Form 20-F
period 2007-12-31
SINA CORP
filed 2008-06-30
CIK 1094005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 000-30698
SINA CORPORATION
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of principal executive offices)
Contact Person: Corporate Secretary
Phone: +8610 8262 8888
Facsimile: +8610 8260 7166
Address: 20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080, People’s Republic of China
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.133 par value Ordinary Shares Purchase Rights	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     As of December 31, 2007, there were 55,521,039 shares of the registrant’s ordinary shares outstanding, $0.133 par value.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):
☑ Large accelerated filer      ☐ Accelerated filer      ☐ Non-accelerated filer
     Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “the Company,” “our” and “SINA” refer to SINA Corporation, its subsidiaries, and, in the context of describing our operations and consolidated financial information, include our consolidated variable interest entities (“VIEs”) in China;

•	“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this annual report, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“GAAP” refers to general accepted accounting principles in the United States; “PRC GAAP” refers to general accepted accounting principles in the PRC;

•	“shares” or “common shares” refer to our ordinary shares;

•	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
     This Annual Report on Form 20-F contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.
     Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made under the caption “Risk Factors” included herein.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected consolidated statements of operation data presents the results for the five years ended December 31, 2007, 2006, 2005, 2004 and 2003. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except per share data)
Operations:
Net revenues	$246,127	$212,854	$193,552	$199,987	$114,285
Gross profit*	151,425	133,444	130,445	138,376	79,848
Income from operations	51,014	34,907	41,508	69,325	37,041
Income before income taxes	64,233	43,967	45,525	69,224	32,318
Net income *	57,729	39,916	43,115	65,996	31,423
Net income per share*
Basic	$1.05	$0.74	$0.82	$1.33	$0.66
Diluted	$0.97	$0.69	$0.75	$1.15	$0.58

	December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$477,999	$362,751	$300,689	$275,635	$227,164
Working capital	377,608	267,116	297,910	252,027	219,866
Total assets	662,263	538,809	468,721	430,425	289,897
Long-term liabilities	1,337	—	100,000	102,142	100,000
Total liabilities	167,287	150,996	149,099	177,080	130,390
Total shareholders’ equity	494,976	387,813	319,622	253,345	159,507

*	The Company began to include stock-based compensation charges in its costs of revenues and operating expenses starting January 1, 2006 in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” Stock-based compensation charges for fiscal 2007 and 2006 were $8.7 million and $9.5 million, or $0.15 diluted net income per share and $0.16 diluted net income per share, respectively.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Due to our limited operating history and the relatively new and evolving market that we operate in, we cannot predict whether we will meet internal or external expectations of future performance.
          We believe that our future success depends on our ability to significantly increase revenue from our operations, of which we have a limited history. Furthermore, our primary market is in China, where the Internet industry is relatively new and fast evolving. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with a limited operating history and in a relatively new and fast changing market. These risks include our ability to:
•	offer new and innovative products;

•	attract buyers for our mobile value-added services (“MVAS”);

•	attract advertisers;

•	attract a larger audience to our network;

•	derive revenue from our users from fee-based Internet services;

•	respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

•	maintain our current, and develop new, strategic relationships;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees;

•	upgrade our technology to support increased traffic and expanded services; and

•	expand the content and services on our network or secure premium content.
          Due to our limited operating history and the relatively new and evolving market that we operate in, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced a recent turnaround of declining trends and there may be expectations that the turnaround will last. Our operating results have in the past fallen below the expectations of industry analysts and investors and may do so again in the future. Our stock price may decline significantly as a result of not meeting internal or external expectations of future performance.
     You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.
          We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; significant news events that increase traffic to our web sites; technical difficulties, system downtime or Internet failures; demand for advertising space from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; operators’ policies; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the Internet, wireless, electronic commerce and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.
     We are relying on advertising sales as a significant part of our future revenues, but the online advertising market is subject to many uncertainties, which could cause our advertising revenues to decline.
          The online advertising market is new and evolving rapidly in China. As a result, many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue could be negatively affected. Our ability to generate and maintain significant advertising revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:
•	the development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	changes in government policy that curtail or restrict our online advertising services;

•	the acceptance of online advertising as an effective way for advertisers to market their businesses;

•	the development of independent and reliable means of verifying levels of online advertising and traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.
          Our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to online advertising. We may not be successful in getting our current and potential advertisers to increase their budget for online advertising.
          In 2007, approximately 62% of our advertising revenues were derived from automobile, real estate, information technology and financial sectors. If there is a downturn in the advertising spending in such sectors, our results of operations, cash flows and financial condition and our share price could suffer.
          Our growth in advertising revenues, to a certain extent, will also depend on our ability to increase the advertising space on our network. If we fail to increase our advertising space at a sufficient rate, our growth in advertising revenues could be hampered. Further, the increasing usage of Internet advertising blocking software may result in a decrease of our advertising revenues as the advertisers may choose not to advertise on the Internet if Internet advertising blocking software is widely used.
     The consolidation of advertising agencies in China could increase the bargaining power of larger advertising agencies, which may adversely impact our revenue growth.
          In 2007, approximately 92% of our advertising revenues came through advertising agencies. Some advertising agencies have been seeking consolidation in the market. If such trend continues, the bigger agencies could have more bargaining power against us. As the larger agencies increase their bargaining power, they may demand larger sales rebates, which could reduce our revenue growth. For 2007, our 10 largest advertising agencies in China contributed to 60% of our advertising revenues. Focus Media Holding Limited and affiliates as an advertising agency group accounted for 24% of our advertising revenues in 2007.
     We are relying on MVAS for a significant portion of our future revenue. Our MVAS revenues have declined in the past and may decrease further in the future.
          For 2007 and 2006, MVAS revenues accounted for 29% and 41% of our total net revenues, respectively. Short messaging service (“SMS”) and interactive voice response system (“IVR”) revenues accounted for approximately 51% and 22%, respectively, of our MVAS revenues for fiscal 2007. If users do not adopt our MVAS at a sufficient rate, or if our SMS or IVR revenues fail to grow, our MVAS revenue growth could be negatively affected. Our MVAS revenues have been declining since 2005 and may continue to decline in the future. Factors that may prevent us from maintaining or growing our MVAS revenues include:
•	our ability to develop new services that become accepted by the market;

•	our ability to retain existing customers of our subscription services;

•	our ability to attract new subscribers in a cost-effective manner;

•	our ability to provide satisfactory services to our customers;

•	competitors, including operators, may launch competing or better products than ours;

•	changes in policy, process and/or system by China Mobile Communication Corporation (“China Mobile”), China Unicom Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection, and who in the past have made sudden changes that have significantly impacted our revenues and may continue to do so in the future; and

•	changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (“MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s

MVAS, thereby, making the purchasing process more complicated. MII has proposed to require mobile users, including pre-paid card subscribers, to register their real identity. Implementation of these changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers.
          In addition to the above, we are relying on new MVAS such as multimedia messaging service (“MMS”), color ring back tone (“CRBT”), KJAVA/BREW and wireless application protocol (“WAP”) being a significant part of our future revenue growth for MVAS. However, the current market size for these new MVAS is relatively small and adoption rates are still relatively low for these services compared to SMS and IVR services. We cannot assure you that our new MVAS offerings will be accepted by the market or, in light of evolving and/or unclear policies and regulations, will meet the requirements of operator policies and government regulations upon release. If revenues from these services do not grow significantly, our financial position, results of operations and cash flows could be materially and adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.
     With respect to MVAS, we rely on China Mobile, China Unicom and other operators for marketing, service delivery, billing and payment collection, and we may be negatively affected by changes which they may make suddenly and unilaterally.
          Our MVAS offerings depend mainly on the cooperation arrangements with China Mobile and China Unicom. In addition, we have arrangements with China Telecommunications Corporation (“China Telecom”) and China Network Communications Group Corporation (“China Netcom”). We rely on the operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bill; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop new products and services. As of December 31, 2007, we offered our MVAS pursuant to relationships with 31 provincial and local subsidiaries of China Mobile and 24 provincial subsidiaries of China Unicom. As we have limited bargaining power against the operators, we may enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreement at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.
          In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:
•	In mid 2004, operators began transitioning SMS to new billing platforms, which has resulted in added operational controls and procedures in areas such as customer subscription and customer billing. Such change has increased the difficulties for new user recruitment and the failure rate for fee collection from our SMS users.

•	In January 2005, China Mobile stopped its “MMS Album” service, which allowed users to retrieve their subscribed MMS messages from China Mobile’s web site when the subscribed MMS messages could not be successfully delivered to their mobile phones. With the termination of MMS Album, we are no longer able to collect fees from users when the MMS messages could not be delivered to such users’ mobile phones.

•	In March 2005, China Mobile began migrating MMS onto a new billing platform, which has resulted in added operational controls and procedures and, correspondingly, increased difficulties for new user recruitment and increased the failure rate for fee collection from our users.

•	In April 2006, China Unicom issued a new policy that sets price ceilings for usage-based and monthly subscription SMS. Such change may require us to lower our current prices on certain SMS services or discontinue offering these services completely.

•	In July 2006, China Mobile made significant changes to its policy on subscription-based MVAS, which included requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscription and fee information. In addition, China Mobile’s provincial subsidiaries have been canceling existing WAP subscriptions that have been inactive for the prior four months and existing SMS subscriptions of users who have not successfully received more than three SMS messages during the month. These policy changes from China Mobile have reduced our ability to acquire new monthly MVAS subscribers and increased the churn rate of existing monthly MVAS subscribers.

•	In September 2006, China Unicom began enforcing a policy of double confirmation on new MVAS subscriptions. Such change has significantly reduced our ability to acquire new monthly MVAS subscribers.

•	In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received.

•	In July 2007, China Mobile began implementing a score and ranking system that attempts to reward larger, higher growth service providers with lesser user complaints. Receiving a low score or ranking, e.g., as a result of too many complaints filed by our MVAS customers, would result in a negative impact to our results of operations, cash flows and financial condition.
          Our operators could make further changes at any time, including, but not limited to, requiring SPs to use the operators’ customer service and/or marketing service and charging for these services; requiring SPs to migrate their MVAS to an operator’s platform and increase the fees charged for using the operator’s platform; changing their fee structure or billing method in a way that would require us to delay the recognition of MVAS revenues from an accrual basis to when actual billing is received; implementing new billing rules, such as reducing MVAS fees that can be charged to users; disallowing SPs to bill certain inactive users and limiting the amount of MVAS fees that can be billed; requiring SPs to absorb end customer bad debts; issuing new rules on how WAP SPs are placed on their browsers, which significantly determines WAP revenues; refusing to pay SPs for services delivered; and limiting the product offerings of SPs by working directly with content providers to launch competing services or giving exclusive rights to certain SPs to offer certain MVAS. Any change in policy, process or system by the operators could result in a material reduction of our MVAS revenues.
          China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. Those operators have generally retained certain percentage of the fees for value-added services we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and MMS on a per message basis, and the rates of such transmission fees vary for different products and message volume. For fiscal year 2007, we received on average 81% and 68% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.
          If China Mobile, China Unicom or other operators restrict or disallow some or all MVAS to be charged on a monthly subscription basis, our revenues from MVAS could be severely impacted. We currently charge our users who have registered to be billed on a monthly basis even if they do not use the service in a particular month. If China Mobile, China Unicom or other operators do not allow us to charge monthly fees for users who do not use our service in a particular month, our MVAS revenues could be negatively impacted. For 2007, approximately 37% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS, MMS and WAP.
          In the past, China Mobile and China Unicom have imposed penalties on MVAS providers for violating certain operating policies relating to MVAS. In some cases, they stopped making payments to certain SPs for severe violations. To date, the accrued penalties we have received have been insignificant in dollar amounts, but it is difficult to determine the specific conduct that might be interpreted as violating such operating policies. Additionally, operators may unilaterally revise their arrangements with us at any time, which could result in us breaching the new terms and being subject to fines. In the future, if China Mobile, China Unicom or other operators impose more severe penalties on us for policy violations, our revenues from MVAS and operating results may be negatively impacted.
          We are subject to potential liability and penalty for delivering inappropriate content through our MVAS. One of the violations cited in the notice for temporary termination of our IVR service at the end of July 2004 was that we had provided inappropriate content to our mobile subscribers through our IVR service. The definition and interpretation of inappropriate content in many cases are vague and subjective. We are not sure whether operators including China Mobile and China Unicom or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our revenues from MVAS may suffer significantly.

          A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true up adjustments to our estimates. If there was no consistent confirmation rates trend or if there were continuous significant true up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to SPs from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For the fourth quarter of 2007, approximately 25% of our MVAS revenues were estimated at period end.
          In the past, China Mobile has requested for resettlement of billings that were settled in previous periods and on which payments have been made to us. We have accrued for such credits to revenue based on a rolling history and the true ups between the accrued amounts and actual credit memos issued have not been significant. However, there is no guarantee that China Mobile or other operators will not request for resettlement of a previously received payment in the future. If China Mobile or other operators request for a resettlement of billings for a previous period at an amount significantly larger than our credit memo accrual based on historical patterns, our operating results, financial position and cash flow may be severely impacted.
          If China Mobile’s, China Unicom’s or other operators’ systems encounter technical problems, if they refuse to cooperate with us or if they do not provide adequate service, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.
     The markets for MVAS and Internet services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, which could reduce our market share and adversely affect our financial performance.
          There is significant competition among MVAS providers. A large number of independent MVAS providers, such as TOM Online, Inc. (“TOM Online”), Kongzhong Corporation (“Kongzhong”), Tencent Holdings Limited (“Tencent”), Hurray! Holding Co., Ltd. (“Hurray”) and Linktone Ltd. (“Linktone”), compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development. Any of our present or future competitors may offer MVAS that provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than ours.
          The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new web sites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services, email and electronic commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. We also face competition from providers of software and other Internet products and services. In addition, we compete with entities that sponsor or maintain high-traffic web sites or provide an initial point of entry for Internet users, such as portals and search sites. Our competitors include existing or emerging PRC Internet portals as well as vertical websites competing in a specific niche such as automobile, real estate, IT information, finance and video streaming. Our competitors in these areas include Baidu.com, Inc. (“Baidu”), Tencent, Netease.com, Inc. (“Netease”), Tom Online, Sohu.com Inc. (“Sohu”), SouFun, East Money, Auto Home, PC Online, China Finance Online Co. Limited (“China Finance Online”), Alibaba.com, Alibaba/Yahoo! China, Kingsoft Corporation and Hexun. Many of these companies are large, well-capitalized entities that currently offer, and could further develop or acquire, content and services that compete with those that we offer. Companies such as these may have greater financial and technical resources, better brand recognition, more developed sales and marketing networks, more customers, stronger government relationships and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers. We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting electronic commerce, large global competitors, such as Microsoft Corporation (“Microsoft”) (MSN), Yahoo! Inc. (“Yahoo!”), eBay Inc. (“eBay”), Google, Inc. (“Google”) and America Online Inc. (“AOL”), may increasingly focus their resources on the Greater China market. Some of these global Internet companies may partner with domestic organizations to penetrate PRC market. We also compete for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. Although new media companies, such as those in outdoor media, more directly compete with traditional media, such as television, they ultimately compete with us to convert advertisers from traditional media to new media. These competitors include Focus Media Holding Limited (“Focus Media”), Air Media Group Inc., Vision China Media Inc. and other China-based private or public new media advertising companies.
          Our other areas of focus for future growth include WAP portal, search and Web 2.0 services. These areas also face intense competition from domestic and international companies. The main competitors for our WAP portal include Tencent, Shanghai 3G Electronic Engineering Company Ltd. (“Shanghai 3G”), Kongzhong and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. The main competitors for our search service include Baidu, Yahoo!/Alibaba and Google; and the main competitors for our instant messaging service include Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). Web 2.0 companies are defined as those that offer tools to: (1) generate traffic through user-generated contents, such as blogs, video podcasting and album; (2) allow users to communicate, such as instant messaging and email and/or (3) allow users to personalize individual sites and virtual communities, such as space and group. Competition in the Web 2.0 space include public companies such as Baidu, Tencent, Netease and Sohu and private companies such as Tudou, Youku, 56.com, Ku6, 6rooms, Bokee, PP Live, PP Stream and 51.com in China and international players such as My Space. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products which may be more popular than our online offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business area and to more quickly adapt to changing technology or market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors may have greater financial and other resources than we have, may be able to more quickly react to changing consumer requirements and demands, may deliver competitive services at lower prices or with more desirable features and functionalities and may market more effectively to certain user audience. Increased competition could result in reduced page views and unique visitors, loss of market share and revenues and lower profit margins.
     Our business is highly sensitive to the strength of our brands in the marketplace, and we may not be able to maintain current or attract new users, customers and strategic partners for our products and offerings if we do not continue to increase the strength of our brands and develop new brands successfully in the marketplace.
          Our operational and financial performances are highly dependent on strong brands in the marketplace. Such dependency will increase further as the number of Internet and mobile users as well as the number of market entrants in China grow. In order to retain existing and attract new Internet users, advertisers, mobile customers and strategic partners, we may need to substantially increase our expenditures for creating and maintaining brand awareness and brand loyalty. Consequently, we will need to grow our revenues at least in the same proportion as any increase in brand spending to maintain current levels of profitability. There have been negative press coverage about the Company based on untrue or unsubstantiated rumors in the past, and the Company has taken affirmative steps to address these coverage. However, we cannot assure you that we will always be able to diffuse negative press coverage about the Company to the satisfaction of our investors, users, advertisers, customers and strategic partners. If we are unable to diffuse negative press coverage about the Company, our brands may suffer in the marketplace and our operational and financial performances may be negatively impacted as a result.
     Our investment in Web 2.0 services, search and WAP portal may not be successful.
          Web 2.0 services, such as blog, video podcasting and online communities, search and WAP portal are currently some of the fastest growing online services in the PRC. We have invested and intend to expand in these areas. For example, we developed our own search engine, we acquired Davidhill Capital Inc. (“Davidhill”) and its instant messaging platform and we have invested heavily in these and other Web 2.0 services, such as blog and video podcasting. Some of our competitors have entered these markets ahead of us and have achieved significant market positions. Our main competitors in Web 2.0 services, search and WAP portal include Baidu, Tencent, Netease, Sohu, Tudou, Youku, 51.com, PP Live, PP Stream, Yahoo!/Alibaba, Microsoft (MSN), Shanghai 3G and Kongzhong. We have also invested and plan to continue to invest in other technological products and tools, such as building game and music platforms to complement our existing Internet service offerings. Our competitors in these areas tend to be more specialized in their specific markets and may have access to greater resources, which may give them a competitive advantage over us. We cannot assure you that we will succeed in these markets despite our investments of time and funds to address these markets. If we fail to achieve a significant position in these markets, we could fail to realize our intended returns in these investments. Moreover, our competitors who succeed may enjoy increased revenues and profits from an increase in market share in any of these specific markets, and our results and share price could suffer as a result.

     If we fail to successfully develop and introduce new products and services, our competitive position and ability to generate revenues could be harmed.
          We are developing new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.
     If we are unable to keep up with the rapid technological changes of the Internet industry, our business may suffer.
          The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of web portals. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as blogs and video podcasting. As broadband becomes more accessible, Internet users may demand contents in pictorial, audio-rich and video-rich format. With the development of 2.5G (such as GPRS) and soon 3G (such as Universal Mobile Telecommunication Service) in China, mobile users may shift from the current predominant text messaging services to newer applications, such as multimedia messaging services, mobile commerce, music and video downloads and mobile games. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.
     We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our web site.
          The Chinese government heavily regulates its Internet sector, including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and prior court decisions can only be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:
       •  We only have contractual control over our web site in China; we do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or electronic mail box services.
       •  Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally. In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII.

Accordingly, Beijing SINA Internet Information Service Co., Ltd., a Chinese company controlled by the Company through contractual arrangement (the “ICP Company”) submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business (the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd.), one of the Company’s wholly owned subsidiaries (“BSIT”) to the ICP Company, and (ii) the trademark “SINA” () used by the ICP Company shall be transferred from BSIT to the ICP Company. According to the Notice of Acceptance of Transfer Application issued by the Trademark Office of the State Administration for Industry and Commerce (“SAIC”) to the ICP Company on December 26, 2006, the application for transfer of trademark is currently in the process of substantial review. The domain name “www.sina.com.cn” has been transferred to the ICP Company.
           •  The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our web site or complete cessation of our web site. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.
           •  Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what and how content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in January 2005, the State Administration of Radio, Film and Television, which regulates radio and television stations in China (“SARFT”), issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations, effective February 2005. This notice could also lead to further actions by other Chinese government authorities to prohibit the sale of such fortune-telling related SMS, which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese governmental authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could also have a material adverse effect on our financial position, results of operations or cash flows.
           •  Certain Chinese governmental authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern Internet activities. The areas of regulation currently include, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of our online operations, such as video podcasting or blog services may be subject to regulations in the future. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties as discussed above, which could have a material adverse effect on our financial position and results of operations and cash flow. A recently promulgated regulation that governs the online transmission of audio-visual programs is the Administrative Provisions on Internet Audio-Visual Program Service jointly promulgated by SARFT and MII on December 20, 2007 (the “Audio-Visual Program Provisions”). Effective as of January 31, 2008, the Audio-Visual Program Provisions stipulate, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT or register with SARFT; an applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. Although SARFT and MII clarified in a press conference later that the existing websites may continue operating its audio-visual services so long as certain conditions are satisfied (including that such websites shall be registered with SARFT), it is unclear based on the Audio-Visual Program Provisions whether such requirements only apply to the new market entrants for operating the Internet audio-visual program service or such requirements apply to both the new applicants and the entities that have already obtained the License for Online Transmission of Audio-Visual Programs.
           The Company’s VIEs in China are not state-owned or state-controlled companies, and without the clarification of SARFT and MII made in the above mentioned press conference they may not be qualified applicants for carrying out Internet audio-visual program service under the Audio-Visual Program Provisions. However, the ICP Company has already obtained a License for Online Transmission of Audio-Visual Programs issued by SARFT valid as of March 22, 2007 through March 22, 2009, showing that the ICP Company has been approved to carry out online transmission service of audio-visual program within such validity term. According to the above-mentioned press conference, the ICP Company is entitled to continue operating its online transmission service of audio-visual program. Notwithstanding the foregoing, considering the requirements set out in the Audio-Visual Program Provisions, it is uncertain whether the ICP Company can successfully procure the renewal of the

License for Online Transmission of Audio-Visual Programs after its expiration. Should any official explanations or implementation rules of the Audio-Visual Program Provisions be promulgated by SARFT or MII explicitly forbidding any non-state-controlled entities from engaging in Internet audio-visual program service, SINA may be disqualified from operating online transmission of audio-visual programs after the License for Online Transmission of Audio-Visual Programs currently held by the ICP Company expires.
       •  The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.
        The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of MII and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. See “Government Regulation and Legal Uncertainties” below for more details.
     In order to comply with PRC regulatory requirements, we operate our main businesses through companies with which we have contractual relationships but in which we do not have controlling ownership. If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations, our business in the PRC could be adversely affected.
          The Chinese government restricts foreign investment in Internet-related, MVAS and advertising businesses, including Internet access, distribution of content over the Internet and MVAS, and advertising via the Internet. Accordingly, we operate our Internet-related and MVAS businesses in China through several VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. We control these companies and operate these businesses through contractual arrangements with the respective companies and their individual owners, but we have no equity control over these companies. Such restrictions and arrangements are prevalent in other PRC companies we have acquired. See “Item 4.C. Organizational Structure.”
          We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. If we are determined not to be in compliance, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our web site, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts.
     We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership.
          Because PRC regulations restrict our ability to provide Internet content, MVAS and advertising services directly in China, we are dependent on our VIEs in which we have little or no equity ownership interest and must rely on contractual arrangements to control and operate these businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the VIEs could fail to take actions required for our business or fail to maintain our China web sites despite their contractual obligation to do so. These companies are able to transact business with parties not affiliated with us. If these companies fail to perform under their agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of the VIEs would always act in the best interests of SINA, especially if they leave SINA.
          Substantially all profits generated from our VIEs are paid to our subsidiaries in China through related party transactions under contractual agreements. We believe that the terms of these contractual agreements are in compliance with the laws in China. Due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that in the future tax authorities in China may challenge the prices that we have used for related party transactions among our entities in China. In the event the tax authorities challenge our VIE structure, we may be forced to restructure our business operation, which could have a material adverse effect on our business.

     If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.
          We are incorporated in the Cayman Islands where no income taxes are imposed for business operated outside of the Cayman Islands. We have operations in four tax jurisdictions including China, the U.S., Hong Kong and Taiwan. For the U.S., Hong Kong and Taiwan, we have incurred net accumulated operating losses for income tax purposes. We believe that it is more likely than not that these net accumulated operating losses will not be utilized to offset taxable income in the future and hence we have not recognized income tax benefits for these locations. We do not expect that we will record any income tax provisions for our operations in the U.S., Hong Kong and Taiwan in the foreseeable future.
          We generated substantially all our net income from our China operations. Our China operations are conducted through various subsidiaries and VIEs.
          Due to our operation and tax structures in the PRC, we have entered into technical and other service agreements between our directly-owned subsidiaries and our VIEs in the PRC. We incur a 5% business tax when our directly-owned subsidiaries receive the fees from the VIEs pursuant to such service agreements, which we include in our operating expenses as the cost of transferring economic benefit generated from these VIEs. Due to the uncertainties surrounding the interpretation of the tax transfer pricing rules relating to related party transactions in the PRC, it is possible that tax authorities in the PRC might in the future challenge the transfer prices that we used for the related party transactions among our entities in the PRC.
          Beginning January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) and the Implementing Rules of the EIT Law (the “Implementing Rules”) approved by the State Council became effective in China, which require, among other things, enterprises in China to submit their annual enterprise income tax returns together with a report on transactions with their affiliates to the relevant tax authorities. The EIT law and the Implementing Rules emphasize the arm’s length basis for transactions between related entities. If PRC tax authorities were to determine that our transfer pricing structure were not on an arm’s length basis and therefore constitute a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.
          The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%.  New and high technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration. Most of our FIEs’ operations in China would enjoy an effective income tax rate of 7.5% in 2008 under the Previous IT Law and some of our VIEs would enjoy a favorable income tax rate of less than 25% under the Previous IT Law. The Company’s ultimate effective tax rate starting in 2008 will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the EIT Law. If the Company’s FIEs fail to receive the new and high technology enterprise status, the Company’s PRC consolidated effective tax rate may increase significantly to as high as 27%.
          The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
          The EIT Law also imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementing Rules, if we are regarded as a PRC resident enterprise, we cannot guarantee that any dividends to be distributed by us to our non-PRC shareholders will not be subject to a withholding tax, nor can we guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to a withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. Accordingly, the Company may decide not to distribute its retained earnings and maintain such cash onshore to reinvest in its PRC operations.
     Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.
          We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our entities in China, including , SINA.com Technology (China) Co., Ltd. (“STC”), Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., Beijing SINA Internet Technology Service Co. Ltd. and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China for our revenues after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we have to pay tax on behalf of the employees when we try to distribute the dividend from these local entities in the future. Such dividend tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reverse funds are not payable or distributable as cash dividends.
          The Chinese government also imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We had experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.
     Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.
          China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through MVAS that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any web site maintained outside China at its sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or via our MVAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

          Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what and how content might be prohibited under existing restrictions or restrictions that might be imposed in the future. At the end of July 2004, our IVR service was temporarily terminated by China Mobile for violating certain operating procedures. One of the violations cited in the notice for temporary termination was that we had provided inappropriate content to our mobile subscribers through our IVR service. We are not sure whether operators including China Mobile and China Unicom or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our profit from MVAS will suffer.
          In January 2005, SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations effective in February 2005. SARFT or other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows.
          We are also subject to potential liability for content on our web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems. Furthermore, we are required to delete content that clearly violates the laws of China and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our web sites.
     The Chinese legal system has inherent uncertainties that could limit the legal protections available to you.
          Our contractual arrangements with our VIEs in China are governed by the laws of the PRC. China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties, and therefore you may not have legal protections for certain matters in China.
     Increases in labor costs and the new labor law in the PRC may adversely affect our business and our profitability.
          A new labor contract law became effective on January 1, 2008. The new labor contract law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. As a result, our labor costs and future disputes with our employees are expected to increase, which could adversely affect our profitability, business or results of operations.
     Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.
          As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. In January 2003 we acquired Memestar Limited, an MVAS company, in March 2004 we acquired Crillion Corporation, an MVAS company, and in October 2004, we acquired Davidhill, an instant messaging technology platform. Acquired businesses or assets may not yield the results we expected. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial conditions and results of operation may be materially adversely affected.
     We may not be able to manage our expanding operations effectively, which could harm our business.
          We have expanded rapidly by acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services such as MVAS, instant messaging and worldwide web search. We anticipate continuous expansion in our business, both through further acquisitions and internal growth, as we address growth in our customer base and market opportunities. In addition, the geographic dispersion of our operations as a result of acquisitions and overall internal growth requires significant management resources that our locally-based competitors do not need to devote to their operations. In order to manage the expected growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other web sites, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.
     Our business and growth could suffer if we are unable to hire and retain key personnel that are in high demand.
          We depend upon the continued contributions of our senior management and other key personnel, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key personnel could harm our business. We have experienced recent changes to our directors and officers. Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.
     We may be subject to litigation for user generated content provided on our websites, which may be time-consuming to defend.
          User-generated content (UGC) has become an important source of content to draw traffic to our website. Our UGC platforms, including blog, video podcasting and album, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, a third party may still find UGC postings on our website offensive and take action against us for losses incurred in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claims, with or without merit, could be time consuming and costly to defend, and may result in litigation and divert management’s attention and resources.
     You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us.
          We conduct our operations in China and a significant portion of our assets is located in China. In addition, some of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon those directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the U.S. and many other countries that provide for the reciprocal recognition and enforcement of judgment of courts. As a result, recognition and enforcement in China of judgments of a court of the U.S. or any other jurisdiction in relation to any matter may be difficult or impossible.
     We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.
          Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic Chinese companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration (“OSCCA”), i.e., the Chinese encryption regulatory authority, for the commercial encryption products they use; companies operating in China are allowed to use commercial cipher code products being approved by OSCCA only and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by OSCCA. In December 2005, OSCCA further released a series of rules regulating many aspects of commercial cipher code products in detail, including development, production and sales, which all came into effect on January 1, 2006.
          Because these regulations do not specify what constitutes cipher code products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with OSCCA for, our current or future encryption software. If Chinese regulatory authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.
     Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.
          We collect personal data from our user base in order to better understand our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, we would be in violation of the Hong Kong Personal Data Ordinance unless individual users expressly consented to this integration of their personal information. The ordinance provides that an Internet company may not collect information on its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. If we are unable to construct demographic profiles for Internet users because they refuse to give consent, we will be less attractive to advertisers and our business could suffer.
     Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.
          A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.
     Our significant amount of deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise not have the liquidity to pay us during our deposit period.
          As of December 31, 2007, we have approximately $324.7 million in cash and other bank deposits, such as time deposits and bank notes, with large domestic banks in China. These cash and bank deposits constitute about 68% of our total cash, cash equivalent and short-term investments as of December 31, 2007. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been severe competitors against Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.
     We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.
          We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
     We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.
          Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.
     We may be subject to claims based on the content we provide over our network and the products and services sold on our network, which, if successful, could cause us to pay significant damage awards.
          As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message board, chat room services, blog, video blog and other areas on our web site; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through our SinaMall and any future e-commerce services we may offer.
          We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability. Although we carry general liability insurance, our insurance may not cover potential claims of this type and may not be adequate to indemnify us against all potential liabilities.
     We have contracted with third parties to provide content and services for our portal network and we may lose users and revenue if these arrangements are terminated.
          We have arrangements with a number of third parties to provide content and services to our web sites. In the area of content, we have relied and will continue to rely almost exclusively on third parties for content that we publish under the SINA brand. Although no single third party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful media properties, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be harmed. We have recently experienced fee increases from some of our content providers. If this trend continues, our gross profit from online advertising may be adversely affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a significant decrease of the amount of content we can publish on our web site. We may lose users if the Chinese government chooses to restrict or prevent state-owned media from cooperating with us, in which case our revenues will be impacted negatively.
          In the area of web-based services, we have contracted with third party content providers for integrated web search technology to complement our directory and navigational guide, and with various third-party providers for our principal Internet connections. If we experience significant interruptions or delays in service, or if these agreements terminate or expire, we may incur additional costs to develop or secure replacement services and our relationship with our users could be harmed.
          A substantial part of our non-advertising revenues is generated through MVAS where we depend on mobile network operators for services delivery and payment collection. If we were unable to continue these arrangements, our MVAS could be severely disrupted or discontinued. Furthermore, we are highly dependent on these mobile service providers for our profitability in that they can choose to increase their service fees at will.
          We depend on a third party’s proprietary and licensed advertising serving technology to deliver advertisements to our network. If the third party fails to continue to support its technology or if its services fail to meet the advertising needs of our customers and we cannot find an alternative solution on a timely basis, our advertising revenues could decline.
     The law of the Internet remains largely unsettled, which subjects our business to legal uncertainties that could harm our business.
          Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.
          Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, new tax regulations may subject us or our customers to additional sales and income taxes. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.
     The high cost of Internet access could hinder the growth of Internet users in China and thus hamper the expansion of our user base.
          The cost of Internet access might prevent some of the users from accessing Internet and thus cause the growth of Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online advertisers.
     If we failed to scale our systems proportionally with the growing Internet population in China, our website traffic growth would be adversely affected.
          The website traffic in China has experienced significant growth during the past few years. If we were unable to increase our online content and service delivering capacity accordingly, we might not be able to continuously grow our website traffic.
     We must rely on the Chinese government to develop China’s Internet infrastructure and, if it does not develop this infrastructure, our ability to grow our business could be hindered.
          The telecommunications infrastructure in China is not well developed. Although private sector ISPs exists in China, almost all access to the Internet is accomplished through ChinaNet, China’s primary commercial network, which is owned and operated by China Telecom and China Netcom under the administrative control and regulatory supervision of MII. Although the Chinese government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be timely developed. We have experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, such instances could have a material impact on its business in the future. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not timely developed by the Chinese government, the growth of our business could be hindered.
     Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with our systems.
          The continual accessibility of our web sites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.
          We have limited backup systems and redundancy. In the past, we experienced an unauthorized tampering of the mail server of our China web site which briefly disrupted our operations. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry sufficient business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.

     We have limited business insurance coverage.
          The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.
     Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), Avian flu or other widespread public health problems could adversely affect our business.
          Future outbreaks of SARS, Avian flu or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, Avian flu or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, Avian flu or other widespread public health problems could result in reduction of our advertising and fee-based revenues.
     Political and economic conditions in Greater China and the rest of Asia are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.
          We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. Furthermore, many countries in Asia have experienced significant economic downturns since the middle of 1997, resulting in slower GDP growth for the entire region as a result of higher interest rates and currency fluctuations. If declining economic growth rates persist in these countries, expenditures for Internet access, infrastructure improvements and advertising could decrease, which could negatively affect our business and our profitability over time.
          Economic reforms in the region could also affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in China, we cannot be sure that they will be effective or that they will benefit our business.
     We have $99 million of zero-coupon, convertible, subordinated notes due 2023, or possibly earlier upon a change of control, which we may not be able to repay in cash and could result in dilution of our basic earnings per share.
          In July 2003, we issued $100 million of zero coupon convertible subordinated notes due July 15, 2023, first putable to us on July 15, 2007. The outstanding balance of our convertible notes as of December 31, 2007 was $99 million. Each $1,000 principal amount of the notes is convertible into 38.7741 shares of our ordinary shares prior to July 15, 2023 if the sale price of our ordinary shares issuable upon conversion of the notes reaches a specified threshold or specified corporate transactions have occurred. One of the conditions for conversion of the notes to SINA ordinary shares is that the market price of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. On July 15 annually from 2007 to 2013, and on July 15, 2018, or upon a change of control, holders of the notes may require us to repurchase all or a portion of the notes for cash. For the three months ended March 31, 2008, the sale price of SINA ordinary shares exceeded the threshold set forth in Item (i) above for the required period of time. Therefore, the notes are convertible into SINA ordinary shares during the three months ending June 30, 2008. Upon a conversion, we may choose to pay the purchase price of the notes in cash, ordinary shares, or a combination of cash and ordinary shares. We may not have enough cash on hand or have the ability to access cash to pay the notes if holders ask for repayment on the various put dates, or upon a change of control, or at maturity. In addition, the purchase of our notes with our ordinary shares or the conversion of the notes into our ordinary shares could result in dilution of our basic earnings per share.

     Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.
          Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 3.4% and 6.5% against the U.S. dollar in 2006 and 2007, respectively. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese renminbi against the U.S. dollar. We can offer no assurance that Chinese renminbi or any other foreign currency will be stable against the U.S. dollar.
          The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB, Hong Kong Dollar and New Taiwan Dollar denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.
          Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese renminbi into foreign currency for current account items, conversion of Chinese renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese renminbi in the future. Because a significant amount of our future revenues may be in the form of Chinese renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese renminbi to fund our business activities outside China, or to repay non-renminbi-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial conditions and results of operation.
     Changes to existing accounting pronouncements, including SFAS 123R, or taxation rules or practices, including FIN 48, may adversely affect our reported results of operations or how we conduct our business.
          A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) starting January 1, 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of share options is based upon, among other things, the volatility of our ordinary shares. The method that we use to determine the fair value of restricted share units is based upon the market price of our ordinary shares on the date of the grant. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use share options or use other share-based instruments as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as FIN 48, the EIT Law in China which was effective January 1, 2008, and various interpretations of accounting pronouncement or taxation practice have occurred and may occur in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business.
     We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets arising from acquisitions.
          We are required under GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined.
          During fiscal 2007, we assessed the goodwill related to our MVAS operation for impairment as a result of continuously declining revenues and gross margins. We used both the income approach and market approach for the assessment of mobile goodwill and the assumptions used were based on the information available to us at the time. Further decline in the performance of our mobile operations, in the price over earnings multiples of our peers in the MVAS industry and other factors may require us to record a significant charge to earnings if an impairment is determined at a future date. As of December 31, 2007, goodwill related to our MVAS operation was approximately $68.9 million and goodwill and intangible assets not related to our mobile business were approximately $20.5 million.
     We may be required to record a significant charge to earnings from the declines in fair value of our marketable securities if such declines become other than temporary or if we are unable to hold such investments until maturity.
          Our marketable securities are classified as available-for-sale in short term investments and are reported at fair value with net unrealized losses recorded as accumulated other comprehensive income in shareholders’ equity. The losses incurred on these investments are primarily related to changes in interest rates. We consider these declines to be temporary in nature. If factors arise that would require us to account for the declines as other than temporary or if we are unable to hold the investments until the carrying value is recovered, we may need to recognize the declines as realized losses with a charge to income.
     While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.
          While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect our financial results and the market price of our ordinary shares.
     Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.
          The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the twelve months ended December 31, 2007, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $29.87 to $58.42 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and

Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.
     We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.
          Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.
     Anti-takeover provisions in our charter documents and SINA’s shareholder rights plan may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.
          Our Amended and Restated Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or from otherwise engaging in a merger or similar transaction with us.
          For example, our Board of Directors has the authority, without further action by our shareholders, to issue up to 3,750,000 preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if the Board of Directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. Similarly, the Board of Directors may approve the issuance of debentures convertible into voting shares, which may limit the ability of others to acquire control of us.
          In addition, we have adopted a shareholder rights plan pursuant to which our existing shareholders would have the right to purchase ordinary shares from the Company at half the market price then prevailing in the event a person or group acquires more than 10% of our outstanding ordinary shares, or an additional 0.5% in the case of certain shareholders holding more than 10% at the time of the plan adoption, including Shanda and its affiliates, on terms our Board of Directors does not approve. As a result, such rights could cause substantial dilution to the holdings of the person or group which acquires more than 10%, or an additional 0.5%, as the case may be. Accordingly, the shareholder rights plan may inhibit a change in control or acquisition and could adversely affect a shareholder’s ability to realize a premium over the then prevailing market price for the ordinary shares in connection with such a transaction.
Item 4. Information on the Company
A. History and Development of the Company
          SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co. Ltd. and California-based SINANET.com. In April 2000, the Company completed its initial public offering and was listed on the

NASDAQ market. Incorporated in the Cayman Islands, SINA is headquartered in Shanghai, China and has offices in seven cities and a network of four web sites around the world.
          The primary focus of our operations is in China, where we derive the majority of our revenues. From 1999 to 2001, our growth was mainly driven by our online advertising business, which generated the majority of our total revenues. We began offering MVAS under arrangements with third-party operators in the PRC in late 2001 and have up until 2004 experienced significant growth in MVAS revenues.
          Our business operations in China are conducted primarily through significant wholly-owned subsidiaries, including Sina.com Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., Beijing SINA Internet Technology Service Co. Ltd. and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.
          We have completed a number of acquisitions over the past few years, including the acquisition of Memestar Limited in 2003, Crillion Corporation in 2004 and Davidhill Capital Inc. in 2004.
B. Business Overview
Overview
          We are an online media company and value-added information service provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
          SINA offers distinct and targeted content on each of its region-specific web sites and a range of complementary offerings designed to broaden its user base and increase user traffic. The Company aims to become the media platform of choice for Internet users to research and retrieve information and for businesses to market and promote their products. SINA offers a range of complementary offerings, all centered on its core content business that are intended to enhance the attractiveness of its portal business and strengthen its reach in the community.
          In 2007, SINA continued to focus on strengthening its multimedia and community-based product offerings. One area of focus has been integrating user generated contents, such as blog and video podcasting into traditional website verticals. In addition, upgrades to email and instant messages were launched to strengthen the communication aspect of SINA Community product offerings. By integrating newly launched products with our existing resources, SINA has built up several interactive platforms including SINA Music and SINA Game. Through these integrated platforms, Internet users may not only obtain information and updates but also interactively communicate with other community members with similar interests. In the video space, the Company continued to invest in the acquisition of quality contents and optimization of content distribution infrastructure in an effort to transform SINA from a text-based media platform to a multimedia and community-based media platform.
          In 2007, SINA also expanded its strategic relationships in various areas including content, service and distribution. In May 2007, the Company formed strategic alliance with China Telecom to provide a co-branded video sharing platform. With this partnership, SINA is able to offer a scalable solution for video sharing with the support of the largest network operator in China. In June 2007, SINA entered into a partnership agreement with Google, whereby the two parties agreed to cooperate on search, advertising and branding.
          With China gearing up for the 2008 Beijing Olympics, SINA has taken several initiatives to enhance our leadership in the online media space, particular in the area of sports. In 2007, the Company obtained a series of new media rights to broadcast some of the most popular sporting events in China, many of which are on an exclusive basis, such as matches from the English Premier League and the European Championship. In addition, we launched an integrated marketing campaign named “My 2008: The

World Opens Its Eyes.” This year-long campaign leading up to the 2008 Beijing Olympics is designed to encourage Internet users to share their views, thoughts and feelings about the 2008 Beijing Olympics and its impact on China and the Chinese people via SINA Blog, SINA Podcast or SINA Album.
Market Opportunities
          SINA’s primary focus is on the China market. The success of its business is tied to the size and vitality of China’s economy. In a preliminary study published by the Chinese National Bureau of Statistics, China’s gross domestic product (GDP) reached $3.2 trillion in 2007, representing an 11.4% year-on-year growth rate. The latest survey by China Internet Network Information Center (“CNNIC”) shows that Internet users in China have grown 53.3% from last year to 210 million as of the end of 2007. The large user base makes China an attractive market for the Company to expand its product offerings and to grow its revenue streams. According to the latest survey by CNNIC, 78% of the users in China have access to the Internet via broadband. The large broadband adoption creates opportunity for the online industry, particularly in the areas of audio and video-based products and services, such as rich media and video advertising. In addition, based on a February 2008 Report issued by China’s Ministry of Information Industry, the number of mobile phone users has increased 19% from 2006 to 547 million as of the end of 2007. With the Chinese government expecting to issue 3G wireless licenses in the near future, the issuance of multiple 3G licenses would level the playing field among the operators, improve the performance of Internet access via mobile phones and significantly broaden the reach of the Internet in China. We believe this will create additional business opportunities for SINA.
Properties and Product Offerings
          SINA provides services through five major business lines, including SINA.com, SINA Community, SINA Mobile, SINA.net and SINA E-Commerce, which are categorized into two revenue streams-advertising and non-advertising. The following table presents an overview of the Company’s revenue reporting structure as well as its vertical properties and services:

Revenue	Advertising (online advertising)
Classification	Non-advertising (MVAS, search, and other fee-based services)

Properties
and
Services	SINA.com	SINA Community	SINA Mobile	SINA.net	SINA E-Commerce
	▪ News and online vertical content ▪ Online advertising	▪ Blog ▪ Podcasting ▪ Album ▪ Bar ▪ Notepad	▪ SMS ▪ IVR ▪ MMS ▪ WAP ▪ CRBT	▪ Search ▪ Enterprise solutions	▪ Online Shopping
		▪ Instant Messanging	▪ KJAVA
▪ Group
▪ BBS
▪ eMail
▪ Post
     SINA.com
          SINA is an online brand advertising property in China. SINA employs a multi-pronged sales strategy that targets both short-term revenue opportunities such as banner advertising campaigns, as well as longer-term, higher-value contracts that include integrated marketing packages. The Company’s advertising product offerings consist of banner, button, text-link advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services.
          The Company’s primary target client base for advertising and sponsorships consists of global corporations doing business in Greater China and domestic companies in each of the regions SINA operates in, to which the Company sells from both its corporate and regional headquarters. Global corporations are typically Fortune 500 and Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs. Regional companies consist of medium to large companies that are focused on specific geographic and demographic markets, such as Chinese Americans or Taiwanese, and smaller companies whose markets are within a local territory, such as Beijing or Hong Kong. A partial list of advertising clients include: China Mobile, Intel, Lenovo, Meng Niu Dairy, Microsoft, Nike, Samsung and Toyota. For the fourth calendar quarter of

2007, SINA had approximately 740 advertisers worldwide. Advertisers from the automobile, real estate and information technology sectors contributed to over half of the total online advertising dollars in 2007.
          SINA’s portal network consists of four destination web sites dedicated to its users across the globe: Mainland China (www.sina.com.cn), Taiwan (www.sina.com.tw), Hong Kong (www.sina.com.hk), and overseas Chinese in North America (www.sina.com). Each destination site consists of Chinese-language news and content organized into interest-based channels. The sites offer extensive community and communication services and sophisticated web navigation capability through SINA search and directory services.
          SINA.com offers a variety of free interest-based channels that provide region-focused format and content. The most popular channels include:
          SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies such as , China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News, users have easy access to breaking news coverage from multiple sources and points of view.
          SINA Sports. SINA Sports offers multimedia news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, NBA games, general sports as well as exciting coverage of famous sports stars and teams in the world.
          SINA Entertainment. SINA Entertainment contains extensive coverage of local and international entertainment news and events, including dining, movies, television programs, plays, operas, as well as popular and classical music.
          SINA Auto. SINA Auto offers the latest automobile-related news and service information to provide car buyers and automobile enthusiasts with the most current information on automotive pricing, reviews and featured guides.
          SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the U.S., Shanghai, Shenzhen, Hong Kong and Taiwan stock exchanges, as well as breaking news from individual listed companies and market trend analysis.
          SINA Real Estate. SINA Real Estate provides the latest news, pricing and availability of new, used and rental housing. It also features interactive electronic maps, discussion forums and how-to guides for buyers, sellers and owners of properties on topics ranging from home buying, selling, furnishing and repairs.
          SINA Technology. SINA Technology provides updates on recent activities of high-tech corporations and technology trends, while offering product reviews and software downloads.
          SINA Game. Built on the integration of our existing gaming community resources and multimedia product offerings, SINA Game serves as an interactive platform that provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, aiming at enhancing the overall multimedia community experiences of the game players.
          SINA Music. SINA Music is an integrated music community platform that is built on our license agreements with some of the largest global and domestic music labels such as Warner, Sony BMG, Emi, Universal and Rock Music. The platform provides music lovers with free on-demand streaming of the licensed songs and music videos, information and updates from the music industry, themed-based community services and off-line music concerts.
          SINA Eladies. SINA Eladies serves as an interactive platform for fashion-conscious users to share comments and ideas on a range of topics, such as health, cosmetics and beauty. SINA Eladies also provides real-time coverage of major world fashion events, bringing users the latest on styles and trends.
          SINA Luxury. Launched in 2007, SINA Luxury caters to the increasing demand for luxury goods and high-end services in China. SINA Luxury covers a variety of luxurious topics including wines, cigars, top-brand apparels and accessories as well as services aiming at the high net worth populations.

          SINA Video. SINA Video is an interactive online video platform that provides the latest, high-quality and easy-to-use interactive video products. SINA Video is divided into branded sections, including Broadband Sports Live Broadcast, VIP Chat, SINA TV, DV Craze, Entertainment Shows, Movie Premieres and Best Original Creations.
          SINA WAP. As a Chinese wireless application protocol portal, SINA WAP offers a world of free information and entertainment. Users can access the very latest information around the world via their mobile phones.
     SINA Community
          SINA Community aims at providing a user-generated platform for information and entertainment and promoting the social networking experience for SINA netizens.
          SINA Bar. Launched in December 2007, SINA Bar offers a community-based platform for users to exchange views and share comments on common interest areas. SINA Bar is unique from SINA BBS in that it allows users to initiate topics on their own.
          SINA Album. Launched in July 2007, SINA Album is a photo sharing platform where users can upload, store, download and share their photos. It also supports social networking functions such as commenting on the photos and tagging friends.
          SINA Notepad. SINA Notepad was created in April 2007 as an inner-community messaging tool that allows users to send private messages to other community members.
          SINA Circle. SINA Circle allows users to form communities on the web. Launched in November 2006, SINA Circle builds on existing SINA Community services, such as SINA Blog, to create user-maintained and supported online communities.
          SINA UC. UC is SINA’s proprietary instant messaging system. Apart from the traditional text-based instant messaging, SINA UC also provides our users with audio and video based instant messaging tools enabling multimedia social experiences.
          SINA Blog. Launched in 2005, SINA Blog has quickly become a popular platform for Chinese bloggers to read and publish original writings. Building on SINA’s brand prestige and large user traffic, SINA Blog represents a destination for celebrities to maintain a direct dialog with their fans.
          SINA Podcast. SINA Podcast, launched in December 2006, allows users to upload, publish and manage their audio-visual information in addition to the basic text and image transfer provided by SINA Blog. SINA Podcast serves as a personal multimedia platform for users to create their individual online portals.
          SINA Mail. Established in 1999, SINA Mail services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Mail supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.
          SINA BBS. SINA BBS hosts topic-specific discussion forums in Chinese language.
          SINA Post. As part of SINA’s classified ad service, SINA Post was launched in 2005 to allow free posting of advertisements for individual and enterprise users. SINA’s proprietary classified search technology allows users to find data and information.
     SINA Mobile
          SINA’s MVAS, launched in April 2002, allows users to receive news and information, download ring tones and pictures, and participate in dating and friendship communities. Users can order these services through the SINA web site or through their mobile phones on a monthly subscription or pay per-message basis. SINA offers MVAS through a wide range of products from content downloading, subscription to dating services and mobile games, on multiple platforms such as SMS, MMS, WAP, IVR, CRBT and KJAVA/BREW.
          SINA’s competitive advantage in MVAS comes from its online and offline marketing channels. As a leading online media company in China, SINA leverages its large number of unique users and online content portfolio. Offline, SINA has a large local sales team that covers the majority of the provinces and municipalities in China as well as a significant presence in local TV, radio and print advertising. SINA has established content partnerships with certain international record label companies to provide image and music downloads. SINA Mobile provides MVAS mainly through operator platforms, including the Monternet platform of China Mobile and the UNI-Info platform of China Unicom. SINA also works closely with provincial operators to jointly promote its MVAS offerings.
          SINA’s MVAS can be categorized into three main categories: news and information, community, and multimedia downloads:

News and Information	Community	Multimedia Downloads
• Headline news	• Games and quizzes	• Ring tones
• Financial news	• Educational products	• Logos and pictures
• Technology news		• Screen savers
• Sports news
• Weather forecast
• Jokes
          SINA provides its MVAS mainly through the following product lines:
          SINA SMS. As many mobile phones are able to display and send text in Chinese, SINA developed a suite of short messaging services that includes user-customized information subscription, personal greetings, customized mobile phone screen decoration, personalized ring tones and mobile games.
          SINA MMS. Using general packet radio service (“GPRS”) technology, MMS enables users to download color pictures and sophisticated ring tones, as well as to transmit more data per message. SINA MMS’ multimedia functionalities enable content and information exchanges in the form of text, graphics, audio and data.
          SINA IVR. IVR (Interactive Voice Response) refers to all voice activated information retrieval services. Users can obtain information via their mobile phones by dialing a list of fixed numbers and following a set of pre-recorded messages. Sample services include weather forecasting and data searching. IVR offers applications in the areas of interactive games and professional products.
          SINA WAP. SINA’s WAP services use GPRS technology to provide users with news and other topical information, multimedia downloads, dating and community services and mobile search services.
          SINA CRBT. CRBT refers to the ring tone heard by the callers prior to the call being answered. SINA’s CRBT service gives mobile phone users the option to customize their ring back tone based on popular songs and special sound effects.
          SINA KJAVA/BREW. SINA KJAVA/BREW provides graphic and animated MVAS products on China Mobile’s K-Java mobile platform. SINA KJAVA/BREW covers a full range of services including mobile phone games, animation and videos, portable tools and news updates.
     SINA.net
          SINA.net serves as an enterprise solutions platform to assist businesses and government bodies to more effectively engage, communicate and transact with their target audiences via the Internet. SINA.net provides businesses and government bodies with e-marketing and e-government solutions including search, corporate email, classified information, e-commerce and city portals.
          Search and Listings. SINA’s listing properties include a search engine, a directory and classified information. SINA’s search engine and directory provide an online guide to web navigation and a gateway to the vertical offerings on the SINA network. Users can either browse the directory listings by subject matter or use SINA Search, a keyword search function that scans the contents of the entire directory. For browser-driven inquiries, SINA’s directory results include Sponsored Sites, a SINA-created fee-based program that allows commercial sites to receive enhanced placement in the directory. For keyword-search-driven inquiries, its search results also include SINA Sponsor matches, site listings with enhanced placement in search results that are bought by businesses or organizations.
          SINA iAsk. SINA iAsk offers knowledge-based search, community-based search and niche search covering a variety of topical areas. As an intelligent interactive search engine with natural language processing technology, SINA iAsk categorizes search subjects into areas of news, pictures, music, knowledge, and video. SINA iAsk offers an interactive Q&A platform and personalized features such as search by local content (maps, entertainment and travel). iAsk also powers SINA’s mobile search engine.
          Google Adwords. Starting June 2007, SINA replaced its web page search powered by iAsk with Google’s Adwords service.
     SINA E-Commerce
          SINA currently offers SINAMall (http://mall.sina.com.cn), an online shopping web site, on its Chinese Mainland and North America web sites. Based on SINA’s proprietary technology platform, SINAMall enables both international and local companies to transact business.
          Additional information on segment reporting is incorporated herein by reference to Note 14 Segment Information of the Notes to the Consolidated Financial Statements, which appears in Item 8 of this Annual Report on Form 20-F.
Strategic Relationships
          SINA has developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.
Content Partnerships
          The goal of SINA’s content partnerships is to provide its users with a large offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its web sites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include Xinhua News Agency, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Xinhua Net and Beijing News. For its mobile content, SINA has established content partnerships with certain international record label companies to provide image and music downloads.
Application and Service Partnership
          The goal of SINA’s application and service partnerships is to ensure that its users have access to user-friendly, reliable and scalable communication and search tools. Because many of the Company’s prospective partners have traditionally focused on non-Chinese speaking markets, SINA’s internal engineering and development teams often work closely with them to localize their solutions for the Chinese-language market.
Technology Infrastructure
          SINA’s operating infrastructure is designed to deliver hundreds of millions of page views per day to its users. SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in China, U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache and IIS servers. These servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai, Guangzhou, Tianjin, Jinan and Xian, China, TNN in Taipei, Taiwan, X.O. Communication in Fremont, California, as well as iAdvantage in Hong Kong.
          The Company believes that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the Internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of China Mobile and China Unicom to provide MVAS to SINA’s users. Nevertheless, the Company has experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, such instances could have a material impact on its business in the future.

Seasonality
          The Company experiences seasonality in its online advertising business. Traditionally, in the China market, the fourth calendar quarter represents the best season for general advertising markets. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year. There is little seasonality in the Company’s MVAS and other offerings.
Competition
          SINA operates in the market of online content and services for the global Chinese community. The industry can be classified as highly competitive and rapidly changing due to the fast growing market.
          As SINA expands its product offerings into areas such as video, search, instant messaging, blog and WAP portal, it faces increasing competition from companies that are focused in the same spaces. In the video area, SINA competes with private companies such as Youku, 56.com, Tudou, 6rooms, Ku6, PP Live and PP Stream as well as the video offerings of large established portal companies such as Tencent’s QQ Live. In instant messaging, SINA faces competition from the likes of Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). In Blog, SINA’s key competitors include public companies such as Baidu, Tencent, Netease, Sohu and Microsoft (MSN) as well as private companies, such as Bokee and 51.com in China. Similarly, Yahoo!/Alibaba, Baidu, Google and others are competitors in the growing online search market in China. In the WAP portal space, key competitors include Tencent, Kongzhong, Shanghai 3G and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. SINA also faces competition from vertical websites, who may have more resources dedicated to a particular topical area, such as Hexun, East Money, China Finance Online, PC Online, Auto Home and Sofun. On the mobile side, the Company competes with other service providers such as Kongzhong, Linktone, Hurray, Tencent and TOM Online that specialize in MVAS. As SINA continues to broaden its range of product offerings, it expects increasing competition from these established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective verticals. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.
          Other online content/services companies, such as Baidu, Tencent, Netease, Sohu and TOM Online, compete with SINA for user traffic, advertising revenue, e-commerce transactions, MVAS and other fee-based services. Industry consolidation may occur as the market for the Internet in China matures, which could result in increased competition. The Company also faces competition from international Internet companies such as Yahoo, Microsoft, eBay, Google and AOL. With the gradual opening of the telecommunication sector resulting from China’s entry into the World Trade Organization, the Company expects an increasing number of international portals and Internet companies to enter the Chinese online media industry. These companies may have greater brand recognition, financial resources and longer operating histories than we have. SINA also competes for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.
          SINA’s ability to compete successfully depends on many factors, including the quality of its content, the breadth, depth and ease of use of its services, its sales and marketing efforts, and the performance of its technology. See also “The markets for MVAS and Internet services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, some of which have greater financial resources than we do or currently enjoy a superior market position than we do” under the “Risk Factors” section.
Intellectual Property and Proprietary Rights
          We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

          In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards” under the Risk Factors section.
Government Regulation and Legal Uncertainties
     The following description of PRC laws and regulations is based upon the opinions of Lawyers from Jun He Law Offices, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors.”
     Overview
          The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the General Administration for Press and Publication (“GAPP”) (formerly the State Press and Publications Administration (“SPPA”), the Ministry of Education (“MOE”), the Ministry of Culture (“MCPRC”), the Ministry of Health (“MOH”), and the Ministry of Public Security.
          Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. Telecom Regulations set out the general framework under which domestic Chinese companies such as SINA’s subsidiaries may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations differentiate the telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.
          On December 20, 2001, after China’s formal entry into the WTO, the PRC State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, may undertake operations in basic telecom services and value-added telecom services. Currently, the foreign party to a value-added FITE may hold up to 50% of the equity, with no geographic restrictions on its operations. Before that, foreign investors were prohibited from investing in Internet content services. The PRC government has not made any further commitment to loosen the regulation on FITEs.
          According to the Measures for the Administration of Internet Information Services described below, an enterprise must obtain a Value-added Telecommunication Services Operating License in the first place to conduct Internet content service businesses. When the Internet content involves areas of news, education, medicine, health, pharmaceuticals and medical equipment, which are regulated by MCPRC, MOE, MOH and other governmental authorities, respectively, the enterprise must also obtain permission from responsible national authorities.
     PRC Corporate Structure
          The Chinese government restricts foreign investment in Internet-related, MVAS and advertising businesses. Accordingly, we operate our Internet-related and MVAS businesses in China through our VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. For a list of our material directly-owned subsidiaries and VIEs in China, please see “Item 4.C. Organizational Structure” below.

     Classified Regulations
          Foreign Investment in Value-added Telecom Services
          The MII Circular 2006 was promulgated by MII on July 13, 2006. According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally.
          In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII.
          Accordingly, the ICP Company submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business (the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“”) used by the ICP Company shall be transferred from BSIT to the ICP Company. According to the Notice of Acceptance of Transfer Application issued by the Trademark Office of SAIC to the ICP Company on December 26, 2006, the application for transfer of trademark is currently in the process of substantial review. The domain name “www.sina.com.cn”has been transferred to the ICP Company.
          Internet Information Services
          The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their web sites. ICPs must police their web sites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.
          Currently, the ICP Company holds a Value-Added Telecommunication Services Operating License which was issued on June 15, 2005 by MII with a validity term up to June 2, 2009 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services). It also obtained a permit to operate its bulletin board systems on July 16, 2001 pursuant to additional ICP Measure regulations issued on October 8, 2000, which requires all companies that operate bulletin board systems, or BBS, to obtain official permits.
          Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunications Services Operating License issued on March 20, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
          Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
          Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).

          Online News Publishing
          On November 7, 2000 and September 25, 2005, the Provisional Regulations for the Administration of Web site Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services, respectively, were jointly promulgated by SCIO and MII. The regulations stipulate that general web sites set up by non-news organizations may list news released by certain governmental news agencies, if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere.
          Before commencing news-publishing services, the above regulations also require the general web sites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. In addition, the general web sites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the relevant administration department.
          On December 27, 2000, SCIO approved the ICP Company to develop online news publishing services. The online news publishing service of the ICP Company has passed the annual inspection for year 2005, and the Internet News Information Service License issued by SCIO was renewed on June 6, 2006 subject to annual inspection.
          Online Transmission of Audio-Visual Programs
          On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, which apply to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license, which is to be issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks, and other items. Validity term of the license is two years. Foreign invested enterprises are not allowed to engage in the above business. Moreover, the audio-visual programs of the news category published to the public through information network shall be limited to the programs produced and broadcasted by radio stations, television stations, radio television stations and approved news web sites within the territory of China.
          According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-Visual Programs issued by SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-Visual Programs issued by SARFT on March 22, 2007 with a validity term up to March 22, 2009 subject to annual inspection.
          On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service (the “Audio-Visual Program Provisions”), which went effective on January 31, 2008. The Audio-Visual Program Provisions stipulates, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT or register with SARFT. An applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. It is unclear based on the implement rules of the Audio-Visual Program Provisions whether such requirements only apply to the new market entrants for operating Internet audio-visual program services or such requirements apply to both the new applicants and the entities that have already obtained the License for Online Transmission of Audio-Visual Programs.
          SARFT and MII later jointly held a press conference in February 2008 to answer questions with respect to the Audio-Visual Program Provisions. In that press conference, SARFT and MII clarified that the websites that existed before the promulgation of the Audio-Visual Program Provisions may, once they are registered with SARFT, continue operating the audio-visual services so long as those websites have not been in violation of the laws and regulations.
          The VIEs held by SINA in China are not state-owned or state-controlled companies, and without the clarification of SARFT and MII made in the above-mentioned press conference, they may not be qualified applicants for carrying out Internet audio-visual program service under the Audio-Visual Program Provisions. As mentioned above, however, the ICP Company has already obtained a License for Online Transmission of Audio-Visual Programs issued by SARFT effective as of March 22, 2007 with a validity term up to March 22, 2009, showing that the ICP Company has been approved to carry out online transmission service of audio-visual program within such validity term. According to the above-mentioned press conference, the ICP

Company is entitled to continue operating its online transmission service of audio-visual program. Notwithstanding the foregoing, considering the requirements set out in the Audio-Visual Program Provisions, it is uncertain whether the ICP Company can successfully procure the renewal of the License for Online Transmission of Audio-Visual Programs after its expiration. Should any official explanations or implementation rules of the Audio-Visual Program Provisions be promulgated by SARFT or MII explicitly forbidding any non-state-controlled entity from engaging in Internet audio-visual program service, SINA may be disqualified from operating online transmission of audio-visual programs after the License for Online Transmission of Audio-Visual Programs currently held by the ICP Company expires.
          MVAS
          On December 26, 2001, MII published the Administrative Measures for Telecommunication Business Operating Licenses, or the Telecom License Measures to supplement the FITE Regulations. The Telecom License Measures confirm that MII is the competent approval authority for foreign-invested telecom enterprises. There are two types of telecom operating licenses in China (including FITEs): license for basic telecom services and license for value-added telecom services. Furthermore, a distinction is made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.
          The ICP Company currently holds a Value-Added Telecommunication Services Operating License which was issued on June 15, 2005 by MII with a validity term up to June 2, 2009 subject to annual inspection, authorizing nationwide provision of information service in value-added telecommunications services (excluding fixed line phone call information services) .
          Xunlong currently holds a Value-Added Telecommunication Services Operating Licenses issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide mobile value-added telecom services (excluding fixed line phone call information services).
          Star VI currently holds a Value-Added Telecommunications Services Operating License issued on issued on March 20, 2007 with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
          Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
          Short Message Services
          On April 29, 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Message Services (the “SMS Notice”). The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. And, the information service providers shall examine the contents of short messages. No short message may contain contents forbidden by law.
          Internet Publishing
          On June 27, 2002, SPPA and MII jointly released the Provisional Rules for the Administration of Internet Publishing, or Internet Publishing Rules, which define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include content or articles formally published by press media such as: (i) books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited.

          According to the Internet Publishing Rules, web portals like SINA are required to apply to and register with GAPP before distributing Internet publications. In accordance with these rules, the ICP Company obtained a license from GAPP to distribute Internet publications on October 30, 2003 with a ten-year validity term subject to annual inspection.
          Online Games
          On December 30, 1997, the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, were published by SPPA, and went into effect as of January 1, 1998. The Electronic Publication Rules outline a licensing system for business operations involving electronic publications, which has been interpreted by GAPP to include online games. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of and register the copyright licensing contract with GAPP.
          On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MCPRC and went into effect on July 1, 2003 (these regulations were revised by MCPRC on July 1, 2004). According to these regulations, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit to engage in online games services.
          As to imported online games, GAPP and the State Copyright Bureau jointly promulgated the Notice on Carrying out the Decision from the State Council Regarding the Approval of Electronic and Online Games Publications (the “Games Notice”) on July 27, 2004. Imported online games publication is defined as “the online games publication published and issued within the territory of China by a Chinese publishing institute via copyright trade with foreign copyright owner of the said online games publication.” Publishing institutes shall apply to local publication authority for the import of such online games. After pre-approval by the provincial publication authority, GAPP will examine contents of the online games and issue a final approval. Pursuant to the Games Notice and Copyright Law, the applicant, after duly establishment, shall file for record and register the copyright licensing contract with GAPP.
          According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MCPARC on May 14, 2004, the contents of any foreign online game products should be examined and approved by MCPRC before they are operated within China; and entities engaged in developing and operating domestic online games products should register with the Ministry of Culture.
          On September 5, 2003, MCPRC issued an Online Culture Operating Permit subject to annual inspection to the ICP Company, which authorizes the ICP Company to provide online games service. The Online Culture Operating Permit has been renewed on March 4, 2007. The ICP Company was required by MCPRC to submit the application for the renewal of the Online Culture Operating Permit in March 2008 and a renewed Online Culture Operating Permit may be obtained in August 2008 or earlier. According to the Circular on Review and Renewal of Online Culture Operating Permit issued by MCPRC on March 24, 2008, during the period in which the application is being reviewed, the ICP Company is allowed to proceed with its online culture business. SINA has duly conducted all relevant examination and record procedures for online games under its operation, including Lineage, Lineage II (both are imported online games) and iGame.
          Internet Medical, Health and Drug Information Services
          Pursuant to the Measures for the Administration of Internet Medical and Health Information Services issued on January 8, 2001, MOH, is responsible for reviewing the qualifications of web sites and approving their publication of health-related information. According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, web sites publishing drug-related information must obtain a license from SDA or its provincial departments.
          The ICP Company obtained the approval for web site publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA on December 20, 2001 and January 10, 2002, respectively, and has obtained the Qualification Certificate for Internet Drug Information Services issued by the BDA with a validity term up to November 17, 2009.
          On September 25, 2006, MOH issued the Notice concerning the Passage of Re-examination of Health-related Information Service to the ICP Company, according to which the ICP Company has obtained the approval for web site publishing of health-related information. The valid term of this re-examination is two years.
          Online Cultural Products
          The Provisional Regulations for the Administration of Online Culture described above apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to this legislation, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities:
•	production, duplication, import, wholesale, retail, leasing or broadcasting of online cultural products;

•	publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	exhibitions or contests related to online cultural products.
          On September 5, 2003, MCPRC issued to the ICP Company an Online Culture Operating Permit which has been renewed on March 4, 2007. The ICP Company was required by MCPRC to submit the application for the renewal of the Online Culture Operating Permit in March 2008 and a renewed Online Culture Operating Permit may be obtained in August 2008 or earlier. According to the Circular on Review and Renewal of Online Culture Operating Permit issued by MCPRC on March 24, 2008, during the period in which the application is being reviewed, the ICP Company is allowed to proceed with its online culture business.
          Online Advertising
          SAIC promulgated the Notice on Registration Issues for Enterprises Specialized in Advertising Business (the “Ad Notice”) on July 19, 2004. Upon the issuance of the Ad Notice, an enterprise specialized in advertising business as specified in its business scope need not apply for the Advertising Operation License. As to placing advertisements on Internet, such enterprise should apply for a business scope of Placing Online Advertisements on the name of the web site. SAIC and its local departments will not issue an Advertising Operation License to enterprises specialized in online advertising business.
          Beijing SINA Infinity Advertising Co., Ltd., a China company controlled by us through a series of contractual arrangements (the “IAD Company”), has an approved business scope to carry out the design, production, agency and issuance of advertisements. According to the Ad Notice, the IAD Company is allowed to carry out advertising business.
          The ICP Company has an approved business scope to issue Internet advertisements on the web site “www.sina.com.cn”. According to the Ad Notice, the ICP Company is allowed to carry out the business of placing advertisements on the web site “www.sina.com.cn”.
          International Connections for Computer Information Networks
          Regulations governing international connections for PRC computer networks include:
•	Measures for the Administration of International Connections to China’s Public Computer Interconnected Networks (1996);

•	Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997) and their Implementing Measures (1998);

•	Reply Concerning the Verification and Issuance of Operating Permits for Business Relating to International Connections for Computer Information Networks and for Public Multimedia Telecommunications Business (1998); and

•	Administrative Measures for International Communications Gateways (2002).
          According to the above regulations, any entity wishing to access international network connections for their computer information networks in the PRC must comply with the following requirements:
•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of MII.
          We believe that the companies described in PRC corporate structure are in proper compliance with these requirements.
          Information Security and Censorship
          Regulations governing information security and censorship include:
•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementing Rules (1990);

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1997);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•	Measures for the Administration of Commercial Web site Filings for the Record (2002) their Implementing Rules (2002);

•	Measures for the Administration of IP Address Archiving (2005); and

•	Provision on Technical Measures for Internet Security Protection (2005).
          These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of the society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their web sites with the local public security bureau.
          According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Web site Filings for the Record, promulgated by the BAIC in July 2002, web sites must comply with the following requirements:
•	file with the BAIC and obtain electronic registration marks;

•	place the registration marks on their web sites’ homepages; and

•	register their web site names with the BAIC.
          The ICP Company successfully registered its web sites with the BAIC on December 23, 2003. Afterwards, SINA’s electronic registration mark is prominently placed on its homepage.
          In addition, the State Security Bureau (“SSB”) has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with the relevant legislation regarding the protection of State secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for the approval of the SSB prior to operating such services. The ICP Company has established an internal security committee, adopted security maintenance measures, employed full-time BBS supervisors and has been exchanging information on a regular basis with the local public security bureau with regard to sensitive or censored information and web sites. Thus, it is in full compliance with the governing legislation.
          Encryption Software
          On October 7, 1999, the State Encryption Administration Commission published the Regulations for the Administration of Commercial Encryption, followed by the first Notice of the General Office of the State Encryption Administration Commission on November 8, 1999. Both of these regulations address the use of software in China with encryption functions. According to these regulations, purchase of encryption products must be reported. Violation of the encryption regulations may result in warning, penalty, confiscation of the encryption product, or criminal liabilities.
          On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:
•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephone, Windows software and browsers do not fall within this scope.

•	The PRC government has already begun to study the laws in question in accordance with WTO rules and China’s external commitments, and will make revisions wherever necessary. The Administrative Regulations on Commercial Encryption will also be subject to such scrutiny and revision.
          In late 2005, the Administration Bureau of Cryptography further issued a series of regulations to regulate the development, production and sales of commercial encryption products, which all came into effect on January 1, 2006.
          We believe that the companies described in PRC corporate structure are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “Risk Factors — We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.”
          Online Education
          According to the Measures for the Administration of Educational web sites and Online Education School released on July 5, 2000, to open educational web sites and online education schools, application must be made to the administrative department overseeing education. Operation may begin only when it is inspected and approved by the administrative department. Educational web sites and online education schools shall not operate without the approval of the administrative department overseeing education.
          In compliance with the above regulation, the ICP Company obtained the aforementioned approvals from Beijing Education Committee on March 26, 2002.
          Administrative Protection of Internet Copyright
          According to the Measures for the Administrative Protection of Internet Copyright implemented on May 30, 2005, acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through Internet based on the instruction of an Internet content provider, without editing, amending or selecting any stored or transmitted content, and other acts of providing Internet information services shall be governed by the Copyright Law. A copyright administration department shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties.
          Where a copyright holder (individual or entity) finds any content communicated through Internet infringes upon its copyright and sends a notice of claim to the Internet information service provider, the Internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright holder’s notice of claim for six months.

An Internet information service provider shall, after receipt of the copyright holder’s notice, record the contents of the provided information, the publishing time, and the Internet address or domain name. Where an Internet information service provider removes relevant content of an Internet content provider according to the notice of a copyright holder, the Internet content provider may deliver a counter-notice to both the Internet information service provider and the copyright holder, stating that the removed contents do not infringe upon the copyright. After the delivery of such counter-notice, the Internet information service provider may immediately reinstate the removed contents and shall not bear legal liability for such reinstatement
          Where an Internet information service provider clearly knows an Internet content provider infringes other’s copyright through Internet, or, although it does not clearly know such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, as a result, it damages public interests, the copyright administration department may, in accordance with the Copyright Law, order it to stop the tortious act, and impose administrative penalties. Where there is no evidence to indicate that an Internet information service provider clearly knows the facts of tort, or the Internet information service provider has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant liabilities.
          The companies described in PRC Corporate Structure have taken measures to protect Internet copyright in pursuance of the specified procedures and in compliance with relevant laws and regulations mentioned above.
          Foreign Exchange
          Foreign exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (the “Exchange Rules”) promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (the “Administration Rules”) promulgated by China People’s Bank on June 20, 1996.
          Under the Exchange Rules, renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of renminbi for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, is still subject to the approval of SAFE or its competent local branches.
          Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOC, SAFE and the National Development and Reform Commission, or their respective competent local branches.
          On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 provides that if PRC residents use assets or equity interests in their PRC entities to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies for the purpose of overseas capital financing, they must register with local SAFE branches with respect to their investments in offshore companies. Circular No. 75 also requires PRC residents to file changes to their registration if their special purpose companies undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, provision of guaranty to a foreign party, etc. SAFE further promulgated the Implementing Rules for Circular No. 75, or Circular No. 106, clarifying and supplementing the concrete operating rules that shall be followed during the implementation and application of Circular No. 75.
          Income Tax
          On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law, which went into effect starting January 1, 2008. On December 6, 2007, the State Council approved the Implementing Rules, which went into effect starting January 1, 2008. Under the EIT Law and the Implementing Rules, which superseded the Previous IT Law, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%. The EIT Law provides a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration.
          On April 14, 2008, the Administration Measures for Recognition of New and High Technology Enterprises (the “Recognition Measures”) was jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting new and high technology enterprises status. However, there remain uncertainties regarding the interpretation and implementation of the EIT Law and the Recognition Measures. Most of our operations in China are either on tax holidays and would enjoy an effective income tax rate of 7.5% in 2008 under the Previous IT Law or would enjoy a favorable income tax rate of less than 25% under the Previous IT Law. The Company’s ultimate effective tax rate starting in 2008 will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the EIT Law. If the Company’s FIEs fail to receive the new and high technology enterprise status, the Company’s PRC consolidated effective tax rate may increase significantly to as high as 27%.
          The EIT Law and the Implementing Rules also require that enterprises in China submit their annual enterprise income tax returns together with a report on transactions with their affiliates to the relevant tax authorities. If PRC tax authorities were to determine that our transfer pricing structure were not on an arm’s length basis and therefore constitute a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.
          The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
          The EIT Law also imposes a 10% withholding income tax on dividends of earnings generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementing Rules, if we are regarded as a PRC resident enterprise, we cannot guarantee that any dividends to be distributed by us to our non-PRC shareholders will not be subject to a withholding tax, nor can we guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to a withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders, or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. Accordingly, the Company may decide not to distribute its retained earnings and maintain such cash onshore to reinvest in its PRC operations.

          Labor Law
          The Labor Law of the PRC (the “Labor Law”), which was effective on January 1, 1995, provides basic protections for employees, e.g. employment contracts shall be concluded if labor relationships are to be established between employers and employees; employers cannot compel employees to work exceed the time limit and shall provide wages which are not lower than local standards on minimum wages to the employees punctually; employers shall establish and improve their systems for labor safety and sanitation and strictly abide by applicable PRC rules and standards on labor safety and sanitation; and female employees and juvenile employees are given special protection.
          On June 29, 2007, the National People’s Congress of China enacted a new Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the new Labor Contract Law imposes more restrictions on employers and has been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the new Labor Contract Law, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract. Unless an employee refuses to extend an expired employment contract, such compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations.
          For a description of how the unsettled nature of Chinese regulations may affect our business, please see “Risk Factors — Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing content that it deems as inappropriate and we may be liable for such content.”
C. Organizational Structure
          SINA is the parent company of our group and does not have any assets or conduct any business operations in China other than our investments in our entities in China, which include our wholly-owned subsidiaries and our VIEs. Below are the significant wholly-owned subsidiaries held by SINA:

	Jurisdiction
Subsidiary	of Organization	Ownership
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Memestar Limited	British Virgin Islands	100%
Crillion Corporation	British Virgin Islands	100%
Davidhill Capital Inc.	British Virgin Islands	100%
Beijing SINA Internet Technology Service Co., Ltd.	People’s Republic of China	100%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
          In compliance with PRC’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:
•	Beijing SINA Internet Information Service Co., Ltd., a China company controlled by us through a series of contractual arrangements. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added

Telecommunication Services Operating License in China via third party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.
•	Guangzhou Media Message Technologies, Inc., a China company controlled by us through a series of contractual arrangements. Xunlong is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd., a China company controlled by us through a series of contractual arrangements. StarVI is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd., a China company controlled by us through a series of contractual arrangements. Wangxing is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled by us through a series of contractual arrangements. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.
          The capital investment in these VIEs is funded by SINA through SINA’s wholly owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2007, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $8.0 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our wholly owned subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.
          Although we have been advised by our PRC counsel, Jun He Law Offices, that our arrangements with the VIEs are valid under current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to our subsidiaries in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operation.
D. Property, Plants and Equipment
          The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 17,000 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease these office facilities under non-cancelable operating leases with various expiration dates through 2009. Our servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai and Guangzhou as well as in other cities throughout China. We also have servers located at various Internet Data Centers in Taipei, Fremont (California) and Hong Kong.

Item 4A. Unresolved Staff Comments
          None.
Item 5. Operating and Financial Review and Prospects
          This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information – D. Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information – D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.
Overview
          We are an online media company and value-added information services provider in China and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, we provide services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise solutions) and SINA E-Commerce (online shopping). Together these provide an array of services including region-focused online content channels, communication and community-based tools, audio and video streaming, casual games, search and directory, classified listings, MVAS, e-commerce and enterprise e-solutions. In turn, we generate revenues through advertising, MVAS and other fee-based services. Advertising and MVAS are currently the major sources of our revenues and we expect this trend to continue in the near term.
          The primary focus of our operations is in China, where we derive the majority of our revenues. Our operations in China are conducted primarily through significant wholly-owned subsidiaries, including Sina.com Technology (China) Co., Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and Beijing SINA Internet Technology Service Co. Ltd. and significant VIEs, including the ICP Company, Xunlong, Star VI, Wangxing and the IAD Company.
          As of December 31, 2007 and 2006, we have accumulated earnings of $123.7 million and $66.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, bad debts, investments, intangible assets, stock-based compensation, income taxes, financing operations, employee benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 1 to the Consolidated Financial Statements.

          We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:
     Revenue recognition
          Advertising
          Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our web sites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our web sites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: 1) how the arrangement consideration should be allocated among potential multiple elements; 2) when to recognize revenue on the deliverables; and 3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
          MVAS
          We mainly rely on third-party operators for billing and transmission of our MVAS to our users. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause us to no longer be the primary obligor to the users, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During fiscal 2007, approximately 85% of our MVAS revenues were recorded on a gross basis.
          Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates available, provided that we have obtained confirmation rates for six months. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.
          In the past, one of the operators has requested resettlement of billings that were settled in previous periods and on which payments have been received. We have accrued for such credits to revenue based on a historical rolling average and the true-ups between accrued amounts and actual credit memos issued have not been significant. If operators request for a resettlement of billings for previous periods at an amount significantly higher than historical average, our revenues could be materially impacted.
          In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
     Income taxes
          We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.
          We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.
     Foreign currency
          Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Different judgments or assumptions resulting in a change of functional currency may materially impact our financial position and results of operations. For fiscal 2007, our translation adjustment was $19.2 million and our transactional gain was approximately $1.1 million.
     Impairment of goodwill and long-lived assets
          We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 2 “Goodwill and intangible assets” in the consolidated financial statements for additional information on goodwill.
          Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
     Property and Equipment
          Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
     Stock-based compensation
          We account for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), since January 1, 2006. We elected modified-prospective method, under which prior periods are not revisited for comparative purpose. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share.
          Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.
          See Note 13 Stock-based Compensation under Notes to Consolidated Financial Statements for information regarding the SFAS 123R disclosures.
     Marketable securities
          Our marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of operations.
     Allowance for doubtful accounts
          The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $5.3 million, $5.0 million and $2.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.
     Equity investments
          Our equity investments are comprised of joint ventures and other privately held companies. We account for equity investments in entities in which we exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. For equity investments over which we do not have significant influence, the cost method of accounting is used. We evaluate our equity investments for impairment whenever events and changes in business circumstances indicate the carrying amount of the equity investment may not be fully recoverable. The impairment evaluation requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the equity investments. Equity investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the equity investments. The determination of fair value of the equity investments involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. The evaluation process is based on information that we request from these privately-held companies. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies. Fair value determination, particularly for equity investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the equity investments and the determination of whether any identified impairment is other-than-temporary.
     Advertising expenses
          We expense all advertising costs as incurred and classify these costs under sales and marketing expenses. Advertising expenses include costs related to direct advertising that are intended to acquire subscribers for monthly subscription based and usage based MVAS. Assessing whether costs related to direct advertising should be expensed as incurred or capitalized and amortized over a longer period requires judgment, including determining whether the direct advertising activity has a primary purpose to elicit sales from customers who could be shown to have responded specifically to the advertising and whether the activities would result in probable future economic benefits. Changes in assumptions could materially affect the manner in which direct advertising costs are expensed.
     Recent accounting pronouncements
          In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. The Company is currently evaluating the impact of adopting FSP APB14-1 on its consolidated financial position, cash flows and results of operations.
          In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS142-3 on its consolidated financial position, cash flows and results of operations.
          In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 161 on its consolidated financial position, cash flows and results of operations.
          In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141R on its consolidated financial position, cash flows and results of operations.
          In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial position, cash flows and results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No.157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company will adopt SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 in 2008 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations. The Company is still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.
A. Operating Results
     Net revenues

	Years ended December 31,
	2007		2006		2005		% of Change
	(in thousands, except percentages)
							YOY	YOY
							07 & 06	06 & 05
Net Revenues
Advertising	$168,926	69%	$120,067	56%	$84,999	44%	41%	41%
Non-advertising:
MVAS	70,489	29%	86,257	41%	98,070	51%	-18%	-12%
Others	6,712	2%	6,530	3%	10,483	5%	3%	-38%

Subtotal	77,201	31%	92,787	44%	108,553	56%	-17%	-15%

Total net revenues	$246,127	100%	$212,854	100%	$193,552	100%	16%	10%

          The year-over-year increase in total net revenues for 2007 and 2006 was 16% and 10%, respectively. This was primarily due to the year-over-year increase in advertising revenues, partially offset by the year-over-year decrease in MVAS revenues. Advertising revenues as a percentage of total net revenues grew to 69% in 2007 from 56% in 2006 and 44% in 2005 while MVAS revenues declined to 29% in 2007 from 41% in 2006 and 51% in 2005.
          Advertising. Advertising revenues grew 41% year-over-year in 2007 and in 2006. These increases were primarily due to the increase in the number of advertisers, price and overall average spending per advertiser in China.
          For 2007, advertising revenues from China accounted for 98% of our total advertising revenues, compared to 97% and 96% of our total advertising revenues for 2006 and 2005, respectively. Total number of advertisers in China was approximately 1,080 in 2007, compared to approximately 980 and 790 in 2006 and 2005, respectively. Average revenue per advertising customer in China was approximately $150K in 2007, as compared to approximately $120K and $100K in 2006 and 2005, respectively. Our top ten customers in aggregate generated approximately 16%, 16% and 15% of our advertising revenues in the PRC in 2007, 2006 and 2005, respectively. Automobile, real estate and information technology were our top three advertising sectors, accounting in aggregate for approximately 52%, 53% and 47% of our advertising revenues for 2007, 2006 and 2005, respectively. The key sectors contributing to our advertising growth in 2007 included automobile, financial and fast moving consumption goods.
          Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, fee-based revenues. MVAS revenues declined 18% and 12% year-over-year in 2007 and 2006, respectively, which was the primary reason for the declines of non-advertising revenues in 2007 and 2006.

          MVAS

	Years ended December 31,
	2007		2006		2005		% of Change
	(in thousands, except percentages)
							YOY	YOY
							07 & 06	06 & 05
2.0G products	$55,404	79%	$73,665	85%	$83,745	85%	-25%	-12%
2.5G products	15,085	21%	12,592	15%	14,325	15%	20%	-12%

Total MVAS revenues	$70,489	100%	$86,257	100%	$98,070	100%	-18%	-12%

          Revenues from 2.0G products, mostly SMS, IVR, CRBT, decreased 25% and 12% year-over-year in 2007 and 2006, respectively. SMS is the largest component of our MVAS and is the primarily factor for the year-over-year declines in MVAS revenues. Revenues from SMS were $35.8 million, $55.4 million and $71.5 million or 51%, 64% and 73% of total MVAS revenues in 2007, 2006 and 2005, respectively. The declines in SMS revenues in 2007 and 2006 were largely due to higher churn rates by our monthly subscription users, less effective means to recruit new users and, in general, tightening operator policies and regulatory environment in China. IVR revenues were $15.5 million, $15.0 million and $7.4 million or 22%, 17% and 7% of total MVAS revenues in 2007, 2006 and 2005, respectively. The year-over-year growth of IVR revenues in 2006 was primarily due to increased promotion and the addition of IVR service with China Telecom. Revenues from CRBT increased 32% to $4.1 million in 2007 as a result of increased marketing efforts. It declined 35% in 2006 due to less marketing efforts.
          Revenues from 2.5G products, including MMS, WAP and Kjava, increased 20% year-over-year in 2007 while declining 12% year-over-year in 2006. MMS increased 7% in 2007 to $4.0 million but declined 41% in 2006. The year-over-year decrease in 2006 was mainly due to certain changes by China Mobile, including the switch to a new billing platform as well as policy changes on monthly subscription service. WAP revenues increased 10% year-over-year to $6.4 million in 2007, compared to a decline of 1% year-over-year in 2006. The increase in WAP revenues in 2007 was mainly due to higher ranking of the Company on the China Mobile Monternet portal. Kjava grew 55% year-over-year to $4.7 million in 2007, compared to a 41% increase in 2006. The increases in Kjava revenues were mainly due to increased game offerings, sales channel and general market demand.
          In the past, operators have made significant changes to their policies on mobile value-added services in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as SARFT. The key policy changes made by operators in 2006 and 2007 included the following:
          • In July 2006, China Mobile made significant changes to their policy on subscription-based MVAS, which were intended to address a number of issues, including reducing subscriber complaints, increasing customer satisfaction and promoting healthy development of MVAS industry in China. The key changes include requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscriptions and fee information. In September 2006, China Unicom began enforcing double confirmations on new subscription services. We have not been able to estimate the impact of these policy changes on our results of operations, cash flows and financial conditions, but believe it has reduced and will continue to significantly reduce our ability to acquire new monthly MVAS subscribers and increase the churn rate of our existing monthly MVAS subscribers. Revenues from subscription-based MVAS in 2007 accounted for approximately 37 % of our total MVAS revenues.
          • In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to estimate the impact of such changes on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in 2007 accounted for approximately 24 % of our total MVAS revenues.
          • In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via China Unicom in 2007 were $16.7 million.
          • In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via China Mobile in 2007 were $51.6 million.
          • In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicates the purchasing process of MVAS and may reduce the effectiveness of our direct advertising and increase the difficulties of new user recruitment. We are unable to estimate the impact of such changes on our results of operations, cash flows and financial condition at this time.
          Operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact on our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
          Other non-advertising revenues
          Other non-advertising revenues include enterprise services such as paid search and directory listings, e-commerce and other fee-based services, such as paid email services and causal games. Other non-advertising revenues increased 3% in 2007 and decreased 38% in 2006. The year-over-year decrease in other non-advertising revenues in 2006 was mainly due to revenue declines from paid search and directory listings, loss of revenues from the sale of our online hotel-booking business in the third quarter of 2005 and the sale of our interest in an online auction joint venture in the fourth quarter of 2005. Revenues from paid search and directory listings accounted for 41%, 55% and 58% of our other non-advertising revenues in 2007, 2006 and 2005, respectively.
     Costs of revenues

	Years ended December 31,
	2007	2006	2005	% of Change	% of Change
				YOY 07 & 06	YOY 06 & 05
	(In thousands, except percentages)
Costs of revenues:
Advertising	$63,466	$42,529	$27,627	49%	54%
Non-advertising:
MVAS	29,339	34,255	33,814	-14%	1%
Other	1,897	2,626	1,666	-28%	58%

Subtotal	31,236	36,881	35,480	-15%	4%

Total costs of revenues	$94,702	$79,410	$63,107	19%	26%

          Costs of revenues increased 19% and 26% year-over-year in 2007 and 2006, respectively. The increases were mainly contributed by higher costs of advertising revenues.
          Advertising. Costs of advertising revenues primarily consist of expenses associated with the production of our web sites, which include fees paid to third parties for Internet connection, content and services, personnel-related costs and equipment depreciation expenses associated with our web site production. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees levied on advertising sales account for approximately 8.5% of the advertising revenues in China.
          Costs of advertising revenues increased 49% and 54% year-over-year in 2007 and 2006, respectively. The increases were due to higher content fees, Internet connection costs associated with the additional bandwidth and web production costs driven by an increase in web production personnel, as well as the increase in business taxes associated with higher advertising revenues. These increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth. Costs of advertising revenues for 2007 and 2006 included stock-based compensation of $1.8 million and $1.7 million, respectively, as a result of the adoption of SFAS 123R on January 1, 2006.
          Non-advertising. Costs of non-advertising revenues consist mainly of fees paid to third-party operators for their services relating to the collection of our MVAS revenues and for using their transmission gateways and fees or royalties paid to third-party content providers for services and contents associated with our MVAS. Costs of non-advertising revenues also include business taxes and surcharges levied on non-advertising sales in the PRC. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
          Costs of MVAS revenues decreased 14% year-over-year in 2007 and increased 1% year-over-year in 2006. Fees retained by or paid to operators for 2007, 2006 and 2005 were $16.5 million, $24.7 million and $24.7 million, respectively, or 23%, 29% and 25%, respectively, of our MVAS revenues. Fees paid to third party content providers and channel distributors for 2007, 2006 and 2005 were $11.4 million, $7.6 million and $6.3 million, respectively, or 16%, 9% and 6%, respectively, of our MVAS revenues.
          Historical cost of MVAS revenue trends may not be indicative of future results, as the operators in China have made changes to the way service fees are charged. For example, starting in January 2007, we were required to switch from using our own platform for the delivery of IVR services to that of China Mobile. Consequently, China Mobile’s service fees for IVR increased from 15% to 30%. China Mobile, China Unicom and other operators may further change their fee policies, which may have a material and adverse impact to our results of operation, financial position and cash flow.
          Costs of other non-advertising revenue also include costs for providing our enterprise services and other fee-based services. For 2006, costs of other non-advertising revenues include a $1.1 million write-off of prepaid royalty related to our iGame based on management’s assessment of the game business.
     Gross profit margins

	Years ended December 31,
	2007	2006	2005
Gross profit margins:
Advertising	62%	65%	67%
Non-advertising:
MVAS	58%	60%	66%
Other	72%	60%	84%
Subtotal	60%	60%	67%
Overall	62%	63%	67%
          Overall gross margin decreased one percentage point year-over-year to 62% for 2007 and dropped four percentage points year-over-year to 63% for 2006.
          Advertising. The year-over-year decrease in advertising gross profit margin in 2007 and 2006 was primarily due to the increased investment in our web site production and Internet connection. In addition, starting January 1, 2006, we began to expense stock-based compensation pursuant to SFAS 123R. Stock-based compensation for 2007 and 2006 both accounted for approximately 1% of our advertising revenues. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.
          Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues remained flat at 60% in 2007 but decreased seven percentage points year-over-year to 60% for 2006. Gross margin for MVAS decreased two percentage points and six percentage points, respectively, year-over-year in 2007 and 2006. These decreases were mainly driven by the increased transmission and content provision and channel distribution costs as a percentage of our MVAS revenues. We expect further increases in fees paid to operators and content providers as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.
     Operating expenses

	Years ended December 31,
	2007		2006		2005		% of change
	(In thousands, except percentages)
		% of net		% of net		% of net	YOY	YOY
		revenues		revenues		revenues	07 & 06	06 & 05
Sales and marketing expenses	$50,555	21%	$49,972	23%	$51,690	27%	1%	-3%
Product development expenses	$21,942	9%	$19,573	9%	$15,268	8%	12%	28%
General and administrative expenses	$26,738	11%	$27,172	13%	$18,820	10%	-2%	44%

          Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotional expenditures and travel expenses. The year-over-year increase in sales and marketing expenses in 2007 was primarily due to higher sales commissions and corporate branding spending, which was partially offset by lower promotional expenditures from the MVAS business. The year-over-year decrease in sales and marketing expenses in 2006 was primarily due to lower promotional expenditures from the MVAS business, partially offset by higher payroll-related expenses, such as sales commissions from the advertising business, bonuses, and stock-based compensation expenses. Marketing expenses related to MVAS were $12.5 million, $13.7 million and $21.2 million for 2007, 2006 and 2005, respectively. Stock-based compensation expenses were $1.2 million and $1.5 million for 2007 and 2006, respectively, as a result of the adoption of SFAS 123R on January 1, 2006.
          Product development expenses. Product development expenses consist primarily of personnel-related expenses incurred for the enhancement to and maintenance of our web sites as well as costs associated with new product development and enhancement for products such as blog, video podcasting, email and search engine. The year-over-year increases for 2007 and 2006 were primarily due to increases in headcount and higher depreciation expenses, resulting from additional purchases of capital equipment. Product development expenses in 2007 and 2006 also included stock-based compensation of $1.6 million and $1.8 million, respectively. We expect our product development expenses to continue to increase in absolute dollars in the near future.
          General and administrative expenses. General and administrative expenses consist primarily of personnel compensation costs, professional service fees, and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries, which were $6.7 million, $5.9 million and $5.0 million for 2007, 2006 and 2005, respectively.
          The year-over-year decrease in 2007 was mainly due to the decrease in bonus expenses and professional fees, partially offset by the increase in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. The year-over-year increase in 2006 was mainly due to the increase in provision for doubtful accounts, as a result of the increase in advertising revenues, increase in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries, increase in personnel compensation and the addition of stock-based compensation. Stock-based compensation expenses were $4.1 million and $4.4 million for 2007 and 2006, respectively.
          Amortization of intangible assets. Amortization of intangibles was approximately $1.2 million, or less than 1% of total net revenues, in 2007, compared with $1.8 million, or 1%, in 2006 and $3.2 million, or 2%, in 2005. As of December 31, 2007, the net carrying amount of our intangible assets represents purchased technology, which is being amortized over its useful life through 2014. See Note 2 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.
     Interest and other income

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Interest Income	$11,522	$8,510	$6,551
Other Income	1,209	39	—

	$12,731	$8,549	$6,551

          The year-over-year increases on interest income in 2007 and 2006 were due to higher balances of cash, cash equivalent and short-term investments as well as higher interest rates overall in 2007 and 2006. Other income mainly represents net transaction gain or loss on our foreign currency transactions.
     Amortization of convertible debt issuance cost
          As a result of our issuance of zero-coupon, convertible, subordinated notes in July 2003, we recorded convertible debt issuance cost of approximately $2.7 million. This amount was amortized on a straight-line basis over four years ending in June 2007. The amortization expense for 2007, 2006 and 2005 was $0.3 million, $0.7 million and $0.7 million, respectively.

     Gain on sale of business and equity investments, net
          The following summarizes the gain and (loss) on the sale of business and investments:

	Years ended December 31,
	2007		2006	2005
	(In thousands)
Bravado	$—		$161	$1,487
COAL	—		—	2,649
Shanghai NC Soft	—		2,006	—
Others	830		(134)	—

	$830		$2,033	$4,136

% of total net revenues		*	1%	2%

*	Less than 1%
          During the third quarter of 2005, we sold our online hotel business Bravado Investments Limited “Bravado” to Elong Inc. Total gain from the sale was $1.6 million. During the fourth quarter of 2005, we sold our 33% interest in COAL (a.k.a. 1Pai.com), an online auction joint venture with Yahoo!, to Alibaba.com, and recorded a gain of $2.6 million from the sale. During second quarter of 2006, we sold our 51% interest in Shanghai NC SINA, a game joint venture with NC Soft, to NC Soft, and recorded a gain of $2.0 million from the sale. During the second quarter of 2007, we sold our equity investment in a private company and recorded a gain of $0.8 million from the sale.
     Loss on equity investments, net
          The following summarizes our share of income (loss) from our equity investments:

	Years ended December 31,
	2007		2006	2005
	(In thousands)
COAL	$—		$—	$(2,187)
Shanghai NC Soft	—		(108)	33
Others	—		(582)	(656)

	$—		$(690)	$(2,810)

% of total net revenues		*	*	(1%)

*	Less than 1%
     Provision for income taxes

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Current income tax provision	$6,030	$4,401	$2,671
Deferred income tax	474	(350)	(261)

Total	$6,504	$4,051	$2,410

Income subject to China operation	$70,167	$56,128	$51,874
Effective tax rate for China operation	9%	7%	5%
          Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operation in 2007 was 9%. The increase in effective income tax rate from 5% in 2005 to 7% in 2006 was due to the phasing out of tax holidays of certain of our legal entities, while the increase to 9% in 2007 was primarily due to higher taxable income generated by higher tax rate entities. The EIT Law and the Implementing Rules became effective as of January 1, 2008. Although many implementation issues of the EIT Law remain unclear, based on our current understanding of the EIT Law, we expect significantly higher effective tax rate in the future.
          Prior to the EIT Law, our subsidiaries and VIEs were governed by the Previous IT Law and were generally subject to enterprise income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax). The EIT Law supplemented by the Implementing Rules supersedes the Previous IT Law and unifies the enterprise income tax rate for FIEs and domestic enterprises at 25%.  New and high technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration. Most of our FIEs’ operations in China would enjoy an effective income tax rate of 7.5% in 2008 under the Previous IT Law and some of our VIEs would enjoy a favorable income tax rate of less than 25% under the Previous IT Law. The Company’s ultimate effective tax rate starting in 2008 will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the EIT Law. If the Company’s FIEs fail to receive the new and high technology enterprise status, the Company’s PRC consolidated effective tax rate may increase significantly to as high as 27%.
          The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
          The EIT Law also imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementing Rules, if we are regarded as a PRC resident enterprise, we cannot guarantee that any dividends to be distributed by us to our non-PRC shareholders will not be subject to a withholding tax, nor can we guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to a withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. Accordingly, the Company may decide not to distribute its retained earnings and maintain such cash onshore to reinvest in its PRC operations.
          During 2007, we reassessed our deferred tax assets assuming the 25% effective tax rate under the EIT Law. Historically, deferred tax assets were calculated using old statutory rate 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. As a result of the reassessment, we wrote down $0.4 million in deferred tax assets in the first quarter of 2007.
          Our VIEs are wholly owned by our employees and controlled by us through various contractual arrangements. To the extent that these VIEs have undistributed after-tax net income, we have to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such dividend tax rate is 20%.
          For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 1A. See also Note 8 — “Income Taxes” to the Consolidated Financial Statements for further discussion on income taxes.

B. Liquidity and Capital Resources

	As of December 31
	2007	2006	2005
	(In thousands)
Cash and cash equivalents and short-term investments	$477,999	$362,751	$300,689
Working capital	$377,608	$267,116	$297,910
Shareholder’s equity	$494,976	$387,813	$319,622
          We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, as well as cash generated from operations.
          On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares, resulting in a balance of $99.0 million in outstanding Notes as of December 31, 2007. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. Based on the circumstances and information provided to us as of December 31, 2007, we do not believe that it is likely the purchasers will require us to repurchase the Notes in 2008. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.
          One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2007, the last trading day of 2007, was $44.31. For the quarter ended December 31, 2007, the sale price of SINA ordinary shares exceed 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into SINA ordinary shares for the quarter ending March 31, 2008 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.
          As of December 31, 2007, we had $478.0 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
          The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Net cash provided by operating activities	$89,065	$63,097	$58,273
Net cash used in investing activities	(5,857)	(850)	(133,810)
Net cash provided by financing activities	19,037	9,979	7,015
Effect of exchange rate changes on cash and cash equivalents	6,244	2,541	3,164

Net increase (decrease) in cash and cash equivalents	108,489	74,767	(65,358)
Cash and cash equivalents at beginning of period	163,177	88,410	153,768

Cash and cash equivalents at end of period	$271,666	$163,177	$88,410

     Operating activities
          Net cash provided by operating activities for 2007 was $89.1 million. This was primarily attributable to our net income of $57.7 million, adjusted by non-cash related expenses including depreciation of $13.4 million, stock-based compensation of $8.7 million, amortization of intangible assets of $1.2 million, allowance for doubtful accounts of $5.3 million, amortization of convertible debt issuance cost of $0.3 million, and a net increase in cash from working capital items of $2.7 million, offset by gains from the sale of investments of $0.8 million. The net increase in working capital items was mainly due to increase in account receivables which resulted from the significant increase in our advertising revenues during 2007, partially offset by the increase in income tax payable and accrued liabilities for items such as ad agency rebates, content fees, bandwidth costs, sales commissions, bonuses, and marketing expenses.
          Net cash provided by operating activities for 2006 was $63.1 million. This was primarily attributable to our net income of $39.9 million, adjusted by non-cash related expenses including depreciation of $9.9 million, stock-based compensation of $9.5 million, amortization of intangible assets of $1.8 million, allowance for doubtful accounts of $5.0 million, amortization of convertible debt issuance cost of $0.7 million, and net losses from equity investments of $0.7 million, offset by gains from the sale of businesses and investments of $2.0 million and a net decrease in cash from working capital items of $2.2 million. The net decrease in working capital items was mainly due to increase in account receivables which resulted from the significant increase in our advertising revenues during 2006, partially offset by the increase in income tax payable and accrued liabilities such as sales rebates, content fees, bandwidth costs, sales commission, bonuses, and overall marketing expenses.
          Net cash provided by operating activities for 2005 was $58.3 million. This was primarily attributable to our net income of $43.1 million, adjusted by non-cash related expenses including depreciation of $9.6 million, amortization of intangible assets of $3.2 million, an impairment charge on investment in Tidetime Sun of $3.2 million, allowance for doubtful accounts of $2.3 million, amortization of convertible debt issuance cost of $0.7 million, and net losses from equity investments of $2.8 million, offset by a gain from the sale of business of $4.1 million and a net decrease in cash from working capital items of $2.3 million. The decrease in working capital items was mainly due to decrease in accrued liabilities such as customer advance, withholding tax from employees and sales rebates offset by decreased accounts receivable and prepaid expenses and other current assets. The decrease in account receivables resulted from better collection.
     Investing activities
          Net cash used in investing activities for 2007 was $5.9 million. This was primarily due to equipment purchases of $12.2 million and investment in a private company of $1.3 million. This was partly offset by the net proceeds from the maturities of short-term investments of $5.6 million and the sales of equity investment of $2.0 million.
          Net cash used in investing activities for 2006 was $0.9 million. This was primarily due to equipment purchases of $14.1 million and additional consideration related to Crillion acquisition of $11.3 million. This was partly offset by the net proceeds from the maturities of short-term investments of $18.0 million, the sales of equity investments of $5.3 million, Bravado of $0.6 million and Tidetime Sun of $0.6 million.
          Net cash used in investing activities for 2005 was $133.8 million. This was primarily due to the net purchase of short-term investments of $90.5 million, additional considerations related to acquisitions of Bravado, Crillion and Davilhill totaling $26.1 million, equipment purchases of $15.4 million and additional equity investments of $3.0 million. This was partly offset by the proceeds of $1.7 million from the sale of Bravado.
     Financing activities
          Net cash provided by financing activities for 2007, 2006 and 2005 was $19.0 million, $10.0 million and $7.0 million, respectively, and was primarily related to the proceeds from the exercise of share options.

C. Research and Development, Patents and Licenses, etc.
          Not applicable.
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Contractual Obligations
          The following table sets forth our contractual obligations as of December 31, 2007:

	Payments due by period
		Less than one	One to	Three to	More than
	Total	year	three years	five years	five years
	( In thousands)
Operating lease obligations	$7,333	$4,691	$2,642	$—	$—
Purchase commitments	43,232	34,029	8,724	434	45

Total contractual obligations	$50,565	$38,720	$11,366	$434	$45

          Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates beginning 2005 through 2010. Rental expenses for the years ended December 31, 2007, 2006 and 2005 were $4.9 million, $3.6 million and $3.1 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2007 are $4.7 million, $2.6 million and $77,000 for the years ending December 31, 2008, 2009 and 2010, respectively. The majority of the commitments are from our office lease agreements in the PRC.
          Purchase commitments mainly include minimum commitments for Internet connection fees associated with web site production, content fees associated with web site production and MVAS, advertising serving services and marketing activities.
          There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of our operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.
          For a discussion of lawsuits, please refer to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
          The following table provides information with respect to our executive officers and directors as of the date of June 6, 2008:

Name	Age	Position
Charles Chao	42	President, Chief Executive Officer and Director (Principal Executive Officer)
Herman Yu	37	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	36	Chief Operating Officer
Tong Chen	41	Executive Vice President & Chief Editor
Bin Wang	42	Senior Vice President, SINA Mobile
Yan Wang	35	Chairman of the Board
Pehong Chen	50	Independent Director
Lip-Bu Tan	48	Independent Director
Ter Fung Tsao	62	Independent Director
Yichen Zhang	44	Independent Director
Song-Yi Zhang	52	Independent Director
Hurst Lin	43	Director
          Charles Chao has served as a director and Chief Executive Officer since May 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus Media, an out-of-home media and advertising network company, NetDragon Websoft Inc., a company providing technology for online gaming, and E-House (China) Holdings Limited, a company providing real estate services and information in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.
          Herman Yu has served as the Company’s Chief Financial Officer since August 2007. Mr. Yu has served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a Bachelor of Arts in Economics from the University of California. He is a member of the American Institute of Certified Public Accountants (AICPA) and Financial Executive Institute (FEI).
          Hong Du has served as the Company’s Chief Operating Officer since February 2008. Ms. Du joined the Company in November 1999 and worked in the Business Development department until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined the Company in January 2005 and served as our General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007 and Senior Vice President of Sales and Marketing from February 2007 to February 2008. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.
          Tong Chen has served as the Company’s Executive Vice President and Chief Editor since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries, and he formally joined the Company in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China Operation from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.

          Bin Wang has served as the Company’s Senior Vice President, SINA Mobile since February 2007. Mr. Wang founded Crillion Corporation in May 2001 and served as its Chairman of the Board and General Manager until it was acquired by the Company in March 2004. He served as our Deputy General Manager of SINA Mobile from March 2004 to October 2005 and our Vice President and General Manager of SINA Mobile from November 2005 to February 2007. Mr. Wang graduated from Sichuan Police Academy with a B.S. degree.
          Yan Wang has served as a director since May 2003 and is currently serving as our Chairman of the Board. Mr. Wang served as our Vice Chairman of the Board from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.
          Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.
          Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is currently a director of Creative Technology Ltd., a multimedia technology company, Flextronics International Ltd., an electronics manufacturing services company, Cadence Design Systems Inc., an EDA company, Semiconductor Manufacturing International Corp., a foundry in China, MindTree Consulting, an IT and R&D Services Company, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.
          Ter Fung Tsao has served as a director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan. Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.
          Yichen Zhang has served as a director since May 2002. Since August 2003, Mr. Zhang has been the Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Mr. Zhang served as the Deputy Chief Executive Officer of CCHL from June 2002 to July 2003, and served as an Executive Director of CITIC Pacific Limited and President of CITIC Pacific Communications Limited from March 2000 to May 2002. From September 1996 to February 2000, he served as Managing Director — Debt Capital Markets for Merrill Lynch (Asia Pacific), Ltd., an investment banking firm. Mr. Zhang holds a B.S. in Computer Science and Engineering from the Massachusetts Institute of Technology.
          Song-Yi Zhang has served as a director since April 2004. Mr. Zhang has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group.
          Hurst Lin has served as a director since January 6, 2006. Mr. Lin co-founded and served as the Vice President of Business Development of Sinanet.com from May 1995 until we acquired it in March 1999. From March 1999 to April 2002, Mr. Lin served as our Vice President of Business Development. Mr. Lin served as our General Manager of U.S. Operations from September 1999 until February 2003 and Executive Vice President of Global Business Development from April 2002 to June 2003. He served as our Chief Operating Officer from June 2003 to July 2004 and from September 2005 to March 2006 and as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Lin has been a general partner of Doll Capital Management since April 2006. Mr. Lin holds an M.B.A. from Stanford University and a B.A. in Engineering from Dartmouth College.

          There are no family relationships among any of the directors or executive officers of SINA Corporation. Our Board of Directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 4200(a)(15): Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang. We intend to maintain a majority of directors on the board that are independent. Mr. Yan Wang resigned as an employee and as the CEO of the Company effective May 8, 2006, but he has remained as a director of the Company and a member of the Compensation Committee of the Company until May 4, 2008. Mr. Hurst Lin resigned as an employee and as the Chief Operating Officer of the Company effective March 31, 2006, but he has remained as a director of the Company.
B. Amounts of Compensation Paid and Benefits Granted
Compensation
          In 2007, we paid an aggregate of approximately $1.9 million in cash compensation to our executive officers and non-employee directors as a group. Our executive officers are eligible to receive cash bonuses which are paid on the basis of their success in achieving designated individual goals and the Company’s success in achieving specific company-wide goals. Specifically, our executive officers were eligible to earn a cash bonus based on 2007 Company performance pursuant to the 2007 Management Bonus Plan (the “2007 Bonus Plan”). Under the 2007 Bonus Plan, a total bonus pool of up to 1% of 2007 adjusted net income before taxes was established upon the satisfaction of certain performance goals set up by the Compensation Committee. The aggregate amount of such incentive cash bonuses awarded under the 2007 Bonus Plan has been included in the above total amount of cash compensation to our executive officers and non-employee directors as a group.
          Effective as of June 23, 2006, each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any compensation in addition to their employment compensation for serving on the Company’s Board of Directors.
          In November 2007, we granted an aggregate of 200,000 shares of restricted share units, half of which were serviced-based and the other half were performance-based, to our executive officers as a group. Our executive officers are not required to pay any consideration to the Company at the time of grant of a restricted share unit. We will settle the award in our ordinary shares upon the achievement by our executive officers of the vesting conditions prescribed by our Board of Directors. Restricted share units that do not vest as prescribed will be forfeited. In December 2007, we granted options to purchase an aggregate of 84,000 of our ordinary shares to our non-employee directors as a group. The expiration date of the options is December 6, 2013, and the exercise price of the options is $49.95 per share, which is 100% of the fair market value of our ordinary shares on the date of grant.
          See Note 13 Stock-based Compensation for further discussion on stock-based compensation.
Share Incentive Plans
          Our board of directors and shareholders approved the issuance of up to 5,000,000 common shares upon exercise of awards granted under the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a five-year term with a fixed number of shares authorized for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.
          Concurrently with the adoption of the 2007 Plan, all remaining shares available for grant under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Director’ Stock Option Plan were forfeited. For a brief description of the Company’s 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Director’ Stock Option Plan, see Note 13 “Stock-based Compensation” to the Consolidated Financial Statements.
          As of June 6, 2008, options and restricted share units to purchase 919,000 common shares are outstanding under the 2007 Plan, and options to purchase 2,438,000 common shares are outstanding under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Director’ Stock Option Plan.

          The following table summarizes, as of June 6, 2008, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

	Ordinary Shares
	Underlying		Exercise Price
Name	Outstanding Options		(US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		$3.13	January 8, 2001	January 8, 2011
	*		$1.50	March 29, 2001	March 29, 2011
	*		$1.35	August 29, 2001	August 29, 2011
	*		$17.50	June 16, 2003	June 16, 2013
	*		$24.23	July 27, 2004	July 27, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—

Yu, Herman	*		$20.86	September 7, 2004	September 7, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—

Du, Hong	*		$12.98	May 21, 2003	May 21, 2013
	*		$20.86	September 7, 2004	September 7, 2014
	*		$26.43	April 25, 2005	April 25, 2015
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—

Chen, Tong	*		$1.88	August 14, 2002	August 14, 2012
	*		$15.47	May 29, 2003	May 29, 2013
	*		$20.86	September 7, 2004	September 7, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—

Wang, Bin	*		$24.73	June 7, 2006	June 7, 2012

Chen, Pehong	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013

Chen, Xiaotao (2)	—		N/A	N/A	N/A

Duan, Yongji (3)	*		$49.95	December 6, 2007	December 6, 2013

Tan, Lip-Bu	*		$17.00	April 12, 2000	April 12, 2010
	*		$1.32	November 27, 2001	November 27, 2011
	*		$4.94	December 16, 2002	December 16, 2012
	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013

Tsao, Ter Fung	*		$17.00	April 12, 2000	April 12, 2010
	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013

Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013

Zhang, Yi-Chen	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013

Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014

Lin, Frank Hurst	*		$17.50	June 16, 2003	June 16, 2013
	*		$24.23	July 27, 2004	July 27, 2014

	Ordinary Shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Grant Date	Expiration Date
Other employees	1,667,000	From $0.5 to $33.29	From June 17, 1999 to March 20, 2008	From June 17, 2009 to September 7, 2014
	73,000 (1)	—	March 20, 2008	—

Total	3,357,000

*	Less than one percent of the outstanding ordinary shares.
(1)	Restricted share units.

(2)	Mr. Chen resigned from SINA’s board of directors in April 2008.

(3)	Mr. Duan vacated his seat on SINA’s board of directors in March 2008.
     The options granted to our executive officers generally have a term of 6 years, but are subject to earlier termination in connection with termination of continuous service to the Company. Optionees may pay the exercise price by cash, check, or delivery of already-owned ordinary shares in the capital of the Company. Except for the option granted to Charles Chao, options granted to our executive officers vest over a four-year vesting period with 12.5% of the shares covered by the options vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The option granted to Charles Chao vests over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the option.
     The service-based restricted share units granted to our executives officers vest over a four-year vesting period with 12.5% of the shares covered by the restricted stock units vesting on each 6-month anniversary date. The performance-based restricted share units granted to our executive officers vest only if specific company-wide goals and designated individual goals for fiscal 2007 and 2008 are achieved. Vesting, if any, may range from 60-100% of the shares granted.
Change of Control and Severance Agreements
     Certain of our executive officers are entitled to receive cash payments and other benefits upon the occurrence of termination of employment or a change of control of the Company when certain conditions are satisfied. See “Board Practices — Potential Payments upon Termination or Change of Control” below.
C. Board Practices
Terms of Directors and Executive Officers
     Our Amended and Restated Articles of Association currently authorize a Board of not less than two directors and the classification of the Board into three classes serving staggered terms. At each annual general meeting, the terms of one class of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Amended and Restated Articles of Association also provide that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders.
     We currently have eight members of the Board of Directors. All members of the Board serve a three-year term. The Class III directors whose terms expire at our next annual general meeting are Pehong Chen, Lip-Bu Tan and Yichen Zhang. Assuming that the size of our board remains between 7 and 10 members, the Class I directors whose terms expire at our 2009 Annual General Meeting are Charles Chao and Yan Wang, and the Class II directors whose terms expire at our 2010 Annual General Meeting are Hurst Lin, Ter Fung Tsao and Song-Yi Zhang. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”

     Our officers are elected by and serve at the discretion of the board of directors. Our Employment Agreement with our CEO, Charles Chao, dated July 31, 2006, has a term of three years and may be extended for an additional one-year period after the end of the original term. Our Employment Agreements with each of our other officers, Herman Yu, CFO, Hong Du, COO, and Tong Chen, Executive Vice President & Chief Editor, all dated November 16, 2007, have a term of three years and may be extended for an additional one-year period after the end of the original term. For the period during which each officer has served in the office, please refer to “Item 6.A. Directors and Senior Management.”
Board Committees
     Our Audit Committee consists of Lip-Bu Tan, Ter Fung Tsao and Song-Yi Zhang. All members of the Audit Committee are independent directors under the standards set forth in Nasdaq Marketplace Rules 4350(d)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. In addition, the Board has determined that Lip-Bu Tan qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F and has designated Lip-Bu Tan to serve as the audit committee financial expert for the Company. Lip-Bu Tan is “independent” under the standards set forth in Nasdaq Marketplace Rules 4350(d)(2)(A)(i) and (ii). Lip-Bu Tan also serves on the audit committee of Integrated Silicon Solution, Inc. and is one of its designated audit committee financial experts. Our Audit Committee is responsible for, among other things:
     Independent accountant
1.	Appoint the independent accountant for ratification by the stockholders and approve the compensation of and oversee the independent accountant.

2.	Confirm that the proposed audit engagement team for the independent accountant complies with the applicable auditor rotation rules.

3.	Ensure the receipt of, and review, a written statement from the Company’s independent accountant delineating all relationships between the accountants and the Company, consistent with Independence Standards Board Standard 1.

4.	Review with the Company’s independent accountant any disclosed relationship or service that may impact the objectivity and independence of the accountant.

5.	Pre-approve all audit services and permitted non-audit services to be provided by the independent accountant as required by the Exchange Act.

6.	Review the plan for and the scope of the audit and related services at least annually.
     Financial Reporting
7.	Review and discuss with finance management the Company’s earnings press releases as well as earnings guidance provided to analysts.

8.	Review the annual reports of the Company with finance management and the independent accountant prior to filing of the reports with the SEC.

9.	Review with finance management and the independent accountant at the completion of the annual audit:
a.	The Company’s annual financial statements and related footnotes;

b.	The independent accountant’s audit of the financial statements;

c.	Any significant changes required in the independent accountant’s audit plan;

d.	Any serious difficulties or disputes with management encountered during the course of the audit;

e.	Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.
     Related Party and Relationship Disclosure
10.	Ensure the receipt of, and review, a report from the independent accountant required by Section 10A of the Exchange Act.

11.	Oversee the Company’s compliance with SEC requirements for disclosure of accountant’s services and Audit Committee members and activities.

12.	Review and approve all related party transactions other than compensation transactions.

     Critical Accounting Policies & Principles and Key Transactions
13.	Review with finance management and the independent accountant at least annually the Company’s application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences which may have a material impact on the financial statements of the Company.

14.	Oversee the Company’s finance function, which may include the adoption from time to time of a policy with regard to the investment of the Company’s assets.

15.	Periodically discuss with the independent accountant, without Management being present, (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

16.	Review and discuss with finance management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.
     Internal Control and Related Matters
17.	Oversee the adequacy of the Company’s system of internal controls. Obtain from the independent accountant management letters or summaries on such internal controls. Review any related significant findings and recommendations of the independent accountant together with management’s responses thereto.

18.	Oversee the Company’s Anti-Fraud and Whistleblower Program.

19.	Perform annual self assessment on Audit Committee effectiveness.
     In addition to the above responsibilities, the Audit Committee shall undertake such other duties as the Board delegates to it or that are required by applicable laws, rules and regulations.
     Finally, the Audit Committee shall ensure that the Company’s independent accountant understand both (i) their ultimate accountability to the Board and the Audit Committee, as representatives of the Company’s stockholders and (ii) the Board’s and the Audit Committee’s ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Company’s independent accountant (or to nominate the outside accountant to be proposed for stockholder approval in any proxy statement).
     Our Compensation Committee consists of Mr. Pehong Chen and Mr. Lip-Bu Tan. The members of the Compensation Committee are non-employee directors. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of the Company, as well as the specific compensation levels for executive officers. It also administers the granting of options to executive employees under the Company’s share incentive plans.
Potential Payments upon Termination or Change of Control
     We have entered into contracts with our executive officers (with Mr. Charles Chao, our Chief Executive Officer, also being a director of the Company), which provide for potential payments upon termination or change of control.
     Terms of Potential Payments — Termination
     We have entered into an employment agreement with our executive officers providing, among other things, that in the event that employment of such executive officer is terminated without cause or if a constructive termination occurs (either event, an “Involuntary Termination”), such executive officer shall be entitled to receive payment of severance benefits equal to his or her regular monthly salary for twelve months (or in the case of Mr. Chao, (i) eighteen months if the remaining term of his employment agreement (the “Remaining Term”) is more than or equal to eighteen months, (ii) the Remaining Term if the Remaining Term is less than eighteen months but more than twelve months, or (iii) twelve months if the Remaining Term is equal to or less than 12 months (the “Severance Period”)), provided that the executive officer executes a release agreement at the time of such termination. An amount equal to six months of such severance benefits shall be paid on the six-month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the following six-month period (or in the case of Mr. Chao, over the remaining Severance Period) in accordance with the Company’s standard payroll schedule. Additionally, upon an Involuntary Termination, such executive officer will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the six-month anniversary of such executive officer’s termination date. The Company will also reimburse such executive officer over the twelve months following termination (or in the case of Mr. Chao, over the Severance Period) for health insurance benefits with the same coverage provided to such executive officer prior to his or her termination, provided that reimbursement for the first six months shall be paid on the six-month anniversary of such executive officer’s termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which such executive officer receives such health insurance benefits. Any unvested share options or shares of restricted stock held by such executive officer as of the date of his or her Involuntary Termination will vest as to that number of shares that such executive officer would have vested over the twelve-month period following his or her termination (or in the case of Mr. Chao, during the Severance Period) if he or she had continued employment with the Company through such period, and such executive officer shall be entitled to exercise any such share options through the date that is the later of (x) the 15th day of the third month following the date the share options would otherwise expire, or (y) the end of the calendar year in which the share options would otherwise expire. Such executive officer is not eligible for any severance benefits if his employment is terminated voluntarily or if he or she is terminated for cause.
          In the event that an executive officer voluntarily elects to terminate his or her employment, he or she will receive payment(s) for all salary and unpaid vacation accrued as of the date of his termination of employment and his or her benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of termination and in accordance with applicable law. In the event that an executive officer’s employment is terminated for cause, then he or she shall not be entitled to receive payment of any severance benefits, but he will receive payment(s) for all salary and unpaid vacation accrued as of the date of such termination and his or her benefits will be continued in accordance with our then-existing benefits plans and policies in effect on the date of termination and in accordance with applicable law.
          In the event that an executive officer’s employment with the Company terminates as a result of his or her death or disability, such executive officer’s estate or representative will receive the amount of such executive officer’s target bonus for the fiscal year in which the death or disability occurs to the extent that the bonus has been earned as of the date of such death or disability, as determined by the Board of Directors or the Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year. In addition, the change of control agreement between the Company and the executive officers, as further described below under “Terms of Potential Payments — Change of Control,” provides that if the termination is by reason of death or disability, such executive officer will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination.
     Terms of Potential Payments — Change of Control
          In addition to the employment agreements described above, the Company has also entered into a change of control agreement with its executive officers. Under the change of control agreements, in general, a change of control shall be deemed to occur if (i) any person or entity acquires more than fifty percent or more of the combined voting power of the Company’s outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company’s assets, (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.
          The change of control agreement provides for certain severance benefits in the event of a change of control as well as in the event of an involuntary termination after a change of control. Upon a change of control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with the Company terminates without cause or if he or she resigns for good reason (as such terms are defined in the change of control agreements) within 24 months following a change of control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which he terminates, 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which he or she terminates, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, and an acceleration of all stock awards that are unvested as of his or her termination date. The change of control agreement also provide for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.
          Except as set forth above, we have no service contracts with any of our directors that provide benefits to them upon termination.
D. Employees
          As of December 31, 2007, we had approximately 2,080 full-time employees, approximately 2,030 of whom are employed in China with the remaining employed in the United States of America, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E. Share Ownership
     The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of June 6, 2008 by:
•	each shareholder known to us to own beneficially more than 5% of the ordinary shares;

•	each director;

•	each of our executive officers listed in “Directors and Senior Management” above; and

•	all of our current directors and executive officers as a group.
     Percentage of beneficial ownership is based on 56,957,624 ordinary shares outstanding as of June 6, 2008 together with options that are exercisable within 60 days of June 6, 2008 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Number of Shares	Percent of
Name and Address of Beneficial Owners	Beneficially Owned (#)	Shares Beneficially Owned (%)(1)
Major Shareholders
FMR LLC (2)	5,361,092	9.41
82 Devonshire Street
Boston, MA 02109
Davide Erro and affiliates (3)	3,319,125	5.83
6th Floor, 65 Curzon Street
London W1J 8PE, England
Gilder, Gagnon, Howe & Co. LLC (4)	3,130,847	5.50
1775 Broadway, 26th Floor
New York, NY 10019
Bridger Management, LLC (5)	3,000,000	5.27
101 Park Avenue, 48th Floor
New York, NY 10178
OppenheimerFunds, Inc. (6)	2,898,202	5.09
Two World Financial Center, 225 Liberty Street
New York, NY 10281

Directors and Executive Officers
Lip-Bu Tan (7)	*	*
c/o Walden International
One California Street, 28th Floor
San Francisco, CA 94111
Ter Fung Tsao (8)	*	*
c/o Helen Hsiao,
8F, Suite 801
136, Jean-Ai Road, SEC. 3
Taipei, Taiwan
Hurst Lin (9)	*	*
Pehong Chen (10)	*	*
333 Distel Circle
Los Altos, CA 94022
Yan Wang (11)	*	*
Yichen Zhang (12)	*	*
CITIC 26/F CITIC Tower
1 Tim Mei Avenue,
Central Hong Kong
Song-Yi Zhang (13)	*	*
c/o Morgan Stanley
27/F, Three Exchange Square,
Central Hong Kong
Charles Chao (14)	*	*
Herman Yu (15)	*	*
Hong Du (16)	*	*
Tong Chen (17)	*	*
Bin Wang (18)	*	*

All directors and executive officers as a group (12 persons) (19)	1,237,452	2.17

*	Less than one percent of the outstanding ordinary shares.
(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after June 6, 2008. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for 5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC.

(2)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 14, 2008.

(3)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on January 29, 2008 for Grandhara Advisors Europe LLP, Grandhara Master Fund Limited and Davide Erro.

(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the SEC on February 6, 2008.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G and Schedule 13G/A filings made with the SEC on February 14, 2008.

(6)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 6, 2008.

(7)	Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 127,750 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(8)	Includes 10,000 shares held by Mr. Tsao and 97,750 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(9)	Includes 60,972 shares held by Mr. Lin and 16,668 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(10)	Includes 6,882 shares held by a trust controlled by Mr. Chen and 45,250 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(11)	Includes 200,000 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(12)	Includes 60,250 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(13)	Includes 67,750 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(14)	Consists of 428,637 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(15)	Includes 6,875 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(16)	Includes 34,209 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(17)	Includes 61,459 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(18)	Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of June 6, 2008.

(19)	Includes 1,156,598 shares issuable upon exercise of options within 60 days of June 6, 2008 held by all our directors and officers as a group.
          Except as otherwise indicated, the address of each person listed in the table is SINA Corporation, 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing 100080, People’s Republic of China, Attention: Corporate Secretary. The persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable.
          For information regarding the options held by our directors and executive officers as well as the arrangements involving the employees in the capital of the Company, see “Item 6.B. Compensation — Share Incentive Plans.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
          For information regarding major shareholders, please refer to “Item 6E. Directors, Senior Management and Employees — Share Ownership.”
          Our major shareholders do not have voting rights that are different from other shareholders. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
B. Related Party Transactions
          Except for the transactions disclosed below in this Item 7B and Note 7 of our Notes To Consolidated Financial Statements, since the beginning of the fiscal year 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.
          Our Code of Ethics states that a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with the Company’s best interests or could cause a conflict with job responsibilities. Under our Code of Ethics, if our employees, officers and directors have any question regarding whether a conflict of interest exists, they are required to consult with their immediate supervisor or the Compliance Officer of the Company. If they become aware of a conflict or potential conflict, they are required to bring it to the attention of their immediate supervisor or the Compliance Officer.
          Our Insider Trading Policy applicable to all employees, officers and directors and their family members prohibits trading based on material, non-public information regarding the Company or disclosure of such information for trading in the Company’s securities.

Potential criminal and civil liability and disciplinary actions for insider trading are set forth in our Insider Trading Policy. Our Chief Financial Officer serves as the Company’s Insider Trading Compliance Officer for the implementation of our Insider Trading Policy. Our Insider Trading Policy is delivered to all new employees and consultants upon the commencement of their relationships with the Company and is circulated to all personnel at least annually.
Commercial Contracts
          In February 2008, we moved our business and operations related to our real-estate and home decoration channels into a new subsidiary. The new subsidiary entered into a ten-year licensing agreement with E-House (China) Holdings Limited (“eHouse”). Mr. Charles Chao, Chief Executive Officer and a director of SINA, is a board member of eHouse. Under the agreement, eHouse will provide its CRIC database to our new subsidiary to support its business-to-consumer website targeted at real estate and home decoration consumers. Both SINA and eHouse will each contribute $2.5 million cash into the Company’s new subsidiary. In return, SINA and eHouse will receive 66% and 34% interest, respectively, in the Company’s subsidiary.
          In April 2007, SINA.com Technology (China) Co. Ltd., one of our subsidiaries, entered into an agreement with BroadVision Inc. (“BroadVision”). Mr. Pehong Chen, a director of SINA, is the controlling stockholder of BroadVision and is currently serving as its Chairman, CEO and President. As of March 23, 2007, Mr. Chen beneficially owned approximately 39% of common stock of BroadVision. Under the agreement, BroadVision will provide customization and hosting service for our HR information management system in China. We paid BroadVision a total of RMB1,000,000 or $0.12 million in 2007, including RMB500,000 or $0.06 million for system implementation service and another RMB500,000 or $0.06 million for the software subscription, and starting from 2008, we will pay a yearly subscription fee of RMB500,000 or $0.06 million for the software subscription and system upgrade, feature enhance and technical support. Under the agreement, we have an option to buy out the software license from BroadVision on a non-exclusive basis by paying a lump-sum amount (RMB2,000,000 or $0.24 million, RMB1,500,000 or $0.18 million, or RMB1,000,000 or $0.12 million for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services.
          During the year 2007, a VIE of the Company entered into technical support contracts with a 19%-owned, privately-held, equity-invested company. Technical support services fees charged by the privately-held, equity-invested company to the VIE was $0.4 million during the year and no amount was due to it as of December 31, 2007.
Control Agreements
          PRC law currently limits foreign equity ownership of companies that provide certain Internet related, MVAS and advertising businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. Such contractual arrangements are as follows:
•	Our subsidiary STC agreed to provide Yan Wang, our former Chief Executive Officer and current Chairman of the Board, an interest-free loan of RMB300,000 for purposes of providing capital to Beijing SINA Internet Information Services Co., Ltd. and RMB300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Wang by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	STC also agreed to provide Tong Chen, our Executive Vice President and Chief Editor, interest-free loans totaling RMB300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. In addition, STC has agreed to provide Tong Chen interest-free loans totaling RMB4,500,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. and an interest-free loan of RMB200,000 for purposes of providing capital to Beijing SINA Infinity Advertising Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Chen by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	STC agreed to provide Hong Du, our Chief Operating Officer, an interest-free loan of RMB5,350,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. The entire principal amount of the loan is currently outstanding. The loan was extended as replacement for the loan previously extended to Ms. Du by BSIT in the same principal amount as disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	The aforementioned capital investments in the VIEs are funded by SINA and recorded as interest-free loans to the PRC officers and employees. Such interest-free loans are extended solely for subscription of the shares of the VIEs, and the transfer of ownership of the shares in the VIEs, as directed by SINA, is the requisite form of repayment of such interest-free loans. These are not personal loans. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time, and all shareholders of the VIEs are obligated to waive their right of first refusal or any other rights that are restrictive on such requested transfer. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs (and all rights relating thereto) as collateral for non-payment of (i) the interest-free loans and (ii) fees on technical and other services due to us. Except as set forth above, employee shareholders of the VIEs are not otherwise permitted to transfer, pledge or otherwise encumber their ownership of VIEs without STC’s written approval. All voting rights with respect to the shares of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition to the terms described above which were also applicable to the BSIT loans, STC has entered into a letter agreement with the PRC officers and employees that provides for (i) the cancellation of such officers’ and employees’ obligations under the contractual agreements upon the transfer or acquisition of shares held by such officers and employees and (ii) the indemnification of such officers and employees for any liability incurred in the course of discharging such officers’ and employees’ obligations under any of the contractual agreements.
Employment and Compensation Agreements
     We have entered into employment and compensation arrangements with our directors and executive officers as described in “Item 6. Directors, Senior Management and Employees” above.
Indemnification Agreements
     We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Registration Rights Agreements
     Some of our shareholders are entitled to have their shares registered by us for resale.
C. Interests of Experts and Counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements at the end of this Annual Report filed as part of this Annual Report.
Legal Proceedings
     From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of copyrights and other intellectual property rights in connection with the content published on our web sites.
Dividend Policy
     The Company has not declared nor paid any cash dividends on its common shares in the past and has no plans to do so in the foreseeable future.
B. Significant Changes
     In February, 2008, we moved our business and operations related to our real-estate and home decoration channels into a new subsidiary of the Company. The new subsidiary entered into a 10-year licensing agreement with eHouse, whereby eHouse will provide its CRIC database to our new subsidiary to support its business-to-customer website targeted at real estate and home decoration consumers. Both SINA and eHouse will each contribute $2.5 million cash into the Company’s new subsidiary. In return, SINA and eHouse will receive 66% and 34% interest, respectively, in the Company’s subsidiary.
Item 9. The Listing
A. Listing Details
     Our ordinary shares have been quoted on the NASDAQ Global Select Market (formerly the NASDAQ National Market) system under the symbol “SINA” since April 13, 2000. The following table sets forth the high and low trading prices of our ordinary shares for (1) each year of the five most recent full financial years, (2) each of the four quarters of the two most recent full financial years and the subsequent period and (3) each of the most recent six months:

	Trading Price
	High	Low
Annual Highs and Lows
2003	46.27	5.22
2004	49.50	18.88
2005	34.25	20.18
2006	30.36	20.23
2007	59.27	29.16

Quarterly Highs and Lows
First Quarter 2006	28.11	20.82
Second Quarter 2006	30.36	22.35
Third Quarter 2006	26.61	20.23
Fourth Quarter 2006	29.75	24.20
First Quarter 2007	37.73	29.16
Second Quarter 2007	43.27	31.53
Third Quarter 2007	50.45	34.65
Fourth Quarter 2007	59.27	43.50
First Quarter 2008	46.97	32.00

Monthly Highs and Lows
December 2007	50.57	43.50
January 2008	46.97	34.65
February 2008	45.90	38.85
March 2008	41.22	32.00
April 2008	49.45	35.23
May 2008	58.60	45.30

B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares have been quoted on the NASDAQ Global Select Market (formerly the NASDAQ National Market) system under the symbol “SINA” since April 13, 2000.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in the Company’s registration statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended. On December 16, 2002, our shareholders adopted by a special resolution our amended and restated memorandum and articles of association, which were filed as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K filed on March 16, 2005.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview— Government Regulation and Legal Uncertainties —Classified Regulations —Foreign Exchange.” and “Item 3. Key Information — Risk Factors - Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”
E. Taxation
     The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation
     According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
     The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ordinary shares. This summary applies only to investors that hold the ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons holding ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.
     U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ordinary shares.
     The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, our common shares, which are listed on the Nasdaq Global Select Market, will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.
Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized (in U.S.

dollars) for the common share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).
Passive Foreign Investment Company
     Based on the market value of our common shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2007, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2008 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares, as applicable.
     If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
     The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the common shares will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the common shares are regularly traded, if you are a holder of common shares, it is expected that the mark-to-market election would be available to you were we to become a PFIC.
     If you hold ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.
     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ordinary shares.
Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     Our corporate Internet address is http://corp.sina.com. We make available free of charge on or through our web site our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our web site, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on SINA’s web site is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.” and Exhibit 8.1.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate and Security Market Risk
     Our investment policy limits our investments of excess cash to government or quasi-government securities, high-quality corporate securities and bank-guaranteed products. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Due to the fact that a majority of our investments are in short-term instruments, we believe that the Company has the ability to hold to maturity these investments. As of December 31, 2007, we had unrealized losses of $0.9 million related to our short-term investments included in accumulated other comprehensive loss in shareholders’ equity.
     We have approximately $324.7 million in cash and bank deposits, such as time deposits and bank notes, with large domestic banks in China, which constitute about 68% of our total cash, cash equivalent and short-term investments as of December 31, 2007. The terms or these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have been severe competitors against Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.
     Our $99 million, zero-coupon, convertible, subordinated notes due 2023 bear no interest and are denominated in U.S. dollars. Therefore, there is no interest or foreign currency exchange risk associated with the outstanding notes.
Foreign Currency Exchange Rate Risk
     The majority of our revenues derived and expenses and liabilities incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms” in the “Risk Factors” section. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. During the twelve months ended December 31, 2007, the foreign currency translation adjustments to our comprehensive income were $19.2 million and the currency transaction gains was approximately $1.1 million, primarily as a result of the Chinese renminbi appreciating against the U.S. dollar. Below is a sensitivity analysis on the impact of a change in the value of the Chinese renminbi against the U.S. dollar assuming: 1) projected net income from operation in China equal to fiscal 2007, 2) projected net assets of the operation in China equal to the balances in Chinese renminbi and U.S. dollar as of December 31, 2007 and 3) currency fluctuation occurs proportionately over the period:

	Translation
Change in the value of	adjustments to	Transaction gain
Chinese renminbi against the	comprehensive income	(loss)
U.S. dollar	(in thousands)	(in thousands)
Appreciate 2%	$7,690	$(340)
Appreciate 5%	$19,250	$(850)
Depreciate 2%	$(7,680)	$340
Depreciate 5%	$(19,160)	$850

Investment Risk
Equity investment
     We have direct equity investment in a privately held company, which is considered in the start-up or development stages. This equity investment is inherently risky, as the technologies or products this company has under development are typically in the early stages and may never materialize, and we could lose a substantial part of our equity investment in this company. As of December 31, 2007, our direct equity investment was $1.3 million. See also Note 4 in our Notes to Consolidated Financial Statements.
Investment in marketable debt securities
     We invest in marketable debt securities to preserve principal and maximize yield without significantly increasing risks. As of December 31, 2007, our marketable debt securities totaled $40.5 million. These marketable debt securities are accounted for as available-for-sale and are reported at fair value, because our intent is to make them readily available for sale to meet operating or acquisition needs. As of December 31, 2007, unrealized loss recorded in accumulated other comprehensive income of shareholders’ equity was $0.9 million. See also Note 5 in our Notes to Consolidated Financial Statements.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision of, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to enable us to record, process, summarize and report information required to be included in our reports that we file or submit under the Exchange Act within the time periods required.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     The Board has determined that Lip-Bu Tan qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission and has designated Lip-Bu Tan to serve as the audit committee financial expert for the Company. Lip-Bu Tan is “independent” as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.
Item 16B. Code of Ethics
     The Company has adopted a Code of Ethics which applies to the Company’s directors, officers and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. We have posted the code on our corporate website at www.corp.sina.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), our independent auditor and principal accountant for fiscal 2006 and 2007.

	2007	2006
Audit Fees	$1,077,218	$1,387,080
Audit-Related Fees (1)	102,547	—
Tax Fees (2)	36,900	30,425
All Other Fees (3)	1,500	5,500

(1)	Audit-Related Fees consist of fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(2)	Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(3)	All Other Fees for 2007 includes $1,500 subscription fee for accounting rules and materials. All Other Fees for 2006 includes $1,500 subscription fee for accounting rules and materials and $4,000 training fee for FIN 48 “Accounting for Uncertainty in Income Taxes.”
     The Audit Committee’s policy is to approve all audit and audit-related services. Permissible non-audit services are pre-approved according to fee amount threshold. Permissible non-audit services may include tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to an initial estimated budget. PwC and management are required to periodically report to the Audit Committee regarding the extent of services provided by PwC in accordance with this pre-approval, and the fees performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.

PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements of SINA Corporation and its subsidiaries are included at the end of this Annual Report.
Item 19. Exhibits

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

1.2	Amended and Restated Memorandum of Association of SINA.com (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).

4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

Exhibit
Number	Description

4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.9	Lease Agreement of Ideal International Plaza dated April 16, 2004 between SINA Information Technology Company Limited and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Suite 01 — 12, Floor 20, Ideal International Plaza, 2 Zhongguancun High-Tech Square, Beijing, PRC (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2004, and incorporated herein by reference).

4.10	Form Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 2 Zhongguancun High-Tech Square, Beijing, PRC, and the list of the lease agreements (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2004, and incorporated herein by reference).

4.11	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and BSRS (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.12	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and BSRS (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.13	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.14	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Interactive Advertising Co. Ltd (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.15	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.28 to the Company’s Registration Statement on
Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.16	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.17	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.18	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.19	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.20	Agreement on Short Message Service Cooperation dated November 12, 2002 between Guangzhou Media Message Technologies Inc. and Guangdong Mobile Communications Corporation (Filed as Exhibit 10.37 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.21	Monternet Short Message Cooperation Agreement dated April 28, 2003 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Mobile Communications Corporation (Filed as Exhibit 10.38 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

Exhibit
Number	Description

4.22	Form of Loan Agreement between Beijing Sina Information Technology Co., Ltd (a subsidiary of the Company) and the Company’s employees for funding the Variable Interest Entities controlled by the Company (Filed as Exhibit 10.39 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.23	Form of Agreement on Authorization to Exercise Shareholder’s Voting Power between Beijing Sina Information Technology Co., Ltd (a subsidiary of the Company) and the Company’s employees in relation to Variable Interest Entities controlled by the Company (Filed as Exhibit 10.40 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.24	Technical Services Agreement dated September 1, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.41 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.25	Technical Cooperation Agreement dated September 28, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.42 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.26	Technical Services Agreement dated September 1, 2003 between Beijing New Media Information Technology Co., Ltd. and Guangdong SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.43 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.27	Technical Services Agreement dated January 10, 2003 between Star-Village.com (Beijing) Internet Technology Limited and Guangzhou Media Message Technologies Inc (Filed as Exhibit 10.44 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.28	Technical Services Agreement dated January 1, 2003 between Beijing SINA Internet Technology Services Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.45 to the Company’s Report on Form 10-K for the year ended December 31, 2003, as amended, and incorporated herein by reference).

4.29	Technical Services Agreement dated February 24, 2004 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2004, and incorporated herein by reference).

4.30	Translation of Monternet Short Message Cooperation Agreement dated March 23, 2004 between Beijing SINA Internet Information Services Co., Ltd. and Guangdong Mobile Communications Corporation (Filed as Exhibit 10.48 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.31	Translation of Technical Services Agreement dated January 1, 2005 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd. (Filed as Exhibit 10.48 to the Company’s Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.32	Translation of Technical Services Agreement dated January 1, 2005 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 10.49 to the Company’s Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.33	Change of Control Agreement dated November 27, 2000 with Yan Wang (Filed as Exhibit 10.47 to the Company’s Report on Form 10-Q for the three month period ended December 31, 2000, and incorporated herein by reference).

4.34	Change of Control Agreement dated November 27, 2000 with Hurst Lin (Filed as Exhibit 10.46 to the Company’s Report on Form 10-Q for the three month period ended December 31, 2000, and incorporated herein by reference).

4.35	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.36	Employment Agreement dated July 31, 2006 between Charles Guowei Chao and SINA Corporation (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2006, and incorporated herein by reference).

Exhibit
Number	Description

4.37	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.38	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.39	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.40	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.41	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.42	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.43	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.44*	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan

4.45*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.46*	Form of performance restricted share unit agreement under the 2007 Share Incentive Plan.

4.47*	Form of share option agreement for existing service providers under the 2007 Share Incentive Plan.

8.1*	List of Subsidiaries.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

*	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation

	By:	/s/ CHARLES CHAO
Charles Chao
Date: June 30, 2008		President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of SINA Corporation:
     In our opinion, the accompanying consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” since January 1, 2006. In addition, as discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty of Income Taxes” since January 1, 2007.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
Date: June 30, 2008

SINA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$271,666	$163,177
Short-term investments	206,333	199,574
Accounts receivable, net of allowances for doubtful accounts of $5,663 and $4,471, respectively	56,719	45,031
Short-term deferred tax assets	344	437
Prepaid expenses and other current assets	8,496	9,893

Total current assets	543,558	418,112
Property and equipment, net	26,846	27,101
Equity investments	1,300	1,170
Intangible assets, net	6,695	7,871
Goodwill	82,663	82,663
Other assets	1,201	1,892

Total assets	$662,263	$538,809

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$940	$1,614
Accrued liabilities	56,931	41,993
Income taxes payable	9,079	7,389
Convertible debt	99,000	100,000

Total current liabilities	165,950	150,996
Long-term liabilities:
Other liabilities	1,337	—

Total liabilities	167,287	150,996

Commitments and contingencies (Note 17)

Shareholders’ equity:
Ordinary Shares: $0.133 par value; 150,000 shares authorized; 55,521 and 54,344 shares issued and outstanding	7,384	7,228
Additional paid-in capital	332,461	303,868
Retained earnings	123,702	65,973
Accumulated other comprehensive income (loss):
Unrealized loss on investments in marketable securities	(920)	(2,371)
Cumulative translation adjustments	32,349	13,115

Total shareholders’ equity	494,976	387,813

Total liabilities and shareholders’ equity	$662,263	$538,809

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31,
	2007	2006	2005
Net revenues:
Advertising	$168,926	$120,067	$84,999
Non-advertising	77,201	92,787	108,553

	246,127	212,854	193,552

Costs of revenue:
Advertising (*)	63,466	42,529	27,627
Non-advertising	31,236	36,881	35,480

	94,702	79,410	63,107

Gross profit	151,425	133,444	130,445

Operating expenses:
Sales and marketing (*)	50,555	49,972	51,690
Product development (*)	21,942	19,573	15,268
General and administrative (*)	26,738	27,172	18,820
Amortization of intangible assets	1,176	1,820	3,159

Total operating expenses	100,411	98,537	88,937

Income from operations	51,014	34,907	41,508
Interest and other income, net	12,731	8,549	6,551
Amortization of convertible debt issuance cost	(342)	(685)	(685)
Gain on sale of business and investment, net	830	2,033	4,136
Loss on investment in Tidetime Sun	—	(147)	(3,175)
Share of loss of equity investments, net	—	(690)	(2,810)

Income before income taxes	64,233	43,967	45,525
Income tax expenses	(6,504)	(4,051)	(2,410)

Net income	$57,729	$39,916	$43,115

Basic net income per share	$1.05	$0.74	$0.82

Shares used in computing basic income per share	55,038	53,696	52,485

Diluted net income per share	$0.97	$0.69	$0.75

Shares used in computing diluted income per share	60,020	58,549	58,792

(*)	Costs of revenues and operating expenses for the years ended December 31, 2007 and 2006 include stock-based compensation expense in accordance with SFAS 123R, which the Company adopted on January 1, 2006. See Note 13 — “Stock-based Compensation” to the Consolidated Financial Statements for additional information.
The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

				Retained	Accumulated
			Additional	Earnings	Other	Total
	Ordinary Shares		Paid-in	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit)	Income(Loss)	Equity
Balances at December 31, 2004	51,359	$6,834	$263,912	$(17,058)	$(343)	$253,345
Comprehensive income:
Net income	—	—	—	43,115	—	43,115
Unrealized loss on marketable securities	—	—	—	—	(2,508)	(2,508)
Currency translation adjustments	—	—	—	—	4,773	4,773

Total comprehensive income						45,380

Issuance of ordinary shares pursuant to stock plans	1,589	208	6,807	—	—	7,015
Business acquisition	317	42	13,840	—	—	13,882

Balances at December 31, 2005	53,265	7,084	284,559	26,057	1,922	319,622
Comprehensive income:
Net income	—	—	—	39,916	—	39,916
Unrealized gain on marketable securities	—	—	—	—	532	532
Currency translation adjustments	—	—	—	—	8,290	8,290

Total comprehensive income						48,738

Issuance of ordinary shares pursuant to stock plans	895	119	9,860	—	—	9,979
Stock-based compensation expenses	—	—	9,474	—	—	9,474
Business acquisition	184	25	(25)	—	—	—

Balances at December 31, 2006	54,344	7,228	303,868	65,973	10,744	387,813
Comprehensive income:
Net income	—	—	—	57,729	—	57,729
Unrealized gain on marketable securities	—	—	—	—	1,451	1,451
Currency translation adjustments	—	—	—	—	19,234	19,234

Total comprehensive income						78,414

Issuance of ordinary shares pursuant to stock plans	1,138	151	18,886	—	—	19,037
Stock-based compensation expenses	—	—	8,712	—	—	8,712
Issuance of ordinary shares pursuant to convertible bonds conversion	39	5	995	—	—	1,000

Balances at December 31, 2007	55,521	$7,384	$332,461	$123,702	$31,429	$494,976

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$57,729	$39,916	$43,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,374	9,892	9,593
Stock-based compensation expense	8,712	9,474	—
Amortization of convertible debt issuance cost	342	685	685
Amortization of intangible assets	1,176	1,820	3,159
Provision for losses on receivables	5,294	5,044	2,271
Deferred income taxes	474	(350)	(261)
Gain on sale of business and investment, net	(830)	(2,033)	(4,136)
Loss on investment in Tidetime Sun	—	147	3,175
Share of loss of equity investments, net	—	690	2,810
Loss on disposal of property and equipment	83	17	156
Changes in assets and liabilities (net of effect from disposal):
Accounts receivable	(14,241)	(14,791)	4,324
Prepaid expenses and other current assets	2,003	(490)	3,227
Other assets	77	1,429	(803)
Accounts payable	(58)	(1)	(513)
Accrued liabilities	12,426	8,726	(8,217)
Income taxes payable	2,504	2,922	(312)

Net cash provided by operating activities	89,065	63,097	58,273

Cash flows from investing activities:
Purchases of short-term investments	(98,792)	(102,135)	(212,532)
Maturities of short-term investments	104,354	120,121	122,040
Purchases of property and equipment	(12,158)	(14,090)	(15,369)
Cash paid for business acquisitions	—	(11,266)	(26,141)
Cash paid for equity investments	(1,261)	—	(3,024)
Deposits on equity investment and acquisition	—	—	(800)
Proceeds from sale of business, net	—	636	1,730
Proceeds from sale of investments	2,000	5,315	286
Proceeds from sale of investment in Tidetime Sun	—	569	—

Net cash used in investing activities	(5,857)	(850)	(133,810)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	19,037	9,979	7,015

Net cash provided by financing activities	19,037	9,979	7,015

Effect of exchange rate change on cash and cash equivalents	6,244	2,541	3,164

Net increase (decrease) in cash and cash equivalents	108,489	74,767	(65,358)
Cash and cash equivalents at the beginning of the year	163,177	88,410	153,768

Cash and cash equivalents at the end of the year	$271,666	$163,177	$88,410

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,634	$1,294	$2,891

Cash paid for acquisitions	$—	$(11,266)	$(26,141)

Supplemental disclosures of noncash financing activities:
Increase in equity investment from deposit on equity investment	$—	$800	$—

Ordinary shares issued pursuance to convertible bond conversion	$1,000	$—	$—

Ordinary shares issued and subject to subsequent issuance for acquisitions	$—	$—	$13,882

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Significant Accounting Policies
Business
     SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and value-added information service provider in the People’s Republic of China (the “PRC” or “China”) and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Principles of consolidation and basis of presentation
     The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The Company has adopted FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns.
     To comply with PRC laws and regulations, the Company provides substantially all its Internet content, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services due to the Company. As of December 31, 2007, the total amount of interest-free loans to these PRC employees was $8.0 million and the aggregate accumulated losses of all VIEs were approximately $2.3 million, which have been included in the consolidated financial statements.
     The following is a summary of the major VIEs of the Company:
•	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through business agreement. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through business agreement. Xunlong is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through business agreement. StarVI is responsible for providing

MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through business agreement. Wangxing is responsible for providing MVAS in China via third party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through business agreement. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.
     The Company began to consolidate the ICP Company in October 2001. Xunlong and Star VI were acquired from Memestar Limited in January 2003 and the operating results for these two companies were consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing were consolidated by the Company since March 2004. The operating results of the IAD Company were consolidated since its establishment in 2004.
     Certain prior year amounts of cash flow statements have been reclassified to conform to the current year presentation (see Note 5).
Use of estimates
     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, such differences may be material to the financial statements. The Company believes accounting for advertising and MVAS revenues, accounting for income taxes, determination of functional currency, assessment of impairment of goodwill and long-lived assets, assessment of impairment of marketable securities, allowance for doubtful accounts, assessment of impairment of equity investments, determination of stock-based compensation expenses, determination of the estimated useful lives of assets and accounting for advertising expenses represent critical accounting policies that reflect the more significant judgments and estimate used in the preparation of its consolidated financial statements.
Cash equivalents
     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007 and 2006, cash equivalents were comprised primarily of investments in time deposits, commercial paper and money market funds stated at cost plus accrued interest, which approximated fair value.
Available-for-sale securities
     Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.
     Investments classified as available-for-sale securities include marketable debt securities. The Company invests in marketable debt securities that are readily available for sale to meet operating or acquisition needs and, accordingly, classifies them as short-term investments.

Allowances for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors such as credit-worthiness and age of receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators incur more bad debt than their original estimates, more bad debt allowance may be required.
Long-lived assets
     Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $13.4 million, $9.9 million and $9.6 million for fiscal 2007, 2006 and 2005, respectively.
     As a result of the Company’s evaluation on its estimate of the useful life of its computer equipment (e.g., servers and filers) during the first quarter of 2006, such life was changed from three years to four years. This change in accounting estimate resulted in a reduction in depreciation expenses of $0.6 million for the three months ended March 31, 2006, of which $0.2 million were in the costs of advertising revenue and $0.4 million were in operating expenses.
     Goodwill. Goodwill is carried at cost. Under SFAS No. 142, “Goodwill and Intangible Assets” (“FAS 142”), goodwill is no longer amortized but tested for impairment annually, or more frequently, if facts and circumstances warrant a review. The provisions of FAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level, is compared to its carrying value, including goodwill. The Company generally determines the fair value of its reporting units using a blended market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.
     Intangible assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from 18 months to ten years.
     Impairment of long-lived assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.
Equity investments
     Equity investments are comprised of joint ventures and privately held companies. The Company accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, the cost method accounting is used.
     The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but are not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, including recent financing rounds. The evaluation process is based on information that it receives from these privately-held companies. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies.

Convertible debt
     The Company applies SFAS No. 78, “Classification of Obligations That Are Callable by the Creditor” to determine the classification of its convertible debt. In accordance with SFAS 78, obligations such as convertible notes are required to be classified as a current liability if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.
Revenue recognition
     Advertising
     Advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s web sites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectibility is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its web sites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company’s web sites are recognized ratably over the term of such programs. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product,” cash consideration given to customers or resellers, for which the Company does not receive a separately identifiable benefit or cannot reasonably estimate fair value, are accounted for as a reduction of revenue rather than as an expense.
     Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company’s properties. Barter transactions are recorded at the lower of the fair value of the goods and services received or the fair value of the advertisement given, provided the fair value of the transaction is reliably measurable. Revenues from barter transactions were minimal for all periods presented.
     Deferred revenue primarily comprises contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.
     Non-advertising
     MVAS. MVAS revenues are derived principally from providing mobile phone users with SMS, MMS, CRBT, WAP, IVR and Kjava games. These services include news and other content subscriptions, picture and logo download, ring tones, ring back tones, mobile games and access to music files. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     The Company contracts with operators China Mobile and its subsidiaries, China Unicom and its subsidiaries, and, to a lesser degree, other operators, for billing and transmission services related to the MVAS transmitted to its users. In accordance with EITF No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” revenues are recorded on a gross basis when the Company is considered the primary obligor to the MVAS users. Under the gross method, the amounts billed to MVAS users are recognized as revenues and the fees charged or retained by the third-party operators are recognized as costs of revenue. Revenues on

MVAS where the Company is not considered the primary obligor to the user are recorded on a net basis. Under the net method, revenues are recorded net of fees charged or retained by the third-party operators.
     The Company purchases certain contents from third-party content providers for its MVAS. In most of these arrangements, the fees payable to the third-party content providers are calculated based on certain percentages of the revenue earned by their contents after deducting the fees paid to the third-party operators. The Company’s MVAS revenues are inclusive of such fees since the Company acts as the principal in these arrangements by having the ability to determine the fees charged to end users and being the primary obligor to the end users with respect to providing such services.
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on the Company’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six-months’ historical rates available, provided that the Company has obtained confirmation rates for six months. If the Company has not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. Historically, there have been no significant adjustments to the revenue estimates.
     Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2007, 2006 and 2005, the Company recorded MVAS revenues in the amount of $70.5 million, $86.3 million and $98.1 million, respectively. If the Company had not used the one-month lag reporting policy, its revenues from MVAS for the years ended December 31, 2007, 2006 and 2005 would have been $72.1 million, $87.1 million and $96.2 million, respectively.
     Credit memos issued to operators on billings that were previously settled and for which payments have been received are accounted for as a credit to revenue based on a historical rolling average. Historically, the true ups between accrued amounts and actual credit memos issued have not been significant.
     Fee-based services. Fee-based services allow the Company’s users to subscribe to services on its web sites including online games, paid email services and etc. Revenues from these services are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     E-commerce. E-commerce revenues are derived principally from slotting fees charged to agencies for selective positioning and promotion of their goods or services within the Company’s online mall, SinaMall, and from commissions calculated as a percentage of the online sales transaction value of the merchants. Slotting fee revenue is recognized ratably over the period the products are shown on the Company’s web site while the commission revenue is recognized on a net basis after both successful online verification of customers’ credit cards and shipment of products. Product returns have not been significant and are assumed by vendors.
     Enterprise services. Enterprise services mainly include paid search and directory listings, corporate emails and classified listings. Revenues are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     In accordance with GAAP, the recognition of these revenues is partly based on the Company’s assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company’s assessment of the probability of collection of accounts receivable had been different.
     Pursuant to Emerging Issues Task Force EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement”, the Company presents taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for fiscal 2007, 2006 and 2005 were $17.5 million, $13.2 million and $10.4 million, respectively.

Costs of revenues
     Advertising
     Costs of advertising revenue consist mainly of costs associated with the production of web sites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, and equipment depreciation associated with the web site production. Costs of advertising revenue also include business taxes, surcharges and cultural business construction fees levied on advertising sales in China, which are approximately 8.5% of the advertising revenues in China.
     Non-advertising
     Costs of non-advertising revenue consist mainly of fees paid to or retained by the third-party operators for their services relating to the collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenue also consist of fees or royalties paid to third-party content providers for services and content associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising sales in China. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
Product development expenses
     Product development expenses consist primarily of personnel-related expenses incurred for enhancement to and maintenance of the Company’s web sites as well as costs associated with new product development and product enhancements. The Company recognizes web site development costs in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of web site content. Costs incurred in the development phase are capitalized and amortized on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, whichever is greater. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have substantially been expensed as incurred.
Advertising expenses
     Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expenses. The nature of the Company’s direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company considered Statement of Position 93-7 — “Reporting on Advertising Costs” (“SOP 93-7”) issued by the American Institute of Certified Public Accountants (“AICPA”) and concluded that the criteria specified for capitalizing the costs of direct response advertising for subscription-based MVAS were not met. Advertising expenses for fiscal years 2007, 2006 and 2005 were $24.6 million, $23.3 million and $28.6 million, respectively.
Stock-based compensation
     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Under the fair value recognition provisions of this statement, all stock-based awards to employees and directors, including stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.
     The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding prior to the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation cost estimated for Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) pro forma disclosures.
     In conjunction with the adoption of SFAS 123R, the Company changed its method of attributing the value of stock compensation expense from accelerated basis to straight-line basis. Compensation expense for share-based payment awards granted prior to 2006 will continue to be recognized using the accelerated basis while compensation expense for awards granted after the effective date are recognized using the straight-line basis.
     The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.
     The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its common shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of four years.
     The Company recognizes the estimated compensation cost of performance-based restricted shares units based on the fair value of its common shares on the date of the grant. The awards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of estimated forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.
     Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. For pro forma disclosure under SFAS 123, the effect of forfeitures was accounted for only as the forfeitures occurred.
     See Note 13 Stock-based Compensation for further discussion on stock-based compensation.
Operating leases
     The Company leases office space under operating lease agreements with original lease periods up to three years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.
Income taxes
     Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
     The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, as a result of the implementation of FIN 48. For the year ended December 31, 2007, the Company did not have any significant liabilities nor any interest or penalties associated with unrecognized tax benefit. As of December 31, 2007, the Company did not have any significant unrecognized uncertain tax positions.
Foreign currency
     The Company’s reporting currency and functional currency are the U.S. dollar. The Company’s operations in China, Hong Kong and Taiwan use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses.

Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Net gains and losses resulting from foreign exchange transactions are included in interest and other income. During the years ended
December 31, 2007, 2006 and 2005, the foreign currency translation adjustments to the Company’s comprehensive income were $19.2 million, $8.3 million and $4.8 million, respectively. The currency transaction gains were approximately $1.1 million for the year ended December 31, 2007 and the currency transaction losses were approximately $0.1 million and $0.2 million, for the years ended December 31, 2006 and 2005, respectively. Currency transactional gains recognized in fiscal 2007 were primarily as a result of the Chinese renminbi appreciating against the U.S. dollar.
Net income per share
     Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary share and ordinary share equivalents outstanding during the period. Ordinary share equivalents include options to purchase ordinary shares and restricted share units, unless they were anti-dilutive, and conversion of zero-coupon, convertible, subordinated notes.
Comprehensive income
     Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income for the periods presented includes net income, foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available for sale.
Recent accounting pronouncements
     In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. The Company is currently evaluating the impact of adopting FSP APB14-1 on its consolidated financial position, cash flows and results of operations.
     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS142-3 on its consolidated financial position, cash flows and results of operations.
     In March 2008, the FASB released Statement of Financial Accounting Standards No.161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”(“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 161 on its consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141R on its consolidated financial position, cash flows and results of operations.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 160. “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial position, cash flows and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No.157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company will adopt SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 in 2008 is not expected to have a material impact on the Company’s consolidated financial position, cash flows and results of operations. The Company is still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.
2. Goodwill and Intangible Assets
     The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”) in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”) in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company also acquired Davidhill Capital Inc., a British Virgin Islands limited liability corporation (“Davidhill”), and its UC instant messaging technology platform in 2004. The following table summarizes goodwill from these acquisitions:

	December 31,
	2007	2006
	(In thousands)
Crillion and Memestar (mobile-related)	$68,891	$68,891
Davidhill	13,772	13,772

Total	$82,663	$82,663

     The Company historically performs an impairment test relating to its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment test relating to goodwill arising from its acquisitions as of December 31, 2006 and 2007, and concluded that there was no impairment as to the carrying value of the goodwill. The following table summarizes intangible assets from these acquisitions:

	December 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	(In thousands)
Crillion and Memestar (mobile-related)
Non-compete agreements	$3,147	$(3,147)	$—	$3,147	$(3,001)	$146

Davidhill
Technology	10,300	(3,605)	6,695	10,300	(2,575)	7,725

Total	$13,447	$(6,752)	$6,695	$13,447	$(5,576)	$7,871

     All intangible assets are amortizable. Non-compete agreements have original estimated useful lives of eighteen months to thirty-six months, and technology has original estimated useful lives of ten years.

     Amortization expense related to intangible assets was $1.2 million, $1.8 million and $3.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, estimated amortization expenses for future periods are expected to be as follows:

Fiscal year	(In thousands)
2008	$1,030
2009	1,030
2010	1,030
2011	1,030
2012	1,030
Thereafter	1,545

Total expected amortization expense	$6,695

3. Investment in Tidetime Sun
     Investment in Tidetime Sun was accounted for as an investment in marketable equity securities under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and classified as available for sale. In December 2006, the Company sold its investment in Tidetime Sun for $0.6 million and recorded a gain of $0.1 million. Net loss on investment for the year ended
December 31, 2006 was $0.1 million, after considering the other than temporary loss of $0.2 million recorded during 2006. Net loss on investment for the year ended December 31, 2005 was $3.2 million representing an other-than-temporary loss due to decline in fair value.
4. Equity Investments
     Equity investments comprised of joint ventures and other privately held companies. The following sets forth the changes in the Company’s equity investments.

	COAL	Shanghai NC-SINA	Others	Total
	(In thousands)
Balances at December 31, 2004	$1,932	$1,384	$1,225	$4,541
Investments	1,749	—	1,275	3,024
Sale of investments	(1,494)	—	—	(1,494)
Share of gain (loss) of equity investments	(2,187)	33	(656)	(2,810)

Balances at December 31, 2005	—	1,417	1,844	3,261
Investments	—	—	800	800
Share of loss of equity investments	—	(108)	(582)	(690)
Sale of investments	—	(1,309)	(892)	(2,201)

Balances at December 31, 2006	—	—	1,170	1,170
Investment	—	—	1,300	1,300
Sale of investment	—	—	(1,170)	(1,170)

Balance at December 31, 2007	$—	$—	$1,300	$1,300

     In December 2005, the Company sold its 33% interest in China Online Auction Limited (“COAL,” a.k.a. 1 Pai.com), a joint venture with Yahoo!, to Alibaba.com and recorded a gain of $2.7 million. In May 2006, the Company sold its 51% interest in Shanghai-NC SINA, a joint venture with NC Soft, a Korean online game company, to NC Soft and recorded a gain of $2.0 million.

5. Cash, Cash Equivalents and Short-term Investments
     Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2007 and 2006:

	As of December 31, 2007			As of December 31, 2006
		Unrealized	Estimated fair		Unrealized	Estimated fair
	Carrying value	losses	value	Carrying value	losses	value
	(In thousands)
Cash and cash equivalents:
Cash	$147,724	$—	$147,724	$86,876	$—	$86,876
Cash equivalents:
Bank time deposits	30,433	—	30,433	22,167	—	22,167
Commercial paper	—	—	—	24,889	—	24,889
Investment in money market funds	93,509	—	93,509	29,245	—	29,245

	123,942	—	123,942	76,301	—	76,301

	271,666	—	271,666	163,177	—	163,177

Short-term investments:
Bank time deposits	165,872	—	165,872	123,810	—	123,810
U.S. Treasury and federal agency bonds	16,080	(397)	15,683	19,128	(1,146)	17,982
China bank notes	—	—	—	31,532	—	31,532
Corporate bonds and notes	20,328	(138)	20,190	22,507	(357)	22,150
Floating rate notes	4,973	(385)	4,588	4,968	(868)	4,100

	207,253	(920)	206,333	201,945	(2,371)	199,574

Total cash, cash equivalents and short-term investments	$478,919	$(920)	$477,999	$365,122	$(2,371)	$362,751

     Interest income for the years ended December 31, 2007, 2006 and 2005 was $11.5 million, $8.5 million and $6.6 million, respectively.
     In accordance with FASB Staff Position No. FAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the following table summarizes the fair value and gross unrealized losses related to available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007:

	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	fair value	losses	fair value	losses	fair value	losses
	(In thousands)
U.S. Treasury and federal agency bonds	$—	$—	$15,683	$(397)	$15,683	$(397)
Corporate bonds and notes	9,949	(129)	10,241	(9)	20,190	(138)
Floating rate notes	—	—	4,588	(385)	4,588	(385)

	$9,949	$(129)	$30,512	$(791)	$40,461	$(920)

     Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. See Note 1 for the Company’s policy on available-for-sale securities. Realized gains or loss on short-term investments were immaterial for the periods presented.
     The following table summarizes the contractual maturities of available-for-sale debt securities at December 31, 2007:

		Gross
	Estimated	unrealized
	fair value	losses
	(In thousands)
Short-term investments:
Due within one year	$176,265	$(15)
Due one to five years	4,997	(3)
Due after five years	25,071	(902)

	$206,333	$(920)

     In 2006, the Company changed its presentation in the statement of cash flows to disclose the gross cash inflows and outflows from short-term investments. We had previously reported these amounts net. The Company has revised its 2005 Consolidated Statements of Cash Flows accordingly.

6. Balance Sheet Components

	December 31,
	2007	2006
	(In thousands)
Accounts receivable, net:
Accounts receivable	$62,382	$49,502
Allowance for doubtful accounts:
Balance at beginning of year	(4,471)	(2,443)
Charge to expenses	(5,294)	(5,044)
Write-off, net of recoveries	4,102	3,016

Balance at end of year	(5,663)	(4,471)

	$56,719	$45,031

Property and equipment, net:
Computers and equipment	$57,826	$54,630
Leasehold improvements	3,805	5,107
Furniture and fixtures	2,663	2,995
Other	1,637	1,313

	65,931	64,045
Less: Accumulated depreciation and amortization	(39,085)	(36,944)

	$26,846	$27,101

Accrued liabilities:
Payroll and related expenses	$7,990	$7,478
Deferred revenue	7,443	4,156
Business taxes	5,961	4,231
Sales rebates	11,777	8,454
Marketing expenses	4,641	3,128
Professional fees	2,185	1,616
Content fees	8,403	6,243
Others	8,531	6,687

	$56,931	$41,993

7. Related Party Transactions
     In April 2007, SINA.com Technology (China) Co. Ltd., one of the Company’s subsidiaries, entered into an agreement with BroadVision Inc. (“BroadVision”). One of the Company's directors is also the controlling stockholder of BroadVision and is currently serving as its Chairman, CEO and President. As of March 23, 2007, the director beneficially owned approximately 39% of common stock of BroadVision. Under the agreement, BroadVision will provide customization and hosting service for the Company’s HR information management system in China. SINA paid BroadVision a total of RMB1,000,000 or $0.12 million in 2007, including RMB500,000 or $0.06 million for system implementation service and another RMB500,000 or $0.06 million for the software subscription, and starting from 2008, SINA will pay a yearly subscription fee of RMB500,000 or $0.06 million for the software subscription and system upgrade, feature enhance and technical support. Under the agreement, SINA have an option to buy out the software license from BroadVision on a non-exclusive basis by paying a lump-sum amount (RMB2,000,000 or $0.24 million, RMB1,500,000 or $0.18 million, or RMB1,000,000 or $0.12 million for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services. During the year ended December 31, 2007, $0.12 million was charged to the Company’s general and administrative expenses. There was no amount outstanding as of December 31, 2007.

     During the year 2007, a VIE of the Company entered into technical support contracts with a 19%-owned, privately-held, equity-invested company. Technical support services fees charged by the privately-held, equity-invested company to the VIE was $0.4 million during the year and amount due to it was nil as of December 31, 2007.
     The Company sold advertising space to Shanghai NC-SINA to allow the joint venture to promote its online game on the Company’s web site. The contract terms are at rates and terms that are comparable with those entered into with independent third parties. Revenues derived from the advertising arrangements with Shanghai NC-SINA were nil and approximately $0.5 million for the years ended December 31, 2006, and 2005, respectively. The Company sold its interest in Shanghai NC-SINA in May 2006.
     As part of the joint venture arrangement with COAL, the Company agreed to divert a certain number of users to COAL’s auction site in exchange for an equity interest in COAL. Such obligation was recorded as deferred revenue at the time the Company recorded the equity investment in COAL. Non-advertising revenues from this arrangement were recognized on a pro-rated basis, based on the number of users diverted to COAL’s auction site. Prior to the Company’s sale of its interest in COAL in December 2005, non-advertising revenue from this arrangement was $0.9 million for the year ended December 31, 2005.
8. Income Taxes
     The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the United States of America, Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the United States. For operations in the United States of America, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2007. The Company generated substantially all of its net income from its PRC operations for the years ended December 31, 2007, 2006 and 2005, and the Company has recorded income tax provisions for these years.
     The components of income before income taxes are as follows:

	Years ended December 31,
	2007	2006	2005
	(In thousands, except percentage)
Loss subject to non China operation	$(5,934)	$(12,161)	$(6,349)
Income subject to China operation	70,167	56,128	51,874

Income before taxes	$64,233	$43,967	$45,525

Income tax expenses applicable to China operation	$6,504	$4,051	$2,410
Effective tax rate for China operation	9%	7%	5%
Cayman Islands
     Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
United States of America
     The components of income (loss) before income taxes separating U.S. and non U.S. operations are as follows:

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Loss subject to U.S. operation (including Taiwan branch)	$(485)	$(798)	$(446)
Loss subject to other operations	(5,449)	(11,363)	(5,903)
Income subject to China operation	70,167	56,128	51,874

Income before taxes	$64,233	$43,967	$45,525

     As of December 31, 2007, the Company’s subsidiary in the United States of America had approximately $79.0 million of federal and $35.5 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2028, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2010 through December 31, 2018. Included in the net operating loss carryforwards were $33.8 million and $21.2 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the United States subsidiary at December 31, 2007 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.

     The following table sets forth the significant components of the net deferred tax assets for operation in the United States of America as of December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$29,282	$28,461	$27,848
Allowances for doubtful accounts, accruals and other liabilities	95	99	117
Other tax credits	346	346	346

Total deferred tax assets	29,723	28,906	28,311
Less: valuation allowance	(29,723)	(28,906)	(28,311)

Deferred tax assets	$—	$—	$—

Hong Kong
     As of December 31, 2007, the Company’s Hong Kong subsidiary had approximately $13.3 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. The deferred tax assets for the Hong Kong subsidiary at December 31, 2007 consists mainly of net operating loss carryforwards and for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation as of December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,130	$2,290	$2,013
Less: valuation allowance	(2,130)	(2,290)	(2,013)

Deferred tax assets	$—	$—	$—

China
     Prior to January 1, 2008, the Company’s subsidiaries and variable interest enterprises (“VIEs”) were governed by the previous Income Tax Law (the “ Previous IT Law”) of China. Under the Previous IT Law, the Company’s subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified new and high technology enterprises. In addition to a preferential statutory rate, some of the Company’s new and high technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.
     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and FIEs at 25%.  New and high technology enterprises will continue to enjoy a preferential tax rate of 15% but must meet the new set of criteria defined under the EIT Law and related regulations. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and were established before
March 16, 2007, to gradually increase their rates to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays or tax reductions under the Previous IT Law to continue to enjoy their tax holidays until expiration.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign-invested Enterprises (“FIEs”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes — Special Area,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The withholding tax imposed on the dividend income will reduce the Company’s net income. If a withholding tax were imposed to retained earnings prior to January 1, 2008, the Company would elect to reinvest these retained earnings in the PRC. Accordingly, as of December 31, 2007, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No.1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax.
     The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
     Like its predecessor, the EIT Law mainly provides a framework for general income tax provisions.  There are currently divergent views on how the EIT Law will be implemented. Details on the definition of numerous terms as well as the interpretation and specific application of various provisions are left to the detailed implementing regulations and supplementary tax circulars, which are still being issued. The Company’s ultimate effective tax rate will depend on many factors, including but not limited to, whether certain of the Company’s FIEs in China will receive the new and high technology enterprise status under the new criteria.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such dividend tax rate is 20%.
Composition of income tax expenses for China operation
     The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs, which were included in the consolidated statements for the periods presented:

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Income tax provision	$(6,030)	$(4,401)	$(2,671)
Deferred income tax provision	1,458	2,948	2,492
Change in valuation allowance	(1,932)	(2,598)	(2,231)

Income tax expenses	$(6,504)	$(4,051)	$(2,410)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operation
     The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operation for the periods presented:

	Years ended December 31,
	2007	2006	2005
Statutory EIT rate	33%	33%	33%
Effect on preferential tax rate and dividend tax on VIEs’s undistributed earnings, net	1%	—	(2%)
Effect on tax holiday	(30%)	(32%)	(31%)
Permanent differences	1%	1%	1%
Change in valuation allowance	4%	5%	4%

Effective tax rate for China operations	9%	7%	5%

     The provisions for income taxes for the years ended December 31, 2007, 2006 and 2005 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The effective tax rates for the PRC operations for the year ended December 31, 2007 were higher than 2006 and 2005 primarily result from higher taxable income generated from entities with higher income tax rate. As of December 31, 2007, the tax holidays available to many of the Company’s legal entities in China have expired.

     The following table sets forth the effects of the tax holidays granted to the entities of the Company for the periods presented:

	Years ended December 31,
	2007	2006	2005
	(In thousands, except per share amount)
Tax holiday effect	$20,734	$18,323	$16,032
Basic net income per share effect	$0.38	$0.34	$0.31
     The following table sets forth the significant components of the net deferred tax assets for China operation as of December 31, 2007, 2006 and 2005.

	December 31,
	2007	2006	2005
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards *	$1,021	$1,774	$964
Allowances for doubtful accounts, accruals and other liabilities	4,168	3,165	1,358
Depreciation	2,828	1,620	1,289

Total deferred tax assets	8,017	6,559	3,611
Less: valuation allowance	(6,761)	(4,829)	(2,231)

Deferred tax assets	$1,256	$1,730	$1,380

*	The net operating loss carryforwards will expire, if unused, in the years ending December 31, 2009 through 2012.
     Historically, deferred tax assets were valued using the previous statutory rate of 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. In March 2007, upon the enactment of the EIT Law, the Company recalculated the carrying deferred tax assets based on the new EIT rate of 25%. As a result of the recalculation, deferred tax assets in the amount of $0.4 million was written down in the first quarter of 2007. During 2007, the valuation allowance for deferred tax assets related to the allowances for doubtful accounts was increased by $1.6 million based on the Company’s historical experience with the Chinese tax authorities.
Aggregate net deferred tax assets
     The following table sets forth the significant components of the aggregate net deferred tax assets of the Company as of December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(In thousands)
Short-term deferred tax assets:
Allowances for doubtful accounts, accruals and other liabilities	145	—	549
Depreciation	501	697	597

Total deferred tax assets	646	697	1,146
Less: valuation allowance	(302)	(260)	(289)

Short-term deferred tax assets, net	$344	$437	$857

Long-term deferred tax assets included in other assets:
Net operating loss carryforwards	$32,433	$32,525	$30,825
Allowances for doubtful accounts, accruals and other liabilities	4,118	3,264	926
Depreciation	2,327	923	692
Other tax credits	346	346	346

Total deferred tax assets	39,224	37,058	32,789
Less: valuation allowance	(38,312)	(35,765)	(32,266)

Long-term deferred tax assets, net	$912	$1,293	$523

Net deferred tax assets	$1,256	$1,730	$1,380

Movement of valuation allowances for deferred tax assets
     The following table sets forth the movement of the aggregate valuation allowances for deferred assets for the periods presented:

	Years ended December 31,
	2007	2006	2005
	(In thousands)
Balance at beginning of the year	$36,025	$32,555	$23,295
Provision for the year	2,589	3,470	9,260

Balance at end of the year	$38,614	$36,025	$32,555

9. Net Income Per Share
     Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. Options to purchase ordinary shares and restricted share units that were anti-dilutive and were excluded from the calculation of diluted net income per share were approximately 31,000, 1.9 million and 0.2 million for years ended December 31, 2007, 2006 and 2005, respectively.
     The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended December 31,
	2007	2006	2005
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income used in computing basic net income per share	$57,729	$39,916	$43,115

Denominator:
Weighted average ordinary shares outstanding	55,038	53,696	52,455
Ordinary shares to be issued for business acquisition	—	—	30

Shares used in computing basic net income per share	55,038	53,696	52,485

Basic net income per share	$1.05	$0.74	$0.82

Diluted net income per share calculation:
Numerator:
Net income	$57,729	$39,916	$43,115
Amortization of convertible debt issuance cost	342	685	685

Net income used in computing diluted net income per share	$58,071	$40,601	$43,800

Denominator:
Weighted average ordinary shares outstanding	55,038	53,696	52,455
Weighted average ordinary shares equivalents:
Stock options	1,114	967	2,335
Convertible debt	3,868	3,877	3,877
Others	—	9	125

Shares used in computing diluted net income per share	60,020	58,549	58,792

Diluted net income per share	$0.97	$0.69	$0.75

10. Employee Benefit Plans
401(k) Savings Plan
     The Company’s U.S. subsidiary has a savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their eligible pretax earnings up to the Internal Revenue Service’s annual contribution limit. All employees on the United States payroll of the Company age 21 years or older are eligible to participate in the 401(k) Plan. The Company has not been required to contribute to the 401(k) Plan.

China Contribution Plan
     The Company’s subsidiaries and VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During the years ended December 31, 2007, 2006 and 2005, the Company contributed a total of $6.5 million, $6.1 million, $5.1 million, respectively, to these funds.
11. Profit Appropriation
     The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s FIEs, its subsidiaries have to make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits calculated in accordance with the PRC GAAP. Effective January 1, 2006 under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the Company.
     General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2007, the Company is subject to a maximum appropriation of
$15.1 million to these non-distributable reserve funds.
12. Shareholder’s Equity
Stockholder Rights Plan
     On February 18, 2005, Shanda Interactive Entertainment Limited (“Shanda”) and certain related persons and entities filed a Schedule 13D with the U.S. Securities and Exchange Commission indicating that they beneficially own 19.5% of SINA’s outstanding ordinary shares. For this and other reasons, the Company has put in place a Rights Plan to protect the best interests of all shareholders. In general, the Plan vests stockholders of SINA with rights to purchase ordinary common shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares (or, in the case of the members of the Shanda group, the acquisition of an additional 0.5% or more of the Company’s ordinary shares). Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The rights will expire on February 22, 2015.
     In addition, the Company’s Board of Directors has the authority, without further action by its shareholders, to issue up to 3,750,000 preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with its ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Similarly, the Board of Directors may approve the issuance of debentures convertible into voting shares, which may limit the ability of others to acquire control of the Company.

13. Stock-based Compensation
   2007 Share Incentive Plan
     On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a 5-year term with a fixed number of shares authorized for issuance. Under the plan, a total of 5,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Repricing of share options and share appreciation rights are prohibited unless shareholder approval is obtained. The maximum number of ordinary shares available for issuance will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 share for every 1 share issued as restricted shares or pursuant to a restricted unit. As of December 31, 2007, there were 84,000 options and 198,000 restricted share units outstanding under the 2007 Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the existing 1999 Stock Plan, 1999 Executive Plan and 1999 Director’ Stock Option Plan were forfeited.
   1999 Stock Plan
     In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2006, the Company has cumulatively approved 14,358,000 ordinary shares for issuance under the 1999 Plan, including a previous plan carried over from 1997 and options assumed in the Sinanet acquisition. As of December 31, 2007, there were a total of 2,151,000 options outstanding under the 1999 Plan.
     Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a four year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary Shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the 1999 Plan were forfeited.
   1999 Executive Stock Option Plan
     In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 Ordinary Shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase Ordinary Shares and Ordinary Share purchase rights to eligible employees and consultants. As of December 31, 2007, there were a total of 141,000 options outstanding under the Executive Plan. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four- year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary Shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Executive Plan were forfeited.
   1999 Directors’ Stock Option Plan
     In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the

Board for at least six months. All options granted under the Director’s Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2007, 424,000 options were outstanding under the Directors’ Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Director’ Plan were forfeited.
 Employee Stock Purchase Plan
     In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (the “Purchase Plan”). An aggregate of 3,750,000 ordinary shares have been reserved for issuance under the plan, plus annual increases equal to the lesser of (1) 600,000 shares, (2) 0.5% of the ordinary shares outstanding on the last day of the immediately preceding fiscal year, or (3) such lesser number of shares as is determined by the Board. The Purchase Plan is implemented by a series of overlapping periods of approximately 24 months’ duration, with new offering periods (other than the first offering period which will be approximately 9 1/2 months) commencing on February 1 and August 1 of each year. The price at which stock is purchased under the Purchase Plan is equal to the lower of 85% of the fair market value of the Ordinary Shares at the beginning of each offering period or at the end of each purchase period. The eligible employees can have up to 20% of their earnings withheld to be used to purchase the Company’s ordinary shares under the Purchase Plan. The Purchase Plan includes an automatic withdrawal and reenrollment provision under which the participant in the ongoing offering period shall automatically be deemed to have withdrawn from the ongoing offering period and enrolled in such new offering period under the same subscription agreement in effect for such ongoing offering period if the fair market value of the shares on the new offering period is lower than the in progress offering period. The plan became effective on the date of the Company’s initial public offering and was terminated as of August 1, 2005.
   Compensation Costs
     Effective January 1, 2006, the Company adopted SFAS 123R. See Note 1 for a description of the Company’s adoption of SFAS 123R. Stock-based compensation expenses recognized in the Company’s Consolidated Statement of Operations were as follows:

	Years ended December 31,
	2007		2006
	(In thousands)
	Options	Restricted Share Units	Options	Restricted Share Units
Costs of revenues	$1,605	$183	$1,743	N/A
Sales and marketing	$1,091	$143	$1,511	N/A
Product development	$1,593	$—	$1,808	N/A
General and administrative	$3,455	$642	$4,412	N/A
     As of December 31, 2007, there was $24.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     Prior to the first quarter of 2006, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB 25 as permitted by SFAS 123, amended by SFAS No. 148 (“SFAS 148”) “Accounting for Stock-based Compensation-Transition and Disclosure.” As required by SFAS 148, prior to the adoption of SFAS 123R, the Company have provided pro forma net income and pro forma net income per share disclosures for stock-based awards, as if the fair value-based method defined in SFAS 123 had been adopted.

     The following table sets forth the pro forma amounts of net income and net income per share for the year ended December 31, 2005 that would have resulted if the Company had accounted for stock-based awards under the fair value recognition provisions of SFAS 123:

Year ended December 31, 2005
(In thousands, except per share amounts)
Net income:
As reported	$43,115
Deduct: Employee stock purchase plan related compensation expenses determined under fair value based method	(73)
Deduct: Stock-based employee compensation expenses determined under fair value based method	(9,332)

Pro forma	$33,710

Basic net income per share:
As reported	$0.82

Pro forma	$0.64

Diluted net income per share:
As reported	$0.75

Pro forma	$0.59

 Valuation of Stock Options
     The assumptions used to value the Company’s option grants were as follows:

	Years ended December 31,
	2007	2006	2005
Stock options:
Expected term (in years)	4.0	3.8-5.0	1.0-4.0
Expected volatility	50%	68%-71%	61%-87%
Risk-free interest rate	3.2%	5.0%-5.2%	2.93%-4.09%
Expected dividend yield	0	0	0
     Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for fiscal 2006 and 2007. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.
     The following table set forth the summary of number of shares available for issuance:

Shares Available
December 31, 2004	1,317
Additional approved	1,125
Granted	(146)
Cancelled/expired/forfeited	385

December 31, 2005	2,681
Granted	(2,100)
Cancelled/expired/forfeited	722

December 31, 2006	1,303
Increased authorization	5,000
Granted *	(434)

Cancelled/expired/forfeited	(1,300)
December 31, 2007	4,569

*	In 2007, 84,000 options and 200,000 restricted shares units, or 350,000 equivalent shares, were granted.

   Summary of Stock Option
     The following table sets forth the summary of option activity under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(in thousands)		(in years)	(in thousands)
December 31, 2004	5,418	$11.62
Granted	146	$26.38
Exercised	(1,569)	$4.30
Cancelled/expired/forfeited	(385)	$15.59

December 31, 2005	3,610	$14.97
Granted	2,100	$23.90
Exercised	(896)	$11.14
Cancelled/expired/forfeited	(722)	$11.84

December 31, 2006	4,092	$20.95	6.14	$32,668

Granted	84	$49.95
Exercised	(1,138)	$16.73
Cancelled/expired/forfeited	(238)	$22.31

December 31, 2007	2,800	$23.41	5.22	$58,981

Vested and expected to vest as of December 31, 2006	3,898	$20.82	6.16	$31,658

Exercisable as of December 31, 2006	1,882	$18.56	6.38	$20,015

Vested and expected to vest as of December 31, 2007	2,711	$23.32	5.24	$57,321

Exercisable as of December 31, 2007	1,561	$21.86	5.53	$35,046

     The weighted average estimated fair value of options granted during 2007, 2006 and 2005 was $20.84, $13.57 and $10.25, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $25.6 million, $14.1 million and $39.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.
     As of December 31, 2007, there was $16.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $59.0 million and $35.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $32.7 million and $20.0 million, respectively. The intrinsic value is calculated as the difference between the market value as of the last day of the fiscal year and the exercise price of the shares.
     During the year ended December 31, 2007, total cash received from the exercises of stock options was $19.0 million. Information regarding the stock options outstanding at December 31, 2007 is summarized below:

		Weighted Average	Weighted		Weighted
	Options	Remaining	Average	Options	Average
Range of Exercise prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price
	(in thousands)	(in years)		(in thousands)
$0.5 – $20.86	692	5.36	$15.67	578	$14.66
$23.17 – $23.17	739	4.45	$23.17	183	$23.17
$24.23 – $24.73	1,022	5.27	$24.58	543	$24.48
$25.57 – $49.95	347	6.48	$35.94	257	$31.58

	2,800	5.22	$23.41	1,561	$21.86

 Summary of Service-Based Restricted Share Units
     Service-based restricted share units issued in 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
January 1, 2007	—	—
Awarded	100	$46.83
Issued	—	—
Forfeited	—	—

December 31, 2007	100	$46.83

     There were no service-based restricted share units granted in 2006 and 2005. Restricted share units are not considered outstanding in the computation of basic earnings per share.
     As of December 31, 2007, there was $3.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested service-based restricted share units granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 2.1 years.
   Summary of Performance-Based Restricted Share Units
      Performance-based restricted share units issued in 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
January 1, 2007	—	—
Awarded	100	$46.83
Issued	—	—
Forfeited	(2)	—

December 31, 2007	98	$46.83

     There were no performance-based restricted share units granted in 2006 and 2005. Restricted share units are not considered outstanding in the computation of basic earnings per share.
     As of December 31, 2007, there was $3.7 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested performance-based restricted share units granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 0.9 year.
14. Segment Information
     Based on the criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company currently operates in three principal business segments globally-advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) are usually at the revenue or gross margin level. The Company currently does not allocate operating costs or assets to its segments, as its CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.
     The following is a summary of revenues, costs of revenues and gross profit margins:

	Advertising	MVAS	Other	Total
		(In thousands)
Year ended and as of December 31, 2007:
Net revenues	$168,926	$70,489	$6,712	$246,127
Costs of revenues	63,466	29,339	1,897	94,702
Gross profit margins	62%	58%	72%	62%
Year ended and as of December 31, 2006:
Net revenues	$120,067	$86,257	$6,530	$212,854
Costs of revenues	42,529	34,255	2,626	79,410
Gross profit margins	65%	60%	60%	63%
Year ended and as of December 31, 2005:
Net revenues	$84,999	$98,070	$10,483	$193,552
Costs of revenues	27,627	33,814	1,666	63,107
Gross profit margins	67%	66%	84%	67%

     The following is a summary of the Company’s geographic operations:

	China	U.S.	Hong Kong	Taiwan	Total
	(In thousands)
Year ended and as of December 31, 2007:
Revenues	$242,036	$2,026	$1,805	$260	$246,127
Long-lived assets	25,481	174	924	267	26,846
Year ended and as of December 31, 2006:
Revenues	$209,200	$1,942	$1,395	$317	$212,854
Long-lived assets	25,726	157	1,147	71	27,101
Year ended and as of December 31, 2005:
Revenues	$189,207	$2,060	$1,775	$510	$193,552
Long-lived assets	21,746	143	175	143	22,207
     Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise of the net book value of property and equipment.
15. Certain Risks and Concentrations
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable debt securities and accounts receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.
     The Company has approximately $324.7 million in cash and bank deposits, such as time deposits and bank notes, with large domestic banks in China, which constitute about 68% of its total cash, cash equivalent and short-term investments as of December 31, 2007. The terms or these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have been severe competitors against Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those banks in which that the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.
     Accounts receivable consist primarily of advertising agencies, direct advertising customers and third-party operators. As of December 31, 2007 and 2006, approximately 98% of the net accounts receivable were derived from the Company’s operations in the PRC. Regarding its advertising operations, no advertising customer accounted for 10% or more of total net revenues for the years ended December 31, 2007, 2006 and 2005. Focus Media Holding Limited (“Focus Media”) accounted for approximately 15% of total net revenues for the year ended December 31, 2007 and no advertising agency accounted for 10% or more of total net revenues for the years ended December 31, 2006 and 2005. Focus Media and HYLink Advertising (BJ) Co. accounted for approximately 24% and 10%, respectively, of accounts receivables as of December 31, 2007. No advertising agency accounted for 10% or more of accounts receivables as of December 31, 2006.
     With regard to the MVAS operations, the Company mainly contracts with China Mobile, China Unicom and their subsidiaries, and, to a small degree, telecom operators, for utilizing their transmission gateways for message delivery and billing systems to collect subscription or usage fees from its subscribers. MVAS fees charged to users via these operators accounted for 29%, 41% and 51% of the Company’s net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Below is a summary of the significant operators and product lines and accounts receivables from significant operators:

	Years ended December 31,
As a percentage of total net revenues	2007	2006	2005
MVAS revenues billed via China Mobile	21%	30%	46%
Revenues from SMS product line	15%	26%	37%

	December 31,
As a percentage of total accounts receivables	2007	2006
Receivables from China Mobile	*	25%

*	Less than 10%

     Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.
     The Company operates in business segments which are characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological changes in its industry segments, changes in customer requirements or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results. The Company relies on a number of third-party suppliers for various other services, including web server hosting, banner advertising delivery software, Internet traffic measurement software and transmission and billing of MVAS. Any failure of these suppliers to provide services to the Company or any termination of these services with the Company could have a material adverse effect on the Company’s business and operating results.
     The majority of the Company’s net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2007, the Company is subject to a maximum appropriation of $15.1 million to these non-distributable reserve funds. The Company’s subsidiaries and VIEs in China are subject to different tax rates. See Note 8 — Income Taxes.
     The majority of the Company’s revenues derived and expenses incurred were in Chinese renminbi as of December 31, 2007. The Company’s cash, cash equivalents and short-term investments balance denominated in Chinese renminbi was approximately $307.6 million, which accounted for approximately 64% of its total cash, cash equivalents and short-term investments balance as of December 31, 2007. The Company’s accounts receivable balance denominated in Chinese renminbi was approximately $55.7 million, which accounted for approximately 98% of its total accounts receivable balance. The Company’s current liabilities balance denominated in Chinese renminbi was approximately $64.9 million, which accounted for approximately 39% of its total current liabilities balance as of December 31, 2007. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.
     The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2007.
16. Convertible Debt
     In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. During 2007, $1 million of the Notes were converted to SINA ordinary shares upon purchase’s request. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended December 31, 2007, the sale price of SINA ordinary shares exceeded the threshold set forth in item i) above for the required period of time; therefore, the Notes are therefore convertible into SINA ordinary shares pursuant to the threshold set forth in item i) above during the quarter ending March 31, 2008.

     Upon a purchaser’s election to convert the Notes in the future, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes. In accordance with SFAS 78 “Classification of Obligations That Are Callable by the Creditor,” the Notes are classified as current liabilities as of December 31, 2007 and 2006. Under SFAS 78, obligations such as the Notes are considered current liabilities if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.
17. Commitments and Contingencies
     Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities under non-cancelable operating leases with various expiration dates through 2010. For the years ended December 31, 2007, 2006 and 2005, rental expenses were $4.9 million, $3.6 million and $3.1 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2007 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	five years	five years
	(In thousands)
Operating lease commitments	$7,333	$4,691	$2,642	$—	$—
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with web sites production, content fees associated with web sites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2007 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	Five years	five years
			(In thousands)
Purchase commitments	$43,232	$34,029	$8,724	$434	$45
     There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.
     From time to time, the Company may also be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of copyrights and other intellectual property rights in connection with the content published on its web sites.
18. Subsequent Events
     In February 2008, the Company moved its business and operations related to our real-estate and home decoration channels into a new subsidiary of the Company. The new subsidiary entered into a 10-year licensing agreement with eHouse (China) Holdings Limited (“eHouse”), whereby eHouse will provide its CRIC database to the new subsidiary to support its business-to-consumer website targeted at real estate and home decoration consumers. Both SINA and eHouse will each contribute $2.5 million cash into the Company’s new subsidiary. In return, SINA and eHouse will receive 66% and 34% interest, respectively, in the Company’s subsidiary.