Form 20-F
period 2008-12-31
SINA CORP
filed 2009-06-29
CIK 1094005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080, People’s Republic of China
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.133 par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Ordinary Shares Purchase Rights
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     As of December 31, 2008, there were 56,120,785 shares of the registrant’s ordinary shares outstanding, $0.133 par value.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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

INTRODUCTION
In this annual report, except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “the Company,” “our” and “SINA” refer to SINA Corporation, its subsidiaries, and, in the context of describing our operations and consolidated financial information, include our consolidated variable interest entities (“VIEs”) in China;

•	“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this annual report, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“GAAP” refers to generally accepted accounting principles in the United States; “PRC GAAP” refers to generally accepted accounting principles in the PRC;

•	“shares” or “common shares” refer to our ordinary shares;

•	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected consolidated statements of operation data presents the results for the five years ended December 31, 2008, 2007, 2006, 2005 and 2004. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years ended December 31,
	2008	2007	2006	2005	2004
	( In thousands, except per share data)
Operations:
Net revenues	$369,587	$246,127	$212,854	$193,552	$199,987
Gross profit	219,252	151,425	133,444	130,445	138,376
Income from operations	74,581	51,014	34,907	41,508	69,325
Income before income taxes and minority interests	95,209	64,233	43,967	45,525	69,224
Net income	80,638	57,729	39,916	43,115	65,996
Net income per share
Basic	$1.44	$1.05	$0.74	$0.82	$1.33
Diluted	$1.33	$0.97	$0.69	$0.75	$1.15

	December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$603,824	$477,999	$362,751	$300,689	$275,635
Working capital	498,524	377,608	267,116	297,910	252,027
Total assets	822,494	662,263	538,809	468,721	430,425
Long-term liabilities	4,039	1,337	—	100,000	102,142
Total liabilities	197,946	167,287	150,996	149,099	177,080
Total shareholders’ equity	620,505	494,976	387,813	319,622	253,345

*	The Company began to include stock-based compensation charges in its costs of revenues and operating expenses starting January 1, 2006 in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” Stock-based compensation charges for fiscal 2008, 2007 and 2006 were $14.3 million, $8.7 million and $9.5 million, or $0.24 diluted net income per share, $0.15 diluted net income per share and $0.16 diluted net income per share, respectively.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
   Due to the relatively new and evolving market that we operate in, we cannot predict whether we will meet internal or external expectations of future performance.
     Our primary market is in China, where the operating environment is less predictable and mature than those of developed economies and where the Internet industry is still relatively new and fast evolving. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on emerging products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a relatively new and fast changing market and with a limited operating history. These risks include our ability to:

•	offer new and innovative products;

•	attract buyers for our mobile value-added services (“MVAS”);
•	attract advertisers;

•	attract a larger audience to our network;

•	derive revenue from our users from fee-based Internet services;

•	respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

•	maintain our current, and develop new, strategic relationships;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees;

•	upgrade our technology to support increased traffic and expanded services; and

•	expand the content and services on our network, secure premium content and increase network bandwidth in a cost-effective manner.
     Due to the relatively new and evolving market that we operate in and our limited operating history, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced a recent turnaround of declining trends and there may be expectations that the turnaround will last. Our operating results have in the past fallen below the expectations of industry analysts and investors and may do so again in the future. Our stock price may decline significantly as a result of not meeting internal or external expectations of future performance.
   You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.
     We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; significant news events that increase traffic to our websites; technical difficulties, system downtime or Internet failures; demand for advertising space from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; operators’ policies; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the Internet, wireless, electronic commerce and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.
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
     In 2008, approximately 65% of our advertising revenues were derived from the automobile, real estate, information technology and financial sectors. If there is a downturn in the advertising spending in these sectors, our results of operations, cash flows and financial condition and our share price could suffer.
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
     In 2008, approximately 91% of our advertising revenues in China came through advertising agencies. Some advertising agencies have been seeking consolidation in the market. If such trend continues, the bigger agencies could have more bargaining power against us. As the larger agencies increase their bargaining power, they may demand larger sales rebates, which could reduce our revenue growth. For 2008, our 10 largest advertising agencies in China contributed to 57% of our advertising revenues. As an example, a 10% increase in rebates to our ten largest advertising agencies in 2008 would have reduced our advertising revenue growth in 2008 from the prior year by 1%. Focus Media Holding Limited and affiliates as an advertising agency group accounted for 20% of our advertising revenues in 2008.
   We are relying on MVAS for a significant portion of our future revenue. Our MVAS revenues have declined in the past and may decrease further in the future.
     For 2008 and 2007, MVAS revenues accounted for 28% and 29% of our total net revenues, respectively. Short messaging service (“SMS”) and interactive voice response system (“IVR”) revenues accounted for approximately 33% and 25%, respectively, of our MVAS revenues for fiscal 2008. If users do not adopt our MVAS at a sufficient rate, or if our SMS or IVR revenues fail to grow, our MVAS revenue growth could be negatively affected. Our MVAS revenues declined from 2005 through 2007 and may decline in the future. Factors that may prevent us from maintaining or growing our MVAS revenues include:

•	our ability to develop new services that become accepted by the market;

•	our ability to retain existing customers of our subscription services;

•	our ability to attract new subscribers in a cost-effective manner;

•	our ability to provide satisfactory services to our customers;

•	competitors, including operators, may launch competing or better products than ours;

•	changes in policy, process and/or system by China Mobile Communication Corporation (“China Mobile”), China Unicom Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection, and who in the past have made sudden changes that have significantly impacted our revenues and may continue to do so in the future; and

•	changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (superseded by the Ministry of Industry and Information Technology established in March 2008, both of which referred to as “MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated. MII has proposed requiring mobile users, including pre-paid card subscribers, to register their real identity. Implementation of these changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers.
     In addition to the above, we are relying on new MVAS, such as multimedia messaging service (“MMS”), color ring back tone (“CRBT”), KJAVA/BREW and wireless application protocol (“WAP”) , as a significant part of our future revenue growth for MVAS. However, the current market size for these new MVAS is relatively small and adoption rates are still relatively low for these services compared to SMS and IVR services. We cannot assure you that our new MVAS offerings will be accepted by the market or, in light of evolving and/or unclear policies and regulations, will meet the requirements of operator policies and government regulations upon release. If revenues from these services do not grow significantly, our financial position, results of operations and cash flows could be materially and adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.
   With respect to MVAS, we rely on China Mobile, China Unicom and other operators for marketing, service delivery, billing and payment collection, and we may be negatively affected by changes which they may make suddenly and unilaterally.
     Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom. In addition, we have arrangements with China Telecommunications Corporation (“China Telecom”). We rely on the operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bill; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop new products and services. As of December 31, 2008, we offered our MVAS pursuant to relationships with 31 provincial and local subsidiaries of China Mobile and 20 provincial subsidiaries of China Unicom. As we have limited bargaining power against the operators, we may enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

     In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:
•	In mid 2004, operators began transitioning SMS to new billing platforms, which has resulted in added operational controls and procedures in areas such as customer subscription and customer billing. Such change has increased the difficulties of new user recruitment and the failure rate for fee collection from our SMS users.

•	In January 2005, China Mobile stopped its “MMS Album” service, which allowed users to retrieve their subscribed MMS messages from China Mobile’s website when the subscribed MMS messages could not be successfully delivered to their mobile phones. With the termination of MMS Album, we are no longer able to collect fees from users when the MMS messages could not be delivered to such users’ mobile phones.

•	In March 2005, China Mobile began migrating MMS onto a new billing platform, which has resulted in added operational controls and procedures and, correspondingly, increased the difficulties of new user recruitment and increased the failure rate for fee collection from our users.

•	In April 2006, China Unicom issued a new policy that sets price ceilings for usage-based and monthly subscription SMS. Such change may require us to lower our current prices on certain SMS services or discontinue offering these services completely.

•	In July 2006, China Mobile made significant changes to its policy on subscription-based MVAS, which included requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscription and fee information. In addition, China Mobile’s provincial subsidiaries have been canceling existing WAP subscriptions that have been inactive for four months and existing SMS subscriptions of users who did not successfully receive more than three SMS messages during the month. These policy changes from China Mobile have reduced our ability to acquire new monthly MVAS subscribers and increased the churn rate of existing monthly MVAS subscribers.

•	In September 2006, China Unicom began enforcing a policy of double confirmation on new MVAS subscriptions. Such change has significantly reduced our ability to acquire new monthly MVAS subscribers.

•	In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received.

•	In July 2007, China Mobile began implementing a score and ranking system that attempts to reward larger, higher growth service providers with lesser user complaints. Receiving a low score or ranking, e.g., as a result of too many complaints filed by our MVAS customers, could result in a negative impact to our results of operations, cash flows and financial condition.
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
     China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These operators have generally retained a certain percentage of the fees for value-added services we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and MMS on a per message basis, and the rates of such transmission fees vary for different products and message volume. For fiscal year 2008, we received on average 79% and 81% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.
     If China Mobile, China Unicom or other operators restrict or disallow some or all MVAS to be charged on a monthly subscription basis, our revenues from MVAS could be severely impacted. We currently charge our users who have registered to be billed on a monthly basis even if they do not use the service in a particular month. If China Mobile, China Unicom or other operators do not allow us to charge monthly fees for users who do not use our service in a particular month, our MVAS revenues could be negatively impacted. For 2008, approximately 19% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS, MMS and WAP.
     In the past, China Mobile and China Unicom imposed penalties on MVAS providers for violating certain operating policies relating to MVAS. In some cases, they stopped making payments to certain SPs for severe violations. To date, the accrued penalties we have received have been insignificant in dollar amounts, but it is difficult to determine the specific conduct that might be interpreted as violating such operating policies. Additionally, operators may unilaterally revise their arrangements with us at any time, which could result in us breaching the new terms and being subject to fines. In the future, if China Mobile, China Unicom or other operators impose more severe penalties on us for policy violations, our revenues from MVAS and operating results may be negatively impacted.

     We are potentially subject to liability and penalty for delivering inappropriate content through our MVAS. One of the violations cited in the notice for temporary termination of our IVR service at the end of July 2004 was that we had provided inappropriate content to our mobile subscribers through our IVR service. The definition and interpretation of inappropriate content in many cases are vague and subjective. We are not sure whether operators including China Mobile and China Unicom or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our revenues from MVAS may suffer significantly.
     A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true up adjustments to our estimates. If there was no consistent confirmation rates trend or if there were continuous significant true up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to SPs from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For the fourth quarter of 2008, approximately 17% of our MVAS revenues were estimated at period end.
     In the past, China Mobile has requested resettlement of billings that were settled in previous periods and on which payments have been made to us. We have accrued for such credits to revenue based on a rolling history and the true ups between the accrued amounts and actual credit memos issued have not been significant. However, there is no guarantee that China Mobile or other operators will not request resettlement of previously received payments. If China Mobile or other operators request resettlement of billings for a previous period at amounts significantly larger than our credit memo accrual based on historical patterns, our operating results, financial position and cash flow may be severely impacted.
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
     There is significant competition among MVAS providers. A large number of independent MVAS providers, such as Kongzhong Corporation (“Kongzhong”), Tencent Holdings Limited (“Tencent”), TOM Online, Inc. (“TOM Online”), Hurray! Holding Co., Ltd. (“Hurray”) and Linktone Ltd. (“Linktone”), compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development. Any of our present or future competitors may offer MVAS that provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than ours.
     The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services, email and electronic commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. We also face competition from providers of software and other Internet products and services. In addition, we compete with entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, such as portals and search sites. Our competitors include existing or emerging PRC Internet portals as well as vertical websites competing in a specific niche such as automobile, real estate, finance and IT information. Our competitors in these areas include Baidu.com, Inc. (“Baidu”), Tencent, Netease.com, Inc. (“Netease”), TOM Online, Sohu.com Inc. (“Sohu”), Hexun, East Money, China Finance Online, PCAuto, Auto Home, Soufun and PCOnline. Many of these companies are large, well-capitalized entities that currently offer, and could further develop or acquire, content and services that compete with those that we offer. Companies such as these may have greater financial and technical resources, better brand recognition, more developed sales and marketing networks, more customers, stronger government relationships and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers. We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting electronic commerce, large global competitors, such as Microsoft Corporation (“Microsoft”) (MSN), Yahoo! Inc. (“Yahoo!”), eBay Inc. (“eBay”), Google, Inc. (“Google”) and America Online Inc. (“AOL”), may increasingly focus their resources on the Greater China market. Some of these global Internet companies may partner with domestic organizations to penetrate the PRC market. We also compete for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. Although new media companies, such as those in outdoor media, more directly compete with traditional media, such as television, they ultimately compete with us to convert advertisers from traditional media to new media. These competitors include Focus Media Holding Limited (“Focus”), Air Media Group Inc., Vision China Media Inc. and other China-based private or public new media advertising companies.
     Our other areas of focus for future growth include WAP portal, search and Web 2.0 services. We also face intense competition from domestic and international companies in these areas. The main competitors for our WAP portal include Tencent, Shanghai 3G Electronic Engineering Company Ltd. (“Shanghai 3G”), Kongzhong and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. The main competitors for our search service include Baidu, Yahoo!/Alibaba, Google, Tencent (Soso) and Netease (Youdao). The main competitors for our instant messaging service include Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). Web 2.0 companies are defined as those that offer tools to: (1) generate traffic through user-generated contents, such as social networks, blogs, video podcasting and album; (2) allow users to communicate, such as instant messaging and email and/or (3) allow users to personalize individual sites and virtual communities, such as space and group. Our competition in the Web 2.0 space include public companies such as Baidu, Tencent, Netease, Sohu and Microsoft (MSN) as well as private companies such as Youku, 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Hexun, Xiaonei.com, Kaixin001.com, hainei.com and 51.com in China and international players such as YouTube, MySpace and Facebook. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products which may be more popular than our online offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors may have greater financial and other resources than we have, may be able to more quickly react to changing consumer requirements and demands, may deliver competitive services at lower prices or with more desirable features and functionalities and may market more effectively to certain user audiences. Increased competition could result in reduced page views and unique visitors, loss of market share and revenues and lower profit margins.
   Our business is highly sensitive to the strength of our brands in the marketplace, and we may not be able to maintain current or attract new users, customers and strategic partners for our products and offerings if we do not continue to increase the strength of our brands and develop new brands successfully in the marketplace.
     Our operational and financial performance is highly dependent on our strong brands in the marketplace. Such dependency will increase further as the number of Internet and mobile users as well as the number of market entrants in China grow. In order to retain existing and attract new Internet users, advertisers, mobile customers and strategic partners, we may need to substantially increase our expenditures for creating and maintaining brand awareness and brand loyalty. Consequently, we will need to grow our revenues at least in the same proportion as any increase in brand spending to maintain current levels of profitability. There have been negative press coverage about the Company based on untrue or unsubstantiated rumors in the past, and the Company has taken affirmative steps to address these coverage. However, we cannot assure you that we will always be able to diffuse negative press coverage about the Company to the satisfaction of our investors, users, advertisers, customers and strategic partners. If we are unable to diffuse negative press coverage about the Company, our brands may suffer in the marketplace and our operational and financial performances may be negatively impacted as a result.
   If we are unable to keep up with the rapid technological changes of the Internet industry, our business may suffer.
     The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of web portals. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as blogs and video podcasting. As broadband becomes more accessible, Internet users may demand content in pictorial, audio-rich and video-rich format. With the development of 2.5G and the issuance of 3G licenses in China, mobile users may shift from the current predominant text messaging services to newer applications, such as multimedia messaging services, mobile commerce, music and video downloads and mobile games. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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
     Web 2.0 services, such as blog, video podcasting and online communities, search and WAP portal are currently some of the fastest growing online services in the PRC. We have invested and intend to expand in these areas. For example, we developed our own search engine, we acquired Davidhill Capital Inc. (“Davidhill”) and its instant messaging platform and we have invested heavily in these and other Web 2.0 services, such as blog, video podcasting and online communities. Some of our competitors have entered these markets ahead of us and have achieved significant market positions. Our main competitors in Web 2.0 services, search and WAP portal include Baidu, Tencent, Netease, Sohu, Google and Microsoft (MSN) and private companies such as Youku, 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Hexun, Xiaonei.com, Kaixin001.com, hainei.com, 51.com, Yahoo!/Alibaba, China Mobile’s Monternet, Shanghai 3G and Kongzhong. We have also invested and plan to continue to invest in other technological products and tools, such as building game and music platforms to complement our existing Internet service offerings. Our competitors in these areas tend to be more specialized in their specific markets and may have access to greater resources, which may give them a competitive advantage over us. We cannot assure you that we will succeed in these markets despite our investment of time and funds to address these markets. If we fail to achieve a significant position in these markets, we could fail to realize our intended returns in these investments. Moreover, our competitors who succeed may enjoy increased revenues and profits from an increase in market share in any of these specific markets, and our results and share price could suffer as a result.
   Our business and growth could suffer if we are unable to hire and retain key personnel who are in high demand.
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
     As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. In January 2003 we acquired Memestar Limited, an MVAS company; in March 2004, we acquired Crillion Corporation, an MVAS company; in October 2004, we acquired Davidhill, an instant messaging technology platform; and in December 2008, we signed an agreement to purchase substantially all of the assets of Focus Media Holding Limited’s digital out-of-home advertising network. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial condition and results of operation may be materially adversely affected.

   We may not be able to manage our expanding operations effectively, which could harm our business.
     We have expanded rapidly by acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services such as MVAS, instant messaging and worldwide web search. We anticipate continuous expansion in our business, both through further acquisitions and internal growth, as we address growth in our customer base and market opportunities. In addition, the geographic dispersion of our operations as a result of acquisitions and overall internal growth requires significant management resources that our locally-based competitors do not need to devote to their operations. In order to manage the expected growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other websites, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.
   Increases in labor costs and the new labor law in the PRC may adversely affect our business and our profitability.
     A new labor contract law became effective on January 1, 2008 in the PRC. The new labor contract law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. In addition, the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, provide that employees who have served more than one year for an employer are entitled to a paid annual leave and employees who waive such vocation at the request of employers shall be compensated by the employer. As a result, our labor costs and future disputes with our employees are expected to increase, which could adversely affect our profitability, business or results of operations.
   We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.
     The Chinese government heavily regulates the Internet sector, including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because some of the laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes and prior court decisions can only be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:
     • We only have contractual control over our website in China; we do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or electronic mail box services.
     • Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally. In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII. Accordingly, Beijing SINA Internet Information Service Co., Ltd., a Chinese company controlled by the Company through contractual arrangement (the “ICP Company”) submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business

(the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd.), one of the Company’s wholly owned subsidiaries (“BSIT”) to the ICP Company, and (ii) the trademark “SINA” (CHINESE CHARACTERS) used by the ICP Company shall be transferred from BSIT to the ICP Company. The trademark “SINA” (CHINESE CHARACTERS) and domain name “www.sina.com.cn” have been transferred to the ICP Company.
     • The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.
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
     • Certain Chinese governmental authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern Internet activities. The areas of regulation currently include, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of our online operations, such as video podcasting or blog services may be subject to regulations in the future. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties as discussed above, which could have a material adverse effect on our financial position and results of operations and cash flow. Recently promulgated regulations that govern the online transmission of audio-visual programs are the Administrative Provisions on Internet Audio-visual Program Service jointly promulgated by SARFT and MII on December 20, 2007 (the “Audio-visual Program Provisions”). Effective as of January 31, 2008, the Audio-visual Program Provisions stipulate, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or register with SARFT; an applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. SARFT and MII jointly held a press conference in February 2008 to answer questions with respect to the Audio-visual Program Provisions. In that press conference, SARFT and MII clarified that the websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with SARFT, continue operating audio-visual services so long as those websites have not been in violation of the laws and regulations. It is unclear based on the Audio-visual Program Provisions whether such requirements only apply to the new market entrants for operating Internet audio-visual program service or such requirements apply to both new applicants and entities that have already obtained the License for Online Transmission of Audio-visual Programs.
     The Company’s VIEs in China are not state-owned or state-controlled companies, and without the clarification of SARFT and MII made in the above-mentioned press conference they may not be qualified applicants for carrying out Internet audio-visual program services under the Audio-visual Program Provisions. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by SARFT valid through April 16, 2012, showing that the ICP Company has been approved to carry out online transmission service of audio-visual program within such validity term. According to the above-mentioned press conference, the ICP Company is entitled to continue operating its online transmission service of audio-visual program. Notwithstanding the foregoing, considering the requirements set out in the Audio-visual Program Provisions, it is uncertain whether the ICP Company can successfully procure the renewal of the License for Online Transmission of Audio-visual Programs after its expiration. Should any official explanations or implementation rules of the Audio-visual Program Provisions be promulgated by SARFT or MII explicitly forbidding any non-state-controlled entities from engaging in Internet audio-visual program service, SINA may be disqualified from operating online transmission of audio-visual programs after the License for Online Transmission of Audio-visual Programs currently held by the ICP Company expires.

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
     The Chinese government restricts foreign investment in Internet-related and MVAS businesses, including Internet access, distribution of content over the Internet and MVAS. Accordingly, we operate our Internet-related and MVAS businesses in China through several VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. We control these companies and operate these businesses through contractual arrangements with the respective companies and their individual owners, but we have no equity control over these companies. Such restrictions and arrangements are prevalent in other PRC companies we have acquired. See “Item 4.C. Organizational Structure.”
     We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. If we are determined not to be in compliance, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts.
   We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership.
     Because PRC regulations restrict our ability to provide Internet content and MVAS directly in China, we are dependent on our VIEs in which we have little or no equity ownership interest and must rely on contractual arrangements to control and operate these businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the VIEs could fail to take actions required for our business or fail to maintain our China websites despite their contractual obligation to do so. These companies are able to transact business with parties not affiliated with us. If these companies fail to perform under their agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of the VIEs would always act in the best interests of SINA, especially if they leave SINA.
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
     China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through MVAS that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any websites maintained outside China at its sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or via our MVAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.
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
     We are also subject to potential liability for content on our websites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems. Furthermore, we are required to delete content that clearly violates the laws of China and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our websites.
   We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.
     We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
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
     The cost of Internet access might prevent some users from accessing the Internet and thus cause the growth of Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online advertisers.
   If we fail to scale our systems proportionally with the growing Internet population in China, our website traffic growth could be adversely affected.
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
     The continual accessibility of websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.
     We have limited backup systems and redundancy. In the past, we experienced an unauthorized tampering of the mail server of our China websites which briefly disrupted our operations. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry sufficient business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.
   We have contracted with third parties to provide content and services for our portal network and we may lose users and revenue if these arrangements are terminated.
     We have arrangements with a number of third parties to provide content and services to our websites. In the area of content, we have relied and will continue to rely almost exclusively on third parties for content that we publish under the SINA brand. Although no single third-party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful media properties, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be harmed. We have recently experienced fee increases from some of our content providers. If this trend continues, our gross profit from online advertising may be adversely affected. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a significant decrease of the amount of content we can publish on our websites. We may lose users if the Chinese government chooses to restrict or prevent state-owned media from cooperating with us, in which case our revenues will be impacted negatively.
     In the area of web-based services, we have contracted with third-party content providers for integrated web search technology to complement our directory and navigational guide, and with various third-party providers for our principal Internet connections. If we experience significant interruptions or delays in service, or if these agreements terminate or expire, we may incur additional costs to develop or secure replacement services and our relationship with our users could be harmed.
     A substantial part of our non-advertising revenues is generated through MVAS where we depend on mobile network operators for services delivery and payment collection. If we are unable to continue these arrangements, our MVAS could be severely disrupted or discontinued. Furthermore, we are highly dependent on these mobile service providers for our profitability in that they can choose to increase their service fees at will.
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
     Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.
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
     As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message board, chat room services, blog, video blog and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through SINAMall and any future e-commerce services we may offer.
     We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability. Although we carry general liability insurance, our insurance may not cover potential claims of this type and may not be adequate to indemnify us against all potential liabilities.
   We may be subject to litigation for user-generated content provided on our websites, which may be time-consuming to defend.
     User-generated content (UGC) has become an important source of content to draw traffic to our website. Our UGC platforms, including blog, video podcasting and album, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.
   We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.
     Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic Chinese companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration (“OSCCA”), i.e., the Chinese encryption regulatory authority, for the commercial encryption products they use; companies operating in China are allowed to use only commercial cipher code products approved by OSCCA and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by OSCCA. In December 2005, OSCCA further released a series of rules, effective January 1, 2006, regulating many aspects of commercial cipher code products in detail, including development, production and sales.
     Because these regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with OSCCA for, our current or future encryption software. If Chinese regulatory authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.
   Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.
     We collect personal data from our user base in order to better understand our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, we would be in violation of the Hong Kong Personal Data Ordinance unless individual users expressly consented to this integration of their personal information. The ordinance provides that an Internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. If we are unable to construct demographic profiles of Internet users because they refuse to give consent, we will be less attractive to advertisers and our business could suffer.
   We must rely on the Chinese government to develop China’s Internet infrastructure and, if it does not develop this infrastructure, our ability to grow our business could be hindered.
     The telecommunications infrastructure in China is not well developed. Although private sector ISPs exists in China, almost all access to the Internet is accomplished through ChinaNet, China’s primary commercial network, which is owned and operated by China Telecom under the administrative control and regulatory supervision of MII. Although the Chinese government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be timely developed. We have experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, such instances could have a material impact on its business in the future. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not timely developed by the Chinese government, the growth of our business could be hindered.
   Political and economic conditions in Greater China and the rest of Asia are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.
     We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. The growth rate of the Chinese economy, and neighboring economies, has slowed significantly in recent months, exacerbated by the global financial crisis. It is uncertain how long the global financial crisis will last and how much impact it will have on the Chinese and neighboring economies. If declining economic growth rates persist in these countries, expenditures for Internet access, infrastructure improvements, advertising and MVAS could decrease, which could have a significant adverse effect on our business and our profitability.
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
   Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), H1N1 flu (“Swine flu”), Avian flu or other widespread public health problems could adversely affect our business.
     Future outbreaks of SARS, Swine flu, Avian flu or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, Swine flu, Avian flu or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, Swine flu, Avian flu or other widespread public health problems could result in the reduction of our advertising and fee-based revenues.
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
     As of December 31, 2008, we have approximately $361.6 million in cash and other bank deposits, such as time deposits and bank notes, with large domestic banks in China. These cash and bank deposits constitute about 60% of our total cash, cash equivalent and short-term investments as of December 31, 2008. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.
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
     Due to our operation and tax structures in the PRC, we have entered into technical and other service agreements between our directly-owned subsidiaries and our VIEs in the PRC. We incur a business tax of up to 5% when our directly-owned subsidiaries receive the fees from the VIEs pursuant to such service agreements, which we include in our operating expenses as the cost of transferring economic benefit generated from these VIEs. Due to the uncertainties surrounding the interpretation of the tax transfer pricing rules relating to related party transactions in the PRC, it is possible that tax authorities in the PRC might in the future challenge the transfer prices that we used for the related party transactions among our entities in the PRC.
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

     The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%. New and high technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration. In December 2008, two of our subsidiaries in China were qualified as new and high technology enterprises under the EIT Law. In addition, certain VIEs in China enjoy a favorable income tax rate of less than 25%. According to the EIT Law and the Administration Measures for Recognition of New and High Technology Enterprises, which was jointly promulgated by the Ministry of Science & Technology, the Ministry of Finance, and the State Administration of Taxation on April 14, 2008, the new and high technology enterprise status of our two subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future. The EIT Law is relatively new and implementation practices are still being defined. If tax benefits available to us as new and high technology enterprises in China are reduced or repealed, our net effective tax rate may increase to as high as 28%.
     The EIT Law also provides that enterprises established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, if SINA is treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
   We may incur a significant withholding tax should we decide to distribute earnings made on or after January 1, 2008, outside of the PRC.
     The new EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.
   Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.
     We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our entities in China, including SINA.com Technology (China) Co., Ltd. (“STC”), Beijing New Media Information Technology Co.

Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and Shanghai SINA Leju Information Technology Co. Ltd., and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China for our revenues after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we have to pay tax on behalf of the employees when we try to distribute the dividend from these local entities in the future. Such withholding individual income tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reverse funds are not payable or distributable as cash dividends.
     The Chinese government also imposes controls on the convertibility of renminbi into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.
   Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.
     Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 6.5% and 6.4% against the U.S. dollar in 2007 and 2008, respectively. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese renminbi against the U.S. dollar. We can offer no assurance that Chinese renminbi or any other foreign currency will be stable against the U.S. dollar.
     The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of renminbi, Hong Kong Dollar and New Taiwan Dollar denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.
     Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese renminbi into foreign currency for current account items, conversion of Chinese renminbi into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese renminbi in the future. Because a significant amount of our future revenues may be in the form of Chinese renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese renminbi to fund our business activities outside China, or to repay non-renminbi-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operation.
   We have $99 million of zero-coupon, convertible, subordinated notes due 2023, or possibly earlier upon a change of control, which we may not be able to repay in cash and could result in dilution of our basic earnings per share.
     In July 2003, we issued $100 million of zero coupon convertible subordinated notes due July 15, 2023. As of December 31, 2008, the outstanding balance of our convertible notes was $99 million. On July 15 annually from 2007 to 2013, and on July 15, 2018, or upon a change of control, holders of the notes may require us to repurchase all or a portion of the notes for cash. In addition, each $1,000 principal amount of the notes is convertible into 38.7741 shares of our ordinary shares prior to July 15, 2023 if the sale price of our ordinary shares issuable upon conversion of the notes reaches a specified threshold or specified corporate transactions have occurred. One of the conditions for conversion of the notes to SINA ordinary shares is that the market price of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the three months ended December 31, 2008, the sale price of SINA ordinary shares did not exceed the threshold set forth in item (i) above for the required period of time. Therefore, the notes are not convertible into SINA ordinary shares during the three months ending March 31, 2009. Upon a conversion, we may choose to pay the purchase price of the notes in cash, ordinary shares, or a combination of cash and ordinary shares. We may not have enough cash on hand or have the ability to access cash to pay the notes if holders ask for repayment on the various put dates, or upon a change of control, or at maturity. In addition, the purchase of our notes with our ordinary shares or the conversion of the notes into our ordinary shares could result in dilution of our basic earnings per share.
   Changes to accounting pronouncements, including SFAS 123R, or taxation rules or practices, including FIN 48, may adversely affect our reported results of operations or how we conduct our business.
     A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, we adopted the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) starting January 1, 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of share options is based upon, among other things, the volatility of our ordinary shares. The method that we use to determine the fair value of restricted share units is based upon the market price of our ordinary shares on the date of the grant. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use share options or other share-based instruments as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as FIN 48, the EIT Law in China which was effective January 1, 2008, and various interpretations of accounting pronouncement or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business.
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
     Prior to 2008, our MVAS business had been on a continuous decline in recent years. We used a blended market and income approach for the assessment of mobile goodwill and the assumptions used were based on the information available to us at the time. Further decline in the performance of our mobile operations, in the price over earnings multiples of our peers in the MVAS industry and other factors may require us to record a significant charge to earnings if an impairment is determined at a future date. As of December 31, 2008, goodwill related to our MVAS operation was approximately $68.9 million.

     As of December 31, 2008, other goodwill and intangible assets were approximately $25.6 million. Exacerbated by the global financial crisis, our stock price has been volatile in the past year. The closing price of our stock price as of June 10, 2009, was $30.06. A significant decline in the performance of our business or our stock price may result in a material impairment charge to earnings.
   We may be required to record a significant charge to earnings from declines in fair value of our marketable securities if such declines become other than temporary or if we are unable to hold such investments until maturity.
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
     The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the twelve months ended December 31, 2008, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $21.57 to $56.21 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.
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
     We conduct our operations in China and a significant portion of our assets is located in China. In addition, some of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon those directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China recognizes and enforces judgment of foreign courts based on treaties on recognizing and enforcing each other’s judgment or the reciprocal principle with foreign countries. China does not have treaties with the U.S. and some other countries that provide for the reciprocal recognition and enforcement of judgment of courts. As a result, recognition and enforcement in China of judgments of a court in these jurisdictions may be difficult or impossible.
   We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon the nature of our income and assets, we may be classified as a Passive Foreign Investment Company (“PFIC”), by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.
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
     In addition, we have adopted a shareholder rights plan pursuant to which our existing shareholders would have the right to purchase ordinary shares from the Company at half the market price then prevailing in the event a person or group acquires more than 10% of our outstanding ordinary shares on terms our Board of Directors does not approve. As a result, such rights could cause substantial dilution to the holdings of the person or group which acquires more than 10%. Accordingly, the shareholder rights plan may inhibit a change in control or acquisition and could adversely affect a shareholder’s ability to realize a premium over the then prevailing market price for the ordinary shares in connection with such a transaction.
Item 4. Information on the Company
A. History and Development of the Company
     SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co. Ltd. and California-based SINANET.com. In April 2000, the Company completed its initial public offering and was listed on the NASDAQ market. Incorporated in the Cayman Islands, SINA is headquartered in Shanghai, China. The Company has offices in the U.S., Hong Kong, Taiwan and throughout the PRC and operates a network of four websites around the world. SINA’s principal place of operations is located at 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is +8610 8262 8888.

     The primary focus of our operations is in China, where we derive the majority of our revenues. From 1999 to 2001, our growth was mainly driven by our online advertising business, which generated the majority of our total revenues. We began offering MVAS under arrangements with third-party operators in the PRC in late 2001 and have up until 2004 experienced significant growth in MVAS revenues. We have grown organically and through acquisitions and partnerships in recent years. For example, we acquired Memestar Limited in 2003, Crillion Corporation in 2004 and Davidhill Capital Inc. in 2004. In 2008, we spun off our real estate and home decoration channels into a subsidiary and sold a 34% interest to eHouse (China) Holdings Limited (“eHouse”). In December 2008, we entered into a definitive agreement with Focus to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and in-store network. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed in the third quarter of 2009.
     Our business operations in China are conducted primarily through significant majority-owned subsidiaries, including Sina.com Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and Shanghai SINA Leju Information Technology Co. Ltd., and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd., Beijing SINA Infinity Advertising Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
B. Business Overview
Overview
     SINA is an online media company and MVAS provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from search and fee-based services.
     SINA offers distinct and targeted content on each of its region-specific websites and a range of complementary offerings designed to broaden its user base and increase user traffic. The Company aims to become the media platform of choice for Internet users to research and retrieve information, share opinions and build social networks and for businesses to market and promote their products. SINA offers a range of complementary offerings, all centered on its core content business that are intended to enhance the attractiveness of its portal business and strengthen its reach in the community.
     In 2008, SINA continued its focus on building out our multimedia, multi-devices and community-building strategy. The Company focused on integrating multimedia and interactive features into its information and entertainment platform, injecting more social-networking elements into its user-generated and community-based product portfolio as well as continuing to invest in its WAP portal business. In the area of news coverage, the Company further solidified its leading position in China’s Internet space by successfully delivering multimedia, interactive coverage on several major events, including UEFA Euro 2008, the Sichuan earthquake and the 2008 Beijing Olympics. According to China Rank, the only government authorized online traffic ranking site in China, SINA’s Olympic coverage ranked No. 1 in average daily unique visitors in news, forums and blogs.
Market Opportunities
     SINA’s primary focus is on the China market. The success of our business is tied to the size and vitality of China’s economy. In a preliminary study published by the Chinese National Bureau of Statistics, China’s gross domestic product (GDP) reached $4.4 trillion in 2008, representing a 9% year-on-year growth rate. The latest survey by China Internet Network Information Center (“CNNIC”) shows that the number of Internet users in China has grown 42% from last year to 298 million as of the end of 2008. The large user base makes China an attractive market for the Company to expand its product offerings and to grow its revenue streams. According to the latest survey by CNNIC, 91% of the Internet users in China have access to broadband. The large broadband adoption creates opportunity for the online industry, particularly in the areas of audio and video-based products and services, such as rich media and video advertising. In addition, based on a January 2009 report issued by China’s Ministry of Information Industry, the number of mobile phone users has increased 17% year-over-year to 641 million at the end of 2008. During 2008, the Chinese government issued the long-awaited 3G wireless licenses, which over time will level the playing field among the operators, improve the performance of Internet access via mobile phones and significantly broaden the reach of the mobile Internet in China. We believe this will create additional business opportunities for us going forward.
Properties and Product Offerings
     SINA provides services through five major business lines, including SINA.com, SINA Community, SINA Mobile, SINA.net and SINA E-Commerce, which are categorized into two revenue streams — advertising and non-advertising. The following table presents an overview of our revenue reporting structure as well as its vertical properties and services:

Revenue
Classification
Properties		Advertising (online advertising)
and		Non-advertising (MVAS, search, and fee-based services)
Services	SINA.com	SINA Community	SINA Mobile	SINA.net	SINA E-Commerce
	▪ News and online	▪ Blog	▪ SMS	▪ Search	▪ Online Shopping
	▪ Vertical content	▪ Podcasting	▪ IVR	▪ Enterprise solutions
	▪ Online advertising	▪ Album	▪ MMS
		▪ Bar	▪ WAP
		▪ Notepad	▪ CRBT
		▪ Instant	▪ KJAVA
▪ Messaging
▪ Group
▪ BBS
▪ Email
▪ Post
▪ Space
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
     The Company’s primary target client base for advertising and sponsorships consists of global corporations doing business in Greater China and domestic companies in each of the regions SINA operates in, to which the Company sells from both its corporate and regional headquarters. Global corporations are typically Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs. Regional companies consist of medium to large companies that are focused on specific geographic and demographic markets, such as Chinese Americans or Taiwanese, and smaller companies whose markets are within a local territory, such as Beijing or Hong Kong. In 2008, SINA had approximately 1,220 advertisers in China. Advertisers from the automobile, real estate and financial sectors contributed to approximately 57% of the Company’s total online advertising revenues in 2008.
     SINA’s portal network consists of four destination websites dedicated to its users across the globe: Mainland China (www.sina.com.cn), Taiwan (www.sina.com.tw), Hong Kong (www.sina.com.hk), and overseas Chinese in North America (www.sina.com). Each destination site consists of Chinese-language news and content organized into interest-based channels. The sites offer extensive community and communication services and sophisticated web navigation capability through SINA search and directory services.
     SINA.com offers a variety of free interest-based channels that provide region-focused format and content. The most popular channels include:
     SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, China Beijing TV Station (“BTV”), China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, China

Daily, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News, users have easy access to breaking news coverage from multiple sources and points of view.
     SINA Sports. SINA Sports offers multimedia news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, NBA games, general sports as well as exciting coverage of world- famous sports stars and teams.
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
     SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the major exchanges around the world, including U.S., Shanghai, Shenzhen and Hong Kong stock exchanges, as well as breaking news from individual listed companies and market trend analysis.
     SINA Eladies. SINA Eladies serves as an interactive platform for fashion-conscious users to share comments and ideas on a range of topics, such as health, cosmetics and beauty. SINA Eladies also provides real-time coverage of major world fashion events, bringing users the latest on styles and trends.
     SINA Luxury. SINA Luxury caters to the increasing demand for luxury goods and high-end services in China. SINA Luxury covers a variety of luxurious topics including wines, cigars, top-brand apparels and accessories as well as services aimed at high net worth populations.
     SINA Real Estate. SINA Real Estate provides the latest news, pricing and availability of new, used and rental properties. It also features interactive electronic maps, discussion forums and how-to guides for buyers, sellers and owners of properties on topics ranging from home buying, selling, furnishing and repairs.
     SINA Technology. SINA Technology provides updates on recent activities of high-tech corporations as well as industry trends in China and on technology markets worldwide.
     SINA Digital. Spun off from SINA technology channel in July 2008, SINA Digital offers in-depth reviews of digital products, including mobile phones, desktops and notebook computers, digital cameras, MP3 players and televisions. Product search and software download services are also provided on this channel.
     SINA Music. SINA Music is an integrated music community platform that is built on our license agreements with the largest global and domestic music labels, such as Time Warner, Sony Music, EMI, and Rock Music. This platform provides music lovers with free on-demand streaming of CD-quality, licensed songs and music videos, information and updates from the music industry, theme-based online communities and live broadcast of music concerts.
     SINA Game. SINA Game serves as an interactive platform that provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.
     SINA Tools. Launched in November 2008, SINA Tools provides Internet users with a wide range of practical online tools, such as weather forecasts, metric conversion, Internet connection speed testing, online translation and digital map service that allows users to search for businesses, addresses and places of interest.
     SINA Video. SINA Video is an online video platform that provides the latest, high-quality, easy-to-use interactive video products. SINA Video is divided into various vertical categories, including News, Entertainment, Music, Sports, Financial, Life, VIP Chat, Movie Premieres and SINA TV. The latter includes streaming of a broad range of television programs both in real time and on an on-demand basis.
     SINA WAP. SINA WAP is a mobile portal offering a world of free information and entertainment. Users can access the very latest information around the world and perform web searches via mobile phones.

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
     SINA Podcasting. SINA Podcasting, launched in December 2006, allows users to upload, publish and manage their audio-visual information in addition to the basic text and image transfer provided by SINA Blog. SINA Podcast serves as a personal multimedia platform for users to create their individual online portals.
     SINA Album. Launched in July 2007, SINA Album is a photo sharing platform where users can upload, store, download and share their photos. It also supports social networking functions such as commenting on the photos and tagging friends.
     SINA Bar. Launched in December 2007, SINA Bar offers a community-based platform for users to exchange views and share comments on common interest areas. SINA Bar is different from SINA BBS in that it allows users to initiate topics on their own.
     SINA Notepad. SINA Notepad was created in April 2007 as an inner-community messaging tool that allows users to send private messages to other community members.
     SINA UC. Apart from the traditional text-based instant messaging, SINA UC also provides users with audio and video-based instant messaging tools to enable multimedia social experiences.
     SINA Group. SINA Group builds on existing SINA Community services, such as SINA Blog, to create user-maintained and supported online communities.
     SINA BBS. SINA BBS hosts topic-specific discussion forums in Chinese language.
     SINA Mail. SINA Mail services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Mail supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.
     SINA Post. As part of SINA’s classified ad service, SINA Post was launched in 2005 to allow free posting of advertisements for individual and enterprise users. SINA’s proprietary classified search technology allows users to find data and information.
     SINA Space. Launched in March 2008, SINA Space serves as a social networking platform that integrates a broad array of our existing community services including Blog, Podcast, Album, BBS, Groups and SINA Bar. Through this platform, users can form various types of social networking relationships and share user-generated contents within their networks. SINA Space also supports web widgets provided by SINA as well as other websites.
   SINA Mobile
     SINA’s MVAS, launched in April 2002, allows users to receive news and information, download ring tones and pictures, and participate in dating and friendship communities. Users can order these services through the SINA website or through their mobile phones on a monthly subscription or pay-per-message basis. SINA offers MVAS through a wide range of products such as content downloading, news subscription and mobile games, on multiple platforms such as SMS, MMS, WAP, IVR, CRBT and KJAVA.
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
     SINA MMS. Using general packet radio service (“GPRS”) technology, MMS enables users to download color pictures and sophisticated ring tones, as well as transmit more data per message. SINA MMS multimedia functionalities enable content and information exchanges in the form of text, graphics, audio and data.
     SINA IVR. IVR (Interactive Voice Response) refers to all voice-activated information retrieval services. Users can obtain information via their mobile phones by dialing a list of fixed numbers and following a set of pre-recorded messages. Sample services include weather forecasting and data searching. IVR offers applications in the areas of interactive games and professional products.
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
     SINA KJAVA. SINA KJAVA provides graphic and animated MVAS products on China Mobile’s K-Java mobile platform. SINA KJAVA covers a full range of services including mobile games, animation and videos, portable tools and news updates.
   SINA.net
     SINA.net serves as an enterprise solutions platform to assist businesses and government bodies to more effectively engage, communicate and transact with their target audiences via the Internet. SINA.net provides businesses and government bodies with e-marketing and e-government solutions including search, corporate email, classified information, e-commerce and city portals.
     SINA iAsk. SINA iAsk, SINA’s proprietary search technology, offers knowledge-based search, community-based search and niche search covering a variety of topical areas. As an intelligent interactive search engine with natural language processing technology, SINA iAsk categorizes search subjects into areas of news, pictures, music, knowledge, and video. SINA iAsk offers an interactive Q&A platform and personalized features such as search by local content (maps, entertainment and travel). iAsk also powers SINA’s mobile search engine. Since 2007, SINA has outsourced its web page search to Google under a revenue-sharing arrangement.
   SINA E-Commerce
     SINA currently offers SINAMall (http://mall.sina.com.cn), an online shopping website, on its Chinese Mainland and North America websites. Based on SINA’s proprietary technology platform, SINAMall enables both international and local companies to transact business.
     Additional information on segment reporting is incorporated herein by reference to Note 15 Segment Information of the Notes to the Consolidated Financial Statements, which appears in Item 8 of this Annual Report on Form 20-F.

Strategic Relationships
     SINA has developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.
Content Partnerships
     The goal of SINA’s content partnerships is to provide its users with an extensive offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include CCTV, BTV, Xinhua News Agency, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Xinhua Net, Beijing News. For its mobile content, SINA has established content partnerships with certain international record label companies to provide image and music downloads.
Application and Service Partnership
     The goal of SINA’s application and service partnerships is to ensure that its users have access to user-friendly, reliable and scalable communication and search tools. Because many of SINA’s prospective partners have traditionally focused on non-Chinese speaking markets, SINA’s internal engineering and development teams often work closely with them to localize their solutions for the Chinese-language market.
Technology Infrastructure
     SINA’s operating infrastructure is designed to deliver hundreds of millions of page views per day to its users. SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in China, U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache and IIS servers. These servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in cities across China, including Beijing, Shanghai, Guangzhou, Tianjin, Jinan, Xian, Harbin, Nanjing, Chengdu, Wuhan and Shenyang, TNN in Taipei, Taiwan, X.O. Communication in Fremont, California, as well as iAdvantage in Hong Kong.
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
Seasonality
     We experience seasonality in our online advertising business. Traditionally, in the China market, the fourth calendar quarter represents the best season for the general advertising market. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year holidays. Seasonality in our MVAS and other businesses is less apparent.
Competition
     SINA operates in the market of online content and services for the global Chinese community. The industry can be classified as highly competitive and rapidly changing due to the fast growing market.
     As SINA expands its product offerings into areas, such as blog, video, social networking, instant messaging and WAP portal, it faces increasing competition from companies that are focused in the same space. In blog, SINA competes with public companies, such as Baidu, Tencent, Netease, Sohu and Microsoft (MSN) as well as private companies, such as Bokee, Blogbus and Hexun in China. In online video, SINA’s competitors include private companies, such as Youku, 56.com, Tudou, Ku6, PP Live and PP Stream, as well as the video offerings of large established portal companies such as Tencent, Sohu and Netease. In social networking, SINA competes with private companies like Xiaonei.com, Kaixin001.com, hainei.com, 51.com as well as the large portals. In instant messaging, SINA faces competition from the likes of Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). In the WAP portal space, key competitors include Tencent, Kongzhong, Shanghai 3G and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. SINA also faces competition from vertical websites, who may have more resources dedicated to a particular topical area, such as Hexun, East Money, China Finance Online, PCAuto, Auto Home, Soufun and PC Online. On the mobile side, the Company competes with other service providers such as Kongzhong, Linktone, Hurray, Tencent and TOM Online that specialize in MVAS. As SINA continues to broaden its range of product offerings, it expects increasing competition from these established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective verticals. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.
     Other online content/services companies, such as Baidu, Tencent, Netease, Sohu and TOM Online, compete with SINA for user traffic, advertising revenue, e-commerce transactions, MVAS and fee-based services. Industry consolidation may occur as the market for the Internet in China matures, which could result in increased competition. The Company also faces competition from international Internet companies such as Yahoo, Microsoft, eBay, Google and AOL. With the gradual opening of the telecommunication sector resulting from China’s entry into the World Trade Organization, the Company expects an increasing number of international portals and Internet companies to enter the Chinese online media industry. These companies may have greater brand recognition, financial resources and longer operating histories than we have. SINA also competes for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.
     SINA’s ability to compete successfully depends on many factors, including the quality of its content, the breadth, depth and ease of use of its services, its sales and marketing efforts, and the performance of its technology. See also “The markets for MVAS and Internet services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, which could reduce our market share and adversely affect our financial performance” under the Risk Factors section.
Intellectual Property and Proprietary Rights
     We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
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

   Overview
     The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the General Administration for Press and Publication (“GAPP”, formerly the State Press and Publications Administration (“SPPA”)), the Ministry of Education (“MOE”), the Ministry of Culture (“MCPRC”), the Ministry of Health (“MOH”), and the Ministry of Public Security.
     Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. The Telecom Regulations set out the general framework under which domestic Chinese companies such as SINA’s subsidiaries and VIEs may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations differentiate the telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.
     On December 20, 2001, after China’s formal entry into the WTO, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were amended by the State Council on September 10, 2008. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, may undertake operations in basic telecom services and value-added telecom services. Currently, the foreign party to a value-added FITE may hold up to 50% of the equity, with no geographic restrictions on its operations. Before that, foreign investors were prohibited from investing in Internet content services. The PRC government has not made any further commitment to loosen the regulation on FITEs.
     According to the Measures for the Administration of Internet Information Services described below, an enterprise must obtain a license for operating value-added telecommunication services to conduct Internet content service businesses. When the Internet content involves areas of news, education, medicine, health, pharmaceuticals and medical equipment, which are regulated by MCPRC, MOE, MOH and other governmental authorities, respectively, the enterprise must also obtain permission from responsible national authorities.
   PRC Corporate Structure
     The Chinese government restricts foreign investment in Internet-related and MVAS businesses. Accordingly, we operate our Internet-related and MVAS businesses in China through our VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. For a list of our material directly-owned subsidiaries and VIEs in China, please see “C. Organizational Structure” below.
   Classified Regulations
     Foreign Investment in Value-added Telecom Services
     The MII Circular 2006 was promulgated by MII on July 13, 2006. According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and have been engaged in value-added telecom services illegally.
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

     Accordingly, the ICP Company submitted the Self-Correction Scheme to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“(CHINESE CHARACTERS)”) used by the ICP Company shall be transferred from BSIT to the ICP Company. According to the Certificate for Approval of Trademark Transfer issued by the Trademark Office of SAIC on September 28, 2008, the trademark “SINA” has already been transferred to the ICP Company. The domain name “www.sina.com.cn” has been transferred to the ICP Company as well.
     Internet Information Services
     The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity that provides information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.
     The ICP Company currently holds a Telecommunication and Information Services Operating License, which was issued on December 5, 2005 by MII with a validity term up to December 4, 2010 subject to annual inspection. It also obtained a permit for operating its bulletin board systems on July 16, 2001 pursuant to additional ICP Measure regulations released on October 8, 2000, which requires all companies that operate bulletin board systems, or BBS, to obtain official permits.
     Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Telecommunication and Information Services Operating License, which was issued on March 4, 2008 by MII with a validity term up to December 4, 2010 subject to annual inspection, authorizing the provision of business of information services excluding in areas of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS. Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services). Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010, subject to annual inspection, authorizing the provision of nationwide information services (excluding fixed line phone call information services).
     Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”) currently holds a Telecommunication and Information Services Operating License, which was issued on February 1, 2008 by MII with a validity term up to January 31, 2013 subject to annual inspection, authorizing the provision of information services excluding in areas of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS.
     Online News Publishing
     On November 6, 2000 and September 25, 2005, the Provisional Regulations for the Administration of Website Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services, respectively, were jointly promulgated by SCIO and MII. The regulations stipulate that general websites set up by non-news organizations may list news released by certain governmental news agencies, if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere.
     Before commencing news-publishing services, the above regulations also require the general websites of non-news organizations to be approved by SCIO after securing permission from SCIO at the provincial level. In addition, the general websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the relevant administration department.
     On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. The ICP Company has submitted the application to the SCIO for the annual inspection for the year 2008.

     Online Transmission of Audio-visual Programs
     On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, which apply to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license, which is to be issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks, and other items. Validity term of the license is two years and can be renewed upon its expiration. Foreign invested enterprises are not allowed to engage in the above business. Moreover, the audio-visual programs of the news category published to the public through information network shall be limited to the programs produced and broadcasted by radio stations, television stations, radio television stations and approved news websites within the territory of China.
     According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by SARFT valid through April 16, 2012.
     On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which went effective on January 31, 2008. The Audio-visual Program Provisions stipulates, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or register with SARFT. An applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. It is unclear based on the implement rules of the Audio-visual Program Provisions whether such requirements only apply to the new market entrants for operating Internet audio-visual program services or such requirements apply to both new applicants and entities that have already obtained the License for Online Transmission of Audio-visual Programs.
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
     Production of Radio and Television Programs
     On July 19, 2004, SARFT promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Regulations,” which went into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities engaged in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches.
     On March 19, 2009, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The validity term of such license is up to March 19, 2011 subject to annual inspection.
     MVAS
     On December 26, 2001, MII published the Administrative Measures for Telecommunication Business Operating Licenses, or the Telecom License Measures to supplement the FITE Regulations. The Telecom License Measures confirm that MII is the competent approval authority for foreign-invested telecom enterprises. There are two types of telecom operating licenses in China (including FITEs): license for basic telecom services and license for value-added telecom services. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.
     The ICP Company has obtained a Value-Added Telecommunication Services Operating License which was issued on June 15, 2005 by MII subject to annual inspection, authorizing nationwide provision of information service in value-added telecommunications services (excluding fixed line phone call information services). The validity term of this license is up to June 2, 2009. The ICP Company has submitted an application to MII for the renewal of this license. According to the written confirmation issued by the MII on June 18, 2009, the ICP Company’s application has been accepted by the MII and is currently under review.
     Xunlong currently holds a Value-Added Telecommunication Services Operating Licenses issued on January 17, 2005 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide mobile value-added telecom services (excluding fixed line phone call information services).
     StarVI currently holds a Value-Added Telecommunications Services Operating License issued on June 12, 2008 with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on February 28, 2007 by MII with a validity term up to January 17, 2010 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services).
     Short Messaging Services
     On April 29, 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Messaging Services, or the SMS Notice. The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. And, the information service providers shall examine the contents of short messages. No short message may contain contents forbidden by law.
     Internet Publishing
     On June 27, 2002, SPPA and MII jointly released the Provisional Rules for the Administration of Internet Publishing, or the Internet Publishing Rules, which define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include content or articles formally published by press media such as: (i) books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited.
     According to the Internet Publishing Rules, web portals like SINA are required to apply to and register with GAPP before distributing Internet publications.
     In accordance with these rules, the ICP Company obtained the Internet Publications Distribution License from GAPP to distribute Internet publications on October 30, 2003 with a ten-year validity term subject to annual inspection.
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
     On July 27, 2004, GAPP and the State Copyright Bureau jointly promulgated the Notice on Carrying out the Decision from the State Council Regarding the Approval of Electronic and Online Games Publications, or the Games Notice. According to the Games Notice, the Internet Publications Distribution License is required for publishing online games.
     As to imported online games, the Games Notice defines imported online games publication as “online games publication published and issued within the territory of China by a Chinese publishing institute via copyright trade with foreign copyright owner of the said online games publication.” Pursuant to the Game Notice, commercial entities shall apply to local publication authority for the import of such online games. After pre-approval by the provincial publication authority, GAPP will examine contents of the online games and issue a final approval. Pursuant to the Games Notice and Copyright Law, the applicant shall file for record and register the copyright licensing contract with GAPP.
     According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MCPRC on May 14, 2004, the contents of any foreign online game products should be examined and approved by MCPRC before they are operated within China; and entities engaged in developing and operating domestic online games products should register with the Ministry of Culture.
     On October 30, 2003, the ICP Company obtained the Internet Publications Distribution License issued by GAPP with a ten-year validity term subject to annual inspection. The ICP Company currently holds an Online Culture Operating Permit issued by MCPRC on September 2, 2008, and the validity term of this permit is up to September 2011. The ICP Company has duly conducted all relevant examination and record procedures for online games under its operation, including Lineage, Lineage II (both are imported online games) and iGame.
     Internet Medical, Health and Drug Information Services
     Pursuant to the Measures for the Administration of Internet Medical and Health Information Services issued on January 8, 2001, MOH is responsible for reviewing the qualifications of websites and approving their publication of health-related information. According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, websites publishing drug-related information must obtain a license from SDA or its provincial departments.
     The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA on December 20, 2001 and January 10, 2002, respectively, and has obtained the Qualification Certificate for Internet Drug Information Services issued by the BDA on January 25, 2005 with a validity term up to November 17, 2009.
     On October 21, 2008, MOH issued the Notice concerning the Passage of Re-examination of Health-related Information Service to the ICP Company, according to which the ICP Company has obtained the approval for website publishing of health-related information. The validity term of this re-examination is two years.
     Online Cultural Products
     The Provisional Regulations for the Administration of Online Culture described above and the Notice on Issues Relating to Implementing the Provisional Regulations for the Administration of Online Culture issued by MCPRC on July 4, 2003 apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to these legislations, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities:
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

     The ICP Company currently holds an Online Culture Operating Permit issued by MCPRC on September 2, 2008. The validity term of this permit is up to September 2011.
     Online Advertising
     Regulations governing online advertising include:
•	Advertisement Law of the People’s Republic of China promulgated by the PRC State Congress on October 27, 1994 and went into effect on February 1, 1995;

•	Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987;

•	Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004 respectively; and

•	Provisions on the Administration of Foreign-funded Advertising Enterprises promulgated by SAIC and Ministry of Commerce on March 2, 2004 and amended on August 22, 2008.
     According to the above regulations, an enterprise engaging in advertising business as specified in its business scope does not need to apply for the Advertising Operation License, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. As to placing advertisements on Internet, such enterprise shall apply for a business scope of placing online advertisements on the name of the website and does not need to apply for the Advertising Operation License.
     Beijing SINA Infinity Advertising Co., Ltd., a Chinese company controlled by us through a series of contractual arrangements (the “IAD Company”), has an approved business scope to carry out the design, production, agency and issuance of advertisements.
     Beijing SINA Advertising Co., Ltd., a Chinese company wholly owned by our subsidiary SINA Hong Kong Limited, has an approved business scope to carry out the design, production, issuance and agency of advertisements.
     The ICP Company has an approved business scope to issue Internet advertisements on the website www.sina.com.cn, therefore the ICP Company is allowed to carry out the business of placing advertisements on the website “www.sina.com.cn”.
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
     According to the above regulations, any entity wishing to access international network connections for its computer information networks in the PRC must comply with the following requirements:
•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of MII.
     The companies described in “C. Organizational Structure” below are in proper compliance with these requirements.
     Information Security and Censorship

     Regulations governing information security and censorship include:
•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) and its Implementing Rules (1990);

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1997);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•	Measures for the Administration of Commercial Website Filings for the Record (2002) their Implementing Rules (2002);

•	Measures for the Administration of IP Address Archiving (2005);

•	Provision on Technical Measures for Internet Security Protection (2005); and

•	Administrative Measures for the Graded Protection of Information Security (2007).
     These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau.
     According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated by the BAIC in July 2002, websites must comply with the following requirements:
•	file with the BAIC and obtain electronic registration marks;

•	place the registration marks on their websites’ homepages; and

•	register their website names with the BAIC.
     The ICP Company successfully registered its websites with the BAIC on December 23, 2002. Afterwards, SINA’s electronic registration mark is prominently placed on its homepage.
     In addition, the State Security Bureau (“SSB”) has issued regulations authorizing the blocking of access to any site it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for the approval of the SSB prior to operating such services. The ICP Company has established an internal security committee, adopted security maintenance measures, employed full-time BBS supervisors and has been exchanging information on a regular basis with the local public security bureau with regard to sensitive or censored information and websites. Thus, it is in full compliance with the governing legislation.

     Encryption Software
     On October 7, 1999, the State Encryption Administration Commission published the Regulations for the Administration of Commercial Encryption, followed by the first Notice of the General Office of the State Encryption Administration Commission on November 8, 1999. Both of these regulations address the use of software in China with encryption functions. According to these regulations, purchase of encryption products must be reported. Violation of the encryption regulations may result in a warning, penalty, confiscation of the encryption product, or criminal liabilities.
     On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:
•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products such as wireless telephones, Windows software and browsers do not fall within the scope of this regulation.

•	The PRC government has already begun to study the laws in question in accordance with WTO rules and China’s external commitments, and will make revisions wherever necessary. The Administrative Regulations on Commercial Encryption will also be subject to such scrutiny and revision.
     In late 2005, the Administration Bureau of Cryptography further issued a series of regulations to regulate the development, production and sales of commercial encryption products, which all came into effect on January 1, 2006.
     We believe that the companies described in “C. Organizational Structure” below are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “Risk Factors — We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.”
     Online Education
     According to the Measures for the Administration of Educational websites and Online Education School released on July 5, 2000, to open educational websites and online education schools, application must be made to the administrative department overseeing education. Operation may begin only when it is inspected and approved by the administrative department. Educational websites and online education schools shall not operate without the approval of the administrative department overseeing education.
     In compliance with the above regulation, the ICP Company obtained the aforementioned approvals from the Beijing Education Committee on March 21, 2002.
     Administrative Protection of Internet Copyright
     According to the Measures for the Administrative Protection of Internet Copyright implemented on May 30, 2005, acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through the Internet based on the instruction of an Internet content provider, without editing, amending or selecting any stored or transmitted content, and other acts of providing Internet information services shall be governed by the Copyright Law. A copyright administration department shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties.
     Where a copyright holder (individual or entity) finds any content communicated through the Internet infringes upon its copyright and sends a notice of claim to the Internet information service provider, the Internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright holder’s notice of claim for six months. An Internet information service provider shall, after receipt of the copyright holder’s notice, record the contents of the provided information, the publishing time, and the Internet address or domain name. Where an Internet information service provider removes relevant content of an Internet content provider according to the notice of a copyright holder, the Internet content provider may deliver a counter-notice to both the Internet information service provider and the copyright holder, stating that the removed contents do not infringe upon the copyright. After the delivery of such counter-notice, the Internet information service provider may immediately reinstate the removed contents and shall not bear legal liability for such reinstatement

     Where an Internet information service provider clearly knows an Internet content provider infringes other’s copyright through the Internet, or, although it does not clearly know such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, as a result, it damages public interests, the copyright administration department may, in accordance with the Copyright Law, order it to stop the tortious act, and impose administrative penalties. Where there is no evidence to indicate that an Internet information service provider clearly knows the facts of tort, or the Internet information service provider has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant liabilities.
     The companies described in “C. Organizational Structure” below have taken measures to protect Internet copyright in pursuance of the specified procedures and in compliance with relevant laws and regulations mentioned above.
     Foreign Exchange
     Foreign exchange regulation in China is primarily governed by the following regulations:
•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by China People’s Bank on June 20, 1996.
     Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the reservation or conversion of foreign currency incomes is still subject to the approval of SAFE or its competent local branches; while for the foreign currency payments for capital account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.
     Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOC, SAFE and the National Development and Reform Commission, or their respective competent local branches.
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
     On August 29, 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, or the Improvement Notice, was promulgated by SAFE. Pursuant to the Improvement Notice, the foreign currency capital of FIEs, after being converted to Renminbi, can only be used for doing business within the business scope approved by relevant governmental authorities, and shall not be used for domestic equity investment except as otherwise explicitly provided by laws and regulations.
     Income Tax
     On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, which superseded the Previous IT Law, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%. On December 26, 2007, the State Council promulgated the Circular on Implementation of Enterprise Tax Transition Preferential Policy, or the Preferential Policy Circular. The EIT Law, its Implementing Rules and the Preferential Policy Circular provide a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%.
     On April 14, 2008, the Administration Measures for Recognition of New And High Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the new and high technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the new and high technology enterprises status shall enjoy a favorable income tax rate of 15%. In December 2008, Sina.com Technology (China) Co., Ltd. and Beijing New Media Information Technology Co., Ltd. obtained the Certificate for New And High Technology Enterprises with a three-year validity term, showing the new and high technology enterprises status. Therefore, the said companies are entitled to enjoy a favorable tax rate under the EIT Law. The new and high technology enterprise status of our two subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future.
     The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).
     After the EIT Law and its Implementing Rules were promulgated, the State Administration of Taxation released several regulations to stipulate more details for carrying out the EIT Law and its Implementing Rules. These regulations include:
•	Notice of the State Administration of Taxation on the Issues concerning the Administration of Enterprise Income Tax Deduction and Exemption (2008);

•	Notice of the State Administration of Taxation on Intensifying the Withholding of Enterprise Income Tax on Non-resident Enterprises’ Interest Income Sourcing from China(2008);

•	Notice of the State Administration of Taxation on Several Issues Concerning the Recognition of Incomes Subject to the Enterprise Income Tax (2008);

•	Opinion of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax (2008);

•	Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in Respect of Enterprise Income Tax (2008);

•	Interim Measures for the Administration of Collection of Enterprise Income Tax on the Basis of Consolidation of Trans-regional Business Operations(2008); and

•	Implementing Regulations for Special Tax Adjustments (2009).

     Labor and Work Safety
     The Labor Law of the PRC, or the Labor Law, which was effective on January 1, 1995, provides basic protections for employees, e.g. employment contracts shall be concluded if labor relationships are to be established between employers and employees; employers cannot compel employees to work beyond the time limit and shall provide wages which are not lower than local standards on minimum wages to the employees punctually; employers shall establish and improve their systems for labor safety and sanitation and strictly abide by applicable PRC rules and standards on labor safety and sanitation; and female employees and juvenile employees are given special protection.
     On June 29, 2007, the National People’s Congress of China enacted the new Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers and have been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract. Unless an employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract, compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day.
     The laws and regulations governing the labor relations and work safety also include:
•	the Work Safety Law of the PRC (2002);

•	the Regulation on Occupational Injury Insurance (2004);

•	the Interim Measures Concerning the Maternity Insurance (1995);

•	the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999); and

•	the Regulation on the Administration of Housing Fund (2002).
     For a description of how the unsettled nature of Chinese regulations may affect our business, please see “Risk Factors — Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.”

C. Organizational Structure
     SINA is the parent company of our group and conducts business operations in China through wholly-owned and partially-owned subsidiaries and VIEs. Below are the significant wholly-owned and partially-owned subsidiaries held by SINA:

	Jurisdiction
Subsidiary	of Organization	Ownership
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Memestar Limited	British Virgin Islands	100%
Crillion Corporation	British Virgin Islands	100%
Davidhill Capital Inc.	British Virgin Islands	100%
China Online Housing Technology Corporation	Cayman Islands	66%
China Online Housing (Hong Kong) Co. Limited	Hong Kong	66%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Leju Information Technology Co. Ltd.	People’s Republic of China	66%
     In compliance with the PRC’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:
•	The ICP Company is a China company controlled by us through a series of contractual arrangements and is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s Executive Vice President Tong Chen, 26.75% owned by the Company’s Chief Operating Officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Xunlong is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of Xunlong is $1.2 million.

•	StarVI is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of StarVI is $1.2 million.

•	Wangxing is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled by us through a series of contractual arrangements. The IAD Company is an advertising agency. It is 20% owned by the Company’s Executive Vice President Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.

•	Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”), a China company controlled by us through a series of contractual arrangements. Beijing Leju is an advertising agency and is responsible for selling advertisement for real-estate and home decoration channels. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including agency and issuance of advertisements. The registered capital of Beijing Leju is $0.1 million.
     The capital investment in these VIEs is funded by SINA through SINA’s wholly and partially-owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2008, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $8.0 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly and partially-owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

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
D. Property, Plants and Equipment
     The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 19,900 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease these office facilities under non-cancelable operating leases with various expiration dates through 2013. Our servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai and Guangzhou as well as in other cities throughout China. We also have servers located at various Internet Data Centers in Taipei, Fremont (California) and Hong Kong.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information — D. Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information — D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.
Overview
     We are an online media company and mobile value-added services (“MVAS”) provider in China and the global Chinese communities. Advertising and MVAS are currently the major sources of our revenues, and we derive the majority of these revenues from our operations in China.
     Our advertising business in China was robust in recent years because of a strong local economy, growth in Internet users and a shift of advertising budgets from traditional media to online media. Our advertising revenues in 2008 were boosted in part by the coverage of major international sporting events, such as the 2008 Beijing Olympics and the UEFA Euro 2008, neither of which will be repeated in 2009. In addition, the growth rate of the Chinese economy has slowed significantly in recent months, exacerbated by the current global financial crisis. Although we believe content consumption in China will continue to shift toward the Internet and online media will continue to outperform traditional media in the near future, it is uncertain how long the global financial crisis will last and how much impact it will have on the Chinese economy and the advertising sector in China in particular. For the first quarter of 2009, our unaudited online advertising revenues declined 10% from the same period last year. For the second quarter of 2009, our preliminary guidance released in the earnings announcement on June 9, 2009, which is subject to change without further notice, assumes that our online advertising revenues will decline year-over-year. For the third quarter of 2009, our online advertising revenues is also likely to experience year-over-year decline.
     Other factors affecting our future growth include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our advertising business also depends on our ability to react to risks and challenges, including:
•	ability to compete with other Internet properties, including social networking sites, video sites and search for brand influence and market share;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	expansion of our content portfolio, product offerings and network bandwidth in a cost effective manner;

•	the change in government policy that would curtail or restrict our online advertising services; and

•	the consolidation of advertising agencies leading to increased bargaining power of larger advertising agencies.
     In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers.
     Our MVAS business rebounded in 2008, resulting mainly from a relatively stable operating environment following years of abrupt changes in operator policies and government regulations. While we have seen five quarters of sequential growth in this business, we believe policy changes from operators continue to be a key risk for our MVAS business in the near future. Our ability to cope with these sudden operator policy changes and stabilize our MVAS revenues is dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. During 2008, the Chinese government distributed 3G licenses to the three major telecom operators in China, which we believe will be positive for mobile consumers and will bring new opportunities to mobile service providers over the long run. We are uncertain of the impact from recent slowdown of the Chinese economy to our MVAS business and will continue to monitor the situation. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years.
     As of December 31, 2008 and 2007, we have accumulated earnings of $204.3 million and $123.7 million, respectively. Our total cash, cash equivalent and short-term investments as of December 31, 2008 and 2007 were $603.8 million and $478.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenues, customer programs and incentives, bad debts, investments, intangible assets and goodwill, stock-based compensation, income taxes, financing operations, advertising expenses, estimated useful lives of assets, foreign currency, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the Consolidated Financial Statements.
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
   Allowance for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $3.5 million, $5.3 million and $5.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.
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
   Impairment of goodwill and long-lived assets
     We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 4 “Goodwill and intangible assets” in the Consolidated Financial Statements for additional information on goodwill.
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
   Revenue recognition
     Advertising
     Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the arrangement consideration should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
     MVAS
     We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. In accordance with EITF No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During fiscal 2008, approximately 85% of our MVAS revenues were recorded on a gross basis.
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
     See Note 14 Shareholders’ Equity under Notes to Consolidated Financial Statements for information regarding the SFAS 123R disclosures.
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
     In accordance with APB Opinion No. 23, “Accounting for Income Taxes — Special Areas,” undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the EIT Law, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a significant withholding tax should it decides to distribute earnings made since 2008 offshore.

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
   Foreign currency
     Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translational gains or losses. Such determination requires assessing whether translational gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations. For fiscal 2008, our translation adjustment was $19.6 million and our net transaction gain was $3.3 million.
   Recent accounting pronouncements
     In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 140-4 and FIN 46R-8 (“FSP 140-4 and FIN 46R-8”), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for us for fiscal years beginning after December 15, 2008. Because FSP 140-4 and FIN 46R-8 only require additional disclosures, the adoption will not impact our consolidated financial position, cash flows or results of operations.
     In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. As required by FSP APB 14-1, the Company will estimate the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument will be retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount will be recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods. Although FSP APB 14-1 will have no impact on the Company’s actual past or future cash flows, it requires the Company to record a significant amount of non-cash interest expense, as the debt discount is amortized that would not have occurred under previous GAAP. The Company estimates that the adoption of FSP APB 14-1 will increase the Company’s interest expense from July 2003 to July 2007 by $25.8 million, of which $22.2 million will be adjusted in the opening retained earnings and $3.6 million will be an adjustment to the statement of operations for 2007.
     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. FSP 142-3 is effective for intangible assets acquired after December 15, 2008, and early application is prohibited. The impact of the adoption of FSP 142-3 on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the intangible assets acquired after the adoption of this statement.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 will not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The adoption of SFAS 157 in 2008 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
A. Operating Results
     Net revenues

	Years ended December 31,
	2008		2007		2006		% of Change
	(in thousands, except percentages)
							YOY	YOY
							08 & 07	07 & 06
Net revenues
Advertising	$258,499	70%	$168,926	69%	$120,067	56%	53%	41%
Non-advertising:
MVAS	103,318	28%	70,489	29%	86,257	41%	47%	-18%
Others	7,770	2%	6,712	2%	6,530	3%	16%	3%

Subtotal	111,088	30%	77,201	31%	92,787	44%	44%	-17%

Total net revenues	$369,587	100%	$246,127	100%	$212,854	100%	50%	16%

     The year-over-year increase in total net revenues for 2008 and 2007 was 50% and 16%, respectively. The increase from 2007 to 2008 was mainly due to the year-over-year increase in advertising and MVAS revenues. The increase from 2006 to 2007 was mainly due to the year-over-year increase in advertising revenues, partially offset by the decline in MVAS revenues. Advertising revenues as a percentage of total net revenues grew to 70% in 2008 from 69% in 2007 and 56% in 2006, while MVAS revenues declined to 28% in 2008 from 29% in 2007 and 41% in 2006.
     Advertising. Advertising revenues grew 53% and 41% year-over-year in 2008 and in 2007, respectively. Advertising revenues from China accounted for 99% of our total advertising revenues in 2008, compared to 98% and 97% of our total advertising revenues for 2007 and 2006, respectively. The growth of our advertising revenues in 2008 was greatly due to the coverage of the 2008 Beijing Olympics. Total number of advertisers in China was approximately 1,220 in 2008, compared to approximately 1,080 and 980 in 2007 and 2006, respectively. Average revenue per advertising customer in China was approximately $210K in 2008, as compared to approximately $150K and $120K in 2007 and 2006, respectively. Our top ten customers in the aggregate generated approximately 17%, 16% and 16% of our advertising revenues in the PRC in 2008, 2007 and 2006, respectively. Automobile, real estate and financial were the top three advertising sectors in 2008, accounting for approximately 57% of total advertising revenues and the majority of our year-over-year advertising revenue growth.
     Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, fee-based revenues.
  MVAS

	Years ended December 31,
	2008		2007		2006		% of Change
	(in thousands, except percentages)
							YOY	YOY
							08 & 07	07 & 06
2.0G products	$64,005	62%	$55,404	79%	$73,665	85%	16%	-25%
2.5G products	39,313	38%	15,085	21%	12,592	15%	161%	20%

Total MVAS revenues	$103,318	100%	$70,489	100%	$86,257	100%	47%	-18%

     MVAS revenues increased 47% year-over-year in 2008 but decreased 18% year-over-year in 2007. The year-over year increase in MVAS revenues in 2008 was mainly due to relatively more stable operator policies, government regulations and business environment.
     Revenues from 2.0G products include SMS, IVR, CRBT, increased 16% year-over-year in 2008. Revenues from SMS accounted for 33%, 51% and 64% of MVAS revenues in 2008, 2007 and 2006, respectively. Revenues from IVR were 25%, 22% and 17% of MVAS revenues in 2008, 2007 and 2006, respectively. SMS decreased 6% year-over-year in 2008, while IVR increased 70% year-over-year. The year-over-year change in product mix between SMS and IVR (and MMS) in 2008 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts. SMS revenues declined 35% year-over-year in 2007, while IVR revenues increased 3% year-over-year. The decline in SMS revenues in 2007 was largely due to higher churn rates by our monthly subscription users, less effective means to recruit new users and, in general, tightening operator policies and regulatory environment in China.
     Revenues from 2.5G products include MMS, WAP and Kjava, increased 161% and 20% year-over-year in 2008 and 2007, respectively. MMS, WAP and Kjava accounted for 17%, 11% and 10% of MVAS revenues, respectively, in 2008. These products each accounted for less than 10% of MVAS revenues in 2007 and 2006. MMS revenues increased 343% year-over-year in 2008 mainly due to increased marketing effort (as stated above). WAP revenues increased 73% year-over-year in 2008 primarily due to increased marketing efforts as well as better placement on the China Mobile Monternet portal. Kjava revenues increased 126% from 2007 mainly due to increased game offerings, sales promotion effect and general market demand.
     In the past, operators have made significant changes to their policies on mobile value-added services in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as SARFT. The key policy changes made by operators in recent years include the following:
     • In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicates the purchasing process of MVAS and may reduce the effectiveness of our direct advertising and increase the difficulties of new user recruitment. We are unable to estimate the impact of such change on our results of operations, cash flows and financial condition.
     • In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in 2008 accounted for approximately 19% of our MVAS revenues.
     • In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via provincial and local subsidiaries of China Mobile in the aggregate in 2008 were approximately $92.9 million.
     • In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement with China Unicom, based on the receipt of billing statement, has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom in the future as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via provincial and local subsidiaries of China Unicom in the aggregate in 2008 were less than 10% of our MVAS revenues.
     • In July 2006, China Mobile made significant changes to their policy on subscription-based MVAS, which were intended to address a number of issues, including reducing subscriber complaints, increasing customer satisfaction and promoting healthy development of MVAS industry in China. The key changes include requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscriptions and fee information. In September 2006, China Unicom began enforcing double confirmations on new subscription services. We have not been able to estimate the impact of these policy changes on our results of operations, cash flows and financial conditions, but believe it has reduced and will continue to significantly reduce our ability to acquire new monthly MVAS subscribers and increase the churn rate of our existing monthly MVAS subscribers. Revenues from subscription-based MVAS in 2008 accounted for approximately 19% of our MVAS revenues.
     Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact on our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
     Other non-advertising revenues
     Other non-advertising revenues include enterprise services, such as paid search and directory listings, e-commerce and fee-based services, such as paid email services and causal games. Other non-advertising revenues increased 16% and 3% year-over-year in 2008 and 2007, respectively.
   Costs of revenues

	Years ended December 31,
	2008	2007	2006	% of Change	% of Change
				YOY 08 & 07	YOY 07 & 06
	(In thousands, except percentages)
Costs of revenues:
Advertising	$100,008	$63,466	$42,529	58%	49%
Non-advertising:
MVAS	48,005	29,339	34,255	64%	-14%
Other	2,322	1,897	2,626	22%	-28%

Subtotal	50,327	31,236	36,881	61%	-15%

Total costs of revenues	$150,335	$94,702	$79,410	59%	19%

     Costs of revenues increased 59% and 19% year-over-year in 2008 and 2007, respectively. Higher advertising cost was a key cost driver in 2008 and 2007, while higher MVAS cost also contributed to higher cost of revenues in 2008.
     Advertising. Costs of advertising revenues primarily consist of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, personnel-related costs and equipment depreciation expenses. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees are levied at approximately 8.5% of advertising revenues in China.
     Costs of advertising revenues increased 58% and 49% year-over-year in 2008 and 2007, respectively. Compared to 2007, content fees increased $10.0 million in 2008, business taxes increased $8.3 million, attributable to higher advertising revenues, web production costs increased $7.7 million, driven by an increase headcount and personnel related expenses, and Internet connection costs associated with additional bandwidth increased $7.2 million. Compared to 2006, web production costs increased $6.2 million in 2007, driven by an increase headcount and personnel related expenses, Internet connection costs associated with additional bandwidth increased $5.0 million, business taxes increased $4.6 million, attributable to higher advertising revenues, and content fees increased $4.5 million. These increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth. Costs of advertising revenues for 2008, 2007 and 2006 included stock-based compensation of $3.2 million, $1.8 million and $1.7 million, respectively.
     Non-advertising. Costs of non-advertising revenues mainly consist of the fees paid to third-party operators for their services related to billing, transmissions and collection of our MVAS revenues and for using their transmission gateways, fees or royalties paid to third-party providers for contents and services associated with our MVAS, and business taxes and surcharges levied on non-advertising sales in the PRC, which are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
     Costs of MVAS revenues increased 64% year-over-year in 2008 and decreased 14% year-over-year in 2007. Compared to 2007, fees paid to third-party content and service providers increased $12.7 million in 2008 and fees retained by or paid to operators increased $6.0 million. Compared to 2006, fees retained by or paid to operators decreased $8.2 million in 2007 while fees paid to third-party content and service providers increased $3.8 million.
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
     Costs of other non-advertising revenue also include costs for providing our enterprise services, e-commerce and fee-based services. For 2006, costs of other non-advertising revenues include a $1.1 million write-off of prepaid royalty related to our iGame based on management’s assessment of the game business.
  Gross profit margins

	Years ended December 31,
	2008	2007	2006
Gross profit margins:
Advertising	61%	62%	65%
Non-advertising:	55%	60%	60%
MVAS	54%	58%	60%
Other	70%	72%	60%
Overall	59%	62%	63%
     Compared to the prior year, overall gross margin declined three percentage points to 59% in 2008 and declined one percentage point to 62% in 2007.
     Advertising. The year-over-year declines in advertising gross profit margin in 2008 and 2007 were mainly due to the increase in content fees and Internet connection cost. Stock-based compensation for 2008, 2007 and 2006 accounted for approximately 1% of our advertising revenues. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.
     Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues declined 5% from 2007 to 55% in 2008 and remained flat at 60% in 2007. Gross margin for MVAS declined four percentage points and two percentage points, year-over-year in 2008 and 2007, respectively. These declines were mainly driven by the increases in content and channel distribution costs. We expect further increases in fees paid to content providers and channel distributors as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.

   Operating expenses

	Years ended December 31,
	2008		2007		2006		% of change
	(in thousands, except percentages)
		% of net		% of net		% of net	YOY	YOY
		revenues		revenues		revenues	08 & 07	07 & 06
Sales and marketing expenses	$79,784	22%	$50,555	21%	$49,972	23%	58%	1%
Product development expenses	$30,371	8%	$21,942	9%	$19,573	9%	38%	12%
General and administrative expenses	$33,179	9%	$26,738	11%	$27,172	13%	24%	-2%
     Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotional expenditures and travel expenses. Compared to 2007, corporate branding spending and MVAS promotions increased $21.6 million in 2008, stock-based compensation increased $0.9 million and payroll-related expenses, such as sales commissions bonuses, increased $5.6 million. The year-over-year change from 2006 to 2007 was not significant. We expect sales and marketing expenses to continue to increase in absolute dollars in the near future.
     Product development expenses. Product development expenses consist primarily of personnel-related expenses incurred for the enhancement to and maintenance of our websites as well as costs associated with new product development and enhancement for products such as blog, video podcasting and email. Compared to 2007, personnel-related expenses increased $4.6 million in 2008, depreciation expenses increased $1.3 million in 2008, resulting from purchases of new capital equipment, while stock-based compensation increased $0.4 million. Compared to 2006, depreciation expenses increased $1.4 million in 2007 resulting from purchases of new capital equipment, while stock based compensation decreased $0.2 million. We expect product development expenses to continue to increase in absolute dollars in the near future.
     General and administrative expenses. General and administrative expenses consist primarily of personnel compensation costs, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. Compared to 2007, stock-based compensation expenses increased $2.9 million, professional fees increased $2.8 million and personnel related expenses increased $1.5 million. These were partially offset by the decrease in provision for allowance for doubtful accounts of $1.9 million. The year-over-year change from 2006 to 2007 was not significant.
     Amortization of intangible assets. Amortization of intangibles was approximately $1.3 million, or less than 1% of total net revenues, in 2008, compared with $1.2 million, or 1%, in 2007 and $1.8 million, or 1%, in 2006. As of December 31, 2008, the net carrying amount of our intangible assets represents purchased technology, database and software. See Note 4 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.
   Interest and other income

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Interest income	$15,371	$11,522	$8,510
Other income	2,899	1,209	39

	$18,270	$12,731	$8,549

     The year-over-year increases in interest income in 2008 and 2007 were due to higher balances of cash, cash equivalent and short-term investments in 2008 and 2007. Net currency transaction gains (shown under “Other Income”) for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar. Net currency transaction loss for 2006 was $0.1 million.
   Amortization of convertible debt issuance cost
     As a result of the issuance of zero-coupon, convertible, subordinated notes in July 2003, we recorded convertible debt issuance cost of approximately $2.7 million. This amount was amortized on a straight-line basis over four years ended in June 2007. The amortization expense for 2007 and 2006 was $0.3 million and $0.7 million, respectively.

   Gain on business and equity investments, net
     The following summarizes the gain (loss) on business and investments:

	Years ended December 31,
	2008		2007		2006
	(In thousands)
COHT	$3,137		$—		$—
Shanghai-NC Soft	—		—		2,006
Others	(779)		830		(663)

	$2,358		$830		$1,343

% of total net revenues		*		*	1%

*	Less than 1%
     In July 2008, the Company recognized an investment loss of $0.8 million, as a result of taking a controlling interest in a $3.6 million follow-on investment of a web application development firm. In April 2008, the Company sold a 34% interest of its restructured real estate and home decoration business China Online Housing Technology Corporation and recorded a gain of $3.1 million from the step up of its sold interests to fair value. In June 2007, the Company sold its interest in a privately held company and recorded a gain of $0.8 million. In May 2006, the Company sold its 51% interest in Shanghai-NC SINA, a joint venture with NC Soft, a Korean online game company, to NC Soft and recorded a gain of $2.0 million.
   Provision for income taxes

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Current income tax provision	$14,098	$6,030	$4,401
Deferred income tax	(56)	474	(350)

Total	$14,042	$6,504	$4,051

Income from China operations	$108,147	$70,167	$56,128
Effective tax rate for China operations	13%	9%	7%
     Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2008 was 13%, compared to 9% in 2007 and 7% in 2006. The increase in effective income tax rate in 2008 was due to the phasing out of tax holidays of our FIEs, while the increase in 2007 was primarily due to greater taxable income sourced from higher tax rate entities.
     Prior to January 1, 2008, our subsidiaries and VIEs were governed by the Previous IT Law. Under the Previous IT Law, our subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified new and high technology enterprises. In addition to a preferential statutory rate, some of our new and high technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.
     Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continued to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration. In December 2008, two of our subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as new and high technology enterprises under the new EIT Law.
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
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes — Special Area,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. If we were to distribute our FIEs’ 2008 earnings, we would be subject to a withholding tax expense of approximately $4.7 million.
     During 2007, we reassessed our deferred tax assets assuming the 25% effective tax rate under the EIT Law. Historically, deferred tax assets were calculated using old statutory rate 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. As a result of the reassessment, we wrote down $0.4 million in deferred tax assets in the first quarter of 2007.
     For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 3.D. See also Note 10 “Income Taxes” to the Consolidated Financial Statements for further discussion on income taxes.
B. Liquidity and Capital Resources

	As of December 31
	2008	2007	2006
	(In thousands)
Cash and cash equivalents and short-term investments	$603,824	$477,999	$362,751
Working capital	$498,524	$377,608	$267,116
Shareholders’ equity	$620,505	$494,976	$387,813
     We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, as well as cash generated from operations and the exercise of stock options.
     On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares, resulting in a balance of $99.0 million in outstanding Notes as of December 31, 2008. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.
     One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2008, the last trading day of 2008, was $23.15. For the quarter ended December 31, 2008, the sale price of SINA ordinary shares did not exceed 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore not convertible into SINA ordinary shares for the quarter ending March 31, 2009 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.

     As of December 31, 2008, we had $603.8 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as we deem appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, we have repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Net cash provided by operating activities	$114,000	$89,065	$63,097
Net cash used in investing activities	(23,960)	(5,857)	(850)
Net cash provided by financing activities	12,407	19,037	9,979
Effect of exchange rate changes on cash and cash equivalents	9,207	6,244	2,541

Net increase in cash and cash equivalents	111,654	108,489	74,767
Cash and cash equivalents at beginning of period	271,666	163,177	88,410

Cash and cash equivalents at end of period	$383,320	$271,666	$163,177

   Operating activities
     Net cash provided by operating activities for 2008 was $114.0 million. This was attributable to our net income of $80.6 million, adjusted by non-cash related expenses including depreciation of $16.0 million, stock-based compensation of $14.3 million, allowance for doubtful accounts of $3.5 million, amortization of intangible assets of $1.6 million and a net increase in cash from working capital items of $1.6 million, offset by the foreign exchange gains from liquidated subsidiaries of $2.0 million and gains from the sale of business and equity investments of $2.4 million. The net increase in working capital items was mainly due to the increase in accrued liabilities, such as content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, deferred revenues and income tax payable, partially offset by the increase in account receivables that resulted from the significant increase in our advertising revenues during 2008.
     Net cash provided by operating activities for 2007 was $89.1 million. This was attributable to our net income of $57.7 million, adjusted by non-cash related expenses including depreciation of $13.4 million, stock-based compensation of $8.7 million, allowance for doubtful accounts of $5.3 million, amortization of intangible assets of $1.2 million, and a net increase in cash from working capital items of $2.7 million, offset by gains from the sale of investments of $0.8 million. The net increase in working capital items was mainly due to increase in accrued liabilities, such as sales rebates, content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, and deferred revenues and income tax payable, partially offset by the increase in account receivables which resulted from the significant increase in our advertising revenues during 2007.
     Net cash provided by operating activities for 2006 was $63.1 million. This was attributable to our net income of $39.9 million, adjusted by non-cash related expenses including depreciation of $9.9 million, stock-based compensation of $9.5 million, allowance for doubtful accounts of $5.0 million, amortization of intangible assets of $1.8 million, amortization of convertible debt issuance cost of $0.7 million and net losses from equity investments of $0.7 million, offset by gains from the sale of businesses and investments of $2.0 million and a net decrease in cash from working capital items of $2.2 million. The net decrease in working capital items was mainly due to increase in account receivables that resulted from the significant increase in our advertising revenues during 2006, partially offset by the increase in accrued liabilities, such as sales rebates, content fees, bandwidth costs, sales commission, bonuses and overall marketing expenses, and income tax payable.

   Investing activities
     Net cash used in investing activities for 2008 was $24.0 million. This was due to the purchase of short-term investments of $154.0 million, equipment purchases of $18.8 million and purchase of additional interest in a private company of $2.0 million, offset by the maturities of short-term investments of $150.9 million.
     Net cash used in investing activities for 2007 was $5.9 million. This was due to the purchase of short-term investments of $98.8 million, equipment purchases of $12.2 million, offset by the proceeds from the maturities of short-term investments of $104.4 million and other net investment activities of $0.7 million.
     Net cash used in investing activities for 2006 was $0.9 million. This was due to the purchase of short-term investments of $102.1 million, equipment purchases of $14.1 million and additional consideration paid for the Crillion acquisition of $11.3 million. This was offset by the proceeds from the maturities of short-term investments of $120.1 million and the sale of business and investments of $6.5 million.
   Financing activities
     Net cash provided by financing activities for 2008 was $12.4 million. Proceeds from the exercise of share options was $10.5 million, capital contribution from eHouse was $2.5 million and payments for other financing activities were $0.6 million. Net cash provided by financing activities for 2007 and 2006 was $19.0 million and $10.0 million, respectively, primarily related to the proceeds from the exercise of share options.
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period
		Less than one	One to	Three to	More than
	Total	year	three years	five years	five years
	(In thousands)
Operating lease obligations	$8,874	$5,317	$3,221	$336	$—
Purchase commitments	33,458	26,183	6,819	432	24
Other long-term liabilities	4,039	—	1,536	—	2,503

Total contractual obligations	$46,371	$31,500	$11,576	$768	$2,527

     Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses for the years ended December 31, 2008, 2007 and 2006 were $6.5 million, $4.9 million and $3.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2008 are $5.3 million, $1.8 million and $0.8 million for the years ending December 31, 2009, 2010 and 2011, respectively. The majority of the commitments are from our office lease agreements in the PRC.
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.
     On December 22, 2008, we announced that we entered into a definitive agreement with Focus to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the announcement on December 22, 2008, we will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute our shares to its shareholders shortly after the closing.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table provides information with respect to our executive officers and directors as of June 10, 2009:

Name	Age	Position
Charles Chao	43	President, Chief Executive Officer and Director (Principal Executive Officer)
Herman Yu	38	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	37	Chief Operating Officer
Tong Chen	42	Executive Vice President & Chief Editor
Yan Wang	36	Chairman of the Board
Pehong Chen	51	Independent Director
Lip-Bu Tan	49	Independent Director
Ter Fung Tsao	63	Independent Director
Yichen Zhang	45	Independent Director
Song-Yi Zhang	53	Independent Director
Hurst Lin	44	Independent Director
     Charles Chao has served as a director and Chief Executive Officer since May 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus, an out-of-home media and advertising network company, NetDragon Websoft Inc., a company providing technology for online gaming, and E-House (China) Holdings Limited, a company providing real estate services and information in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.
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
     Tong Chen has served as the Company’s Executive Vice President and Chief Editor since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries, and he formally joined the Company in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China operations from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.
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
     Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. Mr. Chen is currently a director of UFIDA Software Co., Ltd, a management software company. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.
     Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an EDA company. Mr. Tan is currently a director of Flextronics International Ltd., an electronics manufacturing services company, Semiconductor Manufacturing International Corp., a foundry in China, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.
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
     Yichen Zhang has served as a director since May 2002. Since 2003, Mr. Zhang has been the Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.
     Song-Yi Zhang has served as a director since April 2004. Mr. Zhang has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of Suntech Power, a solar energy solutions provider, and Hong Kong Energy, an alternative energy and software development company. Mr. Zhang holds a J.D. degree from Yale Law School.

     Hurst Lin has served as a director since January 6, 2006. Mr. Lin co-founded and served as the Vice President of Business Development of Sinanet.com from May 1995 until we acquired it in March 1999. From March 1999 to April 2002, Mr. Lin served as our Vice President of Business Development. Mr. Lin served as our General Manager of U.S. Operations from September 1999 until February 2003 and Executive Vice President of Global Business Development from April 2002 to June 2003. He served as our Chief Operating Officer from June 2003 to July 2004 and from September 2005 to March 2006 and as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Lin has been a general partner of Doll Capital Management since April 2006. He is currently a director of several private companies. Mr. Lin holds an M.B.A. from Stanford University and a B.A. in Engineering from Dartmouth College.
     There are no family relationships among any of the directors or executive officers of SINA Corporation. Our Board of Directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 4200(a)(15): Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, Song-Yi Zhang and Hurst Lin. We intend to maintain a majority of directors on the board that are independent.
B. Amounts of Compensation Paid and Benefits Granted
   Compensation
     In 2008, we paid an aggregate of approximately $1.5 million in cash compensation to our executive officers and non-employee directors as a group. Starting June 2006, each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on the Company’s Board of Directors.
     In November 2007, we granted an aggregate of 200,000 restricted share units, half of which were subject to service-based vesting and the other half of which were subject to performance-based vesting, to our executive officers as a group. In January 2009, we granted an aggregate of 590,000 restricted share units subject to service-based vesting to our executive officers as a group. Our executive officers are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The restricted share units are settled upon the achievement by our executive officers of the vesting conditions prescribed by our Board of Directors. Restricted share units that do not vest as prescribed will be forfeited. In September 2008, we granted options to purchase an aggregate of 60,000 of our ordinary shares to our non-employee directors as a group. The options expire in September 2014, and the exercise price of the options is $40.59 per share, which is 100% of the fair market value of our ordinary shares on the date of grant.
     See Note 14 Shareholders’ Equity for further discussion on stock-based compensation.
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
     Concurrently with the adoption of the 2007 Plan, all remaining shares available for grant under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan were forfeited. For a brief description of the Company’s 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan, see Note 14 “Shareholders’ Equity” to the Consolidated Financial Statements.
     As of June 10, 2009, options and restricted share units for 1,412,000 common shares are outstanding under the 2007 Plan, and options to purchase 2,107,000 common shares are outstanding under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan.

     The following table summarizes, as of June 10, 2009, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

	Ordinary Shares
	Underlying		Exercise Price
Name	Outstanding Options		(US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		$3.13	January 8, 2001	January 8, 2011
	*		$1.50	March 29, 2001	March 29, 2011
	*		$1.35	August 29, 2001	August 29, 2011
	*		$17.50	June 16, 2003	June 16, 2013
	*		$24.23	July 27, 2004	July 27, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Yu, Herman	*		$20.86	September 7, 2004	September 7, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Du, Hong	*		$12.98	May 21, 2003	May 21, 2013
	*		$20.86	September 7, 2004	September 7, 2014
	*		$26.43	April 25, 2005	April 25, 2015
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Chen, Tong	*		$1.88	August 14, 2002	August 14, 2012
	*		$15.47	May 29, 2003	May 29, 2013
	*		$20.86	September 7, 2004	September 7, 2014
	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Chen, Pehong	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
Tan, Lip-Bu	*		$1.32	November 27, 2001	November 27, 2011
	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
Tsao, Ter Fung	*		$17.00	April 12, 2000	April 12, 2010
	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
Zhang, Yi-Chen	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
Other employees	1,494,023		From $0.5 to $33.29	From June 17, 1999 to March 20, 2008	From June 17, 2009 to September 8, 2014
	151,000	(1)	—	March 30, 2009	—
Total	3,519,226

*	Less than one percent of the outstanding ordinary shares.

(1)	Restricted share units.
     The options granted to our executive officers generally have a term of 6 years, but are subject to earlier termination in connection with termination of continuous service to the Company. Generally, optionees may pay the exercise price via a cashless exercise procedure. Except for the options granted to Charles Chao, options granted to our executive officers vest over a four-year vesting period with 12.5% of the shares covered by the options vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The options granted to Charles Chao vest over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options.
     The restricted share units subject to service-based vesting that were granted to our executives officers vest over a three to four-year period on a straight-line basis generally on each 6-month anniversary date. The restricted share units subject to performance-based vesting that were granted to our executive officers vest only if specific company-wide goals and designated individual goals for fiscal 2007 and 2008 are achieved. Vesting, if any, may range from 60-100% of the shares granted.
   Change in Control and Severance Agreements
     Certain of our executive officers are entitled to receive cash payments and other benefits upon the occurrence of termination of employment or a change in control of the Company when certain conditions are satisfied. See “Board Practices — Potential Payments upon Termination or Change in Control” below.
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
     We currently have eight members of the Board of Directors. All members of the Board, except for the CEO, serve a three-year term. The Board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the Board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 10 members, the Class I director whose term will expire at our 2009 annual general meeting is Yan Wang, the Class II directors whose terms will expire at our 2010 annual general meeting are Hurst Lin, Ter Fung Tsao and Song-Yi Zhang and the Class III directors whose terms will expire at our 2011 annual general meeting are Pehong Chen, Lip-Bu Tan and Yichen Zhang. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”
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

d.	Any serious difficulties or disputes with management encountered by the independent accountant during the course of the audit; and

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
   Potential Payments upon Termination or Change in Control
     We have entered into contracts with our executive officers (with Mr. Charles Chao, our Chief Executive Officer, also being a director of the Company), which provide for potential payments upon termination or change in control.
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
     In the event that an executive officer’s employment with the Company terminates as a result of his or her death or disability, such executive officer’s estate or representative will receive the amount of such executive officer’s target bonus for the fiscal year in which the death or disability occurs to the extent that the bonus has been earned as of the date of such death or disability, as determined by the Board of Directors or the Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year. In addition, the change in control agreement between the Company and the executive officers, as further described below under “Terms of Potential Payments — Change in Control,” provides that if the termination is by reason of death or disability, such executive officer will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination.
     Terms of Potential Payments — Change in Control
     In addition to the employment agreements described above, the Company has also entered into a change in control agreement with its executive officers. Under the change in control agreements, in general, a change in control shall be deemed to occur if (i) any person or entity acquires fifty percent or more of the combined voting power of the Company’s outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company’s assets or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.
     The change in control agreement provides for certain severance benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with the Company terminates without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within 24 months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which he terminates, the greater of 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which he or she terminates, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, an acceleration of all stock awards that are unvested as of his or her termination date and a tax gross up for any excise tax imposed by Internal Revenue Code Section 4999. The change in control agreement also provide for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.
     Except as set forth above, we have no service contracts with any of our directors that provide benefits to them upon termination.
D. Employees
     As of December 31, 2008, we had approximately 2,740 full-time employees, approximately 2,690 of whom are employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments. The number of independent contractors employed during 2008 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.
E. Share Ownership
     The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of June 10, 2009 by:
•	each shareholder known to us to own beneficially more than 5% of the ordinary shares;

•	each director;

•	each of our executive officers listed in “Directors and Senior Management” above; and

•	all of our current directors and executive officers as a group.
     Percentage of beneficial ownership is based on 53,819,861 ordinary shares outstanding as of June 10, 2009 together with options that are exercisable within 60 days of June 10, 2009 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Number of Shares	Percent of
Name and Address of Beneficial Owners	Beneficially Owned (#)	Shares Beneficially Owned (%)(1)
Major Shareholders
OppenheimerFunds, Inc. (2)	5,242,200	9.53%
Two World Financial Center, 225 Liberty Street New York, NY 10281
Orbis Investment Management Ltd. (3)	4,087,593	7.43%
34 Bermudiana Road, Hamilton HM 11, Bermuda
T.Rowe Price Associates, INC (4)	3,365,700	6.12%
100 E. Pratt Street, Baltimore, Maryland 21202
TPG-Axon Capital Management, LP (5)	3,100,000	5.64%
888 Seventh Avenue, 38th Floor New York, NY 10019
Citigroup Financial Products Inc. (6)	2,973,240	5.41%
399 Park Avenue New York, NY 10013
Directors and Executive Officers
Lip-Bu Tan (7)	*	*
c/o Walden International One California Street, 28th Floor San Francisco, CA 94111
Ter Fung Tsao (8)	*	*
c/o Helen Hsiao, 8F, Suite 801 136, Jean-Ai Road, SEC. 3 Taipei, Taiwan
Hurst Lin (9)	*	*
Pehong Chen (10)	*	*
333 Distel Circle Los Altos, CA 94022
Yan Wang (11)	*	*
Yichen Zhang (12)	*	*
CITIC 26/F CITIC Tower 1 Tim Mei Avenue, Central Hong Kong
Song-Yi Zhang (13)	*	*
c/o Morgan Stanley 27/F, Three Exchange Square, Central Hong Kong
Charles Chao (14)	*	*
Herman Yu (15)	*	*
Hong Du (16)	*	*
Tong Chen (17)	*	*
All directors and executive officers as a group (11 persons) (18)	1,205,411	2.19%

*	Less than one percent of the outstanding ordinary shares.

(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after June 10, 2009. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for 5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC.

(2)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on January 29, 2009.

(3)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 17, 2009.

(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the SEC on February 12, 2009.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G and Schedule 13G/A filings made with the SEC on February 13, 2009.

(6)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 3, 2009.

(7)	Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 69,000 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(8)	Includes 10,000 shares held by Mr. Tsao and 103,500 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(9)	Includes 20,972 shares held by Mr. Lin as of June 10, 2009.

(10)	Includes 6,882 shares held by a trust controlled by Mr. Chen and 51,000 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(11)	Includes 100,000 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(12)	Includes 66,000 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(13)	Includes 73,500 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(14)	Consists of 536,971 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(15)	Includes 26,355 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(16)	Includes 51,251 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(17)	Includes 86,980 shares issuable upon exercise of options exercisable within 60 days of June 10, 2009.

(18)	Includes 1,164,557 shares issuable upon exercise of options within 60 days of June 10, 2009 held by all our directors and officers as a group.
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
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
     For information regarding major shareholders, please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
     Our major shareholders do not have voting rights that are different from other shareholders.
     As of June 10, 2009, approximately 53,760,085 ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by record shareholders in the United States. The number of record shareholders in the United States is approximately 68. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.
B. Related Party Transactions
     Except for the transactions disclosed below in this Item 7B and Note 9 of our Notes to Consolidated Financial Statements, since the beginning of the fiscal year 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.
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
   Commercial Contracts
     In April 2007, one of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”). Mr. Pehong Chen, a director of SINA, is a significant stockholder of Broadvision and serves as its Chairman, Chief Executive Officer and President. Under the agreement, Broadvision provides HR information management hosting service, including software subscription and system upgrade, feature enhancement and technical support, to the Company’s operations in China for an annual subscription fee of RMB 500,000 or approximately $66,000. Broadvision also charges an initial system implementation fee of RMB 500,000. SINA has an option to buy out the software license from Broadvision on a non-exclusive basis by paying a lump-sum amount (RMB 2,000,000, RMB 1,500,000, or RMB 1,000,000 for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services.
   Control Agreements
     PRC law currently limits foreign equity ownership of companies that provide certain Internet, and MVAS related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. Such contractual arrangements are as follows:

•	Our subsidiary STC agreed to provide Yan Wang, our former Chief Executive Officer and current Chairman of the Board, an interest-free loan of RMB 300,000 for purposes of providing capital to Beijing SINA Internet Information Services Co., Ltd. and RMB 300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Wang by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	STC also agreed to provide Tong Chen, our Executive Vice President and Chief Editor, interest-free loans totaling RMB300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. In addition, STC has agreed to provide Tong Chen interest-free loans totaling RMB 4,500,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. and an interest-free loan of RMB 200,000 for purposes of providing capital to Beijing SINA Infinity Advertising Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Chen by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	STC agreed to provide Hong Du, our Chief Operating Officer, an interest-free loan of RMB 5,350,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. The entire principal amount of the loan is currently outstanding. The loan was extended as replacement for the loan previously extended to Ms. Du by BSIT in the same principal amount as disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to BSIT being dissolved by the Company.

•	The aforementioned capital investments in the VIEs are funded by SINA and recorded as interest-free loans to the PRC officers and employees. Such interest-free loans are extended solely for subscription of the shares of the VIEs, and the transfer of ownership of the shares in the VIEs, as directed by SINA, is the requisite form of repayment of such interest-free loans. These are not personal loans. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time, and all shareholders of the VIEs are obligated to waive their right of first refusal or any other rights that are restrictive on such requested transfer. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs (and all rights relating thereto) as collateral for non-payment of (i) the interest-free loans and (ii) fees on technical and other services due to us. Except as set forth above, employee shareholders of the VIEs are not otherwise permitted to transfer, pledge or otherwise encumber their ownership of VIEs without STC’s written approval. All voting rights with respect to the shares of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition to the terms described above which were also applicable to the BSIT loans, STC has entered into a letter agreement with the PRC officers and employees that provides for (i) the cancellation of such officers’ and employees’ obligations under the contractual agreements upon the transfer or acquisition of shares held by such officers and employees and (ii) the indemnification of such officers and employees for any liability incurred in the course of discharging such officers’ and employees’ obligations under any of the contractual agreements.
   Employment and Compensation Agreements
     We have entered into employment and compensation arrangements with our directors and executive officers as described in “Item 6. Directors, Senior Management and Employees” above.
   Indemnification Agreements
     We have entered into indemnification agreements with our officers Charles Chao and Herman Yu and directors Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, Song-Yi Zhang and Hurst Lin containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
   Registration Rights Agreements
     Some of our shareholders are entitled to have their shares registered by us for resale.
C. Interests of Experts and Counsel
     Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.
Legal Proceedings
     As of December 31, 2008, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.
Dividend Policy
     We have not declared nor paid any cash dividends on our common shares in the past and have no plans to do so in the foreseeable future.
B. Significant Changes
     On December 22, 2008, the Company announced that it entered into a definitive agreement with Focus to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the December 22, 2008 announcement, we will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute our shares to its shareholders shortly after the closing.
Item 9. The Offer and Listing
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

	Trading Price
	High	Low
Annual Highs and Lows
2004	49.50	18.88
2005	34.25	20.18
2006	30.36	20.23
2007	59.27	29.16
2008	58.60	21.49
Quarterly Highs and Lows
First Quarter 2007	37.73	29.16
Second Quarter 2007	43.27	31.53
Third Quarter 2007	50.45	34.65
Fourth Quarter 2007	59.27	43.50
First Quarter 2008	46.97	32.00
Second Quarter 2008	58.60	35.23
Third Quarter 2008	47.86	31.80
Fourth Quarter 2008	35.16	21.49
Monthly Highs and Lows
December 2008	30.37	22.00
January 2009	25.48	19.47
February 2009	24.12	19.89
March 2009	25.85	17.89
April 2009	30.77	22.71
May 2009	29.68	25.59

B. Plan of Distribution
     Not applicable.
C. Markets
     Our ordinary shares have been quoted on the NASDAQ Global Select Market (formerly the NASDAQ National Market) system under the symbol “SINA” since April 13, 2000.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     The following summarizes certain terms and provisions contained in our amended and restated memorandum and articles of association. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which were filed as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K filed on March 16, 2005.
   Register, Entry Number and Objects
     The registered office of the Company is c/o Maples and Calder Limited, Ugland House, P.O. Box 309, Grand Cayman, KY1-1104, Cayman Islands. The Company was incorporated as an exempted company under the laws of the Cayman Islands on 9 July 1997 and its incorporation number is 74902. The objects for which the Company is established are unrestricted.
   Directors
     A director may contract with the Company, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors at which it is practicable for him to do so. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board of directors in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), provided that this prohibition shall not apply to certain matters including: (i) the giving of any security or indemnity, either to the director in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries, or to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director has himself assumed responsibility under a guarantee or indemnity or by the giving of security; (ii) any proposal concerning an offer of securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; (iii) any proposal concerning any other company in which the director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the director is beneficially interested in the shares of that company, provided that, he, together with any of his associates is not, beneficially interested in five percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights; (iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries; or (v) any contract or arrangement in which the director is interested in the same manner as other holders of securities of the Company by virtue only of his interest in securities of the Company. A director may not vote on proposals concerning his own appointment to offices or employment with the Company or any company in which the Company is interested.
     The board of directors may determine the remuneration for the services by the directors. The board of directors may, from time to time and at its discretion, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and may exercise power in such manner and upon such terms and conditions in all respects as it thinks fit.
     There is no age limitation, nor is there any share ownership requirement, for director’s qualification.
   Rights, Preferences and Restrictions of Ordinary Shares
     General. Our share capital is divided into two classes of shares — ordinary shares of par value US$0.133 each and preference shares of par value US$1.00 each. A holder of a class of shares shall, according to the number of shares of that class held by him/her, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as other holders of that same class of shares.
     Dividend Rights and Rights to Share Profits. All shares of the same class shall rank pari passu with regard to all distributions by way of dividend or otherwise that may be declared by the Company.
     Voting Rights. No person other than a member duly registered and who shall have paid fully for his shares shall be entitled to be present or to vote, or to be reckoned in a quorum, either personally or by proxy at any meeting of shareholders. Voting at any meeting of shareholders is by show of hands unless a poll is duly demanded. On a show of hands, every member who is present in person shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each share registered in his name in the Company’s register of members. A poll may be demanded by the Chairman of the meeting, at least five shareholder present in person or by proxy, or any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting. A written resolution by all shareholders being entitled to attend a meeting of shareholders shall be as valid and effective as if the same had been passed at a duly convened and held meeting of shareholders. No cumulative voting is permitted or required for our board practice of staggered terms as stated in “Item 6. Directors, Senior Management and Employees-C. Board Practices” above.
     All business shall be transacted at meetings of shareholders by shareholders to pass either ordinary resolutions or special resolutions. An ordinary resolution requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting of shareholders. A special resolution requires the affirmative vote of not less than three-fourths of the votes attaching to the ordinary shares cast in a meeting of shareholders. While ordinary resolution is required for most of business, a special resolution is required for matters such as issuance of redeemable shares, reduction of share capital, removal of a director from office, distribution of asset in liquidation, and amendment of the memorandum and articles in whole or in part.
     Liquidation Rights. If the assets available for distribution in a liquidation are insufficient to repay all of the paid-up capital, such assets shall be distributed so that the losses shall be borne by the shareholders in proportion to the capital paid up or ought to have been paid up, at the commencement of the winding up. If such assets are more than sufficient to repay all of the paid-up capital, the excess shall be distributed among the shareholders in proportion to the capital paid up at the commencement of the winding up.
     Redemption and Repurchase of Shares. The board of directors may from time to time authorize the Company to repurchase all or any portion of the outstanding shares. The Company may, by special resolution, issue shares on the terms that they may be, or at option of the Company or the holders are, liable to be redeemed.
     Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a 14-day notice given to such shareholders. The shares that have been called upon and remain unpaid are subject to forfeiture.
   Modification of Rights of Shares
     All or any of the rights attached to any class of shares may be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

   Meetings of Shareholders
     The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and not more than 15 months shall elapse between two annual general meetings.
     The board of directors may, whenever they think fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any two or more shareholders, or one shareholder which is a recognized clearing house, who held at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the Company which carries the right of voting at general meetings of the Company. If the board of directors does not within 21 days from the date of the deposit of the requisition proceed duly to convene the general meeting, the requisitionist(s), or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any such meeting so convened shall not be held after the expiration of three months after the deposit of the requisition.
     Advanced notice of at least 21 days in writing is required for the convening of an annual general meeting and any extraordinary general meeting called for the passing of a special resolution. Advanced notice of at least 14 days in writing is required for the convening of any other shareholders meetings.
     A quorum required for a meeting of shareholders shall be a shareholder or shareholders together holding not less than one-third of the then outstanding shares of the Company’s ordinary shares that are entitled to vote at such meeting.
   Limitations on the Right to Own or to Vote Shares
     There are no limitations on the right to own or to vote our shares.
   Anti-Takeover Provisions
     Any share, including up to 3,750,000 preference shares, may be issued with such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the board of directors may determine. No powers shall be taken to freeze or otherwise impair any of the rights attaching to such share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company. The preference shares may be issued from time to time in one or more series, and the Board is authorized to determine or alter the number of shares constituting any such series of preference shares.
     The board of directors may also issue warrants to subscribe for any class of shares or other securities of the Company on such terms as the board of directors may from time to time determine.
   Disclosure of Share Ownership
     Our amended and restated memorandum or articles of association do not provide for any ownership threshold above which shareholder ownership must be disclosed.
   Change in Capital
     The Company may at anytime and from time to time by ordinary resolution increase its share capital by the creation of new shares with the number and amount prescribed by such ordinary resolution.
   Amendment of Memorandum and Articles
     The Company may at any time and from time to time by special resolution alter or amend it memorandum of association and articles of association in while or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.
   Differences in Corporate Law
     Set forth below is a summary of the significant differences between the provisions of the Companies Law (2007 Revision) of the Cayman Islands applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

     Mergers and Schemes of Arrangement. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate mergers, reconstructions and amalgations of companies by providing for court sanction of compromises or arrangements between companies and shareholders or creditors or any classes thereof, provided that:
•	a meeting of each relevant class of members or creditors has been convened pursuant to an order of the court;

•	a 75% majority of shareholders or creditors or the relevant class thereof has voted in favor of the scheme; and

•	court approval of the scheme has been obtained.
     While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the scheme if it is satisfied that:
•	the statutory provisions as to majority votes have been complied with;

•	the shareholders or creditors have been fairly represented at the meeting in question;

•	the scheme is such as a businessman would reasonably approve; and

•	the scheme is not one that would more properly be sanctioned under some other provision of the Companies Law (2007 Revision) of the Cayman Islands.
     The scheme is then binding on any dissenting shareholders or creditors and the dissenting shareholder would have no rights comparable to appraisal rights available to dissenting shareholders in U.S. corporations, providing rights to receive payment in cash for the judicially determined value of their shares.
     When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the court, but the objection is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
     Shareholders’ Suits. The general principle applicable in Cayman Islands law is that individual shareholders cannot sue for wrongs done to their company or complain of irregularities in the conduct of their internal affairs. However, shareholders as a group can, in accordance with the articles of association of the company and the provisions of the Companies Law (2007 Revision) of the Cayman Islands, compel the company to act. Where an act complained of is either illegal or ultra vires, or is a fraud upon the minority, or, although regular in form, is unfair and oppressive as against the minority, minority shareholders can bring actions against the company which, where appropriate, may seek to compel the company to bring an action in its name against third parties. The minority shareholder’s only alternative remedy if unfairly prejudiced is to petition the court in the Cayman Islands for the winding up of the company on the grounds that it is just and equitable to do so.
C. Material Contracts
     We have not entered into any material contracts for the two years immediately preceding the date of this Annual Report other than in the ordinary course of business and other than those described elsewhere in this Annual Report on Form 20-F.
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview— Government Regulation and Legal Uncertainties —Classified Regulations —Foreign Exchange.” and “Item 3. Key Information — Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”
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
   United States Federal Income Taxation
     The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ordinary shares. This summary applies only to investors that hold the ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the U.S. as in effect on the date of this Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
     U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ordinary shares.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
   Taxation of Dividends and Other Distributions on the Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ordinary shares are readily tradable on an established securities market in the U.S., (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, our common shares, which are listed on the Nasdaq Global Select Market, will be considered to be readily tradable on an established securities market in the U.S. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
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
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend.
   Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).
   Passive Foreign Investment Company
     Based on the market value of our common shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2007, we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2008 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
   Information Reporting and Backup Withholding
     Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     Our corporate Internet address is http://corp.sina.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on SINA’s website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.” and Exhibit 8.1.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate and Security Market Risk
     Our investment policy limits our investments of excess cash to government or quasi-government securities, high-quality corporate securities and bank-guaranteed products. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Due to the fact that a majority of our investments are in short-term instruments, we believe that the Company has the ability to hold to maturity these investments. As of December 31, 2008, we had unrealized losses of $0.3 million related to our short-term investments included in accumulated other comprehensive loss in shareholders’ equity.
     We have approximately $361.6 million in cash and bank deposits, such as time deposits and bank notes, with large domestic banks in China, which constitute about 60% of our total cash, cash equivalent and short-term investments as of December 31, 2008. The terms of these deposits are, generally, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since

China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in whom we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws.
     Our $99 million, zero-coupon, convertible, subordinated notes due 2023 bear no interest and are denominated in U.S. dollars. Therefore, there is no interest or foreign currency exchange risk associated with the outstanding notes.
Foreign Currency Exchange Rate Risk
     The majority of our revenues derived and expenses and liabilities incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms” in the “Risk Factors” section. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. During the twelve months ended December 31, 2008, the foreign currency translation adjustments to our comprehensive income were $19.6 million and the currency transaction gains was approximately $3.3 million, primarily as a result of the Chinese renminbi appreciating against the U.S. dollar. Below is a sensitivity analysis on the impact of a change in the value of the Chinese renminbi against the U.S. dollar assuming: (1) projected net income from operation in China equal to fiscal 2008, (2) projected net assets of the operation in China equal to the balances in Chinese renminbi and U.S. dollar as of December 31, 2008 and (3) currency fluctuation occurs proportionately over the period:

	Translation
Change in the value of	adjustments to	Transaction gain
Chinese renminbi against the	comprehensive income	(loss)
U.S. dollar	(in thousands)	(in thousands)
Appreciate 2%	$8,775	$(73)
Appreciate 5%	$21,972	$(183)
Depreciate 2%	$(8,756)	$73
Depreciate 5%	$(21,853)	$183
Investment Risk
   Investment in marketable debt securities
     We invest in marketable debt securities to preserve principal and maximize yield without significantly increasing risks. As of December 31, 2008, our marketable debt securities totaled $14.9 million. These marketable debt securities are accounted for as available-for-sale and are reported at fair value, because our intent is to make them readily available for sale to meet operating or acquisition needs. As of December 31, 2008, unrealized loss recorded in accumulated other comprehensive income of shareholders’ equity was $0.3 million. See also Note 7 in our Notes to Consolidated Financial Statements.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
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
     PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this Form 20-F.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and its affiliates, our independent auditor and principal accountant for fiscal 2007 and 2008.

	2008	2007
Audit Fees	$1,295,915	$1,077,218
Audit-Related Fees (1)	—	102,547
Tax Fees (2)	30,551	36,900
All Other Fees (3)	1,500	1,500

(1)	Audit-Related Fees consist of fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(2)	Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(3)	All Other Fees consist of $1,500 subscription fee for accounting rules and materials.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.
Item 16F. Change in Registrant’s Certifying Accountant
     There is no change in the Company’s certifying accountant during the Company’s two most recent fiscal years or any subsequent interim period.
Item 16G. Corporate Governance
     The Company’s corporate governance practices have generally followed the requirements of NASDAQ market rules and Sarbanes-Oxley Act with respect to corporate governance.
PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The consolidated financial statements of SINA Corporation and its subsidiaries are included at the end of this Annual Report.
Item 19. Exhibits
     The agreements filed as exhibits to this Annual Report on Form 20-F are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, and such representations and warranties have been made solely for the benefit of the other parties to the applicable agreement. The representations and warranties (i) may not be categorical statements of fact, but rather as a method of allocating the risk to one of the parties should such statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement, (iii) may apply standards of materiality in a way that is different from what may be viewed as material by investors, and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 20-F and the Company’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

1.2	Amended and Restated Memorandum of Association of SINA.com (currently known as SINA Corporation) (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).

4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.9*	Form Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 58 North 4th Ring Road West, Haidian,, Beijing, PRC, and the list of the lease agreements.

4.10	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.11	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

Exhibit
Number	Description

4.12	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.13	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co. Ltd. (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.14	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.28 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.15	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.16	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.17	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.18	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.19*	Share Pledge Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company.

4.20*	Loan Agreements (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company for funding significant Variable Interest Entities controlled by the Company.

4.21*	Agreements on Authorization to Exercise Shareholder’s Voting Power (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company.

4.22*	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc.

4.23*	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd and Beijing SINA Internet Information Services Co., Ltd.

4.24*	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd.

4.25*	Translation of Mobile Value Added Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd.

4.26*	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.

4.27	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.28	Employment Agreement dated July 31, 2006 between Charles Guowei Chao and SINA Corporation (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2006, and incorporated herein by reference).

Exhibit
Number	Description

4.29	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.30	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.31	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.32	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.33	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.34	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.35	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.36	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.37	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.38	Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.39	Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.40*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.41*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.42*†	Asset Purchase Agreement dated as of December 22, 2008 by and between Focus Media Holding Limited and the Company.

8.1*	List of Subsidiaries.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

*	Filed herewith.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation
	By:	/S/ Charles Chao
Charles Chao
Date: June 29, 2009		President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of SINA Corporation:
     In our opinion, the accompanying consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty of Income Taxes” since January 1, 2007 .
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
Date: June 29, 2009

SINA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$383,320	$271,666
Short-term investments	220,504	206,333
Accounts receivable, net of allowances for doubtful accounts of $9,146 and $5,663, respectively	79,183	56,719
Prepaid expenses and other current assets	9,424	8,840

Total current assets	692,431	543,558
Property and equipment, net	34,111	26,846
Equity investments	—	1,300
Intangible assets, net	10,477	6,695
Goodwill	84,050	82,663
Other assets	1,425	1,201

Total assets	$822,494	$662,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,397	$940
Accrued liabilities	68,468	49,488
Income taxes payable	17,391	9,079
Deferred revenue	7,651	7,443
Convertible debt	99,000	99,000

Total current liabilities	193,907	165,950
Long-term liabilities:
Other liabilities	4,039	1,337

Total liabilities	197,946	167,287

Commitments and contingencies (Note 18)
Minority interests	4,043	—

Shareholders’ equity:
Ordinary Shares: $0.133 par value; 150,000 shares authorized; 56,121 and 55,521 shares issued and outstanding	7,464	7,384
Additional paid-in capital	357,109	332,461
Retained earnings	204,340	123,702
Accumulated other comprehensive income (loss):
Unrealized loss on investments in marketable securities	(329)	(920)
Cumulative translation adjustments	51,921	32,349

Total shareholders’ equity	620,505	494,976

Total liabilities, minority interests and shareholders’ equity	$822,494	$662,263

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31,
	2008	2007	2006
Net revenues:
Advertising	$258,499	$168,926	$120,067
Non-advertising	111,088	77,201	92,787

	369,587	246,127	212,854

Costs of revenue:
Advertising	100,008	63,466	42,529
Non-advertising	50,327	31,236	36,881

	150,335	94,702	79,410

Gross profit	219,252	151,425	133,444

Operating expenses:
Sales and marketing	79,784	50,555	49,972
Product development	30,371	21,942	19,573
General and administrative	33,179	26,738	27,172
Amortization of intangible assets	1,337	1,176	1,820

Total operating expenses	144,671	100,411	98,537

Income from operations	74,581	51,014	34,907
Interest and other income, net	18,270	12,731	8,549
Amortization of convertible debt issuance cost	—	(342)	(685)
Loss on investment in Tidetime Sun	—	—	(147)
Gain on sale of business and equity investments, net	2,358	830	1,343

Income before income taxes and minority interests	95,209	64,233	43,967
Income tax expenses	(14,042)	(6,504)	(4,051)

Income before minority interests	81,167	57,729	39,916
Minority interests	(529)	—	—

Net income	$80,638	$57,729	$39,916

Basic net income per share	$1.44	$1.05	$0.74
Diluted net income per share	$1.33	$0.97	$0.69

Shares used in computing basic income per share	55,821	55,038	53,696
Shares used in computing diluted income per share	60,474	60,020	58,549
The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

					Accumulated
			Additional		Other	Total
	Ordinary Shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income	Equity
Balances at December 31, 2005	53,265	$7,084	$284,559	$26,057	$1,922	$319,622
Comprehensive income:
Net income	—	—	—	39,916	—	39,916
Unrealized gain on marketable securities	—	—	—	—	532	532
Currency translation adjustments	—	—	—	—	8,290	8,290

Total comprehensive income						48,738

Issuance of ordinary shares pursuant to stock plans	895	119	9,860	—	—	9,979
Stock-based compensation expenses	—	—	9,474	—	—	9,474
Business acquisition	184	25	(25)	—	—	—

Balances at December 31, 2006	54,344	7,228	303,868	65,973	10,744	387,813
Comprehensive income:
Net income	—	—	—	57,729	—	57,729
Unrealized gain on marketable securities	—	—	—	—	1,451	1,451
Currency translation adjustments	—	—	—	—	19,234	19,234

Total comprehensive income						78,414

Issuance of ordinary shares pursuant to stock plans	1,138	151	18,886	—	—	19,037
Stock-based compensation expenses	—	—	8,712	—	—	8,712
Issuance of ordinary shares pursuant to convertible bonds conversion	39	5	995	—	—	1,000

Balances at December 31, 2007	55,521	7,384	332,461	123,702	31,429	494,976
Comprehensive income:
Net income	—	—	—	80,638	—	80,638
Unrealized gain on marketable securities	—	—	—	—	591	591
Currency translation adjustments	—	—	—	—	19,572	19,572

Total comprehensive income						100,801

Issuance of ordinary shares pursuant to stock plans	600	80	10,469	—	—	10,549
Stock-based compensation expenses	—	—	14,309	—	—	14,309
Others	—	—	(130)	—	—	(130)

Balances at December 31, 2008	56,121	$7,464	$357,109	$204,340	$51,592	$620,505

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$80,638	$57,729	$39,916
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,002	13,374	9,892
Stock-based compensation	14,309	8,712	9,474
Amortization of convertible debt issuance cost	—	342	685
Amortization of intangible assets	1,603	1,176	1,820
Provision for allowance for doubtful accounts	3,528	5,294	5,044
Income attributable to minority interests	529	—	—
Deferred income taxes	(56)	474	(350)
Gain on sale of business and equity investments, net	(2,358)	(830)	(1,343)
Foreign exchange gains from liquidated subsidiaries	(1,964)	—	—
Loss on investment in Tidetime Sun	—	—	147
Loss on disposal of property and equipment	53	83	17
Changes in assets and liabilities (net of effect from business acquisition):
Accounts receivable	(21,903)	(14,241)	(14,791)
Prepaid expenses and other current assets	65	2,003	(490)
Other assets	24	77	1,429
Accounts payable	62	(58)	(1)
Accrued liabilities	14,646	9,140	11,171
Income taxes payable	8,614	2,504	2,922
Deferred revenue	208	3,286	(2,445)

Net cash provided by operating activities	114,000	89,065	63,097

Cash flows from investing activities, net of effect from business acquisition:
Purchases of short-term investments	(154,036)	(98,792)	(102,135)
Maturities of short-term investments	150,885	104,354	120,121
Purchases of property and equipment	(18,790)	(12,158)	(14,090)
Cash paid for acquisitions, net of cash acquired, and equity investments	(2,019)	(1,261)	(11,266)
Proceeds from sale of business and investments, net	—	2,000	6,520

Net cash used in investing activities	(23,960)	(5,857)	(850)

Cash flows from financing activities:
Proceeds from minority shareholder	2,500	—	—
Proceeds from issuance of ordinary shares	10,549	19,037	9,979
Other financing activities	(642)	—	—

Net cash provided by financing activities	12,407	19,037	9,979

Effect of exchange rate change on cash and cash equivalents	9,207	6,244	2,541

Net increase in cash and cash equivalents	111,654	108,489	74,767
Cash and cash equivalents at the beginning of the year	271,666	163,177	88,410

Cash and cash equivalents at the end of the year	$383,320	$271,666	$163,177

Supplemental disclosures:
Cash paid for income taxes	$5,270	$3,634	$1,294

Cash paid for acquisitions	$(3,663)	$—	$(11,266)
Cash acquired	1,644	—	—

Cash paid for acquisitions, net of cash acquired	$(2,019)	$—	$(11,266)

Supplemental disclosures of noncash investing and financing activities:
Ordinary shares issued pursuance to convertible bond conversion	$—	$1,000	$—

Increase in equity investment from deposit on equity investment	$—	$—	$800

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Operations
     SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and value-added information service provider in the People’s Republic of China (the “PRC” or “China”) and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and fee-based services.
     On December 22, 2008, the Company announced that it entered into a definitive agreement with Focus Media Holding Limited (“Focus”) to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the December 22, 2008 announcement, SINA will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute SINA shares to its shareholders shortly after the closing.
2. Significant Accounting Policies
   Basis of presentation and use of estimates
     The preparation of the consolidated financial statements is in conformity with accounting principles generally accepted in the U.S., which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, such differences may be material to the financial statements. The Company believes accounting for advertising and MVAS revenues, accounting for income taxes, assessment of impairment of goodwill and long-lived assets, assessment of impairment of marketable securities, allowance for doubtful accounts, assessment of impairment of equity investments, stock-based compensation, determination of the estimated useful lives of assets, accounting for advertising expenses and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.
   Consolidation
     The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”) requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns.
     To comply with PRC laws and regulations, the Company provides substantially all its Internet content, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services due to the Company. As of December 31, 2008, the total amount of interest-free loans to these PRC employees was $8.0 million and the aggregate accumulated losses of all VIEs were approximately $3.2 million, which have been included in the consolidated financial statements.

     The following is a summary of the major VIEs of the Company:
•	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through business agreement. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through business agreement. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through business agreement. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through business agreement. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through business agreement. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.

•	Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”), a China company controlled by us through a series of contractual arrangements. Beijing Leju is an advertising agency and is responsible for selling advertisement of real-estate and home decoration channels. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including agency and issuance of advertisements. The registered capital of Beijing Leju is $0.1 million.
     The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies were consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing were consolidated by the Company since March 2004. The operating results of the IAD Company were consolidated since its establishment in 2004. The operating results of Beijing Leju were consolidated since its establishment in 2008.
     Certain prior year amounts of the balance sheets and the statements of operations and cash flow have been reclassified to conform to the current year presentation.
   Cash equivalents
     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash equivalents were comprised primarily of investments in time deposits, commercial paper and money market funds stated at cost plus accrued interest, which approximated fair value.
   Available-for-sale securities
     Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than- temporary impairment, which will be charged to income.

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
   Long-lived assets
     Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $16.0 million, $13.4 million and $9.9 million for fiscal 2008, 2007 and 2006, respectively.
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
     Goodwill. Goodwill is carried at cost. Under SFAS No. 142, “Goodwill and Intangible Assets” (“SFAS 142”), goodwill is no longer amortized but tested for impairment annually, or more frequently, if facts and circumstances warrant a review. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level below, is compared to its carrying value, including goodwill. The Company generally determines the fair value of its reporting units using a blended market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.
     Intangible assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from eighteen months to ten years.
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
     The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The evaluation process is based on information that it receives from these privately-held companies. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies.

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
   Revenue recognition
     Advertising
     Advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectibility is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company’s websites are recognized ratably over the term of such programs. Revenues for advertising services are recognized net of agency rebates. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.
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
     Non-advertising
     MVAS. MVAS revenues are derived principally from providing mobile phone users with SMS, MMS, CRBT, WAP, IVR and Kjava games. These services include news and other content subscriptions, picture and logo download, ring tones, ring back tones, mobile games and access to music files. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     The Company contracts with China Mobile and its subsidiaries, China Unicom and its subsidiaries, and, to a lesser degree, other operators, for billing, collection and transmission services related to the MVAS offered to its users. The Company also contracts with other service providers to provide content and to distribute MVAS or other services for us. In accordance with EITF No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” revenues are recorded on a gross basis when most of the gross indicators are met, such as the Company is considered the primary obligor in the arrangement, designs and develops (in some cases with the assistance of third-parties) the MVAS, has reasonable latitude to establish price, has discretion in selecting the operators to offer its MVAS, provides customer services related to the MVAS and takes on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met.
     The Company purchases certain contents from third-party content providers for its MVAS. In most of these arrangements, the fees payable to the third-party content providers are calculated based on certain percentages of the revenue earned by their contents after deducting the fees paid to the third-party operators. The Company’s MVAS revenues are inclusive of such fees when the Company acts as the principal in these arrangements by having the ability to determine the fees charged to end users and being the primary obligor to the end users with respect to providing such services.

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
     Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2008, 2007 and 2006, the Company recorded MVAS revenues in the amount of $103.3 million, $70.5 million and $86.3 million, respectively. If the Company had not used the one-month lag reporting policy, its revenues from MVAS for the years ended December 31, 2008, 2007 and 2006 would have been $103.6 million, $72.1 million and $87.1 million, respectively.
     Credit memos issued by operators on billings that were previously settled and for which payments have been received are accounted for as a credit to revenue based on a historical rolling average. Historically, the true-ups between accrued amounts and actual credit memos issued have not been significant.
     Fee-based services. Fee-based services allow the Company’s users to subscribe to services on its websites including online games, paid email services, etc. Revenues from these services are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     E-commerce. E-commerce revenues are derived principally from slotting fees charged to agencies for selective positioning and promotion of their goods or services within the Company’s online mall, SINAMall, and from commissions calculated as a percentage of the online sales transaction value of the merchants. Slotting fee revenue is recognized ratably over the period the products are shown on the Company’s website while the commission revenue is recognized on a net basis after both successful online verification of customers’ credit cards and shipment of products. Product returns have not been significant and are assumed by vendors.
     Enterprise services. Enterprise services mainly include paid search and directory listings, corporate emails and classified listings. Revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     In accordance with GAAP, the recognition of these revenues is partly based on the Company’s assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company’s assessment of the probability of collection of accounts receivable had been different.
     Pursuant to EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement,” the Company presents taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for fiscal 2008, 2007 and 2006 were $25.9 million, $17.5 million and $13.2 million, respectively.
   Costs of revenues
     Advertising
     Costs of advertising revenue consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, and equipment depreciation associated with the website production. Costs of advertising revenue also include business taxes, surcharges and cultural business construction fees levied on advertising sales in China, which are approximately 8.5% of the advertising revenues in China.

     Non-advertising
     Costs of non-advertising revenue consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenue also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising sales in China. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
   Product development expenses
     Product development expenses consist primarily of personnel-related expenses incurred for enhancement to and maintenance of the Company’s websites as well as costs associated with new product development and product enhancements. The Company recognizes website development costs in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of website content. Costs incurred in the development phase are capitalized and amortized on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, whichever is greater. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have substantially been expensed as incurred.
   Advertising expenses
     Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expenses. The nature of the Company’s direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company considered Statement of Position 93-7 — “Reporting on Advertising Costs” (“SOP 93-7”) issued by the American Institute of Certified Public Accountants (“AICPA”) and concluded that the criteria specified for capitalizing the costs of direct response advertising for subscription-based MVAS were not met. Advertising expenses for fiscal years 2008, 2007 and 2006 were $46.4 million, $24.6 million and $23.3 million, respectively.
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
     The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Options granted generally vest over four years.
     The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its common shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of three to four years.
     The Company recognizes the estimated compensation cost of performance-based restricted share units based on the fair value of its common shares on the date of the grant. The awards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of estimated forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.
     Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

     See Note 14 Shareholders’ Equity for further discussion on stock-based compensation.
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
     The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, as a result of the implementation of FIN 48. For the years ended December 31, 2008 and 2007, the Company did not have any significant liabilities nor any interest or penalties associated with unrecognized tax benefit. As of December 31, 2008 and 2007, the Company did not have any significant unrecognized uncertain tax positions.
     In accordance with APB Opinion No. 23, “Accounting for Income Taxes — Special Areas,” undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the new Enterprise Income Tax Law (“the EIT Law”) in China, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a significant withholding tax should it decides to distribute earnings made since 2008 offshore.
   Foreign currency
     The Company’s reporting currency and functional currency are the U.S. dollar. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses.
     Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Net gains and losses resulting from foreign exchange transactions are included in interest and other income. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated. Foreign currency translation adjustments to the Company’s comprehensive income for 2008, 2007 and 2006 were $19.6 million, $19.2 million and $8.3 million, respectively. Net foreign currency transaction gains for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar. Net foreign currency transaction loss for 2006 was $0.1 million.
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
   Recent accounting pronouncements
     In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 140-4 and FIN 46R-8 (“FSP 140-4 and FIN 46R-8”), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for the Company for fiscal years beginning after December 15, 2008. Because FSP 140-4 and FIN 46R-8 only require additional disclosures, the adoption will not impact the Company’s consolidated financial position, cash flows or results of operations.
     In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. As required by FSP APB 14-1, the Company estimates the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument will be retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount will be recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods. Although FSP APB 14-1 will have no impact on the Company’s actual past or future cash flows, it requires the Company to record a significant amount of non-cash interest expense as the debt discount is amortized that would not have occurred under previous GAAP. The Company estimates that the adoption of FSP APB 14-1 will increase the Company’s interest expense for July 2003 to July 2007 by $25.8 million which $22.2 million will be adjusted in the opening retained earnings and $3.6 million will be an adjustment to the income statement for 2007.
     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. FSP 142-3 is effective for intangible assets acquired after December 15,2008 and early application is prohibited. The impact of the adoption of FSP 142-3 on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the intangible assets acquired after the adoption of this statement.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 160. “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 will not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 in 2008 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations. The Company is still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.
3. Minority Interests
     In April 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, China Online Housing Technology Corporation (“COHT”). Thirty-four percent of COHT shares were issued to eHouse (China) Holdings Limited (“eHouse”) in exchange for payment of $2.5 million cash to the Company and a 10-year exclusive, business-to-consumer usage of its China Real Estate Information Circle (“CRIC”) database to COHT. The 10-year exclusive licensing of the CRIC database was appraised at $3.5 million and was recorded as an intangible asset and amortized on a straight-line basis over the life of the license. A gain of $3.1 million was recorded from stepping up eHouse’s share of COHT to fair value. Financial results of COHT have been consolidated into the Company’s operating results since its inception in 2008.
     In July 2008, the Company invested an additional $3.6 million to take a controlling interest in a privately held web-application development firm. Based on estimated fair value, the follow-on investment resulted in recognizing $1.8 million in intangible assets, $1.4 million in goodwill and an investment loss of $0.8 million. The operating results of the privately held company have been consolidated by the Company since July 2008.
4. Goodwill and Intangible Assets
     The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”) in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”) in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company also acquired Davidhill Capital Inc., a British Virgin Islands limited liability corporation (“Davidhill”), and its UC instant messaging technology platform in 2004. In 2008, the Company took controlling interest in a privately held web-application development firm. The following table summarizes goodwill by segment from these acquisitions:

	Advertising	MVAS	Total
	(In thousands)
Balances at December 31, 2006	$13,772	$68,891	$82,663

Balances at December 31, 2007	$13,772	$68,891	$82,663
Additional interest in a majority-owned investment	1,387	—	1,387

Balances at December 31, 2008	$15,159	$68,891	$84,050

     The Company is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2008, and concluded that there was no impairment as to the carrying value of the goodwill.

     The following table summarizes the Company’s intangible assets:

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	(In thousands)
Technology	$10,300	$(4,635)	$5,665	$10,300	$(3,605)	$6,695
Database	3,541	(266)	3,275	—	—	—
Software	1,844	(307)	1,537	—	—	—
Non-compete agreements	—	—	—	3,147	(3,147)	—

Total	$15,685	$(5,208)	$10,477	$13,447	$(6,752)	$6,695

     All intangible assets are amortizable. Technology and database have estimated useful lives of ten years. Software is amortized over three years. Non-compete agreements have estimated useful lives of eighteen months to thirty-six months.
     Amortization expense related to intangible assets was $1.6 million, $1.2 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, estimated amortization expenses for future periods are expected to be as follows:

Fiscal year	(In thousands)
2009	$1,998
2010	1,998
2011	1,693
2012	1,384
2013	1,384
Thereafter	2,020

Total expected amortization expense	$10,477

5. Investment in Tidetime Sun
     Investment in Tidetime Sun was accounted for as an investment in marketable equity securities under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and classified as available for sale. In December 2006, the Company sold its investment in Tidetime Sun for $0.6 million. Net loss on investment for 2006 was $0.1 million.
6. Equity Investments
     Equity investments comprised of joint ventures and other privately held companies. The following sets forth the changes in the Company’s equity investments.

	Shanghai NC-SINA	Others	Total
	(In thousands)
Balances at December 31, 2005	$1,417	$1,844	$3,261
Investment	—	800	800
Share of loss of equity investments	(108)	(582)	(690)
Sale of equity investments	(1,309)	(892)	(2,201)

Balances at December 31, 2006	—	1,170	1,170
Investment	—	1,300	1,300
Sale of equity investments	—	(1,170)	(1,170)

Balance at December 31, 2007	—	1,300	1,300
Converted to controlling interest	—	(1,300)	(1,300)

Balance at December 31, 2008	$—	$—	$—

     In May 2006, the Company sold its 51% interest in Shanghai-NC SINA, a joint venture with NC Soft, a Korean online game company, to NC Soft and recorded a gain of $2.0 million. In June 2007, the company sold its interest in a privately held company and recorded a gain of $0.8 million. In July 2008, the Company took a controlling interest in a privately held firm through a $3.6 million follow-on investment.

7. Cash, Cash Equivalents and Short-term Investments
     Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2008 and 2007:

	As of December 31, 2008			As of December 31, 2007
		Unrealized	Estimated fair		Unrealized	Estimated fair
	Carrying value	losses	value	Carrying value	losses	value
	(In thousands)
Cash and cash equivalents:
Cash	$196,548	$—	$196,548	$147,724	$—	$147,724
Cash equivalents:
Bank time deposits	56,617	—	56,617	30,433	—	30,433
Money market funds	130,155	—	130,155	93,509	—	93,509

	186,772	—	186,772	123,942	—	123,942

	383,320	—	383,320	271,666	—	271,666

Short-term investments:
Bank time deposits	205,609	—	205,609	165,872	—	165,872
U.S. Treasury and federal agency bonds	—	—	—	16,080	(397)	15,683
Corporate bonds and notes	15,224	(329)	14,895	20,328	(138)	20,190
Floating rate notes	—	—	—	4,973	(385)	4,588

	220,833	(329)	220,504	207,253	(920)	206,333

Total cash, cash equivalents and short-term investments	$604,153	$(329)	$603,824	$478,919	$(920)	$477,999

     Interest income for the years ended December 31, 2008, 2007 and 2006 was $15.4 million, $11.5 million and $8.5 million, respectively.
     In accordance with FASB Staff Position No. FAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the following table summarizes the fair value and unrealized gains/(losses) related to available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008:

	Less than 12 months		Total
		Gross		Gross
	Estimated	unrealized	Estimated	unrealized
	fair value	losses	fair value	losses
(In thousands)
Corporate bonds and notes	$14,895	$(329)	$14,895	$(329)
     Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and market demand and are considered to be temporary in nature. Realized gains or loss on short-term investments were immaterial for the periods presented. See Note 2 for the Company’s policy on available-for-sale securities.

     The following table summarizes the contractual maturities of short-term investments at December 31, 2008:

		Gross
	Estimated	unrealized
	fair value	losses
	(In thousands)
Due within one year	$210,839	$6
Due after five years	9,665	(335)

	$220,504	$(329)

8. Balance Sheet Components

	December 31,
	2008	2007
	(In thousands)
Accounts receivable, net:
Accounts receivable	$88,329	$62,382
Allowance for doubtful accounts:
Balance at beginning of year	(5,663)	(4,471)
Additional provision charged to expenses	(3,528)	(5,294)
Write-off, net of recoveries	45	4,102

Balance at end of year	(9,146)	(5,663)

	$79,183	$56,719

Prepaid expenses and other current assets:
Content fees	$4,034	$3,906
Rental and other deposits	1,404	1,092
Others	3,986	3,842

	$9,424	$8,840

Property and equipment, net:
Computers and equipment	$76,253	$57,826
Leasehold improvements	4,988	3,805
Furniture and fixtures	3,821	2,663
Other	1,571	1,637

	86,633	65,931
Less: Accumulated depreciation and amortization	(52,522)	(39,085)

	$34,111	$26,846

Accrued liabilities:
Accrued compensation and benefits	$9,480	$7,990
Sales commission	4,055	2,407
Business taxes payable	5,835	5,961
Sales rebates	10,305	11,777
Marketing expenses	9,100	4,641
Professional fees	5,144	2,185
Internet connection costs	3,151	1,160
Content fees	13,526	8,403
Others	7,872	4,964

	$68,468	$49,488

9. Related Party Transactions
     In April 2007, one of the Company’s subsidiaries, entered into an agreement with Broadvision Inc. (“Broadvision”). Mr. Pehong Chen, a director of SINA, is a significant stockholder of Broadvision and serves as its Chairman, Chief Executive Officer and President. Under the agreement, Broadvision provides HR information management hosting service, including software subscription and system upgrade, feature enhancement and technical support, to the Company’s operations in China for an annual subscription fee of RMB 500,000 or approximately $66,000. Broadvision also charges an initial system implementation fee of RMB 500,000. SINA has an option to buy out the software license from Broadvision on a non-exclusive basis by paying a lump-sum amount (RMB 2,000,000, RMB 1,500,000, or RMB 1,000,000 for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services. For 2007 and 2008, the Company paid Broadvision approximately $131,000 and $72,000, respectively. There was no payable outstanding as of December 31, 2008.
     During 2007, a VIE of the Company entered into a $0.4 million technical support contract with an equity investment. All amounts were expensed and paid in 2007. In 2008, the Company took a controlling interest in the privately held firm and began consolidating its results.
10. Income Taxes
     The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the U.S. of America, Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2008. The Company generated substantially all of its net income from its PRC operations for the years ended December 31, 2008, 2007 and 2006, and the Company has recorded income tax provisions for these years.

     The components of income before income taxes are as follows:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except percentage)
Income before taxes and minority interests	$95,209	$64,233	$43,967
Loss from non China operations	$(12,938)	$(5,934)	$(12,161)
Income from China operations	$108,147	$70,167	$56,128
Income tax expenses applicable to China operations	$14,042	$6,504	$4,051
Effective tax rate for China operations	13%	9%	7%
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
     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and Foreign-Invested Enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration. In December 2008, two of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as new and high technology enterprises under the new EIT Law.
     The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes — Special Area,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. If the Company was to distribute its FIEs’ 2008 earnings, the Company would be subject to a withholding tax expense of approximately $4.7 million.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such withholding individual income tax rate is 20%.
Composition of income tax expenses for China operations
     The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs,:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Current tax provision	$(14,098)	$(6,030)	$(4,401)
Deferred tax provision	56	(474)	350

Income tax expenses	$(14,042)	$(6,504)	$(4,051)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations
     The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Years ended December 31,
	2008	2007	2006
Statutory EIT rate	25%	33%	33%
Effect on tax holiday, preferential tax rate and dividend tax on VIEs’ undistributed earnings, net	(13%)	(29%)	(32%)
Permanent differences	1%	1%	1%
Change in valuation allowance	—	4%	5%

Effective tax rate for China operations	13%	9%	7%

     The provisions for income taxes for the years ended December 31, 2008, 2007 and 2006 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The effective tax rate of the PRC operations for 2008 as higher than those of 2007 and 2006 primarily due to the phasing out of tax holiday in China.
     The following table sets forth the effect of tax holiday on China operations:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except per share amount)
Tax holiday effect	$16,146	$20,734	$18,323
Basic net income per share effect	$0.29	$0.38	$0.34
Diluted net income per share effect	$0.27	$0.35	$0.31
     The following table sets forth the significant components of deferred tax assets for China operations:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards (expiring through 2012)	$669	$1,021	$1,774
Allowances for doubtful accounts, accruals and other liabilities	5,159	4,168	3,165
Depreciation	1,736	2,828	1,620

Total deferred tax assets	7,564	8,017	6,559
Less: valuation allowance	(6,252)	(6,761)	(4,829)

Net deferred tax assets	$1,312	$1,256	$1,730

     Valuation allowances are provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i)

future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. In March 2007, upon the enactment of the EIT Law, the Company recalculated the carrying deferred tax assets based on the new EIT rate of 25%. As a result of the recalculation, deferred tax assets in the amount of $0.4 million were written down in the first quarter of 2007. During 2007, the valuation allowance for deferred tax assets related to the allowances for doubtful accounts was increased by $1.6 million based on the Company’s historical experience with the Chinese tax authorities.
   U.S.
     As of December 31, 2008, the Company’s subsidiary in the U.S. had approximately $80.7 million of federal and $36.9 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2028, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2010 through December 31, 2018. Included in the net operating loss carryforwards were $35.0 million and $22.1 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2008 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$30,013	$29,282	$28,461
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	425	441	445

Total deferred tax assets	30,438	29,723	28,906
Less: valuation allowance	(30,438)	(29,723)	(28,906)

Deferred tax assets	$—	$—	$—

   Hong Kong
     As of December 31, 2008, the Company’s Hong Kong subsidiary had approximately $14.3 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2008, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation as of December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,360	$2,130	$2,290
Less: valuation allowance	(2,360)	(2,130)	(2,290)

Deferred tax assets	$—	$—	$—

Aggregate net deferred tax assets

     The following table sets forth the significant components of the aggregate net deferred tax assets:

	December 31,
	2008	2007	2006
	(In thousands)
Net deferred tax assets included in other current assets and other assets:
Net operating loss carryforwards	$33,042	$32,433	$32,525
Allowances for doubtful accounts, accruals and other liabilities	5,238	4,263	3,264
Depreciation	1,736	2,828	1,620
Other tax credits	346	346	346

Total deferred tax assets	40,362	39,870	37,755
Less: valuation allowance	(39,050)	(38,614)	(36,025)

Net deferred tax assets	$1,312	$1,256	$1,730

Movement of valuation allowances for deferred tax assets
     The following table sets forth the movement of the aggregate valuation allowances for deferred assets:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Balance at beginning of the year	$38,614	$36,025	$32,555
Provision for the year	436	2,589	3,470

Balance at end of the year	$39,050	$38,614	$36,025

11. Net Income Per Share
     Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the year ended December 31, 2008, 2007 and 2006, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 644,000, 31,000 and 1.9 million, respectively.
     The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income used in computing basic net income per share	$80,638	$57,729	$39,916

Denominator:
Weighted average ordinary shares outstanding	55,821	55,038	53,696

Basic net income per share	$1.44	$1.05	$0.74

Diluted net income per share calculation:
Numerator:
Net income	$80,638	$57,729	$39,916
Amortization of convertible debt issuance cost	—	342	685

Net income used in computing diluted net income per share	$80,638	$58,071	$40,601

Denominator:
Weighted average ordinary shares outstanding	55,821	55,038	53,696
Weighted average ordinary shares equivalents:
Stock options	770	1,114	967
Unvested restricted shares	44	—	—
Convertible debt	3,839	3,868	3,877
Others	—	—	9

Shares used in computing diluted net income per share	60,474	60,020	58,549

Diluted net income per share	$1.33	$0.97	$0.69
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company had repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.

12. Employee Benefit Plans
   China Contribution Plan
     The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During the years ended December 31, 2008, 2007 and 2006, the Company contributed a total of $9.5 million, $6.5 million, $6.1 million, respectively, to these funds.
   401(k) Savings Plan
     The Company’s U.S. subsidiary has a savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their eligible pretax earnings up to the Internal Revenue Service’s annual contribution limit. All employees on the U.S. payroll of the Company age 21 years or older are eligible to participate in the 401(k) Plan. The Company has not been required to contribute to the 401(k) Plan.
13. Profit Appropriation
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
     General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2008, the Company is subject to a maximum appropriation of $15.4 million to these non-distributable reserve funds.
14. Shareholders’ Equity
   Stockholder Rights Plan
     In 2005, the Company put in place a Rights Plan to protect the best interests of all shareholders. In general, the Plan vests stockholders of SINA with rights to purchase ordinary common shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The rights will expire on February 22, 2015.
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
   2007 Share Incentive Plan
     On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a 5-year term with a fixed number of shares authorized for issuance. Under the plan, a total of 5,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. The maximum number of ordinary shares available for issuance will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 share for every 1 share issued as restricted shares or pursuant to a restricted unit. As of December 31, 2008, there were 693,000 options and 143,000 restricted share units outstanding under the 2007 Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the existing 1999 Stock Plan, 1999 Executive Plan and 1999 Directors’ Stock Option Plan were forfeited.
   1999 Stock Plan
     In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2006, the Company has cumulatively approved 14,358,000 ordinary shares for issuance under the 1999 Plan, including a previous plan carried over from 1997 and options assumed in the Sinanet acquisition. As of December 31, 2008, there were a total of 1,685,000 options outstanding under the 1999 Plan.
     Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the 1999 Plan were forfeited.
   1999 Executive Stock Option Plan
     In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 ordinary shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase ordinary shares and ordinary share purchase rights to eligible employees and consultants. As of December 31, 2008, there were a total of 139,000 options outstanding under the Executive Plan. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four- year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Executive Plan were forfeited.
   1999 Directors’ Stock Option Plan

     In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2008, 318,000 options were outstanding under the Directors’ Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Directors’ Plan were forfeited.
Compensation Costs
     Effective January 1, 2006, the Company adopted SFAS 123R. See Note 2 for a description of the Company’s adoption of SFAS 123R. Stock-based compensation expenses recognized in the Company’s Consolidated Statement of Operations were as follows:

	Years ended December 31,
	2008	2007	2006
	(in thousands)
Costs of revenues	$3,248	$1,788	$1,743
Sales and marketing	2,098	1,234	1,511
Product development	1,978	1,593	1,808
General and administrative	6,943	4,097	4,412

	$14,267	$8,712	$9,474

     As of December 31, 2008, there was $18.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     Valuation of Stock Options
     The assumptions used to value the Company’s option grants were as follows:

	Years ended December 31,
	2008	2007	2006
Stock options:
Expected term (in years)	4.0	4.0	3.8-5.0
Expected volatility	46% -50%	50%	68%-71%
Risk-free interest rate	2.0% - 2.7%	3.2%	5.0%-5.2%
Expected dividend yield	0	0	0
     Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for fiscal 2006, 2007 and 2008 due to the lack of industry comparison. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.
     The following table set forth the summary of number of shares available for issuance:

Shares Available
December 31, 2005	2,681
Granted	(2,100)
Cancelled/expired/forfeited	722

December 31, 2006	1,303
Increased authorization	5,000
Granted	(434)
Cancelled/expired/forfeited	(1,300)

December 31, 2007	4,569
Granted *	(804)
Cancelled/expired/forfeited	86

December 31, 2008	3,851

*	In 2008, 676,000 options and 73,300 restricted shares units, or 128,275 equivalent shares, were granted.
   Summary of Stock Option
     The following table sets forth the summary of option activity under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(in thousands)		(in years)	(in thousands)
December 31, 2005	3,610	$14.97
Granted	2,100	$23.90
Exercised	(896)	$11.14
Cancelled/expired/forfeited	(722)	$11.84

December 31, 2006	4,092	$20.95	6.14	$32,668
Granted	84	$49.95
Exercised	(1,138)	$16.73
Cancelled/expired/forfeited	(238)	$22.31

December 31, 2007	2,800	$23.41	5.22	$58,981
Granted	676	$33.94
Exercised	(483)	$21.82
Cancelled/expired/forfeited	(158)	$29.61

December 31, 2008	2,835	$25.85	4.39	$4,018

Vested and expected to vest as of December 31, 2006	3,898	$20.82	6.16	$31,658
Exercisable as of December 31, 2006	1,882	$18.56	6.38	$20,015
Vested and expected to vest as of December 31, 2007	2,711	$23.32	5.24	$57,321
Exercisable as of December 31, 2007	1,561	$21.86	5.53	$35,046
Vested and expected to vest as of December 31, 2008	2,736	$25.63	4.38	$4,018
Exercisable as of December 31, 2008	1,785	$23.45	4.38	$4,015
     The weighted average estimated fair value of options granted during 2008, 2007 and 2006 was $13.75, $20.84 and $13.57, respectively. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $11.6 million, $25.6 million and $14.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2008 was $10.5 million.
     As of December 31, 2008, there was $15.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2008 was $4.0 million and $4.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $59.0 million and $35.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $32.7 million and $20.0 million, respectively. The intrinsic value is calculated as the difference between the market value as of the last day of the fiscal year and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2008, 2007 and 2006 was $23.15, $44.31 and $28.7, respectively.
     Information regarding the stock options outstanding at December 31, 2008 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(in thousands)		(in thousands)		(in years)
$0.5 – $23.17	1,049	$19.33	773	$17.96	3.87
$24.23 – $24.73	863	$24.62	653	$24.59	4.03
$25.57 – $33.68	743	$32.49	278	$31.19	5.32
$36.40 – $49.95	180	$42.31	81	$39.94	5.37

	2,835	$25.85	1,785	$23.45	4.39

   Summary of Service-Based Restricted Share Units
     Service-based restricted share units activities in 2008 and 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
December 31, 2006	—	—
Awarded	100	$46.83

December 31, 2007	100	$46.83
Issued	(25)	$46.83

December 31, 2008	75	$46.83

     There were no service-based restricted share units granted in 2006. Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2008, there was $2.8 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.6 years.
  Summary of Performance-Based Restricted Share Units
     Performance-based restricted share unit activities in 2008 and 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
December 31, 2006	—	—
Awarded	100	$46.83
Forfeited	(2)	—

December 31, 2007	98	$46.83
Awarded	73	$33.29
Issued	(91)	$41.80
Forfeited	(12)	$37.84

December 31, 2008	68	$40.57

     There were no performance-based restricted share units granted in 2006. Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2008, there was no unrecognized compensation cost related to non-vested, performance-based restricted share units granted to the Company’s employees.
     In September 2008, the Company’s subsidiary COHT adopted a 2008 Share Incentive Plan (“2008 COHT Plan”). The 2008 COHT Plan permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Options with a fair value of $534,000 were granted during 2008. Stock compensation expenses related to the grant are amortized over four years on a straight-line basis, with $42,000 expensed in 2008.
15. Segment Information
     Based on the criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company currently operates in three principal business segments globally—advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) are usually at the revenue or gross margin level. The Company currently does not allocate operating costs or assets to its segments, as its CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.

     The following is a summary of revenues, costs of revenues and gross profit margins:

	Advertising	MVAS	Other	Total
	(In thousands)
Year ended and as of December 31, 2008:
Net revenues	$258,499	$103,318	$7,770	$369,587
Costs of revenues	100,008	48,005	2,322	150,335
Gross profit margins	61%	54%	70%	59%
Year ended and as of December 31, 2007:
Net revenues	$168,926	$70,489	$6,712	$246,127
Costs of revenues	63,466	29,339	1,897	94,702
Gross profit margins	62%	58%	72%	62%
Year ended and as of December 31, 2006:
Net revenues	$120,067	$86,257	$6,530	$212,854
Costs of revenues	42,529	34,255	2,626	79,410
Gross profit margins	65%	60%	60%	63%
     The following is a summary of the Company’s geographic operations:

	China	International	Total
	(In thousands)
Year ended and as of December 31, 2008:
Revenues	$365,959	$3,628	$369,587
Long-lived assets	33,005	1,106	34,111
Year ended and as of December 31, 2007:
Revenues	$242,036	$4,091	$246,127
Long-lived assets	25,481	1,365	26,846
Year ended and as of December 31, 2006:
Revenues	$209,200	$3,654	$212,854
Long-lived assets	25,726	1,375	27,101
     Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise of the net book value of property and equipment.
16. Financial Instruments
Fair Value of Financial Instruments

	Fair Value Measurements at December 31, 2008
		Quoted Prices in Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)
Money market funds (1)	$130,155	$130,155	$—
Bank time deposits (2)	262,226	—	262,226
Corporate bonds and notes (3)	14,895	—	14,895

Total	$407,276	$130,155	$277,121

(1)	Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)	Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

(3)	Included in short-term investments on the Company’s consolidated balance sheets.
Concentration of Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable debt securities, accounts receivables. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which the Company has no way to hedge.
     The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.
     The Company has approximately $361.6 million in cash and bank deposits, such as time deposits and bank notes, with large domestic banks in China, which constitute about 60% of its total cash, cash equivalent and short-term investments as of December 31, 2008. The terms of these deposits are generally up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in whom the Company hold cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.
     Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2008 and 2007, approximately 99% and 98% of the net accounts receivable were derived from the Company’s operations in the PRC.
     For the years ended 2008, 2007, and 2006, advertising revenues from agencies were approximately 91%, 92% and 87%, respectively, of the Company’s advertising revenues. Focus Media Holding Limited (“Focus”), a large advertising agency in China, through its subsidiaries and affiliates accounted for 14%, 15%, and less than 10% of the Company total revenues in 2008, 2007 and 2006, respectively. No individual advertising customer accounted for 10% or more of total revenues for 2008, 2007 and 2006. Focus accounted for 18% and 24% of the Company’s total accounts receivables as of December 31, 2008 and 2007, respectively. Beijing Shiji Huamei Advertising Ltd., another large advertising agency in China, accounted for 11% of the Company’s total accounts receivables as of December 31, 2008 while HY Link Advertising (BJ) Co., also a large advertising agency in China, accounted for 10% of the Company’s total accounts receivables as of December 31, 2007. No individual advertising customer accounted for 10% or more of accounts receivables as of December 31, 2008 and 2007.
     With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 25%, 21% and 30% of the Company’s total revenues in 2008, 2007 and 2006, respectively. Revenues from the SMS product line accounted for less than 10%, 15% and 26% of the Company’s total revenues for 2008, 2007 and 2006, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for 10% of the Company’s accounts receivables as of December 31, 2008, and no mobile operators accounted for 10% or more of the Company’s receivables as of December 31, 2007. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.
     The majority of the Company’s net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2008, the Company is subject to a maximum appropriation of $15.4 million to these non-distributable reserve funds. The Company’s subsidiaries and VIEs in China are subject to different tax rates. See Note 10 — Income Taxes.
     The majority of the Company’s revenues derived and expenses incurred were in Chinese RMB as of December 31, 2008. The Company’s cash, cash equivalents and short-term investments balance denominated in Chinese RMB was approximately $357.9 million, which accounted for approximately 59% of its total cash, cash equivalents and short-term investments balance as of December 31, 2008. The Company’s accounts receivable balance denominated in Chinese RMB was approximately $78.1 million, which accounted for approximately 99% of its total accounts receivable balance. The Company’s current liabilities balance denominated in Chinese RMB was approximately $90.2 million, which accounted for approximately 47% of its total current liabilities balance as of December 31, 2008. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.
     The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2008.

17. Convertible Debt
     In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. During 2007, $1 million of the Notes were converted to SINA ordinary shares upon purchase’s request. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended December 31, 2008, the sale price of SINA ordinary shares did not exceed the threshold set forth in item (i) above; therefore, the Notes are not convertible into SINA ordinary shares during the quarter ending March 31, 2009.
     Upon a purchaser’s election to convert the Notes in the future, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes. In accordance with SFAS 78 obligations such as the Notes are considered current liabilities when they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.
18. Commitments and Contingencies
     Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities under non-cancelable operating leases with various expiration dates through 2013. For the years ended December 31, 2008, 2007 and 2006, rental expenses were $6.5 million, $4.9 million and $3.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2008 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	five years	five years
		(In thousands)
Operating lease commitments	$8,874	$5,317	$3,221	$336	$—
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with websites production, content fees associated with websites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2008 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	Five years	five years
		(In thousands)
Purchase commitments	$33,458	$26,183	$6,819	$432	$24
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to US$100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company had repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
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

     As of the date the Company filed the Original Form 20-F, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.
19. Subsequent Events
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as the Company deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company has repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.