Form 20-F/A
period 2008-12-31
SINA CORP
filed 2009-09-18
CIK 1094005

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
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080, People’s Republic of China
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.133 par value Ordinary Shares Purchase Rights	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     As of December 31, 2008, there were 56,120,785 shares of the registrant’s ordinary shares outstanding, $0.133 par value.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
      Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Smaller reporting company
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
EX-4.42
EX-12.1
EX-12.2
EX-13.1
EX-13.2

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment No. 1”) to the registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 29, 2009 (the “Original Form 20-F”) is being filed solely to re-file Exhibit 4.42 for which the Company has submitted a confidential treatment request to the Securities and Exchange Commission (the “SEC”) to reflect changes in the redacted portions of such exhibit in connection with our request for confidential treatment of such exhibit. These changes in the redactions were made in response to comments that we received from the SEC regarding our confidential treatment request. Exhibit 4.42 to this Amendment No. 1 supersedes and replaces the corresponding exhibit filed with the Original Form 20-F.
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

SINA Corporation
Date: September 18, 2009	By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

Item 19. Exhibits
     The agreements filed as exhibits to this Amendment No. 1 to the Annual Report on Form 20-F are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, and such representations and warranties have been made solely for the benefit of the other parties to the applicable agreement. The representations and warranties (i) may not be categorical statements of fact, but rather as a method of allocating the risk to one of the parties should such statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement, (iii) may apply standards of materiality in a way that is different from what may be viewed as material by investors, and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 29, 2009 and the Company’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

1.2	Amended and Restated Memorandum of Association of SINA.com (currently known as SINA Corporation) (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).

4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

Exhibit
Number	Description

4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.9*	Form Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 58 North 4th Ring Road West, Haidian,, Beijing, PRC, and the list of the lease agreements.

4.10	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.11	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.12	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.13	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co. Ltd (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.14	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.28 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.15	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.16	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.17	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co., Ltd (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.18	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.19*	Share Pledge Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company.

4.20*	Loan Agreements (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company for funding significant Variable Interest Entities controlled by the Company.

4.21*	Agreements on Authorization to Exercise Shareholder’s Voting Power (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company.

4.22*	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc.

4.23*	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd and Beijing SINA Internet Information Services Co., Ltd.

Exhibit
Number	Description

4.24*	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd.

4.25*	Translation of Mobile Value Added Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd.

4.26*	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.

4.27	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.28	Employment Agreement dated July 31, 2006 between Charles Guowei Chao and SINA Corporation (Filed as Exhibit 10.1 to the Company’s Report on Form 10-Q for the three month period ended September 30, 2006, and incorporated herein by reference).

4.29	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.30	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.31	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.32	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.33	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.34	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.35	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.36	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.37	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.38	Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.39	Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.40*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.41*	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan.

4.42**†	Asset Purchase Agreement dated as of December 22, 2008 by and between Focus Media Holding Limited and the Company

8.1*	List of Subsidiaries.

12.1**	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description

12.2**	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.

13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

*	Filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 29, 2009.

**	Filed herewith.

†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.