Form 20-F
period 2009-12-31
SINA CORP
filed 2010-05-14
CIK 1094005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
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
Not Applicable
(Title of Class)

As of December 31, 2009, there were 60,918,842 shares of the registrant’s ordinary shares outstanding, $0.133 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes     ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing: U.S. GAAP ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐      Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17     ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

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

The selected consolidated statements of operation data presents the results for the five years ended December 31, 2009, 2008, 2007, 2006 and 2005. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended December 31,(1)(2)
	2009	2008	2007	2006	2005
	(In thousands, except per share data)

Operations:
Net revenues	$358,567	$369,587	$246,127	$212,854	$193,552
Gross profit	200,275	219,252	151,425	133,444	130,445
Income from operations	37,202	74,581	51,014	34,907	41,508
Income before income tax expense	420,628	95,209	60,619	37,016	39,102
Net income	412,305	81,167	54,115	32,965	36,692
Net income attributable to SINA	411,895	80,638	54,115	32,965	36,692
Net income per share attributable to SINA
Basic	$7.53	$1.44	$0.98	$0.61	$0.70
Diluted	$6.95	$1.33	$0.97	$0.69	$0.75

	December 31,
	2009	2008	2007	2006	2005
	(In thousands)

Financial position:
Cash, cash equivalents and short-term investments	$821,518	$603,824	$477,999	$362,751	$300,689
Working capital	694,484	498,524	377,608	270,820	297,910
Total assets	1,613,842	822,494	662,263	538,719	468,449
Long-term liabilities	166,729	4,039	1,337	—	89,163
Total liabilities	391,143	197,946	167,287	147,292	138,262
SINA shareholders’ equity	1,221,727	620,505	494,976	391,427	330,187
Total shareholders’ equity	1,222,699	624,548	494,976	391,427	330,187

(1)	The selected consolidated financial data have been revised to reflect the Company’s retroactive adoption, effective January 1, 2009, of guidance on accounting for convertible debt instrument and noncontrolling interest issued by the Financial Accounting Standards Board. Refer to Note 2 to the Consolidated Financial Statements, Significant Accounting Policies — “Basis of presentation and use of estimates.”

(2)	The Company began to include stock-based compensation charges in its costs of revenues and operating expenses starting January 1, 2006 in accordance with ASC 718 Compensation (formally known as SFAS 123R “Share-Based Payment”). Stock-based compensation charges for 2009, 2008, 2007 and 2006 were $33.4 million, $14.3 million, $8.7 million and $9.5 million, or $0.56 diluted net income per share, $0.24 diluted net income per share, $0.15 diluted net income per share and $0.16 diluted net income per share, respectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; significant news events that increase traffic to our websites; technical difficulties, system downtime or Internet failures; demand for advertising space from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; operators’ policies; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the Internet, wireless, e-commerce and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

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

In 2009, approximately 78% of our advertising revenues were derived from the automobile, real estate, fast-moving consumer goods, financial and telecommunication sectors. If there is a downturn in the advertising spending especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer.

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

Approximately 93% of our advertising revenues in China came through advertising agencies. Some advertising agencies have been seeking consolidation in the market. If such trend continues, the bigger agencies could have more bargaining power against us. As the larger agencies increase their bargaining power, they may demand larger sales rebates, which could reduce our revenue growth. For 2009, our 10 largest advertising agencies in China contributed to 54% of our advertising revenues. As an example, a 10% increase in rebates to our ten largest advertising agencies in 2009 would have reduced our advertising revenue growth in 2009 from the prior year by approximately 1.0%. Focus Media Holding Limited and affiliates as an advertising agency group accounted for approximately 12% of our total net revenues in 2009.

We are relying on MVAS for a significant portion of our future revenue. Our MVAS revenues have declined in the past and may decrease further in the future.

For 2009 and 2008, MVAS revenues accounted for 33% and 28% of our total net revenues, respectively. Short messaging service (“SMS”) and interactive voice response system (“IVR”) revenues accounted for approximately 45% and 23%, respectively, of our MVAS revenues for 2009. If users do not adopt our MVAS at a sufficient rate, or if our SMS or IVR revenues fail to grow, our MVAS revenue growth could be negatively affected. Our MVAS revenues declined from 2005 through 2007 and may decline in the future. Factors that may prevent us from maintaining or growing our MVAS revenues include:

•	our ability to develop new services that become accepted by the market;

•	our ability to retain existing customers of our subscription services;

•	our ability to attract new subscribers in a cost-effective manner;

•	our ability to provide satisfactory services to our customers;

•	competitors, including operators, may launch competing or better products than ours;

•	changes in policy, process and/or system by China Mobile Communications Corporation (“China Mobile”), China United Network Communications Group Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection, and who in the past have made sudden changes that have significantly impacted our revenues and may continue to do so in the future; and

•	changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (superseded by the Ministry of Industry and Information Technology established in March 2008, both of which referred to as “MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated. MII has proposed requiring mobile users, including pre-paid card subscribers, to register their real identity. Implementation of these changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers.

In addition to the above, we are relying on new MVAS, such as multimedia messaging service (“MMS”), color ring back tone (“CRBT”), KJAVA/BREW and wireless application protocol (“WAP”), as a significant part of our future revenue growth for MVAS. However, the current market size for these new MVAS is relatively small and adoption rates are still relatively low for these services compared to SMS and IVR services. We cannot assure you that our new MVAS offerings will be accepted by the market or, in light of evolving and/or unclear policies and regulations, will meet the requirements of operator policies and government regulations upon release. If revenues from these services do not grow significantly, our financial position, results of operations and cash flows could be materially and adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

With respect to MVAS, we rely on China Mobile, China Unicom and other operators for marketing, service delivery, billing and payment collection, and we may be negatively affected by changes which they may make suddenly and unilaterally.

Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom. In addition, we have arrangements with China Telecommunications Corporation (“China Telecom”). We rely on the operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bill; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop new products and services. As of December 31, 2009, we offered our MVAS pursuant to relationships with 31 provincial and local subsidiaries of China Mobile and 12 provincial subsidiaries of China Unicom. As we have limited bargaining power against the operators, we may enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:

•	In mid-2004, operators began transitioning SMS to new billing platforms, which has resulted in added operational controls and procedures in areas such as customer subscription and customer billing. Such change has increased the difficulties of new user recruitment and the failure rate for fee collection from our SMS users.

•	In January 2005, China Mobile stopped its “MMS Album” service, which allowed users to retrieve their subscribed MMS messages from China Mobile’s website when the subscribed MMS messages could not be successfully delivered to their mobile phones. With the termination of MMS Album, we were no longer able to collect fees from users when the MMS messages could not be delivered to such users’ mobile phones.

•	Beginning March 2005, China Mobile migrated MMS onto a new billing platform, which resulted in added operational controls and procedures and, correspondingly, increased the difficulties of new user recruitment and increased the failure rate for fee collection from our users.

•	In April 2006, China Unicom issued a new policy that sets price ceilings for usage-based and monthly subscription SMS. Such change may require us to lower our current prices on certain SMS services or discontinue offering these services completely.

•	In July 2006, China Mobile made significant changes to its policy on subscription-based MVAS, which included requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscription and fee information. In addition, China Mobile’s provincial subsidiaries began canceling existing WAP subscriptions that have been inactive for four months and existing SMS subscriptions of users who did not successfully receive more than three SMS messages during the month. These policy changes from China Mobile reduced our ability to acquire new monthly MVAS subscribers and increased the churn rate of existing monthly MVAS subscribers.

•	In September 2006, China Unicom began enforcing a policy of double confirmation on new MVAS subscriptions. Such change significantly reduced our ability to acquire new monthly MVAS subscribers.

•	In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received.

•	In July 2007, China Mobile began implementing a score and ranking system that rewards larger, higher growth service providers with lesser user complaints. Receiving a low score or ranking, e.g., as a result of too many complaints filed by our MVAS customers, could result in a negative impact to our results of operations, cash flows and financial condition.

•	In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business.

•	In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicated the purchasing process of MVAS and reduced the effectiveness of our direct advertising and increased the difficulties of new user recruitment.

•	In November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers of WAP services, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. The ultimate impact of these measures to the Company’s MVAS revenues is currently unknown. For the fourth quarter of 2009, approximately 9% of the Company’s MVAS revenues were derived from WAP services. China Mobile has not yet indicated how long its new measures will last or whether it would expand its current measures.

•	In January 2010, China Mobile implemented a series of measures that included limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. These measures have had a negative impact to our results of operations, cash flows and financial condition.

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

China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These operators have generally retained a certain percentage of the fees for value-added services we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and MMS on a per message basis, and the rates of such transmission fees vary for different products and message volume. For 2009, we received on average 79% and 78% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.

If China Mobile, China Unicom or other operators restrict or disallow some or all MVAS to be charged on a monthly subscription basis, our revenues from MVAS could be severely impacted. We currently charge our users who have registered to be billed on a monthly basis even if they do not use the service in a particular month. If China Mobile, China Unicom or other operators do not allow us to charge monthly fees for users who do not use our service in a particular month, our MVAS revenues could be negatively impacted. For 2009, approximately 13% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS, MMS and WAP.

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

A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true up adjustments to our estimates. If there was no consistent confirmation rates trend or if there were continuous significant true up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to SPs from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For the fourth quarter of 2009, approximately 18% of our MVAS revenues were estimated at period end.

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

There is significant competition among MVAS providers. A large number of independent MVAS providers, such as Kongzhong Corporation (“Kongzhong”), Tencent Holdings Limited (“Tencent”), TOM Online, Inc. (“TOM Online”), Hurray! Holding Co., Ltd. (“Hurray”), Sohu.com Inc. (“Sohu”) and Linktone Ltd. (“Linktone”), compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development. Any of our present or future competitors may offer MVAS that provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than ours.

The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services, email and e-commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. We also face competition from providers of software and other Internet products and services. In addition, we compete with entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, such as portals and search sites. Our competitors include existing or emerging PRC Internet portals as well as vertical websites competing in a specific niche such as automobile, finance and IT information. Our competitors in these areas include Baidu.com, Inc. (“Baidu”), Tencent,

Netease.com, Inc. (“Netease”), TOM Online, Sohu.com Inc. (“Sohu”), Hexun, East Money, China Finance Online, PCAuto, Auto Home and PCOnline. Many of these companies are large, well-capitalized entities that currently offer, and could further develop or acquire, content and services that compete with those that we offer. Companies such as these may have greater financial and technical resources, better brand recognition, more developed sales and marketing networks, more customers, stronger government relationships and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers. We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting e-commerce, large global competitors, such as Microsoft Corporation (“Microsoft”) (MSN), Yahoo! Inc. (“Yahoo!”), eBay Inc. (“eBay”), Google, Inc. (“Google”) and America Online Inc. (“AOL”), may increasingly focus their resources on the Greater China market. Some of these global Internet companies may partner with domestic organizations to penetrate the PRC market. We also compete for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. Although new media companies, such as those in outdoor media, more directly compete with traditional media, such as television, they ultimately compete with us to convert advertisers from traditional media to new media. These competitors include Focus Media Holding Limited (“Focus”), Air Media Group Inc., Vision China Media Inc. and other China-based private or public new media advertising companies.

Our other areas of focus for future growth include WAP portal, search, video and Web 2.0 services. We also face intense competition from domestic and international companies in these areas. The main competitors for our WAP portal include Tencent, Shanghai 3G Electronic Engineering Company Ltd. (“Shanghai 3G”), Kongzhong and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. The main competitors for our search service include Baidu, Yahoo!/Alibaba, Google, Microsoft (Bing), Tencent (Soso) and Netease (Youdao). The main competitors for our instant messaging service include Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). Web 2.0 companies are defined as those that offer tools to: (1) generate traffic through user-generated contents, such as social networks, blogs, micro-blog, video podcasting and album; (2) allow users to communicate, such as instant messaging and email, and/or (3) allow users to personalize individual sites and virtual communities, such as space and group. Our competition in the Web 2.0 space include public companies such as Baidu, Tencent, Netease, Sohu and Microsoft (MSN) as well as private companies such as Youku, 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Poco, Blogcn, Shanda (Shanda Interactive), Hexun, Xiaonei.com, Kaixin001.com, hainei.com and 51.com in China and international players such as YouTube, MySpace, Twitter and Facebook. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products that may be more popular than our online offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors may have greater financial and other resources than we have, may be able to more quickly react to changing consumer requirements and demands, may deliver competitive services at lower prices or with more desirable features and functionalities and may market more effectively to certain user audiences. Increased competition could result in reduced page views and unique visitors, loss of market share and revenues and lower profit margins.

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

Our operating results could be adversely affected by the results of CRIC’s operations.

Our interest in the equity of CRIC is valued at approximately $572.0 million based on the initial public offering price, which would have represented approximately 35% of our total assets as of December 31, 2009. We report our ownership in CRIC using the equity method of accounting starting from October 1, 2009, and, as such, our net income is impacted by CRIC’s performance. We will report our interest in CRIC one quarter in arrears. If CRIC’s financial results decline, it will negatively impact our financial results and the impact will be reflected in our consolidated financial statements one quarter in arrears. Furthermore, we will not be able to report our quarter and annual results until we have obtained CRIC’s results, and a delay in CRIC’s reporting could adversely affect our reporting schedule and cause the market to react negatively to our stock.

Majority ownership and control of the board of directors of CRIC by affiliates of E-House (China) Holding Limited (“E-House”) may limit our ability to influence CRIC.

In October 2009, we contributed our online real estate business to CRIC in exchange for approximately 33% of the total outstanding ordinary shares of CRIC. E-House owns approximately 50% of total outstanding ordinary shares of CRIC. As a result, for the foreseeable future, E-House will have the ability to elect a majority of the directors to the board of directors of CRIC. In such cases, the directors designated by E-House have the power to approve a particular matter requiring a majority vote despite the fact that our representatives may vote against the matter. Conversely, with respect to any matter requiring a majority vote, the directors designated by E-House may disapprove a particular matter despite the fact that our representatives may vote in favor of that matter.

CRIC’s real estate business is subject to risks that may be different from those affect our business. Certain risk factors pertaining to CRIC as of the filing of its annual report on Form 20-F for the year ended December 31, 2009 are set forth below. We have not updated the risk factors as CRIC has not updated its risk factors subsequent to the filing of its annual report on Form 20-F for the year ended December 31, 2009, and there can be no assurance that those risk factors provide a complete or accurate summary of the risks that are currently applicable to CRIC’s business. Further information regarding CRIC’s risks can be found in CRIC’s filings with the Securities and Exchange Commission, and we assume no obligation to investigate or update information made by CRIC in its filings with the Securities and Exchange Commission.

We have outsourced our web page search and certain other advertising business to Google China under a revenue-sharing agreement, and Google China has in effect shut down its operations in mainland China.

We have outsourced our web page search and certain other advertising business to Google China under a revenue-sharing arrangement, from which we recognized approximately $3.9 million in 2009. In March 2010, Google announced its decision to redirect searches on Google.cn to Google.com.hk. At the end of March 2010, Google’s Hong Kong-based search engine suffered a major outage for mainland China users, which Google explained was caused by China’s firewall. We are reassessing our cooperation with Google China following Google’s decision to in effect shut down its China search engine. If we experience significant interruptions or delays in service, or if we terminate our agreement with Google China, we may incur additional costs to develop or secure replacement services, our relationship with our users could be harmed and revenues from Google China will cease to exist.

If we are unable to keep up with the rapid technological changes of the Internet industry, our business may suffer.

The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of web portals. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as blogs, micro-blog, and video podcasting. As broadband becomes more accessible, Internet users may demand content in pictorial, audio-rich and video-rich format. With the development of 2.5G and the issuance of 3G licenses in China, mobile users may shift from the current predominant text messaging services to newer applications, such as multimedia messaging services, mobile commerce, music and video downloads and mobile games. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

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

Web 2.0 services, such as micro-blog, blog, video podcasting and online communities, search and WAP portal are currently some of the fastest growing online services in the PRC. We have invested and intend to expand in these areas. For example, we developed our own search engine, and we have invested heavily in Web 2.0 services, such as micro-blog, blog, instant messaging, video podcasting and online communities. Some of our competitors have entered these markets ahead of us and have achieved significant market positions. Our main competitors in Web 2.0 services, search and WAP portal include Baidu, Tencent, Netease, Sohu, Google and Microsoft (MSN) and private companies such as Youku, 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Yahoo!/Alibaba, China Mobile’s Monternet, Kongzhong, Hexun, Xiaonei.com, Kaixin001.com, hainei.com, 51.com and Shanghai 3G. We have also invested and plan to continue to invest in other technological products and tools, such as building game and music platforms to complement our existing Internet service offerings. Our competitors in these areas tend to be more specialized in their specific markets and may have access to greater resources, which may give them a competitive advantage over us. We cannot assure you that we will succeed in these markets despite our investment of time and funds to address these markets. If we fail to achieve a significant position in these markets, we could fail to realize our intended returns in these investments. Moreover, our competitors who succeed may enjoy increased revenues and profits from an increase in market share in any of these specific markets, and our results and share price could suffer as a result.

Our business and growth could suffer if we are unable to hire and retain key personnel who are in high demand.

We depend upon the continued contributions of our senior management and other key personnel, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key personnel could harm our business. We have experienced recent changes to our directors and senior management. Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. In January 2003 we acquired Memestar Limited, an MVAS company; in March 2004, we acquired Crillion Corporation, an MVAS company; and in October 2004, we acquired Davidhill, an instant messaging technology platform. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial condition and results of operation may be materially adversely affected.

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

A new labor contract law became effective on January 1, 2008 in the PRC. The new labor contract law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. In addition, the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, provide that employees who have served more than one year for an employer are entitled to a paid annual leave and employees who waive such vacation at the request of employers shall be compensated by the employer. As a result, our labor costs and future disputes with our employees are expected to increase, which could adversely affect our profitability, business or results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.

The Chinese government heavily regulates the Internet sector, including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because some of the laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, so prior court decisions can only be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

•	We only have contractual control over our website in China; we do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or electronic mailbox services.

•	Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally. In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII. Accordingly, Beijing SINA Internet Information Service Co., Ltd., a Chinese company controlled by the Company through contractual arrangement (the “ICP Company”) submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business (the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd.), one of the Company’s wholly owned subsidiaries (“BSIT”) to the ICP Company, and (ii) the trademark “SINA” used by the ICP Company shall be transferred from BSIT to the ICP Company. The trademark “SINA” and domain name “www.sina.com.cn” have been transferred to the ICP Company.

•	The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which will be effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.

•	Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what and how content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in January 2005, the State Administration of Radio, Film and Television, which regulates radio and television stations in China (“SARFT”), issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations, effective February 2005. This notice could also lead to further actions by other Chinese government authorities to prohibit the sale of such fortune-telling related SMS, which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese governmental authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could also have a material adverse effect on our financial position, results of operations or cash flows.

•	Certain Chinese governmental authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern Internet activities. The areas of regulation currently include, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific (e.g., drug-related) information over the Internet. Other aspects of our online operations, such as video podcasting or blog services may be subject to regulations in the future. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties as discussed above, which could have a material adverse effect on our financial position and results of operations and cash flow. For example, effective as of January 31, 2008, the Administrative Provisions on Internet Audio-visual Program Service jointly promulgated by SARFT and MII on December 20, 2007 (the “Audio-visual Program Provisions”) stipulate, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or register with SARFT; an applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by SARFT. SARFT and MII jointly held a press conference in February 2008 to answer questions with respect to the Audio-visual Program Provisions. In that press conference, SARFT and MII clarified that the websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with SARFT, continue operating audio-visual services so long as those websites have not been in violation of the laws and regulations. It is unclear based on the Audio-visual Program Provisions whether such requirements only apply to the new market entrants for operating Internet audio-visual program service or such requirements apply to both new applicants and entities that have already obtained the License for Online Transmission of Audio-visual Programs.

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

•	The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.

•	On September 28, 2009, the General Administration for Press and Publication (“GAPP”, formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” (“Circular 13”). Circular 13 expressly prohibits foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM, MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

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

Concerns about the security of e-commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to e-commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

The law of the Internet remains largely unsettled, which subjects our business to legal uncertainties that could harm our business.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

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

As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message board, chat room services, micro-blog, blog, video podcasting and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through SINAMall and any future e-commerce services we may offer.

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

User-generated content (UGC) has become an important source of content to draw traffic to our website. Our UGC platforms, including micro-blog, blog, video podcasting and album, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic Chinese companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration (“OSCCA”), the Chinese encryption regulatory authority, for the commercial encryption products they use; companies operating in China are allowed to use only commercial cipher code products approved by OSCCA and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by OSCCA. In December 2005, OSCCA further released a series of rules, effective January 1, 2006, regulating many aspects of commercial cipher code products in detail, including development, production and sales.

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

We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. The growth rate of the Chinese economy, and neighboring economies, slowed significantly in the wake of the global financial crisis. It is uncertain how long the global financial crisis will last and how much impact it will have on the Chinese and neighboring economies. If declining economic growth rates persist in these countries, expenditures for Internet access, infrastructure improvements, advertising and MVAS could decrease, which could have a significant adverse effect on our business and our profitability.

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

As of December 31, 2009, we had approximately $331.5 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months) and bank notes, with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%. High and new technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and was established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration provided that specific conditions are met. In December 2009, three of our subsidiaries in China were qualified as high and new technology enterprises under the EIT Law. In addition, certain VIEs in China enjoy a favorable income tax rate of less than 25%. According to the EIT Law and the Administration Measures for Recognition of High and new Technology Enterprises, which was jointly promulgated by the Ministry of Science & Technology, the Ministry of Finance, and the State Administration of Taxation on April 14, 2008, the high and new technology enterprise status of our three subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future. The EIT Law is relatively new and implementation practices are still being defined. If tax benefits available to us as high and new technology enterprises in China are reduced or repealed, our net effective tax rate may increase to as high as 25%.

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

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our subsidiaries in China are directly invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.

We may be subject to a significant withholding tax should equity transfers by our non-China tax resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax.

We believe that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The merger of COHT with CRIC was made with the intent to vertically integrate the selling of real estate data and consulting services (B2B) with online advertising (B2C) and to leverage the strength of CRIC’s offline resources with SINA online strengths. Together, COHT and CRIC became a real estate information, consulting and advertising space in China. The subsequent initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the new circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our entities in China, including SINA.com Technology (China) Co., Ltd. (“STC”), SINA Technology (China) Co., Ltd. (“SNTC”), Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China for our revenues after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we have to pay tax on behalf of the employees when we try to distribute the dividend from these local entities in the future. Such withholding individual income tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends.

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

Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 6.5%, 6.4% and less than 1.0% against the U.S. dollar in 2007, 2008 and 2009, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese renminbi against the U.S. dollar. We can offer no assurance that Chinese renminbi or any other foreign currency will be stable against the U.S. dollar.

The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of Chinese renminbi, Hong Kong Dollar and New Taiwan Dollar denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

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

In July 2003, we issued $100 million of zero coupon convertible subordinated notes due July 15, 2023. As of December 31, 2009, the outstanding balance of our convertible notes was $99 million. On July 15 annually from 2007 to 2013, and on July 15, 2018, or upon a change of control, holders of the notes may require us to repurchase all or a portion of the notes for cash. In addition, each $1,000 principal amount of the notes is convertible into 38.7741 shares of our ordinary shares prior to July 15, 2023 if the sale price of our ordinary shares issuable upon conversion of the notes reaches a specified threshold or specified corporate transactions have occurred. One of the conditions for conversion of the notes to SINA ordinary shares is that the market price of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the three months ended March 31, 2010, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above for the required period of time. Therefore, the notes are convertible into SINA ordinary shares during the three months ending June 30, 2010. Upon a conversion, we may choose to pay the purchase price of the notes in cash, ordinary shares, or a combination of cash and ordinary shares. We may not have enough cash on hand or have the ability to access cash to pay the notes if holders ask for repayment on the various put dates, or upon a change of control, or at maturity. In addition, the purchase of our notes with our ordinary shares or the conversion of the notes into our ordinary shares could result in dilution of our basic earnings per share.

Changes to accounting pronouncements or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, we adopted accounting guidance on stock-based compensation starting January 1, 2006. This guidance requires us to measure compensation costs for all share-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of share options is based upon, among other things, the volatility of our ordinary shares. The method that we use to determine the fair value of restricted share units is based upon the market price of our ordinary shares on the date of the grant. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under this guidance could negatively affect our profitability and the trading price of our ordinary shares. This guidance and the impact of expensing on our reported results could also limit our ability to continue to use share options or other share-based instruments as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as accounting guidance on uncertain tax positions, the EIT Law in China which was effective January 1, 2008, and various interpretations of accounting pronouncement or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business.

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

Prior to 2008, our MVAS business had been on a continuous decline in recent years. We used a blended market and income approach for the assessment of mobile goodwill and the assumptions used were based on the information available to us at the time. Further decline in the performance of our mobile operations, in the price over earnings multiples of our peers in the MVAS industry and other factors may require us to record a significant charge to earnings if an impairment is determined at a future date. As of December 31, 2009, goodwill related to our MVAS operation was approximately $68.9 million.

As of December 31, 2009, other goodwill and intangible assets were approximately $18.8 million. Exacerbated by the global financial crisis, our stock price has been volatile in the past year. The closing price of our stock price as of December 31, 2009 was $45.18. A significant decline in the performance of our business or our stock price may result in a material impairment charge to earnings.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the twelve months ended December 31, 2009, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $17.89 to $47.95 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

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

As explained below, we may be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the current or a future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method of determining the value of our assets. Under the market capitalization method, the total asset value of a company is considered to equal the fair market value of its outstanding shares plus its outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC for any year, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to any dividends received on our ordinary shares by individuals who are U.S. holders, and having potential interest charges apply to any dividends or the proceeds of share sales.

Our executive officers have substantial influence over us and could delay or prevent a change in corporate control.

Our executive officers, together with their affiliates, beneficially control, in the aggregate, approximately 9.5% of our outstanding ordinary shares as of April 26, 2010. As a result, these shareholders, acting together, would have the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our ordinary shares by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

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

RISK FACTORS RELATING TO CHINA REAL ESTATE INFORMATION CORPORATION

The following risk factors were included in the annual report on Form 20-F of China Real Estate Information Corporation for the year ended December 31, 2009. We have not updated the risk factors as CRIC has not updated its risk factors subsequent to the filing of its annual report on Form 20-F for the year ended December 31, 2009. There can be no assurance that the following risk factors provide a complete or accurate summary of the risks that are currently applicable to CRIC’s business. Further information regarding CRIC’s risks can be found in CRIC’s filings with the Securities and Exchange Commission, and we assume no obligation to investigate or update information made by CRIC in its filings with the Securities and Exchange Commission.

In the following risk factors, except where the context otherwise requires and for purposes of the following risk factors only:

•	“we,” “us,” “our company,” “the Company,” “our” and “CRIC” refer to China Real Estate Information Corporation, its subsidiaries, and, in the context of describing CRIC’s operations and consolidated financial information, include CRIC’s consolidated variable interest entities (“VIEs”) in China;

•	“E-House” refers to E-House (China) Holdings Limited and its subsidiaries, including E-House’s VIEs in China, but excluding CRIC; and

•	“ADS” refer to American depositary receipts for CRIC’s ordinary shares.

Risks Related to Our Real Estate Information, Consulting and Advertising Services

Our limited operating history makes evaluating our business and prospects difficult.

Our CRIC system had been used as an internal resource to support E-House’s real estate agency and brokerage services and information and consulting services prior to the second half of 2006, when we began to commercialize our CRIC system by selling subscriptions. In addition, we had not previously provided real estate advertising services or operated a real estate Internet business prior to 2008. Furthermore, our business strategy has not been proven over a long period of time and we have only been operating our business as a stand-alone public company since October 2009. Therefore, our limited operating history may not provide a meaningful basis for you to evaluate our business and prospects.

To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.

In the past, a limited number of real estate developers have contributed a substantial portion of our revenues. Our top three developer clients in 2008, namely Evergrande Real Estate Group, or Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in 2008, while no other clients accounted for more than 10% of our total revenues during such period. Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd accounted for 29.7% and 11.3% of our total revenues for the year ended December 31, 2009, while no other clients accounted for more than 10% of our total revenues during such period. Sky East Resources Ltd. has not sought further services from us since 2009 and Shanghai Jinluodian Development Co., Ltd. has not sought further service from us in 2010 to date. There remains the risk that if we fail to continue to secure large contracts from existing, new or former clients, our revenues, results of operations and financial condition may be materially and adversely affected. In addition, our ability or inability to secure new large contracts or renew existing large contracts may also cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.

Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationship with Evergrande, we maintain the business relationship with the headquarters of the real estate developer. We entered into a strategic cooperation agreement in December 2007 with Evergrande. Under this agreement, we were engaged as the exclusive provider of real estate information and market consulting services to 37 of Evergrande’s real estate projects under development for one year. In December 2008, Evergrande renewed the strategic cooperation agreement for 2009, again for 37 of Evergrande’s real estate projects under development. In December 2009, we were engaged to provide real estate information and market consulting services to 48 of its real estate projects for 2010. Evergrande could refuse to renew the agreement with us upon expiration of its term in December 2010, terminate the agreement before its expiration, substantially reduce its business with us in the future, or become unable or refuse to pay our fees or continue to engage our services due to financial difficulties it may experience or for other reasons. If any of the foregoing occurs, our results of operations and financial condition would be materially and adversely affected.

Our business is susceptible to fluctuations in the real estate market of China, which may materially and adversely affect our revenues and results of operations.

Our business depends substantially on the conditions of the real estate market in China. Demand for private residential real estate in China has grown rapidly in the past decade but such growth is often accompanied by volatility in market conditions and fluctuations in real estate prices. For example, following a period of rising real estate prices and transaction volume in most major cities from 2003 to 2007, the industry experienced a downturn in 2008, with transaction volume in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors.

Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Bank regulators in China have expressed concern about excessive lending for real estate investments. The Chinese control government has also expressed concern about property prices rising too fast and has taken several stringent measures to curb perceived real estate market speculations while encouraging the development of more affordable housing.

Such efforts by the government to slow property price appreciation could reduce the activities in the real estate market and lessen real estate transaction volume, and prevent developers from raising capital they need or increase their costs to start new projects. To the extent fluctuations in the real estate market significantly affect demand for real estate information and consulting services from our clients, which are primarily real estate developers, our revenues and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures affecting China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to affect the growth rate of the industry.

Before the global economic crisis in 2008, the PRC government had adopted a series of measures to restrain what it perceived as unsustainable growth in the real estate market. For example, the State Council and other related government agencies introduced regulations in 2006 that increased mandatory minimum down payments from 20% to 30% of the purchase price for properties with a floor area of more than 90 square meters and imposed a business tax on total proceeds from the resale of properties held for less than five years.

In 2008, the PRC government relaxed some restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, for example, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.

In 2009, the PRC government started tightening its real estate policies again in response to rising property prices and perceptions of widespread property speculation. On January 1, 2010, the Ministry of Finance and the State Administration of Taxation re-imposed the business tax on total proceeds from the resale of certain residential properties held for less than five years. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties. On March 8, 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision on land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. On April 17, 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,

•	Down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;

•	The minimum down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•	Down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks; furthermore, in regions where commercial housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit;

•	Commercial banks may suspend extending loans to individuals for their purchase of housing units outside the region where they reside, if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located;

•	Local governments are allowed to limit the total number of housing units one can purchase in certain period in light of the local situation.

We cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may follow these adjustments or market uncertainty, which may in turn negatively affect real estate developers’ business and reduce their demand for real estate information and consulting services.

We may not be able to successfully execute our growth strategy of expanding our client base and increasing the average spending of our clients on our services, which could have a material adverse effect on our results of operations and prospects.

To continue to grow our revenues derived from our services, we will need to expand our client base and increase the average spending of our clients on our services. These efforts will involve aggressively marketing our services to real estate developers and also other client groups such as real estate suppliers, governmental agencies, universities, research institutes and financial institutions. Meanwhile, we will also need to promote additional or premium services to our existing clients. Our proprietary real estate information database and analysis system, which we refer as the CRIC system may not be well accepted by our targeted prospective clients, or we may not be successful in selling additional or premium services to our existing clients. If our efforts to expand our client base and increase the average spending of our clients on our services are not successful, our results of operations and prospects could be materially and adversely affected.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which may have a material adverse effect on our business, results of operations and prospects.

As of December 31, 2009, we provide real estate information, consulting and advertising services in 107 cities in China. We may expand our operations to more cities in the future. Expanding into new geographical markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. As China market is a large and diverse market, client trends and demands may vary significantly by region. Our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion effectively, if our expansion efforts take longer than planned or if our costs for such expansion exceed our expectations, our results of operations may be materially and adversely affected. In addition, if we incur significant costs to expand data coverage for our existing markets but are not successful in marketing and selling our services in these markets, our data expansion efforts may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues.

We are not likely to sustain the high growth rate we have experienced up to now; if we cannot manage our growth effectively and efficiently, our results of operations and profitability could be materially and adversely affected.

Our revenues have grown significantly in a relatively short period of time. We have experienced substantial growth since 2006, when E-House began to commercialize the CRIC system to provide real estate information services in select cities. Our revenues increased from $8.2 million in 2007 to $50.0 million in 2008 and 95.7 million in 2009. In October 2009, we completed our initial public offering and acquisition of SINA’s 66% equity interest in COHT, an entity that had operated SINA’s online real estate business. Our revenue in 2009 included $13.8 million attributable to COHT. Over the same years, we increased the number of cities covered by our CRIC system from 22 as of December 31, 2007 to 54 as of December 31, 2008 and 75 as of December 31, 2009. COHT also increased the number of cities covered from 48 as of June 30, 2009 to 83 as of December 31, 2009.

We intend to continue to expand our operations. We are not likely, however, to sustain a similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base and the potential increases in costs and expenses as a stand-alone public company. Accordingly, our historical growth rate is not an indication of our future performance.

Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our CRIC system and related services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our information and consulting services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls. We must also recruit, train and retain additional qualified personnel, particularly as we expand into new markets. With our operations expanding into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our reputation, business and operations may suffer.

The real estate information and consulting services sector in China is relatively new and rapidly evolving. If our business model proves to be inappropriate or suboptimal or if new competitors emerge to better serve the real estate industry, our business may be materially and adversely affected.

The real estate information and consulting services sector in China is relatively new and rapidly evolving, and we cannot predict how this industry will develop in the future. The development of the real estate information and consulting services sector will depend to a large extent on continued and growing demand by real estate developers and other industry participants for such services. Our business model may prove to be inappropriate or suboptimal as the industry develops. In addition, new competitors that are better adapted to the changing real estate industry may emerge, which could cause us to lose market share in key market segments. Any failure on our part to adapt to changes in the real estate information and consulting services sector may materially and adversely affect the growth of our business.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations and the project-by-project nature of some of our real estate consulting services.

Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the Winter and the Chinese New Year holiday period, which falls within the first quarter each year.

We generated a majority of our total revenues from services provided to real estate developers in 2007, 2008 and 2009. We expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers, especially revenues from our consulting services, are typically generated on a project-by-project basis. For some of our consulting projects in relation to land acquisition and property development, we agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenues on this type of consulting projects when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent. Because such projects may take anywhere from a month to a year to perform, the timing of recognition may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues.

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies are in or are just emerging from recession. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Global economic trends have a significant impact on the Chinese economy, and any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition.

If we are not able to obtain and maintain accurate, comprehensive and reliable data in our CRIC system, we could experience reduced demand for our services.

Our success depends on our clients’ confidence in the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data provided to us may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could adversely affect our business and financial performance. In addition, our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues.

Technical problems that affect our customers’ ability to access our services, or temporary or permanent outages of our computers, software or telecommunications equipment, could lead to reduced demand for our services, lower revenues and increased costs.

A significant portion of our business is conducted over the Internet and through the use of software applications. As a result, our business depends upon the satisfactory performance, reliability and availability of our software applications, especially our CRIC system software, and the Internet and telecommunications services we use. Problems with our CRIC system, the Internet or the services provided by our telecommunications service providers could result in slower Internet connections for our customers or interruption in our customers’ access to our services. If we experience technical problems in delivering our services, we could suffer from reduced demand for our services, lower revenues and increased costs.

In addition, our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Our computer servers perform automatic data backup on a daily basis. Furthermore, we periodically conduct manual backup of all data onto CDs and store the CDs in a secured off-site location. We also monitor our CRIC system in an effort to detect and prevent unauthorized access and to provide reliable access to our clients. Our main servers are located in the Internet data centers of the local telecommunications carrier in Shanghai. If our main servers go down, our backup servers are designed to be up and running within 30 minutes. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or other causes could harm our business. If we experience a failure that prevents us from delivering our services to clients, we could experience reduced demand for our services, lower revenues and increased costs.

We may not be able to achieve the benefits we expect from recent and future acquisitions and business partnerships, which may have an adverse effect on our ability to manage our business prospects.

Strategic acquisitions and business partnerships have been, and may continue to be, an important factor in the growth and success of our business. For example,

•	in September 2008, we acquired a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co. Ltd., or Wushi Advertising, a provider of real estate advertising design services;

•	in October 2008, we acquired Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhou Integrated, a provider of real estate consulting and training services;

•	in July 2009, we acquired a 90% interest in Shenzhen Fangyou Software Technology Co., Ltd., or Fangyou Software, a software company specializing in the development of software management systems for real estate agencies and brokers;

•	in October 2009, we acquired SINA’s 66% equity interest in COHT concurrent with our initial public offering and became the sole shareholder of COHT;

•	in April 2010, we acquired 55% of the equity interests in Shanghai Dehu PR Consulting Co., Ltd., a public relations consulting company, by subscribing for its increased registered capital; and

•	we have entered into agreements for acquisition of a 60% interest in Beijing Advertising Age Lotte Co., Ltd. and 100% interest in Shanghai Xinsheng Enterprises Development Consulting Co., Ltd.

These and any future acquisitions and business partnerships may expose us to potential risks, including, among other things:

•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•	distraction of management’s attention from normal business operations during the acquisition and integration process;

•	failure to effectively integrate acquired assets and talent into our business and culture;

•	diversion of resources from our existing businesses and technologies; and

•	failure to realize the synergies expected from the acquisitions or business partnerships.

In addition, we may not be able to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities in the future before we do. Moreover, identifying such opportunities could demand substantial management time and resources. Negotiating and financing acquisitions and business partnerships could also involve significant costs and uncertainties. If we fail to continue to successfully source, execute and integrate acquisitions and business partnerships in the future, our overall growth may be impaired, and our results of operations may be adversely affected.

For additional risks relating to our acquisition of SINA’s online real estate business, see “— Risks Related to Our Online Real Estate Business.”

A decrease in demand for advertising services in general, and for our real estate advertising services in particular, could materially and adversely affect our ability to generate advertising revenues, which in turn could adversely affect our financial condition and results of operations.

Demand for our advertising services is particularly sensitive to changes in general economic conditions and the real estate industry. Real estate advertising expenditures typically decrease during periods of economic downturn.

Real estate developer advertisers may also reduce their spending on our advertising services for a number of other reasons, including:

•	a decline in the number of their new development projects or temporary or permanent halts to development projects in the cities in which we operate;

•	a slowdown in the economy in the cities in which we operate;

•	a decision to shift advertising budget to other available advertising media by our customers; and

•	a decrease in advertising spending in general.

Failure to enhance our brand recognition could have a material adverse effect on our business and results of operations.

We have benefited from the strong brand recognition of E-House in China. We have yet to establish an equally well-recognized brand separate from the E-House brand within the real estate industry in China. We will need to expend significant time, effort and resources to continue to enhance our brand recognition and our own independent identity. Developing our brand is integral to our sales and marketing efforts. If we fail to enhance our brand recognition, it could have a material adverse effect on our ability to acquire new clients and thus affect our business and results of operations. In addition, while we have benefited and expect to continue to derive significant benefit from our acquisition of SINA’s online real estate business and close affiliation with SINA, given the strength of SINA’s brand in China, it is possible that the SINA brand may hinder our ability to grow the CRIC brand as an independent and successful brand that can thrive alongside and not be over-shadowed by the SINA brand. Furthermore, since we promote the SINA, E-House and CRIC brands together, any negative publicity or damage to the SINA or E-House brand, even if as a result of events unrelated to our business, could adversely impact our CRIC brand.

If we fail to enhance our rand recognition and develop a positive public image and reputation, our existing business with our clients could decline and we may fail to develop additional business, which could in turn adversely affect our prospects and results of operations.

We may face increased competition and, if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The real estate information and consulting services sector in China is at an early stage of development and is highly fragmented. As such industry develops, we may face increased competition. Competition in this industry is primarily based on the quality, breadth and depth of the underlying database, client service and support, industry expertise and reputation of the research and consulting professionals, brand recognition and overall client experience.

In the real estate information service sector, we compete with both national and local real estate information service providers, including Soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting service market, we compete with international real estate consulting companies, such as DTZ, CB Richard Ellis and Jones Lang LaSalle, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands.

The advertising industry is relatively developed in China. Our real estate advertising business faces intense competition in both advertising design and resale services areas. In the area of advertising design services, we compete with local advertising design firms in places where we have operations. In the area of advertising resale services, we compete with both national and local advertising agencies.

Our online real estate business competes mainly with certain vertically-integrated real estate Internet websites, such as soufun.com and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn. In addition, we also compete with specialized websites focusing on real estate agents, brokers, suppliers and service providers, local real estate websites, traditional advertising media, etc. See also “— Risks Related to Our Online

Real Estate Business — If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.”

Some of our competitors have more financial and other resources than we do. If we fail to compete effectively, our business operations and financial condition will suffer.

Substantial defaults by our clients on accounts receivable could have a material adverse effect on our business, results of operations and financial condition.

Our accounts receivable as of December 31, 2009 were $28.4 million, representing 29.7% of our total revenues for the year ended December 31, 2009. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Receivables from the three clients with the largest accounts receivable outstanding as of December 31, 2009, namely Shanghai Jinluodian Development Co., Ltd., Shanghai Xindu Advertising Media Company Limited and Beijing Jia Hua Hengshun Media Advertising Company Limited, accounted for 54.7% of our total accounts receivable as of that date. If these or other clients who owe us significant accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off certain accounts receivable or increase provisions made against our accounts receivable, any of which could adversely affect our business, results of operations and financial conditions.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other real estate industry participants. Mr. Xin Zhou, our co-chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. Mr. Zuyu Ding, our co-president, has also been instrumental in growing our business due to his substantial experience in the areas of real estate-related research and technology. Mr. Jun Luo, who joined us as co-president after our acquisition of SINA’s online real estate business, had been the general manager of SINA’s online real estate business since 2007 and has extensive experience in China’s Internet industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of services of one or more members of our senior management team could significantly impair our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our information and consulting services are supported and enhanced by a team of research staff. They are critical to maintaining the quality and consistency of our services and our brand as well as reputation. It is important for us to attract qualified employees who have experience in real estate research, information and consulting, and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business.

Any failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Although we have applied for trademark registration of “CRIC” and other related trademarks in China, we may not be able to register such trademarks, or register them with the scope we seek. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

The success of our business depends in large part on the intellectual property involved in our methodologies, databases, services and software. We rely on a combination of trade secret, copyright, trademark and other laws, nondisclosure and non-competition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide adequate protection of our intellectual property, including databases and the actual data.

In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights in Internet-related businesses. As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business. Our business could be significantly harmed if we are not able to protect our proprietary rights in Internet-related business and our other intellectual property.

Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.

We have collected and compiled in our CRIC system real estate-related news articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties.

We have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.

Failure to obtain or keep requisite licenses and permits for our business operations may subject us to significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations and the variety of services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform, including laws and regulations that set forth requirements to hold various licenses and permits. These laws and regulations are subject to interpretation and implementation by local authorities that may vary from place to place and from time to time, and we may be required to obtain licenses and permits we do not currently hold.

Currently we provide access to our CRIC database through the Internet. If relevant PRC governmental authorities deem this to be provision of Internet information services under applicable PRC laws and regulations, they may require us to obtain a value-added telecommunications business operating license, or ICP license, to continue to provide access to our CRIC database through the Internet. We believe, based in part on communications with relevant Shanghai governmental authorities, that our current real estate information services business does not require an ICP license because access to the CRIC database is not offered to the general public. However, if relevant PRC governmental authorities require us to obtain an ICP license for this business as currently conducted, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), our main operating subsidiary, could be subject to fines and penalties for operating this business without the proper license. Moreover, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to obtain an ICP license, we would need to restructure our operations to carry out our real estate information services business through the same type of contractual arrangements as we operate our advertising services business. Our real estate information services business would then be subject to the risks associated with this contractual arrangement structure described in “— Risks Related to Our Corporate Structure.”

In addition, relevant PRC authorities may deem certain of Shanghai CRIC’s business activities which involve the collection of data for our CRIC database to be “market survey” activities. In such a case, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to engage in “market survey” activities in China, Shanghai CRIC could be subject to fines and penalties and we would be required to restructure our operations to have one of our consolidated affiliated entities holding a business license covering such business scope to undertake these activities.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated affiliated entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subject to other penalties, sanctions and liabilities, which in turn could materially and adversely affect our business.

Any natural or other disasters, including outbreaks of health epidemics and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. On May 12, 2008, a severe earthquake occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. On April 14, 2010, another earthquake struck China’s Qinghai Province causing severe damage and casualties in the area. As we do not have operations in Qinghai, the recent earthquake did not have material adverse impact on our company. However, if any other similar disaster or extraordinary events were to occur in the area where we operate in the future, our ability to operate our business could be seriously impaired.

Our business may also be materially and adversely affected by the outbreak of H1N1 influenza, commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or any other similar epidemic. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and there have been a number of confirmed cases of swine flu in China. Any future outbreak of swine flu, avian influenza, SARS or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, thus causing a material and adverse effect on our business operations.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.

Risks Related to Our Online Real Estate Business

We have limited experience in operating a real estate Internet business as a stand-alone company. We have relied and will continue to rely on our cooperation with SINA to a large extent. If we fail to maintain our relationship with SINA in relation to our real estate Internet operations, our business and results of operations could be materially and adversely affected.

We did not have experience in operating a real estate Internet business as a stand-alone company prior to our acquisition of SINA’s online real estate business in October 2009. To a large extent, the operations and revenues of our real estate Internet business relied on our cooperation with SINA. Our real estate Internet operations have generated $13.8 million revenues in the fourth quarter of 2009. The domain names of the major websites of the acquired online real estate business are owned by SINA and licensed to us. In addition, a significant proportion of users of these websites link to them through SINA’s other websites. Pursuant to an advertising agency agreement with SINA, we became the exclusive agent of SINA for selling advertising to the real estate advertisers. Furthermore, COHT and SINA have also entered into an advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement. Despite all these arrangements, we may not receive the same level of support from SINA as SINA’s online real estate business did prior to the acquisition. If for any reason SINA terminates the advertising agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business and results of operations may be materially and adversely affected.

Any negative development in SINA’s market position, harm to SINA’s brand or SINA’s operations, or regulatory actions or legal proceedings affecting SINA’s intellectual properties on which our real estate Internet business relies, could materially and adversely affect our business and results of operations due to our dependence on SINA for our Internet operations.

The marketing and promotion of our real estate Internet business benefits significantly from our association with the SINA brand. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our real estate Internet business. In the fourth quarter of 2009, we generated $5.3 million revenues from selling advertising on SINA’s non-real estate channels, under our advertising agency arrangement with SINA. We expect to derive a significant proportion of the revenues of our real estate Internet business from selling advertising on SINA’s non-real estate channels in the future. Any negative development in SINA’s Internet operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our real estate Internet operations will continue to rely on the domain names, trademarks, contents, software and other intellectual properties licensed to us by SINA, any regulatory actions or legal proceedings against SINA related to such domain names, contents and other intellectual properties could have a significant negative impact on our ability to operate our real estate Internet business.

If the online advertising market fails to grow as quickly as expected, or if we fail to implement our growth strategies for our real estate Internet operations, our business will be materially and adversely affected.

Our real estate Internet operations rely on online advertising as its main source of revenue. However, online advertising in China is still a relatively new business and many of our potential advertising clients have limited experience using the Internet for advertising purposes. In particular, advertisers in the real estate sector in China have traditionally relied more heavily on other advertising media, such as newsprint, magazines and outdoor advertising. If the Internet does not continue to develop as a viable marketplace for real estate and home-related contents and information, our online advertising business may be negatively affected.

Even if the online advertising market in China does continue to grow, if we fail to implement our growth strategies for our real estate Internet operations, our business may not grow as quickly as we expect. Our future growth depends on our ability to attract and retain employees who understand both the real estate industry and the online advertising industry, to increase the user traffic of our websites, to develop new advertising offerings and increase marketing effectiveness, to increase fees we can charge for online advertising, and to maintain and enhance relationships with our advertising clients. The current and potential clients of our real estate Internet business may choose not to advertise on our websites if they do not perceive our online advertising services to be effective or our user demographics to be desirable.

Failure to maintain or expand the number and quality of property listings on our real estate Internet websites could materially and adversely affect our business and results of operations.

We believe having a large number of high-quality property listings attracts users to our real estate Internet websites, thereby enhancing its attractiveness to advertisers and other real estate market participants. Since our acquisition of SINA’s online real estate business, in addition to our own on-the-ground capabilities, we have been relying on local business partners to develop primary property listings. We have also engaged third parties to provide secondary and rental property listing data, and use the database in our CRIC system for the property listings. We expect that our real estate Internet operations will continue to rely on local business partners or other third parties to source property listings. However, these business partners or third party information providers may for certain reasons terminate their agreements with us or otherwise cease providing property listings to us. Moreover, we have limited control over these business partners, and actions by them could harm our business reputation or otherwise negatively affect our business. If our real estate Internet business experiences reduced listings or if our websites are perceived to be less attractive or popular among real estate market participants, the competitive position of our real estate Internet business could be significantly weakened and our business, financial condition and results of operations may be materially and adversely affected.

SINA’s online real estate business had relied on a limited number of advertising agencies, which may materially and adversely affect the results of operations and financial condition of our real estate Internet business.

Historically SINA’s online real estate business relied on a limited number of advertising agencies for a significant majority of its revenues. For the nine months ended on December 31, 2008 and nine months ended September 30, 2009, the three largest advertising agencies of SINA’s online real estate business accounted for approximately 70% of its advertising revenues in both years. From the date when we acquired SINA’s online real estate business through the end of 2009, our online real estate business continued to rely on these three advertising agents, which accounted for approximately 70% of the advertising revenues of our online real estate business for such period. In the future, these advertising agencies may not continue to engage our services at the same level, or at all. Should these advertising agencies terminate or substantially reduce their business with our real estate Internet operations and we fail to find new clients or they are unable to timely pay on our receivables outstanding, the results of operations and financial condition of our real estate Internet business may be materially and adversely affected.

If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.

Our real estate Internet business will face significant competition from other companies in each of its primary business activities. In particular, the online real estate services markets in China may become increasingly competitive. The barriers to entry for establishing Internet-based businesses are low, making it possible for new competitors to proliferate rapidly. We expect more companies to enter the online real estate services industry in China and a wider range of online real estate services to be introduced. As the online real estate services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate Internet business may be able to better position themselves to compete as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, scope, creativity or other advantages over those offered by our real estate Internet business. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than those of our real estate Internet operations. Increased competition in the online real estate services industry in China could make it difficult for our real estate Internet business to retain existing clients and attract new clients, and could force us to reduce our fee rates. The current competitors of our online real estate business include certain vertically-integrated real estate Internet websites, such as Soufun.com, and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn, which provide, among other things, competing real estate-related content and advertising services. These websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other advertising services. In addition, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate. Moreover, any of the existing or future competitors of our real estate Internet business may receive investments from or enter into other commercial or strategic relationships with larger and well-established companies and therefore obtain significantly greater financial, marketing and content licensing and development resources than our real estate Internet business. Our real estate Internet business may not be able to charge higher fees for online advertising due to existing and potential competition. If our real estate Internet business is unable to compete effectively in the online real estate services markets in China, our financial condition and results of operations may be materially and adversely affected.

Our acquisition of SINA’s online real estate business may not yield the benefits we anticipate, which could materially and adversely affect our business and results of operations.

Since our acquisition of SINA’s online real estate business in October 2009, we have started to realize the expected synergies between our operations and the online real estate business acquired from SINA. We are in the process of fully integrating acquired operations, services, corporate culture and personnel into our real estate information, consulting and advertising business and operations. These activities have required, and will continue to require, significant management attention from our real estate information, consulting and advertising business operations, which diversion may harm the effective management of our business. Failure to generate the synergies we anticipate from the combination of our pre-existing operations and SINA’s online real estate business could materially and adversely affect our business, results of operations and prospects.

There may be risks inherent in our acquisition of SINA’s online real estate business.

Although we have been COHT’s shareholder since its establishment and have conducted due diligence with respect to our acquisition of SINA’s online real estate business, there may still be unidentified issues and hidden liabilities which could have a material adverse effect on our business, financial condition and results of operations. While SINA has made extensive representations and warranties to us regarding the business we have acquired, and we are entitled to seek indemnification from SINA for any breach of those representations and warranties, actions to seek indemnification or enforce indemnification could be costly and time-consuming and may not be successful. Moreover, our ongoing business partnership with SINA may discourage us from seeking such indemnification.

If we fail to further expand the online advertising operation of our real estate Internet business outside of Beijing, our growth of revenues, results of operations and business could be materially and adversely affected.

SINA’s online real estate business had historically relied on the Beijing area for a substantial portion of its revenues. More recently, its revenue growth has been increasingly driven by the expansion of its advertising business outside of Beijing. Since our acquisition of its online real estate business, we have continued to expand into geographical areas outside Beijing and changed our business model from hosting arrangements to operating websites directly in several cities in order to increase the revenues of our real estate Internet business. However, consumer trends and demands may vary significantly by region and our experience in the Beijing market may not be applicable in other localities outside Beijing. As a result, we may not be able to leverage our experience in Beijing to expand into other areas outside Beijing. When we enter new markets, we may face low levels of acceptance for online advertising, or intense competition from companies with greater experience or an established presence or from other companies with similar expansion targets. As part of our expansion strategy, we outsource the operation of certain regional websites to local business partners. Actions by these business partners, or a failure by them to comply with relevant laws and regulations, could materially and adversely affect our ability to expand our business or the popularity and reputation of our real estate Internet operations. We may be unable to provide sufficient local content or maintain a sufficient number of local business hosting partners. Therefore, we may not be able to grow our revenues in new cities which we enter into while incurring substantial costs, and our revenue growth, results of operations and online real estate advertising business could be materially and adversely affected.

The operations of our real estate Internet business could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with the systems.

The continual accessibility of websites and the performance and reliability of the network infrastructure for our real estate Internet business are critical to our reputation and ability to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of services or increases in the response time of services could reduce the appeal of our real estate Internet business to advertisers and consumers. Factors that could significantly disrupt the operations of our real estate Internet business include: inadequate bandwidth, system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with the computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

Our real estate Internet operations have limited backup systems and redundancy. Repeated disruptions or any of the foregoing factors could damage our real estate Internet business’s reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.

If any of our subsidiaries or consolidated affiliated entities operating our real estate Internet business fails to obtain or maintain the applicable licenses and approvals required under the complex regulatory environment for Internet-based businesses and advertising businesses in China, our business, financial condition and results of operations could be materially and adversely affected.

The Internet and advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the central government, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries.

For example, Beijing Yisheng Leju Informations Services Co., Ltd., or Beijing Leju, COHT’s consolidated affiliated entity operating our online real estate business, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services, including an ICP license. These licenses are essential to the operation of our online real estate business and are generally subject to annual review by the relevant governmental authorities. Advertising is included in the business scope indicated in the business license of Beijing Leju, which allows it to provide advertising services. This type of business scope is also essential to the operations of our online real estate business. In addition, Beijing Leju may be required to obtain additional licenses, such as an Internet publication license, an Internet news information services license and an Internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses. If Beijing Leju fails to obtain or maintain any of the required licenses or approvals, its continued business in the Internet and advertising industries may subject it to various penalties, including, but not limited to, confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the operations of our real estate Internet business could materially and adversely affect our financial condition and results of operations.

We could face liability for information on our websites and for products and services sold over our real estate Internet websites.

Our real estate Internet websites provide third-party content such as real estate listings, links to third-party websites, online advertisements or content provided by users of community-oriented services. China has enacted laws and regulations governing the distribution of news, information or other content, as well as products and services, through the Internet. If any Internet content we provide or will provide on our websites were deemed by the PRC government to violate any such laws or regulations, we would not be able to continue providing such content and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses. We could be held liable for defamation, negligence or other wrongful actions brought by third parties providing such content or operating websites linked to our websites. We may also face assertions that content on our websites or information contained in websites linked to our websites contains errors or omissions, and consumers may seek damages for losses incurred if they rely upon such information.

We have taken certain precautionary measures in this regard. However, such measures may not be adequate to exonerate us from relevant civil, administrative or criminal liabilities. Any claims, with or without merit, could be time-consuming to defend and result in significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.

Risks Related to Our Carve-out from E-House and Our Relationships with E-House

We have limited experience operating as a stand-alone public company.

We were incorporated on August 21, 2008 in the Cayman Islands as a wholly-owned subsidiary of E-House. We have very limited experience conducting our operations as a stand-alone public company. Prior to our listing on NASDAQ Global Select Market in October 2009, E-House had provided us with tax, accounting, treasury, legal and human resources services, as well as the services of a number of its executives and employees. After we became a stand-alone public company, E-House has continued to provide us with certain support services such as tax, accounting, treasury and legal services, but to the extent E-House does not continue to provide us with such support, we need to create our own financial, administrative and other support systems or contract with third parties to replace E-House’s systems.

In addition, as we have become a public company, our management team has been required to develop the expertise necessary to comply with numerous regulatory and other requirements applicable to stand-alone public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. Prior to our initial public offering, we, as a subsidiary of E-House, were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone public company for all periods presented.

Our consolidated financial statements for periods prior to our initial public offering in October 2009 have been prepared on a carve-out basis and represent the assets and liabilities, related results of our operations and cash flows, that represent two operating segments of E-House. The financial data of previously separate entities have been combined, to the extent included in the two operating segments of E-House, for all periods presented up to the date of the initial public offering as all such entities were under common control. The consolidated financial statements for periods prior to our initial public offering include our direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us. Income tax liability is calculated based on a separate return basis as if we had filed a separate tax return. Subsequent to our initial public offering, there have not been any selling, general and administrative expenses allocation, as E-House, pursuant to the offshore and onshore transitional services agreements entered into on July 29, 2009 in connection with our initial public offering, charged us service fees for providing various corporate support services to us, including supports in general finance and accounting, human resources management, administrative, internal control and internal audit, operational management, legal and information technology. As a result of the above, our financial information included in this annual report may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a standalone basis during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.

We may not be able to continue to receive the same level of support from E-House.

E-House is a leading real estate services company in China, and our real estate information and consulting services business has benefited significantly from E-House’s strong real estate market position in China and its expertise in real estate agency and research. For example, we have benefited from marketing our CRIC system and consulting services to E-House’s developer clients. In addition, E-House’s experienced real estate research team has contributed reports and data to our CRIC system, which improved the depth and breadth of the information we provide to our clients. Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements, we cannot assure you that we will continue to receive the same level of support from E-House as now we operate as a stand-alone public company.

Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with E-House and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during the non-competition period (which will end on the later of the three years after E-House no longer owns in aggregate at least 20% of the voting power of our then outstanding voting securities and five years after September 29, 2009, the date on which our registration statement on Form F-1 was first publicly filed with the SEC) not to compete with E-House in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, as described in its periodic filings with the SEC. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of real estate information and consulting services in China slow down. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our marketing and promotion have benefited significantly from our association with E-House. Any negative development in E-House’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our brand.

As a majority-owned subsidiary of E-House, we have benefited significantly from E-House in marketing our services. For example, we have benefited from E-House by providing services to E-House’s clients. We also benefit from E-House’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If E-House loses its market position, the effectiveness of our marketing efforts through our association with

E-House may be materially and adversely affected. In addition, any negative publicity associated with E-House will likely to have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.

E-House will control the outcome of shareholder actions in our company.

E-House currently holds 52.17% of our ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.

We may have conflicts of interest with E-House and, because of E-House’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements with E-House. We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate information and consulting services business, including operations of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House including, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with E-House. We and E-House have each agreed not to compete with the core business of each other. E-House has agreed not to compete with us in the business of providing real estate information and consulting services, real estate advertising services, and operating business to business and business to consumer Internet websites targeting participants in the real estate industry anywhere in the world. We have agreed not to compete with E-House in primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, except real estate information and consulting services and related support services.

•	Employee recruiting and retention. Because both E-House and we are based in Shanghai, and engage in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that would restrict either E-House or us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our co-chairman and chief executive officer, is currently also serving as E-House’s executive chairman. Some of our board members and executive officers also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.

•	Sale of shares in our company. E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•	Developing business relationships with E-House’s competitors. So long as E-House remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China. This may limit our ability to market our services for the best interest of our company and our other shareholders.

Although our company has become a stand-alone public company, we expect to operate, for as long as E-House remains our controlling shareholder, as an affiliate of E-House. E-House may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and its own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate Internet business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.

PRC laws and regulations currently do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China, and our PRC foreign-invested subsidiaries may not provide advertising services in China. As such, our real estate advertising business is primarily provided through our contractual arrangements with our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. Tian Zhuo is 90% owned by Mr. Xin Zhou, our co-chairman and chief executive officer and the executive chairman of E-House, and 10% owned by Mr. Xudong Zhu, our director. Tian Zhuo and its subsidiaries provide real estate advertising design services for real estate development projects and may enter into other services related to real estate advertising. We have depended and expect to continue to depend on Tian Zhuo and its subsidiaries to operate our real estate advertising business. We have entered into contractual arrangements with Tian Zhuo, pursuant to which we, through our subsidiary Shanghai CRIC, provide technical support and consulting services to Tian Zhuo. In addition, we have entered into agreements with Tian Zhuo and its shareholders, which provide us with the substantial ability to control Tian Zhuo and make us a primary beneficiary of Tian Zhuo.

Moreover, PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides Internet information services, which are one type of value-added telecommunications services. Because of such restriction and the above-mentioned restrictions on foreign investment in advertising businesses, COHT is operating www.leju.com and our online real estate business through Beijing Leju, a consolidated affiliated entity in China. Beijing Leju was owned by two PRC citizens affiliated with SINA prior to our acquisition of SINA’s online real estate business. COHT’s wholly-owned indirect subsidiary, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, has entered into contractual arrangements with Beijing Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Leju and its existing shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. Upon completion of our acquisition of SINA’s online real estate business, Beijing Leju became 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president. Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo have entered into contractual arrangements which continue to provide Shanghai SINA Leju with the ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate Internet business through our contractual arrangements with Beijing Leju and its shareholders.

In the opinion of our PRC legal counsel,

•	The ownership structures of Tian Zhuo and Beijing Leju are in compliance with existing PRC laws and regulations;

•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations; and

•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo establishing the corporate structure for operating our real estate Internet business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations.

Our PRC legal counsel has also advised us, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.

As part of the contractual arrangements described above, we entered into an equity pledge agreement pursuant to which the two shareholders of Tian Zhuo pledged their respective equity interests in Tian Zhuo to Shanghai CRIC. According to the PRC Property Rights Law, effective as of October 1, 2007, such pledge will only be effective upon registration with the relevant local office for the administration for industry and commerce. Shanghai CRIC is in the process of registering the equity interest pledge with the local office for the administration for industry and commerce. Before a successful registration of the equity pledge, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Shanghai CRIC’s interests as pledgee will prevail over those of third parties.

If we, Shanghai CRIC, Tian Zhuo, Shanghai SINA Leju or Beijing Leju is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing fines or confiscating the income of our PRC subsidiaries or affiliates;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with Tian Zhuo, Beijing Leju and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Tian Zhuo and its shareholders to operate our real estate advertising business, and rely on those with Beijing Leju and its shareholders to operate our real estate Internet business. These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo or Beijing Leju. Under these contractual arrangements, as a legal matter, if any consolidated affiliated entity in PRC or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo and Beijing Leju, and our ability to conduct our business may be negatively affected.

The shareholders of Tian Zhuo and Beijing Leju may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Tian Zhuo is jointly owned by Mr. Xin Zhou, our co-chairman and chief executive officer, and the founder and executive chairman of E-House, and Mr. Xudong Zhu, our director. Conflicts of interests between Mr. Zhou’s role as a shareholder of Tian Zhuo and his duties to our company as management may arise. We cannot assure you that when conflicts of interest arise, such individual will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Zhou may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo and its subsidiaries as well as receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Zhou and our company.

In addition, the laws of the Cayman Islands and China both provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Zhou is the executive chairman of our parent company, E-House. Mr. Zhou must therefore act in good faith and in the best interests of E-House and must not use his position for personal gain. Conflicts of interest may arise between his role as a director of E-House and his duties to our company as a director and chief executive officer. If we cannot resolve any conflicts of interest described above, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Beijing Leju is 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president. Similar conflicts of interests between their role as the shareholders of Beijing Leju and their duties to our company as a director or a member of management may arise.

Contractual arrangements we have entered into or may enter into with Tian Zhuo and Beijing Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo or Beijing Leju owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo or Beijing Leju do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expenses deductions recorded by Tian Zhuo, Beijing Leju or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land.

The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. The People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. In 2009, total new lending reached RMB9.59 trillion (approximately $1.4 trillion), representing an increase of RMB4.69 trillion (approximately $0.7 trillion) from the previous year. As of the end of 2009, the outstanding balances of RMB loans extended by financial institutions totaled RMB39.97 trillion (approximately $5.9 trillion), representing an increase of 31.74% from the end of 2008. Beginning in January 2010, the People’s Bank of China has twice raised the statutory deposit reserve ratio by 0.5% in order to curb credit expansion. We cannot assure you that China will always have stable economic growth in the future or that changes in credit policies that are intended to create stable economic growth will not adversely impact the real estate industry.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC governmental restrictions on currency conversion may limit our ability to utilize our revenues and funds effectively and the ability of our PRC subsidiaries and consolidated affiliated entities to obtain financing.

Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. Under current PRC regulations, RMB is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the RMB has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated affiliated entities in China receive substantially all of their revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, because the RMB is the functional currency of our PRC operating subsidiaries and consolidated affiliated entities, fluctuations in the RMB-U.S. dollar exchange rate could cause us to incur foreign exchange losses to the extent these operating subsidiaries and consolidated affiliated entities hold U.S. dollar cash balances. The foreign exchange losses of $0.5 million and $1.3 million we incurred in 2007 and 2008, respectively, and the foreign exchange gain of $0.2 million in 2009 was primarily due to this reason. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as a “special purpose company.” PRC residents who are beneficial owners of special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners of special purpose companies are also required to amend their registrations with the local SAFE branch in certain circumstances.

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments as required by the SAFE, but we cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with SAFE rules and the registration procedures set forth therein may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions; restrict our cross-border cash flows; limit our PRC subsidiaries’ ability to distribute dividends, repay foreign loans or make other outbound payments; limit our ability to make capital contributions, or foreign exchange-denominated loans to our PRC subsidiaries or other inbound payments; or otherwise adversely affect our business. Moreover, failure to comply with SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule. We cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

PRC regulations relating to foreign acquisitions may subject us to requisite approval by the Ministry of Commerce, and the failure to obtain such approval could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.

The M&A Regulation promulgated by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009 includes provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, the Ministry of Commerce circulated an updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by the Ministry of Commerce of applications for the approval of such foreign acquisitions among related parties under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own operation. However, the interpretation and implementation of the M&A

Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on such foreign acquisitions among related parties.

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our consolidated affiliated entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo.

Our PRC legal counsel has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of this annual report, that neither the M&A Regulation itself nor the PRC laws, rules, regulations and administrative practices under the M&A Regulation made public as of the date of this annual report have clearly indicated the application of the M&A Regulation in connection with the contractual arrangements between Shanghai CRIC and Tian Zhuo and its shareholders, and it is not necessary for us to submit an application to the Ministry of Commerce for its approval in connection with such contractual arrangements.

We have been advised by our PRC legal counsel, however, that there are still uncertainties as to how the M&A Regulation will be interpreted or implemented. If the Ministry of Commerce subsequently determines that Ministry of Commerce approval was required for such contractual arrangements, we may need to apply for a remedial approval from the Ministry of Commerce. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Our inability to obtain such approval or waiver from the Ministry of Commerce may have material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Failure to comply with PRC laws and regulations relating to the advertising industry may subject us to fines and legal or administrative sanctions, government actions and civil claims, or otherwise adversely affect our operation.

PRC advertising laws and regulations require advertisers, advertising agencies and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertisement fees, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations and the violator may even be subject to criminal prosecutions. We are obligated under PRC laws and regulations to monitor the content of advertisements that we serve onto print media, websites or other media for compliance with applicable laws. In addition, where special government review or government approval is required for specific product advertisements, we are separately obligated to confirm that such review has been performed and approval has been obtained. We have taken measures to comply with such requirements, including requesting relevant documents from the advertisers. Our reputation will be damaged and our results of operations may be materially and adversely affected if advertisements served by us are in violation of relevant PRC advertising laws and regulations or have not received required approval from the relevant government authorities or are not compliant in contents. If we are found to be liable in any government proceedings or civil actions against us, our business could be materially and adversely affected.

Our holding company relies principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of our PRC subsidiaries to make payments to our holding company could have a material adverse effect on its ability to fund our operations, make investments or acquisitions, or pay dividends.

China Real Estate Information Corporation is a holding company, and it relies principally on dividends from our subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to our holding company. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to our holding company. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to our holding company could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to approval by relevant governmental authorities in China and other requirements under relevant PRC regulations.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises in China are subject to approval by the Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to obtain such approvals, our ability to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.

The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises” to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. In the fourth quarter of 2008, Shanghai CRIC was recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as a “high and new technology enterprise” under the Administrative Rules for the Certification of High and New Technology Enterprises jointly issued by the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance on April 18, 2008, and was further approved by the local tax authorities on April 13, 2009 to be eligible to the reduced 15% enterprise income tax rate for the term commencing on January 1, 2008 and ending on December 31, 2010, as long as it maintains its qualification as a “high and new technology enterprise.” The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. If Shanghai CRIC fails to maintain the “high and new technology enterprise” qualification or renew such qualification when the valid term expires, its applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction of income tax for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. However, the qualified software enterprise status is subject to annual review. If Shanghai SINA Leju fails to maintain the software enterprise status in any annual review, its applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.

Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated affiliated entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Starting from year 2007, we are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of subsidies and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempted from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. To date, the State Administration of Taxation has not published more detailed implementing regulations for these measures. The State Administration Taxation further promulgated a circular on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as the “beneficial owner” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempted from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempted from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law.

If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the real estate and/or advertising industries in China;

•	changes in the economic performance or market valuations of other real estate services companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	sales or repurchases of our ADSs or ordinary shares; and

•	general economic or political conditions in China.

In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in dilution to our shareholders.

We believe that our current cash, cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2010, we have 142,984,722 ordinary shares outstanding, more than 85% of which will be available for sale upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up period in relation to the initial public offering on October 16, 2009 has expired.

In addition, we, E-House and SINA have entered into an agreement which provides E-House and SINA certain rights to cause us to register the sale of shares held by E-House and SINA. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the sale of such shares pursuant to the effective registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, we are exempted from certain corporate governance requirements that provide protection to shareholders of other companies.

Currently, E-House owns more than 50% of the total voting power of our company and thus making our company a “controlled company” under the NASDAQ Stock Market Rules. As a controlled company, we are exempted from certain NASDAQ corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors. We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

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

The primary focus of our operations is in China, where we derive the majority of our revenues. From 1999 to 2001, our growth was mainly driven by our online advertising business, which generated the majority of our total revenues. We began offering MVAS under arrangements with third-party operators in the PRC in late 2001 and have up until 2004 experienced significant growth in MVAS revenues. We have grown organically and through acquisitions and partnerships in recent years. For example, we acquired Memestar Limited in 2003, Crillion Corporation in 2004 and Davidhill Capital Inc. in 2004. In 2008, we spun off our real estate and home decoration channels into a subsidiary and sold a 34% interest to E-House. In October 2009, we injected our online real estate advertising business into our majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanged our interest in COHT for approximately 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market.

Our business operations in China are conducted primarily through wholly-owned subsidiaries, including SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.

B.	Business Overview

Overview

SINA is an online media company and MVAS provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0 and social networking-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, social networking service (“SNS”), such as micro-blog and album, blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

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

During 2009, SINA focused on solidifying and expanding our leadership in the online media space. With the merger of COHT with CRIC, SINA diversified its online real estate advertising business into a real estate information and consulting vertical with both online and offline capabilities. SINA also enhanced its multimedia, multi-device platform through investments in video, social networking and mobile Internet services. We believe these efforts will position our core businesses for further success as the Chinese economy rebounds from the global economic recession.

Market Opportunities

SINA’s primary focus is on the China market. The success of our business is tied to the size and vitality of China’s economy. In a preliminary study published by the Chinese National Bureau of Statistics, China’s gross domestic product (GDP) reached $4.9 trillion in 2009, representing an 8.7% year-on-year growth rate. The latest survey by China Internet Network Information Center (“CNNIC”) shows that the number of Internet users in China has grown 28.9% from last year to 384 million as of the end of 2009. The large user base makes China an attractive market for the Company to expand its product offerings and to grow its revenue streams. According to the latest survey by CNNIC, 90% of the Internet users in China have access to broadband. The large broadband adoption creates opportunities for the online industry, particularly in the areas of audio and video-based products and services, such as rich media and video advertising. In addition, based on a January 2010 report issued by MII, the number of mobile phone users has increased 16.5% year-over-year to 747 million at the end of 2009. During 2009, telecom operators in China stepped up their efforts in building 3G networks and promoting their platforms. The development of 3G mobile services over time will level the playing field among the operators, improve the performance of Internet access via mobile phones and significantly broaden the reach of the mobile Internet in China. We believe this will create additional business opportunities for us going forward.

Properties and Product Offerings

SINA provides services through five major business lines, including SINA.com, SINA Community, SINA Mobile, SINA.net and SINA E-Commerce, which are categorized into two revenue streams — advertising and non-advertising. The following table presents an overview of our revenue reporting structure as well as our vertical properties and services:

Properties	Revenue Classification
and	Advertising (Online Advertising)		Non-Advertising (MVAS, Search, and Fee-Based Services)
Services	SINA.Com	SINA Community	SINA Mobile	SINA.Net	SINA E-Commerce	Others

	• News and online	• Blog	• SMS	• Search	• Online Shopping	• Licensed fees from CRIC
	• Vertical content	• Micro-blog	• IVR	• Enterprise solutions
	• Online advertising	• Podcasting	• MMS
		• Album	• WAP
		• Bar	• CRBT
		• Notepad	• KJAVA
• Instant-messaging
• Group
• BBS
• Email
• Post
• Space

SINA.com

SINA is an online brand advertising property in China. SINA employs a multi-pronged sales strategy that targets both short-term revenue opportunities such as banner advertising campaigns, as well as longer-term, higher-value contracts that include integrated marketing packages. The Company’s advertising product offerings consist of banner, button, text-link and in-stream video advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services.

The Company’s primary target client base for advertising and sponsorships consists of global corporations doing business in Greater China and domestic companies in each of the regions SINA operates in, to which the Company sells from both its corporate and regional headquarters. Global corporations are typically Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs. Regional companies consist of medium to large companies that are focused on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

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

SINA Sports.  SINA Sports offers multimedia news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, NBA games, general sports as well as exciting coverage of world-famous sports stars and teams.

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

SINA Real Estate.  SINA Real Estate provides the latest news, pricing and availability of new, used and rental properties. It also features interactive electronic maps, discussion forums and how-to guides for buyers, sellers and owners of properties on topics ranging from home buying, selling, furnishing and repairs. SINA Real Estate is operated by COHT, which is owned by CRIC in which SINA holds a minority interest.

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

SINA Book Reviews.  SINA Book Reviews is a one stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders.

SINA Video.  SINA Video is an online video platform that provides high-quality, easy-to-use interactive video products. SINA Video is divided into various vertical categories, including News, Entertainment, Music, Sports, Financial, Life, VIP Chat, Movie Premieres and SINA TV. The latter includes streaming of a broad range of television programs both in real time and on an on-demand basis.

SINA WAP.  SINA WAP is a mobile portal offering a world of free information and entertainment. Users can access the latest information around the world and perform web searches via mobile phone.

SINA Community

SINA Community aims at providing a user-generated platform for information and entertainment and promoting the social networking experience for SINA netizens.

SINA Blog.  Launched in 2005, SINA Blog has become a popular platform for Chinese bloggers to read and publish original writings. Building on SINA’s brand prestige and large user traffic, SINA Blog represents a destination for celebrities to maintain a direct dialog with their fans.

SINA Micro-blog.  Launched in October 2009, SINA Micro-blog is a social networking and micro-blogging service that enables its users to send and read multi-media or text-based messages of up to 140 characters displayed on the author’s profile page and delivered to the author’s circle of friends or followers. Users can send and receive messages via SINA’s Micro-blog website as well as via mobile phones. The connection to mobile phones, by enabling easier and more frequent access to micro-blogging service and instantaneous interactions within inter-linked networks, expedites the spread of information and upgrades the social networking experience to a different level.

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

SINA Notepad.  SINA Notepad was created in April 2007 as an intra-community messaging tool that allows users to send private messages to other community members.

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

SINA Mobile

SINA’s MVAS, launched in April 2002, allow users to receive news and information, download ring tones and pictures, and participate in dating and friendship communities. Users can order these services through the SINA website or through their mobile phones on a monthly subscription or pay-per-message basis. SINA offers MVAS through a wide range of products such as content downloading, news subscription and mobile games, on multiple platforms such as SMS, MMS, WAP, IVR, CRBT and KJAVA.

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

SINA.net

SINA.net serves as an enterprise solutions platform to assist businesses and government bodies to more effectively engage, communicate and transact with their target audiences via the Internet. SINA.net provides businesses and government bodies with e-marketing and e-government solutions including search, corporate email, e-commerce and city portals.

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

In March 2010, Google announced its decision to redirect searches on Google.cn to Google.com.hk. At the end of March 2010, Google’s Hong Kong-based search engine suffered a major outage for mainland China users, which Google explained was caused by China’s firewall. We are reassessing our cooperation with Google following Google’s decision to in effect shut down its China search engine.

SINA E-Commerce

SINA currently offers SINAMall (http://mall.sina.com.cn), an online shopping website, on its Chinese Mainland and North America websites. Based on SINA’s proprietary technology platform, SINAMall enables both international and local companies to transact business.

Additional information on segment reporting is incorporated herein by reference to Note 13 of the Notes to the Consolidated Financial Statements, which appears in Item 8 of this Annual Report on Form 20-F.

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

Technology Infrastructure

SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in China, U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache, Squid, Ngnix, and Lighttpd servers. These servers are primarily maintained at China Telecommunications Corporation and China United Network Communications Group Corporation in cities across China, including Beijing, Shanghai, Guangzhou, Tianjin, Jinan, Xian, Harbin, Nanjing, Chengdu, Wuhan and Shenyang, TNN in Taipei, Taiwan, AT&T in San Jose, California, as well as iAdvantage in Hong Kong.

The Company believes that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the Internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, traffic, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of China Mobile Communications Corporation and China United Network Communications Group Corporation to provide MVAS to SINA’s users. Nevertheless, the Company has experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, such instances could have a material impact on its business in the future.

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

As SINA expands its product offerings into areas, such as blog, video, social networking, instant messaging and WAP portal, it faces increasing competition from companies that are focused in the same space. In blog, SINA competes with public companies, such as Baidu, Tencent, Netease, Sohu, Shanda (Shanda Literature) and Microsoft (MSN) as well as private companies, such as Bokee, Blogbus, Poco, Blogcn and Hexun in China. In online video, SINA’s competitors include private companies, such as Youku, 56.com, Tudou, Ku6, PP Live and PP Stream, as well as the video offerings of large established portal companies such as Tencent, Sohu and Netease. In micro-blog and social networking, in general, SINA competes with private companies like Xiaonei.com, Kaixin001.com, hainei.com, 51.com, Twitter and 159.com, as well as the large portals. In instant messaging, SINA faces competition from the likes of Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger). In the WAP portal space, key competitors include Tencent, Kongzhong, Shanghai 3G and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. SINA also faces competition from vertical websites, who may have more resources dedicated to a particular topical area, such as Hexun, East Money, China Finance Online, PCAuto, Auto Home and PC Online. On the mobile side, the Company competes with other service providers such as Kongzhong, Linktone, Hurray and TOM Online that specialize in MVAS as well as large portals. As SINA continues to broaden its range of product offerings, it expects increasing competition from these established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective verticals. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues.

Other online content/services companies, such as Baidu, Tencent, Netease, Sohu and TOM Online, compete with SINA for user traffic, advertising revenue, e-commerce transactions, MVAS and fee-based services. Industry consolidation may occur as the market for the Internet in China matures, which could result in increased competition. The Company also faces competition from international Internet companies such as Yahoo, Microsoft, eBay, Google, Twitter, Facebook, YouTube, MySpace and AOL. With the gradual opening of the telecommunication sector resulting from China’s entry into the World Trade Organization, the Company expects an increasing number of international portals and Internet companies to enter the Chinese online media industry. These companies may have greater brand recognition, financial resources and longer operating histories than we have. SINA also competes for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.

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

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the Ministry of Education (“MOE”), the Ministry of Culture (“MCPRC”), the Ministry of Health (“MOH”), and the Ministry of Public Security.

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

On December 20, 2001, after China’s formal entry into the WTO, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002 and were amended by the State Council on September 10, 2008. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, may undertake operations in basic telecom services and value-added telecom services. Currently, the foreign party to a value-added FITE may hold up to 50% of the equity, with no geographic restrictions on its operations. Before that, foreign investors were prohibited from investing in Internet content services. The PRC government has not made any further commitment to loosen the regulation on FITEs, except for qualified Hong Kong Service Providers under the Mainland and Hong Kong Closer Economic Partnership Arrangement.

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

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.

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

Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License issued on September 18, 2009 by Guangdong Communication Administration Bureau with a validity term up to September 18, 2014 subject to annual inspection, authorizing the provision of nationwide Internet information services.

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

On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. The ICP Company has passed the annual inspection for the year 2008.

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

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by SARFT on April 16, 2009, with a validity term up to April 16, 2012.

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

On March 31, 2009, SARFT promulgated the Notice on strengthening the Administration of the Content of Internet Audio Visual Program, which reiterated the prohibition of certain types of Internet audio visual programs containing violence, pornography, gambling, terrorism or superstitious factors

Production of Radio and Television Programs

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

MVAS

On March 1st, 2009, MII promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations (“New Administrative Measures”), which superseded the Administrative Measures for Telecommunication Business Operating Licenses published in 2001 (“Old Administrative Measures”) on April 10th, 2009. The New Administrative Measures, like the Old Administrative Measures, require an entity to obtain a business permit, which is divided into two categories — license for basic telecom services and license for value-added telecom services, in order to operate telecommunication business. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License issued on July 7, 2009 by MII subject to annual inspection, authorizing nationwide provision of information service in value-added telecommunications services (excluding fixed line phone call information services and Internet information services). The validity term of this license is up to July 7, 2014. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, with a validity term up to June 1, 2013, authorizing the ICP Company to provide MVAS in Beijing.

Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on September 16, 2009 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services).

StarVI currently holds a Value-Added Telecommunications Services Operating License issued on September 16, 2009 with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services).

Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on September 16, 2009 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services).

Beijing Western-net Network Technology Co., Ltd. currently holds a Value-Added Telecommunication Services Operating License issued on March 1, 2010 by MII with a validity term up to March 1, 2015 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Beijing Western-net Network Technology Co., Ltd. has been approved to provide MVAS in Beijing.

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

In accordance with these rules, the ICP Company obtained the Internet Publication License from GAPP to distribute Internet publications on October 30, 2003 with a ten-year validity term subject to annual inspection.

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

On July 27, 2004, GAPP and the State Copyright Bureau jointly promulgated the Notice on Carrying out the Decision from the State Council Regarding the Approval of Electronic and Online Games Publications, or the Games Notice. According to the Games Notice, the Internet Publication License is required for publishing online games.

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

On November 13, 2009, MCPRC once again issued the Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, snotty promotion and advertisement of online games, games propagating eroticism, gambling, violence, online games without the approval from MCPRC, and so on, are strictly prohibited.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” or Circular 13. Circular 13 expressly prohibits foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM, MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

On October 30, 2003, the ICP Company obtained the Internet Publication License issued by GAPP with a ten-year validity term subject to annual inspection. The ICP Company currently holds an Online Culture Operating Permit issued by MCPRC on September 2, 2008, and the validity term of this permit is up to September 2011. The ICP Company has duly conducted all relevant examination and record procedures for online game under its operation.

Internet Medical, Health and Drug Information Services

On May 1, 2009, MOH promulgated Administrative Measures for Internet Medical and Health Information Services, which require an entity that provides Internet medical-and-health-related information services to obtain a license from the health administrative departments at the provincial level and strictly prohibit the website from releasing any superstitious, pornographic or false information or publish any medical advertisements without examination and approval or provide on-line diagnosis or treatment services.

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, websites publishing drug-related information must obtain a license from SDA or its provincial departments.

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA on December 20, 2001 and January 10, 2002, respectively, and has obtained the Qualification Certificate for Internet Drug Information Services issued by the BDA on December 7, 2009 with a validity term up to December 6, 2014.

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

Shanghai SINA Advertising Co., Ltd., a Chinese company wholly owned by our subsidiary SINA Hong Kong Limited, has an approved business scope to carry out the design, production, issuance and agency of advertisements.

The ICP Company has an approved business scope to issue Internet advertisements on the website www.sina.com.cn, therefore the ICP Company is allowed to carry out the business of placing advertisements on the website “www.sina.com.cn”.

Fujian SINA Information Services Co., Ltd, a Chinese company in which the ICP Company holds 70% equity interest, has an approved business scope to carry out the design, production, issuance and agency of advertisements.

Henan Bolang Information Services Co., Ltd, a Chinese company in which the ICP Company holds 51% equity interest, has an approved business scope to carry out the design, production, issuance and agency of advertisements.

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

According to the above regulations, any entity wishing to access international network connections for its computer information networks in the PRC must comply with the following requirements:

•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of MII.

The companies described in “C. Organizational Structure” below are in proper compliance with these requirements.

Information Security and Censorship

Regulations governing information security and censorship include:

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) which was amended on April 30, 2010 and the amendment will be effective from October 1, 2010;

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1997);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•	Measures for the Administration of Commercial Website Filings for the Record (2002) their Implementing Rules (2002);

•	Measures for the Administration of IP Address Archiving (2005);

•	Provision on Technical Measures for Internet Security Protection (2005); and

•	Administrative Measures for the Graded Protection of Information Security (2007).

These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which will be effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.

According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated by BAIC in July 2002, websites must comply with the following requirements:

•	file with BAIC and obtain electronic registration marks;

•	place the registration marks on their websites’ homepages; and

•	register their website names with BAIC.

The ICP Company successfully registered its websites with BAIC on December 23, 2002. Afterwards, SINA’s electronic registration mark is prominently placed on its homepage.

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

On April 14, 2008, the Administration Measures for Recognition of High and new Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. Sina.com Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd. and SINA Technology (China) Co., Ltd. have obtained the Certificate for High and New Technology Enterprises, showing the high and new technology enterprises status. Therefore, the said companies are entitled to enjoy a favorable tax rate under the EIT Law.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

The EIT Law and its Implementation Rules have made an effort to scrutinize transactions between related parties. Pursuant to the EIT Law and its Implementation Rules, the tax authorities may impose mandatory adjustment on tax due to the extent a related party transaction is not in line with arm’s-length principle or was entered into with a purpose to reduce, exempt or delay the payment of tax. On January 8, 2009, the State Administration of Taxation issued the Implementation Measures for Special Tax Adjustments (Trial), which sets forth tax-filing disclosure and documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment.

On December 10, 2009, the State Administration of Taxation issued a circular on Strengthening the Administration of Enterprise Income Tax Collection on Income Derived from Equity Transfer by Non-resident Enterprise, or Circular 698. Pursuant to Circular 698, non-resident enterprises should declare any direct transfer of equity interest of PRC resident enterprises and pay taxes in accordance with EIT Law and relevant laws and regulations. For an indirect transfer, if the effective tax rate for the transferor (a non-PRC-resident enterprise) is lower than 12.5% under the law of the jurisdiction of the direct transferred target, the transferor is required to submit relevant transaction materials to PRC tax authorities for review. If such indirect transfer is determined by PRC tax authorities to be a transaction without any reasonable business purpose other than for the purpose of tax avoidance, the gains derived from such transfer will be subject to PRC income tax.

In addition to the above, after the EIT Law and its Implementing Rules were promulgated, the State Administration of Taxation released several regulations to stipulate more details for carrying out the EIT Law and its Implementing Rules. These regulations include:

•	Notice of the State Administration of Taxation on the Issues Concerning the Administration of Enterprise Income Tax Deduction and Exemption (2008);

•	Notice of the State Administration of Taxation on Intensifying the Withholding of Enterprise Income Tax on Non-resident Enterprises’ Interest Income Sourcing from China (2008);

•	Notice of the State Administration of Taxation on Several Issues Concerning the Recognition of Incomes Subject to the Enterprise Income Tax (2008);

•	Opinion of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax (2008);

•	Notice of the Ministry of Finance and State Administration of Taxation on Several Preferential Policies in Respect of Enterprise Income Tax (2008);

•	Interim Measures for the Administration of Collection of Enterprise Income Tax on the Basis of Consolidation of Trans-regional Business Operations (2008); and

•	Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (2009).

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

On June 29, 2007, the National People’s Congress of China enacted the new Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers and have been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract, unless an employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day.

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

SINA is the parent company of our group and conducts business operations in China through wholly-owned and partially-owned subsidiaries and VIEs. Below are the significant wholly-owned subsidiaries held by SINA:

	Jurisdiction
Subsidiary	of Organization	Ownership

SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Beijing New Media Information Technology Co. Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA(Shanghai) Management Co. Ltd.	People’s Republic of China	100%
Beijing SINA Advertising Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Advertising Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%

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

The capital investment in these VIEs is funded by SINA through SINA’s wholly and partially-owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2009, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $8.4 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly and partially-owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

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

The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 21,000 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease these office facilities under non-cancelable operating leases with various expiration dates through 2013. Our servers are primarily maintained at China Telecommunications Corporation and China Network Communications Group Corporation in Beijing, Shanghai and Guangzhou as well as in other cities throughout China. We also have servers located at various Internet data centers in Taipei, San Jose (California) and Hong Kong.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth above in “Item 3. Key Information — D. Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information — D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

Overview

We are an online media company and MVAS provider in China and for the global Chinese communities. Advertising and MVAS are currently our major sources of revenues, and we derive majority of these revenues from our operations in China.

Our advertising business in China has been robust in recent years because of strong local economy, growth in Internet users and the shift of advertising budgets from traditional media to online media. Our advertising revenues in 2008 were boosted in part by the coverage of major international sporting events, such as the 2008 Beijing Olympics and the UEFA Euro 2008, neither of which was repeated in 2009. As compared to prior years, the growth rate of the Chinese economy has slowed significantly in the first half of 2009 in the wake of the global financial crisis. The advertising market in China steadily recovered in the first half of 2009. Although we believe content consumption in China will continue to shift toward the Internet and online media will continue to outperform traditional media in the near future, further improvement of the advertising market in China is dependent on the continued recovery of the Chinese economy.

In October 2009, we spun off our online real estate advertising business into our majority-owned subsidiary COHT and merged it with CRIC to form an online and offline real estate information and consulting platform in China. CRIC was listed on the NASDAQ on October 16, 2009. SINA is the second largest shareholder of CRIC with approximately 33% of its interest. Our interest in the equity of CRIC with carrying value on our consolidated balance sheets of $572.0 million, based on CRIC’s initial public offering price, represented approximately 35% of our total assets as of December 31, 2009. Beginning October 1, 2009, we no longer consolidate the financial results of COHT and instead account for our interest in CRIC using the equity method of accounting. We will report our interest in CRIC one quarter in arrears, which will provide us with more time to collect and analyze CRIC’s results. Due to the adoption of lag reporting for our investment in CRIC, net income attributable to SINA and basic and diluted net income per share attributable to SINA for our fourth quarter and year ended December 31, 2009 do not include equity income from CRIC for the fourth quarter of 2009. We expect equity income from CRIC to make up a material portion of future net income attributable to SINA and the future growth of net income attributable to SINA will depend in part on the ability of CRIC to grow its net income.

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

Our MVAS business has rebounded since 2008, resulting mainly from a relatively stable operating environment following years of abrupt changes in operator policies and government regulations. However, new operator policies were introduced recently, resulting in a sequential decline in the fourth quarter of 2009, and we anticipated further sequential decline in the first quarter of 2010. It is possible that our MVAS business could further deteriorate. We believe policy changes from operators will continue to be a key risk for our MVAS business in the near future. Our ability to cope with sudden operator policy changes and stabilize our MVAS revenues are dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. In 2008, the Chinese government distributed 3G licenses to the three major telecom operators in China, which we believe will be positive for mobile consumers and will bring new opportunities to mobile service providers over the long run. We are uncertain of the impact of the recent slowdown of the Chinese economy to our MVAS business and will continue to monitor the situation. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years.

In September 2009, we entered into a definitive agreement for a private equity placement of SINA’s ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, our Chief Executive Officer, and other members of our management. At the closing in November 2009, SINA received gross proceeds of $180.0 million, and New-Wave received 5,608,612 ordinary shares in SINA.

In September 2009, we announced that SINA and Focus Media Holding Limited (NASDAQ: FMCN) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, pursuant to which the Company had agreed to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks.

As of December 31, 2009 and 2008, our accumulated earnings were $590.5 million and $178.6 million, respectively. Our total cash, cash equivalent and short-term investments as of December 31, 2009 and 2008 were $821.5 million and $603.8 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering, the sale of our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We repurchased approximately 2.5 million SINA ordinary shares in the open market for total consideration of $50 million during the first quarter of 2009. We received $180.0 million from the private equity placement of our ordinary shares in the fourth quarter of

2009. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenues, customer programs and incentives, marketable securities, bad debts, investments, intangible assets and goodwill, stock-based compensation, income taxes, financing operations, advertising expenses, estimated useful lives of assets, foreign currency, contingencies and litigation. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the Consolidated Financial Statements.

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

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $5.3 million, $3.5 million and $5.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

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

Impairment of goodwill and long-lived assets

We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the carrying value of goodwill may exist. The timing of an impairment test may result in charges to our statements of operations in the current reporting period that could not have been reasonably foreseen in prior periods. Application of a goodwill impairment test requires judgment including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our consolidated balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 4 to the Consolidated Financial Statements for additional information on goodwill.

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

Equity investments

Our equity investments are comprised of investments in a publicly traded company and certain privately-held companies. We account for equity investments in entities in which we exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. For equity investments over which we do not have significant influence, the cost method of accounting is used. The Company accounts for its investment in CRIC using the equity method of accounting. Following the acquisition date, the Company records its share of the results of CRIC one quarter in arrear within earnings in equity interests.

We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary.

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

MVAS

We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. In 2009, approximately 88% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total net revenues, but should not have a significant impact on our gross profit.

Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates if such historical average is available. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.

In the past, one of the operators has requested resettlement of billings that were settled in prior periods and on which payments have been received. We have accrued for such credits to revenue based on a historical rolling average and the true-ups between accrued amounts and actual credit memos issued have not been material. If operators request for a resettlement of billings for previous periods at an amount significantly higher than historical average, our revenues could be materially impacted.

In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers.

Changes in judgments on assumptions and estimates stated above for MVAS revenues could materially impact the timing and/or amount of revenue recognition.

Advertising expense

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. We expense all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of our direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. We expense all such direct advertising expenses.

Stock-based compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income attributable to SINA and net income per share attributable to SINA.

Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

See Note 12 to Consolidated Financial Statements for information regarding stock-based compensation.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our Consolidated Financial Statements. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the Enterprise Income Tax Law, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a 10% withholding tax should it decides to distribute earnings accumulated since 2008 offshore.

Foreign currency

Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Nonmonetary transaction

We account for nonmonetary transaction based on FASB ASC 845-10 “Exchanges of Nonmonetary Assets,” which requires the assets exchanged to be based on fair value unless one of the three conditions is met: (1) the fair value of the asset relinquished or received cannot be determined (within reasonable limits), (2) there is an exchange of inventory for inventory that will be sold in the same line of business to facilitate sales to customers, or (3) the transaction lacks commercial substance. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.

Disposal of subsidiary

We account for the disposal of a subsidiary by recognizing a gain or loss measured as the difference between the aggregate of (1) the fair value of any consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated and (3) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated; and the carrying amount of the former subsidiary’s assets and liabilities. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.

Recent accounting pronouncements

Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Since the codification did not alter existing GAAP, it did not have an impact on our consolidated financial statements. All references to pre-codified GAAP have been removed in the Consolidated Financial Statements.

In December 2009, the FASB issued Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The new guidance is effective for fiscal years beginning on or after November 15, 2009. Earlier application is prohibited. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In October 2009, the FASB issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2009, the FASB issued revised guidance on the accounting for the transfer of financial assets. The revised guidance requires additional information disclosures on the transfer of financial assets, including securitization transactions, and where an entity has continuing exposure to risks related to transferred financial assets. The revised guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of VIEs. The revised guidance requires an analysis to determine whether an entity has a controlling financial interest in a VIE. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

A.	Operating Results

Net revenues

	Year Ended December 31,
							% of Change
							YOY	YOY
	2009		2008		2007		09 & 08	08 & 07
	(In thousands, except percentages)

Net revenues
Advertising	$227,895	64%	$258,499	70%	$168,926	69%	(12)%	53%
Non-advertising:
MVAS	119,341	33%	103,318	28%	70,489	29%	16%	47%
Others	11,331	3%	7,770	2%	6,712	2%	46%	16%

	130,672	36%	111,088	30%	77,201	31%	18%	44%

	$358,567	100%	$369,587	100%	$246,127	100%	(3)%	50%

The total net revenues decreased 3% year-over-year in 2009 and increased 50% year-over-year in 2008. The decrease from 2008 to 2009 was mainly due to the year-over-year decrease in advertising revenues partially offset by increase in non-advertising revenues. The increase from 2007 to 2008 was mainly due to the year-over-year increase in advertising and MVAS revenues. Advertising revenues as a percentage of total net revenues decreased to 64% in 2009 from 70% in 2008 and 69% in 2007, while MVAS revenues grew to 33% in 2009 from 28% in 2008 and 29% in 2007.

Advertising.  Advertising revenues decreased 12% year-over-year in 2009. The global financial crisis impacted the Chinese economy and in particular the advertising sector in China during the first half of 2009. Further, our advertising revenues in 2008 were boosted in part by the coverage of major international sporting events, such as the 2008 Beijing Olympics and the UEFA Euro 2008, neither of which was repeated in 2009. Substantially all of our advertising revenues are generated from China. Total number of advertisers in China was approximately 1,300 in 2009, compared to approximately 1,220 and 1,080 in 2008 and 2007, respectively. Average revenue per advertising customer in China was approximately $170,000 in 2009, compared to approximately

$210,000 and $150,000 in 2008 and 2007, respectively. Our top ten customers in the aggregate accounted approximately 16%, 17% and 16% of our advertising revenues in the PRC in 2009, 2008 and 2007, respectively. Automobile, real estate, fast-moving consumer goods, financial and telecommunication were the top advertising sectors in 2009, accounting for approximately 78% of total advertising revenues.

We spun off our online real estate advertising business to merge it with CRIC in October 2009. Since then, we no longer consolidate revenues from real estate sector in our advertising revenues. Advertising revenues from real estate sector for the first three quarters of 2009 constituted approximately 12% of our total advertising revenues for 2009.

Non-advertising.  Non-advertising revenues consist of MVAS and, to a lesser extent, amortized deferred revenue and fee-based revenues.

MVAS

	Year Ended December 31,
							% of Change
							YOY	YOY
	2009		2008		2007		09 & 08	08 & 07
	(In thousands, except percentages)

2.0G products	$84,432	71%	$64,005	62%	$55,404	79%	32%	16%
2.5G products	34,909	29%	39,313	38%	15,085	21%	(11)%	161%

	$119,341	100%	$103,318	100%	$70,489	100%	16%	47%

MVAS revenues increased 16% and 47% year-over-year in 2009 and 2008, respectively. The year-over year increase in MVAS revenues in 2009 and 2008 was mainly due to relatively more stable operator policies, government regulations and business environment.

Revenues from 2.0G products, including SMS, IVR and CRBT, increased 32% and 16% year-over-year in 2009 and 2008, respectively. Revenues from SMS accounted for 45%, 33% and 51% of MVAS revenues in 2009, 2008 and 2007, respectively. Revenues from IVR were 23%, 25% and 22% of MVAS revenues in 2009, 2008 and 2007, respectively. The year-over-year increase for revenues from SMS and IVR revenues were 60% and 2% in 2009, respectively. In 2008, SMS revenues declined 6% year-over-year, while IVR revenues increased 70% year-over-year. The year-over-year change in product mix between SMS and IVR in 2009 and 2008 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts.

Revenues from 2.5G products, including MMS, WAP and Kjava, decreased 11% in 2009 and increased 161% in 2008 year-over-year. MMS, WAP and Kjava accounted for 8%, 9% and 12% of MVAS revenues, respectively, in 2009 compared to 17%, 11% and 10% of MVAS revenues in 2008, and less than 10% of MVAS revenues individually in 2007. Kjava revenues increased 36% year-over-year in 2009 mainly due to increased game offerings, sales promotions and general market demand. MMS revenues decreased 44% year-over-year in 2009 mainly due to decreased marketing effort. WAP revenues decreased 5% year-over-year in 2009 primarily due to reduced marketing efforts.

In the past, operators have made significant changes to their policies on MVAS in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as SARFT. The key policy changes made by operators in recent years include the following:

•	In January 2010, China Mobile implemented a series of measures that included limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process.

•	In November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers for WAP services, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. The ultimate impact of these measures to the Company’s MVAS revenues is currently unknown. For the fourth quarter of 2009, approximately 9% of the Company’s MVAS revenues were derived from WAP services. China Mobile has not yet indicated how long these new measures will last or whether it would expand such measures.

•	In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicated the purchasing process of MVAS and reduced the effectiveness of our direct advertising and increased the difficulties of new user recruitment. We have been unable to estimate the impact of such change on our results of operations, cash flows and financial condition.

•	In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in 2009 accounted for approximately 21% of our MVAS revenues.

•	In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via provincial and local subsidiaries of China Mobile in the aggregate in 2009 were approximately $99.2 million.

•	In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement with China Unicom, based on the receipt of billing statement, has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom in the future as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via provincial and local subsidiaries of China Unicom in the aggregate in 2009 were approximately 14% of our MVAS revenues.

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

Other non-advertising revenues

Other non-advertising revenues include the amortized deferred revenue and fee-based services, including primarily paid personal email services and corporate email services and causal games. In conjunction with the spin-off of our online real estate advertising in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and will be amortized on a straight-line basis over the contract period of ten years. In the fourth quarter of 2009, amortized deferred revenue was $4.7 million.

Costs of revenues

	Year Ended December 31,
				% of Change	% of Change
	2009	2008	2007	YOY 09 & 08	YOY 08 & 07
	(In thousands, except percentages)

Costs of revenues:
Advertising	$99,835	$100,008	$63,466	*	58%
Non-advertising:
MVAS	56,851	48,005	29,339	18%	64%
Other	1,606	2,322	1,897	(31)%	22%

	58,457	50,327	31,236	16%	61%

	$158,292	$150,335	$94,702	5%	59%

*	Less than 1%

Costs of revenues increased 5% and 59% year-over-year in 2009 and 2008, respectively. Costs of advertising revenues in 2009 was basically flat year-over-year while cost of MVAS revenues increased 18% year-over-year. In 2008, costs of advertising and costs of MVAS revenues increased 58% and 64%, respectively, when compared to 2007.

Advertising.  Costs of advertising revenues consist primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, payroll-related costs, stock-based compensation and equipment depreciation expense. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees are levied at approximately 8.5% of advertising revenues in China.

Costs of advertising revenues in 2009 were flat year-over-year and increased 58% year-over-year in 2008. Compared to 2008, Internet connection costs associated with additional bandwidth in 2009 increased $4.2 million, stock-based compensation increased $2.2 million, third-party advertisement production cost increased $1.6 million, and direct labor cost increased $0.6 million, driven by an increased headcount and payroll-related expenses. These increases were partially offset by $5.2 million reduction in content fees and $3.5 million decrease in business taxes, attributable to lower advertising revenues. In 2009, we recorded $0.5 million stock-based compensation in costs of advertising revenues as a result of our private equity placement of SINA ordinary shares to New-Wave. Compared to 2007, content fees increased $10.0 million in 2008, business taxes increased $8.3 million, attributable to higher advertising revenues, direct labor cost increased $7.7 million, driven by an increased headcount and payroll-related expenses, Internet connection costs associated with additional bandwidth increased $7.2 million and stock-based compensation increased $1.5 million.

Non-advertising.  Costs of non-advertising revenues mainly consist of the fees paid to third-party operators for their services related to billing, transmissions and collection of our MVAS revenues for using their transmission gateways, fees or royalties paid to third-party providers for contents and services associated with our MVAS, and business taxes and surcharges levied on non-advertising sales in the PRC, which are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.

Costs of MVAS revenues increased 18% and 64% year-over-year in 2009 and 2008, respectively. Compared to 2008, fees paid to third-party content and service providers increased $5.3 million in 2009 and fees retained by or paid to operators increased $3.2 million. Compared to 2007, fees paid to third-party content and service providers increased $12.7 million in 2008 and fees retained by or paid to operators increased $6.0 million.

Historical cost of MVAS revenue trends may not be indicative of future results, as operators in China have made changes to the way service fees are charged. For example, starting in January 2007, we were required to switch from using our own platform for the delivery of IVR services to that of China Mobile. Consequently, China Mobile’s service fees for IVR increased from 15% to 30%. China Mobile, China Unicom and other operators may further change their fee policies, which may have a material and adverse impact to our results of operation, financial position and cash flow.

Costs of other non-advertising revenue also include costs for providing fee-based services.

Gross margins

	Year Ended December 31,
	2009	2008	2007

Gross margins:
Advertising	56%	61%	62%
Non-advertising:	55%	55%	60%
MVAS	52%	54%	58%
Other	86%	70%	72%
Overall	56%	59%	62%

Overall gross margin declined three percentage points year-over-year in 2009 and 2008 to 56% and 59%, respectively.

Advertising.  The year-over-year decline in advertising gross margin in 2009 was mainly due to the decrease in advertising revenues without proportionate decrease in costs. The year-over-year decline in advertising gross margin in 2008 was mainly due to the higher content fees and Internet connection cost as a percentage of advertising revenues. Stock-based compensation for 2009, 2008 and 2007 accounted for approximately 2%, 1% and 1% of our advertising revenues, respectively. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.

Non-advertising.  The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues remained flat at 55% in 2009 as compared to 2008 and declined five percentage points from 2007 to 55% in 2008. Gross margin for MVAS declined two percentage points and four percentage points year-over-year in 2009 and 2008, respectively. These declines were mainly driven by the increases in fees retained by or paid to operators, third-party content and service providers. We expect further increases in these fees as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.

Operating expenses

	Year Ended December 31,
	2009		2008		2007		% of Change
		% of Net		% of Net		% of Net	YOY	YOY
		Revenues		Revenues		Revenues	09 & 08	08 & 07
	(In thousands, except percentages)

Sales and marketing	$85,133	24%	$79,784	22%	$50,555	21%	7%	58%
Product development	33,777	9%	30,371	8%	21,942	9%	11%	38%
General and administrative	40,025	11%	33,179	9%	26,738	11%	21%	24%
Amortization of intangible assets	4,138	1%	1,337	*	1,176	*	209%	14%

	$163,073	45%	$144,671	39%	$100,411	41%	13%	44%

*	Less than 1%

Operating expenses increased 13% and 44% year-over-year in 2009 and 2008, respectively. As a percentage of total net revenues, operating expenses increased from 39% in 2008 to 45% in 2009, but decreased from 41% in 2007 to 39% in 2008. Sales and marketing expense, as a percentage of total net revenues, increased from 21% in 2007, to 22% in 2008 and to 24% in 2009. Product development expense, as a percentage of total net revenues, did not vary much from 2007 to 2009. General and administrative expense, as a percentage of total net revenues, increased from

9% in 2008 to 11% in 2009, but decreased from 11% in 2007 to 9% in 2008. Amortization of intangible assets accounted for approximately 1% of net revenues in 2009 and less than 1% of net revenues in 2008 and 2007.

Sales and marketing.  Sales and marketing expenses consist primarily of payroll-related expenses, advertising and promotional expenditures and business travel expenses. Compared to 2008, stock-based compensation increased $3.9 million and payroll-related expenses increased $2.1 million, while corporate branding spending and MVAS promotions decreased slightly by $0.6 million in 2009. In 2009, we recorded $1.5 million stock-based compensation in sales and marketing expenses as a result of the private equity placement of SINA ordinary shares to New-Wave. Compared to 2007, corporate branding spending and MVAS promotions increased $21.6 million in 2008, stock-based compensation increased $0.9 million and payroll-related expenses, such as sales commissions and bonuses, increased $5.6 million. We expect sales and marketing expenses to continue to increase in absolute dollars in the near future.

Product development.  Product development expenses consist primarily of payroll-related expenses incurred for the enhancement to and maintenance of our websites as well as costs associated with new product development and enhancement for products such as micro-blog, blog and video podcasting. Compared to 2008, payroll-related expenses increased $1.7 million and stock-based compensation increased $2.1 million in 2009. In 2009, we recorded $0.8 million stock-based compensation in product development expenses as a result of our private equity placement of SINA ordinary shares to New-Wave. Compared to 2007, payroll-related expenses increased $4.6 million in 2008, depreciation expenses increased $1.3 million in 2008, resulting from purchases of new capital equipment, while stock-based compensation increased $0.4 million. We expect product development expenses to continue to increase in absolute dollars in the near future.

General and administrative.  General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. Compared to 2008, stock-based compensation increased $10.9 million, provision for allowance for doubtful accounts increased $1.8 million and payroll-related expenses increased $0.6 million in 2009. These were partially offset by the reduction in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries of $5.8 million and professional fees of $1.6 million. In 2009, we recorded $7.9 million stock-based compensation in general and administrative expenses as a result of our private equity placement of SINA ordinary shares to New-Wave. Compared to 2007, stock-based compensation increased $2.9 million, professional fees increased $2.8 million and payroll-related expenses increased $1.5 million. These were partially offset by the decrease in provision for allowance for doubtful accounts of $1.9 million.

Amortization of intangible assets.  Amortizable intangible assets include purchased technology, database and software. In the fourth quarter of 2009, we launched a new UC Instant Messaging platform that was completely internally developed. As this new platform will replace the previously acquired platform, we will discontinue the use of the acquired technology UC Instant Messaging platform as of March 31, 2010. As such, we charged $2.4 million in amortization expenses in the fourth quarter of 2009 and will amortize ratably the remaining $2.4 million of intangible assets related to the acquired UC Instant Messaging platform in the first quarter of 2010. Software is amortized over three years. Real estate related database was disposed as a result of the Transaction. See Note 4 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.

Interest and other income, net

	Year Ended December 31,
	2009	2008	2007
	(In thousands)

Interest income	$8,379	$15,371	$11,522
Amortization of debt discount	—	—	(3,704)
Other income	(8)	2,899	1,209

	$8,371	$18,270	$9,027

The year-over-year decrease in interest income in 2009 was mainly due to lower interest rate despite higher balances of cash, cash equivalent and short-term investments in 2009. The year-over-year increase in interest income in 2008 was due to higher balances of cash, cash equivalent and short-term investments in 2008.

With the adoption of the revised guidance on accounting for convertible debt instrument issued by the FASB, we recorded debt discount of $26.5 million and amortized the amount on a straight-line basis over the four-year period through June 2007 as a non-cash increase in interest expense. We applied it retrospectively to all prior periods as required by the revised guidance.

Included in other income, net currency transaction loss for 2009 was $0.1 million. Net currency transaction gains for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar.

Amortization of convertible debt issuance cost

With the adoption of the revised guidance on accounting for convertible debt instrument issued by the FASB, we recorded convertible debt issuance cost of approximately $2.0 million, which was amortized on a straight-line basis over the four-year period through June 2007. We applied it retrospectively to all prior periods as required by the revised guidance.

Gain on sale of business and equity investments, net

The following summarizes the gain (loss) on sale of business and investments:

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except percentages)

COHT	$376,564	$3,137	$—
Others	(1,509)	(779)	830

	$375,055	$2,358	$830

% of total net revenues	105%	*	*

*	Less than 1%

In April 2008, we sold a 34% interest of our restructured online real estate advertising business COHT to E-House and recorded a gain of $3.1 million from the step up of our sold interests to fair value. Subsequently, in October 2009, we spun off COHT to merge it with CRIC and exchange for approximately 33% interest in CRIC. Our interest in the equity of CRIC is valued at approximately $572.0 million based on its initial public offering price. We recorded a one-time gain of $376.6 million from this transaction. See Note 3 to the Consolidated Financial Statements for further information on the transaction.

Income tax expense

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except percentages)

Current income tax provision	$7,093	$14,098	$6,030
Deferred income tax	1,230	(56)	474

Total	$8,323	$14,042	$6,504

Income from China operations	$81,890	$108,147	$70,167
Effective tax rate for China operations	10%	13%	9%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2009 was 10%, compared to 13% in 2008 and 9% in 2007. The lower effective tax rate of our PRC operations for 2009 as compared to 2008 was primarily due to lower provision of repatriation tax for earnings in VIEs and additional tax holiday obtained by one of our subsidiaries. The increase in effective income tax rate in 2008 was due to the phasing out of tax holiday of certain of our FIEs.

Prior to January 1, 2008, our subsidiaries and VIEs were governed by the Previous IT Law. Under the Previous IT Law, our subsidiaries and VIEs were generally subject to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified high and new technology enterprises. In addition to a preferential statutory rate, some of our high and new technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.

Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Three of our subsidiaries in China, SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as high and new technology enterprises under the new EIT Law.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operation outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2009, we did not record any withholding tax on the retained earnings of its FIEs, as we intend to reinvest our earnings to further expand our business in China, and our FIEs do not intend to declare dividends to their immediate foreign holding companies.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. The Company believes that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The subsequent initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the new circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although the Company believes that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

During 2007, we reassessed our deferred tax assets assuming the 25% effective tax rate under the EIT Law. Historically, deferred tax assets were calculated using old statutory rate 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. As a result of the reassessment, we wrote down $0.4 million in deferred tax assets in the first quarter of 2007.

For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 3.D. See also Note 8 to the Consolidated Financial Statements for further discussion on income taxes.

B.	Liquidity and Capital Resources

	As of December 31
	2009	2008	2007
		(In thousands)

Cash and cash equivalents and short-term investments	$821,518	$603,824	$477,999
Working capital	$694,484	$498,524	$377,608
SINA shareholders’ equity	$1,221,727	$620,505	$494,976

We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering , the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003 and the $180.0 million raised from the private equity placement of SINA ordinary shares to New-Wave in November 2009, as well as cash generated from operations and the exercise of stock options.

On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.

One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2009, the last trading day of 2009, was $45.18. For the quarter ended March 31, 2010, the sale price of SINA ordinary shares exceeded 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into SINA ordinary shares for the quarter ending June 30, 2010 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.

In the fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as we deem appropriate. In 2009, we repurchased an aggregate of 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50.0 million. The repurchase program expired at the end of 2009.

In September 2009, we entered into a definitive agreement for a private equity placement of SINA’s ordinary shares with New-Wave. At the closing in November 2009, we received gross proceeds of $180.0 million and New-Wave received 5,608,612 ordinary shares in SINA. We filed a Registration Statement on Form F-3 for, among other things, the resale of the ordinary shares issued in the private equity placement.

As of December 31, 2009, we had $821.5 million in cash, cash equivalents and short-term investments. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we, if deemed necessary, will enhance our liquidity position or to increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Year Ended December 31,
	2009	2008	2007
		(In thousands)

Net cash provided by operating activities	$98,086	$114,000	$89,065
Net cash provided by (used in) investing activities	111,664	(23,960)	(5,857)
Net cash provided by financing activities	155,299	12,407	19,037
Effect of exchange rate changes on cash and cash equivalents	(1,946)	9,207	6,244

Net increase in cash and cash equivalents	363,103	111,654	108,489
Cash and cash equivalents at beginning of period	383,320	271,666	163,177

Cash and cash equivalents at end of period	$746,423	$383,320	$271,666

Operating activities

Net cash provided by operating activities for 2009 was $98.1 million. This was attributable to our net income of $412.3 million, adjusted by non-cash related gains on sales of business and equity investment, net, of $375.1 million and non-cash related expenses including stock-based compensation of $33.4 million, depreciation of $15.3 million, allowance for doubtful accounts of $5.3 million, amortization of intangible assets of $4.4 million, the realized foreign exchange gains from liquidated subsidiaries of $2.0 million and a net increase in cash from working capital items of $0.7 million. The net increase in working capital items was mainly due to the increase in accrued liabilities, such as content fees, bandwidth costs, sales commissions, bonuses and marketing expenses and deferred revenues, offset by the increase in accounts receivable, prepaid expenses and other current assets.

Net cash provided by operating activities for 2008 was $114.0 million. This was attributable to our net income of $81.2 million, adjusted by non-cash related expenses including depreciation of $16.0 million, stock-based compensation of $14.3 million, allowance for doubtful accounts of $3.5 million, amortization of intangible assets of $1.6 million and a net increase in cash from working capital items of $1.6 million, offset by the unrealized foreign exchange gains from liquidated subsidiaries of $2.0 million and gains from the sale of business and equity investments of $2.4 million. The net increase in working capital items was mainly due to the increase in accrued liabilities, such as content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, deferred revenues and income tax payable, partially offset by the increase in account receivables that resulted from the significant increase in our advertising revenues.

Net cash provided by operating activities for 2007 was $89.1 million. This was attributable to our net income of $54.1 million, adjusted by non-cash related expenses including depreciation of $13.4 million, stock-based compensation of $8.7 million, allowance for doubtful accounts of $5.3 million, amortization of intangible assets of $1.2 million, and a net increase in cash from working capital items of $2.7 million, offset by gains from the sale of investments of $0.8 million. The net increase in working capital items was mainly due to increase in accrued liabilities, such as sales rebates, content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, and deferred revenues and income tax payable, partially offset by the increase in account receivables which resulted from the significant increase in our advertising revenues.

Investing activities

Net cash provided by investing activities for 2009 was $111.7 million. Cash from the maturities of short-term investments was $191.6 million. This was offset by the purchase of short-term investments of $45.7 million, investments and prepayments on investments of $17.1 million, sales of interest in subsidiary of $11.6 million, equipment purchases of $4.9 million and cash paid for acquisition of intangible assets of $0.6 million.

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

Financing activities

Net cash provided by financing activities for 2009 was $155.3 million. Cash from the issuance of ordinary shares was $205.1 million comprising $180.0 million from the private equity placement of SINA ordinary shares to New-Wave and $25.4 million from the exercise of share options. Cash from noncontrolling interest shareholders’ capital contribution was $0.8 million. These were offset by the repurchase of ordinary share pursuant to the repurchase program of $50.1 million and $0.5 million of payments for other financing activities.

Net cash provided by financing activities for 2008 was $12.4 million. Proceeds from the exercise of share options was $10.5 million and capital contribution from eHouse was $2.5 million while payments for other financing activities were $0.6 million.

Net cash provided by financing activities for 2007 was proceeds from the exercise of share options of $19.0 million.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less Than One	One to	Three to	More Than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)

Operating leases obligation	$17,705	$2,563	$15,111	$31	$—
Purchase commitments	35,044	29,548	5,267	82	147
Other long-term liabilities	2,710	—	1,025	—	1,685

Total contractual obligations	$55,459	$32,111	$21,403	$113	$1,832

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2014. Rental expenses for the years ended December 31, 2009, 2008 and 2007 were $7.6 million, $6.5 million and $4.9 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2009 are $2.6 million, $4.6 million and $6.6 million for the years ending December 31, 2010, 2011 and 2012, respectively. The majority of the commitments are from our office lease agreements in the PRC.

Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table provides information with respect to our executive officers and directors as of March 31, 2010:

Name	Age	Position

Charles Chao	44	President, Chief Executive Officer and Director (Principal Executive Officer)
Herman Yu	39	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	38	Chief Operating Officer
Tong Chen	43	Executive Vice President & Chief Editor
Yan Wang	37	Chairman of the Board
Pehong Chen	52	Independent Director
Lip-Bu Tan	50	Independent Director
Ter Fung Tsao	64	Independent Director
Yichen Zhang	46	Independent Director
Song-Yi Zhang	54	Independent Director
Hurst Lin	45	Independent Director

Charles Chao has served as a director and Chief Executive Officer since May 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus, an out-of-home media and advertising network company, NetDragon Websoft Inc., a company providing technology for online gaming, and CRIC. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Herman Yu has served as the Company’s Chief Financial Officer since August 2007. Mr. Yu has served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of Qunar, a travel search company. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a Bachelor of Arts in Economics from the University of California. He is a member of the American Institute of Certified Public Accountants (AICPA) and Financial Executive Institute (FEI).

Hong Du has served as the Company’s Chief Operating Officer since February 2008. Ms. Du joined the Company in November 1999 and worked in the Business Development department until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined the Company in January 2005 and served as our General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, and Senior Vice President of Sales and Marketing from February 2007 to February 2008. Ms. Du is currently a director of CRIC. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.

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

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. In addition, he has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of Hong Kong

Energy, an alternative energy and software development company, Lumena Resource Corp., a thenardite products producer, and China Longyuan Power Group Corporation Limited, a wind power generation company. Mr. Zhang holds a J.D. degree from Yale Law School.

Hurst Lin has served as a director since January 2006. Mr. Lin co-founded and served as the Vice President of Business Development of Sinanet.com from May 1995 until we acquired it in March 1999. From March 1999 to April 2002, Mr. Lin served as our Vice President of Business Development. Mr. Lin served as our General Manager of U.S. Operations from September 1999 until February 2003 and Executive Vice President of Global Business Development from April 2002 to June 2003. He served as our Chief Operating Officer from June 2003 to July 2004 and from September 2005 to March 2006 and as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Lin has been a general partner of Doll Capital Management since April 2006. He is currently a director of several private companies. Mr. Lin holds an M.B.A. from Stanford University and a B.A. in Engineering from Dartmouth College.

There are no family relationships among any of the directors or executive officers of SINA Corporation. Our Board of Directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 5605(a)(2): Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, Song-Yi Zhang and Hurst Lin. We intend to maintain a majority of directors on the board that are independent.

B.	Amounts of Compensation Paid and Benefits Granted

Compensation

In 2009, we paid an aggregate of approximately $1.2 million in cash compensation to our executive officers and non-employee directors as a group. Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on the Company’s Board of Directors.

In 2009, we granted an aggregate of 707,000 restricted share units subject to service-based vesting to our executive officers and non-employee directors as a group. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our executive officers and non-employee directors are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our Board of Directors. Restricted share units that do not vest as prescribed will be forfeited.

See Note 12 to Consolidated Financial Statements for further discussion on stock-based compensation.

Share Incentive Plans

Our board of directors and shareholders approved the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a five-year term with a fixed number of shares authorized for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

Concurrently with the adoption of the 2007 Plan, all remaining shares available for grant under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan were forfeited. For a brief description of the Company’s 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan, see Note 12 to the Consolidated Financial Statements.

As of April 26, 2010, options and restricted share units for 1,361,960 ordinary shares are outstanding under the 2007 Plan, and options to purchase 990,648 ordinary shares are outstanding under the Company’s existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan.

The following table summarizes, as of April 26, 2010, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

	Ordinary Shares
	Underlying
	Outstanding Options and	Exercise Price
Name	Restricted Share Units	(US$/Share)	Grant Date	Expiration Date

Chao, Charles	*	$3.13	January 8, 2001	January 8, 2011
	*	$1.50	March 29, 2001	March 29, 2011
	*(1)	—	November 16, 2007	—
	*(1)	—	January 12, 2009	—
Yu, Herman	*	$20.86	September 7, 2004	September 7, 2014
	*	$24.73	June 7, 2006	June 7, 2012
	*(1)	—	November 16, 2007	—
	*(1)	—	January 12, 2009	—
Du Hong	*	$24.73	June 7, 2006	June 7, 2012
	*(1)	—	November 16, 2007	—
	*(1)	—	January 12, 2009	—
Chen Tong	*	$24.73	June 7, 2006	June 7, 2012
	*(1)	—	November 16, 2007	—
	*(1)	—	January 12, 2009	—
Chen, Pehong	*	$33.68	September 26, 2003	September 26, 2013
	*	$36.40	June 28, 2004	June 28, 2014
	*	$24.39	June 23, 2006	June 23, 2016
	*	$49.95	December 6, 2007	December 6, 2013
	*	$40.59	September 8, 2008	September 8, 2014
	*(1)	—	December 7, 2009	—
Tan, Lip-Bu	*	$1.32	November 27, 2001	November 27, 2011
	*	$33.68	September 26, 2003	September 26, 2013
	*	$36.40	June 28, 2004	June 28, 2014
	*	$26.37	September 27, 2005	September 27, 2015
	*	$49.95	December 6, 2007	December 6, 2013
	*	$40.59	September 8, 2008	September 8, 2014
	*(1)	—	December 7, 2009	—
Tsao, Ter Fung	*	$33.68	September 26, 2003	September 26, 2013
	*	$36.40	June 28, 2004	June 28, 2014
	*	$26.37	September 27, 2005	September 27, 2015
	*	$24.39	June 23, 2006	June 23, 2016
	*	$49.95	December 6, 2007	December 6, 2013
	*	$40.59	September 8, 2008	September 8, 2014
	*(1)	—	December 7, 2009	—
Hurst Lin	*(1)	—	December 7, 2009	—
Zhang, Song-Yi	*	$30.35	April 28, 2004	April 28, 2014
	*	$26.37	September 27, 2005	September 27, 2015
	*	$24.39	June 23, 2006	June 23, 2016
	*	$49.95	December 6, 2007	December 6, 2013
	*	$40.59	September 8, 2008	September 8, 2014
	*(1)	—	December 7, 2009	—
Zhang, Yi-Chen	*	$33.68	September 26, 2003	September 26, 2013
	*	$36.40	June 28, 2004	June 28, 2014
	*	$26.37	September 27, 2005	September 27, 2015
	*	$24.39	June 23, 2006	June 23, 2016
	*	$49.95	December 6, 2007	December 6, 2013
	*	$40.59	September 8, 2008	September 8, 2014
	*(1)	—	December 7, 2009	—

	Ordinary Shares
	Underlying
	Outstanding Options and	Exercise Price
Name	Restricted Share Units	(US$/Share)		Grant Date	Expiration Date

Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
	*(1)		—	December 7, 2009	—
Other employees	887,564	From $1.50 to	$33.29	From October 30, 2000 to March 20, 2008	From October 30, 2010 to September 7, 2014
	*(1)		—	From March 30, 2009 to October 30, 2009	—
Total	2,352,608

*	Less than one percent of the outstanding ordinary shares.

(1)	Restricted share units.

The options granted to our executive officers generally have a term of 6 years, but are subject to earlier termination in connection with termination of continuous service to the Company. Generally, optionees may pay the exercise price via a cashless exercise procedure. Except for the options granted to Charles Chao, options granted to our executive officers vest over a four-year vesting period with 12.5% of the shares covered by the options vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The options granted to Charles Chao vest over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The restricted share units subject to service-based vesting that were granted to our executive officers and non-employee directors generally vest over a three to four-year period on a straight-line basis on each 6-month anniversary date.

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

We currently have eight members of the Board of Directors. All members of the Board, except for the CEO, serve a three-year term. The Board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the Board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2012 annual general meeting are Yan Wang and Song-Yi Zhang, the Class II directors whose terms will expire at our 2010 annual general meeting are Hurst Lin and Ter Fung Tsao and the Class III directors whose terms will expire at our 2011 annual general meeting are Pehong Chen, Lip-Bu Tan and Yichen Zhang. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”

Our officers are elected by and serve at the discretion of the board of directors. Our Employment Agreement with our CEO, Charles Chao, dated July 31, 2009, has a term of three years and may be extended for an additional one-year period after the end of the original term. Our Employment Agreements with each of our other officers, Herman Yu, CFO and Hong Du, COO, and with Tong Chen, Executive Vice President & Chief Editor, all dated

November 16, 2007, have a term of three years and may be extended for an additional one-year period after the end of the original term. For the period during which each officer has served in the office, please refer to “Item 6.A. Directors and Senior Management.”

Board Committees

Our Audit Committee consists of Lip-Bu Tan, Ter Fung Tsao and Song-Yi Zhang. All members of the Audit Committee are independent directors under the standards set forth in Nasdaq Marketplace Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. In addition, the Board has determined that Lip-Bu Tan qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F and has designated Lip-Bu Tan to serve as the audit committee financial expert for the Company. Lip-Bu Tan is “independent” under the standards set forth in Nasdaq Marketplace Rules 5605(c)(2)(A)(i) and (ii). Our Audit Committee is responsible for, among other things:

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

5. Pre-approve all audit services and permitted non-audit services to be provided by the independent accountant as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Terms of Potential Payments — Change in Control

In addition to the employment agreements described above, the Company has also entered into a change in control agreement with its executives. Under the change in control agreements, in general, a change in control shall be deemed to occur if (i) any person or entity acquires fifty percent or more of the combined voting power of the Company’s outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company’s assets or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

The change in control agreement provides for certain severance benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with the Company terminates without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within 24 months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which he terminates, the greater of 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which he or she terminates, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, an acceleration of all stock awards that are unvested as of his or her termination date and a tax gross up for any excise tax imposed by Internal Revenue Code Section 4999. The change in control agreement also provides for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.

Except as set forth in Item 6.B. Amounts of Compensation Paid and Benefits Granted, we have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

As of December 31, 2009, we had approximately 2,500 full-time employees, approximately 2,420 of whom are employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2009 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.	Share Ownership

The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of April 26, 2010 by:

•	each shareholder known to us to own beneficially more than 5% of the ordinary shares;

•	each director;

•	each of our executive officers listed in “Directors and Senior Management” above; and

•	all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 60,941,741 ordinary shares outstanding as of April 26, 2010 together with options that are exercisable within 60 days from April 26, 2010 and shares issuable upon vesting of restricted share units within 60 days from April 26, 2010 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Number of Shares		Percent of
Name and Address of Beneficial Owners	Beneficially Owned		Shares Beneficially Owned(1)

Major Shareholders
New-Wave Investment Holding Company	5,608,612		9.20%
Orbis Investment Management Ltd.(2) 34 Bermudiana Road, Hamilton HM 11, Bermuda	5,289,523		8.68%
FMR LLC(3) 82 Devonshire Street Boston, Massachusetts, 02109	5,376,377		8.82%
Baillie Gifford & Co(4) Calton Square, 1 Greenside Row Edinburgh EH1 3AN Scotland, United Kingdom	4,948,600		8.12%
T.Rowe Price Associates, INC(5) 100 E. Pratt Street, Baltimore, Maryland 21202	4,811,300		7.89%
Directors and Executive Officers
Lip-Bu Tan(6) c/o Walden International One California Street, 28th Floor San Francisco, CA 94111		*	*
Ter Fung Tsao(7) c/o Helen Hsiao, 8F, Suite 801 136, Jean-Ai Road, SEC. 3 Taipei, Taiwan		*	*
Hurst Lin(8)		*	*
Pehong Chen(9) 333 Distel Circle Los Altos, CA 94022		*	*
Yan Wang(10)		*	*
Yichen Zhang (11) CITIC 26/F CITIC Tower 1 Tim Mei Avenue, Central Hong Kong		*	*
Song-Yi Zhang (12) c/o Morgan Stanley 27/F, Three Exchange Square, Central Hong Kong		*	*
Charles Chao(13)	5,711,833		9.36%
Herman Yu(14)		*	*
Hong Du(15)		*	*
Tong Chen(16)		*	*
All directors and executive officers as a group (11 persons)(17)	6,317,705		10.25%

*	Less than one percent of the outstanding ordinary shares.

(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after April 26, 2010. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for

5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC.

(2)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the SEC on February 12, 2010.

(3)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 16, 2010.

(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filings made with the SEC on February 8, 2010.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the SEC on February 19, 2010.

(6)	Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 74,000 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(7)	Includes 10,000 shares held by Mr. Tsao and 71,000 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(8)	Includes 20,972 shares held by Mr. Lin as of April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(9)	Includes 6,882 shares held by a trust controlled by Mr. Chen and 56,000 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(10)	Includes 100,000 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(11)	Includes 71,000 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(12)	Includes 78,500 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 660 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(13)	Includes 5,608,612 shares owned by New-Wave Investment Company, 36,971 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 66,250 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010. Mr. Chao is the sole director and executive officer of New-Wave Investment Company. Mr. Chao may be deemed to have shared voting and investment power over the shares held by New-Wave. Mr. Chao disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(14)	Includes 41,980 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 17,292 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(15)	Includes 8,750 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 19,167 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(16)	Includes 14,584 shares issuable upon exercise of options exercisable within 60 days from April 26, 2010 and 8,125 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

(17)	Includes 5,608,612 shares owned by New-Wave Investment Company, which Charles Chao may be deemed to have shared voting and investment power, 40,854 shares held by all directors and officers as a group and 552,785 shares issuable upon exercise of options within 60 days from April 26, 2010 and 115,454 shares issuable upon vesting of restricted share units within 60 days from April 26, 2010.

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

As of April 26, 2010, approximately 55,289,606 ordinary shares, or 90.7% of our total outstanding ordinary shares, were held by 58 record shareholders in the United States, including approximately 90.6% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.	Related Party Transactions

Except for the transactions disclosed below in this Item 7B and Note 7 of our Notes to Consolidated Financial Statements, since the beginning of 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

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

Private Placement

In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. Investors in New-Wave include certain key managers of the Company and funds managed by CITIC Capital, whose Chief Executive Officer, Yichen Zhang, is a director of the Company. In November 2009, 5,608,612 ordinary shares were issued to New-Wave for the aggregate consideration of $180 million. This transaction resulted in a $10.7 million of stock-based compensation expense, which reflects mostly the appreciation in fair value of the financed shares issued to management between the agreement date with

New-Wave in September 2009, when the price was set, and the closing of the private equity financing two months later, which is determined as the measurement date for accounting purposes.

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

Control Agreements

PRC law currently limits foreign equity ownership of companies that provide certain Internet and MVAS related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. Such contractual arrangements are as follows:

•	Our subsidiary STC agreed to provide Yan Wang, our former Chief Executive Officer and current Chairman of the Board, an interest-free loan of RMB 300,000 for purposes of providing capital to Beijing SINA Internet Information Services Co., Ltd. and RMB 300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Wang by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to the Company dissolving BSIT in 2008.

•	STC also agreed to provide Tong Chen, our Executive Vice President and Chief Editor, interest-free loans totaling RMB300,000 for purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. In addition, STC has agreed to provide Tong Chen interest-free loans totaling RMB 4,500,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. and an interest-free loan of RMB 200,000 for purposes of providing capital to Beijing SINA Infinity Advertising Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Chen by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to the Company dissolving BSIT in 2008.

•	STC agreed to provide Hong Du, our Chief Operating Officer, an interest-free loan of RMB 5,350,000 for purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. The entire principal amount of the loan is currently outstanding. The loan was extended as replacement for the loan previously extended to Ms. Du by BSIT in the same principal amount as disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans due to the Company dissolving BSIT in 2008.

•	The aforementioned capital investments in the VIEs are funded by SINA and recorded as interest-free loans to the PRC officers and employees. Such interest-free loans are extended solely for subscription of the shares of the VIEs, and the transfer of ownership of the shares in the VIEs, as directed by SINA, is the requisite form of repayment of such interest-free loans. These are not personal loans. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time, and all shareholders of the VIEs are obligated to waive their right of first refusal or any other rights that are restrictive on such requested transfer. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs (and all rights relating thereto) as collateral for non-payment of (i) the interest-free loans

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

Transactions and Agreements with CRIC

On January 1, 2008, we started to reorganize our real estate and home furnishing channels and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. The reorganization was completed on April 1, 2008 with the formation of a joint venture, COHT, between us and CRIC. We contributed $2.5 million in cash, certain assets and liabilities and the rights to operate its real estate and home furnishing channels for a period of ten years. The rights include the licenses granted to COHT to use SINA’s trademark, domain name, portal technologies and certain software. CRIC contributed $2.5 million in cash and a ten-year license to use the database in the CRIC system. We and CRIC beneficially owned 66% and 34% of COHT, respectively.

On July 23, 2009, we and CRIC entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which CRIC acquired our 66% equity interest in COHT in exchange for CRIC issuing its ordinary shares to us. We and CRIC also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. We and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of CRIC’s acquisition of our equity interests in COHT. Immediately after CRIC’s initial public offering in October 2009, COHT became a wholly-owned subsidiary of CRIC, while E-House and we became CRIC’s two largest shareholders, holding 50.04% and 33.35%, respectively, of CRIC’s total outstanding ordinary shares.

Under the new advertising agency agreement, COHT continues to operate our existing real estate and home furnishing channels and develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on our non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to us based on the amount of advertising sold. If COHT sells advertising on our non-real estate channels, it will pay us fees of approximately 15% of the revenues generated from these sales. For the year ended December 31, 2009, CRIC paid us a total amount of $0.9 million for online advertising agency fee. As of December 31, 2009, $6.1 million was due from CRIC, representing online advertising agency fee payable to us.

Shareholders Agreement

Composition of the board.  The shareholders agreement provides that CRIC’s board of directors shall consist of a maximum of eleven members, of which two will be designated by E-House and two will be designated by us. In the event that we or E-House no longer owns at least 20%, but still owns at least 10%, of CRIC’s issued and outstanding ordinary shares, we or E-House, as the case may be, will have the right to designate only one director to CRIC’s board of directors. In the event that we or E-House no longer owns at least 10% of CRIC’s issued and outstanding ordinary shares, we or E-House, as the case may be, shall have no right to nominate any director to the board. As long as E-House owns at least 10% of CRIC’s issued and outstanding ordinary shares and holds more ordinary shares than are held by us, E-House may, in its discretion, select an E-House director to serve as the chairman of the board.

Restrictions on transfer.  The shareholders agreement provides for certain restrictions on the transfer of CRIC’s ordinary shares. For a 180-day lock up period commencing on the date of the agreement, neither E-House nor we shall transfer or grant or allow to be encumbered any lien with respect to any of CRIC’s ordinary shares held each party, except for a transfer to each party’s respective affiliates or with prior written consent by all other shareholders under the shareholders agreement. Following the lock up period, E-House or we may transfer CRIC’s ordinary shares pursuant to Rule 144 of the Exchange Act or a firm commitment underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, E-House or we must give a right of first offer to each other shareholder under the agreement prior to transferring CRIC’s ordinary shares to third parties. However, neither party is allowed to, without the prior written consent of the other party, transfer or grant or allow to be encumbered that number of CRIC’s ordinary shares exceeding in aggregate 10% of CRIC’s share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of CRIC’s issued and outstanding ordinary shares.

Registration Rights Agreement

CRIC entered into a registration rights agreement with us and E-House, pursuant to which CRIC has granted E-House and us certain registration rights with respect to CRIC’s ordinary shares owned by E-House and us.

Demand registration rights.  Following the date that is 180 days after the date of this agreement, both E-House and we have the right to demand that CRIC effect a registration covering the offer and sale of CRIC’s ordinary shares held by E-House or us. E-House and we are each entitled to an aggregate of three such registrations. CRIC, however, is not required to prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, CRIC will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities CRIC proposes to register and any securities with respect to which any other security holder has requested registration.

Piggyback registration rights.  If CRIC proposes to file a registration statement for an offering of its ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then CRIC must offer E-House and us an opportunity to include in the registration all or any part of E-House’s and our registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by

CRIC or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (1) if CRIC initiated the piggyback registration, CRIC will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (2) if any holder of our securities initiated the piggyback registration, CRIC will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities CRIC proposes to register.

Blackout periods.  CRIC is entitled to two blackout periods, aggregating to no more than 120 days in any 12-month period, during which CRIC can defer the filing or effectiveness of a registration statement, if in the good faith judgment of its board of directors, CRIC would be required to disclose in the annual report information not otherwise then required by law to be publicly disclosed, and there is a likelihood that such disclosure, or any other action to be taken in connection with the annual report, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving CRIC.

Expenses of registration.  CRIC will pay all expenses relating to any demand or piggyback registration, except that either E-House or we shall bear and pay all (1) brokerage commissions, (2) commissions, fees, discounts, transfer taxes, stamp duties or expenses of any underwriter or placement agent applicable to registrable securities offered for its account, (3) fees and expenses of its counsel or other advisers, and (4) other out-of-pocket expenses.

Amended and Restated Advertising Agency Agreement

Under the amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of CRIC’s acquisition of our online real estate business, COHT continues to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell to real estate, home furnishing and construction material advertisers on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than these three channels, COHT is entitled to receive approximately 85% of the revenues generated from these sales. In addition, COHT authorizes SINA as its exclusive agent to sell non real estate advertising on its directly operated website and channels. COHT is also entitled to receive 85% of the revenues generated from these sales. The initial term of the amended and restated advertising agency agreement is ten years.

Domain Name and Content License Agreement

Under the domain name and content license agreement, which became effective upon CRIC’s acquisition of our online real estate business, SINA grants to COHT an exclusive license to use its three domain names, i.e., house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn, in connection with COHT’s real estate Internet operations in China. In addition, SINA also grants to COHT an exclusive license to use all content whose copyrights are owned by SINA or owned by a third party provider but is sub-licensable by SINA without requiring payment of any additional fees. For other operating content, COHT is required to enter into an agreement with the owner independently and is responsible for the costs associated with procuring the content. The licenses are for an initial term of ten years and free of any additional fees.

Trademark License Agreement

Under the trademark license agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with COHT’s real estate Internet operations in China through website located at www.leju.com and the channels located at house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn. The licenses are for an initial term of ten years and free of any additional fees.

Software License and Support Services Agreement

Under the software license and support services agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use (i) SINA’s proprietary software including those used for Internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management , flow statistics and monitoring, (ii) current software products and interfaces necessary to facilitate COHT’s use of the current software products, (iii) the databases and compilations, (iv) its improvement to the licensed software and (v) related documentation and hardware, in connection with COHT’s real estate Internet operations in China. SINA will also provide to COHT infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, SINA will also provide COHT support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years and free of any additional fees. However, to the extent that there are any reasonable, incremental costs for use of the licensed software.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.

Legal Proceedings

As of December 31, 2009, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.

Dividend Policy

We have not declared nor paid any cash dividends on our ordinary shares in the past and have no plans to do so in the foreseeable future.

B.	Significant Changes

None.

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

	Trading Price
	High	Low

Annual Highs and Lows
2005	$34.25	$20.18
2006	30.36	20.23
2007	59.27	29.16
2008	58.60	21.49
2009	47.95	17.89

	Trading Price
	High	Low

Quarterly Highs and Lows
First Quarter 2008	46.97	32.00
Second Quarter 2008	58.60	35.23
Third Quarter 2008	47.86	31.80
Fourth Quarter 2008	35.16	21.49
First Quarter 2009	25.85	17.89
Second Quarter 2009	33.97	22.71
Third Quarter 2009	38.70	26.86
Fourth Quarter 2009	47.95	36.25
First Quarter 2010	47.25	35.26
Monthly Highs and Lows
November 2009	47.95	37.50
December 2009	47.09	42.62
January 2010	47.25	35.93
February 2010	38.50	35.26
March 2010	42.10	36.60
April 2010	40.58	35.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been quoted on the NASDAQ Global Select Market (formerly the NASDAQ National Market) system under the symbol “SINA” since April 13, 2000.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in the Company’s registration statement on Form F-3, Registration No. 333-163990, filed on December 23, 2009.

C.	Material Contracts

We have not entered into any material contracts for the two years immediately preceding the date of this Annual Report other than in the ordinary course of business and other than those described elsewhere in this Annual Report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Government Regulation and Legal Uncertainties — Classified Regulations — Foreign Exchange.” and “Item 3. Key Information — Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons holding ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration for services.

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

With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ordinary shares are readily tradable on an established securities market in the U.S., (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, our ordinary shares, which are listed on the Nasdaq Global Select Market, will be considered to be readily tradable on an established securities market in the U.S. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

Based on the market value of our ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2009, we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2010 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares, as applicable.

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ordinary shares will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, if you are a holder of ordinary shares, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

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

Our corporate Internet address is http://corp.sina.com. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on SINA’s website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

As of December 31, 2009, other than our equity investment in CRIC, we did not hold marketable securities. We had approximately $331.5 million in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. The remaining cash, cash equivalents and short term investments were held by financial institutions in Hong Kong and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws.

Our $99 million, zero-coupon, convertible, subordinated notes due 2023 bear no interest and are denominated in U.S. dollars. Therefore, there is no interest or foreign currency exchange risk associated with the outstanding notes.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in Chinese renminbi with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms” in the “Risk Factors” section. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2009, the foreign currency translation adjustments to our comprehensive income and the currency transaction loss were immaterial. Below is a sensitivity analysis on the impact of a change in the value of the Chinese renminbi against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2009, (2) projected net assets of the operation in

China equal to the balances in Chinese renminbi and U.S. dollar as of December 31, 2009 and (3) currency fluctuation occurs proportionately over the period:

	Translation
Change in the Value of	Adjustments to	Transaction Gain
Chinese Renminbi Against the U.S. Dollar	Comprehensive Income	(Loss)
	(In thousands)	(In thousands)

Appreciate 2%	$7,710	$(22)
Appreciate 5%	$19,303	$(54)
Depreciate 2%	$(7,696)	$22
Depreciate 5%	$(19,211)	$54

Investment Risk

Our equity investments include investment in a publicly traded company, CRIC. The carrying value on our consolidated balance sheets was $572.0 million and it accounted for approximately 35% of our total assets as of December 31, 2009. The ADS of CRIC is traded on NASDAQ Global Select Market. The initial public offering price was $12 and the closing price as of December 31, 2009 was $10.98. We may be subjected to investment loss if we had to or chose to sell our investment in CRIC at a price lower than its carrying value. We did not have investment in marketable debt securities as of December 31, 2009. Our short-term investment as of December 31, 2009 was $75.1 million, which is composed of mainly bank time deposits.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

We incorporate by reference into this Annual Report our report of the amendment of our Rights Agreement contained in the Company’s Report of Foreign Private Issuer on Form 6-K filed on November 20, 2009.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2009 and 2008:

	2009	2008

Audit Fees	$1,324,731	$1,295,915
Tax Fees(1)	26,288	30,551
All Other Fees(2)	1,500	1,500

(1)	Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(2)	All Other Fees consist of $1,500 subscription fee for accounting rules and materials.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

			(c) Total Number of	(d) Approximate
			Shares Purchased	Dollar Value that
			as Part of Publicly	May Yet Be
	(a) Total Number of	(b) Average Price	Announced Plans or	Purchased Under the
Period	Shares Purchased	Paid per Share	Programs	Plans or Programs

Month # 1 (January 1, 2009 to January 31, 2009)	1,950,362	$20.37	1,950,362	$60.3 million
Month # 2 (February 1, 2009 to February 28, 2009)	504,594	$20.36	504,594	$50.0 million

Total	2,454,956	$20.37	2,454,956	$50.0 million

On December 11, 2008, the Company announced that its Board of Directors has authorized a repurchase of up to US$100 million of the Company’s ordinary shares. This repurchase program expired on December 31, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

There is no change in the Company’s certifying accountant during the Company’s two most recent fiscal years or any subsequent interim period.

Item 16G.	Corporate Governance

As a foreign private issuer whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We currently comply with the NASDAQ Rules with the exception of NASDAQ Rule 5635(c). The sale and issuance of 5,608,612 ordinary shares in November 2009 to New-Wave, which is controlled by members of our management, at below market value would ordinarily require shareholder approval under NASDAQ Rule 5635(c). However, we have determined to comply with our home country rules of the Cayman Islands, which do not require shareholder approval for this private placement of shares.

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

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).
1.2	Amended and Restated Memorandum of Association of SINA.com (currently known as SINA Corporation) (Filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).
2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).
2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).
2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).
2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).
2.5	Amendment No. 1 to Rights Agreement dated as of November 18, 2009 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.2 to the Company’s Report on Form 6-K filed on November 20, 2009, and incorporated herein by reference).
4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).
4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.9	Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 58 North 4th Ring Road West, Haidian,, Beijing, PRC, and the list of the lease agreements (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

Exhibit
Number	Description

4.10	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.11	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.12	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.13	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co. Ltd. (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.14	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.28 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.15	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.16	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.17	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.18	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).
4.19	Share Pledge Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.19 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.20	Loan Agreements (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company for funding significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.20 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.21	Agreements on Authorization to Exercise Shareholder’s Voting Power (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.21 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

Exhibit
Number	Description

4.22	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc. (Filed as Exhibit 4.22 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.23	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 4.23 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.24	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd. (Filed as Exhibit 4.24 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.25	Translation of Mobile Value Added Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 4.25 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.26	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd. (Filed as Exhibit 4.26 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.27	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).
4.28	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).
4.29	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).
4.30	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).
4.31	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).
4.32	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).
4.33	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).
4.34	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).
4.35	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

Exhibit
Number		Description

4.36		Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).
4.37		Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).
4.38		Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).
4.39		Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.40 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4.40		Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).
4	.41*	Share Subscription Agreement dated as of September 22, 2009 by and between New-Wave Investment Holding Company Limited and the Company.
4	.42*	Letter Amendment dated as of September 23, 2009 by and between New-Wave Investment Holding Company Limited and the Company.
4	.43*	Amended and Restated Registration Rights Agreement dated as of November 18, 2009 by and between New-Wave Investment Holding Company Limited and the Company.
4	.44*	Share Purchase Agreement, dated July 23, 2009, between CRIC Holdings Limited and the Company.
4	.45*	Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between China Real Estate Information Corporation and the Company.
4	.46*	Amendment Agreement to the Share Purchase Agreement, dated October 17, 2009, between China Real Estate Information Corporation and the Company.
4	.47*	Shareholders Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company.
4	.48*	Registration Rights Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company.
4	.49*	English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between the Company and China Online Housing Technology Corporation.
4	.50*	Domain Name and Content License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
4	.51*	Trademark License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
4	.52*	Software License and Support Services Agreement, dated September 2009, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd.
8	.1*	List of Subsidiaries.
12	.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.
13	.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.
15	.1*	Consent of Independent Registered Public Accounting Firm.
15	.2*	Consent of Jun He Law offices.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation

By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

Date: May 14, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

In our opinion, the accompanying consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for convertible debt instruments and noncontrolling interests.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
May 14, 2010

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$746,423	$383,320
Short-term investments	75,095	220,504
Accounts receivable, net of allowances for doubtful accounts of $8,791 and $9,146, respectively (include accounts receivable, net due from a related party of $6,103 and nil as of December 31, 2009 and 2008, respectively)	74,999	79,183
Prepaid expenses and other current assets	22,381	9,424

Total current assets	918,898	692,431
Property and equipment, net	23,022	34,111
Equity investments	580,606	—
Intangible assets, net	3,690	10,477
Goodwill	84,050	84,050
Other assets	3,576	1,425

Total assets	$1,613,842	$822,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,918	$1,397
Accrued liabilities	81,712	68,468
Income taxes payable	14,526	17,391
Deferred revenue	27,258	7,651
Convertible debt	99,000	99,000

Total current liabilities	224,414	193,907
Long-term liabilities:
Deferred revenue	164,019	—
Other liabilities	2,710	4,039

Total long-term liabilities	166,729	4,039

Total liabilities	391,143	197,946

Commitments and contingencies (Note 16)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 shares authorized; 60,919 and 56,121 shares issued and outstanding	8,102	7,464
Additional paid-in capital	571,024	382,880
Accumulated other comprehensive income (loss):
Unrealized loss on investments in marketable securities	—	(329)
Cumulative translation adjustments	52,137	51,921
Retained earnings	590,464	178,569

Total SINA shareholders’ equity	1,221,727	620,505
Noncontrolling interests	972	4,043

Total shareholders’ equity	1,222,699	624,548

Total liabilities and shareholders’ equity	$1,613,842	$822,494

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)

Net revenues:
Advertising (include fees received from a related party of $852, nil, nil for 2009, 2008 and 2007, respectively)	$227,895	$258,499	$168,926
Non-advertising (include amortization of deferred revenue of $4,686, nil, nil for 2009, 2008 and 2007, respectively)	130,672	111,088	77,201

	358,567	369,587	246,127

Costs of revenue:
Advertising	99,835	100,008	63,466
Non-advertising	58,457	50,327	31,236

	158,292	150,335	94,702

Gross profit	200,275	219,252	151,425

Operating expenses:
Sales and marketing	85,133	79,784	50,555
Product development	33,777	30,371	21,942
General and administrative	40,025	33,179	26,738
Amortization of intangible assets	4,138	1,337	1,176

Total operating expenses	163,073	144,671	100,411

Income from operations	37,202	74,581	51,014
Interest and other income, net	8,371	18,270	9,027
Amortization of convertible debt issuance cost	—	—	(252)
Gain on sale of business and equity investments, net	375,055	2,358	830

Income before income tax expense	420,628	95,209	60,619
Income tax expense	(8,323)	(14,042)	(6,504)

Net income	412,305	81,167	54,115
Less: Net income attributable to the noncontrolling interest	410	529	—

Net income attributable to SINA	$411,895	$80,638	$54,115

Basic net income per share attributable to SINA	$7.53	$1.44	$0.98
Diluted net income per share attributable to SINA	$6.95	$1.33	$0.97
Shares used in computing basic net income per share attributable to SINA	54,722	55,821	55,038
Shares used in computing diluted net income per share attributable to SINA	59,259	60,474	60,020

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			SINA Shareholders’ Equity
								Accumulated
	Total				Additional			Other
	Shareholders’	Comprehensive	Ordinary Shares		Paid-In	Treasury Stock		Comprehensive	Retained	Noncontrolling
	Equity	Income	Shares	Amount	Capital	Shares	Amount	Income	Earnings	Interest
	(In thousands)

Balances at December 31, 2006	$387,813		54,344	$7,228	$303,868	—	$—	$10,744	$65,973	$—
Adjustment to initially apply the revised guidance on accounting for convertible debt instrument	3,614		—	—	25,771	—	—	—	(22,157)	—

Balances at December 31, 2006 as revised	391,427		54,344	7,228	329,639	—	—	10,744	43,816	—
Issuance of ordinary shares pursuant to stock plans	19,037		1,138	151	18,886	—	—	—	—	—
Stock-based compensation expenses	8,712		—	—	8,712	—	—	—	—	—
Issuance of ordinary shares pursuant to convertible bonds conversion	1,000		39	5	995	—	—	—	—	—
Comprehensive income:
Net income	54,115	$54,115	—	—	—	—	—	—	54,115	—
Unrealized gain on marketable securities	1,451	1,451	—	—	—	—	—	1,451	—	—
Currency translation adjustments	19,234	19,234	—	—	—	—	—	19,234	—	—

Total comprehensive income	74,800	$74,800

Balances at December 31, 2007	494,976		55,521	7,384	358,232	—	—	31,429	97,931	—
Issuance of ordinary shares pursuant to stock plans	10,549		600	80	10,469	—	—	—	—	—
Stock-based compensation expenses	14,309		—	—	14,309	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	3,514		—	—	—	—	—	—	—	3,514
Others	(130)		—	—	(130)	—	—	—	—	—
Comprehensive income:
Net income	81,167	$81,167	—	—	—	—	—	—	80,638	529
Unrealized gain on marketable securities	591	591	—	—	—	—	—	591	—	—
Currency translation adjustments	19,572	19,572	—	—	—	—	—	19,572	—	—

Total comprehensive income	101,330	$101,330

Balances at December 31, 2008	624,548		56,121	7,464	382,880	—	—	51,592	178,569	4,043
Repurchase of ordinary shares	(50,074)		—	—	—	(2,455)	(50,074)	—	—	—
Cancellation of repurchased ordinary shares	—		(2,455)	(327)	(49,747)	2,455	50,074	—	—	—
Issuance of ordinary shares pursuant to stock plans	26,175		1,644	219	25,956	—	—	—	—	—
Issuance of ordinary shares pursuant to private equity placement	180,000		5,609	746	179,254	—	—	—	—	—
Issuance cost of private equity placement	(349)		—	—	(349)	—	—	—	—	—
Stock-based compensation expenses of stock plans	22,637		—	—	22,637	—	—	—	—	—
Stock-based compensation expenses of private equity placement	10,726		—	—	10,726	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	798		—	—	—	—	—	—	—	798
Purchase of subsidiaries’ shares from noncontrolling interest	(342)		—	—	(171)	—	—	—	—	(171)
Disposal of noncontrolling interest in a subsidiary	(4,270)		—	—	(162)	—	—	—	—	(4,108)
Comprehensive income:
Net income	412,305	$412,305	—	—	—	—	—	—	411,895	410
Unrealized gain on marketable securities	329	329	—	—	—	—	—	329	—	—
Currency translation adjustments	216	216	—	—	—	—	—	216	—	—

Total comprehensive income	412,850	$412,850

Balances at December 31, 2009	$1,222,699		60,919	$8,102	$571,024	—	$—	$52,137	$590,464	$972

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Cash flows from operating activities:
Net income	$412,305	$81,167	$54,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,272	16,002	13,374
Stock-based compensation	33,363	14,309	8,712
Amortization of debt discount	—	—	3,704
Amortization of convertible debt issuance cost	—	—	252
Amortization of intangible assets	4,403	1,603	1,176
Provision for allowance for doubtful accounts	5,269	3,528	5,294
Deferred income taxes	1,230	(56)	474
Gain on sale of business and equity investments, net	(375,055)	(2,358)	(830)
Realized (unrealized) foreign exchange gains from liquidated subsidiaries	1,964	(1,964)	—
Loss on disposal of property and equipment	53	53	83
Changes in assets and liabilities (net of effect from business acquisition and disposal):
Accounts receivable	(1,746)	(21,903)	(14,241)
Prepaid expenses and other current assets	(5,565)	65	2,003
Other assets	(3,240)	24	77
Accounts payable	(76)	62	(58)
Accrued liabilities	16,493	14,646	9,140
Income taxes payable	(2,751)	8,614	2,504
Deferred revenue	(3,833)	208	3,286

Net cash provided by operating activities	98,086	114,000	89,065

Cash flows from investing activities:
Purchases of short-term investments	(45,692)	(154,036)	(98,792)
Maturities of short-term investments	191,614	150,885	104,354
Purchases of property and equipment	(4,909)	(18,790)	(12,158)
Cash disposed in conjunction with the spin off of China Online Housing Technology Corporation	(11,647)	—	—
Investments and prepayments on investments	(17,076)	—	(1,261)
Cash paid for acquisitions of intangible assets	(626)	—	—
Cash paid for acquisitions, net of cash acquired	—	(2,019)	—
Proceeds from sale of business and investments, net	—	—	2,000

Net cash provided by (used in) investing activities	111,664	(23,960)	(5,857)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	25,436	10,549	19,037
Proceeds from issuance of ordinary shares pursuant to private equity placement	180,000	—	—
Cash paid for issuance cost of private equity placement	(349)	—	—
Repurchase of ordinary shares	(50,074)	—	—
Proceeds from sales of noncontrolling interest in subsidiaries	798	2,500	—
Other financing activities	(512)	(642)	—

Net cash provided by financing activities	155,299	12,407	19,037

Effect of exchange rate change on cash and cash equivalents	(1,946)	9,207	6,244

Net increase in cash and cash equivalents	363,103	111,654	108,489
Cash and cash equivalents at the beginning of the year	383,320	271,666	163,177

Cash and cash equivalents at the end of the year	$746,423	$383,320	$271,666

Supplemental disclosures:
Cash paid for income taxes	$10,607	$5,270	$3,634

Cash paid for acquisitions	$—	$(3,663)	$—
Cash acquired	—	1,644	—

Cash paid for acquisitions, net of cash acquired	$—	$(2,019)	$—

Supplemental disclosures of noncash investing and financing activities:
Equity investment in China Real Estate Information Corporation in exchange for the spin off of SINA’s online real estate business in China Online Housing Technology Corporation	$572,000	$—	$—

Ordinary shares issued pursuance to convertible bond conversion	$—	$—	$1,000

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations

SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and MVAS provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (“MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (“SNS”), micro-blog, blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

In September 2009, the Company announced that the Company and Focus Media Holding Limited (“Focus Media”) (NASDAQ: FMCN) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company was to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks.

2.	Significant Accounting Policies

Basis of presentation and Use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes the accounting for advertising and MVAS revenues, accounting for income taxes, assessment of impairment of goodwill and long-lived assets, assessment of impairment of marketable securities, allowances for doubtful accounts, assessment of impairment of equity investments, stock-based compensation, consolidation, determination of the estimated useful lives of assets, accounting for advertising expenses and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and variable interest entities (“VIEs”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2009, the total amount of interest-free loans to these PRC employees was $8.4 million and the aggregate accumulated losses of all VIEs were approximately $4.5 million, which have been included in the consolidated financial statements.

The following is a summary of the Company’s major VIEs:

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

Noncontrolling interest

In accordance with the revised FASB guidance on accounting for minority interest, starting January 1, 2009, the Company has renamed its minority interest to noncontrolling interest and reclassified the related amount in its consolidated balance sheets from the mezzanine section between liabilities and equity to a separate line item in the equity section. The Company also expanded disclosures in its consolidated financial statements to identify and distinguish the interest of SINA from the interest of noncontrolling interest holders. Consistent with the revised guidance, the Company has applied the presentation and disclosure requirements retroactively for all periods presented for comparability purposes.

Fair value of financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in its consolidated financial statements on a recurring basis (at least annually).

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the

Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and deferred revenue approximates fair value.

Shares repurchase

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares and additional paid-in capital, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. At December 31, 2009 and 2008, cash equivalents were comprised primarily of investments in time deposits and money market funds stated at cost plus accrued interest.

Available-for-sale securities

Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The fair value of the investment would then become the new cost basis of the investment and shall not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than- temporary impairment, which will be charged to income.

Investments classified as available-for-sale securities include marketable debt securities. The Company invests in marketable debt securities that are readily available for sale to meet operating or acquisition needs and, accordingly, classifies them as short-term investments.

Allowances for doubtful accounts

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors such as credit-worthiness of customers and age of receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators incur more bad debt than their original estimates, more bad debt allowance may be required.

Long-lived assets

Property and equipment.  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $15.3 million, $16.0 million and $13.4 million for 2009, 2008 and 2007, respectively.

Goodwill.  Goodwill is carried at cost and tested for impairment at least annually or more frequently if facts or change in circumstances indicate that this asset may be impaired. A two-step test is used to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level below, is compared to its carrying value including goodwill. The Company generally determines the fair value of its reporting units using a blended market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.

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

Equity investments

Equity investments are comprised of investments in a publicly traded company and certain privately-held companies. The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, the cost method accounting is used. The Company accounts for its investment in China Real Estate Information Corporation (“CRIC”) using the equity method of accounting. Following the acquisition date, the Company records its share of the results of CRIC one quarter in arrear within earnings in equity interests.

The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary.

Convertible debt

Effective January 1, 2009 the Company adopted the revised guidance on accounting for convertible debt instrument issued by the FASB, which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. The revised guidance has to be applied retrospectively to all periods and requires the Company to estimate the fair value of its convertible notes as of the date of issuance, and as if the instrument was issued without the conversion feature. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The debt discount was subsequently amortized as interest cost over its expected life of four years from its issuance date to its earliest conversion date. Although the revised guidance did not have an impact on the Company’s past or future cash flows, it required the Company to record non-cash interest expense that would not have occurred under the previous GAAP guidance. In conjunction with the adoption of the revised guidance, the amortization of debt discount charged to interest and other income, net for 2007 was increased by $3.7 million. The adoption of the revised guidance resulted in a $25.8 million reclassification in the SINA’s shareholders’ equity as of December 31, 2007 and 2008. This reclassification is reflected with a reduction in retained earnings and an increase in additional paid-in capital. Income before income tax expense, net income and net income attributable to SINA for 2007 were revised and reduced by $3.6 million. The basic net income per share attributable to SINA for 2007 decreased by $0.07 primarily due to the increased interest expense.

Convertible notes are classified as a current liability if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

Deferred revenue primarily consists of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

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

Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on the Company’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenues is determined at the lower of the latest confirmation rate available and the average of six-months’ historical rates if such historical average is available. If the Company has not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. Historically, there have been no significant adjustments to the revenue estimates.

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2009, 2008 and 2007, the Company recorded MVAS revenues in the amount of $119.3 million, $103.3 million and $70.5 million, respectively. The impact of the adoption of the one-month lag reporting policy for MVAS revenues is immaterial.

Credit memos issued by operators on billings that were previously settled and for which payments have been received are accounted for as a credit to revenue based on a historical rolling average. Historically, the true-ups between accrued amounts and actual credit memos issued have not been material.

Deferred revenue.  Deferred revenue is derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) SINA entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 as part of the Company’s consideration for the interest in CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenue and would be amortized over the contract period of ten years. See Note 3 for further discussion related to equity investment in CRIC.

Fee-based services.  Fee-based services allow the Company’s users to subscribe to services on its websites including online games, paid personal email services, paid corporate emails services, etc. Revenues from these services are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The recognition of these revenues is partly based on the Company’s assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company’s assessment of the probability of collection of accounts receivable had been different.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for 2009, 2008 and 2007 were $22.9 million, $25.9 million and $17.5 million, respectively.

Costs of revenues

Advertising.  Costs of advertising revenues consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, and equipment depreciation associated with the website production. Costs of advertising revenues also include business taxes, surcharges and cultural business construction fees levied on advertising sales in China, which in aggregate approximate 8.5% of the advertising revenues in China.

Non-advertising.  Costs of non-advertising revenues consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenues also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising revenues in China. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.

Product development expenses

Product development expenses consist primarily of payroll-related expenses incurred for enhancement to and maintenance of the Company’s websites as well as costs associated with new product development and product enhancements. The Company expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of website content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Advertising expense

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct advertising expenses. Advertising expenses for 2009, 2008 and 2007 were $45.8 million, $46.4 million and $24.6 million, respectively.

Stock-based compensation

All stock-based awards to employees and directors, including stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Options granted generally vest over four years.

The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally three to four years.

The Company recognizes the estimated compensation cost of performance-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The awards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of estimated forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. See Note 12 for further discussion on stock-based compensation.

Operating leases

The Company leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Income taxes

Income taxes.  Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Uncertain tax positions.  To assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Net gains and losses resulting from foreign exchange transactions are included in interest and other income. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated. Foreign currency translation adjustments to the Company’s comprehensive income for 2009, 2008 and 2007 were $0.2 million, $19.6 million and $19.2 million, respectively. Net foreign currency transaction loss for 2009 was $0.1 million. Net foreign currency transaction gains for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar.

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

Nonmonetary transaction

We account for nonmonetary transaction based on FASB ASC 845-10 “Exchanges of Nonmonetary Assets,” which requires the assets exchanged to be based on fair value unless one of the three conditions is met: (1) the fair value of the asset relinquished or received cannot be determined (within reasonable limits), (2) there is an exchange of inventory for inventory that will be sold in the same line of business to facilitate sales to customers, or (3) the transaction lacks commercial substance. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.

Disposal of subsidiary

We account for the disposal of a subsidiary by recognizing a gain or loss measured as the difference between the aggregate of (1) the fair value of any consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated and (3) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated; and the carrying amount of the former subsidiary’s assets and liabilities. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.

Recent accounting pronouncements

Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Since the codification did not alter existing GAAP, it did not have an impact on the Company’s consolidated financial statements. All references to pre-codified GAAP have been removed in the Company’s Consolidated Financial Statements.

In December 2009, the FASB issued Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In October 2009, the FASB issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2009, the FASB issued the revised guidance on the accounting for the transfer of financial assets. The revised guidance requires additional information disclosures on the transfer of financial assets, including securitization transactions, and where an entity has continuing exposure to risks related to transferred financial assets. The revised guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this guidance will not have impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the revised guidance on the consolidation of VIE. The revised guidance requires an analysis to determine whether an entity has a controlling financial interest in a VIE. Additionally, the revised guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. The adoption of this guidance is not expected to have an impact on the Company’s consolidated financial statements.

3.	Equity Investments

Equity investments comprised of investments in a publicly traded company CRIC and certain privately-held companies. The following sets forth the changes in the Company’s equity investments.

	CRIC	Others	Total
	(In thousands)

Balance at December 31, 2007	$—	$1,300	$1,300
Converted to controlling interest	—	(1,300)	(1,300)

Balance at December 31, 2008	$—	$—	$—
Investments	572,000	8,606	580,606

Balance at December 31, 2009	$572,000	$8,606	$580,606

Equity Investment in CRIC

In April 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, COHT. Thirty-four percent of COHT’s ownership was sold to eHouse (China) Holdings Limited (“E-House”), a leading real estate services company in China, in exchange for a payment of $2.5 million in cash and a 10-year exclusive license for business-to-consumer usage of its CRIC database to COHT. The operating results of COHT were consolidated since its establishment in April 2008.

In July 2009, the Company entered into a definitive agreement (the “Agreement”) with E-House to merge E-House’s real estate information and consulting services and COHT (the “Transaction”). E-House’s real estate information and consulting services are operated by CRIC, a subsidiary of E-House. Under the Agreement, SINA would contribute its online real estate business into its majority-owned subsidiary COHT, and CRIC would issue its own ordinary shares to SINA to acquire SINA’s equity interest in COHT in exchange for shares in CRIC.

In September 2009, the Company entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement (the “License Agreements”) with COHT as part of its consideration for the interest in CRIC. Below is a summary of the License Agreements:

Amended and Restated Advertising Agency Agreement

Under the amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of the CRIC’s acquisition of our online real estate business, COHT continues to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell to real estate, home furnishing and construction material advertisers on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than these three channels, COHT is entitled to receive approximately 85% of the revenues generated from these sales. In addition, COHT authorizes SINA as its exclusive agent to sell non real estate advertising on its directly operated website and channels. COHT is also entitled to receive 85% of the revenues generated from these sales. The initial term of the amended and restated advertising agency agreement is ten years.

Domain Name and Content License Agreement

Under the domain name and content license agreement, which became effective upon CRIC’s acquisition of our online real estate business, SINA grants to COHT an exclusive license to use its three domain names, i.e., house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn , in connection with COHT’s real estate Internet operations in China. In addition, SINA also grants to COHT an exclusive license to use all content whose copyrights are owned by SINA or owned by a third party provider but is sub-licensable by SINA without requiring payment of any additional fees. For other operating content, COHT is required to enter into an agreement with the owner independently and is responsible for the costs associated with procuring the content. The licenses are for an initial term of ten years and free of any additional fees.

Trademark License Agreement

Under the trademark license agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with COHT’s real estate Internet operations in China through website located at www.leju.com and the channels located at house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn. The licenses are for an initial term of ten years and free of any additional fees.

Software License and Support Services Agreement

Under the software license and support services agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use (i) SINA’s proprietary software including those used for Internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management , flow statistics and monitoring, (ii) current software products and interfaces necessary to facilitate COHT’s use of the current software products, (iii) the databases and compilations, (iv) its improvement to the licensed software and (v) related documentation and hardware, in connection with COHT’s real estate Internet operations in China. SINA will also provide to COHT infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, SINA will also provide COHT support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years and free of any additional fees. However, to the extent that there are any reasonable, incremental costs for use of the licensed software.

On October 16, 2009, the Transaction was consummated following the listing of CRIC’s American depositary shares on the NASDAQ Global Select Market. As of the closing of the Transaction, SINA is the second largest shareholder of CRIC with approximately 33% interest in CRIC.

Based on the offering price of CRIC’s initial public offering (“IPO”), the Company’s 33% interest in CRIC was valued at $572.0 million as of CRIC’s IPO date, which also represents the consideration received for the disposal of the interest in COHT and for entering into the License Agreements. The investment was accounted for using the equity method with the cost allocated as follows:

Allocated Value
(In thousands)

Share of net tangible assets acquired	$112,233
Share of intangible assets acquired as recorded in CRIC’s financial statements*(1)	68,686
Share of intangible assets not included in CRIC’s financial statements*(2)	36,797
Deferred tax liabilities	(22,604)
Goodwill	376,888

Investment in CRIC	$572,000

*	Above intangible assets were measured at fair value as of CRIC’s IPO date based on a valuation report.

(1)	The weighted average life of these intangible assets is 10 years.

(2)	The weighted average life of these intangible assets, excluding the asset with indefinite life is 7 years.

On CRIC’s IPO date, the fair value of 66% equity interest in COHT was $384.6 million which was determined by management with the assistance of a valuation consultant. Netting the value of the corresponding shares of the net assets of COHT amounted to $8.0 million (including cash and cash equivalents of $7.6 million and other total assets of $11.9 million, net of total liabilities of $11.5 million), the Company recorded a one-time gain of $376.6 million for the quarter and year ended December 31, 2009.

The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenue and would be amortized over the contract term of ten years. In the fourth quarter of 2009, the Company recorded amortized deferred revenue of $4.7 million in its non-advertising revenues.

Beginning October 1, 2009, the Company no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting. To enable the Company to have more time to collect and analyze CRIC’s results, the Company will report its interest in CRIC one quarter in arrears. In conjunction with this lag reporting for its investment in CRIC, net income, net income attributable to SINA and basic and diluted net income per share attributable to SINA for 2009 did not include equity income from CRIC.

Other equity investments

As of December 31, 2009, other equity investments represent equity investment in three privately-held companies over which the Company does not have significant influence.

The Company is required to perform an impairment assessment of its equity investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. There are no such events and changes in 2009. As such, the Company concluded that there was no impairment to the carrying value of equity investments as of December 31, 2009.

4.	Goodwill and Intangible Assets

The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”) in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”) in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company also acquired Davidhill Capital Inc., a British Virgin Islands limited liability corporation (“Davidhill”), and its UC instant messaging technology platform in 2004. In 2008, the Company took controlling interest in a privately-held web-application development firm. The following table summarizes goodwill by segment from these acquisitions:

	Advertising	MVAS	Total
	(In thousands)

Balances at December 31, 2007	$13,772	$68,891	$82,663
Additional interest in a majority-owned investment	1,387	—	1,387

Balances at December 31, 2008	$15,159	$68,891	$84,050

Balances at December 31, 2009	$15,159	$68,891	$84,050

The Company is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2009, and concluded that there was no impairment to the carrying value of the goodwill.

The following table summarizes the Company’s intangible assets:

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	(In thousands)

Technology	$10,300	$(7,854)	$2,446	$10,300	$(4,635)	$5,665
Software	1,844	(922)	922	1,844	(307)	1,537
Database	—	—	—	3,541	(266)	3,275
Other	322	—	322	—	—	—

Total	$12,466	$(8,776)	$3,690	$15,685	$(5,208)	$10,477

Technology is related to the acquired UC Instant Messaging platform. In the fourth quarter of 2009, SINA launched a new UC Instant Messaging platform that was completely internally developed. As this new platform will replace the previously acquired platform, SINA will discontinue the use of the acquired UC Instant Messaging platform as of March 31, 2010 and will amortize ratably the remaining $2.4 million of intangible assets related to the acquired UC Instant Messaging platform in the first quarter of 2010. Software is amortized over three years. Database was disposed of as a result of the Transaction.

Amortization expense related to intangible assets was $4.4 million, $1.6 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)

2010	$3,061
2011	307

Total expected amortization expense	$3,368

5.	Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
		Unrealized	Estimated Fair		Unrealized	Estimated Fair
	Carrying Value	Losses	Value	Carrying Value	Losses	Value
	(In thousands)

Cash and cash equivalents:
Cash	$118,074	$—	$118,074	$196,548	$—	$196,548
Cash equivalents:
Bank time deposits	160,027	—	160,027	56,617	—	56,617
Money market funds	468,322	—	468,322	130,155	—	130,155

	628,349	—	628,349	186,772	—	186,772

	746,423	—	746,423	383,320	—	383,320

Short-term investments:
Bank time deposits	75,095	—	75,095	205,609	—	205,609
Corporate bonds and notes	—	—	—	15,224	(329)	14,895

	75,095	—	75,095	220,833	(329)	220,504

Total cash, cash equivalents and short-term investments	$821,518	$—	$821,518	$604,153	$(329)	$603,824

Interest income for the years ended December 31, 2009, 2008 and 2007 was $8.4 million, $15.4 million and $11.5 million, respectively. Realized gain or loss on short-term investments was immaterial for the periods presented.

6.	Balance Sheet Components

	December 31,
	2009	2008
	(In thousands)

Accounts receivable, net:
Accounts receivable	$83,790	$88,329
Allowance for doubtful accounts:
Balance at beginning of year	(9,146)	(5,663)
Disposal of COHT	2,440	—
Additional provision charged to expenses	(5,269)	(3,528)
Write-off, net of recoveries	3,184	45

Balance at end of year	(8,791)	(9,146)

	$74,999	$79,183

Prepaid expenses and other current assets:
Content fees	$3,445	$4,034
Rental and other deposits	6,222	1,404
Prepayments for investments	7,680	—
Others	5,034	3,986

	$22,381	$9,424

	December 31,
	2009	2008
	(In thousands)

Property and equipment, net:
Computers and equipment	$74,856	$76,253
Leasehold improvements	4,819	4,988
Furniture and fixtures	3,916	3,821
Other	1,469	1,571

	85,060	86,633
Less: Accumulated depreciation and amortization	(62,038)	(52,522)

	$23,022	$34,111

Accrued liabilities:
Sales rebates	$16,197	$10,305
Content fees	14,850	13,526
Accrued compensation and benefits	9,284	9,480
Marketing expenses	8,598	9,100
Employee payroll withholding tax	8,717	685
Advertisement production cost	3,739	2,366
Business taxes payable	4,707	5,835
Sales commission	3,631	4,055
Professional fees	3,337	5,144
Internet connection costs	3,083	3,151
Others	5,569	4,821

	$81,712	$68,468

Accumulated other comprehensive income:
Unrealized loss on marketable securities	$—	$(329)
Cumulative translation adjustments	52,137	51,921

	$52,137	$51,592

7.	Related Party Transactions

In conjunction with the spin off of COHT and the signing of related amended and restated advertising agency agreement, in the fourth quarter of 2009, agency fees earned from COHT, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, was $0.9 million. As of December 31, 2009, receivables due from COHT amounted to $6.1 million. In addition, the Company entered into certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over the contract period of ten years. In the fourth quarter of 2009, amortized deferred revenue was $4.7 million.

In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. On November 25, 2009, the private equity financing with New-Wave was consummated. At the closing, SINA received gross proceeds of $180.0 million, and New-Wave received 5,608,612 ordinary shares in SINA. This transaction resulted in a $10.7 million of stock-based compensation expense. See Note 12 to Consolidated Financial statements.

In April 2007, one of the Company’s subsidiaries, entered into an agreement with Broadvision Inc. (“Broadvision”). Mr. Pehong Chen, a director of SINA, is a significant shareholder of Broadvision and serves as its Chairman, Chief Executive Officer and President. Under this agreement, Broadvision provides HR information management hosting service, including software subscription and system upgrade, feature enhancement and technical support, to the Company’s operations in China for an annual subscription fee of RMB 500,000 or approximately $66,000. The annual subscription fee was subsequently amended in 2009 to RMB 700,000 or approximately $103,000. Broadvision also charges an initial system implementation fee of RMB 500,000. SINA has an option to buy out the software license from Broadvision on a non-exclusive basis by paying a lump-sum amount (RMB 2,000,000, RMB 1,500,000, or RMB 1,000,000 for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services. For 2009, 2008 and 2007, the Company paid Broadvision approximately $114,000, $72,000 and $131,000, respectively. There was no payable outstanding as of December 31, 2009.

During 2007, a VIE of the Company entered into a $0.4 million technical support contract with a privately-held company in which the Company held an equity investment. All amounts were expensed and paid in 2007. In 2008, the Company took a controlling interest in this privately-held firm and began consolidating its results.

8.	Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the U.S. of America, Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2009. The Company generated substantially all of its net income from its PRC operations for the years ended December 31, 2009, 2008 and 2007, and has recorded income tax provisions for these years. For the year ended December 31, 2009, the Company’s Cayman Islands operations recorded a one-time gain of $376.6 million in connection with the Transaction. See Note 3.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except percentage)

Income before income tax expenses	$420,628	$95,209	$60,619
Income (loss) from non China operations	$338,738	$(12,938)	$(9,548)
Income from China operations	$81,890	$108,147	$70,167
Income tax expenses applicable to China operations	$8,323	$14,042	$6,504
Effective tax rate for China operations	10%	13%	9%

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

Prior to January 1, 2008, the Company’s subsidiaries and variable interest enterprises (“VIEs”) were governed by the previous Income Tax Law (the “Previous IT Law”) of China. Under the Previous IT Law, the Company’s subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified high and new technology enterprises. In addition to a preferential statutory rate, some of the Company’s high and new technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.

Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and foreign-invested enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before

March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Three of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as high and new technology enterprises under the new EIT Law.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2009, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to further expand its business in China, and its FIEs do not intend to declare dividends to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. The Company believes that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The subsequent initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the new circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although the Company believes that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)

Current tax provision	$7,093	$14,098	$6,030
Deferred tax provision	1,230	(56)	474

Income tax expenses	$8,323	$14,042	$6,504

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2009	2008	2007

Statutory EIT rate	25%	25%	33%
Effect on tax holiday, preferential tax rate and dividend tax on VIEs’ undistributed earnings, net	(17)%	(13)%	(29)%
Permanent differences	1%	1%	1%
Change in valuation allowance	1%	—	4%

Effective tax rate for China operations	10%	13%	9%

The provisions for income taxes for the years ended December 31, 2009, 2008 and 2007 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The lower effective tax rate of the Company’s PRC operations for 2009 as compared to 2008 was primarily due to lower provision of repatriation tax for earnings in VIEs and additional tax holiday obtained by one of the Company’s subsidiaries.

The following table sets forth the effect of tax holiday on China operations:

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share amount)

Tax holiday effect	$13,422	$16,146	$20,734
Basic net income per share effect	$0.25	$0.29	$0.38
Diluted net income per share effect	$0.23	$0.27	$0.35

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	December 31,
	2009	2008	2007
	(In thousands)

Deferred tax assets:
Net operating loss carryforwards	$—	$669	$1,021
Allowances for doubtful accounts, accruals and other liabilities	4,313	5,159	4,168
Depreciation	218	1,736	2,828

Total deferred tax assets	4,531	7,564	8,017
Less: valuation allowance	(4,259)	(6,252)	(6,761)

Net deferred tax assets	$272	$1,312	$1,256

Deferred tax liabilities:
Depreciation	(190)	—	—

Total deferred tax liabilities	$(190)	$—	$—

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. In March 2007, upon the enactment of the EIT Law, the Company recalculated the carrying deferred tax assets based on the new EIT rate of 25%. As a result of the recalculation, deferred tax assets in the amount of $0.4 million were written down in the first quarter of 2007. During 2007, the valuation allowance for deferred tax assets related to the allowances for doubtful accounts was increased by $1.6 million based on the Company’s historical experience with the Chinese tax authorities.

U.S.

As of December 31, 2009, the Company’s subsidiary in the U.S. had approximately $81.7 million of federal and $37.8 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2029, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2010 through December 31, 2019. Included in the net operating loss carryforwards were $35.6 million and $22.9 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2009 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2009	2008	2007
	(In thousands)

Deferred tax assets:
Net operating loss carryforwards	$30,372	$30,013	$29,282
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	512	425	441

Total deferred tax assets	30,884	30,438	29,723
Less: valuation allowance	(30,884)	(30,438)	(29,723)

Deferred tax assets	$—	$—	$—

Hong Kong

As of December 31, 2009, the Company’s Hong Kong subsidiary had approximately $15.3 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2009, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation as of December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007
	(In thousands)

Deferred tax assets:
Net operating loss carryforwards	$2,523	$2,360	$2,130
Less: valuation allowance	(2,523)	(2,360)	(2,130)

Deferred tax assets	$—	$—	$—

Aggregate net deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	December 31,
	2009	2008	2007
	(In thousands)

Deferred tax assets included in prepaid expenses and other current assets and other assets:
Net operating loss carryforwards	$32,895	$33,042	$32,433
Allowances for doubtful accounts, accruals and other liabilities	4,479	5,238	4,263
Depreciation	218	1,736	2,828
Other tax credits	346	346	346

Total deferred tax assets	37,938	40,362	39,870
Less: valuation allowance	(37,666)	(39,050)	(38,614)

Net deferred tax assets	$272	$1,312	$1,256

Deferred tax liabilities included in accrued liabilities:
Depreciation	$(190)	$—	$—

Total deferred tax liabilities	$(190)	$—	$—

9.	Net Income Per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2009, 2008 and 2007, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 889,000, 644,000 and 31,000, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share amounts)

Basic net income per share calculation:
Numerator:
Net income attributable to SINA	$411,895	$80,638	$54,115

Denominator:
Weighted average ordinary shares outstanding	54,722	55,821	55,038

Basic net income per share attributable to SINA	$7.53	$1.44	$0.98
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA	$411,895	$80,638	$54,115
Amortization of debt discount	—	—	3,704
Amortization of convertible debt issuance cost	—	—	252

Net income used in computing diluted net income per share attributable to SINA	$411,895	$80,638	$58,071

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share amounts)

Denominator:
Weighted average ordinary shares outstanding	54,722	55,821	55,038
Weighted average ordinary shares equivalents:
Stock options	426	770	1,114
Unvested restricted shares	272	44	—
Convertible debt	3,839	3,839	3,868

Shares used in computing diluted net income per share attributable to SINA	59,259	60,474	60,020

Diluted net income per share attributable to SINA	$6.95	$1.33	$0.97

10.	Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2009, 2008 and 2007, the Company contributed a total of $10.8 million, $9.5 million, $6.5 million, respectively.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2009 and 2008, the Company was subject to a maximum appropriation of $12.8 million and $15.4 million, respectively, to these non-distributable reserve funds.

12.	Shareholders’ Equity

Stockholder Rights Plan

In 2005, the Company put in place a Rights Plan to protect the best interests of all shareholders. In general, the Plan vests stockholders of SINA with rights to purchase ordinary shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The rights will expire on February 22, 2015.

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

Repurchase program

In the fourth quarter of 2008, the Board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. In 2009, the Company had repurchased an aggregate of 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50.0 million. The repurchase program expired on December 31, 2009. The repurchased shares were canceled in November 2009.

Private equity placement with New-Wave

In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave, a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. On November 25, 2009, the private equity financing with New-Wave was consummated. At the closing, SINA received gross proceeds of $180.0 million, and New-Wave received 5,608,612 ordinary shares in SINA. The shares issued to New-Wave are subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave. This transaction resulted in a $10.7 million of stock-based compensation expense, which is attributable to the increase in fair value of the financed shares from the agreement date with New Wave in September 2009, when the price was set, to the closing date of the private equity financing in November 2009, the measurement date for accounting purposes. The difference between the fair value of financed shares beneficially owned by management at the closing date and the amount paid by management set at the agreement date is deemed as compensation and recorded as stock-based compensation expense.

2007 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a 5-year term with a fixed number of shares authorized for issuance. Under the plan, a total of 5,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. The maximum number of ordinary shares available for issuance will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 share for every 1 share issued as restricted shares or pursuant to a restricted shares unit. As of December 31, 2009, there were 512,000 options and 867,000 restricted share units outstanding under the 2007 Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan were forfeited.

1999 Stock Plan

In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2006, the Company has cumulatively approved 14,358,000 ordinary shares for issuance under the 1999 Plan, including a previous plan carried over from 1997 and options assumed in the Sinanet acquisition. As of December 31, 2009, there were a total of 720,000 options outstanding under the 1999 Plan.

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

1999 Executive Stock Option Plan

In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 ordinary shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase ordinary shares and ordinary share purchase rights to eligible employees and consultants. As of December 31, 2009, there were a total of 29,000 options outstanding under the Executive Plan. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four- year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Executive Plan were forfeited.

1999 Directors’ Stock Option Plan

In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2009, 318,000 options were outstanding under the Directors’ Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Directors’ Plan were forfeited.

Stock-based Compensation

	Year Ended December 31,
	2009	2008	2007
	(In thousands)

Included in:
Costs of revenues	$5,400	$3,248	$1,788
Sales and marketing	5,973	2,098	1,234
Product development	4,112	1,978	1,593
General and administrative	17,759	6,943	4,097

	$33,244	$14,267	$8,712

Stock-based compensation expense for 2009 included $10.7 million, which is attributable to the increase in fair value of the financed shares from the agreement date with New Wave in September 2009, when the price was set, to the closing date of the private equity financing in November 2009, the measurement date for accounting purposes. The difference between the fair value of financed shares beneficially owned by management at the closing date and the amount paid by management set at the agreement date is deemed as compensation and recorded as stock-based compensation expense.

As of December 31, 2009, there was $28.0 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees and non-employee directors which will be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Valuation of Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2009	2008	2007

Stock options:
Expected term (in years)	n/a	4.0	4.0
Expected volatility	n/a	46% - 50%	50%
Risk-free interest rate	n/a	2.0% - 2.7%	3.2%
Expected dividend yield	n/a	0	0

No option was granted in 2009. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2007 and 2008 due to the lack of industry comparison. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table set forth the summary of number of shares available for issuance:

Shares Available
(In thousands)

December 31, 2007	4,569
Granted	(804)
Cancelled/expired/forfeited	86

December 31, 2008	3,851
Granted*	(2,202)
Cancelled/expired/forfeited	95

December 31, 2009	1,744

*	In 2009, 1,258,000 restricted shares units, or 2,202,000 equivalent shares, were granted.

Summary of Stock Option

The following table sets forth the summary of option activities under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)

December 31, 2007	2,800	$23.41	5.22	$58,981
Granted	676	$33.94
Exercised	(483)	$21.82
Cancelled/expired/forfeited	(158)	$29.61

December 31, 2008	2,835	$25.85	4.39	$4,018
Exercised	(1,118)	$23.42
Cancelled/expired/forfeited	(138)	$29.31

December 31, 2009	1,579	$27.30	3.68	$28,509

Vested and expected to vest as of December 31, 2008	2,736	$25.63	4.38	$4,018
Exercisable as of December 31, 2008	1,785	$23.45	4.38	$4,015
Vested and expected to vest as of December 31, 2009	1,550	$27.17	3.68	$28,194
Exercisable as of December 31, 2009	1,136	$25.34	3.65	$22,702

The weighted average estimated fair value of options granted during 2008 was $13.75. The total intrinsic value of options exercised during 2009 and 2008 was $21.6 million and $11.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2009 was $25.4 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2009 and 2008 was $45.18 and $23.15, respectively.

As of December 31, 2009, there was $7.7 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 2.0 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding at December 31, 2009 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)

$1.32 - $23.17	576	$19.11	506	$18.55	2.73
$24.23 - $33.29	763	$29.45	455	$27.75	4.24
$33.68 - $40.59	180	$36.89	139	$35.79	4.31
$49.95	60	$49.95	36	$49.95	3.93

	1,579	$27.30	1,136	$25.34	3.68

Summary of Service-Based Restricted Share Units

Service-based restricted share units activities in 2009 and 2008 were as follows:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)

December 31, 2007	100	$46.83
Vested	(25)	$46.83

December 31, 2008	75	$46.83
Awarded*	1,258	$28.30
Vested	(458)	$32.22
Cancelled	(8)	$22.82

December 31, 2009	867	$27.88

*	In 2009, 42,000 restricted shares units were granted to non-employee directors.

Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2009, there was $20.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Summary of Performance-Based Restricted Share Units

Performance-based restricted share units activities in 2009 and 2008 were as follows:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)

December 31, 2007	98	$46.83
Awarded	73	$33.29
Vested	(91)	$41.80
Forfeited	(12)	$37.84

December 31, 2008	68	$40.57
Vested	(68)	$40.57

December 31, 2009	—	—

Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2009, there was no unrecognized compensation cost related to non-vested, performance-based restricted share units granted to the Company’s employees.

In September 2008, COHT adopted a 2008 Share Incentive Plan (“2008 COHT Plan”). The 2008 COHT Plan permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Estimated grant date fair value of options granted in 2009 and 2008 was $0.5 million. Stock compensation expenses related to the grant are amortized over four years on a straight-line basis, with $119,000 and $42,000 expensed in 2009 and 2008, respectively. The 2008 COHT Plan was assumed by CRIC in the Transaction described in Note 3.

13.	Segment Information

The Company currently operates in three principal business segments globally — advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are usually at the revenue or gross margin level. The Company currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

The following is a summary of revenues, costs of revenues and gross margins:

	Advertising	MVAS	Other	Total
	(In thousands, except percentages)

Year ended December 31, 2009:
Net revenues	$227,895	$119,341	$11,331	$358,567
Costs of revenues	99,835	56,851	1,606	158,292
Gross margins	56%	52%	86%	56%
Year ended December 31, 2008:
Net revenues	$258,499	$103,318	$7,770	$369,587
Costs of revenues	100,008	48,005	2,322	150,335
Gross margins	61%	54%	70%	59%
Year ended December 31, 2007:
Net revenues	$168,926	$70,489	$6,712	$246,127
Costs of revenues	63,466	29,339	1,897	94,702
Gross margins	62%	58%	72%	62%

The following is a summary of the Company’s geographic operations:

	China	International	Total
	(In thousands)

Year ended and as of December 31, 2009:
Revenues	$355,585	$2,982	$358,567
Long-lived assets	22,346	676	23,022
Year ended and as of December 31, 2008:
Revenues	$365,959	$3,628	$369,587
Long-lived assets	33,005	1,106	34,111
Year ended and as of December 31, 2007:
Revenues	$242,036	$4,091	$246,127
Long-lived assets	25,481	1,365	26,846

Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise of the net book value of property and equipment.

14.	Financial Instruments

Fair Value of Financial Instruments

	Fair Value Measurements at December 31, 2009
	(In thousands)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Money market funds(1)	$468,322	$468,322	$—
Bank time deposits(2)	235,122	—	235,122

Total	$703,444	$468,322	$235,122

	Fair Value Measurements at December 31, 2008
	(In thousands)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)

Money market funds(1)	$130,155	$130,155	$—
Bank time deposits(2)	262,226	—	262,226
Corporate bonds and notes(3)	14,895	—	14,895

Total	$407,276	$130,155	$277,121

(1)	Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)	Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

(3)	Included in short-term investments on the Company’s consolidated balance sheets.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable debt securities, accounts receivables. In addition, with majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which the Company has no way to hedge.

The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.

The Company had approximately $331.5 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months) and bank notes, with large domestic banks in China as of December 31, 2009. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong and the United States. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2009 and 2008, substantially all accounts receivable were derived from the Company’s China operations.

For the years ended December 31, 2009, 2008, and 2007, advertising revenues from agencies were approximately 93%, 91% and 92%, respectively, of the Company’s advertising revenues. Focus Media, a large advertising agency in China, through its subsidiaries and affiliates accounted for 12%, 14% and 15% of the Company’s total net revenues in 2009, 2008 and 2007, respectively. No other individual advertising customer accounted for 10% or more of total net revenues for 2009, 2008 and 2007. Focus Media accounted for 17% and 18% of the Company’s net accounts receivables as of December 31, 2009 and 2008, respectively. HY Link Advertising (BJ) Co., also a large advertising agency in China, accounted for 10% of the Company’s net accounts receivables as of December 31, 2009 and 2008. Beijing Shiji Huamei Advertising Ltd., another large advertising agency in China, accounted for 11% of the Company’s net accounts receivables as of December 31, 2008. No other individual advertising customer accounted for more than 10% of net accounts receivables as of December 31, 2009 and 2008.

With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 28%, 25% and 21% of the Company’s net revenues in 2009, 2008, and 2007, respectively. Revenues from the SMS product line accounted for 15%, less than 10% and 15% of the Company’s net revenues for 2009, 2008 and 2007, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for 13% and 10% of the Company’s net accounts receivables as of December 31, 2009 and 2008, respectively. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing and collection services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.

The majority of the Company’s net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2009, the Company is subject to a maximum appropriation of $12.8 million to these non-distributable reserve funds.

In 2009, the majority of the Company’s revenues derived and expenses incurred were in Chinese RMB. The Company’s cash, cash equivalents and short-term investments balance denominated in Chinese RMB was approximately $330.3 million, which accounted for approximately 40% of its total cash, cash equivalents and short-term investments balance as of December 31, 2009. The Company’s accounts receivable balance denominated in Chinese RMB was approximately $74.3 million, which accounted for approximately 99% of its net accounts receivable balance. The Company’s current liabilities balance denominated in Chinese RMB was approximately $88.1 million, which accounted for approximately 39% of its total current liabilities balance as of December 31, 2009. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2009.

15.	Convertible Debt

In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. During 2007, $1 million of the Notes were converted to SINA ordinary shares upon purchase’s request. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended March 31, 2010, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above; therefore, the Notes are convertible into SINA ordinary shares during the quarter ending June 30, 2010.

Upon a purchaser’s election to convert the Notes, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes.

In accordance with guidance, obligations such as the Notes are considered current liabilities when they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period. These notes were accounted for in accordance with the revised guidance on accounting for convertible debt instrument issued by the FASB which the Company adopted on January 1, 2009.

16.	Commitments and Contingencies

Operating leases commitment include the commitment under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2014. For the years ended December 31, 2009, 2008 and 2007, rental expense was $7.6 million, $6.5 million and $4.9 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2009 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)

Operating leases commitment	$17,705	$2,563	$15,111	$31	$—

Purchase commitments mainly include minimum commitments for Internet connection fees associated with websites production, content fees associated with websites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2009 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)

Purchase commitments	$35,044	$29,548	$5,267	$82	$147

There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecommunication value-added services in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of the date the Company filed this Form 20-F, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.

17.	Subsequent Events

The Company has performed an evaluation of subsequent events through the filing date of these consolidated financial statements, noting no other events or transactions requiring recognition or disclosure.