Form 20-F
period 2010-12-31
SINA CORP
filed 2011-05-31
CIK 1094005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, 100080, People’s Republic of China
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, $0.133 par value	The NASDAQ Stock Market LLC
Ordinary Shares Purchase Rights	(NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
     As of December 31, 2010, there were 61,774,706 shares of the registrant’s ordinary shares outstanding, $0.133 par value.
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
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected consolidated statements of operation data presents the results for the five years ended December 31, 2010, 2009, 2008, 2007 and 2006. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except per share data)
Operations:
Net revenues	$402,617	$358,567	$369,587	$246,127	$212,854
Gross profit	234,207	200,275	219,252	151,425	133,444
Income from operations	96,243	37,202	74,581	51,014	34,907
Income (loss) before income tax expense	(10,903)	420,628	95,209	60,619	37,016
Net income (loss)	(19,339)	412,305	81,167	54,115	32,965
Net income (loss) attributable to SINA	(19,094)	411,895	80,638	54,115	32,965
Net income (loss) per share attributable to SINA
Basic	$(0.31)	$7.53	$1.44	$0.98	$0.61
Diluted	$(0.31)	$6.95	$1.33	$0.97	$0.60

	December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$882,835	$821,518	$603,824	$477,999	$362,751
Working capital	760,635	694,484	498,524	377,608	270,820
Total assets	1,636,090	1,613,842	822,494	662,263	538,719
Long-term liabilities	147,540	166,729	4,039	1,337	—
Total liabilities	395,564	391,143	197,946	167,287	147,292
SINA shareholders’ equity	1,239,308	1,221,727	620,505	494,976	391,427
Total shareholders’ equity	1,240,526	1,222,699	624,548	494,976	391,427
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Due to the relatively new and evolving market in which we operate, we cannot predict whether we will meet internal or external expectations of future performance.
     Our primary market is in China, where the operating environment is less predictable and mature than those of developed economies and where the Internet industry is still relatively new and fast evolving. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on emerging products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a relatively new and fast changing market and with a limited operating history. These risks include our ability to:
•	offer new and innovative products;

•	attract advertisers;

•	attract a larger audience to our network;

•	derive revenue from our users from fee-based and other Internet services, including our microblog product “Weibo”;

•	respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

•	attract buyers for our mobile value-added services (“MVAS”);

•	maintain our current, and develop new, strategic relationships;

•	increase awareness of our brand and continue to build user loyalty;

•	attract and retain qualified management and employees;

•	upgrade our technology to support increased traffic and expanded services;

•	expand the content and services on our network, secure premium content and increase network bandwidth in a cost-effective manner; and

•	develop a sufficiently large customer and user base for our Weibo service, so as to recover the cost for developing and marketing the business and cause it to eventually achieve profitability.
     Due to the relatively new and evolving market in which we operate and our limited operating history, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced declining trends. Our operating results have in the past fallen below the expectations of industry analysts and investors and may do so again in the future. Our stock price may decline significantly as a result of not meeting internal or external expectations of future performance.
You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.
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
     The online advertising market is new and evolving rapidly in China. Many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue could be negatively affected. Our ability to generate and maintain significant advertising revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:
•	the development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	the maintenance and enhancement of our brands in a cost-effective manner;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	changes in government policy that curtail or restrict our online advertising services;

•	the acceptance of online advertising as an effective way for advertisers to market their businesses;

•	the development of independent and reliable means of verifying levels of online advertising and traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.

     Our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budgets to online advertising. We may not be successful in getting our current and potential advertisers to increase their budgets for online advertising.
     In 2010, approximately 85% of our advertising revenues were derived from the automobile, information technology, Internet services, fast-moving consumer goods, financial and telecommunication sectors. If there is a downturn in advertising spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer.
     Our growth in advertising revenues will also depend on our ability to increase the advertising space on our network and develop new advertising inventory offerings, such as those tied to video content and user-generated content in social media or social networking environments and performance-based inventories. If we fail to increase our advertising space at a sufficient rate or fail to develop new advertising inventory offerings that achieve market acceptance, our growth in advertising revenues could be hampered and our share price may drop significantly. Further, the increasing usage of Internet advertising blocking software may result in a decrease of our advertising revenues as the advertisers may choose not to advertise on the Internet if Internet advertising blocking software is widely used.
If our microblog Weibo fails to achieve success as expected, our share performance could suffer significantly and your investment in our shares may be adversely affected.
     We have not yet focused our efforts to monetize Weibo. Weibo has both social media and social networking features and, thus, is subject to competition from producers of both types of services and potential new types of online networking services. Monetization has been a challenge for the other social media and networking services, and it could be a challenge for us as well. We cannot guarantee that the monetizing methods adopted by other social media and networking sites will work with Weibo. In our efforts to build scale and increase user base and user stickiness, we expect to significantly increase investment in Weibo in areas such as marketing, technology and infrastructure, which may cause our profitability to significantly decline. In addition, we cannot assure you that the investments we make will result in increased Weibo users and traffic. If our monetization efforts are not successful, then our investment in Weibo could significantly depress our profitability, and if we are unsuccessful in growing Weibo’s user base and traffic, our stock performance could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.
     The social media and networking sector is highly competitive in China. The major portals, including Tencent, Sohu and Netease, offer similar products that compete with us for users, traffic, and content and marketing resources. In addition, there are many websites that specialize in developing social media or social networking services, including Renren.com, Kaixin001.com, hainei.com, 51.com and 159.com. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our financial performance.
     In addition, government regulation and censorship of information disseminated over the Internet in China may adversely affect our ability to operate Weibo. See “Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.” below for details. Although we attempt to monitor the content posted on Weibo, we may not always be able to effectively control or restrict the content generated or placed on Weibo by our users. The Chinese government may choose to unexpectedly tighten its Internet censorship. If the Chinese authority has any concern about dissemination of information via microblog, Weibo could be impaired or even ordered to shut down.
     Furthermore, we may be subject to claims based on the user-generated content posted on Weibo. See “We may be subject to litigation for user-generated content provided on our websites, which may be time-consuming to defend.” below for more details.

We are relying on MVAS for a significant portion of our future revenues. Our MVAS revenues have experienced an overall decline and may decrease further in the future.
     For 2010 and 2009, MVAS revenues accounted for 22% and 33% of our total net revenues, respectively. Short messaging service (“SMS”) and interactive voice response system (“IVR”) revenues accounted for approximately 46% and 25%, respectively, of our MVAS revenues for 2010. If users do not adopt our MVAS at a sufficient rate, or if our SMS or IVR revenues fail to grow, our overall MVAS revenue growth could be negatively affected. Our MVAS revenues declined from 2005 through 2007 and again in 2010 and may decline in the future. Factors that may prevent us from maintaining or growing our MVAS revenues include:
•	our ability to develop new services that become accepted by the market;

•	our ability to retain existing customers of our subscription services;

•	our ability to attract new subscribers in a cost-effective manner;

•	our ability to provide satisfactory services to our customers;

•	competitors, including operators, may launch competing or better products than ours;

•	changes in policy, process and/or system by China Mobile Communications Corporation (“China Mobile”), China United Network Communications Group Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection, and who in the past have made sudden changes that have significantly impacted our revenues and may continue to do so in the future; and

•	changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (superseded by the Ministry of Industry and Information Technology established in March 2008, both of which are referred to as “MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated. MII has proposed requiring mobile users, including pre-paid card subscribers, to register their real identity. Implementation of these changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers.
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
     Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom. In addition, we have arrangements with China Telecommunications Corporation (“China Telecom”). We rely on the operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bill; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop new products and services. As of December 31, 2010, we offered our MVAS pursuant to relationships with 31 provincial and local subsidiaries of China Mobile and 12 provincial subsidiaries of China Unicom. As we have limited bargaining power against the operators, we may enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

     In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:
•	In mid-2004, operators began transitioning SMS to new billing platforms, which has resulted in added operational controls and procedures in areas such as customer subscription and customer billing. Such change has increased the difficulties of new user recruitment and the failure rate for fee collection from our SMS users.

•	In January 2005, China Mobile stopped its “MMS Album” service, which allowed users to retrieve their subscribed MMS messages from China Mobile’s website when the subscribed MMS messages could not be successfully delivered to their mobile phones. With the termination of MMS Album, we were no longer able to collect fees from users when the MMS messages could not be delivered to such users’ mobile phones.

•	Beginning March 2005, China Mobile migrated MMS onto a new billing platform, which resulted in added operational controls and procedures and, correspondingly, increased the difficulties of new user recruitment and increased the failure rate for fee collection from our users.

•	In April 2006, China Unicom issued a new policy that sets price ceilings for usage-based and monthly subscription SMS. Such change may require us to lower our current prices on certain SMS services or discontinue offering these services completely.

•	In July 2006, China Mobile made significant changes to its policy on subscription-based MVAS, which included requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscription and fee information. In addition, China Mobile’s provincial subsidiaries began canceling existing WAP subscriptions that have been inactive for four months and existing SMS subscriptions of users who did not successfully receive more than three SMS messages during the month. These policy changes from China Mobile reduced our ability to acquire new monthly MVAS subscribers and increased the churn rate of existing monthly MVAS subscribers.

•	In September 2006, China Unicom began enforcing a policy of double confirmation on new MVAS subscriptions. Such change significantly reduced our ability to acquire new monthly MVAS subscribers.

•	In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received.

•	In July 2007, China Mobile began implementing a score and ranking system that rewards larger, higher growth service providers with fewer user complaints. Receiving a low score or ranking, e.g., as a result of too many complaints filed by our MVAS customers, could result in a negative impact to our results of operations, cash flows and financial condition.

•	In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business.

•	In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicated the purchasing process of MVAS and reduced the effectiveness of our direct advertising and increased the difficulties of new user recruitment.

•	In November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers of WAP services, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. For 2010, less than 1% of the Company’s MVAS revenues were derived from WAP services versus 9% in 2009.

•	In January 2010, China Mobile implemented a series of measures that included limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. These measures have had a negative impact to our results of operations, cash flows and financial condition.

•	In December 2010, under MII’s policy directives, China Mobile began requiring a subscription reminder be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. This has complicated the subscription process and reduced our ability to acquire new monthly subscribers in a cost-effective manner.

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
     China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These operators have generally retained a certain percentage of the fees for value-added services we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and MMS on a per message basis, and the rates of such transmission fees vary for different products and message volume. For 2010, we received on average 71% and 77% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.
     Our MVAS revenues could be negatively impacted if China Mobile, China Unicom or other operators restrict MVAS to be charged on a monthly subscription basis or disallow us to charge monthly fees for users who do not use our service in a particular month. For 2010, approximately 13% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS and MMS.
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
     A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true up adjustments to our estimates. If there was no consistent confirmation rates trend or if there were continuous significant true up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to SPs from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For the fourth quarter of 2010, approximately 27% of our MVAS revenues were estimated at period end.
     In the past, China Mobile has requested resettlement of billings that were settled in previous periods and on which payments have been made to us. We have accrued for such credits to revenues based on a rolling history and the true-ups between the accrued amounts and actual credit memos issued have not been significant. However, there is no guarantee that China Mobile or other operators will not request resettlement of previously received payments. If China Mobile or other operators request resettlement of billings for a previous period at amounts significantly larger than our credit memo accrual based on historical patterns, our operating results, financial position and cash flow may be severely impacted.
     If China Mobile’s, China Unicom’s or other operators’ systems encounter technical problems, if they refuse to cooperate with us or if they do not provide adequate service, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.

The markets for Internet and MVAS services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, which could reduce our market share and adversely affect our financial performance.
     The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services, email and e-commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. We also face competition from providers of software and other Internet products and services. In addition, we compete with entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, such as portals, social media and social networking services, and search sites.
     Our competitors include existing or emerging PRC Internet portals as well as vertical websites competing in a specific niche such as automobile, finance and IT information. Our competitors in these areas include Baidu.com, Inc. (“Baidu”), Tencent Holdings Limited (“Tencent”), Netease.com, Inc. (“Netease”), TOM Online, Inc. (“TOM Online”), Sohu.com Inc. (“Sohu”), ifeng.com, Hexun, East Money, China Finance Online, PCAuto, Auto Home and PCOnline. Many of these companies are large, well-capitalized entities that currently offer, and could further develop or acquire, content and services that compete with those that we offer. Companies such as these may have greater financial and technical resources, better brand recognition, more developed sales and marketing networks, more customers, stronger government relationships and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers.
     We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting e-commerce, large global competitors, such as Facebook, Twitter, LinkedIn, Microsoft Corporation (“Microsoft”) (MSN), Yahoo! Inc. (“Yahoo!”), eBay Inc. (“eBay”), Google, Inc. (“Google”) and America Online Inc. (“AOL”), may increasingly focus their resources on the Greater China market. Some of these global Internet companies may partner with domestic organizations to penetrate the PRC market. We also compete for advertisers with traditional media companies, such as newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. Although new media companies, such as those in outdoor media, more directly compete with traditional media, such as television, they ultimately compete with us to convert advertisers from traditional media to new media. These competitors include Focus Media Holding Limited (“Focus”), Air Media Group Inc., Vision China Media Inc. and other China-based private or public new media advertising companies.
     There is significant competition among MVAS providers. A large number of independent MVAS providers, such as Kongzhong Corporation (“Kongzhong”), Tencent, TOM Online, Hurray! Holding Co., Ltd. (“Hurray”), Sohu and Linktone Ltd. (“Linktone”), compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development. Any of our present or future competitors may offer MVAS that provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than us.
     Our other areas of focus for future growth include WAP portal, search, online video and Web 2.0 services. We also face intense competition from domestic and international companies in these areas. The main competitors for our WAP portal include Tencent, Kongzhong and WAP portals operated by mobile telecom operators such as China Mobile’s Monternet. The main competitors for our search service include Baidu, Yahoo!/Alibaba, Google, Microsoft (Bing), Tencent (Soso) and Netease (Youdao). The main competitors for our instant messaging service include Tencent (QQ), Microsoft (MSN Messenger) and Yahoo! China (Yahoo Messenger)/Alibaba. Web 2.0 companies are defined as those that offer tools to: (1) generate traffic through user-generated content, such as microblogs, social networks, blogs, video podcasting, blogs and albums; (2) allow users to communicate, such as instant messaging and email, and/or (3) allow users to personalize individual sites and virtual communities, such as space and group. Our competition in online video and other Web 2.0 services include public companies such as Baidu, Tencent, Netease, Sohu, Youku, Renren.com Microsoft (MSN), Shanda (Shanda Literature), and Giant (51.com) as well as private companies such as 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Poco, Blogcn, Hexun, Kaixin001.com and hainei.com in China and international players such as YouTube, MySpace, Twitter and Facebook. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products that may be more popular than our online offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors may have greater financial and other resources than we have, may be able to more quickly react to changing consumer requirements and demands, may deliver competitive services at lower prices or with more desirable features and functionalities, may continue to compete at a steep loss and may market more effectively to certain user audiences. Increased competition could result in reduced page views and unique visitors, loss of market share and revenues and lower profit margins.
Our business is highly sensitive to the strength of our brands in the marketplace, and we may not be able to maintain current or attract new users, customers and strategic partners for our products and offerings if we do not continue to increase the strength of our brands and develop new brands successfully in the marketplace.
     Our operational and financial performance is highly dependent on our strong brands in the marketplace. Such dependency will increase further as the number of Internet and mobile users as well as the number of market entrants in China grows. In order to retain existing and attract new Internet users, advertisers, mobile customers and strategic partners, we may need to substantially increase our expenditures for creating and maintaining brand awareness and brand loyalty. Consequently, we will need to grow our revenues at least in the same proportion as any increase in brand spending to maintain our current levels of profitability.
     There have been negative press coverage about the Company based on untrue or unsubstantiated rumors in the past, and the Company has taken affirmative steps to address such coverage. However, we cannot assure you that we will always be able to diffuse negative press coverage about the Company to the satisfaction of our investors, users, advertisers, customers and strategic partners. If we are unable to diffuse negative press coverage about the Company, our brands may suffer in the marketplace and our operational and financial performances may be negatively impacted as a result.
Our financial results could be adversely affected by China Real Estate Information Corporation (“CRIC”) and other equity investments.
     We report our ownership in CRIC using the equity method of accounting starting from October 1, 2009 and, as such, our net income is impacted by CRIC’s performance. For 2010, we recorded $13.1 million in income from equity investment in CRIC, which is reported one quarter in arrears. If CRIC’s financial results decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarter and annual results until we have obtained CRIC’s results. A delay in CRIC’s reporting could adversely affect our reporting schedule and cause the market to react negatively to our stock. CRIC’s real estate business is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

•	CRIC is not likely to sustain the high growth rate it has experienced up to now;

•	CRIC’s results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations and the project-by-project nature of some of its real estate consulting services;

•	CRIC may not be able to successfully execute its strategy of expanding into new geographical markets in China;

•	CRIC may not be able to successfully execute its growth strategy of expanding its client base and increasing the average spending of its clients on its services;

•	CRIC’s business is susceptible to fluctuations in the real estate market of China;

•	CRIC’s business may be materially and adversely affected by government measures affecting China’s real estate industry; and

•	a severe or prolonged downturn in the global or Chinese economy could materially and adversely affect CRIC’s business and its financial condition.
     Further information regarding these and other risks can be found in CRIC’s filings with the Securities and Exchange Commission (the “SEC”). Sina assumes no obligation to update CRIC’s risks factors.
     We periodically review our equity investments, including CRIC, for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statement of Operations. At the end of 2010, $39.3 million of our equity investments were in privately-held companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to access as market information on Internet-related startups are not readily available. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, will unfavorably impact our results. In 2010, we recognized an impairment charge of $128.6 million on investment in CRIC.
Majority ownership and control of the board of directors of CRIC by affiliates of E-House (China) Holding Limited (“E-House”) may limit our ability to influence CRIC.
     In October 2009, we contributed our online real estate business to CRIC in exchange for approximately 33% of the total outstanding ordinary shares of CRIC. As of December 31, 2010, our ownership interest in CRIC accounted for approximately 34% of the total outstanding ordinary shares of CRIC. E-House owns over 50% of total outstanding ordinary shares of CRIC. As a result, for the foreseeable future, E-House will have the ability to elect a majority of the directors to the board of directors of CRIC. In such cases, the directors designated by E-House have the power to approve a particular matter requiring a majority vote despite the fact that our representatives may vote against the matter. Conversely, with respect to any matter requiring a majority vote, the directors designated by E-House may disapprove a particular matter despite the fact that our representatives may vote in favor of that matter.

If we are unable to keep up with the rapid technological changes of the Internet industry, our business may suffer.
     The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of web portals. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as blogs, microblog/social networking services and video podcasting. As broadband becomes more accessible, Internet users may demand content in pictorial, audio-rich and video-rich format. With the development of 2.5G and the issuance of 3G licenses in China, mobile users may shift from the current predominant text messaging services to newer applications, such as multimedia messaging services, mobile commerce, music, photo and video downloads, and mobile games. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.
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
Our investment in Web 2.0 services (such as microblog and online video), WAP portal and e-commerce may not be successful.
     Web 2.0 services, such as microblog, Social Networking Services and other online communities, blog, online video search and WAP portal are currently some of the fastest growing online services in China. We have invested and intend to expand in these areas. For example, we developed our own search engine, and we have invested heavily in Web 2.0 services, such as microblog, blog, instant messaging, online video and online communities. Some of our competitors have entered these markets ahead of us and have achieved significant market positions. Our main competitors in Web 2.0 services, search and WAP portal include Baidu, Tencent, Netease, Sohu, Google, Youku, Renren.com, Kongzhong China mobile (Monternet and 139.com), Giant (51.com) and Microsoft (MSN) and private companies such as 56.com, Tudou, Ku6, PP Live, PP Stream, Bokee, Blogbus, Yahoo!/Alibaba, China Mobile’s subsidiaries, Monternet and 139.com, Hexun, Kaixin001.com, and hainei.com.
     We have also invested and plan to continue to invest in other technological products and tools, such as building online game and music platforms to complement our existing Internet service offerings. Our competitors in these areas tend to be more specialized in their specific markets and may have access to greater resources, which may give them a competitive advantage over us. We cannot assure you that we will succeed in these markets despite our investment of time and funds to address these markets. If we fail to achieve a significant position in these markets, we could fail to realize our intended returns in these investments. Moreover, our competitors who succeed may enjoy increased revenues and profits from an increase in market share in any of these specific markets, and our results and share price could suffer as a result.
More individuals are using devices other than personal computers to access the Internet. If users of these devices do not widely adopt versions of our web technology, products, or operating systems developed for these devices, our business could be adversely affected.
     The number of individuals who access the Internet through devices other than personal computers, including mobile phones, handheld computers, such as the iPad and other tablets, television and other devices, has increased significantly and the trend is expected to continue. We expect mobile traffic to be a significant contributor to our overall traffic growth. The operating systems, software, resolution, functionality, and memory associated with some alternative devices make the use of our products and services through such devices more difficult and less compelling to users, manufacturers, or distributors of alternative devices. Each manufacturer may have unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. We have limited experience to date in operating versions of our products and services developed or optimized for users of alternative devices, such as iPhone and Android devices, or in designing alternative devices. As new devices and new platforms continue to be released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to create, support, and maintain our offerings on such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business.

New technologies could block our advertisements, our mobile applications, including Weibo, news and other application-based clients which would harm our business.
     Technologies have been developed that can disable the display of our advertisement and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of advertisements on webpages to our users. In addition, our traffic in the mobile environment is significantly dependent on content viewing via mobile application clients, such as iPhone, iPad and Android. As a result, such technologies and tools, for personal computers or mobile environments, could adversely affect our overall traffic and operating results.
Our business and growth could suffer if we are unable to hire and retain key personnel who are in high demand.
     We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to, attract significant qualified employees at a fast pace and retain existing key employees. If we are unable to do so, our business and growth including Weibo, may be materially and adversely affected. Our need to significantly increase qualified employees and retain key employees may cause us to materially increase compensation related costs, including stock based compensation.
The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.
     The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires employers to pay monthly compensation after such employment ends, which will increase employers’ operating expenses.
Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.
     As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. In January 2003 we acquired Memestar Limited, an MVAS company; in March 2004, we acquired Crillion Corporation, an MVAS company; in October 2004, we acquired Davidhill, an instant messaging technology platform; and in recent years, we made several purchases of small companies. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial condition and results of operation may be materially adversely affected.
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
     The Chinese government heavily regulates the Internet sector, including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because some of the laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, so prior court decisions can only be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:
•	We only have contractual control over our website in China; we do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or electronic mailbox services.

•	Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and been engaged in value-added telecom services illegally. In order to further intensify the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. As to the companies which have obtained operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to the said requirements and report the result of such self-examination and self-correction to MII. Accordingly, Beijing SINA Internet Information Service Co., Ltd., a Chinese company controlled by the Company through contractual arrangement (the “ICP Company”) submitted the Self-Correction Scheme of the ICP Company’s Multi-regional Value-added Telecommunication Business (the “Self-Correction Scheme”) to MII on November 17, 2006. Under the Self-Correction Scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd.), one of the Company’s wholly owned subsidiaries (“BSIT”) to the ICP Company, and (ii) the trademark “SINA” used by the ICP Company shall be transferred from BSIT to the ICP Company. The trademark “SINA” and domain name “www.sina.com.cn” have been transferred to the ICP Company.

•	The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.

•	Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what and how content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in January 2005, the State Administration of Radio, Film and Television, which regulates radio and television stations in China (“SARFT”), issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. Although this notice was repealed in November 2010, such prohibition remains effective according to other relevant regulations, which, could also lead to further actions by other Chinese government authorities to prohibit the sale of such fortune-telling related SMS, which

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

•	The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.

•	On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly published the Notice of the Ministry of Culture and the Ministry of Commerce on Strengthening the Administration of Online Game Virtual Currency, which provides that any enterprise engaging in the business of “issuance of online game virtual currency” or “online game virtual currency trading services” shall obtain approval from the Ministry of Culture.

•	On September 28, 2009, the General Administration of Press and Publication (“GAPP”, formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” (“Circular 13”). Circular 13 expressly prohibits foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM and MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

•	On June 3, 2010, the Ministry of Culture (“MCPRC”) promulgated the Interim Measures for Administration of Online Games, or the “Online Games Measures”, which became effective on August 1, 2010. The Online Games Measures reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the contents of any imported online games should be examined and approved by MCPRC before they are operated within China, and any domestic online games should be registered with MCPRC.

     The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of relevant PRC authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. See “Government Regulation and Legal Uncertainties” below for more details.
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
     We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation the requirements described in the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. If we are determined not to be in compliance, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our business, corporate structure or operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. According to the PRC Property Rights Law, such pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that the effectiveness of such pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interests or that our subsidiaries’ interests as pledgee will prevail over those of third parties. The Company is in the process of obtaining the relevant registrations.
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
     In January 2005, SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. SARFT or other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows.
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
Our business may be adversely affected if we cannot obtain an online payment service license
     On June 14, 2010, the People’s Bank of China (the “PBOC”) issued the Non-Financial Institutions Payment Services Regulation Measures (the “Payment Measures”), which went into effect on September 1, 2010. The Payment Measures require all non-financial institutions engaged in any online payment services to obtain an online payment service license from the PBOC within a one-year grace period starting September 1, 2010. Failure to obtain an online payment service license will lead to the termination of the right to provide online payment services. We are in the process of applying for an online payment service license. However, we cannot assure you that we will be able to obtain the required license. If we cannot obtain the license, our business, including e-commerce online games and eReading may be adversely affected.
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
     The traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage space at Internet data centers in large cities such as Beijing are scarce. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our website traffic and the adoption of our products may be hindered, which could adversely impact our business and stock price.

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
We have contracted with third parties to provide content and services for our portal network and MVAS and we may lose users and revenues if these arrangements are terminated.
     We have arrangements with a number of third parties to provide content and services to our websites. In the area of content, we have relied and will continue to rely on third parties for the majority of the content that we publish under the SINA brand. Although no single third-party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful media properties, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be harmed.
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
     In the area of web-based services, we have contracted with various third-party providers for our principal Internet connections. If we experience significant interruptions or delays in service, or if these agreements terminate or expire, we may incur additional costs to develop or secure replacement services and our relationship with our users could be harmed.
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
Increases in competition and market prices for professionally produced content may have an adverse impact on our financial condition and results of operations.
     We have recently experienced significant fee increases from some of our content providers in the areas of sports and entertainment video content and other professionally produced content. Competition for quality content for online advertising is intense in China. We are seeing well-capitalized competitors, both private and newly listed companies, who operate on a net-loss basis. If we are unable to secure a large portfolio of quality content due to prohibitive cost, or if we are unable to manage our content acquisition costs effectively and generate sufficient revenues to outpace the increase in content spending, our financial condition and results of operation may be adversely affected.
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
     As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message board, chat room services, microblog, blog, video podcasting and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through SINA Mall and any future e-commerce services we may offer.
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
     User-generated content (UGC) has become an important source of content to draw traffic to our website. Our UGC platforms, including microblog, blog, video podcasting, audio streaming and album, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.
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
     We expect to continue to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. The growth rate of the Chinese economy, and neighboring economies, slowed significantly in the wake of the global financial crisis.
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

Our significant amount of deposits in certain banks in China may be at risk if these banks go bankrupt or otherwise do not have the liquidity to pay us during our deposit period.
     As of December 31, 2010, we had approximately $597.0 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months) and bank notes, with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.
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
     Beginning January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) and the Implementing Rules of the EIT Law (the “Implementing Rules”) approved by the State Council became effective in China, which require, among other things, enterprises in China to submit their annual enterprise income tax returns together with a report on transactions with their affiliates to the relevant tax authorities. The EIT Law and the Implementing Rules emphasize the arm’s length basis for transactions between related entities. If PRC tax authorities were to determine that our transfer pricing structure were not on an arm’s length basis and therefore constitute a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.
     The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%. High and new technology enterprises will continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, during which period the applicable enterprise income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration provided that specific conditions are met. In December 2010, three of our subsidiaries in China were qualified as high and new technology enterprises under the EIT Law. In addition, certain VIEs in China enjoy a favorable income tax rate of less than 25%. According to the EIT Law and the Administration Measures for Recognition of High and new Technology Enterprises, which were jointly promulgated by the Ministry of Science & Technology, the Ministry of Finance, and the State Administration of Taxation on April 14, 2008, the high and new technology enterprise status of our three subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future. The EIT Law is relatively new and implementation practices are still being defined. If tax benefits available to us as high and new technology enterprises in China are reduced or repealed, our net effective tax rate may increase to as high as 25%.
     The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, if SINA is treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes and dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our shares may be subject to PRC withholding taxes under the EIT Law.
     The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprise without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly invested in and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.
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
     We believe that there was reasonable business purpose for the merger of China Online Housing Technology Corporation (“COHT”) with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The merger of COHT with CRIC was made with the intent to vertically integrate the selling of real estate data and consulting services (B2B) with online advertising (B2C) and to leverage the strength of CRIC’s offline resources with SINA’s online strengths. Together, COHT and CRIC became a real estate information, consulting and advertising space in China. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the new circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.
Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.
     We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our entities in China, including SINA.com Technology (China) Co., Ltd. (“STC”), SINA Technology (China) Co., Ltd. (“SNTC”), Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China for our revenues after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we will have to pay tax on behalf of the employees when we try to distribute the dividends from these local entities in the future. Such withholding individual income tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends.
     The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.
Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.
     Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of Chinese RMB to the U.S. dollar. Under the new policy, Chinese RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese RMB appreciated approximately 6.4%, less than 1.0% and 3.0% against the U.S. dollar in 2008, 2009 and 2010, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of Chinese RMB against the U.S. dollar. We can offer no assurance that Chinese RMB or any other foreign currency will be stable against the U.S. dollar.
     The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of Chinese RMB, Hong Kong Dollar and New Taiwan Dollar denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.
     Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese RMB into foreign currency for current account items, conversion of Chinese RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese RMB in the future. Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operation.
We have $99 million of zero-coupon, convertible, subordinated notes due 2023, or possibly earlier upon a change of control, which we may not be able to repay in cash and could result in dilution of our basic earnings per share.
     In July 2003, we issued $100 million of zero coupon convertible subordinated notes due July 15, 2023. As of December 31, 2010, the outstanding balance of our convertible notes was $99 million. On July 15 annually from 2007 to 2013, and on July 15, 2018, or upon a change of control, holders of the notes may require us to repurchase all or a portion of the notes for cash. In addition, each $1,000 principal amount of the notes is convertible into 38.7741 shares of our ordinary shares prior to July 15, 2023 if the sale price of our ordinary shares issuable upon conversion of the notes reaches a specified threshold or specified corporate transactions have occurred. One of the conditions for conversion of the notes to SINA ordinary shares is that the market price of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the three months ended March 31, 2011, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above for the required period of time. Therefore, the notes are convertible into SINA ordinary shares during the three months ending June 30, 2011. Upon a conversion, we may choose to pay the purchase price of the notes in cash, ordinary shares, or a combination of cash and ordinary shares. We may not have enough cash on hand or have the ability to access cash to pay the notes if holders ask for repayment on the various put dates, or upon a change of control, or at maturity. In addition, the purchase of our notes with our ordinary shares or the conversion of the notes into our ordinary shares could result in dilution of our basic earnings per share.
Changes to accounting pronouncements or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.
     A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, we adopted accounting guidance on stock-based compensation starting January 1, 2006. This guidance requires us to measure compensation costs for all stock-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of share options is based upon, among other things, the volatility of our ordinary shares. The method that we use to determine the fair value of restricted share units is based upon the market price of our ordinary shares on the date of the grant. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all stock-based compensation under this guidance could negatively affect our profitability and the trading price of our ordinary shares. This guidance and the impact of expensing on our reported results could also limit our ability to continue to use share options or other share-based instruments as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as accounting guidance on uncertain tax positions, the EIT Law in China which was effective January 1, 2008, and various interpretations of accounting pronouncement or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business.
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

     Our MVAS business declined in 2010. We used the income approach with market approach to test the reasonableness of our assessment of mobile goodwill and the assumptions used were based on the information available to us at the time. Further decline in the performance of our mobile operations, in the price over earnings multiples of our peers in the MVAS industry and other factors may require us to record a significant charge to earnings if an impairment were determined at a future date. As of December 31, 2010, goodwill related to our MVAS operation was approximately $68.9 million, other goodwill and intangible assets were approximately $16.7 million. No impairment charge for goodwill and other intangible assets was recognized in 2010.
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
     The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the twelve months ended December 31, 2010, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $32.00 to $76.36 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.
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
     We conduct our operations in China and a significant portion of our assets is located in China. In addition, some of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon those directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that Chinese courts recognize and enforce judgments of foreign courts based on treaties on recognizing and enforcing each other’s judgments or the reciprocal principle with foreign countries. China does not have treaties with the U.S. and some other countries that provide for the reciprocal recognition and enforcement of judgments of courts. As a result, recognition and enforcement in China of judgments of a court in these jurisdictions may be difficult or impossible.

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
     Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method of determining the value of our assets. Under the market capitalization method, the total asset value of a company is considered to equal the fair market value of its outstanding shares plus its outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC for any year, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to any dividends received on our ordinary shares by non-corporate investors who are U.S. Holders, as defined under Item 10E Taxation — United States Federal Taxation, and having potential interest charges apply to any dividends or the proceeds of share sales.
Our executive officers have substantial influence over us and could delay or prevent a change in corporate control.
     Our executive officers, together with their affiliates, beneficially control, in the aggregate, approximately 8.7% of our outstanding ordinary shares as of May 25, 2011. As a result, these shareholders, acting together, would have the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our ordinary shares by:
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

Item 4. Information on the Company
A. History and Development of the Company
     SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co. Ltd. and California-based SINANET.com. In April 2000, the Company completed its initial public offering and was listed on the NASDAQ market. SINA, a Cayman Islands corporation, is headquartered in Shanghai, China and has offices throughout mainland China, Hong Kong, Taiwan and the U.S. SINA’s principal place of operations is located at 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is +8610 8262 8888.
     The primary focus of SINA’s operations is in China, where the majority of the Company’s revenues is derived. SINA’s business operations in China are conducted primarily through wholly-owned subsidiaries, including SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., T.CN Corporation and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd.
     From 1999 to 2001, SINA’s growth was mainly driven by the online advertising business, which generated the majority of the Company’s revenues. In late 2001, SINA began offering MVAS under arrangements with third-party mobile operators in the PRC and had experienced significant growth in MVAS revenues up until 2004. Starting in 2005, the MVAS business was repeatedly disrupted by changes in operator policies. On the advertising side, the Company has experienced growth in recent years, except for 2009, when China was impacted by the global financial crisis. The Company has grown organically and through acquisitions, partnerships and investments in recent years. For example, SINA acquired Memestar Limited, an MVAS company, in 2003, Crillion Corporation, an MVAS company, in 2004 and Davidhill Capital Inc., an instant messaging company, in 2004. In 2008, SINA spun off its real estate and home decoration channels into its subsidiary China Online Housing Technology Corporation (“COHT”) and sold a 34% interest to E-House. In October 2009, SINA injected its online real estate advertising business into a majority-owned subsidiary and exchanged its interest in COHT for a 33% interest in CRIC upon CRIC’s listing on the NASDAQ Global Select Market. In March 2011, SINA purchased 19% of the issued and outstanding shares of Mecox Lane Limited (“Mecox Lane”), an online apparel and accessories company with offline presence.
B. Business Overview
Overview
     SINA is an online media company and MVAS provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services including region-focused online portals, MVAS, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.
     SINA offers distinct and targeted content on each of its region-specific websites and a range of complementary offerings designed to broaden its user base and increase user traffic. The Company aims to become the media platform of choice for Internet users to research and retrieve information, share opinions and build social networks and for businesses to market and promote their products and services. SINA offers a range of complementary offerings, all centered on its core online media business, that are intended to enhance the attractiveness of its portal and microblogging properties and strengthen its reach in the Chinese online community.
Market Opportunities
     SINA’s primary focus is on the China market. The success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (GDP) in 2010 grew 10.3% year-on-year to $5.9 trillion, making it the second largest economy in the world. According to the survey by China Internet Network Information Center (“CNNIC”), the number of Internet users in China grew 19.1% year-over-year to 457 million at the end of 2010. The large user base makes China an attractive market for the Company to expand its product offerings and to grow its revenue streams. According to the latest survey by CNNIC, 98% of the Internet users in China have access to broadband. The large broadband coverage creates opportunities for the online industry, particularly in the areas of audio and video-based services, such as online music and video streaming and rich media/video advertising. In addition, based on a January 2011 report issued by MII, the number of mobile phone users in China increased 15.0% year-over-year to 859 million at the end of 2010 and mobile users with 3G capabilities grew 282% year-over-year to 47 million. According to MII’s May 2011 report, the number of mobile phone users in China reached 890 million at the end of March 2011, and mobile users with 3G capabilities grew 32% quarter-over-quarter to 62 million. Many Internet users in China today do not have 24/7 access to the Internet, as their access is limited to computers at work and Internet cafés. The increasing adoption of 3G, smart phones and tablet computing in China could further shift content consumption in China from traditional media onto the Internet.

Properties and Product Offerings
     SINA provides advertising, non-advertising and free services through SINA.com, Weibo.com and SINA Mobile. Advertising revenues relate to online advertising revenues mostly derived from SINA.com. Non-advertising revenues include MVAS revenues and license fees from CRIC. Revenues from other businesses, such as online games, enterprise solutions and eReading, are also recorded under non-advertising revenues. In 2010, the Company reorganized its product development groups into the Weibo group and the SINA Products group. The Weibo group supports the development of our microblogging platform, while the SINA Products group supports the development of all other online services. The following table presents an overview of SINA’s business groups, service offerings and revenue categories:
Properties and Services
SINA.com
Advertising
• News
• Sports
• Auto
• Finance

• Entertainment
• eLadies
• Video
Weibo.com
• Microblog
SINA Mobile
Non-Advertising
• SMS
• IVR
• KJAVA
• MMS
Other Businesses
Non-Advertising
• Online games
• eReading
• Enterprise solutions
SINA Products
• Blog
• Album
• Email
• Instant-messaging
• Search
• Classified ads
• BBS

SINA.com
     SINA’s portal is an online brand advertising property. SINA employs a multi-pronged sales strategy that targets both short-term revenue opportunities such as banner advertising campaigns, as well as longer-term, higher-value contracts that include integrated marketing packages. The Company’s advertising product offerings consist of banner, button, text-link and in-stream video advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services.
     The Company’s primary target client base for advertising and sponsorships consists of global corporations doing business in Greater China and domestic companies in each of the regions in which SINA operates, to which the Company sells from both its corporate and regional headquarters. Global corporations are typically Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs. Regional companies consist of medium to large companies that are focused on specific geographic and demographic markets and smaller companies whose markets are within a local territory.
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
     SINA Sports. SINA Sports offers multimedia news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, National Basketball Association (“NBA”) games, general sports as well as coverage of world-famous sports stars and teams.
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
     SINA Digital. Spun off from SINA Technology in July 2008, SINA Digital offers in-depth reviews of digital products, including mobile phones, desktops and notebook computers, digital cameras, MP3 players and televisions. Product search and software download services are also provided on this channel.
     SINA Tools. Launched in November 2008, SINA Tools provides Internet users with a wide range of practical online tools, such as weather forecasts, metric conversion, Internet connection speed testing, online translation and digital map service that allows users to search for businesses, addresses and places of interest.
     SINA Collectibles. Launched in November 2010, SINA Collectibles provides information and updates on antiques and other collectibles such as arts, coins and stamps. It also offers information on investment ideas, exhibitions and auctions and features interviews with antique connoisseurs and famous art critics.
     SINA Video. SINA Video is an online video platform that provides high-quality, easy-to-use interactive video products. SINA Video is divided into various vertical categories, including News, Entertainment, Music, Sports, Financial, Life, VIP Chat, Movie Premieres and SINA TV. The latter includes streaming of a broad range of television programs both in real time and on an on-demand basis. SINA Video also includes SINA Podcasting, a video-sharing platform that allows users to upload, publish and manage their audio-visual information.
     SINA Music. SINA Music is an integrated music community platform that is built on our license agreements with the largest global and domestic music labels, such as Time Warner, Sony Music, EMI and Rock Music. This platform provides music lovers with free on-demand streaming of CD-quality, licensed songs and music videos, information and updates from the music industry, theme-based online communities and live broadcasts of music concerts.
     SINA WAP. SINA WAP is a mobile portal offering a world of free information and entertainment. Users can access the latest information around the world and perform web searches via mobile phone.
Weibo.com
     Launched in 2009, SINA’s microblogging platform Weibo enables its users to follow the hottest topics being discussed online as well as discussions related to people they know. Weibo accounts consist of celebrities, commercial enterprises, government entities and grass root Internet users, who may send feeds in the form of text (up to 140 Chinese characters) and multimedia (photo, video and music) content to their opted-in followers. Weibo users may view feeds from accounts that they follow, via search results or by topical content pages. Weibo can be a powerful individual distribution media, because it allows users to redistribute a feed to their followers with added commentary. An interesting feed that is redistributed several times enables the original author to virally reach users beyond the author’s first degree of followers, leveraging on the network of the author’s followers’ followers several degrees away. Users may write and view Weibo feeds from Weibo.com or on partner websites. In addition, Weibo may be accessed through mobile Internet and mobile applications, such as those built for iPhone, iPad and Android devices. Designed as a multi-device product, Weibo enables Chinese communities to participate in open discussions on PCs and mobile devices around the world, allowing easier and more frequent interactions, expediting the spread of information and elevating the social media and networking experience to a different level.

SINA Mobile
     SINA’s MVAS, launched in April 2002, allows users to receive news and information, download ring tones, mobile games and pictures, and participate in dating and friendship communities. SINA has established content partnerships with certain international record companies to provide music and photo downloads. MVAS is sold on a monthly subscription or pay-per-message basis. SINA relies on mobile operator systems, such as China Mobile’s Monternet platform and China Unicom’s UNI-Info platform, to deliver its MVAS and bill end users. SINA MVAS can be ordered via SINA.com or through mobile phones.
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
     SINA IVR. Interactive Voice Response (“IVR”) refers to voice-activated information retrieval services. Users can obtain information via their mobile phones by dialing a list of fixed numbers and following a set of pre-recorded messages. Sample services include weather forecasting and data searching. IVR offers applications in the areas of interactive games and professional products.
     SINA KJAVA. SINA KJAVA provides graphic and animated MVAS products on China Mobile’s K-Java mobile platform. KJAVA covers a full range of services, including mobile games, animation and videos, portable tools and news updates.
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
Other Businesses
     SINA Game. SINA Game serves as an interactive platform that provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.
     SINA eReading. SINA eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders.
     SINA.net. SINA.net serves as an enterprise solutions platform to assist businesses and government bodies to more effectively engage, communicate and transact with their target audiences via the Internet. SINA.net provides businesses and government bodies with e-marketing and e-government solutions including search, corporate email and e-commerce.

     SINA e-Commerce. SINA currently offers SINA Mall (http://mall.sina.com.cn), an online shopping website, on its Chinese Mainland and North America websites. Based on SINA’s proprietary technology platform, SINA Mall enables both international and local companies to transact business.
SINA Products
     SINA Blog. Launched in 2005, SINA Blog has become a popular platform for Chinese bloggers to read and publish original writings. Building on SINA’s brand prestige and large user traffic, SINA Blog offers a platform for celebrities to maintain a direct dialog with their fans.
     SINA Album. Launched in July 2007, SINA Album is a photo-sharing platform where users can upload, store, download and share their photos. It also supports social media functions such as commenting on the photos and tagging friends.
     SINA Email. SINA Email services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Mail supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.
     SINA UC. Apart from the traditional text-based instant messaging, SINA UC also provides users with audio and video-based instant messaging tools to enable multimedia social experiences.
     SINA iAsk. SINA iAsk is a proprietary search technology that offers knowledge-based search, community-based search and niche search covering a variety of topical areas. As an intelligent interactive search engine with natural language processing technology, SINA iAsk categorizes search subjects into areas of news, pictures, music, knowledge, and video. SINA iAsk offers an interactive Q&A platform and personalized features such as search by local content (maps, entertainment and travel). SINA iAsk also powers SINA’s mobile search engine. From 2007 to mid 2010, SINA outsourced its web page search to Google under a revenue-sharing arrangement. In March 2010, Google began redirecting its searches from Google.cn to Google.com.hk, which resulted in service outages and other limitations for some SINA users. With the expiration of the arrangement with Google in 2010, the licensing of Google search was not renewed.
     SINA Post. As part of SINA’s classified advertising service, SINA Post was launched in 2005 to allow free posting of advertisements for individual and enterprise users. SINA’s proprietary classified search technology allows users to find data and information.
     SINA BBS. SINA BBS hosts topic-specific discussion forums in Chinese language.
     SINA Group. SINA Group builds on existing SINA community services, such as SINA Blog, to create user-maintained and supported online communities.
Strategic Relationships
     SINA has developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.
Content Partnerships
     The goal of SINA’s content partnerships is to provide its users with an extensive offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include the NBA, English Premier League, National Football League, PGA Tour, CCTV, BTV, Xinhua News Agency, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Xinhua Net and Beijing News. For its mobile content, SINA has established content partnerships with certain international record companies to provide image and music downloads.
Application and Service Partnerships
     The goal of SINA’s application and service partnerships is to ensure that its users have access to user-friendly, reliable and scalable communication and search tools. Because many of SINA’s prospective partners have traditionally focused on non-

Chinese speaking markets, SINA’s internal engineering and development teams often work closely with them to localize their solutions for the Chinese-language market.
Technology Infrastructure
     SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in China, the U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache, Squid, Nginx, and Lighttpd servers. These servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, AT&T in San Jose, California, as well as NTT in Hong Kong.
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
Seasonality
     SINA has experienced seasonality in its online advertising business. Historically, the first calendar quarter has been the worst season for its advertising business due to the Chinese New Year holidays, and the fourth calendar quarter has been the best. Past performance may not be indicative of future trends, as the mix of advertising industry sectors, which may have different seasonality factors, may shift from quarter to quarter. Seasonality in our MVAS and other businesses is less apparent.
Competition
     SINA operates in the market of online content and services for the global Chinese community. The industry can be classified as highly competitive and rapidly changing due to the fast growing market. As SINA expands its product offerings into areas, such as social media and networking, video, WAP portal, blog and instant messaging, it faces increasing competition from companies that are focused in the same space. In the social media and networking spaces, SINA competes with large, established portals, including Tencent, Sohu and Netease, as well as vertically focused players like Renren.com, Kaixin001.com, Hainei.com, 51.com and 159.com. In online video, SINA’s competitors include Youku, Tudou, Qiyi (a subsidiary of Baidu), 56.com, Ku6, PP Live and PP Stream, as well as the video offerings of large portals. In the WAP (mobile) portal space, key competitors include Tencent and Kongzhong as well as WAP portals operated by mobile operators, such as China Mobile’s Monternet. In blog, SINA competes with public companies, such as Baidu, Tencent, Netease, Sohu and Shanda Literature (a subsidiary of Shanda), as well as vertically focused websites, such as Bokee, Blogbus, Poco, Blogcn and Hexun. In instant messaging, SINA faces competition from the likes of Tencent (QQ), Microsoft (MSN Messenger) and Alibaba/Yahoo! China (Yahoo Messenger).
     SINA also faces competition from vertical websites, who may have better focus and more resources dedicated to a topical area, such as Hexun, East Money, China Finance Online, PCAuto, Auto Home and PC Online. On MVAS, the Company competes with other service providers such as Kongzhong, TOM Online, Linktone and Hurray that specialize in MVAS as well as the large portals. As SINA continues to broaden its range of product offerings, it expects increasing competition from established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective areas. In addition, certain companies, especially venture-backed start-ups, may be willing to compete for market share at the expense of significant operating losses.
     Other online content/services companies, such as Baidu, Tencent, Netease, Sohu and TOM Online, compete with SINA for user traffic, advertising revenue, e-commerce transactions, MVAS and fee-based services. Industry consolidation may occur as the market for the Internet in China matures, which could result in increased competition. The Company also faces competition from international Internet companies such as Yahoo, Microsoft, Google, Twitter, Facebook, YouTube, LinkedIn, MySpace and AOL. With the gradual opening of the telecommunication sector resulting from China’s entry into the World Trade Organization, the Company expects an increasing number of international portals and Internet companies to enter the Chinese online media industry. These companies may have greater brand recognition, financial resources and longer operating histories than SINA. The

Company also competes for advertisers with traditional media companies, including newspapers, television networks and radio stations that have a longer history of use and greater acceptance among advertisers. As rich-media format advertising becomes more popular to SINA’s advertising mix, SINA may also see competition from outdoor media companies. In addition, providers of Chinese Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.
     SINA’s ability to compete successfully depends on many factors, including the quality of its content, the breadth, depth and ease of use of its services, its sales and marketing efforts, the size and activeness of its user base, the coverage of desired user profile, and the performance of its technology. See also “The markets for Internet and MVAS services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, which could reduce our market share and adversely affect our financial performance” under the Risk Factors section.
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
Government Regulation and Legal Uncertainties
The following description of PRC laws and regulations is based upon the opinions of lawyers from Jun He Law Offices, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors”.
Overview
     The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the Ministry of Education (“MOE”), the MCPRC, the Ministry of Health (“MOH”), and the Ministry of Public Security.
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
Internet Information Services
     The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national and local authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years.
     The ICP Company currently holds a Telecommunication and Information Services Operating License, which also permits the Company to operate bulletin board system or BBS, was issued on October 29, 2010 by MII with a validity term up to December 4, 2015 subject to annual inspection.
     Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by MII with a validity term up to December 4, 2015 subject to annual inspection, authorizing the provision of business of information services excluding in areas of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS.
     Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License issued on September 16, 2009 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide Internet information services.
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
     On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. The ICP Company has passed the annual inspection for the year 2009.
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

On March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio Visual Program, which reiterated the prohibition of certain types of Internet audio visual programs containing violence, pornography, gambling, terrorism or superstitious factors.
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
     On March 19, 2009, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The validity term of such license is up to March 19, 2011 subject to annual inspection. On April 11, 2011, the ICP Company obtained a new license upon expiration of the old license. The validity of the new license is up to April 11, 2013.
MVAS
     On March 1, 2009, MII promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations (“New Administrative Measures”), which superseded the Administrative Measures for Telecommunication Business Operating Licenses published in 2001 (“Old Administrative Measures”) on April 10, 2009. The New Administrative Measures, like the Old Administrative Measures, require an entity to obtain a business permit, which is divided into two categories — license for basic telecom services and license for value-added telecom services, in order to operate a telecommunication business. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.
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
     Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on December 9, 2010 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services).
     StarVI currently holds a Value-Added Telecommunications Services Operating License issued on September 16, 2009 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of information services (excluding fixed line phone call information services and Internet information services).
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
Short Messaging Services
     On April 29, 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Messaging Services, or the SMS Notice. The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. The information service providers shall examine the contents of short messages, and no short message may contain contents forbidden by law.
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
     In accordance with these rules, the ICP Company currently holds an Internet Publication License issued by GAPP on December 21, 2010, with a validity term up to December 31, 2014.
Online Games
     On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MCPRC and went into effect on July 1, 2003 (these regulations were revised by MCPRC on July 1, 2004 and further revised and repromulgated on February 17, 2011). According to these regulations, commercial entities are required to apply to the relevant local branch of MCPRC for an Online Culture Operating Permit to engage in online games services.
     On July 27, 2004, GAPP and the State Copyright Bureau jointly promulgated the Notice on Carrying out the Decision from the State Council Regarding the Approval of Electronic and Online Games Publications, or the Games Notice. According to the Games Notice, an Internet Publication License is required for publishing online games.
     According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MCPRC on May 14, 2004, the contents of any foreign online game products should be examined and approved by MCPRC before they are operated within China; and entities engaged in developing and operating domestic online games products should register with the MCPRC.
     On November 13, 2009, MCPRC once again issued the Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, offensive promotion and advertisement of online games, games propagating eroticism, gambling, violence, online games without the approval from MCPRC, and so on, are strictly prohibited.
     On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” or Circular 13. Circular 13 expressly prohibits foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to circular 13, GAPP’s approval is required for publishing any specific imported online games and any imported online game which is not examined and approved by GAPP is not allowed to be published online. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM or MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.
     On June 3, 2010, the MCPRC promulgated the “Interim Measures for Administration of Online Games”, or the “Online Games Measures”, which became effective on August 1, 2010. The Online Games Measures reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the contents of any imported online games should be examined and approved by MCPRC before they are operated within China, and any domestic online games should be registered with MCPRC.
     The ICP Company currently holds an Internet Publication License issued by GAPP on December 21, 2010 with a validity term up to December 31, 2014 and an Online Culture Operating Permit issued by MCPRC on September 2, 2008, and with a validity term up to September 2011.
Internet Medical, Health and Drug Information Services
     On May 1, 2009, MOH promulgated Administrative Measures for Internet Medical and Health Information Services, which require an entity that provides Internet medical-and-health-related information services to obtain an approval letter from the health administrative departments at the provincial level and strictly prohibit the website from releasing any superstitious, pornographic or false information or publish any medical advertisements without examination and approval or provide on-line diagnosis or treatment services.
     On August 18, 2010, Beijing Health Bureau issued an approval letter to the ICP Company to approve the ICP Company to provide medical-and-health-related information services. The validity term of this approval letter is up to August 16, 2012.
     According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, websites publishing drug-related information must obtain a license from SDA or its provincial departments.
     The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA on December 20, 2001 and January 10, 2002, respectively, and has obtained a Qualification Certificate for Internet Drug Information Services issued by the BDA on December 7, 2009 with a validity term up to December 6, 2014.
Online Cultural Products
     The Provisional Regulations for the Administration of Online Culture described above and the Notice on Issues Relating to Implementing the Provisional Regulations for the Administration of Online Culture issued by MCPRC on July 4, 2003 apply to entities engaged in activities related to “online cultural products”. Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to these legislations, commercial entities are required to apply to MCPRC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities for the purpose of making profits:
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
     On July 30, 2010, MCPRC released a notice regarding the devolution of power on the administration of online culture operation, according to which the provincial counterparts of MCPRC should now be the competent authorities for issuing the Online Culture Operating Permits.
     The ICP Company currently holds an Online Culture Operating Permit issued by MCPRC on September 2, 2008. The validity term of this permit is up to September 2011. StarVI currently holds an Online Culture Operating Permit issued by MCPRC on January 27, 2011. The validity term of this permit is up to December 31, 2014.
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
     According to the above regulations, an enterprise engaging in advertising business as specified in its business scope does not need to apply for an Advertising Operation License, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. As to placing advertisements on the Internet, such enterprise shall apply for a business scope of placing online advertisements on the name of the website and does not need to apply for the Advertising Operation License.
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
Internet Mapping Services

     On December 2, 1992, the National People’s Congress approved and promulgated the Surveying and Mapping Law, which went into effect on July 1993. The Surveying and Mapping Law was amended on August 29, 2002 and the amendment became effective on December 1, 2002. According to the Surveying and Mapping Law, any entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. On May 10, 2010, the State Bureau of Surveying and Mapping promulgated the Professional Criteria of Internet Mapping Services, specifying the professional criteria for providing Internet mapping services. The ICP Company has obtained a surveying and mapping qualification certificate on July 27, 2010.
Online Payment
     On June 14, 2010, PBOC issued the Non-Financial Institutions Payment Services Regulation Measures, or the Payment Measures, which went into effect on September 1, 2010. The Payment Measures require all non-financial institutions engaged in any online payment services to obtain an online payment service license from the PBOC within a one-year grace period starting September 1, 2010. Failure to obtain an online payment service license will lead to the termination of the right to provide online payment services. We are in the process of applying for an online payment service license.
Information Security and Censorship
     Laws and regulations governing information security and censorship include:
•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988) which was amended on April 30, 2010 and the amendment became effective from October 1, 2010;

•	The Law of the People’s Republic of China Regarding State Security (1993) and its Implementing Rules (1994);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994);

•	Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•	Administrative Regulations for the Protection of Secrecy on Computer Information Systems Connected to International Networks (1997);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•	Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000);

•	Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•	Measures for the Administration of Commercial Website Filings for the Record (2002) their Implementing Rules (2002);

•	Measures for the Administration of IP Address Archiving (2005);

•	Provision on Technical Measures for Internet Security Protection (2005); and

•	Administrative Measures for the Graded Protection of Information Security (2007).
     These laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these laws and regulations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.
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
     On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of those regulations. The announcement clarifies the encryption regulations as below:
•	Only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology”. Other products such as wireless telephones, Windows software and browsers do not fall within the scope of this regulation.

•	The PRC government has already begun to study the laws in question in accordance with WTO rules and China’s external commitments, and will make revisions wherever necessary. The Administrative Regulations on Commercial Encryption will also be subject to such scrutiny and revision.
     In late 2005, the Administration Bureau of Cryptography further issued a series of regulations to regulate the development, production and sales of commercial encryption products, which all came into effect on January 1, 2006.
     We believe that the companies described in “C. Organizational Structure” below are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software” in the Risk Factors section.
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
Foreign Exchange
     Foreign exchange regulation in China is primarily governed by the following regulations:
•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People’s Bank of China on June 20, 1996.
     Under the Exchange Rules, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the reservation or conversion of foreign currency income is still subject to the approval of SAFE or its competent local branches; while for the foreign currency payments for capital account items, the SAFE approval is not necessary for the conversion of RMB except as otherwise explicitly provided by laws and regulations.
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
     On August 29, 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, or Circular 142, was promulgated by SAFE. Pursuant to Circular 142, the foreign currency capital of FIEs, after being converted to RMB, can only be used for doing business within the business scope approved by relevant governmental authorities, and shall not be used for domestic equity investment except as otherwise explicitly provided by laws and regulations. In addition, FIEs may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans.
     On November 19, 2010 SAFE promulgated a circular, or Circular 59 which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.
Income Tax
     On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, which superseded the Previous IT Law, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%. On December 26, 2007, the State Council promulgated the Circular on Implementation of Enterprise Tax Transition Preferential Policy, or the Preferential Policy Circular. The EIT Law, its Implementing Rules and the Preferential Policy Circular provide a five-year transitional period for certain entities that had enjoyed a favorable income tax rate of less than 25% under the Previous IT Law and were established before March 16, 2007, during which period the applicable enterprises income tax rate shall gradually increase to 25%.
     On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 2010, three of our subsidiaries have obtained the Certificate for High and New Technology Enterprises, evidencing their high and new technology enterprises status. Therefore, the said companies are entitled to enjoy a favorable tax rate under the EIT Law.
     The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly held by our Hong Kong subsidiaries. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.

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
     On December 10, 2009, the State Administration of Taxation issued a circular on Strengthening the Administration of Enterprise Income Tax Collection on Income Derived from Equity Transfer by Non-resident Enterprise, or Circular 698. Pursuant to Circular 698, non-resident enterprises should declare any direct transfer of equity interest of PRC resident enterprises and pay taxes in accordance with the EIT Law and relevant laws and regulations. For an indirect transfer, if the effective tax rate for the transferor (a non-PRC-resident enterprise) is lower than 12.5% under the law of the jurisdiction of the direct transferred target, the transferor is required to submit relevant transaction materials to PRC tax authorities for review. If such indirect transfer is determined by PRC tax authorities to be a transaction without any reasonable business purpose other than for the purpose of tax avoidance, the gains derived from such transfer will be subject to PRC income tax.
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
     On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers and have been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract, unless an employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day.
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
     For a description of how the unsettled nature of Chinese regulations may affect our business, please see “Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.” in the Risk Factors section.

C. Organizational Structure
     SINA is the parent company of our group and conducts business operations in China through wholly-owned and partially-owned subsidiaries and VIEs. Below are the significant wholly-owned subsidiaries held by SINA:

	Jurisdiction
Subsidiary	of Organization	Ownership
Beijing New Media Information Technology Co. Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA (Shanghai) Management Co. Ltd.	People’s Republic of China	100%
Beijing SINA Advertising Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Advertising Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
T.CN Corporation	Cayman Island	100%
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
     In compliance with the PRC’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:
•	The ICP Company is a China company controlled by us through a series of contractual arrangements and is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s Executive Vice President Tong Chen, 26.75% owned by the Company’s Chief Operating Officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Xunlong is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of Xunlong is $1.2 million.

•	StarVI is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of StarVI is $1.2 million.

•	Wangxing is a China company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled by us through a series of contractual arrangements, is an advertising agency. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $7.3 million.
     The capital investment in these VIEs is funded by SINA through SINA’s wholly and partially-owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2010, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $17.6 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly-owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.
     Although we have been advised by our PRC counsel, Jun He Law Offices, that our arrangements with the VIEs are valid under current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to our subsidiaries in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.
D. Property, Plant and Equipment
     The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 25,000 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Our servers are primarily maintained at China Telecom and China Unicom in Beijing, Tianjin, Shanghai and Guangzhou, as well as in other cities throughout China. We also have servers located at various Internet data centers in Taipei, San Jose (California) and Hong Kong.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and repetitive financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information — D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.
Overview
     We are an online media company and MVAS provider in China and for the global Chinese communities. Advertising and MVAS are currently our major sources of revenues, and we derive the majority of these revenues from our operations in China.
     Our advertising business in China has been robust in recent years because of strong local economy, growth in Internet users and the shift of advertising budgets from traditional media to online media. Our advertising revenues in 2010 were boosted in part by the coverage of the World Cup, as well as continuing improvement of the business climate in China. For 2010, our MVAS revenues declined from the previous year, as a result of operator policy changes. Although mobile revenues stabilized in the last three quarters of 2010, our MVAS business will continue to be susceptible to the policy environment set by operators in China.
     In October 2009, prior to CRIC’s listing on the NASDAQ, we spun off SINA’s online real estate advertising business into our majority-owned subsidiary COHT and merged it with CRIC (the “Transaction”) to form an online and offline real estate information and consulting platform in China. As a result of the spin off, we stopped consolidating the financial results of COHT on October 1, 2009, and began to account for our interest in CRIC, which was 34% as of December 31, 2010, using the equity method of accounting. Income from equity investment in CRIC, which is recorded one quarter in arrears, totaled $13.1 million for 2010. We expect equity income from CRIC to make up a material portion of our future net income, the growth of which will depend in part on the ability of CRIC to grow its net income. In addition, the Company entered into certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over the contract period of ten years. The amortized deferred revenue for 2010 and 2009 were $18.7 million and $4.7 million, respectively.
     Other factors affecting our future growth include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our advertising business also depends on our ability to react to risks and challenges, including:
•	our ability to compete with other Internet properties, including social networking services, other microblog sites, video sites, category-specific vertical sites, web browser and client, and achieve brand influence and market share;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	expansion of our content portfolio, product offerings and network bandwidth in a cost-effective manner;

•	any change in government policy that would curtail or restrict our online advertising services; and

•	our ability to increase our advertising space at a sufficient rate.
     In order to support the development of our microblog Weibo and other initiatives, including expanding online video offerings, grow our online user base and user traffic, and attract new advertisers and partners, we expect to significantly increase our investments in product development and partnership expansion, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to significantly increase our marketing efforts to drive greater brand awareness to our users, advertisers and partners. These investment increases may cause our gross margin and operating margin to significantly decline from 2010.
     Our MVAS business rebounded in 2009, resulting mainly from a relatively stable operating environment following years of abrupt changes in operator policies and government regulations. However, new operator policies were introduced in late 2009 and early 2010, resulting in a decline of our MVAS business in 2010. We believe policy changes from operators will continue to be a key risk for our MVAS business in the near future. Our ability to cope with sudden operator policy changes and stabilize our MVAS revenues are dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years. This trend may continue. However, we believe it is important for the Company to continue operation in MVAS business, because mobile Internet will be a significant opportunity for us, especially with the increasing adoption of 3G, smartphone handsets and tablets in China. Our relationships with mobile operators and other partners in the MVAS business as well as the expertise that we have gained on the mobile environment in China will be instrumental in developing SINA’s mobile Internet business.
     As of December 31, 2010 and 2009, our accumulated earnings were $571.4 million and $590.5 million, respectively. Our total cash, cash equivalent and short-term investments as of December 31, 2010 and 2009 were $882.8 million and $821.5 million, respectively. We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering, the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003 and the $180.0 million raised from a private equity placement of our ordinary shares in November 2009, as well as cash generated from operations and the exercise of stock options. We repurchased approximately 2.5 million SINA ordinary shares in the open market for total consideration of $50 million during the first quarter of 2009. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenues, customer programs and incentives, bad debts, equity investments, intangible assets and goodwill, stock-based compensation, income taxes, advertising expenses, estimated useful lives of assets, foreign currency, contingencies and litigation. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the Consolidated Financial Statements.
     We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $1.2 million, $5.3 million and $3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.
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
Impairment of goodwill and long-lived assets
     We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the carrying value of goodwill may exist. The timing of an impairment test may result in charges to our Consolidated Statements of Operations in the current reporting period that could not have been reasonably foreseen in prior periods. Application of a goodwill impairment test requires judgment including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our consolidated balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 4 to the Consolidated Financial Statements for additional information on goodwill.
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
Equity investments
     Equity investments are comprised of investments in publicly-traded companies and privately-held companies. We account for our common stock equivalent equity investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control using the equity method. For equity investments over which we do not have significant influence, the cost method of accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. The Company accounts for its investment in CRIC using the equity method of accounting. Following the acquisition date, we record our share of the results of CRIC one quarter in arrears within earnings in equity interests.
     We assess our equity investments for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether an identified impairment is other-than-temporary. If an impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the Consolidated Statements of Operations.

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
Revenue recognition
Advertising
     Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the consideration of an arrangement should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
MVAS
     We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. In 2010, approximately 96% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total net revenues, but should not have a significant impact on our gross profit.
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months of historical rates if such historical average is available. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.
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

     In addition to the above, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers.
Advertising expense
     Advertising expenses consist primarily of costs for promotion of corporate image, product marketing and direct marketing. We expense all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of our direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. We expense all such direct marketing expenses.
Stock-based compensation
     Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, or the market approach, the results of which were considered with that of other approaches, including the replacement cost method, to assess reasonableness. Determination of estimated fair value of our subsidiaries required complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method was used, the change in our stock-based compensation expense could materially affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.
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
Income taxes
     We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our Consolidated Statements of Operations. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations.
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
     In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary that demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the EIT Law, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject up to 10% in withholding tax should it decides to distribute earnings accumulated since 2008 offshore.

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
Nonmonetary transactions
     We account for nonmonetary transactions based on ASC 845-10 “Exchanges of Nonmonetary Assets,” which requires the assets exchanged to be based on fair value unless one of the three conditions is met: (1) the fair value of the asset relinquished or received cannot be determined (within reasonable limits), (2) there is an exchange of inventory for inventory that will be sold in the same line of business to facilitate sales to customers, or (3) the transaction lacks commercial substance. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.
Disposal of a business
     We account for the disposal of a business by recognizing a gain or loss measured as the difference between the aggregate of (1) the fair value of any consideration received, (2) the fair value of any retained noncontrolling investment in the former business at the date the business is deconsolidated and (3) the carrying amount of any noncontrolling interest in the former business (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the business is deconsolidated; and (4) the carrying amount of the former business’s assets and liabilities. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.
Recent accounting pronouncements
     In October 2009, the Financial Accounting Standard Board (the “FASB”) issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. We do not expect adoption of this new guidance will have material impact on the consolidated financial statements.
     In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not expect adoption of this new guidance will have material impact on the consolidated financial statements.
     In December 2010, the FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect adoption of this new guidance will have material impact on the consolidated financial statements.

A. Operating Results
Net revenues

	Year Ended December 31,
							% of Change
							YOY	YOY
	2010		2009		2008		10 & 09	09 & 08
	(In thousands, except percentages)
Net revenues
Advertising	$290,814	72%	$227,895	64%	$258,499	70%	28%	(12)%
Non-advertising:
MVAS	86,183	22%	119,341	33%	103,318	28%	(28)%	16%
Others	25,620	6%	11,331	3%	7,770	2%	126%	46%

	111,803	28%	130,672	36%	111,088	30%	(14)%	18%

	$402,617	100%	$358,567	100%	$369,587	100%	12%	(3)%

     Total net revenues increased 12% year-over-year in 2010 and decreased 3% year-over-year in 2009. The increase from 2009 to 2010 represented an increase in advertising revenues partially offset by a decrease in non-advertising revenues. The decrease from 2008 to 2009 was mainly due to the year-over-year decrease in advertising partially offset by an increase in non-advertising revenues. Advertising revenues as a percentage of total net revenues increased to 72% in 2010 from 64% in 2009 and 70% in 2008, while MVAS revenues decreased to 22% in 2010 from 33% in 2009 and 28% in 2008.
     Advertising. Advertising revenues increased 28% year-over-year in 2010. This growth was primarily due to successful coverage of the 2010 World Cup as well as the continuing improvement of the business climate in China. Substantially all of our advertising revenues are generated from China. Our top ten customers in the aggregate accounted for approximately 19%, 16% and 17% of our advertising revenues in the PRC in 2010, 2009 and 2008, respectively. Automobile, fast-moving consumer goods, financial, telecommunication, information technology and internet services were our top advertising sectors in 2010, accounting for approximately 85% of total advertising revenues.
     We spun off our online real estate advertising business and merged it with CRIC in October 2009. Subsequent to the spin off, we stopped consolidating real estate advertising revenues. Real estate advertising revenues constituted approximately 12% of our total advertising revenues for 2009.
     Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, amortized deferred revenues and fee-based revenues.
MVAS

	Year Ended December 31,
							% of Change
							YOY	YOY
	2010		2009		2008		10 & 09	09 & 08
	(In thousands, except percentages)
2.0G products	$64,852	75%	$84,432	71%	$64,005	62%	(23)%	32%
2.5G products	21,331	25%	34,909	29%	39,313	38%	(39)%	(11)%

	$86,183	100%	$119,341	100%	$103,318	100%	(28)%	16%

     MVAS revenues decreased 28% year-over-year in 2010 and increased 16% year-over-year in 2009. The year-over year decline in MVAS revenues in 2010 primarily resulted from China Mobile implementing a series of policy changes, including the suspension of WAP billing, limiting the service offerings and partnerships allowed for each SMS service code, preventing television and radio promotion of certain IVR products and requiring additional notices and customer confirmations in the MVAS ordering process in late 2009 and early 2010. The year-over-year increase in MVAS revenues in 2009 was mainly due to relatively more stable operator policies, government regulations and business environment.
     Revenues from 2.0G products, including SMS, IVR and CRBT, decreased 23% year-over-year in 2010 after increasing 32% year-over-year in 2009. Revenues from SMS accounted for 46%, 45% and 33% of MVAS revenues in 2010, 2009 and 2008, respectively. Revenues from IVR were 25%, 23% and 25% of MVAS revenues in 2010, 2009 and 2008, respectively. Revenues from SMS and IVR revenues declined 27% and 19%, respectively, in 2010 as a result of China Mobile implementing a series of policy changes. For 2009, revenues from SMS and IVR grew 60% and 2% year-over-year, respectively. The year-over-year change in product mix between SMS and IVR in 2009 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts.
     Revenues from 2.5G products decreased 39% and 11% in 2010 and 2009, respectively. Revenues from KJAVA accounted for 19%, 12% and 10% of MVAS revenues in 2010, 2009 and 2008, respectively. KJAVA revenues grew 10% year over year in 2010 mainly due to increased game offerings and sales promotion. Revenues from MMS accounted for 6%, 8% and 17% of MVAS revenues in 2010, 2009 and 2008, respectively. MMS revenues declined 48% in 2010, resulting from operator policy changes and decreased marketing effort. Revenues from WAP accounted for less than 1%, 9% and 11% of MVAS revenues in 2010, 2009 and 2008, respectively. WAP revenues dropped 98% in 2010, as a result of China Mobile suspending billing to WAP customers.
     In the past, operators have made significant changes to their policies on MVAS in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased the churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory bodies in China, such as SARFT. The key policy changes made by operators in recent years include the following:
•	In December 2010, under policy derivatives from MII, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. Such reminder notice has reduced our ability to acquire new monthly MVAS subscribers.

•	In January 2010, China Mobile implemented a series of measures, including limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. As indicated above, SMS, IVR and MMS revenues have been significantly impacted by such measures.

•	In November 2009, China Mobile suspended billing to customers for WAP services. China Mobile has not yet indicated whether WAP billing will resume.
     Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
Other non-advertising revenues
     Other non-advertising revenues include amortized deferred revenues and fee-based services, such as paid email services and causal games. In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. Amortized deferred revenues were $18.7 million and $4.7 million in 2010 and 2009, respectively.
Costs of revenues

	Year Ended December 31,
				% of Change
	2010	2009	2008	YOY 10 & 09	YOY 09 & 08
		(In thousands, except percentages)
Costs of revenues:
Advertising	$116,295	$99,835	$100,008	16%	*
Non-advertising:
MVAS	49,612	56,851	48,005	(13)%	18%
Others	2,503	1,606	2,322	56%	(31)%

	52,115	58,457	50,327	(11)%	16%

	$168,410	$158,292	$150,335	6%	5%

*	Less than 1%
     Costs of revenues increased 6% and 5% year-over-year in 2010 and 2009, respectively. Costs of advertising revenues increased 16% in 2010, while the costs of MVAS revenues declined 13%. The changes in costs are generally consistent with the revenue changes in the two categories. Costs of advertising revenues for 2009 were flat from the prior year, as we implemented cost control in light of the decline in advertising revenues. Costs of MVAS revenues for 2009 increased 18%, reflecting the increase in MVAS revenues and increasing competitive landscape.
     Advertising. Costs of advertising revenues consist primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, payroll-related costs, stock-based compensation and equipment depreciation expense. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, net of business tax refund received, surcharges and cultural business construction fees, levied on advertising sales in China, in aggregate equalized approximately 8.5% of our advertising revenues generated in China.
     Costs of advertising revenues increased 16% year-over-year in 2010. The increase in costs of advertising revenues in 2010 was due to an increase in content fees of $7.9 million, business taxes of $4.9 million, direct labor cost of $3.3 million and third-party advertisement production cost of $2.4 million. These increases were partially offset by a $2.4 million reduction in stock-based compensation. Content fees increased in 2010 mainly resulting from the purchase of 2010 World Cup coverage and NBA content. Business taxes and advertisement production costs increased as a function of higher revenues. The higher direct labor cost was due to headcount and salary increases.
      Costs of advertising revenues was basically flat from 2008 to 2009, Internet connection costs increased $4.2 million in 2009, stock-based compensation increased $2.2 million ($0.5 million of the increase related to a private equity placement of SINA shares to New-Wave Investment Holding Company Limited (“New-Wave”), third-party production costs increased $1.6 million and direct labor costs increased $0.6 million, offset by a $5.2 million reduction in content fees (mostly related to 2008 Beijing Olympics content) and a $3.5 million decrease in business taxes, attributable to lower advertising revenues.
     Non-advertising. Costs of non-advertising revenues mainly consist of the fees paid to mobile operators for billing, transmissions and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers and business taxes and surcharges levied in the PRC, which are approximately 3.3% for mobile-related revenues and 5.5% for other non-advertising revenues.
     Costs of MVAS revenues decreased 13% year-over-year in 2010 and increased 18% in 2009. The decrease in costs of MVAS revenues in 2010 was due to $6.3 million less fees paid to content and service providers, as a result of a decline in MVAS revenues. Compared to 2008, fees paid to content and service providers in 2009 increased $5.3 million while fees paid to operators increased $3.2 million. The increase in fees paid to content and service providers as well as operators reflects the increase in MVAS revenues and increasing competitive landscape.
     Costs of other non-advertising revenues also include costs for providing fee-based services.
Gross margins

	Year Ended December 31,
	2010	2009	2008
Gross margins:
Advertising	60%	56%	61%
Non-advertising:	53%	55%	55%
MVAS	42%	52%	54%
Others	90%	86%	70%
Overall	58%	56%	59%
     Overall gross margin improved two percentage points in 2010 and declined three percentage points in 2009.
     Advertising. The improvement in advertising gross margin in 2010 was due to the increase in revenues without a proportional increase in costs. In addition, stock-based compensation declined in 2010. The decline in advertising gross margin in 2009 was mainly due to the decrease in advertising revenues without a proportionate decrease in costs. Stock-based compensation for 2010, 2009 and 2008 accounted for approximately 1%, 2% and 1% of our advertising revenues, respectively. We expect to increase our investment in absolute dollars in web content, especially in video, Internet connection and production costs to stay competitive in the market, which may cause our advertising gross margin to decline.
     Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues for 2010 was 53%, a decline of two percentage points from 2009 and 2008. Gross margin for MVAS for 2010 was 42%, a decline of ten percentage points from 2009. Gross margin for MVAS from 2008 to 2009 declined two percentage points. These year-over-year declines were mainly driven the increases in fees paid to mobile operators and third-party content and service providers, as well as the decrease in WAP revenue, which were recognized on a net basis after deducting the fee paid to mobile operators.
Operating expenses

	Year Ended December 31,
	2010		2009		2008		% of Change
		% of Net		% of Net		% of Net	YOY	YOY
		Revenues		Revenues		Revenues	10 & 09	09 & 08
	(In thousands, except percentages)
Sales and marketing	$77,996	19%	$85,133	24%	$79,784	22%	(8)%	7%
Product development	34,048	8%	33,777	9%	30,371	8%	1%	11%
General and administrative	22,585	6%	40,025	11%	33,179	9%	(44)%	21%
Amortization of intangible assets	3,335	1%	4,138	1%	1,337	*	(19)%	209%

	$137,964	34%	$163,073	45%	$144,671	39%	(15)%	13%

*	Less than 1%
     Operating expenses decreased 15% year-over-year in 2010 and increased 13% in 2009.
     Sales and marketing. Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing as a percentage of net revenues was 19% in 2010, compared to 24% in 2009 and 22% in 2008. The decline in sales and marketing expenses from 2009 to 2010 both as a percentage of net revenues and in absolute dollars was primarily due to lower stock-based compensation costs and lower marketing expenditures overall. Compared to 2009, stock-based compensation decreased $3.6 million. The higher stock-based compensation in 2009 included 1.5 million in expenses related to the private equity financed shares issued to management and costs related to the accelerated vesting of certain restricted share units granted to key managers and employees. Compared to 2009, MVAS’s marketing expenses declined $3.5 million due to operator policy changes and marketing expenditure for the online real estate advertising business falling $1.3 million to zero in 2010 after the real estate advertising business spin off. Compared to 2008, stock-based compensation increased $3.9 million and payroll-related expenses increased $2.1 million, while corporate branding spending and MVAS promotions decreased $0.6 million in 2009. We expect sales and marketing expenses to increase in absolute dollars in the near future.
     Product development. Product development expenses consist primarily of payroll-related expenses incurred for the enhancements to and maintenance of our websites as well as costs associated with new product development and enhancements for products such as microblog, blog and video podcasting. Compared to 2009, stock-based compensation decreased $2.3 million, partially offset by an increase in payroll-related expenses of $2.2 million. Similar to sales and marketing, the higher stock-based compensation in product development expenses for 2009 was related to the private equity financed shares ($0.8 million) and accelerated vesting of certain employee restricted share units. The higher payroll-related expenses resulted from new hires as well as pay raises. Compared to 2008, payroll-related expenses increased $1.7 million and stock-based compensation increased $2.1 million in 2009. We expect product development expenses to continue to increase in absolute dollars in the near future.
     General and administrative. General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. Compared to 2009, stock-based compensation decreased $11.6 million and bad debt expense decreased $4.0 million. Similar to sales and marketing, the higher stock-based compensation in 2009 was related to the private equity financed shares ($7.9 million impact) and accelerated vesting of certain employee restricted share units. The lower bad debt expense was due to better collections, resulting in a lower bad debt rate and reversal in bad debt allowance arising from the receipt of payments previously written off. Compared to 2008, stock-based compensation increased $10.9 million, provision for allowance for doubtful accounts increased $1.8 million and payroll-related expenses increased $0.6 million in 2009. These were partially offset by the reduction in expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries of $5.8 million and professional fees of $1.6 million. We expect general and administrative expenses to increase in absolute dollars in the near future.
     Amortization of intangible assets. Amortizable intangible assets include purchased technology, database and software. In the fourth quarter of 2009, we launched a new UC Instant Messaging platform that was completely organically developed to replace the previously acquired platform. The use of the previously acquired technology UC Instant Messaging platform was discontinued as of March 31, 2010. As such, we charged $2.4 million in amortization expenses in the fourth quarter of 2009 and in the first quarter of 2010. Our real estate related database was disposed as a result of the sale of our online real estate business to CRIC. See Note 4 to the Consolidated Financial Statements for further information on intangible assets, including estimates of amortization expenses for future periods.

Interest and other income, net

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Interest income	$7,394	$8,379	$15,371
Other income	1,410	(8)	2,899

	$8,804	$8,371	$18,270

     Compared to 2009, our cash was placed in more liquid bank deposits, which had lower interest yields. Compared to 2008, interest income decreased in 2009 as a result of a significant drop in interest rates despite higher balances of cash, cash equivalents and short-term investments.
     Other income consists primarily of net currency transaction gain or loss. We recorded a net currency transaction gain (loss) of $1.3 million, ($0.1 million) and $3.3 million for 2010, 2009 and 2008, respectively. Net currency transaction gains were mainly a result of the Chinese RMB appreciating against the U.S. dollar.
Earnings from equity investments, net
     In October 2009, we spun off our online real estate advertising business and merged it with CRIC. Beginning on October 1, 2009, we stopped consolidating the financial results of COHT and instead account for our interest in CRIC using the equity method of accounting. Our earnings from equity investment in CRIC, which is reported one quarter in arrears was $13.1 million for 2010.
Gain on sale of business and impairment in equity investment
     The following summarizes other non-operating income items:

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except percentages)
CRIC	$(128,554)	$—	$—
COHT	—	376,564	3,137
Others	—	(1,509)	(779)

	$(128,554)	$375,055	$2,358

% of total net revenues	(32)%	105%	*

*	Less than 1%
     In April 2008, we sold a 34% interest of our restructured online real estate advertising business COHT to E-House and recorded a gain of $3.1 million from the step up of our sold interests to fair value. Subsequently, in October 2009, we spun off COHT to merge it with CRIC and exchange it for an approximately 33% interest in CRIC. In the fourth quarter of 2009, we recorded a one-time gain of $376.6 million from this transaction. Our interest in the equity of CRIC was valued at $572.0 million based on its initial public offering price of $12.0 per American Depository Share. In 2010, based on an other-than-temporary impairment assessment, we recorded a $128.6 million charge to write down our equity investment in CRIC to its fair value. We determined the fair value of our investment in CRIC as of December 31, 2010, based on a closing stock price of $9.60. See Note 3 to the Consolidated Financial Statements for further information.
Income tax expense

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except percentages)
Current income tax provision	$9,142	$7,093	$14,098
Deferred income tax	(706)	1,230	(56)

Total	$8,436	$8,323	$14,042

Income from China operations	$108,151	$81,890	$108,147
Effective tax rate for China operations	8%	10%	13%
     Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2010 was 8%, compared to 10% in 2009 and 13% in 2008. The lower effective tax rate for our PRC operations in 2010 as compared to 2009 was primarily due to additional tax holidays received from a newly established subsidiary in Shanghai. The lower effective tax rate of our PRC operations for 2009 as compared to 2008 was primarily due to lower provision of repatriation tax for earnings in VIEs and an additional tax holiday obtained by one of our subsidiaries.
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
     Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 2010, three of our subsidiaries were qualified as high and new technology enterprises under the new EIT Law.
     The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operation outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2010, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.
     In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. The Company believes that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although the Company believes that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.
     For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 3.D. See also Note 8 to the Consolidated Financial Statements for further discussion on income taxes.
B. Liquidity and Capital Resources

	As of December 31
	2010	2009	2008
	(In thousands)
Cash, cash equivalents and short-term investments	$882,835	$821,518	$603,824
Working capital	$760,635	$694,484	$498,524
SINA shareholders’ equity	$1,239,308	$1,221,727	$620,505
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
     One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2010, the last trading day of 2010, was $68.82. For the quarter ended March 31, 2011, the sale price of SINA ordinary shares exceeded 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into SINA ordinary shares for the quarter ending June 30, 2011 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.
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

     As of December 31, 2010, we had $882.8 million in cash, cash equivalents and short-term investments. Subsequent to December 31, 2010, we had issued 3.7 million new common shares to settle conversion requests equivalent to $96.1 million in convertible bond and the liability corresponding was extinguished. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Net cash provided by operating activities	$116,595	$98,086	$114,000
Net cash provided by (used in) investing activities	(235,910)	111,664	(23,960)
Net cash provided by financing activities	11,977	155,299	12,407
Effect of exchange rate changes on cash and cash equivalents	4,534	(1,946)	9,207

Net increase (decrease) in cash and cash equivalents	(102,804)	363,103	111,654
Cash and cash equivalents at beginning of period	746,423	383,320	271,666

Cash and cash equivalents at end of period	$643,619	$746,423	$383,320

Operating activities
     Net cash provided by operating activities for 2010 was $116.6 million. This was attributable to our net loss of $19.3 million, adjusted by non-cash write-down of equity investment value of $128.6 million, non-cash income from equity investment, net, of $12.6 million and non-cash expenses including stock-based compensation of $13.4 million, depreciation of $13.6 million, allowance for doubtful accounts of $1.2 million, amortization of intangible assets of $3.3 million, and a net decrease in cash from working capital items of $10.8 million. The net decrease in working capital items was mainly due to the increase in accrued liabilities, such as content fees, business taxes payable, sales rebate, marketing expenses and accounts receivable, partially offset by the decrease in deferred revenue. The increase in accounts receivable resulted from the increase in our advertising sales while the decrease in deferred revenue reflecting the related amortization recorded.
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
Investing activities
     Net cash used in investing activities for 2010 was $235.9 million. This was a result of the purchase of short-term investments of $558.2 million, equipment purchases of $20.9 million, and investments and prepayments on investments of $55.8 million, partially offset by the maturities of short-term investments of $399.0 million.
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
Financing activities
     Net cash provided by financing activities for 2010 was $12.0 million. Cash from the issuance of ordinary shares relating to the exercise of share options was $12.5 million while payments of other financing activities were $0.5 million.
     Net cash provided by financing activities for 2009 was $155.3 million. Cash from the issuance of ordinary shares was $205.1 million comprising $180.0 million from the private equity placement of SINA ordinary shares to New-Wave and $25.4 million from the exercise of share options. Cash from noncontrolling interest shareholders’ capital contribution was $0.8 million. These were offset by the repurchase of ordinary shares pursuant to the repurchase program of $50.1 million and $0.5 million of payments for other financing activities.
     Net cash provided by financing activities for 2008 was $12.4 million. Proceeds from the exercise of share options was $10.5 million and capital contribution from E-House was $2.5 million while payments for other financing activities were $0.6 million.
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less Than One	One to	Three to	More Than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
Operating leases obligation	$18,607	$5,528	$13,079	$—	$—
Purchase commitments	98,129	64,713	33,016	177	223
Other long-term liabilities	2,266	—	528	—	1,738

Total contractual obligations	$119,002	$70,241	$46,623	$177	$1,961

     Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses for the years ended December 31, 2010, 2009 and 2008 were $8.4 million, $7.6 million and $6.5 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2010 are $5.5 million, $8.2million and $4.9 million for the years ending December 31, 2011, 2012 and 2013, respectively. The majority of the commitments are from our office lease agreements in China.
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table provides information with respect to our executive officers and directors as of March 31, 2011:

Name	Age	Position
Charles Chao	45	President, Chief Executive Officer and Director (Principal Executive Officer)
Herman Yu	40	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	39	Chief Operating Officer
Tong Chen	44	Executive Vice President & Chief Editor
Yan Wang	38	Chairman of the Board
Pehong Chen	53	Independent Director
Lip-Bu Tan	51	Independent Director
Ter Fung Tsao	65	Independent Director
Yichen Zhang	47	Independent Director
Song-Yi Zhang	55	Independent Director
     Charles Chao has served as a director and Chief Executive Officer since May 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus, an out-of-home media and advertising network company, NetDragon Websoft Inc., a company providing technology for online gaming, CRIC and several private companies. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.
     Herman Yu has served as the Company’s Chief Financial Officer since August 2007. Mr. Yu has served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of Qunar.com, a travel search company, Lashou.com, an online group buying company, and Mecox Lane. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a B.A. in Economics from the University of California.
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
     Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an EDA company. Mr. Tan is currently a director of Flextronics International Ltd., an electronics manufacturing services company, Semiconductor Manufacturing International Corp., a foundry in China, Inphi Corporation, a provider of high-speed analog semiconductor solutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.
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
     There are no family relationships among any of the directors or executive officers of SINA Corporation. Our Board of Directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 5605(a)(2): Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang. We intend to maintain a majority of independent directors on the Board.

B. Amounts of Compensation Paid and Benefits Granted
Compensation
     In 2010, we paid an aggregate of approximately $1.2 million in cash compensation to our executive officers and non-employee directors as a group. Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on the Company’s Board of Directors.
      In 2010, we granted an aggregate of 36,000 restricted share units subject to service-based vesting to non-employee directors. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our non-employee directors are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our Board of Directors. Restricted share units that do not vest as prescribed will be forfeited. In 2010, we granted at estimated fair value on grant date to our executive officers options of T.CN equivalent to approximately 5.7% of the subsidiary’s ordinary shares on a fully diluted basis. These options vest over a four-year period and a term of seven years.
     See Note 12 to Consolidated Financial Statements for further discussion on stock-based compensation.
Share Incentive Plans
     Our Board of Directors and shareholders approved the issuance of up to 10,000,000 ordinary shares pursuant to awards granted under the Amended and Restated 2007 Share Incentive Plan (“Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan, which permits the granting of share options, share appreciation rights, restricted share units and restricted shares, will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.
     Upon its adoption on June 29, 2007, the Amended and Restated 2007 Plan replaced the Company’s 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. For a brief description of the Company’s 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan, see Note 12 to the Consolidated Financial Statements.
     As of May 25, 2011, options and restricted share units for 719,817 ordinary shares are outstanding under the Amended and Restated 2007 Plan, and options to purchase 466,979 ordinary shares are outstanding under the Company’s 1999 Stock Plan, and 1999 Directors’ Stock Option Plan.

     The following table summarizes, as of May 25, 2011, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

	Ordinary Shares
	Underlying
	Outstanding Options and		Exercise Price
Name	Restricted Share Units		(US$/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Yu, Herman	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Du Hong	*		$24.73	June 7, 2006	June 7, 2012
	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Chen Tong	*	(1)	—	November 16, 2007	—
	*	(1)	—	January 12, 2009	—
Chen, Pehong	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Tan, Lip-Bu	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Tsao, Ter Fung	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Zhang, Yi-Chen	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
	*	(1)	—	December 7, 2009	—
	*		—	August 2, 2010	—
Other employees	646,050		From $1.50 to $33.29	From May 8, 2002 to	From May 8, 2012 to
				March 20, 2008	September 7, 2014
	*	(1)	—	From March 30, 2009 to	—
				October 21, 2010
Total	1,186,796

*	Less than one percent of the outstanding ordinary shares.

(1)	Restricted share units.
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

     We currently have seven members of the Board of Directors. All members of the Board, except for the CEO, serve a three-year term. The Board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the Board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2012 annual general meeting are Yan Wang and Song-Yi Zhang, the Class II directors whose terms will expire at our 2013 annual general meeting are Ter Fung Tsao and Yichen Zhang and the Class III directors whose terms will expire at our 2011 annual general meeting are Pehong Chen and Lip-Bu Tan. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”
     Our officers are elected by and serve at the discretion of the Board of Directors. Our Employment Agreement with our CEO, Charles Chao, dated July 31, 2009, has a term of three years and may be extended for an additional one-year period after the end of the original term. Our Employment Agreements with each of our other officers, Herman Yu, CFO, and Hong Du, COO, and Tong Chen, Executive Vice President & Chief Editor, all dated November 16, 2010, have a term of three years and may be extended for an additional one-year period after the end of the original term. For the period during which each officer has served in office, please refer to “Item 6.A. Directors and Senior Management.”
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
     3. Ensure the receipt of, and review, a written statement from the Company’s independent accountant regarding the independent accountant’s independence in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence.
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
     19. Perform annual self-assessment on Audit Committee effectiveness.
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
     Our Compensation Committee consists of Mr. Pehong Chen and Mr. Lip-Bu Tan. The members of the Compensation Committee are non-employee directors. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of the Company, as well as the specific compensation levels for executive officers. It also administers the granting of equity awards to executive officers under the Company’s share incentive plans.

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
     The change in control agreement provides for certain benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with the Company terminates without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within 24 months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which he or she terminates, the greater of 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which he or she terminates, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, an acceleration of all stock awards that are unvested as of his or her termination date and a tax gross up for any excise tax imposed by Internal Revenue Code Section 4999. If the termination is by reason of death or disability within 24 months following a change in control, such executive officer will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination. The change in control agreement also provides for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.
     Except as set forth in Item 6.B. Amounts of Compensation Paid and Benefits Granted, we have no service contracts with any of our directors that provide benefits to them upon termination.
D. Employees
     As of December 31, 2010, we had approximately 3,600 full-time employees, approximately 3,500 of whom are employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2010 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.
E. Share Ownership
     The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of May 25, 2011 by:
•	each shareholder known to us to own beneficially more than 5% of the ordinary shares;
•	each director;
•	each of our executive officers listed in “Directors and Senior Management” above; and
•	all of our current directors and executive officers as a group.
     Percentage of beneficial ownership is based on 65,866,693 ordinary shares outstanding as of May 25, 2011 together with options that are exercisable within 60 days from May 25, 2011 and shares issuable upon vesting of restricted share units within 60 days from May 25, 2011 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Number of Shares	Percent of
Name and Address of Beneficial Owners	Beneficially Owned	Shares Beneficially Owned(1)
Major Shareholders
New-Wave Investment Holding Company(2)	5,608,612	8.52%
Orbis Investment Management Limited(3) Orbis House, 25 Front Street, Hamilton HM 11, Bermuda	3,603,876	5.47%
FMR LLC(4) 82 Devonshire Street Boston, Massachusetts, 02109	6,085,792	9.24%
T. Rowe Price Associates, INC.(5) 100 E. Pratt Street, Baltimore, Maryland 21202	4,859,023	7.38%
JAT Capital Management, L.P.(6) 601 Lexington Avenue, 51st Floor, New York, NY 10022	3,384,385	5.14%

Directors and Executive Officers
Lip-Bu Tan(7) c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	*	*
Ter Fung Tsao(8) c/o Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3 Taipei 10657, Taiwan	*	*
Pehong Chen(9) 1600 Seaport Blvd, Suite 120 Redwood City, CA 94063	*	*
Yan Wang(10)	*	*
Yichen Zhang (11) CITIC 26/F CITIC Tower 1 Tim Mei Avenue, Central Hong Kong	*	*
Song-Yi Zhang (12) 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong	*	*
Charles Chao(13)	5,702,989	8.66%
Herman Yu(14)	*	*
Hong Du(15)	*	*
Tong Chen(16)	*	*
All directors and executive officers as a group (11 persons)(17)	6,051,921	9.14%

*	Less than one percent of the outstanding ordinary shares.

(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after May 25, 2011. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for 5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC.

(2)	A British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. Investors in New-Wave include certain key managers and employees of the Company and several private equity funds. The key managers and employees of the Company who have invested in New-Wave cannot effect a distribution of the Company’s ordinary shares underlying their shareholding interest in New-Wave unless the holders of more than 50% of New-Wave’s ordinary shares have requested such a distribution and certain other conditions have been satisfied.

(3)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filing made with the SEC on February 15, 2011.

(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 14, 2011.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 14, 2011.

(6)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on May 23, 2011. JAT Capital Management serves as the investment manager to the JAT Capital Master Fund, Ltd. Mr. John Thaler serves as the managing member of JAT Capital Management, L.P. and the portfolio manager of the JAP Capital Master Fund, Ltd. In such capacities, JAP Capital Management and Mr. Thaler may be deemed to have voting and dispositive power over the shares held for the JAT Capital Master Fund, Ltd.

(7)	Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 65,500 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(8)	Includes 10,000 shares held by Mr. Tsao and 77,500 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(9)	Includes 6,882 shares held by a trust controlled by Mr. Chen and 20,500 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(10)	Includes 60,000 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(11)	Includes 20,500 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(12)	Includes 85,000 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(13)	Includes 5,608,612 shares owned by New-Wave Investment Company and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011. Mr. Chao is the sole director and executive officer of New-Wave Investment Company. Mr. Chao may be deemed to have shared voting and investment power over the shares held by New-Wave. Mr. Chao disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(14)	Includes nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(15)	Includes 50 shares issuable upon exercise of options exercisable within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(16)	Includes nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

(17)	Includes 5,608,612 shares owned by New-Wave Investment Company, which Charles Chao may be deemed to have shared voting and investment power, 19,882 shares held by all directors and officers as a group and 329,050 shares issuable upon exercise of options within 60 days from May 25, 2011 and nil share issuable upon vesting of restricted share units within 60 days from May 25, 2011.

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
     For information regarding the options held by our directors and executive officers as well as the arrangements involving the employees in the capital of the Company, see “Item 6.B. Compensation — Share Incentive Plans”.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     For information regarding major shareholders, please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership”.
     Our major shareholders do not have voting rights that are different from other shareholders.
     As of May 25, 2011, approximately 65,866,693 ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by 50 record shareholders in the United States, including approximately 99.9% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.
B. Related Party Transactions
     Except for the transactions disclosed below in this Item 7B and Note 7 of our Notes to Consolidated Financial Statements, since the beginning of 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.
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
Private Placement
     In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave, a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. Investors in New-Wave include certain key managers and employees of the Company, including without limitation, Charles Chao, Herman Yu, Hong Du, Tong Chen and Yan Wang, and several private equity funds, including without limitation, funds managed by CITIC Capital, whose Chief Executive Officer, Yichen Zhang, is a director of the Company. In November 2009, 5,608,612 ordinary shares were issued to New-Wave for the aggregate consideration of $180 million. The key managers and employees who have invested in New-Wave cannot effect a distribution of the Company’s ordinary shares underlying their shareholding interest in New-Wave unless the holders of more than 50% of New-Wave’s ordinary shares have requested such a distribution and certain other conditions have been satisfied. The shareholding interest in New-Wave of each of the key managers or employees, other than Charles Chao, corresponds to a number of the Company’s ordinary shares that, when aggregated with all other ordinary shares of the Company beneficially owned by such key managers or employees (including ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days from the date hereof), is less than one percent of the Company’s total issued and outstanding ordinary shares. This transaction resulted in a $10.7 million of stock-based compensation expense, which reflects mostly the appreciation in fair value of the financed shares issued to management between the agreement date with New-Wave in September 2009, when the price was set, and the closing of the private equity financing two months later, which is determined as the measurement date for accounting purposes.

Commercial Contracts
     One of the Company’s subsidiaries is a party to an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, is a director of SINA. Under the agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2010, 2009 and 2008, the Company paid Broadvision approximately $112,000, $114,000 and $72,000, respectively. There was no payable outstanding as of December 31, 2010.
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
Indemnification Agreements
     We have entered into indemnification agreements with our officers Charles Chao and Herman Yu and directors Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
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
     On July 23, 2009, we and CRIC entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which CRIC acquired our 66% equity interest in COHT in exchange for CRIC issuing its ordinary shares to us. We and CRIC also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. We and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of CRIC’s acquisition of our equity interests in COHT. Immediately after CRIC’s initial public offering in October 2009, COHT became a wholly-owned subsidiary of CRIC, while E-House and we became CRIC’s two largest shareholders, holding 50.04% and 33.35%, respectively, of CRIC’s total outstanding ordinary shares. During 2010, we acquired an additional 923,000 shares of CRIC’s shares through open market and held approximately 34% of CRIC’s total outstanding ordinary shares as of December 31, 2010.
     Under the new advertising agency agreement, COHT continues to operate our existing real estate and home furnishing channels and develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on our non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to us based on the amount of advertising sold. If COHT sells advertising on our non-real estate channels, it will pay us fees of approximately 15% of the revenues generated from these sales. For the year ended December 31, 2010, CRIC paid us a total amount of $6.8 million for online advertising agency fee. As of December 31, 2010, there were $2.0 million due from CRIC, representing online advertising agency fee payable to us.
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
Legal Proceedings
     As of December 31, 2010, there were no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.

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

	Trading Price
	High	Low
Annual Highs and Lows
2006	$30.36	$20.23
2007	59.27	29.16
2008	58.60	21.49
2009	47.95	17.89
2010	76.36	32.00
Quarterly Highs and Lows
First Quarter 2009	25.85	17.89
Second Quarter 2009	33.97	22.71
Third Quarter 2009	38.70	26.86
Fourth Quarter 2009	47.95	36.25
First Quarter 2010	47.25	35.26
Second Quarter 2010	40.58	32.00
Third Quarter 2010	53.05	34.26
Fourth Quarter 2010	76.36	48.50
First Quarter 2011	109.53	69.12
Monthly Highs and Lows
November 2010	65.55	54.64
December 2010	76.36	65.44
January 2011	90.05	69.12
February 2011	95.29	75.18
March 2011	109.53	74.22
April 2011	147.12	107.59
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
Taxation of Dividends and Other Distributions on the Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ordinary shares (including any PRC taxes withheld if we are considered a PRC resident enterprise) will be included in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders (including individual U.S. Holders) for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ordinary shares are readily tradable on an established securities market in the U.S., (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, our ordinary shares, which are listed on the Nasdaq Global Select Market, will be considered to be readily tradable on an established securities market in the U.S. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
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

Taxation of Disposition of Shares
     You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. Subject to the passive foreign investment company rules discussed below, the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).
     Accordingly, if we are treated as a PRC resident enterprise and any PRC tax is imposed on gain from the disposition of an ordinary share, you may not be able to use any foreign tax credits generated unless you have other foreign source income for the applicable taxable year. If, however, we are treated as a PRC resident enterprise and you are eligible for the benefits of the income tax treaty between the United States and China, you may be eligible to treat the gain as foreign source income.
Passive Foreign Investment Company
     Based on the market value of our ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2010, we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Our PFIC status for the current taxable year ending December 31, 2011 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated with reference to the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares, as applicable.
     If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
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
     If we are a PFIC, you must file United States Internal Revenue Service Form 8621 for each tax year in which you make a disposition of your ordinary shares, receive direct or indirect distributions on your ordinary shares or make a mark-to-market or deemed sale election mentioned above with respect to your ordinary shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.
     If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning the tax consequences to you of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and your annual filing requirements.
Medicare Tax
     For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States person’s net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ordinary shares.
Information with Respect to Foreign Financial Assets
     Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.
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

F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     Our corporate Internet address is http://corp.sina.com.cn. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on SINA’s website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.
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
     We had approximately $597.0 million in cash and bank time deposits (with terms up to twelve months) with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws. For 2010, our interest income was $7.4 million and fluctuations of interest rates for Chinese RMB and U.S. dollars bank deposits can impact our financial results.
     Our $99 million, zero-coupon, convertible, subordinated notes due 2023 bear no interest and are denominated in U.S. dollars. Therefore, there is no interest or foreign currency exchange risk associated with the outstanding notes.
Foreign Currency Exchange Rate Risk
     The majority of our revenues derived and expenses and liabilities incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms” in the “Risk Factors” section. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2010, the foreign currency translation adjustments to our comprehensive income and net currency transaction gain were $10.6 million and $1.3 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the Chinese RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2010, (2) projected net assets of the operation in China equal to the balances in Chinese RMB and U.S. dollar as of December 31, 2010 and (3) currency fluctuation occurs proportionately over the period:

	Translation
Change in the Value of	Adjustments to	Transaction Gain
Chinese RMB Against the U.S. Dollar	Comprehensive Income	(Loss)
	(In thousands)	(In thousands)
Appreciate 2%	$8,109	$(56)
Appreciate 5%	$20,310	$(139)
Depreciate 2%	$(8,089)	$56
Depreciate 5%	$(20,183)	$139
Investment Risk
     As of December 31, 2010, our equity investments totaled $508.1 million. We periodically review our equity investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statement of Operations. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our results.
     In 2010, we recognized an impairment charge of $128.6 million on investment in CRIC. Based on a closing price of $9.60 on December 31, 2010, CRIC had a carrying value on our consolidated balance sheets of $466.5 million, representing approximately 29% of our total assets. CRIC ADS closed at $6.43 on May 25, 2011. We may be subjected to an investment loss if we had to or choose to sell our investment in CRIC at a price lower than its carrying value. Our short-term investment as of December 31, 2010 was $239.2 million, which is composed of bank time deposits.
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

Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
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
     PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this Form 20-F.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Ethics
     The Company has adopted a Code of Ethics which applies to the Company’s directors, officers and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. We have posted the code on our corporate website at www.corp.sina.com.cn.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2010 and 2009:

	2010	2009
Audit Fees	$1,328,341	$1,324,731
Tax Fees(1)	54,319	26,288
All Other Fees(2)	1,500	1,500

(1)	Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(2)	All Other Fees consist of $1,500 subscription fee for accounting rules and materials.
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
Item 16G. Corporate Governance
     As a foreign private issuer (“FPI”) whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We complied with during fiscal year 2010 and currently comply with the NASDAQ Rules.
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

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Report of Foreign Issuer on Form 6K filed on December 23, 2009 and incorporated herein by reference).

1.2	Amended and Restated Memorandum of Association of SINA.com (currently known as SINA Corporation) (Filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 16, 2005, and incorporated herein by reference).

2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.2	Indenture, dated as of July 7, 2003, by and between the Company and the Bank of New York (Filed as Exhibit 4.2 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.3	Registration Rights Agreement, dated as of July 7, 2003, by and between the Company and Credit Suisse First Boston LLC (Filed as Exhibit 4.3 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

2.4	Rights Agreement dated as of February 22, 2005 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.1 to the Company’s Report on Form 8-K filed on February 24, 2005, and incorporated herein by reference).

2.5	Amendment No. 1 to Rights Agreement dated as of November 18, 2009 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 4.2 to the Company’s Report on Form 6-K filed on November 20, 2009, and incorporated herein by reference).

4.1	Form of Indemnification Agreement between SINA.com and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.2	SRS International Ltd. 1997 Stock Option Plan and form of incentive stock option agreement (Filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.3	Sinanet.com 1997 Stock Plan and form of stock option agreement (Filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.4	Amended SINA.com 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.5	Form of share option agreement under the amended SINA.com 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

4.6	1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.7	Form of nonstatutory stock option agreement under the 1999 Directors’ Stock Option Plan (Filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.8	SINA.com 1999 Executive Stock Plan (Filed as Exhibit 10.19 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.9	Lease Agreement of Ideal International Plaza between the Registrant’s subsidiaries or VIEs and Beijing Zhongwu Ideal Real Estate Development Co., Ltd. for the office located in Ideal International Plaza, 58 North 4th Ring Road West, Haidian, Beijing, PRC, and the list of the lease agreements (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

Exhibit
Number	Description

4.10	Business Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.11	Equipment and Leased Line Transfer Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) (Filed as Exhibit 10.23 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.12	Advertising Agency Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.26 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.13	Advertisement Production and Technical Service Agreement dated March 7, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co. Ltd. (Filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.14	Advertising Publication and Cooperation Agreement dated March 7, 2000 between Beijing SINA Internet Information Services Co., Ltd. and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.28 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.15	Amendment to Advertising Agency Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and SINA.com (currently known as SINA Corporation) (Filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.16	Amendment to Advertisement Publication and Cooperation Agreement dated April 1, 2000 between Beijing SINA Interactive Advertising Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 10.38 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.17	Amendment to Advertising Production and Technical Service Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Interactive Advertising Co., Ltd. (Filed as Exhibit 10.39 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.18	E-Commerce Cooperation Agreement dated April 1, 2000 between Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.) and Beijing SINA Internet Information Services Co., Ltd (Filed as Exhibit 10.40 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.19	Share Pledge Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.19 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.20	Loan Agreements (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company for funding significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.20 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

Exhibit
Number	Description

4.21	Agreements on Authorization to Exercise Shareholder’s Voting Power (18 agreements in total) between Sina.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.21 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.22	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Guangzhou Media Message Technologies Inc. (Filed as Exhibit 4.22 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.23	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 4.23 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.24	Translation of Technical Services Agreement dated January 1, 2008 between Beijing New Media Information Technology Co., Ltd. and Shenzhen Wang Xing Technology Co., Ltd. (Filed as Exhibit 4.24 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.25	Translation of Mobile Value Added Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Internet Information Services Co., Ltd. (Filed as Exhibit 4.25 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.26	Translation of Internet Advertisement Publishing Technical Services Agreement dated January 1, 2008 between SINA.com Technology (China) Co., Ltd. and Beijing SINA Infinity Advertising Co., Ltd. (Filed as Exhibit 4.26 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.27	Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.28	Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.29	Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.30	Equity Transfer Agreement dated February 24, 2004, among the individuals listed on Schedule A attached to the Equity Transfer Agreement, Shenzhen Wang Xing Technology Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China, and the individuals listed on Schedule B attached to the Equity Transfer Agreement (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.31	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.32	Amendment Agreement dated October 13, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of Davidhill Capital Inc. listed on Part I of Exhibit A to the Stock Purchase Agreement, and the company and individuals listed on Part II of Exhibit A to the Stock Purchase Agreement. (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.33	Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.34	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

Exhibit
Number	Description

4.35	Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.36	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.37	Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.38	Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.39	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.40 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.40	Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.41	Share Subscription Agreement dated as of September 22, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.42	Letter Amendment dated as of September 23, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.42 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.43	Amended and Restated Registration Rights Agreement dated as of November 18, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.43 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.44	Share Purchase Agreement, dated July 23, 2009, between CRIC Holdings Limited and the Company (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.45	Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between China Real Estate Information Corporation and the Company (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.46	Amendment Agreement to the Share Purchase Agreement, dated October 17, 2009, between China Real Estate Information Corporation and the Company (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.47	Shareholders Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.48	Registration Rights Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company (Filed as Exhibit 4.48 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.49	English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between the Company and China Online Housing Technology Corporation (Filed as Exhibit 4.49 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.50	Domain Name and Content License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (Filed as Exhibit 4.50 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.51	Trademark License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (Filed as Exhibit 4.51 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

Exhibit
Number	Description

4.52	Software License and Support Services Agreement, dated September 2009, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (Filed as Exhibit 4.52 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.53	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Company’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference).

8.1*	List of Subsidiaries.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. section 1350.

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. section 1350.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

15.3*	Consolidated financial statements of China Real Estate Information Corporation for the fiscal years ended December 31, 2010, 2009 and 2008.

15.4*	Consent of Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm of China Real Estate Information Corporation.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation
By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

Date: May 31, 2011

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of SINA Corporation:
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
May 31, 2011

SINA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$643,619	$746,423
Short-term investments	239,216	75,095
Accounts receivable, net of allowances for doubtful accounts of $9,262 and $8,791, respectively (include due from CRIC of $2,010 and $6,103 as of December 31, 2010 and 2009, respectively)	89,843	74,999
Prepaid expenses and other current assets	35,981	22,381

Total current assets	1,008,659	918,898
Property and equipment, net	33,289	23,022
Equity investments	508,113	580,606
Intangible assets, net	1,524	3,690
Goodwill	84,050	84,050
Other assets	455	3,576

Total assets	$1,636,090	$1,613,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,963	$1,918
Accrued liabilities	96,192	81,712
Income taxes payable	17,011	14,526
Deferred revenue	31,858	27,258
Convertible debt	99,000	99,000

Total current liabilities	248,024	224,414
Long-term liabilities:
Deferred revenue	145,274	164,019
Other liabilities	2,266	2,710

Total long-term liabilities	147,540	166,729

Total liabilities	395,564	391,143

Commitments and contingencies (Note 16)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 shares authorized; 61,775 and 60,919 shares issued and outstanding as of December 31, 2010 and 2009, respectively	8,216	8,102
Additional paid-in capital	596,110	571,024
Accumulated other comprehensive income	63,612	52,137
Retained earnings	571,370	590,464

Total SINA shareholders’ equity	1,239,308	1,221,727
Noncontrolling interests	1,218	972

Total shareholders’ equity	1,240,526	1,222,699

Total liabilities and shareholders’ equity	$1,636,090	$1,613,842

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2010	2009	2008
Net revenues:
Advertising (include revenue received from CRIC of $2,526, $852 and nil for 2010, 2009 and 2008, respectively)	$290,814	$227,895	$258,499
Non-advertising (include amortization of deferred revenue from CRIC of $18,745, $4,686 and nil for 2010, 2009 and 2008, respectively)	111,803	130,672	111,088

	402,617	358,567	369,587

Costs of revenue:
Advertising	116,295	99,835	100,008
Non-advertising	52,115	58,457	50,327

	168,410	158,292	150,335

Gross profit	234,207	200,275	219,252

Operating expenses:
Sales and marketing	77,996	85,133	79,784
Product development	34,048	33,777	30,371
General and administrative	22,585	40,025	33,179
Amortization of intangible assets	3,335	4,138	1,337

Total operating expenses	137,964	163,073	144,671

Income from operations	96,243	37,202	74,581
Interest and other income, net	8,804	8,371	18,270
Earnings from equity investments, net	12,604	—	—
Gain on sale of business or (impairment in equity investment)	(128,554)	375,055	2,358

Income (loss) before income tax expense	(10,903)	420,628	95,209
Income tax expense	(8,436)	(8,323)	(14,042)

Net income (loss)	(19,339)	412,305	81,167
Less: Net income (loss) attributable to the noncontrolling interest	(245)	410	529

Net income (loss) attributable to SINA	$(19,094)	$411,895	$80,638

Basic net income (loss) per share attributable to SINA	$(0.31)	$7.53	$1.44
Diluted net income (loss) per share attributable to SINA	$(0.31)	$6.95	$1.33
Shares used in computing basic net income (loss) per share attributable to SINA	61,216	54,722	55,821
Shares used in computing diluted net income (loss) per share attributable to SINA	61,216	59,259	60,474
The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

			SINA Shareholders’ Equity
								Accumulated
	Total				Additional			Other
	Shareholders’	Comprehensive	Ordinary Shares		Paid-In	Shares Repurchased		Comprehensive	Retained	Noncontrolling
	Equity	Income (loss)	Shares	Amount	Capital	Shares	Amount	Income	Earnings	Interest
Balances at December 31, 2007	$494,976		55,521	$7,384	$358,232	—	$—	$31,429	$97,931	$—
Issuance of ordinary shares pursuant to stock plans	10,549		600	80	10,469	—	—	—	—	—
Stock-based compensation expenses	14,309		—	—	14,309	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	3,514		—	—	—	—	—	—	—	3,514
Others	(130)		—	—	(130)	—	—	—	—	—
Comprehensive income:
Net income	81,167	$81,167	—	—	—	—	—	—	80,638	529
Unrealized gain on marketable securities	591	591	—	—	—	—	—	591	—	—
Currency translation adjustments	19,572	19,572	—	—	—	—	—	19,572	—	—

Total comprehensive income	101,330	$101,330

Balances at December 31, 2008	$624,548		56,121	$7,464	$382,880	—	—	$51,592	$178,569	$4,043
Repurchase of ordinary shares	(50,074)		—	—	—	(2,455)	(50,074)	—	—	—
Cancellation of repurchased ordinary shares	—		(2,455)	(327)	(49,747)	2,455	50,074	—	—	—
Issuance of ordinary shares pursuant to stock plans	26,175		1,644	219	25,956	—	—	—	—	—
Issuance of ordinary shares pursuant to private equity placement	180,000		5,609	746	179,254	—	—	—	—	—
Issuance cost of private equity placement	(349)		—	—	(349)	—	—	—	—	—
Stock-based compensation expenses of stock plans	22,637		—	—	22,637	—	—	—	—	—
Stock-based compensation expenses of private equity placement	10,726		—	—	10,726	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	798		—	—	—	—	—	—	—	798
Purchase of subsidiaries’ shares from noncontrolling interest	(342)		—	—	(171)	—	—	—	—	(171)
Disposal of noncontrolling interest in a subsidiary	(4,270)		—	—	(162)	—	—	—	—	(4,108)
Comprehensive income:
Net income	412,305	$412,305	—	—	—	—	—	—	411,895	410
Unrealized gain on marketable securities	329	329	—	—	—	—	—	329	—	—
Currency translation adjustments	216	216	—	—	—	—	—	216	—	—

Total comprehensive income	412,850	$412,850

Balances at December 31, 2009	$1,222,699		60,919	$8,102	$571,024	—	$—	$52,137	$590,464	$972
Issuance of ordinary shares pursuant to stock plans	11,798		856	114	11,684	—	—	—	—	—
Stock-based compensation expenses	13,402		—	—	13,402	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	453		—	—	—	—	—	—	—	453
Comprehensive income (loss):
Net loss	(19,339)	$(19,339)	—	—	—	—	—	—	(19,094)	(245)
Others	868	868	—	—	—	—	—	868	—	—
Currency translation adjustments	10,645	10,645	—	—	—	—	—	10,607	—	38

Total comprehensive loss	(7,826)	$(7,826)

Balances at December 31, 2010	$1,240,526		61,775	$8,216	$596,110	—	$—	$63,612	$571,370	$1,218

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$(19,339)	$412,305	$81,167
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,609	15,272	16,002
Stock-based compensation	13,402	33,363	14,309
Amortization of intangible assets	3,335	4,403	1,603
Provision for allowance for doubtful accounts	1,239	5,269	3,528
Deferred income taxes	(706)	1,230	(56)
Earnings from equity investments, net	(12,604)	—	—
Impairment in equity investment or (gain on sale of business)	128,554	(375,055)	(2,358)
Realized (unrealized) foreign exchange gains from liquidated subsidiaries	—	1,964	(1,964)
Loss (gain) on disposal of property and equipment	(47)	53	53
Changes in assets and liabilities (net of effect from business acquisition and disposal):
Accounts receivable	(13,390)	(1,746)	(21,903)
Prepaid expenses and other current assets	442	(5,565)	65
Other assets	3,211	(3,240)	24
Accounts payable	(128)	(76)	62
Accrued liabilities	11,768	16,493	14,646
Income taxes payable	2,024	(2,751)	8,614
Deferred revenue	(14,775)	(3,833)	208

Net cash provided by operating activities	116,595	98,086	114,000

Cash flows from investing activities:
Purchases of short-term investments	(558,165)	(45,692)	(154,036)
Maturities of short-term investments	399,018	191,614	150,885
Purchases of property and equipment	(20,892)	(4,909)	(18,790)
Cash disposed in conjunction with the spin off of China Online Housing Technology Corporation	—	(11,647)	—
Investments and prepayments on investments	(55,871)	(17,076)	—
Cash paid for acquisitions of intangible assets	—	(626)	—
Cash paid for acquisitions, net of cash acquired	—	—	(2,019)

Net cash provided by (used in) investing activities	(235,910)	111,664	(23,960)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	12,497	25,436	10,549
Proceeds from issuance of ordinary shares pursuant to private equity placement	—	180,000	—
Repurchase of ordinary shares	—	(50,074)	—
Proceeds from sales of noncontrolling interest in subsidiaries	—	798	2,500
Other financing activities	(520)	(861)	(642)

Net cash provided by financing activities	11,977	155,299	12,407

Effect of exchange rate change on cash and cash equivalents	4,534	(1,946)	9,207

Net increase (decrease) in cash and cash equivalents	(102,804)	363,103	111,654
Cash and cash equivalents at the beginning of the year	746,423	383,320	271,666

Cash and cash equivalents at the end of the year	$643,619	$746,423	$383,320

Supplemental disclosures:
Cash paid for income taxes	$(7,108)	$(10,607)	$(5,270)

Cash paid for acquisitions	$—	$—	$(3,663)
Cash acquired	—	—	1,644

Cash paid for acquisitions, net of cash acquired	$—	$—	$(2,019)

Supplemental disclosures of noncash investing and financing activities:
Equity investment in China Real Estate Information Corporation in exchange for the spin off of SINA’s online real estate business in China Online Housing Technology Corporation and certain licenses and services agreements	$—	$572,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Operations
     SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and MVAS provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services, including region-focused online portals, MVAS, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.
2. Significant Accounting Policies
Basis of presentation and Use of estimates
     The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes the accounting for advertising and MVAS revenues, accounting for income taxes, assessment of impairment of goodwill and long-lived assets, allowances for doubtful accounts, assessment of impairment of equity investments, stock-based compensation, consolidation, determination of the estimated useful lives of assets, accounting for advertising expenses, and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.
Consolidation
     The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and variable interest entities (“VIEs”) in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.
     To comply with PRC laws and regulations, the Company provides substantially all of its Internet content and MVAS services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2010, the total amount of interest-free loans to these PRC employees was $17.6 million and the aggregate accumulated losses of all VIEs were approximately $5.4 million, which have been included in the consolidated financial statements.
     As of December 31, 2010, the total assets for the consolidated VIEs were $79.8 million, mainly comprising cash and cash equivalents, accounts receivable and property and equipment. As of December 31, 2010, the total liabilities for the consolidated VIEs were $60.3 million, mainly comprising deferred revenue and accrued liabilities to suppliers and agents. These balances are reflected in SINA’s consolidated financial statements with intercompany transactions eliminated.
     Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and direct the transfer of assets out of its VIEs. Therefore the Company considers that there is no asset of VIEs that can be used only to settle obligations of VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $24.9 million as of December 31, 2010. Since our VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of our VIEs do not have recourse to the general credit of the Company. Liabilities of the consolidated VIEs totaled $60.3 million as of December 31, 2010, $44.0 million in accrued liabilities, $9.4 million in tax payable and $6.9 million in deferred revenue. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the

Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.
     The following is a summary of the Company’s major VIEs:
•	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through business agreement. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through business agreement. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through business agreement. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is 1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through business agreement. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through business agreement. The IAD Company is an advertising agency. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $7.3 million.
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
Fair value of financial instruments
     All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually).
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
     The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and deferred revenue approximates fair value.
Shares repurchase
     The Company accounts for repurchased ordinary shares under the cost method and includes such share repurchased as a component of the common shareholders’ equity. Cancellation of shares repurchased is recorded as a reduction of ordinary shares and additional paid-in capital, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital.
Cash equivalents
     The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. At December 31, 2010 and 2009, cash equivalents were comprised of investments in time deposits and money market funds stated at cost plus accrued interest.
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
Long-lived assets
     Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $13.6 million, $15.3 million and $16.0 million for 2010, 2009 and 2008, respectively.
     Goodwill. Goodwill is carried at cost and tested for impairment at least annually or more frequently if facts or change in circumstances indicate that this asset may be impaired. A two-step test is used to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level below, is compared to its carrying value including goodwill. The Company generally determines the fair value of its reporting units using market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.
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
Equity investments
     Equity investments are comprised of investments in publicly traded companies and privately-held companies. The Company accounts for its common stock equivalent equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, the cost method accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. The Company accounts for its investment in China Real Estate Information Corporation (“CRIC”) using the equity method of accounting. Following the acquisition date, the Company records its share of the results of CRIC one quarter in arrear within earnings in equity interests.
     The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the Consolidated Statements of Operations.
     The Company invests in marketable equity securities to meet business objective and intends to hold the securities for more than 12 months from the balance sheet date. These marketable securities are classified and accounted for as available-for-sale securities under Equity Investments. Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The fair value of the investment would then become the new cost basis of the investment and shall not be adjusted for subsequent recoveries in fair value. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than- temporary impairment, which will be charged to income.
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
Revenue recognition
Advertising
     Advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company’s websites are recognized ratably over the term of such programs.

     Revenues for advertising services are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.
     Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company’s properties. Barter transactions are recorded at the lower of the fair value of the goods and services received or the fair value of the advertisement given, provided the fair value of the transaction is reliably measurable. Revenues from barter transactions were immaterial for all periods presented.
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
     The Company contracts with China Mobile and its subsidiaries, China Unicom and its subsidiaries, China Telecommunications Corporation and its subsidiaries, and, to a lesser degree, other operators, for billing, collection and transmission services related to the MVAS offered to its users. The Company also contracts with other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as the Company is considered the primary obligor in the arrangement, designs and develops (in some cases with the assistance of third-parties) the MVAS, has reasonable latitude to establish price, has discretion in selecting the operators to offer its MVAS, provides customer services related to the MVAS and takes on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met.
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
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on the Company’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenues is determined at the lower of the latest confirmation rate available and the average of six-month historical rates if such historical average is available. If the Company has not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. Historically, there have been no significant adjustments to the revenue estimates.
     Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2010, 2009 and 2008, the Company recorded MVAS revenues in the amount of $86.2 million, $119.3 million and $103.3 million, respectively. The impact of reporting in one-month lag for MVAS revenues is immaterial.
     Credit memos issued by operators on billings that were previously settled and for which payments have been received are accounted for as a credit to revenue based on a historical rolling average. Historically, the true-ups between accrued amounts and actual credit memos issued have not been material.
     Deferred revenue. Deferred revenue is mostly derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) SINA entered into with China Online Housing Technology Corporation (“COHT”) in

September 2009 as part of the Company’s consideration for the interest in CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenue and amortized over the contract period of ten years. See Note 3 for further discussion related to equity investment in CRIC.
     Fee-based services. Fee-based services allow the Company’s users to subscribe to services on its websites including online games, paid personal email services, paid corporate emails services, etc. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     The recognition of these revenues is partly based on the Company’s assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company’s assessment of the probability of collection of accounts receivable had been different.
     The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for 2010, 2009 and 2008 were $27.2 million, $22.9 million and $25.9 million, respectively.
Costs of revenues
     Advertising. Costs of advertising revenues consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, and equipment depreciation associated with the website production. Costs of advertising revenues also include business taxes, net of business tax refund received, surcharges and cultural business construction fees levied on advertising sales in China, which in aggregate approximate 8.5% of the advertising revenues in China.
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
Advertising expense
     Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2010, 2009 and 2008 were $45.0 million, $45.8 million and $46.4 million, respectively.

Stock-based compensation
     All stock-based awards to employees and directors, including stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.
     The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, or the market approach, the results of which were considered with that of other approaches, including the replacement cost method, to assess reasonableness. Options granted generally vest over four years.
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

Foreign currency translation adjustments to the Company’s comprehensive income (loss) for 2010, 2009 and 2008 were $10.6 million, $0.2 million and $19.6 million, respectively. The Company recorded a net foreign currency transaction gain of $1.3 million in 2010, a net foreign currency transaction loss of $0.1 million in 2009, and a net foreign currency transaction gain of $3.3 million in 2008. The net foreign currency transaction gain in 2008 and 2010 were resulted from the Chinese RMB appreciating against the U.S. dollar.
Net income (loss) per share
     Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and ordinary share equivalents outstanding during the period. Ordinary share equivalents include options to purchase ordinary shares and restricted share units, and conversion of zero-coupon, convertible, subordinated notes, unless they were anti-dilutive.
Comprehensive income (loss)
     Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), foreign currency translation adjustments, share of change in other comprehensive income of CRIC one quarter in arrears, which are foreign currency translation adjustments, and unrealized gains (losses) on marketable securities classified as available-for-sale.
Nonmonetary transaction
     We account for nonmonetary transaction based on ASC 845-10 “Exchanges of Nonmonetary Assets,” which requires the assets exchanged to be based on fair value unless one of the three conditions is met: (1) the fair value of the asset relinquished or received cannot be determined (within reasonable limits), (2) there is an exchange of inventory for inventory that will be sold in the same line of business to facilitate sales to customers, or (3) the transaction lacks commercial substance. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.
Disposal of business
     We account for the disposal of a business by recognizing a gain or loss measured as the difference between (a) the aggregate of (1) the fair value of any consideration received, (2) the fair value of any retained noncontrolling investment in the former business at the date the business is deconsolidated and (3) the carrying amount of any noncontrolling interest in the former business (including any accumulated other comprehensive income (loss) attributable to the noncontrolling interest) at the date the business is deconsolidated; and (b) the carrying amount of the former business’s assets and liabilities. The determination of fair value requires significant judgment in estimates and assumptions. Changes in these estimates and assumptions could materially affect the calculation of the fair value.
Recent accounting pronouncements
     In October 2009, the FASB issued new guidance on revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE”, now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. We do not expect adoption of the new guidance will have material impact on the consolidated financial statement.
     In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired.

If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not expect adoption of the new guidance will have material impact on the consolidated financial statement.
     In December 2010, the FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect adoption of the new guidance will have material impact on the consolidated financial statement.
3. Equity Investments
     Equity investments comprised of investments in publicly traded companies including CRIC and other privately-held companies. The following sets forth the changes in the Company’s equity investments.

	CRIC	Others	Total
	(In thousands)
Balance at December 31, 2008	$—	$—	$—
Investments made	572,000	8,606	580,606
Balance at December 31, 2009	$572,000	$8,606	$580,606
Investments made	8,929	32,641	41,570
Income (loss) from investment	13,066	(462)	12,604
Write down on investment	(128,554)	—	(128,554)
Others	1,019	868	1,887

Balance at December 31, 2010	$466,460	$41,653	$508,113

Equity Investment in CRIC
     In April 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, COHT, and sold 34% interest to eHouse (China) Holdings Limited (“E-House”), in exchange for a payment of $2.5 million in cash and a 10-year exclusive license for business-to-consumer usage of E-House’s CRIC database to COHT. The operating results of COHT were subsequently consolidated.
     In July 2009, the Company entered into a definitive agreement (the “Agreement”) with E-House to merge E-House’s real estate information and consulting services and COHT (the “Transaction”). E-House’s real estate information and consulting services are operated by CRIC, a subsidiary of E-House. Under the Agreement, SINA would contribute its online real estate business into its majority-owned subsidiary COHT, and CRIC would issue its own ordinary shares to SINA to acquire SINA’s equity interest in COHT in exchange for shares in CRIC. In September 2009, the Company entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement (the “License Agreements”) with COHT as part of its consideration for the interest in CRIC. In October 2009, the Transaction was consummated following the listing of CRIC on the NASDAQ Global Select Market. The Company’s interest in CRIC was valued at $572.0 million based on CRIC’s IPO price of $12.00 per American depositary share. On CRIC’s IPO date, the fair value of 66% equity interest in COHT was $384.6 million which was determined by management with the assistance of a valuation consultant. Netting the value of the corresponding shares of the net assets of COHT amounted to $8.0 million (including cash and cash equivalents of $7.6 million and other total assets of $11.9 million, net of total liabilities of $11.5 million), the Company recorded a one-time gain of $376.6 million resulting from the Transaction.
     The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenue and amortized over the contract term of ten years. Please refer to Note 7 for further details.
     Beginning October 1, 2009, the Company no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting. To enable the Company to have more time to collect and analyze CRIC’s results, the Company reports its interest in CRIC one quarter in arrears. In accordance with this lag reporting for its investment in CRIC, the Company did not record any equity income from CRIC for 2009. During 2010, the Company acquired an additional $8.9 million interest in CRIC in the open market, bringing its total ownership to approximately 34% as of December 31, 2010.

     In the fourth quarter of 2010, based on an assessment of other-than-temporary impairment, the Company recorded a $128.6 million charge to write down the investment in CRIC to its fair value. The Company determined the fair value of its investment in CRIC as of December 31, 2010, based on CRIC’s quoted closing stock price of $9.60. The investment was accounted for using the equity method with the cost allocated as follows:

(In thousands)
Carrying value of investment in CRIC	$466,460
Proportionate share of CRIC’s shareholders’ equity	329,034

Excess of carrying value of investment over proportionate share of CRIC’s shareholders’ equity	$137,426

The excess of carrying value has been primarily assigned to:
Goodwill	$111,938
Amortizable intangible assets *(1)	33,856
Deferred tax liabilities	(8,368)

$137,426

Cumulative earnings in equity interest	$13,066

*(1)	The weighted average life of the intangible assets recorded in CRIC’s financial statements is 10 years and the intangible assets not included in CRIC’s financial statements, excluding the asset with indefinite life is 7 years.
Other equity investments
     As of December 31, 2010, other equity investments totaled $41.7 million, of which $39.3 million in privately-held companies and $2.4 million in marketable securities. Investments over which the Company had significant influence and were accounted for under the equity method totaled $8.0 million. Investments over which the Company had no significant influence or interest in which were not considered in substance common shares and, thus, were accounted for under cost method totaled $31.3 million.
     The Company is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2010, the Company determined that such events and changes did not occur and, thus, concluded that there was no impairment to the carrying value of its other equity investments.
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

	Advertising	MVAS	Total
	(In thousands)
Balances at December 31, 2008	$15,159	$68,891	$84,050

Balances at December 31, 2009	$15,159	$68,891	$84,050

Balances at December 31, 2010	$15,159	$68,891	$84,050

     The Company is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment assessment related to goodwill arising from its acquisitions as of December 31, 2010 and concluded that there was no impairment to the carrying value of the goodwill.
     The following table summarized the Company’s intangible assets:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
	(In thousands)			(In thousands)
Technology*	$11,012	$(10,567)	$445	$10,300	$(7,854)	$2,446
Software*	1,844	(1,536)	308	1,844	(922)	922
Other	775	(4)	771	322	—	322

Total	$13,631	$(12,107)	$1,524	$12,466	$(8,776)	$3,690

*	Intangible assets are amortized over the estimated useful lives in the range of two to ten years.

     Amortization expense related to intangible assets was $3.3 million, $4.4 million and $1.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2011	$709
2012	134
2013	45
2014	45
Thereafter	269

Total expected amortization expense	$1,202

5. Cash, Cash Equivalents and Short-term Investments
     Cash, cash equivalents and short-term investments consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Cash and cash equivalents:
Cash	$219,017	$118,074
Cash equivalents:
Bank time deposits	198,093	160,027
Money market funds	226,509	468,322

	424,602	628,349

	643,619	746,423

Short-term investments:
Bank time deposits	239,216	75,095

Total cash, cash equivalents and short-term investments	$882,835	$821,518

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values.
Interest income for the years ended December 31, 2010, 2009 and 2008 was $7.4 million, $8.4 million and $15.4 million, respectively.
6. Balance Sheet Components

	December 31,
	2010	2009
	(In thousands)
Accounts receivable, net:
Accounts receivable	$99,105	$83,790
Allowance for doubtful accounts:
Balance at beginning of year	(8,791)	(9,146)
Disposal of COHT	—	2,440
Additional provision charged to expenses	(1,239)	(5,269)
Recoveries, net of write-off	768	3,184

Balance at end of year	(9,262)	(8,791)

	$89,843	$74,999

Prepaid expenses and other current assets:
Content fees	$5,057	$3,445
Rental and other deposits	5,521	6,222
Prepayments for investments	21,978	7,680
Others	3,425	5,034

	$35,981	$22,381

Property and equipment, net:
Computers and equipment	$95,170	$74,856
Leasehold improvements	6,199	4,819
Furniture and fixtures	5,155	3,916
Other	1,586	1,469

	108,110	85,060
Less: Accumulated depreciation and amortization	(74,821)	(62,038)

	$33,289	$23,022

Accrued liabilities:
Sales rebates	$18,744	$16,197
Content fees	17,430	14,850
Accrued compensation and benefits	11,887	9,284
Marketing expenses	11,232	8,598
Employee payroll withholding tax	3,196	8,717
Advertisement production cost	7,269	3,739
Business taxes payable	8,044	4,707
Sales commission	4,676	3,631
Professional fees	3,083	3,337
Internet connection costs	3,479	3,083
Others	7,152	5,569

	$96,192	$81,712

7. Related Party Transactions
     Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2010 and 2009, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $2.5 million and $0.9 million, respectively. As of December 31, 2010 and 2009, receivables due from COHT were $2.0 million and $6.1 million, respectively. In addition, the Company entered into certain license agreements at the time of the transaction with CRIC. The fair value of these license agreements were measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over the contract period of ten years. The amortized deferred revenue for 2010 and 2009 were $18.7 million and $4.7 million, respectively.
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
     Revenues from related parties, excluding those with CRIC stated above, represented approximately 1% of net advertising revenues for 2010. Transactions with related parties included in costs of revenue represented approximately 1% of total costs of revenue for 2010 and in sales and marketing expenses represented approximately 2% of total sales and marketing expenses. Management believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.
     One of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA. Under this agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2010, 2009 and 2008, the Company paid Broadvision approximately $112,000, $114,000 and $72,000, respectively. There was no payable outstanding as of December 31, 2010.
8. Income Taxes
     The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2010. The Company generated substantially all of its income from its PRC operations for the years ended December 31, 2010, 2009 and 2008, and has recorded income tax provisions for these years. For the year ended December 31, 2010 and 2009, the Company’s Cayman Islands operations recorded an impairment charge of $128.6 million related to its investment in CRIC and a one-time gain of $376.6 million in connection with the Transaction, respectively. See Note 3.
     The components of income before income taxes are as follows:

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except percentage)
Income (loss) before income tax expenses	$(10,903)	$420,628	$95,209
Income (loss) from non China operations	$(119,054)	$338,738	$(12,938)
Income from China operations	$108,151	$81,890	$108,147
Income tax expenses applicable to China operations	$8,436	$8,323	$14,042
Effective tax rate for China operations	8%	10%	13%

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
     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and foreign-invested enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Three of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as high and new technology enterprises under the new EIT Law. In addition, SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for two years from 2010 and is entitled to a preferential tax rate of 12.5% for three years from thereafter.
     The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2010, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

     In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. The Company believes that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although the Company believes that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.
Composition of income tax expenses for China operations
     The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Current tax provision	$9,142	$7,093	$14,098
Deferred tax (benefits) provision	(706)	1,230	(56)

Income tax expenses	$8,436	$8,323	$14,042

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations
     The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2010	2009	2008
Statutory EIT rate	25%	25%	25%
Effect on tax holiday, preferential tax rate and dividend tax on VIEs’ undistributed earnings, net	(18)%	(17)%	(13)%
Permanent differences	1%	1%	1%
Change in valuation allowance	—	1%	—

Effective tax rate for China operations	8%	10%	13%

     The provisions for income taxes for the years ended December 31, 2010, 2009 and 2008 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The lower effective tax rate of the Company’s PRC operations for 2010 as compared to 2009 was primarily due to additional tax holiday received from a newly qualified subsidiary in Shanghai.
     The following table sets forth the effect of tax holiday on China operations:

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share amount)
Tax holiday effect	$20,303	$13,422	$16,146
Basic net income (loss) per share effect	$0.33	$0.25	$0.29
Diluted net income (loss) per share effect	$0.33	$0.23	$0.27

     The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	December 31,
	2010	2009	2008
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$—	$—	$669
Allowances for doubtful accounts, accruals and other liabilities	5,596	4,313	5,159
Depreciation	202	218	1,736

Total deferred tax assets	5,798	4,531	7,564

Less: valuation allowance	(4,787)	(4,259)	(6,252)

Net deferred tax assets	$1,011	$272	$1,312

Deferred tax liabilities:
Depreciation	(223)	(190)	—

Total deferred tax liabilities	$(223)	$(190)	$—

     Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 25% or applicable preferential rates.
U.S.
     As of December 31, 2010, the Company’s subsidiary in the U.S. had approximately $82.3 million of federal and $33.8 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2030, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2020. Included in the net operating loss carryforwards were $36.1 million and $23.3 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2010 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2010	2009	2008
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$30,327	$30,372	$30,013
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	503	512	425

Total deferred tax assets	30,830	30,884	30,438
Less: valuation allowance	(30,830)	(30,884)	(30,438)

Deferred tax assets	$—	$—	$—

Hong Kong
     As of December 31, 2010, the Company’s Hong Kong subsidiary had approximately $15.7 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2010, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	December 31,
	2010	2009	2008
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,584	$2,523	$2,360
Less: valuation allowance	(2,584)	(2,523)	(2,360)

Deferred tax assets	$—	$—	$—

Aggregate net deferred tax assets
     The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	December 31,
	2010	2009	2008
	(In thousands)
Deferred tax assets included in prepaid expenses and other current assets and other assets:
Net operating loss carryforwards	$32,911	$32,895	$33,042
Allowances for doubtful accounts, accruals and other liabilities	5,753	4,479	5,238
Depreciation	202	218	1,736
Other tax credits	346	346	346

Total deferred tax assets	39,212	37,938	40,362
Less: valuation allowance	(38,201)	(37,666)	(39,050)

Net deferred tax assets	$1,011	$272	$1,312

Deferred tax liabilities included in accrued liabilities:
Depreciation	$(223)	$(190)	$—

Total deferred tax liabilities	$(223)	$(190)	$—

9. Net Income (Loss) Per Share
     Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2010, 2009 and 2008, options to purchase ordinary shares, restricted share units and convertible bond that were anti-dilutive and excluded from the calculation of diluted net income (loss) per share were approximately 4,814,000, 889,000 and 644,000, respectively.
     The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$(19,094)	$411,895	$80,638

Denominator:
Weighted average ordinary shares outstanding	61,216	54,722	55,821
Basic net income (loss) per share attributable to SINA	$(0.31)	$7.53	$1.44

Diluted net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$(19,094)	$411,895	$80,638

Denominator:
Weighted average ordinary shares outstanding	61,216	54,722	55,821
Weighted average ordinary shares equivalents:
Stock options	—	426	770
Unvested restricted shares	—	272	44
Convertible debt	—	3,839	3,839

Shares used in computing diluted net income (loss) per share attributable to SINA	61,216	59,259	60,474

Diluted net income (loss) per share attributable to SINA	$(0.31)	$6.95	$1.33
10. Employee Benefit Plans
China Contribution Plan
     The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2010, 2009 and 2008, the Company contributed a total of $12.2 million, $10.8 million, $9.5 million, respectively.
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
11. Profit Appropriation
     The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s FIEs, its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits calculated in accordance with the PRC GAAP. Effective January 1, 2006 under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the Company.
     General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2010 and 2009, the Company was subject to a maximum appropriation of $15.4 million and $12.8 million, respectively, to these non-distributable reserve funds.
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
Private equity placement with New-Wave
     In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave, a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. Investors in New-Wave include certain key managers and employees of the Company, including without limitation, Charles Chao, Herman Yu, Hong Du, Tong Chen and Yan Wang, and funds managed by CITIC Capital, whose Chief Executive Officer, Yichen Zhang, is a director of the Company. In November 2009, 5,608,612 ordinary shares were issued to New-Wave for the aggregate consideration of $180 million. The key managers and employees who have invested in New-Wave cannot effect a distribution of the Company’s ordinary shares underlying their shareholding interest in New-Wave unless the holders of more than 50% of New-Wave’s ordinary shares have requested such a distribution and certain other conditions have been satisfied. The shareholding interest in New-Wave of each of the key managers or employees, other than Charles Chao, corresponds to a number of the Company’s ordinary shares that, when aggregated with all other ordinary shares of the Company beneficially owned by such key managers or employees (including ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days from the date hereof), is less than one percent of the Company’s total issued and outstanding ordinary shares. The shares issued to New-Wave were subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave.
Amended and Restated 2007 Share Incentive Plan
     On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. Under the plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 share for every 1 share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Upon the adoption of the 2007 Plan on June 29, 2007, the 2007 Plan replaced the existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. As of December 31, 2010, there were 388,000 options and 538,000 restricted share units outstanding under the Amended and Restated 2007 Plan.
1999 Stock Plan
     In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. As of December 31, 2010, there were a total of 379,000 options outstanding under the 1999 Plan. Upon the adoption of the 2007 Plan, no additional awards could be made under the 1999 Plan.
1999 Executive Stock Option Plan
     In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 ordinary shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase ordinary shares and ordinary share purchase rights to eligible employees and consultants. There was no option outstanding under the Executive Plan as of December 31, 2010. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Upon the adoption of the 2007 Plan, no additional awards could be made under the Executive Plan.

1999 Directors’ Stock Option Plan
     In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2010, 254,000 options were outstanding under the Directors’ Plan. Upon the adoption of the 2007 Plan, no additional awards could be made under the Directors’ Plan.
Stock-based Compensation

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Included in:
Costs of revenues	$2,989	$5,400	$3,248
Sales and marketing	2,369	5,973	2,098
Product development	1,812	4,112	1,978
General and administrative	6,232	17,759	6,943

	$13,402	$33,244	$14,267

     Stock-based compensation expense for 2009 included $10.7 million, which is attributable to the increase in fair value of the financed shares from the agreement date with New-Wave in September 2009, when the price was set, to the closing date of the private equity financing in November 2009, the measurement date for accounting purposes. The difference between the fair value of financed shares beneficially owned by management at the closing date and the amount paid by management set at the agreement date is deemed as compensation and recorded as stock-based compensation expense.
     As of December 31, 2010, there was $17.0 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees and non-employee directors which will be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Valuation of Stock Options
     The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2010	2009	2008
Stock options:
Expected term (in years)	—	—	4.0
Expected volatility	—	—	46% - 50%
Risk-free interest rate	—	—	2.0% - 2.7%
Expected dividend yield	—	—	0
     No option was granted in 2010 and 2009. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2008 due to the lack of industry comparison. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

     The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2008	3,851
Granted*	(2,202)
Cancelled/expired/forfeited	95

December 31, 2009	1,744
Granted*	(67)
Shares added under Amended and Restated 2007 Plan	5,000
Cancelled/expired/forfeited	65

December 31, 2010	6,742

*	In 2010 and 2009, 38,000 and 1,258,000 restricted shares units, or 67,000 and 2,202,000 equivalent shares, were granted, respectively.
Summary of Stock Option
     The following table sets forth the summary of option activities under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2008	2,835	$25.85	4.39	$4,018
Exercised	(1,118)	$23.42
Cancelled/expired/forfeited	(138)	$29.31

December 31, 2009	1,579	$27.30	3.68	$28,509
Exercised	(511)	$23.08
Cancelled/expired/forfeited	(47)	$28.94

December 31, 2010	1,021	$29.34	3.06	$40,321

Vested and expected to vest as of December 31, 2009	1,550	$27.17	3.68	$28,194
Exercisable as of December 31, 2009	1,136	$25.34	3.65	$22,702

Vested and expected to vest as of December 31, 2010	1,019	$29.33	3.06	$40,254
Exercisable as of December 31, 2010	858	$28.19	3.03	$34,846
     The total intrinsic value of options exercised during 2010 and 2009 was $13.9 million and $21.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2010 was $12.5 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2010 and 2009 was $68.82 and $45.18, respectively.
     As of December 31, 2010, there was $3.0 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     Information regarding the stock options outstanding at December 31, 2010 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
$1.32 - $23.17	256	$19.77	256	$19.77	2.07
$24.23 - $30.35	284	$25.61	284	$25.61	3.71
$33.29 - $33.29	267	$33.29	139	$33.29	3.19
$33.68 - $49.95	214	$40.81	179	$40.39	3.23

	1,021	$29.34	858	$28.19	3.06

Summary of Service-Based Restricted Share Units
     The following table sets forth the summary of service-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2008	75	$46.83
Awarded*	1,258	$28.30
Vested	(458)	$32.22
Cancelled	(8)	$22.82

December 31, 2009	867	$27.88
Awarded*	38	$43.57
Vested	(345)	$27.07
Cancelled	(22)	$38.90

December 31, 2010	538	$29.06

*	36,000 and 42,000 restricted shares units were granted to non-employee directors, respectively in 2010 and 2009.
     Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2010, there was $14.0 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value based on the respective vesting dates of the restricted share units vested during the year ended December 31, 2010 was $15.9 million
Summary of Performance-Based Restricted Share Units
     The following table sets forth the summary of performance-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2008	68	$40.57
Vested	(68)	$40.57

December 31, 2009	—	—

December 31, 2010	—	—

     Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2010, there was no unrecognized compensation cost related to non-vested, performance-based restricted share units granted to the Company’s employees.
     In September 2008, COHT adopted a 2008 Share Incentive Plan (the “2008 COHT Plan”). The 2008 COHT Plan permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Estimated grant date fair value of options granted in 2009 and 2008 was $0.5 million. Stock compensation expenses related to the grant are amortized over four years on a straight-line basis, with $119,000 and $42,000 expensed in 2009 and 2008, respectively. The 2008 COHT Plan was assumed by CRIC in the Transaction described in Note 3. In August 2010, the Company’s subsidiary T.CN Corporation adopted a 2010 Share Incentive Plan (the “2010 T.CN Plan”), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of T.CN to employees, directors and consultants. During 2010, the Company granted options of T.CN equivalent to approximately 15.9% of the subsidiary’s ordinary shares on a fully diluted basis. Estimated grant date fair value of options granted in 2010 was $4.2 million. Stock compensation expenses related to the grants are amortized over four years on a straight-line basis with $267,000 expensed in 2010.
13. Segment Information
     The Company currently operates in three principal business segments globally — advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are usually at the revenue or gross margin level. The Company currently does not allocate operating costs nor assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

     The following is a summary of revenues, costs of revenues and gross margins:

	Advertising	MVAS	Other	Total
	(In thousands, except percentages)
Year ended December 31, 2010:
Net revenues	$290,814	$86,183	$25,620	$402,617
Costs of revenues	116,295	49,612	2,503	168,410
Gross margin	60%	42%	90%	58%
Year ended December 31, 2009:
Net revenues	$227,895	$119,341	$11,331	$358,567
Costs of revenues	99,835	56,851	1,606	158,292
Gross margin	56%	52%	86%	56%
Year ended December 31, 2008:
Net revenues	$258,499	$103,318	$7,770	$369,587
Costs of revenues	100,008	48,005	2,322	150,335
Gross margin	61%	54%	70%	59%
     The following is a summary of the Company’s geographic operations:

	China	International	Total
	(In thousands)
Year ended and as of December 31, 2010:
Net revenues	$398,743	$3,874	$402,617
Long-lived assets	32,690	599	33,289
Year ended and as of December 31, 2009:
Net revenues	$355,585	$2,982	$358,567
Long-lived assets	22,346	676	23,022
Year ended and as of December 31, 2008:
Net revenues	$365,959	$3,628	$369,587
Long-lived assets	33,005	1,106	34,111
     Revenues are attributed to the countries in which the invoices are issued.
14. Financial Instruments
Fair Value of Financial Instruments

	Fair Value Measurements at December 31, 2010
	(In thousands)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)
Money market funds(1)	$226,509	$226,509	$—
Bank time deposits(2)	437,309	—	437,309

Total	$663,818	$226,509	$437,309

	Fair Value Measurements at December 31, 2009
	(In thousands)
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)
Money market funds(1)	$468,322	$468,322	$—
Bank time deposits(2)	235,122	—	235,122

Total	$703,444	$468,322	$235,122

(1)	Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)	Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

Concentration of Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. In addition, with majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which the Company has no way to hedge.
     The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC, Hong Kong and Taiwan that management believes are of high credit quality.
     The Company had approximately $597.0 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months) and bank notes, with large domestic banks in China as of December 31, 2010. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.
     Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2010 and 2009, substantially all accounts receivable were derived from the Company’s China operations.
     Advertising revenues from agencies accounted for approximately 91%, 93% and 91% of the Company’s advertising revenues for fiscal year 2010, 2009 and 2008, respectively. For 2010, our 10 largest advertising agencies in China contributed to 51% of our advertising revenues, and no individual customer or agency accounted for more than 10% of our total net revenues in 2010. For 2009 and 2008, Focus Media, mainly through its advertising agency subsidiaries, accounted for 12% and 14%, respectively, of the Company’s total net revenues. No advertising agency accounted for 10% or more of the Company’s net accounts receivables as of December 31, 2010. Focus Media and HY Link Advertising (BJ) Co., also a large advertising agency in China, accounted for 17% and 10%, respectively, of the Company’s net accounts receivables as of December 31, 2009. No individual advertising customer accounted for 10% or more of total net revenues for 2010, 2009 and 2008. No individual advertising customer accounted for 10% or more of net accounts receivables as of December 31, 2010 and 2009.
     With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 17%, 28% and 25% of the Company’s net revenues in 2010, 2009, and 2008, respectively. Revenues from the SMS product line accounted for 10%, 15% and less than 10% of the Company’s net revenues for 2010, 2009 and 2008, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for less than 10% and 13% of the Company’s net accounts receivables as of December 31, 2010 and 2009, respectively. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing and collection services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.
     The majority of the Company’s net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2010, the Company is subject to a maximum appropriation of $15.4 million to these non-distributable reserve funds.
     In 2010, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2010, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $318.7 million, accounting for 36% of the Company’s total cash, cash equivalents and short-term investments balance. The Company’s accounts receivable balance denominated in RMB was $89.2 million, which accounted for 99% of its net accounts receivable balance. The Company’s current liabilities balance denominated in RMB was $102.2 million, which accounted for 41% of its total current liabilities balance as of December 31, 2010. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

     The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2010.
15. Convertible Debt
     In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended March 31, 2011, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above; therefore, the Notes are convertible into SINA ordinary shares during the quarter ending June 30, 2011.
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
16. Commitments and Contingencies
     Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2013. For the years ended December 31, 2010, 2009 and 2008, rental expense was $8.4 million, $7.6 million and $6.5 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2010 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
Operating leases commitment	$18,607	$5,528	$13,079	$—	$—
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with websites production, content fees associated with websites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2010 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
Purchase commitments	$98,129	$64,713	$33,016	$177	$223
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

17. Subsequent Events
     In March 2011, the Company purchased 77.0 million ordinary shares (equivalent to 11.0 million American Depositary Shares (“ADS”), or approximately 19% of Mecox Lane’s issued and outstanding shares) (“Purchase Shares”) of Mecox Lane Limited (“Mecox Lane”) for an aggregate purchase price of $66.0 million, or $0.8571 per share, equivalent to $6.00 per ADS (“Mecox Transaction”). The Company has right to nominate one member to Mecox Lane’s board of directors. The Purchase Shares are subject to a one-year lock-up the closing date of the Mecox Transaction. The Company also has a two-year option from the closing date to purchase an additional 48.3 million ordinary shares (equivalent to 6.9 million ADS) of Mecox Lane with an exercise price of $1.1429 per share, equivalent to $8.00 per ADS.
     Subsequent to December 31, 2010, the Company issued approximately 3.7 million new common shares to settle conversion requests equivalent to $96.1 million in convertible bond at a conversion price of $25.79.
     The Company has performed an evaluation of subsequent events May 31, 2011, noting no other events or transactions requiring recognition or disclosure.