Form 20-F
period 2011-12-31
SINA CORP
filed 2012-04-27
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 000-30698

SINA CORPORATION
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

37F, Jin Mao Tower 88 Century Boulevard, Pudong Shanghai 200121, China
(Address of principal executive offices)

Chief Financial Officer
Phone: +8610 8262 8888
Facsimile: +8610 8260 7166
20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China

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

Not Applicable
(Title of Class)

As of December 31, 2011, there were 66,143,434 shares of the registrant’s ordinary shares outstanding, $0.133 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.      Selected Financial Data

The selected consolidated financial data present the results for the five fiscal periods ended and as of December 31, 2011. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended December 31,
	2011(1)	2010(2)	2009(3)	2008(4)	2007
	(In thousands, except per share data)
Operations:
Net revenues	$482,829	$402,617	$358,567	$369,587	$246,127
Gross profit	267,481	234,207	200,275	219,252	151,425
Income (loss) from operations	(33,662)	96,243	37,202	74,581	51,014
Income (loss) before income tax expense	(297,417)	(10,903)	420,628	95,209	60,619
Net income (loss)	(302,418)	(19,339)	412,305	81,167	54,115
Net income (loss) attributable to SINA	(302,092)	(19,094)	411,895	80,638	54,115
Net income (loss) per share attributable to SINA
Basic	$(4.64)	$(0.31)	$7.53	$1.44	$0.98
Diluted	$(4.64)	$(0.31)	$6.95	$1.33	$0.97
Shares used in computing basic net income (loss) per share attributable to SINA	65,121	61,261	54,722	55,821	55,038
Shares used in computing diluted net income (loss) per share attributable to SINA	65,121	61,261	59,259	60,474	60,020

(1)          Fiscal year 2011 included $350.1 million in impairment charges, including other-than-temporary impairment of $230.3 million related to our equity investment in China Real Estate Information Corporation (“CRIC”), other-than-temporary impairment of $50.9 million related to our equity investment in Mecox Lane Limited (“MCOX”) and goodwill impairment of $68.9 million related to our MVAS business.

(2)          Fiscal year 2010 included an other-than-temporary impairment of $128.6 million related to our equity investment in CRIC.

(3)          In 2009, the Company spun off China Online Housing Technology Corporation (“COHT”) and merged it with CRIC, a real estate information and consulting services subsidiary of E-House (China) Holdings Limited (“E-House”), following CRIC’s initial public offering (“IPO”). The Company recorded a one-time gain of $376.6 million resulting from the sale of its 66% equity interest in COHT in exchange for CRIC’s ordinary shares. Beginning October 1, 2009, the Company no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting.

(4)          In 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, COHT, and sold a 34% interest to E-House. The operating results of COHT were subsequently consolidated.

	As of December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$673,475	$882,835	$821,518	$603,824	$477,999
Working capital	627,167	760,635	694,484	498,524	377,608
Total assets	1,391,447	1,636,090	1,613,842	822,494	662,263
Long-term liabilities	128,355	147,540	166,729	4,039	1,337
Total liabilities	329,098	395,564	391,143	197,946	167,287
SINA shareholders’ equity	1,055,670	1,239,308	1,221,727	620,505	494,976
Total shareholders’ equity	1,062,349	1,240,526	1,222,699	624,548	494,976

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Due to the rapidly evolving market in which we operate, we cannot predict whether we will meet internal or external expectations of future performance.

Our primary market is in China, where the operating environment is less predictable and mature than those of developed economies and where the Internet industry is rapidly evolving, with new products, new business models and new companies continually entering the market. In addition, sudden regulatory changes can have a sudden and significant impact on many aspects of our business. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on emerging products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a fast changing market where there are abundant private and public capital to support competing new product developments, new business models and new companies. These risks include our ability to:

•                                          offer new and innovative products;

•                                          attract advertisers;

•                                          attract a larger audience to our network;

•                                          react quickly and effectively to regulatory changes;

•                                          derive revenue from our users from fee-based and other Internet services, including our social media product “Weibo;”

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

•                                          expand the content and services on our network, secure premium content and increase network bandwidth in a cost-effective manner; and

•                                          develop a sufficiently large customer and user base and develop monetization models acceptable by the marketplace for our Weibo service, so as to recover the cost for developing and marketing the business and cause it to eventually achieve profitability.

Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced declining trends. Many online advertising companies in China with varying monetization models and product lines have recently received private and/or public capital funding and are seeking to grow their online advertising revenues and gain market share, often with apparent little regard to profit margins. In the past, we have relied on the growth of our online advertising business to derive profitability, which we have used to fund new initiatives, such as Weibo. Our online advertising business may suffer from price competition from other online advertising companies who seem to be willing to grow their advertising revenues and market shares at low margins or at a loss. We may have to lower our profitability or operate at a loss in order to adequately fund critical initiatives that we believe will create value for our company and strengthen our market position over the long run. Our operating results have in the past fallen below the expectations of industry analysts and investors and may do so again in the future. Our share price may decline significantly as a result of not meeting internal or external expectations of future performance.

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by various factors, including but not limited to, our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; lack of significant news events in the current period, resulting in lower website traffic; technical difficulties, system downtime or Internet failures; changes in demand for advertising space, new advertising formats or new advertising products from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; operators’ policies; governmental regulation and potentially sudden changes in policies affecting our businesses; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; decreases in earnings from equity investments; impairment of our equity investments; lower interest income resulting from decreased in interest yield and cash balance; and general economic conditions and economic conditions specific to the Internet, wireless, e-commerce, media/advertising industry and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

We are relying on advertising sales as a significant part of our future revenues, but the online advertising market is subject to many uncertainties, which could cause our advertising revenues to decline.

The online advertising market is rapidly evolving in China. Many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. We may not be successful in attracting new advertisers, convincing our current and potential advertisers to increase their budgets for online advertising or securing a significant share of those budgets. If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue could be negatively affected. Our ability to generate and maintain significant advertising revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:

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

•                                          changes in government policy that curtail or restrict our online advertising services or content offerings or increase our costs associated with policy compliance;

•                                          the acceptance of online advertising as an effective way for advertisers to market their businesses;

•                                          advertisers’ preferences for new online advertising formats, products or business models offered by other competitors and our ability to provide similar or competing new formats, products and solutions;

•                                          the development of independent and reliable means of verifying levels of online advertising and traffic; and

•                                          the effectiveness of our advertising delivery, tracking and reporting systems.

In 2011, approximately 86% of our advertising revenues were derived from the automobile, fast-moving consumer goods, Internet and financial services, IT and telecommunication sectors. If there is a downturn in advertising spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer. Our growth in advertising revenues will also depend on our ability to increase the advertising space on our network and develop new advertising inventory offerings, such as those tied to video content and user-generated content in social media or social networking environments and performance-based inventories. If we fail to increase our advertising space at a sufficient rate or fail to develop new advertising inventory offerings that achieve market acceptance, our growth in advertising revenues could be hampered and our share price may drop significantly. Further, the increasing usage of Internet advertising blocking software may result in a decrease of our advertising revenues as the advertisers may choose not to advertise on the Internet if Internet advertising blocking software is widely used. Our advertising revenues may also be significantly adversely impacted if we are unable to develop effective advertising offerings for our mobile traffic, as Internet users in China more and more rely on mobile devices, such as smart phones and tablets, to access the Internet.

If our social media Weibo fails to achieve success and yield profits, our share performance could suffer significantly and your investment in our shares may be adversely affected.

We have not yet established a monetization model for Weibo. Weibo is a form of social media featuring microblogging services and social networking services and, thus, is subject to competition from developers of both types of services and potential new types of online networking services. Monetization has been a challenge for other microblogging services and social networking services, and it could be a challenge for us as well. We cannot guarantee that the monetizing methods adopted by other microblogging services and social networking services will work with Weibo. In our efforts to build scale and increase user base and user stickiness, we have significantly increased and expect to further increase investments in Weibo in areas such as technology, infrastructure and marketing, which have caused our profitability to significantly decline and may result in further declines. In addition, we cannot assure you that the investments we make will result in increased Weibo users and traffic. If our monetization efforts are not successful, then our investments in Weibo could significantly depress our profitability, and if we are unsuccessful in growing Weibo’s user base and traffic, our share performance could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

The microblogging services and social networking services sector is highly competitive in China. The major Chinese portals, including Tencent Holdings Ltd. (“Tencent”), Sohu.com Inc. (“Sohu”) and NetEase.com Inc. (“Netease”), offer similar products that compete with us for users and traffic, as well as content, talent and marketing resources. In addition, there are many websites that specialize in developing microblogging services and social networking services, including Kaixin001.com, Renren.com, Giant Interactive Group Inc. (“Giant Interactive”) (51.com) and China Mobile (139.com). We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our financial performance.

In addition, government regulation and censorship of information disseminated over the Internet in China may adversely affect our ability to operate Weibo. See “Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.” below for further details. Although we attempt to monitor the content posted on Weibo, we may not always be able to effectively control or restrict the content generated or placed on Weibo by our users and the PRC government may increase the level of Internet censorship. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up comments related to certain rumors that were posted on our website. If in the future the PRC government authorities decide to restrict the dissemination of information via microblogging services or online postings in general, Weibo could be impaired or even ordered to shut down, which may adversely impact our website traffic, ability to monetize this aspect of our business and our brand equity.

Furthermore, we may be subject to claims based on the user-generated content posted on Weibo. See “We may be subject to litigation for user-generated content provided on our websites, which may be time-consuming to defend.” below for more details.

We rely on MVAS for a significant portion of our revenues. Our MVAS revenues have experienced an overall decline and may decrease further in the future.

In 2011, 2010 and 2009, MVAS revenues accounted for 18%, 22% and 33% of our total net revenues, respectively. Our MVAS revenues declined 3% year over year in 2011 and 28% in 2010, and may further decline in the future. If users do not adopt our MVAS at a sufficient rate, our overall MVAS revenue growth could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

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

•                                          changes in policy, process and/or system by China Mobile Communications Corporation (“China Mobile”), China United Network Communications Group Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection. Examples include limiting the service offerings and partnerships allowed for each Short Messaging Service (“SMS”) service code; requiring additional notices and customer confirmations in the MVAS ordering process; complicating the product launch approval process; and shifting our products to more costly platforms. In the past, the mobile operators have made sudden changes that have significantly impacted our revenues and may continue to do so in the future; and

•                                          changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (superseded by the Ministry of Industry and Information Technology established in March 2008, both of which are referred to as “MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated. MII has proposed requiring mobile users, including pre-paid card subscribers, to register their real identity. Implementation of these types of changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers.

We cannot assure you that our new MVAS offerings will be accepted by the market, in light of evolving and/or unclear policies and regulations, will meet the requirements of operator policies and government regulations upon release, or that we will be able to develop new MVAS that will provide meaningful margin contribution, especially in the current competitive landscape where MVAS providers are willing to accept lower revenue shares to acquire marketing channels and MVAS content and where operators are increasing revenue shares for new MVAS offerings and MVAS offerings using their newer platforms. If revenues from our MVAS services do not grow significantly or generate profits, our financial position, results of operations and cash flows could be materially and adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

With respect to MVAS, we rely on China Mobile, China Unicom and other operators for marketing, service delivery, billing and payment collection, and we may be negatively affected by changes that they may make suddenly and unilaterally.

Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom and, to a lesser extent, China Telecommunications Corporation (“China Telecom”). We rely on the operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bills; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop new products and services. As of December 31, 2011, we offered our MVAS through 31 provincial and local subsidiaries of China Mobile and 12 provincial subsidiaries of China Unicom. As we have limited bargaining power against the operators, we may be required to enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:

•                                          In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement, based on the receipt of billing statement, with China Unicom has taken up to four months, which has negatively impacted our cash flows. In addition, if we are unable to rely on historical confirmation rates from China Unicom as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received.

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

•                                          In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We believe it has had and will continue to have a significant negative impact to our MVAS business.

•                                          In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicated the purchasing process of MVAS and reduced the effectiveness of our direct advertising and increased the difficulties of new user recruitment.

•                                          In November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers of Wireless Application Protocol (“WAP”) services since 2009, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. China Mobile has not yet indicated whether WAP billing will resume and, if so, when and under what conditions.

•                                          In December 2010, under MII’s policy directives, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. This has complicated the subscription process and reduced our ability to acquire new monthly subscribers in a cost-effective manner.

•                                          In January 2011, China Mobile implemented a series of measures that included limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. These measures have had a negative impact to our results of operations, cash flows and financial condition.

Our mobile operators have made other policy changes in the past and could make further changes at any time, including, but not limited to, requiring us to use the operators’ customer service and/or marketing service and charging for these services; requiring us to migrate our MVAS to an operator’s platform and increase the fees charged for using the operator’s platform; changing their fee structure or billing method in a way that would require us to delay the recognition of MVAS revenues from an accrual basis to when actual payments are received; implementing new billing rules, such as reducing MVAS fees that can be charged to users; disallowing us to bill certain inactive users and limiting the amount of MVAS fees that can be billed; requiring us to absorb end customer bad debts; issuing new rules on how WAP services are ranked on operator browsers, which significantly determines WAP revenues; refusing to pay us for services delivered; limiting the product offerings of SPs by working directly with content providers to launch competing services or giving exclusive rights to certain SPs to offer certain MVAS; complicating our product launch procedures by requiring approval at the provincial level of the operator; and prolonging the product launch review period from monthly to quarterly. Any change in policy, process or system by the operators could result in a material reduction of our MVAS revenues.

China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These operators have generally retained a certain percentage of the fees for MVAS we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and Multimedia Message Service (“MMS”) on a per message basis, and the rates of such transmission fees vary for different products and message volume. For 2011, we received on average 66% and 78% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.

Our MVAS revenues could be negatively impacted if China Mobile, China Unicom or other operators restrict MVAS to be charged on a monthly subscription basis or disallow us to charge monthly fees for users who do not use our service in a particular month. For 2011, approximately 5 % of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS and MMS.

In the past, China Mobile and China Unicom imposed penalties on MVAS providers for violating certain operating policies relating to MVAS. In some cases, they stopped making payments to certain SPs for severe violations. To date, the accrued penalties we have received have been insignificant in dollar amounts, but it is difficult to determine the specific conduct that might be interpreted as violating such operating policies. Additionally, operators may unilaterally revise their arrangements with us at any time, which could result in us breaching the new terms and being subject to fines. In the future, if China Mobile, China Unicom or other operators impose more severe penalties on us for policy violations, our MVAS revenues and operating results may be negatively impacted.

We are potentially subject to liability and penalty for delivering inappropriate content through our MVAS. One of the violations cited in the notice for temporary termination of our IVR service at the end of July 2004 was that we had provided inappropriate content to our mobile subscribers through our IVR service. The definition and interpretation of inappropriate content in many cases are vague and subjective. We are not sure whether operators, including China Mobile and China Unicom, or the Chinese government will find our mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our MVAS revenues may suffer significantly.

A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true-up adjustments to our estimates. If there was no consistent trend of confirmation rates or if there were continuous significant true-up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to SPs from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For 2011, approximately 9% of our MVAS revenues were estimated at period end.

In the past, China Mobile has requested resettlement of billings that were settled in previous periods and on which payments have been made to us. We have had to accrued for such credits to revenues based on a rolling history and the true-ups between the accrued amounts and actual credit memos issued have not been significant. However, there is no guarantee that China Mobile or other operators will not request resettlement of previously received payments. If China Mobile or other operators request resettlement of billings for a previous period at amounts significantly larger than our credit memo accrual based on historical patterns, our operating results, financial position and cash flow may be severely impacted.

If China Mobile’s, China Unicom’s or other operators’ systems encounter technical problems, if they refuse to cooperate with us or if they do not provide adequate services, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.

The markets for Internet and MVAS services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, which could reduce our market share and adversely affect our financial performance.

The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services, email and e-commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. We also face competition from providers of software and other Internet products and services. In addition, we compete with entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, including, but not limited to, portals, search sites, microblogging, social networking and other online community services, desktop applications and mobile applications.

Our competitors include existing or emerging PRC Internet portals as well as vertical websites competing in a specific niche such as automobile, finance and IT information. Our competitors in these areas include Baidu.com, Inc. (“Baidu”), Tencent, Netease, TOM Online, Inc. (“TOM Online”), Sohu, iFeng.com, Hexun, East Money, China Finance Online, PCAuto, Auto Home, Bitauto, Xcar.com. ZOL.com, PCpop.com and PConline. Many of these companies are large, well-capitalized entities that currently offer, and could further develop or acquire, content and services that compete with those that we offer. Companies such as these may have greater financial and technical resources, larger and more active user base, better brand recognition, more developed sales and marketing networks, more customers, stronger government relationships and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers.

We also compete for advertisers with traditional media companies, such as newspapers, magazines and television networks that have a longer history of operation and greater acceptance among advertisers. Although outdoor media companies more directly compete with traditional media, such as television, they also indirectly compete with us to convert advertisers from traditional media to their own formats. These competitors include Focus Media Holding Limited (“Focus Media”), Air Media Group Inc., Vision China Media Inc. and other China-based private or public outdoor media advertising companies.

There is significant competition among MVAS providers. A large number of independent MVAS providers, such as Kongzhong Corporation (“Kongzhong”), Tencent, TOM Online, Hurray! Holding Co., Ltd. (“Hurray”), Sohu and Linktone Ltd. (“Linktone”), compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development. Any of our present or future MVAS competitors may offer value-added services or other mobile offerings that provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than us.

Our other areas of focus for future growth include WAP portal, online video and Web 2.0 services. The main competitors for our WAP portal include Tencent and WAP portals operated by mobile operators such as China Mobile’s Monternet. We also face intense competition from companies offering online video and Web 2.0 services including public companies such as Baidu, Tencent, Netease, Sohu, Renren.com, China Mobile (139.com), Shanda (Ku6, Shanda Literature and Tuita.com), iFeng.com, Youku Inc. (“Youku”), Tudou Holdings Limited (“Tudou”), and Giant Interactive (51.com), as well as private companies such as PPLive, PPStream, Dianping.com, Meilishuo.com, Immomo.com, Kaixin001.com, Tianya.cn, Bokee, Blogbus, Poco, Blogcn, Hexun and Diandian.com. Web 2.0 companies are defined as those that offer tools to: (1) generate traffic through user-generated content, such as microblogging services and social networking services, light blogs, blogs, online video, online music and photo sharing and other online communities; (2) allow users to communicate, such as instant messaging, Walkie Talkie application and email, and/or (3) allow users to personalize individual sites and virtual communities.

In addition, we compete with companies who sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, including, but not limited to, providers of search services, desktop applications, mobile applications and operating systems. Search providers include Internet search companies, such as Baidu, Tencent (Soso), Yahoo! Inc. (“Yahoo!”)/Alibaba, Sohu (Sogou), Microsoft (Bing), Netease (Youdao) and Google, Inc. (“Google”), as well as vertical search companies, such as Youku (video search), Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search). Companies that offer desktop applications, such as instant messaging (IM), pinyin, web browsing and application downloading, and mobile applications, such as Walkie Talkie application and mobile browsing, include Tencent, Sohu (Sogou), Qihoo, Microsoft Corporation (“Microsoft”), Yahoo!/Alibaba (Yahoo Messenger) and UC Mobile Ltd. (UC Browser). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile Internet users are increasingly using the application stores as an initial entry point to various Internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other Internet offerings and provide advertising services.

We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting fee-based services, large global competitors, such as Facebook, Twitter, LinkedIn, MySpace, Microsoft (MSN

Messenger), Yahoo!, eBay Inc. (“eBay”), Google and America Online Inc. (“AOL”), may increasingly focus their resources on the Greater China market. Some of these global Internet companies may partner with domestic organizations to penetrate the PRC market.

Many of our competitors have a longer history of providing these online services, a larger and more active user base and currently offer a greater breadth of products that may be more popular than our online offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors may have greater financial and other resources than we have, may be able to more quickly react to changing consumer requirements and demands, may deliver competitive services at lower prices or with more desirable features and functionalities, may continue to compete even when loss-making and may market more effectively to certain user audiences. Increased competition could result in reduced traffic, loss of market share and revenues and lower profit margins.

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

There has in the past been various negative press coverage about our company based on untrue or unsubstantiated rumors and, as a result, the price of our ordinary shares has at times been negatively affected. We have in some cases taken affirmative steps to address such coverage. However, we cannot assure you that we will be able to diffuse negative press coverage about our company to the satisfaction of our investors, users, advertisers, customers and strategic partners. If we are unable to diffuse negative press coverage about our company, our brands may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ordinary shares may decline.

Our financial results could be adversely affected by E-House, Tudou and other equity investments.

We reported our ownership in CRIC using the equity method of accounting starting from October 1, 2009 and, as such, our net income was impacted by CRIC’s performance. For 2011, we recorded $2.6 million in income from equity investment in CRIC. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. Our earnings from equity investments may decline as a result of the merger of CRIC with E-House, which incurred an operating loss in 2011 from its operations (excluding CRIC’s results). We are currently evaluating the accounting treatment related to the privatization of CRIC.

Our future financial results may be adversely affected by the performance of E-House. If E-House’s financial results decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarter and annual results until we have obtained E-House’s results. A delay in E-House’s reporting could adversely affect our reporting schedule and cause the market to react negatively to our share price. E-House’s business (including CRIC’s business) is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

•                                          E-House may not be able to successfully execute its strategy of expanding into new geographical markets in China;

•                                          E-House may not be able to successfully execute its growth strategy to maintain and enhance its brands and image;

•                                          E-House’s business is susceptible to fluctuations in the real estate market of China;

•                                          E-House’s business may be materially and adversely affected by government measures aimed at China’s real estate industry; and

•                                          a severe or prolonged downturn in the global or Chinese economy could materially and adversely affect E-House’s business and its financial condition.

Further information regarding these and other risks can be found in E-House’s filings with the Securities and Exchange Commission (the “SEC”). SINA assumes no obligation to update E-House’s risks factors.

We periodically review our equity investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statement of operations. As of December 31, 2011, our equity investments included $155.7 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on Internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. In 2011, we recognized impairment charges of $230.3 million and $50.9 million on our investments in CRIC and MCOX, respectively. In 2010, we recognized an impairment charge of $128.6 million on our investment in CRIC.

Subsequent to the announcement of a third-party offer to merge with Tudou, the ADSs of Tudou have increased from $15.39 on the last trading day before the announcement of the proposed merger to $34.91 as of April 13, 2012. The merger is subject to customary closing conditions and is expected to close by the third quarter of 2012. Should the merger not close, our investment in Tudou may be impaired. On the other hand, should the merger of Tudou close and we do not dispose of the ordinary shares of Tudou held by us prior to the closing, our investments in Tudou will be converted into the purchaser’s shares. Under the terms of the definitive agreement for Tudou to combine with Youku in a 100% stock-for-stock transaction, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each ADS of Tudou will be cancelled in exchange for the right to receive 1.595 ADSs of Youku.

If we are unable to keep up with the rapid technological changes of the Internet industry, our business may suffer.

The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as microblogging services, social networking services and other online communities. As broadband becomes more accessible, Internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 2.5G, the issuance of 3G licenses in China and the growing availability of Wi-Fi connections, mobile users may shift from the current predominant text messaging services to newer applications, such as location-based services (“LBS”), Walkie Talkie application, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with the proportion of Internet usage shifting from personal computers to mobile phones and handheld computers in China, mobile operating systems, browsers and application-based platforms may redefine the way Internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

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

Our investment in Web 2.0 services, such as social media, online video and WAP portal may not be successful.

Web 2.0 services, such as microblogging services and social networking services, light blog, LBS, Walkie Talkie application and other online communities, online video, and WAP portal are currently some of the fastest growing online services in China. We have invested and intend to expand in these areas. For example, we have invested heavily in Web 2.0 services, such as microblogging services with social networking features, online video, light blog, Walkie Talkie application and social game platform. Some of our competitors have entered these markets ahead of us and have achieved significant market positions. Our main competitors in Web 2.0 services and WAP portal include Tencent, Netease, Sohu, Youku, iFeng.com (light blog), Renren.com, China Mobile (Monternet and 139.com), Tudou, Baidu (iQiyi.com), Shanda (Ku6, Shanda Literature and Tuita.com) and Giant Interactive (51.com), and private companies such as PPLive, PPStream, Dianping.com, Meilishuo.com, Immomo.com, Kaixin001.com, Tianya.cn, Bokee, Blogbus, Poco, Blogcn, Hexun and Diandian.com. We have also invested and plan to continue to invest in other technological products and tools, such as building online game and video sharing platforms to complement our existing Internet service offerings.

Our competitors in these areas tend to be more specialized in their specific markets and may have access to greater resources, which may give them a competitive advantage over us. In addition, some of our competitors have significantly larger user bases and more established brand names and may be able to effectively leverage their user bases and brand names to provide integrated Internet communication, online games, social networking and other products and services, and therefore increase their respective market shares. We cannot assure you that we will succeed in these markets despite our investment of time and funds to address these markets. If we fail to achieve a significant position in these markets, we could fail to realize our intended returns in these investments. Moreover, our competitors may enjoy increased revenues and profits from an increase in market share in any of these markets, and our results and share price could suffer as a result.

More individuals are using devices other than personal computers to access the Internet. If users of these devices do not widely adopt versions of our web technology, products or operating systems developed for these devices, our business could be adversely affected.

The number of individuals who access the Internet through devices other than personal computers, including mobile phones, handheld computers, such as the iPad and other tablets, television and other devices, has increased significantly and the trend is expected to continue. We expect mobile traffic to be a significant contributor to our overall traffic growth. The operating systems, software, resolution, functionality, and memory associated with some alternative devices make the use of our products and services through such devices more difficult and less compelling to users, manufacturers, or distributors of alternative devices. Each manufacturer may have unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. We have limited experience to date in operating versions of our products and services developed or optimized for users of alternative devices, such as iOS and Android devices, or in designing alternative devices. As new devices and new platforms continue to be released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to create, support, and maintain our offerings on such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business and our share price.

New technologies could block our advertisements, desktop and mobile applications, such as Weibo, and may set up technical measures that could limit our traffic growth and new monetization opportunities.

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of advertisements on webpages to our users. In addition, our traffic growth is significantly dependent on content viewing via mobile devices, such as smart phones and tablets. Technologies and tools for mobile devices, such as mobile operating systems, mobile Internet browsers and application download stores could set up technical measures to direct Internet traffic or require payment collection on fee-based revenues, which could adversely affect our overall traffic, ability to monetize our services and our share price.

Our business and growth could suffer if we are unable to hire and retain key personnel who are in high demand.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees at a fast pace and retain existing key employees. If we are unable to do so, our business and growth, including that of Weibo, may be materially and adversely affected and our share price could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We may not be able to manage our expanding operations effectively, which could harm our business.

We have expanded rapidly by acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services, such as MVAS, instant messaging and application development. We anticipate continuous expansion in our business, both through further acquisitions and internal growth. In addition, the geographic dispersion of our operations as a result of acquisitions and internal growth requires significant management resources that our locally based competitors do not need to devote to their operations. In order to manage the planned growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other websites, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. The PRC government recently established additional procedures and requirements that could make merger and acquisition activities by us more time-consuming and complex. For instance, as of September 1, 2011, the PRC Ministry of Commerce (“MOFCOM”) adopted a national security review rule which requires acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security review before consummation of any such acquisition. In the event that our acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets, such as our website.

The PRC government heavily regulates the Internet sector, including the legality of foreign investment in this sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because some of the laws, regulations and legal requirements with regard to the Internet sector are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the PRC legal system is based on written statutes and prior court decisions have limited precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to the PRC government’s regulation of the Chinese Internet sector include the following:

•                                          We only have contractual control over our website in China. We do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or electronic mailbox services.

•                                          Uncertainties relating to the regulation of the Internet industry in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, MII issued The Circular of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). The MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. The trademark “SINA” and domain name “www.sina.com.cn” were transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd.), one of our wholly owned subsidiaries (“BSIT”) to Beijing SINA Internet Information Service Co., Ltd., a PRC company controlled by us through contractual arrangements (the “ICP Company”).

•                                          The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our website or complete cessation of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. Internet service providers are required to delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties.

•                                          Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. For example, the State Administration of Radio, Film and Television (“SARFT”), which regulates radio and television stations in China, prohibits the sale of fortune-telling related SMS, which could have a material adverse effect on our financial position, results of operations, or cash flows. SARFT or other Chinese governmental authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could also have a material adverse effect on our financial position, results of operations and cash flows.

•                                          Certain Chinese governmental authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern Internet activities. The areas of regulation currently include, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific information over the Internet. Other aspects of our online operations, such as video podcasting or blog services may be subject to regulations in the future. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties, which could have a material adverse effect on our financial position, results of operations and cash flows. For example, effective as of January 31, 2008, the Administrative Provisions on Internet Audio-visual Program Service, jointly promulgated by SARFT and MII (the “Audio-visual Program Provisions”) require any entity engaged in providing Internet audio-visual program services to obtain a license or register with SARFT; an applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue issued by SARFT. SARFT and MII jointly held a press conference and clarified that websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with SARFT, continue operating audio-visual services so long as those websites have not been in violation of the laws and regulations. It is unclear based on the Audio-visual Program Provisions whether such requirements apply to entities that had already obtained the licenses before the Audio-visual Program Provisions became effective.

•                                          Our VIEs in China are not state-owned or state-controlled companies and without the clarification of SARFT and MII made in the above-mentioned press conference, they may not be qualified applicants for carrying out Internet audio-visual program services under the Audio-visual Program Provisions. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by SARFT valid through April 16, 2012. The ICP Company submitted the renewal application to SARFT on September 23, 2011, which has been received and is being reviewed by SARFT. However, considering the requirements set out in the Audio-visual Program Provisions, it is uncertain whether the ICP Company will be able to successfully procure the renewal of the License for Online Transmission of Audio-visual Programs. Should any official explanations or implementation rules of the Audio-visual Program Provisions be promulgated by SARFT or MII forbidding any non-state-controlled entities from engaging in Internet audio-visual program service, such that SARFT rejects our current renewal application, we may be disqualified from operating online transmission of audio-visual programs.

•                                          The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.

•                                          On June 4, 2009, the Ministry of Culture and the MOFCOM jointly published a notice requiring any enterprise engaging in the business of “issuance of online game virtual currency” or “online game virtual currency trading services” to obtain approval from the Ministry of Culture.

•                                          On September 28, 2009, the General Administration of Press and Publication (“GAPP,” formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published a notice prohibiting foreign investors from participating in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements (“Circular 13”). It is not clear yet as to whether other PRC government authorities, such as the MOFCOM and MII, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

•                                          On June 3, 2010, the Ministry of Culture (“MCPRC”) promulgated the Interim Measures for Administration of Online Games, or the “Online Games Measures,” which became effective on August 1, 2010. The Online Games Measures reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by MCPRC before they are operated within China, and any domestic online games should be registered with MCPRC.

•                                          On December 16, 2011, the Beijing Municipal Government issued the Rules on the Administration of Microblog Development, or the “Microblog Rules,” which became effective on the same day. The Microblog Rules, among other things, require users of microblogging services to register their identities with microblogging service providers. Microblogging service providers are required to verify the identities of their users. The Microblog Rules identify eleven categories of content that are restricted from being disseminated. Microblogging service providers are required to implement systems and procedures to ensure the security of user information and that the information disseminated by microblogging users is in compliance with the content restriction policy.

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

The Chinese government restricts foreign investment in Internet-related and MVAS businesses, including Internet access, distribution of content over the Internet and MVAS. Accordingly, we operate our Internet-related and MVAS businesses in China through several VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. We control these companies and operate these businesses through contractual arrangements with the respective companies and their individual owners, but we have no equity control over these companies. Such restrictions and arrangements also apply to some of the China-based companies we have acquired or in which we have invested. See “Item 4.C. Organizational Structure.”

We cannot be sure that the PRC government would view our operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including the requirements under the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. If we are determined not to be in compliance, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our ability to collect payments, block our website, require us to restructure our business, corporate structure or operations, impose restrictions on our business operations or on our customers, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. According to the PRC Property Rights Law, such pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that the effectiveness of such pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interests or that our subsidiaries’ interests as pledgee will prevail over those of third parties. We are in the process of obtaining the relevant registrations.

We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership.

Because PRC regulations restrict our ability to provide Internet content and MVAS directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate these businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, the VIEs could fail to take actions required for our business or fail to maintain our website despite their contractual obligation to do so. Our VIEs are able to transact business with parties not affiliated with us. If these companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which we cannot be sure would be available. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially if they leave our company.

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

If the chops of our subsidiaries in China and VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to have a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory chop, companies may have several other chops which can be used for specific purposes. The chops of our subsidiaries in China and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the holders of such chops at our VIEs failed to employ them in accordance with the terms of the various VIE-related agreements or removed them from the premises, the operation of the VIEs could be significantly and adversely impacted.

We are required to, but have not, verified the identities of all of our users who post on Weibo, and our noncompliance exposes us to potentially severe punishment by the Chinese government.

On December 16, 2011, the Beijing Municipal Government issued the Microblog Rules. Among other things, the Microblog Rules require users who post publicly on microblogs to submit their real identities to the microblogging service provider, which is required to verify the identities of its users. Under the Microblog Rules, users are required to disclose their real identity information only to the microblogging service provider and may still use a pen name to reflect their account name on the front end. In addition, microblogging service providers based in Beijing are required to verify the identities of all of their users, including existing users who post publicly on their websites by March 16, 2012. Although we have made significant efforts to comply with the verification requirements, for reasons including existing user behavior, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identifies of all of the users who post content publicly on Weibo. We believe successful implementation of user identity verification needs to be done over a long period of time to ensure a positive user experience. However, we may not be able to control the timing of such action, and, if the Chinese government enforces compliance in the near term, such action may severely reduce Weibo user traffic. The implementation of user identity verification has deterred new users from completing their registration on Weibo and a significant portion of those who have provided identity information to us was rejected by the Chinese government database, which means that these users will have limited posting ability in the future and may cause the level of activity of Weibo users to decrease over time. Furthermore, while the Microblog Rules are not clear regarding the type and extent of punishment that will be imposed on non-compliant microblogging service providers, we are potentially liable for noncompliance of the Microblog Rules or related government requirements, which may result in future punishment, including the deactivation of certain features on Weibo, termination of Weibo operations or other punishments determined by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.

The Chinese government has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through MVAS that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any websites maintained outside China at its sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network, via our MVAS or over the other platforms we use, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In July 2004, our IVR service was temporarily terminated by China Mobile, citing that we had provided inappropriate content to our mobile subscribers through our IVR service. In January 2005, SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. SARFT and other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows. We are not sure whether operators, including China Mobile and China Unicom, or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our profit from MVAS will suffer.

We are also subject to potential liability for content on our websites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems. Although we attempt to monitor the user generated content on our online properties including Weibo, we may not always be able to effectively control or restrict the content generated or placed by our users. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up postings related to certain rumors that were posted on our website. The Chinese government may choose to tighten its Internet censorship. If the Chinese government decides to restrict the dissemination of information via microblogging services or online postings in general, Weibo and our other online products could be impaired or even ordered to shut down, which may adversely impact our website traffic, our ability to monetize our services and our brand equity.

Furthermore, we may be required to delete content that violates the laws of China and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our websites, which may adversely impact our website traffic, brand equity and financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the Internet, technology, and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

With respect to games and applications developed by third parties displayed on our platform, we have procedures designed to reduce the likelihood of infringement. However, such procedures might not be effective in preventing third-party games and applications from infringing other parties’ rights. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our services or published on our websites.

Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MII. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. The web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our website traffic and the adoption of our products may be hindered, which could adversely impact our business and our share price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the Internet and thus cause the growth of Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and increase our attractiveness to online advertisers.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with our systems.

The continual accessibility of websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

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

In addition, the PRC government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a significant decrease of the amount of content we can publish on our websites. We may lose users if the PRC government chooses to restrict or prevent state-owned media from cooperating with us, in which case our revenues will be impacted negatively. Certain state-owned media companies, from whom we currently procure content, have built their own portal websites and may decide to not cooperate with us in the future.

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

We have recently experienced significant fee increases from some of our content providers in the areas of video content and other premium content. Competition for quality content for online advertising is intense in China. Our competitors include well-capitalized companies, both private and newly listed companies, many of whom operate on a net-loss basis, as well as well-established companies that have user traffic greater than ours. If we are unable to secure a large portfolio of quality content due to prohibitive cost, or if we are unable to manage our content acquisition costs effectively and generate sufficient revenues to outpace the increase in content spending, our website traffic, financial condition and results of operations may be adversely affected.

Concerns about the security of e-commerce transactions and confidentiality of user information on the Internet may reduce use of our network and impede our growth.

A significant barrier to e-commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could erode our brand equity, reduce traffic to our destination sites and adversely impact our financial condition and results of operations.

Security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any significant breach of security of our website could significantly harm our business, reputation and results of operations and could expose us to lawsuits brought by our users and partners and to sanctions by governmental authorities in the jurisdictions in which we operate. To date, we have not experienced any material breach of our security systems. However, we cannot assure you that our IT systems are completely secure from security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtaining users’ names and passwords and enabling the hackers to access users’ other online accounts, if those users use identical user names and passwords. They could also misappropriate information uploaded by our users in a secure environment, such as Weibo, SINA email, WeiDisk and other applications requiring user log-in that were internally developed or developed by third parties for use on Weibo’s open application platform. Functions that facilitate interactivity with other websites, such as our Weibo Connect that allows users to log onto partner websites using their Weibo identity, could increase the scope of access of hackers to other user accounts. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches.

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

As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message boards, chat room services, social media, light blog, blog, online video and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited emails, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through SINA Mall and any future e-commerce services we may offer.

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

User-generated content, or UGC, has become an important source of content to draw traffic to our website. Our UGC platforms, including social media, light blog, blog, online video, audio streaming and photo gallery, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant UGC and, even if properly screened, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic companies operating in China are required to seek approval from the Office of the State for Cipher Code Administration (“OSCCA”), the Chinese encryption regulatory authority, for the commercial encryption products they use. Companies operating in China are allowed to use only commercial cipher code products approved by OSCCA and are prohibited to use self-developed or imported cipher code products without approval. In addition, all cipher code products shall be produced by those producers appointed and approved by OSCCA. In December 2005, OSCCA further released a series of rules, effective January 1, 2006, regulating many aspects of commercial cipher code products in detail, including development, production and sales.

Because these regulations do not specify what constitutes a cipher code product, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with OSCCA for, our current or future encryption software. If PRC regulatory authorities request that we register our encryption software or change our current encryption software to an approved cipher code product produced by an appointed producer, it could disrupt our business operations.

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.

We collect personal data from our user base in order to better understand our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an Internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. If we are unable to construct demographic profiles of Internet users because they refuse to give consent, we will be less attractive to advertisers and our business could suffer.

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

Economic reforms in the region could also affect our business in ways that are difficult to predict. For example, since the late 1970s, the PRC government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in China, we cannot be sure that they will be effective or that they will benefit our business.

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

As of December 31, 2011, we had approximately $405.2 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months) with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our ordinary shares may be adversely affected.

We are incorporated in the Cayman Islands where no income taxes are imposed for businesses operated outside of the Cayman Islands. We have operations in four tax jurisdictions including China, the U.S., Hong Kong and Taiwan. For our operations in the U.S., Hong Kong and Taiwan, we have incurred net accumulated operating losses for income tax purposes. We believe that it is more likely than not that these net accumulated operating losses will not be utilized to offset taxable income in the future and hence we have not recognized income tax benefits for these locations. We do not expect that we will record any taxable income for our operations in the U.S., Hong Kong and Taiwan in the foreseeable future.

We generated substantially all our net income from our China operations. Our China operations are conducted through various subsidiaries and VIEs.

Due to our operation and tax structures in the PRC, we have entered into technical and other service agreements between our directly owned subsidiaries and our VIEs in the PRC. We incur a business tax of up to 5% when our directly owned subsidiaries receive the fees from the VIEs pursuant to such service agreements, which we include in our operating expenses as the cost of transferring economic benefit generated from these VIEs. Due to the uncertainties surrounding the interpretation of the tax transfer pricing rules relating to related party transactions in the PRC, it is possible that tax authorities in the PRC might in the future challenge the transfer prices that we used for the related party transactions among our entities in the PRC.

Beginning January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) and the Implementing Rules of the EIT Law (the “Implementing Rules”) approved by the State Council became effective in China, which require, among other things, enterprises in China to submit their annual enterprise income tax returns together with a report on transactions with their affiliates to the relevant tax authorities. The EIT Law and the Implementing Rules emphasize the arm’s length basis for transactions between related entities. If PRC tax authorities were to determine that our transfer pricing structure was not on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.

The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, during which period the applicable enterprise income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration provided that specific conditions are met. In December 2011, three of our subsidiaries in China were qualified as high and new technology enterprises under the EIT Law. In addition, certain VIEs in China enjoy a favorable income tax rate of less than 25%. According to the EIT Law and the Administration Measures for Recognition of High and New Technology Enterprises, which were jointly promulgated by the Ministry of Science & Technology, the Ministry of Finance, and the State Administration of Taxation on April 14, 2008, the high and new technology enterprise status of our three subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future. The EIT Law is relatively new and implementation practices are still being defined. If tax benefits available to us as high and new technology enterprises in China are reduced or repealed, our net effective tax rate may increase to as high as 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, if we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes and dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our shares may be subject to PRC withholding taxes under the EIT Law.

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly invested in and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.

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

We believe that there was a reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The merger of COHT with CRIC was made with the intent to vertically integrate the selling of real estate data and consulting services (B2B) with online advertising (B2C) and to leverage the strength of CRIC’s offline resources with our online strengths. Together, COHT and CRIC became a real estate information, consulting and advertising space in China. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the then new circular, significant judgment was required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not the said transaction would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our entities in China, including SINA.com Technology (China) Co., Ltd. (“STC”), SINA Technology (China) Co., Ltd. (“SNTC”), Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China for our revenues after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we will have to pay tax on behalf of the employees when we try to distribute the dividends from these local entities in the future. Such withholding individual income tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries and VIEs under PRC accounting standards.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, the RMB appreciated approximately 6.4%, less than 1.0%, 3.0% and 4.9% against the U.S. dollar in 2008, 2009, 2010 and 2011, respectively. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar. We can offer no assurance that the RMB or any other foreign currency will be stable against the U.S. dollar.

The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB, Hong Kong dollar and New Taiwan dollar-denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues may be in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board (the “PCAOB”), and if investors lose confidence in our reported financial information, our share price may suffer.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors in countries that have received PCAOB inspections. If investors lose confidence in our reported financial information and procedures and the quality of our financial statements, our share price may suffer.

Changes to accounting pronouncements or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, we adopted accounting guidance on stock-based compensation starting January 1, 2006. This guidance requires us to measure compensation costs for all stock-based compensation at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of share options is based upon, among other things, the volatility of our ordinary shares. The method that we use to determine the fair value of restricted share units is based upon the market price of our ordinary shares on the date of the grant. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all stock-based compensation under this guidance could negatively affect our profitability and the trading price of our ordinary shares. This guidance and the impact of expensing on our reported results could also limit our ability to continue to use stock options or other stock-based instruments as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules, such as accounting guidance on uncertain tax positions, the EIT Law in China which was effective January 1, 2008, and various interpretations of accounting pronouncement or taxation practice have been adopted and may be adopted in the future. These accounting standard and tax regulation changes, future changes and the uncertainties surrounding current practices and implementation procedures may adversely affect our reported financial results or the way we conduct our business.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets arising from acquisitions.

We are required under GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2011, we recorded a goodwill impairment charge of $68.9 million related to our MVAS business. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

Our share price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the year ended December 31, 2011, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $52.00 to $142.83 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

The Chinese legal system has inherent uncertainties that could limit the legal protections available to you.

Our contractual arrangements with our VIEs in China are governed by the laws of the PRC. China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties, and therefore you may not have legal protections for certain matters in China.

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

As explained below, we may be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the current or a future taxable year. In the event we are determined to be a PFIC, our shares may become less attractive to U.S. investors, thus negatively impacting the price of our shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method of determining the value of our assets. Under the market capitalization method, the total asset value of a company is considered to equal the fair market value of its outstanding shares plus its outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and may be volatile, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC for any year, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to any dividends received on our ordinary shares by non-corporate investors who are U.S. Holders, as defined under “Item 10E — Taxation — United States Federal Taxation,” and having potential interest charges apply to any dividends or the proceeds of share sales.

Our executive officers have substantial influence over us and could delay or prevent a change in corporate control.

Our executive officers, together with their affiliates, beneficially control, in the aggregate, approximately 8.8% of our outstanding ordinary shares as of April 13, 2012. As a result, these shareholders, acting together, would have the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our ordinary shares by:

•                                          delaying, deferring or preventing a change in corporate control;

•                                          impeding a merger, consolidation, takeover or other business combination involving us; or

•                                          discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Anti-takeover provisions in our charter documents and our shareholder rights plan may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.

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

In addition, we have adopted a shareholder rights plan pursuant to which our existing shareholders would have the right to purchase ordinary shares from us at half the market price then prevailing in the event a person or group acquires more than 10% of our outstanding ordinary shares on terms our Board of Directors does not approve. As a result, such rights could cause substantial dilution to the holdings of the person or group which acquires more than 10%. Accordingly, the shareholder rights plan may inhibit a change in control or acquisition and could adversely affect a shareholder’s ability to realize a premium over the then prevailing market price for our ordinary shares in connection with such a transaction.

Item 4.         Information on the Company

A.      History and Development of the Company

SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co. Ltd. and California-based SINANET.com. In April 2000, our company completed the initial public offering and was listed on the NASDAQ market. Our company was incorporated under the law of the Cayman Islands and is headquartered in Shanghai, China. With offices throughout mainland China, Hong Kong, Taiwan and the U.S., our principal place of operations is located at 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is +8610 8262 8888.

The primary focus of SINA’s operations is in China, where the majority of the Company’s revenues is derived. SINA’s business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd., Beijing New Media Information Technology Co. Ltd., Beijing SINA Advertising Co. Ltd., SINA (Shanghai) Management Co. Ltd., Shanghai SINA Advertising Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., T.CN Corporation, and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd., Beijing SINA Infinity Advertising Co., Ltd. and Beijing Weimeng Technology Co., Ltd.

From 1999 to 2001, SINA’s growth was mainly driven by the online advertising business, which generated the majority of the Company’s revenues. In late 2001, SINA began offering MVAS under arrangements with third-party mobile operators in the PRC and had experienced significant growth in MVAS revenues up until 2004. Starting in 2005, the MVAS business has been repeatedly disrupted by changes in operator policies. On the advertising side, the Company has experienced growth in recent years, except for 2009, when China was impacted by the global financial crisis. The Company has grown organically and through acquisitions, partnerships and investments in recent years. For example, SINA acquired Memestar Limited, an MVAS company, in 2003, Crillion Corporation, an MVAS company, in 2004 and Davidhill Capital Inc., an instant messaging company, in 2004. In 2008, SINA spun off its real estate and home decoration channels into its subsidiary COHT and sold a 34% interest to E-House. In October 2009, SINA injected its online real estate advertising business into a majority-owned subsidiary and exchanged its interest in COHT for a 33% interest in CRIC upon CRIC’s listing on the NASDAQ Global Select Market. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. In March 2011, SINA purchased 19% of the issued and outstanding shares of MCOX, an online apparel and accessories company with offline presence. In August 2011, SINA purchased 9% of the issued and outstanding shares of Tudou, an online video company in China.

B.     Business Overview

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media), enable Internet users to access professional media and user generated content (“UGC”) in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for WAP users. Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services. We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Market Opportunities

Our primary focus is on the Chinese market. The success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2011 grew 9.2% year over year to RMB47.2 trillion ($7.3 trillion), making it the second largest economy in the world. The same study showed that China’s annual disposable income per capita for urban households climbed from RMB11,759 ($1,475) in 2006 to RMB21,810 ($3,377) in 2011, representing a compound annual growth rate (“CAGR”) of 13%. During the same period, China’s retail sales of consumer goods grew from RMB7.9 trillion ($1.0 trillion) to RMB18.4 trillion ($2.8 trillion), representing a CAGR of 18%. According to the survey by China Internet Network Information Center (“CNNIC”), the number of Internet users in China grew 12% year over year to 513 million at the end of 2011. The large user base makes China an attractive market for our company to expand our product offerings and to grow our revenue streams. According to the latest survey by CNNIC, 99% of the web users in China have access to broadband. The large broadband coverage creates opportunities for the online industry, particularly in the areas of audio, photo and video, such as music and video streaming and rich media advertising.

In February 2012, the MII reported that the number of mobile phone users in China increased 15% year over year to 987 million at the end of 2011 and mobile users with 3G capabilities grew 174% year over year to 129 million at the end of 2011. Many web users in China today do not have 24/7 access to the Internet, as their access is limited to computers at work and Internet cafés. The increasing adoption of smart phones and tablets with 3G and Wi-Fi capabilities in China could further shift media consumption onto the Internet.

Properties and Product Offerings

SINA provides advertising, non-advertising and free services through SINA.com, SINA.cn, Weibo.com, MVAS, other businesses and SINA products. Advertising revenues relate to online advertising revenues mostly derived from SINA.com. Non-advertising revenues include revenues from MVAS, online games, eReading and enterprise services, as well as license fees from CRIC. The following table presents an overview of SINA’s businesses, service offerings and revenue categories:

Properties and Services

SINA.com	SINA.cn	Weibo.com	MVAS	Other Businesses	Other Products

Advertising	Advertising		Non-Advertising	Non-Advertising
• Sports	• News	• Microblog	• SMS	• Online Games	• Email
• Auto	• Sports	• Messaging	• KJAVA	• eReading	• Blog
• Finance	• Finance	• Social networking	• MMS	• Enterprise services	• Classified Ads
• Entertainment	• eReading	• Open platform	• IVR
• News		• Wei Credit	• Caller Ring Back
• Technology			Tones (“CRBT”)
• Digital
• eLadies
• Luxury
• Collectibles
• Video

SINA.com

SINA portal is an online brand advertising property. Our advertising product offerings consist of banner, button, text-link and in-stream video advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services. Our primary advertising and sponsorship client base for advertising and sponsorships includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

SINA’s portal network consists of four destination websites dedicated to the Chinese communities across the globe: Mainland China (www.sina.com.cn), Taiwan (www.sina.com.tw), Hong Kong (www.sina.com.hk), and overseas Chinese in North America (www.sina.com). Each destination site consists of Chinese-language news and content organized into interest-based channels. The sites offer extensive community and communication services and sophisticated web navigation capability through website search and directory services.

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

SINA Auto. SINA Auto offers the latest automobile-related news and service information to provide car buyers and automobile enthusiasts with current information on automotive pricing, reviews and featured guides.

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

SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, China Beijing TV Station (“BTV”), China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News, users have an easy access to breaking news coverage from multiple sources and points of view.

SINA Technology. SINA Technology provides updates on recent activities of high-tech corporations as well as industry trends in China and worldwide.

SINA Digital. SINA Digital offers in-depth reviews of digital products, including mobile phones, desktops, notebook computers, tablets, digital cameras, MP3 players and televisions. Product search and software download services are also provided on this channel.

SINA eLadies. SINA eLadies serves as an interactive platform for fashion-conscious users to share comments and ideas on a range of topics, such as health, cosmetics and beauty. SINA eLadies also provides real-time coverage of major world fashion events, bringing users the latest on styles and trends.

SINA Luxury. SINA Luxury caters to the increasing demand for luxury goods and high-end services in China. SINA Luxury covers a variety of luxurious topics including wines, cigars, top-brand apparels and accessories as well as services aimed at high net worth individuals. In August 2011, SINA launched an online shopping channel that offers top-brand designer products, including fine leather bags, accessories, watches and jewelry at a discounted price.

SINA Collectibles. Launched in November 2010, SINA Collectibles provides information and updates on antiques and other collectibles such as arts, coins and stamps. It also offers information on investment ideas, exhibitions and auctions and features interviews with antique connoisseurs and famous art critics.

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. SINA Video is divided into various vertical categories, including News, Entertainment, Music, Sports, Financial, Life, VIP Chat, Movie Premieres and SINA TV. The latter includes streaming of a broad range of television programs both in real time and on an on-demand basis. SINA Video also allows users to upload, publish and manage user generated videos.

SINA.cn

SINA.cn delivers the latest information and entertainment content from SINA portal to mobile users via WAP. Key channels on SINA.cn includes news, sports, finance and eReading.

Weibo.com

Launched in August 2009, Weibo.com began as a microblogging service that enabled users to follow celebrities and share UGC online. Weibo.com has since expanded its user base to include commercial entities, such as small and medium enterprises, Fortune 1000 companies, media firms and government organizations. In September 2011, Weibo.com was upgraded with social networking features and improved open-platform architecture to host internally developed and third-party applications.

Weibo.com allows users to connect from anywhere, anytime and with anyone on our platform. Designed for easy, frequent interactions and to expedite the spread of information, Weibo may be accessed from Weibo.com, Weibo.cn (WAP) and partner websites, as well as desktop and mobile applications on iPhone, iPad, Android, Blackberry and Symbian S60 devices.

Key offerings of Weibo.com include the following:

Microblog. Weibo.com allows users to send feeds in the form of text (up to 140 Chinese characters), photo, video and music to their opted-in followers, interest groups or selected individuals privately. Weibo.com users may view UGC feeds from their personalized homepage, in interest group settings, via search results and by topical content listings. An interesting feed that is redistributed several times enables the original author to virally reach and influence users beyond the author’s first degree of followers, leveraging on the network of the followers of author’s followers several degrees away.

Messaging. Users can send private messages in the form of text, voice, picture and emotions. Privacy settings are available to allow users to receive messages from all users or only selected friends. Weibo Messaging can also be accessed from Weiyou (Wei friends), a mobile application on Android or iOS devices or via a desktop application downloadable from the application download site of Weibo.com.

Social networking services. Weibo.com also helps users stay connected, share interests and engage in activities privately with their friends, colleagues and other acquaintances through a variety of social networking offerings that can be accessed on the navigation bar:

Wei Album. Wei Album is a personal photo gallery for users to upload and edit pictures and interact with viewers through commentary postings. Users can limit the view setting for each album to all users, only their followers or selected users by setting a password.

Wei Music. Wei Music is a free on-demand music streaming service with licensed, CD-quality songs, music videos, information and updates from large global and domestic music labels, including Time Warner, Sony Music, EMI and Rock Music. Users can search for songs, customize playlists and share favorite artists, songs or playlists with their followers, interest groups or selected friends.

Wei Event. Wei Event allows users to organize and participate in various types of events, such as parties, outings, exhibitions, sports games, shows and movies. Event planners can post the invitations to the event page and send them to their followers, interest groups and selected friends or list them on a city event page. Weibo enterprise accounts can use this feature to organize and announce special events tied to their online promotional campaigns.

Wei Questions. Users can conduct online polls to understand current thinking on important and controversial topics or simply for fun. Participants can follow the polling progress and interact through commentary postings.

Wei Groups. Wei Groups allow users to connect in communities with similar interests, access to which may be limited by group hosts.

Open Platform. Weibo.com offers an open application programming interface (API) platform that allows Weibo users to access a rich collection of applications internally developed and those offered by third-party application developers. To support the open platform environment, SINA offers a cloud computing service that allows third-party application developers to develop and host applications utilizing SINA’s infrastructure and bandwidth, known as SINA Application Engine (SAE).

Below are examples of Weibo applications, which can be accessed from user home page or through recommended feeds:

Social Games. Weibo.com currently offers over two dozen third-party developed social games, from role playing to card games and from strategy games to real life simulations. Weibo social games allow players to interact while playing and send feeds about their playing to their followers.

Kandian. Kandian (meaning “viewing site”) is an internally developed social video platform that allows users to share video content from SINA’s own video channel as well as third-party video websites, such as Tudou, iQiyi and Ku6, UGC videos and certain television programs. Based on user-defined interests, users can receive video recommendations that are most popularly ranked by the users’ social network.

Wei Radio. Wei Radio allows users to tune into radio stations in China and enjoy music, news, sports and talk show programs while engaging in other Weibo or non-Weibo activities. Users can interact with the station’s DJs and other listeners through commentary posting on the station’s program page.

Qing (Light Blog). Qing is a blogging service that allows users to maintain a personal page of diaries, editorials, and other essays as well as picture portfolios. Users can send feeds of their postings to their Weibo followers to direct traffic back to their Qing website.

Wei Disk. This application allows Weibo users to upload and manage their files in a secure environment. Initial two gigabites of storage space is free; additional storage space may be earned from promotional activities. Users can share documents stored on Wei Disk by providing document address link or through a Weibo feed.

Wei Credit. Wei Credit is an online virtual currency offered to users to purchase in-game virtual goods or other types of fee-based services on Weibo.com. Users can purchase Wei Credit with debit and credit cards, Alipay or mobile phone payments.

MVAS

SINA’s MVAS allows users to receive news and information, download ring tones, mobile games and pictures, and participate in dating and friendship communities. MVAS is sold on a monthly subscription or pay-per-message basis and can be ordered via SINA.com or through mobile phones. MVAS is promoted on SINA’s portal and traditional media, including television and radio, as well as joint promotions through provincial operators. SINA relies on mobile operator systems, such as China Mobile’s Monternet platform and China Unicom’s UNI-Info platform, to deliver its MVAS and bill end users.

SINA’s MVAS can be categorized into three main categories: news and information, community, and multimedia download:

News and Information	Community	Multimedia Download

• Headline news	• Games and quizzes	• Ring tones
• Financial news	• Educational products	• Logos and pictures
• Technology news		• Screen savers
• Sports news
• Weather forecast
• Jokes

SINA provides its MVAS mainly through the following product lines:

SMS. As many mobile phones are able to display and send text in Chinese, SINA developed a suite of short messaging services that includes user-customized information subscription, personal greetings, customized mobile phone screen decoration, personalized ring tones and mobile games.

KJAVA. KJAVA includes a full range of services, including mobile games, animation and videos, portable tools and news updates, offered on China Mobile’s K-Java mobile platform.

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

CRBT. CRBT services gives mobile phone users the option to customize their ring back tone, the ring tone heard by callers, based on popular songs and special sound effects.

WAP. WAP services use GPRS technology to provide users with news and other topical information, multimedia downloads, dating and community services and mobile search services.

Other Businesses

Online Games. SINA game channel provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.

eReading. eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders.

Enterprise services. SINA offers enterprise services to assist small businesses and government organizations to more effectively engage, communicate and transact with their target audiences via the Internet.

Other Products

Email. SINA’s Email services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Email supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.

Blog. SINA Blog is a popular website in China for bloggers to publish and read original writings.

Classified Ads. Classified ads allow free posting of advertisements for individual and enterprise users.

Strategic Relationships

SINA has developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.

Content Partnerships. The goal of SINA’s content partnerships is to provide its users with an extensive offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include the International Olympic Committee, NBA, English Premier League, UEFA Champions League, La Liga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association, CCTV, BTV, Xinhua News Agency, China News, People’s Daily Online, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Xinhua Net and Beijing News. For its mobile content, SINA has established content partnerships with certain international record companies to provide image and music downloads.

Application and Service Partnerships. The goal of SINA’s application and service partnerships is to ensure that its users have access to user-friendly, reliable and scalable communication and search tools. Because many of SINA’s prospective partners have traditionally focused on non-Chinese speaking markets, SINA’s internal engineering and development teams often work closely with them to localize their solutions for the Chinese-language market.

Technology Infrastructure

SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. The Company’s web pages are generated, served and cached by servers hosted at various co-location web hosting sites in mainland China, the U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache, Squid, Nginx, and Lighttpd servers. These servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, AT&T in San Jose, California, as well as NTT in Hong Kong.

The Company believes that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the Internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, traffic, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of China Mobile and China Unicom to provide MVAS to SINA’s users. Nevertheless, the Company has experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on the Company’s business, similar instances may have a material impact on its business in the future.

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

Competition

SINA operates in the market of online content and services for the global Chinese community. The industry can be classified as highly competitive and rapidly changing due to the fast growing market. As SINA expands its product offerings into areas such as social media and social networking services, online video, WAP (mobile portal), blog, light blog and Walkie Talkie application, it faces increasing competition from companies that are focused in the same space. In the social media and social networking services space, SINA competes with large, established portals, including Tencent, Sohu, iFeng.com and Netease, as well as vertically focused players such as Renren.com, Kaixin001.com, Giant Interactive (51.com), Tianya.cn, Dianping.com, Meilishuo.com, Immomo.com and 139.com. In online video, SINA’s competitors include Youku, Tudou, Baidu (iQiyi), Renren.com (56.com), Shanda (Ku6), PPLive and PPStream, as well as the video offerings of large portals. In the WAP space, key competitors include Tencent as well as WAP portals operated by mobile operators, such as China Mobile’s Monternet. In blog and light blog, SINA competes with public companies, such as Baidu, Tencent, Netease, Sohu and Shanda (Shanda Literature and Tuita.com), iFeng.com (light blog), as well as vertically focused websites, such as Bokee, Blogbus, Poco, Blogcn, Hexun and Diandian.com. In Walkie Talkie application and messaging, SINA faces competition from Tencent (QQ and Weixin), Microsoft (MSN Messenger), Yahoo!/Alibaba (Yahoo Messenger).

SINA also faces competition from vertical websites, who may have better focus and more resources dedicated to a topical area, such as Hexun, East Money, China Finance Online, PCAuto, Auto Home, Bitauto, XCar.com, ZOL.com, PCpop.com and PConline. On MVAS, the Company competes with other service providers such as Kongzhong, TOM Online, Linktone and Hurray that specialize in MVAS as well as the large portals. As SINA continues to broaden its range of product offerings, it expects increasing competition from established players and possibly less well-known players in the coming years. Many of these competitors have greater financial resources and better brand recognition in their respective areas. In addition, certain companies, especially venture-backed start-ups, may be willing to compete for market share at the expense of significant operating losses.

In addition, we compete with companies who are sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, including but not limited to, providers of search services, desktop clients and applications and mobile applications and operating systems. Internet portals include Tencent, Sohu, Netease, iFeng.com and TOM Online. Search providers include Internet search companies, such as Baidu, Tencent (Soso), Yahoo!/Alibaba, Sohu (Sogou), Microsoft (Bing), Netease (Youdao) and Google, as well as vertical search companies, such as Youku (video search), Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search). Companies that offer desktop clients/applications, such as instant messaging (IM), pinyin, web browser and application download, and mobile applications, such as Walkie Talkie application and mobile browsers, include Tencent, Sohu (Sogou), Qihoo, Microsoft, Yahoo!/Alibaba (Yahoo Messenger) and UC Mobile Ltd (UC Browser). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile Internet users are increasingly using the application stores as an initial entry point to various Internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other Internet offerings and provide advertising services.

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects” under the Risk Factors section.

Government Regulation and Legal Uncertainties

The following description of PRC laws and regulations is based upon the opinion of Jun He Law Offices, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Risk Factors.”

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides MII and SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the Ministry of Education (“MOE”), the MCPRC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. The Telecom Regulations set out the general framework under which domestic Chinese companies such as SINA’s subsidiaries and VIEs may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business,” an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.

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

PRC Corporate Structure

The PRC government restricts foreign investment in Internet-related and MVAS businesses. Accordingly, we operate our Internet-related and MVAS businesses in China through our VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. For a list of our material directly owned subsidiaries and VIEs in China, please see “C. Organizational Structure” below.

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

Accordingly, the ICP Company submitted the self-correction scheme to MII on November 17, 2006. Under the self-correction scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company shall be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“新浪”) used by the ICP Company shall be transferred from BSIT to the ICP Company. According to the Certificate for Approval of Trademark Transfer issued by the Trademark Office of State Administration for Industry and Commerce (“SAIC”) on September 28, 2008, the trademark “SINA” has already been transferred to the ICP Company. The domain name “www.sina.com.cn” has been transferred to the ICP Company as well.

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online Internet users must obtain an operating license from MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national and local authorities prior to applying for an operating license from MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must police their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years. In addition, the ICP Measures require ICP operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for providing BBS services was terminated by a decision issued by the PRC State Council. However, in practice, the government authorities in Beijing still require the relevant ICP operators to obtain such approvals for providing of BBS services.

The ICP Company currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by MII with a validity term up to December 4, 2015 subject to annual inspection, authorizing the Company to operate bulletin board system or BBS.

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

Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License, which was issued in November 2011 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and Internet information services).

Beijing Weimeng Technology Co., Ltd (“Weimeng”) currently holds a Telecommunication and Information Services Operating License, which was issued on August 10, 2010 by Beijing branch of MII with a validity term up to August 10, 2015, subject to annual inspection, authorizing the provision of business of Internet information services excluding in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment.

Microblogging Services

On December 16, 2011, the Beijing Municipal Government issued the Microblog Rules, which became effective on the same day. The Microblog Rules, among other things, require users of microblogging services to register their identities with microblogging service providers. The Microblog Rules identify eleven categories of content that are restricted from being disseminated. Microblogging service providers are required to implement systems and procedures to verify user identity and ensure that the information disseminated by users is in compliance with the Microblog Rules.

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

On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. The ICP Company passed the inspection made in 2011.

Online Transmission of Audio-Visual Programs

On July 6, 2004, SARFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, which apply to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license, which is to be issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks, and other items. Validity term of the license is two years and can be renewed upon its expiration. Foreign-invested enterprises are not allowed to engage in the above business. Moreover, the audio-visual programs of the news category published to the public through information network shall be limited to the programs produced and broadcasted by radio stations, television stations, radio television stations and approved news websites within the territory of China.

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by SARFT on April 16, 2009, with a validity term up to April 16, 2012. The ICP Company submitted the renewal application to SARFT on September 23, 2011, which has been received and is being reviewed by SARFT.

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

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau and the validity term of such license is up to October 13, 2013 subject to annual inspection.

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

Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on November 11, 2011 by MII with a validity term up to September 16, 2014 subject to annual inspection, authorizing the provision of nationwide business of the second category of the value-added telecommunication services (excluding fixed line phone call information services and Internet information services).

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

Short Messaging Services

On April 29, 2004, MII issued the Notice on Certain Issues Regarding the Regulation of Short Messaging Services, or the SMS Notice. The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. The information service providers shall examine the content of short messages, and no short message may contain content forbidden by law.

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

According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MCPRC on May 14, 2004, the content of any foreign online game products should be examined and approved by MCPRC before they are operated within China; and entities engaged in developing and operating domestic online games products should register with the MCPRC.

On November 13, 2009, MCPRC issued the Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, offensive promotion and advertisement of online games, games propagating eroticism, gambling and violence, and other online games without the approval from MCPRC, are strictly prohibited.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” or Circular 13. Circular 13 expressly prohibits foreign investors from participating in the operation of Internet games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to circular 13, GAPP’s approval is required for publishing any specific imported online games and any imported online game which is not examined and approved by GAPP is not allowed to be published online. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM or MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

On June 3, 2010, the MCPRC promulgated the “Interim Measures for Administration of Online Games,” or the “Online Games Measures,” which became effective on August 1, 2010. The Online Games Measures reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by MCPRC before they are operated within China, and any domestic online games should be registered with MCPRC.

The ICP Company currently holds an Internet Publication License issued by GAPP in December 2010 with a validity term up to December 31, 2014, and an Online Culture Operating Permit issued by MCPRC in July 2011 with a validity term up to December 31, 2014.

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

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA in December 2001 and January 2002, respectively, and has obtained a Qualification Certificate for Internet Drug Information Services issued by the BDA in December 2009 with a validity term up to December 6, 2014.

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture described above and the Notice on Implementing the revised Provisional Regulations for the Administration of Online Culture issued by MCPRC in March 2011 apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to these legislations, commercial entities are required to apply to MCPRC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities for the purpose of making profits:

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

The ICP Company currently holds an Online Culture Operating Permit issued by MCPRC in July 2011 with a validity term up to December 31, 2014. StarVI currently holds an Online Culture Operating Permit issued by MCPRC in January 2011 with a validity term up to December 31, 2014. Wangxing currently holds an Online Culture Operating Permit issued by MCPRC in March 2011 with a validity term up to March 30, 2014. Xunlong currently holds an Online Culture Operating Permit issued by MCPRC in March 2011 with a validity term up to March 7, 2014. Weimeng currently holds an Online Culture Operating Permit issued by MCPRC in July 2011 with a validity term up to July 25, 2014.

Online Advertising

Regulations governing online advertising include:

•             Advertisement Law of the People’s Republic of China promulgated by the PRC State Congress on October 27, 1994 and effective on February 1, 1995;

•             Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and effective on December 1, 1987;

•             Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004; and

•             Provisions on the Administration of Foreign-funded Advertising Enterprises promulgated by SAIC and MOFCOM on March 2, 2004 and amended on August 22, 2008.

According to the above regulations, an enterprise engaging in advertising business as specified in its business scope does not need to apply for an Advertising Operation License, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. As to placing advertisements on the Internet, such enterprise shall apply for a business scope of placing online advertisements on particular websites and does not need to apply for the Advertising Operation License.

Each of Beijing SINA Infinity Advertising Co., Ltd., Beijing SINA Advertising Co., Ltd., Shanghai SINA Advertising Co., Ltd., Fujian SINA Information Services Co., Ltd, and Henan Bolang Information Services Co., Ltd, has an approved business scope to carry out the design, production, issuance and agency of advertisements.

The ICP Company has an approved business scope to issue Internet advertisements and carry out the business of placing advertisements on the website “www.sina.com.cn”.

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

•             Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•             Measures for the Administration of Commercial Website Filings for the Record (2002) their Implementing Rules (2002);

•             Measures for the Administration of IP Address Archiving (2005);

•             Provision on Technical Measures for Internet Security Protection (2005);

•             Administrative Measures for the Graded Protection of Information Security (2007); and

•             Several Provisions on Regulating the Market Order of Internet Information Services (2012).

These laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these laws and regulations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or MII or their respective local counterparts.

According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated by Beijing Administration for Industry and Commerce (“BAIC”) in July 2002, websites must comply with the following requirements:

•             file with BAIC and obtain electronic registration marks;

•             place the registration marks on their websites’ homepages; and

•             register their website names with BAIC.

The ICP Company successfully registered its websites with BAIC on December 23, 2002. Afterwards, SINA’s electronic registration mark is prominently placed on its homepage.

In addition, the State Security Bureau (“SSB”) has issued regulations authorizing the blocking of access to any site it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, even though the requirement to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms, has been terminated according to a decision issued by the PRC State Council on July 4, 2010, in practice, the government authorities in Beijing still require the relevant ICP operators to obtain such approvals for providing BBS services. Internet companies in China with bulletin boards, chat rooms or similar services must apply for the approval of the SSB prior to operating such services. The ICP Company has established an internal security committee, adopted security maintenance measures, employed full-time BBS supervisors and has been exchanging information on a regular basis with the local public security bureau with regard to sensitive or censored information and websites. Thus, it is in full compliance with the governing legislation.

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

Administrative Protection of Internet Copyright

According to the Measures for the Administrative Protection of Internet Copyright implemented on May 30, 2005, the direct provision of Internet content in the course of Internet information service activities shall be governed by the Copyrights Law, which includes the uploading, storing, linking, search and other functions of such content automatically provided over the Internet without any editing, amending or selecting the stored or transmitted content. A copyright administration department shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for

Imposing Copyright Administrative Penalties.

Where a copyright holder (individual or entity) finds any content communicated through the Internet infringes upon its copyright and sends a notice of claim to the Internet information service provider, the Internet information service provider shall immediately take measures to remove the relevant content, and preserve the copyright holder’s notice of claim for six months. An Internet information service provider shall, after receipt of the copyright holder’s notice, record the content of the provided information, the publishing time, and the Internet address or domain name. Where an Internet information service provider removes relevant content of an Internet content provider according to the notice of a copyright holder, the Internet content provider may deliver a counter-notice to both the Internet information service provider and the copyright holder, stating that the removed content does not infringe upon the copyright. After the delivery of such counter-notice, the Internet information service provider may immediately reinstate the removed content and shall not bear legal liability for such reinstatement.

Where an Internet information service provider clearly knows an Internet content provider infringes other’s copyright through the Internet, or, although it does not clearly know such activity but fails to take measures to remove relevant content upon receipt of the copyright owner’s notice, as a result, it damages public interests, the copyright administration department may, in accordance with the Copyright Law, order it to stop the tortious act, and impose administrative penalties. Where there is no evidence to indicate that an Internet information service provider clearly knows the facts of tort, or the Internet information service provider has taken measures to remove relevant content upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant liabilities.

The companies described in “C. Organizational Structure” below have taken measures to protect Internet copyright in pursuance of the specified procedures and in compliance with relevant laws and regulations mentioned above.

Tort Liability Law

The PRC Tort Liability Law became effective on July 1, 2010. According to the Tort Liability Law, Internet users and Internet service providers bear tortious liabilities in the event that they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to require the Internet service provider to take necessary actions such as deleting content, screening and de-linking. A failure to take necessary actions after being informed will subject the Internet service provider to joint and several liability with the Internet user with regard to the additional damages incurred. Where an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary actions, it is jointly and severally liable with the Internet user.

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

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic

Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 provides that if PRC residents use assets or equity interests in their PRC entities to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies for the purpose of overseas capital financing, they must register with local SAFE branches with respect to their investments in offshore companies. Circular No. 75 also requires PRC residents to file changes to their registration if their special purpose companies undergo material events, such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, or provision of guaranty to a foreign party. Since May 2007, SAFE has issued a series of guidance to its local branches with respect to the operational process with regard to Circular No. 75, including without limitation the Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular No. 19, which came into effect as of July 1, 2011.

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

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 2011, three of our subsidiaries have obtained the Certificate for High and New Technology Enterprises, evidencing their high and new technology enterprises status. Therefore, the said companies are entitled to enjoy a favorable tax rate under the EIT Law.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The State Administration of Taxation issued the Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) on July 27, 2011, which became effective on September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

The EIT Law and its Implementation Rules have made an effort to scrutinize transactions between related parties. Pursuant to the EIT Law and its Implementation Rules, the tax authorities may impose mandatory adjustment on tax due to the extent a related party transaction is not in line with arm’s-length principle or was entered into with a purpose to reduce, exempt or delay the payment of tax. On January 8, 2009, the State Administration of Taxation issued the Implementation Measures for Special Tax Adjustments (Trial), which sets forth tax-filing disclosure and documentation requirements, clarify the definition of “related party,” guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment.

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

•             the Work Safety Law of the PRC (2002);

•             the Regulation on Occupational Injury Insurance (2004);

•             the Interim Measures Concerning the Maternity Insurance (1995);

•             the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999);

•             the PRC Social Insurance Law (2011); and

•             the Regulation on the Administration of Housing Fund (2002).

Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

The General Office of the State Council promulgated the Notice on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors or the Security Review Notice, on February 3, 2011, providing that a security review system for mergers and acquisitions of domestic enterprises by foreign investors shall be established. The Security Review Notice apply to the mergers and acquisitions of domestic enterprises by foreign investors involving the military industrial enterprises and supportive military industrial enterprises, enterprises surrounding major and sensitive military facilities, and other entities relating to the national defense security, enterprises relating to important agricultural products, important energies and resources, important infrastructural facilities, important transportation services, key technologies, manufacturing of major equipment, etc., which relate to the national security, and whose actual controlling power may be obtained by foreign investors. The joint ministerial meeting is appointed as the authority in carrying out the security review.

To specify the implementations and procedural matters, the MOFCOM enacted the Interim Measures on Related Matters on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which had been effective from March 5, 2011 to August 31, 2011 and the Provisions of on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Provisions, which became effective on September 1, 2011. The Security Review Provisions provide that, among other things, whether a merger or acquisition of a domestic enterprise by a foreign investor falls within the scope of merger and acquisition security review shall be determined from the substance and actual impact of the transaction, and foreign investors shall not substantially evade the merger and acquisition security review in any form, including but not limited to holding shares on behalf of others, trust, multi-level reinvestment, leasing, loans, agreement-based control and overseas transactions. The Security Review Provisions further provide that, where a merger or acquisition of a domestic enterprise by a foreign investor is not submitted to the joint ministerial meeting for review or the joint ministerial meeting deems after review that the transaction will not have an impact on the national security, if any change thereafter such as adjustment of the merger or acquisition transaction, amendment of the relevant agreements or change of business operations (including change of the overseas actual controller) makes the merger or acquisition transaction fall within the scope of merger and acquisition review as specified in the Security Review Notice, the parties concerned shall suspend the transaction and related activities, and the foreign investor shall apply for merger and acquisition security review to the MOFCOM according to these provisions.

For a description of how the unsettled nature of Chinese regulations may affect our business, please see “Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.” in the Risk Factors section.

C.       Organizational Structure

SINA is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and VIEs. Below are the significant wholly owned subsidiaries held by SINA:

Subsidiary	Jurisdiction of Organization	Ownership
Beijing New Media Information Technology Co. Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA Technology (China) Co. Ltd.	People’s Republic of China	100%
SINA (Shanghai) Management Co. Ltd.	People’s Republic of China	100%
Beijing SINA Advertising Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Advertising Co. Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%
Weibo Internet Technology (China) Co., Ltd.	People’s Republic of China	100%
T.CN Corporation	Cayman Island	100%
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
T.CN Hong Kong Limited	Hong Kong	100%

In compliance with the PRC’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:

•             The ICP Company is a China company controlled by us through a series of contractual arrangements and is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 0.2% owned by Yan Wang, the Company’s Chairman of the Board, 22.8% owned by the Company’s executive officer Tong Chen, 27.1% owned by the Company’s executive officer Hong Du, and 49.9% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $19.0 million.

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

•             Weimeng, a China company controlled through a series of contractual arrangements, is responsible for operating www.weibo.com and www.weibo.cn in connection with its ICP license and Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Weimeng is $1.5 million.

The capital investment in these VIEs is funded by SINA through SINA’s wholly and partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2011, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $34.4 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements:

Loan Agreements. One of our wholly owned subsidiaries, Sina.com Technology (China) Co. Ltd, or STC, or Weibo Internet Technology (China) Co., Ltd., or WITC, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of the loans is 10 years and STC, or WITC in the case of Weimeng, has the right to, at its own discretion, shorten or extend the term of the loans if necessary. These loans are eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the VIEs has granted STC, or WITC in the case of Weimeng, an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection. STC, or WITC in the case of Weimeng, may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the VIEs and STC, or WITC in the case of Weimeng, have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and STC, or WITC in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIEs and STC, or WITC in the case of Weimeng, have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized STC, or WITC in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocably and will not expire until the respective VIE dissolves.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC, or WITC in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or WITC in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or WITC in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC, or WITC in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (ii) STC or WITC in the case of Weimeng, unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements. Each of the VIEs has entered into an exclusive technical services agreement with STC, or WITC in the case of Weimeng, pursuant to which STC, or WITC in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE:

Xunlong, one of our VIEs, has engaged STC to provide technical services for its Internet information service and MVAS businesses and STC has the sole right to appoint any company or companies at its discretion to perform such technical services. Beijing New Media Information Technology Co., Ltd., or NMIT, our wholly owned subsidiary, was appointed by STC to perform technical services for Xunlong. Xunlong is obligated to pay service fees based on the hourly rate of NMIT’s engineers.

Wangxing, one of our VIEs, has also entered into a technical services agreement with STC with terms and rights substantially identical to the technical services agreement entered into between Xunlong and STC for the Internet information service and MVAS businesses described above.

ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value added telecommunication and other related businesses. ICP Company is obligated to pay service fees to STC based on the hourly rate of STC’s engineers.

IAD Company, one of our VIEs, has also entered into a technical services agreement with STC with terms substantially identical to the technical services agreement entered into between ICP Company and STC for the online advertising and other related businesses described above. As foreign-invested entities have been permitted to engage directly in advertising businesses starting from October 2008 pursuant to changes in applicable PRC laws, SINA established two wholly owned subsidiaries to engage directly in advertising businesses, including online advertising and other related businesses. As a result, SINA has gradually reduced its reliance on IAD Company.

StarVI, one of our VIEs, has also entered into a technical services agreement with STC, with terms substantially identical to the technical services agreement entered into between Xunlong and STC for the value added telecommunication and other related businesses described above.

Weimeng, one of our VIEs, has engaged WITC to provide technical services for its online advertising, MVAS and other related businesses.

These exclusive technical services agreements will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.

Exclusive Sales Agency Agreements. Each of the VIEs has granted STC, or WITC in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sale agency agreements will not expire until the respective VIEs dissolve. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).  We have not yet utilized the Exclusive Sales Agency Agreements nor do we expect to do so in the foreseeable future.

Trademark License Agreements. STC, or WITC in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or WITC in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or WITC in case of Weimeng. The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or WITC in case of Weimeng. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs. We have not yet generated revenue from the Trademark License Agreements nor do we expect to do so in the foreseeable future.

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

D.      Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 41,500 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2016. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including in Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various Internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

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

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content (“UGC”) in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region-specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for WAP users. Based on an open-platform architecture to host organically developed and third-party applications, Weibo is a form of social media featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including MVAS, online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services. We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Our online advertising business in China has been robust in recent years due to a strong local economy, growth in Internet users and the shift of advertising budgets from traditional media to online media. Our MVAS revenues and gross margin, on the other hand, have been declining in recent years due to continuous changes in operator policies and market competition. We expect this trend to continue in the near future.

Factors affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising business also depends on our ability to react to risks and challenges, including:

•             our ability to compete with other Internet properties, including microblogging services and social networking services, video sites and category-specific vertical sites, and achieve brand influence and market share;

•             increased competition and potential downward pressure on online advertising prices;

•             increased competition and upward pressure on content acquisition costs and limitations on web page space;

•            the maintenance and enhancement of our brands in a cost-effective manner;

•             development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•             expansion of our content portfolio, product offerings and network bandwidth in a cost-effective manner;

•             any change in government policy that would curtail or restrict our online advertising services or content offerings; and

•             our ability to increase our advertising space at a sufficient rate.

The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining revenues and gross margins in recent years. We expect this trend to continue. Nevertheless, we believe it is important for the Company to continue operation in the MVAS business, because mobile Internet will be a significant opportunity for us, especially with the increasing adoption of 3G, smartphone handsets and tablets in China. Our relationships with mobile operators and other partners in the MVAS business as well as the expertise that we have gained in China’s mobile environment will be instrumental in developing SINA’s mobile Internet business.

In order to support the development of our social media Weibo.com and other initiatives, including expanding online video offerings, growing online user traffic and attracting new advertisers and partners, we significantly increased our investments in product development and partnership expansion, expanded the content and services on our network and procured more bandwidth and network equipment in 2011. These investments, along with increases in our marketing efforts to enhance brand awareness to our users, advertisers and partners, have caused our gross margin, operating margin and net margin to significantly decline in 2011. We expect to increase our investments in Weibo.com and other initiatives in absolute dollar terms in 2012, which may cause our gross margin and profitability to further decline.

In October 2009, prior to CRIC’s listing on the NASDAQ, we spun off our online real estate advertising business into our majority-owned subsidiary COHT and merged it with CRIC to form an online and offline real estate information and consulting platform in China. As a result of the spin-off, we stopped consolidating the financial results of COHT on October 1, 2009, and began to account for our interest in CRIC, which was 34% as of December 31, 2011, using the equity method of accounting. Income from equity investment in CRIC, which is recorded one quarter in arrears, totaled $2.6 million for 2011. The PRC government has recently issued real estate policies that have had an adverse impact on CRIC’s operational results and our equity income pick-up from CRIC. In December 2011, CRIC entered into a definitive merger agreement with E-House to privatize CRIC, and CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012. We are currently evaluating the accounting treatment related to the privatization of CRIC. Our earnings from equity investments may decline as a result of the merger of CRIC with E-House, which incurred an operating loss in 2011 from its operations (excluding CRIC’s results).

As of December 31, 2011 and 2010, our accumulated earnings were $269.3 million and $571.4 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2011 and 2010 were $673.5 million and $882.8 million, respectively. The decrease in cash, cash equivalents and short-term investments was primarily attributed to the $253.3 million in equity investments we made in 2011. These equity investments included a 19% interest in MCOX for $66.0 million, a 9% interest in Tudou for $66.4 million and a $50.0 million investment in Yunfeng Funds for the sole purpose of investing in the Alibaba Group. Subject to customary closing conditions, including approval by both Youku’s and Tudou’s shareholders, Tudou will merge into Youku in a 100% stock-for-stock transaction.

We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering, the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003 and the $180.0 million raised from a private equity placement of our ordinary shares in November 2009, as well as cash generated from operations and the exercise of stock options. We repurchased approximately 2.5 million SINA ordinary shares in the open market for total consideration of $50 million during the first quarter of 2009 and we may undertake further share repurchases in the future. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to intangible assets and goodwill, equity investments, revenues, customer programs and incentives, allowance for doubtful accounts, advertising expenses, stock-based compensation, income taxes, foreign currency, nonmonetary transactions, disposal of a business, contingencies and litigation. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the consolidated financial statements.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill and other long-lived assets

We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the carrying value of goodwill may exist. The performance of the goodwill impairment test involves a two-step process. The first step involves comparing the fair value of our reporting units to their carrying values, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. The timing of an impairment test may result in charges to our consolidated statements of operations in the current reporting period that could not have been reasonably foreseen in prior periods. Application of a goodwill impairment test requires judgment including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our consolidated balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 4 to the consolidated financial statements for additional information on goodwill.

Other long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

Equity investments

Equity investments are comprised of investments in publicly traded companies, privately held companies and limited partnerships. For equity investments over which we do not have significant influence, the cost method of accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies that we have virtually no influence are accounted for using the cost method. We account for common-stock-equivalent equity investments and limited partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in CRIC using the equity method of accounting. Following the acquisition date, we record our share of the results of CRIC one quarter in arrears within earnings from equity investments.

We assess our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models are still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether an identified impairment is other-than-temporary. If an impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations.

Our investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of operations. See Note 3 to the consolidated financial statements for further discussion.

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

MVAS

We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. In 2011, approximately 91% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total net revenues, but should not impact our gross profit.

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

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $2.5 million, $1.2 million and $5.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Stock-based compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available, the replacement cost method, or a weighted blend of these approaches if more than one is applicable. Determination of estimated fair value of our subsidiaries requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in our stock-based compensation expense could adversely affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary that demonstrate that remittance of the earnings will be postponed indefinitely. The current policy allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Based on the EIT Law, which became effective on January 1, 2008, such policy would require us to indefinitely reinvest all earnings made in China since 2008 onshore or be subject up to 10% in withholding tax should we decides to distribute earnings accumulated since 2008 offshore.

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

Recent accounting pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We will adopt the revised guidance in 2012 and do not expect the adoption will have any impact on our consolidated financial statements.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment.” The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We will adopt the revised guidance in 2012 and do not expect the adoption will have a material impact on our consolidated financial statements.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities.” The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after January 1, 2013. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

A.      Operating Results

Net revenues

	Years Ended December 31,
							% of Change
	2011		2010		2009		YOY 2011	YOY 2010
	(In thousands, except percentages)
Net revenues
Advertising	$368,805	76%	$290,814	72%	$227,895	64%	27%	28%
Non-advertising:
MVAS	83,457	18%	86,183	22%	119,341	33%	(3)%	(28)%
Others	30,567	6%	25,620	6%	11,331	3%	19%	126%
	114,024	24%	111,803	28%	130,672	36%	2%	(14)%
	$482,829	100%	$402,617	100%	$358,567	100%	20%	12%

Total net revenues increased 20% and 12% year-over-year in 2011 and 2010, respectively. The year-over-year increase in revenues in 2011 was driven by growth in online advertising revenues and, to a lesser extent, increase in other non-advertising revenues. The revenue growth in 2010 was due to an increase in online advertising and other non-advertising revenues, partially offset by a decline in MVAS revenues. As a percentage of total net revenues, advertising revenues were 76%, 72% and 64% in 2011, 2010 and 2009, respectively, while MVAS revenues were 18%, 22% and 33%, respectively.

Advertising. Advertising revenues increased 27% and 28% year-over-year in 2011 and 2010, respectively. Substantially all of our advertising revenues are generated from China. Our top ten customers in the aggregate accounted for approximately 15%, 19% and 16% of our advertising revenues in the China in 2011, 2010 and 2009, respectively. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in 2011 and 2010, accounting for approximately 86% and 85%, respectively, of our advertising revenues in China. Total number of advertisers in China was approximately 860 in 2011, compared to approximately 840 and 1,300 in 2010 and 2009, respectively. The number of advertisers in 2009 included advertisers associated with our online real estate advertising business, COHT, which was spun off in 2009. Subsequent to the spin off, we stopped consolidating real estate advertising revenues. Real estate advertising revenues constituted approximately 12% of our total advertising revenues in 2009. Average revenue per advertising customer in China was approximately $420,000 in 2011, compared to approximately $340,000 and $170,000 in 2010 and 2009, respectively. COHT had a large number of individually small advertisers with relatively low spending and thus reduced our average advertising revenue per advertisers in 2009.

A major driver of the growth of our advertising business is the migration of advertising dollars from offline traditional media to online media. Unlike search and other performance-based advertising models, our brand advertising inventory is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as brand strength, market influence and user profile of the offering website. We maintain a variety of traffic metrics for our Internet properties, and the key metrics we focus on differ across product line based on the nature and feature set of the products. For this reason and others, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our advertising revenues based on any particular traffic metric.

Non-advertising. Non-advertising revenues consist of MVAS, amortized deferred revenues and fee-based revenues.

MVAS

	Year Ended December 31,
							% of Change
							YOY	YOY
	2011		2010		2009		2011	2010
	(In thousands, except percentages)
2.0G products	$57,408	69%	$64,852	75%	$84,432	71%	(11)%	(23)%
2.5G products	26,049	31%	21,331	25%	34,909	29%	22%	(39)%
	$83,457	100%	$86,183	100%	$119,341	100%	(3)%	(28)%

MVAS revenues decreased 3% and 28% year-over-year in 2011 and 2010, respectively. Our MVAS revenues have been declining in recent years due to changes in operator policies, which have significantly reduced our ability to acquire new MVAS subscribers and increased the churn rate of our existing monthly MVAS subscribers. Key policy changes made by operators recently included the following:

•                  In January 2011, China Mobile implemented a series of measures, including limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. Our SMS, IVR and MMS revenues have been significantly impacted by such measures.

•                  In December 2010, under policy derivatives from MII, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. Such reminder notice has reduced our ability to acquire new monthly MVAS subscribers in a cost-effective manner.

•                  In November 2009, China Mobile suspended billing to customers for WAP services. China Mobile has not yet indicated whether WAP billing will resume and, if so, when and under what conditions.

Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulatory changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.

Revenues from 2.0G products decreased 11% and 23% year-over-year in 2011 and 2010, respectively. Revenues from SMS accounted for 41%, 46% and 45% of MVAS revenues in 2011, 2010 and 2009, respectively, and revenues from IVR accounted for 23%, 25% and 23% of MVAS revenues in 2011, 2010 and 2009, respectively. Revenues from SMS declined 13% and 27% year-over-year, while IVR revenues declined 13% and 19% year-over-year in 2011 and 2010, respectively. The declines in SMS and IVR revenues were primarily due to China Mobile implementing a series of policy changes.

Revenues from 2.5G products increased 22% and decreased 39% year-over-year in 2011 and 2010, respectively. Revenues from KJAVA accounted for 23%, 19% and 12% of MVAS revenues in 2011, 2010 and 2009, respectively. KJAVA revenues grew 18% and 10% year-over-year in 2011 and 2010, respectively, mainly due to increased game offerings and sales promotion. MMS revenues declined 19% and 48% in 2011 and 2010, respectively, resulting from operator policy changes and decreased marketing efforts. Revenues from MMS accounted for 5%, 6% and 8% of MVAS revenues in 2011, 2010 and 2009, respectively. Revenues from WAP accounted for 4%, 1% and 9% of MVAS revenues in 2011, 2010 and 2009, respectively.

Other non-advertising revenues

Other non-advertising revenues include amortized deferred revenues and fee-based services, such as paid email services and casual games. In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. Amortized deferred revenues were $18.7 million, $18.7 million and $4.7 million for 2011, 2010 and 2009, respectively.

Costs of revenues

	Years Ended December 31,
				% of Change
	2011	2010	2009	YOY 2011	YOY2010
	(In thousands, except percentages)
Costs of revenues:
Advertising	$157,458	$116,295	$99,835	35%	16%
Non-advertising:
MVAS	53,235	49,612	56,851	7%	(13)%
Others	4,655	2,503	1,606	86%	56%
	57,890	52,115	58,457	11%	(11)%
	$215,348	$168,410	$158,292	28%	6%

Costs of revenues increased 28% and 6% year-over-year in 2011 and 2010, respectively.

Advertising. Costs of advertising revenues consist primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, labor-related costs, stock-based compensation and equipment depreciation expense. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, net of business tax refund received, surcharges and fees levied on advertising sales in China, in aggregate represented approximately

8.5% of our advertising revenues generated in China.

Costs of advertising revenues increased 35% year-over-year in 2011 due to increases in content fees and direct labor cost of $23.5 million, bandwidth and advertising serving cost of $12.4 million and business taxes of $4.8 million. Content fees increased primarily due to licensing new video content, including NBA games, as well as price inflation on existing content. Direct labor cost increased due to an increase in headcount and a general increase in salary. Bandwidth and advertising serving cost increased due to the increase in our product offerings. Business taxes and advertising serving costs increased as a function of higher revenues.

Costs of advertising revenues increased 16% in 2010 due to increases in content fees of $7.9 million, business taxes of $4.9 million, direct labor cost of $3.3 million and advertising serving cost of $2.4 million, partially offset by a $2.4 million reduction in stock-based compensation. Content fees increased primarily due to the purchase of content of 2010 FIFA World Cup and NBA games. Business taxes and advertising serving costs increased as a function of higher revenues. Direct labor cost increased due to an increase in headcount and a general increase in salary.

Non-advertising. Costs of non-advertising revenues mainly consist of the fees paid to mobile operators for the billing, transmission and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers, and business taxes and surcharges levied in the PRC, which are approximately 3.3% for mobile-related revenues and 5.5% for other non-advertising revenues. Costs of non-advertising revenues also include costs for providing fee-based services.

Costs of MVAS revenues increased 7% year-over-year in 2011 due to increased fee paid to mobile operators, as a result of the change in our product mix. Costs of MVAS revenues decreased 13% in 2010 as MVAS revenues declined, resulting in a decrease of $6.3 million in fees paid to content and service providers.

Gross margins

	Years Ended December 31,
	2011	2010	2009
Gross margins:
Advertising	57%	60%	56%
Non-advertising:	49%	53%	55%
MVAS	36%	42%	52%
Others	85%	90%	86%
Overall	55%	58%	56%

Overall gross margin decreased 3% in 2011 and increased 2% in 2010.

Advertising. Advertising gross margin declined 3% in 2011 and increased 4% in 2010. The changes in advertising gross margin in 2011 and 2010 were due to increases in advertising revenues without proportional changes in costs. We expect to increase our investment in absolute dollars terms in web content, Internet connection and production costs to maintain our market position, which may cause our advertising gross margin to further decline.

Non-advertising. Non-advertising gross margin decreased over the last two years primarily as a result of declining MVAS gross margin, which decreased 6% in 2011 and 10% in 2010. The year-over-year declines in MVAS gross margin in 2011 and 2010 were due to decreases in MVAS revenues, coupled with a more competitive environment as MVAS providers are willing to accept lower revenue shares to acquire marketing channels and MVAS content and operators are increasing their revenue share for new MVAS offerings.

Operating expenses

	Years Ended December 31,
	2011		2010		2009		% of Change
		% of Net Revenues		% of Net Revenues		% of Net Revenues	YOY 2011	YOY 2010
	(In thousands, except percentages)
Sales and marketing	$135,867	28%	$77,996	19%	$85,133	24%	74%	(8)%
Product development	65,533	14%	34,048	8%	33,777	9%	92%	1%
General and administrative	30,121	6%	22,585	6%	40,025	11%	33%	(44)%
Goodwill impairment	68,891	14%	—	—	—	—	—	—
Amortization of intangible assets	731	*	3,335	1%	4,138	1%	(78)%	(19)%
Total	$301,143	62%	$137,964	34%	$163,073	45%	118%	(15)%

*              Less than 1%

Operating expenses increased 118% and decreased 15% year-over-year in 2011 and 2010, respectively.

Sales and marketing. Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing as a percentage of net revenues was 28%, 19% and 24% in 2011, 2010 and 2009, respectively. Sales and marketing expenses increased 74% year-over-year in 2011 primarily due to an increase in marketing expenditures of $39.8 million in connection with our branding and marketing efforts to promote Weibo.com and the NBA games, an increase in employee-related expenses of $12.2 million associated with an increase in headcount and a general increase in salary and an increase related to stock-based compensation of $0.7 million.

Sales and marketing expenses declined 8% year-over-year in 2010 due to lower stock-based compensation costs and lower marketing expenditures overall. Compared to 2009, stock-based compensation decreased $3.6 million. The higher stock-based compensation in 2009 included $1.5 million in expenses related to the private equity financed shares issued to management and costs related to the accelerated vesting of certain restricted share units granted to key managers and employees. Compared to 2009, MVAS’s marketing expenses declined $3.5 million due to operator policy changes and marketing expenditure for the online real estate advertising business falling $1.3 million in 2010 after the its spin-off.

We expect sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

Product development. Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for the enhancements to and maintenance of our websites, as well as costs associated with new product development and enhancements for products such as social media, blog and online video. Product development as a percentage of net revenues was 14%, 8% and 9% in 2011, 2010 and 2009, respectively. Product development expenses increased 92% year-over-year in 2011, primarily due to increases in payroll-related expenses of $18.7 million, infrastructure-related expenses of $11.3 million and stock-based compensation of $1.3 million. The year-over-year increase in product development was mostly related to the development and support of our social media Weibo.

Product development expenses increased 1% in 2010. Compared to 2009, stock-based compensation decreased $2.3 million, partially offset by an increase in payroll-related expenses of $2.2 million, resulting from new hires and salary increases. Similar to sales and marketing, the higher stock-based compensation in product development expenses in 2009 was related to the private equity financed shares of $0.8 million and accelerated vesting of certain employee restricted share units.

We expect product development expenses to continue to increase in absolute dollar terms in the near future.

General and administrative. General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. General and administrative expenses as a percentage of net revenues were 6%, 6% and 11% in 2011, 2010 and 2009, respectively. General and administrative expenses increased 33% year-over-year in 2011 mainly due to increase in payroll-related expenses of $2.7 million resulting from new hires and salary increases, an increase in professional fees of $2.3 million due to our additional investment transactions and professional advice for additional areas, provision for doubtful accounts and stock-based compensation expenses each of $0.8 million.

General and administrative expenses declined 44% in 2010. Compared to 2009, stock-based compensation decreased $11.6 million and provision for doubtful accounts decreased $4.0 million. Similar to sales and marketing, the higher stock-based compensation in general and administrative expenses in 2009 was related to the private equity financed shares of $7.9 million and accelerated vesting of certain employee restricted share units. The lower provision for doubtful accounts was due to our collection efforts, resulting in a lower bad debt rate and the reversal of provision for doubtful accounts arising from the receipt of payments previously written off.

We expect general and administrative expenses to increase in absolute dollars in the near future.

Goodwill impairment. We recognized an impairment charge of $68.9 million on MVAS goodwill. See Note 4 to the consolidated financial statements for further information.

Amortization of intangible assets. Amortizable intangible assets include purchased technology, database and software. Amortization expenses in each of 2010 and 2009 included a charge of $2.4 million related to the previously acquired instant messaging technology. See Note 4 to the consolidated financial statements for further information, including estimates of amortization expenses for future periods.

Interest and other income, net

	Year Ended December 31,
	2011	2010	2009
	(In thousands)
Interest income	$13,739	$7,394	$8,379
Other income (expense)	2,588	1,410	(8)
	$16,327	$8,804	$8,371

Compared to 2010, interest income increased as RMB-denominated deposits offered higher interest yields. Interest income may decline in the near future as bank deposits with higher yields are not widely available.

Other income consists primarily of net currency transaction gain or loss. We recorded a net currency transaction gain (loss) of $2.3 million, $1.3 million and ($0.1) million in 2011, 2010 and 2009, respectively. Net currency transaction gains were mainly a result of the appreciation of the Renminbi against the U.S. dollar.

Earnings from equity investments, net

In October 2009, we spun off our online real estate advertising business COHT and merged it with CRIC. Beginning October 1, 2009, we stopped consolidating the financial results of COHT and instead account for our interest in CRIC using the equity method of accounting. Our earnings from equity investment in CRIC, which is reported one quarter in arrears, were $2.6 million and $13.1 million for 2011 and 2010, respectively. Earnings from equity investment in CRIC declined year-over-year due to recent government policy changes on the Chinese real estate sector. Such factor and the merger with E-House, which incurred an operating loss in 2011 (excluding CRIC’s results), may cause our earnings from equity investments to further decline in the near future.

Gain on sale of business (impairment in investments)

The following summarizes other non-operating income and expenses items:

	Years Ended December 31,
	2011	2010	2009
	(In thousands, except percentages)
COHT	—	—	376,564
CRIC	$(230,258)	$(128,554)	$—
MCOX and others	(51,290)	—	(1,509)
	$(281,548)	$(128,554)	$375,055
% of total net revenues	(58)%	(32)%	105%

In 2011, based on our other-than-temporary impairment assessment, we recorded a $230.3 million charge to write down our equity investment in CRIC, based on CRIC’s closing stock price of $4.92 per ADS as of September 30, 2011, and a $50.9 million charge to write down our investments in MCOX, based on its closing stock price of $1.37 per ADS as of September 30, 2011.

In 2010, based on our other-than-temporary impairment assessment, we recorded a $128.6 million charge to write down our investment in CRIC, based on a closing stock price of $9.60 per ADS as of December 31, 2010. See Note 3 to the consolidated financial statements for further information on the impairment.

In October 2009, we spun off COHT to merge it with CRIC and exchange it for an approximately 33% interest in CRIC, resulting in a one-time gain of $376.6 million. Our equity investment in CRIC was initially valued at $572.0 million based on its initial public offering price of $12.00 per American Depository Share (ADS).

See Note 3 and 14 to the consolidated financial statements for further information.

Income tax expense

	Year Ended December 31,
	2011	2010	2009
	(In thousands, except percentages)
Current income tax provision	$5,930	$9,142	$7,093
Deferred income tax	(929)	(706)	1,230
Total	$5,001	$8,436	$8,323
Income from China operations	$65,275	$108,151	$81,890
Effective tax rate for China operations	8%	8%	10%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2011 was 8%, compared to 8% in 2010 and 10% in 2009. The lower effective tax rate for our PRC operations in 2011 and 2010 was primarily due to additional tax holidays received from a newly established subsidiary in Shanghai. Due to the expiration of tax holidays for this entity in 2011, we expect our effective tax rate to increase in the near future.

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

Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 2011, three of our subsidiaries were qualified as high and new technology enterprises under the new EIT Law.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2011, we did not record any withholding tax on the retained earnings of our FIEs in the PRC as we intend to reinvest all earnings in China since 2008 to further expand our business in China, and our FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

Our VIEs are wholly owned by our employees and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

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

B.     Liquidity and Capital Resources

	As of December 31
	2011	2010	2009
	(In thousands)
Cash, cash equivalents and short-term investments	$673,475	$882,835	$821,518
Working capital	$627,167	$760,635	$694,484

SINA shareholders’ equity	$1,055,670	$1,239,308	$1,221,727

We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering , the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003 and the $180.0 million raised from the private equity placement of our ordinary shares in November 2009, as well as cash generated from operations and the exercise of stock options.

On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, $1.0 million of the Notes were converted into our ordinary shares. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.

One of the conditions for conversion of the Notes to our ordinary shares is that the sale price (defined as closing per share sales price) of our ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of our ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 30, 2011, the last trading day of 2011, was $52.00. For the quarter ended March 31, 2012, the sale price of our ordinary shares exceeded 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore convertible into our ordinary shares for the quarter ending June 30, 2012 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2011, we issued 3.8 million ordinary shares to settle conversion requests equivalent to $96.8 million of the Notes and the corresponding liability was extinguished. Notes outstanding as of December 31, 2011 amounted to $2.2 million.

In the fourth quarter of 2008, the Board authorized, but did not obligate, us to repurchase up to $100 million of our ordinary shares on an opportunistic basis. Share repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of our ordinary shares, or otherwise and in such amounts as we deem appropriate. In 2009, we repurchased an aggregate of approximately 2.5 million shares in the open market, at an average price of $20.37 for a total consideration of $50.0 million. The repurchase program expired at the end of 2009.

In September 2009, we entered into a definitive agreement for a private equity placement of SINA’s ordinary shares with New-Wave. At the closing in November 2009, we received gross proceeds of $180.0 million and New-Wave received 5,608,612 of our ordinary shares. We filed a Registration Statement on Form F-3 for, among other things, the resale of the ordinary shares issued in the private equity placement.

As of December 31, 2011, we had $673.5 million in cash, cash equivalents and short-term investments. The decrease in cash, cash equivalents and short-term investments was mainly due to our investment activities in 2011, including acquiring a 19% interest in MCOX for $66.0 million, a 9% interest in Tudou for $66.4 million and a $50.0 million investment in Yunfeng Funds for the sole purpose of investing in Alibaba Group. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse affect on our financial condition, results of operations and liquidity.

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years Ended December 31,
	2011	2010	2009
	(In thousands)
Net cash provided by operating activities	$66,524	$116,595	$98,086
Net cash provided by (used in) investing activities	(218,214)	(235,910)	111,664
Net cash provided by financing activities	13,534	11,977	155,299
Effect of exchange rate changes on cash and cash equivalents	8,517	4,534	(1,946)
Net increase (decrease) in cash and cash equivalents	(129,639)	(102,804)	363,103
Cash and cash equivalents at beginning of period	643,619	746,423	383,320
Cash and cash equivalents at end of period	$513,980	$643,619	$746,423

Operating activities

Net cash provided by operating activities for 2011 was $66.5million. This was attributable to our net loss of $302.4 million,

adjusted by non-cash write-downs of investments of $281.5 million, non-cash goodwill impairment of $68.9 million, depreciation of $21.0 million, non-cash expenses including stock-based compensation of $16.6 million, unrealized foreign exchange gains of $3.0 million, allowance for doubtful accounts of $2.5 million, non-cash income from equity investment of $1.5 million and amortization of intangible assets of $0.7 million, partially offset by a net decrease in cash from working capital items of $16.9 million. The net decrease in working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities. Accrued liabilities included content fees, business taxes payable, sales rebate and marketing expenses. The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization.

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

Investing activities

Net cash used in investing activities for 2011 was $218.2 million. This was a result of the purchase of short-term investments of $631.7 million, equipment purchases of $54.9 million, and investments and prepayments on investments of $251.5 million, partially offset by the maturities of short-term investments of $719.9 million.

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

Financing activities

Net cash provided by financing activities for 2011 was $13.5 million. This was a result of the issuance of ordinary shares relating to the exercise of share options of $6.2 million, a sale of noncontrolling interest in subsidiaries of $5.7 million, and the proceed from other financing activities of $1.6 million.

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

C.     Research and Development, Patents and Licenses, etc.

Not applicable.

D.      Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands)
Operating leases obligation	$32,250	$15,204	$16,036	$1,010	$—
Purchase commitments	102,259	84,173	16,892	558	636
Other long-term liabilities	1,826	—	—	—	1,826
Total contractual obligations	$136,335	$99,377	$32,928	$1,568	$2,462

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses for the years ended December 31, 2011, 2010 and 2009 were $11.7 million, $8.4 million and $7.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2011 are $15.2 million, $11.2 million and $4.8 million for the years ending December 31, 2012, 2013 and 2014, respectively. The majority of the commitments are from our office lease agreements in China.

Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.           Directors, Senior Management and Employees

A.      Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of April 13, 2012:

Name	Age	Position
Charles Chao	46	President, Chief Executive Officer and Director
		(Principal Executive Officer)
Herman Yu	41	Chief Financial Officer
		(Principal Financial and Accounting Officer)
Hong Du	40	Chief Operating Officer
Tong Chen	45	Executive Vice President & Chief Editor
Yan Wang	39	Chairman of the Board
Pehong Chen	54	Independent Director
Lip-Bu Tan	52	Independent Director
Ter Fung Tsao	66	Independent Director
Yichen Zhang	48	Independent Director
Song-Yi Zhang	56	Independent Director

Charles Chao has served as a director and the Company’s Chief Executive Officer since May 2006. Mr. Chao has served as our President since September 2005 and as our Chief Financial Officer from February 2001 to May 2006. Mr. Chao served as our Co-Chief Operating Officer from July 2004 to September 2005. Mr. Chao served as our Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Mr. Chao is currently a director of Focus Media, an out-of-home media and advertising network company, NetDragon Websoft Inc., a company providing technology for online gaming, CRIC and several private companies. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Herman Yu has served as the Company’s Chief Financial Officer since August 2007. Mr. Yu had served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as Chief Auditor and then as Corporate Marketing Controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of MCOX. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a B.A. in Economics from the University of California.

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

Tong Chen has served as the Company’s Executive Vice President and Chief Editor since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of our subsidiaries, and he formally joined the Company in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China operations from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen serves as the independent director of Beijing Enlight Media Co. Ltd, a company listed on the Shenzhen Stock Exchange, since February 2010.  He is the independent director and the Chairman of compensation committee of TAL Education Group since June 2011 and  also a member of its audit committee, nomination and corporate governance committee. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.

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

Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. Mr. Chen is currently a director of HiSoft Technology International Limited, a provider of outsourced information technology and research and development services in China. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an Electronic Design Automation company. Mr. Tan is currently a director of Flextronics International Ltd., an electronics manufacturing services company, Semiconductor Manufacturing International Corp., a foundry in China, Inphi Corporation, a provider of high-speed analog semiconductor solutions, United Overseas Bank, one of Asia’s leading financial institutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

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

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. In addition, he has been an Advisory Director of Morgan Stanley based in Hong Kong since December 2000. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of China Renewable Energy Investment Limited, an alternative energy and software development company, and China Longyuan Power Group Corporation Limited, a wind power generation company. Mr. Zhang holds a J.D. degree from Yale Law School.

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

B.     Compensation

Compensation

In 2011, we paid an aggregate of approximately $1.5 million in cash compensation to our executive officers and non-employee directors as a group. Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on the Company’s Board of Directors.

In 2011, we granted an aggregate of 36,000 restricted share units subject to service-based vesting to non-employee directors. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our non-employee directors are not required to pay any consideration to the Company at the time of grant of a restricted share unit. The restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our Board of Directors. Restricted share units that do not vest as prescribed will be forfeited.

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

As of April 13, 2012, options and restricted share units for 801,964 ordinary shares were outstanding under the Amended and Restated 2007 Plan, and options to purchase 370,298 ordinary shares were outstanding under the Company’s 1999 Stock Plan, and 1999 Directors’ Stock Option Plan.

The following table summarizes, as of April 13, 2012, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Du Hong	*		$24.73	June 7, 2006	June 7, 2012
Chen, Pehong	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Tan, Lip-Bu	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Tsao, Ter Fung	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Zhang, Yichen	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
Other employees	343,025		From $12.98 to $33.29	From May 21, 2003 to March 20, 2008	From June 7, 2012 to September 7, 2014
	*	(1)	—	From March 30, 2009 to January 8, 2012	—
Total	1,172,262

*              Less than one percent of the outstanding ordinary shares.

(1)       Restricted share units.

The options granted to our executive officers generally have a term of six to seven years, but are subject to earlier termination in connection with termination of continuous service to the Company. Generally, optionees may pay the exercise price via a cashless exercise procedure. Except for the options granted to Charles Chao, options granted to our executive officers vest over a four-year vesting period with 12.5% of the shares covered by the options vesting on the six-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The options granted to Charles Chao vest over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the date of the grant and the remaining shares vesting ratably on a monthly basis over the remaining vesting period of the options. The restricted share units subject to service-based vesting that were granted to our executive officers and non-employee directors generally vest over a three to four-year period on a straight-line basis on each six-month anniversary date.

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

We currently have seven members of the Board of Directors. All members of the Board, except for the CEO, serve a three-year term. The Board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the Board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2012 annual general meeting are Yan Wang and Song-Yi Zhang, the Class II directors whose terms will expire at our 2013 annual general meeting are Ter Fung Tsao and Yichen Zhang and the Class III directors whose terms will expire at our 2014 annual general meeting are Pehong Chen and Lip-Bu Tan. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”

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

Finally, the Audit Committee shall ensure that the Company’s independent accountant understand both (i) their ultimate accountability to the Board and the Audit Committee, as representatives of the Company’s shareholders and (ii) the Board’s and the Audit Committee’s ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Company’s independent accountant (or to nominate the outside accountant to be proposed for shareholder approval in any proxy statement).

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

Potential Payments upon Termination or Change in Control

We have entered into contracts with our executive officers, including with Mr. Charles Chao, our Chief Executive Officer and a director of the Company, which provide for potential payments upon termination or change in control.

Terms of Potential Payments — Termination

We have entered into an employment agreement with our executive officers providing, among other things, that in the event that employment of such executive officer is terminated without cause or if a constructive termination occurs (either event, an “Involuntary Termination”), such executive officer shall be entitled to receive payment of severance benefits equal to his or her regular monthly salary for twelve months (or in the case of Mr. Chao, (i) eighteen months if the remaining term of his employment agreement (the “Remaining Term”) is more than or equal to eighteen months, (ii) the Remaining Term if the Remaining Term is less than eighteen months but more than twelve months, or (iii) twelve months if the Remaining Term is equal to or less than 12 months (the “Severance Period”)), provided that the executive officer executes a release agreement at the time of such termination. An amount equal to six months of such severance benefits shall be paid on the six-month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the following six-month period (or in the case of Mr. Chao, over the remaining Severance Period) in accordance with the Company’s standard payroll schedule. Additionally, upon an Involuntary Termination, such executive officer will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the six-month anniversary of such executive officer’s termination date. The Company will also reimburse such executive officer over the twelve months following termination (or in the case of Mr. Chao, over the Severance Period) for health insurance benefits with the same coverage provided to such executive officer prior to his or her termination, provided that reimbursement for the first six months shall be paid on the six-

month anniversary of such executive officer’s termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which such executive officer receives such health insurance benefits. Any unvested share options or shares of restricted stock held by such executive officer as of the date of his or her Involuntary Termination will vest as to that number of shares that such executive officer would have vested over the twelve-month period following his or her termination (or in the case of Mr. Chao, during the Severance Period) if he or she had continued employment with the Company through such period, and such executive officer shall be entitled to exercise any such share options through the date that is the later of (x) the 15th day of the third month following the date the share options would otherwise expire, or (y) the end of the calendar year in which the share options would otherwise expire. Such executive officer is not eligible for any severance benefits if his employment is terminated voluntarily or if he or she is terminated for cause.

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

Except as set forth in Item 6.B. Compensation, we have no service contracts with any of our directors that provide benefits to them upon termination.

D.      Employees

As of December 31, 2011, we had approximately 5,400 full-time employees, approximately 5,300 of whom were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2011 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.      Share Ownership

The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of April 13, 2012 by:

•            each shareholder known to us to own beneficially more than 5% of the ordinary shares;

•            each director;

•            each of our executive officers listed in “Directors and Senior Management” above; and

•            all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 66,264,394 ordinary shares outstanding as of April 13, 2012 together with options that are exercisable within 60 days from April 13, 2012 and shares issuable upon vesting of restricted share units within 60 days from April 13, 2012 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
New-Wave Investment Holding Company(2)	5,608,612	8.46%
FMR LLC(3)
82 Devonshire Street
Boston, Massachusetts, 02109	5,841,313	8.82%
T. Rowe Price Associates, INC.(4)
100 E. Pratt Street, Baltimore, Maryland 21202	6,392,497	9.65%
Capital Research Global Investors(5)
333 South Hope Street
Los Angeles, CA 90071	4,800,000	7.24%
Directors and Executive Officers
Lip-Bu Tan(6)
c/o Walden International
One California Street, 28th Floor
San Francisco, CA 94111	*	*
Ter Fung Tsao(7)
c/o Standard Foods Corporation,
5th Floor, No. 136 Jen Ai Road, Section 3
Taipei 10657, Taiwan	*	*
Pehong Chen(8)
1600 Seaport Blvd,
Suite 120
Redwood City, CA 94063	*	*
Yan Wang(9)	*	*
Yichen Zhang (10)
CITIC 26/F CITIC Tower
1 Tim Mei Avenue, Central Hong Kong	*	*
Song-Yi Zhang (11)
10/F, Fung House,
19-20 Connaught Road, Central Hong Kong	*	*

Charles Chao(12)	5,779,080	8.72%
Herman Yu(13)	*	*
Hong Du(14)	*	*
Tong Chen(15)	*	*
All directors and executive officers as a group (10 persons)(16)	6,255,705	9.39%

*                                         Less than one percent of the outstanding ordinary shares.

(1)       For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after April 13, 2012. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person. Beneficial ownership calculations for 5% shareholders are based solely on publicly-filed Schedule 13D’s or 13G’s, which 5% shareholders are required to file with the SEC.

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

(3)       Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 14, 2012.

(4)       Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 9, 2012.

(5)      Beneficial ownership calculation is based solely on a review of a Schedule 13G filing made with the SEC on February 8, 2012. Capital Research Global Investors is a division of Capital Research and Management Company, which is an investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(6)       Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 68,250 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(7)       Includes 10,000 shares held by Mr. Tsao and 80,250 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(8)       Includes 6,882 shares held by a trust controlled by Mr. Chen and 23,250 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 share issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(9)       Includes 60,000 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(10)        Includes 23,250 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(11)        Includes 87,750 shares issuable upon exercise of options exercisable within 60 days from April 13, 2012 and 2,298 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(12)        Includes 5,608,612 shares owned by New-Wave Investment Company and nil share issuable upon vesting of restricted share units within 60 days from April 13, 2012. Mr. Chao is the sole director and executive officer of New-Wave Investment Company. Mr. Chao may be deemed to have shared voting and investment power over the shares held by New-Wave. Mr. Chao disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(13)        Includes nil share issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(14)        Includes nil share issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(15)        Includes nil share issuable upon vesting of restricted share units within 60 days from April 13, 2012.

(16)        Includes 5,608,612 shares owned by New-Wave Investment Company, which Charles Chao may be deemed to have shared voting and investment power, 19,882 shares held by all directors and officers as a group and 342,750 shares issuable upon exercise of options within 60 days from April 13, 2012 and 13,788 shares issuable upon vesting of restricted share units within 60 days from April 13, 2012.

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

As of April 13, 2012, approximately 66,226,245 ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by 46 record shareholders in the United States, including approximately 99.9% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.     Related Party Transactions

Except for the transactions disclosed below in this Item 7B and Note 7 to the consolidated financial statements, since the beginning of 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

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

Commercial Contracts

One of the Company’s subsidiaries is a party to an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, is a director of SINA. Under the agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2011, 2010 and 2009, the Company paid Broadvision approximately $126,000, $112,000 and $114,000, respectively. There was no payable outstanding as of December 31, 2011.

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

•                Weibo Internet Technology (China) Co., Ltd. agreed to provide a senior management member an interest-free loan of RMB

6,000,000 for purposes of providing capital to Weimeng. The entire principal amount of the loan is currently outstanding.

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

On July 23, 2009, we and CRIC entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which CRIC acquired our 66% equity interest in COHT in exchange for CRIC issuing its ordinary shares to us. We and CRIC also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. We and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of CRIC’s acquisition of our equity interests in COHT. Immediately after CRIC’s initial public offering in October 2009, COHT became a wholly owned subsidiary of CRIC, while E-House and we became CRIC’s two largest shareholders, holding 50.04% and 33.35%, respectively, of CRIC’s total outstanding ordinary shares. During 2011 and 2010, we acquired an additional 300,000 shares and 923,000 shares, respectively, of

CRIC’s shares through open market and held approximately 34% of CRIC’s total outstanding ordinary shares as of December 31, 2011. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75.

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

In light of CRIC’s pending merger into E-House, we are currently discussing with E-House a similar registration rights agreement with respect to the E-House shares we will receive as a result of the merger.

Amended and Restated Advertising Agency Agreement

Under the amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of CRIC’s acquisition of our online real estate business, COHT continues to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell to real estate, home furnishing and construction material advertisers on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than these three channels, COHT is entitled to receive approximately 85% of the revenues generated from these sales. In addition, COHT authorizes SINA as its exclusive agent to sell non real estate advertising on its directly operated website and channels. COHT is also entitled to receive 85% of the revenues generated from these sales. The initial term of the amended and restated advertising agency agreement is ten years. For the year ended December 31, 2011, CRIC paid us a total amount of $3.5 million for online advertising agency fee. As of December 31, 2011, there were $1.9 million due from CRIC, representing online advertising agency fee payable to us. This agreement will remain valid and effective after the merger of CRIC into E-House.

Domain Name and Content License Agreement

Under the domain name and content license agreement, which became effective upon CRIC’s acquisition of our online real estate business, SINA grants to COHT an exclusive license to use its three domain names, i.e., house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn, in connection with COHT’s real estate Internet operations in China. In addition, SINA also grants to COHT an exclusive license to use all content whose copyrights are owned by SINA or owned by a third party provider but is sub-licensable by SINA without requiring payment of any additional fees. For other operating content, COHT is required to enter into an agreement with the owner independently and is responsible for the costs associated with procuring the content. The licenses are for an initial term of ten years and free of any additional fees. This agreement will remain valid and effective after the merger of CRIC into E-House.

Trademark License Agreement

Under the trademark license agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with COHT’s real estate Internet operations in China through website located at www.leju.com and the channels located at house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn. The licenses are for an initial term of ten years and free of any additional fees. This agreement will remain valid and effective after the merger of CRIC into E-House.

Software License and Support Services Agreement

Under the software license and support services agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use (i) SINA’s proprietary software including those used for Internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management, flow statistics and monitoring, (ii) current software products and interfaces necessary to facilitate COHT’s use of the current software products, (iii) the databases and compilations, (iv) its improvement to the licensed software and (v) related documentation and hardware, in connection with COHT’s real estate Internet operations in China. SINA will also provide to COHT infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, SINA will also provide COHT support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years and free of any additional fees. However, to the extent that there are any reasonable, incremental costs for use of the licensed software. This agreement will remain valid and effective after the merger of CRIC into E-House.

C.     Interests of Experts and Counsel

Not applicable.

Item 8.           Financial Information

A.      Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.

Legal Proceedings

As of December 31, 2011, there were no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, material effects on the Company’s financial position, profitability or cash flows.

Dividend Policy

We have not declared nor paid any cash dividends on our ordinary shares in the past and have no plans to do so in the foreseeable future.

B.     Significant Changes

None.

Item 9.           The Offer and Listing

A.      Offer and Listing Details

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

	Trading Price
	High	Low
Annual Highs and Lows
2007	$59.27	$29.16
2008	58.60	21.49
2009	47.95	17.89
2010	76.36	32.00
2011	147.12	46.86
Quarterly Highs and Lows
First Quarter 2010	47.25	35.26
Second Quarter 2010	40.58	32.00
Third Quarter 2010	53.05	34.26
Fourth Quarter 2010	76.36	48.50
First Quarter 2011	109.53	69.12
Second Quarter 2011	147.12	77.33
Third Quarter 2011	125.37	68.00
Fourth Quarter 2011	96.00	46.86
First Quarter 2012	80.80	47.13
Monthly Highs and Lows
October 2011	96.00	64.81
November 2011	87.00	56.05
December 2011	69.95	46.86
January 2012	71.40	47.13
February 2012	77.80	60.34
March 2012	80.80	64.21
April 2012 (as of April 13, 2012)	66.18	59.50

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

Passive Foreign Investment Company

Based on the market value of our ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2011, we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Our PFIC status for the current taxable year ending December 31, 2012 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.

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

We had approximately $405.2 million in cash and bank time deposits (with terms up to twelve months) with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws. For 2011, our interest income was $13.7 million and fluctuations of interest rates for Chinese RMB and U.S. dollars bank deposits can impact our financial results.

Our remaining $2.2 million, zero-coupon, convertible, subordinated notes due 2023 bear no interest and are denominated in U.S. dollars. Therefore, there is no interest or foreign currency exchange risk associated with the outstanding notes.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms” in the “Risk Factors” section. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2011, the foreign currency translation adjustments to our comprehensive income and net currency transaction gain were $22.2 million and $2.3 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the Chinese RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2011, (2) projected net assets of the operation in China equal to the balances in Chinese RMB and U.S. dollar as of December 31, 2011 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	$8,087	$(11)
Appreciate 5%	$20,241	$(29)
Depreciate 2%	$(8,075)	$11
Depreciate 5%	$(20,164)	$29

Investment Risk

As of December 31, 2011, our equity investments, including marketable securities, totaled $463.9 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statement of operations. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2010 and 2011, we recognized impairment charges on equity investments in the amount of $128.6 million and $281.5 million, respectively. In 2009, we spun off COHT and merged it with CRIC, resulting in a one-time gain of $376.6 million. Our interest in the equity of CRIC was valued at $572.0 million based on its initial public offering price of $12.00 per ADS as of December 31, 2009. In 2010, we took an impairment charge of $128.6 million on our investment in CRIC, based on a closing price of $9.60 per ADS as of December 2010. In 2011, we took another impairment charge of $230.3 million on our investment in CRIC, which had a book value of $4.92 per ADS as of December 31, 2011. In 2011, we also recorded an impairment charge of $50.9 million on our investment in MCOX, which had a book value of $1.16 per ADS as of December 31, 2011. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. We are currently evaluating the accounting treatment related to the privatization of CRIC.

We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value. See Note 3 to our Consolidated Financial Statements for further information on our marketable investments and other equity investments.

Our short-term investment as of December 31, 2011 was $159.5 million, which is composed of bank time deposits.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.           Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2011 and 2010:

	2011	2010
Audit and Audit Related Fees	$1,742,052	$1,328,341
Tax Fees(1)	24,800	54,319
All Other Fees(2)	1,800	1,500

(1)       Tax fees consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(2)       All Other Fees consist of $1,800 subscription fee for accounting rules and materials.

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

Item 16G.           Corporate Governance

As a foreign private issuer (“FPI”) whose securities are listed the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We complied with during fiscal year 2011 and currently comply with the NASDAQ Rules.

Item 16H.           Mine Safety Disclosure

Not applicable.

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

4.10

Translation of Share Pledge Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd. (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.19 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.11

Translation of Loan Agreements (18 agreements in total) between SINA.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company for funding significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.20 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.12

Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power (18 agreements in total) between SINA.com Technology (China) Co., Ltd (a subsidiary of the Company) and certain employees of the Company in relation to significant Variable Interest Entities controlled by the Company (Filed as Exhibit 4.21 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.13*	Translation of Form Loan Repayment Agreement by and between our wholly owned subsidiary and individual shareholders of our VIE.

4.14*	Translation of Form Share Transfer Agreement by and between our wholly owned subsidiary and individual shareholders of our VIE.

4.15*	Translation of Form Exclusive Technical Services Agreement by and between our wholly owned subsidiary and our VIE.

4.16*	Translation of Form Exclusive Sales Agency Agreement by and between our wholly owned subsidiary and our VIE.

4.17*	Translation of Form Trademark License Agreement by and between our wholly owned subsidiary and our VIE.

4.18

Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.19

Stock Purchase Agreement dated February 24, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.20

Amendment Agreement dated March 23, 2004, among SINA, Crillion, the shareholders of Crillion listed on Part I of Exhibit A of the Stock Purchase Agreement and the individuals listed on Part II of Exhibit A of the Stock Purchase Agreement (Filed as Exhibit 2.2 to the Company’s Report on Form 8-K filed on April 7, 2004, and incorporated herein by reference).

4.21

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

4.22	Stock Purchase Agreement dated July 1, 2004 among SINA Corporation, Davidhill Capital Inc., the shareholders of

Davidhill Capital Inc. listed on Part I of Exhibit A to such agreement, and the company and individuals listed on Part II of Exhibit A to such agreement. (Filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.23

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

4.24

Asset Purchase Agreement dated July 1, 2004 by and between Guiyang Longmaster Information Technology Co., Ltd. and Beijing Davidhill Internet Technology Service Co., Ltd. (Filed as Exhibit 2.3 to the Company’s Report on Form 8-K filed on October 22, 2004, and incorporated herein by reference).

4.25	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.26

Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.27

Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.28

Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.29

Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.30

Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.40 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.31

Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.32

Share Subscription Agreement dated as of September 22, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.33

Letter Amendment dated as of September 23, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.42 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.34

Amended and Restated Registration Rights Agreement dated as of November 18, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.43 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.35

Share Purchase Agreement, dated July 23, 2009, between CRIC Holdings Limited and the Company (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.36

Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between China Real Estate Information Corporation and the Company (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.37

Amendment Agreement to the Share Purchase Agreement, dated October 17, 2009, between China Real Estate Information Corporation and the Company (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.38

Shareholders Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.39

Registration Rights Agreement, dated October 21, 2009, by and among the China Real Estate Information Corporation, E-House (China) Holdings Limited and the Company (Filed as Exhibit 4.48 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.40

English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between the Company and China Online Housing Technology Corporation (Filed as Exhibit 4.49 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.41

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

4.44	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Company’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference).

8.1*	List of Subsidiaries.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Jun He Law offices.

15.3*	Consolidated financial statements of China Real Estate Information Corporation for the fiscal years ended December 31, 2011, 2010 and 2009.

15.4*	Consent of Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm of China Real Estate Information Corporation.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 27, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 27, 2012

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$513,980	$643,619
Short-term investments	159,495	239,216
Accounts receivable, net of allowances for doubtful accounts of $11,492 and $9,262, respectively (include due from related parties of $5,959 and $5,050 as of December 31, 2011 and 2010, respectively)	112,469	89,843
Prepaid expenses and other current assets	41,966	35,981
Total current assets	827,910	1,008,659
Property and equipment, net	74,511	33,289
Equity investments	463,939	508,113
Intangible assets, net	815	1,524
Goodwill	15,159	84,050
Other assets	9,113	455
Total assets	$1,391,447	$1,636,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,854	$3,963
Accrued liabilities	140,476	96,192
Income taxes payable	14,717	17,011
Deferred revenue	34,496	31,858
Convertible debt	2,200	99,000
Total current liabilities	200,743	248,024
Long-term liabilities:
Deferred revenue	126,529	145,274
Other liabilities	1,826	2,266
Total long-term liabilities	128,355	147,540
Total liabilities	329,098	395,564
Commitments and contingencies (Note 16)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 shares authorized; 66,143 and 61,775 shares issued and outstanding as of December 31, 2011 and 2010, respectively	8,797	8,216
Additional paid-in capital	715,098	596,110
Accumulated other comprehensive income	62,497	63,612
Retained earnings	269,278	571,370
Total SINA shareholders’ equity	1,055,670	1,239,308
Noncontrolling interests	6,679	1,218
Total shareholders’ equity	1,062,349	1,240,526
Total liabilities and shareholders’ equity	$1,391,447	$1,636,090

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2011	2010	2009
Net revenues:
Advertising (include revenue received from CRIC of $3,474, $2,526 and $852 for 2011, 2010 and 2009, respectively)	$368,805	$290,814	$227,895
Non-advertising (include amortization of deferred revenue from CRIC of $18,745, $18,745 and $4,686 for 2011, 2010 and 2009, respectively)	114,024	111,803	130,672
	482,829	402,617	358,567
Costs of revenue:
Advertising	157,458	116,295	99,835
Non-advertising	57,890	52,115	58,457
	215,348	168,410	158,292
Gross profit	267,481	234,207	200,275
Operating expenses:
Sales and marketing	135,867	77,996	85,133
Product development	65,533	34,048	33,777
General and administrative	30,121	22,585	40,025
Goodwill impairment	68,891	—	—
Amortization of intangible assets	731	3,335	4,138
Total operating expenses	301,143	137,964	163,073
Income (loss) from operations	(33,662)	96,243	37,202
Interest and other income, net	16,327	8,804	8,371
Earnings from equity investments, net	1,466	12,604	—
Gain on sale of business or (investment impairment)	(281,548)	(128,554)	375,055
Income (loss) before income tax expense	(297,417)	(10,903)	420,628
Income tax expense	(5,001)	(8,436)	(8,323)
Net income (loss)	(302,418)	(19,339)	412,305
Less: Net income (loss) attributable to the noncontrolling interest	(326)	(245)	410
Net income (loss) attributable to SINA	$(302,092)	$(19,094)	$411,895
Basic net income (loss) per share attributable to SINA	$(4.64)	$(0.31)	$7.53
Diluted net income (loss) per share attributable to SINA	$(4.64)	$(0.31)	$6.95
Shares used in computing basic net income (loss) per share attributable to SINA	65,121	61,216	54,722
Shares used in computing diluted net income (loss) per share attributable to SINA	65,121	61,216	59,259

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

			SINA Shareholders’ Equity
	Total Shareholders’	Comprehensive	Ordinary Shares		Additional Paid-In	Shares Repurchased		Accumulated Other Comprehensive	Retained	Noncontrolling
	Equity	Income (loss)	Shares	Amount	Capital	Shares	Amount	Income	Earnings	Interest
Balances at December 31, 2008	$624,548		56,121	$7,464	$382,880	—	—	$51,592	$178,569	$4,043
Repurchase of ordinary shares	(50,074)		—	—	—	(2,455)	(50,074)	—	—	—
Cancellation of repurchased ordinary shares	—		(2,455)	(327)	(49,747)	2,455	50,074	—	—	—
Issuance of ordinary shares pursuant to stock plans	26,175		1,644	219	25,956	—	—	—	—	—
Issuance of ordinary shares pursuant to private equity placement	180,000		5,609	746	179,254	—	—	—	—	—
Issuance cost of private equity placement	(349)		—	—	(349)	—	—	—	—	—
Stock-based compensation expenses of stock plans	22,637		—	—	22,637	—	—	—	—	—
Stock-based compensation expenses of private equity placement	10,726		—	—	10,726	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	798		—	—	—	—	—	—	—	798
Purchase of subsidiaries’ shares from noncontrolling interest	(342)		—	—	(171)	—	—	—	—	(171)
Disposal of noncontrolling interest in a subsidiary	(4,270)		—	—	(162)	—	—	—	—	(4,108)
Comprehensive income:
Net income	412,305	$412,305	—	—	—	—	—	—	411,895	410
Others	329	329	—	—	—	—	—	329	—	—
Currency translation adjustments	216	216	—	—	—	—	—	216	—	—
Total comprehensive income	412,850	$412,850
Balances at December 31, 2009	$1,222,699		60,919	$8,102	$571,024	$—	$—	$52,137	$590,464	$972
Issuance of ordinary shares pursuant to stock plans	11,798		856	114	11,684	—	—	—	—	—
Stock-based compensation expenses	13,402		—	—	13,402	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	453		—	—	—	—	—	—	—	453
Comprehensive income (loss):
Net loss	(19,339)	$(19,339)	—	—	—	—	—	—	(19,094)	(245)
Unrealized gain on available-for-sale securities	868	868	—	—	—	—	—	868	—	—
Currency translation adjustments	10,645	10,645	—	—	—	—	—	10,607	—	38
Total comprehensive loss	(7,826)	$(7,826)
Balances at December 31, 2010	$1,240,526		61,775	$8,216	$596,110	$—	$—	$63,612	$571,370	$1,218
Issuance of ordinary shares pursuant to stock plans	6,164		615	82	6,082	—	—	—	—	—
Issuance of ordinary shares pursuant to convertible bond conversion	96,798		3,753	499	96,299	—	—	—	—	—
Stock-based compensation expenses	16,607		—	—	16,607	—	—	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	5,702		—	—	—	—	—	—	—	5,702
Comprehensive income (loss):
Net loss	(302,418)	$(302,418)	—	—	—	—	—	—	(302,092)	(326)
Unrealized loss on available-for-sale securities, net	(23,257)	(23,257)	—	—	—	—	—	(23,257)	—	—
Currency translation adjustments	22,227	22,227	—	—	—	—	—	22,142	—	85
Total comprehensive loss	(303,448)	$(303,448)
Balances at December 31, 2011	$1,062,349		66,143	$8,797	$715,098	$—	$—	$62,497	$269,278	$6,679

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$(302,418)	$(19,339)	$412,305
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	20,968	13,609	15,272
Amortization of intangible assets	731	3,335	4,403
Stock-based compensation	16,607	13,402	33,363
Provision for allowance for doubtful accounts	2,530	1,239	5,269
Deferred income taxes	(929)	(706)	1,230
Earnings from equity investments, net	(1,466)	(12,604)	—
Investment impairment (gain on sale of business)	281,548	128,554	(375,055)
Goodwill impairment	68,891	—	—
Realized (unrealized) foreign exchange gains	(2,979)	—	1,964
Loss (gain) on disposal of property and equipment	(64)	(47)	53
Changes in assets and liabilities (net of effect from business acquisition and disposal):
Accounts receivable	(19,819)	(13,390)	(1,746)
Prepaid expenses and other current assets	(7,600)	442	(5,565)
Other assets	(6,348)	3,211	(3,240)
Accounts payable	(109)	(128)	(76)
Accrued liabilities	36,786	11,768	16,493
Income taxes payable	(2,990)	2,024	(2,751)
Deferred revenue	(16,815)	(14,775)	(3,833)
Net cash provided by operating activities	66,524	116,595	98,086
Cash flows from investing activities:
Purchases of short-term investments	(631,718)	(558,165)	(45,692)
Maturities of short-term investments	719,867	399,018	191,614
Purchases of property and equipment	(54,913)	(20,892)	(4,909)
Cash disposed in conjunction with the spin off of China Online Housing Technology Corporation	—	—	(11,647)
Investments and prepayments on equity investments	(251,450)	(55,871)	(17,076)
Cash paid for acquisitions of intangible assets	—	—	(626)
Net cash provided by (used in) investing activities	(218,214)	(235,910)	111,664
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	6,191	12,497	25,436
Proceeds from issuance of ordinary shares pursuant to private equity placement	—	—	180,000
Repurchase of ordinary shares	—	—	(50,074)
Proceeds from noncontrolling interest in subsidiaries	5,702	—	798
Other financing activities	1,641	(520)	(861)
Net cash provided by financing activities	13,534	11,977	155,299
Effect of exchange rate change on cash and cash equivalents	8,517	4,534	(1,946)
Net increase (decrease) in cash and cash equivalents	(129,639)	(102,804)	363,103
Cash and cash equivalents at the beginning of the year	643,619	746,423	383,320
Cash and cash equivalents at the end of the year	$513,980	$643,619	$746,423
Supplemental disclosures:
Cash paid for income taxes	$(9,093)	$(7,108)	$(10,607)
Supplemental disclosures of noncash investing and financing activities:
Equity investment in China Real Estate Information Corporation in exchange for the spin off of SINA’s online real estate business in China Online Housing Technology Corporation and certain licenses and services agreements	—	—	572,000
Conversion of convertible debts into ordinary shares	$96,798	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

SINA Corporation (“SINA,” “we” or the “Company”) is an online media company serving China and the global Chinese communities. Through our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media), the Company enables Internet users to access professional media and user generated content (UGC) in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for WAP users. Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.  Through these businesses and properties and other business lines, the Company offers an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, e-commerce and enterprise services. The Company generates the majority of its revenues from online brand advertising, MVAS and fee-based services.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes the accounting for advertising and MVAS revenues, accounting for income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, equity investments, stock-based compensation, consolidation, determination of the estimated useful lives of assets, accounting for advertising costs, and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content and MVAS services in China via its VIEs, which hold critical operating licenses that enable SINA to do business in China. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs to allow the transfer of economic benefits from the VIEs to the Company.

The Company’s VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2011, the total amount of interest-free loans to these PRC employees was $34.4 million and the aggregate accumulated losses of all VIEs were approximately $9.1 million, which have been included in the consolidated financial statements.

As of December 31, 2011, the total assets for the consolidated VIEs were $139.8 million, mainly comprising cash and cash equivalents, accounts receivable and property and equipment. As of December 31, 2011, total liabilities for the consolidated VIEs were $68.8 million, $51.3 million in accrued liabilities, $9.1 million in tax payable and $8.4 million in deferred revenue. These balances were reflected in SINA’s consolidated financial statements with intercompany transactions eliminated.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $79.9 million as of December 31, 2011. Since our VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of our VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs:

•    Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through business agreements. The ICP Company is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 0.2% owned by Yan Wang, the Company’s Chairman of the Board, 22.8% owned by the Company’s executive officer Tong Chen, 27.1% owned by the Company’s executive officer Hong Du, and 49.9% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $19.0 million.

•    Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through business agreements. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•    Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through business agreements. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is 1.2 million.

•    Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through business agreements. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•    Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through business agreements. The IAD Company is an advertising agency. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $7.3 million.

•    Beijing Weimeng Technology Co., Ltd (“Weimeng”), a China company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Weimeng is $1.5 million.

The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies were consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing were consolidated by the Company since March 2004. The operating results of the IAD Company and Weimeng were consolidated since its establishment in 2004 and 2010, respectively.

The following is a summary of the VIE agreements:

   Loan Agreements.  One of our wholly owned subsidiaries, Sina.com Technology (China) Co. Ltd, or STC, or Weibo Internet Technology (China) Co., Ltd. (“WITC”) in case of

Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of the loans is 10 years and STC, or WITC in the case of Weimeng, has the right to, at its own discretion, shorten or extend the term of the loans if necessary. These loans are eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements.  Each shareholder of the VIEs has granted STC, or WITC in the case of Weimeng, an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection. STC, or WITC in the case of Weimeng, may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the VIEs and STC, or WITC in the case of Weimeng, have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and STC, or WITC in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements.  Each shareholder of the VIEs and STC, or WITC in the case of Weimeng, have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power.  Each shareholder of the VIEs has authorized STC, or WITC in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves.

Share Pledge Agreements.  Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC, or WITC in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or WITC in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or WITC in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC, or WITC in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (ii) STC or WITC in the case of Weimeng unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or WITC in the case of Weimeng, pursuant to which STC, or WITC in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE:

Xunlong, one of our VIEs, has engaged STC to provide technical services for its Internet information service and MVAS businesses and STC has the sole right to appoint any company or companies at its discretion to perform such technical services. Beijing New Media Information Technology Co., Ltd., our wholly owned subsidiary, was appointed by STC to perform technical services for Xunlong.

Wangxing, one of our VIEs, has also entered into a technical services agreement with STC with terms and rights substantially identical to the technical services agreement entered into between Xunlong and STC for the Internet information service and MVAS businesses described above.

ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value added telecommunication and other related businesses. ICP Company is obligated to pay service fees to STC.

IAD Company, one of our VIEs, has also entered into a technical services agreement with STC with terms substantially identical to the technical services agreement entered into between ICP Company and STC for the online advertising and other related businesses described above. Pursuant to changes in applicable PRC laws in 2008, as foreign-invested entities became permitted to engage directly in advertising businesses, SINA established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

StarVI, one of our VIEs, has also entered into a technical services agreement with STC, with terms substantially identical to the technical services agreement entered into between Xunlong and STC for the value added telecommunication and other related businesses described above.

Weimeng, one of our VIEs, has engaged WITC to provide technical services for its online advertising, MVAS and other related businesses.

These exclusive technical services agreements will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.

Exclusive Sales Agency Agreements.  Each of the VIEs has granted STC, or WITC in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sale agency agreements will not expire until the respective VIEs dissolve.  We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).  We have not yet utilized the Exclusive Sales Agency Agreements nor do we expect to do so in the foreseeable future.

Trademark License Agreements.  STC or WITC in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or WITC in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or WITC in case of Weimeng. The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or WITC in case of Weimeng.  We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs. We have not yet generated revenue from the Trademark License Agreements nor do we expect to do so in the foreseeable future.

The Company believes that the contractual arrangements among its VIEs, subsidiaries and certain employees of the Company are in compliance with current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the power of attorney provided by the shareholders of the VIEs is legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or VIEs. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs or that a loss will occur as a result of the aforementioned risks and uncertainties is remote.

Noncontrolling interest

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in its consolidated financial statements has clearly distinguished the interest of SINA from the interest of noncontrolling interest holders.

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

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. At December 31, 2011 and 2010, cash equivalents were comprised of investments in time deposits and money market funds stated at cost plus accrued interest.

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

Long-lived assets

Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $21.0 million, $13.6 million and $15.3 million for 2011, 2010 and 2009, respectively.

Goodwill. Goodwill is carried at cost and tested for impairment at least annually or more frequently if facts or change in circumstances indicate that this asset may be impaired. A two-step test is used to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level below, is compared to its carrying value including goodwill. The Company generally determines the fair value of its reporting units using the market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.

Intangible assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to ten years.

Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Equity investments

Equity investments are comprised of investments in publicly traded companies, privately-held companies and limited partnerships. For equity investments over which the Company does not have significant influence, the cost method accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies the Company has virtually no influence are accounted for using the cost method. The Company accounts for common-stock-equivalent equity investments and limited-partnership investments in entities over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company accounts for its investment in China Real Estate Information Corporation (“CRIC”) using the equity method of accounting. Following the acquisition date, the Company has recorded its share of the results of CRIC one quarter in arrear within earnings from equity investments.

The Company assesses its equity investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the Consolidated Statements of Operations.

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value classified and accounted for as available-for-sale securities under Equity Investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to income. The fair value of the investment would then become the new cost basis of the investment and shall not be adjusted for subsequent recoveries in fair value.

Convertible debt

The Company estimates the fair value of its convertible notes as of the date of issuance, and as if the instrument was issued without the conversion feature. The difference between the fair value and the principal amount of the instrument was recorded as debt discount and as a component of equity. The debt discount was subsequently amortized as interest cost over its expected life of four years from its issuance date to its earliest conversion date. Convertible notes are classified as a current liability if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

Revenues for advertising services are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes. Starting January 1, 2011, the Company adopted the new revenue recognition policy on multiple-deliverable revenue arrangements, which required the arrangement consideration be allocated to all deliverables at the inception of the arrangement on the following basis (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, (c) the management’s best estimate of the selling price for that deliverable is used. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the undelivered elements until the remaining obligations have been satisfied. Adoption of the revised guidance has had no material impact on the Company’s consolidated financial statements.

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

The Company contracts with China Mobile and its subsidiaries, China Unicom and its subsidiaries, and China Telecom Corporation and its subsidiaries for billing, collection and transmission services related to the MVAS offered to its users. The Company also contracts with other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as the Company is considered the primary obligor in the arrangement, designs and develops (in some cases with the assistance of third-parties) the MVAS, has reasonable latitude to establish price, has discretion in selecting the operators to offer its MVAS, provides customer services related to the MVAS and takes on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met.

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

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2011, 2010 and 2009, the Company recorded MVAS revenues in the amount of $83.5 million, $86.2 million and $119.3 million, respectively. The impact of reporting in one-month lag for MVAS revenues was immaterial.

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

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for 2011, 2010 and 2009 were $32.5 million, $27.2 million and $22.9 million, respectively.

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

Advertising expense

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2011, 2010 and 2009 were $87.2 million, $45.0 million, and $45.8 million, respectively.

Stock-based compensation

All stock-based awards to employees and directors, including stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies were available, the replacement cost method, or a weighted blend of these approaches if more than one is applicable. Determination of estimated fair value of our subsidiaries requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. Options granted generally vest over four years.

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

Foreign currency translation adjustments to the Company’s comprehensive income (loss) for 2011, 2010 and 2009 were $22.2 million,, $10.6 million and $0.2 million, respectively. The Company recorded a net foreign currency transaction gain of $2.3 million in 2011, a net foreign currency transaction gain of $1.3 million in 2010 and a net foreign currency transaction loss of $0.1 million in 2009. Gains in 2011 and 2010 resulted from the Chinese RMB appreciating against the U.S. dollar. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity.

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

Recent accounting pronouncements

In May 2011, the FASB issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements for adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company will adopt the revised guidance in 2012 and do not expect the adoption will have any impact on the financial statements.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment.” The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company will adopt the new guidance in 2012 and do not expect the adoption will have a material impact on the financial statements.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities.” The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after January 1, 2013. The Company do not expect the adoption will have a material impact on the financial statements.

3. Equity Investments

Equity investments comprised of investments in publicly traded companies and privately-held companies. The following sets forth the changes in the Company’s equity investments.

	Cost			Available for Sale
	Method	Equity Method		Securities	Total
		(CRIC)	(Others)
Balance at December 31, 2009	$7,106	$572,000	$—	$1,500	$580,606
Investments made	24,262	8,929	8,379	—	41,570
Income (loss) from investment	—	13,066	(462)	—	12,604
Investment impairment	—	(128,554)	—	—	(128,554)
Unrealized gain	—	—	—	868	868
Others	—	1,019	—	—	1,019
Balance at December 31, 2010	31,368	466,460	7,917	2,368	508,113
Investments made	96,829	2,068	18,702	135,657	253,256
Income (loss) from investment	—	2,641	(1,175)	—	1,466
Investment impairment	(386)	(230,258)	—	(50,904)	(281,548)
Unrealized losses, net	—	—	—	(23,257)	(23,257)
Others	1,426	3,477	1,006	—	5,909
Balance at December 31, 2011	$129,237	$244,388	$26,450	$63,864	$463,939

Cost Method

As of December 31, 2011, investments accounted for under the cost method were $129.2 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance common shares and had no readily determinable fair value. In October 2011, the Company invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. Investments in limited partnerships such as the Yunfeng Funds, whose operating and financial policies the Company had virtually no influence over were also accounted for using the cost method.

Equity Method

As of December 31, 2011, investments accounted for under the equity method were $270.8 million, which included a $244.4 million investment in CRIC. Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered in substance common shares.

Investment in CRIC was accounted for using the equity method with the cost allocated as of December 31, 2011 as follows:

(In thousands)
Carrying value of investment in CRIC	$244,388
Proportionate share of CRIC’s shareholders’ equity *(1)	197,225
Excess of carrying value of investment over proportionate share of CRIC’s shareholders’ equity	$47,163

The excess of carrying value has been primarily assigned to:
Goodwill	$24,511
Amortizable intangible assets *(1)	30,195
Deferred tax liabilities	(7,543)
$47,163

Cumulative earnings in equity interest	$15,707

*(1)                         The weighted average life of the intangible assets recorded in CRIC’s financial statements was 10 years and the intangible assets not included in CRIC’s financial statements, excluding the asset with indefinite life, was 7 years.

In April 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, COHT, and sold 34% interest to E-House (China) Holdings Limited (“E-House”), in exchange for a payment of $2.5 million in cash and a 10-year exclusive license for business-to-consumer usage of E-House’s CRIC database to COHT. The operating results of COHT were subsequently consolidated.

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

Beginning October 1, 2009, the Company no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting. To enable the Company to have more time to collect and analyze CRIC’s results, the Company reports its interest in CRIC one quarter in arrears. In accordance with this lag reporting for its investment in CRIC, the Company did not record any equity income from CRIC for 2009. During 2011 and 2010, the Company acquired an additional $2.1 million and $8.9 million interest in CRIC in the open market, bringing its total ownership to approximately 34% as of December 31, 2011.

In the fourth quarter of 2010, based on an assessment of other-than-temporary impairment, the Company recorded a $128.6 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing stock price of $9.60 as of December 31, 2010. In the third quarter of 2011, based on the degree and severity of a decline in CRIC’s share price, decline in profit and business outlook for CRIC and the real estate industry in China in general, the Company performed an other-than-temporary impairment assessment on investment in CRIC in the third quarter of 2011, and recorded an additional $230.3 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing share price of $4.92 as of September 30, 2011.

On October 28, 2011, CRIC announced that its board of directors had received a non-binding proposal from E-House to acquire through a merger all of the outstanding shares of CRIC that are not owned by E-House. CRIC would be privatized and wholly-owned by E-House subsequent to the merger. Pursuant to the definitive merger agreement entered between CRIC and E-House on December 28, 2011, upon the terms and subject to the conditions thereof, at the effective time of the merger, each of the CRIC’s ordinary shares (“CRIC shares”) issued and outstanding immediately prior to the effective time of the merger (including CRIC shares represented by American depositary shares (“CRIC ADSs”), each of which represents one CRIC share) would be cancelled in exchange for the right to receive cash consideration of $1.75, without interest, plus, in the case of each CRIC share (not including CRIC shares represented by CRIC ADSs), 0.6 E-House ordinary shares (“E-House shares”), or, in the case of each CRIC share represented by a CRIC ADS, 0.6 E-House American depositary shares (“E-House ADSs”), each of which represents one E-House share. The merger is subject to customary closing conditions and approval by shareholders of CRIC. Based on the CRIC’s closing share price of $4.05 on the last trading day of 2011, the Company concluded that no other-than-temporary impairment was necessary for its investments in CRIC due to the degree and duration of decline from its carrying value. The share price of CRIC has subsequently reached the Company’s carrying book value. The Company is evaluating the accounting treatment related to the privatization of CRIC.

The Company performs an impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2011, the Company determined that such events and changes did not occur and, thus, concluded that there was no impairment to the carrying value of its equity investments other than in CRIC.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
December 31, 2010	$1,500	$868	$—	$2,368
Tudou Holdings Limited (“Tudou”)	66,407	—	(38,215)	28,192
MCOX	15,081	—	(2,323)	12,758
Others	$5,633	$17,281	$—	$22,914
December 31, 2011	$87,121	$17,281	$(40,538)	$63,864

As of December 31, 2011, investments in marketable securities, which were held as available-for-sale and reported at fair value, totaled $63.9 million. In 2011, the Company made investments in marketable securities totaling $135.7 million and incurred an impairment charge of $50.9 million on its investment in MCOX. Net unrealized losses were $23.3 million as of December 31, 2011.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Based on the closing stock price of $1.37 per share on September 30, 2011, the Company recognized an impairment charge of $50.9 million on MCOX, as its fair value was 77% below the original cost and was unlikely to recover due to projected net losses and limited revenue growth, the low market capitalization and low daily trading activity of its shares, and the underlying e-commerce industry condition in China in general at the time. As of December 31, 2011, investment in Tudou reflected an unrealized loss of $38.2 million, which the Company did not considered other than temporary, as it had just gone public in August 2011 and its share price experienced high volatility and low daily trading volume, its revenues growth was projected to increase and its peer was trading at much higher revenue multiples. The share price of Tudou has subsequently reached the Company’s carrying book value. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, our assessment that the investment is not other-than-temporarily impaired, as well as our ability and current intent to hold these securities until the prices recover.

4. Goodwill and Intangible Assets

The following table set forth changes in the carrying amount of goodwill and accumulated impairment losses:

	Advertising	MVAS	Total
	(In thousands)
Balances at December 31, 2010	$15,159	$68,891	$84,050
Impairment	—	(68,891)	(68,891)
Balances at December 31, 2011	$15,159	$—	$15,159

Goodwill was derived from acquisitions made between 2003 and 2008. The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”), in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”), in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company acquired Davidhill Capital Inc. (“Davidhill”), a British Virgin Islands limited liability corporation, and its UC instant messaging product in 2004. In 2008, the Company took controlling interest in a privately held web-application development firm.

The Company performs an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review. In the third quarter of 2011, based on a significant decline in gross margin of the MVAS business and near-term outlook, the Company performed an assessment of MVAS goodwill with the assistance of an independent valuation firm and recognized an impairment charge of $68.9 million. The impairment assessment on MVAS goodwill weighed the results of the income approach and market approach and considered a combination of factors, including industry outlook, market conditions, expected future cash flows, growth rates, and discount rates, which required the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the business. The Company performed an impairment assessment on its advertising goodwill as of December 31, 2011 and concluded no write down was warranted. Accumulated impairment loss on MVAS and total goodwill as of December 31, 2011 was $68.9 million.

The following table summarized the Company’s intangible assets:

	December 31, 2011			December 31, 2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In thousands)			(In thousands)
Technology*	$11,012	$(10,923)	$89	$11,012	$(10,567)	$445
Software*	1,844	(1,844)	—	1,844	(1,536)	308
Other	775	(49)	726	775	(4)	771
Total	$13,631	$(12,816)	$815	$13,631	$(12,107)	$1,524

*       Intangible assets are amortized over the estimated useful lives in the range of two to ten years.

Amortization expense related to intangible assets was $0.7 million, $3.3 million and $4.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2012	$134
2013	45
2014	45
2015	45
Thereafter	224
Total expected amortization expense	$493

5. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Cash and cash equivalents:
Cash	$178,922	$219,017
Cash equivalents:
Bank time deposits	126,127	198,093
Money market funds	208,931	226,509
	335,058	424,602
	513,980	643,619
Short-term investments:
Bank time deposits	159,495	239,216
Total cash, cash equivalents and short-term investments	$673,475	$882,835

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2011, 2010 and 2009 was $13.7 million, $7.4 million and $8.4 million, respectively.

6. Balance Sheet Components

	December 31,
	2011	2010
	(In thousands)
Accounts receivable, net:
Accounts receivable	$123,961	$99,105
Allowance for doubtful accounts:
Balance at beginning of year	(9,262)	(8,791)
Additional provision charged to expenses	(2,530)	(1,239)
Write-off	300	768
Balance at end of year	(11,492)	(9,262)
	$112,469	$89,843
Prepaid expenses and other current assets:
Content fees	$9,325	$5,057
Rental and other deposits	8,124	5,521
Prepayments for investments	15,053	21,978
Others	9,464	3,425
	$41,966	$35,981
Property and equipment, net:
Computers and equipment	$154,674	$95,170
Leasehold improvements	8,436	6,199
Furniture and fixtures	7,270	5,155
Other	760	1,586
	171,140	108,110
Less: Accumulated depreciation	(96,629)	(74,821)
	$74,511	$33,289
Accrued liabilities:
Sales rebates	$30,508	$18,744
Content fees	26,672	17,430
Accrued compensation and benefits	13,443	11,887
Marketing expenses	19,250	11,232
Employee payroll withholding tax	3,342	3,196
Advertisement production cost	7,625	7,269
Business taxes payable	10,367	8,044
Sales commission	5,030	4,676
Professional fees	3,345	3,083
Internet connection costs	6,728	3,479
Others	14,166	7,152
	$140,476	$96,192

7. Related Party Transactions

Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2011, 2010 and 2009, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $3.5 million, $2.5 million, and $0.9 million respectively. As of December 31, 2011 and 2010, receivables due from COHT were $1.9 million and $2.0 million, respectively. In addition, the Company entered into certain license agreements at the time of the transaction with CRIC. The fair value of these license agreements were measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over the contract period of ten years. The amortized deferred revenue for 2011 and 2010 were $18.7 million and $18.7 million, respectively.

Revenues from related parties, excluding those with CRIC stated above, represented approximately 2% of net advertising revenues for 2011. Transactions with related parties included in costs of revenue represented approximately 2% of total costs of revenue for 2011 and in sales and marketing expenses represented less than 1% of total sales and marketing expenses. Management believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. In November 2009, 5,608,612 ordinary shares were issued to New-Wave for the aggregate consideration of $180 million. This transaction resulted in a

$10.7 million of stock-based compensation expense for fiscal 2009. See also Note 12 to Consolidated Financial Statements.

One of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA. Under this agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2011, 2010 and 2009, the Company paid Broadvision approximately $126,000, $112,000 and $114,000, respectively. There was no payable outstanding as of December 31, 2011.

8. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2011.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2011	2010	2009
	(In thousands, except percentage)
Income (loss) before income tax expenses	$(297,417)	$(10,903)	$420,628
Income (loss) from non-China operations	$(362,692)	$(119,054)	$338,738
Income from China operations	$65,275	$108,151	$81,890
Income tax expenses applicable to China operations	$5,001	$8,436	$8,323
Effective tax rate for China operations	8%	8%	10%

The Company generated substantially all of its operating income from its PRC operations for the years ended December 31, 2011, 2010 and 2009, and has recorded income tax provisions for these years. In 2011, the Company’s Cayman Islands operations recorded impairment charges totaling $281.2 million related to its investments in CRIC and MCOX and an impairment charge of $68.9 million related to its MVAS goodwill. In 2010, the Cayman Islands operations recorded an impairment charge of $128.6 million related to its investment in CRIC. In 2009, the Cayman Islands operations recorded a one-time gain of $376.6 million related to its spin off of COHT. See also Note 3 and 4 to the Consolidated Financial Statements for further discussion.

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

Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and foreign-invested enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Three of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd., SINA Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as high and new technology enterprises under the new EIT Law. In addition, SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2011, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

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

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2011	2010	2009
	(In thousands)
Current tax provision	$5,930	$9,142	$7,093
Deferred tax (benefits) provision	(929)	(706)	1,230
Income tax expenses	$5,001	$8,436	$8,323

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2011	2010	2009
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(18)%	(18)%	(17)%
Permanent differences	1%	1%	1%
Change in valuation allowance	—	—	1%
Effective tax rate for China operations	8%	8%	10%

The provisions for income taxes for the years ended December 31, 2011, 2010 and 2009 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The lower effective tax rate of the Company’s PRC operations for 2011 and 2010 as compared to 2009 was primarily due to additional tax holiday received from a newly qualified subsidiary in Shanghai.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2011	2010	2009
	(In thousands, except per share amount)
Tax holiday effect	$10,306	$20,303	$13,422
Basic net income (loss) per share effect	$0.16	$0.33	$0.25
Diluted net income (loss) per share effect	$0.16	$0.33	$0.23

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	December 31,
	2011	2010	2009
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$7,076	$—	$—
Allowances for doubtful accounts, accruals and other liabilities	6,513	5,596	4,313
Depreciation	351	202	218
Total deferred tax assets	13,940	5,798	4,531
Less: valuation allowance	(11,883)	(4,787)	(4,259)
Net deferred tax assets	$2,057	$1,011	$272

Deferred tax liabilities:
Depreciation	(65)	(223)	(190)
Others	(275)	—	—
Total deferred tax liabilities	$(340)	$(223)	$(190)

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 25% or applicable preferential rates. As of December 31, 2011, the Company had no unrecognized tax benefits and net operating loss carryforwards totaling $7.1 million, $7.0 million were provided with valuation allowance and the remaining $0.1 million is due to expire in December 31, 2014.

U.S.

As of December 31, 2011, the Company’s subsidiary in the U.S. had approximately $83.7 million of federal and $30.3 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2012 through December 31, 2031, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2012 through December 31, 2031. Included in the net operating loss carryforwards were $36.9 million and $23.8 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2011 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2011	2010	2009
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$30,435	$30,327	$30,372
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	468	503	512
Total deferred tax assets	30,903	30,830	30,884
Less: valuation allowance	(30,903)	(30,830)	(30,884)
Deferred tax assets	$—	$—	$—

Hong Kong

As of December 31, 2011, the Company’s Hong Kong subsidiary had approximately $16.4 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2011, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	December 31,
	2011	2010	2009
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,708	$2,584	$2,523
Less: valuation allowance	(2,708)	(2,584)	(2,523)
Deferred tax assets	$—	$—	$—

Aggregate net deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	December 31,
	2011	2010	2009
	(In thousands)
Deferred tax assets included in prepaid expenses and other current assets and other assets:
Net operating loss carryforwards	$40,219	$32,911	$32,895
Allowances for doubtful accounts, accruals and other liabilities	6,981	5,753	4,479
Depreciation	351	202	218
Other tax credits	—	346	346
Total deferred tax assets	47,551	39,212	37,938
Less: valuation allowance	(45,494)	(38,201)	(37,666)
Net deferred tax assets	$2,057	$1,011	$272

Deferred tax liabilities included in accrued liabilities:
Depreciation	(65)	(223)	(190)
Others	(275)	—	—
Total deferred tax liabilities	$(340)	$(223)	$(190)

9. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2011, 2010 and 2009, options to purchase ordinary shares, restricted share units and convertible bond that were anti-dilutive and excluded from the calculation of diluted net income (loss) per share were approximately 1,703,000, 4,814,000 and 889,000, respectively.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$(302,092)	$(19,094)	$411,895
Denominator:
Weighted average ordinary shares outstanding	65,121	61,216	54,722
Basic net income (loss) per share attributable to SINA	$(4.64)	$(0.31)	$7.53
Diluted net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$(302,092)	$(19,094)	$411,895
Denominator:
Weighted average ordinary shares outstanding	65,121	61,216	54,722
Weighted average ordinary shares equivalents:
Stock options	—	—	426
Unvested restricted shares	—	—	272
Convertible debt	—	—	3,839
Shares used in computing diluted net income (loss) per share attributable to SINA	65,121	61,216	59,259
Diluted net income (loss) per share attributable to SINA	$(4.64)	$(0.31)	$6.95

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2011, 2010 and 2009, the Company contributed a total of $19.8 million, $12.2 million and $10.8 million, respectively.

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

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2011 and 2010, the Company was subject to a maximum appropriation of $18.1 million and $15.4 million, respectively, to these non-distributable reserve funds.

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

Repurchase program

In 2008, the Board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. The repurchase program was effective until December 31, 2009. In 2009, the Company repurchased an aggregate of 2.5 million shares in the open market at an average price of $20.37 for a total consideration of $50.0 million. The repurchased shares were canceled in November 2009.

Private equity placement with New-Wave

In September 2009, the Company entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave, a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. Investors in New-Wave include certain key managers and employees of the Company, including without limitation, Charles Chao, Herman Yu, Hong Du, Tong Chen and Yan Wang, and funds managed by CITIC Capital, whose Chief Executive Officer, Yichen Zhang, is a director of the Company. In November 2009, 5.6 million ordinary shares were issued to New-Wave for the aggregate consideration of $180 million. The key managers and employees who have invested in New-Wave cannot effect a distribution of the Company’s ordinary shares underlying their shareholding interest in New-Wave unless the holders of more than 50% of New-Wave’s ordinary shares have requested such a distribution and certain other conditions have been satisfied. The shareholding interest in New-Wave of each of the key managers or employees, other than Charles Chao, corresponds to a number of the Company’s ordinary shares that, when aggregated with all other ordinary shares of the Company beneficially owned by such key managers or employees (including ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days from the date hereof), is less than one percent of the Company’s total issued and outstanding ordinary shares. The shares issued to New-Wave were subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave.

Amended and Restated 2007 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. Under the plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Upon adoption, the 2007 Plan replaced the existing 1999 Stock Plan, 1999 Executive Stock Option Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. As of December 31, 2011, there were 331,000 options and 496,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

1999 Stock Plan

In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. As of December 31, 2011, there were a total of 282,000 options outstanding under the 1999 Plan.

1999 Executive Stock Option Plan

In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 ordinary shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase ordinary shares and ordinary share purchase rights to eligible employees and consultants. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. As of December 31, 2011, there was no option outstanding under the Executive Plan.

1999 Directors’ Stock Option Plan

In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of

750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2011, 167,000 options were outstanding under the Directors’ Plan.

Stock-based Compensation

The following table sets stock-based compensation included in each of the accounts:

	Year Ended December 31,
	2011	2010	2009
	(In thousands)
Costs of revenues	$3,346	$2,989	$5,400
Sales and marketing	3,155	2,369	5,973
Product development	3,082	1,812	4,112
General and administrative	7,024	6,232	17,759
	$16,607	$13,402	$33,244

Stock-based compensation expense for 2009 included $10.7 million that is attributable to the increase in fair value of the financed shares from the agreement date with New-Wave in September 2009, when the price was set, to the closing date of the private equity financing in November 2009, the measurement date for accounting purposes. The difference between the fair value of financed shares beneficially owned by management at the closing date and the amount paid by management set at the agreement date is deemed as compensation and recorded as stock-based compensation expense.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2009 due to the lack of industry comparison. No option was granted in 2010 and 2011. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

As of December 31, 2011, there was $25.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees and non-employee directors that will be recognized over a weighted-average period of 2.7 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2009	1,744
Shares added under Amended and Restated 2007 Plan	5,000
Granted*	(67)
Cancelled/expired/forfeited	65
December 31, 2010	6,742
Granted*	(604)
Cancelled/expired/forfeited	21
December 31, 2011	6,159

*            In 2011 and 2010, 345,000 and 38,000 restricted shares units, or 604,000 and 67,000 equivalent shares, respectively, were granted.

Stock Options

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2009	1,579	$27.30	3.68	$28,509
Exercised	(511)	$23.08
Cancelled/expired/forfeited	(47)	$28.94
December 31, 2010	1,021	$29.34	3.06	$40,321
Exercised	(239)	$25.78
Cancelled/expired/forfeited	(2)	$33.01
December 31, 2011	780	$30.42	2.08	$16,832

Vested and expected to vest as of December 31, 2010	1,019	$29.33	3.06	$40,254
Exercisable as of December 31, 2010	858	$28.19	3.03	$34,846
Vested and expected to vest as of December 31, 2011	780	$30.42	2.08	$16,831
Exercisable as of December 31, 2011	744	$30.17	2.07	$16,235

The total intrinsic value of options exercised during 2011, 2010 and 2009 was $17.6 million, $13.9 million and $21.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2011 was $6.2 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2011 and 2010 was $52.00 and $68.82, respectively.

As of December 31, 2011, there was $0.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 0.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding at December 31, 2011 is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
$1.50 - $23.17	185	$20.93	185	$20.93	1.19
$24.23 - $30.35	204	$25.94	204	$25.94	2.61
$33.29 - $33.29	211	$33.29	186	$33.29	2.21
$33.68 - $49.95	180	$41.86	169	$41.94	2.25
	780	$30.42	744	$30.17	2.08

In September 2008, COHT adopted a 2008 Share Incentive Plan (the “2008 COHT Plan”), which permitted the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Fair value of options estimated at grant date was $0.5 million for 2009. Stock compensation expenses related to the grant were amortized over four years on a straight-line basis with $119,000 expensed in 2009. The 2008 COHT Plan was assumed by CRIC in 2009 as part of the Transaction (see further discussion in Note 3).

In August 2010, the Company’s subsidiary T.CN Corporation adopted a 2010 Share Incentive Plan (the “2010 T.CN Plan”), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of T.CN to employees, directors and consultants. The Company granted options of T.CN equivalent to approximately 1.1% and 15.9% of the subsidiary’s ordinary shares on a fully diluted basis in 2011 and 2010, respectively. Fair value of options estimated at grant date was $1.0 million and $4.2 million for 2011 and 2010, respectively. Stock compensation expenses related to the grants were amortized over four years on a straight-line basis with $1.0 million and $267,000 expensed in 2011and 2010, respectively.

Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2009	867	$27.88
Awarded*	38	$43.57
Vested	(345)	$27.07
Cancelled	(22)	$38.90
December 31, 2010	538	$29.06
Awarded*	345	$80.83
Vested	(376)	$31.75
Cancelled	(11)	$61.09
December 31, 2011	496	$62.37

*  36,000 restricted shares units were granted to non-employee directors in 2011 and 2010.

Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2011, there was $25.0 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value based on the respective vesting dates of the restricted share units vested was $34.2 million, $15.9 million and $17.7 million during the year ended December 31, 2011, 2010 and 2009 respectively.

13. Segment Information

The Company currently operates in three principal business segments globally — advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating costs nor assets to its segments, as its CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.  The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

The following is a summary of revenues, costs of revenues and gross margins:

	Advertising	MVAS	Other	Total
	(In thousands, except percentages)
Year ended December 31, 2011:
Net revenues	$368,805	$83,457	$30,567	$482,829
Costs of revenues	157,458	53,235	4,655	215,348
Gross margin	57%	36%	85%	55%
Year ended December 31, 2010:
Net revenues	$290,814	$86,183	$25,620	$402,617
Costs of revenues	116,295	49,612	2,503	168,410
Gross margin	60%	42%	90%	58%
Year ended December 31, 2009:
Net revenues	$227,895	$119,341	$11,331	$358,567
Costs of revenues	99,835	56,851	1,606	158,292
Gross margin	56%	52%	86%	56%

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2011:
Net revenues	$479,341	$3,488	$482,829
Long-lived assets	74,112	399	74,511
Year ended and as of December 31, 2010:
Net revenues	$398,743	$3,874	$402,617
Long-lived assets	32,690	599	33,289
Year ended and as of December 31, 2009:
Net revenues	$355,585	$2,982	$358,567
Long-lived assets	22,346	676	23,022

Revenues are attributed to the countries in which the invoices are issued.

14. Financial Instruments

Fair Value of Financial Instruments

	Fair Value Measurements at December 31, 2011 (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Money market funds(1)	$208,931	$208,931	$—
Bank time deposits(2)	285,622	—	285,622
Available-for-sale securities(3)	63,864	63,864
Total	$558,417	$272,795	$285,622

	Fair Value Measurements at December 31, 2010 (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Money market funds(1)	$226,509	$226,509	$—
Bank time deposits(2)	437,309	—	437,309
Available-for-sale securities(3)	2,368	2,368
Total	$666,186	$228,877	$437,309

(1)   Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)   Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

(3)   Included in Equity Investments on the Company’s consolidated balance sheets.

In the third quarter of 2011, based on revenue and gross margin declines of the MVAS business and near-term outlook, the Company performed an assessment of MVAS goodwill with the assistance of an independent valuation firm and recognized an impairment charge of $68.9 million. The fair value of MVAS business was determined using Level 3 inputs. In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its advertising goodwill as of December 31, 2011, and concluded that no write down was warranted. As of December 31, 2011, accumulated impairment loss on MVAS and total goodwill was $68.9 million.

In the fourth quarter of 2010, based on an assessment of other-than-temporary impairment, the Company recorded a $128.6 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing stock price (Level 1 input) of $9.60 as of December 31, 2010. In the third quarter of 2011, based on an assessment of other-than-temporary impairment, the Company recorded an additional $230.3 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing stock price of $4.92 as of September 30, 2011 (see Note 3 for further information).

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. In addition, with majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC, Hong Kong and Taiwan that management believes are of high credit quality.

As of December 31, 2011, the Company had $405.2 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of

Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2011 and 2010, substantially all accounts receivable were derived from the Company’s China operations.

Advertising revenues from agencies accounted for approximately 88%, 91% and 93% of the Company’s advertising revenues for fiscal year 2011, 2010 and 2009, respectively. For 2011, our 10 largest advertising agencies in China contributed to 46% of our advertising revenues, and no individual customer or agency accounted for more than 10% of our total net revenues in 2011 and 2010. For 2009, Focus Media, mainly through its advertising agency subsidiaries, accounted for 12% of the Company’s total net revenues. No individual customer or agency accounted for more than 10% of the Company’s net accounts receivables as of December 31, 2011 and 2010.

With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 14%, 17% and 28% of the Company’s net revenues in 2011, 2010, and 2009, respectively. Revenues from the SMS product line accounted for 7%, 10% and 15% of the Company’s net revenues for 2011, 2010, and 2009, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for less than 10% of the Company’s net accounts receivables as of December 31, 2011 and 2010, respectively. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing and collection services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.

The majority of the Company’s net operating income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2011, the Company is subject to a maximum appropriation of $18.1 million to these non-distributable reserve funds.

In 2011, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2011, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $326.3 million, accounting for 48% of the Company’s total cash, cash equivalents and short-term investments balance. The Company’s accounts receivable balance denominated in RMB was $111.8 million, which accounted for 99% of its net accounts receivable balance. The Company’s current liabilities balance denominated in RMB was $148.2 million, which accounted for 74% of its total current liabilities balance as of December 31, 2011. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2011.

15. Convertible Debt

In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended March 31, 2012, the sale price of SINA ordinary shares exceeded the threshold set forth in item (i) above; therefore, the Notes are convertible into SINA ordinary shares during the quarter ending June 30, 2012.

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

For the year ended December 31, 2011, the Company issued 3.8 million new ordinary shares to settle conversion requests equivalent to $96.8 million, reducing the convertible debt amount to $2.2 million as of December 31, 2011.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2013. For the years ended December 31, 2011, 2010, and 2009, rental expense was $11.7 million, $8.4 million and $7.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2011 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
			(In thousands)
Operating leases commitment	$32,250	$15,204	$16,036	$1,010	—

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, MVAS costs and marketing activities. Purchase commitments as of December 31, 2011 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
			(In thousands)
Purchase commitments	$102,259	$84,173	$16,892	$558	$636

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

As of the date the Company filed this Form 20-F, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are likely to have, a material change on the Company’s financial position results of operations or cash flow.

17. Subsequent Events

On March 12, 2012, Youku Inc. (“Youku”) announced that it has signed a definitive agreement to merge with Tudou, one of our equity investees, in a 100% stock-for-stock transaction. Each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku. The merger is subject to customary closing conditions and approval by both Youku’s and Tudou’s shareholders and is expected to be completed by the third quarter of 2012.

On April 19, 2012, CRIC announced that it has obtained shareholders’ approval and merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. The Company is evaluating the accounting treatment related to the privatization of CRIC.