Form 20-F
period 2012-12-31
SINA CORP
filed 2013-04-22
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2012, there were 66,639,057 shares of the registrant’s ordinary shares outstanding, $0.133 par value.

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

•                  “China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•                  “GAAP” refers to generally accepted accounting principles in the United States; “PRC GAAP” refers to generally accepted accounting principles in the PRC;

•                  “shares” or “common shares” refer to our ordinary shares;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate on December 31, 2012 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.            Selected Financial Data

The selected consolidated financial data present the results for the five fiscal periods ended and as of December 31, 2012. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended December 31,
	2012(1)	2011(2)	2010(3)	2009(4)	2008(5)
	(In thousands, except per share data)
Operations:
Net revenues	$529,329	$482,829	$402,617	$358,567	$369,587
Gross profit	281,397	267,481	234,207	200,275	219,252
Income (loss) from operations	(8,548)	(33,662)	96,243	37,202	74,581
Income (loss) before income tax expense	34,585	(297,417)	(10,903)	420,628	95,209
Net income (loss)	31,855	(302,418)	(19,339)	412,305	81,167
Net income (loss) attributable to SINA	31,738	(302,092)	(19,094)	411,895	80,638
Net income (loss) per share attributable to SINA
Basic	$0.48	$(4.64)	$(0.31)	$7.53	$1.44
Diluted	$0.47	$(4.64)	$(0.31)	$6.95	$1.33
Shares used in computing basic net income (loss) per share attributable to SINA	66,401	65,121	61,216	54,722	55,821
Shares used in computing diluted net income (loss) per share attributable to SINA	66,849	65,121	61,216	59,259	60,474

(1)        Fiscal year 2012 results included $18.5 million in impairment charges of equity investments, including other-than-temporary impairment of $8.4 million related to our equity investment in Mecox Lane Limited (“MCOX”). In 2012, China Real Estate Information Corporation (“CRIC”)  merged into and became a 100% subsidiary of E-House (China) Holdings Limited (“E-House”).  As a result, the Company’s interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest of E-House, and $85.5 million cash. The Company recognized an amount of $45.3 million one-time gain as a result of the merger. The Company also recognized a gain of $10.2 million resulting from sale of shares of Tudou Holdings Limited (“Tudou”) in March 2012 and the gain from Tudou’s merger with Youku Inc. (“Youku”) in August 2012.

(2)         Fiscal year 2011 results included $350.1 million in impairment charges, including other-than-temporary impairment of $230.3 million related to our equity investment in CRIC, other-than-temporary impairment of $50.9 million related to our equity investment in MCOX and goodwill impairment of $68.9 million related to our MVAS business.

(3)         Fiscal year 2010 results included an other-than-temporary impairment of $128.6 million related to our equity investment in CRIC.

(4)         In 2009, the Company spun off China Online Housing Technology Corporation (“COHT”) and merged it with CRIC, a real estate information and consulting services subsidiary of E-House, following CRIC’s initial public offering. The Company recorded a one-time gain of $376.6 million resulting from the sale of its 66% equity interest in COHT in exchange for CRIC’s ordinary shares. Beginning October 1, 2009, the Company no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting.

(5)         In 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, COHT, and sold a 34% interest to E-House. The operating results of COHT were subsequently consolidated until September 30, 2009.

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$713,598	$673,475	$882,835	$821,518	$603,824
Working capital	658,318	627,167	760,635	694,484	498,524
Total assets	1,482,906	1,391,447	1,636,090	1,613,842	822,494
Long-term liabilities	110,004	128,355	147,540	166,729	4,039
Total liabilities	337,033	329,098	395,564	391,143	197,946
SINA shareholders’ equity	1,136,670	1,055,670	1,239,308	1,221,727	620,505
Total shareholders’ equity	1,145,873	1,062,349	1,240,526	1,222,699	624,548

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Due to the rapidly evolving market in which we operate, we cannot predict whether we will meet internal or external expectations of future performance.

Our primary market is in China, where the Internet industry is rapidly evolving and new products, new business models and new players emerge from time to time. In addition, regulatory changes can have a unexpected and significant impact on many aspects of our business. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on new products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a fast changing market where there are abundant private and public capital to support competing new product developments, new business models and new companies. These risks include our ability to:

•                  offer new and innovative products;

•                  attract and retain users and advertisers;

•                  react quickly and effectively to regulatory changes;

•                  generate revenues from our users from fee-based and other Internet services, including our social media product “Weibo”;

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

•                  attract and retain qualified managerial and other talented employees;

•                  upgrade our technology to support increased traffic and expanded services;

•                  expand the content and services on our network, secure premium content and increase network bandwidth in a cost-effective manner; and

•                  develop a sufficiently large customer and user base and monetization models for our Weibo services to recover its development costs, network expenditures and marketing expenses and eventually achieve profitability.

Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced declining trends. Many online advertising companies in China with varying monetization models and product lines have recently received private and/or public capital funding and are seeking to grow their online advertising revenues and gain market share, often with apparent little regard to profit margins. In the past, we have relied on the growth of our online advertising business to derive profitability, which we have used to fund new initiatives such as Weibo. Our online advertising business may suffer from price competition from other online advertising companies who seem to be willing to grow their advertising revenues and market shares at low margins or at a loss. We may have to lower our profitability or operate at a loss in order to adequately fund critical initiatives that we believe will create value for our company and strengthen our market position over the long run. Our operating results have in the past fallen below the expectations of industry analysts and investors and may fall again in the future and our share price may decline significantly as a result of our failure to meet such expectations.

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by various factors, including but not limited to, our ability to retain existing users and user activity levels, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; lack of significant news events in the current period, resulting in lower website traffic; technical difficulties, system downtime or Internet failures; changes in demand for advertising space, new advertising formats or new advertising products from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; operators’ policies; governmental regulation and potentially sudden changes in policies affecting our businesses; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; decreases in earnings from equity investments; impairment of our equity investments; lower interest income resulting from decrease in interest yield and cash balance; and general economic conditions and economic conditions specific to the Internet, wireless, e-commerce, media/advertising industry and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

We are relying on advertising sales as a significant part of our future revenues, but the online advertising market is subject to many uncertainties, which could cause our advertising revenues to decline.

The online advertising market is rapidly evolving in China. Many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. We may not be successful in attracting new advertisers, convincing our current and potential advertisers to increase their budgets for online advertising or securing a significant share of those budgets. If the Internet does not become more widely accepted as a medium for advertising, our ability to generate additional revenues could be negatively affected. Our ability to generate significant advertising revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:

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

In 2012, approximately 85% of our advertising revenues in China were derived from the automobile, fast-moving consumer goods, Internet and financial services, IT and telecommunication sectors. If there is a downturn in advertising spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer. Our growth in advertising revenues will also depend on our ability to increase the advertising space on our network and develop new advertising inventory offerings, such as those tied to video content and user-generated content in social media or social networking environments and performance-based inventories. If we fail to increase our advertising space at a sufficient rate or fail to develop new advertising inventory offerings that achieve market acceptance, our growth in advertising revenues could be hampered and our share price may drop significantly. Further, the increasing usage of Internet advertising blocking software may result in a decrease of our advertising revenues as the advertisers may choose not to advertise on the Internet if such software is widely used. Our advertising revenues may also be materially adversely impacted if we are unable to develop effective advertising offerings for our mobile traffic, as Internet users in China more and more rely on mobile devices, such as smart phones and tablets, to access the Internet.

If our social media Weibo fails to achieve wide adoption and generate sustainable revenue growth and profit, our share price could suffer significantly.

We only started to monetize Weibo traffic in the second quarter of 2012 through advertising and value-added services such as gaming and membership fees.  Weibo is a form of social media featuring microblogging services and social networking services and, thus, is subject to intense competition from providers of both types of services and potential new types of online networking services.  The major Chinese portals, including Tencent Holdings Ltd. (“Tencent”), Sohu.com Inc. (“Sohu”) and NetEase.com Inc. (“Netease”), offer similar products that compete with us for users and traffic, as well as content, talent and marketing resources. In addition, there are many websites,  including Kaixin001.com, Renren.com, 51.com, Giant Interactive Group Inc. (“Giant Interactive”) and China Mobile (139.com) and mobile applications, including Line, WeChat (Tencent) and Immomo.com, that specialize in providing microblogging services and/or social networking services. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our financial performance.

Monetization has been a challenge to other microblogging services and social networking services, and it has been a challenge to us as well. We cannot guarantee that the monetization methods adopted by other microblogging services and social networking services will work with Weibo or the current Weibo monetization methods can generate sustainable revenue growth and profit. In our efforts to build scale and increase user base and user stickiness, we have significantly increased and expect to further increase investments in Weibo in areas such as technology, infrastructure and marketing, which have caused our profitability to significantly decline and may result in further declines. In addition, we cannot assure you that the investments we make will result in increased Weibo users and traffic. If our monetization efforts are not successful, then our investments in Weibo could significantly depress our profitability, and if we are unsuccessful in growing and monetizing Weibo’s user base and traffic, our share performance could be materially adversely affected, the price of our ordinary shares could decline.

In addition, government regulation and censorship of information disseminated over the Internet in China may adversely affect our ability to operate Weibo. See “Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content” below for further details. Although we attempt to monitor the content posted on Weibo, we may not always be able to effectively control or restrict the content generated or placed on Weibo by our users and the PRC government may increase the level of Internet censorship. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up comments related to certain rumors that were posted on our website. If in the future the PRC government authorities decide to restrict the dissemination of information via microblogging services or online postings in general, Weibo could be impaired or even ordered to shut down, which may adversely impact our website traffic, ability to monetize Weibo and our brand.

Furthermore, we may be subject to claims based on the user-generated content posted on Weibo. See “— We may be subject to litigation for user-generated content provided on our websites, which may be time-consuming to defend” below for more details.

Weibo monetization may require users to accept “pushed” advertising in their feeds, which may affect user experience and cause decline in user traffic and delay in Weibo monetization.

Weibo users typically can log into their personal accounts to view user-generated feeds from accounts that they have selected to follow.  Social networking companies have been subject to negative comments (and in the case of Facebook, a lawsuit) for introducing pushed advertising into their users’ content stream.  We started to test pushed advertising products in Weibo at the end of December 2012 and have received user complaints.  If we are unable to address user complaints to an acceptable level, Weibo’s monetization may be delayed, which may adversely impact our revenues and profitability.

We rely on MVAS for a significant portion of our revenues. Our MVAS revenues have experienced an overall decline and may decrease further in the future.

In 2012, 2011 and 2010, MVAS revenues accounted for 13%, 18% and 22% of our total net revenues, respectively. Our MVAS revenues declined year over year for the past three years, and may further decline in the future. If users do not adopt our MVAS at a sufficient rate, our overall MVAS revenue could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

•                  our ability to launch new popular services;

•                  our ability to retain existing customers of our subscription services;

•                  our ability to attract new subscribers in a cost-effective manner;

•                  our ability to provide satisfactory services to customers;

•                  competitors, including operators, may launch competing or better products;

•                  changes in policy, process and/or system by China Mobile Communications Corporation (“China Mobile”), China United Network Communications Group Co., Ltd. (“China Unicom”) or other operators, on whom we rely for service delivery, billing and payment collection. Examples include limiting the service offerings and partnerships allowed for each Short Messaging Service (“SMS”) service code; requiring additional notices and customer confirmations in the MVAS ordering process; complicating the product launch approval process; and shifting our products to more costly platforms. In the past, the mobile operators have made sudden changes that have significantly impacted our revenues and may do so again in the future;

•                  changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (superseded by the Ministry of Industry and Information Technology established in March 2008, both of which are referred to as the “MII”) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, the MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated. The MII has proposed mobile users, including pre-paid card subscribers, be required to register their real names. Implementation of these types of changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers; and

•                  changes in mobile subscriber base from 2G and 2.5G, from whom we derive most of our MVAS revenues, to 3G, where mobile application is popular.

In light of the changing operating environment and evolving, uncertain policies and regulations, our new MVAS offerings may not continue to be accepted by the market or meet operators’ requirements and government regulations. Neither can we assure that our new MVAS will provide meaningful margin contribution in the current competitive landscape when other MVAS providers are willing to accept lower revenue sharing to acquire marketing channels and MVAS content and operators are demanding higher revenue sharing for new MVAS offerings and MVAS offerings using their newer platforms. If revenues from our MVAS services do not grow significantly or generate profits, our financial position, results of operations and cash flows may be materially and adversely affected.

With respect to MVAS, we rely on China Mobile, China Unicom and other operators for marketing, service delivery, billing and payment collection, and we may be adversely affected by changes that they may make suddenly and unilaterally.

Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom and, to a lesser extent, China Telecommunications Corporation (“China Telecom”). We rely on these operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bills; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop our new products and services. As of December 31, 2012, we offered our MVAS through 30 provincial and local subsidiaries of China Mobile and 3 provincial subsidiaries of China Unicom. As we have limited bargaining power over the operators, we may be required to enter into cooperation agreements on terms that are unfavorable to us. The operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

In the past, operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:

•                  In November 2009, China Mobile implemented a series of measures that targeted at eliminating offensive or unauthorized content for the WAP product line. As part of this effort, China Mobile has suspended billing customers of Wireless Application Protocol (“WAP”) services since 2009, including those that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. China Mobile has not yet indicated whether WAP billing will resume and, if so, when and under what conditions.

•                  In December 2010, under the MII’s policy directives, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. This has complicated the subscription process and reduced our ability to acquire new monthly subscribers in a cost-effective manner.

•                  In January 2011, China Mobile implemented a series of measures that included limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive voice response (“IVR”) products and requiring additional notices and customer confirmations in the MVAS ordering process. These measures have had a negative impact to our results of operations, cash flows and financial condition.

•                  In September, 2012, China Unicom implemented a series of measures that limited the promotion of certain MVAS.  A MVAS provider may be penalized if the number of complaints against the provider related to non-compliance of MVAS subscriptions with China Unicom’s standard procedure exceeds a given threshold.  Our MVAS revenues were significantly affected by such measures.

Our mobile operators have made other policy changes in the past and may make further changes at any time, including, but not limited to, requiring us to use the operators’ customer service and/or marketing service and charging for these services; requiring us to migrate our MVAS to an operator’s platform and increase the fees charged for using the operator’s platform; changing their fee structure or billing method in a way that would require us to delay the recognition of MVAS revenues from an accrual basis to when actual payments are received; implementing new billing rules, such as reducing MVAS fees that can be charged to users; disallowing us to bill certain inactive users and limiting the amount of MVAS fees that can be billed; requiring us to absorb end customer bad debts; issuing new rules on how WAP services are ranked on operator browsers, which significantly determines WAP revenues; refusing to pay us for services delivered; limiting the product offerings of service providers by working directly with content providers to launch competing services or giving exclusive rights to certain service providers to offer certain MVAS; complicating our product launch procedures by requiring approval at the provincial level of the operator; and prolonging the product launch review period from monthly to quarterly. Any change in policy, process or system by the operators could result in a material reduction of our MVAS revenues.

China Mobile, China Unicom and other operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These operators have generally retained a certain percentage of the fees for MVAS we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and Multimedia Message Service (“MMS”) on a per message basis, and the rates of such transmission fees vary for different products and message volume. For 2012, we received on average 72% and 74% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.

Our MVAS revenues could be negatively impacted if China Mobile, China Unicom or other operators restrict MVAS to be charged on a monthly subscription basis or disallow us to charge monthly fees for users who do not use our service in a particular month. For 2012, approximately 5% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS and MMS.

In the past, China Mobile and China Unicom imposed penalties on MVAS providers for violating certain of their operating policies relating to MVAS. In some cases, they stopped making payments to certain service providers for serious violations. In the past three years, the total penalties we were subject to were insignificant in dollar amounts, but it is difficult to determine the specific conduct that might be interpreted as violating their operating policies. Additionally, operators may unilaterally revise their arrangements with us at any time, which could result in us breaching the new terms and being subject to fines. If China Mobile, China Unicom or other operators impose more severe penalties on us for policy violations, our MVAS revenues and operating results may be negatively impacted.

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

A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true-up adjustments to our estimates. If there was no consistent trend of confirmation rates or if there were continuous significant true-up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an operator switches payment to service providers from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For 2012, approximately 6% of our MVAS revenues were estimated at period end.

In the past, China Mobile has requested resettlement of billings that were settled in previous periods on which payments had been made to us. We have had to accrue for such credits against revenues based on a rolling history, and the true-ups between the accrued amounts and actual credit memos issued by China Mobile have not been significant.  However, if China Mobile or other operators request resettlement of billings for a previous period at amounts significantly larger than the credits we accrued based on historical patterns, our operating results, financial position and cash flow may be severely impacted.

If China Mobile’s, China Unicom’s or other operators’ systems encounter technical problems, if they refuse to cooperate with us or if they do not provide adequate services, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.

The markets for Internet and MVAS services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.

We provide online content and services for the global Chinese community, including but not limited to informational features, microblogging and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer various content and services targeting this community and compete with our offerings.

In terms of informational features, we compete with existing or emerging PRC Internet portals such as Baidu Inc. (“Baidu”), Tencent, Netease, TOM Online, Inc. (“TOM Online”), Sohu and iFeng.com. In addition, we also face competition from vertical websites, which may have better focus and more resources dedicated to a specific topical area, such as automobile, finance and IT information.  Our competitors in this area include Hexun, East Money, China Finance Online, PCAuto, Autohome and Bitauto, Xcar, ZOL Online, PCpop.com and PConline.

As we expand our product and services offerings into social media and social networking services, online video, WAP (mobile portal), blog, light blog and messaging services, we face competition from companies that are focused in the same space. In the social media and social networking services space, we compete with large, established portals, including Tencent, Sohu, iFeng.com and Netease, as well as vertically focused players such as Renren.com, Kaixin001.com, Giant Interactive (51.com), Tianya.cn, Dianping.com, Meilishuo.com, Immomo.com and 139.com. In online video, our competitors include Youku Tudou, Baidu (iQiyi), Renren.com (56.com), Shanda (Ku6), PPLive, PPStream and Xunlei (Kankan.com), as well as the video offerings of large portals. In the WAP space, key competitors include Tencent as well as WAP portals operated by mobile operators, such as China Mobile’s Monternet. In blog and light blog, we compete with public companies, such as Baidu, Tencent, Netease, Sohu and Shanda (Shanda Literature and Tuita.com), iFeng.com (light blog), as well as vertically focused websites, such as Bokee, Blogbus, Poco, Hexun and Diandian.com. In messaging services, we face competition from Tencent (QQ and Weixin), Microsoft (MSN Messenger), and Yahoo!/Alibaba (Yahoo Messenger).

On MVAS, we compete with other service providers such as Kongzhong and Linktone that specialize in MVAS as well as other players such as Sohu, iFeng.com and TOM Online. In addition, the major operators in China, including China Mobile and China Unicom, have entered the business of content development.

In addition, we compete with companies who sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, including but not limited to, providers of search services, navigation pages, desktop applications,  mobile applications and operating systems. Search providers include Internet search companies, such as Baidu, Tencent (Soso), Yahoo!/Alibaba, Sohu (Sogou), Qihoo, Microsoft (Bing), Netease (Youdao) and Google, Inc. (“Google”),  as well as vertical search companies, such as Youku Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search).  Navigation pages providers include Qihoo (hao.360.cn) and Baidu (hao123.com). Companies that offer desktop applications, such as instant messaging (IM), pinyin, web browser and application downloading, and mobile applications, such as messenger application and mobile browsers, include Tencent, Sohu (Sogou), Qihoo, Microsoft Corporation (MSN),  Yahoo!/Alibaba (Yahoo Messenger) and UC Mobile Ltd (UC Browser). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile Internet users are increasingly using the application stores as an initial entry point to various Internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other Internet offerings and provide advertising services.

We also compete for advertisers with traditional media companies, such as newspapers, magazines and television networks that have a longer history of operation and greater acceptance among advertisers. Although outdoor media companies more directly compete with traditional media such as television, they also indirectly compete with us to convert advertisers from traditional media to their own formats. These competitors include Focus Media, Air Media Group Inc., Vision China Media Inc. and other China-based private or public outdoor media advertising companies.

Many of our competitors have greater financial resources, a longer history of providing online services, a larger and more active user base, more established brand names and currently offer a greater breadth of products that may be more popular than our online offerings. Many of our competitors are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions.  As Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting fee-based services, large global competitors, such as Facebook and Twitter, may increasingly focus their resources on the Greater China market.  We cannot assure you that we will succeed in competing against the established and emerging competitors in the market. The Increased competition could result in reduced traffic, loss of market share and revenues and lower profit margins.

Our business is highly sensitive to the strength of our brands in the marketplace, and we may not be able to maintain current or attract new users, customers and strategic partners for our products and offerings if we do not continue to increase the strength of our brands and develop new brands successfully in the marketplace.

Our operational and financial performance is highly dependent on our strong brands in the marketplace. Such dependency will increase further as the number of Internet and mobile users as well as the number of market entrants in China grows. In order to retain existing and attract new Internet users, advertisers, mobile customers and strategic partners, we may need to substantially increase our expenditures to create and maintain brand awareness and brand loyalty. Consequently, we will need to grow our revenues at least in the same proportion as any increase in brand spending to maintain our current levels of profitability.

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

Our financial results could be adversely affected by our equity investments.

We periodically review our equity investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2012, our equity investments included $195.0 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on Internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. In 2010, we recognized impairment charges of $128.6 million on our investment in CRIC.  In 2011, we recognized impairment charges of $230.3 million and $50.9 million on our investments in CRIC and MCOX, respectively. In 2012, we recognized an impairment charge of 18.5 million on our equity investment, including $8.4 million on our investment in MCOX.  We may continue to incur impairment charges, which could depress our profitability or subject to incur a net loss.

We reported our ownership in CRIC using the equity method of accounting starting from October 1, 2009 and, as such, our net income was impacted by CRIC’s performance. For 2011, we recorded $2.6 million in income from equity investment in CRIC. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. Our earnings from equity investments has declined since the merger of CRIC with E-House. For 2012, we recorded $16.7 million in loss from equity investment in CRIC/E-House, and we may continue to incur a loss from such investment.

Our future financial results may be also adversely affected by the performance of E-House. If E-House’s financial results decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarter and annual results until we have obtained E-House’s results. A delay in E-House’s reporting could adversely affect our reporting schedule and cause the market to react negatively to our share price. E-House’s business (including CRIC’s business) is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

•                  E-House may not be able to successfully execute its strategy of expanding into new geographical markets in China;

•                  E-House may not be able to successfully execute its growth strategy to maintain and enhance its brands and image;

•                  E-House’s business is susceptible to fluctuations in the real estate market in China;

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

The Internet industry is experiencing rapid technological changes. For example, with the advances of search engines, Internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of Internet users may shift to user-generated content, such as microblogging services, social networking services and other online communities. As broadband becomes more accessible, Internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 2.5G, 3G and 4G networks in China and the growing availability of Wi-Fi connections, mobile users have been shifting from the predominant text messaging services to newer applications, such as social networking, location-based services, messengers with free texting, voicemail and Internet conferencing, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with the proportion of Internet usage shifting from personal computers to mobile phones, handheld computers and other mobile devices in China, mobile operating systems, browsers and application-based platforms may redefine the way Internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

If we fail to successfully develop and introduce new products and services, our competitive position and ability to generate revenues could be harmed.

We continuously develop new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

More individuals are using devices other than personal computers to access the Internet. If users of these devices do not widely adopt versions of our products and services developed for these devices, our business could be adversely affected.

The number of individuals who access the Internet through devices other than personal computers, including mobile phones, handheld computers, tablets, television and other devices, has increased significantly and the trend is expected to continue. We expect mobile traffic to be a significant contributor to our overall traffic growth. The operating systems, software, resolution, functionality, and memory associated with some alternative devices may make the use of our products and services through such devices more difficult and less compelling to users, manufacturers, or distributors of alternative devices. Each manufacturer may have unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. We have limited experience in operating versions of our products and services developed or optimized for users of alternative devices, such as iOS,  Android devices and Window 8, or in designing alternative devices. As new devices and new platforms continue to be released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to create, support, and maintain our offerings on such devices. If we are unable to attract and retain a substantial number of alternative device manufacturers, distributors, and users to our products and services, or if we are slow to develop products and technologies that are more compatible with alternative devices, we will fail to capture a significant share of an increasingly important portion of the market for online services, which could adversely affect our business and our share price.

New technologies could block our advertisements, desktop clients and mobile applications and may enable technical measures that could limit our traffic growth and new monetization opportunities.

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of advertisements on webpages to our users. In addition, our traffic growth is significantly dependent on content viewing via mobile devices, such as smart phones and tablets. Technologies and tools for PCs and mobile devices, such as operating systems, Internet browsers, anti-virus software and other applications, as well as mobile application download stores could set up technical measures to direct away Internet traffic,  require a fee for the download of our products or block our products all together, which could adversely affect our overall traffic and ability to monetize our services.

Our business and growth could suffer if we are unable to hire and retain key personnel.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth, including that of Weibo, may be materially and adversely affected and our share price could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

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

The PRC government heavily regulates the Internet sector, including the legality of foreign investment in this sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because some of the laws, regulations and legal requirements with regard to the Internet sector are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the PRC legal system is based on written statutes and prior court decisions have limited precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to the PRC government’s regulation of the Chinese Internet sector include the following:

•                  We only have contractual control over our website in China. We do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or email services.

•                  Uncertainties relating to the regulation of the Internet industry in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, compromise enforceability of related contractual arrangements, or have other harmful effects on us. For example, on July 13, 2006, the MII issued The Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services (the “MII Circular 2006”). The MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope of the operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish and improve measures to ensuring safety of network information. The trademark “SINA” and domain name “www.sina.com.cn” were transferred from Beijing SINA Information Technology Co., Ltd. (formerly known as Beijing Stone Rich Sight Information Technology Co., Ltd. (“BSIT”)), one of our wholly owned subsidiaries to Beijing SINA Internet Information Service Co., Ltd., a PRC company controlled by us through contractual arrangements (the “ICP Company”).

•                  The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our website or complete shutdown of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the state secrecy and public security authorities. Internet service providers are required to delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties.

•                  Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. The State Administration of Radio, Film and Television (the “SARFT”) or other Chinese governmental authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could also have a material adverse effect on our financial position, results of operations and cash flows.

•                  New laws and regulations may be promulgated to regulate Internet activities, including, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific information over the Internet. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations when they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties, which could have a material adverse effect on our financial position, results of operations and cash flows. For example, effective as of January 31, 2008, the Administrative Provisions on Internet Audio-visual Program Service, jointly promulgated by the SARFT and the MII (the “Audio-visual Program Provisions”) require any entity engaged in providing Internet audio-visual program services to obtain a license or register with the SARFT; an applicant engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue issued by the SARFT. The SARFT and the MII later clarified that websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with the SARFT, continue operating audio-visual services so long as those websites have not been in violation of the laws and regulations.

•                  Our VIEs in China are not state-owned or state-controlled companies, but our mainland China destination websites were launched before the promulgation of the Audio-visual Program Provisions and have been registered with the SARFT. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by the SARFT valid through April 28, 2015. Considering the requirements set out in the Audio-visual Program Provisions, it is uncertain whether the ICP Company will be able to successfully procure the renewal of the License for Online Transmission of Audio-visual Programs upon its expiration. Should any official explanations or implementation rules of the Audio-visual Program Provisions forbid any non-state-controlled entities from engaging in Internet audio-visual program service such that the SARFT rejects our renewal application, we may be disqualified from operating online transmission of audio-visual programs.

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

We cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including the requirements under the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. On September 28, 2009, the General Administration of Press and Publication (“GAPP,” formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published a notice prohibiting foreign investors from participating in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements (“Circular 13”). It is not clear yet as to whether other PRC government authorities, such as the MOFCOM and the MII, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

If we are deemed to be in violation of any existing laws or regulations, the PRC government could levy fines, revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our ability to collect payments, block our website, require us to restructure our business, corporate structure or operations, impose restrictions on our business operations or on our customers, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us. The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. We are in the process of obtaining the relevant registrations.

We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership. Any failure by our VIEs or their respective shareholders to perform their obligations under the contractual arrangements could have a material adverse effect on our business and financial condition.

Because PRC regulations restrict our ability to provide Internet content and MVAS directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate these businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially after they have left our company. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the option to purchase their equity interests pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

Substantially all economic benefits generated from our VIEs are paid to our subsidiaries in China through related party transactions under contractual agreements. We believe that the terms of these contractual agreements are in compliance with the laws in China. Due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that in the future tax authorities in China may challenge the prices that we have used for related party transactions among our entities in China. In that case, we may be forced to restructure our business operation, which could have a material adverse effect on our business.

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

We are required to, but have not, verified the identities of all of our users who post on Weibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

On December 16, 2011, the Beijing Municipal Government issued the Rules on the Administration of Microblog Development, or the “Microblog Rules,” which became effective on the same day. Under the Microblog Rules, users who post publicly on microblogs are required to disclose their real identity information to the microblogging service provider and may still use pen names to reflect their account names on the front end. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing are required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

Although we have made significant efforts to comply with the verification requirements, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. While the Microblog Rules are not clear regarding the type and extent of penalty that may be imposed on non-compliant microblogging service providers, we are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, termination of Weibo operations or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.

The Chinese government has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through MVAS that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any websites maintained outside China at its sole discretion. Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network, via our MVAS or over the other platforms we use, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In July 2004, our IVR service was temporarily terminated by China Mobile, citing that we had provided inappropriate content to our mobile subscribers through our IVR service. In January 2005, the SARFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. The SARFT and other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows. We are not sure whether operators, including China Mobile and China Unicom, or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our profit from MVAS will suffer.

We are also subject to potential liability for user generated content on our websites that is deemed inappropriate or unlawful. Although we attempt to monitor the user generated content on our online properties including Weibo, we may not always be able to effectively control or restrict the content generated or placed by our users. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up Weibo postings related to certain rumors. The Chinese government may choose to tighten its Internet censorship. If the Chinese government decides to restrict the dissemination of information via microblogging services or online postings in general, Weibo and our other online products could be impaired or even ordered to shut down, which may adversely impact our website traffic, our ability to monetize our services and our brand equity.

Furthermore, we may be required to delete content that violates Chinese law and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our websites, which may adversely impact our website traffic, brand and financial condition and results of operations.

We may not be able to adequately protect our intellectual properties, which could cause us to be less competitive.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual properties, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MII. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. The web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our website traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

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

We have recently experienced significant fee increases from some of our content providers in the areas of video content and other premium content. Competition for quality content for online advertising is intense in China. Our competitors include well-capitalized companies, both private and newly listed companies, many of whom operate on a net-loss basis, as well as well-established companies that have user traffic greater than ours. If we are unable to secure a large portfolio of professionally produced quality content due to prohibitive cost, or if we are unable to manage our content acquisition costs effectively and generate sufficient revenues to outpace the increase in content spending, our website traffic, financial condition and results of operations may be adversely affected.

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

Any significant breach of security of our products could significantly harm our business, reputation and results of operations and could expose us to lawsuits brought by our users and partners and to sanctions by governmental authorities in the jurisdictions in which we operate. We have in the past experienced security breaches by third parties, including hacking into our user accounts and redirecting our user traffic to other websites, and we were able to rectify the security breaches without significant impact to our operations. However, we cannot assure you that our IT systems will be completely secure from future security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtaining users’ names and passwords and enabling the hackers to access users’ other online accounts, if those users use identical user names and passwords. They could also misappropriate other information, including financial information, uploaded by our users in a secure environment, such as Weibo, Weibo Wallet, SINA email, weiDisk and other applications requiring user log-in that were internally developed or developed by third parties for use on Weibo’s open application platform. Functions that facilitate interactivity with other websites, such as our Weibo Connect, that allows users to log onto partner websites using their Weibo identity, could increase the scope of access of hackers to other user accounts. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. In addition, a significant security breach or virus attack on our system could result in a material adverse impact on our business and results of operations.

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

Regulations on virtual currency may adversely affect our game operations revenues.

We have provided Weibo Credit as an online virtual currency offered to users to purchase in-game virtual goods or other types of fee-based services on Weibo.com. On June 4, 2009 the Ministry of Culture (the “MOC”) and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency. Virtual currency is broadly defined in the notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. These regulations could have an adverse effect on our Weibo credit offering and game-related fee-based revenues.  In addition, although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours.

Changes in political and economic conditions in Greater China and the rest of the Asia may disrupt our operations if the changes result in unfavorable political and economic conditions to our business.

We expect to continue to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. Economic reforms in the region could also affect our business in ways that are difficult to predict. For example, since the late 1970s, the PRC government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in China, we cannot be sure that they will continue to be effective and benefit our business.

Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), H1N1 flu, H7N9 flu, Avian flu or other widespread public health problems could adversely affect our business.

Future outbreaks of SARS, H1N1 flu, H7N9 flu, Avian flu or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu or other widespread public health problems could result in the reduction of our advertising and fee-based revenues.

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

As of December 31, 2012, we had approximately $694.0 million in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The EIT Law supplemented by the Implementing Rules supersedes the previous Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises (the “Previous IT Law”) and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) and domestic enterprises at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%, but must meet the criteria defined under the EIT Law and related regulations. The EIT Law provides for a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, during which period the applicable enterprise income tax rate shall gradually increase to 25%. In addition, the EIT Law provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law, which allows them to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 31, 2012, three of our subsidiaries in China were qualified as high and new technology enterprises under the EIT Law. In addition, certain VIEs in China enjoy a favorable income tax rate of less than 25%. According to the EIT Law and the Administration Measures for Recognition of High and New Technology Enterprises, which were jointly promulgated by the Ministry of Science & Technology, the Ministry of Finance, and the State Administration of Taxation on April 14, 2008, the high and new technology enterprise status of our three subsidiaries is subject to an annual review and may be overturned by the Municipal Science & Technology Commission in the future. The EIT Law is relatively new and implementation practices are still being defined. If tax benefits available to us as high and new technology enterprises in China are reduced or repealed, our net effective tax rate may increase to as high as 25%.

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

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place within China or if the received dividends have no connection with such foreign investors’ establishment or place within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly invested in and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a PRC resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of the shares, their investment in our shares may be materially and adversely affected. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.

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

We believe that there was a reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The merger of COHT with CRIC was made with the intent to vertically integrate the selling of real estate data and consulting services (B2B) with online advertising (B2C) and to leverage the strength of CRIC’s offline resources with our online strengths. Together, COHT and CRIC became a real estate information, consulting and advertising space in China. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the then new circular, significant judgment was required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not the transaction would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. To the extent that these VIEs have undistributed after-tax net income, we will have to pay tax on behalf of the employees when we try to distribute the dividends from these local entities in the future. Such withholding individual income tax rate is 20%. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries and VIEs under PRC accounting standards. In addition, under the PRC Enterprise Income Tax Law and its implementation rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a PRC resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi (“RMB”) into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

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

The income statements of our China, Hong Kong and Taiwan operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB, Hong Kong dollar and New Taiwan dollar-denominated transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm losing temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect our financial results and the market price of our ordinary shares.

Our share price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the year ended December 31, 2012, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $41.36 to $77.40 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us based on United States or other foreign law.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2012. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any other taxable year.

If we are characterized as a PFIC for any year, a U.S. Holder (defined below) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  For more information, see “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Item 4.                                 Information on the Company

A.           History and Development of the Company

SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co., Ltd. and California-based SINANET.com. In April 2000, our company completed the initial public offering and was listed on the NASDAQ market. Our company was incorporated under the law of the Cayman Islands and is headquartered in Shanghai, China. With offices throughout mainland China, Hong Kong, Taiwan and the U.S., our principal place of operations is located at 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is (86)10-8262-8888.

The primary focus of SINA’s operations is in China, where the majority of the Company’s revenues are derived. SINA’s business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd., Fayco Network Technology Development (Shenzhen) Co., Ltd., New Media Information Technology (Chengdu) Co., Ltd., and significant VIEs, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd. and Beijing Weimeng Technology Co., Ltd.

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

SINA has made investments in certain Internet sectors that it has chosen to participate through investments rather than organic development as well as in areas that it believes are strategic to extend its online ecosystem.  For example, in March 2011, SINA purchased 19% of the issued and outstanding shares of MCOX, an online apparel and accessories company with offline presence. In August 2011, SINA purchased 9% of the issued and outstanding shares of Tudou, an online video company in China, which was merged into a wholly owned subsidiary of Youku in August 2012.  The Company’s Tudou shares were converted into shares of the combined company, Youku Tudou Inc. In October 2011, SINA invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group.

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

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users. Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these properties and other product lines and businesses, we offer an array of online media and social networking services to our user to create a rich canvas for businesses and brand advertisers to connect and engage with their targeted audiences. We generate the majority of our revenues from online advertising, MVAS and fee-based services.

Market Opportunities

Our primary focus is on the Chinese market. The success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2012 grew 7.8% year over year to RMB51.9 trillion ($8.3 trillion) and China is the second largest economy in the World. The same study showed that China’s annual disposable income per capita for urban households climbed from RMB13,786 ($2,184) in 2007 to RMB24,565 ($3,892) in 2012, representing a compound annual growth rate (“CAGR”) of 12%. During the same period, China’s retail sales of consumer goods grew from RMB9.3 trillion ($1.5 trillion) to RMB20.7 trillion ($3.3 trillion), representing a CAGR of 17%. According to the survey by China Internet Network Information Center (“CNNIC”), the number of Internet users in China grew by 51 million to reach 564 million at the end of 2012. The large user base makes China an attractive market for our company to expand our product offerings and to grow our revenue streams.

In January 2013, the MII reported that the number of mobile phone users in China increased by 126 million to reach 1.1 billion at the end of 2012. Mobile users with 3G capabilities reached 233 million at the end of 2012, an increase of 104 million from the prior year. In a report issued in December 2012, IDC estimated that China’s smartphone shipments will reach 300 million in 2013 and total smartphone users will reach 500 million by the end of 2013. Many web users in China today do not have 24/7 access to the Internet, as their access is limited to computers at work and Internet cafés. The increasing adoption of smart phones and tablets with 3G and Wi-Fi capabilities in China could further shift media consumption from offline onto the Internet, particular on mobile devices.

Properties and Product Offerings

SINA provides advertising, non-advertising and free services through SINA.com, SINA.cn, Weibo.com, MVAS, other businesses and products. Advertising revenues relate to online advertising revenues mostly derived from SINA.com and Weibo.com. Non-advertising revenues include revenues from MVAS, online games, Weibo value-added services (“VAS”), eReading and other fee-based services and license fees. The following table presents an overview of SINA’s businesses, service offerings and revenue categories:

Properties and Services

SINA.com	SINA.cn	Weibo.com	MVAS	Other Businesses	Other Products

Advertising	Advertising	Advertising and Non-Advertising	Non-Advertising	Non-Advertising
• Sports	• News	• Microblog	• SMS	• Game Portal	• Email
• Auto	• Sports	• Messenger	• KJAVA	• eReading	• Blog
• Finance	• Finance	• Open platform	• MMS	• Enterprise services
• Entertainment	• Entertainment	• Weibo Credit	• IVR
• News	• Video	• Weibo VAS	• Caller Ring Back
• Technology	• Blog		Tones (“CRBT”)
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

SINA eLadies. SINA eLadies serves as an interactive platform for fashion-conscious users to share comments and ideas on a range of topics, such as health, cosmetics and beauty. This channel also provides real-time coverage of major world fashion events, bringing users the latest styles and trends.

SINA Luxury. SINA Luxury caters to the increasing demand for luxury goods and high-end services in China. SINA Luxury covers a variety of luxurious topics including dining and wines, fashion and designer products, upscale lifestyles as well as services aimed at high net worth individuals.

SINA Collectibles. Launched in November 2010, SINA Collectibles provides information and updates on antiques and other collectibles such as arts, coins and stamps. It also offers information on investment ideas, exhibitions and auctions and features interviews with antique connoisseurs and famous art critics.

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, including News, Sports, Entertainment, Music, Financial, Life, VIP Chat and Movie Premieres. SINA Video also allows users to upload, publish and manage user generated videos.

SINA.cn

SINA.cn delivers the latest information and entertainment content from SINA portal to mobile users via WAP. Key channels on SINA.cn include news, sports, finance and video. Users may also access SINA blog and eReading from this mobile portal.

Weibo

Launched in August 2009, Weibo is a social media with microblogging and social networking features that enable users to follow celebrities and share UGC online. In addition to keeping up to date with celebrities, Weibo users may also follow commercial enterprises from small and medium businesses to Fortune 1000 companies, as well as media companies, non-profit organizations and government agencies. Weibo.com is developed with an open platform architecture that enables its users to stay connected with his/her social network while accessing internally third-party applications via Weibo Connect.

Weibo allows users to connect from anywhere, anytime and with anyone on our platform. Designed for easy, frequent interactions and to expedite the spread of information, Weibo may be accessed from Weibo.com, Weibo.cn (WAP) and partner websites, as well as desktop and mobile applications on iPhone, iPad, Android, Blackberry, Windows Phone and Symbian devices.

Key offerings of Weibo.com include the following:

Microblog. Weibo allows users to send feeds in the form of text (up to 140 Chinese characters), photo, video and music to their opted-in followers, interest groups or selected individuals privately. Weibo users may view UGC feeds from their personalized homepage, in interest group settings, via search results and by topical content listings. An interesting feed that is redistributed several times enables the original author to virally reach and influence users beyond the author’s first degree of followers, leveraging on the network of the followers of author’s followers several degrees away.

Messenger. Users can send private messages in the form of text, voice, picture and emotions. Privacy settings are available to allow users to customize message deliveries and receipts from all users or only selected friends. Messenger can also be accessed from Weibo Chat, a mobile application on Android or iOS devices or via a desktop client downloadable from Weibo.com.

Social networking services. Weibo.com also helps users stay connected, share interests and engage in activities privately with their friends, colleagues and other acquaintances through a variety of social networking offerings that can be accessed on the navigation bar:

Weibo Lists. Weibo Lists allow users to organize their Weibo contacts in order to filter the posts shown in their news feeds and share posts within a specific group of people. For example a user can share a picture of his family only to their close friends on Weibo or read posts from a list of celebrities they define.

Weibo Topics. Weibo Topics allow a user to start a discussion by adding hash tags (#) around a key word in the feed.  The key word then becomes searchable.  Feeds with popular discussion topics are also accessible from the Hot Topic listing section.

Weibo Album. Weibo Album is a personal photo gallery for users to upload and edit pictures and interact with viewers through commentary postings. Users can limit the view setting for each album to all users, only their followers or selected users by setting a password.

Weibo Music. Weibo Music is a free on-demand music streaming service with licensed, CD-quality songs, music videos, information and updates from large global and domestic music labels. Users can search for songs, customize playlists and share favorite artists, songs or playlists with their followers, interest groups or selected friends.

Weibo Radio. Weibo Radio allows users to tune into radio stations in China and enjoy music, news, sports and talk show programs while engaging in other Weibo or non-Weibo activities. Users can interact with the station’s disc jockeys and other listeners through commentary posting on the station’s program page.

Weibo Event. Weibo Event allows users to organize and participate in various types of events, such as parties, outings, exhibitions, sports games, shows and movies. Event planners can post the invitations to the event page and send them to their followers, interest groups and selected friends or list them on a city event page. Weibo enterprise accounts can use this feature to organize and announce special events tied to their online promotional campaigns.

Weibo LBS. With Weibo LBS, users can share their locations and check out the points of interests around them. For example, Weibo LBS allows users to locate popular restaurants nearby, see comments made by other users about the restaurants and check out restaurant promotional offers.

Weibo Questions. Through Weibo Questions, users can conduct online polls to understand current thinking on important and controversial topics or simply for fun. Participants can follow the polling progress and interact through commentary postings.

Weibo Groups. Weibo Groups allow users to connect in communities with similar interests, access to which may be limited by group hosts.

Weibo Enterprise Accounts. Commercial entities such as commercial enterprises, media firms, non-profit organizations and government agencies can build their Weibo presence and engage with the Weibo community via their enterprise accounts. An enterprise account aggregates the basic functions of a Weibo user account with enterprise-specific features, such as brand displays on the profile page, an interactive map page with the account owner’s location and contact information and a customer bulletin board where the account owner can manage customer inquiries and complaints. Enterprise accounts are often used commercially to build brand awareness, generate product interest and build sales leads, as well as manage customer relationships.

Weibo advertising solution consists of display inventory on user pages linked to advertisers’ enterprise accounts.  By attaching a landing page (enterprise account) to an advertiser’s Weibo advertisement, users may follow and receive future promotional feeds from the advertiser.  Weibo advertisers may display their product offerings on their enterprise accounts and such offerings may be forwarded in feeds as recommendations by visiting users to their followers.  In such manner, Weibo advertising become social by allowing an advertisement to reach beyond the first degree of touch on the user page and perhaps many degrees thereafter through user recommendation retweets, which can bring other users back to the advertiser’s enterprise accounts.

Open Platform. Weibo offers an open application programming interface (API) platform that allows its users to access a rich collection of internally and third-party developed applications. To support the open platform environment, SINA offers a cloud computing service that allows third-party application developers to develop and host applications utilizing SINA’s infrastructure and bandwidth, known as SINA Application Engine (SAE).

Below are examples of Weibo applications, which can be accessed from Weibo.com or Weibo mobile clients:

Weibo Games. Weibo open platform offers third-party and, to a lesser degree, internally developed web games, including role playing, card games, strategy games and real life simulations. Weibo games allow players to interact while playing and send feeds about their playing to their followers. Weibo games are offered for free and some games allow users to purchase virtual currencies (Weibo Credit) to redeem in-game items.  SINA receives revenues from such purchases through revenue-share arrangements with Weibo game application developers.

Weibo Charity. As an online interactive platform for charity and public services, Weibo Charity allows charity organizations to launch fundraising projects and recruit volunteers for public service campaigns, which can be shared through Weibo feeds. Individuals are also able to seek help by creating projects through Weibo Charity. After being verified, these projects will be open to all the Weibo users to make donations, offer support by sharing with followers or sign up as volunteers.  The viral effect of the Weibo networks allows a campaign to raise awareness from a wider audience beyond the first degree of touch of any specific charity organization.

SINA Shiye (view). SINA Shiye is an internally developed social reading platform that delivers magazine-quality reading experience to users on multiple platforms, including PC, smartphones and other mobile devices. It aggregates content from various media partners including traditional media firms, websites and social media properties such as Weibo and blogs. The product leverages users’ social relationships on Weibo to create a unique social reading experience. For example users can share interesting articles and subscriptions to their Weibo followers.

Tianqitong (weather master).  With this internally developed application, users can check for weather information ‘on the go’ with their smartphones and other mobile devices. Key weather indexes, including temperature, humidity, wind speed, and air particle (PM2.5) standard are updated every 30 minutes for over 3,000 cities in China and worldwide. The application also supports audio based weather forecast, weather alerts and temperature curves for the upcoming several days. Key weather information can be shared through Weibo or SMS.

Qing (light blog). Qing is a blogging service that allows users to maintain a personal page of diaries, editorials, and other essays as well as picture portfolios. Users can send feeds of their postings to their Weibo followers to direct traffic back to their Qing website.

Weibo Disk. This application allows Weibo users to upload and manage their files in a secure environment. Initial two gigabites of storage space is free; additional storage space may be earned from promotional activities. Users can share documents stored on Weibo Disk by providing document address link or through a Weibo feed.

Weibo Credit. Weibo Credit is an online virtual currency offered to users to purchase in-game virtual goods or other types of fee-based services on Weibo.com, such as Weibo VIP memberships.  Revenues from these purchases are recorded as Weibo VAS revenues under non-advertising revenues. Users can purchase Weibo Credit with debit and credit cards, Alipay or mobile phone payments.

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

IVR. Interactive Voice Response (“IVR”) refers to voice-activated information retrieval services. Users can obtain information via their mobile phones by dialing a list of fixed numbers and following a set of pre-recorded instructions. Sample services include weather forecasting and data searching. IVR offers applications in the areas of interactive games and professional products.

CRBT. Caller Ring Back Tones services gives mobile phone users the option to customize their ring back tone, the ring tone heard by callers, based on popular songs and special sound effects.

WAP. WAP services use GPRS technology to provide users with news and other topical information, multimedia downloads, dating and community services and mobile search services.

Other Businesses

Game Portal. SINA’s game portal provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.

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

Content Partnerships. The goal of SINA’s content partnerships is to provide its users with an extensive offering of Chinese-language content. SINA contracts with content partners to display their content on one or more of its websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of SINA’s leading content providers include the International Olympic Committee, NBA, English Premier League, UEFA Champions League, La Liga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association, CCTV, JSTV, BTV, Xinhua News Agency, People’s Daily Online, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Nasdaq OMX, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange. For its mobile content, SINA has established content partnerships with certain international record companies to provide image and music downloads.

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

Competition

We provide online content and services for the global Chinese community, including but not limited to informational features, microblogging and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer various content and services targeting this community that compete with our offerings.

See “Item 3. Key Information — D. Risk Factors — The markets for Internet and MVAS services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information — D. Risk Factors — We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “— We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects”.

Government Regulation and Legal Uncertainties

The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information — D. Risk Factors.”

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MII and the SARFT, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the Ministry of Education (“MOE”), the MOC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. The Telecom Regulations set out the general framework under which domestic Chinese companies such as SINA’s subsidiaries and VIEs may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business”, an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.

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

According to the Measures for the Administration of Internet Information Services described below, an enterprise must obtain a license for operating value-added telecommunication services to conduct Internet content service businesses. When the Internet content involves areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment, which are regulated by MOC, MOE, MOH and other governmental authorities, respectively, the enterprise must also obtain permission from responsible national authorities.

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

Classified Regulations

Foreign Investment in Value-added Telecom Services

The MII Circular 2006 was promulgated by the MII on July 13, 2006. According to the MII Circular 2006, since the FITE Regulation went into effect, some foreign investors have, by means of delegation of domain names and license of trademarks, conspired with domestic value-added telecom enterprises to circumvent the requirements of FITE Regulations and have been engaged in value-added telecom services illegally.

In order to further strengthen the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. If a license holder fails to comply with the requirements in the MIIT Notice or cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to these requirements and report the result of such self-examination and self-correction to the MII.

Accordingly, the ICP Company submitted the self-correction scheme to the MII on November 17, 2006. Under the self-correction scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company should be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“新浪”) used by the ICP Company should be transferred from BSIT to the ICP Company. According to the Certificate for Approval of Trademark Transfer issued by the Trademark Office of State Administration for Industry and Commerce (“SAIC”) on September 28, 2008, the trademark “SINA” has already been transferred to the ICP Company. The domain name “www.sina.com.cn” has been transferred to the ICP Company as well.

Internet Information Services

The Measures for the Administration of Internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online Internet users must obtain an operating license from the MII or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national and local authorities prior to applying for an operating license from the MII or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must exam their websites to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions set by other ministries over the past few years. In addition, the ICP Measures require ICP operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for providing BBS services was eliminated by the PRC State Council. However, in practice, the government authorities in Beijing still require the relevant ICP operators to obtain such approvals for providing of BBS services.

The ICP Company currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by the MII authorizing the ICP Company to operate bulletin board system or BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by the MII authorizing StarVI to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License, which was issued in November 2011 by the MII authorizing Wangxing to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and Internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Beijing Weimeng Technology Co., Ltd (“Weimeng”) currently holds a Telecommunication and Information Services Operating License, which was issued on August 10, 2010 by Beijing branch of the MII authorizing Weimeng to provide Internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through August 10, 2015 and is subject to annual inspection.

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

Online News Publishing

On November 6, 2000 and September 25, 2005, the Provisional Regulations for the Administration of Website Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services, respectively, were jointly promulgated by the SCIO and the MII. The regulations stipulate that general websites set up by non-news organizations may list news released by certain governmental news agencies, if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere.

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

On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. The ICP Company passed the inspection in 2012.

Online Transmission of Audio-Visual Programs

On July 6, 2004, the SARFT promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, which apply to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license, which is to be issued by the SARFT in accordance with the categories of business, receiving terminals, transmission networks, and other items. The license is valid for two years and can be renewed upon its expiration. Foreign-invested enterprises are not allowed to engage in the above business. Moreover, the audio-visual programs of the news category published to the public through information network shall be limited to the programs produced and broadcasted by radio stations, television stations, radio television stations and approved news websites within the territory of China.

On December 20, 2007, the SARFT and the MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which went effective on January 31, 2008. The Audio-visual Program Provisions stipulates, among others, that any entity engaged in Internet audio-visual program service must obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT or register with the SARFT. An applicant for engaging in Internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the SARFT. The SARFT and the MII later jointly held a press conference in February 2008 to clarify that websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with SARFT, continue operating the audio-visual services so long as those websites have not been in violation of the laws and regulations. Our VIEs in China are not state-owned or state-controlled companies, but our mainland China destination websites were launched before the promulgation of the Audio-visual Program Provisions and have been registered with the SARFT.

On March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio Visual Program, which reiterates (i) the requirement to obtain permits for audio-visual programs published to the public through an information network, where applicable and (ii) the prohibition of certain types of Internet audio visual programs containing violence, pornography, gambling, terrorism or superstitious factors.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio-visual program services into four categories.

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by the SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by the SARFT valid through April 28, 2015.

Production of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Regulations,” which went into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities engaged in the production of radio and television programs are required to apply for a license from the SARFT or its provincial branches.

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through October 13, 2013 and is subject to annual inspection.

MVAS

On March 1, 2009, the MII promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which superseded the relevant measures published by the MII in 2001. These measures require an entity to obtain a business permit, which is divided into two categories — license for basic telecom services and license for value-added telecom services, in order to operate a telecommunication business. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License issued on July 7, 2009 by the MII authorizing the ICP Company to provide nationwide value-added telecommunications services (excluding fixed line phone call information services and Internet information services). The license is valid through July 7, 2014 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through April 9, 2018 and subject to annual inspection.

Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on December 9, 2010 by the MII authorizing Xunlong to provide nationwide information services (excluding fixed line phone call information services and Internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

StarVI currently holds a Value-Added Telecommunications Services Operating License issued on September 16, 2009 by the MII authorizing StarVI to provide nationwide information services (excluding fixed line phone call information services and Internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on November 11, 2011 by the MII authorizing Wangxing to provide nationwide value-added telecommunication services in the second category (excluding fixed line phone call information services and Internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Beijing Western-net Network Technology Co., Ltd. (“Western-net”) currently holds a Value-Added Telecommunication Services Operating License issued on March 1, 2010 by MII, authorizing the company to provide nationwide information services (excluding fixed line phone call information services and Internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Beijing Western-net Network Technology Co., Ltd. has been approved to provide MVAS in Beijing. The license is valid through March 1, 2015 and is subject to annual inspection.

Short Messaging Services

On April 29, 2004, the MII issued the Notice on Certain Issues Regarding the Regulation of Short Messaging Services, or the SMS Notice. The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. The information service providers shall examine the content of short messages, and no short message may contain content forbidden by law.

Internet Publishing

On June 27, 2002, SPPA and the MII jointly released the Provisional Rules for the Administration of Internet Publishing, or the Internet Publishing Rules, which define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include content or articles formally published by press media such as: (i) books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited.

According to the Internet Publishing Rules, web portals like SINA are required to apply to and register with GAPP before distributing Internet publications.

In accordance with these rules, the ICP Company currently holds an Internet Publication License issued by GAPP on December 21, 2010, which is valid through December 31, 2014.

Online Games

On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MOC and went into effect on July 1, 2003 (these regulations were revised by MOC on July 1, 2004 and further revised and re-promulgated on February 17, 2011). According to these regulations, commercial entities are required to apply to the relevant local branch of MOC for an Online Culture Operating Permit to engage in online games services.

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which amended on February 21, 2008 and took effect on April 15, 2008. These rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

According to the Circular of the Ministry of Culture on Strengthening the Examination of Content of Online Games Products issued by MOC on May 14, 2004, the content of any foreign online game products should be examined and approved by MOC before they are operated within China. Entities engaged in developing and operating domestic online games products should register with the MOC.

On November 13, 2009, MOC issued the Circular of the Ministry of Culture on Improving and Strengthening the Examination of Content of Online Games. According to this circular, offensive promotion and advertisement of online games, games propagating eroticism, gambling and violence, and other online games without the approval from MOC, are strictly prohibited.

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games” or Circular 13. Circular 13 expressly prohibits foreign investors from participating in the operation of Internet games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to circular 13, GAPP’s approval is required for publishing any specific imported online games and any imported online game which is not examined and approved by GAPP is not allowed to be published online. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM or the MII will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

On June 3, 2010, the MOC promulgated the “Interim Measures for Administration of Online Games,” or the “Online Games Measures,” which became effective on August 1, 2010. The Online Games Measures reiterate that any online games operator should obtain an Online Culture Operating Permit to engage in online game services. In addition, the content of any imported online games should be examined and approved by MOC before they are operated within China, and any domestic online games should be registered with MOC.

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games. Under this notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the real economic and financial systems. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real e-commerce transactions. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009 the MOC and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency. Virtual currency is broadly defined in the notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

On July 1, 2011, the GAPP, the MIIT, the MOE and five other governmental authorities issued a Notice on Initializing the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, which took effect on October 1, 2011. This notice’s main focus is to prevent minors from using an adult ID to play internet games and, accordingly, this notice imposes stringent penalty on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. Options of an online game operator may be terminated if the operator is found to be in violation of this notice.

On January 15, 2011, the MOC, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitoring System of the Guardians of Minors, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game play behaviors of minors. Under the circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

Beijing New Media Information Technology Co., Ltd. and Beijing SINA Internet Information Service Co., Ltd. hold Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Internet Publication License issued by GAPP in December 2010, which is valid through December 31, 2014, and an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, which is valid through December 31, 2014. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

On August 18, 2010, Beijing Health Bureau issued an approval letter to the ICP Company to approve the ICP Company to provide medical-and-health-related information services for two years.  Upon expiration, the approval letter of medical-and-health-related information services has been renewed with a term valid through June 3, 2014.

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, websites publishing drug-related information must obtain a license from SDA or its provincial departments.

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA in December 2001 and January 2002, respectively, and has obtained a Qualification Certificate for Internet Drug Information Services issued by the BDA in December 2009. The certificate is valid through December 6, 2014.

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture described above and the Notice on Implementing the revised Provisional Regulations for the Administration of Online Culture issued by MOC in March 2011 apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via Internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via Internet. Pursuant to these legislations, commercial entities are required to apply to MOC for an Online Culture Operating Permit if they intend to engage in any of the following types of activities for the purpose of making profits:

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

The ICP Company currently holds an Online Culture Operating Permit issued by MOC in July 2011 and StarVI currently holds an Online Culture Operating Permit issued by MOC in January 2011, both permits are valid through December 31, 2014. Wangxing currently holds an Online Culture Operating Permit issued by MOC in March 2011 which is valid through March 30, 2014. Xunlong currently holds an Online Culture Operating Permit issued by MOC in March 2011 which is valid through March 7, 2014. Weimeng currently holds an Online Culture Operating Permit issued by MOC in July 2011 which is valid through July 25, 2014.

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

Several of our wholly owned subsidiaries and VIEs have an approved business scope to carry out the design, production, issuance and agency of advertisements. These entity include Beijing SINA Advertising Co., Ltd., Shanghai SINA Advertising Co., Ltd., Fujian SINA Information Services Co., Ltd, Henan Bolang Information Services Co., Ltd, and Weimeng.

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

•                  Administrative Measures for International Communications Gateways Accesses (2002).

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

•                  have implemented and registered a system of information security and censorship; and

•                  effect all international connections through an international communications gateway established with the approval of the MII.

The companies described in “C. Organizational Structure” below are in proper compliance with these requirements.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the Administrative Rules of Surveying Qualification Certificate and the amended Standard for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG in March 2009, and May 2010, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide Internet mapping services. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for Internet mapping services is prohibited from providing any Internet mapping services. The ICP Company has obtained a surveying and mapping qualification certificate on July 27, 2010.

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

•                  Measures for the Administration of IP Address Archiving (2005);

•                  Provision on Technical Measures for Internet Security Protection (2005);

•                  Administrative Measures for the Graded Protection of Information Security (2007); and

•                  Several Provisions on Regulating the Market Order of Internet Information Services (2012).

These laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these laws and regulations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets effective on October 1, 2010 provides that whenever an Internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or the MII or their respective local counterparts.

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

In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, even though the requirement to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms, has been terminated according to a decision issued by the PRC State Council on July 4, 2010, in practice, the government authorities in Beijing still require the relevant ICP operators to obtain such approvals for providing BBS services. Internet companies in China with bulletin boards, chat rooms or similar services must apply for the approval by the State Security Bureau prior to operating such services. The ICP Company has established an internal security committee, adopted security maintenance measures, employed full-time BBS supervisors and has been exchanging information on a regular basis with the local public security bureau with regard to sensitive or censored information and websites. Thus, it is in compliance with the governing legislation.

Online Privacy

Chinese law does not prohibit Internet service providers from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order Internet service providers to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet.

Under the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT and became effective on March 15, 2012, Internet service providers may not, without a user’s consent, collect the user’ personal information that can be used, alone or in combination with other information, to identify the user, and may not provide any user’s personal information to third parties without the prior consent of the user. Internet service providers may only collect users’ personal information necessary to provide their services and must expressly inform the users of the method, scope and purpose of the collection and processing of such information.  They are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if such information is suspected to have been inappropriately disclosed.  We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we are not in compliance with these provisions, the MIIT or its local counterparts may impose penalties and we may be liable for damage caused to our users. On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information to further enhance the protection of users’ personal information in electronic form. Most requirements under this decision relevant to Internet service providers are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader.  Under this decision, Internet service providers are required to take such technical and other measures necessary to safeguard the information against inappropriate disclosure.

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

Internet Copyright

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of copyright pledges. The National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005 to address copyright infringement issue related to the content posted or transmitted over the Internet, which became effective on May 30, 2005.  According to these measures, providing Internet content directly in the course of Internet information service activities shall be governed by the Copyrights Law, which includes the uploading, storing, linking, search and other functions of such content directly provided over the Internet without any editing, amending or selecting the stored or transmitted content.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an Internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary supporting materials proving that an infringement has occurred, and requesting that the Internet service provider to delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the Internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user because the user’s IP address is not known, the contents of the notice shall be published on information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the Internet service provider a written explanation with preliminary supporting materials, and a request for the restoration of the deleted works or recordings. The Internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

According to an interpretation by PRC Supreme People’s Court took effect on January 1, 2013, internet service providers will be jointly liable if they continue their infringing activities or do not remove infringing content from their websites once they know of the infringement or receive notice from the rights holder.  If a network service provider economically benefits from the works, performances, and sound or visual recordings provided by the network service provider, it must pay close attention to infringement of network information transmission rights by network users.

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

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2012, five of our subsidiaries have obtained the Certificate for High and New Technology Enterprises, evidencing their high and new technology enterprises status. Therefore, these companies are entitled to enjoy a favorable tax rate under the EIT Law.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2012, six of our subsidiaries in China were qualified as software enterprises under the EIT Law.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly held by our Hong Kong subsidiaries. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.

The EIT Law and its Implementation Rules have made an effort to scrutinize transactions between related parties. Pursuant to the EIT Law and its Implementation Rules, the tax authorities may impose mandatory adjustment on tax due to the extent a related party transaction is not in line with arm’s-length principle or was entered into with a purpose to reduce, avoid or delay the payment of tax. On January 8, 2009, the State Administration of Taxation issued the Implementation Measures for Special Tax Adjustments (Trial), which clarifies the definition of “related party” and sets forth the tax-filing disclosure and documentation requirements, the selection and application of transfer pricing methods, and transfer pricing investigation and assessment procedures.

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

In addition to the above, after the EIT Law and its Implementing Rules were promulgated, the State Administration of Taxation released several regulations to stipulate more details for carrying out the EIT Law and its Implementing Rules. These regulations include:

•                  Notice of the State Administration of Taxation on the Issues Concerning the Administration of Enterprise Income Tax Deduction and Exemption (2008);

•                  Notice of the State Administration of Taxation on Strengthening the Withholding of Enterprise Income Tax on Non-resident Enterprises’ Interest Income Sourcing from China (2008);

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

•                  Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (2009);

•                  Circular of the State Council on Printing and Distributing Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (2011); and

•                  Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry (2012).

Business Tax and Value-Added Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services, while our MVAS business is subject to a business tax rate of 3%. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

Pursuant to a pilot program (the “Pilot Program”) launched by the PRC government, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Our MVAS revenue is not within the scope of the pilot plan and is still subject to the business tax of 3%.

Labor and Work Safety

The Labor Law of the PRC, or the Labor Law, which became effective on January 1, 1995, provides basic protections for employees. For examples, employers should sign labor contracts with employees if labor relationships are to be established; employers cannot compel employees to work beyond the time limit and should promptly pay wages not lower than local minimum wage standards to employees; employers shall establish and improve occupational safety and health policies and procedures and strictly abide by applicable PRC rules and standards on labor safety and health; and female employees and juvenile employees are given special protection.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law was amended on December 28, 2012, which amendment will come into effect on July 1, 2013. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign a non-fixed term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to compensate the employee if the employer terminates the unlimited term labor contract, unless the employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative length of services. Employees who waive such vacation time at the request of employers shall be compensated for three times of their daily salaries for each waived vacation day.

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

•                  the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999);

•                  the PRC Social Insurance Law (2011); and

•                  the Regulation on the Administration of Housing Fund (2002).

Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

The General Office of the State Council promulgated the Notice on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Notice, on February 3, 2011. The Security Review Notice apply to the mergers and acquisitions of domestic enterprises by foreign investors that involves national security, including enterprises relating to military, national defense, important agricultural products, important energies and resources, important infrastructural facilities, important transportation services, key technologies, and manufacturing of major equipment. The joint ministerial meeting is appointed as the authority in carrying out the security review.

To specify the implementation and procedural matters, the MOFCOM enacted the Interim Measures on Related Matters on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which were effective from March 5, 2011 to August 31, 2011 and the Provisions on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Provisions, which became effective on September 1, 2011. The Security Review Provisions determine whether a merger or acquisition of a domestic enterprise by a foreign investor falls within the scope of the national security review based on the substance and actual impact of the transaction and prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements.

For a description of how uncertainties in Chinese regulations may affect our business, please see “Item 3. Key Information — D. Risk Factors — Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.”

C.            Organizational Structure

SINA is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and VIEs. Below are the significant wholly owned subsidiaries held by SINA:

Subsidiary	Jurisdiction of Organization	Ownership
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com Technology (China) Co., Ltd.	People’s Republic of China	100%
SINA Technology (China) Co., Ltd.	People’s Republic of China	100%
SINA (Shanghai) Management Co., Ltd.	People’s Republic of China	100%
Beijing SINA Advertising Co., Ltd.	People’s Republic of China	100%
Shanghai SINA Advertising Co., Ltd.	People’s Republic of China	100%
Fayco Network Technology Development (Shenzhen) Co., Ltd.	People’s Republic of China	100%
Weibo Internet Technology (China) Co., Ltd.	People’s Republic of China	100%
Weibo Corporation (formerly known as T.CN Corporation)	Cayman Island	100%
SINA.com Online	United States of America	100%
Rich Sight Investment Limited	Hong Kong	100%
SINA Hong Kong Limited	Hong Kong	100%
Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	Hong Kong	100%

In order to comply with the PRC government’s foreign investment restrictions on Internet information services and other laws and regulations, we conduct all our Internet information services, advertising and MVAS in China via the following significant domestic VIEs:

•                  The ICP Company is a Chinese company controlled by us through a series of contractual arrangements and is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is owned by Mr. Yan Wang, one of our directors, Mr. Tong Chen and Ms. Hong Du, both are our executive officers, and other two of our non-executive PRC employees.  Mr. Wang, Mr. Chen and Ms. Du own approximately 0.2%, 22.8% and 27.1% of the equity interest in the ICP Company. The registered capital of the ICP Company is $19.0 million.

•                  Xunlong is a Chinese company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by two of our non-executive PRC employees. The registered capital of Xunlong is $1.2 million.

•                  StarVI is a Chinese company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by three of our non-executive PRC employees. The registered capital of StarVI is $1.2 million.

•                  Wangxing is a Chinese company controlled by us through a series of contractual arrangements and is responsible for providing MVAS in China via third-party operators to users under its Value-Added Telecommunication Services Operating License. It is owned by two of our non-executive PRC employees. The registered capital of Wangxing is $1.2 million.

•                  Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (formerly, Beijing SINA Infinity Advertising Co., Ltd. the “IAD Company”), a Chinese company controlled by us through a series of contractual arrangements, is an advertising agency. It is owned by two of our non-executive PRC employees. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $7.3 million.

•                  Weimeng, a Chinese company controlled by us through a series of contractual arrangements, is responsible for operating www.weibo.com and www.weibo.cn in connection with its ICP license and Value-Added Telecommunication Services Operating License. It is owned by three of our non-executive PRC employees. The registered capital of Weimeng is $1.5 million.

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2012, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $34.2 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements:

Loan Agreements. One of our wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd, or STC, or Weibo Internet Technology (China) Co., Ltd., or WITC, in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of the loans is 10 years and STC, or WITC in the case of Weimeng, has the right to, at its own discretion, shorten or extend the term of the loans if necessary. These loans are eliminated with the capital of the VIEs during consolidation.

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

Loan Repayment Agreements. Each shareholder of the VIEs and STC, or WITC in the case of Weimeng, have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. The loan repayment agreements will be effective until the earlier of (i) the shareholders of the VIEs and STC, or WITC in the case of Weimeng, have fully performed their obligations under the respective agreement, and (ii) the respective shareholders of the VIEs and STC, or WITC in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized STC, or WITC in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC, or WITC in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or WITC in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or WITC in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC, or WITC in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (iii) STC or WITC in the case of Weimeng, unilaterally consents to terminate the respective share pledge agreement.

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

ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. ICP Company is obligated to pay service fees to STC based on the hourly rate of STC’s engineers.

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

StarVI, one of our VIEs, has also entered into a technical services agreement with STC, with terms substantially identical to the technical services agreement entered into between Xunlong and STC for the value-added telecommunication and other related businesses described above.

Weimeng, one of our VIEs, has engaged WITC to provide technical services for its online advertising, MVAS and other related businesses.

These exclusive technical services agreements will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.

Exclusive Sales Agency Agreements. Each of the VIEs has granted STC, or WITC in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sales agency agreements will not expire until the respective VIEs dissolve. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).  We have not yet utilized the Exclusive Sales Agency Agreements nor do we expect to do so in the foreseeable future.

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

Although we have been advised by our PRC counsel, TransAsia Lawyers, that our arrangements with the VIEs are not in conflict with the current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our transfer pricing structure was not done on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of our subsidiaries but could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes and/or could result in the loss of tax benefits available to our subsidiaries in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

D.            Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 39,610 square meters in Beijing, China. We also have sales and marketing operations at satellite offices in certain provinces of China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2017. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various Internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

We signed an agreement in July 2012 with Beijing Zhong Guan Cun Software Park Development Company Limited to purchase a parcel of land for the construction of office building, at a price of approximately $35.3 million. The first two installments of approximately $21.2 million were paid in 2012, and the remaining approximately $14.1 million was paid in January 2013.

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

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content (“UGC”) in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region-specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from our portal customized for mobile (WAP) users. Based on an open-platform architecture to host organically developed and third-party applications, Weibo is a form of social media featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these properties and other product lines and businesses, we offer an array of online media and social networking services to our users to create a rich canvas for businesses and brand advertisers to connect and engage with their targeted audiences. We generate the majority of our revenues from online advertising, MVAS and fee-based services.

The primary focus of our operations is in China, where the majority of our revenues are derived.  We have grown in recent years, except for 2009, when China was impacted by the global financial crisis.  Our online advertising business in China has been robust due to a growing local economy, increase in Internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in 2012, our online advertising business was impacted by the budget limitations of certain large brand advertisers.  Nevertheless, the launch of Weibo advertising solutions in the second quarter as well as the coverage of the London 2012 Olympics in the third quarter helped increased the demand for our online advertising in 2012.  The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

Factors directly affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising business also depends on our ability to react to risks and challenges, including:

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

•                  our ability to increase our advertising space at a sufficient rate.

•                  expansion of our content portfolio, product offerings and network bandwidth in a cost-effective manner;

•                  increased competition and upward pressure on content acquisition costs and limitations on web page space;

•                  increased competition and potential downward pressure on online advertising prices; and

•                  any change in government policy that would curtail or restrict our online advertising services or content offerings.

Our MVAS revenues have been declining in recent years due to continuous changes in operator policies and fierce market competition. We expect this trend to continue in the near future, particularly as mobile users in China upgrade from feature phones to smartphones and the increased adoption of wi-fi connections and 3G/4G networks. Although we believe it is strategically important to stay in the MVAS business, we are shifting our resources away from MVAS to fee-based revenues, such as Weibo VAS, to address the changing demands in China.

Despite our revenue growth in the last two years, our operating margin, excluding the goodwill impairment in 2011, has been declining. We have made significant investments in the development of our social media Weibo and other initiatives, such as expanding our online video offerings, growing online user traffic and attracting new advertisers and partners to better position us for the future.  Such initiatives have increased our spending in product and partnership development, content purchases and infrastructure procurement.

 We expect to continue to increase our investments in Weibo and other products in absolute dollar terms in the near future, which may continue to hamper our gross margin and profitability.

In October 2009, prior to CRIC’s listing on the NASDAQ, we spun off our online real estate advertising business into our majority-owned subsidiary COHT and merged it with CRIC to form an online and offline real estate information and consulting platform in China. As a result of the spin-off, we stopped consolidating the financial results of COHT on October 1, 2009, and began to account for our interest in CRIC, one quarter in arrears, using the equity method of accounting.  On April 20, 2012, upon the completion of CRIC’s merger into E-House, our ordinary shares in CRIC were converted into E-House’s ordinary shares, and we began to record our share of E-House’s results one quarter in arrears also using the equity method of accounting.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to intangible assets and goodwill, equity investments, revenues, customer programs and incentives, allowance for doubtful accounts, advertising expenses, stock-based compensation, income taxes, foreign currency, contingencies and litigation. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the consolidated financial statements.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill and other long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We test goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In September 2011, the Financial Accounting Standards Board (“FASB”) issued revised guidance on “Testing of Goodwill for Impairment,” which provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, the Company adopted the option to apply the qualitative approach to assess its goodwill on the advertising business. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.  See Note 4 to the consolidated financial statements for additional information on goodwill.

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

Equity investments

Equity investments are comprised of investments in publicly traded companies, privately held companies and limited partnerships. For equity investments over which we do not have significant influence, the cost method of accounting is used. For equity investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies that we have virtually no influence are accounted for using the cost method. We account for common-stock-equivalent equity investments and limited partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in CRIC/E-House using the equity method of accounting. Following the acquisition date, we record our share of the results of CRIC one quarter in arrears within earnings from equity investments. CRIC completed the privatization transaction, merged into and became a 100% subsidiary of E-House on April 20, 2012. Ordinary shares of CRIC held by us were converted to ordinary shares of E-House upon the completion of the transaction. Following the share conversion, we have recorded our share of results of E-House one quarter in arrears with earnings from equity investments. See Note 3 for further discussion related to equity investment in CRIC/E-house.

E-House’s stock price closed at $4.10 on the last trading day of 2012, which was below the carrying cost of $183.8 million of our investment. We concluded that no other-than-temporary impairment was necessary for its investment in E-House as of December 31, 2012. This determination required significantly judgment. In making such judgment, we considered, among other factors, the recent development in China’s real estate market, the operating performance of E-House, the excess amount of carrying value of investment in E-House over proportionate share of E-House’s shareholders’ equity, subsequent stock prices, and the volatility of the stock price. If E-House’s operation had been deteriorated or the stock price had decreased more significantly, an other-than-temporary impairment may be required for the investment in E-House.

We assess our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models are still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether an identified impairment is other-than-temporary. If an impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss).

Our investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of comprehensive income (loss). See Note 3 to the consolidated financial statements for further discussion.

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

MVAS

We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. In 2012, approximately 89% of our MVAS revenues were recorded on a gross basis. Consequently, recording MVAS revenues on a net basis would cause a significant decline in our total net revenues, but should not impact our gross profit.

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

Game-related fee-based revenues

The online game related revenues are generated from selling virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in web games. We collect payments from the game players in connection with the sale of virtual currency and remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

We have determined that the game developers are the primary obligors for the web game services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of web developers. Accordingly, we record online game revenues net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sales of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically within a short period of time after the purchase of in-game credits.

Web game revenue recognition involves certain management judgments, such as the determination of who is the principal in providing web game services and estimating the consumption date of in-game credits.  We assess the estimated consumption period periodically, taking into consideration of the estimated user relationship on a game by game basis.  Using different assumptions for calculating the revenue recognition of web games may cause the results to be significantly different.  Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the end-user behavior pattern.

In addition to the above, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $3.9 million, $2.5 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

We recognize the estimated compensation cost of performance-based restricted share units based on the fair value of our ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. We recognize the compensation cost, net of forfeitures, over the performance period. We also adjust the compensation cost based on the profitability of performance goal achievement at the end of each reporting period.

See Note 12 to consolidated financial statements for information regarding stock-based compensation.

Taxation

Income tax

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our consolidated statements of comprehensive income (loss). Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations.

Uncertain tax positions

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

Withholding tax

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

Transition from PRC Business Tax to PRC Value Added Tax

Pursuant to the Pilot Program launched by the PRC government, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing.

Business Tax had been imposed primarily on revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the Pilot Program, the Company’s Business Tax rates, which vary depending upon the nature of the revenues being taxed, generally ranged from 3% to 5%. Under the Pilot Program, the Company’s advertising revenues (starting from January 1 2012 in Shanghai and September 1, 2012 in Beijing, respectively) and game revenues (starting from December 1, 2012) are now subject to a VAT of 6%, compared to 0% prior to the implementation. The Company’s MVAS revenues are not within the scope of the Pilot Program and, thus, are still subject to business tax. VAT payable on goods sold or taxable on labor services for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The implementation of the Pilot Program has not had a significant impact on the Company’s consolidated statements of comprehensive income (loss) for the year ended December 31, 2012.

Foreign currency

Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income (loss), while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Recent accounting pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment”. The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

A.            Operating Results

Net revenues

	Years Ended December 31,
							% of Change
	2012		2011		2010		YOY 2012	YOY 2011
	(In thousands, except percentages)(In thousands, except percentages)
Net revenues
Advertising	$412,928	78%	$368,805	76%	$290,814	72%	12%	27%
Non-advertising:
MVAS	69,008	13%	83,457	18%	86,183	22%	(17)%	(3)%
Others	47,393	9%	30,567	6%	25,620	6%	55%	19%
	116,401	22%	114,024	24%	111,803	28%	2%	2%
	$529,329	100%	$482,829	100%	$402,617	100%	10%	20%

Total net revenues increased 10% and 20% year-over-year in 2012 and 2011, respectively. The year-over-year increase in revenues in 2012 was due to the growth of online advertising revenue and other non-adverting revenues, partially offset by the decrease in MVAS revenue. The year-over-year increase in revenues in 2011 was driven by growth in online advertising revenues and, to a lesser extent, increase in other non-advertising revenues. As a percentage of total net revenues, advertising revenues were 78%, 76% and 72% in 2012, 2011 and 2010, respectively, while MVAS revenues were 13%, 18% and 22%, respectively.

Advertising. Advertising revenues increased 12% and 27% year-over-year in 2012 and 2011, respectively. Substantially all of our advertising revenues are generated from China. Our top ten customers in the aggregate accounted for approximately 17%, 15% and 19% of our advertising revenues in China in 2012, 2011 and 2010, respectively. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in 2012 and 2011, accounting for approximately 85% and 86%, respectively, of our advertising revenues in China. Total large brand advertisers in China was approximately 877 in 2012, compared to approximately 860 and 840 in 2011 and 2010, respectively.

One of the growth drivers of our advertising business is the migration of advertising dollars from offline traditional media to online media. Unlike search and other performance-based advertising models, brand advertising on our portal is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as brand strength, market influence and user profile of the offering website. We maintain a variety of traffic metrics for our Internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these reasons and others, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our advertising revenues based on any particular traffic metric.

During 2012, we began testing advertising on our Weibo platform.  For the most part, advertising revenues on Weibo were derived from display advertising, which was primarily priced based on CPM (cost per mille).  Since Weibo is a social media, traffic volume is driven by the number of active users as well as the occurrence of exciting news events.  Our average daily active users for December 2012 was approximately 46 million, an increase of 83% over the same period in 2011. In 2012, revenues from Weibo related advertising accounted for 12% of our total advertising revenues.

Non-advertising. Non-advertising revenues consist of MVAS, amortized deferred revenues and fee-based revenues.

MVAS

	Years Ended December 31,
							% of Change
	2012		2011		2010		YOY 2012	YOY 2011
	(In thousands, except percentages)(In thousands, except percentages)

2.0G products	$54,849	79%	$57,408	69%	$64,852	75%	(4)%	(11)%
2.5G products	14,159	21%	26,049	31%	21,331	25%	(46)%	22%
	$69,008	100%	$83,457	100%	$86,183	100%	(17)%	(3)%

MVAS revenues decreased 17% and 3% year-over-year in 2012 and 2011, respectively. Our MVAS revenues have been declining in recent years due to changes in operator policies, which have significantly reduced our ability to acquire new MVAS subscribers and increased the churn rate of our existing monthly MVAS subscribers. Key policy changes made by operators recently included the following:

•                  In September, 2012, China Unicom implemented a series of measures that limited the promotion of certain MVAS.  A MVAS provider may be penalized if the number of complaints against the provider related to non-compliance of China Unicom’s standard MVAS subscription procedure exceeds a given threshold.  Our MVAS revenues have been significantly affected by such measures.

•                  In January 2011, China Mobile implemented a series of measures, including limiting the service offerings and partnerships allowed for each SMS service code, preventing the television and radio promotion of certain interactive IVR products and requiring additional notices and customer confirmations in the MVAS ordering process. Our SMS, IVR and MMS revenues have been significantly affected by such measures.

•                  In December 2010, under policy derivatives from the MII, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. Such reminder notice has reduced our ability to acquire new monthly MVAS subscribers in a cost-effective manner.

•                  In November 2009, China Mobile suspended billing to customers for WAP services. China Mobile has not yet indicated whether WAP billing will resume and, if so, when and under what conditions.

Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and the SARFT, may announce additional measures or regulations in the future, which may adversely impact our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulatory changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.

Revenues from 2.0G products decreased 4% and 11% year-over-year in 2012 and 2011, respectively. Revenues from SMS accounted for 38%, 41% and 46% of MVAS revenues in 2012, 2011 and 2010, respectively, and revenues from IVR accounted for 36%, 23% and 25% of MVAS revenues in 2012, 2011 and 2010, respectively. Revenues from SMS declined 23% and 13% year-over-year, while IVR revenues increased 32% year-over-year in 2012 and declined 13% year-over-year in 2011. The declines in SMS revenues were primarily due to China Mobile and China Unicom implementing a series of policy changes. The increase in IVR revenues in 2012 was mainly due to the increased sales promotion of IVR products in 2012.

Revenues from 2.5G products decreased 46% year-over-year in 2012 and increased 22% year-over-year in 2011. Revenues from KJAVA accounted for 13%, 23% and 19% of MVAS revenues in 2012, 2011 and 2010, respectively. KJAVA revenues declined 53% year-over-year in 2012 and grew 18% year-over-year in 2011.  The decrease in 2012 was mainly due to decreased game offering as a result of the policy changes.  The increase in 2011 was mainly due to increased game offerings and sales promotion. MMS revenues declined 63% and 19% in 2012 and 2011, respectively, resulting from operator policy changes and decreased marketing efforts. Revenues from MMS accounted for 2%, 5% and 6% of MVAS revenues in 2012, 2011 and 2010, respectively. Revenues from WAP accounted for 6%, 4% and 1% of MVAS revenues in 2012, 2011 and 2010, respectively.

Other non-advertising revenues

Other non-advertising revenues include amortized deferred revenues and fee-based services, such as paid email services and web games. In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC, which remain valid and effective after the merger of CRIC into E-House in April 2012. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. Amortized deferred revenues were $18.7 million, $18.7 million and $18.7 million for 2012, 2011 and 2010, respectively.

Other non-advertising revenues also include revenues shared between us and game developers and, to a lesser extent, membership fees.  Our online game platforms allow game developers to sell virtual currencies, which are used by game players to purchase virtual items in web games. We collect payments from game players in connection with the sale of virtual currencies and record revenues net of remittances to the game developers. Game related revenues contributed approximately 16.3% of our non-advertising revenues in 2012.

Costs of revenues

	Years Ended December 31,
				% of Change
	2012	2011	2010	YOY 2012	YOY 2011
	(In thousands, except percentages)(In thousands, except percentages)
Costs of revenues:
Advertising	$195,324	$157,458	$116,295	24%	35%
Non-advertising:
MVAS	41,935	53,235	49,612	(21)%	7%
Others	10,673	4,655	2,503	129%	86%
	52,608	57,890	52,115	(9)%	11%
	$247,932	$215,348	$168,410	15%	28%

Costs of revenues increased 15% and 28% year-over-year in 2012 and 2011, respectively.

Advertising. Costs of advertising revenues consist primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, labor-related costs, stock-based compensation and equipment depreciation expense. Costs of advertising revenues also include 5.5% business taxes, surcharges and 3% cultural business construction fees of the advertising revenue in China. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax. With the implementation of the Pilot Program, the Company is currently subject to 6.6% VAT and surcharges and 3% cultural business construction fees.

Costs of advertising revenues increased 24% year-over-year in 2012 due to increases in content fees and direct labor cost of $21.8 million, bandwidth and advertising serving cost of $9.7 million and business taxes of $5.7 million. Content fees increased primarily due to licensing new video content, including 2012 Olympic Games and NBA games. Direct labor cost increased due to an increase in headcount and a general increase in salary. Bandwidth costs increased primarily due to traffic growth, particularly from products such as Weibo and SINA Video. Business taxes and advertising serving costs increased as a function of higher revenues.

Costs of advertising revenues increased 35% year-over-year in 2011 due to increases in content fees and direct labor cost of $23.5 million, bandwidth and advertising serving cost of $12.4 million and business taxes of $4.8 million. Content fees increased primarily due to licensing new video content, including NBA games, as well as price inflation on existing content. Direct labor cost increased due to an increase in headcount and a general increase in salary. Bandwidth costs increased due to the increase in our product offerings. Business taxes and advertising serving costs increased as a function of higher revenues.

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

Costs of MVAS revenues decreased 21% year-over-year in 2012 due to less fees paid to mobile operators, resulting from a decrease in MVAS revenues as well as a change in product mix. Costs of MVAS revenues increased 7% year-over-year in 2011 due to increased fee paid to mobile operators, as a result of a shift in product mix.

Gross margins

	Years Ended December 31,
	2012	2011	2010
Gross margins:
Advertising	53%	57%	60%
Non-advertising:	55%	49%	53%
MVAS	39%	36%	42%
Others	77%	85%	90%
Overall	53%	55%	58%

Overall gross margin decreased 2% and 3% in 2012 and 2011, respectively.

Advertising. Advertising gross margin declined 4% and 3% in 2012 and 2011, respectively. The changes in advertising gross margin in 2012 and 2011 were mainly due to increased content spending as well as production-related labor and infrastructure costs. We expect to increase our investment in absolute dollars terms in web content, Internet connection and production costs to maintain our market position, which may cause our advertising gross margin to further decline.

Non-advertising. Non-advertising gross margin increased in 2012 and decreased in 2011, primarily resulting from the change in MVAS gross margin, which increased 3% in 2012 and decreased 6% in 2011. The year-over-year increase in MVAS gross margin in 2012 was mainly due to a shift in product mix. The year-over-year decreases in MVAS gross margin in 2011 was due to decreases in MVAS revenues, coupled with a more competitive environment as MVAS providers are willing to accept lower revenue shares to acquire marketing channels and MVAS content and operators are increasing their revenue share for new MVAS offerings.

Operating expenses

	Years Ended December 31,
	2012		2011		2010		% of Change
	% of Net Revenues		% of Net Revenues		% of Net Revenues		YOY 2012	YOY 2011
	(In thousands, except percentages)
Sales and marketing	$142,342	27%	$135,867	28%	$77,996	19%	5%	74%
Product development	108,062	21%	65,533	14%	34,048	8%	65%	92%
General and administrative	39,397	7%	30,121	6%	22,585	6%	31%	33%
Goodwill impairment	—	—	68,891	14%	—	—	—	—
Amortization of intangible assets	144	*	731	*	3,335	1%	(80)%	(78)%
Total	$289,945	55%	$301,143	62%	$137,964	34%	(4)%	118%

*                 Less than 1%

Operating expenses decreased by 4% year-over-year in 2012 and increased 118% year-over-year in 2011. The decrease in 2012 was mainly because there was a goodwill impairment charge of $68.9 million in 2011 while no goodwill impairment charge was recognized in 2012.

Sales and marketing. Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing as a percentage of net revenues was 27%, 28% and 19% in 2012, 2011 and 2010, respectively. Sales and marketing expenses increased 5% year-over-year in 2012 primarily due to an increase in employee-related expenses of $17.8 million associated with new hires and salary increases, partially offset by the decrease of branding and marketing expenses of $14.0 million.

Sales and marketing expenses increased 74% year-over-year in 2011 primarily due to an increase in marketing expenditures of $39.8 million in connection with our branding and marketing efforts to promote Weibo.com and the NBA games, an increase in employee-related expenses of $12.2 million associated with new hires and salary increases and an increase related to stock-based compensation of $0.7 million.

We expect sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

Product development. Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for the enhancements to and maintenance of our websites, as well as costs associated with new product development and enhancements for products such as social media, blog and online video. Product development as a percentage of net revenues was 21%, 14% and 8% in 2012, 2011 and 2010, respectively. Product development expenses increased 65% year-over-year in 2012, primarily due to increases in payroll-related expenses of $28.7 million resulting from new hires and salary increases, infrastructure-related expenses of $12.8 million resulting from traffic growth, and stock-based compensation of $0.7 million. The year-over-year increase in product development was mostly related to the development and support of our social media Weibo.

Product development expenses increased 92% year-over-year in 2011, primarily due to increases in payroll-related expenses of $18.7 million resulting from new hires and salary increases, infrastructure-related expenses of $11.3 million resulting from traffic growth and stock-based compensation of $1.3 million. The year-over-year increase in product development was mostly related to the development and support of our social media Weibo.

We expect product development expenses to continue to increase in absolute dollar terms in the near future to support both our Weibo and portal product lines.

General and administrative. General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 7%, 6% and 6% in 2012, 2011 and 2010, respectively. General and administrative expenses increased 31% year-over-year in 2012 mainly due to an increase in payroll-related expenses of $6.6 million resulting from new hires and salary increases, provision for doubtful accounts of $1.9 million and stock-based compensation expenses of $1.7 million.

General and administrative expenses increased 33% year-over-year in 2011 mainly due to increase in payroll-related expenses of $2.7 million resulting from new hires and salary increases, an increase in professional fees of $2.3 million related to transactional and other consulting services, provision for doubtful accounts of $0.8 million and stock-based compensation expenses of $0.8 million.

We expect general and administrative expenses to increase in absolute dollar terms in the near future.

Goodwill impairment. No impairment charge was recognized in 2012. We recognized an impairment charge of $68.9 million on MVAS goodwill in 2011. See Note 4 to the consolidated financial statements for further information.

Amortization of intangible assets. Amortizable intangible assets include purchased technology, database and software. Amortization expenses in 2010 included a charge of $2.4 million related to the previously acquired instant messaging technology. See Note 4 to the consolidated financial statements for further information, including estimates of amortization expenses for future periods.

Interest and other income, net

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Interest income	$17,037	$13,739	$7,394
Other income (expense)	(239)	2,588	1,410
	$16,798	$16,327	$8,804

Compared to 2011, interest income increased as RMB-denominated deposits offered higher interest yields. Interest income may be flat or decline in the near future as bank deposits with higher yields are not as widely available.

Other income consists primarily of net currency transaction gain or loss. We recorded a net currency transaction loss of $30,000 in 2012, a net foreign currency translation gain of $2.3 million and $1.3 million in 2011 and 2010, respectively. Net currency transaction gains were mainly a result of the appreciation of the RMB against the U.S. dollar.

Earnings /(losses) from equity investment in CRIC/E-House

In October 2009, we spun off our online real estate advertising business COHT and merged it with CRIC. Beginning October 1, 2009, we stopped consolidating the financial results of COHT and instead account for our interest in CRIC one quarter in arrears using the equity method of accounting. Subsequent to CRIC’s merger with E-House on April 20, 2012, we continued to account for E-House one quarter in arrears using the equity method of accounting. For 2012, we recorded a loss of $16.7 million from our investment in CRIC/E-House, compared to a gain of $2.6 million for 2011. Earnings/(losses) from equity investment in CRIC/E-House declined year-over-year due to government policy changes on the Chinese real estate sector.

Gains and losses from investments

The following summarizes gains and impairment losses from investments:

	Years Ended December 31,
	2012	2011	2010
	(In thousands, except percentages)
CRIC	$45,318 (1)	$(230,258)	$(128,554)
TUDOU	10,245	—	—
MCOX and others	(18,498)	(51,290)	—
	$37,065	$(281,548)	$(128,554)
% of total net revenues	7%	(58)%	(32)%

(1) Including an immaterial amount of equity investment gain for the period from April 1 to April 20, 2012.

In 2012, based on our other-than-temporary impairment assessment, we recorded an $8.4 million charge to write down our equity investment in MCOX, based on MCOX’s closing stock price of $$0.99 per ADS on June 30, 2012 and $0.61 per ADS on September 30, 2012. MCOX’s share to ADS ratio has changed from 1:7 to 1:35 since January 21, 2013. As a part of our impairment assessment of other investments, we also recorded charges of $8.6 million and $1.5 million relating to the carrying value of our investments under the cost method and equity method, respectively. In 2012, we recognized a gain of $45.3 million resulting from the merger of CRIC into E-House as well as a gain of $10.2 million resulting from sale of Tudou shares in March 2012 and the gain from Tudou’s merger with Youku in August 2012.

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

See Note 3 and 14 to the consolidated financial statements for further information.

Income tax expense

	Year Ended December 31,
	2012	2011	2010
	(In thousands, except percentages)
Current income tax provision	$6,245	$5,930	$9,142
Deferred income tax	(3,515)	(929)	(706)
Total	$2,730	$5,001	$8,436
Income from China operations	$14,995	$65,275	$108,151
Effective tax rate for China operations	18%	8%	8%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2012 was 18%, compared to 8% in 2011 and 8% in 2010. The lower effective tax rate for our PRC operations in 2011 and 2010 was primarily due to additional tax holidays received from a newly established subsidiary in Shanghai. Due to the expiration of tax holidays for the subsidiary in 2011, our effective tax rate increased to 18% in 2012.

Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 31, 2012, five of our subsidiaries were qualified as high and new technology enterprises under the new EIT Law.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT Law, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2012, we did not record any withholding tax on the retained earnings of our FIEs in the PRC as we intend to reinvest all earnings in China since 2008 to further expand our business in China, and our FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

Our VIEs are wholly owned by our employees and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. We believe that there was reasonable business purpose for the merger of COHT with CRIC, which was to realize the business synergy created by the merger to form a real estate information services platform both online and offline with diversified revenue streams, serving both real estate businesses and consumers. The simultaneous initial public offering allowed the combined company to raise additional capital to fund its future growth. Due to limited guidance and implementation history of the circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not this transaction would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information — D. Risk Factors — If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” See also Note 8 to the Consolidated Financial Statements for further discussion on income taxes.

B.            Liquidity and Capital Resources

	As of December 31,
	2012	2011	2010
	(in thousands)
Cash, cash equivalents and short-term investments	$713,598	$673,475	$882,835
Working capital	$658,318	$627,167	$760,635
SINA shareholders’ equity	$1,136,670	$1,055,670	$1,239,308

As of December 31, 2012 and 2011, our accumulated earnings were $301.0 million and $269.3 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2012 and 2011 were $713.6 million and $673.5 million, respectively. The increase in cash, cash equivalents and short-term investments was primarily attributed to the net cash inflow from operating activities.

We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering, the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, the $180.0 million raised from the private equity placement of our ordinary shares in November 2009, and $85.5 million received from the merger of CRIC into E-House in April 2012 as well as cash generated from operations and the exercise of stock options.  We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bore no interest. The Notes were convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we had the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.

During 2012 and 2011, we issued 0.1 million and 3.8 million new ordinary shares to settle conversion requests equivalent to $2.0 million and $96.8 million. In 2012, we redeemed the remaining $200,000 convertible debt by cash, reducing our convertible debt balance to zero as of December 31, 2012.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and their VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. Such dividend payments are subject to various restrictions under the PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

As of December 31, 2012, we had $713.6 million in cash, cash equivalents and short-term investments. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity.  See “Item 3. Key Information — D. Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years Ended December 31,
	2012	2011	2010
	(In thousands)
Net cash provided by operating activities	$32,614	$66,524	$116,595
Net cash used in investing activities	(351,947)	(218,214)	(235,910)
Net cash provided by financing activities	4,296	13,534	11,977
Effect of exchange rate changes on cash and cash equivalents	883	8,517	4,534
Net decrease in cash and cash equivalents	(314,154)	(129,639)	(102,804)
Cash and cash equivalents at beginning of period	513,980	643,619	746,423
Cash and cash equivalents at end of period	$199,826	$513,980	$643,619

Operating activities

Net cash provided by operating activities for 2012 was $32.6 million. This was attributable to our net income of $31.9 million, adjusted by depreciation of $29.5 million, non-cash expenses including stock-based compensation of $19.4 million, allowance for doubtful accounts of $3.9 million, loss from equity investments of $10.7 million, investment impairment on disposal of investment of $18.5 million, partially offset by gain on sale of business of $55.6 million and a net decrease in cash from working capital items of $22.0 million. The net decrease in working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities. Accrued liabilities included content fees, business taxes payable, sales rebate and marketing expenses. The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization.

Net cash provided by operating activities for 2011 was $66.5 million. This was attributable to our net loss of $302.4 million, adjusted by non-cash write-downs of investments of $281.5 million, non-cash goodwill impairment of $68.9 million, depreciation of $21.0 million, non-cash expenses including stock-based compensation of $16.6 million, unrealized foreign exchange gains of $3.0 million, allowance for doubtful accounts of $2.5 million, non-cash income from equity investment of $1.5 million and amortization of intangible assets of $0.7 million, partially offset by a net decrease in cash from working capital items of $16.9 million. The net decrease in working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities. Accrued liabilities included content fees, business taxes payable, sales rebate and marketing expenses. The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization.

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

Investing activities

Net cash used in investing activities for 2012 was $351.9 million. This was a result of the purchase of short-term investments of $1,219.9 million, equipment purchases of $53.2 million, and prepayments in relation to investments of $45.2 million, partially offset by the maturities of short-term investments of $871.4 million, $85.5 million received from the merger of CRIC into E-House, and $9.5 million received from disposal of our equity investment in Tudou in March 2012.

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

Financing activities

Net cash provided by financing activities for 2012 was $4.3 million, which mainly consisted of $4.4 million from share option exercise.

Net cash provided by financing activities for 2011 was $13.5 million. This was a result of share option exercise of $6.2 million, sale of non-controlling interest in subsidiaries of $5.7 million, and the proceed from other financing activities of $1.6 million.

Net cash provided by financing activities for 2010 was $12.0 million. Cash from share option exercise was $12.5 million, while payments of other financing activities were $0.5 million.

C.            Research and Development, Patents and Licenses, etc.

Not applicable.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands)
Operating leases obligation	$18,405	$12,788	$5,275	$342	$—
Purchase commitments	110,073	85,754	23,282	522	515
Total contractual obligations	$128,478	$98,542	$28,557	$864	$515

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013.  Rental expenses for the years ended December 31, 2012, 2011 and 2010 were $17.4 million, $11.7 million and $8.4 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2012 are $12.8 million, $4.6 million and $0.7 million for the years ending December 31, 2013, 2014 and 2015, respectively. The majority of the commitments are from our office lease agreements in China.

Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities. We signed an agreement with Beijing Zhong Guan Cun Software Park Development Company Limited in July 2012 to purchase a parcel of land for the construction of an office building, at a price of approximately $35.3 million.  The first two installments of approximately $21.2 million were paid in 2012, and the remaining approximately $14.1 million was paid in January 2013.  Purchase commitments as of December 31, 2012 included the then unpaid land cost of $14.1 million.

O.           Safe Harbor

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

Item 6.                                 Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of March 31, 2013:

Name	Age	Position
Charles Chao	47	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Hong Du	41	Co-President and Chief Operating Officer
Jack Xu	45	Co-President and Chief Technology Officer
Herman Yu	42	Chief Financial Officer
		(Principal Financial and Accounting Officer)
Tong Chen	46	Chief Editor and Executive Vice President
Yan Wang	40	Independent Director
Pehong Chen	55	Independent Director
Lip-Bu Tan	53	Independent Director
Ter Fung Tsao	67	Independent Director
Yichen Zhang	49	Independent Director
Song-Yi Zhang	57	Independent Director

Charles Chao has served as our Chairman of the Board since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Co-Chairman of E-House, a real estate services company, a director of Focus Media, an out-of-home media and advertising network company, and NetDragon Websoft Inc., a company providing technology for online gaming. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Hong Du has served as our Co-President and Chief Operating Officer since February 2013. Ms. Du had served as our Chief Operating Officer from February 2008 to February 2013. Ms. Du joined the Company in November 1999 and worked in the Business Development department until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo!. Ms. Du rejoined the Company in January 2005 and served as our General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, and Senior Vice President of Sales and Marketing from February 2007 to February 2008. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.

Jack Xu has served as the Company’s Co-President and Chief Technology Officer since February 2013. Prior to joining SINA, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications & Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering & Research at eBay from October 2002 to April 2008 and Chieft Technology Officer at Netease from May 2000 to July 2002. He led the Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California in Berkeley. Mr. Xu holds a B.A. and M.A. in Information Management from Sun Yat-Sen University.

Herman Yu has served as the Company’s Chief Financial Officer since August 2007. Mr. Yu had served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as Chief Auditor and then as Corporate Marketing Controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of Mecox Lane Ltd. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a B.A. in Economics from the University of California.

Tong Chen has served as the Company’s Chief Editor and Executive Vice President since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries, and he formally joined the Company in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China operations from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen serves as the independent director of Beijing Enlight Media Co., Ltd, a company listed on the Shenzhen Stock Exchange, since February 2010.  He is the independent director and the Chairman of compensation committee of TAL Education Group since June 2011 and also a member of its audit committee, nomination and corporate governance committee. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.

Yan Wang has served as a director since May 2003. Mr. Wang served as our Chairman of the Board from May 2006 to August 2012 and served as our Vice Chairman of the Board from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. Mr. Chen is currently a director of Fortinet, Inc., a worldwide provider of network security appliances and the market leader in unified threat management. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an Electronic Design Automation company. Mr. Tan is currently a director of Ambarella, Inc., a HD video processing company, Semiconductor Manufacturing International Corp., a foundry in China, Inphi Corporation, a provider of high-speed analog semiconductor solutions, United Overseas Bank, one of Asia’s leading financial institutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

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

Yichen Zhang has served as a director since May 2002. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

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

B.            Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on the Company’s Board of Directors. In 2012, we paid an aggregate of approximately $1.5 million in cash compensation to our executive officers and non-employee directors as a group.

In 2012, we granted an aggregate of 36,000 restricted share units subject to service-based vesting to non-employee directors. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our non-employee directors are not required to pay any consideration to the Company at the time of grant of a restricted share unit. In 2012, we granted an aggregate of 100,000 restricted share units and 540,000 option shares to our executive officers. See Note 12 to consolidated financial statements for further discussion on stock-based compensation.

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

Upon its adoption on June 29, 2007, the Amended and Restated 2007 Plan replaced the Company’s 1999 Stock Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. For a brief description of the Company’s 1999 Stock Plan and 1999 Directors’ Stock Option Plan, see Note 12 to the consolidated financial statements.

As of March 31, 2013, options and restricted share units for 1,472,356 ordinary shares were outstanding under the Amended and Restated 2007 Plan, and options to purchase 284,241 ordinary shares were outstanding under the Company’s 1999 Stock Plan and 1999 Directors’ Stock Option Plan.

The following table summarizes, as of March 31, 2013, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		$51.48	June 27, 2012	June 27, 2018
Du, Hong	*		$51.48	June 27, 2012	June 27, 2018
Xu, Jack	*		$53.83	January 17, 2013	January 17, 2019
	*	(1)	—	January 17, 2013	—
Yu, Herman	*		$51.48	June 27, 2012	June 27, 2018
Chen, Tong	*		$51.48	June 27, 2012	June 27, 2018
Chen, Pehong	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Tan, Lip-Bu	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Tsao, Ter Fung	*		$33.68	September 26, 2003	September 26, 2013
	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Zhang, Yichen	*		$49.95	December 6, 2007	December 6, 2013
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
	*	(1)	—	December 7, 2009	—
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
Other employees	296,973		From $12.98 to $45.13	From May 21, 2003 to July 20, 2012	From May 21, 2013 to July 20, 2018
	*	(1)	—	From June 17, 2011 to March 12, 2013	—
Total	1,756,597

*	Less than one percent of the outstanding ordinary shares.

(1)	Restricted share units.

The options granted to our executive officers generally have a term of six to seven years, but are subject to earlier termination in connection with termination of continuous service to the Company. Generally, optionees may pay the exercise price via a cashless exercise procedure. Except for the options granted to Mr. Xu, the options granted to executive officers vest over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period. The options granted to Mr. Xu vest over a four-year vesting period with 25% of the shares vesting on the first anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period.  Performance based restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our Board of Directors. The restricted share units subject to service-based vesting that were granted to our non-employee directors generally vest over a three to four-year period on a straight-line basis on each six-month anniversary date. Restricted shares units that do not vest as prescribed will be forfeited.

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

C.            Board Practices

Terms of Directors and Executive Officers

Our Amended and Restated Articles of Association currently authorize a Board of not less than two directors and require one-third of our directors to retire from office by rotation at each annual general meeting, thereby effectively classifying our Board into three classes serving staggered terms. At each annual general meeting, the terms of one class of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Amended and Restated Articles of Association also provide that any newly appointed director by the board shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders.

We currently have seven members of the Board of Directors. All members of the Board, except for the CEO, serve a three-year term. The Board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the Board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2013 annual general meeting are Ter Fung Tsao and Yichen Zhang, the Class II directors whose terms will expire at our 2014 annual general meeting are Pehong Chen and Lip-Bu Tan and the Class III directors whose terms will expire at our 2015 annual general meeting are Yan Wang and Song-Yi Zhang. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”

Our officers are elected by and serve at the discretion of the Board of Directors. Our Employment Agreement with our CEO, Charles Chao, dated July 31, 2012, has a term of three years and may be extended for an additional one-year period after the end of the original term. Our Employment Agreements with each of our other officers, Herman Yu, CFO, and Hong Du, COO, and Tong Chen, Executive Vice President & Chief Editor, all dated November 16, 2010, have a term of three years and may be extended for an additional one-year period after the end of the original term. For the period during which each officer has served in office, please refer to “Item 6.A. Directors and Senior Management.”

Board Committees

Our Audit Committee consists of Lip-Bu Tan, Ter Fung Tsao and Song-Yi Zhang. The Board has determined that all members of the Audit Committee are independent under the standards set forth in Rule 10A-3 under the Securities Act of 1933, as amended, and in Nasdaq Listing Rules 5605, and each of them is able to read and understand fundamental financial statements. In addition, the Board has determined that Lip-Bu Tan qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F. Our Audit Committee is responsible for, among other things:

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

The change in control agreement provides for certain benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with the Company is terminated without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within 24 months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which his or her employment is terminated, the greater of 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which his or her employment is terminated, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, an acceleration of all stock awards that are unvested as of his or her termination date and a tax gross up for any excise tax imposed by Internal Revenue Code Section 4999. If the termination is by reason of death or disability within 24 months following a change in control, such executive officer or his or her estate will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination. The change in control agreement also provides for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.

Except as set forth in Item 6.B. and 6.C., we have no service contracts with any of our directors that provide benefits to them upon termination.

D.            Employees

As of December 31, 2012, we had approximately 6,400 full-time employees, approximately 6,350 of whom were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2012 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.            Share Ownership

The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 66,753,414 ordinary shares outstanding as of March 31, 2013 together with options that are exercisable within 60 days from March 31, 2013 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2013 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
T. Rowe Price Associates, INC.(2)
100 E. Pratt Street, Baltimore, Maryland 21202	6,308,315	9.45
Capital Research Global Investors(3)
333 South Hope Street
Los Angeles, CA 90071	5,207,500	7.80
Platinum Investment Management Limited (4)
Level 8, 7 Macquarie Place
Sydney NSW 2000, Australia	4,833,908	7.24
FMR LLC(5)
82 Devonshire Street
Boston, Massachusetts, 02109	3,759,762	5.63
Directors and Executive Officers
Lip-Bu Tan(6)
c/o Walden International
One California Street, 28th Floor
San Francisco, CA 94111	*	*
Ter Fung Tsao(7)
c/o Standard Foods Corporation,
5th Floor, No. 136 Jen Ai Road, Section 3
Taipei 10657, Taiwan	*	*
Pehong Chen(8)
1600 Seaport Blvd
Suite 120
Redwood City, CA 94063	*	*
Yan Wang(9)	*	*
Yichen Zhang (10)
CITIC 26/F CITIC Tower
1 Tim Mei Avenue, Central Hong Kong	*	*
Song-Yi Zhang (11)
10/F, Fung House,
19-20 Connaught Road, Central Hong Kong	*	*
Charles Chao(12)	1,815,800	2.72
Hong Du (13)	*	*
Jack Xu	*	*
Herman Yu (14)	*	*
Tong Chen (15)	*	*
All directors and executive officers as a group (10 persons)(12)	2,271,985	3.38

*                 Less than one percent of the outstanding ordinary shares.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2013. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2013.

(3)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 13, 2013.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 15, 2013.

(5)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 14, 2013.

(6)         Includes 3,000 shares held by a trust for which Mr. Tan and his wife serve as trustees and 69,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2013.

(7)         Includes 10,000 shares held by Mr. Tsao and 81,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2013.

(8)         Includes 6,882 shares held by a trust controlled by Mr. Chen and 24,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31 2013.

(9)         Includes 60,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2013.

(10)  Includes 24,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2013.

(11)  Includes 88,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013 and 3,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2013.

(12)  Includes 1,722,607 shares owned by New-Wave Investment Company, a British Virgin Islands Company established and controlled by Mr. Chao, and 93,193 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013. Mr. Chao is the sole director and executive officer of New-Wave Investment Company. Mr. Chao may be deemed to have shared voting and investment power over the shares held by New-Wave. Mr. Chao disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(13)  Includes 27,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013.

(14)  Includes 33,610 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013.

(15)  Includes 10,693 shares issuable upon exercise of options exercisable within 60 days from March 31, 2013.

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

As of March 31, 2013, approximately 66.7 million ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by 48 record shareholders in the United States, including approximately 99.9% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.            Related Party Transactions

Except for the transactions disclosed below in this Item 7B and Note 7 to the consolidated financial statements, since the beginning of 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party and in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in Part I hereof. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

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

Commercial Contracts

One of the Company’s subsidiaries is a party to an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, is a director of SINA. Under the agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2012, 2011 and 2010, service fees to Broadvision are approximately $146,000, $126,000 and $112,000, respectively. There was no payable outstanding as of December 31, 2012.

Control Agreements

PRC law currently limits foreign equity ownership of companies that provide certain Internet and MVAS related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. Such contractual arrangements are as follows:

•                  Our subsidiary STC agreed to provide Yan Wang, our former Chief Executive Officer and a director of our Company, an interest-free loan of RMB 300,000 for the purposes of providing capital to Beijing SINA Internet Information Services Co., Ltd. and RMB 300,000 for the purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Wang by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans when the Company dissolved BSIT in 2008.

•                  STC also agreed to provide Tong Chen, our Executive Vice President and Chief Editor, interest-free loans totaling RMB 300,000 for the purposes of providing capital to Guangdong SINA Internet Information Service Co., Ltd. In addition, STC has agreed to provide Tong Chen interest-free loans totaling RMB 4,500,000 for the purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. and an interest-free loan of RMB 200,000 for the purposes of providing capital to Jinzhuo Hengbang Technology (Beijing) Co., Ltd. The entire principal amount of each of these loans is currently outstanding. Each of these loans was extended as replacement for loans previously extended to Mr. Chen by BSIT in the same principal amounts disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans when the Company dissolved BSIT in 2008.

•                  STC agreed to provide Hong Du, our Chief Operating Officer, an interest-free loan of RMB 5,350,000 for the purposes of providing capital to Beijing SINA Internet Information Service Co., Ltd. The entire principal amount of the loan is currently outstanding. The loan was extended as replacement for the loan previously extended to Ms. Du by BSIT in the same principal amount as disclosed above and on the same terms as described below, except where noted, which loans were replaced by the STC loans when the Company dissolved BSIT in 2008.

•                  Weibo Internet Technology (China) Co., Ltd. agreed to provide a senior management member an interest-free loan of RMB6,000,000 for the purposes of providing capital to Weimeng. The entire principal amount of the loan is currently outstanding.

The aforementioned capital investments in the VIEs are funded by SINA and recorded as interest-free loans to the PRC officers and employees. Such interest-free loans are extended solely for subscription of the shares of the VIEs, and the transfer of ownership of the shares in the VIEs, as directed by SINA, is the requisite form of repayment of such interest-free loans. These are not personal loans. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time, and all shareholders of the VIEs are obligated to waive their right of first refusal or any other rights that are restrictive on such requested transfer. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs (and all rights relating thereto) as collateral for non-payment of (i) the interest-free loans and (ii) fees on technical and other services due to us. Except as set forth above, employee shareholders of the VIEs are not otherwise permitted to transfer, pledge or otherwise encumber their ownership of VIEs without STC’s written approval. All voting rights with respect to the shares of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition to the terms described above which were also applicable to the BSIT loans, STC has entered into a letter agreement with the PRC officers and employees that provides for (i) the cancellation of such officers’ and employees’ obligations under the contractual agreements upon the transfer or acquisition of shares held by such officers and employees and (ii) the indemnification of such officers and employees for any liability incurred in the course of discharging such officers’ and employees’ obligations under any of the contractual agreements.

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

Transactions and Agreements with CRIC and E-House

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

On July 23, 2009, we and CRIC entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which CRIC acquired our 66% equity interest in COHT in exchange for CRIC issuing its ordinary shares to us. We and CRIC also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. We and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of CRIC’s acquisition of our equity interests in COHT. Immediately after CRIC’s initial public offering in October 2009, COHT became a wholly owned subsidiary of CRIC, while E-House and we became CRIC’s two largest shareholders, holding 50.04% and 33.35%, respectively, of CRIC’s total outstanding ordinary shares. During 2011 and 2010, we acquired an additional 300,000 shares and 923,000 shares, respectively, of CRIC’s shares through open market. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75.

Investor Rights Agreement

We entered into an investor rights agreement with E-House on August 16, 2012 after CRIC has merged into E-House, pursuant to which E-House has granted us certain registration rights with respect to its ordinary shares held by us, these rights are substantially the same as the rights granted to us by CRIC before it merged into E-House.

Demand registration rights. Following the date that is 180 days after the date of the investor rights agreement, we have the right to demand that E-House effect a registration covering the offer and sale of E-House’s ordinary shares held by us. We are entitled to an aggregate of three such registrations. E-House, however, is not required to prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, E-House will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities E-House proposes to register and any securities with respect to which any other security holder has requested registration.

Piggyback registration rights. If E-House proposes to file a registration statement for an offering of its ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act of 1933, as amended, or to our employees pursuant to any employee benefit plan, then E-House must offer us an opportunity to include in the registration all or any part of our registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by E-House or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (1) if E-House initiated the piggyback registration, E-House will include in such registration the registrable securities E-House propose to register first, and allocate the remaining part of the maximum offering size to all other selling registrable security holders including us on a pro rata basis; (2) if any other holders of E-House registrable securities initiated the piggy-back registration, E-House will include in such piggy-back registration, first, the registrable securities such initiating holders propose to register, second, the registrable securities held by us, and third, any securities E-House proposes to register.

Blackout periods. E-House is entitled to two blackout periods, aggregating to no more than 120 days in any 12-month period, during which E-House can defer the filing or effectiveness of a registration statement, if in the good faith judgment of its board of directors, E-House would be required to disclose in the annual report information not otherwise then required by law to be publicly disclosed, and there is a likelihood that such disclosure, or any other action to be taken in connection with the annual report, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving E-House.

Expenses of registration. E-House will pay all expenses relating to any demand or piggyback registration, except that we shall bear and pay all (1) brokerage commissions, (2) commissions, fees, discounts, transfer taxes, stamp duties or expenses of any underwriter or placement agent applicable to registrable securities offered for our account, (3) fees and expenses of our counsel or other advisers, and (4) other out-of-pocket expenses.

Amended and Restated Advertising Agency Agreement

Under the amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of CRIC’s acquisition of our online real estate business, COHT continues to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell to real estate, home furnishing and construction material advertisers on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than these three channels, COHT is entitled to receive approximately 85% of the revenues generated from these sales. In addition, COHT authorizes SINA as its exclusive agent to sell non real estate advertising on its directly operated website and channels. COHT is also entitled to receive 85% of the revenues generated from these sales. The initial term of the amended and restated advertising agency agreement is ten years. This agreement remains valid and effective after the merger of CRIC into E-House. For the year ended December 31, 2012, CRIC paid us a total amount of $5.1 million for online advertising agency fee. As of December 31, 2012, there were $2.5 million due from CRIC, representing online advertising agency fee payable to us.

Domain Name and Content License Agreement

Under the domain name and content license agreement, which became effective upon CRIC’s acquisition of our online real estate business, SINA grants to COHT an exclusive license to use its three domain names, i.e., house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn, in connection with COHT’s real estate Internet operations in China. In addition, SINA also grants to COHT an exclusive license to use all content whose copyrights are owned by SINA or owned by a third party provider but is sub-licensable by SINA without requiring payment of any additional fees. For other operating content, COHT is required to enter into an agreement with the owner independently and is responsible for the costs associated with procuring the content. The licenses are for an initial term of ten years and free of any additional fees. This agreement remains valid and effective after the merger of CRIC into E-House.

Trademark License Agreement

Under the trademark license agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with COHT’s real estate Internet operations in China through website located at www.leju.com and the channels located at house.sina.com.cn, jiaju.sina.com.cn and construction.sina.com.cn. The licenses are for an initial term of ten years and free of any additional fees. This agreement remains valid and effective after the merger of CRIC into E-House.

Software License and Support Services Agreement

Under the software license and support services agreement, which became effective upon the completion of CRIC’s acquisition of our online real estate business, SINA grants to COHT a non-exclusive license to use (i) SINA’s proprietary software including those used for Internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management, flow statistics and monitoring, (ii) current software products and interfaces necessary to facilitate COHT’s use of the current software products, (iii) the databases and compilations, (iv) its improvement to the licensed software and (v) related documentation and hardware, in connection with COHT’s real estate Internet operations in China. SINA will also provide to COHT infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, SINA will also provide COHT support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years and free of any additional fees; however, there are reasonable, incremental costs for use of the licensed software. This agreement remains valid and effective after the merger of CRIC into E-House.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.

Legal Proceedings

As of December 31, 2012, there were no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, material effects on the Company’s financial position, profitability or cash flows.

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

	Trading Price
	High	Low
Annual Highs and Lows
2008	$58.60	$21.49
2009	47.95	17.89
2010	76.36	32.00
2011	147.12	46.86
2012	80.80	41.14
Quarterly Highs and Lows
First Quarter 2011	109.53	69.12
Second Quarter 2011	147.12	77.33
Third Quarter 2011	125.37	68.00
Fourth Quarter 2011	96.00	46.86
First Quarter 2012	80.80	47.13
Second Quarter 2012	66.18	49.63
Third Quarter 2012	70.00	43.12
Fourth Quarter 2012	65.14	41.14
First Quarter 2013	59.60	46.72
Monthly Highs and Lows
October 2012	65.14	53.98
November 2012	58.58	44.66
December 2012	51.75	41.14
January 2013	58.77	50.61
February 2013	59.60	49.65
March 2013	51.44	46.72
April 2013 (through April 19, 2013)	51.57	45.68

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

D.            Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Government Regulation and Legal Uncertainties — Classified Regulations — Foreign Exchange.” and “Item 3. Key Information — D. Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Certain United States Federal Income Taxation Consideration

The following is a summary of certain of the United States federal income tax considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

In addition, this summary does not discuss any non-United States, state, or local tax considerations.  Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,

•                  a citizen or individual resident of the U.S.;

•                  a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the U.S., any State or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ordinary shares, such U.S. Holder is urged to consult its tax advisor regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you are permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if you have held the ordinary shares for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a resident enterprise under PRC tax law, and gain from the disposition of the ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Considerations

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2012. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.   A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

•                  at least 75% of its gross income is passive income (the “income test”), or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated with reference to the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, provided that you have not made a “mark-to-market” election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the Internal Revenue Service. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our ordinary shares, if such ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Security Market Risk

Our investment policy limits our investments of excess cash to government or quasi-government securities, high-quality corporate securities and bank-guaranteed products. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

We had approximately $694.0 million in cash and bank time deposits (with terms up to twelve months) with large domestic banks in China as of December 31, 2012. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws. For 2012, our interest income was $17.0 million and fluctuations of interest rates for Chinese RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms”. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2012, the foreign currency translation adjustments to our comprehensive income (loss) and net currency transaction loss were a loss of $2.3 million and a loss of $30,000, respectively. Below is a sensitivity analysis on the impact of a change in the value of the Chinese RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2012, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2012 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	$7,568	$(124)
Appreciate 5%	$18,924	$(311)
Depreciate 2%	$(7,566)	$124
Depreciate 5%	$(18,909)	$311

Investment Risk

As of December 31, 2012, our equity investments, including marketable securities, totaled $466.9 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income (loss). We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2011 and 2012, we recognized impairment charges on equity investments in the amount of $281.5 million and $18.5 million, respectively. In 2009, we spun off COHT and merged it with CRIC, resulting in a one-time gain of $376.6 million. Our interest in the equity of CRIC was valued at $572.0 million based on its initial public offering price of $12.00 per ADS as of December 31, 2009. In 2010, we took an impairment charge of $128.6 million on our investment in CRIC, based on a closing price of $9.60 per ADS as of December 2010. In 2011, we took another impairment charge of $230.3 million on our investment in CRIC, which had a book value of $4.92 per ADS as of December 31, 2011. In 2011, we also recorded an impairment charge of $50.9 million on our investment in MCOX, which had a book value of $1.16 per ADS as of December 31, 2011. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75.

On April 20, 2012, CRIC merged into and became a 100% subsidiary of E-House and, as a result, the Company’s interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% equity interest in E-House, and $85.5 million in cash. The Company recognized an amount of $45.3 million one-time gain, which was the difference between the consideration received and the carrying value of the Company’s investment in CRIC at the completion date, after offsetting the cumulative currency translation adjustments previously recorded for CRIC as other comprehensive income.  Earnings/(loss) from CRIC for the period from April 1, 2012 to April 19, 2012 is not material and has been included in the disposal gain of $45.3 million.

We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value. See Note 3 to our Consolidated Financial Statements for further information on our marketable investments and other equity investments.

Our short-term investment as of December 31, 2012 was $513.8 million, which is composed of bank time deposits.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Lip-Bu Tan, an independent director (under the standards set forth in NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2012 and 2011:

	2012	2011
Audit and Audit Related Fees	$1,643,326	$1,742,052
Tax Fees(1)	21,200	24,800
All Other Fees(2)	1,800	1,800

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

Item 16G.                Corporate Governance

As a foreign private issuer whose securities are listed the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We complied with during fiscal year 2012 and currently comply with the NASDAQ Rules.

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

4.9*	Translation of Share Pledge Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

4.10*	Translation of Loan Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

4.11*	Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

4.12

Translation of Form Loan Repayment Agreement by and between our wholly owned subsidiaries and individual shareholders of our VIEs (Filed as Exhibit 4.13 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.13

Translation of Form Share Transfer Agreement by and between our wholly owned subsidiaries and individual shareholders of our VIEs (Filed as Exhibit 4.14 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.14

Translation of Form Exclusive Technical Services Agreement by and between our wholly owned subsidiaries and our VIEs (Filed as Exhibit 4.15 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.15

Translation of Form Exclusive Sales Agency Agreement by and between our wholly owned subsidiaries and our VIEs (Filed as Exhibit 4.16 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.16

Translation of Form Trademark License Agreement by and between our wholly owned subsidiaries and our VIEs (Filed as Exhibit 4.17 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.17

Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Company’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference).

4.18	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.19

Form of share option agreement for non-employee directors under the 2007 Share Incentive Plan (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.20

Form of restricted share unit agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.21

Form of performance restricted share unit agreement under the 2007 Share Incentive Plan (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.22

Form of share option agreement for existing service providers under the 2007 Share Incentive Plan (Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.23

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

4.26

Letter Amendment dated as of September 23, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.42 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.27

Amended and Restated Registration Rights Agreement dated as of November 18, 2009 by and between New-Wave Investment Holding Company Limited and the Company (Filed as Exhibit 4.43 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.28

English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between the Company and China Online Housing Technology Corporation (Filed as Exhibit 4.49 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.29

Domain Name and Content License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (Filed as Exhibit 4.50 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.30

Trademark License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (Filed as Exhibit 4.51 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.31

Software License and Support Services Agreement, dated September 2009, between SINA.com Technology (China) Co., Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (Filed as Exhibit 4.52 to the Company’s Report on Form 20-F filed on May 14, 2010, and incorporated herein by reference).

4.32	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Company’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference).

4.33

Investor Rights Agreement, dated August 16, 2012, between SINA Corporation and E-House (China) Holdings Ltd. (Filed as Exhibit 99.A to Schedule 13D/A filed by Sina Corporation on August 16, 2012, and incorporated herein by reference).

8.1*	List of Subsidiaries.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of TransAsia Lawyers.

15.3*†	Consolidated financial statements of China Real Estate Information Corporation for the fiscal years ended December 31, 2011 and 2010.

15.4*†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm of China Real Estate Information Corporation.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 Filed herewith.

**          Furnished herewith.

†      At the discretion of the PRC government in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Ltd. has been restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Ltd. for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Ltd. effective from January 1, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation

By:	/s/ Charles Chao
Charles Chao
Chairman of the Board and
Chief Executive Officer

Date: April 22, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 22, 2013

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$199,826	$513,980
Short-term investments	513,772	159,495
Accounts receivable, net of allowances for doubtful accounts of $11,054 and $11,492, respectively (include due from related parties of $7,684 and $5,959 as of December 31, 2012 and 2011, respectively)	135,251	112,469
Prepaid expenses and other current assets	36,498	41,966
Total current assets	885,347	827,910
Property and equipment, net	76,640	74,511
Equity investments, net	466,875	463,939
Intangible assets, net	681	815
Goodwill	15,159	15,159
Other assets	38,204	9,113
Total assets	$1,482,906	$1,391,447
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $96,327 and $67,056 as of December 31, 2012 and 2011, respectively. Note 2):
Accounts payable	$7,994	$8,854
Accrued liabilities	168,677	140,476
Income taxes payable	13,466	14,717
Deferred revenues	36,892	34,496
Convertible debt	—	2,200
Total current liabilities	227,029	200,743
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $2,184 and $1,826 as of December 31, 2012 and 2011, respectively. Note 2):
Deferred revenues	107,784	126,529
Other liabilities	2,220	1,826
Total long-term liabilities	110,004	128,355
Total liabilities	337,033	329,098
Commitments and contingencies (Note 16)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 shares authorized; 66,639 and 66,143 shares issued and outstanding as of December 31, 2012 and 2011, respectively	8,863	8,797
Additional paid-in capital	736,249	715,098
Accumulated other comprehensive income	90,542	62,497
Retained earnings	301,016	269,278
Total SINA shareholders’ equity	1,136,670	1,055,670
Non-controlling interests	9,203	6,679
Total shareholders’ equity	1,145,873	1,062,349
Total liabilities and shareholders’ equity	$1,482,906	$1,391,447

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years Ended December 31,
	2012	2011	2010
Net revenues:
Advertising (include revenue received from CRIC of $5,126, $3,474 and $2,526 for 2012, 2011 and 2010, respectively)	$412,928	$368,805	$290,814
Non-advertising (include amortization of deferred revenues from CRIC of $18,745, $18,745 and $18,745 for 2012, 2011 and 2010, respectively)	116,401	114,024	111,803
	529,329	482,829	402,617
Costs of revenues:
Advertising	195,324	157,458	116,295
Non-advertising	52,608	57,890	52,115
	247,932	215,348	168,410
Gross profit	281,397	267,481	234,207
Operating expenses:
Sales and marketing	142,342	135,867	77,996
Product development	108,062	65,533	34,048
General and administrative	39,397	30,121	22,585
Goodwill impairment	—	68,891	—
Amortization of intangible assets	144	731	3,335
Total operating expenses	289,945	301,143	137,964
Income (loss) from operations	(8,548)	(33,662)	96,243
Interest and other income, net	16,798	16,327	8,804
Income (Loss) from equity investments, net	(10,730)	1,466	12,604
Gain on sale of investments	55,563	—	—
Investment impairment	(18,498)	(281,548)	(128,554)
Income (loss) before income tax expense	34,585	(297,417)	(10,903)
Income tax expense	(2,730)	(5,001)	(8,436)
Net income (loss)	31,855	(302,418)	(19,339)
Less: Net income (loss) attributable to the non-controlling interest	117	(326)	(245)
Net income (loss) attributable to SINA	$31,738	$(302,092)	$(19,094)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities, net	30,373	(23,257)	868
Currency translation adjustments	(2,293)	22,227	10,645
Total other comprehensive income (loss)	$28,080	$(1,030)	$11,513
Total comprehensive income (loss)	59,935	(303,448)	(7,826)
Less: Comprehensive income (loss) attributable to non-controlling interests	117	(326)	(245)
Comprehensive income (loss) attributable to SINA	$59,818	$(303,122)	$(7,581)
Basic net income (loss) per share attributable to SINA	$0.48	$(4.64)	$(0.31)
Shares used in computing basic net income (loss) per share attributable to SINA	66,401	65,121	61,216
Diluted net income (loss) per share attributable to SINA	$0.47	$(4.64)	$(0.31)
Shares used in computing diluted net income (loss) per share attributable to SINA	66,849	65,121	61,216

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non-controlling	Total Shareholders’
	Shares	Amount	Capital	Income	Earnings	Interest	Equity
Balances at December 31, 2009	60,919	$8,102	$571,024	$52,137	$590,464	$972	$1,222,699
Issuance of ordinary shares pursuant to stock plans	856	114	11,684	—	—	—	11,798
Stock-based compensation expenses	—	—	13,402	—	—	—	13,402
Sale of subsidiaries’ shares to non-controlling interest	—	—	—	—	—	453	453
Net loss	—	—	—	—	(19,094)	(245)	(19,339)
Unrealized gain on available-for-sale securities	—	—	—	868	—	—	868
Currency translation adjustments	—	—	—	10,607	—	38	10,645
Balances at December 31, 2010	61,775	$8,216	$596,110	$63,612	$571,370	$1,218	$1,240,526
Issuance of ordinary shares pursuant to stock plans	615	82	6,082	—	—	—	6,164
Issuance of ordinary shares pursuant to convertible bond conversion	3,753	499	96,299	—	—	—	96,798
Stock-based compensation expenses	—	—	16,607	—	—	—	16,607
Sale of subsidiaries’ shares to non-controlling interest	—	—	—	—	—	5,702	5,702
Net loss	—	—	—	—	(302,092)	(326)	(302,418)
Unrealized loss on available-for-sale securities, net	—	—	—	(23,257)	—	—	(23,257)
Currency translation adjustments	—	—	—	22,142	—	85	22,227
Balances at December 31, 2011	66,143	$8,797	$715,098	$62,497	$269,278	$6,679	$1,062,349
Issuance of ordinary shares pursuant to stock plans	418	56	4,402	—	—	—	4,458
Issuance of ordinary shares pursuant to convertible bond conversion	78	10	1,990	—	—	—	2,000
Stock-based compensation expenses	—	—	16,252	—	—	3,106	19,358
Sale (purchase) of subsidiaries’ shares from non-controlling interest	—	—	(7,477)	—	—	4,020	(3,457)
Settlement of share-based awards in subsidiary	—	—	5,984	—	—	(4,754)	1,230
Net income	—	—	—	—	31,738	117	31,855
Unrealized gain on available-for-sale securities, net	—	—	—	30,373	—	—	30,373
Currency translation adjustments	—	—	—	(2,328)	—	35	(2,293)
Balances at December 31, 2012	66,639	$8,863	$736,249	$90,542	$301,016	$9,203	$1,145,873

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$31,855	$(302,418)	$(19,339)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	29,548	20,968	13,609
Amortization of intangible assets	144	731	3,335
Stock-based compensation	19,358	16,607	13,402
Provision for allowance for doubtful accounts	3,869	2,530	1,239
Deferred income taxes	(3,515)	(929)	(706)
Loss (earnings) from equity investments, net	10,730	(1,466)	(12,604)
Gain on sale of investments	(55,563)	—	—
Investment impairment	18,498	281,548	128,554
Goodwill impairment	—	68,891	—
Foreign exchange gains	(14)	(2,979)	—
Gain on disposal of property and equipment	(254)	(64)	(47)
Changes in assets and liabilities:
Accounts receivable	(26,222)	(19,819)	(13,390)
Prepaid expenses and other current assets	(6,940)	(7,600)	442
Other assets	3,555	(6,348)	3,211
Accounts payable	32	(109)	(128)
Accrued liabilities	25,223	36,786	11,768
Income taxes payable	(1,290)	(2,990)	2,024
Deferred revenues	(16,400)	(16,815)	(14,775)
Net cash provided by operating activities	32,614	66,524	116,595
Cash flows from investing activities:
Purchases of short-term investments	(1,219,910)	(631,718)	(558,165)
Maturities of short-term investments	871,378	719,867	399,018
Purchases of property and equipment	(53,235)	(54,913)	(20,892)
Investments and prepayments on equity investments	(45,180)	(251,450)	(55,871)
Proceeds from disposal of CRIC	85,472	—	—
Proceeds from disposal of Tudou	9,528	—	—
Net cash used in investing activities	(351,947)	(218,214)	(235,910)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	4,405	6,191	12,497
Proceeds from non-controlling interest in subsidiaries	91	5,702	—
Other financing activities	(200)	1,641	(520)
Net cash provided by financing activities	4,296	13,534	11,977
Effect of exchange rate change on cash and cash equivalents	883	8,517	4,534
Net decrease in cash and cash equivalents	(314,154)	(129,639)	(102,804)
Cash and cash equivalents at the beginning of the year	513,980	643,619	746,423
Cash and cash equivalents at the end of the year	$199,826	$513,980	$643,619
Supplemental disclosures:
Cash paid for income taxes	$(7,707)	$(9,093)	$(7,108)
Conversion of convertible bonds into ordinary shares	$2,000	$96,798	$—
Exchanges of equity investments in Tudou and CRIC for the investments in Tudou Youku and E-house, respectively	$258,094	$—	$—

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

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes the accounting for advertising and MVAS revenues, accounting for income taxes, goodwill and other long-lived assets, allowances for doubtful accounts, equity investments, stock-based compensation, consolidation, determination of the estimated useful lives of assets, and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

The Company’s VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2012, the total amount of interest-free loans to these PRC employees was $34.2 million and the aggregate accumulated losses of all VIEs were approximately $14.4 million, which have been included in the consolidated financial statements.

As of December 31, 2012, the total assets for the consolidated VIEs were $133.1 million, which mainly comprising $92.3 million cash and cash equivalents and short-term investments, and the remaining balance mainly include accounts receivables and property and equipment. As of December 31, 2012, total liabilities for the consolidated VIEs were $98.5 million, which included $77.3 million in accrued liabilities, $10.1 million in income tax payable and $11.1 million in deferred revenues. These balances were reflected in SINA’s consolidated financial statements with intercompany transactions eliminated.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss):

	December 31,
	2012	2011
	(In thousands)
Total assets	$133,077	$139,751
Total liabilities	$98,511	$68,882

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Net revenues	$314,504	$244,274	$231,833
Net loss	$(6,322)	$(1,556)	$(199)

	Year Ended December 31,
	2012	2011	2010
Net increase in cash and cash equivalents	2,285	13,960	19,099

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $48.9 million as of December 31, 2012. Since our VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of our VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs:

•      Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements. The ICP Company is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 0.2% owned by Yan Wang, one of our directors, 22.8% owned by the Company’s executive officer Tong Chen, 27.1% owned by the Company’s executive officer Hong Du, and 49.9% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $19.0 million.

•      Guangzhou Media Message Technologies, Inc. (“Xunlong”), a Chinese company controlled through business agreements. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•      Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•      Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a Chinese company controlled through business agreements. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•      Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (formerly,Beijing SINA Infinity Advertising Co., Ltd. the “IAD Company”), a Chinese company controlled through business agreements. The IAD Company is an advertising agency. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $7.3 million.

•      Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Weimeng is $1.5 million.

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

The following is a summary of the VIE agreements:

Loan Agreements.  One of our wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd, or STC, or Weibo Internet Technology (China) Co., Ltd. (“WITC”) in case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of the loans is 10 years and STC (5 years for the loans relating to the ICP Company), or WITC in the case of Weimeng, has the right to, at its own discretion, shorten or extend the term of the loans if necessary. These loans are eliminated with the capital of the VIEs during consolidation.

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

The Company believes that the contractual arrangements among its VIEs, subsidiaries and certain employees of the Company are in compliance with current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the power of attorney provided by the shareholders of the VIEs is legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or VIEs. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs or that a loss will occur as a result of the aforementioned risks and uncertainties is remote. See Note 2 for further discussion of financial information of the Company’s VIEs.

Non-controlling interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements has distinguished the interest of SINA from the interest of non-controlling interest holders.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                                          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                                          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                                          Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and deferred revenues approximates fair value.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. At December 31, 2012 and 2011, cash equivalents were comprised of investments in time deposits and money market funds stated at cost plus accrued interest.

Allowances for doubtful accounts

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors, such as credit-worthiness of customers and age of receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators incur more bad debt than their original estimates, more bad debt allowance may be required.

Long-lived assets

Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $29.5 million, $21.0 million and $13.6 million for 2012, 2011 and 2010, respectively.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In September 2011, the  Financial Accounting Standards Board (“FASB”) issued revised guidance on “Testing of Goodwill for Impairment,” which provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, the Company adopted the option to apply the qualitative approach to assess its goodwill on the advertising business. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Equity investments

Equity investments are comprised of investments in publicly traded companies, privately-held companies and limited partnerships. For equity investments over which the Company does not have significant influence, the cost method accounting is used. For equity investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies the Company has virtually no influence are accounted for using the cost method. The Company accounts for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company accounts for its investment in E-House (China) Holdings Limited (“E-House”)/China Real Estate Information Corporation (“CRIC”) using the equity method of accounting. Following the acquisition date, the Company has recorded its share of the results of CRIC one quarter in arrears within earnings from equity investments. CRIC completed a privatization transaction, merged into and became a 100% subsidiary of E-House on April 20, 2012. Ordinary shares of CRIC held by SINA were converted to ordinary shares of E-House upon the completion of the transaction. Following the share conversion, the Company has recorded its share of results of E-House one quarter in arrears within earnings from equity investments. See Note 3 for further discussion related to equity investment in CRIC/E-house.

The Company assesses its equity investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the Consolidated Statements of Comprehensive Income (loss).

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under Equity Investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to income. The fair value of the investment would then become the new cost basis of the investment and are not be adjusted for subsequent recoveries in fair value.

Convertible debt

The Company estimates the fair value of its convertible notes as of the date of issuance and as if the instrument was issued without the conversion feature. The difference between the fair value and the principal amount of the instrument was recorded as debt discount and as a component of equity. The debt discount was subsequently amortized as interest cost over its expected life of four years from its issuance date to its earliest conversion date. Convertible notes are classified as a current liability if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period.

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

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2012, 2011 and 2010, the Company recorded MVAS revenues in the amount of $69.0 million, $83.5 million and $86.2 million, respectively. The impact of reporting in one-month lag for MVAS revenues was immaterial.

Fee-based services. Fee-based services allow the Company’s users to subscribe to services on its websites including, membership fees and revenue share from game application developers, e-reading and paid personal/corporate email services. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The online game related revenues are generated from selling virtual currency, which will later be converted by the game players into in-game credits (game tokens) that can be used to purchase virtual items in web games. The Company collects payments from the game players in connection with the sale of virtual currency and remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

The Company has determined that the game developers are the primary obligors for the web game services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Company views the game developers to be its customers, and the Company’s primary responsibility is to promote the games of web developers. Accordingly, the Company records online game revenues net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically within a short period of time after the purchase of in-game credits.

Web game revenue recognition involves certain management judgments, such as the determination of who is the principal in providing web game services and estimating the consumption date of in-game credits.  The Company assesses the estimated consumption period periodically, taking into consideration of the estimated user relationship on a game by game basis.  Using different assumptions for calculating the revenue recognition of web games may cause the results to be significantly different.  Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the end-user behavior pattern.

Deferred revenues.Deferred revenues are mostly derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) SINA entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 as part of the Company’s consideration for the interest in CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over the contract period of ten years. See Note 3 for further discussion related to equity investment in CRIC/E-house. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

Costs of revenues

Advertising.Costs of advertising revenues consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, and equipment depreciation associated with the website production.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include 5.5% business taxes, surcharges and 3% cultural business construction fees of the advertising revenue in China. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax(“VAT”) to Replace Business Tax. With the implementation of the Pilot Program, the Company currently subject to 6.6% VAT and surcharges and 3% cultural business construction fees. See Taxation section below for our further discussion on the transition from PRC Business Tax to PRC Value Added Tax (“VAT”). The total amount of such taxes for 2012, 2011 and 2010 were $39.5 million, $32.5 million and $27.2 million, respectively.

Non-advertising.Costs of non-advertising revenues consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenues also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising revenues in China. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2012, 2011 and 2010 were $72.4 million, $87.2 million, and $45.0 million, respectively.

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

Operating leases

The Company leases office space under operating lease agreements with initial lease term up to four years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

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

The Company recognizes the estimated compensation cost of performance-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. See Note 12 for further discussion on stock-based compensation.

Taxation

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

Uncertain tax positions

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

Transition from PRC Business Tax to PRC Value Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”). Pursuant to the Pilot Program, a VAT was initially imposed in Shanghai starting from January 1, 2012, to replace the business tax in the transport and shipping industry and some of the modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing.

Business Tax had been imposed primarily on revenues from the provision of taxable services, assignments of intangible assets and transfers of real estate. Prior to the implementation of the pilot program, the Company’s Business Tax rates, which vary depending upon the nature of the revenues being taxed, generally ranged from 3% to 5%. Under the Pilot Program, the Company’s advertising revenues (starting from January 1 2012 in Shanghai and September 1, 2012 in Beijing respectively) and game revenues (starting from December 1, 2012) are now subject to a VAT of 6%, compared to 0% prior to the implementation. The Company’s MVAS revenues are not within the scope of the Pilot Program and, thus, are still subject to business tax. VAT payable on goods sold or taxable on labor services for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The implementation of the Pilot Program has not had a significant impact on the Company’s consolidated statements of comprehensive income (loss) for the year ended December 31, 2012.

Foreign currency

The Company’s reporting currency and functional currency are the U.S. dollar. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are remeasured into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income.

Foreign currency translation adjustments to the Company’s comprehensive (loss)/income for 2012, 2011 and 2010 were $(2.3) million, $22.2 million and $10.6 million, respectively. The Company recorded a net foreign currency transaction loss of $30,000 in 2012, a net foreign currency transaction gain of $2.3 million in 2011, and a net foreign currency transaction gain of $1.3 million in 2010. Gains in 2011 and 2010 resulted from the Chinese RMB appreciating against the U.S. dollar. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and restricted share units, and conversion of zero-coupon, convertible, subordinated notes, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), foreign currency translation adjustments, share of change in other comprehensive income of equity investments one quarter in arrears, which are foreign currency translation adjustments, and unrealized gains (losses) on marketable securities classified as available-for-sale.

Recent accounting pronouncements

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows as it is disclosure in nature.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows, as it is disclosure-only in nature.

3. Equity Investments

Equity investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s equity investments.

(In thousands)	Cost Method	Equity Method			Available for Sale Securities	Total
		(CRIC)	(E-House)	(Others)
Balance at December 31, 2010	$31,368	$466,460	$—	$7,917	$2,368	$508,113
Investments made	96,829	2,068	—	18,702	135,657	253,256
Income (loss) from investment	—	2,641	—	(1,175)	—	1,466
Investment impairment	(386)	(230,258)	—	—	(50,904)	(281,548)
Unrealized loss	—	—	—	—	(23,257)	(23,257)
Others	1,426	3,477		1,006	—	5,909
Balance at December 31, 2011	129,237	244,388	—	26,450	63,864	463,939
Investments made	34,623	—	190,669	10,300	68,661	304,253
Income (loss) from investment	—	(9,077)	(7,657)	6,004	—	(10,730)
Investment impairment	(8,580)	—	—	(1,546)	(8,372)	(18,498)
Unrealized gain	—	—	—		30,373	30,373
Disposal of investment	(1,584)	(236,212)		(260)	(66,407)	(304,463)
Others	190	901	742	168	—	2,001
Balance at December 31, 2012	$153,886	$—	$183,754	$41,116	$88,119	$466,875

Cost Method

As of December 31, 2012, investments accounted for under the cost method were $153.9 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In October 2011, the Company invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. Investments in limited partnerships such as the Yunfeng Funds, whose operating and financial policies the Company had virtually no influence over were also accounted for using the cost method.

Equity Method

As of December 31, 2012, investments accounted for under the equity method totaled $224.9 million, which included a $183.8 million investment in E-House. Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had virtually significant influence over were also accounted for using the equity method.

The Company has filed CRIC’s financial statements in our annual report on Form 20-F for the year ended December 31, 2011, as the 20% significant subsidiary test was met for the year in accordance with Rule 3-09 of Regulation S-X. On April 20, 2012, CRIC merged into and become a whole-owned subsidiary of E-House. Neither E-House nor CRIC accounts for significant subsidiary for the year ended December 31, 2012. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X. The condensed financial information included the result of CRIC before the transaction and the result of E-House after the transaction.

Year Ended December 31,
2012
(In thousands)
Operating data:
Revenue	$528,198
Gross profit	$276,876
Loss from operations	$(18,599)
Net loss	$(30,205)
Net loss attributable to our equity investments companies	$(23,740)

December 31,
2012
(In thousands)
Balance sheet data:
Current assets	$789,381
Long-term assets	$434,744
Current liabilities	$249,963
Long-term liabilities	$54,357
Non-controlling interests	$6,189

Investment in E-House was accounted for using the equity method with the cost allocated as follows:

	April 20	December 31
	2012	2012
	(In thousands)	(In thousands)
Carrying value of investment in E-House	190,669	$183,754
Proportionate share of E-house’s net tangible and intangible assets *(1)	175,777	169,729
Excess of carrying value of investment proportionate share of E-house’s net tangible and intangible assets	14,892	$14,025

The excess of carrying value has been primarily assigned to:
Goodwill	2,075	$1,992
Amortizable intangible assets *(1)	17,207	16,086
Deferred tax liabilities	(4,390)	(4,053)
	14,892	$14,025

Cumulative losses in equity interest	$—	$(7,657)

*(1)                            The weighted average life of the intangible assets recorded in E-House’s financial statements was 8 years and the intangible assets not included in E-House’s financial statements, excluding the asset with indefinite life, was 6 years.

Investment in CRIC was accounted for using the equity method with the cost allocated as follows:

December 31
2011
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

              In October 2009, the Transaction was consummated following the listing of CRIC on the NASDAQ Global Select Market. The Company’s interest in CRIC was valued at $572.0 million based on CRIC’s IPO price of $12.00 per American depositary share. On CRIC’s IPO date, the fair value of 66% equity interest in COHT was $384.6 million which was determined by management with the assistance of a valuation consultant. Netting the value of the corresponding shares against the net assets of COHT (amounted to $8.0 million including cash and cash equivalents of $7.6 million and other total assets of $11.9 million, net of total liabilities of $11.5 million), the Company recorded a one-time gain of $376.6 million resulting from the Transaction. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over the contract term of ten years. Please refer to Note 7 for further details.

Beginning October 1, 2009, the Company no longer consolidated the financial results of COHT and instead accounted for its interest in CRIC using the equity method of accounting, which is reported one quarter in arrears. In accordance with this lag reporting for its investment in CRIC, the Company did not record any equity income from CRIC for 2009. During 2011 and 2010, the Company acquired an additional $2.1 million and $8.9 million interest in CRIC in the open market, bringing its total ownership to approximately 34% as of December 31, 2011.

In the fourth quarter of 2010, based on an assessment of other-than-temporary impairment, the Company recorded a $128.6 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing stock price of $9.60 as of December 31, 2010. In the third quarter of 2011, based on an assessment of other-than-temporary impairment considering the degree and severity of the continued decline in CRIC’s share price, decline in profit and business outlook for CRIC and the real estate industry in China, in general, the Company recorded an additional $230.3 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing share price of $4.92 as of September 30, 2011.

On October 28, 2011, CRIC announced that its board of directors had received a non-binding proposal from E-House to acquire through a merger all of the outstanding shares of CRIC that are not owned by E-House. CRIC would be privatized and wholly-owned by E-House subsequent to the merger. Pursuant to the definitive merger agreement entered between CRIC and E-House on December 28, 2011, upon the terms and subject to the conditions thereof, at the effective time of the merger, each of the CRIC’s ordinary shares (“CRIC shares”) issued and outstanding immediately prior to the effective time of the merger (including CRIC shares represented by American depositary shares (“CRIC ADSs”), each of which represents one CRIC share) would be cancelled in exchange for the right to receive cash consideration of $1.75, without interest, plus, in the case of each CRIC share (not including CRIC shares represented by CRIC ADSs), 0.6 E-House ordinary shares (“E-House shares”), or, in the case of each CRIC share represented by a CRIC ADS, 0.6 E-House American depositary shares (“E-House ADSs”), each of which represents one E-House share. The merger was subject to customary closing conditions and approval by the shareholders of CRIC.

On April 19, 2012, CRIC announced that it had obtained shareholders’ approval and would merge into and become a 100% subsidiary of E-House as of April 20, 2012. Consequently, the Company’s interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest in E-House and $85.5 million in cash. As a result of the merger, the Company recognized a one-time gain of $45.3 million, which was the difference between the considerations received and the carrying value of the investment in CRIC at the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for CRIC as other comprehensive income. Earnings/(loss) from CRIC for the period from April 1, 2012 to April 19, 2012 is not material and has been included in the disposal gain of $45.3 million.

The Company performs an impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In 2012, the Company recorded $8.6 million and $1.5 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively. As of December 31, 2012, the Company concluded that there was no other-than-temporary impairment on its cost method and equity method investments.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Tudou	66,407	—	(38,215)	28,192
MCOX	15,081	—	(2,323)	12,758
Others	$5,633	$17,281	$—	$22,914
December 31, 2011	$87,121	$17,281	$(40,538)	$63,864

Youku Tudou	67,425	—	—	67,425
MCOX	6,709	—	(660)	6,049
Others	$6,001	$8,644	$—	$14,645
December 31, 2012	$80,135	$8,644	$(660)	$88,119

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $88.1 million as of December 31, 2012. As of December 31, 2012, the Company’s investments in marketable securities included $67.4 million inYouku Tudou Inc. (“Youku Tudou”) shares and $6.0 million in Mecox Lane Limited (“MCOX”) shares.  The Company incurred a total impairment charge of $8.4 million on its investment in MCOX in 2012 and has reduced its cost basis by that amount. Net unrealized gains as of December 31, 2012 were $8.0 million.

On March 12, 2012, Youku Inc (“Youku”) announced that it had signed a definitive agreement to merge with Tudou Holdings Limited (“Tudou”) in a 100% stock-for-stock transaction. The merger was completed on August 24, 2012, and, based on the conversion ratio of each Tudou ADS for 1.595 Youku ADS, the Company’s investment in Tudou was converted into 3.7 million ADSs of Youku Tudou with a fair market value of $67.4 million as of closing. As a result of the merger, the Company recognized a one-time investment gain of $7.2 million. In March 2012, the Company disposed 250,000 shares of Tudou and recognized a one-time gain of $3.0 million.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. For the period ending June 30, 2012 and September 30, 2012, the Company recognized an impairment charge of $4.2 million on its investment in MCOX for each of the two periods, considering the business outlook of MCOX and the overall e-commerce in China, in general, the financial condition and outlook of MCOX, as well as the severity and duration of the drop in share prices compared to the carrying value. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, our assessment that these investments are not other-than-temporarily impaired, as well as our ability and current intent to hold these securities until the prices recover.

4. Goodwill and Intangible Assets

The Company’s goodwill as of December 31, 2012 and 2011 was $15.2 million, which was related to the acquisitions of Davidhill Capital Inc., a British Virgin Islands limited liability corporation, and its UC instant messaging product in 2004 and a privately held web-application development firm in 2008. As of December 31, 2012, the Company performed a qualitative assessment of its advertising business, based on its qualitative assessment by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, and concluded no other-than-temperately impairment on its goodwill existed.

The following table summarized the Company’s intangible assets:

	December 31, 2012			December 31, 2011
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
		(In thousands)			(In thousands)
Technology*	$11,012	$(11,012)	$—	$11,012	$(10,923)	$89
Software*	1,844	(1,844)	—	1,844	(1,844)	—
Other	775	(94)	681	775	(49)	726
Total	$13,631	$(12,950)	$681	$13,631	$(12,816)	$815

*                 Intangible assets are amortized over the estimated useful lives in the range of two to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2012, 2011 and 2010 was $0.1 million, $0.7 million and $3.3 million, respectively. As of December 31, 2012, estimated amortization expenses for future periods were expected to be as follows:

Year Ended December 31,	(In thousands)
2013	$45
2014	45
2015	45
2016	45
Thereafter	179
Total expected amortization expense	$359

5. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	December 31,
	2012	2011
	(In thousands)
Cash and cash equivalents:
Cash	$144,200	$178,922
Cash equivalents:
Bank time deposits	45,621	126,127
Money market funds	10,005	208,931
	55,626	335,058
	199,826	513,980
Short-term investments:
Bank time deposits	513,772	159,495
Total cash, cash equivalents and short-term investments	$713,598	$673,475

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2012, 2011 and 2010 was $17.0 million, $13.7 million and $7.4 million, respectively. The maturity of these time deposits was within one year.

6. Balance Sheet Components

	December 31,
	2012	2011
	(In thousands)
Accounts receivable, net:
Accounts receivable	$146,305	$123,961
Allowance for doubtful accounts:
Balance at beginning of year	(11,492)	(9,262)
Additional provision charged to expenses	(3,869)	(2,530)
Write-off	4,307	300
Balance at end of year	(11,054)	(11,492)
	$135,251	$112,469
Prepaid expenses and other current assets:
Content fees	$7,511	$9,325
Rental and other deposits	7,261	8,124
Prepayments for investments	6,444	15,053
Current deferred tax assets	4,161	2,057
Others	11,121	7,407
	$36,498	$41,966
Property and equipment, net:
Computers and equipment	$174,132	$154,674
Leasehold improvements	11,613	8,436
Furniture and fixtures	9,014	7,270
Other	1,350	760
	196,109	171,140
Less: Accumulated depreciation	(119,469)	(96,629)
	$76,640	$74,511
Other assets:
Investment deposits	$14,464	$4,262
Prepayment for land use right	21,188	—
Non-current deferred tax assets	1,660	—
Others	892	4,851
	$38,204	$9,113
Accrued liabilities:
Sales rebates	$40,031	$30,508
Content fees	24,270	26,672
Accrued compensation and benefits	17,998	13,443
Marketing expenses	15,918	19,250
Employee payroll withholding taxes	5,494	3,342
Advertisement production costs	8,577	7,625
Business taxes and VAT payable	9,514	10,367
Sales commissions	6,479	5,030
Professional fees	3,442	3,345
Internet connection costs	8,948	6,728
Revenue share	5,176	843
Outside services	4,061	2,243
Others	18,769	11,080
	$168,677	$140,476

7. Related Party Transactions

Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2012, 2011 and 2010, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $5.1 million, $3.5 million, and $2.5 million respectively. As of December 31, 2012 and 2011, receivables due from COHT were $2.5 million and $1.9 million, respectively. In addition, the Company entered into certain license agreements at the time of the transaction with CRIC. The fair value of these license agreements were measured at $187.4 million and was recognized as deferred revenues and amortized on a straight line basis over the contract period of ten years. The amortized deferred revenues for 2012 and 2011 were $18.7 million and $18.7 million, respectively.

Revenues from related parties, excluding those from CRIC stated above, represented approximately 2% of net advertising revenues for 2012. Transactions with related parties included in costs of revenue represented approximately 4% for 2012 and in sales and marketing expenses represented less than 1%. The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

One of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA. Under this agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2012, 2011 and 2010, services fee to Broadvision are approximately $146,000, $126,000 and $112,000, respectively. There was no payable outstanding as of December 31, 2012.

8. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2012.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2012	2011	2010
	(In thousands, except percentage)
Income (loss) before income tax expenses	$34,585	$(297,417)	$(10,903)
Income (loss) from non-China operations	$19,590	$(362,692)	$(119,054)
Income from China operations	$14,995	$65,275	$108,151
Income tax expenses applicable to China operations	$2,730	$5,001	$8,436
Effective tax rate for China operations	18%	8%	8%

The Company generated substantially all of its operating income from its PRC operations for the years ended December 31, 2012, 2011 and 2010, and has recorded income tax provisions for these years. In 2012, the Company’s Cayman Islands operations recorded impairment charges totaling $8.4 million related to its investments in MCOX, a gain of $45.3 million related to its disposal of investment CRIC and a gain of $10.2 million from its disposal of investment in Tudou. In 2011, the Company’s Cayman Islands operations recorded impairment charges totaling $281.2 million related to its investments in CRIC and MCOX and an impairment charge of $68.9 million related to its MVAS goodwill. In 2010, the Cayman Islands operations recorded an impairment charge of $128.6 million related to its investment in CRIC. See also Note 3 and 4 to the Consolidated Financial Statements for further discussion.

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

Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and foreign-invested enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Three of the Company’s subsidiaries in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd. and Beijing New Media Information Technology Co., Ltd., were qualified as high and new technology enterprises under the new EIT Law. In addition, SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2012, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

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

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Current tax provision	$6,245	$5,930	$9,142
Deferred tax (benefits) provision	(3,515)	(929)	(706)
Income tax expenses	$2,730	$5,001	$8,436

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2012	2011	2010
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(12)%	(18)%	(18)%
Permanent differences	4%	1%	1%
Change in valuation allowance	1%	—	—
Effective tax rate for China operations	18%	8%	8%

The provisions for income taxes for the years ended December 31, 2012, 2011 and 2010 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The lower effective tax rate of the Company’s PRC operations for 2011 and 2010 was primarily due to additional tax holidays received from a newly qualified subsidiary. The effective tax rate of the Company’s PRC operations for 2012 increased to 18% due to the expiration of tax holidays and the increase in non-deductible expenses.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2012	2011	2010
	(In thousands, except per share amount)
Tax holiday effect	$1,713	$10,306	$20,303
Basic net income (loss) per share effect	$0.03	$0.16	$0.33
Diluted net income (loss) per share effect	$0.03	$0.16	$0.33

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	December 31,
	2012	2011	2010
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$3,187	$7,076	$—
Allowances for doubtful accounts, accruals and other liabilities	12,977	6,513	5,596
Depreciation	467	351	202
Total deferred tax assets	16,631	13,940	5,798
Less: valuation allowance	(10,810)	(11,883)	(4,787)
Net deferred tax assets	$5,821	$2,057	$1,011
Including - Current deferred tax assets	4,161	2,057	1,011
- Non-current deferred tax assets	1,660	—	—

Deferred tax liabilities:
Depreciation	(389)	(65)	(223)
Others	(199)	(275)	—
Total deferred tax liabilities	$(588)	$(340)	$(223)
Including - Current deferred tax liabilities	(199)	(340)	(223)
- Non-current deferred tax liabilities	(389)	—	—

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 25% or applicable preferential rates. As of December 31, 2012, the Company had no unrecognized tax benefits and net operating loss carryforwards totaling $3.2 million, of which $1.6 million were provided with valuation allowance and the remaining $1.6 million is due to expire in December 31, 2017.

U.S.

As of December 31, 2012, the Company’s subsidiary in the U.S. had approximately $85.0 million of federal and $30.2 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2032, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2013 through December 31, 2032. Included in the net operating loss carryforwards were $39.1 million and $25.3 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2012 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2012	2011	2010
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$30,884	$30,435	$30,327
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	488	468	503
Total deferred tax assets	31,372	30,903	30,830
Less: valuation allowance	(31,372)	(30,903)	(30,830)
Deferred tax assets	$—	$—	$—

Hong Kong

As of December 31, 2012, the Company’s Hong Kong subsidiary had approximately $18.0 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2012, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	December 31,
	2012	2011	2010
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,978	$2,708	$2,584
Less: valuation allowance	(2,978)	(2,708)	(2,584)
Deferred tax assets	$—	$—	$—

Aggregate deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	December 31,
	2012	2011	2010
	(In thousands)
Deferred tax assets included in prepaid expenses and other current assets and other assets:
Net operating loss carryforwards	$37,049	$40,219	$32,911
Allowances for doubtful accounts, accruals and other liabilities	13,465	6,981	5,753
Depreciation	467	351	202
Other tax credits	—	—	346
Total deferred tax assets	50,981	47,551	39,212
Less: valuation allowance	(45,160)	(45,494)	(38,201)
Net deferred tax assets	$5,821	$2,057	$1,011

Deferred tax liabilities included in accrued liabilities:
Depreciation	(389)	(65)	(223)
Others	(199)	(275)	—
Total deferred tax liabilities	$(588)	$(340)	$(223)

9. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method. For the years ended December 31, 2012, 2011 and 2010, options to purchase ordinary shares, restricted share units and convertible bond that were anti-dilutive and excluded from the calculation of diluted net income (loss) per share were approximately 577,000, 1,703,000 and 4,814,000, respectively.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$31,738	$(302,092)	$(19,094)
Denominator:
Weighted average ordinary shares outstanding	66,401	65,121	61,216
Basic net income (loss) per share attributable to SINA	$0.48	$(4.64)	$(0.31)
Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to SINA	$31,738	$(302,092)	$(19,094)
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity investments	(555)	—	—
Net income (loss) attributable for calculating diluted net income (loss) per share	31,183	(302,092)	(19,094)
Denominator:
Weighted average ordinary shares outstanding	66,401	65,121	61,216
Weighted average ordinary shares equivalents:
Stock options	294	—	—
Unvested restricted shares	104	—	—
Convertible debt	50	—	—
Shares used in computing diluted net income (loss) per share attributable to SINA	66,849	65,121	61,216
Diluted net income (loss) per share attributable to SINA	$0.47	$(4.64)	$(0.31)

10. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2012, 2011 and 2010, the Company contributed a total of $31.2 million, $19.8 million and $12.2 million, respectively.

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

11. Profit Appropriation

The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits calculated in accordance with the PRC GAAP. Effective January 1, 2006 under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the Company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2012 and 2011, the Company was subject to a maximum appropriation of $24.5 million and $18.1 million, respectively, to these non-distributable reserve funds.

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

Amended and Restated 2007 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. Under the plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Upon adoption, the 2007 Plan replaced the existing 1999 Stock Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. As of December 31, 2012, there were 913,000 options and 428,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

1999 Stock Plan

In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. As of December 31, 2012, there were a total of 129,000 options outstanding under the 1999 Plan.

1999 Directors’ Stock Option Plan

In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2012, 167,000 options were outstanding under the Directors’ Plan.

Stock-based Compensation

The following table sets stock-based compensation included in each of the accounts:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Costs of revenues	$3,154	$3,346	$2,989
Sales and marketing	3,729	3,155	2,369
Product development	3,776	3,082	1,812
General and administrative	8,699	7,024	6,232
	$19,358	$16,607	$13,402

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options.

As of December 31, 2012, there was $33.0million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees and non-employee directors that will be recognized over a weighted-average period of 2.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Valuation of Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2012	2011	2010
Stock options:
Expected term (in years)	3.8-4.0	—	—
Expected volatility	62%-63%	—	—
Risk-free interest rate	0.4%	—	—
Expected dividend yield	0	—	—

No option was granted in 2011 and 2010. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2012 due to the lack of industry comparison. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2010	6,742
Granted*	(604)
Cancelled/expired/forfeited	21
December 31, 2011	6,159
Granted*	(1,040)
Cancelled/expired/forfeited	133
December 31, 2012	5,252

*        In 2012 and 2011, 246,000and 345,000 restricted shares units, or 430,500 and 603,750 equivalent option shares, respectively, were granted.

Stock Options

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2010	1,021	$29.34	3.06	$40,321
Exercised	(239)	$25.78
Cancelled/expired/forfeited	(2)	$33.01
December 31, 2011	780	$30.42	2.08	$16,832
Granted	610	50.75
Exercised	(180)	$24.71
Cancelled/expired/forfeited	(1)	$32.84
December 31, 2012	1,209	$41.53	3.50	$11,183
Vested and expected to vest as of December 31, 2011	780	$30.42	2.08	$16,831
Exercisable as of December 31, 2011	744	$30.17	2.07	$16,235
Vested and expected to vest as of December 31, 2012	1,181	$41.33	3.45	$11,156
Exercisable as of December 31, 2012	689	$34.66	1.98	$10,826

The total intrinsic value of options exercised during 2012, 2011 and 2010 was $6.8 million, $17.6 million and $13.9 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2012, 2011 and 2010 was $4.4 million, $6.2 million and $12.5 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2012 and 2011 was $50.22 and $52.00, respectively.

As of December 31, 2012, there was $11.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding at December 31, 2012 is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
$12.98 - $24.23	129	$20.91	129	$20.91	1.38
$24.39 - $30.35	107	$27.33	107	$27.33	2.41
$33.29 - $33.29	183	$33.29	183	$33.29	1.17
$33.68 - $51.48	790	$48.73	270	$45.07	4.53
	1,209	$41.53	689	$34.66	3.50

In August 2010, the Company’s subsidiary Weibo Corporation (formerly known as T.CN Corporation) adopted a 2010 Share Incentive Plan (the “2010 T.CN Plan”), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of T.CN to employees, directors and consultants. The Company granted options of Weibo Corporation equivalent to approximately 1.3% and 1.1% and 15.9% of the subsidiary’s ordinary shares on a fully diluted basis in 2012, 2011 and 2010, respectively. Fair value of options estimated at grant date for 2012, 2011 and 2010 was $3.6 million,$1.0 million and $4.2million, respectively. Stock compensation expenses related to the grants were amortized over four years on a straight-line basis with $1.8 million, $1.0 million and $267,000 expensed in 2012, 2011, and 2010, respectively.

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2010	538	$29.06
Awarded*	345	$80.83
Vested	(376)	$31.75
Cancelled	(11)	$61.09
December 31, 2011	496	$62.37
Awarded*	134	$48.57
Vested	(238)	$51.36
Cancelled	(31)	$64.34
December 31, 2012	361	$65.87

* 36,000 RSUs were granted to non-employee directors in 2012 and 2011.

As of December 31, 2012, there was $21.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value based on the respective vesting dates of the restricted share units vested was $12.5 million, $34.2 million and $15.9 million during the year ended December 31, 2012, 2011 and 2010 respectively.

Summary of Performance-Based RSUs

The following table sets forth a summary of performance-based RSU activities in 2012:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2011	—
Awarded	112		$50.83
Issued	—	$
Cancelled	(44)		$50.98
December 31, 2012	68		$50.73

As of December 31, 2012, there was no unrecognized compensation cost related to performance-based restricted share units granted to the Company’s employees. No performance-based RSUs were granted in 2011.

13. Segment Information

The Company currently operates in three principal business segments globally — advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating costs nor assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.  The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

The following is a summary of revenues, costs of revenues and gross margins:

	Advertising	MVAS	Other	Total
	(In thousands, except percentages)
Year ended December 31, 2012:
Net revenues	$412,928	$69,008	$47,393	$529,329
Costs of revenues	195,324	41,935	10,673	247,932
Gross margin	53%	39%	77%	53%
Year ended December 31, 2011:
Net revenues	$368,805	$83,457	$30,567	$482,829
Costs of revenues	157,458	53,235	4,655	215,348
Gross margin	57%	36%	85%	55%
Year ended December 31, 2010:
Net revenues	$290,814	$86,183	$25,620	$402,617
Costs of revenues	116,295	49,612	2,503	168,410
Gross margin	60%	42%	90%	58%

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2012:
Net revenues	$525,678	$3,651	$529,329
Long-lived assets	76,195	445	76,640
Year ended and as of December 31, 2011:
Net revenues	$479,341	$3,488	$482,829
Long-lived assets	74,112	399	74,511
Year ended and as of December 31, 2010:
Net revenues	$398,743	$3,874	$402,617
Long-lived assets	32,690	599	33,289

Revenues are attributed to the countries in which the invoices are issued.

14. Financial Instruments

Fair Value of Financial Instruments

The Company measures available-for-sale securities at fair value on a recurring basis. The fair values of the Company’s available-for-sale securities as disclosed are determined based on the quoted market price.

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

The following table sets forth the financial instruments, measured at fair value, by leval within the fair value hierarchy as of December 31, 2012 and 2011:

Recurring

	Fair Value Measurements at December 31, 2012 (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds(1)	$10,005	$10,005	$—	$—
Bank time deposits(2)	559,393	—	559,393	—
Available-for-sale securities(3)	88,119	$88,119	—	—
Total	$657,517	$98,124	$559,393	$—

Recurring

	Fair Value Measurements at December 31, 2011 (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds(1)	$208,931	$208,931	$—	$—
Bank time deposits(2)	285,622	—	285,622	—
Available-for-sale securities(3)	63,864	63,864	—	—
Total	$558,417	$272,795	$285,622	$—

(1)   Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)   Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

(3)   Included in equity investments on the Company’s consolidated balance sheets.

In the second and third quarter of 2012, the Company recorded a charge of $4.2 million to write down the investment in MCOX for each of the two periods to its fair value, based on MCOX’s quoted closing stock price (Level 1 input) of $0.99 as of June 30, 2012 and $0.61 as of September 30, 2012 (see Note 3 for further information).

As of December 31, 2012, certain cost method investments and equity method investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $10.1 million (see Note 3 for further information).

In the third quarter of 2011, based on an assessment of other-than-temporary impairment, the Company recorded a $230.3 million charge to write down the investment in CRIC to its fair value, based on CRIC’s quoted closing stock price (Level 1 input) of $4.92 as of September 30, 2011 (see Note 3 for further information).

In the third quarter of 2011, based on revenue and gross margin declines of the MVAS business and near-term outlook, the Company performed an assessment of MVAS goodwill with the assistance of an independent valuation firm and recognized an impairment charge of $68.9 million. The fair value of the MVAS business was determined using Level 3 inputs. In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its advertising goodwill as of December 31, 2012 and 2011 and concluded that no write down was warranted. The fair value of the advertising business was determined using Level 1 input).

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC, Hong Kong and Taiwan that management believes are of high credit quality.

              As of December 31, 2012, the Company had $694.0 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2012 and 2011, substantially all accounts receivable were derived from the Company’s China operations.

Advertising revenues from agencies accounted for approximately 88%, 88% and 91% of the Company’s advertising revenues for fiscal year 2012, 2011 and 2010, respectively. For 2012, the Company’s 10 largest advertising agencies in China contributed to 44% of our advertising revenues, and no individual customer or agency accounted for more than 10% of the Company’s total net revenues in 2012, 2011 and 2010. No individual customer or agency accounted for more than 10% of the Company’s net accounts receivables as of December 31, 2012 and 2011.

With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were11%, 14% and 17% of the Company’s net revenues in 2012, 2011, and 2010, respectively. Revenues from the SMS product line accounted for 5%, 7% and 10% of the Company’s net revenues for 2012, 2011, and 2010, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for less than 10% of the Company’s net accounts receivables as of December 31, 2012 and 2011, respectively. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing and collection services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.

The majority of the Company’s net operating income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2012, the Company is subject to a maximum appropriation of $24.5 million to these non-distributable reserve funds.

In 2012, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2012, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $310.0 million, accounting for 43.4% of the Company’s total cash, cash equivalents and short-term investments balance. The Company’s accounts receivable balance denominated in RMB was $133.4 million, which accounted for 99% of its net accounts receivable balance. The Company’s current liabilities balance denominated in RMB was $181.0 million, which accounted for 80% of its total current liabilities balance as of December 31, 2012. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2012.

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

For the year ended December 31, 2011, the Company issued 3.8 million new ordinary shares to settle conversion requests equivalent to $96.8 million, reducing the convertible debt amount to $2.2 million as of December 31, 2011. For the year ended December 31, 2012, the Company issued 0.1 million new ordinary shares to settle conversion requests equivalent to $2.0 million, and redeemed the remaining $200,000 convertible debt with cash.

16. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2017. For the years ended December 31, 2012, 2011, and 2010, rental expense was $17.4 million, $11.7 million and $8.4 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2012 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating leases commitment	$18,405	$12,788	$5,275	$342	—

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, MVAS costs, marketing activities and land use right. The Company signed an agreement in July 2012 with Beijing Zhongguancun Software Park Development Company Limited to purchase a piece of land for the construction of office building, with an amount of approximately $35.3 million. The first two installments of approximately $21.2 million have been paid during the year, and the remaining approximately $14.1 million has been paid subsequently in January 2013. Purchase commitments as of December 31, 2012, including the unpaid land use right cost of $14.1 million, were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$110,073	$85,754	$23,282	$522	$515

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of the date the Company filed this Form 20-F, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are likely to have, a material change on the Company’s financial position results of operations or cash flow.

17. Subsequent Events

On December 10, 2012, E-house announced that it had received board approval to issue and sell approximately $62.6 million in ordinary shares to certain management personnel. On March 25, 2013, E-house announced the completion of issuing new shares to its management, who became the largest shareholder as a group with a combined stake of approximately 31%. Consequently, the Company’s interest in E-House is reduced to approximately 22% as of March 25, 2013. The Company is in process of finishing the accounting treatment of the transaction.