Form 20-F
period 2013-12-31
SINA CORP
filed 2014-04-29
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Chief Financial Officer

Phone: +8610 8262 8888

Facsimile: +8610 8260 7166

20/F Beijing Ideal International Plaza

No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China

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

Not Applicable
(Title of Class)

As of December 31, 2013, there were 66,022,379 shares of the registrant’s ordinary shares outstanding, $0.133 par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

•                  “monthly active users” or “MAUs” refer to monthly active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “average daily active users”or “DAUs” refer to daily active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “shares” or “common shares” refer to our ordinary shares;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. RMB amounts that are not included in our financial statements in this annual report are made at a rate of RMB6.0537 to US$1.00, the exchange rate on December 31, 2013 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The selected consolidated financial data present the results for the five fiscal periods ended and as of December 31, 2013. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended December 31,
	2013(1)	2012(2)	2011(3)	2010(4)	2009(5)
	(In thousands, except per share data)
Operations:
Net revenues	$665,106	$529,329	$482,829	$402,617	$358,567
Gross profit	394,042	281,397	267,481	234,207	200,275
Income (loss) from operations	22,572	(8,548)	(33,662)	96,243	37,202
Income (loss) before income tax expense	58,432	34,585	(297,417)	(10,903)	420,628
Net income (loss)	43,830	31,855	(302,418)	(19,339)	412,305
Net income (loss) attributable to SINA	45,132	31,738	(302,092)	(19,094)	411,895
Net income (loss) per share attributable to SINA
Basic	$0.68	$0.48	$(4.64)	$(0.31)	$7.53
Diluted	$0.66	$0.47	$(4.64)	$(0.31)	$6.95
Shares used in computing basic net income (loss) per share attributable to SINA	66,741	66,401	65,121	61,216	54,722
Shares used in computing diluted net income (loss) per share attributable to SINA	67,087	66,849	65,121	61,216	59,259

(1)         Fiscal year 2013 results included a dilution loss of $10.2 million in the investment in E-House (China) Holdings Limited (“E-House”), which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share. We also recognized a $6.1 million of other- than-temporary impairment loss on our investments under the cost method and a $21.1 million gain from change in fair value of investor option liability.

(2)         Fiscal year 2012 results included $18.5 million in impairment charges of equity investments, including other-than-temporary impairment of $8.4 million related to our equity investment in Mecox Lane Limited (“MCOX”). In 2012, China Real Estate Information Corporation (“CRIC”) merged into and became a 100% subsidiary of E-House.  As a result, our interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest of E-House, and $85.5 million cash. We recognized an amount of $45.3 million one-time gain as a result of the merger. We also recognized a gain of $10.2 million resulting from sale of shares of Tudou Holdings Limited (“Tudou”) in March 2012 and the gain from Tudou’s merger with Youku Inc. (“Youku”) in August 2012.

(3)         Fiscal year 2011 results included $350.1 million in impairment charges, including other-than-temporary impairment of $230.3 million related to our equity investment in CRIC, other-than-temporary impairment of $50.9 million related to our equity investment in MCOX and goodwill impairment of $68.9 million related to our mobile value added service (“MVAS”) business.

(4)         Fiscal year 2010 results included an other-than-temporary impairment of $128.6 million related to our equity investment in CRIC.

(5)         In 2009, we spun off China Online Housing Technology Corporation (“COHT”) and merged it with CRIC, a real estate information and consulting services subsidiary of E-House, following CRIC’s initial public offering. We recorded a one-time gain of $376.6 million resulting from the sale of its 66% equity interest in COHT in exchange for CRIC’s ordinary shares. Beginning October 1, 2009, we no longer consolidate the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting.

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$1,868,239	$713,598	$673,475	$882,835	$821,518
Working capital	1,790,696	658,318	627,167	760,635	694,484
Total assets	2,897,843	1,482,906	1,391,447	1,636,090	1,613,842
Long-term liabilities	894,119	110,004	128,355	147,540	166,729
Total liabilities	1,222,225	337,033	329,098	395,564	391,143
Total SINA shareholders’ equity	1,191,210	1,136,670	1,055,670	1,239,308	1,221,727
Total shareholders’ equity	1,675,618	1,145,873	1,062,349	1,240,526	1,222,699

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Due to the rapidly evolving market in which we operate, we cannot predict whether we will meet internal or external expectations of future performance.

Our primary market is in China, where the internet industry is rapidly evolving and new products, new business models and new players emerge from time to time. In addition, regulatory changes can have an unexpected and significant impact on many aspects of our business. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on new products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a fast changing market where there are abundant private and public capital to support competing new product developments, new business models and new companies. These risks include our ability to:

•                  offer new and innovative products;

•                  attract and retain users and advertisers;

•                  react quickly and effectively to regulatory changes;

•                  generate revenues from our users from fee-based and other internet services, including our social media platform Weibo;

•                  respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

•                  attract buyers for our mobile value-added services;

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

Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced declining trends. In the past, we have relied on the growth of our online advertising business to derive profitability, which we have used to fund new initiatives such as Weibo. Our online advertising business may suffer from price competition from other online advertising companies. We may have to lower our profitability or operate at a loss in order to adequately fund critical initiatives that we believe will create value for our company and strengthen our market position over the long run. Our operating results have in the past fallen below the expectations of industry analysts and investors and may fall again in the future and our share price may decline significantly as a result of our failure to meet such expectations.

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by various factors, including but not limited to, our ability to retain existing users and user activity levels, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; lack of significant news events in the current period, resulting in lower website traffic; technical difficulties, system downtime or internet failures; changes in demand for advertising space, new advertising formats or new advertising products from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; mobile operators’ policies; governmental regulation and potentially sudden changes in policies affecting our businesses; seasonal trends in internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; decreases in earnings from equity investments; impairment of our equity investments; lower interest income resulting from decrease in interest yield and cash balance; and general economic conditions and economic conditions specific to the internet, wireless, e-commerce, media/advertising industry and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

We are relying on advertising and marketing as a significant part of our future revenues, but the online advertising and marketing industry is subject to many uncertainties, which could cause our advertising and marketing revenues to decline.

The online advertising and marketing industry is rapidly evolving in China. Many of our current and potential advertisers have limited experience with the internet as an advertising and marketing medium, have not traditionally devoted a significant portion of their advertising and marketing expenditures or other available funds to web-based advertising and marketing, and may not find the internet to be effective for promoting their products and services relative to traditional print and broadcast media. We may not be successful in attracting new advertisers, convincing our current and potential advertisers to increase their budgets for online advertising and marketing or securing a significant share of those budgets. If the internet does not become more widely accepted as a medium for advertising and marketing, our ability to generate additional revenues could be negatively affected. Our ability to generate significant advertising and marketing revenues will depend on a number of factors, many of which are beyond our control, including but not limited to:

•                  the development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•                  the maintenance and enhancement of our brands in a cost-effective manner;

•                  increased competition and potential downward pressure on online advertising and marketing prices and limitations on web page space;

•                  changes in government policy that curtail or restrict our online advertising and marketing services or content offerings or increase our costs associated with policy compliance;

•                  the acceptance of online advertising and marketing as an effective way for advertisers to market their businesses;

•                  advertisers’ preferences for new online advertising and marketing formats, products or business models offered by other competitors and our ability to provide similar or competing new formats, products and solutions;

•                  the development of independent and reliable means of verifying levels of online advertising and traffic; and

•                  the effectiveness of our advertising delivery, tracking and reporting systems.

In 2013, approximately 72% of our advertising and marketing revenues in China were derived from the automobile, fast-moving consumer goods, internet and financial services, IT and telecommunication sectors. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer. Our growth in advertising and marketing revenues will also depend on our ability to increase the advertising and marketing space on our network and develop new advertising and marketing inventory offerings, such as those tied to video content, mobile environment and user-generated content in social media environments, as well as performance-based inventories. If we fail to increase our advertising and marketing space at a sufficient rate or fail to develop new advertising and marketing inventory offerings that achieve market acceptance, our growth in advertising and marketing revenues could be hampered and our share price may drop significantly. Further, the increasing usage of online advertising blocking software may result in a decrease of our advertising and marketing revenues as the advertisers may choose not to advertise on the internet if such software is widely used. Our advertising and marketing revenues may also be materially adversely impacted if we are unable to develop effective advertising and marketing offerings for our mobile traffic, as internet users in China more and more rely on mobile devices, such as smart phones and tablets, to access the internet.

If our social media platform Weibo fails to achieve expansion and retention of user base and generate sustainable revenue growth and profit, our share price could suffer significantly.

We only started to monetize Weibo traffic in the first half of 2012 through advertising and marketing services and value-added services such as game related services and VIP membership.  Weibo is a form of social media featuring microblogging services and social networking services and, thus, is subject to intense competition from providers of both types of services and potential new types of online networking services.  The major Chinese portals, including Tencent Holdings Ltd. (“Tencent”), Sohu.com Inc. (“Sohu”) and NetEase.com Inc. (“Netease”), offer similar products that compete with us for users and traffic, as well as content, talent and marketing resources. In addition, there are many websites, including Kaixin001.com, Renren.com, 51.com (Giant Interactive Group Inc., or Giant Interactive) and 139.com (China Mobile) and mobile applications, including Line, Kakao Talk, WhatsApp, WeChat (Tencent), QQ Mobile (Tencent), Yixin (China Telecom/Netease), Laiwang (Alibaba) and Momo, that specialize in providing microblogging services and/or social networking services. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our financial performance.

Monetization has been a challenge to other microblogging services and social networking services, and it has been a challenge to us as well. We cannot guarantee that the monetization methods adopted by other microblogging and social networking services will work with Weibo or the current Weibo monetization methods can generate sustainable revenue growth and profit. In our efforts to build scale and increase user base and user stickiness, we have significantly increased and expect to further increase investments in Weibo in areas such as technology, infrastructure and marketing, which have caused our profitability to significantly decline and may result in further declines. In addition, we cannot assure you that the investments we make will result in increased Weibo users and traffic. If our monetization efforts are not successful, then our investments in Weibo could significantly depress our profitability, and if we are unsuccessful in growing and monetizing Weibo’s user base and traffic, our share performance could be materially adversely affected, the price of our ordinary shares could decline.

Weibo monetization may require users to accept “promoted” advertising in their feeds or private messages, which may affect user experience and cause decline in user traffic and delay in Weibo monetization.

Weibo users typically can log into their personal accounts to view user-generated feeds and private messages from accounts that they have selected to follow.  Social media companies have been subject to negative comments (and in the case of Facebook, a lawsuit) for introducing promoted advertising into their users’ content stream.  We started to test promoted advertising products in Weibo at the end of December 2012 and have received user complaints.  If we are unable to address user complaints to an acceptable level, Weibo’s monetization may be delayed and usage activities may decline, which may adversely impact our revenues and profitability.

We expect to generate a significant portion of our advertising revenues from our strategic alliance with Alibaba; if we fail to earn these revenues as expected, our results of operations and growth prospect may be adversely affected.

In April 2013, we formed a strategic alliance with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with our Weibo users. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB 2.3 billion ($380 million) in advertising and social commerce services from Weibo and us.  Assuming the successful development of new products, business models and growth of effective traffic, we expect to generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, with non-Weibo portion not exceeding 15% of such revenues. As a result of these arrangements, we anticipate that a significant percentage of our revenues through 2015 will be attributable to our collaboration with Alibaba. If we are unable to maintain our strategic alliance with Alibaba, enhance relationship with Alibaba, establish new relationships with additional strategic partners or recognize such purchase commitment as revenue, our results of operations and growth prospects would be adversely affected.

Our MVAS revenues have experienced an overall decline and may decrease further in the future.

In 2013, 2012 and 2011, MVAS revenues accounted for 9%, 13% and 18% of our total net revenues, respectively. Our MVAS revenues declined year over year for the past three years, and may further decline in the future. If users do not adopt our MVAS at a sufficient rate, our overall MVAS revenue could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

•                  our ability to launch new popular services;

•                  our ability to retain existing customers of our subscription services;

•                  our ability to attract new subscribers in a cost-effective manner;

•                  our ability to provide satisfactory services to customers;

•                  competitors, including mobile operators, may launch competing or better products;

•                  changes in policy, process and/or system by China Mobile Communications Corporation (“China Mobile”), China United Network Communications Group Co., Ltd. (“China Unicom”) or other mobile operators, on whom we rely for service delivery, billing and payment collection. Examples include limiting the service offerings and partnerships allowed for each Short Messaging Service (“SMS”) service code; requiring additional notices and customer confirmations in the MVAS ordering process; complicating the product launch approval process; and shifting our products to more costly platforms. In the past, the mobile operators have made sudden changes that have significantly impacted our revenues and may do so again in the future;

•                  changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (“MII”) (superseded by the Ministry of Industry and Information Technology (“MIIT”) established in March 2008) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, the MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated.  Effective as of September 1, 2013, the MIIT has required mobile users to register their real names. Implementation of these types of changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers; and

•                  changes in mobile subscriber base from 2G and 2.5G, from whom we derive most of our MVAS revenues, to 3G and soon 4G, where mobile applications are more popular.

In light of the changing operating environment and evolving, uncertain policies and regulations, our new MVAS offerings may not continue to be accepted by the market or meet mobile operators’ requirements and government regulations. Neither can we assure that our new MVAS will provide meaningful margin contribution in the current competitive landscape when other MVAS providers are willing to accept lower revenue sharing to acquire marketing channels and MVAS content and mobile operators are demanding higher revenue sharing for new MVAS offerings and MVAS offerings using their newer platforms. If revenues from our MVAS services do not grow significantly or generate profits, our financial position, results of operations and cash flows may be materially and adversely affected.

With respect to MVAS, we rely on China Mobile, China Unicom and other mobile operators for marketing, service delivery, billing and payment collection, and we may be adversely affected by changes that they may make suddenly and unilaterally.

Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom and, to a lesser extent, China Telecommunications Corporation (“China Telecom”). We rely on these mobile operators in the following ways: utilizing their network and gateway to recruit and provide MVAS to subscribers; utilizing their billing systems to charge the fees to our subscribers through the subscribers’ mobile phone bills; utilizing their collection services to collect payments from subscribers; and relying on their infrastructure development to further develop our new products and services. As of December 31, 2013, we offered our MVAS through 30 provincial and local subsidiaries of China Mobile; additionally, we also had contracts with China Unicom and one of its provincial subsidiaries. As we have limited bargaining power over the mobile operators, we may be required to enter into cooperation agreements on terms that are unfavorable to us. The mobile operators may also unilaterally terminate or amend the agreements at any time. If China Mobile, China Unicom or other mobile operators choose not to continue the cooperation arrangements with us or if they unilaterally amend the cooperation arrangements with terms significantly unfavorable to us, our MVAS revenues and operating profitability could be materially and negatively affected.

In the past, mobile operators have made sudden and unexpected changes in their policies, processes and systems, which have harmed, and may continue to harm, our business. For example:

•                  In December 2010, under the MIIT’s policy directives, China Mobile began requiring a subscription reminder to be sent for monthly MVAS subscriptions after receiving double confirmation of the subscription. Subscribers can cancel MVAS subscriptions by replying to the reminder notice. This has complicated the subscription process and reduced our ability to acquire new monthly subscribers in a cost-effective manner.

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

•                  In September 2012, China Unicom implemented a series of measures that limited the promotion of certain MVAS.  A MVAS provider may be penalized if the number of complaints against the provider related to non-compliance of MVAS subscriptions with China Unicom’s standard procedure exceeds a given threshold.  Our MVAS revenues were significantly affected by such measures.

Our mobile operators have made other policy changes in the past and may make further changes at any time, including, but not limited to, requiring us to use the mobile operators’ customer service and/or marketing service and charging for these services; requiring us to migrate our MVAS to an operator’s platform and increase the fees charged for using the mobile operator’s platform; changing their fee structure or billing method in a way that would require us to delay the recognition of MVAS revenues from an accrual basis to when actual payments are received; implementing new billing rules, such as reducing MVAS fees that can be charged to users; disallowing us to bill certain inactive users and limiting the amount of MVAS fees that can be billed; requiring us to absorb end customer bad debts; issuing new rules on how wireless application protocol (“WAP”) services are ranked on mobile operator browsers, which significantly determines WAP revenues; refusing to pay us for services delivered; limiting the product offerings of service providers by working directly with content providers to launch competing services or giving exclusive rights to certain service providers to offer certain MVAS; complicating our product launch procedures by requiring approval at the provincial level of the mobile operator; and prolonging the product launch review period from monthly to quarterly. Any change in policy, process or system by the mobile operators could result in a material reduction of our MVAS revenues.

China Mobile, China Unicom and other mobile operators have in the past increased the fees charged for providing their services and may do so again in the future. If they choose to increase such fees, our gross margin for MVAS and our operating profitability may be negatively impacted. These mobile operators have generally retained a certain percentage of the fees for MVAS we provided to our users via their platform for fee collection. In addition, they charge transmission fees for some products such as SMS and Multimedia Message Service (“MMS”) on a per message basis, and the rates of such transmission fees vary for different products and message volume. For 2013, we received on average 75% and 66% of the amount we charged to our users via the China Mobile platform and the China Unicom platform, respectively, after they deducted the fees for collection and transmission.

Our MVAS revenues could be negatively impacted if China Mobile, China Unicom or other mobile operators restrict MVAS to be charged on a monthly subscription basis or disallow us to charge monthly fees for users who do not use our service in a particular month. For 2013, approximately 4% of our MVAS revenues were derived from monthly subscription products, which mainly consist of SMS and MMS.

In the past, China Mobile and China Unicom imposed penalties on MVAS providers for violating certain of their operating policies relating to MVAS. In some cases, they stopped making payments to certain service providers for serious violations. In the past three years, the total penalties we were subject to were insignificant in dollar amounts, but it is difficult to determine the specific conduct that might be interpreted as violating their operating policies. Additionally, mobile operators may unilaterally revise their arrangements with us at any time, which could result in us breaching the new terms and being subject to fines. If China Mobile, China Unicom or other mobile operators impose more severe penalties on us for policy violations, our MVAS revenues and operating results may be negatively impacted.

We are potentially subject to liability and penalty for delivering inappropriate content through our MVAS. One of the violations cited in the notice for temporary termination of our IVR service at the end of July 2004 was that we had provided inappropriate content to our mobile subscribers through our IVR service. The definition and interpretation of inappropriate content in many cases are vague and subjective. We are not sure whether mobile operators, including China Mobile and China Unicom, or the Chinese government will find our mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our MVAS revenues may suffer significantly.

A portion of our MVAS revenues is currently estimated based on our internal records of billings and transmissions for the month, adjusted for prior period confirmation rates from mobile operators and prior period discrepancies between internal estimates and confirmed amounts from operators. Historically, there have been no significant true-up adjustments to our estimates. If there was no consistent trend of confirmation rates or if there were continuous significant true-up adjustments to our estimates under the new billing platforms, we will need to rely on the billing statements from the operators to record revenues. Due to the time lag of receiving the billing statements, our MVAS revenues may fluctuate with the collection of billing statements if we were to record our MVAS revenues when we receive the billing statements. For example, if an mobile operator switches payment to service providers from estimated collection from users to actual collection, such policy change may cause us to delay the recognition of these revenues until we receive the actual billings and/or until we have reliable information to make such revenue estimates. For 2013, approximately 4% of our MVAS revenues were estimated at period end.

In the past, China Mobile has requested resettlement of billings that were settled in previous periods on which payments had been made to us. We have had to accrue for such credits against revenues based on a rolling history, and the true-ups between the accrued amounts and actual credit memos issued by China Mobile have not been significant.  However, if China Mobile or other mobile operators request resettlement of billings for a previous period at amounts significantly larger than the credits we accrued based on historical patterns, our operating results, financial position and cash flow may be severely impacted.

If China Mobile’s, China Unicom’s or other mobile operators’ systems encounter technical problems, if they refuse to cooperate with us or if they do not provide adequate services, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.

The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.

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

In terms of informational features, we compete with existing or emerging PRC internet portals such as Baidu Inc. (“Baidu”), Tencent, Netease, TOM Online, Inc. (“TOM Online”), Sohu and Phoenix New Media Limited (“iFeng.com”). In addition, we also face competition from vertical websites, which may have better focus and more resources dedicated to a specific topical area, such as automobile, finance and IT information.  Our competitors in this area include Hexun, East Money, China Finance Online, PCAuto, Autohome and Bitauto, Xcar, ZOL Online, PCpop.com and PConline.

As we expand our product and services offerings into social media and social networking services, online video, WAP (mobile portal), blog, light blog and messaging services, we face competition from companies that are focused in the same space. Major Chinese internet companies, including Sohu, NetEase, Tencent and iFeng.com, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include mobile applications, such as WhatsApp, Line, Ozone, WeChat, QQ Mobile, Kakao Talk, Yixin, Laiwang, Douban and Momo, and websites, such as renren.com. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services.  In addition, we may also face increasing competition from global social media and social networking services, such as Twitter and Facebook.

On MVAS, we compete with other service providers such as Kongzhong and Linktone that specialize in MVAS as well as other players such as Sohu, iFeng.com and TOM Online. In addition, the major mobile operators in China, including China Mobile and China Unicom, have entered the business of content development.

In addition, we compete with companies who sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to, providers of search services, navigation pages, desktop applications, mobile applications and operating systems. Search providers include internet search companies, such as Baidu, Sogou (Sohu and Tencent), Qihoo, Yahoo!/Alibaba, Microsoft (Bing), Netease (Youdao) and Google, Inc. (“Google”), as well as vertical search companies, such as Youku Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search).  Navigation page providers include Qihoo (hao.360.cn) and Baidu (hao123.com). Companies that offer desktop and/or mobile applications, such as messenger, pinyin, web browser, app download store, security software and mobile browser, include Tencent, Sogou (Sohu/Tencent), Baidu, Qihoo, Kingsoft, NQ, Microsoft (MSN), China Telecom/Netease (Yixin), Yahoo!/Alibaba (Yahoo Messenger), Alibaba (Laiwang) and UC Mobile Ltd (UC Browser) and 91 Wireless (app download store). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile internet users are increasingly using the application stores as an initial entry point to various internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other internet offerings and provide competing advertising and fee-based services.

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

Many of our competitors have greater financial resources, a longer history of providing online services, a larger and more active user base, more established brand names and currently offer a greater breadth of products that may be more popular than our online offerings. Many of our competitors are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions.  As internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting fee-based services, large global competitors, such as Facebook, LinkedIn, Google, Twitter, Line, Kakao and WhatsApp, may increasingly focus their resources on the Greater China market.  We cannot assure you that we will succeed in competing against the established and emerging competitors in the market. The increased competition could result in reduced traffic, loss of market share and revenues, and lower profit margins.

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

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2013, our long-term investments included $211.7 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. In 2011, we recognized impairment charges of $230.3 million and $50.9 million on our investments in CRIC and MCOX, respectively. In 2012, we recognized an impairment charge of $18.5 million on our long-term investments, including $8.4 million on our investment in MCOX.  In 2013, we recognized an impairment charge of $6.1 million on our long-term investments.  We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

We reported our ownership in CRIC using the equity method of accounting starting from October 1, 2009 and, as such, our net income was impacted by CRIC’s performance. For 2011, we recorded $2.6 million in income from equity investment in CRIC. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75 per ordinary share. Our earnings from equity investments have declined since the merger of CRIC with E-House. For 2012, we recorded $16.7 million in loss from equity investment in E-House/CRIC. For 2013, we recorded a gain of $2.3 million from our equity investment in E-house due to the recovery of real estate market in China. However, we may incur loss from such investment again in the future.

Our future financial results may be also adversely affected by the performance of E-House and other equity investments accounted for under the equity method. If the financial results of E-House and other equity investments accounted for under the equity method decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarterly and annual results until we have obtained  the result of the E-House and other equity investments accounted for under the equity method, which we have reported a quarter in arrears. A delay in the reporting by E-House and other equity investments accounted for under the equity method could adversely affect our reporting schedule and cause the market to react negatively to our share price. E-House’s business (including CRIC’s business) is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

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

Further information regarding these and other risks can be found in E-House’s filings with the SEC. SINA assumes no obligation to update E-House’s risks factors.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In November 2013 we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014.  On December 1, 2016, holders may require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  The notes will mature on December 1, 2018.  We may not have sufficient funds to pay the interest or repurchase price or fulfill other obligations under the notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•                  our financial condition, results of operations and cash flows;

•                  general market conditions for financing activities by internet companies; and

•                  economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

If we are unable to keep up with the rapid technological changes of the internet industry, our business may suffer.

The internet industry is experiencing rapid technological changes. For example, with the advances of search engines, internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of internet users may shift to user-generated content, such as social media services, social networking services and other online communities. As broadband becomes more accessible, internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 2.5G, 3G and 4G networks in China and the growing availability of Wi-Fi connections, mobile users have been shifting from the predominant text messaging services to newer applications, such as social networking, location-based services, messengers with free texting, voicemail and internet conferencing, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with the proportion of internet usage shifting from personal computers to mobile phones, handheld computers and other mobile devices in China, mobile operating systems, browsers and application-based platforms may redefine the way internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

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

Traffic growth and user engagement depend upon effective interoperation with operating systems, networks , devices , web browsers and standards that we do not control.

We make our products and services available across a variety of operating systems and through websites. We are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Windows, Mac OS, Android, iOS, and others. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. Further, if the number of platforms for which we develop our products increases, it will result in an increase in our costs and expenses. In order to deliver high quality products and services, it is important that our products and services work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because a large number of our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

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

We have expanded rapidly by acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services, such as instant messaging and application development. We anticipate continuous expansion in our business, both through further acquisitions and internal growth. In addition, the geographic dispersion of our operations as a result of acquisitions and internal growth requires significant management resources that our locally based competitors do not need to devote to their operations. In order to manage the planned growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other websites, internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

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

Our business and operations results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to users and consumers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

As the number of our users increases and our users generate more content, including photos and videos on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. We have limited backup systems and redundancy. In the past, we experienced an unauthorized tampering of the mail server of our China websites which briefly disrupted our operations. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry sufficient business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.

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

Concerns about the security of transactions and communications on the internet may reduce our user traffic and impede our growth.

A significant barrier to transactions and communications over the internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized internet breach of security were to occur, general internet usage could decline, which could harm our brand, reduce our user traffic and adversely impact our growth and results of operations.

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

Spam could diminish the user experience on Weibo platform, which could damage our reputation and deter our users from using Weibo.

“Spam” on Weibo refers to a range of abusive activities that are prohibited by Weibo’s terms of service and is generally defined as unsolicited, repeated actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, sending invitations and feeds to inappropriately attract attention. Although we continue to invest resources to reduce spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on Weibo. In addition, we expect that increased number of users on Weibo will result in increased efforts by spammers to misuse the platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Our actions to combat spam require the diversion of significant time and focus of our engineering team for improving our products and services. If spam increases on Weibo, this could hurt our reputation for delivering relevant content or reduce user growth and user engagement, which may deter our existing and potential users from using our products and services.

We prioritize product innovation and user experience over short-term operating results, which may harm our revenue and operating results.

We encourage employees to quickly develop and help us launch new and innovative features. We focus on improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platform. We prioritize innovation and the experience for users and advertisers on Weibo over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which cause our user growth and user engagement, our relationships with advertisers and our business and operating results could be harmed. In addition, our focus on the user experience may negatively impact our relationships with our existing or prospective customers. This could result in a loss of customers and platform partners, which would harm our revenue and operating results.

We rely on assumptions and estimates to calculate certain of our key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of Weibo active users is calculated using internal company data that has not been independently verified. While this number is based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across Weibo’s large user base of Chinese communities around the world. For example, there are a number of false or spam accounts in existence on Weibo. Although we continuously combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and may not accurately represent the actual number of active accounts. We treat multiple accounts held by a single person or organization as multiple users for purposes of calculating our active users, because we permit people and organizations to have more than one account. Additionally, some accounts used by organizations are used by many people within the organization. As such, the calculations of Weibo active users may not accurately reflect the actual number of people or organizations using Weibo.

We regularly review and may adjust our processes for calculating Weibo internal metrics to improve their accuracy. Weibo’s measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in Weibo’s user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to Weibo, which could negatively affect our business and operating results.

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

We may be subject to claims based on the content we provide over our websites and platforms and the products and services sold on our websites and platforms, which, if successful, could cause us to pay significant damage awards.

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

We may be subject to litigation for user-generated content provided on our websites and platforms, which may be time-consuming to defend.

User-generated content, or UGC, has become an important source of content to draw traffic to our website and platforms. Our UGC websites and platforms, including social media, light blog, blog, online video, audio streaming and photo gallery, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant UGC and, even if properly screened, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

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

Our board members or executive officers may have conflicts of interest.

One executive officer and one director of our company are also directors of Weibo. In addition, Weibo may continue to grant share incentive compensation to our directors, officers, employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Weibo and us. Should such conflicts of interest arise, we cannot assure you that our directors and officers will act in the best interest of the our company.

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

The insurance industry in China is still developing and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

Risks Related to Our Corporate Structure

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

We cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including the requirements under the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. On September 28, 2009, the General Administration of Press and Publication (“GAPP,” formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published a notice prohibiting foreign investors from participating in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements (“Circular 13”). It is not clear yet as to whether other PRC government authorities, such as the MOFCOM and the MIIT, will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of Beijing Weimeng Technology Co., Ltd., and we are in the process of obtaining the relevant registrations for our other VIEs.

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

Our contractual arrangements with our VIEs in China are governed by the laws of the PRC. China’s legal system is based upon written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

Risks Related to Doing Business in China

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

The PRC government heavily regulates the internet sector, including the legality of foreign investment in this sector, the existence and enforcement of content restrictions on the internet and the licensing and permit requirements for companies in the internet industry. Because some of the laws, regulations and legal requirements with regard to the internet sector are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the PRC legal system is based on written statutes and prior court decisions have limited precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to the PRC government’s regulation of the Chinese internet sector include the following:

•                  We only have contractual control over our website www.sina.com.cn in China. We do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services, including computer information services, MVAS or email services.

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

•                  The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our website or complete shutdown of our website. For example, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the state secrecy and public security authorities. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our website. In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the PRC Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to three-year prison on internet users who fabricate or knowingly share defamatory false information online, which leads to serious consequence. The implementation of this newly promulgated judicial interpretation may have a significant and adverse effect on the traffic of our websites, particularly those with user generated contents, and in turn may impact the results of our operations and ultimately the valuation of our stock.

•                  Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. The General Administration of Press and Publication, Radio, Film and Television (the “GAPPRFT,” formerly known as the State Administration of Radio, Film and Television, or SARFT) or other Chinese governmental authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could also have a material adverse effect on our financial position, results of operations and cash flows.

•                  New laws and regulations may be promulgated to regulate internet activities, including, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific information over the internet. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations when they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties, which could have a material adverse effect on our financial position, results of operations and cash flows. For example, effective as of January 31, 2008, the Administrative Provisions on internet Audio-visual Program Service, jointly promulgated by the GAPPRFT and the MII (the “Audio-visual Program Provisions”) require any entity engaged in providing internet audio-visual program services to obtain a license or register with the GAPPRFT; an applicant engaging in internet audio-visual program service must be a state-owned entity or a state-controlled entity with full corporate capacity; and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue issued by the GAPPRFT. The GAPPRFT and the MII later clarified that websites that existed before the promulgation of the Audio-visual Program Provisions may, once they are registered with the GAPPRFT, continue operating audio-visual services so long as those websites have not been in violation of the laws and regulations.

•                  Our VIEs in China are not state-owned or state-controlled companies, but our mainland China destination websites were launched before the promulgation of the Audio-visual Program Provisions and have been registered with the GAPPRFT. The ICP Company currently holds a License for Online Transmission of Audio-visual Programs issued by the GAPPRFT valid through April 28, 2015. Considering the requirements set out in the Audio-visual Program Provisions, it is uncertain whether the ICP Company will be able to successfully procure the renewal of the License for Online Transmission of Audio-visual Programs upon its expiration. Should any official explanations or implementation rules of the Audio-visual Program Provisions forbid any non-state-controlled entities from engaging in internet audio-visual program service such that the GAPPRFT rejects our renewal application, we may be disqualified from operating online transmission of audio-visual programs.

•                  In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) all the internet content,  such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, (ii) online audio/video service providers transmitting internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) under this notice, online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules and (iv) online audio/video content, include internet dramas and micro films, must be filed with the relevant authorities before release. This supplementary notice is very new, and thus far no relevant implementation rules or interpretations have been issued. Thus, it remains unclear what, if any, potential liabilities our ICP Company could face in respect of the online audio/video content available on our website. See also “— Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

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

Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.

We received three notices from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on our website in April 2014. These alleged violations relate to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our video sharing service channel, video.sina.com.cn, that the authorities deemed to be in violation of the restrictions against “unhealthy and indecent” content under PRC law.  We have been informed that as an administrative penalty for these violations, the State Administration of Press, Publication, Radio, Film and Television has proposed revoking our Internet Publication License and License for Online Transmission of Audio-Visual Programs.  In addition, the Beijing Municipal Cultural Market Administrative Law Enforcement Unit has proposed imposing an administrative fine.  The authority also determined that the revenues derived from the alleged violation relating to the reading channel was RMB508,581 ($82,029), and we may be subject to an administrative fine ranging from five to ten times of such revenues pursuant to the Provisional Rules for the Administration of Internet Publishing. It is our understanding that these administrative penalties are part of the PRC government’s campaign to clean up unhealthy and indecent content on the internet.

We intend to fully cooperate with the relevant government authorities and take appropriate actions as necessary to address their concerns.  Nevertheless, if the two licenses referred above are revoked such occurrance may have a material adverse impact on, our results of operations.  If we lose these two licenses, we may have to cease offering online reading services or video services altogether or find business partners with the proper licenses to offer such services through cooperation arrangements. Our online game services may also be affected as the Internet Publication License governs the application for standard publication codes for the publishing of self-developed games.   There is no assurance that we will be able to find suitable third parties under commercially reasonable terms to continue these services, and even if we do enter into such cooperation arrangements to continue the services, the arrangements will increase our operational costs for delivering these services.  In addition, the revocation of the relevant licenses may harm our ability to obtain licenses and permits or similar permits in the near future and harm our reputation, which may have a material adverse impact on our ability to attract business partners and customers and on our revenues and results of operations.

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

We have made significant efforts to comply with the verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. While the Microblog Rules are not clear regarding the type and extent of penalty that may be imposed on non-compliant microblogging service providers, we are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, termination of Weibo operations or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

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

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In July 2004, our IVR service was temporarily terminated by China Mobile, citing that we had provided inappropriate content to our mobile subscribers through our IVR service. In January 2005, the GAPPRFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. The GAPPRFT and other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows. We are not sure whether mobile operators, including China Mobile and China Unicom, or the Chinese government will find our other mobile content inappropriate and therefore prevent us from operating the MVAS relating to such content in the future. If they prevent us from offering such services, our profit from MVAS will suffer.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. The web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our website traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

As of December 31, 2013, we had approximately $1,844.5 million in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.  Weibo Internet Technology (China) Co., Ltd. (Weibo Technology), our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, and will be eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Weibo Technology has not applied for any preferential tax treatments yet due to its cumulative loss, and it may apply for preferential tax treatment as a “software enterprise” when it begins to generate profits. Its qualification as a “software enterprise” is subject to annual evaluation and a two-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

Due to our operation and tax structures in China, our PRC subsidiaries have entered into technical and other service agreements with our VIEs. We incur a value added tax of up to 6% when our subsidiaries receive services fees from the VIEs pursuant to such service agreements, which we include in our operating expenses as the cost of transferring economic benefit generated from these VIEs. The Enterprise Income Tax Law and its implementing rules emphasize the arm’s length basis for transactions between related entities. If PRC tax authorities were to determine that our transfer pricing structure was not on an arm’s length basis and therefore constitutes a favorable transfer pricing, they could request our VIEs to adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our VIEs’ tax expenses, which could subject our VIEs to late payment fees and other penalties for underpayment of taxes, and/or could result in the loss of tax benefits available to our subsidiaries in China.

The Enterprise Income Tax Law treats a foreign enterprise whose “de facto management body” is located in China as a resident enterprise for PRC tax purposes and subjects such enterprise to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that our operations outside the PRC are likely to be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the Enterprise Income Tax Law, if we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25%.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes and interest payments on the notes, dividends distributed to our non-PRC investors and gains realized by our non-PRC noteholders and shareholders from the transfer of our notes or shares may be subject to PRC withholding taxes under the EIT Law.

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly invested in and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, interest payments on the notes and any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC noteholders or shareholders from the transfer of our notes or shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on interest payments on the notes payable to our non-PRC noteholders, our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC noteholders and shareholders from transfer of our notes or shares, their investment in our notes or shares may be materially and adversely affected. The current policy approved by our board of directors allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in our company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct transactions involving our corporate structure. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen

Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC

Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries and VIEs under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.” If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

Regulations on virtual currency may adversely affect our game operations revenues.

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on Weibo. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. Although we believe we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case these regulations could have an adverse effect on our game-related revenues.

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

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

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

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Antimonopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these rules, we do not believe we are required to submit our existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face certain risks relating to the real properties that we lease.

We primarily lease office space from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in China and the PCAOB is currently unable to conduct inspections on auditors in China without the approval of the PRC authorities. Therefore, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms have appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big 4 PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act following the listing of our shares in the U.S., which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Global Select Market, in which case our market capitalization may decline sharply and the value of your investment in our shares may be materially and adversely affected.

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

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2011, we recorded a goodwill impairment charge of $68.9 million related to our MVAS business. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

Risks Related to Our Shares

Our share price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the year ended December 31, 2013, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $46.26 to $91.07 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In January 2014, CNNIC released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of Weibo’s users had declined by 9.2% from 2012 to 2013. Our share price fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2013 and we do not expect to be one for our taxable year ending December 31, 2014 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any other taxable year.

If we are characterized as a PFIC for any year, a U.S. Holder (as defined below under “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our notes or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  For more information, see “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

The conversion of some or all of the notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

Item 4.           Information on the Company

A.                                   History and Development of the Company

SINA Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co., Ltd. and California-based SINANET.com. In April 2000, our company completed the initial public offering and was listed on the NASDAQ market. Our company was incorporated under the law of the Cayman Islands and is headquartered in Shanghai, China. With offices throughout mainland China, Hong Kong, Taiwan and the U.S., our principal place of operations is located at 20/F Beijing Ideal International Plaza, No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China. The telephone number of SINA at this address is (86)10-8262-8888.

The primary focus of SINA’s operations is in China, where the majority of the Company’s revenues are derived. SINA’s business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd., Beijing SINA payment Technology Co., Ltd,  Weibo Internet Technology (China) Co., Ltd. (Weibo Technology) and significant VIEs and VIE subsidiary, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd., Beijing Weimeng Technology Co., Ltd and Weibo Interactive Internet Technology Co., Ltd.

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

SINA has made investments in certain internet sectors that it has chosen to participate through investments rather than organic development as well as in areas that it believes are strategic to extend its online ecosystem. For example, in August 2011, SINA purchased 9% of the issued and outstanding shares of Tudou, an online video company in China, which was merged into a wholly owned subsidiary of Youku in August 2012. The Company’s Tudou shares were converted into shares of the combined company, Youku Tudou Inc. In October 2011, SINA invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group.

In November 2013 we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, holders may require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date. The notes will mature on December 1, 2018. The notes will be convertible into our ordinary shares, at the option of the holders, based on an initial conversion rate of 8.0841 of ordinary shares per $1,000 principal amount of notes.

On April 17, 2014, our subsidiary, Weibo listed its American depositary shares, each representing one Class A ordinary share of Weibo (the “Weibo ADSs”), on the NASDAQ Global Select Market in connection with an initial public offering of Weibo. Weibo offered a total of 19,320,000 Weibo ADSs, representing 19,320,000 Class A ordinary shares, in connection with its initial public offering, of which 6,000,000 ADSs were allotted to Ali WB Investment Holding Ltd., or Ali WB, a wholly owned subsidiary of Alibaba.  Concurrently with the initial public offering, Ali WB acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. Subsequent to its initial public offering, Weibo repurchased 2,923,478 ordinary shares from our company with the proceeds from the issuance of ordinary shares to Ali WB in the private placement. Following these transactions, we remained the majority shareholder of Weibo, holding approximately 58% of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding approximately 32% of Weibo’s total outstanding shares.

B.                                    Business Overview

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content (“UGC”) in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com. SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Over the years, we have built a broad content network with thousands of professional media partners and accumulated a large mainstream user base, including well-educated, white-collar professionals.

SINA mobile. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format, such as SINA News, SINA Sports, SINA Finance, SINA Entertainment and SINA Blog.

Weibo. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Market Opportunities

Our primary focus is on the Chinese market. The success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2013 grew 7.7% year over year to RMB56.9 trillion ($9.2 trillion) and China is the second largest economy in the world. The same study showed that China’s annual disposable income per capita for urban households climbed from RMB13,786 ($2,184) in 2007 to RMB26,995 ($4,358) in 2013, representing a compound annual growth rate (“CAGR”) of 12%. During the same period, China’s retail sales of consumer goods grew from RMB9.3 trillion ($1.5 trillion) to RMB23.8 trillion ($3.8 trillion), representing a CAGR of 17%. According to the survey by China Internet Network Information Center (“CNNIC”), the number of Internet users in China grew by 54 million in 2013 to reach 618 million as of December 31, 2013. The large user base makes China an attractive market for our company to expand our product offerings and to grow our revenue streams.

In January 2014, the MIIT reported that the number of mobile phone users in China has achieved 1.2 billion in December 2013. Mobile users with 3G capabilities reached 402 million at the end of December 2013, an increase of 169 million from the end of 2012. In a press release issued in September 2013, Internet Data Center (“IDC”) estimated that China’s smartphone shipments will exceed 450 million in 2014. Many Internet users in China today do not have 24/7 access to the Internet, as their access is limited to computers at work and Internet cafes. The increasing adoption of smart phones and tablets with 3G and Wi-Fi capabilities in China could further shift media consumption from offline onto the Internet, particular on mobile devices.

Properties and Product Offerings

We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services. We offer both brand advertising services in display ad formats on SINA portal and Weibo, as well as performance-based online marketing solutions on Weibo, such as promoted feeds. Non-advertising revenues include revenues from MVAS, Weibo value-added services (“Weibo VAS”), online games and other fee-based services.

SINA.com

SINA.com is an online brand advertising property. Our advertising product offerings consist of banner, button, text-link and in-stream video advertisements that appear on pages within the SINA network, channel and promotional sponsorships, and advertising campaign design and management services. Our primary advertising and sponsorship client base for advertising and sponsorships includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

SINA.com’s network consists of four destination websites dedicated to the Chinese communities across the globe: Mainland China (www.sina.com.cn), Taiwan (www.sina.com.tw), Hong Kong (www.sina.com.hk), and overseas Chinese in North America (www.sina.com). Each destination site consists of Chinese-language news and content organized into interest-based channels. The sites offer extensive community and communication services and sophisticated web navigation capability through website search and directory services.

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

SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, Beijing TV Station (“BTV”), China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News, users have an easy access to breaking news coverage from multiple sources and points of view.

SINA Technology.  SINA Technology provides updates on recent activities of high-tech corporations as well as industry trends in China and worldwide.

SINA Digital. SINA Digital offers in-depth reviews of digital products, including mobile phones, desktops, notebook computers, tablets, digital cameras and other consumer electronics such as televisions . Product search function is also provided on this channel.

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

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, including News, Sports, Entertainment, Music, Financial, Documentaries, and Movie Premieres. SINA Video also allows users to upload, publish and manage user generated videos. For the risks concerning the revocation of our License for Online Transmission of Audio-Visual Programs, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

SINA Mobile

SINA mobile portal, SINA.cn delivers the latest information and entertainment content from SINA.com to mobile users via WAP. Key channels on SINA.cn include news, sports, finance and video. Users may also access SINA blog from this mobile portal. SINA also offers the latest information and entertainment content in mobile application formats, including SINA News, SINA Sports, SINA Finance, SINA Entertainment and SINA Blog.

Weibo

Based on an open platform architecture to host organically developed and third party applications, Weibo is a social media platform for people to create, distribute and discover Chinese-language content. Weibo’s product development approach is centered on building simple and useful tools to enable its users to access Weibo to interact with others on the Weibo platform in real time, particularly leveraging its robust mobile functionalities. Weibo platform is compatible with all major mobile operating systems, including Android, iOS, Symbian, Windows and Blackberry, and is accessible through mobile apps, mobile websites, personal computer apps and personal computer websites. Weibo users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Products for Users

Self-Expression Products. Weibo offers the following products to enable users to express themselves on Weibo platform:

•      Feeds. Weibo enables users to express and share their ideas, opinions and stories in the form of text and attach multimedia, including photos, music, short videos and long-form content. The text in a feed is limited to 140 Chinese characters.

•      Pages. Each user has a Page that displays the user’s profile and feeds. Basic information about a user, including the username, Weibo account number, geography and a short biography, is available on the user’s Page. Users with verified authentic identity information will have a “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•      Professional Pages. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, ad campaigns and payment processing on Weibo.

Social Products. Weibo offers the following mechanisms to promote social interaction between users on Weibo platform:

•      Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.

•      Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.

•      @Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.

•      Messaging. Users can send private messages in the form of text or voice recordings and can attach photos, short videos or other files.

Discovery Products. Weibo offers the following products to help users discover content on Weibo platform:

•      Information Feeds.  The information feed resides on the user’s home page. Each user’s information feed displays a regularly updating flow of feeds posted by that user and by other users he or she has decided to follow.

•      Search. Our search function allows users to search our platform for feeds, users, apps and pictures by keyword and hashtag.

•      Object Pages. We work with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and movie theaters) and create Weibo Pages for their objects, otherwise known as object Pages. Users can visit these object Pages to find rich content on these objects and interact with other users of similar interest.

•      Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Users may view feeds under each trending topic and participate in the discussion.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Weibo Games. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Weibo games allow players to interact with each other and send feeds to their followers while playing. Most Weibo games are offered for free and some games allow users to purchase virtual currency, known as Weibo Credit, to redeem virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

VIP Membership. Weibo VIP membership offers our users certain services and functions that are not available to regular users. With these additional functions, VIP members can follow more users, have more ways to personalize their Pages, can send voice feeds, enjoy more cloud storage, receive additional options to manage information flow and followers, receive SMS notification of Weibo account activity and have access to premium games. VIP membership is available through monthly or annual subscriptions.

Weibo Apps. We have developed mobile apps to further enrich the service offerings of Weibo. For example, we recently released Weibo Headlines, which aggregates news and information from Weibo and delivers them in an information feed format based on the level of popularity on Weibo as well as a user’s social interest graph. Other apps include Weibo Weather, a leading weather app in China that features photos from cities where the users choose to keep track of weather as well as other interesting information from Weibo, and WeiDisk, a cloud-based app for both mobile devices and personal computers that allows users to store and share documents, photos and other large files within Weibo’s virtual storage space and set access restriction based on Weibo relationships.

Products for Advertising and Marketing Customers

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include both large companies and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Ads. Social display ads appear on a user’s home page and other pages. When users click on the social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Weibo’s promoted marketing products include the following:

•      Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our social interest graph recommendation engine to improve the relevance of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and producing earned media value to our customers. Targeting different customer segments, we offer various tailored promoted feeds solutions to SMEs, key account customers as well as individual users.

•      Promoted Accounts. Promoted accounts appear mainly in a column next to the information feed. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement using their Weibo Pages.

•      Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

We provide our advertising and marketing customers with analytical tools to enable them to track and improve the effectiveness of their campaigns on our platform.

Products for Platform Partners

We seek to provide our platform partners with tools and APIs that they can use to share their content to our platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Our platform partners include traditional and online media outlets as well as developers of games and other applications. We also offer Weibo Credit, which is a virtual currency that allows our users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Social Interest Graph Recommendation Engine

We have developed and are continuously refining our social interest graph recommendation engine, which is based on user actions such as Post, Repost, Comment, Like and Follow, social relationships, and demographic data such as age, gender and geography. Our social interest graph recommendation engine allows us and our customers to push content to Weibo users that they are more likely to find interesting and relevant.

Other Businesses and Products

MVAS. SINA’s MVAS allows users to receive news and information, download ring tones, mobile games and pictures, customize caller ring back tones, and participate in dating and friendship communities. MVAS is sold on a monthly subscription or pay-per-message basis and can be ordered via SINA.com or through mobile phones. MVAS is promoted on SINA’s portal and traditional media, including television and radio, as well as joint promotions through provincial operators. SINA relies on mobile operator systems, such as China Mobile’s Monternet platform and China Unicom’s UNI-Info platform, to deliver its MVAS and bill end users.

Game Portal. SINA’s game portal provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.

eReading. eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders. For the risks concerning the revocation of our Internet Publication License, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

Email. SINA’s Email services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Email supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.

Blog. SINA Blog is a popular website in China for bloggers to publish and read original writings.

Strategic Relationships

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB2.3 billion ($380 million) in advertising and social commerce services from Weibo and us.  Assuming the successful development of new products, business models and growth of effective traffic, we expect to generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, with non-Weibo portion not exceeding 15% of such revenues.

In addition, we have developed strategic relationships with a range of content, service, application and distribution partners in order to serve users more effectively and to extend its brand and services to a broader audience.

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

Seasonality

SINA has experienced seasonality in its online advertising business. Historically, the first calendar quarter has been the worst season for its advertising business due to the Lunar New Year holidays. Past performance may not be indicative of future trends, as the mix of advertising industry sectors, which may have different seasonality factors, may shift from quarter to quarter. Seasonality in our MVAS and other businesses is less apparent.

Competition

We provide online content and services for the global Chinese community, including but not limited to informational features, social media and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer various content and services targeting this community that compete with our offerings.

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

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MIIT, the various services of the PRC internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the SARFT (GAPPRFT was formed when the GAPP was combined with the SARFT in March 2013),, the Ministry of Education (“MOE”), the MOC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. The Telecom Regulations set out the general framework under which domestic Chinese companies such as our subsidiaries and VIEs may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business”, an attachment to the Telecom Regulations and updated by MIIT’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.

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

According to the Measures for the Administration of internet Information Services described below, an enterprise must obtain a license for operating value-added telecommunication services to conduct internet content service businesses. When the internet content involves areas of news, publishing, audio-visual programs, education, medicine, health, pharmaceuticals and medical equipment, which are regulated by MOC, MOE, MOH, GAPPRET and other governmental authorities, respectively, the enterprise must also obtain permission from responsible national authorities.

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

In order to further strengthen the administration of FITEs, the MII Circular 2006 provides that (i) any domain name used by a value-added telecom carrier shall be legally owned by such carrier or its shareholder(s); (ii) any trademark used by a value-added telecom carrier shall be legally owned by the carrier or its shareholder(s); (iii) the operation site and facilities of a value-added telecom carrier shall be installed within the scope as prescribed by operating licenses obtained by the carrier and shall correspond to the value-added telecom services that the carrier has been approved to provide; and (iv) a value-added telecom carrier shall establish or improve the measures of ensuring safety of network information. If a license holder fails to comply with the requirements in the MII Notice or cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications business operating licenses. As to the companies which have obtained the operating licenses for value-added telecom services, they are required to conduct self-examination and self-correction according to these requirements and report the result of such self-examination and self-correction to the MII.

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

Internet Information Services

The Measures for the Administration of internet Information Services, or the ICP Measures, went into effect on September 25, 2000. Under the ICP Measures, any entity providing information to online internet users must obtain an operating license from the MIIT or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national and local authorities prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must exam their websites to remove categories of harmful content that are broadly defined. This obligation reiterates internet content restrictions set by other ministries over the past few years. In addition, the ICP Measures require ICP operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. On July 4, 2010, the approval requirement for providing BBS services was eliminated by the PRC State Council. However, in practice, the government authorities in Beijing still require the relevant ICP operators to obtain such approvals for providing of BBS services.

The ICP Company currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by the MIIT authorizing the ICP Company to operate bulletin board system or BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by the MIIT authorizing StarVI to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License, which was issued in November 2011 by the MIIT authorizing Wangxing to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Beijing Weimeng Technology Co., Ltd (“Weimeng”) currently holds a Telecommunication and Information Services Operating License, which was issued on August 10, 2010 by Beijing branch of the MIIT authorizing Weimeng to provide internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through August 10, 2015 and is subject to annual inspection.

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

In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films.  This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

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

We received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on our website in April 2014. These alleged violations relate to the distribution of certain video content on our video sharing service channel, video.sina.com.cn, that the authorities deemed to be in violation of the restrictions against “unhealthy and indecent” content under PRC law.  We have been informed that as an administrative penalty for these violations, the State Administration of Press, Publication, Radio, Film and Television has proposed revoking the Company’s Internet Publication License and License for Online Transmission of Audio-Visual Programs.  We intend to fully cooperate with the relevant government authorities and take appropriate actions as necessary to address their concerns.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

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

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through September 6, 2015 and is subject to annual inspection.

MVAS

On March 1, 2009, the MIIT promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which superseded the relevant measures published by the MIIT in 2001. These measures require an entity to obtain a business permit, which is divided into two categories — license for basic telecom services and license for value-added telecom services, in order to operate a telecommunication business. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License issued on July 7, 2009 by the MIIT authorizing the ICP Company to provide nationwide value-added telecommunications services (excluding fixed line phone call information services and internet information services). The license is valid through July 7, 2014 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through April 9, 2018 and subject to annual inspection.

Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on December 9, 2010 by the MIIT authorizing Xunlong to provide nationwide information services (excluding fixed line phone call information services and internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

StarVI currently holds a Value-Added Telecommunications Services Operating License issued on September 16, 2009 by the MIIT authorizing StarVI to provide nationwide information services (excluding fixed line phone call information services and internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Wangxing currently holds a Value-Added Telecommunication Services Operating License issued on November 11, 2011 by the MIIT authorizing Wangxing to provide nationwide value-added telecommunication services in the second category (excluding fixed line phone call information services and internet information services). The license is valid through September 16, 2014 and is subject to annual inspection.

Beijing Western-net Network Technology Co., Ltd. (“Western-net”) currently holds a Value-Added Telecommunication Services Operating License issued on March 1, 2010 by MIIT, authorizing the company to provide nationwide information services (excluding fixed line phone call information services and internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Beijing Western-net Network Technology Co., Ltd. has been approved to provide MVAS in Beijing. The license is valid through March 1, 2015 and is subject to annual inspection.

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

We received two notices from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on our website in April 2014. These alleged violations relate to the distribution of certain literary content on our channel book.sina.com.cn that the authorities have deemed to be in violation of the restrictions against “unhealthy and indecent” content under PRC Law.  We have been informed that as an administrative penalty for these violations, the State Administration of Press, Publication, Radio, Film and Television has proposed revoking the Company’s Internet Publication License. In addition, the Beijing Municipal Cultural Market Administrative Law Enforcement Unit has proposed imposing an administrative fine.  The authority also determined that the revenues derived from the alleged violation relating to the reading channel was RMB508,581 ($82,029), and we may be subject to an administrative fine ranging from five to ten times of such revenues pursuant to the Provisional Rules for the Administration of Internet Publishing. It is our understanding that these administrative penalties are part of the PRC government’s campaign to clean up unhealthy and indecent content on the internet.  We intend to fully cooperate with the relevant government authorities and take appropriate actions as necessary to address their concerns. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

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

On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of internet Games and the Examination and Approval of Imported internet Games” or Circular 13. Circular 13 expressly prohibits foreign investors from participating in the operation of internet games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In addition, according to circular 13, GAPP’s approval is required for publishing any specific imported online games and any imported online game which is not examined and approved by GAPP is not allowed to be published online. It is not clear yet as to whether other PRC government authorities, such as the MOFCOM or the MIIT will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

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

Star VI and the ICP Company hold Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

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

We received two notices from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on our website in April 2014 These alleged violations relate to the distribution of certain literary content on our channel book.sina.com.cn that the authorities have deemed to be in violation of the restrictions against “unhealthy and indecent” content under PRC Law.  We have been informed that as an administrative penalty for these violations, the State Administration of Press, Publication, Radio, Film and Television has proposed revoking the Company’s Internet Publication License. In addition, the Beijing Municipal Cultural Market Administrative Law Enforcement Unit has proposed imposing an administrative fine. The authority also determined that the revenues derived from the alleged violation relating to the reading channel was RMB508,581 ($82,029), and we may be subject to an administrative fine ranging from five to ten times of such revenues pursuant to the Provisional Rules for the Administration of Internet Publishing. It is our understanding that these administrative penalties are part of the PRC government’s campaign to clean up unhealthy and indecent content on the internet.  We intend to fully cooperate with the relevant government authorities and take appropriate actions as necessary to address their concerns. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

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

Several of our wholly owned subsidiaries and VIEs have an approved business scope to carry out the design, production, issuance and agency of advertisements. These entity include Beijing SINA Advertising Co., Ltd., Shanghai SINA Advertising Co., Ltd., and Weimeng.

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

Online Payment

On June, 14, 2010, the People’s Bank of China promulgated the Measures for the Administration of Payment Services of Non-Financial Institutions (“The Measures”), which took effect on September 1, 2010. On December 1, 2010, the People’s Bank of China promulgated implementing rules for the Measures. The Measures and the implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in payment business within a province must be at least RMB30 million. Beijing Sina payment Technology Co., Ltd., a wholly owned subsidiary of the ICP Company, has obtained a Payment Service License from the People’s Bank of China valid until July 5, 2018, which enables us to engage in nationwide online payment business through the internet and mobile phones.

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

•                  Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•                  Measures for the Administration of Commercial Website Filings for the Record (2000) their Implementing Rules (2000);

•                  Measures for the Administration of IP Address Archiving (2005);

•                  Provision on Technical Measures for Internet Security Protection (2005);

•                  Administrative Measures for the Graded Protection of Information Security (2007); and

•                  Several Provisions on Regulating the Market Order of Internet Information Services (2012).

These laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these laws and regulations, it is mandatory for internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or the MIIT or their respective local counterparts.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT and became effective on March 15, 2012, internet service providers may not, without a user’s consent, collect the user’ personal information that can be used, alone or in combination with other information, to identify the user, and may not provide any user’s personal information to third parties without the prior consent of the user. Internet service providers may only collect users’ personal information necessary to provide their services and must expressly inform the users of the method, scope and purpose of the collection and processing of such information.  They are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if such information is suspected to have been inappropriately disclosed.  We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we are not in compliance with these provisions, the MIIT or its local counterparts may impose penalties and we may be liable for damage caused to our users. On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information to further enhance the protection of users’ personal information in electronic form. Most requirements under this decision relevant to internet service providers are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader.  Under this decision, internet service providers are required to take such technical and other measures necessary to safeguard the information against inappropriate disclosure. On July 16, 2013, MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed above. Under the Order, these requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability.

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

Internet Copyright

The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of copyright pledges. The National Copyright Administration and the MII jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005 to address copyright infringement issue related to the content posted or transmitted over the internet, which became effective on May 30, 2005.  According to these measures, providing internet content directly in the course of internet information service activities shall be governed by the Copyrights Law, which includes the uploading, storing, linking, search and other functions of such content directly provided over the internet without any editing, amending or selecting the stored or transmitted content.

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

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 provides that if PRC residents use assets or equity interests in their PRC entities to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies for the purpose of overseas capital financing, they must register with local SAFE branches with respect to their investments in offshore companies. Circular No. 75 also requires PRC residents to file changes to their registration if their special purpose companies undergo material events, such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, or provision of guaranty to a foreign party. Since May 2007, SAFE has issued a series of guidance to its local branches with respect to the operational process with regard to Circular No. 75. Since May 2007, SAFE has issued a series of guidance to its local branches to further clarify the SAFE registration process.

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

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2013, five of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law, evidencing their high and new technology enterprises status.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2013, two of our subsidiaries in China were qualified as software enterprises under the EIT Law and enjoyed or planned to enjoy the tax holiday of software enterprises.

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

Pursuant to a pilot program (the “Pilot Program”) launched by the PRC government, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business. Our MVAS revenue is not within the scope of the pilot plan and is still subject to the business tax of 3%.

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

•                  the Regulation on Occupational Injury Insurance (2011);

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

C.                                    Organizational Structure

SINA is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and VIEs. The following diagram illustrate our corporate structure as of the date of this annual report:

Equity interest for companies.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreements, exclusive sales agency agreements and trademark license agreements. See “—C. Organizational Structure.”

(1)

Shareholders of the IAD Company include two of non-executive PRC employees, Y. Liu and W. Wang, each holding 50% of IAD Company equity interest. The registered capital of the IAD Company is $24.8 million.

(2)

Shareholders of the ICP Company including H. Du. and T. Chen, our executive officers, holding 27.1% and 22.8% equity interest respectively, and Y. Wang a director of our company, holding 0.2% equity interest.  The remaining 22.8% equity interest is held by D. Lin, a non-executive PRC employee of the Company, and 27.1% equity interest is held by G. Xie, a former employee.  The registered capital of the ICP Company is $19.0 million.

(3)

Shareholders of StarVI include non-executive PRC employees, G. Wang, L. Wei and X. Yi, holding 40%, 30% and 30% of StarVI’s equity interest, respectively. The registered capital of StarVI is $1.2 million.

(4)	Shareholders of Xunlong include two non-executive PRC employees, H. Su and B. Luo, holding 55% and 45% of Xunlong’s equity interest, respectively. The registered capital of Xunlong is $1.2 million.

(5)

Shareholders of Wangxing include two non-executive PRC employees, X. Wang and X. Wang, holding 45% and 55% of  Wangxing equity interest, respectively. The registered capital of Wangxing is $1.2 million.

(6)

Shareholders of Weimeng include four non-executive PRC employees, Y. Liu, W. Wang, Y. Lu and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The nominee shareholders of the Company’s VIEs have immaterial stake in the Company. The registered capital of Weimeng is $9.1 million.

(7)

Beijing Weibo Interactive Technology Co., Ltd. (“Weibo Interactive”), an online-game platform company, was acquired by the IAD Company in May 2013.  The entire equity interest in Weibo Interactive was transferred to Weimeng in December 2013.  The registered capital of Weibo Interactive is $5.5 million.

(8)	The nominee shareholders of our VIEs have immaterial stake in our company.

Contractual Arrangements with VIEs and their respective shareholders

In order to comply with the PRC government’s foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services, advertising and MVAS in China via our significant domestic VIEs:

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2013, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $35.9 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements:

Loan Agreements. One of our wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd(“STC”), or Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of the loans is ten years in general, except for certain loans related to the ICP Company which have a term of five years.  STC, or Weibo Technology in the case of Weimeng, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the VIEs has granted STC, or Weibo Technology in the case of Weimeng, an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection. STC, or Weibo Technology in the case of Weimeng, may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, have fully performed their obligations under this agreement, and (ii) the respective shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIEs and STC, or Weibo Technology in the case of Weimeng, have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. The loan repayment agreements will be effective until the earlier of (i) the shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, have fully performed their obligations under the respective agreement, and (ii) the respective shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized STC, or Weibo Technology in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC, or Weibo Technology in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or Weibo Technology in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or Weibo Technology in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC, or Weibo Technology in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, and (iii) STC or Weibo Technology in the case of Weimeng, unilaterally consents to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements. Each of the VIEs has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE.  These exclusive technical services agreements will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.  Due to their control over the respective VIEs, our wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies.

Xunlong, one of our VIEs, has engaged STC to provide technical services for its internet information service and MVAS businesses and STC has the sole right to appoint any company or companies at its discretion to perform such technical services. Beijing New Media Information Technology Co., Ltd., or NMIT, our wholly owned subsidiary, has been appointed by STC to perform technical services for Xunlong. Xunlong is obligated to pay service fees based on the hourly rate of NMIT’s engineers.

Wangxing, one of our VIEs, has also entered into a technical services agreement with STC with terms and rights substantially identical to the technical services agreement entered into between Xunlong and STC for the internet information service and MVAS businesses described above.

The ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC based on the hourly rate of STC’s engineers.

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

Weimeng, one of our VIEs, has engaged Weibo Technology to provide technical services for its online advertising and other related businesses.

Exclusive Sales Agency Agreements. Each of the VIEs has granted STC, or Weibo Technology in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sales agency agreements will not expire until the respective VIEs dissolve. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

Trademark License Agreements. STC, or Weibo Technology in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in case of Weimeng. The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or Weibo Technology in case of Weimeng. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

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

D.                                    Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Tianjin, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 43,075 square meters in Beijing, China. We also have sales, marketing and other operations at satellite offices across China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2017. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

We signed an agreement in July 2012 with Beijing Zhong Guan Cun Software Park Development Company Limited to purchase a parcel of land for the construction of office building, at a price of approximately $35.3 million. The first two installments of approximately $21.2 million were paid in 2012, and the remaining approximately $14.1 million was paid in January 2013.

In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be ranging from $180 million to $200 million, to be paid in installments over the construction period. An amount of RMB318.0 million ($51.3 million) construction costs has been paid in 2013.

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

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps), Weibo (social media) enable internet users to access professional media and UGC in multimedia formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com. SINA.com offers distinct and targeted professional content on each of its region-specific websites and a range of complementary offerings. Over years, we have built a broad content network with thousands of professional media partners and accumulated a large mainstream user base, including well-educated, white-collar professionals.

SINA mobile. Our mobile portal, SINA.cn, provides information and entertainment content from SINA.com customized for mobile users. We have also developed a broad range of mobile apps such as SINA News, SINA Sports, SINA Finance and SINA Entertainment to complement our mobile offering.

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2013, Weibo had had 129.1 million monthly active users and 61.4 million average daily active users, with over 70% monthly active users accessed Weibo from mobile devices at least once during the month.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. We offer both brand advertising services in display ad formats on SINA portal and Weibo, as well as performance-based online marketing solutions on Weibo, such as promoted feeds. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services.

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, the launch of Weibo advertising and marketing solutions to brand advertisers in 2012 and to small and medium enterprises as well as to Alibaba and e-commerce merchants in 2013 helped increased the demand for our online advertising in 2013. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

Factors directly affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising and other businesses also depends on our ability to react to risks and challenges, including:

•                  our ability to adapt our content, product offerings and monetization model to the increasing usage of smart phones, tablets and other mobile devices and sustain the monetization of PC traffic while the proportion of internet traffic shifts to mobile

•                  increasing competition in the core areas of our business, including mobile, video, portal verticals (including news, auto, finance and sports) and social media;

•                  our ability to achieve sustainable revenue growth and profitability for our social media Weibo and fully implement and capitalize upon the strategic alliance between our affiliates and entities affiliated with the Alibaba Group;

•                  our ability to continue to increase the strength of our brands and develop new brands successfully in the marketplace;

•                  our ability to keep up with the rapid technological changes of the internet industry and develop and introduce new products and services;

•                  our ability to meet internal or external expectations of future performance;

•                  the ability of the online advertising market in China to continue to grow and the rate of such growth;

•                  China’s complex legal system governing the internet and advertising related industries;

•                  Changes in practice, policy or law by the Chinese government in connection with our advertising and other businesses;

•                  the performance of our equity investments; and

•                  the risks associated with our control over our variable interest entities.

Our MVAS revenues have been declining in recent years due to continuous changes in mobile operator policies and fierce market competition. We expect this trend to continue in the near future, particularly as mobile users in China upgrade from feature phones to smartphones and the increased adoption of Wi-Fi connections and 3G/4G networks. Although we believe it is strategically important to stay in the MVAS business, we are shifting our resources away from MVAS to other fee-based services, such as Weibo VAS, to address the changing demands in China.

We have made significant investments in the development of Weibo and other initiatives, such as expanding our online video offerings, growing our user traffic and attracting new advertisers and partners to better position us for the future. Such initiatives have increased our spending in product and partnership development, advertising and promotion, content purchases and infrastructure procurement. We expect to continue to increase our investments in Weibo and other products in absolute dollar terms in the near future, which may continue to hamper our gross margin and profitability.

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

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. As part of the strategic alliance Alibaba has committed to purchase approximately RMB 2.3 billion ($380 million) in advertising and social commerce services from Weibo and us. Assuming the successful development of new products, business models and growth of effective traffic, we expect to generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, with non-Weibo portion not exceeding 15% of such revenues. Separately, Alibaba, through a wholly owned subsidiary, invested $585.8 million to purchase preferred and ordinary shares representing approximately 18% of Weibo on a fully diluted basis. We also granted an option to Ali WB to enable Ali WB to increase its ownership in Weibo up to 30% on a fully diluted basis at a mutually agreed valuation within a certain period of time in the future.

In April 2014, Weibo listed its American depositary shares on the NASDAQ Global Select Market in connection with its initial public offering. As a part of the offering, 6,000,000 Weibo ADSs were allotted to Ali WB. Concurrently with the initial public offering, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. Subsequent to its initial public offering, Weibo repurchased 2,923,478 ordinary shares from our company with the proceeds from the issuance of ordinary shares to Ali WB in the private placement. Following these transactions, we remained the majority shareholder of Weibo, holding approximately 58% of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding approximately 32% of Weibo’s total outstanding shares.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to recognition of non-controlling interests, fair value, net income (loss) per share, business combination, goodwill and other long-lived assets, long-term investments, revenue recognition, allowance for doubtful accounts, stock-based compensation, taxation and foreign currency. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Non-controlling interests

For our majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to SINA as the controlling shareholder. The majority of our non-controlling interests relate to the operations of Weibo. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo’s net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in our consolidated statements of comprehensive income (loss). Pursuant to the liquidation terms and redemption terms of the preferred shares, any net income or loss by Weibo will not be allocated to the non-controlling preferred shareholders. Non-controlling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated financial statements to distinguish the interests from ours.

Fair value

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Certain financial assets, including investments under cost method and equity method, are marked to fair value upon an other-than-temporary basis and intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

We measure certain financial assets, including our investments under cost method and equity method on an other-than-temporary basis and measures intangible assets, goodwill and fixed assets, at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximates fair value.

Investor option liability

The fair values of the preferred shares and ordinary shares granted to Alibaba were derived from the income approach by applying the discounted cash flow method based on management’s best estimate of projected cash flow as of the Transaction Date. Determination of the estimated fair values requires complex and subjective judgments due to Weibo’s limited financial and operating history, unique business risks and limited public information on companies in China similar to the business of Weibo. We utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario. These assumptions are subjective and have inherent uncertainties. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period. Potential ordinary shares include options to purchase ordinary shares, restricted share units, and conversion of convertible debt, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, we take into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which we hold equity interests, including long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

Business combination

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). In a business combination achieved in stages, we remeasure our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

Goodwill and other long-lived assets

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We test goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, we adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Long-lived assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their useful lives, generally from two to ten years.

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

Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight- line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies and limited partnerships. For equity investments over which we do not have significant influence, the cost method of accounting is used. For long-term investments in shares that are not common stock or in-substance common stock and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies that we have virtually no influence are accounted for using the cost method. We account for common-stock-equivalent equity investments and limited partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control using the equity method. We account for our investment in E-House/CRIC using the equity method of accounting. Following the acquisition date, we record our share of the results of CRIC one quarter in arrears within earnings from long-term investments. CRIC completed the privatization transaction, merged into and became a 100% subsidiary of E-House on April 20, 2012. Ordinary shares of CRIC held by us were converted to ordinary shares of E-House upon the completion of the transaction. Following the share conversion, we have recorded our share of results of E-House one quarter in arrears with earnings from long-term investments.

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

Revenue recognition

Advertising

Our advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our websites or platform, in particular formats and over particular periods of time. We enter into cost per day (“CPD”) advertising arrangements with customers, under which we recognize revenues ratably over the contract periods.  Our advertising revenues are also from display advertising arrangements, which are recognized ratably over the contract period of display, when the collectability is reasonably assured. We enter into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which we recognize revenues based on the number of times that the advertisement has been displayed.

Promoted marketing arrangements are primarily priced based on CPM or cost per engagement (“CPE”). An engagement may include when a user clicks on a link, becomes a follower of the marketing customer account, shares the promoted feed or marks the feed as a favorite. Under the CPM model, our customers are obligated to pay when the advertisement is displayed, while under the CPE model, our customers are obligated to pay based on the number of engagements with the marketing feed.

Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions.

In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable), which required the arrangement consideration be allocated to all deliverables at the inception of the arrangement on the following basis (a) vendor-specific objective evidence (“VSOE”) of selling price, if it exists, otherwise, (b) third-party evidence (“TPE”) of the selling price. If neither (a) nor (b) exists, then use (c) management’s best estimate of the selling price of the deliverable. We primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimation of the selling price has taken into consideration of the pricing of advertising areas of our websites or platform with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. We recognize revenue on the elements delivered and defers the recognition of revenue for the undelivered elements until the remaining obligations have been satisfied. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Fee-based revenues

We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators not being met, we would have to record our MVAS revenues on a net basis. Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months of historical rates if such historical average is available. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted. During all the periods presented, the adjustments based on the subsequent billing statements are not material.  Changes in judgments on assumptions and estimates stated above for MVAS revenues could materially impact the timing and/or amount of revenue recognition.

Other fee-based services allow our users to subscribe to services on our websites or platform including, game-related services, VIP membership, e-reading and paid personal/corporate email services and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

The game-related revenues are generated from the purchase of virtual items by game players through our platforms. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by game player into in-game credits (game tokens) that can be used to purchase virtual items in online games.  We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

We have determined that the game developers are the primary obligors for the game-related services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issue. Accordingly, we record game-related revenues net of predetermined revenue-sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sales of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenue is recorded as deferred revenues.

Game-related revenues recognition involves management judgments, such as the determination of who is the principal in providing game-related services and estimating the consumption period of in-game credits. We assess the estimated consumption period periodically, taking into consideration of the actual consumption information, types of virtual items offered in the game and user behavior patterns, including average recharge interval and estimated user relationship on the game. Using different assumptions to calculate the revenue recognition of games-related revenues may cause the results to be significantly different. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $ 10.4 million, $3.9 million and $2.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Stock-based compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Shares of our subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

Determination of estimated fair value of our subsidiaries requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. We, with the assistance of our independent valuation firm, evaluated the use of two generally accepted valuation approaches. We used the income approach if a revenue model had been established, the market approach if information from comparable companies had been available, or a weighted blend of these two approaches if more than one is applicable, to estimate our subsidiaries’ enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for our option liability to Alibaba. Before April 2013, the market approach was primarily used to determine the fair value of our subsidiary’s ordinary shares. We selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. For periods beyond April 2013, the income approach was applied since the revenue model for our subsidiary had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as our business developed. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in our stock-based compensation expense could adversely affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

We recognize the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

We recognize the estimated compensation cost of performance-based restricted share units based on the fair value of the ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. We recognize the compensation cost, net of forfeitures, over the performance period. We also adjust the compensation cost based on the probability of performance goal achievement at the end of each reporting period.

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

Recent accounting pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance was effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial position, results of operations or cash flows.

A.                                    Operating Results

Net revenues

	Years Ended December 31,
							% of Change
	2013		2012		2011		YOY 2013	YOY 2012
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Portal Advertising	378,068	57	363,198	69	368,805	76	4	(2)
Weibo	188,313	28	65,929	12	—	—	186	—
Others	98,725	15	100,202	19	114,024	24	(1)	(12)
	665,106	100	529,329	100	482,829	100	26	10

Total net revenues increased 26% and 10% year-over-year in 2013 and 2012, respectively. The year-over-year increase in total net revenues in 2013 was mainly due to the growth of portal advertising and Weibo revenues, partially offset by the decrease in other revenues, particularly MVAS revenue. The year-over-year increase in total net revenues in 2012 was driven by the growth in Weibo revenues, as Weibo began monetization in 2012.  The year-over-year increase in total net revenues in 2012 was partially offset by a decrease in other revenues, particularly MVAS revenue. Our top ten customers in the aggregate accounted for approximately 26%, 17% and 15% of our advertising revenues in China in 2013, 2012 and 2011, respectively. Total large brand advertisers in China was approximately 795 in 2013, compared to approximately 877 and 860 in 2012 and 2011, respectively.

As a percentage of total net revenues, portal advertising revenues were 57%, 69% and 76% in 2013, 2012 and 2011, respectively, Weibo revenues were 28% and 12% in 2013 and 2012, while other revenues, including MVAS revenues, were 15%, 19% and 24%, respectively.

Portal Advertising

Our portal advertising revenues, which include advertising revenues from SINA.com as well as from SINA mobile properties, increased 4% year-over-year in 2013 and decreased 2% year-over-year in 2012. Substantially all of our portal advertising revenues are generated from China. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in 2013 and 2012, accounting for approximately 78% and 82%, respectively, of our portal advertising revenues in China.

One of the growth drivers of our portal advertising business is the migration of advertising dollars from offline traditional media to online media. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of the offering website. We maintain a variety of traffic metrics for our Internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these reasons and others, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

Weibo

	Years Ended December 31,
							% of Change
	2013		2012		2011		YOY 2013	YOY 2012
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Advertising and Marketing	148,426	22	51,049	9	—	—	191	—
Other Revenues	39,887	6	14,880	3	—	—	168	—
	188,313	28	65,929	12	—	—	186	—

We began to generate revenues from Weibo in the first half of 2012. Our revenues from Weibo increased by 186% year-over-year in 2013, due to the growth of existing revenue sources, including social display advertising for brand advertisers as well as fee-based services, such as game-related services and VIP membership, which are recorded in other revenues. During 2013, we introduced new revenue streams, including promoted feeds to small and medium enterprises, advertising to Alibaba and e-commerce merchants and data licensing.

Advertising and Marketing. Advertising and marketing revenues from Weibo grew 191% in 2013 from $51.0 million in 2012 to $148.4 million. The increase was mainly due to higher social display advertising revenue, including $49.1 million in revenue related to the strategic alliance with Alibaba. Excluding revenues from Alibaba, advertising and marketing revenues grew due to an increase in large brand advertisers as well as the launch of promoted feeds to small and medium enterprise customers.  Marketing revenues from small and medium enterprise customers in 2013 was approximately $17.7 million.

Other Revenues—Weibo. Other revenues from Weibo increased by 168% from $14.9 million in 2012 to $39.9 million in 2013. The increase was mainly due to a relatively low base in 2012, as Weibo began monetization. Our revenues from game-related services increased from $12.7 million in 2012 to $22.9 million in 2013 primarily due to an increase in average monthly revenue per paying account from $23.0 to $43.3 in 2013.  Our revenues from VIP membership increase from $2.2 million in 2012 to $11.1 million in 2013 primarily due to an increase in VIP members.  The increase in other revenues from Weibo in 2013 was also due to monetization from Weibo’s data licensing.

Other Revenues

	Years Ended December 31,
							% of Change
	2013		2012		2011		YOY 2013	YOY 2012
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
MVAS	60,287	9	69,008	13	83,457	18	(13)	(17)
Others	38,438	6	31,194	6	30,567	6	23	2
	98,725	15	100,202	19	114,024	24	(1)	(12)

MVAS. MVAS revenues declined 13% and 17% year over year in 2013 and 2012, respectively, mainly due to the decrease in MVAS revenues. Our MVAS revenues, consisting of 2G and 2.5G products, have been declining in recent years due to changes in operator policies, which have significantly reduced our ability to acquire new MVAS subscribers and have increased the churn rate of our existing monthly MVAS subscribers. As the market in China has shifted toward 3G, 4G and Wi-Fi enabled smartphones, we are deemphasizing the low-margin MVAS product lines and investing most of our mobile efforts in product lines more suitable for the new environment, such as Weibo value-added services. Key policy changes made by operators recently included the followings:

•                  In September 2012, China Unicom implemented a series of measures that limited the promotion of certain MVAS.  A MVAS provider may be penalized if the number of complaints against the provider related to non-compliance of China Unicom’s standard MVAS subscription procedure exceeds a given threshold.  Our MVAS revenues have been significantly affected by such measures.

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

Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as the MIIT and the SARFT, may announce additional measures or regulations in the future, which may adversely impact our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulatory changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.  For the reasons stated above, we expect a continual decline in revenues from MVAS.

Other Revenues—SINA. Other revenues from SINA include mainly amortized deferred revenues and fee-based services, such as online game and paid email services. In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC.  The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. Amortized deferred revenues were $18.7 million for each of the years between 2011 and 2013.  CRIC merged with E-House in April 2012 and the agreement rights have subsequently been reassigned to E-House’s subsidiary, Leju, which was spun off in April 2014.  The license agreements with Leju were extended to 2024.  Consequently, the unamortized balance of $103.1 million as of March 31, 2014 will be amortized on a straight-line basis until 2024.

Cost of revenues

	Years Ended December 31,
				% of Change
	2013	2012	2011	YOY 2013	YOY 2012
	(In thousands, except percentages)
	$	$	$	%	%
Portal Advertising	161,385	154,526	127,931	4	21
Weibo	59,891	46,429	29,527	29	57
Others	49,788	46,977	57,890	6	(19)
	271,064	247,932	215,348	9	15

Cost of revenues increased 9% and 15% year-over-year in 2013 and 2012, respectively.

Portal Advertising

Cost of portal advertising revenues consists primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, labor-related costs, stock-based compensation and equipment depreciation expenses. Cost of advertising revenues also includes 6.7% VAT and relevant surcharges (business tax and relevant surcharges of 5.6% before the implementation of the Pilot Program in 2012) and 3% cultural business construction fees on advertising revenues from China.

Cost of portal advertising revenues increased 4% year over year in 2013. The increase in costs of portal advertising revenues in 2013 was mainly due to the increase in direct labor costs of $8.1 million, bandwidth costs of $3.4 million, partially offset by the decrease in content cost and revenue sharing cost of $3.7 million. Direct labor costs increased resulting from an increase in production-related headcount as well as salary increases in general. Bandwidth costs increased primarily due to traffic growth, particularly from SINA’s video offerings. The year-over-year decrease in 2013 in content fees was primarily due to the one-time licensing of special content related to the 2012 Olympic Games.

Costs of portal advertising revenues increased 21% year-over-year in 2012 due to the increase in content fees and direct labor cost of $18.0 million, bandwidth of $5.4 million and business tax of $2.2 million. Content fees increased primarily due to licensing new content, including 2012 Olympic Games and NBA games. Direct labor cost increased due to an increase in headcount and a general increase in salary. Bandwidth costs increased primarily due to traffic growth, particularly from video-related products.

Weibo

Cost of Weibo revenues consists mainly of costs associated with the maintenance of our Weibo platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on our Weibo revenues.

Cost of Weibo revenues increased by 29% and 57% year over year in 2013 and in 2012, respectively. The increase in 2013 was primarily due to an increase of $9.1 million in our VAT costs as a result of our higher revenues of Weibo, an increase of $4.1 million in stock-based compensation (primarily related to ordinary shares and vested options repurchased in conjunction with Alibaba’s investment in Weibo in April 2013) and an increase of $2.3 million in labor cost. The increase in 2013 was offset in part by a decrease in content licensing fee paid to third parties. The increase in cost of revenues in 2012 was primarily due to an increase of $5.7 million in business tax, an increase of $4.4 million in infrastructure costs and an increase of $3.5 million in game platform maintenance costs.

Others

Cost of other revenues mainly consists of the fees paid to mobile operators for the billing, transmission and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers, the costs for providing fee-based services and business taxes and surcharges levied (business taxes on our MVAS revenues and VAT on other revenues).  Cost of other revenues increased 6% from $47.0 million in 2012 to $49.8 million in 2013, mainly resulting from the higher fees paid to content providers and increase business taxes and surcharges. Cost of other revenues decreased 19% from $57.9 million in 2011 to $47.0 million in 2012, mainly due to a shift in product mix from MVAS business to higher margin revenue streams.

Gross margin

	Years Ended December 31,
	2013	2012	2011
	%	%	%
Gross margin:
Portal Advertising	57	57	65
Weibo	68	30	—
Others	50	53	49
Overall	59	53	55

Overall gross margin increased 6% in 2013 and decreased 2% in 2012, respectively.

Portal Advertising

Portal advertising gross margin was stable in 2013 and decreased eight percentage points year over year in 2012. The year over year margin decrease in 2012 was mainly due to higher production-related labor and infrastructure costs and increased content spending in 2012, mainly related to the 2012 Olympics Games.

Weibo

Weibo gross margin increased by 38 percentage points in 2013, mainly due to the increase in revenue without proportional increase in cost of revenue, as well as the introduction of higher margin business, such as data licensing services.

Others

Gross margin for other revenues decreased by 3 percentage points year over year in 2013 and increased by 4 percentage points year over year in 2012. The decrease in other gross margin in 2013 was primarily due to higher fees paid to content and service providers, and the increase in other gross margin in 2012 was mainly due to a shift in product mix from MVAS business to higher profit margin revenue streams.

Operating expenses

	Years Ended December 31,
							% of Change
	2013		2012		2011		YOY 2013	YOY 2012
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Sales and marketing	160,411	24	142,342	27	135,867	28	13	5
Product development	146,332	22	108,206	21	66,264	14	35	63
General and administrative	64,727	10	39,397	7	30,121	6	64	31
Goodwill impairment	—	—	—	—	68,891	14	—	—
Total	371,470	56	289,945	55	301,143	62	28	(4)

Operating expenses increased by 28% year-over-year in 2013 and decreased 4% year-over-year in 2012. The increase in operating expenses in 2013 was primarily due to increase in stock-based compensation, marketing expenditure and employee-related expenses associated with new hires and annual salary increases. The decrease in operating expenses in 2012 was mainly due to a goodwill impairment charge of $68.9 million made in 2011.

Sales and marketing. Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing as a percentage of net revenues was 24%, 27% and 28% in 2013, 2012 and 2011, respectively. Sales and marketing expenses increased 13% year-over-year in 2013 primarily due to an increase in advertising and promotional expenses of $10.1 million, stock-based compensation of $4.9 million and employee-related expenses of $4.0 million associated with new hires and salary increases.

Sales and marketing expenses increased 5% year-over-year in 2012 primarily due to an increase in employee-related expenses of $17.8 million associated with new hires and salary increases, partially offset by a decrease of advertising and promotional expenses of $14.0 million.

We expect sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

Product development. Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for the enhancements to and maintenance of our websites and platforms, as well as costs associated with new product development and enhancements for products such as social media, blog and online video. Product development as a percentage of net revenues was 22%, 21% and 14% in 2013, 2012 and 2011, respectively. Product development expenses increased 35% year-over-year in 2013, primarily due to increases in employee-related expenses of $23.0 million resulting from new hires and salary increases, stock-based compensation of $7.6 million and infrastructure-related expenses of $6.1 million resulting from traffic growth. The year-over-year increase in product development in 2013 was mostly related to the development and support of our social media Weibo.

Product development expenses increased 63% year-over-year in 2012, primarily due to increases in employee-related expenses of $28.7 million resulting from new hires and salary increases, infrastructure-related expenses of $12.8 million resulting from traffic growth, and stock-based compensation of $0.7 million. The year-over-year increase in product development was mostly related to the development and support of our social media Weibo.

We expect product development expenses to continue to increase in absolute dollar terms in the near future to support Weibo and other product lines.

General and administrative. General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 10%, 7% and 6% in 2013, 2012 and 2011, respectively. General and administrative expenses increased 64% year-over-year in 2013 mainly due to increase in stock-based compensation expenses of $12.1 million, provision for doubtful accounts of $5.6 million and employee-related expenses of $5.6 million resulting from new hires and salary increases.

General and administrative expenses increased 31% year-over-year in 2012 mainly due to an increase in employee-related expenses of $6.6 million resulting from new hires and salary increases, provision for doubtful accounts of $1.9 million and stock-based compensation expenses of $1.7 million.

We expect general and administrative expenses to increase in absolute dollar terms in the near future.

Goodwill impairment. We recognized an impairment charge of $68.9 million on MVAS goodwill in 2011. No goodwill impairment charge was recognized in 2013 and 2012.

Interest and other income, net

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
	$	$	$
Interest income	17,283	17,037	13,739
Other income (expense)	1,509	(239)	2,588
	18,792	16,798	16,327

Compared to 2011, interest income in 2012 increased as RMB-denominated deposits offered higher interest yields. Interest income in 2013 was slightly higher than that of 2012 due to higher cash balance resulting mainly from the proceeds received from the sale of non-controlling interest in Weibo in April 2013 and the convertible notes issued, net of stock repurchased, in November 2013. Interest income may be flat or decline in the near future as bank deposits with higher yields are not as widely available.

Other income consists primarily of net currency transaction gain or loss. We recorded a net currency transaction gain of $1.5 million in 2013, a net currency transaction loss of $30,000 in 2012 and a net foreign currency translation gain of $2.3 million in 2011. Net currency transaction gains were mainly a result of the appreciation of the RMB against the U.S. dollar. Conversely, depreciation of the RMB against the U.S. dollar will cause us to incur currency exchange loss. We have experienced a depreciation of the RMB against the U.S. dollar in recent months and have experienced significant currency related losses.  As of March 31, 2014, we had approximately RMB0.8 billion held in the bank account of a legal entity where the functional currency is the U.S. dollar.  If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

Change in fair value of investor option liability

The change in fair value of investor option liability of $21.1 million in 2013 was primarily due to a decrease in the expected life of the investor option liability. We expect to incur approximately $40.2 million in non-cash loss from the change in fair value of investor option liability in the first quarter of 2014 resulting from Weibo’s planned initial public offering.

Income /(loss) from equity method investments

We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded its share of results of these investments one quarter in arrears.

In 2013, 2012 and 2011, we recorded an income of $2.3 million, a loss of $16.7 million and an income of $2.6 million, respectively, from our investment in E-House/CRIC.  The income from equity method investment in E-House/CRIC realized in 2013 was due to the improvement of government policy environment over the Chinese real estate sector when compared with the loss of 2012. We also recorded an income (loss) of $7.3 million, $6.0 million and $(1.1) million in 2013, 2012 and 2011, respectively, from our other long-term investments accounted for under the equity method.

Realized gain (loss) on long-term investments

The following summarizes realized gain (loss) on our long-term investments:

	Years Ended December 31,
	2013	2012		2011
	(In thousands, except percentages)
	$	$		$
E-House/CRIC	(10,205)	45,318	(1)	—
Youku Tudou	—	10,245		—
Others	2,818	—		—
	(7,387)	55,563		—
% of total net revenues	(1)%	10%		—

(1) Including an immaterial amount of long-term investment gain for the period from April 1, 2012 to April 20, 2012.

In 2013, we recognized a loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013.  The issuance price per share was less than our average carrying value per share and diluted the value of our investment.

In 2012, we recognized a gain of $45.3 million resulting from the merger of CRIC into E-House as well as a gain of $10.2 million resulting from sale of Tudou shares in March 2012 and from Tudou’s merger with Youku in August 2012.

Investment Impairment

In 2013, we recognized a $6.1 million other- than-temporary impairment loss on our investments under the cost method.

In 2012, based on our other-than-temporary impairment assessment, we recorded an $8.4 million charge to write down our equity investment in MCOX, based on MCOX’s closing stock price of $0.99 per ADS on June 30, 2012 and $0.61 per ADS on September 30, 2012 before the change of MCOX’s ADS to share ratio from 1:7 to 1:35 on February 1, 2013. As a part of our impairment assessment of other investments, we also recorded charges of $8.6 million and $1.5 million relating to the carrying value of our investments under the cost method and equity method, respectively.

In 2011, based on our other-than-temporary impairment assessment, we recorded a $230.3 million charge to write down our equity investment in CRIC, based on CRIC’s closing stock price of $4.92 per ADS as of September 30, 2011, and a $50.9 million charge to write down our investments in MCOX, based on its closing stock price of $1.37 per ADS as of September 30, 2011.

Income tax expense

	Years Ended December 31,
	2013	2012	2011
	(In thousands, except percentages)
	$	$	$
Current income tax provision	12,820	6,245	5,930
Deferred income tax	1,782	(3,515)	(929)
Total	14,602	2,730	5,001
Income from China operations	76,862	14,995	65,275
Effective tax rate for China operations	19%	18%	8%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2013 was 19%, compared to 18% in 2012 and 8% in 2011. The lower effective tax rate for our PRC operations in 2011 was primarily due to additional tax holidays received from a newly established subsidiary in Shanghai. Due to the expiration of tax holidays for the subsidiary in 2011, our effective tax rate increased to 19% in 2013 and 18% in 2012.

Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 31, 2013, five of our subsidiaries and VIEs were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise was updated on April 2013. For those entities qualified as software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. As of December 31, 2013, two of our subsidiaries were qualified as software enterprise and enjoyed or planned to enjoy the tax holiday of software enterprises. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operation outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT Law, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2013, we did not record any withholding tax on the retained earnings of our FIEs in the PRC as we intend to reinvest all earnings in China since 2008 to further expand our business in China, and our FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

Our VIEs are wholly owned by our employees and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that it is more likely than not the transactions performed during the presented periods would be determined as one with a reasonable business purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information — D. Risk Factors — If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.”

Net income (loss)

As a result of the foregoing, our net income in 2013 and 2012 was $43.8 million and $31.9 million, respectively. In 2011, we incurred a net loss of $302.4 million, which included an investment impairment charge of $281.5 million and a goodwill impairment charge of $68.9 million.

Net income (loss) attributable to SINA

Our net income attributable to SINA for 2013 and 2012 was $45.1 million and $31.7 million, respectively, and our net loss attributable to SINA for 2011 was $302.1 million.

B.                                    Liquidity and Capital Resources

	As of December 31,
	2013	2012	2011
	(in thousands)
	$	$	$
Cash, cash equivalents and short-term investments	1,868,239	713,598	673,475
Working capital	1,790,696	658,318	627,167
Convertible debt	800,000	—	—
Total SINA shareholders’ equity	1,191,210	1,136,670	1,055,670

As of December 31, 2013 and 2012, our accumulated earnings were $346.1 million and $301.0 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2013 and 2012 were $1,868.2 million and $713.6 million, respectively. The increase in cash, cash equivalents and short-term investments was primarily attributed to the cash received from the issuance of a $800 million convertible senior note, which occurred concurrently with a share repurchase of $100 million, in the fourth quarter of 2013, as well as the receipt of proceeds from the sale of non-controlling interests in Weibo and the net cash inflow from operating activities.

We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from the issuance of convertible notes, proceeds received from the exercise of employee options, proceeds from the sale of non-controlling interests in Weibo in April 2013, and the $85.5 million received from the merger of CRIC into E-House in April 2012.  In April 2014, our subsidiary, Weibo, completed its initial public offering.  Concurrently with the initial public offering, Ali WB acquired an additional 2.9 million Class A ordinary shares of Weibo in a private placement and 21.1 million Class A ordinary shares from us.  We received from the initial public offering of Weibo and the purchases made by Ali WB the net proceeds of $306.5 million and $346.7 million, respectively. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

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

As of December 31, 2013, we had $1,868.2 million in cash, cash equivalents and short-term investments. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity. See “Risk Factors — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	As of December 31,
	2013	2012	2011
	(in thousands)
	$	$	$
Net cash provided by operating activities	73,713	32,614	66,524
Net cash used in investing activities	(599,399)	(351,947)	(218,214)
Net cash provided by financing activities	1,237,099	4,296	13,534
Effect of exchange rate changes on cash and cash equivalents	5,037	883	8,517
Net increase (decrease) in cash and cash equivalents	716,450	(314,154)	(129,639)
Cash and cash equivalents at the beginning of year	199,826	513,980	643,619
Cash and cash equivalents at the end of year	916,276	199,826	513,980

Operating activities

Net cash provided by operating activities for 2013 was $73.7 million. This was attributable to our net income of $43.8 million, adjusted by non-cash expenses including depreciation of $34.4 million, stock-based compensation of $20.0 million, allowance for doubtful accounts of $10.4 million, realized loss on our investment of $7.4 million and investment impairment of $6.1 million, partially offset by the change in fair value of investor option liability of $21.1 million, a net decrease in cash from working capital items of $21.0 million and  net income from equity method investments, of $9.5 million. The net decrease in cash from working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities.  The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization. The increase in accrued liabilities mainly resulted from the increase in payroll payable and content fees, sales rebate and marketing expenses.

Net cash provided by operating activities for 2012 was $32.6 million. This was attributable to our net income of $31.9 million, adjusted by depreciation of $29.5 million, non-cash expenses including stock-based compensation of $19.4 million, allowance for doubtful accounts of $3.9 million, loss from equity investments of $10.7 million, investment impairment of $18.5 million, partially offset by realized gain on sale of our investments of $55.6 million and a net decrease in cash from working capital items of $22.0 million. The net decrease in working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities. Accrued liabilities included content fees, business taxes payable, sales rebate and marketing expenses. The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization.

Net cash provided by operating activities for 2011 was $66.5 million. This was attributable to our net loss of $302.4 million, adjusted by non-cash write-downs of investments of $281.5 million, non-cash goodwill impairment of $68.9 million, depreciation of $21.0 million, non-cash expenses including stock-based compensation of $16.6 million, allowance for doubtful accounts of $2.5 million, and amortization of intangible assets of $0.7 million, partially offset by a net decrease in cash from working capital items of $16.9 million, unrealized foreign exchange gains of $3.0 million and non-cash income from equity method investment of $1.5 million. The net decrease in working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities. Accrued liabilities included content fees, business taxes payable, sales rebate and marketing expenses. The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization.

Investing activities

Net cash used in investing activities for 2013 was $599.4 million. This was a result of the purchase of short-term investments of $1,661.3 million, equipment purchases of $97.7 million, and cash paid for investments (including prepayment) of $63.1 million, partially offset by the maturities of short-term investments of $1,226.0 million.

Net cash used in investing activities for 2012 was $351.9 million. This was a result of the purchase of short-term investments of $1,219.9 million, equipment purchases of $53.2 million, and cash paid for investments (including prepayment) of $45.2 million, partially offset by the maturities of short-term investments of $871.4 million, $85.5 million received from the merger of CRIC into E-House, and $9.5 million received from disposal of our equity investment in Tudou in March 2012.

Net cash used in investing activities for 2011 was $218.2 million. This was a result of the purchase of short-term investments of $631.7 million, equipment purchases of $54.9 million, and cash paid for investments (including prepayment) of $251.5 million, partially offset by the maturities of short-term investments of $719.9 million.

Financing activities

Net cash provided by financing activities for 2013 was $1,237.1 million. This primarily consisted of proceeds of $783.2 million from the issuance of convertible senior note net of issuance cost and the proceeds of $588.4 million mainly received from Alibaba for the sale of non-controlling interests in Weibo, partially offset by repurchase of ordinary shares of $100.0 million and purchase of non-controlling interests in subsidiary of $45.9 million.

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

C.                                    Research and Development, Patents and Licenses, etc.

Not applicable.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(In thousands)
	$	$	$	$	$
Operating leases obligation	46,099	20,004	24,509	1,586	—
Purchase commitments	326,878	238,029	88,099	356	394
Interest payment commitment	40,000	8,000	16,000	16,000	—
Total contractual obligations	412,977	266,033	128,608	17,942	394

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2017.  Rental expenses for the years ended December 31, 2013, 2012 and 2011 were $21.2 million, $17.4 million and $11.7 million, respectively. The majority of the commitments are from our office lease agreements in China.

Purchase commitments mainly include minimum commitments for construction cost of new office building, Internet connection, content and services related to website operation, MVAS costs and marketing activities. In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range of $180 - 200 million, to be paid in installments over the construction period.

In November 2013, we issued $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 at par. We expect to pay cash interest at an annual rate of 1.00% on the convertible senior notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. As of December 1, 2018, we are required to redeem the notes unless it was early converted. We also offered a put option to the holders of the notes, which enable the holders to have the right to require us on December 1, 2016 to repurchase for cash all or part of the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding the repurchase date.

There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecommunication value-added services in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, we might be required to limit the scope of its operations in China, and this could have a material adverse effect on our financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are likely to have, a material impact on our financial position, results of operations or cash flow.

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

Item 6.           Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of March 31, 2014:

Name	Age	Position
Charles Chao	48	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Herman Yu	43	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	42	Co-President and Chief Operating Officer
Jack Xu	46	Co-President and Chief Technology Officer
Tong Chen	47	Chief Editor and Executive Vice President
Pehong Chen	56	Independent Director
Lip-Bu Tan	54	Independent Director
Ter Fung Tsao	68	Independent Director
Yan Wang	41	Independent Director
Song-Yi Zhang	58	Independent Director
Yichen Zhang	50	Independent Director

Charles Chao has served as our Chairman of the Board of Directors since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003. From September 1999 to January 2001, Mr. Chao served as our Vice President, Finance. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Co-Chairman of E-House, a real estate services company, a director of Focus Media, an out-of-home media and advertising network company, and NetDragon Websoft Inc., a company providing technology for online gaming. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

Herman Yu has served as our Chief Financial Officer since August 2007. Mr. Yu had served as our Acting Chief Financial Officer from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as Chief Auditor and then as Corporate Marketing Controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of 58.com Inc., an online classified listing company, Tian Ge Interactive Holdings Ltd., a live social video platform, and Mecox Lane Ltd., an e-commerce apparel and accessories company. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a B.A. in Economics from the University of California.

Hong Du has served as our Co-President and Chief Operating Officer since February 2013 and as a director of Weibo since January 2014.  Ms. Du had served as our Chief Operating Officer from February 2008 to February 2013. Ms. Du joined us in November 1999 and worked in the Business Development department until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo!. Ms. Du rejoined us in January 2005 and served as our General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, and Senior Vice President of Sales and Marketing from February 2007 to February 2008. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.

Jack Xu has served as our Co-President and Chief Technology Officer since January 2013. Prior to joining SINA, Mr. Xu worked at Cisco as the Corporate Vice President of the Communications & Collaboration business unit. Previously, Mr. Xu served as Vice President of Engineering & Research at eBay from October 2002 to April 2008 and Chief Technology Officer at Netease from May 2000 to July 2002. He led the Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California in Berkeley. Mr. Xu holds a B.A. and M.A. in Information Management from Sun Yat-Sen University.

Tong Chen has served as our Chief Editor and Executive Vice President since February 2007. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries, and he formally joined us in March 1998. Mr. Chen served as host of our SRSnet.com Sports Salon from April 1997 to August 1998, Chief Editor of our News Center from September 1998 to June 1999, our Content Director from June 1999 to June 2000, Executive Deputy General Manager of our China operations from June 2000 to May 2002, our Vice President and Chief Editor from May 2002 to November 2003 and our Senior Vice President and Chief Editor from November 2003 to February 2007. Mr. Chen serves as the independent director of Beijing Enlight Media Co., Ltd, a company listed on the Shenzhen Stock Exchange, since February 2010.  He is the independent director and the Chairman of compensation committee of TAL Education Group since June 2011 and also a member of its audit committee, nomination and corporate governance committee. Mr. Chen holds an M.B.A. from China-Europe International Business School, an M.A. in Journalism from Renmin University of China, an M.A. in Communications from Beijing Institute of Technology and a B.S. in electronic engineering from Beijing University of Technology.

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

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an Electronic Design Automation company. Mr. Tan is currently a director of Ambarella, Inc., a HD video processing company, Semiconductor Manufacturing International Corp., a foundry in China, United Overseas Bank, one of Asia’s leading financial institutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

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

Yan Wang has served as a director since May 2003. Mr. Wang served as our Chairman of the Board of Directors from May 2006 to August 2012 and served as our Vice Chairman of the board of directors from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of China Longyuan Power Group Corporation Limited, a wind power generation company. Mr. Zhang holds a J.D. degree from Yale Law School.

Yichen Zhang has served as a director since May 2002 and as a director of Weibo since January 2014. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

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

B.                                    Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2013, we paid an aggregate of approximately $1.8 million in cash compensation to our executive officers and non-employee directors as a group.

In 2013, we granted an aggregate of 36,000 restricted share units subject to service-based vesting under our share incentive plans to non-employee directors. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our non-employee directors are not required to pay any consideration to the Company at the time of grant of a restricted share unit. In 2013, we granted an aggregate of 160,000 option shares and 72,000 restricted share units under our share incentive plans to our executive officers. In addition, Weibo granted an aggregate of 1,200,000 options and 800,000 restricted share units under its share incentive plans to our directors and executive officers in 2013.

SINA’s Share Incentive Plans

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

As of March 31, 2014, options and restricted share units for 1,188,901 ordinary shares were outstanding under the Amended and Restated 2007 Plan, and options to purchase 188,791 ordinary shares were outstanding under the Company’s 1999 Stock Plan and 1999 Directors’ Stock Option Plan.

The following table summarizes, as of March 31, 2014, the outstanding options and restricted share units that the Company granted to our directors, executive officers and other optionees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		$51.48	June 27, 2012	June 27, 2018
Yu, Herman	*		$51.48	June 27, 2012	June 27, 2018
Du, Hong	*		$51.48	June 27, 2012	June 27, 2018
Xu, Jack	*		$53.83	January 17, 2013	January 17, 2019
	*	(1)	—	January 17, 2013	—
Chen, Tong	*		$51.48	June 27, 2012	June 27, 2018
Chen, Pehong	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
Tan, Lip-Bu	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
Tsao, Ter Fung	*		$36.40	June 28, 2004	June 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Wang, Yan	*		$24.23	July 27, 2004	July 27, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
Zhang, Song-Yi	*		$30.35	April 28, 2004	April 28, 2014
	*		$26.37	September 27, 2005	September 27, 2015
	*		$24.39	June 23, 2006	June 23, 2016
	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
Zhang, Yichen	*		$40.59	September 8, 2008	September 8, 2014
	*	(1)	—	August 2, 2010	—
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
Other employees	98,750		From $20.86 to $45.13	From September 7, 2004 to July 20, 2012	From September 7, 2014 to July 20, 2018
	269,509	(1)	—	From June 17, 2011 to December 30, 2013	—
Total	1,377,692

*                 Less than one percent of the outstanding ordinary shares

(1)         Restricted share units

The options granted to our directors and executive officers generally have a term of six years, but are subject to earlier termination in connection with termination of continuous service to us. Generally, optionees may pay the exercise price via a cashless exercise procedure. Except for the options granted to Mr. Jack Xu, the options granted to directors and executive officers vest over a three-year vesting period with 1/6th of the shares covered by the option vesting on the 6-month anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period. The options granted to Mr. Xu vest over a four-year period with 25% vesting on the first anniversary of the grant date and the remaining shares vesting on a monthly basis.  Performance-based restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our board of directors. The restricted share units subject to service-based vesting that were granted to our non-employee directors generally vest over a three to four-year period on a straight-line basis on each six-month anniversary date. The restricted share units subject to service-based vesting that were granted to our executive officers generally vest over a four-year period with a quarter vesting on the one-year anniversary and the remaining portion vesting on a straight-line basis on each six-month anniversary date after the first-year anniversary. The restricted share units granted to Mr. Jack Xu vest 15% on the grant date with the remaining shares vesting over a four-year period with 1/8th of the shares covered by the remaining restricted share units vesting on a straight-line basis on each six-month anniversary date after the grant date. Restricted shares units that do not vest as prescribed will be forfeited.

Weibo’s Share Incentive Plans

Weibo, our subsidiary, adopted its 2010 Share Incentive Plan in August 2010, under which 35,000,000 ordinary shares of Weibo were initially reserved for issuance.  On March 28, 2014, Weibo adopted its 2014 Share Incentive Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 5,647,872, plus an automatic increase on January 1, 2015 by an amount equal to 10% of the total number of shares issued and outstanding on a fully-diluted basis as of December 31, 2014, and Weibo intends to use such share incentive plan, which has a term of ten years, to continue to attract and retain employee talent.

The following table summarizes, as of March 31, 2014, the options and restricted shares granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		$0.36	September 28, 2010	September 28, 2017
Yu, Herman	*		$0.36	September 28, 2010	September 28, 2017
	*	(1)	—	November 8, 2013	—
Du, Hong	*		$0.36	September 28, 2010	September 28, 2017
Xu, Jack	*		$3.25	January 17, 2013	January 17, 2020
Chen, Tong	*		$0.36	September 28, 2010	September 28, 2017
Chen, Pehong	*	(1)	$—	November 8, 2013	—
Tan, Lip-Bu	*	(1)	$—	November 8, 2013	—
Tsao, Ter Fung	*	(1)	$—	November 8, 2013	—
Wang, Yan	*	(1)	$—	November 8, 2013	—
Zhang, Song-Yi	*	(1)	$—	November 8, 2013	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
Other grantees	13,506,977		From $0.36 to 3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
Total	18,256,654

*                 Less than one percent of the total outstanding ordinary shares of Weibo

(1)         Restricted share units of Weibo

Change in Control and Severance Agreements

Certain of our executive officers are entitled to receive cash payments and other benefits upon the occurrence of termination of employment or a change in control of the Company when certain conditions are satisfied. See “— Board Practices — Potential Payments upon Termination or Change in Control” below.

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

We currently have seven members of the board of directors. All members of the Board, except for the CEO, serve a three-year term. The board has designated our CEO as the managing director of the Company and, as such, has a permanent seat on the board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2014 annual general meeting are Pehong Chen and Lip-Bu Tan, the Class II directors whose terms will expire at our 2015 annual general meeting are Yan Wang and Song-Yi Zhang and the Class III directors whose terms will expire at our 2016 annual general meeting are Ter Fung Tsao and Yichen Zhang. For the period during which each director has served on the Board, please refer to “Item 6.A. Directors and Senior Management.”

Our officers are elected by and serve at the discretion of the board of directors. Our employment agreements with our officers have a term of three or four years and may be extended for an additional one-year period after the end of original term. For the period during which each officer has served in office, please refer to “Item 6.A. Directors and Senior Management.”

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

Potential Payments upon Termination or Change in Control

We have entered into contracts with our executive director and officers, including Mr. Charles Chao, our Chief Executive Officer and a director of our Company, which provide for potential payments upon termination or change in control.

Terms of Potential Payments — Termination

We have entered into an employment agreement with our executive director and officers providing, among other things, that in the event that employment of such executive director or officer is terminated without cause or if a constructive termination occurs (either event, an “Involuntary Termination”), such executive director or officer shall be entitled to receive payment of severance benefits equal to his or her regular monthly salary for twelve months (or in the case of Charles Chao and Jack Xu, (i) eighteen months if the remaining term of his employment agreement (the “Remaining Term”) is more than or equal to eighteen months, (ii) the Remaining Term if the Remaining Term is less than eighteen months but more than twelve months, or (iii) twelve months if the Remaining Term is equal to or less than 12 months (the “Severance Period”)), provided that the executive director or officer executes a release agreement at the time of such termination. An amount equal to six months of such severance benefits shall be paid on the six-month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the following six-month period (or in the case of Messrs. Chao and Xu, over the remaining Severance Period) in accordance with the Company’s standard payroll schedule. Additionally, upon an Involuntary Termination, such executive officer will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the six-month anniversary of such executive officer’s termination date. The Company will also reimburse such executive director and officer over the twelve months following termination (or in the case of Messrs. Chao and Xu, over the Severance Period) for health insurance benefits with the same coverage provided to such executive officer prior to his or her termination, provided that reimbursement for the first six months shall be paid on the six-month anniversary of such executive officer’s termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which such executive officer receives such health insurance benefits. Any unvested share options or shares of restricted stock held by such executive officer as of the date of his or her Involuntary Termination will vest as to that number of shares that such executive officer would have vested over the twelve-month period following his or her termination (or in the case of Messrs. Chao and Xu, during the Severance Period) if he or she had continued employment with the Company through such period, and such executive officer shall be entitled to exercise any such share options through the date that is the later of (x) the 15th day of the third month following the date the share options would otherwise expire, or (y) the end of the calendar year in which the share options would otherwise expire. Such executive officer is not eligible for any severance benefits if his employment is terminated voluntarily or if he or she is terminated for cause.

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

D.                                    Employees

As of December 31, 2013, we had approximately 7,010 full-time employees, approximately 6,950 of whom were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2013 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.                                    Share Ownership

The following table sets forth certain information that has been provided to the Company with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 66,082,830 ordinary shares outstanding as of March 31, 2014 together with options that are exercisable within 60 days from March 31, 2014 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2014 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
BlackRock, Inc.(2)	5,485,496	8.3
Thornburg Investment Management Inc.(3)	4,618,550	7.0
Platinum Investment Management Limited(4)	4,199,248	6.4
T. Rowe Price Associates, Inc.(5)	3,714,762	5.6

Directors and Executive Officers
Charles Chao(6)	1,308,116	2.0
Herman Yu	*	*
Hong Du	*	*
Jack Xu	*	*
Tong Chen	*	*
Pehong Chen(7)	*	*
Lip-Bu Tan(8)	*	*
Ter Fung Tsao(9)	*	*
Yan Wang	*	*
Song-Yi Zhang(10)	*	*
Yichen Zhang(11)	*	*
All directors and executive officers as a group	1,863,543	2.8

*                 Less than one percent of the outstanding ordinary shares.

**          Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 20/F Beijing Ideal International Plaza No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2014. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 11, 2014. The address of BlackRock, Inc. is 40 East 52nd Street New York, NY 10022.

(3)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on January 21, 2014. The address of Thornburg Investment Management Inc. is 2300 North Ridgetop Road Santa Fe, NM 87506.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 13G/A, 2014. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

(5)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on February 11, 2014. The address of T. Rowe Price Associates, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)         Includes 922,603 shares owned by New-Wave Investment Company, a British Virgin Islands Company established and controlled by Mr. Chao, 190,653 shares held by Mr. Chao, and 194,860 shares issuable upon exercise of options exercisable within 60 days from March 31, 2014. Mr. Chao is the sole director and executive officer of New-Wave Investment Company. Mr. Chao may be deemed to have shared voting and investment power over the shares held by New-Wave. Mr. Chao disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(7)         The address of Mr. Chen is 1600 Seaport Blvd, Suite 120, Redwood City, CA 94063.

(8)         The address of Mr. Tan is Walden International, One California Street, 28th Floor, San Francisco, CA 94111.

(9)         The address of Mr. Tsao is Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(10)  The address of Mr. Song-Yi Zhang is 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong.

(11)  The address of Mr. Yichen Zhang is CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

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

As of March 31, 2014, approximately 66,044,957 million ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by 44 record shareholders in the United States, including approximately 99.9% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.                                    Related Party Transactions

Except for the transactions disclosed below in this Item 7B, since the beginning of 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party and in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in this annual report. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

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

All transactions between Weibo and us were eliminated in our consolidated financial statements.

Agreements with Weibo

Weibo Corporation, or Weibo, which became listing on the NASDAQ Global Select Market in April 2014, is currently our majority-owned subsidiary. Prior to the initial public offering of Weibo, we provided Weibo with financial, accounting, administrative, sales and marketing, legal and human resources services, as well as the services of a number of our executive officers and other employees, the costs of which were allocated to Weibo based on proportion of revenues, infrastructure usage and labor usage attributable to our business, among other things. We have entered into agreements with Weibo with respect to various ongoing relationships between us. These include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with Weibo in April 2013.

Master Transaction Agreement

The master transaction agreement contains provisions relating to Weibo’s carve-out from us. Pursuant to this agreement, Weibo is responsible for all financial liabilities associated with the current and historical social media business and operations that have been conducted by or transferred to it, and we are responsible for financial liabilities associated with all of our other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which Weibo and our company indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, Weibo has agreed to indemnify us against liabilities arising from misstatements or omissions in the prospectus or the registration statement of which it is a part in connection with Weibo’s initial public offering, except for misstatements or omissions relating to information that we provided to Weibo specifically for inclusion in the prospectus or the registration statement of which it forms a part. Weibo also has agreed to indemnify us against liabilities arising from any misstatements or omissions in its subsequent SEC filings and from information it provides to us specifically for inclusion in our annual reports or other SEC filings following the completion of Weibo’s initial public offering, but only to the extent that the information pertains to Weibo or Weibo’s business or to the extent we provide Weibo prior written notice that the information will be included in our annual reports or other subsequent SEC filings and the liability does not result from the action or inaction of us. Similarly, We will indemnify Weibo against liabilities arising from misstatements or omissions in our subsequent SEC filings or with respect to information that we provided to Weibo specifically for inclusion in the prospectus, the registration statement of which the prospectus forms a part in connection with Weibo’s initial public offering, or Weibo’s annual reports or other SEC filings following the completion of its initial public offering.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement in connection with Weibo’s initial public offering, including in connection with the activities to implement the offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, Weibo has agreed to use its reasonable best efforts to use the same independent certified public accounting firm selected by us and to maintain the same fiscal year as us until our first fiscal year-end following the earlier of (1) the first date when we no longer own at least 20% of the voting power of Weibo’s then outstanding securities and (2) the first date when we cease to be the largest beneficial owner of Weibo’s then outstanding voting securities (without considering holdings by certain institutional investors). This earlier date is referred to as the control ending date. Weibo also has agreed to use its reasonable best efforts to complete its audit and provide us with all financial and other information on a timely basis so that we may meet our deadlines for our filing of annual and quarterly financial statements.

Under the master transaction agreement, the parties also agree to cooperate in sharing information and data collected from each party’s business operation, including without limitation user information and data relating to user activities. The parties agree not to charge any fees for their cooperation provided under the agreement unless they separately and explicitly agree otherwise.

The master transaction agreement will automatically terminate five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

Transitional Services Agreement

Under the transitional services agreement, we agree that, during the service period, as described below, we will provide Weibo with various corporate support services, including but not limited to:

•                  administrative support;

•                  operational management support;

•                  legal support;

•                  technology support; and

•                  provision of office facilities.

We also may provide Weibo with additional services that we and Weibo may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences in March 2014 and will end on the expiration of five years thereafter. Weibo may terminate the transitional services agreement with respect to either all or part of the services by giving 90-day prior written notice to us and paying a termination fee equal to the direct costs incurred by us in connection with its provision of services at the time of the early termination. We may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice if We cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities or cease to be the largest beneficial owner of Weibo’s then outstanding voting securities, without considering holdings of institutional investors that have acquired Weibo’s securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of Weibo.

Non-competition Agreement

Our non-competition agreement with Weibo provides for a non-competition period beginning upon the completion of Weibo’s initial public offering and ending on the later of (1) five years after the first date when we cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities and (2) fifteenth anniversary of the completion of Weibo’ initial public offering. This agreement can be terminated early by mutual written consent of the parties.

We have agreed not to compete with Weibo during the non-competition period in the business that is of the same nature as the microblogging and social networking business operated by Weibo as of the date of the agreement, except for owning non-controlling equity interest in any company competing with Weibo. Weibo has agreed not to compete with us during the non-competition period in the businesses currently conducted by us, as described in our periodic filings with the SEC, other than the microblogging and social networking business currently operated by Weibo as of the date of the agreement, except for owning non-controlling equity interest in any company competing with our company.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither Weibo nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Sales and Marketing Services Agreement

Under our sales and marketing services agreement with Weibo, Weibo agrees that we will be its sales and marketing agent within the service period commencing in March 2014 and ending on the earlier of (1) the fifteenth anniversary of the commencement of the service period or (2) five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities.

The fee to be reimbursed for the services provided under this agreement shall be the reasonably allocated direct and indirect costs of providing such services. Direct costs include labor-related compensation and travel expenses and materials and supplies consumed in performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the service.

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between Weibo and us as a part of Ali WB’s purchase of Weibo’s ordinary and preferred shares in April 2013. Under the intellectual property license agreement, we grant Weibo and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “新浪微博,” “” and “,” and a non-exclusive license of certain other intellectual property owned by us to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. Weibo grants us and our affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by us in case of Weibo’s breach as provided in the agreement.

Agreements with Weibo and Alibaba

In April 2013, concurrently with forming a strategic alliance with several of our affiliated entities, Alibaba invested $585.8 million through Ali WB, its wholly owned subsidiary, to purchase Weibo’s ordinary and preferred shares representing approximately 18% of Weibo’s then total outstanding shares on a fully diluted basis. The following are summaries of our strategic alliance with Alibaba and major rights that Ali WB has as Weibo’s shareholder.

Strategic Alliance with Alibaba

In April 2013, we entered into a strategic cooperation agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng and the ICP Company and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB2.3 billion ($380 million) in advertising and social commerce services from Weibo and us. Assuming the successful development of new products and business models and the growth of effective traffic, we expect to generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, with non-Weibo portion not exceeding 15% of such revenues. The initial term of these agreements is from April 2013 to January 2016. Alibaba has the right to terminate the strategic alliance if we (i) no longer hold 50% or more of the voting power in Weibo, Weibo Technology or Weimeng; (ii) no longer have the right to appoint a majority of the members of the board of directors of Weibo, Weibo Technology or Weimeng; or (iii) no longer direct the business of Weibo, Weibo Technology or Weimeng.

Shareholders’ Agreement

Under the shareholders’ agreement among us, Weibo and Ali WB, Ali WB has been granted an option to increase its ownership in Weibo up to 30% on a fully diluted basis and determined under the treasury method.  Concurrently with the initial public offering of Weibo, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us.  In addition, Ali WB has the right of first offer if (1) our company or any of our wholly owned subsidiaries desires to sell all or any portion of our shares in Weibo to a third party other than up to 7,000,000 ordinary shares, or (2) any management shareholder of Weibo desires to sell all or any portion of Weibo’s shares such shareholder holds to a third party other than up to 20% of the ordinary shares held by such shareholder as of April 29, 2013.

Voting Agreement

We entered into a voting agreement with Ali WB in April 2014, pursuant to which Ali WB has the right to appoint or nominate such number of directors of Weibo as is proportional to the percentage of its ownership in Weibo on a fully diluted basis (such number of directors to be rounded down the closest integer). Nevertheless, the number of Weibo’s non-independent directors Ali WB is entitled to appoint or nominate shall be no fewer than one director but no greater than the number of directors appointed or nominated by us as long as Ali WB holds less shares in Weibo than us. Ali WB’s board representation rights will terminate in the event that more than 50% of its acquired shares in Weibo, being the total shares of Weibo acquired by Ali WB in April 2013 and through the exercise of Ali WB’s option under the shareholders’ agreement, are transferred by Ali WB or its permitted transferees to one or more third parties or are no longer held by Alibaba directly, or indirectly through certain subsidiaries. Ali WB may assign its board representation rights to a qualified new investor to whom Ali WB transfers at least 50% of its acquired shares and who meets the requirements set forth in the shareholders’ agreement and the directors to be appointed by such new qualified investor must meet qualifications set forth in the voting agreement.

Registration Rights Agreement

We entered into a registration rights agreement with Weibo and Ali WB in March 2014. Under the registration rights agreement, each of our company and Ali WB has the right to require Weibo to register the public sale of all the shares owned by these two shareholders as well as the right to participate in registrations of shares by Weibo or any of other shareholders of Weibo. We and Ali WB have customary rights under the registration rights agreement, such as no more than two (2) demand registration rights, unlimited piggyback registration rights, shelf registration rights and rights to request us to pay registration expenses and to bear indemnification liability.

Commercial Contracts

One of the Company’s subsidiaries is a party to an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, is a director of SINA. Under the agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2013, 2012 and 2011, service fees to Broadvision are approximately $169,000, $146,000, and $126,000 respectively. There was no payable outstanding as of December 31, 2013 and 2012.

Control Agreements

PRC law currently limits foreign equity ownership of companies that provide certain internet and MVAS related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with VIEs and their respective shareholders.”

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

Transactions and Agreements with E-House and Leju

On January 1, 2008, we started to reorganize our real estate and home furnishing channels and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. The reorganization was completed on April 1, 2008 with the formation of COHT, a joint venture between us and CRIC.  On July 23, 2009, we and CRIC entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which CRIC acquired our equity interest in COHT in exchange for CRIC issuing its ordinary shares to us.  CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House.  We entered into an investor rights agreement with E-House on August 16, 2012 after CRIC has merged into E-House, pursuant to which E-House has granted us certain registration rights with respect to its ordinary shares held by us.

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a majority-owned subsidiary of E-House.  In March 2014, Leju and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024. For the year ended December 31, 2013, we generated  $6.0 million of online advertising agency fee from CRIC. As of December 31, 2013, there were $1.7 million due from CRIC, representing online advertising agency fee payable to us.

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

Amended and Restated Advertising Agency Agreement

Under the advertising inventory agency agreement, Leju has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on all of our non-real estate websites and is required to pay us fees of approximately 15% of the revenues generated from such sales of advertising, subject to certain limitations on the amount of advertising that it may sell.  Fees payable by Leju to us are based on the amount of advertising sold.  In addition, Leju authorizes us to be its exclusive agent to sell non-real estate-related advertising on its directly operated websites. Leju is entitled to receive approximately 85% of the revenues generated from these sales. The initial term of the advertising inventory agency agreement is ten years, expiring in 2024.

Domain Name and Content License Agreement

Under the amended and restated domain name and content license agreement, we granted to Leju an exclusive license to use its five domain names, namely, house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn, and esf.sina.com.cn in connection with Leju’s real estate internet operations in China. In addition, we also granted to Leju an exclusive license to use all contents, whose copyrights are owned by us or owned by a third-party provider but is sub-licensable by us without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to Leju. For other operating contents, Leju may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years expiring in 2024.

Trademark License Agreement

Under the amended and restated trademark license agreement, we granted to Leju a non-exclusive license to use three of our trademarks and an exclusive license to use four of our related trademarks in connection with Leju’s real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn and esf.sina.com.cn. The licenses are for an initial term of ten years expiring in 2024.

Software License and Support Services Agreement

Under the amended and restated software license and support services agreement, we granted to Leju a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management flow, statistics, monitoring and censoring; (ii) certain current software products and interfaces necessary to facilitate Leju’s use of such current software products; (iii) the databases; (iv) certain improvements to the licensed software; and (v) related documentation and hardware, in each case to the extent such items (other than licensor improvements) exist and have been delivered to COHT under the software license and support service agreement executed in 2009. We will continue to provide to Leju infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, we will continue to provide support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years expiring in 2024 and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, Leju is required to reimburse us for all such costs.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.

Legal Proceedings

As of December 31, 2013, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

We received three notices from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on our website in April 2014. These alleged violations relate to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our video sharing service channel, video.sina.com.cn, that the authorities deemed to be in violation of the restrictions against “unhealthy and indecent” content under PRC law.  We have been informed that as an administrative penalty for these violations, the State Administration of Press, Publication, Radio, Film and Television has proposed revoking our Internet Publication License and License for Online Transmission of Audio-Visual Programs.  In addition, the Beijing Municipal Cultural Market Administrative Law Enforcement Unit has proposed imposing an administrative fine.  The authority also determined that the revenues derived from the alleged violation relating to the reading channel was RMB508,581 ($82,029), and we may be subject to an administrative fine ranging from five to ten times of such revenues pursuant to the Provisional Rules for the Administration of Internet Publishing. It is our understanding that these administrative penalties are part of the PRC government’s campaign to clean up unhealthy and indecent content on the internet.  We intend to fully cooperate with the relevant government authorities and take appropriate actions as necessary to address their concerns.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Internet Publication License and License for Online Transmission of Audio-Visual Programs could be revoked due to certain content on our website.”

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

	Trading Price
	High	Low
Annual Highs and Lows
2009	$47.95	$17.89
2010	76.36	32.00
2011	147.12	46.86
2012	80.80	41.14
2013	92.83	45.54
Quarterly Highs and Lows
First Quarter 2012	80.80	47.13
Second Quarter 2012	66.18	49.63
Third Quarter 2012	70.00	43.12
Fourth Quarter 2012	65.14	41.14
First Quarter 2013	59.60	46.72
Second Quarter 2013	61.75	45.45
Third Quarter 2013	87.86	64.97
Fourth Quarter 2013	92.83	74.35
First Quarter 2014	89.79	57.13
Monthly Highs and Lows
October 2013	92.83	79.13
November 2013	88.47	73.35
December 2013	84.33	75.50
January 2014	89.79	65.00
February 2014	78.49	62.85
March 2014	76.13	57.13
April 2014 (through April 28, 2014)	63.75	46.25

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

Certain United States Federal Income Taxation Consideration

The following is a summary of certain of the United States federal income tax considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•                  banks, insurance companies and other financial institutions;

•                  broker dealers or traders in securities;

•                  regulated investment companies

•                  persons that elect to mark their securities to market;

•                  tax-exempt entities;

•                  persons liable for the alternative minimum tax;

•                  persons holding ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•                  persons that actually or constructively own 10% or more of our voting shares;

•                  persons that have a functional currency other than the United States dollar; and

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

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any cash distribution (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from United States corporations.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and for the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ordinary shares. If we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. You should consult your tax advisers regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ordinary shares (including rules relating to foreign tax credit limitations).

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you are permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss upon the sale or other taxable disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if you have held the ordinary shares for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a resident enterprise under PRC tax law, and gain from the disposition of the ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Considerations

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2013. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.   A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2013 and for subsequent taxable years.

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

If you own our ordinary shares during any taxable year that we are a PFIC, temporary regulations generally require you to file IRS Form 8621, and the failure so to file may result in certain adverse United States federal income tax consequences to you. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of our ordinary shares, if such ordinary shares are not held on his or her behalf by a financial institution. Penalties and other potential adverse tax consequences are also imposed if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

We had approximately $1,844.5 million in cash and bank time deposits (with terms up to twelve months) with large domestic banks in China as of December 31, 2013. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws. For 2013, our interest income was $17.3 million and fluctuations of interest rates for Chinese RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms”. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2013, the foreign currency translation adjustments to our comprehensive income (loss) were a gain of $21.3 million and net currency transaction gain of $1.5 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the Chinese RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2013, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2013 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(In thousands)	(In thousands)
Appreciate 2%	$10,674	$(129)
Appreciate 5%	$26,708	$(321)
Depreciate 2%	$(10,662)	$129
Depreciate 5%	$(26,630)	$321

Investment Risk

As of December 31, 2013, our long-term investments, including marketable securities, totaled $526.6 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income (loss). We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2011, 2012 and 2013, we recognized impairment charges on long-term investments in the amount of $281.5 million, $18.5 million and $6.1 million, respectively. In 2011, we took another impairment charge of $230.3 million on our investment in CRIC, which had a book value of $4.92 per ADS as of December 31, 2011. In 2011, we also recorded an impairment charge of $50.9 million on our investment in MCOX, which had a book value of $1.16 per ADS as of December 31, 2011. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. Our interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% equity interest in E-House, and $85.5 million in cash. We recognized an amount of $45.3 million one-time gain, which was the difference between the consideration received and the carrying value of our investment in CRIC at the completion date, after offsetting the cumulative currency translation adjustments previously recorded for CRIC as other comprehensive income.  Earnings/(loss) from CRIC for the period from April 1, 2012 to April 19, 2012 is not material and has been included in the disposal gain of $45.3 million. In 2013, we recognized a loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share. We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value.

Our short-term investment as of December 31, 2013 was $952.0 million, which was composed of bank time deposits.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2013 and 2012:

	2013	2012
Audit and Audit Related Fees	$3,054,218	$1,643,326
Tax Fees(1)	22,600	21,200
All Other Fees(2)	1,800	1,800

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2014, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million.  The share repurchase program was publicly announced on April 11, 2014.  As of the date of this annual report, no shares have been repurchased.

Item 16F.                  Change in Registrant’s Certifying Accountant

There is no change in the Company’s certifying accountant during the Company’s two most recent fiscal years or any subsequent interim period.

Item 16G.                Corporate Governance

As a foreign private issuer whose securities are listed the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We complied with during fiscal year 2013 and currently comply with the NASDAQ Rules.

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
1.1

Amended and Restated Articles of Association of SINA Corporation (Filed as Exhibit 3.1 to the Company’s Report of Foreign Issuer on Form 6-K filed on December 23, 2009 and incorporated herein by reference).

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

Exhibit Number	Description
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

2.6*	Amendment No. 2 to Rights Agreement dated as of November 20, 2013 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent.

2.7*	Indenture, dated November 20, 2013 between SINA Corporation and The Bank of New York Mellon, as trustee.

2.8*	144A 1.00% Convertible Senior Notes due 2018.

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

Exhibit Number	Description
4.9	Translation of Share Pledge Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

4.10*	Translation of Loan Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

4.11	Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between our wholly owned subsidiaries and individual shareholders of our VIEs.

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

4.28	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Company’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference).

4.29

Investor Rights Agreement, dated August 16, 2012, between SINA Corporation and E-House (China) Holdings Ltd. (Filed as Exhibit 99.A to Schedule 13D/A filed by Sina Corporation on August 16, 2012, and incorporated herein by reference).

4.30*	English translation of the Strategic Cooperation Agreement, dated April 29, 2013, between Weibo Internet Technology (China) Co., Ltd. and Alibaba (China) Co., Ltd.

4.31*	Amended and Restated Shareholders’ Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation and the amendments thereto

4.32*	Master Transaction Agreement between SINA Corporation and Weibo Corporation

4.33*	Transitional Services Agreement between SINA Corporation and Weibo Corporation

4.34*	Non-Competition Agreement between SINA Corporation and Weibo Corporation

4.35*	Sales and Marketing Services Agreement between SINA Corporation and Weibo Corporation

4.36*	Intellectual Property License Agreement between SINA Corporation and Weibo Corporation

8.1*	List of Subsidiaries and Variable Interest Entities.

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certificate of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of TransAsia Lawyers.

15.3*†	Consolidated financial statements of China Real Estate Information Corporation for the fiscal year ended December 31, 2011.

15.4*†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm of China Real Estate Information Corporation.

15.5*	Consent of Maples and Calder.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 29, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers ZhongTian LLP

Beijing, the People’s Republic of China

April 29, 2014

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$916,276	$199,826
Short-term investments	951,963	513,772
Accounts receivable, net of allowances for doubtful accounts of $16,307 and $11,054, respectively (include due from related parties of $38,663 and $7,684 as of December 31, 2013 and 2012, respectively)	193,381	135,251
Prepaid expenses and other current assets	57,182	36,498
Total current assets	2,118,802	885,347
Property and equipment, net	80,920	76,640
Long-term investments, net	526,587	466,875
Intangible assets, net	10,846	681
Goodwill	47,343	15,159
Other assets	113,345	38,204
Total assets	$2,897,843	$1,482,906
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $131,110 and $96,327 as of December 31, 2013 and 2012, respectively. Note 2):
Accounts payable	$6,988	$7,994
Accrued liabilities	220,837	168,677
Income taxes payable	21,577	13,466
Deferred revenues	49,200	36,892
Investor option liability (Note 7)	29,504	—
Total current liabilities	328,106	227,029
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $3,522 and $2,184 as of December 31, 2013 and 2012, respectively. Note 2):
Convertible debt (Note 18)	800,000	—
Deferred revenues	89,039	107,784
Other liabilities	5,080	2,220
Total long-term liabilities	894,119	110,004
Total liabilities	1,222,225	337,033
Commitments and contingencies (Note 19)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 and150,000 shares authorized; and 67,194 share issued and 66,022 share outstanding as of December 31, 2013 and 66,639 shares issued and outstanding as of December 31, 2012, respectively	8,937	8,863
Treasury stock (1,172 and nil shares as of December 31, 2013 and 2012, respectively)	(99,975)	—
Additional paid-in capital	777,907	736,249
Accumulated other comprehensive income	158,193	90,542
Retained earnings	346,148	301,016
Total SINA shareholders’ equity	1,191,210	1,136,670
Non-controlling interests	484,408	9,203
Total shareholders’ equity	1,675,618	1,145,873
Total liabilities and shareholders’ equity	$2,897,843	$1,482,906

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

	Years Ended December 31,
	2013	2012	2011
Net revenues:
Advertising
Third parties	$439,911	$399,007	$361,866
Related parties	86,583	13,921	6,939
	526,494	412,928	368,805
Non-advertising (include amortization of deferred revenues from E-House\CRIC of $18,745, $18,745 and $18,745 for 2013, 2012 and 2011, respectively)	138,612	116,401	114,024
	665,106	529,329	482,829
Costs of revenues:
Advertising	216,513	195,324	157,458
Non-advertising	54,551	52,608	57,890
	271,064	247,932	215,348
Gross profit	394,042	281,397	267,481
Operating expenses:
Sales and marketing	160,411	142,342	135,867
Product development	146,332	108,206	66,264
General and administrative	64,727	39,397	30,121
Goodwill impairment	—	—	68,891
Total operating expenses	371,470	289,945	301,143
Income (loss) from operations	22,572	(8,548)	(33,662)
Interest and other income, net	18,792	16,798	16,327
Change in fair value of investor option liability (Note 17)	21,064	—	—
Income (loss) from equity method investments, net	9,525	(10,730)	1,466
Realized gain (loss) on long-term investments	(7,387)	55,563	—
Investment impairment	(6,134)	(18,498)	(281,548)
Income (loss) before income tax expense	58,432	34,585	(297,417)
Income tax expense	(14,602)	(2,730)	(5,001)
Net income (loss)	43,830	31,855	(302,418)
Less: Net income (loss) attributable to the non-controlling interests	(1,302)	117	(326)
Net income (loss) attributable to SINA	$45,132	$31,738	$(302,092)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities, net	46,787	30,373	(23,257)
Currency translation adjustments	21,307	(2,293)	22,227
Total other comprehensive income (loss)	$68,094	28,080	(1,030)
Total comprehensive income (loss)	111,924	59,935	(303,448)
Less: Comprehensive income (loss) attributable to non-controlling interests	(859)	152	(241)
Comprehensive income (loss) attributable to SINA	$112,783	$59,783	$(303,207)
Basic net income (loss) per share attributable to SINA	$0.68	$0.48	$(4.64)
Shares used in computing basic net income (loss) per share attributable to SINA	66,741	66,401	65,121
Diluted net income (loss) per share attributable to SINA	$0.66	$0.47	$(4.64)
Shares used in computing diluted net income (loss) per share attributable to SINA	67,087	66,849	65,121

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at December 31, 2010	61,775	$8,216	—	—	$596,110	$63,612	$571,370	$1,218	$1,240,526
Issuance of ordinary shares pursuant to stock plans	615	82	—	—	6,082	—	—	—	6,164
Issuance of ordinary shares pursuant to convertible bond conversion	3,753	499	—	—	96,299	—	—	—	96,798
Stock-based compensation expenses	—	—	—	—	16,607	—	—	—	16,607
Sale of subsidiaries’ shares to non-controlling interest	—	—	—	—	—	—	—	5,702	5,702
Net loss	—	—	—	—	—	—	(302,092)	(326)	(302,418)
Unrealized loss on available-for-sale securities, net	—	—	—	—	—	(23,257)	—	—	(23,257)
Currency translation adjustments	—	—	—	—	—	22,142	—	85	22,227
Balances at December 31, 2011	66,143	$8,797	—	—	$715,098	$62,497	$269,278	$6,679	$1,062,349
Issuance of ordinary shares pursuant to stock plans	418	56	—	—	4,402	—	—	—	4,458
Issuance of ordinary shares pursuant to convertible bond conversion	78	10	—	—	1,990	—	—	—	2,000
Stock-based compensation expenses	—	—	—	—	16,252	—	—	3,106	19,358
Sale (purchase) of subsidiaries’ shares from non-controlling interest	—	—	—	—	(7,477)	—	—	4,020	(3,457)
Settlement of share-based awards in subsidiary	—	—	—	—	5,984	—	—	(4,754)	1,230
Net income	—	—	—	—	—	—	31,738	117	31,855
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	30,373	—	—	30,373
Currency translation adjustments	—	—	—	—	—	(2,328)	—	35	(2,293)
Balances at December 31, 2012	66,639	$8,863	—	—	$736,249	$90,542	$301,016	$9,203	$1,145,873
Issuance of ordinary shares pursuant to stock plans	555	74	—	—	11,536	—	—	—	11,610
Repurchase of ordinary shares (Note 18)	—	—	(1,172)	(99,975)	—	—	—	—	(99,975)
Sale (purchase) of subsidiaries’ shares from non-controlling interests	—	—	—	—	(539)	—	—	4,272	3,733
Sale of Weibo Corporation (“Weibo”)’s shares to non-controlling interest shareholder (Note 7)	—	—	—	—	—	—	—	479,612	479,612
Settlement of share-based awards in subsidiary	—	—	—	—	14,802	—	—	(11,925)	2,877
Non-cash Stock-based compensation expenses	—	—	—	—	15,859	—	—	4,105	19,964
Net Income	—	—	—	—	—	—	45,132	(1,302)	43,830
Unrealized gain on available-for-sale securities	—	—	—	—	—	46,787	—	—	46,787
Currency translation adjustments	—	—	—	—	—	20,864	—	443	21,307
Balances at December 31, 2013	67,194	$8,937	(1,172)	$(99,975)	$777,907	$158,193	$346,148	$484,408	$1,675,618

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss)	$43,830	$31,855	$(302,418)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	34,433	29,548	20,968
Amortization of intangible assets	604	144	731
Amortization of convertible debt issuance cost	699	—	—
Stock-based compensation	19,964	19,358	16,607
Provision for allowance for doubtful accounts	10,385	3,869	2,530
Deferred income taxes	1,782	(3,515)	(929)
Loss (income) from equity method investments, net	(9,525)	10,730	(1,466)
Realized loss (gain) on long-term investments	7,387	(55,563)	—
Investment impairment (Note 4)	6,134	18,498	281,548
Goodwill impairment	—	—	68,891
Foreign exchange loss (gains)	96	(14)	(2,979)
Gain on disposal of property and equipment	(41)	(254)	(64)
Change in fair value of investor option liability ( Note 17)	(21,064)	—	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(61,787)	(26,222)	(19,819)
Prepaid expenses and other current assets	9,593	(6,940)	(7,600)
Other assets	(4,380)	3,555	(6,348)
Accounts payable	42	32	(109)
Accrued liabilities	35,238	25,223	36,786
Income taxes payable	7,686	(1,290)	(2,990)
Deferred revenues	(7,449)	(16,400)	(16,815)
Others	86	—	—
Net cash provided by operating activities	73,713	32,614	66,524
Cash flows from investing activities:
Purchases of short-term investments	(1,661,286)	(1,219,910)	(631,718)
Maturities of short-term investments	1,225,993	871,378	719,867
Cash paid for business combination, net of cash acquired	(3,355)	—	—
Purchases of property and equipment	(97,685)	(53,235)	(54,913)
Cash paid (including prepayments) on long-term investments	(63,066)	(45,180)	(251,450)
Proceeds from disposal of CRIC	—	85,472	—
Proceeds from disposal of Tudou	—	9,528	—
Net cash used in investing activities	(599,399)	(351,947)	(218,214)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	11,331	4,405	6,191
Proceeds from sales of non-controlling interests in subsidiaries	588,392	91	5,702
Cash paid for purchase of non-controlling interests in subsidiary	(45,876)	—	—
Proceeds from issuance of senior convertible notes, net of issuance costs (Note 18)	783,227	—	—
Repurchase of ordinary shares ( Note 18)	(99,975)	—	—
Other financing activities	—	(200)	1,641
Net cash provided by financing activities	1,237,099	4,296	13,534
Effect of exchange rate change on cash and cash equivalents	5,037	883	8,517
Net increase (decrease) in cash and cash equivalents	716,450	(314,154)	(129,639)
Cash and cash equivalents at the beginning of the year	199,826	513,980	643,619
Cash and cash equivalents at the end of the year	$916,276	$199,826	$513,980
Supplemental disclosures:
Cash paid for income taxes	$(5,407)	$(7,707)	$(9,093)
Cash paid for interest	$—	$—	$—
Conversion of convertible debts into ordinary shares	$—	$2,000	$96,798
Exchanges of long-term investments in Tudou and CRIC for the investments in Tudou Youku and E-house, respectively	$—	$258,094	$—

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

SINA Corporation (“SINA,” “we” or the “Company”) is an online media company serving China and the global Chinese communities. The Company’s digital media network of SINA.com (portal), SINA mobile  (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content (UGC) in multi media formats from desktop personal computers and mobile devices and share their interests to friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region specific websites and a full range of complementary offerings. SINA mobile provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) format, SINA.cn and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-based content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of  organically and third-party developed applications , such as online games.. Through these properties and other product lines, the Company offers an array of online media and social media services to users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. The Company generates the majority of its revenues from online advertising and marketing services, and, to a lesser degree, from fee-based services.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“US GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods reported. Actual results may differ materially from such estimates. The Company believes the basis of consolidation, fair value, the recognition of non-controlling interests, revenue recognition, taxation, business combination, net income (loss) per share, goodwill and other long-lived assets, allowances for doubtful accounts, long-term investments, stock-based compensation and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content and MVAS services in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs to allow the transfer of economic benefits from the VIEs to the Company.

The Company’s VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2013 and 2012, the total amount of interest-free loans to these PRC employees was $35.9 million and $34.2 million, respectively, and the aggregate accumulated losses of all VIEs were approximately $13.0 million and $14.4 million, respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	December 31,
	2013	2012
	(In thousands)
Total assets	$214,984	$133,077
Total liabilities	$134,632	$98,511

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net revenues	$455,097	$314,504	$244,274
Net income (loss)	$1,415	$(6,322)	$(1,556)

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net increase in cash and cash equivalents	$60,171	$2,285	$13,960

As of December 31, 2013, the total assets for the consolidated VIEs were $215.0 million, which mainly comprised of $135.1 million in cash, cash equivalents and short-term investments, the remaining balances include goodwill, intangible assets, accounts receivables, long-term investments and property and equipment. As of December 31, 2013, total liabilities for the consolidated VIEs were $134.6 million, which mainly included $95.4 million in accrued liabilities and $20.5 million in deferred revenues.

As of December 31, 2012, the total assets for the consolidated VIEs were $133.1 million, which mainly comprising $92.3 million cash, cash equivalents and short-term investments, and the remaining balance mainly include accounts receivables and property and equipment. As of December 31, 2012, total liabilities for the consolidated VIEs were $98.5 million, which included $77.3 million in accrued liabilities, $10.1 million in income tax payable and $11.1 million in deferred revenues.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $58.4 million as of December 31, 2013. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2013:

•                  Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements, is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, sell online advertising and provide MVAS with its Value-Added Telecommunication Services Operating License via third-party operators in China. The register capital of the ICP Company is $19.0 million and its register shareholders include Hong Du, a Company executive officer, holding 27.1% equity interest, Tong Chen, a Company executive officer, holding 22.8% equity interest, and Yan Wang, a director of the Company, holding 0.2% equity interest. The remaining equity interests are 22.8% held by a non-executive PRC employee of the Company and 27.1% held by a former employee.

•                  Guangzhou Media Message Technologies, Inc. (“Xunlong”), a Chinese company controlled through business agreements, is responsible for providing MVAS via third-party operators in China under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•                  Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), formerly Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements, is responsible for providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•                  Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a Chinese company controlled through business agreements, is responsible for providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•                  Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (“the IAD Company”), formerly Beijing SINA Infinity Advertising Co., Ltd., is an advertising agency in China controlled through business agreements and approved for the design, production, issuance and serving as an agency of advertisements. It is owned by two non-executive PRC employees of the Company. The registered capital of the IAD Company is $7.3 million.

•                  Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Weimeng is $1.5 million.

•                  Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online-game platform company, was acquired by the IAD Company in May 2013. All of the equity interest in Weibo Interactive was transferred to Weimeng in December 2013 (see Note 5). The registered capital of Weibo Interactive is $5.5 million.

The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies have been consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing have been consolidated by the Company since March 2004. The operating results of the IAD Company and Weimeng have been consolidated since its establishment in 2004 and 2010, respectively.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, License for Online Transmission of Audio-visual Programs, trademark and the domain names of sina.com, sina.cn, sina.com.cn, weibo.com, weibo.cn and weibo.com.cn.  Recognized revenue-producing assets held by the VIEs include core technology, trademark and domain names arising from the acquisition of All Sure, customer lists relating to game-related services, game platform technology and the non-compete agreement arising from the acquisition of Weibo Interactive. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, Weibo VIP memberships and data licensing, as well as trademarks, are held by the WFOEs.

The following is a summary of the VIE agreements:

Loan Agreements.  One of the Company’s wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd. (“STC”), or Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology”) in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The terms of the loans in general are for 10 years, except for the loans relating to the ICP Company in which case may be 5 years. STC or Weibo Technology in the case of Weimeng, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the VIEs has granted STC, or Weibo Technology in the case of Weimeng, an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection. STC, or Weibo Technology in the case of Weimeng, may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, have fully performed their obligations under this agreement, or (ii) the respective shareholders of the VIEs and STC, or Weibo Technology in the case of Weimeng, agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the VIEs and STC, or Weibo Technology in the case of Weimeng, has agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be offset against the loan repayment.

Agreements on Authorization to Exercise Shareholder’s Voting Power.  Each shareholder of the VIEs has authorized STC, or Weibo Technology in the case of Weimeng, to exercise all of his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves.

Share Pledge Agreements.  Each shareholder of the VIEs has pledged all of his/her shares in the VIEs and all other rights relevant to the share rights to STC, or Weibo Technology in the case of Weimeng, as a collateral security for his/her obligation to pay off all debt to STC, or Weibo Technology in the case of Weimeng, under the loan agreement and for the payment obligation of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligation, STC, or Weibo Technology in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing the pledged shares through a sale or auction. During the term of each agreement, STC, or Weibo Technology in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, or (ii) STC, or Weibo Technology in the case of Weimeng, has unilaterally consented to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE. These exclusive technical services agreements will not expire until the respective VIE dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies. The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $186.3 million, $85.2 million, and $49.2 million, respectively, for the fiscal year ended December 31, 2013, 2012 and 2011.

Xunlong, one of our VIEs, has engaged STC to provide technical services for its Internet information service and MVAS businesses, and STC has the sole right to appoint any company or companies at its discretion to perform such technical services. Beijing New Media Information Technology Co., Ltd., our wholly owned subsidiary, has been appointed by STC to perform technical services for Xunlong.

Wangxing, one of our VIEs, has also entered into a technical services agreement with STC with terms and rights substantially identical to the technical services agreement entered into between Xunlong and STC for the Internet information service and MVAS businesses described above.

The ICP Company, one of our VIEs, has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC.

The IAD Company, one of our VIEs, has also entered into a technical services agreement with STC with terms substantially identical to the technical services agreement entered into between the ICP Company and STC for the online advertising and other related businesses described above. Pursuant to changes in applicable PRC laws in 2008, SINA established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

StarVI, one of our VIEs, has also entered into a technical services agreement with STC with terms substantially identical to the technical services agreement entered into between Xunlong and STC for the value added telecommunication and other related businesses described above.

Weimeng, one of our VIEs, has engaged Weibo Technology to provide technical services for its online advertising and other related businesses.

Exclusive Sales Agency Agreements.  Each of the VIEs has granted STC, or Weibo Technology in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sale agency agreements will not expire until the respective VIEs dissolve.  We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

Trademark License Agreements.  STC, or Weibo Technology in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in case of Weimeng. The term of these agreements is for one year and is automatically renewed provided that there is no objection from STC, or Weibo Technology in case of Weimeng.  We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

The Company believes that the contractual arrangements among its VIEs, subsidiaries and certain employees of the Company are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the powers of attorney provided by the shareholders of the VIEs are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or VIEs. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs or that a loss will occur as a result of the aforementioned risks and uncertainties is remote.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholder. The majority of the Company’s non-controlling interests relate to the operations of Weibo. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo’s net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income (loss). Pursuant to the liquidation terms and redemption terms of the preferred shares, any net income or loss by Weibo are not allocated to the non-controlling preferred shareholders. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

Fair value

All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Company measures certain financial assets, including the investments under the cost method and equity method on an other-than —temporary basis, and intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximates fair value. The fair values of the preferred shares and ordinary shares granted to Alibaba were derived from the income approach by applying the discounted cash flow method based on the Company’s best estimate of projected cash flow as of the Transaction date. The Company utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units, and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests, including long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months, which are stated at cost plus accrued interest, and money market funds are stated at fair market value.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss).

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

Goodwill and other long-lived assets

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, the Company adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Long-live assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to ten years.

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

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $34.4 million, $29.5 million and $21.0 million for 2013, 2012 and 2011, respectively.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and limited partnerships. For long-term investments over which the Company does not have significant influence, the cost method accounting is used. For long-term investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies the Company has virtually no influence are accounted for using the cost method. The Company uses the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which it has significant influence but does not own a majority equity interest or otherwise control. The Company accounts for its investment in E-House (China) Holdings Limited (“E-House”)/China Real Estate Information Corporation (“CRIC”) using the equity method of accounting. The Company has recorded its share of results of E-House/CRIC one quarter in arrears within income (loss) from long-term  investments. ( See Note 4 for further discussion on the long-term investment in E-House/CRIC).

The Company assesses its long-term investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income (loss).

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under Long-term Investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to income. The fair value of the investment would then become the new cost basis of the investment and are not be adjusted for subsequent recoveries in fair value.

Convertible debt

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Convertible debts are classified as a current liability if their due date is or will be within one year from the balance sheet date.

Treasury stock

The Company accounted for those shares repurchased and no longer outstanding as treasury stock at cost.

Revenue recognition

Advertising

Advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements.

Display advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s websites or platform, in particular formats and over particular periods of time. Advertising revenues from display advertising arrangements are recognized ratably over the contract period of display, when the collectability is reasonably assured. The Company enters into cost per day (“CPD”) advertising arrangements with customers, under which the Company recognizes revenues ratably over the contract period. The Company also enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Company recognizes revenues based on the number of times that the advertisement has been displayed.

Promoted marketing arrangements are primarily priced based on CPM or cost per engagement (“CPE”). An engagement may include when a user clicks on a link, becomes a follower of the marketing customer account, shares the promoted feed or marks the feed as a favorite. Under the CPM model, customers are obligated to pay when the advertisement is displayed, while under the CPE model, customers are obligated to pay based on the number of engagements with the marketing feed.

Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company’s websites are recognized ratably over the term of such arrangements.

Revenues are recognized only when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. The majority of the Company’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. Advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative selling price for revenue recognition purposes. The Company adopted the new revenue recognition policy on multiple-deliverable revenue arrangements, which required the arrangement consideration be allocated to all deliverables at the inception of the arrangement on the following basis (a) vendor-specific objective evidence (“VSOE”) of selling price, if it exists, otherwise, (b) third-party evidence (“TPE”) of the selling price. If neither (a) nor (b) exists, then use (c) management’s best estimate of the selling price of the deliverable. The Company primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price has taken into consideration of the pricing of advertising areas of the Company’s platform with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the undelivered elements until the remaining obligations have been satisfied.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company’s properties. Barter transactions in which physical goods or services (other than advertising services) are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues from barter transactions were immaterial for all periods presented.

Fee-based revenues

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

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. For the years ended December 31, 2013, 2012 and 2011, the Company recorded MVAS revenues in the amount of $60.3 million, $69.0 million and$83.5 million, respectively. The impact of reporting in one-month lag for MVAS revenues was immaterial.

Other fee-based services.

Other fee-based services allow the Company’s users to subscribe to services on its websites or platform, including game-related service, Weibo VIP membership, e-reading and paid personal/corporate email services and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Game related service revenues are generated from purchasing of virtual items through its game platform. The Company collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third party developed games.  The Company remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

The Company has determined that the game developers are the primary obligors for the web game services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Company views the game developers to be its customers, and the Company’s primary responsibility is to promote the games of the developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log on, currency exchange and other related issue. Accordingly, the Company records game related revenues, net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

Deferred revenues. Deferred revenues are mostly derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) the Company entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 as part of the Company’s consideration for the interest in E-House\CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over the contract period of ten years. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services.

Allowances for doubtful accounts

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators incur more bad debt than their original estimates, additional allowances may be required that could materially impact the Company’s financial position and results of operations.

Cost of revenues

Advertising. Cost of advertising revenues consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, and equipment depreciation associated with the website production.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”). Pursuant to the Pilot Program, a VAT was initially imposed in Shanghai starting from January 1, 2012, to replace the business tax in the transport and shipping industry and some of the modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising revenues. Prior to the Pilot Program, the Company was subject to 5.6% business tax and surcharges and 3% cultural business construction fees. The total amount of such taxes for 2013, 2012 and 2011 were $50.9 million, $39.5 million and $32.5 million, respectively.

Non-advertising. Cost of non-advertising revenues consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenues also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services and turnover taxes levied on non-advertising revenues in China. Business taxes and surcharges levied on MVAS are approximately 3.4%. For other non-advertising revenues, before the implementation of the Pilot Program the business tax and surcharges levied was 5.6% and became 6.7% after switching over to the VAT.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2013, 2012 and 2011 were $78.7 million, $72.4 million and $87.2 million, respectively.

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

Operating leases

The Company leases office space under operating lease agreements with initial lease term up to four years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Stock-based compensation

All stock-based awards to employees and directors, including stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. Options granted generally vest over four years.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of the Company’s subsidiaries, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

Determination of estimated fair value of the Company’s subsidiaries requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach is used if a revenue model had been established, the market approach is used if information from comparable companies had been available, or a weighted blend of these two approaches is used if more than one is applicable, to estimate the Company’s subsidiaries’ enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for option liability to Alibaba. Before April 2013, the market approach was primarily used to determine the fair value of the Company’s subsidiary’s ordinary shares. The Company selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. For periods beyond April 2013, the income approach was applied since the revenue model for the Company’s subsidiary had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as the business developed. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in stock-based compensation expense could adversely affect the Company’s gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

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

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest. See Note 15 for further discussion on stock-based compensation.

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

Foreign currency transactions denominated in currencies other than the functional currency are remeasured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income (expenses), net.

Foreign currency translation adjustments to the Company’s comprehensive income (loss) for 2013, 2012 and 2011 were $21.3 million, $(2.3) million and$22.2 million, respectively. The Company recorded a net foreign currency transaction gain of $1.5 million in 2013, a net foreign currency transaction loss of $30,000 in 2012 and a net foreign currency transaction gain of $2.3 million in 2011. Gains in 2013 and 2011 resulted from the Chinese RMB appreciating against the U.S. dollar. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity.

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

Recent accounting pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance was effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance did not have a significant impact on the consolidated financial position, results of operations or cash flows of the Company.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial position, results of operations or cash flows.

3.Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Cash and cash equivalents:
Cash	472,595	$144,200
Cash equivalents:
Bank time deposits (matured within 3 months)	433,201	45,621
Money market funds	10,480	10,005
	443,681	55,626
	916,276	199,826
Short-term investments:
Bank time deposits	951,963	513,772
Total cash, cash equivalents and short-term investments	$1,868,239	$713,598

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2013, 2012 and 2011 were $17.3 million, $17.0 million and $13.7 million, respectively. The maturity dates of the bank time deposits were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

					Available for
	Cost	Equity Method			Sale
	Method	(CRIC)	(E-House)	(Others)	Securities	Total
	(In thousands)
Balance at December 31, 2010	$31,368	$466,460	$—	$7,917	$2,368	$508,113
Investments made	96,829	2,068	—	18,702	135,657	253,256
Income (loss) from investment	—	2,641	—	(1,175)	—	1,466
Investment impairment	(386)	(230,258)	—	—	(50,904)	(281,548)
Unrealized loss	—	—	—	—	(23,257)	(23,257)
Others	1,426	3,477	—	1,006	—	5,909
Balance at December 31, 2011	129,237	244,388	—	26,450	63,864	463,939
Investments made	34,623	—	190,669	10,300	68,661	304,253
Income (loss) from investment	—	(9,077)	(7,657)	6,004	—	(10,730)
Investment impairment	(8,580)	—	—	(1,546)	(8,372)	(18,498)
Unrealized gain	—	—	—	—	30,373	30,373
Disposal of investment	(1,584)	(236,212)	—	(260)	(66,407)	(304,463)
Others	190	901	742	168	—	2,001
Balance at December 31, 2012	153,886	—	183,754	41,116	88,119	466,875
Investments made	40,427	—	—	3,341	4,769	48,537
Income (loss) from investment *	—	—	2,250	7,275	—	9,525
Investment impairment	(6,134)	—	—	—	—	(6,134)
Unrealized gain	—	—	—	—	46,787	46,787
Disposal\dilution of investment	(26,145)	—	(10,205)	(4,023)	—	(40,373)
Dividend received	—	—	(4,400)	(2,084)	—	(6,484)
Others	2,703	—	3,806	1,345	—	7,854
Balance at December 31, 2013	$164,737	$—	$175,205	$46,970	$139,675	$526,587

* In 2013, the income (loss) from investments included a $1.8 million loss arising from the correction of 2012 results of an investee. This error in 2012 and related correction in 2013 was not material to the Company’s consolidated financial statements both for the years ended December 31, 2013 and 2012.

Cost Method

As of December 31, 2013, investments accounted for under the cost method were $164.7 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In December 2013, the Company took control of its investment in All Sure through a step acquisition, the impact of which was reflected in the disposal of investment (see also Note 5). In October 2011, the Company invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. Investments in limited partnerships such as the Yunfeng Funds, whose operating and financial policies the Company had virtually no influence over were also accounted for using the cost method.

Equity Method

As of December 31, 2013, investments accounted for under the equity method totaled $222.2 million, which included a $175.2 million investment in E-House. Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had virtually significant influence over were also accounted for using the equity method.

The Company has filed CRIC’s financial statements in our annual report on Form 20-F for the year ended December 31, 2011, as the 20% significant subsidiary test was met for the year in accordance with Rule 3-09 of Regulation S-X. On April 20, 2012, CRIC merged into and became a whole-owned subsidiary of E-House. Neither E-House nor CRIC accounts for significant subsidiary for the years ended December 31, 2013 and 2012. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X. The condensed financial information included the result of CRIC before the transaction and the result of E-House after the transaction:

	Years Ended December 31,
	2013	2012
	(In thousands)
Operating data:
Revenue	$811,048	$528,198
Gross profit	$524,987	$276,876
Loss from operations	$74,009	$(18,599)
Net income (loss)	$63,195	$(30,205)
Net income (loss) attributable to our equity method investments companies	$64,066	$(23,740)

	As of December 31,
	2013	2012
	(In thousands)
Balance sheet data:
Current assets	$1,159,823	$789,381
Long-term assets	$446,680	$434,744
Current liabilities	$410,587	$249,963
Long-term liabilities	$180,621	$54,357
Non-controlling interests	$14,727	$6,189

Investment in E-House was accounted for using the equity method with the cost allocated as follows:

	As of April 20,	As of December 31,	As of December 31,
	2012	2012	2013
	(In thousands)	(In thousands)	(In thousands)
Carrying value of investment in E-House	$190,669	$183,754	$175,205
Proportionate share of E-house’s net tangible and intangible assets *	175,777	169,729	169,194
Excess of carrying value of investment proportionate share of E-house’s net tangible and intangible assets	$14,892	$14,025	$6,011

The excess of carrying value has been primarily assigned to:
Goodwill and amortizable intangible assets *	$19,282	$18,078	$9,478
Deferred tax liabilities	(4,390)	(4,053)	(3,467)
	$14,892	$14,025	$6,011

Cumulative losses in equity interest	$—	$(7,657)	$(5,407)

*                                           The weighted average life of the intangible assets recorded in E-House’s financial statements was 8 years and the intangible assets not included in E-House’s financial statements, excluding the asset with indefinite life, was 6 years.

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

In March 2013, E-House issued new shares to its management at a pre-determined price, which resulted in a dilution loss of $10.2 million related to the decrease of SINA’s interest in E-House.

The Company performs an impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In 2013, the Company recorded $6.1 million in impairment charges to the carrying value of its investments under the cost method.  In 2012, the Company recorded $8.6 million, $1.5 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively. In 2011, based on the degree and severity of a decline in CRIC’s share price, decline in profit and business outlook for CRIC and the real estate industry in China in general, the Company performed an other-than-temporary impairment assessment on investment in CRIC in 2011, and recorded a $230.3 million charge to write down the investment in CRIC to its fair value.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Youku Tudou	$67,425	$—	$—	$67,425
MCOX	6,709	—	(660)	6,049
Others	6,001	8,644	—	14,645
December 31, 2012	$80,135	$8,644	$(660)	$88,119

Youku Tudou	$67,425	$44,580	$—	$112,005
MCOX	6,709	1,320	—	8,029
Others	10,770	8,871	—	19,641
December 31, 2013	$84,904	$54,771	$—	$139,675

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $139.7 million as of December 31, 2013. As of December 31, 2013, the Company’s investments in marketable securities included $112.0 million inYouku Tudou Inc. (“ Youku Tudou”) shares and $8.0 million in Mecox Lane Limited (“MCOX”) shares.  The Company incurred a total impairment charge of $8.4 million and $50.9 million on its investment in MCOX in 2012 and 2011, which has reduced its cost basis by that amount, respectively. Net unrealized gains as of December 31, 2013 and December 31, 2012 were $54.8 million and $8.0 million, respectively.

On March 12, 2012, Youku Inc (“Youku”) announced that it signed a definitive agreement to merge with Tudou Holdings Limited (“Tudou”) in a 100% stock-for-stock transaction. The merger was completed on August 24, 2012, and, based on the conversion ratio of each Tudou ADS for 1.595 Youku ADS, the Company’s investment in Tudou was converted into 3.7 million ADSs of Youku Tudou with a fair market value of $67.4 million as of closing. As a result of the merger, the Company recognized a one-time investment gain of $7.2 million. In March 2012, the Company disposed 250,000 shares of Tudou and recognized a one-time gain of $3.0 million.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. In 2012 and 2011, the Company recognized an impairment charge of $8.4 and $50.9 million on its investment in MCOX, respectively, taking into consideration the business outlook for MCOX and the overall e-commerce in China, in general, the financial condition and outlook of MCOX, as well as the severity and duration of the drop in share price compared to the carrying value. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, our assessment that these investments are not other-than-temporarily impaired, as well as our ability and current intent to hold these securities until the prices recover.

5. Acquisitions

The Company accounts for business combinations using the purchase method of accounting, which requires the acquisition cost be allocated to the assets and liabilities of the Company acquired, including separately identifiable intangible assets, based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Weibo Interactive

In May 2013, the Company acquired the remaining 45% equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online game platform company, for a consideration of $4.6 million as part of a step-up acquisition. The Company acquired the initial 55% equity interest in Weibo Interactive in August 2011 for a consideration of $5.3 million and accounted for it under the equity method of accounting, as the Company did not hold sufficient board seats to control its operations. In accordance with ASC805 accounting for business combination achieved in stages, the Company’s previously held 55% equity interest shall be remeasured to fair value at the date of acquisition, which resulted in a remeasurement gain of $3.1 million upon obtaining control. The Company hired an independent valuation firm to assist management in valuing its previously held equity interest in Weibo Interactive as of the acquisition date. The Company began to consolidate Weibo Interactive’s financial statements from June 1, 2013. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of Weibo Interactive with the Company, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition included a customer list of $2.1 million, game platform technology of $1.0 million and non-compete agreement of $0.5 million, which have an estimated useful life between two to five years.  Consideration for Weibo Interactive was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Cash consideration for the remaining 45% equity interest	$4,635
Fair value of previously held 55% equity interest	5,445

Total consideration	10,080

Tangible assets	98
Identifiable intangible assets acquired	3,560
Liabilities assumed	(1,095)
Goodwill	7,517

Total consideration	$10,080

The Company transferred 100% equity interest in Weibo Interactive to its Weibo Cayman subsidiary in December 2013 for a consideration of $10.1million. The transaction was between entities under common control, the carrying amount of the assets and liabilities of Weibo Interactive remained unchanged subsequent to the transaction, and no gain or loss was recorded in SINA’s consolidated statements of comprehensive income (loss). The acquisition completed in May 2013 did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

All Sure

The Company previously purchased approximately 35% equity interest in All Sure Limited, an online search company, for a consideration of $21.3 million and accounted for the investment under the cost method of accounting, as the preferred shares issued to the Company were not considered common shares nor in-substance common stock as described in ASC 323-10-15. The Company also loaned $14.6 million to All Sure Limited, which was included in the consolidated balance sheets of the Company before the acquisition. In December 2013, All Sure Limited redeemed the 35% equity interest from the Company in exchange of 100% shares in All Sure Hong Kong Limited (thereafter “All Sure”), a wholly owned subsidiary of All Sure Limited, which directly and indirectly owned substantially all the assets and liabilities of the operations in exchange for the extinguishment of the loan.

In accordance with ASC805 accounting for business combination achieved in stages, the Company’s previously held 35% equity interest shall be remeasured to fair value at the date of acquisition, which resulted in a remeasurement loss of $0.6 million upon obtaining control. The Company hired an independent valuation firm to assist management in valuing its previously held equity interest in All Sure as of the acquisition date. The Company began to consolidate All Sure’s financial statements from December 2013. The amount of revenue and earnings of All Sure since the acquisition date included in the consolidated financial statements of the Company in 2013 was immaterial. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of All Sure and the Company, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $3.6 million and trademark and domain names of $3.6 million, which have an estimated useful life of five and ten years, respectively. Consideration for All Sure was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Consideration	$14,631
Fair value of previously held 35% equity interest	20,703
Non-controlling interests	1,678
Total consideration	37,012

Tangible assets	7,438
Identifiable intangible assets acquired	7,200
Liabilities assumed	(2,293)
Goodwill	24,667

Total consideration	$37,012

The following unaudited pro forma combined and consolidated financial information reflects the combined results of operations of the Company and All Sure for the years ended December 31, 2013 and 2012, as if the acquisition of All Sure had occurred on January 1, 2012, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

	For the Year Ended
	December 31, 2013	December 31, 2012
	Unaudited
	(In thousands)

Net revenues	$666,973	$534,758
Net income	$27,605	$21,200

The pro forma net income for the periods presented includes $0.8 million for the amortization of identifiable intangible assets net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of All Sure for each presented period.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1, 2011
Goodwill	$15,159	$—	$68,891	$15,159
Impairment in 2011	—	—	(68,891)	—
Balance as of January 1, 2012
Goodwill	$15,159	$—	$—	$15,159
Transactions in 2012	—	—	—	—
Balance as of January 1, 2013
Goodwill	$15,159	$—	$—	$15,159
Acquisition of Weibo Interactive in 2013	—	7,517	—	7,517
Acquisition of All Sure in 2013	24,667	—	—	24,667
Balance as of December 31, 2013	$39,826	$7,517	$—	$47,343

The Company’s goodwill as of December 31, 2013 and 2012 was $47.3 million and $15.2 million, respectively. In May and December 2013, the Company acquired additional equity interest in Weibo Interactive and All Sure (see Note 5 for details), which resulted in an increase of $32.2 million in goodwill.  The balance as of December 31, 2012 were related to the acquisitions of Davidhill Capital Inc., a British Virgin Islands limited liability corporation, and its UC instant messaging product in 2004 and a privately held web-application development firm in 2008. During 2011, the Company recognized an impairment of $68.9 million on the goodwill related to its MVAS business, due to a significant decline in gross margin and near-term outlook of the business.

As of December 31, 2013, the Company performed a qualitative analysis on the goodwill arising from its business units considering the events and circumstances listed in ASC350 Intangibles — Goodwill and Other, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted for the twelve months ending December 31, 2013.

Intangible assets

The following table summarizes the Company’s intangible assets:

	As of December 31, 2013			As of December 31, 2012
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In thousands)			(In thousands)
Technology*	$15,533	$(11,109)	$4,424	$11,012	$(11,012)	$—
Software*	1,861	(1,844)	17	1,844	(1,844)	—
Other	6,997	(592)	6,405	775	(94)	681
Total	$24,391	$(13,545)	$10,846	$13,631	$(12,950)	$681

*                 Intangible assets are amortized over the estimated useful lives ranging from two to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2013, 2012 and 2011 was $0.6 million, $0.1 million and $0.7 million, respectively. As of December 31, 2013, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2014	$2,235
2015	2,219
2016	1,491
2017	1,410
2018 and thereafter	3,169
Total expected amortization expense	$10,524

7. Investment in Weibo

On April 29, 2013 (the “Transaction Date”), a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba”) invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of Weibo, representing an ownership interest of 18% on a fully diluted basis. The Company, through its subsidiary, also granted an option to Alibaba to enable it to purchase additional ordinary shares of Weibo to increase its ownership up to 30% on a fully-diluted basis.

Preferred Shares

As of the Transaction Date, the fair value of preferred shares was $481.0 million. The Company determined that both redemption and conversion features did not meet the criteria under ASC 815 for bifurcation and, therefore, were not accounted for as an embedded derivative. No beneficial conversion feature charge was recognized for the issuance of preferred shares as the estimated fair value of the ordinary shares was equal to or less than the conversion price on the date of issuance. Due to the liquidation event not considered probable as of the balance sheet dates, no accretion was recorded to adjust the carrying amount of the preferred shares.

The following is a list of key terms of the preferred shares:

Liquidation Preference.  In the event of a “Liquidation Event,” which includes the liquidation, dissolution or winding up of Weibo, or if authorized and approved by the board of directors of the Company, (i) a change of control of Weibo, (ii) the sale of all or substantially all of Weibo’s assets and, properties, (iii) the exclusive license of all or substantially all of Weibo’s intellectual property, or (iv) merger or consolidation of Weibo, the holder(s) of preferred shares are entitled to cause Weibo to redeem or repurchase the preferred shares at an aggregate price equal to the higher of (x) the aggregate amount which the preferred shares would have received if the preferred shares had been converted into ordinary shares immediately prior to such Liquidation Event and (y) the aggregate subscription price for the preferred shares paid by Alibaba in April 2013. The preferred shares held by Alibaba are accounted for as non-controlling interests classified under permanent equity in the Company’s consolidated balance sheets, as a redemption resulting from a Liquidation Event is subject to the approval by the board of directors of the Company.

Redemption.  The preferred shares are not redeemable, unless resulting from a Liquidation Event as noted above.

Conversion.  Each preferred share is convertible, at the option of the holder thereof, at any time on a one-for-one basis, and without the payment of additional consideration by the holder, and is subject to adjustment from time to time on a weighted average basis upon (i) the issuance of additional equity shares for a consideration per share, convertible into equity shares, at a price per share less than the conversion price, (ii) a split, subdivision, recapitalization or similar event impacting the outstanding ordinary shares of Weibo, or a consolidation, reverse split or combination of the outstanding ordinary shares of Weibo; or (iii) a merger, consolidation or other business combination, or a reclassification, reorganization, recapitalization, statutory share exchange or similar capital reorganization of the ordinary shares of Weibo. Each preferred share will be automatically converted into ordinary shares of Weibo upon the consummation of a qualified initial public offering of Weibo based on the then-effective conversion price.

Voting Rights.  Each holder of the preferred shares is entitled to cast the number of votes equal to the number of ordinary shares on an as- converted basis.

Dividend.  Each holders of the preferred shares is entitled to receive dividends or distributions on an as-converted basis, at a rate equal to the dividends declared and paid on the ordinary shares, payable at the same time when, as, and if declared by Weibo. As long as any preferred shares shall remain outstanding, Weibo shall not directly or indirectly pay or declare any dividend or make any distribution upon, whether in cash, in property or in shares of the capital of Weibo, any ordinary shares unless and until the dividend payable to the holders of the preferred shares is first paid in full.

Others.  The preferred shares terms include various other provisions typical of preferred share investments, such as rights of first offer, pre- emptive rights and registration rights.

Ordinary shares

The ordinary shares held by Alibaba were recognized as non-controlling interests and classified under permanent equity in the Company’s consolidated balance sheets at an initial fair value of $54.2 million as of the Transaction Date, which were purchased by Alibaba directly from the employees’ ordinary shares or Weibo, which repurchased vested employee options. In order to facilitate the transaction, Weibo issued its ordinary shares to Alibaba on the Transaction Date and then repurchased the 3.5 million vested options from employees subsequent to the Transaction Date. The consideration for both the ordinary shares and vested options were paid to Weibo first and then paid/to be paid to the employees subsequently. The employees sold their shares and vested options above the current fair value and the difference between the proceeds received by the employees and the fair value of the shares or vested options sold was considered to be compensation for their past services in accordance with ASC 718-20. Therefore, a stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013.  As of December 31, 2013, consideration for the ordinary shares and vested options had not been fully paid and the remaining balance was included in accrued liabilities.

Option Liability

The Company, through its subsidiary, granted an option to Alibaba to enable it to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis. The call option shall expire immediately upon the earlier of the consummation of (i) any sale of shares by Alibaba of more than 25%, determined in the aggregate with all prior sales, of the acquired shares and (ii) the full exercise of the call option. Alibaba has the right to exercise the option, in whole or in part, at any time, commencing on the Transaction Date and ending on the consummation of a qualified IPO of Weibo. The exercise price of the option shall be equal to the lower of (i) an amount that represents a 15% discount to the IPO offering price per ordinary share in a qualified IPO offering and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Alibaba for these ordinary shares) of $5.5 billion for Weibo on a fully diluted basis.

In accordance with US GAAP, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million in the consolidated balance sheets as of the Transaction Date and is marked to market each reporting period. For the year ended December 31, 2013, $21.1 million of gain was recognized based on a subsequent change in fair value in the Company’s consolidated statements of comprehensive income (loss).

The Company used the income approach to derive the fair values of the preferred shares and ordinary shares granted to Alibaba as of the Transaction Date. When using the income approach, the Company applied the discounted cash flow analysis based on the Company’s projected cash flow using management’s best estimate as of the Transaction Date. Determination of the estimated fair values requires complex and subjective judgments due to Weibo’s limited financial and operating history, unique business risks and limited public information on companies in China similar to the business of Weibo. The Company utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of probability for each exercise scenario. These assumptions are subjective and have inherent uncertainties. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Share Ownership

As of December 31, 2013, the share ownership of Weibo on an “if-converted” basis was as follows:

Shareholder Name	Shares Type	Ownership Percentage
SINA	Ordinary shares	77.6%
Alibaba	Preferred shares	16.7%
	Ordinary shares	2.7%
Others	Ordinary shares	3.0%
Total		100.0%

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

Amount due from Weibo

During 2013, the Company restructured its social media business to accommodate an investment in Weibo. As part of the restructuring, the Company transferred to Weibo certain assets and liabilities associated with the Weibo business. Weibo was made liable for a $250.0 million loan payable to SINA as of April 29, 2013, plus applicable interest payments and any additional outlay subsequent to the Transaction Date. The loan interest was calculated based on actual spending incurred by the Company for the development of Weibo business at each period end at prevailing market interest rate by reference to the three month fixed-deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand by SINA, but there is an understanding between the Company and Weibo that the loans would be repaid upon the completion of the initial public offering of Weibo. There is no written loan agreement signed between the Company and Weibo. Currently, the loan, along with other inter-company transactions, has been eliminated in the consolidated financial statements.

Strategic Alliance

On April 29, 2013, affiliated entities of the Company, including a PRC subsidiary of Weibo, formed a strategic alliance with affiliated entities of Alibaba, a related party, to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. For 2013, Weibo derived $49.1 million in advertising and marketing revenues from Alibaba since the strategic alliance. Prior to the strategic alliance, Alibaba purchased advertising from the Company and continued to do so subsequently. For 2013, apart from the revenue generated on Weibo, the Company recognized $20.0 million revenue from Alibaba since the strategic alliance.

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31, 2013	As of December 31, 2012
	(In thousand)
Weibo	$468,117	$(2,430)
Others	16,291	11,633
Total	$484,408	$9,203

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. See Note 7 — Investment in Weibo for further details.

9. Other Balance Sheet Components

	As of December 31,
	2013	2012
	(In thousands)
Accounts receivable, net:
Accounts receivable	$209,688	$146,305
Allowance for doubtful accounts:
Balance at the beginning of year	(11,054)	(11,492)
Additional provision charged to expenses	(10,385)	(3,869)
Write-off	5,132	4,307
Balance at the end of year	(16,307)	(11,054)
	$193,381	$135,251
Prepaid expenses and other current assets:
Content fees	$7,914	$7,511
Rental and other deposits	8,768	7,261
Prepayments for long-term investments	18,842	6,444
Current deferred tax assets	3,480	4,161
Others	18,178	11,121
	$57,182	$36,498
Property and equipment, net:
Computers and equipment	$200,506	$174,132
Leasehold improvements	13,620	11,613
Furniture and fixtures	10,909	9,014
Other	1,814	1,350
	226,849	196,109
Less: Accumulated depreciation	(145,929)	(119,469)
	$80,920	$76,640
Other assets:
Prepayment for land use right and office building	$89,163	$21,188
Issuance cost of convertible debt	16,074	—
Investment deposits	6,027	14,464
Non-current deferred tax assets	1,074	1,660
Others	1,007	892
	$113,345	$38,204
Accrued liabilities:
Sales rebates	$48,047	$40,031
Content fees	21,296	24,270
Accrued compensation and benefits	27,978	17,998
Marketing expenses	29,656	15,918
Amounts owed on non-controlling interests in subsidiary	12,073	—
Advertisement production costs	10,352	8,577
Others	71,435	61,883
	$220,837	$168,677

10. Related Party Transactions

Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2013, 2012 and 2011, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $6.0 million, $5.1 million and $3.5 million, respectively. As of December 31, 2013 and 2012, receivables due from COHT were $1.7 million and $2.5 million, respectively. In addition, the Company entered into certain license agreements at the time of the transaction with CRIC. The fair value of these license agreements was measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over the contract period of ten years. The amortized deferred revenue from 2011 through 2013 was $18.7 million for each year.

On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. For 2013, the Company recognized a total of $69.1 million in advertising and marketing services revenue from Alibaba since the strategic alliance.

Revenues from related parties, excluding those from CRIC and Alibaba stated above, represented approximately 1.7% and 1.7% of net total revenues for 2013 and 2012, respectively. Transactions with related parties included in cost and operating expenses represented 0.8% and 2.0% of total cost and operating expenses for 2013 and 2012, respectively. The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

One of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA. Under this agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2013, 2012 and 2011, services fee to Broadvision are approximately $169,000, $146,000 and $126,000, respectively. There was no payable outstanding as of December 31, 2013 and 2012.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2013.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except percentage)
Income (loss) before income tax expenses	$58,432	$34,585	$(297,417)
Income (loss) from non-China operations	$(18,430)	$19,590	$(362,692)
Income from China operations	$76,862	$14,995	$65,275
Income tax expenses applicable to China operations	$14,602	$2,730	$5,001
Effective tax rate for China operations	19%	18%	8%

The Company generated substantially all of its operating income from the PRC operations for the years ended December 31, 2013, 2012 and 2011, and has recorded income tax provisions for these years. In 2013, the Company’s Cayman Islands operations recorded a dilution loss totaling $10.2 million related to E-House. In 2012, the Company’s Cayman Islands operations recorded impairment charges totaling $8.4 million related to its investments in MCOX, a gain of $45.3 million related to its disposal of investment CRIC and a gain of $10.2 million from its disposal of investment in Tudou. In 2011, the Company’s Cayman Islands operations recorded impairment charges totaling $281.2 million related to its investments in CRIC and MCOX and an impairment charge of $68.9 million related to its MVAS goodwill. See also Note 4 to the Consolidated Financial Statements for further discussion.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

U.S.

As of December 31, 2013, the Company’s subsidiary in the U.S. had approximately $86.2 million of federal and $25.3 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2033, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2014 through December 31, 2033. Included in the net operating loss carryforwards were $39.7 million and $20.9 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2013 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2013	2012
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,826	$30,884
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	453	488
Total deferred tax assets	31,279	31,372
Less: valuation allowance	(31,279)	(31,372)
Deferred tax assets	$—	$—

Hong Kong

As of December 31, 2013, the Company’s Hong Kong subsidiary had approximately $21.2 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2013, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	December 31,
	2013	2012
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$2,787	$2,978
Less: valuation allowance	(2,787)	(2,978)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment.  The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Five of the Company’s subsidiaries and VIEs in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd. , Beijing New Media Information Technology Co., Ltd., Fayco Network Technology Development (Shenzhen) Co., and Beijing SINA Flying Software Co., Ltd., were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise were updated in April 2013. For those entities qualified as software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter. Weibo Technology was qualified as a software enterprise and will enjoy the relevant tax holiday from its first profitable year. As of December 31, 2013, Weibo Technology was still in accumulative loss position.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s board of directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2013 and 2012, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in the determination of a reasonable business purpose for an equity transfer by our non-China tax resident entity by considering factors, including but not limited to, the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although the Company believes that it is more likely than not all the transactions made by the Company during the all the presented periods would be determined to have reasonable business purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Current tax provision	$12,820	$6,245	$5,930
Deferred tax (benefits) provision	1,782	(3,515)	(929)
Income tax expenses	$14,602	$2,730	$5,001

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2013	2012	2011
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(10)%	(12)%	(18)%
Permanent differences	(1)%	4%	1%
Change in valuation allowance	5%	1%	—
Effective tax rate for China operations	19%	18%	8%

The provisions for income taxes for the years ended December 31, 2013, 2012 and 2011 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The lower effective tax rate of the Company’s PRC operations for 2011 as primarily due to additional tax holidays received from a newly qualified subsidiary. The effective tax rate of the Company’s PRC operations for 2013 and 2012 increased to 19% and 18% was due to the expiration of tax holidays and the increase in non-deductible expenses.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share amount)
Tax holiday effect	$7,583	$1,713	$10,306
Basic net income (loss) per share effect	$0.11	$0.03	$0.16
Diluted net income (loss) per share effect	$0.11	$0.03	$0.16

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	December 31,
	2013	2012
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts, accruals and other liabilities	$16,523	$12,977
Net operating loss carry forwards	3,082	3,187
Depreciation	139	467
Total deferred tax assets	19,744	16,631
Less: valuation allowance	(15,190)	(10,810)
Net deferred tax assets	$4,554	$5,821
Including – Current deferred tax assets	3,480	4,161
– Non-current deferred tax assets	1,074	1,660

Deferred tax liabilities:
Depreciation	$(469)	$(389)
Others	(621)	(199)
Total deferred tax liabilities	$(1,090)	$(588)
Including – Current deferred tax liabilities	(621)	(199)
- Non-current deferred tax liabilities	(469)	(389)

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

As of December 31, 2013 and 2012, the Company provided full valuation allowance of the deferred tax assets for China operations mainly relates to the allowance for doubtful accounts, given that the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2013, the Company had net operating loss carry forwards totaling $12.1 million, of which $6.7 million were provided with valuation allowance and the remaining $5.4 million is expected to be utilized prior to expiration.  As of December 31, 2012, the Company had net operating loss carry forwards totaling $12.7 million, of which $6.6 million were provided with valuation allowance and the remaining $6.1 million is expected to be utilized prior to expiration.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share.  For the year ended December 31, 2011, options to purchase ordinary shares, restricted share units and convertible debts that were anti-dilutive and excluded from the calculation of diluted net loss per share was 1.7 million. For the year ended December 31, 2013, convertible debt that was anti-dilutive and excluded from the calculation of diluted net income per share was 0.8 million.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, applying the two-class method, multiplied by the number of Weibo shares held by SINA. In periods during which Weibo is profitable, the preferred shares held by Alibaba, a related party of the Company, are participating securities and, therefore, all profits of Weibo are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Weibo business in excess of the initial investment, the Company believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10, in periods during which Weibo recognizes losses, any losses from Weibo should not be allocated to the preferred shares, as a conversion of the preferred shares would increase the denominator to share losses, which would be anti-dilutive to the EPS calculation. For the year ended December 31, 2013, the effect from preferred shares on consolidated net income per share of dilutive shares from Weibo was zero as Weibo recognized losses in 2013.

Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income (loss) attributable to SINA	$45,132	$31,738	$(302,092)
Denominator:
Weighted average ordinary shares outstanding	66,741	66,401	65,121
Basic net income (loss) per share attributable to SINA	$0.68	$0.48	$(4.64)
Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to SINA	$45,132	$31,738	$(302,092)
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	(959)	(555)	—
Net income (loss) attributable for calculating diluted net income (loss) per share	44,173	31,183	(302,092)
Denominator:
Weighted average ordinary shares outstanding	66,741	66,401	65,121
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	264	294	—
Unvested restricted share units	82	104	—
Convertible debts	—	50	—
Shares used in computing diluted net income (loss) per share attributable to SINA	67,087	66,849	65,121
Diluted net income (loss) per share attributable to SINA	$0.66	$0.47	$(4.64)

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2013, 2012 and 2011, the Company contributed a total of $40.6 million, $31.2 million and $19.8 million, respectively.

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

14. Profit Appropriation

The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

15. Shareholders’ Equity

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

Amended and Restated 2007 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. Under the plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Upon adoption, the 2007 Plan replaced the existing 1999 Stock Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. As of December 31, 2013, there were 848,000 options and 418,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

1999 Stock Plan

In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. As of December 31, 2013, there were a total of 53,000 options outstanding under the 1999 Plan.

1999 Directors’ Stock Option Plan

In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non-statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2013, 137,000 options were outstanding under the Directors’ Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Costs of revenues	$6,234	$3,154	$3,346
Sales and marketing	8,643	3,729	3,155
Product development	11,418	3,776	3,082
General and administrative	20,806	8,699	7,024
	$47,101	$19,358	$16,607

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Stock based compensation for the year ended December 31, 2013 included $27.1 million to reflect the difference between the proceeds received by employees and the fair value of the vested shares sold to Alibaba. (See Note 7 — Investment in Weibo for further discussion). As of December 31, 2013, there was $9.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees and non-employee directors that will be recognized over a weighted-average period of 2.1 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2013	2012	2011
Stock options:
Expected term (in years)	4.1	3.8-4.0	—
Expected volatility	58%	62%-63%	—
Risk-free interest rate	0.6%	0.4%	—
Expected dividend yield	—	—	—

No option was granted in 2011. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2013 and 2012, due to the lack of industry comparison and comparable historical exercise patterns. Options granted since 2007 have a contractual life of either six or seven years, compared ten years for previous grants. Most of the grants under the new terms have not been fully vested nor forfeited. In addition, the Company experienced significant changes in revenue mix and employee composition in recent years. For these reasons, the Company believes that share option exercise pattern on new grants may not reflect those of previous grants. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2010	6,742
Granted*	(604)
Cancelled/expired/forfeited	21
December 31, 2011	6,159
Granted*	(1,040)
Cancelled/expired/forfeited	133
December 31, 2012	5,252
Granted*	(610)
Cancelled/expired/forfeited	69
December 31, 2013	4,711

*        In 2013, 2012 and 2011, 258,000, 246,000 and 345,000 restricted shares units, or 451,500, 430,500 and 603,750 equivalent option shares, respectively, were granted.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2010	1,021	$29.34	3.06	$40,321
Exercised	(239)	$25.78
Cancelled/expired/forfeited	(2)	$33.01
December 31, 2011	780	$30.42	2.08	$16,832
Granted	610	50.75
Exercised	(180)	$24.71
Cancelled/expired/forfeited	(1)	$32.84
December 31, 2012	1,209	$41.53	3.50	$11,183
Granted	160	53.83
Exercised	(325)	35.73
Cancelled/expired/forfeited	(6)	30.39
December 31, 2013	1,038	45.31	3.48	$40,411
Vested and expected to vest as of December 31, 2012	1,181	$41.33	3.45	$11,156
Exercisable as of December 31, 2012	689	$34.66	1.98	$10,826
Vested and expected to vest as of December 31, 2013	1,024	$45.21	3.46	$39,964
Exercisable as of December 31, 2013	562	$39.93	2.46	$24,927

The total intrinsic value of options exercised during 2013, 2012 and 2011 was $12.4 million, $6.8 million and $17.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2013, 2012 and 2011was $10.3 million and $4.4 million and $6.2 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2013 and 2012 was $84.25 and $50.22, respectively.

As of December 31, 2013, there was $9.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.1 years. As of December 31, 2012, there was $11.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2013 and 2012 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2013
$ 20.86 - $33.29	221	$27.74	221	$27.74	0.89
$ 36.40 - $45.13	157	$41.72	111	$40.33	2.29
$ 51.48 - $51.48	500	$51.48	230	$51.48	4.49
$ 53.83 - $53.83	160	$53.83	—	$—	5.05
	1,038	$45.31	562	$39.93	3.48

As of December 31, 2012
$ 12.98 - $24.23	129	$20.91	129	$20.91	1.38
$ 24.39 - $30.35	107	$27.33	107	$27.33	2.41
$ 33.29 - $33.29	183	$33.29	183	$33.29	1.17
$ 33.68 - $51.48	790	$48.73	270	$45.07	4.53
	1,209	$41.53	689	$34.66	3.50

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2010	538	$29.06
Awarded*	345	$80.83
Vested	(376)	$31.75
Cancelled	(11)	$61.09
December 31, 2011	496	$62.37
Awarded*	134	$48.57
Vested	(238)	$51.36
Cancelled	(31)	$64.34
December 31, 2012	361	$65.87
Awarded*	257	$71.24
Vested	(162)	$61.73
Cancelled	(38)	$63.07
December 31, 2013	418	$71.03

* 36,000 RSUs were granted to non-employee directors in 2013, 2012 and 2011.

As of December 31, 2013, there was $28.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 3.1 years. As of December 31, 2012, there was $21.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 3.0 years. The total fair value based on the respective vesting dates of the restricted share units vested was $11.3 million, $12.5 million and $34.2 million during the years ended December 31, 2013, 2012 and 2011 respectively.

Summary of Performance-Based RSUs

The following table sets forth a summary of performance-based RSU activities in the years ended December 31, 2013 and 2012:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2011	—
Awarded	112	$50.83
Issued	—
Cancelled	(44)	$50.98
December 31, 2012	68	$50.73
Awarded	—
Issued	(68)	$50.73
Cancelled	—
December 31, 2013	—

As of December 31, 2013 and 2012, there were no unrecognized compensation cost related to performance-based restricted share units granted to the Company’s employees. No performance-based RSUs were granted in 2011.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation (formerly known as T.CN Corporation) adopted a 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”, formerly known as 2010 T.CN Plan), which permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants. Weibo granted its options equivalent to approximately 1.7%, 1.3% and 1.1% of Weibo’s ordinary shares on a fully diluted basis in 2013, 2012 and 2011, respectively. Fair value of options estimated at grant date for 2013, 2012 and 2011 was $16.9 million, $3.6 million and $1.0 million, respectively.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cost of revenues	$4,253	$201	$125
Sales and marketing	6,150	330	182
Product development	9,209	638	467
General and administrative	11,630	668	228
	$31,242	$1,837	$1,002

Stock compensation expenses related to the grants for Weibo were amortized over four years on a straight-line basis with $4.1 million, $1.8 million and $1.0 million in 2013, 2012 and 2011, respectively. Stock-based compensation related to 2010 Weibo Incentive Plan for the year ended December 31, 2013 included a $27.1 million expense, which was the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (See Note 7).

Weibo’s Stock Options

Weibo uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value Weibo’s option grants were as follows:

	Year Ended December 31,
	2013	2012	2011
Stock options:
Expected term (in years)	3.5 - 4.8	3.5 - 4.8	4.8
Expected volatility	54% -61%	60% - 63%	52% - 55%
Risk-free interest rate	0.5% - 1.2%	0.4% - 0.8%	1.1% - 1.8%
Expected dividend yield	—	—	—

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding taking consideration of historical exercise patterns. Due to the lack of industry comparison and comparable historical exercise pattern, Weibo used the simplified method to calculate the expected term. Expected volatilities are based on historical volatilities of comparable companies’ ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. Weibo does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
December 31, 2010 (unaudited)	8,224
Granted	(1,879)
Cancelled/expired/forfeited	383
December 31, 2011	6,728
Granted	(2,175)
Cancelled/expired/forfeited	908
Repurchased	2,625
December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177
December 31, 2013	4,648

*                          In 2013, 800,000 restricted share units or 1,400,000 equivalent option shares was granted (see Restricted Share Units of Weibo section below for details), in addition to 3,372,000 stock options granted.

The following table sets forth the summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2010	26,776	$0.36	6.4	$1,250
Granted	1,879	$1.13
Cancelled/expired/forfeited	(383)	$0.38
December 31, 2011	28,272	$0.41	5.5	$82,726
Granted	2,175	$3.34
Exercise	(3,445)	$0.36
Cancelled/expired/forfeited	(908)	$0.60
Repurchased	(2,625)	$0.36

December 31, 2012	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975

Vested and expected to vest as of December 31, 2012	23,006	$0.67	4.6	$59,507
Exercisable as of December 31, 2012	8,557	$0.38	4.5	$24,584
Vested and expected to vest as of December 31, 2013	18,261	$1.14	4.3	$236,716
Exercisable as of December 31, 2013	8,957	$0.48	3.7	$122,026

The total intrinsic value of options exercised for the years ended December 31, 2013, 2012 and 2011 was $37.3 million, $10.3 million and nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2013, 2012 and 2011 was $1.0 million, nil and $2.2 million, respectively.

As of December 31, 2013 and 2012, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors was $16.4 million and $4.8 million, respectively.  Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.9 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2013
$ 0.36 - $0.41	12,571	$0.36	7,989	$0.36	3.7
$ 0.96 - $1.80	1,324	$1.14	830	$1.14	4.3
$ 3.25 - $3.36	2,822	$3.30	138	$3.26	5.6
$ 3.43 - $3.50	1,844	$3.48	—	$—	6.6
	18,561	$1.17	8,957	$0.48	4.3

As of December 31, 2012
$ 0.36 - $0.41	19,567	$0.36	8,522	$0.37	4.6
$ 0.96 - $1.80	1,778	$1.14	—	$—	4.6
$ 3.25 - $3.36	2,124	$3.34	35	$3.35	4.7
	23,469	$0.69	8,557	$0.38	4.6

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2012	—
Awarded	800	$13.19
December 31, 2013	800	$13.19

As of December 31, 2013, there was $9.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to Weibo’s employees and non-employee directors. This cost is expected to be recognized over a weighted-average period of 3.9 years. There were no restricted share units vested during the year ended December 31, 2013.

16. Segment Information

Prior to 2013, the Company operated three principal business segments — advertising, MVAS and other non-advertising. Information provided to the Company’s chief operating decision makers (“CODM”), the Company’s Chief Executive Officer was at the gross margin level. Starting in the fourth quarter of 2013, the Company’s CODM began to review the operating performance of Weibo, which previously was separately presented in the advertising and other non-advertising segments.

To better reflect management’s perspective and match the segment presentation with recent business developments, the Company reformatted its segment information for prior periods. Accordingly, Portal advertising includes previous advertising business excluding Weibo’s advertising and marketing services, and Others includes MVAS and other non-advertising and excludes Weibo’s non-advertising services.  Portal advertising and Others operating performance measurement was provided to the Company’s CODM at the gross margin level and the combined results were presented at the net income (loss) level. Weibo’s operating performance measurement was provided to the Company’s CODM at the net income (loss) level.

The Company currently does not allocate operating costs nor assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

The following tables present summary information by segment:

For the Year Ended December 31, 2013:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
		(In thousands, except percentages)
Net revenues	$378,068	$98,725	$476,793	$188,313	$665,106
Costs of revenues	161,385	49,788	211,173	59,891	271,064
Gross margin	57%	50%	56%	68%	59%
Operating expenses:
Sales and marketing			$97,342	$63,069	$160,411
Product development			45,592	100,740	146,332
General and administrative			42,210	22,517	64,727
Total operating expenses			185,144	186,326	371,470
Income (loss) from operations			80,476	(57,904)	22,572
Interest and other income, net			21,676	(2,884)	18,792
Change in fair value of investor option liability			—	21,064	21,064
Income (loss) from equity method investment, net			10,761	(1,236)	9,525
Realized gain (loss) on long-term investments			(10,503)	3,116	(7,387)
Investment impairment			(6,134)	—	(6,134)
Income (loss) before income tax expenses			96,276	(37,844)	58,432
Income tax expense			(14,331)	(271)	(14,602)
Net income (loss)			$81,945	$(38,115)	$43,830

For the Year Ended December 31, 2012(restated):

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$363,198	$100,202	$463,400	$65,929	$529,329
Costs of revenues	154,526	46,977	201,503	46,429	247,932
Gross margin	57%	53%	57%	30%	53%
Operating expenses:
Sales and marketing			$101,962	$40,380	$142,342
Product development			37,020	71,186	108,206
General and administrative			33,619	5,778	39,397
Total operating expenses			172,601	117,344	289,945
Income (loss) from operations			89,296	(97,844)	(8,548)
Interest and other income, net			21,651	(4,853)	16,798
Loss from equity method investment, net			(9,390)	(1,340)	(10,730)
Realized gain on long-term investments			55,563	—	55,563
Investment impairment			(18,498)	—	(18,498)
Income (loss) before income tax expenses			138,622	(104,037)	34,585
Income tax benefit (expense )			(4,281)	1,551	(2,730)
Net income (loss)			$134,341	$(102,486)	$31,855

For the Year Ended December 31, 2011(restated):

	Portal advertising	Others	Portal advertising &Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$368,805	$114,024	$482,829	$—	$482,829
Costs of revenues	127,931	57,890	185,821	29,527	215,348
Gross margin	65%	49%	62%	—	55%
Operating expenses:
Sales and marketing			$90,819	$45,048	$135,867
Product development			29,343	36,921	66,264
General and administrative			26,140	3,981	30,121
Goodwill impairment			68,891	—	68,891
Total operating expenses			215,193	85,950	301,143
Income (loss) from operations			81,815	(115,477)	(33,662)
Interest and other income, net			18,077	(1,750)	16,327
Income (loss) from equity method investment, net			1,889	(423)	1,466
Investment impairment			(281,548)	—	(281,548)
Income (loss) before income tax expenses			(179,767)	(117,650)	(297,417)
Income tax expense			(5,001)	—	(5,001)
Net loss			$(184,768)	$(117,650)	$(302,418)

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2013:
Net revenues	$660,695	$4,411	$665,106
Long-lived assets	$75,691	$5,229	$80,920
Year ended and as of December 31, 2012:
Net revenues	$525,678	$3,651	$529,329
Long-lived assets	$76,195	$445	$76,640
Year ended and as of December 31, 2011:
Net revenues	$479,341	$3,488	$482,829
Long-lived assets	$74,112	$399	$74,511

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2012:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013
Money market funds*	$10,480	$10,480	$—	$—
Bank time deposits**	1,385,164	—	1,385,164	—
Available-for-sale securities***	139,675	139,675	—	—
Investor option liability	(29,504)	—	—	(29,504)
Total	$1,505,815	$150,155	$1,385,164	$(29,504)

As of December 31, 2012
Money market funds*	$10,005	$10,005	$—	$—
Bank time deposits**	559,393	—	559,393	—
Available-for-sale securities***	88,119	88,119	—	—
Total	$657,517	$98,124	$559,393	$—

*                           Included in cash and cash equivalents on the Company’s consolidated balance sheets.

**                    Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

***             Included in long-term investments on the Company’s consolidated balance sheets.

Recurring

The Company measures money market funds, bank time deposits, available-for-sale securities and investor option liability at fair value on a recurring basis.

The fair values of the Company’s money market funds and available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Company’s bank time deposits are determined based on the quoted market price for similar products (Level 2).  The investor option liability, which enables Alibaba, a related party of the Company, to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (See Note 7), is measured using significant unobservable inputs (Level 3) when determining its fair value.

The Company utilized the Binomial option pricing model to determine the fair value of the investor option liability. Estimates of the volatility for the option pricing model were based on the volatility of ordinary shares of a group of comparable, publicly-traded companies. Estimates of expected life were based on the estimated time to liquidation events, and in particular, estimates regarding the timing of a qualified IPO, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the weighted time period for the expiration of the option liability was estimated at 1.4 years. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected life.

The key inputs used in investor option liability valuation as of December 31, 2013 were as follows:

As of December 31, 2013
Expected dividend yield	—
Risk-free interest rate	0.30%
Expected volatility	53%
Expected life (in years)	1.4
Fair value per ordinary share of Weibo	$14.10

The investor option liability was valued at $50.6 million as of the Transaction Date. A gain of $21.1 million was recognized in 2013 as subsequent change in fair value when marked to market in the Company’s consolidated statements of comprehensive income (loss).

Determination of these unobservable inputs requires complex and subjective judgments due to the limited financial and operating history of Weibo, unique business risks and limited public information on companies in China similar to Weibo’s business. Changes in these inputs might result in a significantly higher or lower fair value measurement and materially impact the Company’s financial position and results of operations

Non-recurring

The Company measures certain financial assets, including the investments under cost method and equity method on an other than temporary basis,  and intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

As of December 31, 2013 and 2012, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $6.1 million, $10.1 million and $230.3 million for the years ended December 31, 2013, 2012 and 2011, respectively (see Note 4 for further information).

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. The Company recognized an impairment charge of $8.4 million and $50.9 million on MCOX for 2012 and 2011, respectively. No write down was warranted on MCOX based on its fair value in 2013.

In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its goodwill of reporting units as of December 31, 2013 and 2012 and concluded that no write down was warranted.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC, Hong Kong, Singapore and Taiwan, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Company periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2013 and 2012, the Company had $1,844.5 million and $694.0 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2013 and 2012, substantially all accounts receivable were derived from the Company’s China operations.

Only one customer accounted for more than 10% of the Company’s total net revenues in 2013 and no individual customer or agency accounted for more than 10% of the Company’s total net revenues in 2012 and 2011. Only one customer accounted for more than 10% of the Company’s net accounts receivables as of December 31, 2013, and no individual customer or agency accounted for more than 10% of the Company’s net accounts receivables as of December 31, 2012.

With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 8%, 11% and 14% of the Company’s net revenues in 2013, 2012 and 2011, respectively. Revenues from the SMS product line accounted for 2%, 5% and 7%of the Company’s net revenues for 2013, 2012 and 2011 respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for less than 10% of the Company’s net accounts receivables as of December 31, 2013 and 2012, respectively. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing and collection services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.

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

In 2013, 2012 and 2011, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2013 and 2012, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $377.7 million and $310.0 million, accounting for 20.2% and 43.4% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2013 and 2012, the Company’s accounts receivable balance denominated in RMB was $191.1 million and $133.4 million, which accounted for 99% and 99% of its net accounts receivable balance, respectively. As of December 31, 2013 and 2012,the Company’s current liabilities balance denominated in RMB was $241.3 million and $181.0 million, which accounted for 74% and 80% of its total current liabilities balance, respectively. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2013.

18. Convertible Debt and Treasury Stock

Convertible Debt

In 2003, the Company issued a $100 million of zero-coupon, convertible, subordinated notes due in 2023. The zero coupon notes were issued at par and bear no interest. For the year ended December 31, 2011, the Company issued 3.8 million new ordinary shares to settle conversion requests equivalent to $96.8 million, reducing the convertible debt amount to $2.2 million as of December 31, 2011. For the year ended December 31, 2012, the Company issued 0.1 million new ordinary shares to settle conversion requests equivalent to $2.0 million and redeemed the remaining $200,000 convertible debt with cash.  No balance of convertible notes was related to the zero-coupon debt issued in 2003 thereafter. There was no impact in the financial statement arising from the zero-coupon, convertible, subordinated notes in 2013.

In November 2013, the Company issued $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 (the “Notes”) at par. The Notes may be converted into ordinary shares of the Company proceeding December 1, 2018 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, which is equivalent to an initial conversion price of approximately $ 123.70 per ordinary share, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. As of December 1, 2018, unless earlier converted, the Company is required to redeem or repurchase the notes.

The net proceeds to the Company from the issuance of the Notes were $783.2 million, net of issuance cost of $16.8 million. Concurrently, the Company repurchased its shares of $100.0 million from the open market. The Company pays cash interest at an annual rate of 1.00% on the Notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. The issuance costs of the Notes are being amortized to interest expense to the earliest conversion date of the Notes (“December 1, 2016”).

Concurrently with the issuance of the Notes, the Company offered a put option (“Put Option”) to the holders of the Notes, which enable the holders to have the right to require the Company to repurchase for cash all or part of the Notes at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the repurchase date (“December 1, 2016”). If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Company believes that the likelihood of occurrence of events considered the fundamental change is remote.

In accordance with ASC 815-10-15, the Company concluded that (i) The Put Option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return; (ii) The bifurcation of the conversion feature from the debt host, the Notes, is not required as the scope exception prescribed in ASC 815-10-15 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity; (iii) There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the Company at the date of issuance. Therefore, the offering of the Notes and the embedded put option should be accounted for as bundle transactions in accordance with the accounting rule and the value of the Notes and Put Option are measured at par under the caption of convertible debts in the consolidated balance sheets.

The issuance costs of the Notes were recorded as deferred expenses and are amortized as interest expense, using the effective interest method over its expected life from its issuance date to its earliest conversion date pursuant to the accounting rule.

Treasury Stock

In connection with the convertible debt issuance, the Company’s board of directors approved to use up to $100 million of net proceeds to repurchase the Company’s outstanding ordinary shares concurrently through legally permissible means.  For the year ended December 31, 2013, the Company repurchased 1,171,900 ordinary shares in the amount of $100.0 million. All the ordinary shares repurchased are no longer outstanding and pending cancellation and are included as treasury stock. For the years ended December 31, 2012 and 2011, no ordinary shares were repurchased by the Company.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2017. For the years ended December 31, 2013, 2012, and 2011, rental expense was $21.2 million, $17.4 million and $11.7 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2013 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating leases commitment	$46,099	$20,004	$24,509	$1,586	$—

Purchase commitments mainly include minimum commitments for construction cost of new office building, Internet connection, content and services related to website operation, MVAS costs, and marketing activities. In May 2013, The Company entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range of $180 - $200 million, to be paid in installments over the construction period.

Purchase commitments as of December 31, 2013 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$326,878	$238,029	$88,099	$356	$394

In November 2013, the Company issued $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 at par. The Company expected to pay cash interest at an annual rate of 1.00% on the convertible senior notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014.  The Company also offered a put option to the holders of the notes, which enable the holders to have the right to require the Company to repurchase for cash all or part of the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding the repurchase date, (“December 1, 2016”).

Interest payment commitment on the convertible senior notes as of December 31, 2013 was as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Interest payment commitments	$40,000	$8,000	$16,000	$16,000	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2013. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of December 31, 2013, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

i)                               On March 14, 2014, the Company entered into a series of agreements with Weibo with respect to various ongoing relationships, including a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement.

ii)                            On March 14, 2014, the Company received a written notice from Alibaba confirming its intent to fully exercise its option to increase its ownership in Weibo to 30% on a fully diluted basis upon Weibo’s initial public offering (IPO).

iii)                         On March 28, 2014, Weibo shareholders adopted the 2014 Share Incentive Plan (‘the 2014 Plan’). Initially, the 2014 Plan shall be funded by the remaining 5,647,872 shares from the 2010 Share Incentive Plan. On January 1, 2015, shares in the 2014 Plan will be allowed a one-time increase in an amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Weibo intends to use such share incentive plan, which has a term of ten years, to continue to attract and retain employee talent.

iv)                        On March 28, 2014, Weibo shareholders adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to Weibo’s IPO on April 17, 2014. The second amended and restated memorandum and articles of association include a dual-class voting structure, whereby Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which SINA holds, are entitled to three votes per share.

v)                           On April 11, 2014, the board of directors of the Company has approved a new share repurchase program whereby the Company is authorized to repurchase its own ordinary shares with an aggregate value of up to US$500 million.

vi)                        On April 17, 2014, Weibo, a subsidiary of the Company, completed its initial public offering on NASDAQ with the new issuance of 16,800,000 Class A ordinary shares and all of Weibo’s outstanding preferred shares automatically converted into 30,046,154 Class A ordinary shares immediately upon the completion of its offering. On April 22, 2014, Weibo issued an additional 2,520,000 Class A ordinary shares arising from the exercise of green shoe. From these transactions, Weibo received a net proceed of $306.5 million.

vii)                     Weibo offered a total of 19,320,000 Weibo ADSs, representing 19,320,000 Class A ordinary shares, in connection with its initial public offering, of which 6,000,000 ADSs were allotted to Ali WB Investment Holding Ltd., or Ali WB, a wholly owned subsidiary of Alibaba.  Concurrently with the initial public offering, Ali WB acquired an additional 2.9 million Class A ordinary shares of Weibo in a private placement and 21.1 million Class A ordinary shares from the Company.  Subsequent to the initial public offering, Weibo repurchased 2.9 million ordinary shares from the Company with the proceed from the issuance of ordinary shares to Ali WB in the private placement. Following these transactions, the Company remained the majority shareholder of Weibo, holding 58% of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding 32% of Weibo’s total outstanding shares.

viii)                  In April 2014, the Company received three notices from Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on the Company’s distribution of certain unhealthy and indecent literary content on its online reading channel book.sina.com.cn and certain unhealthy and indecent video content uploaded by users on its website www.sina.com.cn.  The Company was informed that as administrative penalties for these violations, the State Administration of Press, Publication, Radio, Film and Television proposes to revoke the Company’s Internet Publication License and the License for Online Transmission of Audio-Visual Programs, and Beijing Municipal Cultural Market Administrative Law Enforcement Unit proposes to impose an administrative fine for these violations. If the Company’s Internet Publication License and the License for Online Transmission of Audio-Visual Programs are determined to be revoked, its online reading, video and related businesses may be adversely affected, which will have a material adverse impact on the Company’s results of operations. The authority also determined that the revenues derived from the alleged violation relating to the reading channel was RMB508,581 ($82,029). In accordance with relevant law, the administrative fine is expected to be five to ten times of revenues derived from the alleged violation.