Form 20-F
period 2014-12-31
SINA CORP
filed 2015-04-29
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-37361

SINA CORPORATION
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

37F, Jin Mao Tower 88 Century Boulevard, Pudong Shanghai 200121, China
(Address of principal executive offices)

Bonnie Yi Zhang, Chief Financial Officer

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

Not Applicable
(Title of Class)

As of December 31, 2014, there were 60,034,428 shares of the registrant’s ordinary shares outstanding (excluding 7,570,817 shares that have been repurchased but not cancelled), $0.133 par value.

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

i

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

•                  “average daily active users” or “DAUs” refer to daily active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “shares” or “common shares” refer to our ordinary shares;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. RMB amounts that are not included in our financial statements in this annual report are made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The selected consolidated financial data present the results for the five fiscal periods ended and as of December 31, 2014. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Year Ended December 31,
	2010(1)	2011(2)	2012(3)	2013(4)	2014(5)
	(US$, in thousands, except per share data)
Operations:
Net revenues	402,617	482,829	529,329	665,106	768,241
Gross profit	234,207	267,481	281,397	394,042	477,900
Income (loss) from operations	96,243	(33,662)	(8,548)	22,572	(40,914)
(Loss) income before income tax expense	(10,903)	(297,417)	34,585	58,432	168,741
Net (loss) income	(19,339)	(302,418)	31,855	43,830	161,771
Net income (loss) income attributable to SINA	(19,094)	(302,092)	31,738	45,132	176,802
Net income (loss) income per share attributable to SINA
Basic	(0.31)	(4.64)	0.48	0.68	2.72
Diluted	(0.31)	(4.64)	0.47	0.66	2.63
Shares used in computing basic net income (loss) per share attributable to SINA	61,216	65,121	66,401	66,741	64,950
Shares used in computing diluted net income (loss) per share attributable to SINA	61,216	65,121	66,849	67,087	71,565

(1)         Fiscal year 2010 results included an other-than-temporary impairment of $128.6 million related to our equity investment in China Real Estate Information Corporation (“CRIC”).

(2)         Fiscal year 2011 results included $350.1 million in impairment charges, including other-than-temporary impairment of $230.3 million related to our equity investment in CRIC, other-than-temporary impairment of $50.9 million related to our equity investment in Mecox Lane Limited (“MCOX”) and goodwill impairment of $68.9 million related to our mobile value added service (“MVAS”) business.

(3)         Fiscal year 2012 results included $18.5 million in impairment charges of equity investments, including other-than-temporary impairment of $8.4 million related to our equity investment in MCOX. In 2012, CRIC merged into and became a 100% subsidiary of E-House.  As a result, our interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest of E-House, and $85.5 million cash. We recognized an amount of $45.3 million one-time gain as a result of the merger. We also recognized a gain of $10.2 million resulting from sale of shares of Tudou Holdings Limited (“Tudou”) in March 2012 and the gain from Tudou’s merger with Youku Inc. (“Youku”) in August 2012.

(4)         Fiscal year 2013 results included a dilution loss of $10.2 million in the investment in E-House (China) Holdings Limited (“E-House”), which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share. We also recognized a $6.1 million of other- than-temporary impairment loss on our investments under the cost method and a $21.1 million gain from change in fair value of investor option liability.

(5)         Fiscal year 2014 results included: 1) a $109.2 million gain from the sale of a portion of our investment in Alibaba Group Holding Limited (“Alibaba”) through Yunfeng E-Commerce Funds in Alibaba’s initial public offering, 2) a $49.2 million gain as a result of the initial public offering of Tian Ge Interactive Holding Limited (“Tian Ge”), a live social video company that we invested in, 3) a gain of $29.1 million from the acquisition by Tencent Holdings Ltd. (“Tencent”) of a 15% equity interest in Leju Holdings Limited (“Leju”), a subsidiary of E-house, on a fully diluted basis, 4) a $19.2 million gain as a result of the initial public offering of Leju, 5) a loss of $47.0 million in the fair value change of investor option liabilities, and 6) an impairment of $14.5 million related to goodwill acquired from Beijing Weiyue Information Technology Co., Ltd (“Weiyue”), which is an online reading platform operator.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(US$, in thousands)
Financial position:
Cash, cash equivalents and short-term investments	882,835	673,475	713,598	1,868,239	2,166,538
Working capital	760,635	627,167	658,318	1,790,696	2,142,859
Total assets	1,636,090	1,391,447	1,482,906	2,897,843	3,703,328
Long-term liabilities	147,540	128,355	110,004	894,119	889,401
Total liabilities	395,564	329,098	337,033	1,222,225	1,282,058
Total SINA shareholders’ equity	1,239,308	1,055,670	1,136,670	1,191,210	2,145,772
Total shareholders’ equity	1,240,526	1,062,349	1,145,873	1,675,618	2,421,270

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

Due to the rapidly evolving market in which we operate, our historical year-over-year and quarter-over-quarter trends may not provide a good indication of our future performance. For certain business lines, we have experienced high growth rates in the past and there may be expectations that these growth rates will continue. For other business lines, we have experienced declining trends. In the past, we have relied on the growth of our online advertising business to derive profitability, which we have used to fund new initiatives such as Weibo. Our online advertising business may suffer from price competition from other online advertising companies. We may have to lower our profitability or operate at a loss in order to adequately fund critical initiatives that we believe will create value for our company and strengthen our market position over the long run. Our operating results have in the past fallen below the expectations of industry analysts and investors and may fall again in the future. Our share price may decline significantly as a result of our failure to meet such expectations.

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

In 2014, approximately 60% of our advertising and marketing revenues in China were derived from the automobile, fast-moving consumer goods, internet and financial services, IT and telecommunication sectors. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer. Our growth in advertising and marketing revenues will also depend on our ability to increase the advertising and marketing space on our network and develop new advertising and marketing inventory offerings, such as those tied to video content, mobile environment and user-generated content in social media environments, as well as performance-based inventories. If we fail to increase our advertising and marketing space at a sufficient rate or fail to develop new advertising and marketing inventory offerings that achieve market acceptance, our growth in advertising and marketing revenues could be hampered and our share price may drop significantly. Further, the increasing usage of online advertising blocking software may result in a decrease of our advertising and marketing revenues as the advertisers may choose not to advertise on the internet if such software is widely used. Our advertising and marketing revenues may also be materially adversely impacted if we are unable to develop effective advertising and marketing offerings for our mobile traffic, as internet users in China more and more rely on mobile devices, such as smart phones and tablets, to access the internet.

In addition, another difficulty we are facing is the adaption of our advertising and marketing resources to mobile devices and platforms. An increasing portion of our users accessed our products including portal website and Weibo through mobile devices in 2014. If they access our mobile products as a substitute for access through PCs, our ability to monetize our contents and grow relevant revenues would be dependent on the successful adaption to mobile devices and platforms. As new devices and platforms are continually being released, users may consume contents in a matter that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new mobile devices and platforms. If we are unable to adapt our products and services to new mobile devices and platforms in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

If our social media platform Weibo fails to compete effectively for user traffic and user engagement and generate sustainable revenue growth and profit, our share price could suffer significantly.

We only started to monetize Weibo traffic in the first half of 2012 through advertising and marketing services and value-added services such as game related services and VIP membership. Weibo is a form of social media featuring microblogging services and social networking services and is subject to intense competition for user traffic and user engagement. Major Chinese internet companies, including Sohu and Tencent, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also competes with offline media companies for audiences and content. In addition, as a form of social media featuring social networking services and messenger features, Weibo is subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers, such as Miliao, Weixin/WeChat, QQ Mobile, Yixin, Laiwang, Douban and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as In, Nice, Paipai and Meipai. Weibo also competes with both offline and online games for the time and money of gamers. Weibo has begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings competes with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo also faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services and navigation pages, such as Baidu, UCWeb and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat.  Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo has. Our social media platform Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

Furthermore, as monetization has been a challenge to other microblogging services and social networking services, it has been a challenge to us as well. We cannot guarantee that the monetization methods adopted by other microblogging and social networking services will work with Weibo or the current Weibo monetization methods can generate sustainable revenue growth and profit. In our efforts to build scale and increase user base and user stickiness, we have significantly increased and expect to further increase investments in Weibo in areas such as technology, infrastructure and marketing, which have caused our profitability to significantly decline and may result in further declines. In addition, we cannot assure you that the investments we make will result in increased Weibo users and traffic. If our monetization efforts are not successful, then our investments in Weibo could significantly depress our profitability, and if we are unsuccessful in growing and monetizing Weibo’s user base and traffic, our share performance could be materially adversely affected, the price of our ordinary shares could decline.

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

In April 2013, we formed a strategic alliance with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with our Weibo users. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB 2.3 billion ($380 million) in advertising and social commerce services from Weibo and us.  It is expected that we could generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, assuming the successful development of new products, business models and growth of effective traffic. However, since such revenues from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, revenues from Alibaba may fluctuate sequentially from period to period. Considering all factors around these arrangements, we anticipate that a significant percentage of our revenues through 2015 will be attributable to our collaboration with Alibaba. Although we plan to renegotiate the strategic alliance with Alibaba, we cannot assure you that the new terms will be at least as favorable to us as the current arrangement nor a new agreement will be reached at all. If we are unable to maintain our strategic alliance with Alibaba, enhance relationship with Alibaba, establish new relationships with additional strategic partners or recognize such purchase commitment as revenue, our results of operations and growth prospects would be adversely affected.

Our MVAS revenues have experienced an overall decline and may decrease further in the future.

In 2012, 2013 and 2014, MVAS revenues accounted for 13%, 9% and 4% of our total net revenues, respectively. Our MVAS revenues declined year over year for the past three years, and may further decline in the future. If users do not adopt our MVAS at a sufficient rate, our overall MVAS revenue could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

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

•                  changes in government regulations, which could restrict our MVAS offerings, curtail our ability to market our services or change user adoption or usage patterns in a negative way. For example, in August 2007, the Ministry of Information Industry (“MII”) (superseded by the Ministry of Industry and Information Technology (“MIIT”) established in March 2008) tightened the regulations over direct advertising in China, which reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. In December 2007, the MII unified the dialing codes of each service provider (“SP”), which increased the number of digits a user must input to subscribe to an SP’s MVAS, thereby making the purchasing process more complicated.  Effective as of September 1, 2013, the MIIT has required mobile users to register their real names. Implementation of these types of changes has led to in the past and may lead to in the future fewer subscriptions of MVAS and a decrease in new customers; and

•                  changes in mobile subscriber base from 2G and 2.5G, from whom we derive most of our MVAS revenues, to 3G and 4G, where mobile applications are more popular.

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

Our MVAS offerings depend mainly on cooperation arrangements with China Mobile and China Unicom and, to a lesser extent, China Telecommunications Corporation (“China Telecom”). We rely on these mobile operators to provide MVAS to subscribers, to collect payments from subscribers and to further develop new products. As we have limited bargaining power over the mobile operators, we may be required to enter into cooperation agreements on terms that are unfavorable to us, which may have a material and negative impact on our MVAS revenues and operating profitability. Possible negative impacts, most of which have occurred previously, includes:

•                  Mobile operators may increase the fee charged for providing their services. For 2014, the average fees charged by China Mobile and China Unicom for their collection and transmission services account for 21% of the amount we charged to our MVAS users.

•                  Mobile operators may restrict MVAS to be charged on a monthly subscription basis or disallow us to charge monthly fees for users who do not use our service in a particular month.

•                  Mobile operators may impose penalties — including stopping making payments for serious violations — on MVAS providers for violating their operating policies relating MVAS. Some of the operating policies are vague and difficult to determine whether a specific act violates such policy. In addition, the mobile operators may revise their policies unilaterally from time to time, which may result in unexpected breach by us in the future.

•                  Mobile operators may impose penalties for delivering inappropriate contents, the definition of which is vague and subjective, through our MVAS.

•                  We currently estimate a portion of MVAS based on our internal record together with certain adjustment. We may have to instead rely on the mobile operators’ billing statements to record our MVAS revenue if there is a significant discrepancy between our internal record and billing statements from mobile operators, which will lead to a fluctuation of MVAS revenues.

•                  If mobile operators’ systems encounter technical problems and they refuse to cooperate with us or if they do not provide adequate services, our MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on our operating results.

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

In terms of informational features, we compete with existing or emerging PRC internet portals such as Baidu Inc. (“Baidu”), Tencent, Netease, Sohu and Phoenix New Media Limited (“iFeng.com”). In addition, we also face competition from vertical websites, which may have better focus and more resources dedicated to a specific topical area, such as automobile, finance and IT information.  Our competitors in this area include Hexun, East Money, China Finance Online, Autohome, Bitauto, PCAuto, Xcar, ZOL Online, PCpop.com and PConline.

As we expand our product and services offerings into social media and social networking services, online video, WAP (mobile portal), blog, light blog and messaging services, we face competition from companies that are focused in the same space. Major Chinese internet companies, including Sohu, Tencent.com, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers, such as Miliao, Weixin/WeChat, QQ Mobile, Yixin, Laiwang, Douban and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services.  In addition, we may also face increasing competition from global social media and social networking services, such as Twitter and Facebook.

On MVAS, we compete with other service providers such as Kongzhong and Linktone that specialize in MVAS as well as other players such as Sohu, iFeng.com. In addition, the major mobile operators in China, including China Mobile and China Unicom, have entered the business of content development.

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

We receive a high degree of media coverage in Chinese communities around the world. There has in the past been various negative press coverage about our company based on untrue or unsubstantiated rumors and, as a result, the perception of our brands as well as the price of our ordinary shares has at times been negatively affected. For example, there was broad media coverage about the talk between the State Internet Information Office, which regulates the dissemination of information over internet in China, and us regarding its concerns about the spread of illegal information in our portal website sina.com.cn. Although no penalty was affirmative yet, the negative media coverage still might have jeopardized our brand and our users’ willingness to use our services. We have in some cases taken affirmative steps to address such coverage. However, we cannot assure you that we will be able to diffuse negative press coverage about our company to the satisfaction of our investors, users, advertisers, customers and strategic partners. If we are unable to diffuse negative press coverage about our company, our brands may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our ordinary shares may decline.

We rely in part on application marketplaces, internet search engines, navigation sites and web browsers to drive traffic to our platform and website, and if we fail to appear high up in the search results or rankings, traffic to our platform and website could decline and our business and operating results could be adversely affected

We rely on application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of the mobile applications of our products, including Weibo, Sina News and Sina Finance. In the future, Apple, Android stores or other operators of application marketplaces may make changes to their marketplaces which make access to our products and services more difficult. We also depend in part on internet search engines, navigation sites and web browsers, such as Baidu, Sougou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons occasionally. Any reduction in the number of users directed to our mobile applications or website through application marketplaces, internet search engines, navigation sites and web browsers could harm our business and operating results.

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2014, our long-term investments included $287.3 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. In 2012, we recognized an impairment charge of $18.5 million on our long-term investments, including $8.4 million on our investment in MCOX.  In 2013, we recognized an impairment charge of $6.1 million on our long-term investments. In 2014, we recognized an impairment charge of $18.0 million on our long-term investments. We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

We reported our ownership in CRIC using the equity method of accounting starting from October 1, 2009 and, as such, our net income was impacted by CRIC’s performance. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75 per ordinary share. Our earnings from equity investments have declined since the merger of CRIC with E-House. For 2012, we recorded $16.7 million in loss from equity investment in E-House. For 2013, we recorded a gain of $2.3 million from our equity investment in E-house due to the recovery of real estate market in China. For 2014, we recorded a gain of $10.1 million from our equity investment in E-house. However, we may incur loss from such investment again in the future.

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

Traffic growth and user engagement depend upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

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

Many of our products and services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and will use open source software in the future. In addition, from time to time, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by domestic or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

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

Our future performance depends in part on support from platform and data partners.

We have made and are continuing to make investments to enable developers to build, grow, and monetize mobile and web applications that integrate with our products like Weibo. Such existing and prospective developers may not be successful in building, growing, or monetizing mobile and/or web applications that create, maintain and enhance user engagement. Additionally, developers may choose to build on other platforms, including mobile platforms controlled by third parties instead of ours. We are continuously seeking to balance the distribution objectives of our developers with our desire to provide an optimal user experience, and we may not be successful in achieving a balance that continues to attract and retain such developers. For example, from time to time, we have taken actions to reduce the volume of communications from these developers to users with the goal to enhance user experience. In some instances, these actions, as well as other actions to enforce our policies applicable to developers, have adversely affected our relationships with such developers. If we are not successful in our efforts to continue to grow the number of developers that choose to build products that integrate with our products or if we are unable to continue to build and maintain good relationships with such developers, our user growth and user engagement and our financial results may be adversely affected.

In addition, we generate a portion of revenues from licensing our historical and real-time data to third parties. If any of these relationships are terminated or not renewed, or if we are unable to enter into similar relationships in the future, our operating results could be adversely affected.

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

Future outbreaks of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease or other widespread public health problems could result in the reduction of our advertising and fee-based revenues.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ‘‘actual control’’ in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately ‘‘controlled’’ by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the ‘‘variable interest entity’’ structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See ‘‘—Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.’’

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of all our significant VIEs other than Guangzhou Media Message Technologies Co., Ltd., for which we are in the process of obtaining the relevant registrations.

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

In addition, we have adopted and renewed a shareholder rights plan pursuant to which our existing shareholders would have the right to purchase ordinary shares from us at a substantial discount from those securities’ fair market value in the event a person or group acquires more than 10% of our outstanding ordinary shares on terms our board of directors does not approve. As a result, such rights could cause substantial dilution to the holdings of the person or group which acquires more than 10%. Accordingly, the shareholder rights plan may inhibit a change in control or acquisition and could adversely affect a shareholder’s ability to realize a premium over the then prevailing market price for our ordinary shares in connection with such a transaction.

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

•                  In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) all the internet content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, (ii) online audio/video service providers transmitting internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) under this notice, online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules and (iv) online audio/video content, include internet dramas and micro films, must be filed with the relevant authorities before release. This supplementary notice is very new, and thus far no relevant implementation rules or interpretations have been issued. Thus, it remains unclear what, if any, potential liabilities our ICP Company could face in respect of the online audio/video content available on our website. See also “— We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

•                  The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.

•                  In 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by the State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn and our video sharing service channel, video.sina.com.cn. We also received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit, which imposed an administrative fine of RMB5,085,183 (US$819,583) on our company in connection with the content referred to above. There is no assurance that similar penalties will not be imposed on us again in the future.

The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of relevant PRC authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.

Our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by State Administration of Press, Publication, Radio, Film and Television in 2014 for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our video sharing service channel, video.sina.com.cn. Consequently, we may have to cease offering online reading services or video services altogether or find business partners with the proper licenses to offer such services through cooperation arrangements. Our online game services may also be affected as the Internet Publication License governs the application for standard publication codes for the publishing of self-developed games.  There is no assurance that we will be able to find suitable third parties under commercially reasonable terms to continue these services, and even if we do enter into such cooperation arrangements to continue the services, the arrangements will increase our operational costs for delivering these services.  In addition, the revocation of the relevant licenses may harm our ability to obtain licenses and permits or similar permits in the near future and harm our reputation, which may have a material adverse impact on our ability to attract business partners and customers and on our revenues and results of operations.

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

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In July 2004, our IVR service was temporarily terminated by China Mobile, citing that we had provided inappropriate content to our mobile subscribers through our IVR service. In January 2005, the GAPPRFT, which regulates radio and television stations in China, issued a notice prohibiting commercials for MVAS related to “fortune-telling” from airing on radio and television stations. In April 2015, the State Internet Information Office, which regulates the dissemination of information over internet, informed us of its concerns about the spread of illegal information in our portal website sina.com.cn related to rumors, violence, terrorism, advocating of heresies and distorted news facts. We were further informed that CAC might impose punishment including fine, suspension of our internet news service and even shutdown of our portal website unless we improved censorship and control over contents in our websites. Since the standard of “illegal information” is far from clear, there is no assurance that our efforts to improve the censorship and control will be satisfactory to the State Internet Information Office, and we will be subject to the penalties listed above if the State Internet Information Office finds our improvement not sufficient. In addition, the GAPPRFT and other Chinese government authorities may prohibit the marketing of other MVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our financial position, results of operations or cash flows. We are not sure whether mobile operators, including China Mobile and China Unicom, or the Chinese government will find our other online content inappropriate and therefore prevent us from monetizing the contents in our SINA portal and Weibo, or operating the MVAS relating to such content in the future. If they prevent us from offering such services, our profit will suffer.

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

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ‘‘actual control’’ in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but ‘‘controlled’’ by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor in a restricted industry as indicated in the ‘‘negative list,’’ provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a ‘‘negative list,’’ to be separately issued by the State Council at a later date. Unless the underlying business of the foreign-invested enterprise falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the foreign-invested enterprise.

The ‘‘variable interest entity’’ structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See ‘‘Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure’’ and “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with VIEs and their respective shareholders.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately ‘‘controlled’’ by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the ‘‘negative list’’ as restricted industry, the VIE structure may be deemed legitimate if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or the foreign investment obtains market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 99.9% of our total voting power.  the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ that is to be issued. If the enacted version of the Foreign Investment Law and the final ‘‘negative list’’ mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign-invested enterprises meeting certain criteria are required to report on a quarterly basis. Also, the Ministry of Commerce may supervise and examine the foreign investors and the FIEs regularly or irregularly on their compliance with the Foreign Investment Law. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

As of December 31, 2014, we had approximately $2,092.3 million in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

On May 1, 2015, China’s new Deposit Insurance Regulation will come into effect, pursuant to which banking financial institutions, such as commercial banks, established in China will be required to purchase deposit insurance for deposits in RMB and in foreign currency. Under this regulation, depositors will be fully indemnified for their deposits and interests in an aggregate amount up to a limit of RMB500,000. Deposits or interests over such limit will only be covered by the bank’s liquidation assets. Therefore, although this requirement to purchase deposit insurance may help, to a certain extent, prevent Chinese banks from going bankrupt, it would not be effective in providing effective protection for our accounts, as our aggregate deposits are much higher than the compensation limit.

Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.  Weibo Internet Technology (China) Co., Ltd. (Weibo Technology), our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, and the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Its qualification as a “software enterprise” is subject to annual evaluation and a two-year review by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

Further, as tax laws, regulations and policies are continuously evolving, the interpretation and enforcement of these laws and regulations involves uncertainties. PRC tax authorities have significant discretion in interpreting and implementing statutory and contractual terms related to tax filings. Certain tax policies and internal rules are not published on a timely basis or at all, and may have a retroactive effect. As such, we may not always be able to record our income tax fully in consistency with the requirements of the tax authorities. Tax authorities in China have the power and authority to initiate tax audits against any company to check its income tax fillings from time to time. If the relevant tax authorities believe that there are deficiencies as to our tax filings and initiate a tax audit against us, this could result in substantial costs and diversion of our resources, sanctions, including payment of delinquent taxes and fines, and could adversely affect our financial condition and results of operations.

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

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of equity interests in an overseas holding company (an Indirect Transfer), and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate of less than 12.5% or (b) does not tax the foreign income of its residents, then the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the relevant tax authority for the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued SAT Circular 7 to supersede the existing tax rules in relation to Indirect Transfers, while the other provisions of SAT Circular 698 remain in force.  SAT Circular 7 extends its tax jurisdiction to capture not only Indirect Transfers as set forth under SAT Circular 698 but also transactions involving transfers of movable and immovable property in China belonging to a foreign company through the offshore transfer of a foreign intermediary holding company. According to SAT Circular 7, if a non-resident enterprise indirectly transfers China taxable properties through an arrangement without reasonable commercial purpose but rather to avoid China enterprise income tax, the Indirect Transfer shall be re-characterized and treated as a direct transfer of China taxable property. SAT Circular 7 also interprets the term “transfer of the equity interest in a foreign intermediary holding company” broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable China assets and indirect transfers resulting from a corporate restructuring. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7. In addition to the voluntary reporting, SAT Circular 7 empowers the Chinese tax authorities to require various documents from the parties involved.  Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee involved in the Indirect Transfer, as they are required to make their own determination of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. It also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply.

SAT Circular 7 became effective on February 3, 2015, but it also applies to Indirect Transfers which occurred before its issuance but have not received assessment from the tax authorities. SAT Circular 698 and SAT Circular 7 may be determined by the tax authorities to be applicable to our corporate restructuring where non-resident investors were involved, if any such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

There are still uncertainties as to the interpretation and implementation of SAT Circular 7. The PRC tax authorities have discretion under SAT Circular 698 and SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. However, the implementation procedures of the MOU remain uncertain. As a result, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ordinary shares from NASDAQ or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2011, we recorded a goodwill impairment charge of $68.9 million related to our MVAS business. A goodwill impairment charge of $14.5 million was recorded in 2014, which related to our acquired online reading business. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the year ended December 31, 2014, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $35.05 to $89.79 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In January 2014, CNNIC released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of Weibo’s users had declined by 9.2% from 2012 to 2013. Our share price fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

As a result of a significant increase in the value of our passive assets and the decline in the value of our ordinary shares, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2014, unless and we choose to deploy our passive assets for working capital purposes or other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year.Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

If we are characterized as a PFIC for any year, a U.S. Holder (as defined below under “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should consider making a “deemed sale” election. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

The primary focus of SINA’s operations is in China, where the majority of our revenues are derived. SINA’s business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd., Beijing SINA Payment Technology Co., Ltd, Weibo Internet Technology (China) Co., Ltd. (Weibo Technology) and significant VIEs and VIE subsidiary, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wang Xing Technology Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd., Beijing Weimeng Technology Co., Ltd and Weibo Interactive Internet Technology Co., Ltd.

From 1999 to 2001, SINA’s growth was mainly driven by the online advertising business, which generated the majority of our revenues. In late 2001, SINA began offering MVAS under arrangements with third-party mobile operators in the PRC and had experienced significant growth in MVAS revenues up until 2004. Starting in 2005, the MVAS business has been repeatedly disrupted by changes in operator policies. On the advertising side, we have experienced growth in recent years, except for 2009, when China was impacted by the global financial crisis.

We have grown organically and through acquisitions, partnerships and investments in recent years. For example, SINA acquired Memestar Limited, an MVAS company, in 2003, Crillion Corporation, an MVAS company, in 2004 and Davidhill Capital Inc., an instant messaging company, in 2004. In 2008, SINA spun off its real estate and home decoration channels into its subsidiary COHT and sold a 34% interest to E-House. In October 2009, SINA injected its online real estate advertising business into a majority-owned subsidiary and exchanged its interest in COHT for a 33% interest in CRIC upon CRIC’s listing on the NASDAQ Global Select Market. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75.

We have made investments in certain internet sectors that we have chosen to participate through investments rather than organic development as well as in areas that we believes are strategic to extend our online ecosystem. For example, in August 2011, we purchased 9% of the issued and outstanding shares of Tudou, an online video company in China, which was merged into a wholly owned subsidiary of Youku in August 2012. Our shares in Tudou were converted into shares of the combined company, Youku Tudou Inc. In October 2011, SINA invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. In 2014, we sold through Yunfeng Funds part of shares we held in Alibaba Group in its IPO and recognized a one-time disposal gain for such investment.

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

B.                                    Business Overview

Overview

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content (“UGC”) in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

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

Market and Industry Overview

Our primary focus is on the Chinese market, from which the majority of our revenues are derived. From a macro perspective, the success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2014 grew 7.4% year over year to RMB63.6 trillion ($10.3 trillion), showing a slowdown in the annual growth. The same study indicated that China’s annual disposable income per capita for urban households climbed from RMB15,780 ($2,272) in 2008 to RMB28,844 ($4,679) in 2014, representing a compound annual growth rate (“CAGR”) of 11%. During the same period, China’s retail sales of consumer goods grew from RMB11.5 trillion ($1.7 trillion) to RMB26.2 trillion ($4.2 trillion), representing a CAGR of 15%. The decline in both annual growth rate and CAGR of GDP and annual disposable income per capita reflects certain level of pressure on keeping economic momentum at the same rate as before.

From an industry perspective, however, the internet and internet-related markets in China have been evolving rapidly in the recent years. The success of our business largely depends on an ever increasing internet community and a dynamic online ecosystem in China where we are well positioned. According to the biannual survey by China Internet Network Information Center (“CNNIC”) on China’s internet industry, the number of internet users in China grew by 31 million in 2014 to reach 649 million as of December 31, 2014. Further, another trend in the internet market is the shift of users from personal computers to mobile devices. The Ministry of Industry and Information Technology of PRC (“MIIT”) reported in January 2015 that the number of mobile phone users in China has achieved 1.3 billion in December 2014. Mobile users with 3G capabilities reached 485 million at the end of December 2014, an increase of 84 million from the end of 2013, and mobile users with 4G capabilities reached 97 million in the year 2014. The year 2014 has witnessed the ever-increasing adoption of smartphones and tablets with 3G, 4G and Wi-Fi capabilities in China. In a press release issued by Internet Data Center (“IDC”)  in January 2015, it is shown that the total shipments of China’s smart devices, including smart phones, tablets and PCs has exceeded 510 million in 2014, a 16% annual increase from previous year. It’s noteworthy that the shipments of smart phones in 2014 have reached 420 million, marking an unprecedented annual growth of 20%. We could expect the upward trend of smart devices adoption in China, however, it is estimated by IDC that the total shipments of smart devices in 2015 will be around 540 million, a merely 6% increase from 2014. While the growth rate of internet users, smart phone shipments as well as mobile internet users have achieved an ever-increasing level in 2014, the possibility of slowdown in growth rate hereafter is predictable. Nevertheless, we believe the large user base still makes China’s market attractive for us to expand our product offerings and to grow our revenue streams.

Business and Products

We operate our business through the following three business segments, SINA Portal, Weibo and other businesses. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA portal and Weibo, such as promoted feeds. Non-advertising revenues include revenues from mobile value added services (“MVAS”), Weibo value-added services (“Weibo VAS”) which mainly includes Weibo games, VIP membership and data licensing services.

Portal Business and Products

SINA.com and SINA Mobile

SINA.com is an online media property which provides professional digital contents to users and offers online brand advertising and marketing solutions to customers.

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

SINA.cn, our SINA mobile portal, delivers the latest information and digital contents from SINA.com to mobile users via WAP. SINA also offers the latest information and contents in mobile applications.

User Offerings

As a leading digital content provider, SINA offers a variety of free interest-based vertical channels through SINA.com and SINA.cn that provide region-focused format and content. The key vertical channels include:

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

SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the major exchanges around the world, including U.S., Shanghai, Shenzhen and Hong Kong stock exchanges, as well as breaking news from individual listed companies and market trend analysis.:

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

SINA Entertainment. SINA Entertainment contains extensive coverage of local and international entertainment news and events, including movies, television programs, plays, operas, music and celebrities in related fields.

SINA Technology.  SINA Technology provides updates on recent activities of high-tech corporations as well as industry trends in China and worldwide.

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, mainly including news, sports, entertainment and education. SINA Video also allows users to upload, publish and manage user generated videos. For the risks concerning the revocation of our License for Online Transmission of Audio-Visual Programs, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

Other Channels. In addition to the aforementioned vertical channels, SINA.com also includes SINA Education, SINA Digital, SINA Fashion, SINA eLadies, SINA Luxury, SINA Health, SINA Collectibles, SINA Travel and other interest-based channels. Each channel serves as an interactive platform which offers extensive, professional, real-time, interest-based information and targeted services in respective vertical areas to users.

Advertiser Offerings

SINA.com is an online brand advertising property. SINA.com’s advertising product offerings consist of banner, button, text-link and in-stream video advertisements that appear on pages within the SINA network, channels and promotional sponsorships, and advertising campaign design and management services. Our primary advertising and sponsorship client base includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

Through SINA.com’s various vertical channels, across PCs and mobile platforms, it provides a rich spectrum of advertising and marketing solutions to advertisers to connect with users in a meaningful way. SINA.com’s advertising offerings consist of display ad, news feeds ad and video ad. Display ad, which mainly takes the formats of banner, button, text-link and loading page ads, fulfils advertisers’ basic needs to drive awareness and interests. To further deliver value for our advertisers and meet their branding needs at deeper level, we offer news feeds ad, a performance-based ad format, which is served within contents streams across our various media platforms at mobile terminals and provides a personalized and targeted advertising experience to customers. To enrich our advertising format, we also offer Video ad on our platform which takes forms of pre-roll, mid-roll, post-roll video screens and pause video screens.

Cooperation with Partners

In addition, we have closely cooperated with a range of content, service, application and distribution partners in order to serve users more effectively and to extend our brand and services to a broader audience. The goal of SINA.com’s content partnerships is to provide its users with an extensive offering of Chinese-language content. We contract with content partners to display their contents on one or more of our websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of our leading content providers include the International Olympic Committee, NBA, English Premier League, UEFA Champions League, La Liga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association, CCTV, JSTV, BTV, Xinhua News Agency, People’s Daily Online, China News, AFP, Associated Press, Reuters, Getty Images, China Daily, Nanfang Daily Group, Beijing News, Nasdaq OMX, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange. For our mobile content, SINA.com has established content partnerships with certain international record companies to provide image and music downloads.

Weibo’s Business and Products

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Weibo provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.  Since its inception, Weibo has amassed a large user base and has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations such as media outlets, businesses, government agencies and charities. Weibo platform is compatible with all major mobile operating systems, including Android, iOS, Symbian, Windows and Blackberry, and is accessible through mobile apps, mobile websites, personal computer apps and personal computer websites.

Products for Users

Self-Expression Products. Weibo offers the following products to enable users to express themselves on Weibo platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and attach multimedia, including photos, music, short videos and blogs. The text in a feed is limited to 140 Chinese characters. Since Chinese characters are much more information-dense than letters of the alphabet, more meaning can be conveyed in 140 Chinese characters than in the same number of letters. Feeds on Weibo, therefore, tend to be content-rich, descriptive and vivid, while still fitting onto the screen of a mobile device.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and albums. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, fans accounts and Weibo account number is available on the user’s Page. Users with verified authentic identity information will have an orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•                  Enterprise Page. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, promotion activities, ad campaigns and payment processing on Weibo. For example, an e-commerce merchant can install Page apps to facilitate purchase activities through Weibo or offer “red envelop,” lucky money, drawings to recruit fans.

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

•                  Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops,” lucky money and receive payments from other users.

•                  Group Chat. Group Chat enables users to organize and participate in conversations based on common interests. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base

Discovery Products. Weibo offers the following products to help users discover content on Weibo platform:

•                  Information Feed.  The information feed resides on the user’s home page. Each user’s information feed displays a regularly updating flow of feeds posted by that user and by other users he or she has decided to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. The default setting for the information feed is the timeline, where the most recent feed is shown at the top. To improve user experience, promoted content, hot feeds and missed feeds are added to a user’s information feed based on the user’s social network as well as the level of engagement of feeds from accounts followed. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, e-commerce, fashion, media and photography, and view feeds from each group separately.

•                  Search. Our search function allows users to search our platform for feeds, users, apps and pictures by keyword and hashtag.

•                  Object Page. Weibo works with companies with large online content libraries of videos, songs, mobile applications, books and points of interest (such as restaurants, hotels and movie theaters) and create Weibo Pages for their objects, known as Object Pages. Users can visit these Object Pages to find rich content on these objects and interact with other users of similar interest. For example, users can stream songs, watch movie trailers, read book excerpts and download apps from the respective Object Pages. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users. Some Object Pages also offer the sale of movie tickets and books and app downloads.

•                  Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Users may view feeds under each trending topic and participate in the discussion.

•                  Discovery Channel. Users can also explore the hottest trending topics being discussed on Weibo by visiting the discovery channel, where popular feeds are aggregated by category, such as humor, astrology, comics, food, technology, auto, sports, reading, recruiting, charity, news, travel, movie, songs, purchase, video, lottery and T-mall flash sales. The discovery channel also offers an online game center and app download center, as well as content discovery using location-based services functions.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Weibo Games. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Most Weibo games are offered for free and certain games allow users to purchase virtual currency, known as Weibo Credit, to redeem virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

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

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on the article’s popularity and enables users to comment, like and share to their fans on Weibo. Another example is Weibo Weather, a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that the users choose to follow.

Products for Advertising and Marketing Customers

Weibo seeks to provide advertising and marketing solutions to enable its customers to promote their brands and conduct effective marketing activities. Weibo provides its customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on its platform. Weibo’s advertising and marketing customers include both large companies and SMEs that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Ads. Social display ads appear on a user’s home page and other pages. When users click on the social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Weibo’s promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media value to our customers. We offer promoted feeds tailored to different customer segments;

•                  FST is a customizable and self-service marketing solution that we offer currently to SMEs under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the fans of a given user. SMEs can place FST ads either through our authorized distributors, who have expertise in social media marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted feed that we guarantee will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Select is a highly customizable version of promoted feeds that we offer to key account customers. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period; and

•                  Weibo Express is  a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users.

•                  Promoted Accounts. Promoted accounts appear either in a column next to the information feed on PC or directly in the information feeds on both PC and mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement using their Weibo Pages.

•                  Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

Weibo provide its advertising and marketing customers with analytical tools to enable them to track and improve the effectiveness of their campaigns on Weibo’s platform.

Products for Platform Partners

Weibo seeks to provide its platform partners with tools and APIs that they can use to share their content to Weibo’s platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Weibo’s platform partners include traditional and online media outlets as well as developers of games and other applications. Products offered for our platform partners include:

Weibo Connect. The following products allow our platform partners to link their websites and mobile apps to Weibo platform, enabling their users to share content to Weibo:

•                  Single Sign-on Registration. Users can register for access to our platform partners’ websites and apps with their Weibo accounts instead of creating new accounts online. This feature eliminates the need for users to register and create a new log-in identity for each website or app they visit, making it easier to explore new websites and apps requiring log-in.

•                  Social Plugins. Social plugins are a set of embedded widgets, such as Share, Like, Comment and Follow, that allow users to access the functionality of Weibo from third-party websites and mobile apps. By installing Weibo social plugins on their websites or mobile apps, our partners enable their users to share content to Weibo, which may direct traffic of interested Weibo users back to their properties.

•                  Multimedia Cards. Multimedia cards allow our mobile app partners to enable their users to share multimedia content, such as photos, songs and short videos, in a feed to Weibo. Content shared on multimedia cards is tagged and can be discovered by users who search for the tagged keywords.

Weibo Service. Weibo’s open application programming interfaces allow third-party developers to build apps to serve individual and organization users.

•                  App Application Programming Interfaces. Weibo provides its platform partners a set of application programming interfaces that they can use to develop apps for Weibo platform. Currently, the most popular category of these apps is Weibo games.

•                  Page App Application Programming Interfaces. Weibo’s Page app application programming interfaces allow platform partners to develop apps that improve the features and functionalities of Weibo Pages. For example, an e-commerce merchant can install a Page app that enables users to view and purchase its goods on Weibo. Page apps created by platform partners are becoming increasingly popular. We allow app developers to charge for the Page apps, but we currently do not have revenue share on these apps.

•                  Enterprise Application Programming Interfaces. Weibo offers enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, Weibo’s enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages, also known as DYI, to followers who have opted in to such subscriptions. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With the DYI subscription function, the Center is able to send timely earthquake news through Weibo’s messenger to all of its subscribers at once. Weibo also provides data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Credit. Weibo Credit allows its users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Weibo Wallet. Weibo wallet enables users to hand out “red envelops” and lucky money, to build a bigger and more active fan base.

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

Game. SINA’s game portal provides users with downloads and gateway access to popular online games, information and updates on popular online and PC games and value-added application tools, all aimed at enhancing the overall multimedia community experiences of China’s online game players.

eReading. eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders. For the risks concerning the revocation of our Internet Publication License, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

Email. SINA’s Email services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Email supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.

Blog. SINA Blog is a popular website in China for bloggers to publish and read original writings.

Strategic Relationship

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB2.3 billion ($380 million) in advertising and social commerce services from Weibo and us.  It is expected that we could generate such amount in revenues in aggregate for Weiboand us from 2013 to 2015, assuming the successful development of new products, business models and growth of effective traffic. However, since such revenues from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, revenues from Alibaba may fluctuate sequentially.

Technology Infrastructure

SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. Our web pages are generated, served and cached by servers hosted at various co-location web hosting sites in mainland China, the U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache, Squid, Nginx, and Lighttpd servers. These servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, AT&T in San Jose, California, as well as NTT in Hong Kong.

We believe that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, traffic, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of China Mobile and China Unicom to provide MVAS to SINA’s users. Nevertheless, we have experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on our business, similar instances may have a material impact on its business in the future.

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

Competition

We provide online digital content and services for the global Chinese community, including but not limited to informational features, social media and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer various content and services targeting this community that compete with our offerings.

The development of China’s advertising industry also makes certain impacts on our product offerings and revenue generation.  According to a study by iResearch on China’s online advertising market in 2014, the traditional online advertising territories have maturated to a level with flattish or declining annual growth rate. Furthermore, as we renovate our traditional business and keep up with the dominant trend in the internet market, we noticed that advertisers’ overall budget allocation usually cannot be shifted at the same rate as the change of users’ online behaviors and time spent. In this sense, there will be some challenges we face to ramp up our legacy business, take shape and form the foundation for our longer growth, and meanwhile there will be efforts we make to educate the market and evolve with the development of China’s advertising industry.

See “Item 3. Key Information — D. Risk Factors — The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “— We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects”.

Government Regulation and Legal Uncertainties

The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information — D. Risk Factors.”

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MIIT, the various services of the PRC internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), the GAPP, the SARFT (GAPPRFT was formed when the GAPP was combined with the SARFT in March 2013), the Ministry of Education (“MOE”), the MOC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

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

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in July 2009 by the MIIT authorizing the ICP Company to provide national information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through April 29, 2019 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through April 9, 2018 and subject to annual inspection. The ICP Company also holds a Telecommunication and Information Services Operating License, which was issued on October 29, 2010 by the MIIT authorizing the ICP Company to operate bulletin board system or BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued  by the MIIT authorizing StarVI to provide national information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 8, 2019 and is subject to annual inspection.  StarVI also holds a Telecommunication and Information Services Operating License, which was issued by the MIIT authorizing StarVI to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS. The license is valid through December 4, 2015 and is subject to annual inspection.

Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued by the MIIT authorizing Wangxing to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection. Wangxing also holds a Telecommunication and Information Services Operating License, which was issued by the Guangdong branch of the MIIT authorizing Wangxing to operate to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment, culture, radio and television programs and BBS. The license is valid through September 18, 2019 and is subject to annual inspection.

Guangzhou Media Message Technologies, Inc. (“Xun Long”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued by the MIIT authorizing Xunlong  to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection.

Beijing Weimeng Technology Co., Ltd (“Weimeng”) currently holds a Telecommunication and Information Services Operating License, which was issued on by Beijing branch of the MIIT authorizing Weimeng to provide internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through August 10, 2015 and is subject to annual inspection.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests and so on, as well as ensuring the authenticity of any information they provide. Relevant Internet Information Service Providers are responsible for the protection of users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continue non-compliance.

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

On December 27, 2000, the Information Office of Beijing People’s Government approved the ICP Company to develop online news publishing services. On June 6, 2006, SCIO issued to the ICP Company the Internet News Information Service License, which is subject to annual inspection. In addition, Weimeng currently provides a platform for our users to post news, current topics and social events and has not obtained an internet news publication license. However, if the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news publication license for such services is needed, we may need to apply for the relevant approval and license, which Weimeng may not successfully obtain in a timely manner or at all.

On April 28, 2015, the State Internet Information Office, or the SIIO, issued the Provisions on the Questioning Procedures for Internet News Service Providers, or the Provisions. The Provisions provide the SIIO and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in the Provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the SIIO or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the SIIO and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers under the Provisions. The Provisions will take effect on June 1, 2015.

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

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of internet Audio Visual Program, which reiterates (i) the requirement to obtain permits for audio-visual programs published to the public through an information network, where applicable and (ii) the prohibition of certain types of internet audio visual programs containing violence, pornography, gambling, terrorism or superstitious factors.

On April 1, 2010, the SARFT issued the internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films.  This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and also that online audio/video content service providers should not release any internet dramas or micro films that were produced with any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules. This notice also requires that online audio/video content, include internet drama and micro films, be filed with the relevant authorities before release.

In 2014, GAPPRFT issued a Notice on Further Implementation of the Relevant Provisions on the Administration of Online Foreign Films and Teleplays. This notice reiterates the requirement that foreign films and teleplays should obtain a publication license or issuance license before being broadcast online.  Websites that have obtained a License for Online Transmission of Audio-visual Programs with a license scope including category II (compiling and broadcasting services for audiovisual programs of films, television serial dramas and animations) are able to import foreign films and teleplays specifically for use in information network communication. The annual total amount of foreign films and teleplays imported by a single website for broadcasting under the Notice is not permitted to exceed 30% of the total amount of domestic films and teleplays purchased by the website for broadcasting in the previous year, and the importation plan is subject to approval from the GAPPRFT.

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by the SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company had a License for Online Transmission of Audio-Visual Programs that was issued by the SARFT and originally valid through April 28, 2015. In 2014, however, our License for Online Transmission of Audio-Visual Programs was revoked by the State Administration of Press, Publication, Radio, Film and Television due to certain unhealthy and indecent content from third-parties or by users on our portal, i.e., on our website www.sina.com.cn. We may not continue offering video service unless we reapply and receive the License for Online Transmission of Audio-visual Programs or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

Production of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Regulations,” which went into effect as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million.

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through September 6, 2015 and is subject to annual inspection. Additionally, Weimeng also holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid until April 2017.

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

The ICP Company currently holds a Value-Added Telecommunication Services Operating License originally issued by the MIIT authorizing the ICP Company to provide nationwide value-added telecommunications services (excluding fixed line phone call information services and internet information services). The license is valid through April 29, 2019 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through April 9, 2018 and subject to annual inspection.

Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License issued on by the MIIT authorizing Xunlong to provide nationwide information services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection.

StarVI currently holds a Value-Added Telecommunications Services Operating License issued on by the MIIT authorizing StarVI to provide nationwide information services (excluding fixed line phone call information services and internet information services). The license is valid through August 8, 2019 and is subject to annual inspection.

Wangxing currently holds a Value-Added Telecommunication Services Operating License originally issued on November 11, 2011 by the MIIT authorizing Wangxing to provide nationwide value-added telecommunication services in the second category (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection.

Beijing Western-net Network Technology Co., Ltd. (“Western-net”) currently holds a Value-Added Telecommunication Services Operating License issued by MIIT, authorizing the company to provide nationwide information services (excluding fixed line phone call information services and internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Beijing Western-net Network Technology Co., Ltd. has been approved to provide MVAS in Beijing. The license is valid through February 15, 2020 and is subject to annual inspection.

Short Messaging Services

On April 15, 2004, the MII issued the Notice on Certain Issues Regarding the Regulation of Short Messaging Services, or the SMS Notice. The SMS Notice confirms that all mobile communication companies shall provide SMS in cooperation with information service providers who have obtained relevant operating license for SMS. In addition, all mobile communication companies and information service providers shall highlight the fee standards, payment methods and ways of withdrawal in their advertisements for SMS services. For services based on monthly payment and subscription services, providers shall confirm with the users in advance. Without such confirmation, it should be assumed that the user has withdrawn such requirement for services. The mobile communication companies and information service providers shall strictly comply with the service items as agreed upon with the users. The information service providers shall examine the content of short messages, and no short message may contain content forbidden by law.

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

In accordance with these rules, the ICP Company obtained an internet Publication License issued by GAPP on December 21, 2010, however, in 2014, such internet Publication License was revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary on our reading channel, book.sina.com.cn. We may not continue offering internet publication service unless we reapply and receive the internet Publication License or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

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

The ICP Company currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, which is valid through December 31, 2014. We have adopted our own anti-fatigue and real name registration systems since December 2007.

In addition, the ICP Company obtained an Internet Publication License issued by GAPP in December 2010. In 2014, however, its Internet Publication License was revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn. Our online games business are also affected because online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes.

Internet Medical, Health and Drug Information Services

On May 1, 2009, MOH promulgated Administrative Measures for internet Medical and Health Information Services, which require an entity that provides internet medical-and-health-related information services to obtain an approval letter from the health administrative departments at the provincial level and strictly prohibit the website from releasing any superstitious, pornographic or false information or publish any medical advertisements without examination and approval or provide online diagnosis or treatment services.

On August 18, 2010, Beijing Health Bureau issued an approval letter to the ICP Company to approve the ICP Company to provide medical-and-health-related information services for two years.  Upon expiration, the approval letter of medical-and-health-related information services has been renewed with a term valid through May 6, 2016.

According to the Measures for the Administration of internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004, websites publishing drug-related information must obtain a license from SDA or its provincial departments.

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA in December 2001 and January 2002, respectively, and has obtained a Qualification Certificate for internet Drug Information Services issued by the BDA in December 2009. Upon expiration, the certificate has been renewed with a term valid through June 9, 2019.

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

The ICP Company currently holds an Online Culture Operating Permit issued by MOC, which is valid though December 31, 2017. StarVI currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 31, 2016. Wangxing currently holds an Online Culture Operating Permit issued by MOC, which is valid though March 11, 2017. Xunlong currently holds an Online Culture Operating Permit issued by MOC, which is valid through March 11, 2017. Weimeng currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 31, 2017.

Online Advertising

Regulations governing online advertising include:

•                  Advertisement Law of the People’s Republic of China promulgated by the PRC State Congress on October 27, 1994 and effective on February 1, 1995;

•                  Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and effective on December 1, 1987;

•                  Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Administration for Industry and Commerce on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004; and

•                  Provisions on the Administration of Foreign-funded Advertising Enterprises promulgated by SAIC and MOFCOM on March 2, 2004 and amended on August 22, 2008.

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

Several of our wholly owned subsidiaries and VIEs have an approved business scope to carry out the design, production, issuance and agency of advertisements. These entities include Beijing SINA Advertising Co., Ltd., Shanghai SINA Advertising Co., Ltd., and Weimeng.

The ICP Company has an approved business scope to issue internet advertisements and carry out the business of placing advertisements on the website “www.sina.com.cn”.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG in August 2014 and July 2014, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

The ICP Company currently holds a surveying and mapping qualification certificate issued by the NASMG, which is valid till December 31, 2019.

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

Information Security and Censorship

Laws and regulations governing information security and censorship include:

•                  The Law of the People’s Republic of China on the Preservation of State Secrets (1988) promulgated by the PRC State Congress which was amended on April 30, 2010 and the amendment became effective from October 1, 2010;

•                  The Law of the People’s Republic of China Regarding State Security (1993) which was promulgated by the PRC State Congress and its Implementing Rules (1994) which was promulgated by the State Council;

•                  Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994) which was promulgated by the State Council;

•                  Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

•                  Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000) which was promulgated by the National Administration for the Protection of State Secrets;

•                  Administration Measures of the People’s Republic of China for the Protection of International Connections Security to Computer Information Networks (1997) which was promulgated by Ministry of Public Security;

•                  Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000);

•                  Measures for the Administration of Commercial Website Filings for the Record (effective in 2000 and amended in 2014);

•                  Measures for the Administration of IP Address Archiving (2005) which was promulgated by Ministry of Information Industry;

•                  Provision on Technical Measures for Internet Security Protection (2005) which was promulgated by Ministry of Public Security;

•                  Administrative Measures for the Graded Protection of Information Security (2007); and

•                  Several Provisions on Regulating the Market Order of Internet Information Services (2012) which was promulgated by Ministry of Industry and Information Technology.

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

We believe that the companies described in “C. Organizational Structure” below are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.”

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

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2014, six of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law, evidencing their high and new technology enterprises status.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2014, five of our subsidiaries in China were qualified as software enterprises under the EIT Law and enjoyed or planned to enjoy the tax holiday of software enterprises.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The State Administration of Taxation issued the Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) on July 27, 2011, which became effective on September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where our holding Company is incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly held by our Hong Kong subsidiaries. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.

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

On December 10, 2009, the State Administration of Taxation issued a circular on Strengthening the Administration of Enterprise Income Tax Collection on Income Derived from Equity Transfer by Non-resident Enterprise, or Circular 698. Pursuant to Circular 698, non-resident enterprises should declare any direct transfer of equity interest of PRC resident enterprises and pay taxes in accordance with the EIT Law and relevant laws and regulations. For an indirect transfer, if the effective tax rate for the transferor (a non-PRC-resident enterprise) is lower than 12.5% under the law of the jurisdiction of the direct transferred target, the transferor is required to submit relevant transaction materials to PRC tax authorities for review. If such indirect transfer is determined by PRC tax authorities to be a transaction without any reasonable business purpose other than for the purpose of tax avoidance, the gains derived from such transfer will be subject to PRC income tax. On February 3, 2015, the SAT issued SAT Circular 7 to supersede the existing tax rules in relation to indirect transfer, while the other provisions of SAT Circular 698 remain in force.  SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under SAT Circular 698 but also transactions involving transfers of movable and immovable property in China belonging to a foreign company through the offshore transfer of a foreign intermediary holding company. According to SAT Circular 7, if a non-resident enterprise indirectly transfers China taxable properties through an arrangement without reasonable commercial purpose but rather to avoid China enterprise income tax, the Indirect Transfer shall be re-characterized and treated as a direct transfer of China taxable property. SAT Circular 7 also interprets the term “transfer of the equity interest in a foreign intermediary holding company” broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable China assets and indirect transfers resulting from a corporate restructuring. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7. In addition to the voluntary reporting, SAT Circular 7 empowers the Chinese tax authorities to require various documents from the parties involved.  Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee involved in the Indirect Transfer, as they are required to make their own determination of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. It also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply.

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

Pursuant to a pilot program (the “Pilot Program”) launched by the PRC government, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. With the implementation of the Pilot Program, we are subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business. Our MVAS revenue is switched into VAT since June 2014 and subject to 6.7% VAT and surcharges.

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

For a description of how uncertainties in Chinese regulations may affect our business, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.”

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

(1)         Shareholders of the IAD Company include two of nominee shareholders, Y. Liu and W. Wang, each holding 50% of IAD Company equity interest. The registered capital of the IAD Company is $24.8 million.

(2)         Shareholders of the ICP Company including H. Du., our executive officers, holding 27.1% equity interest, T. Chen, our former executive officer, holding 22.8% equity interest respectively, and Y. Wang a director of our company, holding 0.2% equity interest.  The remaining 22.8% equity interest is held by D. Lin, a nominee shareholder of our company, and 27.1% equity interest is held by G. Xie, a former employee.  The registered capital of the ICP Company is $19.0 million.

(3)         Shareholders of StarVI include nominee shareholders, G. Wang, L. Wei and X. Yi, holding 40%, 30% and 30% of StarVI’s equity interest, respectively. The registered capital of StarVI is $1.2 million.

(4)        Shareholders of Xunlong include two nominee shareholders, H. Su and B. Luo, holding 55% and 45% of Xunlong’s equity interest, respectively. The registered capital of Xunlong is $1.2 million.

(5)         Shareholders of Wangxing include two nominee shareholders, X. Wang and X. Wang, holding 45% and 55% of Wangxing equity interest, respectively. The registered capital of Wangxing is $1.2 million.

(6)         Shareholders of Weimeng include four nominee shareholders, Y. Liu, W. Wang, Y. Lu and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The nominee shareholders of our VIEs have immaterial stake in our company. The registered capital of Weimeng is $9.1 million.

(7)         Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”) is an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

(8)         Beijing Weibo Interactive Technology Co., Ltd. (“Weibo Interactive”), an online-game platform company, was acquired by the IAD Company in May 2013.  The entire equity interest in Weibo Interactive was transferred to Weimeng in December 2013.  The registered capital of Weibo Interactive is $5.5 million.

(9)         The nominee shareholders of our VIEs have immaterial stake in our company.

Contractual Arrangements with VIEs and their respective shareholders

In order to comply with the PRC government’s foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services, advertising and MVAS in China via our significant domestic VIEs:

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2014, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $60.0 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

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

D.                                    Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Tianjin, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 50,155 square meters in Beijing, China. We also have sales, marketing and other operations at satellite offices across China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2019. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

We signed an agreement in July 2012 with Beijing Zhong Guan Cun Software Park Development Company Limited to purchase a parcel of land for the construction of office building, at a price of approximately $35.3 million. The first two installments of approximately $21.2 million were paid in 2012, and the remaining approximately $14.1 million was paid in January 2013.

In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be ranging from $230 million to $250 million, to be paid in installments over the construction period. An amount of RMB448.0 million ($72.7 million) construction costs has been paid in 2014.

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

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2014, Weibo had 175.7 million MAUs and 80.6 million average DAUs, increasing from 129.1 million MAUs and 61.4 million average DAUs in December 2013, with over 80% MAUs accessed Weibo from mobile devices at least once during the month.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA portal and Weibo, such as promoted feeds. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services.

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, small and medium enterprises (“SME”) as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increased the demand for our online advertising revenue in 2014. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

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

Our portal business faced increased challenges in growing our advertising revenue in near term with accelerated user migration to mobile terminals and diversification of customer market spends on various internet advertising sectors. We have initiated the renovation of our legacy business by focusing on mobile front to gain market share and vertical expansion to diversify our revenue source. During the transformation process, we expect to incur more costs and expenses in near term to build up new talent pool and make investments in product innovation and business opportunities to achieve growth in long-term perspective. The investment in talents and products may reduce our gross margin and profitability in near term.

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. As part of the strategic alliance Alibaba has committed to purchase approximately RMB 2.3 billion ($380 million) in advertising and social commerce services from Weibo and us. It is expected that we could generate such amount in revenues in aggregate for Weiboand us from 2013 to 2015, assuming the successful development of new products, business models and growth of effective traffic. However, since such revenues from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, revenues from Alibaba may fluctuate sequentially. Separately, Alibaba, through Ali WB, a wholly owned subsidiary of Alibaba, invested $585.8 million to purchase preferred and ordinary shares representing approximately 18% of Weibo on a fully diluted basis. We also granted an option to Ali WB to enable Ali WB to increase its ownership in Weibo up to 30% on a fully diluted basis at a mutually agreed valuation within a certain period of time in the future.

In April 2014, Weibo listed its American depositary shares on the NASDAQ Global Select Market in connection with its initial public offering. As a part of the offering, 6,000,000 Weibo ADSs were allotted to Ali WB. Concurrently with the initial public offering, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. Subsequent to its initial public offering, Weibo repurchased 2,923,478 ordinary shares from our company with the proceeds from the issuance of ordinary shares to Ali WB in the private placement. As of March 31, 2015, we remained the majority shareholder of Weibo, holding approximately 56.1% of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding approximately 31.4% of Weibo’s total outstanding shares.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to recognition of non-controlling interests, fair value, net income per share, business combination, goodwill and other long-lived assets, long-term investments, revenue recognition, allowance for doubtful accounts, stock-based compensation, taxation and foreign currency. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Non-controlling interests

For our majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to SINA as the controlling shareholder. The majority of our non-controlling interests relate to the operations of Weibo. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo’s net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in our consolidated statements of comprehensive income. Pursuant to the liquidation terms and redemption terms of the preferred shares, any net loss by Weibo will not be allocated to the non-controlling preferred shareholders. Immediately prior to the completion of Weibo’s initial public offering, the preferred shares automatically converted into ordinary shares and thus should participate in share of net income or loss by Weibo thereafter. Non-controlling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated financial statements to distinguish the interests from ours.

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

Certain financial assets, including investments under cost method and equity method, are marked to fair value upon other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period. Potential ordinary shares include options to purchase ordinary shares, restricted share units and conversion of convertible debt, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, we take into account the effect on consolidated net income per share of dilutive shares of entities in which we hold equity interests, including long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo, and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances.

Business combination

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. In a business combination achieved in stages, we remeasure our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, we adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

We assess our investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models are still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether an identified impairment is other-than-temporary. If an impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income.

Our investments in marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of comprehensive income.

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

Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on our websites are recognized ratably over the term of such arrangements.

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

MVAS

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

We contract with China Mobile, China Unicom, and China Telecom Corporation as well as their respective subsidiaries for billing, collection and transmission services related to the MVAS offered to their users. We also contract with other service providers to provide content and to distribute MVAS or other services for us. Revenues are recorded on a gross basis when most of the gross indicators are met, such as we are considered the primary obligor in the arrangement, designs and develops (in some cases with the assistance of third-parties) the MVAS, has reasonable latitude to establish price, has discretion in selecting the operators to offer its MVAS, provides customer services related to the MVAS and takes on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met.

We purchase certain contents from third-party content providers for its MVAS. In most of these arrangements, the fees payable to the third-party content providers are calculated based on certain percentages of the revenue earned by their contents after deducting the fees paid to the third-party operators. Our MVAS revenues are inclusive of such fees when we act as the principal in these arrangements by having the ability to determine the fees charged to end users and being the primary obligor to the end users with respect to providing such services.

Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenues is determined at the lower of the latest confirmation rate available and the average of six-month historical rates if such historical average is available. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. Historically, there have been no significant adjustments to the revenue estimates.

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, we have adopted a one-month lag reporting policy for MVAS revenues.

Other fee-based services

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

The majority of the game-related revenues are generated from the purchase of virtual items by game players through our platforms. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by game player into in-game credits (game tokens) that can be used to purchase virtual items in online games.  We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

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

Deferred revenues

Deferred revenues are mostly derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) we entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 as part of the Company’s consideration for the interest in E-House/CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March, 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under straight-line method through March of 2024. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $3.9 million, $10.4 million and $21.6 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Stock-based compensation

Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the estimated fair value of share options. The determination of the estimated fair value of stock-based compensation awards on the grant date using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Shares of our subsidiary, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

Prior to Weibo’s IPO, the determination of estimated fair value of our subsidiary requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. We, with the assistance of our independent valuation firm, evaluated the use of two generally accepted valuation approaches. We used the income approach if a revenue model had been established, the market approach if information from comparable companies had been available, or a weighted blend of these two approaches if more than one was applicable, to estimate our subsidiary’s enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for our option liability to Alibaba. Before April 2013, the market approach was primarily used to determine the fair value of our subsidiary’s ordinary shares. We selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. The income approach was applied from April 2013, prior to Weibo’s initial public offering, since the revenue model for our subsidiary had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as our business developed. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in our stock-based compensation expense could adversely affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

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

Taxation

Income tax

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management is required to make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the income taxes recorded in our consolidated statements of comprehensive income. Our assumptions, judgments and estimates related to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates and, thus, materially impact our financial position and results of operations.

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

Foreign currency

Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of comprehensive income, while impact from exchange rate changes related to translating a foreign entity’s financial statements from its functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Recent accounting pronouncements

The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•        Step 1: Identify the contract(s) with a customer.

•        Step 2: Identify the performance obligations in the contract.

•        Step 3: Determine the transaction price.

•        Step 4: Allocate the transaction price to the performance obligations in the contract.

•        Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on the consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

A.                                    Operating Results

Net revenues

	Years Ended December 31,
							% of Change
	2012		2013		2014		YOY 2013	YOY 2014
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Portal Advertising	363,198	69	378,068	57	375,504	49	4	(1)
Weibo	65,929	12	188,313	28	334,172	43	186	77
Others	100,202	19	98,725	15	58,565	8	(1)	(41)
	529,329	100	665,106	100	768,241	100	26	16

Total net revenues increased 26% and 16% year over year in 2013 and 2014, respectively. The year-over-year increase in total net revenues in 2013 was mainly due to the growth of portal advertising and Weibo revenues, partially offset by the decrease in other revenues, particularly MVAS revenue. The year-over-year increase in total net revenues in 2014 was driven by the growth in Weibo revenues, partially offset by a decrease in other revenues, particularly MVAS revenue.  Our top ten customers in the aggregate accounted for approximately 17%, 26% and 33% of our advertising revenues in China in 2012, 2013 and 2014, respectively. Total large brand advertisers in China was approximately 877 in 2012, 795 in 2013, and 809 in 2014, respectively.

As a percentage of total net revenues, portal advertising revenues were 69%, 57% and 49% in 2012, 2013 and 2014, respectively. Weibo revenues were 12%, 28% and 43% in 2012, 2013 and 2014, while other revenues, including MVAS revenues, were 19%, 15% and 8%, respectively.

Portal Advertising

Our portal advertising revenues, which include advertising revenues from SINA.com as well as from SINA mobile properties, increased 4% year over year in 2013 and decreased 1% year over year in 2014. Substantially all of our portal advertising revenues are generated from China. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in 2013 and 2014, accounting for approximately 78% and 77%, respectively, of our portal advertising revenues in China.

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

Weibo

	Years Ended December 31,
							% of Change
	2012		2013		2014		YOY 2013	YOY 2014
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Advertising and Marketing	51,049	9	148,426	22	264,782	34	191	78
Other Revenues	14,880	3	39,887	6	69,390	9	168	74
	65,929	12	188,313	28	334,172	43	186	77

We began to generate revenues from Weibo in the first half of 2012. Our revenues from Weibo increased by 186% year over year in 2013 and increased by 77% year over year in 2014, due to the growth of existing revenue sources, including social display advertising for brand advertisers and promoted feeds ad solution for both large and SME customers as well as fee-based services, such as game-related services and VIP membership, which are recorded in other revenues.

Advertising and Marketing. Advertising and marketing revenues from Weibo grew by 191% from $51.0 million in 2012 to $148.4 million in 2013 and further grew by 78% to $264.8 million in 2014. The increase was mainly driven by higher social display advertising revenue, including $49.1 million and $107.6 million in revenue related to the strategic alliance with Alibaba for 2013 and 2014, respectively. Excluding revenues from Alibaba, advertising and marketing revenues grew due to an increase in large brand advertisers as well as the launch of promoted feeds to SME customers in 2013 and to large customers in May 2014.  Marketing revenues from small and medium enterprise customers was approximately $17.7 million and $61.5 million in year 2013 and 2014, respectively.

Other Revenues. Other revenues from Weibo increased by 74% from $39.9 million in 2013 to $69.4 million in 2014. The increase was mainly attributable to a rapid growth in data licensing, which was launched in late 2013, and revenues generated from game-related services. Our revenues generated from data licensing business increased from $5.9 million in 2013 to $22.7 million in 2014. Our revenues from game-related services increased from $22.9 million in 2013 to $33.3 million in 2014 primarily due to an increase in average monthly revenue per paying account.  Our revenues from VIP membership increase from $11.1 million in 2013 to $13.3 million in 2014 primarily due to an increase in VIP members.

Other revenues from Weibo increased by 168% from $14.9 million in 2012 and $39.9 million in 2013. The increase was mainly due to a relatively low base in 2012, as Weibo began monetization. Our revenues from game-related services increased from $12.7 million in 2012 to $22.9 million in 2013 primarily due to an increase in average monthly revenue per paying account from $23.0 to $43.3 in 2013.  Our revenues from VIP membership increase from $2.2 million in 2012 to $11.1 million in 2013 primarily due to an increase in VIP members.  The increase in other revenues from Weibo in 2013 was also due to monetization from Weibo’s data licensing.

Other Revenues

	Years Ended December 31,
							% of Change
	2012		2013		2014		YOY 2013	YOY 2014
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
MVAS	69,008	13	60,287	9	27,736	4	(13)	(54)
Others	31,194	6	38,438	6	30,829	4	23	(20)
	100,202	19	98,725	15	58,565	8	(1)	(41)

MVAS. MVAS revenues declined 13% and 54% year over year in 2013 and 2014, respectively, mainly due to the decline in market demand. Our MVAS revenues, consisting of 2G and 2.5G products, have been declining in recent years due to changes in operator policies, which have significantly reduced our ability to acquire new MVAS subscribers and have increased the churn rate of our existing monthly MVAS subscribers. As the market in China has shifted toward 3G, 4G and Wi-Fi enabled smartphones, we are deemphasizing the low-margin MVAS product lines and investing most of our mobile efforts in product lines more suitable for the new environment, such as Weibo value-added services. For the reasons stated above, we do not expect an immediate recovery in our MVAS revenues. In addition, the decline in our MVAS revenues in 2014 was also due to anti-internet pornography measures taken jointly by the Anti-Pornography Working Group Office of China, the State Internet Information Office, Ministry of Industry and Information Technology and the Ministry of Public Security in 2014 and the corresponding measures carried out by major operators, such as China Mobile and China Unicom, to cleanup mobile content.

Other Revenues. Other revenues from SINA include mainly amortized deferred revenues and fee-based services, such as online game, online reading and paid email services. In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. In March 2014, these license agreements was amended and extended for ten years. Consequently, the unamortized defer revenue balance as of March 31, 2014 will be amortized on a straight-line basis until 2024. Amortized deferred revenues were $18.7 million, $18.7 million and $12.0 million in 2012, 2013 and 2014, respectively. CRIC merged with E-House in April 2012 and the agreement rights have subsequently been reassigned to E-House’s subsidiary, Leju, which was spun off in April 2014.  As of December 31, 2014, the license agreements had an unamortized balance of $95.8 million.

Cost of revenues

	Years Ended December 31,
				% of Change
	2012	2013	2014	YOY 2013	YOY 2014
	(In thousands, except percentages)
	$	$	$	%	%
Portal Advertising	154,526	161,385	172,078	4	7
Weibo	46,429	59,891	83,599	29	40
Others	46,977	49,788	34,664	6	(30)
	247,932	271,064	290,341	9	7

Cost of revenues increased 9% and 7% year-over-year in 2013 and 2014, respectively.

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

Costs of portal advertising revenues increased 7% year-over-year in 2014 due to the increase in direct labor cost of $10.4 million and content fees of $7.8 million, partially offset by decrease in bandwidth costs of $8.8 million. Direct labor cost increased due to an increase in headcount and a general increase in salary. Content fees increased primarily due to licensing new content, including content related to the 2014 World Cup.

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

Cost of Weibo revenues increased by 29% and 40% year over year in 2013 and in 2014, respectively. The increase in cost of revenues in 2014 was primarily due to an increase of $13.0 million in VAT cost, an increase of $5.6 million in infrastructure costs, an increase of $4.3 million in revenue sharing related costs and an increase of $3.2 million in labor cost, partially offset by a decrease of $3.5 million in stock-based compensation. The increase of VAT cost, infrastructure costs and revenue sharing related costs were in line with our revenue growth, the decrease in stock-based compensation was due to the fact that more stock-based compensation was recorded for the year ended December 31, 2013 as we had ordinary shares and vested options repurchased in conjunction with Alibaba’s investment in Weibo in April 2013.

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

Others

Cost of other revenues mainly consists of the fees paid to mobile operators for the billing, transmission and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers, the costs for providing fee-based services and taxes and surcharges levied (business taxes on our MVAS revenues, which switch to VAT and surcharges in June 2014 after the implement of Pilot Program, and VAT and surcharges on other revenues).

Cost of other revenues decreased 30% from $49.8 million in 2013 to $34.7 million in 2014, mainly due to decrease of revenue related costs, such as fees paid to mobile operators and turnover taxes and surcharges. Cost of other revenues increased 6% from $47.0 million in 2012 to $49.8 million in 2013, mainly resulting from the higher fees paid to content providers and increase business taxes and surcharges.

Gross margin

	Years Ended December 31,
	2012	2013	2014
	%	%	%
Gross margin:
Portal Advertising	57	57	54
Weibo	30	68	75
Others	53	50	41
Overall	53	59	62

Overall gross margin increased by 6 percentage points in 2013 and by 3 percentage points in 2014, respectively.

Portal Advertising

Portal advertising gross margin was stable in 2013 and decreased 3 percentage points year over year in 2014. The year-over-year margin decrease in 2014 was primarily due to higher production-related labor cost and increased content spending in 2014, mainly related to the 2014 World Cup.

Weibo

Weibo gross margin increased by 38 percentage points in 2013 and by 7 percentage points in 2014.  The increase in Weibo gross margin in 2014 was mainly due to the increase in higher margin business, such as data licensing services.

Others

Gross margin for other revenues decreased by 3 percentage points year over year in 2013 and by 9 percentage points year over year in 2014. The decrease in others gross margin in 2013 was primarily due to higher fees paid to content and service providers, and the decrease in other gross margin in 2014 was mainly due to the revenue contributed by certain of our MVAS produces with relatively higher margin has declined.

Operating expenses

	Years Ended December 31,
							% of Change
	2012		2013		2014		YOY 2013	YOY 2014
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Sales and marketing	142,342	27	160,411	24	228,927	30	13	43
Product development	108,206	21	146,332	22	192,322	25	35	31
General and administrative	39,397	7	64,727	10	83,039	11	64	28
Goodwill impairment	—	—	—	—	14,526	2	—	—
Total	289,945	55	371,470	56	518,814	68	28	40

Operating expenses increased by 28% year over year in 2013 and by 40% year over year in 2014. The increase in operating expenses in 2014 was mainly due to marketing expenditure, employee-related expenses associated with new hires and salary increases, and a goodwill impairment charge of $14.5 million. The increase in operating expenses in 2013 was primarily due to increase in stock-based compensation, marketing expenditure and employee-related expenses associated with new hires and annual salary increases.

Sales and marketing. Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 27%, 24% and 30% in 2012, 2013 and 2014, respectively.

Sales and marketing expenses increased by 43% year over year in 2014 primarily due to an increase of $46.9 million in advertising and promotional expenses in connection with, among other things, the special promoting events related to the 2014 World Cup, an increase of $26.1 million in employee-related expenses associated with new hires and salary increases, and an increase of $3.3 million in rental expenses resulting from business expansion, partially offset by a decrease of $3.6 million in stock-based compensation.

Sales and marketing expenses increased by 13% year-over-year in 2013 primarily due to an increase of $10.1 million in advertising and promotional expenses, an increase of $4.9 million in stock-based compensation and an increase of $4.0 million in employee-related expenses associated with new hires and salary increases.

We expect our sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

Product development. Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 21%, 22% and 25% in 2012, 2013 and 2014, respectively.

Product development expenses increased by 31% year over year in 2014, primarily due to an increase of $32.2 million in employee-related expenses resulting from new hires and salary increases, an increase of $12.3 million in infrastructure-related expenses resulting from traffic growth, an increase of $3.2 million in rental expenses due to business expansion, partially offset by a decrease of $4.2 million in stock-based compensation. The year-over-year increase in product development expense was mostly related to our continuous efforts in expanding our product portfolios.

Product development expenses increased by 35% year over year in 2013, primarily due to an increase of 23.0 million in employee-related expenses resulting from new hires and salary increases, an increase of $7.6 million in stock-based compensation and an increase of $6.1 million in infrastructure-related expenses resulting from traffic growth. The year-over-year increase in product development in 2013 was mostly related to the development and support of our social media Weibo.

We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

General and administrative. General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 7%, 10% and 11% in 2012, 2013 and 2014, respectively.

General and administrative expenses increased by 28% year over year in 2014 mainly due to an increase of $11.8 million in provision for doubtful accounts, and an increase of $7.4 million in employee-related expenses resulting from new hires and salary increases, partially offset by a decrease of $3.9 million in stock-based compensation.

General and administrative expenses increased by 64% year over year in 2013 mainly due to an increase of $12.1 million in stock-based compensation expenses, an increase of $5.6 million in provision for doubtful accounts, and an increase of $5.6 million in employee-related expenses resulting from new hires and salary increases.

We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

Goodwill impairment. We recognized a goodwill impairment charge of $14.5 million in 2014 while no goodwill impairment charge was recorded in 2012 and 2013. The goodwill impairment charge recognized in 2014 was related to the revocation of two of our licenses. In the second quarter of 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our website www.sina.com.cn. We performed an assessment of goodwill acquired from Weiyue, an entity we acquired in the first quarter 2014 and specializes in online reading business, with assistance from an independent appraiser and recognized an impairment charge of $14.5 million.

Interest and other income, net

	Years Ended December 31,
	2012	2013	2014
	(US$, in thousands)
Interest income, net	17,037	17,283	30,330
Other income (expense)	(239)	1,509	(1,405)
	16,798	18,792	28,925

Interest Income. Interest income increased by 75% to $30.3 million in 2014 from $17.3 million in 2013, attributable to an increase of $26.6 million in interest income from bank time deposits and other short term investments associated with the increase in cash balance in 2014, which was partially offset by an increase of $13.5 million in interest expenses and relevant amortization costs associated with $800 million convertible bonds we issued in November 2013. Interest income in 2013 was slightly higher than that of 2012 due to higher cash balance resulting mainly from the proceeds received from the sale of non-controlling interest in Weibo in April 2013 and the convertible notes issued, net of stock repurchased, in November 2013.

Other income. Other income consists primarily of net currency transaction gain or loss and gain in disposal of property and equipment and government grants. We recorded a net currency transaction loss of $30,000 in 2012, a net currency transaction gain of $1.5 million in 2013, and a net foreign currency transaction loss of $2.4 million in 2014. Net currency transaction gains were mainly a result of the appreciation of the RMB against the U.S. dollar. Conversely, depreciation of the RMB against the U.S. dollar will cause us to incur currency exchange loss. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

Change in fair value of investor option liability

In 2014, we recorded $47.0 million non-cash loss from the change in fair value of investor option liability in 2014 because of the increase of fair value in Weibo’s ordinary shares, attributable to factors including Weibo’s partnership with Alipay to offer a payment solution to their users and the fully exercise of Ali WB’s options. In 2013, we recorded $21.1 million non-cash gain from the change in fair value of investor option liability, primarily due to a decrease in the expected life of the investor option liability.

Income (loss) from equity method investments

We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded share of results of these investments one quarter in arrears.

In 2012, 2013 and 2014, we recorded a loss of $16.7 million, an income of $2.3 million and an income of $10.1 million, respectively, from our investment in E-House.  The increase of income from equity method investment in E-House in 2014 was due to the continued high growth of its online services and expansion of its businesses. We also recorded an income of $6.0 million, $7.3 million and $9.3 million in 2012, 2013 and 2014, respectively, from our other long-term investments accounted for under the equity method.

Realized gain (loss) on long-term investments

The following table summarizes realized gain (loss) on our long-term investments:

	Years Ended December 31,
	2012	2013	2014
	(US$, in thousands, except percentages)
Alibaba (1)	—	—	109,216
Tian Ge (2)	—	—	49,158
E-House(3)	45,318	(10,205)	48,298
Youku Tudou(4)	10,245	—	—
Others	—	2,818	21,152
	55,563	(7,387)	227,824
% of total net revenues	10%	(1)%	30%

(1)         We invested $50.0 million in Alibaba through Yunfeng Funds in October 2011. In September 2014, Alibaba completed its initial public offering (“Alibaba IPO”) and listed its ADSs, each representing one ordinary share, on the New York Stock Exchange. We sold part of shares we held in Alibaba, representing a total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. As of December 31, 2014, the fair value of Alibaba shares held by us was $150.8 million, with the total cost of $20.0 million and unrealized gain of $130.8 million.

(2)         Tian Ge, an equity method investee of us, completed its initial public offering of 349.9 million ordinary shares and became listed on the Main Board of the Stock Exchange of Hong Kong Limited on July 9, 2014 (“Tian Ge IPO”). After Tian Ge IPO, our equity interest in Tian Ge was diluted from 36% to 25%. In permitting the dilution of equity interest from 36% to 25%, we in substance disposed part of our interest in Tian Ge. As Tian Ge’s IPO price was higher than our average carrying value per share, we recorded a gain of $49.2 million to reflect the partial disposal.

(3)         In March 2014, Leju, a wholly owned subsidiary of E-house, entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis, from E-House and E-house’s ownership in Leju decreased accordingly from 100% to 85% on a fully diluted basis.

Leju primarily carries real estate e-commerce related business in PRC. In April 2014, Leju completed its initial public offering of 11.5 million ADSs, each representing one ordinary share, and became listed on the New York Stock Exchange. Concurrently with Leju’s initial public offering, Leju issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted. After these transactions, although our total shares held in E-house did not change, we recognized a dilution gain of $48.3 million as a result of the increase of our proportion of net assets in E-house. In 2013, we recognized a loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013.  The issuance price per share was less than our average carrying value per share and diluted the value of our investment. In 2012, we recognized a gain of $45.3 million resulting from the merger of CRIC into E-House.

(4)         In 2012, we recognized a gain of  $10.2 million resulting from sale of Tudou shares in March 2012 and from Tudou’s merger with Youku in August 2012.

Investment and Related Impairment

In 2014, we recorded $10.1 million and $5.2 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively.

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

Income tax expense

	Years Ended December 31,
	2012	2013	2014
	(US$, in thousands, except percentages)
Current income tax provision	6,245	12,820	8,198
Deferred income tax	(3,515)	1,782	(1,228)
Total	2,730	14,602	6,970
Income from China operations	14,995	76,862	295
Effective tax rate for China operations	18%	19%	2,362%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2014 was 2,362%, compared to 19% in 2013 and 18% in 2012. Our effective tax rate kept stable in 2012 and 2013. Due to effect of tax holidays, preferential tax rate, increase in permanent differences and relatively low income from China operations, our effective tax rate hiked to 2,362% in 2014.

Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. As of December 31, 2014, six of our subsidiaries and VIEs were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise was updated on April 2013. For those entities qualified as software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. As of December 31, 2014, five of our subsidiaries were qualified as software enterprise and enjoyed or planned to enjoy the tax holiday of software enterprises.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT Law, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2014, we did not record any withholding tax on the retained earnings of our FIEs in the PRC as we intend to reinvest all earnings in China since 2008 to further expand our business in China, and our FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” Although we believe that it is more likely than not the transactions performed during the presented periods would be determined as one with a reasonable commercial purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Net income

As a result of the foregoing, our net income in 2012, 2013 and 2014 was $31.9 million, $43.8 million and $161.8 million, respectively.

Net income attributable to SINA

Our net income attributable to SINA for 2012, 2013 and 2014 was $31.7 million, $45.1 million and $176.8 million, respectively.

B.                                    Liquidity and Capital Resources

	As of December 31,
	2012	2013	2014
	(US$, in thousands)
Cash, cash equivalents and short-term investments	713,598	1,868,239	2,166,538
Working capital	658,318	1,790,696	2,142,859
Convertible debt	—	800,000	800,000
Total SINA shareholders’ equity	1,136,670	1,191,210	2,145,772

As of December 31, 2013 and 2014, our accumulated earnings were $346.1 million and $523.0 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2013 and 2014 were $1,868.2 million and $2,166.5 million, respectively. The increase in cash, cash equivalents and short-term investments was primarily attributed to the proceeds from Weibo’s initial public offering, proceeds from Alibaba’s acquisition of an additional 23,990,778 Class A ordinary shares of Weibo and cash generated from our operation, partially offset by the cash we used in repurchasing our ordinary shares and investing in entities which have synergy with our business.

We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from the issuance of convertible notes, proceeds received from the exercise of employee options, proceeds from the sale of non-controlling interests in Weibo in April 2013, and the $85.5 million received from the merger of CRIC into E-House in April 2012.  In April 2014, our subsidiary, Weibo, completed its initial public offering. Concurrently with the initial public offering, Ali WB acquired an additional 2.9 million Class A ordinary shares of Weibo in a private placement and 21.1 million Class A ordinary shares from us.  The net proceeds from the initial public offering of Weibo in the amount of $306.5 million, which net of commission, and the purchases price paid by Ali WB for the aforementioned private placement totaling $346.7 million, respectively. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and their VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. Such dividend payments are subject to various restrictions under the PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors —  Risks Related to Doing Business in China — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

As of December 31, 2014, we had $2,166.5 million in cash, cash equivalents and short-term investments. We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to improve our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would generate increased fixed obligations and could have operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity. See “Item 3 Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	As of December 31,
	2012	2013	2014
	(US$, in thousands)
Net cash provided by operating activities	32,614	73,713	101,025
Net cash used in investing activities	(351,947)	(599,399)	(191,560)
Net cash provided by financing activities	4,296	1,237,099	404,624
Effect of exchange rate changes on cash and cash equivalents	883	5,037	(6,683)
Net increase (decrease) in cash and cash equivalents	(314,154)	716,450	307,406
Cash and cash equivalents at the beginning of year	513,980	199,826	916,276
Cash and cash equivalents at the end of year	199,826	916,276	1,223,682

Operating activities

Net cash provided by operating activities for 2014 was $101.0 million. This was attributable to our net income of $161.8 million, adjusted by non-cash expenses including depreciation of $41.9 million, stock-based compensation of $32.5 million, allowance for doubtful accounts of $21.6 million, non-cash loss in change in fair value of investor option liability of $47.0 million, investment and related impairment of $19.6 million and impairment on goodwill of $14.5 million, partially offset by the realized gain on our investment of $226.5 million and net income from equity investment of $19.5 million. The net decrease in cash from working capital items was $4.5 million, mainly due to the increase in accounts receivable, partially offset by the increase in accrued liabilities.  The increase in accounts receivable was in line with revenue growth. The increase in accrued liabilities mainly resulted from the increase in payroll payable, content fees, and sales rebate.

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

Investing activities

Net cash used in investing activities for 2014 was $191.6 million. This was a result of the purchase of short-term investments of $1,555.2 million, cash paid for investments (including prepayment) of $228.2 million, equipment purchases of $102.9 million and cash paid for business combination of $12.7 million, which net of cash acquired, partially offset by the maturities of short-term investments of $1,568.2 million and net proceeds from disposal of Alibaba’s shares of $139.2 million.

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

Financing activities

Net cash provided by financing activities for 2014 was $404.6 million. This primarily consisted of net proceeds of $306.5 million from the initial public offering of Weibo, $346.7 million cash received from Alibaba for acquired additional Class A ordinary shares, $10.4 million cash from share option exercise, offset by repurchase of ordinary shares of $249.0 million, payment of $6.9 million for purchase of non-controlling interests in a subsidiary and offering expenses of $5.2 million.

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

C.                                    Research and Development, Patents and Licenses, etc.

Not applicable.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(US$, in thousands)
Operating leases obligation	46,893	26,428	19,734	731	—
Purchase commitments	233,302	216,566	16,200	297	239
Interest payment commitment	32,000	8,000	16,000	8,000	—
Total contractual obligations	312,195	250,994	51,934	9,028	239

Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2019.  Rental expenses for the years ended December 31, 2012, 2013 and 2014 were $17.4 million, $21.2 million and $27.3 million, respectively. The majority of the commitments are from our office lease agreements in China.

Purchase commitments mainly include minimum commitments for construction cost of new office building, internet connection, content and services related to website operation, MVAS costs and marketing activities. In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range of $230 -$250 million, to be paid in installments over the construction period.

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

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

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

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of March 31, 2015:

Name	Age	Position
Charles Chao	49	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Bonnie Yi Zhang	41	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	43	President and Chief Operating Officer
Authur Jianglei Wei	44	Senior Vice President
Bin Zheng	49	Vice President
Pehong Chen	57	Independent Director
Lip-Bu Tan	58	Independent Director
Ter Fung Tsao	69	Independent Director
Yan Wang	42	Independent Director
Song-Yi Zhang	59	Independent Director
Yichen Zhang	51	Independent Director

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

Bonnie Yi Zhang has served as our Chief Financial Officer since March 2015.  From March 2014 to March 2015, Ms. Zhang was Chief Financial Officer of Weibo Corporation, one of our subsidiaries. Prior to joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. From October 2007 to April 2011, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies listed in the United States and Chinese companies making initial public offerings in the United States. From May 2005 to August 2007, she served as a senior manager in the National Office SEC Services group of Deloitte & Touche, LLP. While she was with that group, Ms. Zhang was primarily responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC and was primarily focusing on foreign private issuers. Ms. Zhang graduated summa cum laude in 1997 with a B.A. in Business Administration from McDaniel College in Maryland. She is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.

Hong Du has served as our President and Chief Operating Officer since February 2013 and as a director of Weibo since January 2014.  Ms. Du had served as our Chief Operating Officer from February 2008 to February 2013. Ms. Du joined us in November 1999 and worked in the Business Development department until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo!. Ms. Du rejoined us in January 2005 and served as our General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, and Senior Vice President of Sales and Marketing from February 2007 to February 2008. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in MIS from San Francisco State University.

Arthur Jianglei Wei has served as our Senior Vice President since February 2015. Prior to joining SINA, Mr. Wei was a Vice President and the Chief Marketing Officer of Lenovo China. Mr. Wei joined Lenovo Group in 2007 and served various management positions within the group. From 1996 to 2007, Mr. Wei held several positions at Hewlett-Packard Co., in charge of marketing, business development, etc. Prior to that, Mr. Wei worked at Wyse Technology (Far East) Ltd. from 1994 to 1996 and at Beijing Hamamatsu Photonics K.K. from 1991 to 1994.  Mr. Wei holds an M.B.A from Santa Clara University.

Bin Zheng has served as our Vice President of human resources since November 2013 and was promoted to be an executive officer of SINA in June 2014. Prior to joining SINA, Ms. Zheng served as Vice President of Qihoo 360 and Director of Qifei International, a subsidiary of Qihoo 360. Prior to that, Ms. Zheng served as Baidu’s HR Executive Director from January 2008 to June 2011. Prior to her position in Baidu, Ms. Zheng held various Human Resources managerial roles in Fortune 500 companies, including Alcatel-Lucent, Lucent Technology Ltd. and General Electric. Ms. Zheng holds an EMBA degree from Peking University.

Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the board of BroadVision Inc., a software applications company, since May 1993. Prior to founding BroadVision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an Electronic Design Automation company. Mr. Tan is currently a director of Ambarella, Inc., a HD video processing company, Semiconductor Manufacturing International Corp., a foundry in China, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

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

Yichen Zhang has served as a director since May 2002 and as a director of Weibo since January 2014. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid-1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

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

B.                                    Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2014, we paid an aggregate of approximately $2.4 million in cash compensation to our executive officers and non-employee directors as a group.

In 2014, we granted an aggregate of 36,000 restricted share units subject to service-based vesting under our share incentive plans to non-employee directors. Each non-employee director is granted 6,000 restricted share units subject to service-based vesting as of each annual general meeting. Our non-employee directors are not required to pay any consideration to our company at the time of grant of a restricted share unit. In 2014, we granted an aggregate of 220,000 option shares and 640,000 restricted share units under our share incentive plans to our executive officers. In addition, Weibo granted an aggregate of nil options and 1,100,000 restricted share units under its share incentive plans to our directors and executive officers in 2014.

SINA’s Share Incentive Plans

Our board of directors and shareholders approved the issuance of up to 10,000,000 ordinary shares pursuant to awards granted under the Amended and Restated 2007 Share Incentive Plan (“Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan, which permits the granting of share options, share appreciation rights, restricted share units and restricted shares, will terminate on August 1, 2015, unless it is terminated earlier by our board of directors. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

Upon its adoption on June 29, 2007, the Amended and Restated 2007 Plan replaced our 1999 Stock Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. For a brief description of our 1999 Stock Plan and 1999 Directors’ Stock Option Plan, see Note 15 to the consolidated financial statements.

As of March 31, 2015, options and restricted share units for 2,724,227 ordinary shares were outstanding under the Amended and Restated 2007 Plan, and options to purchase 69,000 ordinary shares were outstanding under our 1999 Directors’ Stock Option Plan.

The following table summarizes, as of March 31, 2015, the outstanding options and restricted share units that we granted to our directors, executive officers and other optionees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		51.48	June 27, 2012	June 27, 2018
	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
Du, Hong	*		51.48	June 27, 2012	June 27, 2018
	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
Zheng, Bin	*		35.69	January 16, 2015	January 21, 2021
	*	(1)	—	December 30, 2013	—
	*	(1)	—	January 16, 2015	—
Chen, Pehong	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Tan, Lip-Bu	*		26.37	September 27, 2005	September 27, 2015
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Tsao, Ter Fung	*		26.37	September 27, 2005	September 27, 2015
	*		24.39	June 23, 2006	June 23, 2016
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Wang, Yan	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Zhang, Song-Yi	*		26.37	September 27, 2005	September 27, 2015
	*		24.39	June 23, 2006	June 23, 2016
	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Zhang, Yichen	*	(1)	—	November 4, 2011	—
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
Other employees	459,201		From 35.69 to 45.13	From July 20, 2012 to January 16, 2015	From July 20, 2018 to January 16, 2021
	886,330	(1)	—	From June 17, 2011 to January 16, 2015	—
Total	2,793,227

*                 Less than one percent of the outstanding ordinary shares

(1)         Restricted share units

The options granted to our directors and executive officers generally have a term of six years, but are subject to earlier termination in connection with termination of continuous service to us. Generally, optionees may pay the exercise price via a cashless exercise procedure. The options granted to directors and executive officers vest over a four-year vesting period with 1/8th of the shares covered by the option vesting on the six-month anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period. Performance-based restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our board of directors. The restricted share units subject to service-based vesting that were granted to our non-employee directors generally vest over a three to four-year period on a straight-line basis on each six-month anniversary date. The restricted share units subject to service-based vesting that were granted to our executive officers generally vest over a four-year period on a straight-line basis on each six-month anniversary date. Restricted shares units that do not vest as prescribed will be forfeited.

Weibo’s Share Incentive Plans

Weibo, our subsidiary, adopted its 2010 Share Incentive Plan in August 2010, under which 35,000,000 ordinary shares of Weibo were initially reserved for issuance.  On March 28, 2014, Weibo adopted its 2014 Share Incentive Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 5,647,872, plus an increase on January 1, 2015 by an amount equal to 10% of the total number of shares issued and outstanding on a fully-diluted basis as of December 31, 2014, and Weibo intends to use such share incentive plan, which has a term of ten years, to continue to attract and retain employee talent.

The following table summarizes, as of March 31, 2015, the options and restricted shares granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	October 10, 2014	—
Zhang, Bonnie Yi	*	(1)	—	April 4, 2014	—
Du, Hong	*		0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
Bin Zheng	*		3.5	December 30, 2013	December 30, 2017
	*	(1)	—	January 28, 2015	—
Chen, Pehong	*	(1)	—	November 8, 2013	—
Tan, Lip-Bu	*	(1)	—	November 8, 2013	—
Tsao, Ter Fung	*	(1)	—	November 8, 2013	—
Wang, Yan	*	(1)	—	November 8, 2013	—
Zhang, Song-Yi	*	(1)	—	November 8, 2013	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	April 4, 2014	—
Other grantees	10,143,249		From 0.36 to 3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	4,248,247	(1)	—	From November 8, 2013 to January 28, 2015	—
Total	17,080,696

*                 Less than one percent of the total outstanding ordinary shares of Weibo

(1)         Restricted share units of Weibo

Change in Control and Severance Agreements

Certain of our executive officers are entitled to receive cash payments and other benefits upon the occurrence of termination of employment or a change in control of our company when certain conditions are satisfied. See “— C. Board Practices — Potential Payments upon Termination or Change in Control” below.

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

We currently have seven members of the board of directors. All members of the Board, except for the CEO, serve a three-year term. The board has designated our CEO as the managing director of our company and, as such, has a permanent seat on the board in accordance with our Amended and Restated Articles of Association. Assuming that the size of our board remains between 7 and 9 members, the Class I directors whose term will expire at our 2017 annual general meeting are Pehong Chen and Lip-Bu Tan, the Class II directors whose terms will expire at our 2015 annual general meeting are Yan Wang and Song-Yi Zhang and the Class III directors whose terms will expire at our 2016 annual general meeting are Ter Fung Tsao and Yichen Zhang. For the period during which each director has served on the Board, please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” Above.

Our officers are elected by and serve at the discretion of the board of directors. Our employment agreements with our officers have a term of three or four years and may be extended for an additional one-year period after the end of original term. For the period during which each officer has served in office, please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” above.

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

3.              Ensure the receipt of, and review, a written statement from our independent accountant regarding the independent accountant’s independence in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence.

4.              Review with our independent accountant any disclosed relationship or service that may impact the objectivity and independence of the accountant.

5.              Pre-approve all audit services and permitted non-audit services to be provided by the independent accountant as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.              Review the plan for and the scope of the audit and related services at least annually.

Financial Reporting

7.              Review and discuss with finance management our company’s earnings press releases as well as earnings guidance provided to analysts.

8.              Review the annual reports of our company with finance management and the independent accountant prior to filing of the reports with the SEC.

9.              Review with finance management and the independent accountant at the completion of the annual audit:

a.                                      Our company’s annual financial statements and related footnotes;

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

11.       Oversee our company’s compliance with SEC requirements for disclosure of accountant’s services and Audit Committee members and activities.

12.       Review and approve all related party transactions other than compensation transactions.

Critical Accounting Policies & Principles and Key Transactions

13.       Review with finance management and the independent accountant at least annually our company’s application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) our provisions for future occurrences which may have a material impact on the financial statements of our company.

14.       Oversee our company’s finance function, which may include the adoption from time to time of a policy with regard to the investment of our assets.

15.       Periodically discuss with the independent accountant, without Management being present, (i) their judgments about the quality, appropriateness, and acceptability of our company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of our company’s financial statements.

16.       Review and discuss with finance management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of our company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

Internal Control and Related Matters

17.       Oversee the adequacy of our company’s system of internal controls. Obtain from the independent accountant management letters or summaries on such internal controls. Review any related significant findings and recommendations of the independent accountant together with management’s responses thereto.

18.       Oversee our company’s Anti-Fraud and Whistleblower Program.

19.       Perform annual self-assessment on Audit Committee effectiveness.

In addition to the above responsibilities, the Audit Committee shall undertake such other duties as the board delegates to it or that are required by applicable laws, rules and regulations.

Finally, the Audit Committee shall ensure that our independent accountant understand both (i) their ultimate accountability to the board and the Audit Committee, as representatives of our shareholders and (ii) the Board’s and the Audit Committee’s ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountant (or to nominate the outside accountant to be proposed for shareholder approval in any proxy statement).

Our Compensation Committee consists of Mr. Pehong Chen and Mr. Lip-Bu Tan. The members of the Compensation Committee are non-employee directors. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of our company, as well as the specific compensation levels for executive officers. It also administers the granting of equity awards to executive officers under our share incentive plans.

Potential Payments upon Termination or Change in Control

We have entered into contracts with our executive director and officers, including Mr. Charles Chao, our Chief Executive Officer and a director of our Company, which provide for potential payments upon termination or change in control.

Terms of Potential Payments — Termination

We have entered into an employment agreement with our executive director and officers providing, among other things, that in the event that employment of such executive director or officer is terminated without cause or if a constructive termination occurs (either event, an “Involuntary Termination”), such executive director or officer shall be entitled to receive payment of severance benefits equal to his or her regular monthly salary for twelve months (or in the case of Charles Chao, (i) eighteen months if the remaining term of his employment agreement (the “Remaining Term”) is more than or equal to eighteen months, (ii) the Remaining Term if the Remaining Term is less than eighteen months but more than twelve months, or (iii) twelve months if the Remaining Term is equal to or less than 12 months (the “Severance Period”)), provided that the executive director or officer executes a release agreement at the time of such termination. An amount equal to six months of such severance benefits shall be paid on the six-month anniversary of the termination date, and the remaining severance benefits shall be paid ratably over the following six-month period (or in the case of Mr. Chao, over the remaining Severance Period) in accordance with our standard payroll schedule. Additionally, upon an Involuntary Termination, such executive officer will be entitled to receive any bonus earned as of the date of such termination, which amount shall be paid on the six-month anniversary of such executive officer’s termination date. We will also reimburse such executive director and officer over the twelve months following termination (or in the case of Mr. Chao, over the Severance Period) for health insurance benefits with the same coverage provided to such executive officer prior to his or her termination, provided that reimbursement for the first six months shall be paid on the six-month anniversary of such executive officer’s termination date and reimbursement for any remaining health insurance benefits shall be paid on the first day of each month during which such executive officer receives such health insurance benefits. Any unvested share options or shares of restricted stock held by such executive officer as of the date of his or her Involuntary Termination will vest as to that number of shares that such executive officer would have vested over the twelve-month period following his or her termination (or in the case of Mr. Chao, during the Severance Period) if he or she had continued employment with our company through such period, and such executive officer shall be entitled to exercise any such share options through the date that is the later of (x) the 15th day of the third month following the date the share options would otherwise expire, or (y) the end of the calendar year in which the share options would otherwise expire. Such executive officer is not eligible for any severance benefits if his employment is terminated voluntarily or if he or she is terminated for cause.

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

In the event that an executive officer’s employment with our company terminates as a result of his or her death or disability, such executive officer’s estate or representative will receive the amount of such executive officer’s target bonus for the fiscal year in which the death or disability occurs to the extent that the bonus has been earned as of the date of such death or disability, as determined by the board of directors or the Compensation Committee based on the specific corporate and individual performance targets established for such fiscal year.

Terms of Potential Payments — Change in Control

In addition to the employment agreements described above, We have also entered into a change in control agreement with its executives. Under the change in control agreements, in general, a change in control shall be deemed to occur if (i) any person or entity acquires fifty percent or more of the combined voting power of our outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

The change in control agreement provides for certain benefits in the event of a change in control as well as in the event of an involuntary termination after a change in control. Upon a change in control in which the successor corporation does not assume outstanding options, all such options shall become fully vested and exercisable. In addition, if an executive officer’s employment with our company is terminated without cause or if he or she resigns for good reason (as such terms are defined in the change in control agreements) within 24 months following a change in control, such executive officer will receive a pro-rata amount of the full value of any targeted annual bonus for the year in which his or her employment is terminated, the greater of 100% of his or her annual base salary and 100% of his or her targeted annual bonus for the year in which his or her employment is terminated, reimbursement in full of the applicable insurance premiums for him or her and his or her eligible dependents for the first eighteen months that he or she and his or her dependents are eligible for health insurance coverage if a continuance of health insurance benefits are elected, continued D&O insurance coverage for six years after his or her termination, an acceleration of all stock awards that are unvested as of his or her termination date and a tax gross up for any excise tax imposed by Internal Revenue Code Section 4999. If the termination is by reason of death or disability within 24 months following a change in control, such executive officer or his or her estate will be entitled to continued payment of his or her full base salary at the rate then in effect on the date of termination for a period of one year from the date of termination. The change in control agreement also provides for a payment of an amount equal to the full value of the excise tax imposed by Section 4999 of the Internal Revenue Code should the executive officer be subject to the excise tax on golden parachute payments under the Internal Revenue Code.

Except as set forth in Item 6.B. and 6.C., we have no service contracts with any of our directors that provide benefits to them upon termination.

D.                                    Employees

As of December 31, 2014, we had approximately 8,021 full-time employees, approximately 7,981 of whom were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2014 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.                                    Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 58,330,738 ordinary shares (excluding 9,274,507 ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2015 together with options that are exercisable within 60 days from March 31, 2015 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2015 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
Platinum Investment Management Limited(2)	4,392,690	7.5
BlackRock, Inc.(3)	4,146,263	7.1
Capital Ventures International and its affiliates(4)	3,077,077	5.3
Directors and Executive Officers
Charles Chao(5)	1,467,263	2.5
Bonnie Yi Zhang	*	*
Hong Du	*	*
Arthur Jianglei Wei	—	—
Pehong Chen(6)	*	*
Lip-Bu Tan(7)	*	*
Ter Fung Tsao(8)	*	*
Yan Wang	*	*
Song-Yi Zhang(9)	*	*
Yichen Zhang(10)	*	*
All directors and executive officers as a group	1,821,246	3.1

*                 Less than one percent of the outstanding ordinary shares.

**          Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 20/F Beijing Ideal International Plaza No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2015. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 13, 2015. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

(3)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on February 9, 2015. The address of BlackRock, Inc. is 40 East 52nd Street New York, NY 10022.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on February 13, 2015. The address of Capital Ventures International is P.O. Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands.

(5)         Includes 922,603 shares owned by New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands Company partially owned by Mr. Chao, 190,250 shares held by Mr. Chao, 311,527 shares issuable upon exercise of options exercisable within 60 days from March 31, 2015, and 42,480 shares issuable upon vesting of restricted share units within 60 days from March 31, 2015. Mr. Chao is a director and an executive officer of New-Wave. Mr. Chao may be deemed to share voting power and dispositive power over the shares held by New-Wave with other shareholders of New-Wave, including CITIC Capital MB Investment Limited and its affiliates, FV Green Alpha Three Limited, SCGF New Wave Limited and certain other individual shareholders.

(6)         The address of Mr. Chen is 1600 Seaport Blvd, Suite 120, Redwood City, CA 94063.

(7)         The address of Mr. Tan is Walden International, One California Street, 28th Floor, San Francisco, CA 94111.

(8)         The address of Mr. Tsao is Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(9)         The address of Mr. Song-Yi Zhang is 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong.

(10)  The address of Mr. Yichen Zhang is CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

The persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable.

For information regarding the options held by our directors and executive officers as well as the arrangements involving the employees in the capital of our company, see “Item 6.B. Compensation — Share Incentive Plans.”

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

For information regarding major shareholders, please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

Our major shareholders do not have voting rights that are different from other shareholders.

As of March 31, 2015, approximately 58.3 million ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by 38 record shareholders in the United States, including approximately 99.9% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.                                    Related Party Transactions

Except for the transactions disclosed below in this Item 7B, since the beginning of 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party and in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in this annual report. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

Our Code of Ethics states that a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with our company’s best interests or could cause a conflict with job responsibilities. Under our Code of Ethics, if our employees, officers and directors have any question regarding whether a conflict of interest exists, they are required to consult with their immediate supervisor or our Compliance Officer. If they become aware of a conflict or potential conflict, they are required to bring it to the attention of their immediate supervisor or the Compliance Officer.

Our Insider Trading Policy applicable to all employees, officers and directors and their family members prohibits trading based on material, non-public information regarding our company or disclosure of such information for trading in our securities.

Potential criminal and civil liability and disciplinary actions for insider trading are set forth in our Insider Trading Policy. Our Chief Financial Officer serves as our Insider Trading Compliance Officer for the implementation of our Insider Trading Policy. Our Insider Trading Policy is delivered to all new employees and consultants upon the commencement of their relationships with our company and is circulated to all personnel at least annually.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between Weibo and us as a part of Ali WB’s purchase of Weibo’s ordinary and preferred shares in April 2013. Under the intellectual property license agreement, we grant Weibo and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “新浪微博,” ““ and “,” and a non-exclusive license of certain other intellectual property owned by us to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. Weibo grants us and our affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by us in case of Weibo’s breach as provided in the agreement.

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

Strategic Alliance with Alibaba

In April 2013, we entered into a strategic cooperation agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng and the ICP Company and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. As part of the strategic alliance, Alibaba has committed to purchase approximately RMB2.3 billion ($380 million) in advertising and social commerce services from Weibo and us. It is expected that we could generate such amount in revenues in aggregate for Weibo and us from 2013 to 2015, assuming the successful development of new products, business models and growth of effective traffic. However, since such revenues from the strategic alliance is dependent on the development of new products and business models and the adoption of such solutions, revenues from Alibaba may fluctuate sequentially. The initial term of these agreements is from April 2013 to January 2016. Alibaba has the right to terminate the strategic alliance if we (i) no longer hold 50% or more of the voting power in Weibo, Weibo Technology or Weimeng; (ii) no longer have the right to appoint a majority of the members of the board of directors of Weibo, Weibo Technology or Weimeng; or (iii) no longer direct the business of Weibo, Weibo Technology or Weimeng.

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

Commercial Contracts

One of our subsidiaries is a party to an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, is a director of SINA. Under the agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2012, 2013 and 2014, service fees to Broadvision are approximately $146,000, $169,000 and $176,000 respectively. There was no payable outstanding as of December 31, 2014 and 2013.

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

Indemnification Agreements

We have entered into indemnification agreements with our officers Charles Chao and Bonnie Yi Zhang and directors Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a majority-owned subsidiary of E-House.  In March 2014, Leju and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024. For the year ended December 31, 2014, we generated $5.2 million of online advertising agency fee from Leju. As of December 31, 2014, there were $2.0 million due from Leju, representing online advertising agency fee payable to us.

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

Legal Proceedings

As of December 31, 2014, except disclosed herein, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

In 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs was revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our video sharing service channel, video.sina.com.cn. We also received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit, which imposed an administrative fine of RMB5,085,183 ($819.583) on us in connection with the content referred to above.

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

	Trading Price
	High	Low
Annual Highs and Lows
2010	$76.36	$32.00
2011	147.12	46.86
2012	80.80	41.14
2013	92.83	45.54
2014	89.79	35.05
Quarterly Highs and Lows
First Quarter 2013	59.60	46.72
Second Quarter 2013	61.75	45.45
Third Quarter 2013	87.86	64.97
Fourth Quarter 2013	92.83	74.35
First Quarter 2014	89.79	57.13
Second Quarter 2014	63.75	42.40
Third Quarter 2014	52.77	40.76
Fourth Quarter 2014	42.25	35.05
First Quarter 2015	38.76	32.08
Monthly Highs and Lows
October 2014	41.32	36.51
November 2014	42.25	36.80
December 2014	39.30	35.05
January 2015	38.17	34.89
February 2015	38.76	36.00
March 2015	37.63	32.08
April 2015 (through April 28, 2015)	40.89	31.92

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-3, Registration No. 333-163990, filed on December 23, 2009.

2015 Rights Plan

In 2005, we adopted a Rights Plan, or the “2005 Rights Plan,” to protect the best interests of all shareholders. The 2005 Rights Plan expired on February 22, 2015.  In order to continue to protect the best interests of our shareholders, our board of directors approved a continuation of the 2005 Rights Plan, or the 2015 Rights Plan in April 2015.  In general, the 2015 Rights Plan has substantially the same terms as the 2005 Rights Plan.  Pursuant to the 2015 Rights Plan, stockholders of SINA have rights to purchase ordinary shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The 2015 Rights Plan has a record date of May 4, 2015 and will expire on April 23, 2025 unless extended by the Company’s board of directors before then.

C.                                    Material Contracts

We have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Government Regulation and Legal Uncertainties — Classified Regulations — Foreign Exchange.” and “Item 3. Key Information — D. Risk Factors —  Risks Related to Doing Business in China — Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

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

United States Federal Income Taxation Consideration

The following is a summary of the principal United States federal income tax considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

As a result of a significant increase in the value of our passive assets and the decline in the value of our ordinary shares, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2014 and, unless we choose to deploy our passive assets for working capital or other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year.Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.  A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control its management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

For each taxable year that we are treated as a PFIC with respect to ordinary shares you own, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

A U.S. Holder that holds our ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If you make a valid deemed sale election with respect to such ordinary shares, you will be treated as having sold all of your ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ordinary shares will no longer be treated as PFIC stock. You will recognize gain (but not loss), which will be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. Your basis in the ordinary shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

The deemed sale election is only relevant to U.S. Holders that hold ordinary shares during a taxable year in which we are a PFIC, regardless of whether we were a PFIC in any prior taxable year. U.S. Holders are urged to consult their tax advisors regarding the advisability of making a deemed sale election and the consequences thereof in light of the U.S. Holder’s individual circumstances.

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

We had approximately $2,092.3 million in cash and bank time deposits (with terms up to twelve months) with large domestic banks in China as of December 31, 2014. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which we hold cash and bank deposits has increased. In the event that a Chinese bank that holds our deposits goes bankrupt, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor to the bank under the PRC laws. For 2014, our interest income was $43.9 million and fluctuations of interest rates for Chinese RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in Chinese RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2014, the foreign currency translation adjustments to our comprehensive income were a loss of $17.4 million and net currency transaction loss of $2.4 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the Chinese RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the year ended December 31, 2014, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2014 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of Chinese RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(US$, in thousands)
Appreciate 2%	9,469	(914)
Appreciate 5%	23,671	(2,284)
Depreciate 2%	(9,469)	914
Depreciate 5%	(23,671)	2,284

Investment Risk

As of December 31, 2014, our long-term investments, including marketable securities, totaled $860.0 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2012, 2013 and 2014, we recognized impairment charges on long-term investments in the amount of $18.5 million, $6.1 million and $18.0 million, respectively. CRIC merged into and became a 100% subsidiary of E-House on April 20, 2012 and, as a result, each ordinary share of CRIC held by us was converted into 0.6 ordinary share of E-House, together with the right to receive cash consideration of $1.75. Our interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% equity interest in E-House, and $85.5 million in cash. We recognized an amount of $45.3 million one-time gain, which was the difference between the consideration received and the carrying value of our investment in CRIC at the completion date, after offsetting the cumulative currency translation adjustments previously recorded for CRIC as other comprehensive income.  Earnings/(loss) from CRIC for the period from April 1, 2012 to April 19, 2012 is not material and has been included in the disposal gain of $45.3 million. In 2013, we recognized a loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share.  In 2014, we recognized a gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju, a subsidiary of E-house, on a fully diluted basis and a $19.2 million gain as a result of the initial public offering of Leju. We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value.

Our short-term investment as of December 31, 2014 was $942.9 million, which was composed of bank time deposits.

Item 12.                          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2014 as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Lip-Bu Tan, an independent director (under the standards set forth in NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

We have adopted a Code of Ethics which applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the code on our corporate website at www.corp.sina.com.cn.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for the year ended December 31, 2014 and 2013:

	2013	2014
Audit Fees(1)	$2,235,681	$2,980,699
Audit Related Fees(2)	818,537	1,510,944
All Other Fees(3)	24,400	49,864

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2013 and 2014, the audit refers to financial audit.

(2) “Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice related to our subsidiary Weibo and other audit-related services.

(3) “All other fees” means the aggregate fees billed in each of the fiscal years listed for non-audit services rendered.

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2014, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million.  The share repurchase program was publicly announced on April 11, 2014.  The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2014. We expect to continue to execute the repurchase program when appropriate.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan
June 2014	1,313,400	$44.12	1,313,400	$442,046,868
July 2014	1,100	$45.04	1,314,500	$441,997,327
October 2014	1,489,532	$39.23	2,804,032	$383,555,967
November 2014	129,188	$37.82	2,933,220	$378,669,819
December 2014	3,465,697	$36.84	6,398,917	$250,995,349
Total	6,398,917	$38.91	6,398,917	$250,995,349

Item 16F.                  Change in Registrant’s Certifying Accountant

There is no change in our certifying accountant during the two most recent fiscal years or any subsequent interim period.

Item 16G.                Corporate Governance

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for independent director oversight of director nominations under NASDAQ Rule 5605(e). We are not required to and will not voluntarily meet this requirement. As a result of our use of the “foreign private issuer” exemption, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Rules.

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                          Financial Statements

The consolidated financial statements of SINA Corporation and its subsidiaries are included at the end of this annual report.

Item 19.                          Exhibits

The agreements filed as exhibits to this annual report on Form 20-F are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about our company or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, and such representations and warranties have been made solely for the benefit of the other parties to the applicable agreement. The representations and warranties (i) may not be categorical statements of fact, but rather as a method of allocating the risk to one of the parties should such statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement, (iii) may apply standards of materiality in a way that is different from what may be viewed as material by investors, and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about our company may be found elsewhere in this annual report on Form 20-F and our other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

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

Exhibit Number	Description
2.1	Form of Subordinated Note due July 15, 2023 (Filed as Exhibit 4.1 to the Company’s Report on Form 10-Q for the three month period ended June 30, 2003, and incorporated herein by reference).

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

2.6

Amendment No. 2 to Rights Agreement dated as of November 20, 2013 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 2.6 to the Company’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

2.7

Rights Agreement dated as of April 23, 2015 between SINA Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A12B (No. 001-37361) filed on April 28, 2015, and incorporated herein by reference).

2.8

Indenture, dated November 20, 2013 between SINA Corporation and The Bank of New York Mellon, as trustee (Filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

2.9	144A 1.00% Convertible Senior Notes due 2018 (Filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

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

Exhibit Number	Description
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

4.9

Translation of Share Pledge Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs (Filed as Exhibit 4.9 to the Company’s Report on Form 20-F filed on April 22, 2013, and incorporated herein by reference).

4.10

Translation of Loan Agreements by and between our wholly owned subsidiaries and individual shareholders of our VIEs (Filed as Exhibit 4.10 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

4.11

Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between our wholly owned subsidiaries and individual shareholders of our VIEs (Filed as Exhibit 4.11 to the Company’s Report on Form 20-F filed on April 22, 2013, and incorporated herein by reference).

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

4.30

English translation of the Strategic Cooperation Agreement, dated April 29, 2013, between Weibo Internet Technology (China) Co., Ltd. and Alibaba (China) Co., Ltd (Filed as Exhibit 4.30 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

4.31

Amended and Restated Shareholders’ Agreement between SINA Corporation, Ali WB Investment Holding Limited and Weibo Corporation and the amendments thereto (Filed as Exhibit 4.31 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.32	Master Transaction Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 4.32 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.33

Transitional Services Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 4.33 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.34	Non-Competition Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 4.34 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.35

Sales and Marketing Services Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 4.35 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.36

Intellectual Property License Agreement between SINA Corporation and Weibo Corporation (Filed as Exhibit 4.36 to the Company’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

Exhibit Number	Description
8.1*	List of Subsidiaries and Variable Interest Entities.

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of Maples and Calder.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SINA Corporation

	By:	/s/ Charles Chao
Charles Chao
Chairman of the Board and
Chief Executive Officer

Date: April 29, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SINA Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2013 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers ZhongTian LLP

Beijing, the People’s Republic of China

April 29, 2015

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$916,276	$1,223,682
Short-term investments	951,963	942,856
Accounts receivable, net of allowances for doubtful accounts of $16,307 and $22,761, respectively (including due from related parties of $38,663 and $99,897 as of December 31, 2013 and 2014, respectively)	193,381	259,764
Prepaid expenses and other current assets	57,182	109,214
Total current assets	2,118,802	2,535,516
Property and equipment, net	80,920	63,729
Long-term investments, net	526,587	860,003
Intangible assets, net	10,846	13,011
Goodwill	47,343	51,478
Other assets	113,345	179,591
Total assets	$2,897,843	$3,703,328
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $131,110 and $223,795 as of December 31, 2013 and 2014, respectively. Note 2):
Accounts payable	$6,988	$3,853
Accrued liabilities	220,837	320,268
Income taxes payable	21,577	17,979
Deferred revenues	49,200	50,557
Investor option liability (Note 7)	29,504	—
Total current liabilities	328,106	392,657
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $3,522 and $3,138 as of December 31, 2013 and 2014, respectively. Note 2):
Convertible debt (Note 18)	800,000	800,000
Deferred revenues	89,039	85,391
Other liabilities	5,080	4,010
Total long-term liabilities	894,119	889,401
Total liabilities	1,222,225	1,282,058
Commitments and contingencies (Note 19)
Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 and150,000 shares authorized; 67,194 shares issued and 66,022 shares outstanding as of December 31, 2013; 67,605 shares issued and 60,034 shares outstanding as of December 31, 2014, respectively)	8,937	8,991
Treasury stock (1,172 and 7,571 shares as of December 31, 2013 and 2014, respectively)	(99,975)	(348,979)
Additional paid-in capital	777,907	1,746,293
Accumulated other comprehensive income	158,193	216,517
Retained earnings	346,148	522,950
Total SINA shareholders’ equity	1,191,210	2,145,772
Non-controlling interests	484,408	275,498
Total shareholders’ equity	1,675,618	2,421,270
Total liabilities and shareholders’ equity	$2,897,843	$3,703,328

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2012	2013	2014
Net revenues:
Advertising
Third parties	$399,007	$439,911	$445,426
Related parties	13,921	86,583	194,860
	412,928	526,494	640,286
Non-advertising (including amortization of deferred revenues from E-House/CRIC of $18,745, $18,745 and $11,959 for 2012, 2013 and 2014, respectively)	116,401	138,612	127,955
	529,329	665,106	768,241
Costs of revenues:
Advertising	195,324	216,513	244,697
Non-advertising	52,608	54,551	45,644
	247,932	271,064	290,341
Gross profit	281,397	394,042	477,900
Operating expenses:
Sales and marketing	142,342	160,411	228,927
Product development	108,206	146,332	192,322
General and administrative	39,397	64,727	83,039
Goodwill impairment	—	—	14,526
Total operating expenses	289,945	371,470	518,814
Income (loss) from operations	(8,548)	22,572	(40,914)
Interest and other income, net	16,798	18,792	28,925
Change in fair value of investor option liability (Note 17)	—	21,064	(46,972)
Income (loss) from equity method investments, net	(10,730)	9,525	19,471
Realized gain (loss) on investments	55,563	(7,387)	227,824
Investment and related impairment	(18,498)	(6,134)	(19,593)
Income before income tax expense	34,585	58,432	168,741
Income tax expense	(2,730)	(14,602)	(6,970)
Net income	31,855	43,830	161,771
Less: Net income (loss) attributable to the non-controlling interests	117	(1,302)	(15,031)
Net income attributable to SINA	$31,738	$45,132	$176,802
Other comprehensive income
Available-for-sale investments:
Change in Unrealized gain (net of tax of nil, nil, and nil for 2012, 2013 and 2014 respectively)	32,246	46,787	76,431
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2012, 2013 and 2014, respectively)	1,873	—	981
Net change in unrealized gain, net of tax	30,373	46,787	75,450
Currency translation adjustments	(2,293)	21,307	(17,446)
Total other comprehensive income	$28,080	$68,094	$58,004
Total comprehensive income	59,935	111,924	219,775
Less: Comprehensive income (loss) attributable to non-controlling interests	152	(859)	(15,351)
Comprehensive income attributable to SINA	$59,783	$112,783	$235,126
Basic net income per share attributable to SINA	$0.48	$0.68	$2.72
Shares used in computing basic net income per share attributable to SINA	66,401	66,741	64,950
Diluted net income per share attributable to SINA	$0.47	$0.66	$2.63
Shares used in computing diluted net income per share attributable to SINA	66,849	67,087	71,565

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at December 31, 2011	66,143	$8,797	—	—	$715,098	$62,497	$269,278	$6,679	$1,062,349
Issuance of ordinary shares pursuant to stock plans	418	56	—	—	4,402	—	—	—	4,458
Issuance of ordinary shares pursuant to convertible bond conversion	78	10	—	—	1,990	—	—	—	2,000
Non-cash stock-based compensation expenses	—	—	—	—	16,252	—	—	3,106	19,358
Sale of subsidiaries’ shares to non-controlling interest	—	—	—	—	(7,477)	—	—	4,020	(3,457)
Settlement of share-based awards in a subsidiary	—	—	—	—	5,984	—	—	(4,754)	1,230
Net income	—	—	—	—	—	—	31,738	117	31,855
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	30,373	—	—	30,373
Currency translation adjustments	—	—	—	—	—	(2,328)	—	35	(2,293)
Balances at December 31, 2012	66,639	$8,863	—	—	$736,249	$90,542	$301,016	$9,203	$1,145,873
Issuance of ordinary shares pursuant to stock plans	555	74	—	—	11,536	—	—	—	11,610
Repurchase of ordinary shares (Note 18)	—	—	(1,172)	(99,975)	—	—	—	—	(99,975)
Sale (purchase) of subsidiaries’ shares from non-controlling interest	—	—	—	—	(539)	—	—	4,272	3,733
Sale of Weibo Corporation (“Weibo”)’s shares to non-controlling interest shareholder (Note 7)	—	—	—	—	—	—	—	479,612	479,612
Settlement of share-based awards in a subsidiary	—	—	—	—	14,802	—	—	(11,925)	2,877
Non-cash Stock-based compensation expenses	—	—	—	—	15,859	—	—	4,105	19,964
Net income	—	—	—	—	—	—	45,132	(1,302)	43,830
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	46,787	—	—	46,787
Currency translation adjustments	—	—	—	—	—	20,864	—	443	21,307
Balances at December 31, 2013	67,194	$8,937	(1,172)	$(99,975)	$777,907	$158,193	$346,148	$484,408	$1,675,618
Issuance of ordinary shares pursuant to stock plans	411	54	—	—	7,803	—	—	—	7,857
Non-cash stock-based compensation expenses	—	—	—	—	18,714	—	—	13,779	32,493
Repurchase of ordinary shares (Note 18)	—	—	(6,399)	(249,004)	—	—	—	—	(249,004)
Proceeds from Weibo IPO, net of issuance costs	—	—	—	—	301,278	—	—	—	301,278
SINA sale Weibo shares to Alibaba	—	—	—	—	346,667	—	—	—	346,667
Conversion of Weibo preferred shares to ordinary shares and adjustments to non-controlling interests	—	—	—	—	216,394	—	—	(216,394)	—
Deemed contribution from exercise of Weibo call option by Alibaba	—	—	—	—	76,476	—	—	—	76,476
Sale of subsidiaries’ shares to non-controlling interests	—	—	—	—	79	—	—	8,145	8,224
Settlement of share-based awards in a subsidiary	—	—	—	—	975	—	—	911	1,886
Net Income	—	—	—	—	—	—	176,802	(15,031)	161,771
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	75,450	—	—	75,450
Currency translation adjustments	—	—	—	—	—	(17,126)	—	(320)	(17,446)
Balances at December 31, 2014	67,605	$8,991	(7,571)	$(348,979)	$1,746,293	$216,517	$522,950	$275,498	$2,421,270

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$31,855	$43,830	$161,771
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	29,548	34,433	41,906
Amortization of intangible assets	144	604	3,364
Amortization of convertible debt issuance cost	—	699	5,592
Stock-based compensation	19,358	19,964	32,493
Provision for allowance for doubtful accounts	3,869	10,385	21,574
Deferred income taxes	(3,515)	1,782	(1,228)
Loss (income) from equity method investments, net	10,730	(9,525)	(19,471)
Realized loss (gain) on investments	(55,563)	7,387	(226,526)
Investment and related impairment	18,498	6,134	19,593
Goodwill impairment	—	—	14,526
Foreign exchange loss (gain)	(14)	96	4,922
Loss (gain) on disposal of property and equipment	(254)	(41)	70
Change in fair value of investor option liability (Note 17)	—	(21,064)	46,972
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(26,222)	(61,787)	(87,121)
Prepaid expenses and other current assets	(6,940)	9,593	540
Other assets	3,555	(4,380)	(4,950)
Accounts payable	32	42	(75)
Accrued liabilities	25,223	35,238	92,011
Income taxes payable	(1,290)	7,686	(3,279)
Deferred revenues	(16,400)	(7,449)	(1,659)
Others	—	86	—
Net cash provided by operating activities	32,614	73,713	101,025
Cash flows from investing activities:
Purchases of short-term investments	(1,219,910)	(1,661,286)	(1,555,243)
Maturities of short-term investments	871,378	1,225,993	1,568,171
Cash paid for business combination, net of cash acquired	—	(3,355)	(12,695)
Purchases of property and equipment	(53,235)	(97,685)	(102,853)
Cash paid (including prepayments) on long-term investments	(45,180)	(63,066)	(228,156)
Proceeds from disposal of long-term investments	95,000	—	139,216
Net cash used in investing activities	(351,947)	(599,399)	(191,560)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	4,405	11,331	10,439
Proceeds from sales of non-controlling interests in subsidiaries	91	2,593	2,117
Cash paid for purchase of non-controlling interests in subsidiary	—	(45,876)	(6,873)
Proceeds from Weibo’s IPO, net of underwriter’s commission	—	—	306,491
Payment of offering expenses	—	—	(5,213)
Proceeds from Alibaba for purchase Weibo shares	—	585,799	346,667
Proceeds from issuance of senior convertible notes, net of issuance costs (Note 18)	—	783,227	—
Repurchase of ordinary shares (Note 18)	—	(99,975)	(249,004)
Other financing activities	(200)	—	—
Net cash provided by financing activities	4,296	1,237,099	404,624
Effect of exchange rate change on cash and cash equivalents	883	5,037	(6,683)
Net increase (decrease) in cash and cash equivalents	(314,154)	716,450	307,406
Cash and cash equivalents at the beginning of the year	513,980	199,826	916,276
Cash and cash equivalents at the end of the year	$199,826	$916,276	$1,223,682
Supplemental disclosures:
Cash paid for income taxes	$(7,707)	$(5,407)	$(12,067)
Cash paid for interest	$—	$—	$(8,244)
Non-cash investing and financing activities
Deemed contribution from exercise of Weibo call option	$—	$—	$76,476
Conversion of convertible debts into ordinary shares	$2,000	$—	$—
Exchanges of long-term investments in Tudou and CRIC for the investments in Youku Tudou and E-house, respectively	$258,094	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

SINA Corporation (“SINA,” “we” or the “Company”) is an online media company serving China and the global Chinese communities. The Company’s digital media network of SINA.com (portal), SINA mobile  (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content (UGC) in multi media formats from desktop personal computers and mobile devices and share their interests to friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region specific websites and a full range of complementary offerings. SINA mobile provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) format, SINA.cn and mobile application format. Weibo is a leading social media for people to create, share and discover Chinese-language content. By providing an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. Through these properties and other product lines, the Company offers an array of online media and social media services to users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. The Company generates the majority of its revenues from online advertising and marketing services, and, to a lesser degree, from fee-based services.

On April 17, 2014, Weibo completed its initial public offering (“IPO”) on the Nasdaq Global Select Market. After Weibo’s offering, SINA continues to take control of Weibo and consolidate Weibo as its controlling shareholder, but recognizes non-controlling interest reflecting the shares held by the shareholders other than SINA in the consolidated financial statements.

2. Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“US GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods reported. Actual results may differ materially from such estimates. The Company believes the basis of consolidation, fair value, the recognition of non-controlling interests, revenue recognition, taxation, business combination, net income per share, goodwill and other long-lived assets, allowances for doubtful accounts, long-term investments, stock-based compensation and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content and mobile value added service (“MVAS”) services in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs to allow the transfer of economic benefits from the VIEs to the Company.

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2013 and 2014, the total amount of interest-free loans to these nominee shareholders was $35.9 million and $60.0 million, respectively, and the aggregate accumulated losses of all VIEs were approximately $13.0 million and $29.5 million, respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2013	2014
	(In thousands)
Total assets	$214,984	$267,400
Total liabilities	$134,632	$226,933

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Net revenues	$314,504	$455,097	$621,705
Net income (loss)	$(6,322)	$1,415	$(16,509)

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Net cash provided by operating activities	$53,233	$80,809	$63,738
Net cash used in investing activities	(55,369)	(23,323)	(48,643)
Net cash provided by financing activities	4,421	2,685	32,212
Net increase in cash and cash equivalents	$2,285	$60,171	$47,307

As of December 31, 2013 and 2014, the total assets for the consolidated VIEs were $215.0 million and $267.4 million, respectively, which mainly comprised of $135.1 million and $181.2 million in cash, cash equivalents and short-term investments, and the remaining balances include goodwill, intangible assets, accounts receivables, long-term investments and property and equipment. As of December 31, 2013 and 2014, total liabilities for the consolidated VIEs were $134.6 million and $226.9 million, respectively, which mainly included $95.4 million and $181.3 million in accrued liabilities, $15.3 million and $13.2 million in income tax payable, and $20.5 million and $29.3 million in deferred revenues, respectively.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $58.4 million and $88.5 million as of December 31, 2013 and 2014, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2014:

•                  Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements, is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, sell online advertising and provide MVAS with its Value-Added Telecommunication Services Operating License via third-party operators in China. The register capital of the ICP Company is $19.0 million.

•                  Guangzhou Media Message Technologies, Inc. (“Xunlong”), a Chinese company controlled through business agreements, is responsible for providing MVAS via third-party operators in China under its Value-Added Telecommunication Services Operating License. It is owned by two nominee shareholders of the Company. The registered capital of the Xunlong is $1.2 million.

•                  Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), formerly Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements, is responsible for providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three nominee shareholders of the Company. The registered capital of the StarVI is $1.2 million.

•                  Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a Chinese company controlled through business agreements, is responsible for providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by two nominee shareholders of the Company. The registered capital of Wangxing is $1.2 million.

•                  Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (“the IAD Company”), formerly Beijing SINA Infinity Advertising Co., Ltd., is an advertising agency in China controlled through business agreements and approved for the design, production, issuance and serving as an agency of advertisements. It is owned by two nominee shareholders of the Company. The registered capital of the IAD Company is $24.8 million.

•                  Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three nominee shareholders of the Company. The registered capital of Weimeng is $9.1 million.

•                  Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online-game platform company, was acquired by the IAD Company in May 2013. All of the equity interest in Weibo Interactive was transferred to Weimeng in December 2013 (see Note 5). The registered capital of Weibo Interactive is $5.5 million.

•                  Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”), an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

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

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, and trademarks, patents, copy rights and the domain names.  Recognized revenue-producing assets held by the VIEs include core technology, trademarks, domain names, customer lists relating to game-related services, game platform technology and exclusive content distribution right, arising from acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, Weibo VIP memberships and data licensing, as well as trademarks, are held by the Wholly Foreign Owned Enterprises (“WFOEs”).

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

Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE. These exclusive technical services agreements will not expire until the respective VIE dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies. The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $85.2 million, $186.3 million, and $322.2 million, respectively, for the fiscal years ended December 31, 2012, 2013 and 2014, respectively.

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

Exclusive Sales Agency Agreements.  Each of the VIEs has granted STC, or Weibo Technology in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sale agency agreements will not expire until the respective VIEs dissolve.  The Exclusive Sales Agency Agreements enable us to collect sales agency fees from the VIEs if we decide to do so.

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

The Company believes that the contractual arrangements among its subsidiary, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs will occur as a result of the aforementioned risks and uncertainties is remote.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholder. The majority of the Company’s non-controlling interests relate to Weibo Corporation and its subsidiaries. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo’s net loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income. Pursuant to the liquidation terms and redemption terms of the preferred shares, any net loss of Weibo is not allocated to the non-controlling preferred shareholders. After Weibo’s IPO, the preferred shares automatically converted into ordinary shares and will participate in share of net income or loss of Weibo. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

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

The Company measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests, including long-term investments accounted for using the equity method, the consolidated subsidiaries, such as Weibo and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months, which are stated at cost plus accrued interest, and money market funds are stated at fair market value.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the goodwill impairment test is quantitatively performed by comparing the fair values of those reporting units to their carrying amounts. Commencing in January 2012, the Company adopted the option to apply the qualitative approach to assess its goodwill on the relevant reporting units. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Long-live assets

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to ten years. The amortization of intangible assets was $0.1 million, $0.6 million and $3.4 million for 2012, 2013 and 2014, respectively.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $29.5 million, $34.4 million and $41.9 million for 2012, 2013 and 2014, respectively.

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

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and limited partnerships. For long-term investments over which the Company does not have significant influence, the cost method accounting is used. For long-term investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies the Company has virtually no influence are accounted for using the cost method. The Company uses the equity method to account for common-stock-equivalent equity investments and limited-partnership investments in entities over which it has significant influence but does not own a majority equity interest or otherwise control.

The Company assesses its long-term investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income.

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

Fee-based revenues

MVAS

MVAS revenues are derived principally from providing mobile phone users with Short Messaging Service (“SMS”), Multimedia Message Service (“MMS”), Caller Ring Back Tones (“CRBT”), Wireless Application Protocol (“WAP”), i nteractive voice response (“IVR”) and KJAVA games. These services include news and other content subscriptions, picture and logo download, ring tones, ring back tones, mobile games and access to music files. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. For the years ended December 31, 2012, 2013 and 2014, the Company recorded MVAS revenues in the amount of $69.0 million, $60.3 million and $27.7 million, respectively. The impact of reporting in one-month lag for MVAS revenues was immaterial.

Other fee-based services

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

The majority of the game related service revenues are generated from purchasing of virtual items through its game platform. The Company collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third party developed games.  The Company remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

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

Deferred revenues

Deferred revenues are mostly derived from the amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) the Company entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 as part of the Company’s consideration for the interest in E-House/CRIC. The amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March, 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under straight-line method through March of 2024. For the years ended December 31, 2012, 2013 and 2014, the Company recorded revenue in the amount of $18.7 million, $18.7 million and $12.0 million from such deferred revenue account, respectively. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services.

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

Cost of revenues

Advertising. Cost of advertising revenues consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, turnover taxes and surcharges and equipment depreciation associated with the website production.

Non-advertising. Cost of non-advertising revenues consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenues also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services, game related costs and turnover taxes levied on non-advertising revenues in China.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. With the implementation of the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”), the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising revenues. For other non-advertising revenues, before the implementation of the Pilot Program the business tax and surcharges levied was 5.6% and became 6.7% after switching over to the VAT. The total amount of such taxes for 2012, 2013 and 2014 were $39.5 million, $50.9 million and $64.0 million, respectively.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2012, 2013 and 2014 were $72.4 million, $78.7 million and $121.1 million, respectively.

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

Operating leases

The Company leases office space under operating lease agreements with initial lease term up to six years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

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

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of the Company’s subsidiary, which do not have quoted market prices, were valued based on the income approach, if a revenue model had been established, the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

Determination of estimated fair value of the Company’s subsidiary before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiary. The Company, with the assistance of an independent valuation firm, evaluated the use of two generally accepted valuation approaches. The income approach is used if a revenue model had been established, the market approach is used if information from comparable companies had been available, or a weighted blend of these two approaches is used if more than one is applicable, to estimate the Company’s subsidiary’ enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for option liability to Alibaba (Note 7). Before April 2013, the market approach was primarily used to determine the fair value of the Company’s subsidiary’s ordinary shares. The Company selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. The income approach was applied from April 2013, prior to Weibo’s initial public offering, since the revenue model for the Company’s subsidiary had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as the business developed. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in stock-based compensation expense could adversely affect the Company’s gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

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

Taxation

Income taxes

Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized.

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

Foreign currency

The Company’s reporting currency and functional currency are the U.S. dollar. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are re-measured into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income (expenses), net.

Foreign currency translation adjustments to the Company’s comprehensive income for 2012, 2013 and 2014 were $(2.3) million, $21.3 million and $(17.4) million, respectively. The Company recorded a net foreign currency transaction loss of $30,000 in 2012, a net foreign currency transaction gain of $1.5 million in 2013 and a net foreign currency transaction loss of $2.4 million in 2014, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income for the periods presented includes net income, change in unrealized gains (losses) on marketable securities classified as available-for-sale (net of tax), foreign currency translation adjustments, and share of change in other comprehensive income of equity investments one quarter in arrears.

Recent accounting pronouncements

On April 10, 2014, the FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not believe the adoption of the guidance will have material impact on the consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                  Step 1: Identify the contract(s) with a customer.

•                  Step 2: Identify the performance obligations in the contract.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.  The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on the consolidated financial statements.

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	As of December 31,
	2013	2014
	(In thousands)
Cash and cash equivalents:
Cash	$472,595	$896,505
Cash equivalents:
Bank time deposits (matured within 3 months)	433,201	276,584
Money market funds	10,480	50,593
	443,681	327,177
	916,276	1,223,682
Short-term investments:
Bank time deposits	951,963	942,856
Total cash, cash equivalents and short-term investments	$1,868,239	$2,166,538

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2012, 2013 and 2014 were $17.0 million, $17.3 million and $43.9 million, respectively. The maturity dates of the bank time deposits are within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

	Cost	Equity Method			Available-for-Sale
	Method	(CRIC)	(E-House)	(Others)	Securities	Total
	(In thousands)
Balance at December 31, 2011	$129,237	$244,388	$—	$26,450	$63,864	$463,939
New Investments	34,623	—	190,669	10,300	68,661	304,253
Income (loss) from investment	—	(9,077)	(7,657)	6,004	—	(10,730)
Investment impairment	(8,580)	—	—	(1,546)	(8,372)	(18,498)
Unrealized gain	—	—	—	—	30,373	30,373
Disposal of investment	(1,584)	(236,212)	—	(260)	(66,407)	(304,463)
Others	190	901	742	168	—	2,001
Balance at December 31, 2012	153,886	—	183,754	41,116	88,119	466,875
New Investments	40,427	—	—	3,341	4,769	48,537
Income from investment	—	—	2,250	7,275	—	9,525
Investment impairment	(6,134)	—	—	—	—	(6,134)
Unrealized gain	—	—	—	—	46,787	46,787
Disposal/dilution of investment	(26,145)	—	(10,205)	(456)	—	(36,806)
Changes from equity method to consolidation	—	—	—	(3,567)	—	(3,567)
Dividend received	—	—	(4,400)	(2,084)	—	(6,484)
Others	2,703	—	3,806	1,345	—	7,854
Balance at December 31, 2013	164,737	—	175,205	46,970	139,675	526,587
New Investments	180,854	—	—	13,763	39,640	234,257
Income from investment	—	—	10,138	9,333	—	19,471
Investment impairment	(10,126)	—	—	(5,187)	(2,647)	(17,960)
Unrealized gain	—	—	—	—	75,450	75,450
Disposal/dilution of investment	(37,625)	—	48,298	47,394	(9,654)	48,413
Changes from cost method to consolidation	(12,684)	—	—	—	—	(12,684)
Changes from cost method to available-for-sale securities	(20,000)	—	—	—	20,000	—
Dividend received	—	—	(5,867)	(4,103)	—	(9,970)
Others	(1,954)	—	(1,134)	(473)	—	(3,561)
Balance at December 31, 2014	$263,202	$—	$226,640	$107,697	$262,464	$860,003

Cost Method

As of December 31, 2014, investments accounted for under the cost method were $263.2 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In December 2013, the Company obtained control of its investment in All Sure through a step acquisition, the impact of which was reflected in the disposal of investment (see Note 5). In January 2014, the Company obtained control of its investment in Beijing Weiyue Information Technology Co., Ltd (“Weiyue”) through a step acquisition, the impact of which was reflected in the disposal/dilution of investment (also see Note 5). During 2014, the Company invested $180.9 million under cost method in multiple private high-tech companies, which have operational synergy with the Company’s core business. Among these entities, the top two investees had investment consideration of $47.2 million and $37.7 million.

Equity Method

As of December 31, 2014, investments accounted for under the equity method totaled $334.3 million, which included a $226.6 million investment in E-House. Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had virtually significant influence over were also accounted for using the equity method.

On April 20, 2012, CRIC merged into and became a whole-owned subsidiary of E-House. None of our equity investments accounts for significant subsidiary criteria for the years ended December 31, 2012, 2013 and 2014. The Company summarizes the unaudited condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	Years Ended December 31,
	2013	2014
	(In thousands)
Operating data:
Revenue	$811,048	$1,023,959
Gross profit	$524,987	$698,579
Income from operations	$74,009	$89,934
Net income	$63,195	$88,228
Net income attributable to our equity method investments companies	$64,066	$75,121

	As of December 31,
	2013	2014
	(In thousands)
Balance sheet data:
Current assets	$1,159,823	$1,668,664
Long-term assets	$446,680	$610,181
Current liabilities	$410,587	$492,308
Long-term liabilities	$180,621	$161,899
Non-controlling interests	$14,727	$151,598

The closing prices of E-house and Tian Ge Interactive Holding Limited (“Tian Ge”) as of December 31, 2014 are $7.24 and HK$4.09 per ADS/share, the aggregate market value of the Company’s investment is approximately $212.4 million and HK$1,227.0 million ($158.2 million), respectively.

Investment in E-House was accounted for using the equity method with the cost allocated as follows:

	As of December 31,
	2012	2013	2014
	(In thousands)
Carrying value of investment in E-House	$183,754	$175,205	$226,640
Proportionate share of E-house’s net tangible and intangible assets *	169,729	169,194	208,731
Proportionate share of E-house’s change of APIC which was not picked up by SINA	—	—	15,885
Excess of carrying value of investment proportionate share of E-house’s net tangible and intangible assets	$14,025	$6,011	$2,024

The excess of carrying value has been primarily assigned to:
Goodwill and amortizable intangible assets *	$18,078	$9,478	$4,860
Deferred tax liabilities	(4,053)	(3,467)	(2,836)
	$14,025	$6,011	$2,024

Cumulative (loss) gain in equity interest	$(7,657)	$(5,407)	$4,731

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

On October 28, 2011, CRIC announced that its board of directors had received a non-binding proposal from E-House to acquire on all of the outstanding shares of CRIC that were not owned by E-House. CRIC would be privatized and wholly-owned by E-House subsequent to the merger. Pursuant to the definitive merger agreement entered between CRIC and E-House on December 28, 2011, upon the terms and subject to the conditions thereof, at the effective time of the merger, each of the CRIC’s ordinary shares (“CRIC shares”) issued and outstanding immediately prior to the effective time of the merger (including CRIC shares represented by American depositary shares (“CRIC ADSs”), each of which represents one CRIC share) would be cancelled in exchange for the right to receive cash consideration of $1.75, without interest, plus, in the case of each CRIC share (not including CRIC shares represented by CRIC ADSs), 0.6 E-House ordinary shares (“E-House shares”), or, in the case of each CRIC share represented by a CRIC ADS, 0.6 E-House American depositary shares (“E-House ADSs”), each of which represents one E-House share. The merger was subject to customary closing conditions and approval by the shareholders of CRIC.

On April 19, 2012, CRIC announced that it had obtained shareholders’ approval and would merge into and become a 100% subsidiary of E-House as of April 20, 2012. Consequently, the Company’s interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest in E-House and $85.5 million in cash. As a result of the merger, the Company recognized a one-time gain of $45.3 million, which was the difference between the considerations received and the carrying value of the investment in CRIC at the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for CRIC as other comprehensive income. Earnings from CRIC for the period from April 1, 2012 to April 19, 2012 is not material and has been included in the disposal gain of $45.3 million.

In March 2013, E-House issued new shares to its management at a pre-determined price, which resulted in a dilution loss of $10.2 million related to the decrease of SINA’s interest in E-House.

In March 2014, Leju Holdings Limited (“Leju”), a wholly owned subsidiary of E-house, entered into a share purchase and subscription agreement with E-House and Tencent Holdings Ltd. (“Tencent”), pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis from E-House and E-house’s ownership in Leju decreased from 100% to 85% on a fully diluted basis. On April 17, 2014, Leju completed its initial public offering on New York Stock Exchange with the new issuance of 11.5 million ADSs. Concurrent with Leju’s initial public offering, Leju additionally issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted. Although SINA’s ownership percentage in E-house did not change, the Company recognized a change in interest gain of $29.1 million and $19.2 million respectively for the two transactions respectively, as a result of the increase of SINA’s proportionate share of net assets in E-house.

On July 9, 2014, Tian Ge, an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). After Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge. As the issuance price per share was higher than the Company’s average carrying value per share, the Company recorded a gain of $49.2 million to reflect the partial disposal.

The Company performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In 2012, the Company recorded $8.6 million and $1.5 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively.  In 2013, the Company recorded $6.1 million in impairment charges to the carrying value of its investments under the cost method and no impairments were charged to investments under equity method. In 2014, the Company recorded $10.1 million and $5.2 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Youku Tudou	$67,425	$44,580	$—	$112,005
MCOX	6,709	1,320	—	8,029
Others	10,770	8,871	—	19,641
December 31, 2013	$84,904	$54,771	$—	$139,675

Youku Tudou	$91,969	$—	$(3,036)	$88,933
Alibaba	20,000	130,777	—	150,777
Others	20,274	2,480	—	22,754
December 31, 2014	$132,243	$133,257	$(3,036)	$262,464

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $139.7 million and $262.5 million as of December 31, 2013 and 2014, respectively. As of December 31, 2013, the Company’s investments in marketable securities included $112.0 million inYouku Tudou Inc. (“ Youku Tudou”) shares and $8.0 million in Mecox Lane Limited (“MCOX”) shares. As of December 31, 2014, the Company’s investment in marketable securities included $150.8 million in Alibaba Group Holding Limited (“Alibaba”) shares and $88.9 million in Youku Tudou shares. Net unrealized gains as of December 31, 2013 and 2014 were $54.8 million and $130.2 million, respectively.

The Company invested Alibaba through Yunfeng Funds with a total cost of $50.0 million in October 2011. On September 19, 2014, Alibaba completed its listing on the New York Stock Exchange (“Alibaba IPO”). The Company sold part of shares held, had total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. As of December 31, 2014, the fair value of Alibaba shares held by the Company was $150.8 million, with total cost of $20.0 million and unrealized gain of $130.8 million.

In 2014, the Company also invested $24.5 million in Youku Tudou shares and sold all MCOX shares with a disposal gain of $3.6 million. The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, the assessment, which included the business and financial outlook, the financial condition, as well as the severity and duration of the drop in share price compared to the carrying value, that these investments are not other-than-temporarily impaired, as well as the ability and current intent to hold these securities until the prices recover. For the years ended December 31, 2012, 2013 and 2014, the impairment charges of available-for-sale investments were $8.4 million, nil and $2.6 million, respectively.

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

Weibo Interactive

In May 2013, the Company acquired the remaining 45% equity interest in Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online game platform company, for a consideration of $4.6 million as a step-up acquisition. The Company acquired the initial 55% equity interest in Weibo Interactive in August 2011 for a consideration of $5.3 million and accounted for it under the equity method of accounting, as the Company did not hold sufficient board seats to control its operations. In accordance with ASC805 accounting for business combination achieved in stages, the Company’s previously held 55% equity interest shall be remeasured to fair value at the date of acquisition, which resulted in a remeasurement gain of $3.1 million upon obtaining control. The Company hired an independent valuation firm to assist management in valuing its previously held equity interest in Weibo Interactive as of the acquisition date. The Company began to consolidate Weibo Interactive’s financial statements from June 1, 2013. Goodwill arising from this transaction primarily represents the expected synergies from combining the operations of Weibo Interactive with the Company, which are complementary to each other. Total identifiable intangible assets acquired upon acquisition included a customer list of $2.1 million, game platform technology of $1.0 million and non-compete agreement of $0.5 million, which have an estimated useful life between two to five years.  Consideration for Weibo Interactive was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Cash consideration for the remaining 45% equity interest	$4,635
Fair value of previously held 55% equity interest	5,445

Total consideration	10,080

Tangible assets	98
Identifiable intangible assets acquired	3,560
Liabilities assumed	(1,095)
Goodwill	7,517

Total consideration	$10,080

The Company transferred 100% equity interest in Weibo Interactive to Weibo Corporation in December 2013 for a consideration of $10.1million. The transaction was accounted for as an ownership transfer between entities under common control, the carrying amount of the assets and liabilities of Weibo Interactive remained unchanged subsequent to the transaction, and no gain or loss was recorded in SINA’s consolidated statements of comprehensive income. The acquisition completed in May 2013 did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

All Sure

The Company previously purchased approximately 35% equity interest in All Sure Limited, an online search company, for a consideration of $21.3 million and accounted for the investment under the cost method of accounting, as the preferred shares issued to the Company were not considered common shares nor in-substance common shares as described in ASC 323-10-15. The Company also loaned $14.6 million to All Sure Limited, which was included in the consolidated balance sheets of the Company before the acquisition. In December 2013, All Sure Limited redeemed the 35% equity interest from the Company in exchange of 100% shares in All Sure Hong Kong Limited (thereafter “All Sure”), a wholly owned subsidiary of All Sure Limited, which directly and indirectly owned substantially all the assets and liabilities of the operations in exchange for the extinguishment of the loan.

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

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Company and All Sure for the years ended December 31, 2012 and 2013, as if the acquisition of All Sure had occurred on January 1, 2012, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

	For the Year Ended
	December 31, 2012	December 31, 2013
	Unaudited
	(In thousands)

Net revenues	$534,758	$666,973
Net income	$21,200	$27,605

The pro forma net income for the periods presented includes $0.8 million for the amortization of identifiable intangible assets net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of All Sure for each presented period.

Weiyue

The Company previously invested $3.4 million in Weiyue, which engages in operating the mobile-based as well as PC-based online reading platform, in return for 35% of common shares. Pursuant to the investment agreement, the Company had contingent redemption right and its investment in Weiyue did not meet the definition of “in-substance common shares” under ASC 323-10-15. Due to there was no readily determinable fair value for the Company’s investment in Weiyue, it was accounted for under the cost method prior to January 2014.

In January 2014, pursuant to the new share purchase agreement, the Company acquired another 20.85% of Weiyue’s ordinary share with consideration of $8.3 million and obtained control, holding 55.85% of Weiyue’s ordinary shares upon the completion of the transaction.  In accordance with ASC805 accounting for step-up acquisition, the Company’s previously held 35% equity interest was re-measured to fair value at the acquisition date, which was valued with the assistance of an independent valuation firm and a re-measurement gain of $1.2 million was recognized. The Company began to consolidate Weiyue’s financial statements from January 2014 and the remaining 44.15% of its ordinary shares was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included exclusive content distribution right of $2.8 million, customer relationships and core technology of $0.8 million, which have an estimated useful life of two to ten years, respectively. Consideration for Weiyue was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Consideration	$8,252
Fair value of previously held 35% equity interest	4,648
Non-controlling interests	5,856
Total consideration	18,756

Tangible assets	940
Identifiable intangible assets acquired	3,631
Liabilities assumed	(341)
Goodwill	14,526

Total consideration	$18,756

The acquisition did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented. The goodwill acquired from Weiyue has been fully impaired in 2014 (see Note 6).

In 2014, other than Weiyue acquisition described above, the Company acquired two other companies with total purchase consideration of $4.5 million.  These two acquisitions had no material impact on the Company’s consolidated financial statements.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1, 2012	$15,159	$—	$—	$15,159
Transaction in 2012	—	—	—	—
Balance as of January 1, 2013	$15,159	$—	$—	$15,159
Acquisition of Weibo Interactive in 2013	—	7,517	—	7,517
Acquisition of All Sure in 2013	24,667	—	—	24,667
Balance as of January 1, 2014	$39,826	$7,517	$—	$47,343
Acquisition of Weiyue in 2014	—	—	14,526	14,526
Acquisition of other businesses in 2014	—	4,135	—	4,135
Impairment in 2014	—	—	(14,526)	(14,526)
Balance as of December 31, 2014	$39,826	$11,652	$—	$51,478

The Company’s goodwill as of December 31, 2013 and 2014 was $47.3 million and $51.5 million, respectively. In May and December 2013, the Company acquired additional equity interest in Weibo Interactive and All Sure (see Note 5 for details), which resulted in an increase of $32.2 million in goodwill. In January 2014, the Company acquired additional equity interest in Weiyue (see also Note 5 for detail), which resulted in an increase of $14.5 million in goodwill. In October 2014, the Company acquired additional equity interest in a game developer and resulted in an increase of $3.8 million in goodwill.

In the second quarter of 2014, based on the significant decline in revenue of the on-line reading business and near-term outlook, which primarily due to the revocation of the Company’s Internet Publication License and License for Online Transmission of Audio-Visual Programs, the Company performed an assessment of goodwill acquired from Weiyue with assistance from an independent appraiser and recognized an impairment charge of $14.5 million. As of December 31, 2014, the Company performed a qualitative analysis, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from portal advertising business and Weibo business, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2014.

Intangible assets

The following table summarizes the Company’s intangible assets:

	As of December 31, 2013			As of December 31, 2014
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In thousands)			(In thousands)
Technology*	$15,533	$(11,109)	$4,424	$15,698	$(12,096)	$3,602
Software*	1,861	(1,844)	17	1,861	(1,861)	—
Exclusive content distribution right*	—	—	—	2,806	(743)	2,063
Games*	—	—	—	1,688	(99)	1,589
Other	6,997	(592)	6,405	7,899	(2,142)	5,757
Total	$24,391	$(13,545)	$10,846	$29,952	$(16,941)	$13,011

* Intangible assets are amortized over the estimated useful lives ranging from two to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2012, 2013 and 2014 was $0.1 million, $0.6 million and $3.4 million, respectively. As of December 31, 2014, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2015	$3,528
2016	2,850
2017	1,798
2018	1,775
2019 and thereafter	2,496
Total expected amortization expense	$12,447	*

* The table above excludes indefinite lived intangible assets of $0.6 million.

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

In April 2014, the Company’s subsidiary Weibo completed its initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares. Immediately prior to the completion of the IPO, all the ordinary shares held by the Company was converted into an equal number of the Class B ordinary shares, and all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase 29,990,778 Class A ordinary shares from the Company and Weibo.

Subsequent to Weibo’s initial public offering, as Weibo’s controlling shareholder, the Company continues to consolidate Weibo but recognizes non-controlling interests reflecting the shares held by the shareholders other than SINA, including Alibaba, which is the second largest shareholder.

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

All of the preferred shares were converted to ordinary shares upon the completion of Weibo’s IPO on April 17, 2014. Immediately prior to the IPO, Weibo’s preference shares comprised the following:

Issuance Date	Shares outstanding	Carrying Amount
		(in thousands)
April 29, 2013	30,046,154	$479,612

Prior to their automatic conversion to ordinary share upon the Weibo’s initial public offering on April 17, 2014, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of preference shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters submitted to a vote of the shareholders of Weibo, on an as-if-converted basis.

Ordinary shares

The ordinary shares held by Alibaba were recognized as non-controlling interests and classified under permanent equity in the Company’s consolidated balance sheets at an initial fair value of $54.2 million as of the Transaction Date, which were purchased by Alibaba directly from the employees’ ordinary shares or Weibo, which repurchased vested employee options. In order to facilitate the transaction, Weibo issued its ordinary shares to Alibaba on the Transaction Date and then repurchased the 3.5 million vested options from employees subsequent to the Transaction Date. The consideration for both the ordinary shares and vested options were paid to Weibo first and then paid/to be paid to the employees subsequently. The employees sold their shares and vested options above the current fair value and the difference between the proceeds received by the employees and the fair value of the shares or vested options sold was considered to be compensation for their past services in accordance with ASC 718-20. Therefore, a stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013.  As of December 31, 2014, most of consideration for the ordinary shares and vested options had been paid and the remaining balance was included in accrued liabilities.

On March 28, 2014, shareholders of Weibo adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to Weibo’s IPO on April 17, 2014. The second amended and restated memorandum and articles of association include a dual-class voting structure, whereby Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share. Furthermore, each Class B ordinary share could converted into one Class A ordinary share at any time, while the Class A ordinary share is not convertible into Class B ordinary share. Upon the IPO date, Weibo issued 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Ali WB, with a proceeds of $301.3 million net of underwriting commissions and offering expenses. Concurrently with the IPO, Ali WB acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. As of December 31, 2014, the outstanding Class A and Class B ordinary shares represent 43.0% and 57.0% of Weibo’s total share ownership, respectively.

Option Liability

On the Transaction Date, the Company, through its subsidiary, granted an option to Alibaba to enable it to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis. The call option shall expire immediately upon the earlier of the consummation of (i) any sale of shares by Alibaba of more than 25%, determined in the aggregate with all prior sales, of the acquired shares and (ii) the full exercise of the call option. Alibaba has the right to exercise the option, in whole or in part, at any time, commencing on the Transaction Date and ending on the consummation of a qualified IPO of Weibo. The exercise price of the option shall be equal to the lower of (i) an amount that represents a 15% discount to the IPO offering price per ordinary share in a qualified IPO offering and (ii) a price per ordinary share that implies an equity valuation (exclusive of the purchase price to be paid by Alibaba for these ordinary shares) of $5.5 billion for Weibo on a fully diluted basis.

In accordance with US GAAP, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million in the consolidated balance sheets as of the Transaction Date and is marked to market each reporting period. For the year ended December 31, 2013 and 2014, $21.1 million of income and $47.0 million of losses was recognized based on a subsequent change in fair value in the Company’s consolidated statements of income and comprehensive income, respectively.

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

Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $76.5 million, with $47.0 million of losses recognized in the Company’s consolidated statements of income and comprehensive income. Alibaba fully exercised its option to increase its ownership in Weibo to 30% on a fully diluted basis upon the IPO, and acquired 29,990,778 Class A ordinary shares. Among the acquired shares by Alibaba, 23,990,778 shares were purchased from the Company at a price representing 15% discount to the IPO price, and 6,000,000 shares were purchased from Weibo in the public offering at the IPO price. The discount of US$ 61.2 million borne by the Company on behalf of Weibo were considered as a deemed contribution to Weibo. As the Alibaba’s decision to waive the discount for the newly issued 6,000,000 Class A ordinary shares was motivated by its position as principle shareholder of Weibo, the discount of US$15.3 million was also considered as a deemed contribution to Weibo.

Share Ownership

As of December 31, 2014, the share ownership of Weibo was as follows:

Shareholder Name	Shares Type	Ownership Percentage
SINA	Class B Ordinary shares	57.0%
Alibaba	Class A Ordinary shares	31.9%
Others	Class A Ordinary shares	11.1%
Total		100.0%

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

Amount due from Weibo

During 2013, the Company restructured its social media business to accommodate an investment in Weibo. As part of the restructuring, the Company transferred to Weibo certain assets and liabilities associated with the Weibo business. Weibo was made liable for a $250.0 million loan payable to SINA as of April 29, 2013, plus applicable interest payments and any additional outlay subsequent to the Transaction Date. The loan interest was calculated based on actual spending incurred by the Company for the development of Weibo business at each period end at prevailing market interest rate by reference to the three month fixed-deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. The loans are repayable upon demand by SINA, but there is an understanding between the Company and Weibo that the loans would be repaid upon the completion of the initial public offering of Weibo. There is no written loan agreement signed between the Company and Weibo and the loan, along with other inter-company transactions, were eliminated in the consolidated financial statements.

The outstanding loan balance due from Weibo has been settled after Weibo’s IPO with the proceeds raised. The balance of $1.7 million amount due from Weibo as of December 31, 2014 represented the unpaid amount in relation to the allocated expenses from the Company to Weibo.

Strategic Alliance

On April 29, 2013, affiliated entities of the Company, including a PRC subsidiary of Weibo, formed a strategic alliance with affiliated entities of Alibaba, a related party, to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Prior to the strategic alliance, Alibaba purchased advertising from the Company and continued to do so subsequently. For 2013, the Company recorded $69.1 million in advertising and marketing revenues from Alibaba under the strategic alliance, which included $49.1 million recognized by Weibo. For 2014, The Company recognized approximately $126.0 million in advertising and marketing revenues from Alibaba under the strategic alliance, including $107.6 million attributed to Weibo. These amounts are included in related party revenue due to Alibaba’s significant ownership interest in Weibo.

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31,
	2013	2014
	(In thousand)
Weibo	$468,117	$257,244
Others	16,291	18,254
Total	$484,408	$275,498

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. See Note 7 — Investment in Weibo for further details.

9. Other Balance Sheet Components

	As of December 31,
	2012	2013	2014
	(In thousands)
Accounts receivable, net:
Accounts receivable		$209,688	$282,525
Allowance for doubtful accounts:
Balance at the beginning of year	(11,492)	(11,054)	(16,307)
Additional provision charged to expenses	(3,869)	(10,385)	(21,574)
Write-off	4,307	5,132	15,120
Balance at the end of year	(11,054)	(16,307)	(22,761)
		$193,381	$259,764
Prepaid expenses and other current assets:
Prepayments for long-term investments		$18,842	$57,340
Rental and other deposits		8,768	9,320
Content fees		7,914	7,886
Dividend receivable		—	7,735
Current deferred tax assets		3,480	3,867
Others		18,178	23,066
		$57,182	$109,214
Property and equipment, net:
Computers and equipment		$200,506	$211,236
Leasehold improvements		13,620	14,857
Furniture and fixtures		10,909	12,324
Other		1,814	2,162
		226,849	240,579
Less: Accumulated depreciation		(145,929)	(176,850)
		$80,920	$63,729
Other assets:
Prepayment for land use right and office building		$89,163	$158,957
Issuance cost of convertible debt		16,074	10,483
Investment deposits		6,027	9,457
Non-current deferred tax assets		1,074	453
Others		1,007	241
		$113,345	$179,591
Accrued liabilities:
Sales rebates		$48,047	$63,407
Pass through funding of SINA Pay		4,467	56,030
Accrued compensation and benefits		27,978	38,713
Marketing expenses		29,656	37,156
Content fees		21,296	23,257
Internet connection costs		8,397	14,552
Sales commissions		7,018	13,847
Advertisement production costs		10,352	9,043
Amounts owed on non-controlling interests in subsidiary		12,073	1,123
Others		51,553	63,140
		$220,837	$320,268

10. Related Party Transactions

Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2012, 2013 and 2014, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $5.1 million, $6.0 million and $5.2 million, respectively. As of December 31, 2013 and 2014, receivables due from COHT were $1.7 million and $2.0 million, respectively. In addition, the Company entered into certain license agreements at the time of the transaction with CRIC. The fair value of these license agreements was measured at $187.4 million and was recognized as deferred revenue and amortized on a straight line basis over ten years. In March 2014, these license agreements was amended and extended for ten years. Consequently, the unamortized defer revenue balance as of March 31, 2014 will be amortized on a straight-line basis until 2024. The amortized deferred revenue for 2012, 2013 and 2014 was $18.7 million, $18.7 million and $12.0 million, respectively.

On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. For 2013 and 2014, the Company recognized a total of $69.1 million and $126.0 million in advertising and marketing services revenue from Alibaba since the strategic alliance which including $49.1 million and $107.6 million attributed to Weibo, respectively. As of December 31, 2013 and 2014, the Company recorded amount due from Alibaba of $33.0 million and $76.2 million, respectively.

Revenues from related parties, excluding those from CRIC and Alibaba stated above, represented approximately 1.7%, 1.7%, and 5.0% of net total revenues for 2012, 2013, and 2014, respectively. Transactions with related parties included in cost and operating expenses represented 2.0%, 0.8%, and 2.0% of total cost and operating expenses for 2012, 2013, and 2014, respectively. As of December 31, 2013 and 2014, the Company recorded account receivables due from related parties other than Alibaba of $5.7 million and $23.7 million, which represented less than 2.9% and 9.1% of total net accounts receivable, respectively. The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

One of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA. Under this agreement, Broadvision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2012, 2013 and 2014, services fee to Broadvision are approximately $146,000, $169,000 and $176,000, respectively. There was no payable outstanding as of December 31, 2013 and 2014.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2014.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
	(In thousands, except percentage)
Income before income tax expenses	$34,585	$58,432	$168,741
Income (loss) from non-China operations	$19,590	$(18,430)	$168,446
Income from China operations	$14,995	$76,862	$295
Income tax expenses applicable to China operations	$2,730	$14,602	$6,970
Effective tax rate for China operations	18%	19%	2,362%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2012, 2013 and 2014. In 2012, the Company’s Cayman Islands operations recorded impairment charges totaling $8.4 million related to its investments in MCOX, a gain of $45.3 million related to its disposal of investment CRIC and a gain of $10.2 million from its disposal of investment in Tudou. In 2013, the Company’s Cayman Islands operations recorded a dilution loss totaling $10.2 million related to E-House. In 2014, the Company’s Cayman Islands operations recognized a disposal gain of $109.2 million relates to Alibaba and a dilution gain of E-House totaling $48.2 million, Hong Kong operations recognized a deemed disposal gain of Tian Ge of $49.2 million, Weibo’s Cayman Islands operations recorded a loss in change in fair value of investor option liability of $47.0 million. See also Note 4 and Note 5 to the Consolidated Financial Statements for further discussion.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from gains on disposition and deemed disposition of the Alibaba shares and E-House shares in 2014 are not subject to tax.

U.S.

As of December 31, 2014, the Company’s subsidiary in the U.S. had approximately $86.6 million of federal and $10.5 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2034, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2015 through December 31, 2034. Included in the net operating loss carryforwards were $39.9 million and $6.5 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2014 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2013	2014
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,826	$29,872
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	453	503
Total deferred tax assets	31,279	30,375
Less: valuation allowance	(31,279)	(30,375)
Deferred tax assets	$—	$—

Hong Kong

As of December 31, 2014, the Company’s Hong Kong subsidiary had approximately $23.8 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2014, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2013	2014
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$2,787	$2,433
Less: valuation allowance	(2,787)	(2,433)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, high and new technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for high and new technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration provided that specific conditions are met. Six of the Company’s subsidiaries and VIEs in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Sina (Shanghai) Management Co., Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd., and Weibo Internet Technology (China) Co., Ltd., were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise were updated in April 2013. For those entities qualified as software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter. Weibo Technology was qualified as a software enterprise and will enjoy the relevant tax holiday from its first profitable year. As of December 31, 2014, Weibo Technology was still in accumulative loss position.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s board of directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2013 and 2014, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

In December 2009, the State Administration of Tax (“SAT”) in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Circular on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” Although the Company believes that it is more likely than not all the transactions made by the Company during the all the presented periods would be determined to have reasonable commercial purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Current tax provision	$6,245	$12,820	$8,198
Deferred tax (benefits) provision	(3,515)	1,782	(1,228)
Income tax expenses	$2,730	$14,602	$6,970

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2012	2013	2014
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(12)%	(10)%	(1,664)%
Permanent differences	4%	(1)%	2,670%
Change in valuation allowance	1%	5%	1,699%
Effect of changes in the tax status	—	—	(368)%
Effective tax rate for China operations	18%	19%	2,362%

The provisions for income taxes for the years ended December 31, 2012, 2013 and 2014 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The effective tax rate of the Company’s PRC operations for 2014 increased to 2,362% was primarily due to the effect of tax holidays, preferential tax rate, increase in permanent differences and relatively low pre-tax income for the year.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2012	2013	2014
	(In thousands, except per share amount)
Tax holiday effect	$1,713	$7,583	$4,910
Basic net income per share effect	$0.03	$0.11	$0.08
Diluted net income per share effect	$0.03	$0.11	$0.07

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2013	2014
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts, accruals and other liabilities	$16,523	$23,557
Net operating loss carry forwards	3,082	2,185
Depreciation	139	114
Total deferred tax assets	19,744	25,856
Less: valuation allowance	(15,190)	(21,536)
Net deferred tax assets	$4,554	$4,320
Including — Current deferred tax assets	3,480	3,867
— Non-current deferred tax assets	1,074	453

Deferred tax liabilities:
Depreciation	$(469)	$(339)
Acquired intangible assets	(768)	(2,887)
Others	(621)	(1,142)
Total deferred tax liabilities	$(1,858)	$(4,368)
Including — Current deferred tax liabilities	(621)	(1,142)
— Non-current deferred tax liabilities	(1,237)	(3,226)

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

As of December 31, 2013 and 2014, the Company provided full valuation allowance of the deferred tax assets for China operations mainly relates to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2013, the Company had net operating loss carry forwards totaling $12.1 million, of which $6.7 million were provided with valuation allowance and the remaining $5.4 million is expected to be utilized prior to expiration.  As of December 31, 2014, the Company had net operating loss carry forwards totaling $7.0 million, which recognized fully valuation allowance.

12. Net Income Per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share. For the year ended December 31, 2013, convertible debt that was anti-dilutive and excluded from the calculation of diluted net income per share was 0.8 million. For the year ended December 31, 2014, the interest expenses  and amortized issuance costs of $13.5 million relates to convertible debt was recognized as dilutive factors and including in calculation of diluted net income per share.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of loss from Weibo based on Weibo’s basic and diluted EPS, respectively, applying the two-class method, multiplied by the number of Weibo shares held by SINA. In periods during which Weibo is profitable, the preferred shares held by Alibaba, a related party of the Company, are participating securities and, therefore, all profits of Weibo are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Weibo business in excess of the initial investment, the Company believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10, in periods during which Weibo recognizes losses, any losses from Weibo should not be allocated to the preferred shares, as a conversion of the preferred shares would increase the denominator to share losses, which would be anti-dilutive to the EPS calculation. After Weibo’s initial offering, preferred shares automatically converted into ordinary shares with no further dilutive impact. For the year ended December 31, 2013 and 2014, the effect from preferred shares and other potential ordinary shares outstanding on consolidated net income per share of dilutive shares from Weibo was nil as Weibo was in a loss position in 2013 and 2014.

Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA	$31,738	$45,132	$176,802
Denominator:
Weighted average ordinary shares outstanding	66,401	66,741	64,950
Basic net income per share attributable to SINA	$0.48	$0.68	$2.72
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA	$31,738	$45,132	$176,802
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	(555)	(959)	(2,106)
Add: Effect on interest expenses and amortized issuance cost of convertible debt	—	—	13,539
Net income attributable for calculating diluted net income per share	31,183	44,173	188,235
Denominator:
Weighted average ordinary shares outstanding	66,401	66,741	64,950
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	294	264	74
Unvested restricted share units	104	82	74
Convertible debt	50	—	6,467
Shares used in computing diluted net income per share attributable to SINA	66,849	67,087	71,565
Diluted net income per share attributable to SINA	$0.47	$0.66	$2.63

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2012, 2013 and 2014, the Company contributed a total of $31.2 million, $40.6 million and $53.6 million to the government funds, respectively.

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

15. Shareholders’ Equity

Stockholder Rights Plan

In 2005, the Company adopted a Rights Plan (the “2005 Rights Plan”) to protect the best interests of all shareholders. The 2005 Rights Plan expired on February 22, 2015.  In order to continue to protect the best interests of our shareholders, the Company’s board of directors approved a continuation of the 2005 Rights Plan (the “2015 Rights Plan”) in April 2015.  In general, the 2015 Rights Plan has substantially the same terms as the 2005 Rights Plan.  Pursuant to the 2015 Rights Plan, stockholders of SINA have rights to purchase ordinary shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The 2015 Rights Plan has a record date of May 4, 2015 and will expire on April 23, 2025 unless extended by the Company’s board of directors before then.

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

Amended and Restated 2007 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan will terminate on August 1, 2015, unless it is terminated earlier by our Board of Directors. Under the plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. Upon adoption, the 2007 Plan replaced the existing 1999 Stock Plan and 1999 Directors’ Stock Option Plan and, as a result, no additional awards could be made under such plans. As of December 31, 2014, there were 953,000 options and 1,119,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

1999 Directors’ Stock Option Plan

In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non-statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2014, 69,000 options were outstanding under the Directors’ Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Costs of revenues	$3,154	$6,234	$3,231
Sales and marketing	3,729	8,643	5,092
Product development	3,776	11,418	7,217
General and administrative	8,699	20,806	16,953
	$19,358	$47,101	$32,493

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Stock based compensation for the year ended December 31, 2013 included $27.1 million to reflect the difference between the proceeds received by employees and the fair value of the vested shares sold to Alibaba. (See Note 7 — Investment in Weibo for further discussion).

Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2012	2013	2014
Stock options:
Expected term (in years)	3.8-4.0	4.1	4.0
Expected volatility	62%-63%	58%	55%-56%
Risk-free interest rate	0.4%	0.6%	1.3%-1.9%
Expected dividend yield	—	—	—

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2012, 2013 and 2014, due to the lack of industry comparison and comparable historical exercise patterns. Options granted since 2007 have a contractual life of either six or seven years, compared ten years for previous grants. Most of the grants under the new terms have not been fully vested nor forfeited. In addition, the Company experienced significant changes in revenue mix and employee composition in recent years. For these reasons, the Company believes that share option exercise pattern on new grants may not reflect those of previous grants. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2011	6,159
Granted*	(1,040)
Cancelled/expired/forfeited	133
December 31, 2012	5,252
Granted*	(610)
Cancelled/expired/forfeited	69
December 31, 2013	4,711
Granted*	(1,841)
Cancelled/expired/forfeited	92
December 31, 2014	2,962

* In 2012, 2013 and 2014, 246,000, 258,000 and 918,000 restricted shares units, or 430,500, 451,500 and 1,605,900 equivalent option shares, respectively, were granted.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2011	780	$30.42	2.08	$16,832
Granted	610	$50.75
Exercised	(180)	$24.71
Cancelled/expired/forfeited	(1)	$32.84
December 31, 2012	1,209	$41.53	3.50	$11,183
Granted	160	$53.83
Exercised	(325)	$35.73
Cancelled/expired/forfeited	(6)	$30.39
December 31, 2013	1,038	$45.31	3.48	$40,411
Granted	235	$38.38
Exercised	(240)	$32.58
Cancelled/expired/forfeited	(11)	$47.94
December 31, 2014	1,022	$46.68	3.90	$809
Vested and expected to vest as of December 31, 2013	1,024	$45.21	3.46	$39,964
Exercisable as of December 31, 2013	562	$39.93	2.46	$24,927
Vested and expected to vest as of December 31, 2014	1,009	$46.77	3.88	$809
Exercisable as of December 31, 2014	591	$48.36	3.16	$809

The total intrinsic value of options exercised during 2012, 2013 and 2014 was $6.8, $12.4 million and $4.7million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2012, 2013 and 2014 was $4.4 million, $10.3 million and $8.9 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2013 and 2014 was $84.25 and $37.41, respectively.

As of December 31, 2013, there was $9.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.1 years. As of December 31, 2014, there was $8.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.7 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2013 and 2014 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2013
$ 20.86 - $33.29	221	$27.74	221	$27.74	0.89
$ 36.40 - $45.13	157	$41.72	111	$40.33	2.29
$ 51.48 - $51.48	500	$51.48	230	$51.48	4.49
$ 53.83 - $53.83	160	$53.83	—	$—	5.05
	1,038	$45.31	562	$39.93	3.48

As of December 31, 2014
$24.39 - $38.27	289	$35.26	69	$25.68	4.73
$40.07 - $45.13	82	$44.20	39	$45.13	3.75
$51.48 - $51.48	491	$51.48	407	$51.48	3.39
$53.83 - $53.83	160	$53.83	76	$53.83	4.05
	1,022	$46.68	591	$48.36	3.90

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2011	496	$62.37
Awarded*	134	$48.57
Vested	(238)	$51.36
Cancelled	(31)	$64.34
December 31, 2012	361	$65.87
Awarded*	257	$71.24
Vested	(162)	$61.73
Cancelled	(38)	$63.07
December 31, 2013	418	$71.03
Awarded*	918	$39.67
Vested	(171)	$68.51
Cancelled	(46)	$64.33
December 31, 2014	1,119	$45.97

* 36,000 RSUs were granted to non-employee directors in 2012, 2013 and 2014.

As of December 31, 2013 and 2014, there was $28.2 million and $49.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 3.1 years and 3.8 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $12.5 million, $11.3 million and $7.4 million during the years ended December 31, 2012, 2013 and 2014, respectively.

Summary of Performance-Based RSUs

The following table sets forth a summary of performance-based RSU activities in the years ended December 31, 2013 and 2014:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2012	68	$50.73
Awarded	—
Issued	(68)	$50.73
Cancelled	—
December 31, 2013	—

As of December 31, 2013 and 2014, there was no unrecognized compensation cost related to performance-based restricted share units granted to the Company’s employees. No performance-based RSUs were granted in 2014.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation adopted the 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”), which permits the granting of options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants of Weibo and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted share or pursuant to a restricted share unit. Weibo granted its options equivalent to approximately 1.3%, 1.7% and nil of Weibo’s ordinary shares on a fully diluted basis in 2012, 2013 and 2014, respectively. Fair value of options estimated at grant date for 2012, 2013 and 2014 was $3.6 million, $16.9 million and nil, respectively. On March 28, 2014, Weibo’s shareholders adopted the 2014 Share Incentive Plan (‘the 2014 Plan’). Initially, the 2014 Plan shall be funded by the remaining 4,647,872 shares from the 2010 Share Incentive Plan and another 1,000,000 new added shares and by 1 share for every one share issued as restricted share or pursuant to a restricted share unit. On January 1, 2015, shares in the 2014 Plan will be allowed a one-time increase in an amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Weibo intends to use such share incentive plan, which has a term of ten years, to continue to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Cost of revenues	$201	$4,253	$755
Sales and marketing	330	6,150	1,583
Product development	638	9,209	4,392
General and administrative	668	11,630	7,049
	$1,837	$31,242	$13,779

Stock compensation expenses related to the grants for Weibo were amortized over four years on a straight-line basis with $1.8 million, $4.1 million and $13.8 million in 2012, 2013 and 2014, respectively. Stock-based compensation related to 2010 Weibo Incentive Plan for the year ended December 31, 2013 included a $27.1 million expense, which was the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (See Note 7).

Weibo’s Stock Options

Weibo uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value Weibo’s option grants were as follows:

Year Ended December 31,
	2012	2013	2014
Stock options:
Expected term (in years)	3.5 - 4.8	3.5 - 4.8	N/A
Expected volatility	60% - 63%	54% -61%	N/A
Risk-free interest rate	0.4% - 0.8%	0.5% - 1.2%	N/A
Expected dividend yield	—	—	—

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

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
December 31, 2011	6,728
Granted	(2,175)
Cancelled/expired/forfeited	908
Repurchased	2,625
December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177
December 31, 2013	4,648
Additions	1,000
Granted*	(2,951)
Cancelled/expired/forfeited	41

December 31, 2014	2,738

* In 2013, 800,000 restricted share units or 1,400,000 equivalent option shares was granted (see Restricted Share Units section below for details), in addition to 3,372,000 stock options granted under 2010 plan. In 2014, 2,951,000 restricted share units or 2,951,000 equivalent option shares were granted, no stock options was granted under 2014 plan.

The following table sets forth the summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2011	28,272	$0.41	5.5	$82,726
Granted	2,175	$3.34
Exercise	(3,445)	$0.36
Cancelled/expired/forfeited	(908)	$0.60
Repurchased	(2,625)	$0.36

December 31, 2012	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975
Granted	—	—
Exercise	(3,697)	$
Cancelled/expired/forfeited	(534)	$2.8
Repurchased	—	—

December 31, 2014	14,330	$1.28	3.2	$185,684

Vested and expected to vest as of December 31, 2013	18,261	$1.14	4.3	$236,716
Exercisable as of December 31, 2013	8,957	$0.48	3.7	$122,026
Vested and expected to vest as of December 31, 2014	14,261	$1.27	3.2	$184,937
Exercisable as of December 31, 2014	11,446	$0.76	2.7	$154,235

The total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $10.3 million, $37.3 million and $65.7 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2012, 2013 and 2014 was nil, $1.0 million and $1.5 million, respectively. As of December 31, 2013, the estimated fair value of Weibo’s ordinary shares was $14.10, which was determined with the assistance from an independent valuation firm. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014 was $14.24.

As of December 31, 2013 and 2014, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors was $16.4 million and $11.3 million, respectively.  Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.2 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2013
$ 0.36 - $0.41	12,571	$0.36	7,989	$0.36	3.7
$ 0.96 - $1.80	1,324	$1.14	830	$1.14	4.3
$ 3.25 - $3.36	2,822	$3.30	138	$3.26	5.6
$ 3.43 - $3.50	1,844	$3.48	—	$—	6.6
	18,561	$1.17	8,957	$0.48	4.3

As of December 31, 2014
$ 0.36 - $0.41	9,337	$0.37	9,337	$0.37	2.3
$ 0.96 - $1.80	844	$1.19	764	$1.18	3.1
$ 3.25 - $3.36	2,542	$3.29	1,345	$3.30	4.8
$ 3.43 - $3.50	1,607	$3.48	—	$—	5.5
	14,330	$1.28	11,446	$0.76	3.2

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2013	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23

December 31, 2014	3,507	$16.44

The total fair value based on the vesting date of the restricted share units vested was nil and $2.7 million during the year ended December 31, 2013 and 2014 respectively.

16. Segment Information

The Company currently operates in three principal business segments globally — Portal advertising, Weibo and Others. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating costs nor assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

The following tables present summary information by segment:

For the Year Ended December 31, 2012:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$363,198	$100,202	$463,400	$65,929	$529,329
Costs of revenues	154,526	46,977	201,503	46,429	247,932
Gross margin	57%	53%	57%	30%	53%
Operating expenses:
Sales and marketing			$101,962	$40,380	$142,342
Product development			37,020	71,186	108,206
General and administrative			33,619	5,778	39,397
Total operating expenses			172,601	117,344	289,945
Income (loss) from operations			89,296	(97,844)	(8,548)
Interest and other income, net			21,651	(4,853)	16,798
Loss from equity method investment, net			(9,390)	(1,340)	(10,730)
Realized gain on long-term investments			55,563	—	55,563
Investment and related impairment			(18,498)	—	(18,498)
Income (loss) before income tax expenses			138,622	(104,037)	34,585
Income tax benefit (expense)			(4,281)	1,551	(2,730)
Net income (loss)			$134,341	$(102,486)	$31,855

For the Year Ended December 31, 2013:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$378,068	$98,725	$476,793	$188,313	$665,106
Costs of revenues	161,385	49,788	211,173	59,891	271,064
Gross margin	57%	50%	56%	68%	59%
Operating expenses:
Sales and marketing			$97,342	$63,069	$160,411
Product development			45,592	100,740	146,332
General and administrative			42,210	22,517	64,727
Total operating expenses			185,144	186,326	371,470
Income (loss) from operations			80,476	(57,904)	22,572
Interest and other income, net			21,676	(2,884)	18,792
Change in fair value of investor option liability			—	21,064	21,064
Income (loss) from equity method investment, net			10,761	(1,236)	9,525
Realized gain (loss) on long-term investments			(10,503)	3,116	(7,387)
Investment and related impairment			(6,134)	—	(6,134)
Income (loss) before income tax expenses			96,276	(37,844)	58,432
Income tax expense			(14,331)	(271)	(14,602)
Net income (loss)			$81,945	$(38,115)	$43,830

For the Year Ended December 31, 2014:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$375,504	$58,565	$434,069	$334,172	$768,241
Costs of revenues	172,078	34,664	206,742	83,599	290,341
Gross margin	54%	41%	52%	75%	62%
Operating expenses:
Sales and marketing			$108,613	$120,314	$228,927
Product development			66,490	125,832	192,322
General and administrative			57,320	25,719	83,039
Goodwill impairment			14,526	—	14,526
Total operating expenses			246,949	271,865	518,814
Loss from operations			(19,622)	(21,292)	(40,914)
Interest and other income, net			22,167	6,758	28,925
Change in fair value of investor option liability			—	(46,972)	(46,972)
Income from equity method investment, net			19,471	—	19,471
Realized gain on long-term investments			227,824	—	227,824
Investment and related impairment			(19,593)	—	(19,593)
Income (loss) before income tax expenses			230,247	(61,506)	168,741
Income tax expense			(5,842)	(1,128)	(6,970)
Net income (loss)			$224,405	$(62,634)	$161,771

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2012:
Net revenues	$525,678	$3,651	$529,329
Long-lived assets	$76,195	$445	$76,640
Year ended and as of December 31, 2013:
Net revenues	$660,695	$4,411	$665,106
Long-lived assets	$75,691	$5,229	$80,920
Year ended and as of December 31, 2014:
Net revenues	$762,200	$6,041	$768,241
Long-lived assets	$63,428	$301	$63,729

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2014:

	Fair Value Measurements
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
As of December 31, 2013
Money market funds*	$10,480	$10,480	$—	$—
Bank time deposits**	1,385,164	—	1,385,164	—
Available-for-sale securities***	139,675	139,675	—	—
Investor option liability	(29,504)	—	—	(29,504)
Total	$1,505,815	$150,155	$1,385,164	$(29,504)

As of December 31, 2014
Money market funds*	$50,593	$50,593	$—	$—
Bank time deposits**	1,219,440	—	1,219,440	—
Available-for-sale securities***	262,464	262,464	—	—
Total	$1,532,497	$313,057	$1,219,440	$—

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

The fair values of the Company’s money market funds and available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Company’s bank time deposits are determined based on the quoted market price for similar products (Level 2).  The investor option liability, which enables Alibaba, a related party of the Company, to purchase additional ordinary shares and increase its ownership in Weibo up to 30% on a fully-diluted basis (Note 7), is measured using significant unobservable inputs (Level 3) when determining its fair value.

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

The investor option liability was valued at $50.6 million as of the Transaction Date. A gain of $21.1 million was recognized in 2013 as subsequent change in fair value when marked to market in the Company’s consolidated statements of comprehensive income. Immediately prior to the exercise of the option, the fair value of investor option liability was $76.5 million. For the year ended December 31, 2014, a loss of $47.0 million was recognized as subsequent change in fair value when marked to market in the Company’s consolidated statements of loss and comprehensive loss.

Determination of these unobservable inputs requires complex and subjective judgments due to the limited financial and operating history of Weibo, unique business risks and limited public information on companies in China similar to Weibo’s business. Changes in these inputs might result in a significantly higher or lower fair value measurement and materially impact the Company’s financial position and results of operations.

Non-recurring

The Company measures certain financial assets, including the investments under cost method and equity method on an other than temporary basis, and intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

As of December 31, 2013 and 2014, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $10.1 million, $6.1 million and $15.3 million for the years ended December 31, 2012, 2013 and 2014, respectively (see Note 4 for further information).

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. The Company recognized an impairment charge of $8.4 million on MCOX for 2012. No write down was warranted on MCOX based on its fair value in 2013. In 2014, the Company recognized an impairment charge of $2.6 million on its investment in GOMO.

In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its goodwill of reporting units annually. The Company concluded that no write down was warranted for years ended December 31, 2012 and 2013. In the second quarter of 2014, based on revenue declines of the on-line reading business and near-term outlook, the Company performed an assessment of acquired goodwill of Weiyue with the assistance of an independent valuation firm and recognized goodwill impairment charge of $14.5 million. The fair value of on-line reading business was determined using Level 3 inputs.

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

As of December 31, 2013 and 2014, the Company had $1,844.5 million and $2,092.3 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2013 and 2014, substantially all accounts receivable were derived from the Company’s China operations.

Only one customer accounted for more than 10% of the Company’s total net revenues in 2013 and 2014, and no individual customer or agency accounted for more than 10% of the Company’s total net revenues in 2012. Only one customer accounted for more than 10% of the Company’s net accounts receivables as of December 31, 2013 and 2014.

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

In 2012, 2013 and 2014, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2013 and 2014, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $377.7 million and $576.6 million, accounting for 20.2% and 26.6% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2013 and 2014, the Company’s accounts receivable balance denominated in RMB was $191.1 million and $258.1 million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2013 and 2014, the Company’s current liabilities balance denominated in RMB was $241.3 million and $352.0 million, which accounted for 74% and 90% of its total current liabilities balance, respectively. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2014.

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

The net proceeds to the Company from the issuance of the Notes were $783.2 million, net of issuance cost of $16.8 million. Concurrently, the Company repurchased its shares of $100.0 million from the open market. The Company pays cash interest at an annual rate of 1.00% on the Notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. The issuance costs of the Notes are being amortized to interest expense to the earliest conversion date of the Notes (“December 1, 2016”) using effective interest method.

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

Treasury Stock

In connection with the convertible debt issuance, the Company’s board of directors approved to use up to $100 million of net proceeds to repurchase the Company’s outstanding ordinary shares concurrently through legally permissible means.  For the year ended December 31, 2013, the Company repurchased 1,171,900 ordinary shares in the amount of $100.0 million. All the ordinary shares repurchased are no longer outstanding and pending for cancellation and are included as treasury stock.

In 2014, the board of directors of the Company has approved a new share repurchase program whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to US$500 million. The Company expects to fund the repurchase out of its existing cash balance. For the year ended December 31, 2014, the Company repurchased 6,398,917 ordinary shares in the amount of $249.0 million. All the ordinary shares repurchased are no longer outstanding and pending for cancellation and are included as treasury stock.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2019. For the years ended December 31, 2012, 2013, and 2014, rental expense was $17.4 million, $21.2 million and $27.3 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2014 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating leases commitments	$46,893	$26,428	$19,734	$731	$—

Purchase commitments mainly include minimum commitments for construction cost of new office building, Internet connection, content and services related to website operation, MVAS costs, and marketing activities. In May 2013, The Company entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range of $230 - $250 million, to be paid in installments over the construction period.

Purchase commitments as of December 31, 2014 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$233,302	$216,566	$16,200	$297	$239

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

Interest payment commitment on the convertible senior notes as of December 31, 2014 was as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Interest payment commitment	$32,000	$8,000	$16,000	$8,000	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2014. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of December 31, 2014, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

As E-House partially spun off of Leju shares to each of the E-House shareholders on January 15, 2015, the Company received a total of 36,687 ADSs and 1,430,000 ordinary shares of Leju, representing the fair value of $16.7 million as of the distribution date. The Company found no other material events or transactions needing recognition or disclosure.