Form 20-F
period 2015-12-31
SINA CORP
filed 2016-04-28
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2015, there were 69,840,751 shares of the registrant’s ordinary shares outstanding (excluding 9,274,507 shares that have been repurchased but not cancelled), par value $0.133 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer,” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•                  “daily active users” or “DAUs” refer to daily active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that some people and organizations may have set up more than one account and some accounts used by organizations are used by many people within the organization;

•                  “shares” or “common shares” refer to our ordinary shares;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. RMB amounts that are not included in our financial statements in this annual report are made at a rate of RMB6.4778 to US$1.00, the exchange rate on December 31, 2015 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

A.                                    Selected Financial Data

The selected consolidated financial data present the results for the five fiscal periods ended and as of December 31, 2015. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and other information contained in this annual report.

	For the Year Ended December 31,
	2011(1)	2012(2)	2013(3)	2014(4)	2015(5)
	(in thousands, except per share data)
Operations:
Net revenues	$482,829	$529,329	$665,106	$768,241	$880,669
Gross profit	267,481	281,397	394,042	477,900	545,289
Income (loss) from operations	(33,662)	(8,548)	22,572	(40,914)	12,222
Income (loss) before income tax expense	(297,417)	34,585	58,432	168,741	46,143
Net income (loss)	(302,418)	31,855	43,830	161,771	35,723
Net income (loss) attributable to SINA	(302,092)	31,738	45,132	176,802	25,678
Net (loss) income per share attributable to SINA
Basic	$(4.64)	$0.48	$0.68	$2.72	$0.43
Diluted	$(4.64)	$0.47	$0.66	$2.63	$0.40
Shares used in computing basic net income (loss) per share attributable to SINA	65,121	66,401	66,741	64,950	60,237
Shares used in computing diluted net income (loss) per share attributable to SINA	65,121	66,849	67,087	71,565	60,648

(1)         Fiscal year 2011 results included $350.1 million in impairment charges, including other-than-temporary impairment of $230.3 million related to our equity investment in CRIC, other-than-temporary impairment of $50.9 million related to our equity investment in Mecox Lane Limited (“MCOX”) and goodwill impairment of $68.9 million related to our mobile value added service (“MVAS”) business.

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

(3)         Fiscal year 2013 results included a dilution loss of $10.2 million in the investment in E-House (China) Holdings Limited (“E-House”), which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share. We also recognized a $6.1 million of other- than-temporary impairment loss on our investments under the cost method and a $21.1 million gain from change in fair value of investor option liability.

(4)         Fiscal year 2014 results included: 1) a $109.2 million gain from the sale of a portion of our investment in Alibaba Group Holding Limited (“Alibaba”) through Yunfeng E-Commerce Funds in Alibaba’s initial public offering, 2) a $49.2 million gain as a result of the initial public offering of Tian Ge Interactive Holding Limited (“Tian Ge”), a live social video company that we invested in, 3) a gain of $29.1 million from the acquisition by Tencent Holdings Ltd. (“Tencent”) of a 15% equity interest in Leju Holdings Limited (“Leju”), a subsidiary of E-house, on a fully diluted basis, 4) a $19.2 million gain as a result of the initial public offering of Leju, 5) a loss of $47.0 million in the fair value change of investor option liabilities, and 6) an impairment of $14.5 million related to goodwill acquired from Beijing Weiyue Information Technology Co., Ltd (“Weiyue”), which is an online reading platform operator.

(5)         Fiscal year 2015 results included an $18.9 million gain from the sale of a portion of our investment in Youku Tudou.

	As of December 31,
	2011	2012	2013	2014	2015
	(in $ thousands)
Financial position:
Cash, cash equivalents and short-term investments	673,475	713,598	1,868,239	2,166,538	2,209,853
Working capital(1)(2)	625,450	654,356	1,787,837	2,140,134	1,336,098
Total assets	1,391,447	1,482,906	2,897,843	3,703,328	4,361,839
Long-term liabilities(1)(2)	128,695	110,203	894,740	890,543	101,724
Total liabilities	329,098	337,033	1,222,225	1,282,058	1485,171
Total SINA shareholders’ equity	1,055,670	1,136,670	1,191,210	2,145,772	2,565,272
Total shareholders’ equity	1,062,349	1,145,873	1,675,618	2,421,270	2,876,668

(1)         In 2015, we early adopted the guidance of ASU 2015-17 issued by Financial Accounting Standards Board (“FASB”) in November 2015, which allows to retrospectively present deferred tax assets and deferred tax liabilities as non-current in our consolidated balance sheets for all periods presented.  The impact arising from adopting the guidance was immaterial for each period presented.

(2)         As of December 31, 2015, the convertible notes amounting to $800 million have been reclassified into current liabilities since the holders may require us to repurchase their notes on December 1, 2016.

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

In 2015, approximately 55% of our portal advertising revenues in China were derived from the automobile, fast-moving consumer goods, internet and financial services, IT and telecommunication sectors. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition and our share price could suffer. Our growth in advertising and marketing revenues will also depend on our ability to increase the advertising and marketing space on our network and develop new advertising and marketing inventory offerings, such as those tied to video content, mobile environment and user-generated content in social media environments, as well as performance-based inventories. If we fail to increase our advertising and marketing space at a sufficient rate or fail to develop new advertising and marketing inventory offerings that achieve market acceptance, our growth in advertising and marketing revenues could be hampered and our share price may drop significantly. Further, the increasing usage of online advertising blocking software may result in a decrease of our advertising and marketing revenues as the advertisers may choose not to advertise on the internet if such software is widely used. Our advertising and marketing revenues may also be materially adversely impacted if we are unable to develop effective advertising and marketing offerings for our mobile traffic, as internet users in China more and more rely on mobile devices, such as smart phones and tablets, to access the internet.

In addition, another difficulty we are facing is the adaption of our advertising and marketing resources to mobile devices and platforms. An increasing portion of our users accessed our products including portal website and Weibo through mobile devices in 2015. If they access our mobile products as a substitute for access through PCs, our ability to monetize our contents and grow relevant revenues would be dependent on the successful adaption to mobile devices and platforms. As new devices and platforms are continually being released, users may consume contents in a matter that is more difficult to monetize. It is difficult to predict the problems we may encounter in adapting our products and services and developing competitive new products and services that are compatible with new mobile devices and platforms. If we are unable to adapt our products and services to new mobile devices and platforms in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

If our social media platform Weibo fails to compete effectively for user traffic and user engagement and generate sustainable revenue growth and profit, our share price could suffer significantly.

We only started to monetize Weibo traffic in the first half of 2012 through advertising and marketing services and value-added services such as game related services and VIP membership. Weibo is a form of social media featuring microblogging services and social networking services and is subject to intense competition for user traffic and user engagement. Major Chinese internet companies, including Tencent, Netease and Sohu, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also competes with offline media companies for audiences and content. In addition, as a form of social media featuring social networking services and messenger features, Weibo is subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers and other social apps, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as Inke, In, Nice, Paipai and Meipai. Weibo also competes with both offline and online games for the time and money of gamers. Weibo has begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo also faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services and navigation pages, such as Baidu, UCWeb and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Twitter, Instagram, Facebook, WhatsApp, Line, Kakao Talk and Snapchat.  Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo has. Our social media platform Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

Weibo users typically can log into their personal accounts to view user-generated feeds and private messages from accounts that they have selected to follow.  Social media companies have been subject to negative comments (and in the case of Facebook, a lawsuit) for introducing promoted advertising into their users’ information feeds.  We started to test promoted advertising products in Weibo at the end of December 2012 and have received user complaints.  If we are unable to address user complaints to an acceptable level, Weibo’s monetization may be delayed and usage activities may decline, which may adversely impact our revenues and profitability.

We have generated a significant portion of our advertising revenues from Alibaba under the strategic collaboration agreement, there is no assurance, however, that we can generate revenues from Alibaba similar to past record after the strategic collaboration agreement expires, and if we fail to maintain our collaboration with Alibaba going forward, our results of operations and growth prospect may be adversely and materially affected.

In April 2013, we formed a strategic collaboration with Alibaba and its affiliated entities to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with our Weibo users. As part of the strategic collaboration, Alibaba purchased approximately RMB2.3 billion ($381 million) in advertising and social commerce services from Weibo and us from 2013 to 2015. Although our cooperation with Alibaba continues in the ordinary course of our business after our strategic collaboration agreement with Alibaba expired in January 2016, there is no assurance that we can generate revenues from Alibaba at a level comparable to our past record, both in absolute amount and as percentage to our total advertising revenues. If we are unable to maintain a strong cooperation with Alibaba or find other customers that can bring in similar amount of revenues to offset the possible decline of revenues from Alibaba, our results of operations and growth prospects may be adversely and materially affected.

Our MVAS revenues have experienced an overall decline and may decrease further in the future.

In 2013, 2014 and 2015, MVAS revenues accounted for 9%, 4% and 3% of our total net revenues, respectively. Our MVAS revenues declined year over year for the past three years, and may further decline in the future. If users do not adopt our MVAS at a sufficient rate, our overall MVAS revenue could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

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

We provide online content and services for the global Chinese community, including but not limited to informational features, microblogging and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer rich content and various services targeting this community and compete with our offerings.

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

As we expand our product and services offerings into social media and social networking services, online video, WAP (mobile portal), blog, light blog and messaging services, we face competition from companies that are focused in the same space. Major Chinese internet companies, including Tencent, Netease and Sohu, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include (i) mobile messengers and other social apps, such as Weixin/WeChat, QQ Mobile, Ozone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news applications, such as Jinritoutiao and news apps operated by other major internet companies, such as Sohu, NetEase, Tencent and Phoenix New Media; and (iii) multi-media apps, such as Inke, In, Nice, Paipai and Meipai. We also compete with both offline and online games for the time and money of gamers. We have begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services.  In addition, we may also face increasing competition from global social media and social networking services, such as Twitter and Facebook.

In addition, we compete with companies who sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to, providers of search services, navigation pages, desktop applications, mobile applications and operating systems. Search providers include internet search companies, such as Baidu, Sogou (Sohu and Tencent), Qihoo, Netease (Youdao) and Google, Inc. (“Google”), as well as vertical search companies, such as Youku Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search).  Navigation page providers include Qihoo (hao.360.cn) and Baidu (hao123.com). Companies that offer desktop and/or mobile applications, such as messenger, pinyin, web browser, app download store, security software and mobile browser, include Tencent, Sogou (Sohu/Tencent), Baidu, Qihoo, Kingsoft, NQ, Microsoft (MSN), China Telecom/Netease (Yixin), Yahoo!/Alibaba (Yahoo Messenger), Alibaba (Laiwang) and UC Mobile Ltd (UC Browser) and 91 Wireless (app download store). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile internet users are increasingly using the application stores as an initial entry point to various internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other internet offerings and provide competing advertising and fee-based services.

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

We rely in part on application marketplaces, internet search engines, navigation sites and web browsers to drive traffic to our platform and website, and if we fail to appear high up in the search results or rankings, traffic to our platform and website could decline and our business and operating results could be adversely affected

We rely on application marketplaces, such as Apple’s App Store, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of the mobile applications of our products, including Weibo, Sina News and Sina Finance. In the future, Apple, Android stores or other operators of application marketplaces may make changes to their marketplaces which make access to our products and services more difficult. We also depend in part on internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons occasionally. Any reduction in the number of users directed to our mobile applications or website through application marketplaces, internet search engines, navigation sites and web browsers could harm our business and operating results.

We have incurred and may continue to incur substantial stock-based compensation expenses.

We adopted our 2007 share incentive plan in June 2007 and 2015 share incentive plan in July 2015. Our subsidiary Weibo adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. For the years ended December 31, 2013, 2014 and 2015, we recorded $47.1 million, $32.5 million and $56.1 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2015, our long-term investments included $599.0 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their company to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. We recognized an impairment charge of $6.1 million, $18.0 million and $6.6 million on our long-term investments in 2013, 2014 and 2015 respectively. We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

We reported our ownership in CRIC, which merged into E-House in 2012, using the equity method of accounting starting from October 1, 2009 and, as such, our net income was impacted by E-house’s performance. Historically, we recorded $16.7 million in loss from equity investment in E-House in 2012. Although we recorded a gain of $2.3 million, $10.1 million and $1.9 million from our equity investment in E-house in 2013, 2014 and 2015, respectively, due to the recovery of real estate market in China, we may incur loss from such investment again in the future.

Our future financial results may be also adversely affected by the performance of E-House and other equity investments accounted for under the equity method. If the financial results of E-House and other equity investments accounted for under the equity method decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarterly and annual results until we have obtained  the result of the E-House and other equity investments accounted for under the equity method, which we have reported a quarter in arrears. A delay in the reporting by E-House and other equity investments accounted for under the equity method could adversely affect our reporting schedule and cause the market to react negatively to our share price. E-House’s business is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

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

A major part of our non-advertising revenues is generated through MVAS where we depend on mobile network operators for services delivery and payment collection. If we are unable to continue these arrangements, our MVAS could be severely disrupted or discontinued. Furthermore, we are highly dependent on these mobile service providers for our profitability in that they can choose to increase their service fees at will.

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

Spam could diminish the user experience on Weibo platform, which could damage our reputation and deter our current and potential users from using Weibo.

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

Two executive officers of our company, namely Mr. Charles Chao and Ms. Hong Du, are also directors of Weibo. In addition, Weibo may continue to grant share incentive compensation to our directors, officers, employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Weibo and us. Should such conflicts of interest arise, we cannot assure you that our directors and officers will act in the best interest of our company.

In addition, a director and an executive officer of our company are also the nominee shareholders of our VIEs and may have potential conflicts of interests arisen from their different roles. See “—Risks Related to Our Business—The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.”

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the employee shareholders of the VIEs entered into equity pledge agreements pursuant to which the employee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office for the administration for industry and commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of all our significant VIEs, except for Beijing Sina Internet Information Service Co., Ltd., or the ICP Company, Beijing Star-Village Online Cultural Development Co., Ltd., or Star VI, and Beijing Weimeng Technology Co., Ltd., or Weimeng, in which cases registrations of certain equity pledges are still in the process.

We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership. Any failure by our VIEs or their respective shareholders to perform their obligations under the contractual arrangements could have a material adverse effect on our business and financial condition.

Because PRC regulations restrict our ability to provide internet content and MVAS directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate the businesses and assets held by our VIEs, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit and certain trademarks, patents, copy rights and domain names. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially after they have left our company. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the option to purchase their equity interests pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

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

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC citizens to be nominee shareholders of our VIEs in China. Among all shareholders of our VIEs, Mr. Yan Wang currently serves as our director and Ms. Hong Du currently serves as our president and chief operating officer. None of the VIEs’ shareholders beneficially owns more than one percent of the total outstanding ordinary shares of our company.

Although the VIEs’ shareholders are contractually obligated to act in good faith and in our best interest, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interest of our company. If these individuals were to act in bad faith towards us, they may breach, cause our VIEs to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have any arrangements to address such potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the share transfer agreements with the relevant individual nominee shareholder to request him/her to transfer all of his/her equity ownership in the relevant VIE to a PRC entity or individual designated by us. In addition, we also rely on those VIEs’ shareholders, who are also directors or officers of our company or our subsidiaries, to discharge their fiduciary duties owed to our company or our subsidiaries. Such fiduciary duties require directors and officers to act in good faith and in the best interest of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands or PRC law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could distract management’s attention and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

•                  In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) all the internet content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, (ii) online audio/video service providers transmitting internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) under this notice, online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules and (iv) online audio/video content, include internet dramas and micro films, must be filed with the relevant authorities before release. This supplementary notice is very new, and thus far no relevant implementation rules or interpretations have been issued. On February 27, 2016, the GAPPRFT clarified that online series should be held to the same standards as those aired on TV and it will issue new rules on online series. It remains unclear what, if any, potential liabilities our ICP Company could face in respect of the online audio/video content available on our website. See also “— We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

•                  The governing bodies of China’s mobile industry from time to time issue policies that regulate the business practices relating to MVAS. We cannot predict the timing or substance of such new regulations, which may have a negative impact on our business.

•                  In 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by the State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn and our video sharing service channel, video.sina.com.cn. We also received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit, which imposed an administrative fine of RMB5,085,183 ($819,583) on our company in connection with the content referred to above. There is no assurance that similar penalties will not be imposed on us again in the future.

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

We are required to, but have not been able to, verified the identities of all of our users who post on Weibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

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

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft Cyber Security Law published for public comment on July 1, 2015, as well as any impact it may have on our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On July 6, 2015, the Standing Committee of the National People’s Congress released a Draft Cyber Security Law to solicit public comments.   Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure facilities,” and includes national security examinations under certain circumstances. Among other factors, “key information infrastructure facilities” include networks and systems owned or managed by network service providers with a significant number of users. The Draft provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate persons to be responsible for security management. Additionally, these operators must conduct background checks on the persons responsible for security management and on personnel in other critical positions. The Draft provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments, in addition to which a national security examination process under the National Security Law will be triggered. In addition, the Draft provides that the operators of key information infrastructure facilities must store important data collected and generated through their operations, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft also establishes more stringent requirements for network operators. The Draft establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers, such that when these operators become aware of a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The relevant authorities may also order such actions if the authorities themselves become aware of any prohibited information. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation of the Cyber Security Law. The draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, however, no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor in a restricted industry as indicated in the “negative list,” provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date. Unless the underlying business of the foreign-invested enterprise falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the foreign-invested enterprise.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with VIEs and Their Respective Shareholders.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or the foreign investment obtains market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 84.2% of our total voting power.  the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

As of December 31, 2015, we had approximately $2.1 billion in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency. Under this regulation, depositors will be fully indemnified for their deposits and interests in an aggregate amount up to a limit of RMB500,000. Deposits or interests over such limit will only be covered by the bank’s liquidation assets. Therefore, although this requirement to purchase deposit insurance may help, to a certain extent, prevent Chinese banks from going bankrupt, it would not be effective in providing effective protection for our accounts, as our aggregate deposits are much higher than the compensation limit.

Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010, and the qualification of which was renewed in 2014. Accordingly, SINA (Shanghai) Management Co., Ltd. is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter.  Each of Beijing New Media Information Technology Co., Ltd., SINA.com Technology (China) Co., Ltd. and SINA Technology (China) Co., Ltd. (“SNTC”) was qualified a software enterprise in 2013 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter. Weibo Internet Technology (China) Co., Ltd. (Weibo Technology), our PRC subsidiary, was qualified as a “software enterprise” on December 19, 2011, and the qualification of which was renewed on December 3, 2013. Accordingly, Weibo Technology is eligible for the relevant preferential tax treatment upon filing with the relevant tax authorities. Each of the qualification as a “software enterprise” is subject to annual evaluation and a two-year review by the relevant authorities in China. If any of these entities fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, and the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets.  SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose, there are still uncertainties on the tax reporting and payment obligations with respect to future private equity financing transactions, share exchange or other transactions involving the transfer of shares in non-PRC resident companies. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. For example, in June 2015, according to communication with local tax authority in China, our sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such our capital gain from this transaction is subject to PRC withholding tax at rate of 10%. We have paid such tax in full in 2015. In the future, we may conduct acquisitions or disposals of properties that may involve complex corporate structures. If the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 698 and SAT Circular 7, our income tax expenses associated with such potential transactions may be increased, which may have a material adverse effect on our financial condition and results of operations.

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

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as SAFE Circular 19 was promulgated recently, there remains substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Our reporting currency is the U.S. dollar and our operations in China, Hong Kong, Taiwan use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies.  It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

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

We are constructing a new office building in Beijing and we expect to move into it in 2016. Our facilities in Beijing currently house the majority of our employees. If we are unable to make a smooth transition from our existing facilities into the new premises, we could experience temporary business disruption, which may have an adverse effect on our financial condition and results of operations.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of goodwill and other intangible assets, lease obligations, tax matters, and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition.  For example, changes in accounting standards and the application of existing accounting standards, particularly related to the measurement of fair value as compared to carrying value for our reporting units, including goodwill, intangible assets and investments in equity interests, including investments held by our equity method investees, may have an adverse effect on our financial condition and results of operations. Factors that could lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and declines in the financial condition of a reporting unit. Factors that could lead to impairment of investments in equity interests of the companies in which we invested or the investments held by those companies include a prolonged period of decline in their operating performance or adverse changes in the economic, regulatory and legal environments of the countries where they operate. New accounting guidance also may require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, leases and other areas impacted by the current convergence project between the FASB and the International Accounting Standards Board could require us to make significant changes to our business management system or other accounting systems, and could result in changes to our financial statements.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets arising from acquisitions.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2011, we recorded a goodwill impairment charge of $68.9 million related to our MVAS business. A goodwill impairment charge of $14.5 million was recorded in 2014, which related to our acquired online reading business. As of December 31, 2014 and 2015, the total amount of our goodwill and intangible assets was $64.5 million and $62.0 million, respectively. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During 2015, the closing sale prices of our ordinary shares on the NASDAQ Global Select Market ranged from $32.16 to $60.74 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In January 2014, China Internet Network Information Center, or CNNIC, released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of Weibo’s users had declined by 9.2% from 2012 to 2013. Our share price fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

As was the case for 2014, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2015 and, unless we choose to deploy our passive assets for working capital purposes or other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.

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

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2016, we had 69,860,557 ordinary shares outstanding, of which 11,000,000 ordinary shares were held by New Wave MMXV Limited, or New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer. Pursuant to an Investor Rights Agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Investor Rights Agreement.” Registration of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

The primary focus of SINA’s operations is in China, where the majority of our revenues are derived. SINA’s business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd., Weibo Internet Technology (China) Co., Ltd. (Weibo Technology) and significant VIEs and VIE subsidiary, including Beijing SINA Internet Information Service Co., Ltd., Guangzhou Media Message Technologies, Inc., Beijing Star-Village Online Cultural Development Co., Ltd., Shenzhen Wangxing Technology Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd., Beijing SINA Payment Technology Co., Ltd., Beijing Weimeng Technology Co., Ltd. and Beijing Weibo Interactive Internet Technology Co., Ltd.

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

We have made investments in certain internet sectors that we have chosen to participate through investments rather than organic development as well as in areas that we believes are strategic to extend our online ecosystem. For example, in August 2011, we purchased 9% of the issued and outstanding shares of Tudou, an online video company in China, which was merged into a wholly owned subsidiary of Youku in August 2012. Our shares in Tudou were converted into shares of the combined company, Youku Tudou Inc. In October 2011, we invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. In 2014, we sold through Yunfeng Funds part of shares we held in Alibaba Group in its IPO and recognized a one-time disposal gain for such investment.

In November 2013, we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, holders may require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date. The notes will mature on December 1, 2018. The notes will be convertible into our ordinary shares, at the option of the holders, based on an initial conversion rate of 8.0841 of ordinary shares per $1,000 principal amount of notes.

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

On June 19, 2015, we formed a consortium with Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the board of directors of E-House, to work exclusively with one another with respect to a proposed transaction to acquire all the outstanding ordinary shares of E-House not already owned by us, Mr. Xin Zhou, Mr. Neil Nanpeng Shen or their respective affiliates. On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement with E-House Holdings Ltd., or Parent and E-House Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire E-House for a cash consideration equal to US$6.85 per ordinary share, and upon the closing of the merger, Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of Paren.  In connection with the transaction contemplated by the Merger Agreement, we have agreed to make an equity contribution of approximately $140 million to Parent to subscribe newly issued shares of Parent and entered into a series of agreements, including a rollover agreement, a voting agreement, an equity commitment letter and a limited guarantee, concurrently with the execution of the Merger Agreement. The merger is currently expected to close during the second half of 2016 subject to various closing conditions, including the E-House’s shareholder approval.

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

Weibo. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Market and Industry Overview

Our primary focus is on the Chinese market, from which the majority of our revenues are derived. From a macro perspective, the success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2015 grew 6.9% year over year to RMB66.7 trillion ($10.8 trillion), showing a slowdown in the annual growth. The same study indicated that China’s annual disposable income per capita for urban households climbed from RMB17,175 ($2,514) in 2009 to RMB31,195 ($4,969) in 2015, representing a compound annual growth rate (“CAGR”) of 10.5%. During the same period, China’s retail sales of consumer goods grew from RMB13.3 trillion ($1.9 trillion) to RMB30.1 trillion ($4.8 trillion), representing a CAGR of 14.6%. The decline of annual growth rate of GDP and the flat CAGR of annual disposable income per capita as well as China’s retail sales of consumer goods reflect certain level of pressure on keeping economic momentum at the same rate as before.

From an industry perspective, however, the internet and internet-related markets in China have been evolving rapidly in the recent years. The success of our business largely depends on an ever increasing internet community and a dynamic online ecosystem in China where we are well positioned. According to the biannual survey by CNNIC on China’s internet industry, the number of internet users in China grew by 40 million in 2015 to reach 688 million as of December 31, 2015.

Further, another trend in the internet market is the shift of users from personal computers to mobile devices, especially mobile devices with high-speed internet access. The Ministry of Industry and Information Technology of PRC reported in January 2016 that the number of mobile phone users in China has reached 1.3 billion in December 2015, remaining flat compared to the number in December 2014. Mobile users with broadband internet access, including mobile 3G and 4G users, have grew 35% on annual basis to 785 million at the end of December 2015, representing 60% of all mobile users in China. In particular, 4G mobile users increased significantly in 2015, recording an increase of 289 million to 386 million users, representing 30% of all mobile users in China. Although the total number of mobile users has remained stable since the end of 2014, we are witnessing a great improvement in terms of mobile devices’ capacity to access and consume richer contents on internet. With the large user base in China, Chinese market continues to be attractive for us to expand our product offerings and to grow our revenue streams.

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

Portal’s Business and Products

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

SINA.cn, our SINA mobile portal, delivers the latest information and digital contents from SINA.com to mobile users via WAP. SINA also offers the latest information and professional contents in mobile applications, mainly including SINA News, SINA Sports and SINA Finance.

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

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, mainly including news, sports, entertainment and education. SINA Video also allows users to upload, publish and manage user generated videos. For the risks concerning the revocation of our License for Online Transmission of Audio-Visual Programs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

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

Advertiser Offerings

SINA.com is an online brand advertising property. SINA.com’s advertising product offerings consist of banner, button, text-link, in-stream video advertisements and in-feed video advertisements that appear on pages within the SINA network, channels and promotional sponsorships, as well as advertising campaign design and management services. Our primary advertising and sponsorship client base includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

Through SINA’s various vertical channels, across PCs (sina.com) and various mobile platforms (sina.cn, News App, Finance App, Sports App, etc.), we provide a rich spectrum of advertising and marketing solutions to advertisers to connect with users in a meaningful way. SINA’s advertising offerings consist of display ad, performance based ads and video ad. Display ad, which mainly takes the formats of banner, button, text-link and loading page ads, fulfils advertisers’ basic needs to drive awareness and interests to users or customers. To further deliver value for our advertisers and meet their branding needs at deeper level, we offer performance-based ad solutions, which mainly take the form of news feeds ad and are served within content streams across our various media platforms at mobile terminals in the form of text, static image or rich media and provide a personalized, targeted advertising experience to customers. To enrich our advertising format, we also offer video ad on our platform which takes forms of pre-roll, mid-roll, post-roll video screens.

Cooperation with Partners

In addition, we have closely cooperated with a range of content, service, application and distribution partners in order to serve users more effectively and to extend our brand and services to a broader audience. The goal of SINA.com’s content partnerships is to provide its users with an extensive offering of Chinese-language content. We contract with content partners to display their contents on one or more of our websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of our leading content providers include the International Olympic Committee, English Premier League, UEFA Champions League, La Liga, Bundesliga, Chinese Football Association Super League, China Open, Australian Open, National Football League, PGA Tour, Women’s Tennis Association, Ultimate Fighting Championship, MUTV, CCTV, JSTV, BTV, People’s Daily, Xinhua News Agency, China News Service, Global Times, Getty Images, China Daily, Nanfang Daily Group, Beijing News, AFP, Associated Press, Reuters, Nasdaq OMX, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange. For our mobile content, SINA.com has established content partnerships with certain international record companies to provide image and music downloads.

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

Products for Users

Self-Expression Products. Weibo offers the following products to enable users to express themselves on Weibo platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A feed is usually limited to 140 Chinese characters, but Chinese characters are more information-dense than the letters of the alphabet and can conveyed more meaning in the same space. Furthermore, feeds on Weibo often include rich, descriptive and vivid content, such as photos, streaming music, short videos or long-form articles, while still fitting onto the screens of mobile devices.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and albums. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number is available on the user’s Page. Users with verified authentic identity information will have an orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

•                  Enterprise Page. Businesses and other organizations with verified identities can apply for enterprise accounts, which entitle them to enterprise services through the download of Page apps on our platform. Page apps enable organizations to customize their Weibo Pages and to perform marketing events, promotion activities, ad campaigns and payment processing on Weibo. For example, an e-commerce merchant can install Page apps to facilitate purchase activities through Weibo or offer “red envelop,” lucky money, drawings to build a follower base.

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

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on the article’s popularity and enables users to comment, like and share to their followers on Weibo. Another example is Weibo Weather, a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that the users choose to follow.

Products for Advertising and Marketing Customers

Weibo seeks to provide advertising and marketing solutions to enable its customers to promote their brands and conduct effective marketing activities. Weibo provides its customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on its platform. Weibo’s advertising and marketing customers include both large companies and small and medium enterprises (“SMEs”) that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

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

•                  FST is a customizable and self-service marketing solution under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the fans of a given user. Customers can place FST ads either through our authorized distributors, who have expertise in social media marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted feed that we guarantee will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Select is a highly customizable version of promoted feeds. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period; and

•                  Weibo Express is  a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users.

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

•                  Enterprise Application Programming Interfaces. Weibo offers enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, Weibo’s enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages to followers who have opted in to such subscriptions. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With this subscription function, the Center is able to send timely earthquake news through Weibo’s messenger to all of its subscribers at once. Weibo also provides data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Credit. Weibo Credit allows its users to purchase in-game virtual items and other types of fee-based services on Weibo and for our platform partners to receive payment in an easy-to-use, secure and trusted environment.

Weibo Wallet. Weibo wallet enables users to hand out “red envelops” and lucky money, to build a bigger and more active follower base.

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

eReading. eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders. For the risks concerning the revocation of our Internet Publication License, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

Email. SINA’s Email services include Free Email, VIP Mail and Corporate Email for enterprise users. SINA Email supports both POP3 and SMTP access and provides users with year-round anti-spam and anti-virus protection.

Blog. SINA Blog is a popular website in China for bloggers to publish and read original writings.

Sales and Marketing

We maintain our own sales operations team. We transact business with key account customers primarily through third-party advertising agencies and with small SMEs primarily through our distribution network.

Due to the expertise required to carry out an effective online marketing campaign, key accounts usually hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

Our distribution network for SME customers includes local distributors throughout China. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up their accounts with us, and engaging in other marketing and educational services aimed at acquiring customers. We provide periodic training programs to our distributors to maintain the service quality of our distributors and strengthen our relationships with them.

In addition, we have developed a programmatic advertising buying system which provides our customers with an easy access to performance-based advertising solutions that are designed to meet their needs at a comprehensive level. The easy-to-monitor feature of the system offers an enhanced user experience and potentially increases customers’ willingness to repeat advertising purchase with us.  In addition to helping us retain existing customers, the system also enables us to reach a broader customer base in our efforts to attract new customers.

We believe that our position as a leading online media in China has given us widespread name recognition. We focus on continually improving the quality of our products and services to strengthen our brand, as we believe satisfied users and customers are more likely to recommend our products and services to others. While word of mouth has helped us, we also make selective use of advertising, promotions and special events to promote SINA awareness and usage.

Technology Infrastructure

SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding queries to its web hosting sites with greater resources or lower loads. Our web pages are generated, served and cached by servers hosted at various co-location web hosting sites in mainland China, the U.S., Taiwan and Hong Kong. SINA’s servers run on Linux, FreeBSD, Solaris and Windows platforms using Apache, Squid, Nginx, and Lighttpd servers. These servers are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, AT&T in San Jose, California, as well as NTT in Hong Kong.

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

Competition

We provide online digital content and services for the global Chinese community, including but not limited to informational features, social media and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites, platforms or services at a relatively low cost. Many companies offer various content and services targeting this community that compete with our offerings.

The development of China’s advertising industry also has impacts on our product offerings and revenue generation.  According to iResearch’s report on China’s online advertising market in 2015, the overall online advertising revenues grew at an annual growth rate of 36% in 2015, consistent with prior year. While the entire online ad market experienced healthy growth in the past year, certain trends have transformed the market. From regulatory perspective, the newly adopted Advertisement Law in 2015 has set a higher standard for the content and format of online advertisement. From ad products perspective, online display ad revenues grew 24% in 2015, which under paced the overall online ad revenue growth and have shown a slowdown trend compared with prior years. Within the display ad category, display ad with photos has reached a maturated level and gradually lost market share to display ad in forms of video and rich media. From advertisers’ perspective, a number of brand advertisers adjusted down their overall advertising budget in 2015 and put more emphasis on the effectiveness of ad campaigns and return on investment to maximize their advertising spending.

With these factors taken into account, along with macro headwinds and unfavorable foreign exchange rate impact, there are challenges we face to ramp up our portal business in the short run and there are efforts we need to make to optimize our ad products and ad system to keep up with China’s advertising market and achieve growth in the long run. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to adequately protect our intellectual properties, which could cause us to be less competitive” and “—We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Government Regulation and Legal Uncertainties

The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information—D. Risk Factors.”

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MIIT, the various services of the PRC internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), Cyberspace Administration of China (CAC), the GAPP, the SARFT (GAPPRFT was formed when the GAPP was combined with the SARFT in March 2013), the Ministry of Education (“MOE”), the MOC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 which were subsequently revised on July 29, 2014, is the primary governing law. The Telecom Regulations set out the general framework under which domestic Chinese companies such as our subsidiaries and VIEs may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. On December 25, 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003 respectively. Under the 2015 Catalogue, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses.

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

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in July 2009 by the MIIT authorizing the ICP Company to provide national information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through April 29, 2019 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through November 23, 2020 and subject to annual inspection. The ICP Company also holds a Telecommunication and Information Services Operating License, which was issued by the MIIT authorizing the ICP Company to operate bulletin board system or BBS. The license is valid through November 23, 2020 and is subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued  by the MIIT authorizing StarVI to provide national information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 8, 2019 and is subject to annual inspection.  StarVI also holds a Telecommunication and Information Services Operating License, which was issued by the Beijing Communication Administration Bureau authorizing StarVI to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment and BBS. The license is valid through November 11, 2020 and is subject to annual inspection.

Shenzhen Wangxing Technology Co., Ltd. (“Wangxing”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued by the MIIT authorizing Wangxing to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection. Wangxing also holds a Telecommunication and Information Services Operating License, which was issued by the Guangdong branch of the MIIT authorizing Wangxing to operate to provide information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals, medical equipment, culture, radio and television programs and BBS. The license is valid through September 18, 2019 and is subject to annual inspection.

Guangzhou Media Message Technologies, Inc. (“Xunlong”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued by the MIIT authorizing Xunlong  to provide nationwide information services of the second category of the value-added telecommunication services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection.

Western-net currently holds a Value-Added Telecommunication Services Operating License issued by MIIT, authorizing us to provide nationwide information services (excluding fixed line phone call information services and internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Western-net has been approved to provide MVAS in Beijing. The license is valid through February 15, 2020 and is subject to annual inspection.

Weimeng currently holds a Telecommunication and Information Services Operating License, which was issued on by Beijing Communication Administration Bureau authorizing Weimeng to provide internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through May 20, 2020 and is subject to annual inspection.

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

On April 28, 2015, the State Internet Information Office, or the SIIO, issued the Provisions on the Questioning Procedures for Internet News Service Providers, or the Provisions. The Provisions provide the SIIO and its local branches with a formal procedure for bringing in key personnel from internet news service providers for questioning as well as giving oral warnings, identifying problems and ordering rectifications in certain circumstances specified in the Provisions such as the failure to deal with illegitimate information in a timely fashion and when circumstances are severe. If the SIIO or its local branches orders an internet news service provider to rectify a problem through the questioning procedures and it fails to do so, then the internet new service provider may be subject to administrative action including a written warning, fine, temporary suspension of operations or the revocation of licenses. Internet news service providers are also subject to enhanced penalties for several violations under the questioning procedures. Additionally, the SIIO and its local branches may publicize information related to the questioning procedures that it conducted against internet news service providers under the Provisions. The Provisions took effect on June 1, 2015.

The SIIO published a revised draft of the Administrative Regulations for Internet News Information Services to solicit public comments on January 11, 2016.

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

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by the SARFT on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company had a License for Online Transmission of Audio-Visual Programs that was issued by the SARFT and originally valid through April 28, 2015. In 2014, however, our License for Online Transmission of Audio-Visual Programs was revoked by the State Administration of Press, Publication, Radio, Film and Television due to certain unhealthy and indecent content from third-parties or by users on our portal, i.e., on our website www.sina.com.cn. We may not continue offering video service unless we reapply and receive the License for Online Transmission of Audio-visual Programs or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

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

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through November 10, 2017 and is subject to annual inspection. Additionally, Weimeng also holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid until April 2017.

MVAS

On March 1, 2009, the MIIT promulgated the Administrative Measures for the Licensing of Telecommunication Business Operations, which superseded the relevant measures published by the MIIT in 2001. These measures require an entity to obtain a business permit, which is divided into two categories—license for basic telecom services and license for value-added telecom services, in order to operate a telecommunication business. Furthermore, a distinction is made as to whether a license for conducting value-added telecommunication services is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License originally issued by the MIIT authorizing the ICP Company to provide nationwide value-added telecommunications services (excluding fixed line phone call information services and internet information services). The license is valid through April 29, 2019 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through November 23, 2020 and subject to annual inspection.

Xunlong currently holds a Value-Added Telecommunication Services Operating License issued on by the MIIT authorizing Xunlong to provide nationwide information services (excluding fixed line phone call information services and internet information services). The license is valid through August 29, 2019 and is subject to annual inspection.

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

Western-net currently holds a Value-Added Telecommunication Services Operating License issued by MIIT, authorizing the company to provide nationwide information services (excluding fixed line phone call information services and internet information services). According to the Confirmation Letter issued by Beijing Communication Administration Bureau, Western-net has been approved to provide MVAS in Beijing. The license is valid through February 15, 2020 and is subject to annual inspection.

Short Messaging Services

On May 19, 2015, the MIIT promulgated the Provisions on the Administration of Short Messaging Services, or the SMS Provisions. The SMS Provisions requires that SMS providers obtain a relevant license for the provision of SMS, and mobile communication companies shall not provide network or service access to any entities or individuals seeking to provide SMS where such entities do not have the relevant operating license. For any charges to users for SMS, the service provider must inform the user of the service being provided, the content, the standards and methods of for determining any charges, and how to unsubscribe in advance. Such charges must also comply with any other relevant legal provisions and standards. SMS providers must maintain records of the time of transmission of such charged messages, user receipts and when a user unsubscribes, and shall not use SMS systems to circulate or broadcast illicit content. Further, when sending a marketing SMS to an individual, SMS service providers must obtain consent from such user. When obtaining such prior consent, SMS service providers must provide information on the type of marketing SMS that will be sent, and the frequency and the period during which the marketing SMS will be sent. SMS service providers should also make available to the recipient an unsubscribe facility that is easy to use when sending a marketing SMS, and  should not send marketing messages to a recipient if he/she subsequently withdraws consent. The SMS Provisions also establish a reporting system by which users can make complaints and file reports. Violation of these regulations may result in penalties, including fines, confiscation of the SMS incomes, and even suspension of operations.

Internet Publishing

On June 27, 2002, the SPPA and the MII jointly released the Provisional Rules for the Administration of internet Publishing, or the internet Publishing Rules, which define “internet publications” as works that are either selected or edited to be published on the internet or transmitted to end-users through the internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include content or articles formally published by press media such as: (i) books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited.

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions which is jointly issued by the MIIT and the GAPPRFT on February 4, 2016, and became effective on March 10, 2016. The Online Publishing Provisions replaced the internet Publishing Rules. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions.  The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refers to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from SAPPRFT before it is launched online. Further, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

According to the Online Publishing Provisions, web portals like SINA are required to apply to and register with GAPP before distributing internet publications.

In accordance with these rules, the ICP Company obtained an internet Publication License issued by GAPP on December 21, 2010, however, in 2014, such internet Publication License was revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary on our reading channel, book.sina.com.cn. We may not continue offering internet publication service unless we reapply and receive the internet Publication License or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online reading services or video services if we cannot find business partners with the required licenses.”

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

On February 4, 2016, the MIIT and the GAPPRFT jointly issued the Online Publishing Provisions which took effect on March 10, 2016. The Online Publishing requires that any online game shall obtain approval from SAPPRFT before it is launched online.

Star VI and the ICP Company hold Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, which is valid through December 31, 2017. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

On August 18, 2010, Beijing Health Bureau issued an approval letter to the ICP Company to approve the ICP Company to provide medical-and-health-related information services for two years.  Upon expiration, the approval letter of medical-and-health-related information services has been renewed with a term valid through May 5, 2016.

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

Online Advertising

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because our subsidiaries and VIEs which engage in advertising businesses qualify for the exemption noted above, they are not required to hold an advertising operation license.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

On April 24, 2015 the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet.  The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the National Administration of Surveying, Mapping and Geo-information, or NASMG in August 2014 and July 2014, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016.  The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations require entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the PRC, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

The ICP Company currently holds a surveying and mapping qualification certificate issued by the NASMG, which is valid till December 31, 2019. Weimeng holds a surveying and mapping qualification certificate issued by the NASMG, which is valid till December 31, 2019.

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

Information Security and Censorship

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2005, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Internet content provision operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets

These laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these laws and regulations, it is mandatory for internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the amended Law on Preservation of State Secrets effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject us to liability and certain penalties given by the State Security Bureau, Ministry of Public Security and/or the MIIT or their respective local counterparts.

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On July 6, 2015, the Standing Committee of the National People’s Congress released a Draft Cyber Security Law to solicit public comments.   Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure facilities,” and includes national security examinations under certain circumstances. Among other factors, “key information infrastructure facilities” include networks and systems owned or managed by network service providers with a significant number of users. The Draft provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate persons to be responsible for security management. Additionally, these operators must conduct background checks on the persons responsible for security management and on personnel in other critical positions. The Draft provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments, in addition to which a national security examination process under the National Security Law will be triggered. In addition, the Draft provides that the operators of key information infrastructure facilities must store important data collected and generated through their operations, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft also establishes more stringent requirements for network operators. The Draft establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers, such that when these operators become aware of a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The relevant authorities may also order such actions if the authorities themselves become aware of any prohibited information. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information. As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation. The draft Cyber Security Law, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We believe that the companies described in “C. Organizational Structure” below are in proper compliance with these requirements. For the legal uncertainties associated with encryption software, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.”

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

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006 and amended in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate right owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the internet service provider a written notice containing the relevant information along with preliminary supporting materials proving that an infringement has occurred, and requesting that the internet service provider to delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user because the user’s IP address is not known, the contents of the notice shall be published on information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary supporting materials, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

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

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Income Tax

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, which superseded the Previous EIT Law, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%.

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2015, four of our subsidiaries have obtained the Certificate for High and New Technology Enterprises, and enjoyed a favorable tax rate under the EIT Law.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2015, five of our subsidiaries in China were qualified as software enterprises under the EIT Law and two subsidiaries enjoyed the tax holiday of software enterprises.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where our holding Company is incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly held by our Hong Kong subsidiaries. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%.

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

On December 10, 2009, the State Administration of Taxation issued a circular on Strengthening the Administration of Enterprise Income Tax Collection on Income Derived from Equity Transfer by Non-resident Enterprise, or Circular 698. Pursuant to Circular 698, non-resident enterprises should declare any direct transfer of equity interest of PRC resident enterprises and pay taxes in accordance with the EIT Law and relevant laws and regulations. For an indirect transfer, if the effective tax rate for the transferor (a non-PRC-resident enterprise) is lower than 12.5% under the law of the jurisdiction of the direct transferred target, the transferor is required to submit relevant transaction materials to PRC tax authorities for review. If such indirect transfer is determined by PRC tax authorities to be a transaction without any reasonable business purpose other than for the purpose of tax avoidance, the gains derived from such transfer will be subject to PRC income tax. On February 3, 2015, the SAT issued SAT Circular 7 to supersede the existing tax rules in relation to indirect transfer, while the other provisions of SAT Circular 698 remain in force.  SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under SAT Circular 698 but also transactions involving transfers of movable and immovable property in China belonging to a foreign company through the offshore transfer of a foreign intermediary holding company. According to SAT Circular 7, if a non-resident enterprise indirectly transfers China taxable properties through an arrangement without reasonable commercial purpose but rather to avoid China enterprise income tax, the Indirect Transfer shall be re-characterized and treated as a direct transfer of China taxable property. SAT Circular 7 also interprets the term “transfer of the equity interest in a foreign intermediary holding company” broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios, such as open market trading of stocks in public companies listed. Further, SAT Circular 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime, and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7. In addition to the voluntary reporting, SAT Circular 7 empowers the Chinese tax authorities to require various documents from the parties involved.  Although SAT Circular 7 provides clarity in many important areas, such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee involved in the Indirect Transfer, as they are required to make their own determination of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. It also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply.

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

Pursuant to a pilot program (the “Pilot Program”) launched by the PRC government, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. Further, form May 2016, VAT will be implemented comprehensively across the country and replace business tax in finance, construction, real estate and daily life service industries. With the implementation of the Pilot Program, we are subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business. Our MVAS revenue is switched into VAT since June 2014 and subject to 6.7% VAT and surcharges.

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

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law was amended on December 28, 2012 and came into effect on July 1, 2013. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign a non-fixed term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to compensate the employee if the employer terminates the unlimited term labor contract, unless the employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative length of services. Employees who waive such vacation time at the request of employers shall be compensated for three times of their daily salaries for each waived vacation day.

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

For a description of how uncertainties in Chinese regulations may affect our business, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.”

C.                                    Organizational Structure

SINA is the parent company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries and VIEs. The following diagram illustrates our corporate structure as of the date of this annual report:

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

(2)         Shareholders of the ICP Company including H. Du., our executive officer, holding 27.1% equity interest, G. Wang, the chief executive officer of Weibo, holding 22.8% equity interest respectively, and Y. Wang, a director of our company, holding 0.2% equity interest.  The remaining equity interest is held by D. Lin and F. Cao, two nominee shareholders of our company, holding 22.8% and 27.1% of ICP Company’s equity interest, respectively.  The registered capital of the ICP Company is $19.0 million.

(3)         Shareholders of StarVI include nominee shareholders, G. Wang, L. Wei and H. Du, holding 40%, 30% and 30% of StarVI’s equity interest, respectively. The registered capital of StarVI is $1.2 million.

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

(6)         Shareholders of Weimeng include four nominee shareholders, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The registered capital of Weimeng is $9.1 million.

(7)         Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”) is an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

(8)         Beijing Weibo Interactive Technology Co., Ltd. (“Weibo Interactive”), an online-game platform company, was acquired by the IAD Company in May 2013.  The entire equity interest in Weibo Interactive was transferred to Weimeng in December 2013.  The registered capital of Weibo Interactive is $8.7 million.

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

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2015, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $61.4 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements:

Loan Agreements. One of our wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd(“STC”), or Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The terms of the loans are ten years in general.  STC, or Weibo Technology in the case of Weimeng, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

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

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized STC, or Weibo Technology in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves. Modification, supplement or adjustment of the terms may only be made with the consents from STC, or Weibo Technology in the case of Weimeng.

Share Pledge Agreements. Each shareholder of the VIEs has pledged all his/her shares in the VIEs and all other rights relevant to the share rights to STC, or Weibo Technology in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or Weibo Technology in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or Weibo Technology in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC, or Weibo Technology in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, or (iii) STC or Weibo Technology in the case of Weimeng, has unilaterally consented to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements. Each of the VIEs has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng , pursuant to which STC, or Weibo Technology in the case of Weimeng , is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE.  These exclusive technical services agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.  Due to their control over the respective VIEs, our wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies.

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

Exclusive Sales Agency Agreements. Each of the VIEs has granted STC, or Weibo Technology in the case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sales agency agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIEs dissolve. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

Trademark License Agreements. STC, or Weibo Technology in the case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in the case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in the case of Weimeng . The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or Weibo Technology in the case of Weimeng. In addition, only STC or Weibo Technology in the case of Weimeng may terminate the respective trade license agreement prematurely. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

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

D.                                    Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Tianjin, Shanghai, Guangzhou and Shenzhen. Our principal sales, marketing and development facilities are located on premises comprising approximately 48,950 square meters in Beijing, China. We also have sales, marketing and other operations at satellite offices across China. We lease office facilities under non-cancelable operating leases with various expiration dates through 2021. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

We signed an agreement in July 2012 with Beijing Zhong Guan Cun Software Park Development Company Limited to purchase a parcel of land for the construction of office building, at a price of approximately $35.3 million which has been fully paid.

In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be ranging from $240 million to $260 million, to be paid in installments over the construction period. As of December 31, 2015, an accumulative amount of $178.3 million construction costs has been paid.

Item 4A.                                                Unresolved Staff Comments

None.

Item 5.                                                         Operating and Financial Review and Prospects

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on the date hereof, and we undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and repetitive financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information—D. Risk Factors,” that could cause actual results to differ materially from those in the forward-looking statements.

A.                                    Operating Results

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

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2015, Weibo had 235.7 million MAUs and 106.3 million average DAUs, increasing from 175.7 million MAUs and 80.6 million average DAUs in December 2014, with over 83% MAUs accessed Weibo from mobile devices at least once during the month.

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

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, SMEs as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increased the demand for our online advertising revenue in 2015. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

Factors directly affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising and other businesses also depends on our ability to react to risks and challenges, including:

•                  our ability to adapt our content, product offerings and monetization model to the increasing usage of smart phones, tablets and other mobile devices and sustain the monetization of PC traffic while the proportion of internet traffic shifts to mobile;

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

Our MVAS revenues have been declining in recent years as mobile users in China continue to upgrade from feature phones to smartphones and the adoption of Wi-Fi connections and 3G/4G networks continue to increase. Although we believe it is strategically important to stay in the MVAS business, we are shifting our resources away from MVAS to other fee-based services, such as Weibo VAS, to address the changing demands in China.

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

Our portal business faced challenges in growing our advertising revenue in near term with accelerated user migration to mobile terminals and diversification of customer market spends on various internet advertising sectors. We have renovated our legacy business by focusing on mobile front to gain market share, build up our advertising system, expand our customer base, and enable transactions and execute vertical strategies to diversify our revenue source. During the transformation process, we expect to incur more costs and expenses in near term to build up new talent pool and make investments in product innovation and business opportunities to achieve growth in long-term perspective. The investment in talents and products may reduce our gross margin and profitability in near term.

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. The strategic alliance generated approximately RMB2.3 billion ($381 million) in advertising and marketing revenues in aggregate for us from 2013 to 2015. Our cooperation with Alibaba continues in the ordinary course of our business after our strategic cooperation agreement with Alibaba expired in January 2016.

Concurrently with the formation of the strategic alliance tween Alibaba and us, Alibaba, through Ali WB, a wholly owned subsidiary of Alibaba, invested $585.8 million to purchase preferred and ordinary shares of Weibo in April 2013, representing approximately 18% of Weibo on a fully diluted basis. We also granted an option to Ali WB which enables Ali WB to increase its ownership in Weibo up to 30% on a fully diluted basis, and the option was fully exercised by Ali WB concurrently with Weibo’s initial public offering in April 2014.

In April 2014, Weibo listed its American depositary shares on the NASDAQ Global Select Market in connection with its initial public offering. As a part of the offering, 6,000,000 Weibo ADSs were allotted to Ali WB. Concurrently with the initial public offering, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. Subsequent to its initial public offering, Weibo repurchased 2,923,478 ordinary shares from our company with the proceeds from the issuance of ordinary shares to Ali WB in the private placement. As of March 31, 2016, we remained the majority shareholder of Weibo, holding approximately 54.5% of Weibo’s total outstanding shares, and Ali WB remained the second largest shareholder holding approximately 30.5% of Weibo’s total outstanding shares.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenue recognition, allowance for doubtful accounts, stock-based compensation, taxation, net income (loss) per share, business combination, recognition of non-controlling interests, fair value, goodwill and other long-lived assets, long-term investments and foreign currency. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

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

Fee-based revenues

MVAS

MVAS revenues are derived principally from providing mobile phone users with SMS, MMS and IVR, etc. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Other fee-based services

Other fee-based services allow our users to subscribe to services on our websites or platform, including game-related services, VIP membership, e-reading and paid personal/corporate email services and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

We have determined that the game developers are the primary obligors for the game-related services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. We view the game developers to be our customers, and our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues. Accordingly, we record game-related revenues net of predetermined revenue-sharing with the game developers.

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

Deferred revenues

Deferred revenues are mostly derived from a licensing agreement with E-House. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services. Deferred revenues represent the unamortized balance of license fees or service fee paid by third parties, and the deferred revenues are amortized on a straight-line basis through the service period.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts which reflect our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to our income statement were $10.4 million, $21.6 million and $14.9 million for 2013, 2014 and 2015, respectively.

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

Prior to Weibo’s initial public offering, the determination of estimated fair value of our subsidiary requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to ours. We, with the assistance of our independent valuation firm, evaluated the use of two generally accepted valuation approaches. We used the income approach if a revenue model had been established, the market approach if information from comparable companies had been available, or a weighted blend of these two approaches if more than one was applicable, to estimate our subsidiary’s enterprise value for purposes of recording stock-based compensation in connection with employee stock options and recording fair value changes for our option liability to Alibaba. Before April 2013, the market approach was primarily used to determine the fair value of our subsidiary’s ordinary shares. We selected guideline companies that engaged in a similar line of business with similar growth prospects and that were subject to similar financial and business risks. The income approach was applied from April 2013, prior to Weibo’s initial public offering, since the revenue model for our subsidiary had been established and projections of revenues, costs and expenses, incremental working capital and capital expenditures became available as our business developed. If different assumptions were used for estimating stock-based compensation expense or if a different valuation method were used, the change in our stock-based compensation expense could adversely affect our gross profit, operating income, net income attributable to SINA and net income per share attributable to SINA.

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

Net income (loss) per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period. Potential ordinary shares include options to purchase ordinary shares, restricted share units and conversion of convertible debt, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, we take into account the effect on consolidated net income per share of dilutive shares of entities in which we hold equity interests, including long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo, and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances.

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

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other current assets, accounts payable, amount due to customers and accrued liabilities approximates fair value.

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

Recent accounting pronouncements

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.  Accordingly, this guidance will be effective for us beginning the first quarter of fiscal year 2018.  We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis,” which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. This guidance is effective for us beginning the first quarter of fiscal year 2016. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In April 2015, the FASB issued updated guidance which requires the issuer to presents the issuance costs of debt liability in the balance sheet as a direct deduction from the related debt liability rather than as an asset. This guidance will be adopted by us beginning the first quarter of fiscal year 2016.  As of December 31, 2015, the balance of issuance cost of debt was $4.9 million, which was immaterial and included in prepaid and other current assets in our balance sheets. We believe the adoption of this guidance will have immaterial impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for us beginning the first quarter of fiscal year 2016 with early adoption permitted. We do not expect the implementation of this update to have any material impact on our consolidated financial statements.

In November 2015, the FASB issued updated guidance which requires deferred tax assets and liabilities to be presented as noncurrent on the balance sheet. This guidance was required to be adopted by us beginning the first quarter of fiscal year 2017 and early adoption is permitted. We early adopted the guidance, and retrospectively presented $3.9 million of current deferred tax assets and $1.1 million of current deferred tax liabilities as noncurrent in our consolidated balance sheet as of December 31, 2014.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which is intended to improve the recognition and measurement of financial instruments. This guidance will be effective for us beginning the first quarter of fiscal year 2018. We are currently evaluating the impact that this new guidance will have on our consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for us beginning the first quarter of fiscal year 2019. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

Results of Operations

Net revenues

	For the Year Ended December 31,
							% of Change
	2013		2014		2015		YOY 2014	YOY 2015
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Portal Advertising	378,068	57	375,504	49	340,814	39	(1)	(9)
Weibo	188,313	28	334,172	43	477,891	54	77	43
Others	98,725	15	58,565	8	61,964	7	(41)	6
	665,106	100	768,241	100	880,669	100	16	15

We generate revenues from portal advertising business, including advertising on SINA.com and SINA mobile properties.  Starting from the first half of 2012, we began to generate revenues from Weibo, including revenues from Weibo advertising and marketing as well as Weibo VAS. We also generate other revenues from MVAS, game-related services, e-reading and paid email services.

2015 Compared to 2014.  Our total net revenues increased 15% year over year from $768.2 million in 2014 to $880.7 million in 2015, mainly due to the growth of Weibo revenues, partially offset by the decrease in portal advertising revenues.

2014 Compared to 2013.  Our total net revenues increased 16% year over year from $665.1 million in 2013 to $768.2 million in 2014. The increase was driven by the growth in Weibo revenues, partially offset by a decrease in other revenues, particularly MVAS revenue.

Portal Advertising

Substantially all of our portal advertising revenues are generated from China. Automobile, fast-moving consumer goods, Internet services, financial services, IT and telecommunication were our top advertising sectors in 2014 and 2015, accounting for approximately 77% and 55%, respectively, of our portal advertising revenues in China. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of the offering website. We maintain a variety of traffic metrics for our Internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these and other reasons, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

2015 Compared to 2014.  Our portal advertising revenues decreased 9% year over year from $375.5 million in 2014 to $340.8 million in 2015. The decrease was mainly due to the unfavorable foreign exchange impact and an increasingly competitive online advertising market landscape which led to a shift of advertising budget by brand advertisers, which has been the largest customer segment in terms of revenue contribution for portal advertising business, from portal to APPs. On the other hand, however, we witnessed significant increase of revenues from SME customers, growing 106% from $35.0 million in 2014 to $72.1 million in 2015 and contributing 21% of total portal advertising revenue in 2015 as compared to 9% in 2014. We now have a nationwide SME distributor network to meet the marketing needs of SME customers and we expect revenue from SME customers continue to grow stably in 2016.

2014 Compared to 2013.  Our portal advertising revenues decreased 1% year over year from $378.1 million in 2013 to $375.5 million in 2014.

Weibo

	For the Year Ended December 31,
							% of Change
	2013		2014		2015		YOY 2014	YOY 2015
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Advertising and Marketing	148,426	22	264,782	34	402,415	46	78	52
Weibo VAS	39,887	6	69,390	9	75,476	8	74	9
	188,313	28	334,172	43	477,891	54	77	43

2015 Compared to 2014.  Revenues from Weibo increased 43% year over year from $334.2 million in 2014 to $477.9 million in 2015.

•                  Advertising and marketing revenues from Weibo grew by 52% from $264.8 million in 2014 to $402.4 million in 2015. The increase was mainly driven by higher social display advertising revenue, including $143.7 million revenue generated from our strategic alliance with Alibaba, a related party, in 2015. Our strategic collaboration with Alibaba ended in January 2016 and, though we expect Alibaba to continue to be a significant customer, revenues from Alibaba in 2016 is expected to be significantly less than in 2015. Revenues from key accounts, who are usually large brand advertisers, grew by 8% from $95.7 million in 2014 to $103.5 million in 2015. The growth in key account revenues was mostly attributed to Weibo + TV and Big Day ad campaigns, as well as the increase in user growth and user engagement. Revenues generated from Alibaba were $143.7 million, representing an increase of 34% from 2014, and accounted for 30% of our total revenues in 2015. Revenues from SMEs grew by 153% from $61.5 million in 2014 to $155.2 million in 2015. The growth in SME revenues was mainly attributed to the growth in the number of SMEs as well as the launch of self-service ads since the fourth quarter of 2014. The growth of advertising and marketing revenues was also attributed to the shift of demand from PC ads to mobile ads, as a result of the increase of mobile users.

•                  Revenues from Weibo VAS increased by 9% from $69.4 million in 2014 to $75.5 million in 2015. The increase was mainly attributable to increasing revenues generated from game-related services and VIP Membership service, partially offset by a 60% year-over-year decline in revenue from data licensing, a deemphasized business in 2015. Our revenues generated from game-related service increased from $33.3 million in 2014 to $44.3 million in 2015 primarily due to an increase in average monthly revenue per paying account. Our revenues from VIP membership increase from $13.0 million in 2014 to $17.6 million in 2015.

2014 Compared to 2013.  Revenues from Weibo increased 77% year over year from $188.3 million in 2013 to $334.2 million in 2014.

•                  Advertising and marketing revenues from Weibo grew by 78% from $148.4 million in 2013 to $264.8 million in 2014. The increase was mainly driven by higher social display advertising revenue, including $107.6 million revenue generated from our strategic alliance with Alibaba, a related party, in 2014. Excluding revenues from Alibaba, the increase in advertising and marketing revenues was due to an increase in revenues from large brand advertisers from $81.6 million in 2013 to $95.7 million in 2014 as well as the growth of revenues from SME customers from $17.7 million in 2013 to $61.5 million in 2014. The growth in large brand advertisers was mostly attributed to the introduction of new ad products, such as Weibo + TV and event-driven advertising offerings, the release of promoted feeds to key accounts in the second quarter of 2014, and the increase in user growth and engagement.

•                  Revenues from Weibo VAS increased by 74% from $39.9 million in 2013 to $69.4 million in 2014. The increase was mainly attributable to an increase in data licensing, which was launched in late 2013, and revenues generated from game-related services. Our revenues generated from data licensing business increased from $5.9 million in 2013 to $22.7 million in 2014. Our revenues from game- related services increased from $22.9 million in 2013 to $33.3 million in 2014 primarily due to an increase in average monthly revenue per paying account.  Our revenues from VIP membership increase from $11.1 million in 2013 to $13.0 million in 2014 primarily due to an increase in VIP members.

Other Revenues

	For the Year Ended December 31,
							% of Change
	2013		2014		2015		YOY 2014	YOY 2015
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
MVAS	60,287	9	27,736	4	24,580	3	(54)	(11)
Others	38,438	6	30,829	4	37,384	4	(20)	21
	98,725	15	58,565	8	61,964	7	(41)	6

Our other revenues include revenues from MVAS and other services, which include amortized deferred revenues and revenues from fee-based services, such as game-related services, e-reading and paid email services.

As the market in China continues to shift to 3G, 4G and Wi-Fi enabled smartphones, our MVAS revenues, consisting of 2G and 2.5G products, have been declining in recent years. In response to the changing market condition, we are deemphasizing the low-margin MVAS product lines and investing most of our mobile efforts in product lines more suitable for the new environment, such as Weibo VAS, and we do not expect a recovery in our MVAS revenues.

In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. CRIC merged with E-House in April 2012 and the agreement rights were subsequently reassigned to E-House’s subsidiary, Leju, which was spun off in April 2014.  In March 2014, these license agreements were amended and extended for another ten years. Consequently, the unamortized defer revenue balance as of March 31, 2014 will be amortized on a straight-line basis until 2024.

2015 Compared to 2014.  Our other revenues increased 6% year over year from $58.6 million in 2014 to $62.0 million in 2015, mainly due to an increase in revenue from other services partially offset by a decline in revenue from MVAS. Excluding MVAS revenues, our other revenues increased by 21% from $30.8 million in 2014 to $37.4 million in 2015, mainly resulting from our expansion in certain vertical businesses, such as automobile and finance. MVAS revenues declined by 11% from $27.7 million in 2014 to $24.6 million in 2015, mainly due to the decline in market demand. The decline was also due to anti-internet pornography measures taken jointly by the Anti-Pornography Working Group Office of China, the State Internet Information Office, Ministry of Industry and Information Technology and the Ministry of Public Security in 2014 and the corresponding measures carried out by major operators, such as China Mobile and China Unicom, to clean up mobile content.  We had amortized deferred revenues of $10.4 million in 2015 as compared to $12.0 million in 2014. As of December 31, 2015, our license agreements with Leju had an unamortized balance of $85.4 million.

2014 Compared to 2013.  Our other revenues decreased 41% year over year from $98.7 million in 2013 to $58.6 million in 2014, mainly due to the decrease in revenues from both MVAS and other services.  MVAS revenues declined by 54% from $60.3 million in 2013 to $27.7 million in 2014, mainly due to the decline in market demand. We had amortized deferred revenues of $12.0 million in 2014 as compared to $18.7 million in 2013. As of December 31, 2014, our license agreements with Leju had an unamortized balance of $95.8 million.

Cost of revenues

	For the Year Ended December 31,
				% of Change
	2013	2014	2015	YOY 2014	YOY 2015
	(In thousands, except percentages)
	$	$	$	%	%
Portal Advertising	161,385	172,078	157,862	7	(8)
Weibo	59,891	83,599	141,960	40	70
Others	49,788	34,664	35,558	(30)	3
	271,064	290,341	335,380	7	16

Our cost of revenues increased 16% year over year from $290.3 million in 2014 to $335.4 million in 2015, mainly due to an increase in cost of Weibo revenues and cost of other revenues, which is partially offset by a decrease in the cost of portal advertising revenues. Our cost of revenues increased 7% year over year from $271.1 million in 2013 to $290.3 million in 2014, mainly due to an increase in cost of portal advertising revenues and Weibo revenues, which is partially offset by a decrease in the cost of other revenues.

Portal Advertising

Cost of portal advertising revenues consists primarily of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, labor-related costs, stock-based compensation and equipment depreciation expenses. Cost of advertising revenues also includes 6.7% VAT and relevant surcharges and 3% cultural business construction fees on advertising revenues from China.

2015 Compared to 2014.  Cost of portal advertising revenues decreased by 8% from $172.1 million in 2014 to $157.9 million in 2015 due to the decrease in direct labor cost of $10.1 million, content fees of $6.4 million and bandwidth costs of $2.4 million, partially offset by the increase in revenue shared with service vendors of $6.9 million. The decrease in direct labor cost was a result of the reduction in headcount. The content fees that we had in 2014 included cost incurred for specific sport events, including the 2014 FIFA World Cup.

2014 Compared to 2013.  Cost of portal advertising revenues increased by 7% from $161.4 million in 2013 to $172.1 million in 2014 due to the increase in direct labor cost of $10.4 million and content fees of $7.8 million, partially offset by the decrease in bandwidth costs of $8.8 million. Direct labor cost increased due to an increase in headcount and a general increase in salary. Content fees increased primarily due to licensing new content, including content related to the 2014 World Cup. Bandwidth costs decreased primarily due to lower unit price applied when purchasing bandwidth.

Weibo

Cost of Weibo revenues consists primarily of costs associated with the maintenance of our Weibo platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on our Weibo revenues.

2015 Compared to 2014.  Cost of Weibo revenues increased by 70% from $83.6 million in 2014 to $142.0 million in 2015, primarily due to an increase of $20.4 million in cost associated with revenue sharing resulting from higher revenues, an increase of $16.9 million in infrastructure costs resulting from traffic growth, an increase of $12.0 million in VAT cost resulting from higher revenues, and an increase of $7.4 million in labor cost.

2014 Compared to 2013.  Cost of Weibo revenues increased by 40% from $59.9 million in 2013 to $83.6 million in 2014, primarily due to an increase of $13.0 million in VAT cost, an increase of $5.6 million in infrastructure costs arising from traffic increase, an increase of $4.3 million in revenue sharing related costs as a result of the higher revenues and an increase of $3.2 million in labor cost, partially offset by a decrease of $3.5 million in stock-based compensation. The increase of VAT cost, infrastructure costs and revenue sharing related costs were in line with our revenue growth, the decrease in stock-based compensation was due to the fact that more stock-based compensation was recorded for 2013 as we had ordinary shares and vested options repurchased in conjunction with Alibaba’s investment in Weibo in April 2013.

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

2015 Compared to 2014.  Cost of other revenues increase of 3% from $34.7 million in 2014 to $35.6 million in 2015, corresponding to 6% increase in other revenue.

2014 Compared to 2013.  Cost of other revenues decreased 30% from $49.8 million in 2013 to $34.7 million in 2014, mainly due to decrease of revenue related costs, such as fees paid to mobile operators and turnover taxes and surcharges.

Gross margin

	For the Year Ended December 31,
	2013	2014	2015
	%	%	%
Gross margin:
Portal Advertising	57	54	54
Weibo	68	75	70
Others	50	41	43
Overall	59	62	62

Overall gross margin increased by 3 percentage points in 2014 and kept stable in 2015.

Portal Advertising

Portal advertising gross margin decreased 3 percentage points year over year in 2014. The year-over-year margin decrease in 2014 was primarily due to higher production-related labor cost and increased content spending in 2014, mainly related to the 2014 World Cup. The year-over-year gross margin of portal advertising in 2015 remained stable, which was mainly due to the decreased content spending in align with the decreased revenue in 2015 as mentioned.

Weibo

Weibo gross margin decrease by 5 percentage points year over year in 2015, mainly due to the decrease in higher margin business, such as data licensing services. Weibo gross margin increased by 7 percentage points year over year in 2014, mainly due to the increase in higher margin business, such as data licensing services.

Others

Gross margin for other revenues decreased by 9 percentage points year over year in 2014 and remained stable in 2015. The decrease in other gross margin in 2014 was mainly due to the revenue contributed by certain of our MVAS produces with relatively higher margin has declined.

Operating expenses

	For the Year Ended December 31,
							% of Change
	2013		2014		2015		YOY 2014	YOY 2015
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Sales and marketing	160,411	24	228,927	30	230,428	26	43	1
Product development	146,332	22	192,322	25	209,771	24	31	9
General and administrative	64,727	10	83,039	11	92,868	11	28	12
Goodwill impairment	—	—	14,526	2	—	—	—	(100)
Total	371,470	56	518,814	68	533,067	61	40	3

Operating expenses increased 3% year over year from $518.8 million in 2014 to $533.1 million in 2015, primarily due to the increase in employee-related expenses associated with new hires and stock-based compensation, offset by the decrease in marketing expenditure and goodwill impairment charge. Operating expenses increased 40% year over year from $371.5 million in 2013 to $518.8 million in 2014, mainly due to increases in marketing expenditure and employee-related expenses associated with new hires and salary increases, and a goodwill impairment charge of $14.5 million.

Sales and marketing.

Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 24%, 30% and 26% in 2013, 2014 and 2015, respectively. We expect our sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

2015 Compared to 2014.  Sales and marketing expenses increased by 1% from $228.9 million in 2014 to $230.4 million in 2015, primarily due to an increase of $5.7 million in stock-based compensation, $3.6 million in employee-related expenses associated with new hires and salary increases, offset by a decrease of $7.4 million in advertising and marketing expenses due to the savings on special event promotion, such as 2014 World Cup.

2014 Compared to 2013.  Sales and marketing expenses increased by 43% from $160.4 million in 2013 to $228.9 million in 2014, primarily due to an increase of $46.9 million in advertising and promotional expenses in connection with, among other things, the special promoting events related to the 2014 World Cup, an increase of $26.1 million in employee-related expenses associated with new hires and salary increases, and an increase of $3.3 million in rental expenses resulting from business expansion, partially offset by a decrease of $3.6 million in stock-based compensation.

Product development.

Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 22%, 25% and 24% in 2013, 2014 and 2015, respectively. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

2015 Compared to 2014.  Product development expenses increased by 9% from $192.3 million in 2014 to $209.8 million in 2015, primarily due to an increase of $12.8 million in employee-related expenses resulting from new hires and salary increases and an increase of $7.0 million in in stock-based compensation, offset by the decrease of $3.5 million in depreciation expenses as certain fixed assets have been fully depreciated in 2015.

2014 Compared to 2013.  Product development expenses increased by 31% from $146.3 million in 2013 to $192.3 million in 2014, primarily due to an increase of $32.2 million in employee-related expenses resulting from new hires and salary increases, an increase of $12.3 million in infrastructure-related expenses resulting from traffic growth, an increase of $3.2 million in rental expenses due to business expansion, partially offset by a decrease of $4.2 million in stock-based compensation. The year-over-year increase in product development expense was mostly related to our continuous efforts in expanding our product portfolios.

General and administrative.

General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 10%, 11% and 11% in 2013, 2014 and 2015, respectively. We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

2015 Compared to 2014.  General and administrative expenses increased by 12% from $83.0 million in 2014 to $92.9 million in 2015, mainly due to an increase of $8.9 million in stock-based compensation and an increase of $3.3 million in employee-related expenses resulting from new hires and salary increases, offset by a decrease of $6.6 million in provision for doubtful accounts.

2014 Compared to 2013.  General and administrative expenses increased by 28% from $64.7 million in 2013 to $83.0 million in 2014, mainly due to an increase of $11.8 million in provision for doubtful accounts mainly attributable to an $5.0 million specific provision provided on doubtful accounts for certain customers, and an increase of $7.4 million in employee-related expenses resulting from new hires and salary increases, partially offset by a decrease of $3.9 million in stock-based compensation.

Goodwill impairment. We recognized a goodwill impairment charge of $14.5 million in 2014 while no goodwill impairment charge was recorded in 2013 and 2015. The goodwill impairment charge recognized in 2014 was triggered by the revocation of two of our licenses. In the second quarter of 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our website www.sina.com.cn. We performed an assessment of goodwill generated through the acquisition of Weiyue, an entity we acquired in the first quarter 2014 and specializes in online reading business, with assistance from an independent appraiser and recognized an impairment charge of $14.5 million.

Interest and other income, net

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands)
Interest income, net	17,283	30,330	27,212
Other income (expenses), net	1,509	(1,405)	(4,820)
	18,792	28,925	22,392

Interest Income. Net interest income decreased by 10% to $27.2 million in 2015 from $30.3 million in 2014, primarily due to a decrease in interest income from bank time deposits and other short term investments associated with the decrease in the average cash balance in 2015. Interest income increased by 75% to $30.3 million in 2014 from $17.3 million in 2013, attributable to an increase of $26.6 million in interest income from bank time deposits and other short term investments associated with the increase in cash balance in 2014, which was partially offset by an increase of $13.5 million in interest expenses and relevant amortization costs associated with $800 million convertible bonds we issued in November 2013.

Other income (expenses). Other income (expenses) consists primarily of net currency transaction gain or loss and gain in disposal of property and equipment and government grants. We recorded a net currency transaction gain of $1.5 million in 2013, and a net foreign currency transaction loss of $2.4 million and $4.7 million in 2014 and 2015, respectively. Net currency transaction gains were mainly a result of the appreciation of the RMB against the U.S. dollar. Conversely, depreciation of the RMB against the U.S. dollar will cause us to incur currency exchange loss. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

Change in fair value of investor option liability

We recorded nil change in fair value of investor option liability in 2015, as Alibaba fully exercised its investor option in 2014 concurrently with the completion of Weibo’s IPO.

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

In 2013, 2014 and 2015, we recorded an income of $2.3 million, $10.1 million and $1.9 million, respectively, from our investment in E-House.  The increase of income from equity method investment in E-House in 2014 was due to the continued high growth of its online services and expansion of its businesses. The decrease of income from equity method in E-house in 2015 was mainly due to the higher marketing and promotion expenses incurred by E-House in 2015. We also recorded an income of $7.3 million, $9.3 million and loss of $1.7 million in 2013, 2014 and 2015, respectively, from our other long-term investments accounted for under the equity method.

Realized gain (loss) on long-term investments

The following table summarizes realized gain (loss) on our long-term investments:

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands, except percentages)
Alibaba (1)	—	109,216	—
Tian Ge (2)	—	49,158	—
E-House(3)	(10,205)	48,298	—
Youku Tudou(4)	—	—	18,885
Others	2,818	21,152	905
	(7,387)	227,824	19,790
% of total net revenues	(1)%	30%	2%

(1)         We invested $50.0 million in Alibaba through Yunfeng Funds in October 2011. In September 2014, Alibaba completed its initial public offering (“Alibaba IPO”) and listed its ADSs, each representing one ordinary share, on the New York Stock Exchange. We sold part of shares we held in Alibaba, representing a total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. As of December 31, 2015, the fair value of Alibaba shares held by us was $112.0 million, with the total cost of $19.0 million and unrealized gain of $93.0 million.

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

(4)         In 2015, we recognized a gain of  $18.9 million resulting from sale of partial investment we held in Youku Tudou.

Investment related impairment

In 2013, 2014 and 2015, we recorded $6.1 million, $19.6 million and $8.5 million, respectively, in impairment charges to the carrying value of our investments related accounts due to other than temporary impairments as a result of the lower-than-expected performance.

Income tax expense

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands, except percentages)
Current income tax provision	12,820	8,198	13,948
Deferred income tax provision (benefits)	1,782	(1,228)	(3,528)
Total	14,602	6,970	10,420
Income from China operations	76,862	295	71,497
Effective tax rate for China operations	19%	2,362%	15%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2015 was 15%, compared to 2,362% in 2014 and 19% in 2013.  The decrease in effective tax rate for China operations in 2015 as compared to 2014 was mainly resulted from a relatively higher income before tax from China operation in 2015 and the effect of tax holiday of software enterprise enjoyed by Weibo Technology starting from 2015. The increase in effective tax rate for China operations in 2014 as compared to 2013 was due to effect of tax holidays, preferential tax rate, increase in permanent differences and relatively low income from China operations, our effective tax rate hiked to 2,362% in 2014.

Effective January 1, 2008, the EIT Law in China supersedes the Previous EIT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%. As of December 31, 2015, four of our subsidiaries and VIEs were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise was updated on April 2013. An entity qualified as software enterprise may enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. As of December 31, 2015, five of our subsidiaries were qualified as software enterprise and two subsidiaries enjoyed the tax holiday of software enterprises.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries, however, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries, and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, whether the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT Law, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore. As of December 31, 2015, we did not record any withholding tax on the retained earnings of our FIEs in the PRC as we intend to reinvest all earnings in China since 2008 to further expand our business in China, and our FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

We did not recognize any amount of unrecognized tax benefits and related interest and penalties in our financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2014 and 2015, there was approximately $0.8 million and  $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to our consolidated financial statements for all periods presented. We do not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of our PRC subsidiaries and VIEs for tax years 2011 through 2015 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” In June 2015, according to communication with local tax authority in China, our sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such our capital gain from this transaction is subject to PRC withholding tax at rate of 10%. We have paid such tax in full in 2015. Although we believe that it is more likely than not all the other transactions performed during the presented periods would be determined as one with a reasonable commercial purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Net income

As a result of the foregoing, our net income in 2013, 2014 and 2015 was $43.8 million, $161.8 million and $35.7 million, respectively.

Net income attributable to SINA

Our net income attributable to SINA for 2013, 2014 and 2015 was $45.1 million, $176.8 million and 25.7 million, respectively.

B.                                    Liquidity and Capital Resources

	As of December 31,
	2013	2014	2015
	(in $ thousands)
Cash, cash equivalents and short-term investments	1,868,239	2,166,538	2,209,853
Working capital (1)	1,787,837	2,140,134	1,336,098
Convertible debt (2)	800,000	800,000	—
Total SINA shareholders’ equity	1,191,210	2,145,772	2,565,272

(1)         In 2015, we early adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which allows us to retrospectively present deferred tax assets and deferred tax liabilities as non-current in our consolidated balance sheets for all periods presented. The impact arising from adopting the guidance was immaterial for each period presented.

(2)         As of December 31, 2015, the convertible notes have been reclassified into current liabilities since the holders may require us to repurchase their notes on December 1, 2016. We included the current portion of convertible notes amounting to $800 million in the amount of working capital as shown.

As of December 31, 2013, 2014 and 2015, our accumulated earnings were $346.1 million, $523.0 million and $548.6 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2013, 2014 and 2015 were $1,868.2 million, $2,166.5 million and $2,209.9 million, respectively.  We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes in November 2013 and the proceeds received from the private placement in November 2015. The increase in cash, cash equivalents and short-term investments as of December 31, 2015 as compared to the amount as of December 31, 2014 was primarily due to the $456.4 million net proceeds from the issuance and sale of 11,000,000 shares in November 2015 to New Wave and $328.1 million cash generated from our operating activities, partially offset by the cash we used in repurchasing our ordinary shares and investing in entities which have synergy with our business. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and their VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. Such dividend payments are subject to various restrictions under the PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to improve our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. We may also need to raise additional funds to repurchase our convertible notes if required by our note holders. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would generate increased fixed obligations and could have operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Because a significant amount of our future revenues may be in the form of RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	For the Year Ended December 31,
	2013	2014	2015
	(in $ thousands)
Net cash provided by operating activities	73,713	101,025	328,138
Net cash used in investing activities	(599,399)	(191,560)	(1,166,548)
Net cash provided by financing activities	1,237,099	404,624	396,352
Effect of exchange rate changes on cash and cash equivalents	5,037	(6,683)	(18,185)
Net increase (decrease) in cash and cash equivalents	716,450	307,406	(460,243)
Cash and cash equivalents at the beginning of year	199,826	916,276	1,223,682
Cash and cash equivalents at the end of year	916,276	1,223,682	763,439

Operating activities

Net cash provided by operating activities in 2015 was $328.1 million. This was attributable to our net income of $35.7 million, adjusted by non-cash expenses including stock-based compensation of $56.1 million, depreciation of $33.2 million, allowance for doubtful accounts of $14.9 million, investment related impairment of $8.5 million, partially offset by the realized gain on our investment of $19.8 million. The net increase in cash from working capital items was $192.8 million, mainly due to the increase in accrued liabilities, amount due to customers and deferred revenue.  The increase in accrued liabilities resulted from the increase in payroll payable and content fees. The increase in amount due to customers was in line with the continuous expansion of our SINA Pay online payment platform.

Net cash provided by operating activities in 2014 was $101.0 million. This was attributable to our net income of $161.8 million, adjusted by non-cash expenses including depreciation of $41.9 million, stock-based compensation of $32.5 million, allowance for doubtful accounts of $21.6 million, non-cash loss in change in fair value of investor option liability of $47.0 million, investment related impairment of $19.6 million and impairment on goodwill of $14.5 million, partially offset by the realized gain on our investment of $226.5 million and net income from equity investment of $19.5 million. The net decrease in cash from working capital items was $4.5 million, mainly due to the increase in accounts receivable, partially offset by the increase in accrued liabilities and amount due to customers.  The increase in accounts receivable was in line with revenue growth. The increase in accrued liabilities mainly resulted from the increase in payroll payable, content fees, and sales rebate. The increase in amount due to customers was consistent with the improvement in business scale of our SINA Pay online payment platform.

Net cash provided by operating activities in 2013 was $73.7 million. This was attributable to our net income of $43.8 million, adjusted by non-cash expenses including depreciation of $34.4 million, stock-based compensation of $20.0 million, allowance for doubtful accounts of $10.4 million, realized loss on our investment of $7.4 million and investment impairment of $6.1 million, partially offset by the change in fair value of investor option liability of $21.1 million, a net decrease in cash from working capital items of $21.0 million and net income from equity method investments, of $9.5 million. The net decrease in cash from working capital items was mainly due to the increase in accounts receivable and decrease in deferred revenues, partially offset by the increase in accrued liabilities.  The increase in accounts receivable resulted from an increase in advertising sales, while the decrease in deferred revenue reflected related amortization. The increase in accrued liabilities mainly resulted from the increase in payroll payable and content fees, sales rebate and marketing expenses.

Investing activities

Net cash used in investing activities in 2015 was $1,166.5 million. This was a result of the purchase of short-term investments of $1,933.9 million, cash paid for long-term investments (including prepayment) of $687.2 million, transfer of cash amounting to $140.7 million deposited by our customers through our SINA Pay online payment platform to restricted cash pursuant to relevant PBOC regulations, property and equipment purchases of $45.5 million and a payment of $21.0 million on a third-party loan, partially offset by the maturities of short-term investments of $1,434.5 million and the net proceeds of $227.0 million received from the disposal/refund of long-term investments.

Net cash used in investing activities in 2014 was $191.6 million. This was a result of the purchase of short-term investments of $1,555.2 million, cash paid for investments (including prepayment) of $228.2 million, property and equipment purchases of $102.9 million and cash paid for business combination of $12.7 million, which net of cash acquired, partially offset by the maturities of short-term investments of $1,568.2 million and net proceeds of $139.2 million from disposal of Alibaba’s shares.

Net cash used in investing activities in 2013 was $599.4 million. This was a result of the purchase of short-term investments of $1,661.3 million, property and equipment purchases of $97.7 million, and cash paid for investments (including prepayment) of $63.1 million, partially offset by the maturities of short-term investments of $1,226.0 million.

Financing activities

Net cash provided by financing activities in 2015 was $396.4 million, which mainly consisted of the net proceeds of $456.4 million from the issuance and sale of 11,000,000 shares to New Wave and the proceeds of $21.0 million received from a third party through long-term loan, partially offset by repurchase of ordinary shares of $61.7 million.

Net cash provided by financing activities in 2014 was $404.6 million. This primarily consisted of net proceeds of $306.5 million from the initial public offering of Weibo, $346.7 million cash received from Alibaba for acquired additional Class A ordinary shares, $10.4 million cash from share option exercise, offset by repurchase of ordinary shares of $249.0 million, payment of $6.9 million for purchase of non-controlling interests in a subsidiary and offering expenses of $5.2 million.

Net cash provided by financing activities in 2013 was $1,237.1 million. This primarily consisted of proceeds of $783.2 million from the issuance of convertible senior note net of issuance cost and the proceeds of $588.4 million mainly received from Alibaba for the sale of non-controlling interests in Weibo, partially offset by repurchase of ordinary shares of $100.0 million and purchase of non-controlling interests in subsidiary of $45.9 million.

C.                                    Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property and Proprietary Rights” for a description of the protection of our intellectual property.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(in $ thousands)
Operating leases obligation(1)	23,236	17,907	4,471	729	129
Purchase commitments(2)	250,864	225,817	24,680	367	—
Long term loan(3)	21,770	—	21,770	—	—
Other commitments(4)	808,000	808,000	—	—	—
Total contractual obligations	1,103,870	1,051,724	50,921	1,096	129

(1)         Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2021.  Rental expenses for 2013, 2014 and 2015 were $21.2 million, $27.3 million and $28.3 million, respectively. The majority of the commitments are from our office lease agreements in China.

(2)         Purchase commitments mainly include minimum commitments for construction cost of new office building, internet connection, content and services related to website operation, MVAS costs and marketing activities. In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range between $240 million and $260 million. As of December 31, 2015, $178.3 million have been paid and the remaining amount is expected to be paid in 2016.

(3)         Long term loan represents future commitment related to principal and interests in connection with a $21.0 million loan with 3.00% annual interest rate from a third party due in October 2017.

(4)         Other commitments represent future maximum commitment related to principal and interests in connection with our issuance of $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes, assuming all debt underlying the convertible senior notes will be repurchased by us on December 1, 2016.

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are likely to have, a material impact on our financial position, results of operations or cash flow.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. You should not place undue reliance on these forward-looking statements.

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

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of March 31, 2016:

Name	Age	Position
Charles Chao	50	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Bonnie Yi Zhang	42	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	44	President and Chief Operating Officer
Arthur Jianglei Wei	45	Senior Vice President
Bin Zheng	50	Vice President
Ter Fung Tsao	70	Independent Director
Yan Wang	43	Independent Director
Song-Yi Zhang	60	Independent Director
Yichen Zhang	52	Independent Director

Charles Chao has served as our Chairman of the Board of Directors since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003, Vice President of Finance from September 1999 to January 2001. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Chairman of the board of directors for Weibo Corporation, a leading social media company, Co-Chairman of E-House, a real estate services company, and a director of NetDragon Websoft Inc., a company providing technology for online gaming and a director of Leju Holdings Ltd., an online-to-offline (O2O) real estate services provider in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

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

Arthur Jianglei Wei has served as our Senior Vice President since February 2015. Prior to joining SINA, Mr. Wei was a Vice President and the Chief Marketing Officer of Lenovo China. Mr. Wei joined Lenovo Group in 2007 and served various management positions within the group. From 1996 to 2007, Mr. Wei held several positions at Hewlett-Packard Co., in charge of marketing, business development, etc. Prior to that, Mr. Wei worked at Wyse Technology (Far East) Ltd. from 1994 to 1996 and at Beijing Hamamatsu Photonics K.K. from 1991 to 1994.  Mr. Wei holds an M.B.A. from Santa Clara University.

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

Yichen Zhang has served as a director since May 2002 and was a director of Weibo from January 2014 to January 2016. Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid-1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. He is also a member of the Eleventh and Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

There are no family relationships among any of the directors or executive officers of Sina Corporation. Our board of directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 5605(a)(2): Yan Wang, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang. We intend to maintain a majority of independent directors on the Board.

B.                                    Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2015, we paid an aggregate of approximately $1.3 million in cash compensation to our executive officers and non-employee directors as a group.

In 2015, no restricted share units and options were granted to non-employee directors. In 2015, we granted an aggregate of 146,279 restricted share units and options to purchase 7,500 ordinary shares under our share incentive plans to our executive officers. In addition, Weibo granted an aggregate of 20,000 restricted share units under its share incentive plans to our directors and executive officers in 2015.

SINA’s Share Incentive Plans

Amended and Restated 2007 Share Incentive Plan

Our 2007 share incentive plan was adopted on June 29, 2007 and amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). A total of 10,000,000 ordinary shares are available for issuance pursuant to awards granted under the Amended and Restated 2007 Plan. The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

Upon its adoption, the Amended and Restated 2007 Plan replaced our 1999 Stock Plan and 1999 Directors’ Stock Option Plan. For a brief description of our 1999 Stock Plan and 1999 Directors’ Stock Option Plan, see Note 15 to the consolidated financial statements. Our Amended and Restated 2007 Plan terminated on August 1, 2015. No addition awards could be made under our Amended and Restated 2007 Plan after its termination, but the termination of the plan would not impair any award previously granted under the plan.

As of March 31, 2016, there were 2,638,170 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan, and 24,000 ordinary shares issuable upon exercise of outstanding options under our 1999 Directors’ Stock Option Plan.

2015 Share Incentive Plan

In July 2015, we adopted our 2015 share incentive plan, or the 2015 Plan. The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of March 31, 2016, there were 253,039 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

The following table summarizes, as of March 31, 2016, the outstanding options and restricted share units that we granted to our directors, executive officers and other option grantees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*		51.48	June 27, 2012	June 27, 2018
	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—

Zhang, Bonnie Yi	*	(1)	—	February 5, 2015	—

Du, Hong	*		51.48	June 27, 2012	June 27, 2018
	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—

Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	December 30, 2013	—
	*	(1)	—	January 16, 2015	—
	*	(1)	—	May 1, 2015	—

Wei, Arthur Jianglei	*	(1)	—	April 6, 2015	—

Tsao, Ter Fung	*		24.39	June 23, 2006	June 23, 2016
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—

Wang, Yan	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—

Zhang, Song-Yi	*		24.39	June 23, 2006	June 23, 2016
	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—

Zhang, Yichen	*	(1)	—	August 10, 2012	—
	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—

Other employees	263,623		From $35.69 to $51.48	From June 27, 2012 to January 16, 2015	From June 27, 2018 to January 16, 2021
	1,337,446	(1)	—	From January 8, 2012 to January 11, 2016	—

Total	2,915,209

*                 Less than one percent of the outstanding ordinary shares

(1)         Restricted share units

The options granted to our directors and executive officers generally have a term of six years, but are subject to earlier termination in connection with termination of continuous service to us. Generally, option grantees may pay the exercise price via a cashless exercise procedure. The options granted to directors and executive officers vest over a four-year vesting period with 1/8th of the shares covered by the option vesting on the six-month anniversary of the grant date and the remaining shares vesting ratably on a monthly basis over the remaining vesting period. Performance-based restricted share units are settled upon the achievement by our executive officers of the service-based vesting conditions prescribed by our board of directors. The restricted share units subject to service-based vesting that were granted to our non-employee directors generally vest over a four-year period on a straight-line basis on each six-month anniversary date. The restricted share units subject to service-based vesting that were granted to our executive officers generally vest over a four-year period on a straight-line basis on each six-month anniversary date. Restricted shares units that do not vest as prescribed will be forfeited.

Weibo’s Share Incentive Plans

Weibo, our subsidiary, adopted its 2010 Share Incentive Plan in August 2010, under which 35,000,000 ordinary shares of Weibo were initially reserved for issuance.  On March 28, 2014, Weibo adopted its 2014 Share Incentive Plan, which has a term of ten years. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 5,647,872, the sum initially reserved under the 2014 Plan, plus the amount equal to 10% of the total number of our ordinary shares on an as-converted and fully diluted basis as of December 31, 2014. Weibo intends to use such share incentive plan to continue to attract and retain employee talent.

The following table summarizes, as of March 31, 2016, the options and restricted shares granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price (US$/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	October 10, 2014	—

Zhang, Bonnie Yi	*	(1)	—	April 4, 2014	—

Du, Hong	*		0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—

Wei, Arthur Jianglei	—		—	—	—

Bin Zheng	*		3.5	December 30, 2013	December 30, 2020
	*	(1)	—	January 28, 2015	—

Tsao, Ter Fung	*	(1)	—	November 8, 2013	—

Wang, Yan	*	(1)	—	November 8, 2013	—

Zhang, Song-Yi	*	(1)	—	November 8, 2013	—

Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	April 4, 2014	—

Other grantees	4,640,077		From $0.36 to $3.50	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	5,337,867	(1)	—	From November 8, 2013 to December 14, 2015	—

Total	12,047,544

*                 Less than one percent of the total outstanding ordinary shares of Weibo

(1)         Restricted share units of Weibo

Change in Control and Severance Agreements

Certain of our executive officers are entitled to receive cash payments and other benefits upon the occurrence of termination of employment or a change in control of our company when certain conditions are satisfied. See “—C. Board Practices—Potential Payments upon Termination or Change in Control” below.

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

We currently have five members of the board of directors. All members of the Board, except for the CEO, shall retire from office by rotation at our annual general meeting. Pursuant to our Amended and Restated Articles of Association, except for our CEO, who has been designated by the board as the managing director of our company and, as such, has a permanent seat on the board, one-third of the directors, or if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation at each annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Based on our current board composition, Ter Fung Tsao, as the Class I director, will retire and be eligible for re-election at our 2016 annual general meeting; Yichen Zhang, as the Class II director, will retire and be eligible for re-election at our 2017 annual general meeting; Yan Wang, as the Class III director, will retire and be eligible for re-election at our 2018 annual general meeting; and Song-Yi Zhang, as the Class IV director, will retire and be eligible for re-election at our 2019 annual general meeting. For the period during which each director has served on the Board, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” above.

Our officers are elected by and serve at the discretion of the board of directors. Our employment agreements with our officers have a term of three or four years and may be extended for an additional one-year period after the end of original term. For the period during which each officer has served in office, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” above.

Board Committees

Our Audit Committee consists of Song-Yi Zhang and Ter Fung Tsao, and Song-Yi Zhang is the chairman. The board has determined that all members of the Audit Committee are independent under the standards set forth in Rule 10A-3 under the Securities Act of 1933, as amended, and in NASDAQ Listing Rules 5605, and each of them is able to read and understand fundamental financial statements. In addition, the board has determined that Song-Yi Zhang qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F. Our Audit Committee is responsible for, among other things:

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

Our Compensation Committee consists of Mr. Yan Wang and Mr. Yichen Zhang. The members of the Compensation Committee are non-employee directors. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of our company, as well as the specific compensation levels for executive officers. It also administers the granting of equity awards to executive officers under our share incentive plans.

Potential Payments upon Termination or Change in Control

We have entered into contracts with our executive director and officers, including Mr. Charles Chao, our Chief Executive Officer and a director of our Company, which provide for potential payments upon termination or change in control.

Terms of Potential Payments—Termination

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

Terms of Potential Payments—Change in Control

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

Except as set forth in Item 6.B. and Item 6.C., we have no service contracts with any of our directors that provide benefits to them upon termination.

D.                                    Employees

We had 7,010, 8,021 and 7,646 employees respectively as of December 31, 2013, 2014 and 2015. Currently most of them were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2015 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.                                    Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 69,860,557 ordinary shares (excluding 9,274,507 ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2016 together with options that are exercisable within 60 days from March 31, 2016 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2016 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
New Wave MMXV Limited(2)	11,000,000	15.8
Greenwoods Asset Management Limited and its affiliates(3)	5,271,690	7.5
Fosun International Limited(4)	4,776,344	6.8
Platinum Investment Management Limited(5)	4,437,093	6.4
Morgan Stanley(6)	3,809,933	5.5

Directors and Executive Officers
Charles Chao(7)	12,474,779	17.8
Bonnie Yi Zhang	*	*
Hong Du	*	*
Arthur Jianglei Wei	*	*
Bin Zheng	*	*
Ter Fung Tsao(8)	*	*
Yan Wang	*	*
Song-Yi Zhang(9)	*	*
Yichen Zhang(10)	*	*
All directors and executive officers as a group	12,863,719	18.3

*                 Less than one percent of the outstanding ordinary shares.

**          Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 20/F Beijing Ideal International Plaza No. 58 North 4th Ring Road West, Haidian District, Beijing, 100080, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2016. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         New Wave MMXV Limited, or New Wave, is a company incorporated in British Virgin Islands and controlled by Mr. Charles Chao. Mr. Chao is the sole director of New Wave. The 11,000,000 ordinary shares held by New Wave are subject to a share mortgage for the benefit of Credit Suisse AG Hong Kong Branch, or Credit Suisse, a third-party lender that has entered into a margin loan facility agreement and related share mortgage with New Wave to provide financing for the purchase of the 11,000,000 ordinary shares purchased by New Wave from us. The address of New Wave is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(3)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on January 7, 2016. The address of Greenwoods Asset Management Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on February 3, 2016. The address of Fosun International Limited is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(5)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 12, 2016. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

(6)         Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on February 5, 2016. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036.

(7)         Includes 11,000,000 ordinary shares held by New Wave, 848,795 shares owned by New-Wave Investment Holding Company Limited, a British Virgin Islands Company majority owned by Mr. Chao, 230,984 shares held by Mr. Chao, 350,000 shares issuable upon exercise of options exercisable within 60 days from March 31, 2016, and 45,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2016. Mr. Chao is the sole director of New-Wave Investment Holding Company Limited.

(8)         The address of Mr. Tsao is c/o Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(9)         The address of Mr. Song-Yi Zhang is c/o Mandra Capital, 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong.

(10)  The address of Mr. Yichen Zhang is c/o CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

For information regarding the options held by our directors and executive officers as well as the arrangements involving the employees in the capital of our company, see “Item 6. Directors, Senior Management and Employees—B. Compensation—SINA’s Share Incentive Plans.”

Item 7.                                                         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

For information regarding major shareholders, please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Our major shareholders do not have voting rights that are different from other shareholders. Pursuant to a registration rights agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares owned by New Wave. See “—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.”

As of March 31, 2016, 58,821,372 ordinary shares, or 84.2% of our total outstanding ordinary shares (excluding ordinary shares that have been repurchased but not cancelled), were held by 40 record shareholders in the United States, including approximately 84.2% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

To our knowledge, to fund part of the subscription price for the 11,000,000 ordinary shares issued to New Wave on November 6, 2015, New Wave entered into a margin loan facility agreement with Credit Suisse, a third-party lender, on November 4, 2015, pursuant to which New Wave obtained a 24-month term loan from Credit Suisse in the principal amount of $230 million. In connection with the loan facility, New Wave entered into an equitable share mortgage with Credit Suisse, pursuant to which New Wave granted mortgage in favor of Credit Suisse over all of its right, title and interest in and to 11,000,000 ordinary shares acquired by New Wave including all benefits, present and future, actual and contingent accruing in respect of the shares, as a continuing security for the discharge of its obligations under the facility agreement. Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.                                    Related Party Transactions

Except for the transactions disclosed below in this Item 7.B., since the beginning of 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party and in which any director, executive officer or beneficial holder of more than 10% of any class of our voting securities or such person’s immediate family members or controlled enterprises had or will have a direct or indirect material interest other than as described below and elsewhere in this annual report. It is our policy that future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our Audit Committee or other committee comprised of independent, disinterested directors.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic collaboration agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng and the ICP Company and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computer and mobile businesses, marketing activities and other aspects of the parties’ businesses. As part of the strategic alliance, Alibaba purchased approximately RMB2.3 billion ($381 million) as committed in advertising and social commerce services from Weibo and us from 2013 to 2015. The strategic collaboration agreement and the marketing cooperation agreement expired in January 2016, and our cooperation with Alibaba continues in the ordinary course of our business.

Shareholders’ Agreement

Under the shareholders’ agreement among us, Weibo and Ali WB, Ali WB has been granted an option to increase its ownership in Weibo up to 30% on a fully diluted basis and determined under the treasury method.  Concurrently with the initial public offering of Weibo, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement, 21,067,300 Class A ordinary shares from us, and 6,000,000 Class A ordinary shares of Weibo represented by American depositary shares as a part of Weibo’s initial public offering.  In addition, Ali WB has the right of first offer if (1) our company or any of our wholly owned subsidiaries desires to sell all or any portion of our shares in Weibo to a third party other than up to 7,000,000 ordinary shares, or (2) any management shareholder of Weibo desires to sell all or any portion of Weibo’s shares such shareholder holds to a third party other than up to 20% of the ordinary shares held by such shareholder as of April 29, 2013.

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

Transactions and Agreements with Directors and Officers

Share Issuance to Management

In June 2015, we entered into a share subscription agreement with our chairman of board and chief executive officer, Mr. Charles Chao, pursuant to which we issued 11,000,000 ordinary shares to New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer, for a total subscription price of $456 million at a closing that occurred on November 6, 2015. The shares issued to New Wave are subject to a lock-up restriction for six months following the closing.

Registration Rights Agreement

On November 6, 2015, we entered into a registration rights agreement with New Wave, pursuant to which we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it.

After the expiration of the six-month lock-up period and upon receipt of a written request from New Wave requesting us effect a registration under the Securities Act of 1933, as amended, covering all of part of the shares held by New Wave, we shall, as soon as is practicable, but in no event later than thirty (30) days (excluding any days which occur during a permitted blackout period (as such term is defined in the registration rights agreement)) after receipt of such written request, file with the SEC, and use its reasonable best efforts to cause to be declared effective, a registration statement, or a Shelf Registration Statement, provided, however, that we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $10,000,000. We shall file with the SEC, and use its reasonable best efforts to cause to be declared effective, a Shelf Registration Statement on each of November 6, 2017 and 2018, the second and third anniversaries of the closing date, covering the number of shares for which registration is requested by New Wave.

If, at any time, we file a registration statement with the SEC, New Wave will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring us to include in any such registration that number of shares held by New Wave, subject to certain prescribed limitations provided in the registration rights agreement.

We may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the registration rights agreement. Persons who acquire shares from New Wave through share transfer(s) permitted under the registration rights agreement will be entitled to the same rights and subject to the same obligations that New Wave has under the registration rights agreement.

Commercial Contracts

One of our subsidiaries is a party to an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, our director from March 1999 to December 2015. Under the agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. In 2013, 2014 and 2015, service fees to BroadVision were approximately $169,000, $176,000 and $175,000, respectively. There was no payable outstanding as of December 31, 2014 and 2015.

Employment and Compensation Agreements

We have entered into employment and compensation arrangements with our directors and executive officers as described in “Item 6. Directors, Senior Management and Employees” above.

Indemnification Agreements

We have entered into indemnification agreements with our officers Charles Chao and Bonnie Yi Zhang and directors Yan Wang, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Control Agreements

PRC law currently limits foreign equity ownership of companies that provide certain internet and MVAS related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with VIEs and Their Respective Shareholders.”

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a majority-owned subsidiary of E-House.  In March 2014, Leju and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024.  In 2015, we generated $4.9 million online advertising agency fee from Leju. As of December 31, 2015, there were $1.4 million due from Leju, representing online advertising agency fee payable to us.

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

Going-Private Transaction in Connection with E-House

On June 19, 2015, we formed a consortium with Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the board of directors of E-House, to work exclusively with one another with respect to a proposed transaction to acquire all the outstanding ordinary shares of E-House not already owned by us, Mr. Xin Zhou, Mr. Neil Nanpeng Shen or their respective affiliates. On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement with E-House Holdings Ltd., or Parent and E-House Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire E-House for a cash consideration equal to US$6.85 per ordinary share, and upon the closing of the merger, Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of Paren.  In connection with the transaction contemplated by the Merger Agreement, we have agreed to make an equity contribution of approximately $140 million to Parent to subscribe newly issued shares of Parent and entered into a series of agreements, including a rollover agreement, a voting agreement, an equity commitment letter and a limited guarantee, concurrently with the execution of the Merger Agreement. The merger is currently expected to close during the second half of 2016 subject to various closing conditions, including the E-House’s shareholder approval.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                   Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements at the end of this annual report filed as part of this Annual Report on Form 20-F.

Legal Proceedings

As of December 31, 2015, except disclosed herein, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2011	147.12	46.86
2012	80.80	41.14
2013	92.83	45.54
2014	89.79	35.05
2015	61.25	31.92
Quarterly Highs and Lows
First Quarter 2014	89.79	57.13
Second Quarter 2014	63.75	42.40
Third Quarter 2014	52.77	40.76
Fourth Quarter 2014	42.25	35.05
First Quarter 2015	38.76	32.08
Second Quarter 2015	61.25	31.92
Third Quarter 2015	53.65	32.61
Fourth Quarter 2015	52.66	39.68
First Quarter 2016	50.54	39.58
Monthly Highs and Lows
October 2015	48.83	39.68
November 2015	52.66	44.28
December 2015	52.21	46.01
January 2016	50.54	42.60
February 2016	46.73	39.58
March 2016	49.38	42.00
April 2016 (through April 22, 2016)	46.61	51.68

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

B.                                    Memorandum and Articles of Association

Except for the part captioned “Differences in Corporate Law” which is replaced by below, we incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-3, Registration No. 333-163990, filed on December 23, 2009.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•                  an acts which is illegal or ultra vires;

•                  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•                  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be entitled to be indemnified out of the assets of our company against all losses or liabilities incurred or sustained by him as a director or officer of our company in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the written requisition of any two or more shareholders holding shares representing in aggregate not less than one-tenth of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association obliges our company in each year to hold a general meeting as its annual general meeting in addition to any other meeting in that year. The annual general meeting may be held at such time and place as our board of directors shall appoint.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by a special resolution of our shareholders or by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the director (including himself) then in office.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares with or without preferred, deferred, qualified or other special rights or restrictions.

C.                                    Material Contracts

We have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Foreign Exchange.” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

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

Cayman Islands Taxation

According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation Consideration

The following discussion is a summary of United States federal income tax considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•                  banks, insurance companies and other financial institutions;

•                  broker dealers or traders in securities;

•                  regulated investment companies;

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

Passive Foreign Investment Company Considerations

As was the case for 2014, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2015 and, unless we choose to deploy our passive assets for working capital or other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.  A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In 2015, our interest income was $38.7 million. As of December 31, 2015, we had approximately $2,209.9 million in cash, cash equivalents and short-term investments held by financial institutions in China, Hong Kong, Taiwan, Singapore and the United States. Interest-earning instruments carry a degree of interest rate risk and fluctuations of interest rates for RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2015, the foreign currency translation adjustments to our comprehensive income were a loss of $37.0 million and net currency transaction loss of $4.7 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2015, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2015 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(in $ thousands)
Appreciate 2%	18,513	1,528
Appreciate 5%	46,307	3,820
Depreciate 2%	(18,500)	(1,528)
Depreciate 5%	(46,224)	(3,820)

Investment Risk

As of December 31, 2015, our long-term investments, including marketable securities, totaled $1,212.6 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2013, 2014 and 2015, we recognized impairment charges on long-term investments and related accounts in the amount of $6.1 million, $19.6 million and $8.5 million, respectively. In 2013, we recognized a loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share.  In 2014, we recognized a gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju, a subsidiary of E-house, on a fully diluted basis and a $19.2 million gain as a result of the initial public offering of Leju. We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value. In 2015, we recognized a gain of $18.9 million from the partial disposal of Youku Tudou shares.

Our short-term investment as of December 31, 2015 was $1.4 billion, which was composed of bank time deposits over three months but within one year.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2015 as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Mr. Song-Yi Zhang, an independent director (under the standards set forth in NASDAQ Listing Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for 2014 and 2015:

	2014	2015
Audit Fees(1)	2,980,699	3,656,477
Audit Related Fees(2)	1,510,944	81,237
Tax Fees(3)	48,064	23,000
All Other Fees(4)	1,800	1,800

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2014 and 2015, the audit refers to financial audit.

(2)         “Audit-related fees” means fees billed in each of the fiscal years listed for the issue of comfort letter, rendering of listing advice related to our subsidiary Weibo and other audit-related services.

(3)         “Tax fees” consist of fees billed for professional services related to tax advice and assistance with tax reporting.

(4)         “All other fees” consist of $1,800 subscription fee for accounting rules and materials.

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

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2014, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million.  The share repurchase program expired in May 2015.  The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2015.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan
January 2015	1,320,931	$36.14	7,719,848	$203,262,859
February 2015	382,759	$36.53	8,102,607	$189,282,006
Total	1,703,690	$36.22	8,102,607	$189,282,006

In February 2016, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017.  The share repurchase program was publicly announced on March 2, 2016.  As of the date of this annual report, no shares have been repurchased.

Item 16F.                                          Change in Registrant’s Certifying Accountant

There is no change in our certifying accountant during the two most recent fiscal years or any subsequent interim period.

Item 16G.                                        Corporate Governance

As a foreign private issuer whose securities are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the NASDAQ Marketplace Rules (the “NASDAQ Rules”) pursuant to NASDAQ Rule 5615, which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirements in terms of:

•                  the minimum number requirement of audit committee members under NASDAQ Rule 5605(c)(2)(A);

•                  independent director oversight of director nominations under NASDAQ Rule 5605(e); and

•                  shareholder approval for share incentive plans under NASDAQ Rule 5635(c).

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

2.8

Amendment No. 1 to Rights Agreement dated as of June 22, 2015 between Sina Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 2 to the Amendment No. 1 to the Company’s the Company’s Registration Statement on Form 8-A12B (No. 001-37361) filed on November 27, 2015, and incorporated herein by reference).

2.9

Indenture, dated November 20, 2013 between Sina Corporation and The Bank of New York Mellon, as trustee (Filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

2.10	144A 1.00% Convertible Senior Notes due 2018 (Filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference).

4.1

Form of Indemnification Agreement between SINA.COM (currently known as Sina Corporation) and each of its officers and directors (Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

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

4.4

Amended SINA.COM (currently known as Sina Corporation) 1999 Stock Plan and form of share option agreement (Filed as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference).

4.5

Form of share option agreement under the amended SINA.COM (currently known as Sina Corporation) 1999 Stock Plan (Filed as Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 16, 2005 and incorporated by reference herein).

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

4.12

Translation of Form Loan Repayment Agreement by and between our wholly owned subsidiaries and individual shareholders of our VIEs.(Filed as Exhibit 4.13 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.13

Translation of Form Share Transfer Agreement by and between our wholly owned subsidiaries and individual shareholders of our VIEs.(Filed as Exhibit 4.14 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.14

Translation of Form Exclusive Technical Services Agreement by and between our wholly owned subsidiaries and our VIEs (Filed as Exhibit 4.15 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.15

Translation of Form Exclusive Sales Agency Agreement by and between our wholly owned subsidiaries and our VIEs (Filed as Exhibit 4.16 to the Company’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

Exhibit Number	Description
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

4.18	2007 Share Incentive Plan (Filed as Exhibit 4.2 to the Company’s Report on Form S-8 filed on July 26, 2007, and incorporated herein by reference).

4.19	Form of share option agreement for non-employee directors (Filed as Exhibit 4.44 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.20	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.45 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.21	Form of performance restricted share unit agreement (Filed as Exhibit 4.46 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.22	Form of share option agreement for existing service providers(Filed as Exhibit 4.47 to the Company’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.23	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.40 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.24	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.41 to the Company’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

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

Exhibit Number	Description
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

4.37

Subscription Agreement between Sina Corporation and Mr. Charles Chao dated as of June 1, 2015 (Filed as Exhibit B to the Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 16, 2015, and incorporated herein by reference).

4.38

Registration Rights Agreement between Sina Corporation and New Wave MMXV Limited dated as of November 6, 2015 (Filed as Exhibit E to the Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 16, 2015, and incorporated herein by reference).

4.39*	2015 Share Incentive Plan

4.40

Series A-16 Preferred Share Purchase Agreement between our subsidiary WB Online Investment Limited and Xiaoju Kuaizhi Inc. (Filed as Exhibit 4.22 to Weibo Corporation’s annual report on Form 20-F filed on April 28, 2016, and incorporated herein by reference).

4.41

Equity Commitment Letter dated April 15, 2016, between Sina Corporation and E-House Holdings Ltd. (Filed as Exhibit 7.05 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.42

Limited Guarantee dated April 15, 2016, between E-House (China) Holdings Limited, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and Sina Corporation (Filed as Exhibit 7.07 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.43

Rollover Agreement dated April 15, 2016, between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and Sina Corporation (Filed as Exhibit 7.08 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

Exhibit Number	Description
4.44

Voting Agreement dated April 15, 2016, between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and Sina Corporation (Filed as Exhibit 7.09 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

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

Date: April 28, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sina Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sina Corporation and its subsidiaries at December 31, 2014 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers ZhongTian LLP
PricewaterhouseCoopers ZhongTian LLP
Beijing, the People’s Republic of China
April 28, 2016

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$1,223,682	$763,439
Short-term investments	942,856	1,446,414
Restricted cash	—	140,652
Accounts receivable, net of allowances for doubtful accounts of $22,761 and $14,980, respectively (including due from related parties of $99,897 and $111,637 as of December 31, 2014 and 2015, respectively)	259,764	228,732
Prepaid expenses and other current assets	105,347	140,308
Total current assets	2,531,649	2,719,545
Property and equipment, net	63,729	47,495
Long-term investments, net	860,003	1,212,640
Intangible assets, net	13,011	9,092
Goodwill	51,478	52,862
Other assets	183,458	320,205
Total assets	$3,703,328	$4,361,839
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $223,795 and $378,203 as of December 31, 2014 and 2015, respectively. Note 2):
Accounts payable	$3,853	$3,550
Amount due to customers	42,426	140,652
Accrued liabilities	276,700	343,291
Income taxes payable	17,979	16,426
Deferred revenues (including deferred revenue from related parties of $10,434 and $14,748 as of December 31, 2014 and 2015, respectively)	50,557	79,528
Convertible debt (Note 18)	—	800,000
Total current liabilities	391,515	1,383,447
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $3,138 and $23,379 as of December 31, 2014 and 2015, respectively. Note 2):
Convertible debt (Note 18)	800,000	—
Deferred revenues from related parties	85,391	76,003
Other long-term liabilities (Note 19)	5,152	25,721
Total long-term liabilities	890,543	101,724
Total liabilities	1,282,058	1,485,171
Commitments and contingencies (Note 19)

Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 and150,000 shares authorized; 67,605 shares issued and 60,034 shares outstanding as of December 31, 2014; 79,115 shares issued and 69,841 shares outstanding as of December 31, 2015, respectively)	8,991	10,522
Treasury stock (7,571 and 9,275 shares as of December 31, 2014 and 2015, respectively)	(348,979)	(410,693)
Additional paid-in capital	1,746,293	2,211,901
Accumulated other comprehensive income	216,517	204,914
Retained earnings	522,950	548,628
Total SINA shareholders’ equity	2,145,772	2,565,272
Non-controlling interests	275,498	311,396
Total shareholders’ equity	2,421,270	2,876,668
Total liabilities and shareholders’ equity	$3,703,328	$4,361,839

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2013	2014	2015
Net revenues:
Advertising
Third parties	$439,911	$445,426	$505,934
Related parties	86,583	194,860	237,295
	526,494	640,286	743,229
Non-advertising (including amortization of deferred revenues from E-House of $18,745, $11,959 and $10,435 for 2013, 2014 and 2015, respectively)	138,612	127,955	137,440
	665,106	768,241	880,669
Costs of revenues:
Advertising	216,513	244,697	280,455
Non-advertising	54,551	45,644	54,925
	271,064	290,341	335,380
Gross profit	394,042	477,900	545,289
Operating expenses:
Sales and marketing	160,411	228,927	230,428
Product development	146,332	192,322	209,771
General and administrative	64,727	83,039	92,868
Goodwill impairment	—	14,526	—
Total operating expenses	371,470	518,814	533,067
Income (loss) from operations	22,572	(40,914)	12,222
Interest and other income, net	18,792	28,925	22,392
Change in fair value of investor option liability (Note 17)	21,064	(46,972)	—
Income from equity method investments, net	9,525	19,471	218
Realized gain (loss) on investments	(7,387)	227,824	19,790
Investment related impairment	(6,134)	(19,593)	(8,479)
Income before income tax expense	58,432	168,741	46,143
Income tax expense	(14,602)	(6,970)	(10,420)
Net income	43,830	161,771	35,723
Less: Net income (loss) attributable to the non-controlling interests	(1,302)	(15,031)	10,045
Net income attributable to SINA	$45,132	$176,802	$25,678
Other comprehensive income
Available-for-sale investments:
Change in unrealized gain (net of tax of nil, nil, and nil for 2013, 2014 and 2015 respectively)	46,787	76,431	43,878
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2013, 2014 and 2015, respectively)	—	981	18,986
Net change in unrealized gain, net of tax	46,787	75,450	24,892
Currency translation adjustments	21,307	(17,446)	(37,009)
Total other comprehensive income (loss)	$68,094	$58,004	$(12,117)
Total comprehensive income	111,924	219,775	23,606
Less: Comprehensive income (loss) attributable to non-controlling interests	(859)	(15,351)	9,531
Comprehensive income attributable to SINA	$112,783	$235,126	$14,075
Basic net income per share attributable to SINA	$0.68	$2.72	$0.43
Shares used in computing basic net income per share attributable to SINA	66,741	64,950	60,237
Diluted net income per share attributable to SINA	$0.66	$2.63	$0.40
Shares used in computing diluted net income per share attributable to SINA	67,087	71,565	60,648

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at December 31, 2012	66,639	$8,863	—	—	$736,249	$90,542	$301,016	$9,203	$1,145,873
Issuance of ordinary shares pursuant to stock plans	555	74	—	—	11,536	—	—	—	11,610
Repurchase of ordinary shares (Note 18)	—	—	(1,172)	(99,975)	—	—	—	—	(99,975)
Sale (Purchase) of subsidiaries’ shares from non-controlling interest	—	—	—	—	(539)	—	—	4,272	3,733
Sale of Weibo Corporation (“Weibo”)’s shares to non-controlling interest shareholder (Note 7)	—	—	—	—	—	—	—	479,612	479,612
Settlement of stock-based awards in a subsidiary	—	—	—	—	14,802	—	—	(11,925)	2,877
Non-cash Stock-based compensation expenses	—	—	—	—	15,859	—	—	4,105	19,964
Net income	—	—	—	—	—	—	45,132	(1,302)	43,830
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	46,787	—	—	46,787
Currency translation adjustments	—	—	—	—	—	20,864	—	443	21,307
Balances at December 31, 2013	67,194	$8,937	(1,172)	$(99,975)	$777,907	$158,193	$346,148	$484,408	$1,675,618
Issuance of ordinary shares pursuant to stock plans	411	54	—	—	7,803	—	—	—	7,857
Non-cash stock-based compensation expenses	—	—	—	—	18,714	—	—	13,779	32,493
Repurchase of ordinary shares (Note 18)	—	—	(6,399)	(249,004)	—	—	—	—	(249,004)
Proceeds from Weibo IPO, net of issuance costs	—	—	—	—	301,278	—	—	—	301,278
SINA sale Weibo shares to Alibaba	—	—	—	—	346,667	—	—	—	346,667
Conversion of Weibo preferred shares to ordinary shares and adjustments to non-controlling interests	—	—	—	—	216,394	—	—	(216,394)	—
Deemed contribution from exercise of Weibo call option by Alibaba	—	—	—	—	76,476	—	—	—	76,476
Sale of subsidiaries’ shares to non-controlling interests	—	—	—	—	79	—	—	8,145	8,224
Settlement of stock-based awards in a subsidiary	—	—	—	—	975	—	—	911	1,886
Net income	—	—	—	—	—	—	176,802	(15,031)	161,771
Unrealized gain on available-for-sale securities	—	—	—	—	—	75,450	—	—	75,450
Currency translation adjustments	—	—	—	—	—	(17,126)	—	(320)	(17,446)
Balances at December 31, 2014	67,605	$8,991	(7,571)	$(348,979)	$1,746,293	$216,517	$522,950	$275,498	$2,421,270
Issuance of ordinary shares pursuant to stock plans	510	68	—	—	1,394	—	—	—	1,462
Issuance of ordinary shares to the chief executive officer (See Note 15)	11,000	1,463	—	—	454,927	—	—	—	456,390
Non-cash stock-based compensation expenses	—	—	—	—	29,740	—	—	26,399	56,139
Repurchase of ordinary shares (Note 18)	—	—	(1,704)	(61,714)	—	—	—	—	(61,714)
Deemed distribution to non-controlling shareholders (related to sale of the Weibo Fund by SINA to Weibo)	—	—	—	—	(8,153)	—	—	8,153	—
Tax payment on SINA’s sale of Weibo share	—	—	—	—	(27,800)	—	—	—	(27,800)
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	—	—	—	(808)	(808)
Settlement of stock-based awards in a subsidiary	—	—	—	—	15,500	—	—	(7,377)	8,123
Net income	—	—	—	—	—	—	25,678	10,045	35,723
Unrealized gain on available-for-sale securities	—	—	—	—	—	24,892	—	—	24,892
Currency translation adjustments	—	—	—	—	—	(36,495)	—	(514)	(37,009)
Balances at December 31, 2015	79,115	$10,522	(9,275)	$(410,693)	$2,211,901	$204,914	$548,628	$311,396	$2,876,668

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2013	2014	2015
Cash flows from operating activities:
Net income	$43,830	$161,771	$35,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	34,433	41,906	33,218
Amortization of intangible assets	604	3,364	3,564
Amortization of convertible debt issuance cost	699	5,592	4,393
Stock-based compensation	19,964	32,493	56,139
Provision for allowance for doubtful accounts	10,385	21,574	14,933
Deferred income taxes provision (benefits)	1,782	(1,228)	(3,528)
Income from equity method investments, net	(9,525)	(19,471)	(218)
Realized loss (gain) on investments	7,387	(226,526)	(19,790)
Investment related impairment	6,134	19,593	8,479
Goodwill impairment	—	14,526	—
Foreign exchange loss	96	4,922	2,191
Loss (gain) on disposal of property and equipment	(41)	70	223
Change in fair value of investor option liability (Note 17)	(21,064)	46,972	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(61,787)	(87,121)	5,012
Prepaid expenses and other current assets	9,593	540	3,371
Other assets	(4,380)	(4,950)	3,496
Accounts payable	42	(75)	(73)
Amount due to customers	4,467	37,959	98,226
Accrued liabilities	30,771	54,052	62,728
Income taxes payable	7,686	(3,279)	(949)
Deferred revenues	(7,449)	(1,659)	20,758
Others	86	—	242
Net cash provided by operating activities	73,713	101,025	328,138
Cash flows from investing activities:
Purchases of short-term investments	(1,661,286)	(1,555,243)	(1,933,878)
Maturities of short-term investments	1,225,993	1,568,171	1,434,525
Cash paid for business combination, net of cash acquired	(3,355)	(12,695)	—
Purchases of property and equipment	(97,685)	(102,853)	(45,466)
Transfer to restricted cash	—	—	(140,652)
Cash paid (including prepayments) on long-term investments	(63,066)	(228,156)	(687,176)
Loan to a third party (Note 9)	—	—	(21,000)
Proceeds from disposal/ refund of long-term investments	—	139,216	227,002
Others	—	—	97
Net cash used in investing activities	(599,399)	(191,560)	(1,166,548)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	11,331	10,439	9,284
Proceeds from issuance of ordinary shares to chief executive officer (Note 15)	—	—	456,390
Proceeds from sales of non-controlling interests in subsidiaries	2,593	2,117	652
Cash paid for purchase of non-controlling interests in subsidiary	(45,876)	(6,873)	(1,460)
Proceeds from Weibo’s IPO, net of underwriter’s commission	—	306,491	—
Payment of offering expenses	—	(5,213)	—
Proceeds from Alibaba for purchase Weibo shares	585,799	346,667	—
Tax payment on SINA’s sale of Weibo share	—	—	(27,800)
Proceeds from issuance of senior convertible notes, net of issuance costs (Note 18)	783,227	—	—
Repurchase of ordinary shares (Note 18)	(99,975)	(249,004)	(61,714)
Proceeds from bank loan	—	—	55,062
Repayment of bank loan	—	—	(55,062)
Proceeds from a long-term loan (Note 19)	—	—	21,000

Net cash provided by financing activities	1,237,099	404,624	396,352
Effect of exchange rate change on cash and cash equivalents	5,037	(6,683)	(18,185)
Net increase (decrease) in cash and cash equivalents	716,450	307,406	(460,243)
Cash and cash equivalents at the beginning of the year	199,826	916,276	1,223,682
Cash and cash equivalents at the end of the year	$916,276	$1,223,682	$763,439
Supplemental disclosures:
Cash paid for income taxes	$(5,407)	$(12,067)	$(14,522)
Cash paid for interest, net of amounts capitalized	$—	$(8,244)	$(6,949)
Non-cash investing and financing activities
Deemed contribution from exercise of Weibo call option	$—	$76,476	$—
Deemed distribution to non-controlling interests from the transfer of Weibo Fund (Note 7)	$—	$—	$8,153

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

On April 17, 2014, Weibo completed its initial public offering (“IPO”) on the Nasdaq Global Select Market. After Weibo’s offering, SINA continues to control Weibo and consolidates Weibo as its controlling shareholder, but recognizes non-controlling interest reflecting the shares held by the shareholders other than SINA in the consolidated financial statements.

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

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2014 and 2015, the total amount of interest-free loans to these nominee shareholders was $60.0 million and $61.4 million, respectively, and the aggregate accumulated losses of all VIEs were approximately $29.5 million and $43.9 million, respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2014	2015
	(In thousands)
Total assets	$267,400	$403,109
Total liabilities	$226,933	$401,582

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Net revenues	$455,097	$621,705	$743,535
Net income (loss)	$1,415	$(16,509)	$(14,378)

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Net cash provided by operating activities	$80,809	$63,738	$368,185
Net cash used in investing activities	(23,323)	(48,643)	(317,827)
Net cash provided by financing activities	2,685	32,212	20,280
Net increase in cash and cash equivalents	$60,171	$47,307	$70,638

As of December 31, 2014 and 2015, the total assets for the consolidated VIEs were $267.4 million and $403.1 million, respectively, which mainly comprised of $181.2 million and $256.6 million in cash, cash equivalents and short-term investments, nil and $140.7 million in restricted cash and the remaining balances include goodwill, intangible assets, accounts receivable, long-term investments and property and equipment. As of December 31, 2014 and 2015, total liabilities for the consolidated VIEs were $226.9 million and $401.6 million, respectively, which mainly included $138.9 million and $163.7 million in accrued liabilities, $42.4 million and $140.7 million in amount due to customers related to SINA Pay, $13.2 million and $19.6 million in income taxes payable, and $29.3 million and $54.3 million in deferred revenues, respectively.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $88.5 million and $87.6 million as of December 31, 2014 and 2015, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2015:

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

•                  Shenzhen Wangxing Technology Co., Ltd. (“Wangxing”), a Chinese company controlled through business agreements, is responsible for providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by two nominee shareholders of the Company. The registered capital of Wangxing is $1.2 million.

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

•                  Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online-game platform company, was acquired by the IAD Company in May 2013. All of the equity interest in Weibo Interactive was transferred to Weimeng in December 2013 (see Note 5). The registered capital of Weibo Interactive is $8.7 million.

•                  Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”), an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies have been consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing have been consolidated by the Company since March 2004. The operating results of the IAD Company, Weimeng have been consolidated since its establishment in 2004, and 2010, respectively.

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

The following is a summary of the VIE agreements:

Loan Agreements.  One of the Company’s wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd. (“STC”), or Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology”) in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The terms of the loans in general are for 10 years. STC or Weibo Technology in the case of Weimeng, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

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

Agreements on Authorization to Exercise Shareholder’s Voting Power.  Each shareholder of the VIEs has authorized STC, or Weibo Technology in the case of Weimeng, to exercise all of his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves. Modification, supplement or adjustment of the terms may only be made with the consents from STC, or Weibo Technology in the case of Weimeng.

Share Pledge Agreements.  Each shareholder of the VIEs has pledged all of his/her shares in the VIEs and all other rights relevant to the share rights to STC, or Weibo Technology in the case of Weimeng, as a collateral security for his/her obligations to pay off all debts to STC, or Weibo Technology in the case of Weimeng, under the loan agreement and for the payment obligations of the VIEs under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC, or Weibo Technology in the case of Weimeng, will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through a sale or auction. During the term of each agreement, STC, or Weibo Technology in the case of Weimeng, is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the VIEs and the shareholders of the VIEs have fully performed their obligations under the above-referred agreements, or (iii) STC, or Weibo Technology in the case of Weimeng, has unilaterally consented to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE. These exclusive technical services agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIE dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies. The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $186.3 million, $322.2 million, and $352.6 million, respectively, for the fiscal years ended December 31, 2013, 2014 and 2015, respectively.

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

Trademark License Agreements.  STC, or Weibo Technology in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in case of Weimeng. The term of these agreements is for one year and is automatically renewed provided that there is no objection from STC, or Weibo Technology in case of Weimeng. In addition, only STC or Weibo Technology in the case of Weimeng may terminate the respective trade license agreement prematurely. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

The Company believes that the contractual arrangements among its subsidiaries, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs will occur as a result of the aforementioned risks and uncertainties is remote.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders. The majority of the Company’s non-controlling interests relate to Weibo Corporation and its subsidiaries. To reflect the economic interest in Weibo held by non-controlling shareholders, Weibo’s net income (loss) attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income (loss). Pursuant to the liquidation terms and redemption terms of the preferred shares, any net loss of Weibo is not allocated to the non-controlling preferred shareholders. After Weibo’s IPO, the preferred shares automatically converted into ordinary shares and participated in share of net income or loss of Weibo. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

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

The Company measures certain financial assets, including the investments under the cost method and equity method on other-than —temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

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

The carrying amount of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other current assets, accounts payable, amount due to customers and accrued liabilities approximates fair value. The fair values of the preferred shares and ordinary shares granted to Alibaba were derived from the income approach by applying the discounted cash flow method based on the Company’s best estimate of projected cash flow as of the grant date. The Company utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. Additionally, the Company takes into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which the Company holds equity interests, including long-term investments accounted for using the equity method, the consolidated subsidiaries, such as Weibo and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months, which are stated at cost plus accrued interest, and money market funds are stated at fair market value.

Restricted cash and amount due to customers

The restricted cash primarily represents the cash balances temporarily held on account for the merchant customers  of the Company through the SINA Pay online payment platform and is considered legally restricted with the release of Measures for Online Payment Business of Non-financial Institutions by the People’s Bank of China (“PBOC”) in December 2015. The Company can only use segregated bank accounts for such customer amounts and the cash in the segregated accounts can only be used for the online payment business as designated by the customers. As of December 31, 2014, the cash balance for its online payment business was not legally restricted, therefore the relevant cash balance was included in the cash and cash equivalent in its consolidated balance sheets.

Amount due to customers represents the balances that are payable on demand to customers and therefore reflected as current liability on the consolidated balance sheets. The SINA Pay customer accounts are used to facilitate payments to online merchants or third party banks and are deemed as pass through accounts between the payor and the online merchant. The balances are in-transit to customers and the payments are normally made within the normal trade settlement dates. The changes in restricted cash are presented within investing activities and the changes in amount due to customers are presented within operating activities in the consolidated statements of cash flows.

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

Long-lived assets

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to ten years. The amortization of intangible assets was $0.6 million, $3.4 million and $3.6 million for 2013, 2014 and 2015, respectively.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $34.4 million, $41.9 million and $33.2 million for 2013, 2014 and 2015, respectively.

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

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under long-term Investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and are not be adjusted for subsequent recoveries in fair value.

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

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. The Company presented the issuance cost of debt in assets in the balance sheet as of December 31, 2014 and 2015 (See Note 9). In April 2015, the FASB issued updated guidance which allows the issuer to select to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets, which will be effective since 2016. Therefore the Company will present the issuance costs of debt as a direct deduction from the related debt beginning 2016. Convertible debts are classified as a current liability if their due date is or will be within one year from the balance sheet date.

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

Fee-based revenues

MVAS

MVAS revenues are derived principally from providing mobile phone users with Short Messaging Service (“SMS”), Multimedia Message Service (“MMS”) and  interactive voice response (“IVR”), etc. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

The Company has determined that the game developers are the primary obligors for the web game services given that the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. The Company views the game developers to be its customers, and the Company’s primary responsibility is to promote the games of the developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log on, currency exchange and other related issues. Accordingly, the Company records game related revenues, net of predetermined revenue sharing with the game developers.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual items net of the game developer proceeds are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

Deferred revenues

Deferred revenues are mostly derived from a licensing agreement with E-House (See Note 10).  Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services. Deferred revenues represent the unamortized balance of license fees or service fee paid by third parties, and the deferred revenues are amortized on a straight-line basis through the service period.

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

Non-advertising. Cost of non-advertising revenues consist mainly of fees paid to mobile operators for the billing, transmission and collection of the Company’s MVAS revenue and game related costs to game providers. Costs of non-advertising revenues also consist of fees or royalties paid to third-party content and service providers, costs for providing the enterprise services and turnover taxes and surcharges levied on non-advertising revenues in China.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. With the implementation of the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”), the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising revenues. For other non-advertising revenues, before the implementation of the Pilot Program the business tax and surcharges levied was 5.6% and became 6.7% after switching over to the VAT. The total amount of such taxes for 2013, 2014 and 2015 were $50.9 million, $64.0 million and $73.8 million, respectively.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expense. The nature of the Company’s direct marketing activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company expenses all such direct marketing expenses. Advertising expenses for 2013, 2014 and 2015 were $78.7 million, $121.1 million and $111.6 million, respectively.

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

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of the Company’s subsidiary, which do not have quoted market prices before they were publicly listed, were valued based on the income approach, if a revenue model had been established, or valued based on the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

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

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and records stock-based compensation expense only for those awards that are expected to vest. See Note 15 for further discussion on stock-based compensation.

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

Foreign currency translation adjustments to the Company’s comprehensive income (loss) for 2013, 2014 and 2015 were $21.3 million, $(17.4) million and $(37.0) million, respectively. The Company recorded a net foreign currency transaction gain of $1.5 million in 2013, and net foreign currency transaction losses of $2.4 million and $4.7 million in 2014 and 2015, respectively, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income, change in unrealized gains (losses) on marketable securities classified as available-for-sale (net of tax), foreign currency translation adjustments, and share of change in other comprehensive income of equity investments one quarter in arrears.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.  Accordingly, this guidance will be effective for the Company beginning the first quarter of fiscal year 2018.  The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. This guidance is effective for the Company beginning the first quarter of fiscal year 2016. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on the consolidated financial statements.

In April 2015, the FASB issued updated guidance which requires the issuer to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt liability rather than as an asset. This guidance will be adopted by the Company beginning the first quarter of fiscal year 2016. As of December 31, 2015, the balance of issuance cost of debt was $4.9 million, which was not material and included in prepaid and other current assets in the balance sheets. The Company believes the adoption of this guidance will have immaterial impact on the consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for the Company beginning the first quarter of fiscal year 2016 with early adoption permitted. The implementation of this update is not expected to have any material impact on the consolidated financial statements.

In November 2015, the FASB issued updated guidance which requires deferred tax assets and liabilities to be presented as noncurrent on the balance sheet. This guidance was required to be adopted by the Company beginning the first quarter of fiscal year 2017 with early adoption is permitted. The Company early adopted the guidance, and retrospectively presented the amount of current deferred tax assets and deferred tax liabilities as noncurrent in the balance sheets of prior periods. The Company believes the guidance will have immaterial impact on the consolidated financial statements (see Note 9).

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which intended to improve the recognition and measurement of financial instruments. This guidance will be effective for the Company beginning the first quarter of fiscal year 2018. The Company is currently evaluating the impact this new guidance will have on the consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the lease liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This standard will be effective for the Company beginning the first quarter of fiscal year 2019. The Company is currently evaluating the impact this new standard will have on the consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	As of December 31,
	2014	2015
	(In thousands)
Cash and cash equivalents:
Cash	$896,505	$668,796
Cash equivalents:
Bank time deposits (matured within 3 months)	276,584	74,643
Money market funds	50,593	20,000
	327,177	94,643
	1,223,682	763,439
Short-term investments:
Bank time deposits	942,856	1,446,414
Total cash, cash equivalents and short-term investments	$2,166,538	$2,209,853

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2013, 2014 and 2015 were $17.3 million, $43.9 million and $38.7 million, respectively. The maturity dates of the bank time deposits are within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

	Cost	Equity Method		Available for
	Method	(E-House)	(Others)	Sale Securities	Total
	(In thousands)
Balance at December 31, 2012	153,886	183,754	41,116	88,119	466,875
New investments	40,427	—	3,341	4,769	48,537
Income from investments	—	2,250	7,275	—	9,525
Investment impairment	(6,134)	—	—	—	(6,134)
Unrealized gain	—	—	—	46,787	46,787
Disposal\change in interest of investment	(4,856)	(10,205)	(456)	—	(15,517)
Changes from cost method to consolidation	(21,289)	—	—	—	(21,289)
Changes from equity method to consolidation	—	—	(3,567)	—	(3,567)
Dividend received	—	(4,400)	(2,084)	—	(6,484)
Others	2,703	3,806	1,345	—	7,854
Balance at December 31, 2013	164,737	175,205	46,970	139,675	526,587
New investments	180,854	—	13,763	39,640	234,257
Income from investments	—	10,138	9,333	—	19,471
Investment impairment	(10,126)	—	(5,187)	(2,647)	(17,960)
Unrealized gain	—	—	—	75,450	75,450
Disposal\change in interest of investment	(37,625)	48,298	47,394	(9,654)	48,413
Changes from cost method to consolidation	(12,684)	—	—	—	(12,684)
Changes from cost method to available-for-sale securities	(20,000)	—	—	20,000	—
Dividend received	—	(5,867)	(4,103)	—	(9,970)
Others	(1,954)	(1,134)	(473)	—	(3,561)
Balance at December 31, 2014	$263,202	$226,640	$107,697	$262,464	$860,003
New investments	317,817	—	46,407	64,566	428,790
Income (loss) from investments	—	1,873	(1,655)	—	218
Investment impairment	(6,609)	—	—	—	(6,609)
Unrealized gain	—	—	—	24,892	24,892
Disposal of investments	(5,416)	(4,453)	(7,566)	(48,213)	(65,648)
Changes from cost method to available-for-sale securities	(7,788)	—	—	7,788	—
Dividend received	—	(10,259)	(6,408)	—	(16,667)
Others	(6,285)	(3,340)	(2,714)	—	(12,339)
Balance at December 31, 2015	$554,921	$210,461	$135,761	$311,497	$1,212,640

Cost Method

As of December 31, 2015, investments accounted for under the cost method were $554.9 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In December 2013, the Company obtained control of its investment in All Sure Limited through a step acquisition, the impact of which was reflected in the changes in cost method to consolidation (see Note 5). In January 2014, the Company obtained control of its investment in Beijing Weiyue Information Technology Co., Ltd (“Weiyue”) through a step acquisition, the impact of which was reflected in the changes in cost method to consolidation (also see Note 5).

In 2015, the Company invested in preference shares of Didi and Kuaidi Taxi, an online transportation network company, through their holding company, Xiaoju Kuaizhi Inc. with a total consideration of $142.0 million. The Company also invested in preference shares of another private company, which primarily focus on developing social applications, with a total consideration of $70 million. The Company accounted for both investments under cost method investment in accordance with ASC325 because the preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value.

Equity Method

As of December 31, 2015, investments accounted for under the equity method totaled $346.2 million, which included a $210.5 million investment in E-House. Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered as in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had significant influence over were also accounted for using the equity method.

None of our equity investments meets the SEC’s definition of a significant subsidiary for the years ended December 31, 2013, 2014 and 2015. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	Years Ended December 31,
	2014	2015
	(In thousands)
Operating data:
Revenue	$1,023,959	$1,139,303
Gross profit	$698,579	$777,323
Income from operations	$89,934	$17,866
Net income	$88,228	$1,772
Net income attributable to our equity method investments companies	$75,121	$17,859

	As of December 31,
	2014	2015
	(In thousands)
Balance sheet data:
Current assets	$1,668,664	$1,617,225
Long-term assets	$610,181	$903,293
Current liabilities	$492,308	$672,439
Long-term liabilities	$161,899	$100,641
Non-controlling interests	$151,598	$162,273

Investment in E-House was accounted for using the equity method with the cost allocated as follows:

	As of December 31,
	2013	2014	2015
	(In thousands)
Carrying value of investment in E-House	$175,205	$226,640	$210,461
Proportionate share of E-house’s net tangible and intangible assets *	169,194	208,731	183,125
Proportionate share of E-house’s change of APIC which was not picked up by SINA	(6,465)	6,476	17,088
Excess of carrying value of investment over proportionate share of E-house’s net tangible and intangible assets	$12,476	$11,433	$10,248

The excess of carrying value has been primarily assigned to:
Goodwill and amortizable intangible assets *	$15,943	$14,269	$12,689
Deferred tax liabilities	(3,467)	(2,836)	(2,441)
	$12,476	$11,433	$10,248

Cumulative (loss) gain in equity interest	$(5,407)	$4,731	$6,604

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

In March 2014, Leju Holdings Limited (“Leju”), a wholly owned subsidiary of E-House, entered into a share purchase and subscription agreement with E-House and Tencent Holdings Ltd. (“Tencent”), pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis from E-House and E-House’s ownership in Leju decreased from 100% to 85% on a fully diluted basis. On April 17, 2014, Leju completed its initial public offering on New York Stock Exchange with the new issuance of 11.5 million ordinary shares. Concurrent with Leju’s initial public offering, Leju additionally issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted to 75.5% of Leju’s total outstanding shares. Although SINA’s ownership percentage in E-house did not change, the Company recognized a change in interest gain of $29.1 million and $19.2 million respectively for the two transactions respectively, as a result of the increase of SINA’s proportionate share of net assets in E-House.

On December 3, 2014, E-House announced a spin off plan for a portion of its share of Leju, to distribute 7,103,946 ordinary shares of Leju (“Leju Shares”) on a pro rata basis, or 0.05 Leju Shares for each outstanding ordinary share of E-House. Among these 7,103,946 Leju Shares to be distributed, a total of 3,878,324 Leju Shares will be distributed in the form of 3,878,324 Leju ADSs (on the 1:1 conversion ratio between ADS and ordinary share) to holders of E-House ADSs. After the spin off, E-House would continue to control Leju. As a result, the Company received a total of 1,466,687 ordinary shares of Leju, representing approximately 1% equity interest of Leju, as of the distribution date. The Company accounts for the 1% equity interest of Leju under the equity method of accounting as it can exercise significant influence over Leju through E-House. The Company received cash dividends amounting to $5.9 million and $4.4 million in January and May, 2015 from E-House, represented the dividend of $0.2 per ordinary share and $0.15 per ordinary share, respectively.

E-House has received a non-binding proposal letter, dated June 9, 2015, from Mr. Xin Zhou, co-chairman of the Board and chief executive officer of E-house, and Mr. Neil Nanpeng Shen, a member of the Board, proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of E-House not already owned by Mr. Zhou, Mr. Shen or their respective affiliates in cash per American depositary share (“ADS”). On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement with E-House Holdings Ltd., or Parent and E-House Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire E-House for a cash consideration equal to US$6.85 per ordinary share, and upon the closing of the merger, Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of Parent.  In connection with the transaction contemplated by the Merger Agreement, the Company agreed to make an equity contribution of approximately $140 million to Parent to subscribe newly issued shares of Parent and entered into a series of agreements, including a rollover agreement, a voting agreement, an equity commitment letter and a limited guarantee, concurrently with the execution of the Merger Agreement. The merger is currently expected to close during the second half of 2016 subject to various closing conditions, including the E-House’s shareholder approval.

On July 9, 2014, Tian Ge, an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). After Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge. As the issuance price per share was higher than the Company’s average carrying value per share, the Company recorded a change in interest gain of $49.2 million to reflect the partial disposal.   On March 11, 2015, the Company received a cash dividend amounting to $2.3 million from Tian Ge, represented the dividend of HK$ 0.06 ($ 0.008) per ordinary share. The closing price of Tian Ge Interactive Holding Limited (“Tian Ge”) as of December 31, 2015 is HK$3.23(equivalent to $0.42) per ADS/share. The aggregate market value of the Company’s investment in Tian Ge is approximately $125.0 million.

The Company performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In 2013, the Company recorded $6.1 million in impairment charges to the carrying value of its investments under the cost method and no impairments were charged to investments under equity method. In 2014, the Company recorded $10.1 million and $5.2 million in impairment charges to the carrying value of its investments under the cost method and equity method, respectively. In 2015, the Company recorded $6.6 million in impairment charges to the carrying value of its investments under the cost method as a result of the operation metrics were not performing to the expectations. No impairment charges were made to the carrying value of its investments under the equity method in 2015.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Youku Tudou	$91,969	$—	$(3,036)	$88,933
Alibaba	20,000	130,777	—	150,777
Others	20,274	2,480	—	22,754
December 31, 2014	$132,243	$133,257	$(3,036)	$262,464

Youku Tudou	$68,028	$32,951	$—	$100,979
Alibaba	18,997	92,982	—	111,979
Jupai	17,788	14,121	—	31,909
Others	51,571	17,324	(2,265)	66,630
December 31, 2015	$156,384	$157,378	$(2,265)	$311,497

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $262.5 million and $311.5 million as of December 31, 2014 and 2015, respectively. As of December 31, 2014, the Company’s investment in marketable securities included $150.8 million in Alibaba Group Holding Limited (“Alibaba”) shares and $88.9 million in Youku Tudou shares.

The Company invested Alibaba through Yunfeng Funds with a total cost of $50.0 million in October 2011. On September 19, 2014, Alibaba completed its listing on the New York Stock Exchange (“Alibaba IPO”). The Company sold part of shares held, had total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. As of December 31, 2015, the fair value of Alibaba shares held by the Company was $112.0 million, with total cost of $19.0 million and unrealized gain of $93.0 million.

In 2014 and 2015, the Company invested $24.5 million and $5.2 million in Youku Tudou, respectively. In 2015, the Company disposed part of shares, with a disposal gain of $18.9 million. As of December 31, 2015, the fair value of Youku Tudou shares held by the Company was $101.0 million, with total cost of $68.0 million and unrealized gain of $33.0 million.

The Company invested Jupai Holding Limited (“JP”) with a total cost of $7.8 million under cost method since 2014. In July 2015, JP completed its listing on the New York Stock Exchange (“JP IPO”). During the JP IPO, the Company further invested $10.0 million and no shares were sold in 2015.  As of December 31, 2015, the fair value of JP shares held by the Company was $31.9 million, with an unrealized gain of $14.1 million.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, the assessment, which included the business and financial outlook, the financial condition, as well as the severity and duration of the drop in share price compared to the carrying value, that these investments are not other-than-temporarily impaired, as well as the ability and current intent to hold these securities until the prices recover. For the years ended December 31, 2013, 2014 and 2015, the impairment charges of available-for-sale investments were nil, $2.6 million and nil, respectively.

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

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Company and All Sure for the year ended December 31, 2013, as if the acquisition of All Sure had occurred on January 1, 2012, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

For the Year Ended
December 31, 2013
Unaudited
(In thousands)

Net revenues	$666,973
Net income	$27,605

The pro forma net income for the periods presented includes $0.8 million for the amortization of identifiable intangible assets net of tax for 2013. The relevant tax impact was determined using the actual effective income tax rate of All Sure for each presented period.

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

In January 2014, pursuant to the new share purchase agreement, the Company acquired another 20.85% of Weiyue’s ordinary share with consideration of $8.3 million and obtained control, holding 55.85% of Weiyue’s ordinary shares upon the completion of the transaction.  In accordance with ASC805 accounting for step-up acquisition, the Company’s previously held 35% equity interest was re-measured to fair value at the acquisition date, which was valued with the assistance of an independent valuation firm and a re-measurement gain of $1.2 million was recognized. The Company began to consolidate Weiyue’s financial statements from January 2014 and the remaining 44.15% of its ordinary shares was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included exclusive content distribution right of $2.8 million, customer relationships and core technology of $0.8 million, which have an estimated useful life of three to ten years, respectively. Consideration for Weiyue was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

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

In 2014, other than Weiyue acquisition described above, the Company acquired two other companies with total purchase consideration of $4.5 million.  These two acquisitions had no material impact on the Company’s consolidated financial statements. No new acquisition incurred in 2015.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1, 2013	$15,159	$—	$—	$15,159
Acquisition of Weibo Interactive in 2013	—	7,517	—	7,517
Acquisition of All Sure in 2013	24,667	—	—	24,667
Balance as of December 31, 2013	$39,826	$7,517	$—	$47,343
Acquisition of Weiyue in 2014	—	—	14,526	14,526
Acquisition of other businesses in 2014	—	4,135	—	4,135
Impairment in 2014	—	—	(14,526)	(14,526)
Balance as of December 31, 2014	39,826	11,652	—	51,478
Foreign exchange impact	1,919	(535)	—	1,384
Balance as of December 31, 2015	41,745	11,117	—	52,862

The Company’s goodwill as of December 31, 2014 and 2015 was $51.5 million and $52.9 million respectively. No new acquisition incurred in 2015, and the fluctuation in its balance resulted from the foreign currency translation adjustment. In May and December 2013, the Company acquired additional equity interest in Weibo Interactive and All Sure (see Note 5 for details), which resulted in an increase of $32.2 million in goodwill. In January 2014, the Company acquired additional equity interest in Weiyue (see also Note 5 for detail), which resulted in an increase of $14.5 million in goodwill. In October 2014, the Company acquired additional equity interest in a game developer and resulted in an increase of $3.8 million in goodwill.

In the second quarter of 2014, based on the significant decline in revenue of the on-line reading business and near-term outlook, which was primarily due to the revocation of our Internet Publication License and License for Online Transmission of Audio-Visual Programs, the Company performed an assessment of goodwill acquired from Weiyue with assistance from an independent appraiser and recognized an impairment charge of $14.5 million. As of December 31, 2015, the Company performed a qualitative analysis, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from portal advertising business and Weibo business, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2015.

Intangible assets

The following table summarizes the Company’s intangible assets:

	As of December 31, 2014			As of December 31, 2015
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In thousands)			(In thousands)
Technology*	$15,698	$(12,096)	$3,602	$15,698	$(13,083)	$2,615
Software*	1,861	(1,861)	—	1,861	(1,861)	—
Exclusive content distribution right*	2,806	(743)	2,063	2,806	(1,485)	1,321
Games*	1,688	(99)	1,589	1,688	(496)	1,192
Other	7,899	(2,142)	5,757	7,899	(3,935)	3,964
Total	$29,952	$(16,941)	$13,011	$29,952	$(20,860)	$9,092

* Intangible assets are amortized over the estimated useful lives ranging from two to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2013, 2014 and 2015 was $0.6 million, $3.4 million and $3.6 million, respectively. As of December 31, 2015, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2016	$2,819
2017	1,890
2018	1,744
2019	491
2020 and thereafter	1,583
Total expected amortization expense	$8,527	*

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

In April 2014, the Company’s subsidiary Weibo completed its initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares. Immediately prior to the completion of the IPO, all the ordinary shares held by the Company was converted into an equal number of the Class B ordinary shares, and all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase 29,990,778 Class A ordinary shares from the Company and Weibo.

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

All of the preferred shares were converted to ordinary shares upon the completion of Weibo’s IPO on April 17, 2014. Immediately prior to the IPO, Weibo’s preference shares comprised the following:

Issuance Date	Shares outstanding	Carrying Amount
		(in thousands)
April 29, 2013	30,046,154	479,612

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

Ordinary shares

The ordinary shares held by Alibaba were recognized as non-controlling interests and classified under permanent equity in the Company’s consolidated balance sheets at an initial fair value of $54.2 million as of the Transaction Date, which were purchased by Alibaba directly from the employees’ ordinary shares or Weibo, which repurchased vested employee options. In order to facilitate the transaction, Weibo issued its ordinary shares to Alibaba on the Transaction Date and then repurchased the 3.5 million vested options from employees subsequent to the Transaction Date. The consideration for both the ordinary shares and vested options were paid to Weibo first and then paid/to be paid to the employees subsequently. The employees sold their shares and vested options above the current fair value and the difference between the proceeds received by the employees and the fair value of the shares or vested options sold was considered to be compensation for their past services in accordance with ASC 718-20. Therefore, a stock-based compensation of $27.1 million was recorded for the year ended December 31, 2013.  As of December 31, 2015, all of consideration for the ordinary shares and vested options had been paid.

On March 28, 2014, shareholders of Weibo adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to Weibo’s IPO on April 17, 2014. The second amended and restated memorandum and articles of association include a dual-class voting structure, whereby Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share. Furthermore, each Class B ordinary share could converted into one Class A ordinary share at any time, while the Class A ordinary share is not convertible into Class B ordinary share. Upon the IPO date, Weibo issued 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Ali WB, with a proceeds of $301.3 million net of underwriting commissions and offering expenses. Concurrently with the IPO, Ali WB acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. As of December 31, 2015, the outstanding Class A and Class B ordinary shares represent 45.3% and 54.7% of Weibo’s total share ownership, respectively.

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

In accordance with US GAAP, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million in the consolidated balance sheets as of the Transaction Date and is marked to market each reporting period. For the year ended December 31, 2013 and 2014, $21.1 million of income and $47.0 million of losses was recognized based on a subsequent change in fair value in the consolidated statements of income and comprehensive income, respectively.

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

Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $76.5 million, with $47.0 million of losses recognized in the Company’s consolidated statements of comprehensive income. Alibaba fully exercised its option to increase its ownership in Weibo to 30% on a fully diluted basis upon the IPO, and acquired 29,990,778 Class A ordinary shares. Among the acquired shares by Alibaba, 23,990,778 shares were purchased from the Company at a price representing 15% discount to the IPO price, and 6,000,000 shares were purchased from Weibo in the public offering at the IPO price. The discount of US$ 61.2 million borne by the Company on behalf of Weibo were considered as a deemed contribution to Weibo. As the Alibaba’s decision to waive the discount for the newly issued 6,000,000 Class A ordinary shares was motivated by its position as principle shareholder of Weibo, the discount of US$15.3 million was also considered as a deemed contribution to Weibo.

Share Ownership

As of December 31, 2015, the share ownership of Weibo was as follows:

Shareholder Name	Shares Type	Ownership Percentage
SINA	Class B Ordinary shares	54.7%
Alibaba	Class A Ordinary shares	30.6%
Others	Class A Ordinary shares	14.7%
Total		100.0%

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

Strategic Alliance

On April 29, 2013, affiliated entities of the Company, including a PRC subsidiary of Weibo, formed a strategic alliance with affiliated entities of Alibaba, a related party, to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Prior to the strategic alliance, Alibaba purchased advertising from the Company and continued to do so subsequently. For the year ended December 31, 2013, 2014 and 2015, the Company recorded $69.1 million, $126.0 million and $186.0 million in advertising and marketing revenues from Alibaba under the strategic alliance, respectively, which included $49.1 million, $107.6 million and $137.4 million recognized by Weibo for 2013, 2014 and 2015.  These amounts are included in related party revenue due to Alibaba’s significant ownership interest in Weibo.

Weibo Fund Transactions

In June 2015, the Company completed to transfer its 55% and 85% equity interest in two limited liability partnerships (referred to as Weibo Funds)  to Weibo for a fixed cash consideration of $ 22 million. The remaining equity interests of these entities are held by their original third party private shareholders.    After the closing of the transaction, SINA continued to consolidate the results of operations of Weibo Funds in its consolidated financial statements through its consolidation of Weibo. Given this is a transaction between entities under common control, the transfer is accounted for as an equity transaction and there is no change in the baisis of the assets and liabilities. The Company recognized the increase of non-controlling interest as a result of this transfer of the Weibo Funds and deducted additional paid-in capital, which was deemed as a distribution to non-controlling interest shareholders of Weibo from SINA.

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31, 2014	As of December 31, 2015
	(In thousands)
Weibo	$257,244	$299,824
Others	18,254	11,572
Total	$275,498	$311,396

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. See Note 7 — Investment in Weibo for further details.

9. Other Balance Sheet Components

As of December 31,
	2013	2014	2015
(In thousands)
Accounts receivable, net:
Accounts receivable		$282,525	$243,712
Allowance for doubtful accounts:
Balance at the beginning of year	$(11,054)	(16,307)	(22,761)
Additional provision charged to expenses	(10,385)	(21,574)	(14,933)
Write-off	5,132	15,120	22,714
Balance at the end of year	$(16,307)	(22,761)	(14,980)
		$259,764	$228,732
Prepaid expenses and other current assets:
Prepayments and loan to investees		$58,916	$91,940
Issuance cost of convertible debt		—	4,892
Rental and other deposits		9,264	10,369
Content fees and revenue share		12,047	7,125
Advertising and marketing fees		1,897	2,387
Dividend receivable		7,735	7,783
Others		15,488	15,812
		$105,347	$140,308
Property and equipment, net:
Computers and equipment		$211,236	$204,949
Leasehold improvements		14,857	14,258
Furniture and fixtures		12,324	11,110
Other		2,162	4,927
		240,579	235,244
Less: Accumulated depreciation		(176,850)	(187,749)
		$63,729	$47,495
Other assets:
Prepayment for land use right and office building		$158,957	$178,294
Loan to an investee[1]		—	97,930
Loan to a third party[2]		—	21,000
Issuance cost of convertible debt		10,483	—
Investment related deposits		9,457	14,948
Deferred tax assets[3]		4,320	7,769
Others		241	264
		$183,458	$320,205
Accrued liabilities[3]:

Accrued sales rebates		63,407	61,163
Accrued payroll related expenses (including sales commission)		52,961	74,754
Advertising and marketing expenses		36,930	51,279
Content fees		9,550	8,614
Revenue share costs		27,352	35,815
Turnover tax		18,524	26,652
Deposit from an investee		—	19,608
Internet connection costs		14,532	13,109
Professional fee		3,255	4,684
Others		50,189	47,613
		$276,700	$343,291

1  In 2015, the Company entered into a loan agreement with a minor investee. The loan principal amounted to $ 98 million (RMB 620 million) with an annual interest rate of 8% in support of the investee’s business development and expansion for three years, which will be matured in August 2018. Bundled with the loan agreement, the Company acquired a contingent conversion right for converting the loan into the equity investment with a favorite conversion price when certain conditions are met. Considering such arrangement did not satisfy the net settlement requirement, the Company did not deem the conversion right as an embedded derivative and did not bifurcate it.

2  In 2015, the Company issued a $21 million two-year’s loan dominated in US$ with 3% annual interest rate to Company A, which was secured by a loan from a related party of Company A with the similar terms and equivalent Rmb amount under other long-term liabilities.

3  In 2015, the Company early adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”)as non-current in the  balance sheet.  Pursuant to the guidance, the Company retrospectively reclassified $3.9 million of current DTA from prepaid expenses and other current assets into other assets, and reclassified $1.1 million of current DTL from accrued liabilities to other long-term liabilities in the consolidated balance sheet as of December 31, 2014.

10. Related Party Transactions

Service provided to related parties

The amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) were entered into with China Online Housing Technology Corporation (“COHT”) in September 2009 and such amount were allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests of COHT disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March, 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under straight-line method until 2024.  For the years ended December 31, 2013, 2014 and 2015, the Company recorded revenue from License Agreements in the amount of $18.7 million, $12.0 million and $10.4 million from such deferred revenue account, respectively. As of December 31, 2014 and 2015, deferred revenue from E-house was $95.8 million and $85.4 million, respectively.

Based on the amended and restated advertising agency agreements with CRIC, agency fees earned from COHT for 2013, 2014 and 2015, calculated at 15% of COHT’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $6.0 million, $5.2 million and $4.9 million, respectively. As of December 31, 2014 and 2015, receivables due from COHT were $2.0 million and $1.4 million, respectively.

On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. For 2013, 2014 and 2015, the Company recognized a total of $69.1 million, $126.0 million and $186.0 million in advertising and marketing services revenue from Alibaba since the strategic alliance, respectively. As of December 31, 2014 and 2015, the Company recorded amount due from Alibaba of $76.2 million and $71.7 million, respectively.

Revenues from related parties, excluding those from E-House and Alibaba, represented approximately 1.7%, 5.0%, and 4.5% of net total revenues for 2013, 2014 and 2015, respectively.  As of December 31, 2014 and 2015, the Company recorded accounts receivable due from related parties other than Alibaba of $23.7 million and $39.9 million, which represented approximately 9.1% and 17.4% of total net accounts receivable, respectively.

Service purchased from related parties

Transactions with related parties included in cost and operating expenses represented 0.8%, 2.0% and 2.5% of total cost and operating expenses for 2013, 2014 and 2015, respectively.

One of the Company’s subsidiaries entered into an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA in the presented periods and resigned in January 2016. Under this agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2013, 2014 and 2015, services fee to BroadVision are approximately $169,000, $176,000 and $175,000, respectively. There was no payable outstanding as of December 31, 2014 and 2015.

The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

New Share Issuance to the CEO

On November 6, 2015, the Company completed an issuance of 11,000,000 ordinary shares to a special purpose vehicle owned by Mr. Charles Chao, Chairman and CEO of the Company, for an aggregate price of $456,390,000 pursuant to a legally binding subscription agreement signed in June 2015.  The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of US$41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses were arising from this placement.  See Note 15 New Share Issuance to the CEO to Consolidated Financial statements.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2015 and no income tax expense (benefit) was recognized for any of three jurisdictions for the year ended December 31, 2013, 2014 and 2015.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2013	2014	2015
	(In thousands, except percentage)
Income before income tax expense	$58,432	$168,741	$46,143
Income (loss) from non-China operations	$(18,430)	$168,446	$(25,354)
Income from China operations	$76,862	$295	$71,497
Income tax expenses applicable to China operations	$14,602	$6,970	$10,420
Effective tax rate for China operations	19%	2,362%	15%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2013, 2014 and 2015. In 2013, the Company’s Cayman Islands operations recorded a dilution loss totaling $10.2 million related to E-House. In 2014, the Company’s Cayman Islands operations recognized a disposal gain of $109.2 million relates to Alibaba and a dilution gain of E-House totaling $48.2 million, Hong Kong operations recognized a deemed disposal gain of Tian Ge of $49.2 million, Weibo’s Cayman Islands operations recorded a loss in change in fair value of investor option liability of $47.0 million. In 2015, the Company’s Cayman Islands operations recorded a gain of $18.9 million related to disposal of its partial investment in Youku Tudou. See Note 4 and Note 5 to the Consolidated Financial Statements for further discussion.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from gains on the disposition of and deemed disposition of the Alibaba shares and E-House shares in 2014 and disposition of theYouku Tudou shares in 2015 are not subject to tax.

U.S.

As of December 31, 2015, the Company’s subsidiary in the U.S. had approximately $87.6 million of federal and $9.6 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2035, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2016 through December 31, 2035. Included in the net operating loss carryforwards were $40.1 million and $6.0 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary as at December 31, 2015 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2014	2015
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$29,872	$30,126
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	503	479
Total deferred tax assets	30,375	30,605
Less: valuation allowance	(30,375)	(30,605)
Deferred tax assets, net	$—	$—

Hong Kong

As of December 31, 2015, the Company’s Hong Kong subsidiary had approximately $27.3 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2015, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2014	2015
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$4,027	$4,506
Less: valuation allowance	(4,027)	(4,506)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. As of December 31, 2015, four of the Company’s subsidiaries and VIEs in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., and Sina (Shanghai) Management Co., Ltd., were qualified as high and new technology enterprises, and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”. The relevant qualification criteria, application procedures and assessment processes for software enterprise were updated in April 2013. For those entities qualified as software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., was qualified a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years from thereafter. Weibo Technology was qualified as a software enterprise and started to enjoy the relevant tax holiday from its first profitable year in 2015.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s board of directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2014 and 2015, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

The Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2014 and 2015, there was approximately $0.8 million and  $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between subsidiaries and VIEs in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2011 through 2015 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In December 2009, the State Administration of Tax (“SAT”) in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Circular on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” SAT Circular 7 became effective on February 2015, but it also applies to Indirect Transfers which occurred before its issuance but have not received assessment from the tax authorities.  In June 2015, according to communication with local tax bureau in China, the sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such the capital gain from the transaction is subject to PRC withholding tax at rate of 10%.  The Company fully paid the relevant tax arising from the transaction and recorded a reduction of additional paid-in capital in 2015 considering the relevant tax directly relates to equity transaction. Although the Company believes that it is more likely than not all the other transactions made by the Company during all the presented periods would be determined to have reasonable commercial purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Current tax provision	$12,820	$8,198	$13,948
Deferred tax provision (benefits)	1,782	(1,228)	(3,528)
Income tax expenses	$14,602	$6,970	$10,420

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2013	2014	2015
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(10)%	(1,664)%	(24)%
Permanent differences	(1)%	2,670%	12%
Change in valuation allowance	5%	1,699%	2%
Effect of changes in the tax status	—	(368)%	—
Effective tax rate for China operations	19%	2,362%	15%

The provisions for income taxes for the years ended December 31, 2013, 2014 and 2015 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The effective tax rate of the Company’s PRC operations for 2014 increased to 2,362% was primarily due to the effect of tax holidays, preferential tax rate, increase in permanent differences and relatively low pre-tax income for the year. The decrease in effective tax rate for China operations when compared to 2014 mainly resulted from a relatively higher income before tax from China operation in 2015 and the effect of tax holiday of software enterprise enjoyed by Weibo Technology starting from 2015.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2013	2014	2015
	(In thousands, except per share amount)
Tax holiday effect	$7,583	$4,910	$17,169
Basic net income per share effect	$0.11	$0.08	$0.29
Diluted net income per share effect	$0.11	$0.07	$0.28

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2014	2015
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts	$13,451	$16,386
Net operating loss carry forwards	2,185	1,098
Depreciation, accruals and other liabilities	10,220	13,517
Total deferred tax assets	25,856	31,001
Less: valuation allowance	(21,536)	(23,232)
Net deferred tax assets	$4,320	$7,769

Deferred tax liabilities:
Depreciation	$(339)	$(468)
Acquired intangible assets	(2,887)	(1,959)
Others	(1,142)	(2,044)
Total deferred tax liabilities	$(4,368)	$(4,471)

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

As of December 31, 2014 and 2015, the Company provided full valuation allowance of the deferred tax assets for China operations mainly relates to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2014 and 2015, the Company had net operating loss carry forwards for China Operation totaling $7.0 million and $4.4 million, which both recognized fully valuation allowance.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share. For the year ended December 31, 2013 and 2015, convertible debt that was anti-dilutive and excluded from the calculation of diluted net income per share was $0.8 million and $10.7 million. For the year ended December 31, 2014, the interest expenses and amortized issuance costs of $13.5 million relates to convertible debt was recognized as dilutive factors and including in calculation of diluted net income per share.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, applying the two-class method, multiplied by the number of Weibo shares held by SINA. In periods during which Weibo is profitable, the preferred shares held by Alibaba, a related party of the Company, are participating securities and, therefore, all profits of Weibo are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Weibo business in excess of the initial investment, the Company believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10, in periods during which Weibo recognizes losses, any losses from Weibo should not be allocated to the preferred shares, as a conversion of the preferred shares would increase the denominator to share losses, which would be anti-dilutive to the EPS calculation. With the completion of Weibo’s initial public offering in April 2014, the preferred shares were automatically converted into ordinary shares, and no  dilutive impact was considered on the preferred shares since then. In 2013 and 2014, the effect from preferred shares and other potential ordinary shares outstanding on consolidated net income per share of dilutive shares from Weibo was nil as Weibo was in a loss position in the relevant periods. In 2015, the effect on consolidated net income per share of dilutive shares from Weibo was $0.9 million.

Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA	$45,132	$176,802	$25,678
Denominator:
Weighted average ordinary shares outstanding	66,741	64,950	60,237
Basic net income per share attributable to SINA	$0.68	$2.72	$0.43
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA	$45,132	$176,802	$25,678
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	(959)	(2,106)	(1,490)
Add: Effect on interest expenses and amortized issuance cost of convertible debt	—	13,539	—
Net income attributable for calculating diluted net income per share	44,173	188,235	24,188
Denominator:
Weighted average ordinary shares outstanding	66,741	64,950	60,237
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	264	74	23
Unvested restricted share units	82	74	388
Convertible debt	—	6,467	—
Shares used in computing diluted net income per share attributable to SINA	67,087	71,565	60,648
Diluted net income per share attributable to SINA	$0.66	$2.63	$0.40

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2013, 2014 and 2015, the Company contributed a total of $40.6 million, $53.6 million and $60.1 million to the government funds, respectively.

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

14. Profit Appropriation

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in register capital of the respective company.  As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $357.8 million or 12% of the Company’s total consolidated net assets as of December 31, 2015. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

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

New share issuance to the CEO

On June 1, 2015, the Company entered into a legally binding subscription agreement to issue new 11,000,000 ordinary shares with a special purpose vehicle owned by Mr. Charles Chao, Chairman and CEO of the Company, for an aggregate price of $456,390,000.  On November 6, 2015, the placement was completed and all of the proceeds have been received by the Company. The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of $41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses arose from the new issuance as the purchase price for the shares was at or above the market price of those shares at the date Mr. Chao irrevocably committed to purchase those shares.

2015 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan terminated on August 1, 2015. Under the 2007 Plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. As of December 31, 2015, there were 899,000 options and 1,811,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

In July, 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), which permits the granting of share options, share appreciation rights, restricted share units and restricted shares. Under 2015 Plan, a total of 6,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 110% of the fair market value on the date of grant.

Upon adoption, the 2015 Plan replaced the existing 2007 Plan and, as a result, no additional awards could be granted under 2007 Plan. As of December 31, 2015, there were nil options and 155,000 restricted share units outstanding under the 2015 Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Costs of revenues	$6,234	$3,231	$5,272
Sales and marketing	8,643	5,092	10,793
Product development	11,418	7,217	14,234
General and administrative	20,806	16,953	25,840
	$47,101	$32,493	$56,139

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Stock based compensation for the year ended December 31, 2013 included $27.1 million to reflect the difference between the proceeds received by employees and the fair value of the vested shares sold to Alibaba. (See Note 7 — Investment in Weibo for further discussion).

Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2013	2014	2015
Stock options:
Expected term (in years)	4.1	4.0	4.1
Expected volatility	58%	55%-56%	54%
Risk-free interest rate	0.6%	1.3%-1.9%	1.1%
Expected dividend yield	—	—	—

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2013, 2014 and 2015, due to the lack of industry comparison and comparable historical exercise patterns. Options granted since 2007 have a contractual life of either six or seven years, compared ten years for previous grants. Most of the grants under the new terms have not been fully vested nor forfeited. In addition, the Company experienced significant changes in revenue mix and employee composition in recent years. For these reasons, the Company believes that share option exercise pattern on new grants may not reflect those of previous grants. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2012	5,252
Granted*	(610)
Cancelled/forfeited	69
December 31, 2013	4,711
Granted*	(1,841)
Cancelled/forfeited	92
December 31, 2014	2,962

New issued under the 2015 Plan	6,000
Granted*	(2,981)
Cancelled/forfeited	742
Expired	(995)
December 31, 2015	5,728

* In 2013, 2014 and 2015, 258,000, 918,000 and 1,620,000, restricted shares units, or 451,500, 1,605,900 and 2,834,700 equivalent option shares, respectively, were granted.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2012	1,209	$41.53	3.50	$11,183
Granted	160	$53.83
Exercised	(325)	$35.73
Cancelled/expired/forfeited	(6)	$30.39
December 31, 2013	1,038	$45.31	3.48	$40,411
Granted	235	$38.38
Exercised	(240)	$32.58
Cancelled/expired/forfeited	(11)	$47.94
December 31, 2014	1,022	$46.68	3.90	$809
Granted	147	$35.69
Exercised	(50)	$29.12
Cancelled/expired/forfeited	(196)	$51.65
December 31, 2015	923	$44.83	3.37	$5,208
Vested and expected to vest as of December 31, 2014	1,009	$46.77	3.88	$809
Exercisable as of December 31, 2014	591	$48.36	3.16	$809
Vested and expected to vest as of December 31, 2015	914	$44.90	3.35	$5,103
Exercisable as of December 31, 2015	616	$48.52	2.69	$1,537

The total intrinsic value of options exercised during 2013, 2014 and 2015 was $12.4 million, $4.7million and $0.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2013, 2014 and 2015 was $10.3 million, $8.9 million and $1.5 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014 and 2015 was $37.41 and $49.40, respectively.

As of December 31, 2014, there was $8.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.7 years.  As of December 31, 2015, there was $5.4 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2014 and 2015 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2014
$24.39 - $38.27	289	$35.26	69	$25.68	4.73
$40.07 - $45.13	82	$44.20	39	$45.13	3.75
$51.48 - $51.48	491	$51.48	407	$51.48	3.39
$53.83 - $53.83	160	$53.83	76	$53.83	4.05
	1,022	$46.68	591	$48.36	3.90

As of December 31, 2015
$24.39 - $38.27	374	$36.48	84	$34.28	4.51
$40.07 - $40.07	15	$40.07	7	$40.07	5.81
$45.13 - $45.13	56	$45.13	48	$45.13	2.55
$51.48 - $51.48	478	$51.48	477	$51.48	2.49
	923	$44.83	616	$48.52	3.37

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
December 31, 2012	361	$65.87
Awarded*	257	$71.24
Vested	(162)	$61.73
Cancelled	(38)	$63.07
December 31, 2013	418	$71.03
Awarded*	918	$39.67
Vested	(171)	$68.51
Cancelled	(46)	$64.33
December 31, 2014	1,119	$45.97

Awarded*	1,620	$39.16
Vested	(460)	$44.81
Cancelled	(312)	$44.60
December 31, 2015	1,967	$40.85

* 36,000 RSUs were granted to non-employee directors in 2013 and 2014, no RSUs were granted to non-employee directors in 2015.

As of December 31, 2014 and 2015, there was $49.1 million and $80.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 3.8 years and 3.3 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $11.3 million, $7.4 million and $20.9 million during the years ended December 31, 2013, 2014 and 2015, respectively.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation adopted the 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”), which permits the granting of options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants of Weibo and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted share or pursuant to a restricted share unit. Weibo granted its options equivalent to approximately 1.7%, nil and nil of Weibo’s ordinary shares on a fully diluted basis in 2013, 2014 and 2015, respectively. Fair value of options estimated at grant date for 2013, 2014 and 2015 was $16.9 million, nil and nil million, respectively. On March 28, 2014, Weibo’s shareholders adopted the 2014 Share Incentive Plan (‘the 2014 Plan’) , which has a term of ten years. Initially, the 2014 Plan were funded by the remaining 4,647,872 shares from the 2010 Share Incentive Plan and another 1,000,000 new added shares and by 1 share for every one share issued as restricted share or pursuant to a restricted share unit. On January 1, 2015, shares in the 2014 Plan were allowed a one-time increase in an amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014 (“One-time Addition”).  Weibo intends to use such share incentive plan to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2013	2014	2015
	(In thousands)
Cost of revenues	$4,253	$755	$1,196
Sales and marketing	6,150	1,583	3,209
Product development	9,209	4,392	10,210
General and administrative	11,630	7,049	11,784
	$31,242	$13,779	$26,399

Stock compensation expenses related to the grants for Weibo were amortized over four years on a straight-line basis with $4.1 million, $13.8 million and $26.4 million in 2013, 2014 and 2015, respectively. Stock-based compensation related to 2010 Weibo Incentive Plan for the year ended December 31, 2013 included an expenses of $27.1 million, which was the difference between the purchase price and the fair value of ordinary shares or vested options purchased from employees in connection with the Alibaba transaction (See Note 7).

Weibo’s Stock Options

Weibo uses the Black-Scholes option pricing model to estimate the fair value of stock options. The assumptions used to value Weibo’s option grants were as follows:

Year Ended December 31,
	2013	2014*	2015*
Stock options:
Expected term (in years)	3.5 - 4.8	N/A	N/A
Expected volatility	54% -61%	N/A	N/A
Risk-free interest rate	0.5% - 1.2%	N/A	N/A
Expected dividend yield	—	—	—

* No options were granted by Weibo in 2014 and 2015.

Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding taking into consideration of historical exercise patterns. Due to the lack of industry comparison and comparable historical exercise pattern, Weibo used the simplified method to calculate the expected term. Expected volatilities are based on historical volatilities of comparable companies’ ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. Weibo does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
December 31, 2012	8,086
Granted*	(4,772)
Cancelled/expired/forfeited	1,157
Repurchased	177
December 31, 2013	4,648
Additions	1,000
Granted	(2,951)
Cancelled/expired/forfeited	41
December 31, 2014	2,738

One-time Addition	21,684
Granted	(4,851)
Cancelled/expired/forfeited	646
December 31, 2015	20,217

* In 2013, 800,000 restricted share units or 1,400,000 equivalent option shares was granted (see Restricted Share Units section below for details), in addition to 3,372,000 stock options granted under 2010 plan.

The following table sets forth a summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2013	23,469	$0.69	4.6	$60,226
Granted	3,372	$3.38
Exercise	(3,449)	$0.38
Cancelled/expired/forfeited	(1,157)	$2.49
Repurchased	(3,674)	$0.45

December 31, 2013	18,561	$1.17	4.3	$239,975
Granted	—	—
Exercise	(3,697)	$0.52
Cancelled/expired/forfeited	(534)	$2.84
Repurchased	—	—
December 31, 2014	14,330	$1.28	3.2	$185,684
Granted	—	—
Exercise	(7,309)	$1.11
Cancelled/expired/forfeited	(718)	$3.22
Repurchased	—	—
December 31, 2015	6,303	$1.26	2.4	$114,975

Vested and expected to vest as of December 31, 2014	14,261	$1.27	3.2	$184,937
Exercisable as of December 31, 2014	11,446	$0.76	2.7	$154,235
Vested and expected to vest as of December 31, 2015	6,237	$1.24	2.4	$113,909
Exercisable as of December 31, 2015	5,649	$1.01	2.2	$104,473

The total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was $37.3 million, $65.7 million and $106.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2013, 2014 and 2015 was $1.0 million, $1.5 million and $7.8 million, respectively. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2014 and 2015 was $14.24 and $19.50, respectively.

As of December 31, 2014 and 2015, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors was $11.3 million and $3.9 million, respectively.  Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.7 years and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2014
$0.36 - $0.41	9,337	$0.37	9,337	$0.37	2.3
$0.96 - $1.80	844	$1.19	764	$1.18	3.1
$3.25 - $3.36	2,542	$3.29	1,345	$3.30	4.8
$3.43 - $3.50	1,607	$3.48	—	$—	5.5
	14,330	$1.28	11,446	$0.76	3.2

As of December 31, 2015
$0.36 - $0.41	4,167	$0.36	4,167	$0.36	1.7
$0.96 - $1.80	406	$1.24	406	$1.24	2.3
$3.25 - $3.36	682	$3.32	519	$3.33	3.5
$3.43 - $3.50	1,048	$3.48	557	$3.48	4.6
	6,303	$1.26	5,649	$1.01	2.2

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
As at December 31, 2013	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23
As at December 31, 2014	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18
As at December 31, 2015	6,501	$13.98

As of December 31, 2015, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to Weibo’s employees and non-employee directors, was $73.0 million. This cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value based on the vesting date of the restricted share units vested was nil, $2.7 million and $17.8 million during the years ended December 31, 2013, 2014 and 2015, respectively.

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

In June 2015, the Company sold the Weibo Funds to Weibo (See Note 7). At the point the CODM began evaluating the performance of the Weibo segment inclusive of the Weibo Funds, which constituted a change in the Company’s segment operating performance measurements. The comparative operating results of the Portal advertising&Others segment and Weibo segment were retrospectively adjusted to include the Weibo Funds in the Weibo segment for all periods.

The following tables present summary information by segment:

For the Year Ended December 31, 2013:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$378,068	$98,725	$476,793	$188,313	$665,106
Costs of revenues	161,385	49,788	211,173	59,891	271,064
Gross margin	57%	50%	56%	68%	59%
Operating expenses:
Sales and marketing			$97,335	$63,076	$160,411
Product development			45,592	100,740	146,332
General and administrative			41,513	23,214	64,727
Total operating expenses			184,440	187,030	371,470
Income (loss) from operations			81,180	(58,608)	22,572
Interest and other income (expenses), net			21,663	(2,871)	18,792
Change in fair value of investor option liability			—	21,064	21,064
Income (loss) from equity method investments, net			10,761	(1,236)	9,525
Realized gain (loss) on long-term investments			(10,900)	3,513	(7,387)
Investment related impairment			(3,608)	(2,526)	(6,134)
Income (loss) before income tax expense			99,096	(40,664)	58,432
Income tax expense			(14,331)	(271)	(14,602)
Net income (loss)			$84,765	$(40,935)	$43,830

For the Year Ended December 31, 2014:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$375,504	$58,565	$434,069	$334,172	$768,241
Costs of revenues	172,078	34,664	206,742	83,599	290,341
Gross margin	54%	41%	52%	75%	62%
Operating expenses:
Sales and marketing			$108,566	$120,361	$228,927
Product development			66,490	125,832	192,322
General and administrative			56,556	26,483	83,039
Goodwill impairment			14,526	—	14,526
Total operating expenses			246,138	272,676	518,814
Loss from operations			(18,811)	(22,103)	(40,914)
Interest and other income, net			22,145	6,780	28,925
Change in fair value of investor option liability			—	(46,972)	(46,972)
Income (loss) from equity method investments, net			19,476	(5)	19,471
Realized gain on long-term investments			227,343	481	227,824
Investment related impairment			(17,072)	(2,521)	(19,593)
Income (loss) before income tax expense			233,081	(64,340)	168,741
Income tax expense			(5,842)	(1,128)	(6,970)
Net income (loss)			$227,239	$(65,468)	$161,771

For the Year Ended December 31, 2015:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$340,814	$61,964	$402,778	$477,891	$880,669
Costs of revenues	157,862	35,558	193,420	141,960	335,380
Gross margin	54%	43%	52%	70%	62%
Operating expenses:
Sales and marketing			$104,369	$126,059	$230,428
Product development			66,327	143,444	209,771
General and administrative			63,943	28,925	92,868
Total operating expenses			234,639	298,428	533,067
Income (loss) from operations			(25,281)	37,503	12,222
Interest and other income, net			16,048	6,344	22,392
Income (loss) from equity method investments, net			224	(6)	218
Realized gain on long-term investments			18,846	944	19,790
Investment related impairment			(474)	(8,005)	(8,479)
Income before income tax expense			9,363	36,780	46,143
Income tax expense			(7,829)	(2,591)	(10,420)
Net income			$1,534	$34,189	$35,723

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2013:
Net revenues	$660,695	$4,411	$665,106
Long-lived assets	$75,691	$5,229	$80,920
Year ended and as of December 31, 2014:
Net revenues	$762,200	$6,041	$768,241
Long-lived assets	$63,428	$301	$63,729

Year ended and as of December 31, 2015:
Net revenues	$864,075	$16,594	$880,669
Long-lived assets	$47,235	$260	$47,495

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2014 and 2015:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2014
Money market funds*	$50,593	$50,593	$—	$—
Bank time deposits**	1,219,440	—	1,219,440	—
Available-for-sale securities***	262,464	262,464	—	—
Total	$1,532,497	$313,057	$1,219,440	$—
As of December 31, 2015
Money market funds*	$20,000	$20,000	$—	$—
Bank time deposits**	1,521,057	—	1,521,057	—
Available-for-sale securities***	311,497	311,497	—	—
Total	$1,852,554	$331,497	$1,521,057	$—

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

As of December 31, 2014 and 2015, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $6.1 million, $15.3 million and $6.6 million for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 4 for further information).

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. In 2014, the Company recognized an impairment charge of $2.6 million on its investment in GOMO. No other-than-temporarily impairment related to the available-for-sale investments were recognized in 2013 and 2015.

In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its goodwill of reporting units annually. The Company concluded that no write-down was warranted for years ended December 31, 2013 and 2015. In the second quarter of 2014, based on revenue declines of the on-line reading business and near-term outlook, the Company performed an assessment of acquired goodwill of Weiyue with the assistance of an independent valuation firm and recognized goodwill impairment charge of $14.5 million. The fair value of on-line reading business was determined using Level 3 inputs.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., PRC, Hong Kong, Singapore and Taiwan, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Company periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2014 and 2015, the Company had $2,092.3 million and $2,132.7 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2014 and 2015, substantially all accounts receivable were derived from the Company’s China operations.

Only one customer accounted for more than 10% of the Company’s total net revenues in 2013, 2014 and 2015. Only one customer accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2014 and two customers accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2015 as follows:

	As of December 31, 2014	As of December 31, 2015

Customer
Customer A	29%	31%
Customer B	*	11%

* Less than 10%

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

In 2013, 2014 and 2015, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2014 and 2015, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $576.6 million and $460.4 million, accounting for 26.6% and 20.8% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2014 and 2015, the Company’s accounts receivable balance denominated in RMB was $258.1 million and $227.0 million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2014 and 2015, the Company’s current liabilities balance denominated in RMB was $350.8 million and $525.7 million, which accounted for 90% and 38% of its total current liabilities balance, respectively. The decrease in proportion of total current liabilities as of December 31, 2015 was resulted from the reclassification of $800 million of convertible debt into current liabilities, which was denominated in US$. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2015.

18. Convertible Debt and Treasury Stock

Convertible Debt

In November 2013, the Company issued $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 (the “Notes”) at par. The Notes may be converted into ordinary shares of the Company proceeding December 1, 2018 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, which is equivalent to an initial conversion price of approximately $123.70 per ordinary share, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. As of December 1, 2018, unless earlier converted, the Company is required to redeem or repurchase the notes.

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

In accordance with ASC 815-10-15, the Company concluded that (i) The Put Option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return; (ii) The bifurcation of the conversion feature from the debt host, the Notes, is not required as the scope exception prescribed in ASC 815-10-15 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity; (iii) There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the Company at the date of issuance. Therefore, the offering of the Notes and the embedded put option should be accounted for as bundle transactions in accordance with the accounting rule and the value of the Notes and Put Option are measured at par under the caption of convertible debts in the consolidated balance sheets. As of December 31, 2015, the convertible debt has been reclassified from long-term liabilities into current liabilities since the holders of the Notes may require the Company to repurchase their notes starting from December 1, 2016.

Treasury Stock

In 2003, the Company’s board of directors approved to use up to $100 million of net proceeds to repurchase the Company’s outstanding ordinary shares concurrently through legally permissible means.  For the year ended December 31, 2013, the Company repurchased 1.2 million shares in the amount of $100.0 million. All the ordinary shares repurchased are no longer outstanding and pending for cancellation and are included as treasury stock.

In 2014, the board of directors of the Company has approved a new share repurchase program whereby SINA was authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million. The Company expects to fund the repurchase out of its existing cash balance. As of May 31, 2015, the expiration date of the program, the Company has repurchased approximately 8.1 million shares under the program for approximately $311 million in cash under this new repurchase program. All the ordinary shares repurchased are no longer outstanding and pending for cancellation and are included as treasury stock.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2021. For the years ended December 31, 2013, 2014, and 2015, rental expense was $21.2 million, $27.3 million and $28.3 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2015 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating leases commitments	$23,236	$17,907	$4,471	$729	$129

Purchase commitments mainly include minimum commitments for construction cost of new office building, Internet connection, content and services related to website operation, MVAS costs, and marketing activities. In May 2013, The Company entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and be in the range of $240 - $260 million. As of December 31, 2015, $178.3 million have been paid and the remaining is expected to be paid in 2016.

Purchase commitments as of December 31, 2015 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$250,864	$225,817	$24,680	$367	$—

Other commitment represents future maximum commitment relating to the principal amount and interests in connection with the issuance of a) $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes, assuming all debt underlying the convertible senior notes is repurchased by the Company on December 1, 2016; b) $21 million long-term loan with 3.00% annual interest rate from a third party due in October 2017. Other commitment on the convertible senior notes and long-term loan as of December 31, 2015 was as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Convertible debt	$808,000	$808,000	$—	$—	$—
Long-term loan	21,770	—	21,770	—	—
Total other commitment	$829,770	$808,000	$21,770	$—	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2015. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of December 31, 2015, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

In February 2016, the board of directors of the Company has approved a new share repurchase plan whereby the Company is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017.

On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement with E-House Holdings Ltd., or Parent and E-House Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire E-House for a cash consideration equal to US$6.85 per ordinary share, and upon the closing of the merger, Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of Parent.  In connection with the transaction contemplated by the Merger Agreement, the Company agreed to make an equity contribution of approximately $140 million to Parent to subscribe newly issued shares of Parent and entered into a series of agreements, including a rollover agreement, a voting agreement, an equity commitment letter and a limited guarantee, concurrently with the execution of the Merger Agreement. The merger is currently expected to close during the second half of 2016 subject to various closing conditions, including the E-House’s shareholder approval.