Form 20-F
period 2016-12-31
SINA CORP
filed 2017-04-27
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-37361

SINA CORPORATION
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District Beijing 100193, People’s Republic of China
(Address of principal executive offices)

Bonnie Yi Zhang, Chief Financial Officer

Phone: +86 10 8262 8888

Facsimile: +86 10 8260 7166

7/F SINA Plaza, No. 8 Courtyard 10 West

Xibeiwang E. Road, Haidian District, Beijing 100193

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

Not Applicable
(Title of Class)

As of December 31, 2016, there were 70,937,110 shares of the registrant’s ordinary shares outstanding (excluding 9,606,576 shares that have been repurchased but not cancelled), par value $0.133 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate on December 30, 2016 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of December 31, 2016. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and other information contained in this annual report.

	For the Year Ended December 31,
	2012(1)	2013(2)	2014(3)	2015(4)	2016(5)
	(in thousands, except per share data)
Operations:
Net revenues	$529,329	$665,106	$768,241	$880,669	$1,030,936
Gross profit	281,397	394,042	477,900	545,289	676,240
Income (loss) from operations	(8,548)	22,572	(40,914)	12,222	73,276
Income before income tax expense	34,585	58,432	168,741	46,143	304,527
Net income	31,855	43,830	161,771	35,723	277,308
Net income attributable to SINA	31,738	45,132	176,802	25,678	225,087
Net income per share attributable to SINA
Basic	$0.48	$0.68	$2.72	$0.43	$3.20
Diluted	$0.47	$0.66	$2.63	$0.40	$3.01
Shares used in computing basic net income per share attributable to SINA	66,401	66,741	64,950	60,237	70,301
Shares used in computing diluted net income per share attributable to SINA	66,849	67,087	71,565	60,648	77,511

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

(2)         Fiscal year 2013 results included a dilution loss of $10.2 million in the investment in E-House, which was related to the issuance of incremental shares by E-House to its management in March 2013, whose issuance price per share was less than our average carrying value per share. We also recognized a $6.1 million of other- than-temporary impairment loss on our investments under the cost method and a $21.1 million gain from change in fair value of investor option liability.

(3)         Fiscal year 2014 results included: 1) a $109.2 million gain from the sale of a portion of our investment in Alibaba Group Holding Limited (“Alibaba”) through Yunfeng E-Commerce Funds in Alibaba’s initial public offering, 2) a $49.2 million gain as a result of the initial public offering of Tian Ge Interactive Holding Limited (“Tian Ge”), a live social video company that we invested in, 3) a gain of $29.1 million from the acquisition by Tencent Holdings Ltd. (“Tencent”) of a 15% equity interest in Leju Holdings Limited (“Leju”), a then subsidiary of E-House, on a fully diluted basis, 4) a $19.2 million gain as a result of the initial public offering of Leju, 5) a loss of $47.0 million in the fair value change of option liabilities, which was related to the option granted to Alibaba, and 6) an impairment of $14.5 million related to goodwill acquired from Beijing Weiyue Information Technology Co., Ltd (“Weiyue”), which is an online reading platform operator.

(4)         Fiscal year 2015 results included an $18.9 million gain from the sale of a portion of our investment in Youku Tudou.

(5)         Fiscal year 2016 results included: 1) a $159.5 million gain from the sales of our certain investments under cost method, 2) a $44.2 million gain from the sale of a portion of our investment in Alibaba, 3) a $34.5 million gain as a result of the disposal of our investment in Youku Tudou, 4) a loss of $28.5 million in the fair value change of option liabilities related to E-House, and 5) an impairment of $40.2 million related to goodwill and acquired intangible assets.

	As of December 31,
	2012	2013	2014	2015	2016
	(in $ thousands)
Financial position:
Cash, cash equivalents and short-term investments	713,598	1,868,239	2,166,538	2,209,853	1,797,065
Working capital(1)	654,356	1,787,837	2,140,134	1,336,098	1,684,789
Total assets(2)	1,482,906	2,881,769	3,692,845	4,356,947	4,284,874
Long-term liabilities(1)(2)	110,203	878,666	880,060	101,724	222,612
Total liabilities(2)	337,033	1,206,151	1,271,575	1,480,279	1,193,895
Total SINA shareholders’ equity	1,136,670	1,191,210	2,145,772	2,565,272	2,679,590
Total shareholders’ equity	1,145,873	1,675,618	2,421,270	2,876,668	3,090,979

(1)         As of December 31, 2015, the convertible notes amounting to $800 million were reclassified into current liabilities since the holders had a right to require us to repurchase their notes on December 1, 2016.  On December 1, 2016, we repurchased $646.9 million principle amount of convertible notes upon the exercise of put option by the note holders.  Following the repurchase, approximately $153.1 million of convertible notes were outstanding.  These convertible notes, having a maturity date on December 1, 2018, were reclassified into long-term liabilities as of December 31, 2016.

(2)         Effective starting January 2016, ASU 2015-3 issued by the Financial Accounting Standards Board, or the FASB, requires entities to present the issuance costs of debt on the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, we retrospectively reclassified $16.1 million, $10.5 million and $4.9 million of the issuance cost of debt from other assets or prepaid expenses into convertible debt for 2013, 2014 and 2015, respectively.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

We are subject to risks associated with operating in a rapidly developing and evolving industry.

The online advertising and marketing industry is rapidly evolving in China and is subject to continuous technological developments and changing customer demands. As an online media company which generates a significant portion of its revenues from advertising and marketing services, our future success depends largely upon our ability to enhance our existing services and solutions and to introduce new services and solutions with features that meet evolving technological developments, user preferences and customer demands, all in a timely and cost-effective manner. For example, we must develop and promote new services and solutions to address the rapidly developing mobile internet environment in order to maintain our competitive position. The development of mobile technology and the increasing penetration of internet have brought China into a new era in which people gradually turn away from traditional portal websites to mobile applications for obtaining and consuming information. Along this development, we have observed slower growth of our portal advertising revenues, in particular advertising revenues generated from our portal website, as many brand advertisers shift their budget to mobile applications that attract an increasing amount of user traffic.  At the same time, we have been experiencing rapid growth with our Weibo revenues as the number of Weibo users continues to increase at a fast pace in the recent years. We have made and will continue to make various efforts to cater to such changing user behavior and meet evolving customer demands, but if we do not successfully execute our business strategies, we may lose users and customers, which could have material adverse impact on our business and results of operations.

Our ability to successfully execute our business strategies depends on a number of factors, many of which are beyond our control. For example, we rely on advertisers from several industries for a majority of our portal advertising and marketing business. In 2016, approximately 60% of our portal advertising revenues in China were derived from the automobile, fast-moving consumer goods, internet service, financial services and IT sectors. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition could suffer.  Other factors that may affect our ability to successfully execute our business strategies include but not limited to:

•                  the development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•                  the maintenance and enhancement of our brands in a cost-effective manner;

•                  increased competition and potential downward pressure on online advertising and marketing prices and limitations of display space on web pages and mobile applications;

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

We only started to monetize Weibo traffic in the first half of 2012 through advertising and marketing services and value-added services such as game related services and Weibo VIP membership. Weibo is a form of social media featuring microblogging services and social networking services and is subject to intense competition for user traffic and user engagement. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as other microblogging services and new players in China who offer online media, including content aggregation and distribution services, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also competes with offline media companies for audiences and content. In addition, as a form of social media featuring social networking services and messaging services, Weibo is subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) mobile messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Yixin, Laiwang, Douban, Baidu Post and Momo; (ii) news applications and sites, such as those operated by other major internet companies, including Tencent News, Sohu News, NetEase News, Phoenix New Media and Bytedance; and (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, Inke, YY, Youku Tudou, iQiyi, Tencent Video, Nice, Paipai and Meipai. Weibo also competes with both offline and online games for the time and money of gamers. Weibo has begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo also faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services and navigation pages, such as Baidu, UCWeb and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Snapchat, Instagram, Facebook, Youtube, Twitter, WhatsApp, Line, Kakao Talk and Snow.  Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo has. Our social media platform Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

Weibo monetization may require users to accept “promoted” marketing in their feeds or private messages, which may affect user experience and cause decline in user traffic and delay in Weibo monetization.

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

We provide online content and services for the global Chinese community, including but not limited to informational features, microblogging and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and current and new competitors can launch new websites, mobile applications or services at a relatively low cost. Many companies offer rich content and various services targeting this community and compete with our offerings.

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

In addition, we compete with companies who sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to, providers of search services, navigation pages, desktop applications and mobile applications. Search providers include internet search companies, such as Baidu, Sogou (Sohu and Tencent), Qihoo, NetEase (Youdao) and Google, Inc. (“Google”), as well as vertical search companies, such as Youku Tudou (video search), Gougou (video search), Qunar (travel search) and Kuxun.cn (travel search).  Navigation page providers include Qihoo (hao.360.cn) and Baidu (hao123.com). Companies that offer desktop and/or mobile applications, such as messenger, pinyin, web browser, app download store, security software and mobile browser, include Tencent, Sogou (Sohu/Tencent), Baidu, Qihoo, Kingsoft, NQ, Microsoft (MSN), China Telecom/NetEase (Yixin), Yahoo!/Alibaba (Yahoo Messenger), Alibaba (Laiwang) and UC Mobile Ltd (UC Browser) and 91 Wireless (app download store). Smart phone operating system providers such as Apple Inc. (iOS), Google (Android) and Microsoft (Windows) are also becoming a threat as mobile internet users are increasingly using the application stores as an initial entry point to various internet products and services. Online companies who can aggregate significant traffic may have the ability to direct traffic to their other internet offerings and provide competing advertising and fee-based services.

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

We rely in part on application marketplaces, internet search engines, navigation sites and web browsers to drive traffic to our platform and website, and if we fail to appear high up in the search results or rankings, traffic to our platform and website could decline and our business and operating results could be adversely affected

We rely on application marketplaces, such as Apple’s App Store, Google Play, Baidu Mobile Assistant, 360 Mobile Assistant and Wandoujia, to drive downloads of the mobile applications of our products, including Weibo, Sina News and Sina Finance. In the future, Apple, Android stores or other operators of application marketplaces may make changes to their marketplaces which make access to our products and services more difficult. We also depend in part on internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons occasionally. Any reduction in the number of users directed to our mobile applications or website through application marketplaces, internet search engines, navigation sites and web browsers could harm our business and operating results.

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

We adopted our 2007 share incentive plan in June 2007 and 2015 share incentive plan in July 2015. Our subsidiary Weibo adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. For the years ended December 31, 2014, 2015 and 2016, we recorded $32.5 million, $56.1 million and $73.8 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2016, our long-term investments included $875.9 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. We recognized an impairment charge of $18.0 million, $6.6 million and $36.3 million on our long-term investments in 2014, 2015 and 2016, respectively. We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

On December 30, 2016, we disposed of our beneficial ownership in E-House for a combination of cash and share consideration.  As a result, we became a principal shareholder of Leju, holding approximately 31.1% of the total outstanding ordinary shares of Leju. We reported our ownership in Leju using the equity method and, as such, our net income will be impacted by Leju’s performance.

Our future financial results may be also adversely affected by the performance of Leju and other equity investments accounted for under the equity method. If the financial results of Leju and other equity investments accounted for under the equity method decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarterly and annual results until we have obtained  the result of the Leju and other equity investments accounted for under the equity method, which we have reported a quarter in arrears. A delay in the reporting by Leju and other equity investments accounted for under the equity method could adversely affect our reporting schedule and cause the market to react negatively to our share price. Leju’s business is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

•                  fluctuations in China’s real estate market;

•                  the highly regulated nature of, and government measures affecting, the real estate and internet industries in China;

•                  Leju’s ability to compete successfully against current and future competitors;

•                  Leju’s ability to continue to develop and expand Leju’s content, service offerings and features, and to develop or incorporate the technologies that support them;

•                  substantial revenue contribution from a limited number of real estate markets, including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin;

•                  effectiveness of Leju’s contractual arrangements in providing operational control over Leju’s consolidated variable interest entities in China; and

•                  Leju’s ability to receive distributions from, and to make loans to, and direct investments in, Leju’s operating entities in China.

Further information regarding these and other risks can be found in Leju’s filings with the SEC. We assume no obligation to update Leju’s risks factors.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In November 2013 we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, a number of holders exercised their option rights under the indenture to require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  We paid approximately $646.9 million in cash to repurchase such notes.  As of the date of this annual report, $153.1 million principal amount of convertible senior notes were outstanding, and they will mature on December 1, 2018. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

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

The internet industry is experiencing rapid technological changes. For example, with the advances of search engines, internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of internet users have shifted to user-generated content, such as social media services, social networking services and other online communities. As broadband becomes more accessible, internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 3G, 4G and 4.5G networks in China and the growing availability of Wi-Fi connections, mobile users have been shifting from the predominant text messaging services to newer applications, such as social networking, location-based services, messengers with free texting, voicemail and internet conferencing, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with the proportion of internet usage shifting from personal computers to mobile phones, handheld computers and other mobile devices in China, mobile operating systems, browsers and application-based platforms may redefine the way internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

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

New technologies could block our advertisements; desktop clients and mobile applications and may enable technical measures that could limit our traffic growth and new monetization opportunities.

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

We have expanded rapidly by acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services, such as instant messaging and application development. We anticipate continuous expansion in our business, both through further acquisitions and organic growth. In addition, the geographic dispersion of our operations as a result of acquisitions and organic growth requires significant management resources that our locally based competitors do not need to devote to their operations. In order to manage the planned growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other websites, internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. The PRC government has established additional procedures and requirements that could make merger and acquisition activities by us more time-consuming and complex. For instance, as of September 1, 2011, the PRC Ministry of Commerce (“MOFCOM”) adopted a national security review rule which requires acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security review before consummation of any such acquisition. In the event that our acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

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

The continual accessibility of our websites and mobile applications as well as the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to users and customers. Factors that could significantly disrupt our operations include system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

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

We have contracted with third parties to provide content and services for our portal network and we may lose users and revenues if these arrangements are terminated.

We have arrangements with a number of third parties to provide content and services to our websites and mobile applications. In the area of content, we have relied and will continue to rely on third parties for the majority of the content that we publish under the SINA brand. Although no single third-party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful media properties, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be harmed.

In addition, the PRC government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a significant decrease of the amount of content we can publish on our websites and mobile applications. We may lose users if the PRC government chooses to restrict or prevent state-owned media from cooperating with us, in which case our revenues will be impacted negatively. Certain state-owned media companies, from whom we currently procure content, have built their own portal websites and may decide to not cooperate with us in the future.

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

We have recently experienced significant fee increases from some of our content providers in the areas of video content and other premium content. Competition for quality content for online advertising is intense in China. Our competitors include well-capitalized companies, both private and newly listed companies, many of whom operate on a net-loss basis, as well as well-established companies that have user traffic greater than ours. If we are unable to secure a large portfolio of professionally produced quality content due to prohibitive cost, or if we are unable to manage our content acquisition costs effectively and generate sufficient revenues to outpace the increase in content spending, our user traffic, financial condition and results of operations may be adversely affected.

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

We may be subject to claims based on the content we provide over our websites and platforms and services sold on our websites and platforms, which, if successful, could cause us to pay significant damage awards.

As a publisher and distributor of content and a provider of services over the internet, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message boards, chat room services, social media, light blog, blog, online video and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; and unsolicited emails, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service.

We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability. Our insurance coverage is limited, and may not be able to cover potential claims of this type and may not be adequate to indemnify us against all potential liabilities.

We may be subject to litigation for user-generated content provided on our websites and platforms, which may be time-consuming to defend.

User-generated content, or UGC, has become an important source of content to draw traffic to our websites and platforms. Our UGC websites and platforms, including Weibo, light blog, blog, online video, audio streaming and photo gallery, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant UGC and, even if properly screened, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.

We collect personal data from our user base in order to better understand our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. If we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to advertisers and our business could suffer.

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

In addition, an executive officer of our company is also the nominee shareholder of our VIEs and may have potential conflicts of interests arisen from her different roles. See “—Risks Related to Our Corporate Structure—The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.”

Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), H1N1 flu, H7N9 flu, Avian flu or other widespread public health problems could adversely affect our business.

Future outbreaks of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease, Zika virus or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease, Zika virus or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, H1N1 flu, H7N9 flu, Avian flu, Ebola virus disease, Zika virus or other widespread public health problems could result in the reduction of our advertising and fee-based revenues.

We have limited business insurance coverage.

The insurance industry in China is still developing and the business insurance products offered in China are limited. We have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

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

The Chinese government restricts foreign investment in internet-related businesses, including internet access and distribution of content over the internet. Accordingly, we operate our internet-related businesses in China through several VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. We control these companies and operate these businesses through contractual arrangements with the respective companies and their individual owners, but we have no equity control over these companies. Such restrictions and arrangements also apply to some of the China-based companies we have acquired or in which we have invested.

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the nominee shareholders of the VIEs entered into equity pledge agreements pursuant to which the nominee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office of the Administration for Industry and Commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of all our significant VIEs, except for Beijing Sina Internet Information Service Co., Ltd., or the ICP Company and Beijing Star-Village Online Cultural Development Co., Ltd., or Star VI, in which cases registrations of certain equity pledges are still in the process.

We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership. Any failure by our VIEs or their respective shareholders to perform their obligations under the contractual arrangements could have a material adverse effect on our business and financial condition.

Because PRC regulations restrict our ability to provide internet content directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate the businesses and assets held by our VIEs, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit and certain trademarks, patents, copy rights and domain names. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially after they have left our company. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the option to purchase their equity interests pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

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

We have designated individuals who are PRC citizens to be nominee shareholders of our VIEs in China. Among all shareholders of our VIEs, Ms. Hong Du currently serves as our president and chief operating officer and Mr. Gaofei Wang currently serves as the chief executive officer of Weibo. None of the VIEs’ shareholders beneficially owns more than one percent of the total outstanding ordinary shares of our company.

Although the VIEs’ shareholders are contractually obligated to act in good faith and in our best interest, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interest of our company. If these individuals were to act in bad faith towards us, they may breach, cause our VIEs to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have any arrangements to address such potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the share transfer agreements with the relevant individual nominee shareholder to request him/her to transfer all of his/her equity ownership in the relevant VIE to a PRC entity or individual designated by us. In addition, we also rely on those VIEs’ shareholders, who are also officers of our company or our subsidiaries, to discharge their fiduciary duties owed to our company or our subsidiaries. Such fiduciary duties require officers to act in good faith and in the best interest of the company and not to use their positions for personal gains. There are, however, no specific provisions under the Cayman Islands or PRC law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could distract management’s attention and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

Risks Related to Doing Business in China

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies, including limitations on our ability to own key assets, such as our websites and mobile applications.

The PRC government heavily regulates the internet sector, including the legality of foreign investment in this sector, the existence and enforcement of content restrictions on the internet and the licensing and permit requirements for companies in the internet industry. Because some of the laws, regulations and legal requirements with regard to the internet sector are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the PRC legal system is based on written statutes and prior court decisions have limited precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to the PRC government’s regulation of the Chinese internet sector include the following:

•                  We only have contractual control over our websites www.sina.com.cn and www.weibo.com in China as well as mobile applications related to these websites. We do not own them due to the restriction of foreign investment in businesses providing value-added telecommunication services.

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

•                  The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our websites or complete shutdown of our websites. For example, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the state secrecy and public security authorities. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our website. In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the PRC Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to three-year prison on internet users who fabricate or knowingly share defamatory false information online, which leads to serious consequence. The implementation of this newly promulgated judicial interpretation may have a significant and adverse effect on the traffic of our websites, particularly those with user generated contents, and in turn may impact the results of our operations and ultimately the valuation of our stock.

•                  Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. The General Administration of Press and Publication, Radio, Film and Television (the “GAPPRFT,” formerly known as the State Administration of Radio, Film and Television, or SARFT) or other Chinese governmental authorities may prohibit the distribution of certain contents over our media channels, which could also have a material adverse effect on our results of operations.

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

•                  In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) all the internet content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, (ii) online audio/video service providers transmitting internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) under this notice, online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and which content complies with the relevant content management rules and (iv) online audio/video content, include internet dramas and micro films, must be filed with the relevant authorities before release. This supplementary notice is relatively new, and thus far no relevant implementation rules or interpretations have been issued. On February 27, 2016, the GAPPRFT clarified that online series should be held to the same standards as those aired on TV and it will issue new rules on online series. It remains unclear what, if any, potential liabilities our ICP Company could face in respect of the online audio/video content available on our website. See also “— We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

•                  In 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by the State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on the reading channel that we then operated and our video sharing service channel, video.sina.com.cn. We also received a notice from the Beijing Municipal Cultural Market Administrative Law Enforcement Unit, which imposed an administrative fine of RMB5,085,183 ($732,419) on our company in connection with the content referred to above. There is no assurance that similar penalties will not be imposed on us again in the future.

The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of relevant PRC authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

We may not be able to continue offering online video services if we cannot find business partners with the required licenses.

Our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by State Administration of Press, Publication, Radio, Film and Television in 2014 for violations related to the distribution of certain literary and video content on the reading channel that we then operated and our video sharing service channel, video.sina.com.cn. We disposed of the majority equity interests in our online reading business in 2016, but are still operating the video sharing service channel. We may have to cease the video services or find business partners with the proper licenses to offer such services through cooperation arrangements. Our online game services may also be affected as the Internet Publication License governs the application for standard publication codes for the publishing of self-developed games.  There is no assurance that we will be able to find suitable third parties under commercially reasonable terms to continue these services, and even if we do enter into such cooperation arrangements to continue the services, the arrangements will increase our operational costs for delivering these services.  In addition, the revocation of the relevant licenses may harm our ability to obtain licenses and permits or similar permits in the near future and harm our reputation, which may have a material adverse impact on our ability to attract business partners and customers and on our revenues and results of operations.

We are required to, but have not been able to, verified the identities of all of our users who post on Weibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

On December 16, 2011, the Beijing Municipal Government issued the Rules on the Administration of Microblog Development, or the “Microblog Rules,” which became effective on the same day. Under the Microblog Rules, users who post publicly on microblogs are required to disclose their real identity information to the microblogging service provider and may still use pen names to reflect their account names on the front end. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing are required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. Furthermore, pursuant to the Cyber Security Law passed by the Standing Committee of National People’s Congress, which will come into effect on June 1, 2017, we will also be required to verify Weibo users’ real identities when they sign up. The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. While the Microblog Rules and Cyber Security Law are not clear regarding the type and extent of penalty that may be imposed on non-compliant microblogging service providers, we are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, termination of Weibo operations or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.

The Chinese government has enacted regulations governing internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the internet that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local internet service provider to block any websites maintained outside China at its sole discretion. Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or over the other platforms we use, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In April 2015, the State Internet Information Office, which regulates the dissemination of information over internet, informed us of its concerns about the spread of illegal information in our portal website sina.com.cn related to rumors, violence, terrorism, advocating of heresies and distorted news facts. We were further informed that Cyberspace Administration of China might impose punishment including fine, suspension of our internet news service and even shutdown of our portal website unless we improved censorship and control over contents in our websites. Since the standard of “illegal information” is far from clear, there is no assurance that our efforts to improve the censorship and control will be satisfactory to the State Internet Information Office, and we will be subject to the penalties listed above if the State Internet Information Office finds our improvement not sufficient. We are not sure whether the Chinese government will find our other online content inappropriate and therefore prevent us from monetizing the contents in our SINA portal and Weibo in the future. If they prevent us from offering such services, our profit will suffer.

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

Substantial uncertainties exist with respect to the interpretation and implementation of  Cyber Security Law  as well as any impact it may have on our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of classified protection systems for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. In addition, the Cyber Security Law requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities that are deemed to be part of the PRC’s “key information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

We do not believe that we are an operator of  “key information infrastructure “ as defined in the Cyber Security Law. However, there is no assurance that we will not be considered an operator of “key information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law.

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, however, no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

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

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 84.4% of our total voting power as of March 31, 2017.  The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign-invested enterprises meeting certain criteria are required to report on a quarterly basis. Also, the Ministry of Commerce may supervise and examine foreign investors and foreign invested enterprises, or FIEs, regularly or irregularly on their compliance with the Foreign Investment Law. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

As of December 31, 2016, we had approximately $1.5 billion in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, is qualified as a software enterprise and is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by an FIE to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our subsidiaries in China are directly invested in and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong entities are regarded as resident enterprises, then our Hong Kong entities may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, interest payments on the notes and any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC noteholders or shareholders from the transfer of our notes or shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on interest payments on the notes payable to our non-PRC noteholders, our dividends payable to our non-PRC shareholders or any gains realized by our non-PRC noteholders and shareholders from transfer of our notes or shares, their investment in our notes or shares may be materially and adversely affected. The current policy approved by our board of directors allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should our policy change to allow for earnings distribution offshore.

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

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as SAFE Circular 19 was promulgated recently, there remains substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “— Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.” If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

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

Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues, cost and operating expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Although Chinese government started to allow converting RMB into foreign currencies for current account items from 1996, conversion of RMB for most of the capital items, such as foreign direct investment, loans or securities, still requires the approval of the SAFE. Due to the rapid drop in China’s foreign exchange reserves during the second half of 2016, several regulators have repeatedly and publicly expressed a need for more vigilant steps to be taken to guard against overseas investment risks and the outflow of overseas investment funds, including additional regulatory review, examination of the authenticity of proposed transactions, and stricter examination of certain types of investment. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues may be in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

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

However, as there is a lack of clear statutory interpretation on the implementation of these rules, we cannot assure you that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face certain risks relating to the real properties that we lease.

In addition to SINA Plaza that we own, we also lease office space from third parties for our operations in China. Any defects in lessors’ title to the leased properties may disrupt our use of our offices, which may in turn adversely affect our business operations. For example, certain buildings and the underlying land are not allowed to be used for industrial or commercial purposes without relevant authorities’ approval, and the lease of such buildings to companies like us may subject the lessor to pay premium fees to the PRC government. We cannot assure you that the lessor has obtained all or any of approvals from the relevant governmental authorities. In addition, some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. We cannot assure you that title to these properties we currently lease will not be challenged. In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

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

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2014, we recorded a goodwill impairment charge of $14.5 million related to our acquired online reading business. In 2016, we recorded a goodwill and acquired intangibles impairment charge of $40.2 million, which was arising from certain acquisitions under our portal segment in light of the unsatisfied financial performance in 2016 and not optimistic forecast of future revenues. As of December 31, 2016, the total amount of our goodwill and acquired intangible assets was $12.1 million. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During 2016, the prices of our ordinary shares on the NASDAQ Global Select Market ranged from $39.58 to $85.24 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In January 2014, China Internet Network Information Center, or CNNIC, released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of Weibo’s users had declined by 9.2% from 2012 to 2013. Our share price fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

As was the case for 2015, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2016 and, unless we choose to deploy our passive assets in our operations purposes for other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

If we are characterized as a PFIC for any year, a U.S. Holder (as defined below under “Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should consider making a “deemed sale” election. For more information, see “Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations.”

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

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2017, we had 70,973,967 ordinary shares outstanding, of which 11,000,000 ordinary shares were held by New Wave MMXV Limited, or New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer. Pursuant to a Registration Rights Agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.” Registration of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Item 4.         Information on the Company

A.                                    History and Development of the Company

Sina Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co., Ltd. and California-based SINANET.com. In April 2000, our company completed the initial public offering and was listed on the NASDAQ market. Our company was incorporated under the law of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China, Hong Kong, Taiwan and the U.S., our principal place of operations is located at 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is (86)10-8262-8888.

The primary focus of our operations is in China, where the majority of our revenues are derived. Our business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd. and Weibo Internet Technology (China) Co., Ltd., as well as our significant VIEs and their subsidiaries, including Beijing SINA Internet Information Service Co., Ltd., Beijing Star-Village Online Cultural Development Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd., Beijing SINA Payment Technology Co., Ltd., Beijing Weimeng Technology Co., Ltd. and Beijing Weibo Interactive Internet Technology Co., Ltd.

Online advertising has been a main source of our revenues since our inception. We started offering MVAS in 2001, and it contributed significantly to our growth during 2001 to 2004, but started to experience fluctuation and disruption since 2005. As our efforts to diversify our services proposition to users, we launched Weibo in 2009 and started generating revenues from it in 2012. Weibo has experience rapid growth since then, and superseded our traditional portal advertising segment to become our largest revenue generator in 2015.

We have taken several actions to restructure and seek strategic cooperation for our online real estate business, including the spin-off of China Online Housing Technology Corporation, or COHT, in 2008, injection our interests in COHT to CRIC upon CRIC’s listing on the NASDAQ Global Select Market in 2009, and merger of CRIC with E-House in 2012. In August 2016, E-House was taken private. We contributed approximately $140 million as a member of the buyer consortium and became of the beneficial owner of 43% equity interests of E-House upon the completion of completion of the transaction. In December 2016, our interests in E-House was exchanged for 30% of outstanding shares of Leju and certain cash consideration, and consequently we became a principal shareholder of Leju, holding approximately 31.1% of its total outstanding ordinary shares.

We have also made investments in certain internet sectors that we have chosen to participate in through investments rather than organic development as well as in areas that we believes are strategic to extend our online ecosystem. For example, in August 2011, we purchased 9% of the issued and outstanding shares of Tudou, an online video company in China. Tudou merged into a wholly owned subsidiary of Youku in August 2012, in which transaction our shares in Tudou were converted into shares of the combined company, Youku Tudou Inc. We disposed of our interests in Youku Tudou in two transactions in 2015 and 2016, and recognized disposal gain of $53.4 million. In October 2011, we invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. We sold through Yunfeng Funds part of shares we held in Alibaba Group in its IPO in 2014 and another transaction in 2016, and recognized disposal gain of $109.2 million and $44.2 million, respectively.

In November 2013, we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, a number of holders exercised their option rights under the indenture to require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  We paid $646.9 million in cash to repurchase such notes.  As of the date of this annual report, $153.1 million principal amount of convertible senior notes were outstanding.  The remaining notes will mature on December 1, 2018. At any time prior to the maturity date, the notes can be convertible into our ordinary shares, at the option of the holders, based on an adjusted conversion rate.

On April 17, 2014, our subsidiary, Weibo listed its American depositary shares, each representing one Class A ordinary share of Weibo (the “Weibo ADSs”), on the NASDAQ Global Select Market in connection with an initial public offering of Weibo. Weibo offered a total of 19,320,000 Weibo ADSs, representing 19,320,000 Class A ordinary shares, in connection with its initial public offering. As approved by our board of directors in August 2016, we completed a distribution of Weibo Class A ordinary shares to our shareholders in October 2016 in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of September 12, 2016. We distributed a total of 7,088,116 Weibo shares. Following the distribution of Weibo shares, we held approximately 50% of Weibo’s total outstanding shares, representing approximately 75% of the total voting power.

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

SINA mobile. We also provide news information, entertainment contents and professional media contents customized for mobile users through mobile applications, such as SINA News, SINA Finance, SINA Sports, SINA Entertainment and SINA Blog, as well as through our mobile portal, SINA.cn.

Weibo. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, it provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Market and Industry Overview

Our primary focus is on the Chinese market, from which the majority of our revenues are derived. From a macro perspective, the success of our business is tied to the size and vitality of China’s economy. In a study published by the Chinese National Bureau of Statistics, China’s gross domestic product (“GDP”) in 2016 grew 6.7% year over year to RMB74.41 trillion ($10.72 trillion), showing a slowdown in the annual growth. The same study indicated that China’s annual disposable income per capita for urban households climbed from RMB19,109 ($2,752) in 2010 to RMB33,616 ($4,842) in 2016, representing a compound annual growth rate (“CAGR”) of 9.87%. During the same period, China’s retail sales of consumer goods grew from RMB15.46 trillion ($2.23 trillion) to RMB33.23 trillion ($4.79 trillion), representing a CAGR of 13.59%. The decline of annual growth rate of GDP and the flat CAGR of annual disposable income per capita as well as China’s retail sales of consumer goods reflect certain level of pressure on keeping economic momentum at the same rate as before.

From an industry perspective, however, the internet and internet-related markets in China have been evolving rapidly in the recent years. The success of our business largely depends on an ever increasing internet community and a dynamic online ecosystem in China where we are well positioned. According to the biannual survey by CNNIC on China’s internet industry, the number of internet users in China grew by 43.0 million in 2016 to reach 731 million as of December 31, 2016.

Further, another trend in the internet market is the shift of users from personal computers to mobile devices, especially mobile devices with high-speed internet access. The Ministry of Industry and Information Technology of PRC reported in January 2017 that the number of mobile phone users in China has reached 1.32 billion in December 2016, slightly increasing from the number in December 2015. Mobile users with broadband internet access, including mobile 3G and 4G users, have reached nearly 941 million at the end of December 2016, representing 71% of all mobile users in China. In particular, 4G mobile users increased significantly in 2016, recording an increase of 340 million users, representing 58% of all mobile users in China. Although the total number of mobile users has remained stable since the end of 2014, we are witnessing a great improvement in terms of mobile devices’ capacity to access and consume richer contents on internet. With the large user base in China, Chinese market continues to be attractive for us to expand our product offerings and to grow our revenue streams.

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

We also provide news information and entertainment content customized for mobile users in in forms of mobile applications, such as SINA News, SINA Finance, SINA Sports, SINA Entertainment and SINA Blog as well as through our mobile portal, SINA.cn, to mobile browsers.

User Offerings

As a leading digital content provider, SINA offers a variety of free interest-based vertical channels through SINA.com, SINA.cn and SINA mobile applications that provide region-focused format and content. The key vertical channels include:

SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, Beijing TV Station (“BTV”), China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, Nanfang Daily Group, Beijing News, Xinhua Net and Xinhua News Agency. Through SINA News channel, users have an easy access to breaking news coverage from multiple sources and points of view.

SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the major exchanges around the world, mainly including U.S., Shanghai, Shenzhen and Hong Kong stock exchanges, as well as breaking news from individual listed companies and market trend analysis.

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

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, mainly including news, sports, entertainment and education. SINA Video also allows users to upload, publish and manage user generated videos. For the risks concerning the revocation of our License for Online Transmission of Audio-Visual Programs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

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

Advertiser Offerings

SINA.com is an online brand advertising property. Through SINA’s various vertical channels, across PCs (sina.com) and various mobile platforms (sina.cn, SINA News App, SINA Finance App, SINA Sports App, etc.), we provide a rich spectrum of advertising and marketing solutions to advertisers to connect with users in a meaningful way. SINA’s advertising offerings consist of display ad, performance based ads and video ad. Display ad, which mainly takes the formats of banner, button, text-link and loading page ads and appear on pages within the SINA network, channels and promotional sponsorships, fulfils advertisers’ fundamental needs to drive brand awareness and interests to users or customers. Our primary advertising and sponsorship client base includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

To further deliver value for our advertisers and meet their branding needs at deeper level, we offer performance-based ad solutions, which mainly take the form of news feeds ad and are served within content streams across our various media platforms at mobile terminals in the form of text, static image or rich media and provide a personalized, targeted advertising experience to customers. This also helps attract customers with performance-driven marketing demands, such as small and medium enterprises. To enrich our advertising format, we also offer video ad on our platform which takes forms of pre-roll, mid-roll, and post-roll video screens as well as in-feed video ad.

Cooperation with Partners

In addition, we have closely cooperated with a range of content, service, application and distribution partners in order to serve users more effectively and to extend our brand and services to a broader audience. The goal of SINA.com’s content partnerships is to provide its users with an extensive offering of Chinese-language content. We contract with content partners to display their contents on one or more of our websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of our leading content providers include the International Olympic Committee, English Premier League, UEFA Champions League, La Liga, Bundesliga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association, MUTV, CCTV, JSTV, BTV, People’s Daily, Xinhua News Agency, China News Service, Global Times, Getty Images, Nanfang Daily Group, Beijing News, AFP, Associated Press, Reuters, Nasdaq OMX, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange. For our mobile content, SINA.com has established content partnerships with certain international record companies to provide image and music downloads.

Weibo’s Business and Products

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

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

Products for Users

Self-Expression Products. Weibo offers the following products to enable users to express themselves on Weibo platform:

•                  Feed. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A feed is usually limited to 140 Chinese characters, but Chinese characters are more information-dense than the letters of the alphabet and can convey more meaning in the same space. Furthermore, feeds on Weibo often include rich, descriptive and vivid content, such as photos, music, short videos, live streaming and long-form articles, while still fitting onto the screens of mobile devices.

•                  Individual Page. Each user has a Page that displays the user’s profile, feeds and album. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number is available on the user’s Page. Users with verified authentic identity information will have either a red or orange “V” mark on their profile picture. Users can personalize their Pages by selecting and changing their cover photo and profile picture at any time.

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

•                  Group Chat. Group Chat enables users to organize and participate in conversations based on common interests. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base. In addition, users who are viewing the same live streaming session can simultaneously participate in a group chat as well.

•                  Story. Users can continuously share photos and short videos, viewable by fans for up to 24 hours in a slide show format. Fans may leave comments in stories for others to view.

Discovery Products. Weibo offers the following products to help users discover content on Weibo platform:

•                  Information Feed.  Weibo’s relationship-based information feed (follow model) resides on the user’s home page. Each user’s relationship-based information feed displays a regularly updated flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships and timeliness of information. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, e-commerce, finance, celebrities and live streaming, and view feeds from each group separately.  Weibo also offers many other types of information feed. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by the user; and interest-based information feeds, which are timelines of feeds recommended by Weibo based on different interest-based themes. Hot Weibo timelines is an example of interested-based information feed that can be found in the discovery zone.

•                  Search. Our search function allows users to search our large content pool for users, feeds, videos, articles, pictures, etc., based on keyword (hashtagged), topic or recent popular trending.

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

•                  Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion.

•                  Discovery Zone. The discovery zone shows a host of content and services based on topical interest, such as local information feeds based on the user’s current location, including game services, movie ticket purchases, online music streaming, online trading of stocks, influencers’ e-commerce top picks and live streaming, as well as interest-based information feeds, including movies, music, the NBA, auto and food. The discovery zone also displays the latest trending hot topics and Hot Weibo feeds.

Notifications. Users can choose to be notified of Weibo account activities through SMS or push notification on their device.

Games Services. We offer third-party online games, including role playing games, card games, strategy games and real life simulation games. Most games on Weibo  are offered for free and certain games allow users to purchase virtual items. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

Weibo VIP Membership. Weibo VIP membership offers our users certain services and functions that are not available to regular users. With these additional functions, VIP members can follow more users, have more ways to personalize their Pages, can send voice feeds, enjoy more cloud storage, receive additional options to manage information flow and followers, receive SMS notification of Weibo account activity and have access to premium games. VIP membership is available through monthly or annual subscriptions.

Weibo Apps. We have developed a suite of mobile apps to further enrich the service offerings of Weibo. For example, Weibo Headlines aggregates news and information from Weibo and other online sources based on an article’s popularity and enables users to comment, like and share to their followers on Weibo. Another example is Weibo Weather (Tianqitong), a leading weather app in China that features weather condition, particle matter index (PMI) and other information, such as scenic photos from cities that users select to follow.

Products for Advertising and Marketing Customers

Weibo seeks to provide advertising and marketing solutions to enable its customers to promote their brands and conduct effective marketing activities. Weibo provides its customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on its platform. Weibo’s advertising and marketing customers include key accounts, Alibaba/e-commerce merchants, small and medium enterprises, or SMEs, and individuals that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Ads. Social display ads appear on a user’s home information feeds and other information feeds. When users click on a social ad, they may be redirected to the advertiser’s Weibo Page for further engagement.

Promoted Marketing. Weibo’s promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. We encourage our customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use our SIG recommendation engine to better target their audience and improve the relevancy of the ad to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media value to our customers. We offer promoted feeds tailored to different customer segments, such as;

•                  FST is a customizable and self-service marketing solution under a bidding system. Customers are able to target users based on gender, age, geographic location, interests and device type. They can also target users by their social interaction on our platform. For example, they may target all of the followers of a given user. Customers can place FST ads either through our authorized distributors, who have expertise in social marketing, or directly by themselves using our self-service advertising system;

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and

•                  Weibo Select is a highly customizable version of promoted feeds. We work directly with the customer or the customer’s ad agency to define the parameters of the targeted marketing. For example, in addition to targeting users based on demographics and social relationships, customers can target users who have engaged with feeds using a specific keyword during a specified time period.

•                  Promoted Accounts. Promoted accounts appear either in a column next to the information feed on PC or directly in the information feed on both PC and mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that we recommend to our users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement using their Weibo Pages.

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

Products for Platform Partners

Weibo seeks to provide its platform partners with tools and APIs that they can use to share their content to Weibo’s platform, distribute Weibo content across their properties and enhance their websites and applications with Weibo content, and to build social apps on Weibo or integrate their products with Weibo. Weibo’s platform partners include traditional and online media outlets, developers of games and other applications, MCNs and organizations with media rights. Products offered for our platform partners include:

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

•                  App Application Programming Interfaces. Weibo provides its platform partners a set of application programming interfaces that they can use to develop apps for Weibo platform. Currently, the most popular category of these apps is games.

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

•                  Enterprise Application Programming Interfaces. Weibo offers enterprise services to businesses and other organizations through enterprise application programming interfaces. For example, Weibo’s enhanced messaging application programming interfaces facilitate more convenient interaction between users and their followers. Using the application programming interfaces, third-party developers enable organizations to send private bulk messages to followers who have opted in to such subscriptions. For example, many followers of the China Earthquake Networks Center have subscribed for earthquake news alerts. With this subscription function, the  China Earthquake Networks Center is able to send timely earthquake news through Weibo’s messenger to all of its subscribers at once. Weibo also provides data application programming interfaces to third-party developers for them to provide data analytics services to brands and businesses.

Weibo Wallet. Weibo wallet enables our users to conduct interest-provoking events on Weibo, such as handing out “red envelops” and coupons to users to build a bigger and more active fan base and drive purchase conversion. Weibo wallet also enables users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and VIP membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts.

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

Online Payment. We developed an online payment system that enables merchants to transact online with their end customers or vendors. It is connected with banks’ websites, and we charge service fees to merchants for such service.

eReading.  eReading is a one-stop shop for book reviews as well as complimentary and fee-based online book reading. It also features information and updates on hot social and cultural topics and interviews with writers and famous opinion leaders. We disposed of the majority equity interests in our eReading business in 2016.

Sales and Marketing

We maintain our own sales operations team. We transact business with key account customers primarily through third-party advertising agencies and with SMEs primarily through our distribution network.

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

Technology Infrastructure

SINA’s infrastructure allows users to access its products and services, regardless of their geographical location. SINA’s infrastructure is also designed to provide high-speed access by forwarding user requests to data centers hosting pc sites, mobile sites and mobile applications with faster network or lower loads. Our web pages are generated, served and cached by servers hosted at various co-location data center in mainland China, the U.S., Taiwan and Hong Kong. SINA’s servers mainly run on Linux platforms using Apache, Squid, Nginx, Java, PHP, Redis and Mysql, etc. These servers are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, China Telecom in Santa Clara, California, as well as NTT in Hong Kong.

We believe that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, traffic, network-server intrusion and timeliness of content. SINA’s mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of mobile network operators in China to provide MVAS to SINA’s users. Nevertheless, we have experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on our business, similar instances may have a material impact on our business in the future.

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

The development of China’s advertising industry also has impacts on our product offerings and revenue generation.  According to iResearch’s report on China’s online advertising market in 2016, the overall online advertising revenues is estimated to grow at an annual growth rate of 34% in 2016, which slightly slowed down compared with prior year. While the entire online ad market experienced healthy growth in the past year, certain trends have transformed the market. From regulatory perspective, the newly adopted Advertisement Law in 2015 and Interim Measures for the Administration of Internet Advertising on 2016 have set a higher standard for the content, the format of online advertisement and qualification of advertisers. From digital ad budget allocation perspective, advertisers have continued to shift budgets from PC to mobile, which has an unfavorable impact on overall portal advertising which has been dominant on the PC side. From ad products perspective, online display ad revenues grew 24% in 2015, which under paced the overall online ad revenue growth and have shown a slowdown trend compared with prior years. Display ad with photos has reached a maturated level and gradually lost market share to display ad in forms of video and rich media.

With these factors taken into account, along with macro headwinds and unfavorable foreign exchange rate impact, there are challenges we face to ramp up our portal business in the short run and there are efforts we need to make to optimize our ad products and improve mobile monetization capability to keep up with China’s advertising market and achieve growth in the long run. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MIIT, the various services of the PRC internet industry are also regulated by various other governmental authorities, such as SAIC, the State Council Information Office (“SCIO”), Cyberspace Administration of China (“CAC”), the GAPP, the SARFT (GAPPRFT was formed when the GAPP was combined with the SARFT in March 2013), the Ministry of Education (“MOE”), the MOC, the Ministry of Health (“MOH”), and the Ministry of Public Security.

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

PRC Corporate Structure

The PRC government restricts foreign investment in internet-related businesses. Accordingly, we operate our internet-related businesses in China through our VIEs that are PRC domestic companies owned principally or completely by certain of our PRC employees or PRC employees of our directly-owned subsidiaries. For a list of our material directly owned subsidiaries and VIEs in China, please see “C. Organizational Structure” below.

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

Internet Information Services

The Measures for the Administration of internet Information Services, or the ICP Measures, went into effect on September 25, 2000, which was subsequently amended on January 9, 2011. Under the ICP Measures, any entity providing information to online internet users must obtain an operating license from the MIIT or its local branch at the provincial level in accordance with the Telecom Regulations described above. The ICP Measures further stipulate that entities providing online information services in areas of news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain permission from responsible national and local authorities prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in a conspicuous location on their websites. ICPs must exam their websites to remove categories of harmful content that are broadly defined. This obligation reiterates internet content restrictions set by other ministries over the past few years.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in July 2009 by the MIIT authorizing the ICP Company to provide national information services of the internet data center service of the first category of the value-added telecommunication service (excluding online resources coordination) and the second category of the value-added telecommunication services (excluding internet information services). The license is valid through April 9, 2018 and is subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through November 23, 2020 and subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued  by the MIIT authorizing StarVI to provide national information services of the second category of the value-added telecommunication services (excluding internet information services). The license is valid through August 8, 2019 and is subject to annual inspection.  StarVI also holds a Telecommunication and Information Services Operating License, which was issued by the Beijing Communication Administration Bureau. The license is valid through November 11, 2020 and is subject to annual inspection.

Weimeng currently holds a Value-Added Telecommunication Services Operating License, which was issued on December 13, 2016 by the MIIT authorizing Weimeng to provide national information services of the second category of the value-added telecommunication services (excluding internet information services). The license is valid through November 3, 2019 and is subject to annual inspection. Weimeng also holds a Telecommunication and Information Services Operating License, which was issued on by Beijing Communication Administration Bureau authorizing Weimeng to provide internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through May 20, 2020 and is subject to annual inspection.

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

Online Transmission of Audio-Visual Programs

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state owned or state controlled. According to relevant official answers to press questions published on the website of the State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License promulgated by the State Administration for Radio, Film and Television in 2009. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000 ($4,321), seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On December 16, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC issued the Rules for the Administration of Video and Audio Programs on microblog, Wechat and other Social Media Platforms, or Circular 196. Circular 196 requires that any organizations that provide online streaming through social media platforms such as microblog or Wechat must obtain an internet audio/video program transmission license. For those organizations and individuals that do not hold such a license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, film and TV dramas broadcast through social media is required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news.

According to the Reply on Approvals for Beijing SINA Internet Information Service Co., Ltd. Engaging in the Business of Information Services Relating to Online Transmission of Audio-visual Programs issued by the State Administration for Radio, Film and Television on October 17, 2004, the ICP Company has been approved to carry out the online transmission of audio-visual programs. The ICP Company had a License for Online Transmission of Audio-Visual Programs that was issued by the State Administration for Radio, Film and Television and originally valid through April 28, 2015. In 2014, however, our License for Online Transmission of Audio-Visual Programs was revoked by the State Administration of Press, Publication, Radio, Film and Television due to certain unhealthy and indecent content from third-parties or by users on our portal, i.e., on our website www.sina.com.cn. We may not continue offering video service unless we reapply and receive the License for Online Transmission of Audio-visual Programs or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

Production of Radio and Television Programs

On July 19, 2004, the State Administration for Radio, Film and Television promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Regulations,” which came into effect as of August 20, 2004 and were amended on August 28, 2015. The Radio and TV Programs Regulations provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit.

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through February 2019 and is subject to annual inspection. Additionally, Weimeng also holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid until February 2019.

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

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions which is jointly issued by the MIIT and the GAPPRFT on February 4, 2016, and became effective on March 10, 2016. The Online Publishing Provisions replaced the internet Publishing Rules. The Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC is subject to the Provisions.  The Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refers to digital works which have publishing features such as having been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and others. Any online game shall obtain approval from the State Administration of Press, Publication, Radio, Film and Television before it is launched online. Further, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

According to the Online Publishing Provisions, web portals like SINA are required to apply to and register with GAPP before distributing internet publications.

In accordance with these rules, the ICP Company obtained an internet Publication License issued by GAPP on December 21, 2010, however, in 2014, such internet Publication License was revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary on our reading channel, book.sina.com.cn. We may not continue offering internet publication service unless we reapply and receive the internet Publication License or find a business partner with proper licenses to corporate to provide this service. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

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

On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on February 21, 2008 and August 28, 2015. These rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under these rules and other regulations issued by the GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPP.

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

On February 4, 2016, the MIIT and the GAPPRFT jointly issued the Online Publishing Provisions which took effect on March 10, 2016. The Online Publishing requires that any online game shall obtain approval from the State Administration of Press, Publication, Radio, Film and Television before it is launched online.

Star VI and the ICP Company hold Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, which is valid through December 30, 2017. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

The ICP Company currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 30, 2017. StarVI currently holds an Online Culture Operating Permit issued by MOC, which was valid through December 30, 2019. Weimeng currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 31, 2017.

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

In July 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. The measures also prohibit unfair competition in internet advertisement publishing, including (1) providing or using any programs or hardware to intercept or filter any legally operated advertisements of other persons; and (2) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block legally operated advertisements of other persons or load advertisements without authorization. Violation of these regulations may result in fine of no more than RMB 30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

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

Online Payment

On June 14, 2010, the People’s Bank of China promulgated the Measures for the Administration of Payment Services of Non-Financial Institutions (“The Measures”), which took effect on September 1, 2010. On December 1, 2010, the People’s Bank of China promulgated implementing rules for the Measures. The Measures and the implementing rules require any non-financial institution engaging in payment services, such as online payment, issuance and acceptance of prepaid cards, and bill collection via bankcard, to obtain a Payment Service License. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in payment business within a province must be at least RMB30 million.

In addition, in December 2015, the People’s Bank of China promulgated the Administrative Measures on the Online Payment Business of Non-Bank Payment Institutions, or the Measures on Online Payment Business, which took effect on July 1, 2016. The Measures on Online Payment Business requires payment institutions to comply with the “Know Your Client” principle and establish a client identification mechanism. Payment institutions shall register and verify real-name and basic identification of clients that open account with them. In addition, the Measures on Online Payment Business categorizes online payment accounts of individuals into three types, with each type subject to particular use of purposes and different limits on the amounts that can be paid from the accounts.

Beijing Sina Payment Technology Co., Ltd., a wholly owned subsidiary of the ICP Company, has obtained a Payment Service License from the People’s Bank of China valid until December 31, 2019, which enables us to engage in nationwide online payment business through the internet and mobile phones.

Information Security and Censorship

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress in 2000 and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

According to the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated by Beijing Administration for Industry and Commerce (“BAIC”) in 2000, websites must comply with the following requirements:

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which will come into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “key information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “key information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. A prior draft of the Cyber Security Law included reference to any networks with a large number of users, but this language was deleted in the final version of the law.

In addition, the Cyber Security Law requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law will come into effect on June 1, 2017.

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

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2016, four of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2016, five of our subsidiaries in China were qualified as software enterprises under the EIT Law, among which only Weibo Technology is still enjoying the preferential tax treatments.

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

Business Tax and Value-Added Tax

Before a pilot program (the “Pilot Program”) launched by the PRC government  in 2012, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services, while our MVAS business is subject to a business tax rate of 3%. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities.

Pursuant to the Pilot Program, a VAT was initially implemented in Shanghai starting January 1, 2012 to replace the business tax in certain modern service industries. Effective September 1, 2012, the Pilot Program was expanded to eight other cities and provinces in China, including Beijing. Beginning from August 1, 2013, the Pilot Program was expanded to all regions in PRC. Further, form May 2016, VAT will be implemented comprehensively across the country and replace business tax in finance, construction, real estate and daily life service industries. With the implementation of the Pilot Program, we are subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business. Our MVAS revenue is switched into VAT since June 2014 and subject to 6.7% VAT and surcharges.

Labor and Work Safety

The Labor Law of the PRC, or the Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009, provides basic protections for employees. For examples, employers should sign labor contracts with employees if labor relationships are to be established; employers cannot compel employees to work beyond the time limit and should promptly pay wages not lower than local minimum wage standards to employees; employers shall establish and improve occupational safety and health policies and procedures and strictly abide by applicable PRC rules and standards on labor safety and health; and female employees and juvenile employees are given special protection.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law was amended on December 28, 2012 and came into effect on July 1, 2013. On September 18, 2008, the State Council promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign a non-fixed term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to compensate the employee if the employer terminates the unlimited term labor contract, unless the employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their accumulative length of services. Employees who waive such vacation time at the request of employers shall be compensated for three times of their daily salaries for each waived vacation day.

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

(2)         Shareholders of the ICP Company including H. Du, our executive officer, holding 27.3% equity interest, G. Wang, the chief executive officer of Weibo, holding 22.8% equity interest.  The remaining equity interest is held by D. Lin and F. Cao, two nominee shareholders of our company, holding 22.8% and 27.1% of ICP Company’s equity interest, respectively.  The registered capital of the ICP Company is $19.0 million.

(3)         Shareholders of StarVI include nominee shareholders, G. Wang, L. Wei and H. Du, holding 40%, 30% and 30% of StarVI’s equity interest, respectively. The registered capital of StarVI is $1.2 million.

(4)         Shareholders of Weimeng include four nominee shareholders, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The registered capital of Weimeng is $9.1 million.

(5)         Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”) is an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

(6)         Beijing Weibo Interactive Technology Co., Ltd. (“Weibo Interactive”), an online-game platform company, was acquired by the IAD Company in May 2013.  The entire equity interest in Weibo Interactive was transferred to Weimeng in December 2013.  The registered capital of Weibo Interactive is $8.7 million.

(7)         The nominee shareholders of our VIEs have immaterial stake in our company.

Contractual Arrangements with VIEs and Their Respective Shareholders

In order to comply with the PRC government’s foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services, advertising and MVAS in China via our significant domestic VIEs:

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2016, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $68.9 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements:

Loan Agreements. One of our wholly owned subsidiaries, Sina.com Technology (China) Co., Ltd, or STC, or Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, in the case of Weimeng, has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The terms of the loans are ten years in general.  STC, or Weibo Technology in the case of Weimeng, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

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

StarVI, one of our VIEs, has engaged STC to provide technical services for its internet information service and STC has the sole right to appoint any company or companies at its discretion to perform such technical services.

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

Trademark License Agreements. STC, or Weibo Technology in the case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in the case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in the case of Weimeng. The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or Weibo Technology in the case of Weimeng. In addition, only STC or Weibo Technology in the case of Weimeng may terminate the respective trade license agreement prematurely. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

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

D.                                    Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Tianjin, Shanghai, Guangzhou and Shenzhen. Our offices at SINA Plaza in Beijing, comprising approximately 132,000 square meters, hold our principal sales, marketing and development facilities. We also have sales, marketing and other operations at satellite offices across China.

In addition to SINA Plaza that we owned, we also lease office facilities under non-cancelable operating leases with various expiration dates through 2022. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

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

A.                                    Operating Results

Overview

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile applications and mobile portal), Weibo (social media) enable internet users to access professional media and UGC in multimedia formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com. SINA.com offers distinct and targeted professional content on each of its region-specific websites and a range of complementary offerings. Over years, we have built a broad content network with thousands of professional media partners and accumulated a large mainstream user base, including well-educated, white-collar professionals.

SINA mobile. We also provide news information and entertainment content customized for mobile users through mobile applications, such as SINA News, SINA Finance, SINA Sports, SINA Entertainment and SINA Blog, as well as through our mobile portal, SINA.cn.

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2016, Weibo had 313 million MAUs and 139 million average DAUs, increasing from 236 million MAUs and 106 million average DAUs in December 2015, with approximately 90% MAUs accessed Weibo from mobile devices at least once during the month.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA portal, SINA mobile and Weibo, such as promoted feeds. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services.

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, SMEs as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increase our online advertising revenue in 2016. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

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

•                  our ability to achieve sustainable revenue growth and profitability for our social media Weibo;

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

Our portal business faced challenges in growing our advertising revenue in near term with accelerated user migration to mobile terminals and diversification of customer marketing spendings on various internet advertising sectors. We have renovated our legacy business by focusing on mobile front to gain market share, build up our advertising system, expand our customer base, and enable transactions and execute vertical strategies to diversify our revenue source. During the transformation process, we expect to incur more costs and expenses in near term to build up new talent pool and make investments in product innovation and business opportunities to achieve growth in long-term perspective. The investment in talents and products may reduce our gross margin and profitability in near term. In 2016, we provided an impairment of $36.7 million on our portal advertising segment taking into consideration a number of factors, including but not limited to the expected future cash flows and revenue growth rates.

In April 2013, we entered into an agreement to form a strategic alliance between several of our affiliated entities, including PRC subsidiaries of Weibo, and several entities affiliated with Alibaba, including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. The strategic alliance generated approximately RMB2.3 billion ($331 million) in advertising and marketing revenues in aggregate for us from 2013 to 2015. We continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016.

Concurrently with the formation of the strategic alliance between Alibaba and us, Alibaba, through Ali WB, a wholly owned subsidiary of Alibaba, invested $585.8 million to purchase preferred and ordinary shares of Weibo in April 2013, representing approximately 18% of Weibo on a fully diluted basis. We also granted an option to Ali WB which enables Ali WB to increase its ownership in Weibo up to 30% on a fully diluted basis, and the option was fully exercised by Ali WB concurrently with Weibo’s initial public offering in April 2014.

In April 2014, Weibo listed its American depositary shares on the NASDAQ Global Select Market in connection with its initial public offering. As a part of the offering, 6,000,000 Weibo ADSs were allotted to Ali WB. Concurrently with the initial public offering, Ali WB fully exercised its option to acquire an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. Subsequent to its initial public offering, Weibo repurchased 2,923,478 ordinary shares from our company with the proceeds from the issuance of ordinary shares to Ali WB in the private placement. As of March 31, 2017, we remained the largest shareholder of Weibo, holding approximately 49.8% of Weibo’s total outstanding shares, representing 74.9% of Weibo’s total voting power, and Ali WB remained the second largest shareholder holding approximately 31.0% of Weibo’s total outstanding shares.

Taxation

We generate the majority of our operating income (loss) from our PRC operations and have recorded income tax provisions (benefits) for the periods presented. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all periods presented.

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Effective January 1, 2008, the EIT Law in China supersedes the previous EIT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%. As of December 31, 2016, four of our subsidiaries and VIEs were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprises,” which were updated in April 2013. An entity qualified as a software enterprise may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. As of December 31, 2016, five of our subsidiaries were qualified as software enterprises. Among them, four subsidiaries had fully enjoyed their five-year tax holidays, and Weibo Technology started to enjoy the relevant tax preferential treatment starting from 2015.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that our operation outside of the PRC is likely to be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and short implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on our worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends paid from our PRC subsidiaries to our Hong Kong subsidiaries. If our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2016.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

We did not recognize any amount of unrecognized tax benefits and related interest and penalties in our financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2015 and 2016, respectively, there was approximately $0.6 million unrecognized tax liability, arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to our consolidated financial statements for all periods presented. We do not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of our PRC subsidiaries and VIEs for tax years 2012 through 2016 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, the State Administration of Tax issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” In June 2015, according to communication with local tax authority in China, our sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such our capital gain from this transaction is subject to PRC withholding tax at rate of 10%. We have paid such tax in full in 2015. Although we believe that it is more likely than not all of our other equity transfers during the presented periods would be determined as one with a reasonable commercial purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely affect our financial condition, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 increases of 2.0%, 1.4% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Advertising

Our advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our websites or platform, in particular formats and over particular periods of time. We enter into cost per day (“CPD”) advertising arrangements with customers, under which we recognize revenues ratably over the contract periods, when the collectability is reasonably assured. We also enter into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with customers, under which we recognize revenues based on the number of times that the advertisement has been displayed.

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

In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable), which required the arrangement consideration be allocated to all deliverables at the inception of the arrangement on the following basis (a) vendor-specific objective evidence (“VSOE”) of selling price, if it exists, otherwise, (b) third-party evidence (“TPE”) of the selling price. If neither (a) nor (b) exists, then use (c) management’s best estimate of the selling price of the deliverable. We primarily uses VSOE to allocate the arrangement consideration if such selling price is available. For the deliverables that have not been sold separately, the best estimate of the selling price has taken into consideration of the pricing of advertising areas of our websites or platform with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. Revenues recognized with reference to best estimate of selling price were immaterial for all periods presented. We recognize revenue on the elements delivered and defers the recognition of revenue for the undelivered elements until the remaining obligations have been satisfied. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

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

Other fee-based services

Other fee-based services allow our users to subscribe to services on our websites or platform, mainly including game-related services, Weibo VIP membership, online payment services, eReading and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Weibo VIP Membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

We began to offer data licensing that allows our customers to access, search and analyze historical and real-time data on our platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Deferred revenues

Deferred revenues are mostly derived from a licensing agreement with Leju. Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services. Deferred revenues represent the unamortized balance of license fees or service fee paid by third parties, and the deferred revenues are amortized on a straight-line basis through the service period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. Allowance for doubtful accounts charged to our income statement was $21.6 million, $14.9 million and $14.6 million for 2014, 2015 and 2016, respectively.

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

We recognize the estimated compensation cost of service-based restricted share units based on the fair value of the corresponding ordinary shares on the date of the grant. We recognize the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

We recognize the estimated compensation cost of performance-based restricted share units, net of forfeitures, based on the fair value of the corresponding ordinary shares on the date of the grant and adjust the compensation cost according to the probability of performance target achievement at the end of each reporting period.

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

We measure certain financial assets, including our investments under cost method and equity method at  fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair values of equity investments in the equity securities of publicly listed companies are measured using quoted market prices.  Non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities approximates fair value.  We utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

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

Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight- line method over the estimated useful lives of the assets. Judgment is required to determine the estimated useful lives of assets, especially for buildings, including determining how long the constructed building can function and when the building was in the status of ready. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.  Accordingly, this guidance will be effective for us beginning the first quarter of fiscal year 2018.  We plan to adopt the new revenue guidance in fiscal year 2018 and are in the process of evaluating the impact on our consolidated financial statement.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which is intended to improve the recognition and measurement of financial instruments. This guidance will be effective for us beginning the first quarter of fiscal year 2018. No significant impacts on the consolidated financial statements from the guidance were expected.

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

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments became effective beginning the first quarter of fiscal year 2017. We do not expect a significant impact on our consolidated financial statements from the amendments.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented.  We plan to adopt the amendments in the fiscal year of 2018.  No significant impacts on the consolidated financial statements from the amendments are expected.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments should be applied using a retrospective transition method to each period presented. We plan to early adopt the amendments in the first quarter of fiscal year 2017. Since then, the changes in restricted cash in the consolidated cash flow are no longer presented within investing activities and will be retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018.  Early application is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. We are currently evaluating the impact the amendments will have on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. We are currently evaluating the impact the amendments will have on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, Derecognition and Partial Sales of Nonfinancial Assets. The amendments in this ASU clarify the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted but is conditioned upon the early adoption of the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. We are currently evaluating the impact the amendments will have on our consolidated financial statements.

Results of Operations

Net revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2014		2015		2016		YOY 2015	YOY 2016
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Portal Advertising	375,504	49	340,814	39	304,090	30	(9)	(11)
Weibo	334,172	43	477,891	54	651,915	63	43	36
Others	58,565	8	61,964	7	74,931	7	6	21
	768,241	100	880,669	100	1,030,936	100	15	17

We generate revenues from (1) portal advertising business, which includes advertising on SINA.com and SINA mobile properties, (2) Weibo, which includes revenues from Weibo advertising and marketing as well as Weibo VAS, and (3) other channels, which mainly include MVAS and online payment services.

2016 Compared to 2015.  Our total net revenues increased 17% year over year from $880.7 million in 2015 to $1,030.9 million in 2016, mainly due to the growth of Weibo revenues, partially offset by the decrease in portal advertising revenues.

2015 Compared to 2014.  Our total net revenues increased 15% year over year from $768.2 million in 2014 to $880.7 million in 2015, mainly due to the growth of Weibo revenues, partially offset by the decrease in portal advertising revenues.

Portal Advertising

Substantially all of our portal advertising revenues are generated from China. Automobile, fast-moving consumer goods, Internet services, financial services and IT sectors were our top advertising sectors in 2015 and 2016, accounting for approximately 66% and 60%, respectively, of our portal advertising revenues in China. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time, similar to those of traditional media companies. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of the offering website. We maintain a variety of traffic metrics for our internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these and other reasons, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

2016 Compared to 2015.  Our portal advertising revenues decreased 11% year over year from $340.8 million in 2015 to $304.1 million in 2016. The decrease was mainly due to the unfavorable foreign exchange impact and an increasingly competitive online advertising market landscape which led to a shift by many brand advertisers, the largest customer segment in our portal advertising business, of advertising budget away from portal websites. On the other hand, however, we witnessed significant increase of revenues from SME customers, growing 30% from $72.1 million in 2015 to $93.9 million in 2016 and contributing 31% of total portal advertising revenue in 2016 as compared to 21% in 2015. We now have a nationwide SME distributor network to meet the marketing needs of SME customers and we expect revenue from SME customers continue to grow stably in 2017. Additionally, revenues generated from mobile devices have been increasing, as we witnessed a rapid growth of traffic on our mobile properties in recent years. We generated 46% of portal advertising revenues from mobile devices in 2016, compared to 25% in 2015. We expect revenues generated from mobile traffic as a percentage of the total portal advertising revenues will continue to increase in 2017.

2015 Compared to 2014.  Our portal advertising revenues decreased 9% year over year from $375.5 million in 2014 to $340.8 million in 2015. The decrease was mainly due to the unfavorable foreign exchange impact and an increasingly competitive online advertising market landscape which led to a shift of advertising budget by brand advertisers, which has been the largest customer segment in terms of revenue contribution for portal advertising business, from portal to APPs. On the other hand, however, we witnessed significant increase of revenues from SME customers, growing 106% from $35.0 million in 2014 to $72.1 million in 2015 and contributing 21% of total portal advertising revenue in 2015 as compared to 9% in 2014. We generated 25% of portal advertising revenues from mobile devices in 2015, compared to 6% in 2014.

Weibo

The following table sets forth the breakdown of revenues from Weibo, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2014		2015		2016		YOY 2015	YOY 2016
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Advertising and Marketing	264,782	34	402,415	46	567,097	55	52	41
Weibo VAS	69,390	9	75,476	8	84,818	8	9	12
	334,172	43	477,891	54	651,915	63	43	36

2016 Compared to 2015.  Revenues from Weibo increased 36% year over year from $477.9 million in 2015 to $651.9 million in 2016.

•                  Advertising and marketing revenues from Weibo grew by 41% from $402.4 million in 2015 to $567.1 million in 2016. Revenue from key accounts grew by 94% from $103.5 million in 2015 to $201.3 million in 2016, largely attributed to the increase in Weibo’s brand influence, the expansion of advertising inventory, new and upgraded ad products, the increase in user growth and user engagement as well as the coverage of the Rio 2016 Olympics. Revenue from SMEs grew by 98% from $155.2 million in 2015 to $307.9 million in 2016, primarily attributed to the increase of the number of SMEs, up 63% year over year to 2.5 million in 2016, the expansion of advertising inventory, new and upgraded ad products, and increase in user growth and user engagement. Revenue generated from Alibaba were $57.9 million, compared to $143.7 million in 2015, and accounted for 6% of our total revenues in 2016, as the strategic framework agreement with Alibaba expired in January 2016. In 2016, mobile advertising revenues accounted for approximately 67% of Weibo’s total advertising and marketing revenues, as compared to 63% in 2015, due to the growth of both mobile users as well as advertiser preference. Mobile MAUs increased by 43% year over year to 282 million in December 2016. We expect Weibo mobile advertising revenues to continue to increase in absolute amount and as a percentage of the total advertising and marketing revenues from Weibo in 2017.

•                  Revenues from Weibo VAS increased by 12% from $75.5 million in 2015 to $84.8 million in 2016. The increase was primarily attributed to the revenue growth of Weibo’s VIP membership, which increased by 90% from $17.6 million in 2015 to $33.3 million in 2016. Revenues generated from game-related service decreased from $44.3 million in 2015 to $30.9 million in 2016. The decline in game service revenue was mainly attributed to the unsatisfactory performance of licensed games, particularly on PC terminals.

2015 Compared to 2014.  Revenues from Weibo increased 43% year over year from $334.2 million in 2014 to $477.9 million in 2015.

•                  Advertising and marketing revenues from Weibo grew by 52% from $264.8 million in 2014 to $402.4 million in 2015. The increase was mainly driven by higher social display advertising revenue, including $143.7 million revenue generated from our strategic alliance with Alibaba, a related party, in 2015. Revenues from key accounts grew by 8% from $95.7 million in 2014 to $103.5 million in 2015, mostly attributed to Weibo + TV and Big Day ad campaigns, as well as the increase in user growth and user engagement. Advertising revenue generated from Alibaba was $143.7 million, up 34% year over year, and accounted for 30% of our total revenues in 2015. Revenues from SMEs grew by 153% from $61.5 million in 2014 to $155.2 million in 2015, mainly attributed to the growth in the number of SMEs, which increased by 211% to 1.5 million in 2015, as well as the launch of self-service ads since the fourth quarter of 2014. The growth of Weibo advertising and marketing revenues was also attributed to the shift of demand from PC ads to mobile ads. In 2015, mobile ad revenue accounted for approximately 63% of total Weibo advertising and marketing revenue, compared to approximately 44% in 2014. Mobile MAUs increased by 39% from 141 million in December 2014 to 196 million in December 2015.

•                  Revenues from Weibo VAS increased by 9% from $69.4 million in 2014 to $75.5 million in 2015. The increase was mainly attributable to increasing revenues from game-related services and Weibo VIP Membership service, partially offset by a 60% year-over-year decline in revenue from data licensing, a deemphasized business in 2015. Revenues generated from game-related service increased from $33.3 million in 2014 to $44.3 million in 2015 primarily due to an increase in average monthly revenue per paying account. Revenues from VIP membership increase from $13.0 million in 2014 to $17.6 million in 2015.

Other Revenues

The following table sets forth the breakdown of our other revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2014		2015		2016		2015	2016
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
MVAS	27,736	4	24,580	3	26,721	3	(11)	9
Others	30,829	4	37,384	4	48,210	4	21	29
	58,565	8	61,964	7	74,931	7	6	21

Our other revenues include revenues from MVAS and other services, which mainly include amortized deferred revenues and revenues from fee-based services, such as online payment service and eReading business.

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

In conjunction with the sale of our online real estate business to CRIC in October 2009, we signed certain license agreements with CRIC. The fair value of these license agreements were measured at $187.4 million, which was recognized as deferred revenue and amortized on a straight-line basis over the contract period of ten years. CRIC merged with E-House in April 2012 and the agreement rights were subsequently reassigned to E-House’s subsidiary, Leju, which was spun off in April 2014.  In March 2014, these license agreements were amended and extended for another ten years. Consequently, the unamortized defer revenue balance as of March 31, 2014 will be amortized on a straight-line basis until March 2024.

2016 Compared to 2015.  Our other revenues increased by 21% year over year from $62.0 million in 2015 to $74.9 million in 2016. Excluding MVAS revenues, our other revenues increased by 29% from $37.4 million in 2015 to $48.2 million in 2016, mainly resulting from our expansion in certain vertical businesses, such as online payment service.  MVAS revenues increased by 9% from $24.6 million in 2015 to $26.7 million in 2016. We had amortized deferred revenues of $10.4 million in 2016 compared to $10.4 million in 2015. As of December 31, 2016, our license agreements with Leju had an unamortized balance of $75.0 million.

2015 Compared to 2014.  Our other revenues increased 6% year over year from $58.6 million in 2014 to $62.0 million in 2015, mainly due to an increase in revenue from other services partially offset by a decline in revenue from MVAS. Excluding MVAS revenues, our other revenues increased by 21% from $30.8 million in 2014 to $37.4 million in 2015, mainly resulting from our expansion in certain vertical businesses, such as automobile and finance. MVAS revenues declined by 11% from $27.7 million in 2014 to $24.6 million in 2015, mainly due to the decline in market demand. The decline was also due to anti-internet pornography measures taken jointly by the Anti-Pornography Working Group Office of China, the State Internet Information Office, Ministry of Industry and Information Technology and the Ministry of Public Security in 2014 and the corresponding measures carried out by major operators, such as China Mobile and China Unicom, to clean up mobile content.  We had amortized deferred revenues of $10.4 million in 2015 compared to $12.0 million in 2014.

Cost of revenues

The following table sets forth the breakdown of our cost of revenues.

	For the Year Ended December 31,
				% of Change
	2014	2015	2016	YOY 2015	YOY 2016
	(In thousands, except percentages)
	$	$	$	%	%
Portal Advertising	172,078	157,862	136,196	(8)	(14)
Weibo	83,599	141,960	170,945	70	20
Others	34,664	35,558	47,555	3	34
	290,341	335,380	354,696	16	6

Our cost of revenues increased 6% year over year from $335.4 million in 2015 to $354.7 million in 2016, mainly due to an increase in cost of Weibo revenues and cost of other revenues, which is partially offset by a decrease in the cost of portal advertising revenues. Our cost of revenues increased by 16% year over year from $290.3 million in 2014 to $335.4 million in 2015, mainly due to an increase in costs of Weibo revenues and other revenues, which is partially offset by a decrease in the cost of portal advertising revenues.

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

2016 Compared to 2015.  Cost of portal advertising revenues decreased by 14% from $157.9 million in 2015 to $136.2 million in 2016 due to the decrease in bandwidth costs of $8.4 million, revenue shared with service vendors of $7.8 million and content fees of $6.0 million, partially offset by the increase in direct labor cost of $1.0 million and stock-based compensation of $1.0 million.

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

2016 Compared to 2015.  Cost of Weibo revenues increased by 20% from $142.0 million in 2015 to $170.9 million in 2016. The increase was primarily due to an increase of $16.2 million in turnover taxes associated with higher revenues, an increase of $7.5 million in infrastructure costs resulting from traffic growth and greater consumption of video contents, as well as an increase of $2.5 million in content licensing fees primarily related to game services.

2015 Compared to 2014.  Cost of Weibo revenues increased by 70% from $83.6 million in 2014 to $142.0 million in 2015, primarily due to an increase of $20.4 million in cost associated with revenue sharing resulting from higher revenues, an increase of $16.9 million in infrastructure costs resulting from traffic growth, an increase of $12.0 million in turnover tax associated with higher revenues, and an increase of $7.4 million in labor cost.

Others

Cost of other revenues mainly consists of the fees paid to mobile operators for the billing, transmission and collection of MVAS revenues, fees or royalties paid to MVAS content and service providers of other service, the costs for providing fee-based services and taxes and surcharges levied (business taxes on our MVAS revenues, which switch to VAT and surcharges in June 2014 after the implement of Pilot Program, and VAT and surcharges on other revenues).

2016 Compared to 2015.  Cost of other revenues increased by 34% from $35.6 million in 2015 to $47.6 million in 2016, mainly due to the growth of our online payment business.

2015 Compared to 2014.  Cost of other revenues increased by 3% from $34.7 million in 2014 to $35.6 million in 2015, corresponding to 6% increase in other revenue.

Gross margin

The following table sets forth the gross margin for each of our business line for the periods presented.

	For the Year Ended December 31,
	2014	2015	2016
	%	%	%
Gross margin:
Portal Advertising	54	54	55
Weibo	75	70	74
Others	41	43	37
Overall	62	62	66

Overall gross margin remained stable in 2014 and 2015, and increased 4 percentage points in 2016, which was attributable to a higher margin achieved by Weibo.

Portal Advertising

Portal advertising gross margin remained stable year over year in 2015 and 2016, which was mainly due to the decreased content spending in line with the decreased revenue in 2015 and 2016.

Weibo

Weibo gross margin increased by 4 percentage points year over year in 2016, mainly due to the significant growth of revenues with relatively stable costs. Weibo gross margin decrease by 5 percentage points year over year in 2015, mainly due to the decrease in higher margin business, such as data licensing services.

Others

Gross margin related to other revenues decreased by 6 percentage points year over year in 2016, mainly due to the increase of revenue portion from services with a lower gross margin, such as SINA Pay online payment service. Gross margin of other revenues increased by 2 percentage points year over year in 2015, mainly resulting from our expansion in certain vertical businesses with a relatively higher margin in 2015.

Operating expenses

The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2014		2015		2016		2015	2016
	(In thousands, except percentages)
	$	%	$	%	$	%	%	%
Sales and marketing	228,927	30	230,428	26	247,068	24	1	7
Product development	192,322	25	209,771	24	216,228	21	9	3
General and administrative	83,039	11	92,868	11	99,474	10	12	7
Goodwill and acquired intangibles impairment	14,526	2	—	—	40,194	4	(100)	—
Total	518,814	68	533,067	61	602,964	59	3	13

Operating expenses increased by 13% year over year from $533.1 million in 2015 to $603.0 million in 2016, primarily due to the impairment charges in 2016 related to goodwill and acquired intangibles impairment, as well as increases in marketing expenditure and stock-based compensation. Operating expenses increased 3% year over year from $518.8 million in 2014 to $533.1 million in 2015, primarily due to the increase in employee-related expenses associated with new hires and stock-based compensation, offset by the decrease in marketing expenditure and goodwill impairment charge.

Sales and marketing.

Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 30%, 26% and 24% in 2014, 2015 and 2016, respectively. We expect our sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

2016 Compared to 2015.  Sales and marketing expenses increased by 7% from $230.4 million in 2015 to $247.1 million in 2016, primarily due to an increase of $11.0 million in advertising and marketing expenses for special event promotions, an increase of $4.7 million in stock-based compensation and $2.7 million in employee-related expenses associated with new hires and salary increases.

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

Product development.

Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 25%, 24% and 21% in 2014, 2015 and 2016, respectively. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

2016 Compared to 2015.  Product development expenses increased by 3% from $209.8 million in 2015 to $216.2 million in 2016, primarily due to an increase of $6.6 million in in stock-based compensation and an increase of $2.8 million in employee-related expenses resulting from new hires and salary increases, offset by the decrease of $3.8 million in depreciation expenses as certain fixed assets have been fully depreciated in 2015.

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

General and administrative.

General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 11%, 11% and 10% in 2014, 2015 and 2016, respectively. We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

2016 Compared to 2015.  General and administrative expenses increased by 7% from $92.9 million in 2015 to $99.5 million in 2016, mainly due to an increase of $4 million in stock-based compensation.

2015 Compared to 2014.  General and administrative expenses increased by 12% from $83.0 million in 2014 to $92.9 million in 2015, mainly due to an increase of $8.9 million in stock-based compensation and an increase of $3.3 million in employee-related expenses resulting from new hires and salary increases, offset by a decrease of $6.6 million in provision for doubtful accounts.

Goodwill and acquired intangibles impairment. There was no goodwill impairment charge recorded in 2015, while we recognized a goodwill impairment charge of $14.5 million in 2014 and a goodwill and acquired intangibles impairment charge of $40.2 million in 2016, respectively. The goodwill impairment charge recognized in 2014 was triggered by the revocation of two of our licenses. In the second quarter of 2014, our Internet Publication License and License for Online Transmission of Audio-Visual Programs were revoked by State Administration of Press, Publication, Radio, Film and Television for violations related to the distribution of certain literary and video content on our reading channel, book.sina.com.cn, and our website www.sina.com.cn. We performed an assessment of goodwill generated through the acquisition of Weiyue, an entity we acquired in the first quarter 2014 and specializes in online reading business, with assistance from an independent appraiser and recognized an impairment charge of $14.5 million. The goodwill and acquired intangibles impairment recognized in 2016 was due to the decreased revenue, the unsatisfied financial performance and not optimistic forecast of future revenues of portal business.

Interest and other income, net

The following table sets forth the breakdown of interest and other income net for the periods presented.

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands)
Interest income, net	30,330	27,212	24,906
Other income (expenses), net	(1,405)	(4,820)	1,307
	28,925	22,392	26,213

Interest income, net. Net interest income decreased by 8% to $24.9 million in 2016 from $27.2 million in 2015, primarily due to an increase in interest expenses related to short-term bank loans.  Net interest income decreased by 10% to $27.2 million in 2015 from $30.3 million in 2014, primarily due to a decrease in interest income from bank time deposits and other short term investments associated with the decrease in the average cash balance when compared with 2014.

Other income (expenses), net. Other income (expenses) consists primarily of net currency transaction gain or loss and government grants. We recorded a net foreign currency transaction loss of $2.4 million and $4.7 million in 2014 and 2015, respectively, due to the depreciation of the RMB against the U.S. dollar. In 2016, we recorded a net foreign currency transaction income of $0.3 million. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

Change in fair value of option liability

In 2016, we recorded $28.5 million of non-cash loss from the change in fair value of option liability in 2016, which is related to an option granted to E-House Holdings Ltd. to repurchase all the equity interest held by us in it for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase, and (ii) certain cash payment. The option was fully exercised on December 30, 2016.

We recorded nil change in fair value of option liability granted to Alibaba in 2015, as Alibaba fully exercised its option in 2014 concurrently with the completion of Weibo’s IPO.

In 2014, we recorded $47.0 million non-cash loss from the change in fair value of option liability in 2014 granted to Alibaba because of the increase of fair value in Weibo’s ordinary shares, attributable to factors including Weibo’s partnership with Alipay to offer a payment solution to their users and the fully exercise of Ali WB’s options.

Income (loss) from equity method investments

We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded share of results of these investments one quarter in arrears.

In 2014, 2015 and 2016, we recorded an income of $10.1 million and a loss of $4.6 million and a loss of $15.2 million, respectively, from investments related to E-House. The increasing loss from equity method in E-House related investments in 2016 was mainly due to a higher expenditure on offline store business in 2016. The decrease of income from equity method in E-House in 2015 was mainly due to the higher marketing and promotion expenses incurred by E-House in 2015. We also recorded an income of $9.3 million, $4.8 million and 3.5 million in 2014, 2015 and 2016, respectively, from our other long-term investments accounted for under the equity method.

Realized gain (loss) on long-term investments

The following table summarizes realized gain (loss) on our long-term investments for the periods presented.

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands, except percentages)
Alibaba (1)	109,216	—	44,209
Tian Ge (2)	49,158	—	—
E-House (3)	48,298	—	4,603
Youku Tudou (4)	—	18,885	34,514
Gain from disposing of investments under cost methods(5)	—	—	159,486
Others	21,152	905	46,881
Total	227,824	19,790	289,693
% of total net revenues	30%	2%	28%

(1)         We invested $50.0 million in Alibaba through Yunfeng Funds in October 2011. In September 2014, Alibaba completed its initial public offering (“Alibaba IPO”) and listed its ADSs, each representing one ordinary share, on the New York Stock Exchange. We sold part of shares we held in Alibaba, representing a total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. In 2016, we sold part of our shareholding in Alibaba through open market, representing a total cost of $6.7 million, and recognized $44.2 million of disposal gain. As of December 31, 2016, the fair value of Alibaba shares held by us was $78.0 million, with the total cost of $12.2 million and unrealized gain of $65.8 million.

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

(3)         In March 2014, Leju, a then wholly owned subsidiary of E-House, entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis, from E-House and E-house’s ownership in Leju decreased accordingly from 100% to 85% on a fully diluted basis. Leju primarily carries real estate e-commerce related business in PRC. In April 2014, Leju completed its initial public offering of 11.5 million ADSs, each representing one ordinary share, and became listed on the New York Stock Exchange. Concurrently with Leju’s initial public offering, Leju issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted. After these transactions, although our total shares held in E-house did not change, we recognized a dilution gain of $48.3 million as a result of the increase of our proportion of net assets in E-House. In 2016, we disposed of all the shares we held in E-House and realized a disposal gain of $4.6 million.

(4)         In 2015, we recognized a gain of $18.9 million resulting from sale of partial investment we held in Youku Tudou. In 2016, with the accomplishment of its privatization, we recognized a gain of 34.5 million.

(5)         A majority of the disposal gain was resulted from the sale of an investment we held in certain private company, which focuses on developing media applications in China.

Investment related impairment

In 2014, 2015 and 2016, we recorded $19.6 million, $8.5 million and $44.4 million, respectively, in impairment charges to the carrying value of our investments related accounts due to other than temporary impairments as a result of the lower-than-expected performance.

Income tax expense

The following table sets forth details of our income tax expense for the periods presented.

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands, except percentages)
Current income tax provision	8,198	13,948	32,689
Deferred income tax benefits	(1,228)	(3,528)	(5,470)
Total	6,970	10,420	27,219
Income tax expenses applicable to China operations	6,970	10,420	11,985
Income from China operations	295	71,497	179,463
Effective tax rate for China operations	2,362%	15%	7%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2016 was 7%, compared to 15% in 2015 and 2,362% in 2014. The decrease in effective tax rate for China operations in 2016 as compared to 2015 was mainly due to the relatively higher proportion of income achieved by Weibo Technology, which has been enjoying the tax holiday since 2015. The decrease in effective tax rate for China operations in 2015 as compared to 2014 mainly resulted from a relatively higher income before tax from China operation in 2015 and the effect of tax holiday of software enterprise enjoyed by Weibo Technology.

Net income

As a result of the foregoing, our net income in 2014, 2015 and 2016 was $161.8 million, $35.7 million and $277.3 million, respectively.

Net income attributable to SINA

Our net income attributable to SINA for 2014, 2015 and 2016 was $176.8 million, 25.7 million and $225.1 million, respectively.

B.                                    Liquidity and Capital Resources

	As of December 31,
	2014	2015	2016
	(in $ thousands)
Cash, cash equivalents and short-term investments	2,166,538	2,209,853	1,797,065
Working capital	2,140,134	1,336,098	1,684,789
Convertible debt (1)	800,000	—	153,092
Total SINA shareholders’ equity	2,145,772	2,565,272	2,679,590

(1)         Compared to the amount of convertible debt we recorded in 2015, the amount of our convertible debt in 2016 decreased as we allowed the holders of the convertible note to have the right, at such holder’s option, to require us to repurchase for cash all of such holder’s notes, or any portion thereof on December 1, 2016.  We included the current portion of convertible notes amounting to $800 million in the amount of working capital as shown in 2015. As of December 31, 2014, 2015 and 2016, our accumulated earnings were $523.0 million, $548.6 million and $435.1 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2014, 2015 and 2016 were $2,166.5 million, $2,209.9 million and $1,797.1 million, respectively.  We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes in November 2013 and the proceeds received from the private placement in November 2015. The decrease in cash, cash equivalents and short-term investments as of December 31, 2016 as compared to the amount as of December 31, 2015 was primarily due to a principal repayment of $646.9 million upon the put option exercised by the holders of convertible senior note, partially offset by the operating cash inflow. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

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

We believe that our existing cash, cash equivalents and short-term investments balance is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months from the date of this annual report. However, we may decide to improve our liquidity position or increase our cash reserve for future acquisitions via additional capital and/or finance funding. We may also need to raise additional funds to repurchase our convertible notes if required by our note holders. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would generate increased fixed obligations and could have operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	For the Year Ended December 31,
	2014	2015	2016
	(in $ thousands)
Net cash provided by operating activities	101,025	328,138	443,649
Net cash (used in) provided by in investing activities	(191,560)	(1,166,548)	845,144
Net cash provided by (used in) financing activities	404,624	396,352	(603,410)
Effect of exchange rate changes on cash and cash equivalents	(6,683)	(18,185)	(41,197)
Net increase (decrease) in cash and cash equivalents	307,406	(460,243)	644,186
Cash and cash equivalents at the beginning of year	916,276	1,223,682	763,439
Cash and cash equivalents at the end of year	1,223,682	763,439	1,407,625

Operating activities

Net cash provided by operating activities in 2016 was $443.6 million. This was attributable to our net income of $277.3 million, adjusted by non-cash expenses including stock-based compensation of $73.8 million, investment related impairment of $44.4 million, goodwill and acquired intangibles impairment of $40.2 million, fair value change in option liability related to E-House of $28.5 million, depreciation of $26.6 million, allowance for doubtful accounts of $14.6 million, partially offset by the realized gain on our investment of $289.7 million. The net increase in cash from working capital items was $215.4 million, mainly due to the increase in accrued expenses and other current liabilities, amount due to customers, income tax payable and deferred revenue, partially offset by the increase in accounts receivable. The increase in accrued expenses and other current liabilities resulted from the increase in payroll payable and accrued sales rebate. The increase in amount due to customers was in line with the continuous expansion of our SINA Pay online payment services. The increase in accounts receivable was in line with revenue growth.

Net cash provided by operating activities in 2015 was $328.1 million. This was attributable to our net income of $35.7 million, adjusted by non-cash expenses including stock-based compensation of $56.1 million, depreciation of $33.2 million, allowance for doubtful accounts of $14.9 million, investment related impairment of $8.5 million, partially offset by the realized gain on our investment of $19.8 million. The net increase in cash from working capital items was $192.8 million, mainly due to the increase in accrued expenses and other current liabilities, amount due to customers and deferred revenue.  The increase in accrued expenses and other current liabilities resulted from the increase in payroll payable and content fees. The increase in amount due to customers was in line with the continuous expansion of our SINA Pay online payment services.

Net cash provided by operating activities in 2014 was $101.0 million. This was attributable to our net income of $161.8 million, adjusted by non-cash expenses including depreciation of $41.9 million, stock-based compensation of $32.5 million, allowance for doubtful accounts of $21.6 million, non-cash loss in change in fair value of investor option liability of $47.0 million, investment related impairment of $19.6 million and impairment on goodwill of $14.5 million, partially offset by the realized gain on our investment of $226.5 million and net income from equity investment of $19.5 million. The net decrease in cash from working capital items was $4.5 million, mainly due to the increase in accounts receivable, partially offset by the increase in accrued expenses and other current liabilities and amount due to customers.  The increase in accounts receivable was in line with revenue growth. The increase in accrued expenses and other current liabilities mainly resulted from the increase in payroll payable, content fees, and sales rebate. The increase in amount due to customers was consistent with the improvement in business scale of our SINA Pay online payment services.

Investing activities

Net cash provided by investing activities in 2016 was $845.1 million. This was a result of the maturities of short-term investments of $2,153.2 million and the net proceeds of $808.5 million received from the disposal/refund of long-term investments, partially offset by the purchase of short-term investments of $1,116.3 million, cash paid for long-term investments (including prepayment) of $862.8 million, transfer of cash amounting to $100.7 million deposited by our customers through our SINA Pay online payment platform to restricted cash pursuant to relevant PBOC regulations, and property and equipment purchases of $37.7 million.

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

Financing activities

Net cash used in financing activities in 2016 was $603.4 million, which mainly consisted of $646.9 million paid for the partial repurchase of our convertible senior notes due 2018 and $68.1 million repayment for bank loans, repurchase of ordinary shares of $26.1 million, partially offset by $104.0 million of proceeds from bank loans and $36.0 million cash received from share option exercise.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(in $ thousands)
Operating leases obligation(1)	33,229	9,110	13,522	10,506	91
Purchase commitments(2)	295,112	241,021	53,836	255	—
Short-term bank loan	33,152	33,152	—	—	—
Capital commitments(3)	22,396	22,396	—	—	—
Equity investments	33,991	33,991	—	—	—
Other commitments(4)	176,509	21,886	154,623	—	—
Total contractual obligations	594,389	361,556	221,981	10,761	91

(1)         Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2022.  Rental expenses for 2014, 2015 and 2016 were $27.3 million, $28.3 million and $24.5 million, respectively. The majority of the commitments are from our office lease agreements in China.

(2)         Purchase commitments mainly include minimum commitments for internet connection, content and services related to website operation and marketing activities.

(3)         Capital commitment was primarily related to commitments on construction of our office building. In May 2013, we entered into an agreement to construct a new office building in Zhongguancun Software Park, Haidian District, Beijing, which was already completed and started to be put in use in July 2016. As of December 31, 2016, $20.0 million of the remaining payable related to the construction was already included in accounts payable of the balance sheet, which is expected to be paid in 2017.

(4)         Other commitments includes (i) a repayment commitment related to an RMB loan of $21.0 million with 3% annual interest rate from a third party due in October 2017, and (ii) the future maximum commitment related to the principal and interests of the remaining convertible notes that we issued in November 2013 and partially repurchased in December 2016.

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

Item 6.   Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of March 31, 2017:

Name	Age	Position
Charles Chao	51	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Bonnie Yi Zhang	43	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	45	President and Chief Operating Officer
Arthur Jianglei Wei	46	Senior Vice President
Bin Zheng	51	Vice President
Ter Fung Tsao	71	Independent Director
Yan Wang	44	Independent Director
Song-Yi Zhang	61	Independent Director
Yichen Zhang	53	Independent Director

Charles Chao has served as our Chairman of the Board of Directors since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003, Vice President of Finance from September 1999 to January 2001. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Chairman of the board of directors for Weibo Corporation, a leading social media company, a director of NetDragon Websoft Inc., a company providing technology for online gaming and a director of Leju, an online-to-offline (O2O) real estate services provider in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

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

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently an independent non-executive director of each of China Longyuan Power Group Corporation Limited and China Renewable Energy Investment Limited. Mr. Zhang holds a J.D. degree from Yale Law School.

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

B.                                    Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2016, we paid an aggregate of approximately $1.7 million in cash compensation to our executive officers and non-employee directors as a group.

In 2016, we granted an aggregate of 24,000 restricted share units to non-employee directors and an aggregate of 594,438 restricted share units to our executive officers under our share incentive plans. No options were granted to our non-employee directors or executive officers in 2016. In addition, Weibo granted an aggregate of 360,000 restricted share units under its share incentive plans to our directors and executive officers in 2016.

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

As of March 31, 2017, there were 1,244,273 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan.

2015 Share Incentive Plan

In July 2015, we adopted our 2015 share incentive plan, or the 2015 Plan. The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of March 31, 2017, there were 1,340,675 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

The following table summarizes, as of March 31, 2017, the outstanding options and restricted share units that we granted to our directors, executive officers and other option grantees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Zhang, Bonnie Yi	*	(1)	—	February 5, 2015	—
	*	(1)	—	May 6, 2016	—
Du, Hong	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Wei, Arthur Jianglei	*	(1)	—	April 6, 2015	—
	*	(1)	—	April 5, 2016	—
Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	December 30, 2013	—
	*	(1)	—	January 16, 2015	—
	*	(1)	—	May 1, 2015	—
	*	(1)	—	April 5, 2016	—
Tsao, Ter Fung	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
Wang, Yan	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
Zhang, Song-Yi	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—

Other employees	*		From 35.69 to 45.13	From July 20, 2012 to January 16, 2015	From July 20, 2018 to January 16, 2021
	1,394,704	(1)	—	From November 30, 2012 to January 4, 2017	—
Total	2,584,948

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

The following table summarizes, as of March 31, 2017, the options and restricted shares granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	October 10, 2014	—
	*	(1)	—	May 5, 2016	—
Zhang, Bonnie Yi	*	(1)	—	April 4, 2014	—
Du, Hong	*		0.36	September 28, 2010	September 28, 2017
	*	(1)	—	April 4, 2014	—
Wei, Arthur Jianglei	—		—	—	—
Bin Zheng	*		3.5	December 30, 2013	December 30, 2020
	*	(1)	—	January 28, 2015	—
	*	(1)	—	April 20, 2016	—
Tsao, Ter Fung	*	(1)	—	November 8, 2013	—
Wang, Yan	*	(1)	—	November 8, 2013	—
Zhang, Song-Yi	*	(1)	—	November 8, 2013	—
Zhang, Yichen	*	(1)	—	November 8, 2013	—
	*	(1)	—	April 4, 2014	—
Other grantees	*		From 0.36 to 3.5	From August 16, 2010 to December 30, 2013	From August 16, 2017 to December 30, 2020
	4,459,163	(1)	—	From November 8, 2013 to February 23, 2017	—
Total	7,655,217

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

We currently have five members of the board of directors. All members of the Board, except for the CEO, shall retire from office by rotation at our annual general meeting. Pursuant to our Amended and Restated Articles of Association, except for our CEO, who has been designated by the board as the managing director of our company and, as such, has a permanent seat on the board, one-third of the directors, or if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation at each annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Based on our current board composition, Ter Fung Tsao, as the Class I director, will retire and be eligible for re-election at our 2020 annual general meeting; Yichen Zhang, as the Class II director, will retire and be eligible for re-election at our 2017 annual general meeting; Yan Wang, as the Class III director, will retire and be eligible for re-election at our 2018 annual general meeting; and Song-Yi Zhang, as the Class IV director, will retire and be eligible for re-election at our 2019 annual general meeting. For the period during which each director has served on the Board, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” above.

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

D.                                    Employees

We had 8,021, 7,646 and 7,308 employees respectively as of December 31, 2014, 2015 and 2016. Currently most of them were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2016 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.                                    Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 70,973,967 ordinary shares (excluding 9,606,576 ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2017 together with options that are exercisable within 60 days from March 31, 2017 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2017 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned(1)
Major Shareholders
New Wave MMXV Limited(2)	11,000,000	15.5
Schroder Investment Management North America Inc(3)	3,977,803	5.6
Macquarie Group Limited(4)	3,922,427	5.5
Directors and Executive Officers
Charles Chao(5)	11,871,006	16.6
Bonnie Yi Zhang	*	*
Hong Du	*	*
Arthur Jianglei Wei	*	*
Bin Zheng	*	*
Ter Fung Tsao(6)	*	*
Yan Wang	*	*
Song-Yi Zhang(7)	*	*
Yichen Zhang(8)	*	*
All directors and executive officers as a group	12,254,970	17.2

*                 Less than one percent of the outstanding ordinary shares.

**          Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2017. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

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

(3)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 9, 2017. The address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, NY 10022.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 14, 2017. The address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia

(5)         Includes 11,000,000 ordinary shares held by New Wave, 704,506 shares held by Mr. Chao, 22,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2017, and 90,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2017.

(6)         The address of Mr. Tsao is c/o Standard Foods Corporation, 5th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(7)         The address of Mr. Song-Yi Zhang is c/o Mandra Capital, 10/F, Fung House, 19-20 Connaught Road, Central Hong Kong.

(8)         The address of Mr. Yichen Zhang is c/o CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

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

As of March 31, 2017, 59,936,094 ordinary shares, or 84.4% of our total outstanding ordinary shares (excluding ordinary shares that have been repurchased but not cancelled), were held by 35 record shareholders in the United States, including approximately 74.4% held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

To our knowledge, to fund part of the subscription price for the 11,000,000 ordinary shares issued to New Wave on November 6, 2015, New Wave entered into a margin loan facility agreement with Credit Suisse, a third-party lender, on November 4, 2015 (as amended on November 9, 2016), pursuant to which New Wave obtained a 24-month term loan from Credit Suisse in the principal amount of $230 million. In connection with the loan facility, New Wave entered into an equitable share mortgage with Credit Suisse, pursuant to which New Wave granted mortgage in favor of Credit Suisse over all of its right, title and interest in and to 11,000,000 ordinary shares acquired by New Wave including all benefits, present and future, actual and contingent accruing in respect of the shares, as a continuing security for the discharge of its obligations under the facility agreement. Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

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

Agreements with Weibo

Weibo Corporation, or Weibo, which became listed on the NASDAQ Global Select Market in April 2014, is currently our majority-owned subsidiary. Prior to the initial public offering of Weibo, we provided Weibo with financial, accounting, administrative, sales and marketing, legal and human resources services, as well as the services of a number of our executive officers and other employees, the costs of which were allocated to Weibo based on proportion of revenues, infrastructure usage and labor usage attributable to our business, among other things. We have entered into agreements with Weibo with respect to various ongoing relationships between us. These include a master transaction agreement, a transitional service agreement, a non-competition agreement and a sales and marketing services agreement. The following are summaries of these agreements and of an intellectual property license agreement that we entered into with Weibo in April 2013.

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

Strategic Collaboration with Alibaba

In April 2013, we entered into a strategic framework agreement and a marketing cooperation agreement to form a strategic alliance between several of our affiliated entities, including Weibo Technology, Weimeng and the ICP Company and several entities affiliated with Alibaba, including Alibaba (China) Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall.com Technology Co., Ltd. and Alibaba (China) Internet Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users. Under these agreements, the parties agreed to cooperate on a non-exclusive basis in respect of user account sharing, data sharing, platform integration, product development, payment supporting for both personal computers and mobile businesses, marketing activities and other aspects of the parties’ businesses. As part of the strategic alliance, Alibaba purchased approximately RMB2.3 billion ($331 million) as committed in advertising and social commerce services from Weibo and us from 2013 to 2015.  We continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016.

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

After the expiration of the six-month lock-up period and upon receipt of a written request from New Wave requesting us to effect a registration under the Securities Act of 1933, as amended, covering all of part of the shares held by New Wave, we shall, as soon as practicable, but in no event later than thirty (30) days (excluding any days which occur during a permitted blackout period (as such term is defined in the registration rights agreement)) after receipt of such written request, file with the SEC, and use its reasonable best efforts to cause to be declared effective, a registration statement, or a Shelf Registration Statement, provided, however, that we shall not be obligated to effect any such registration if the aggregate price (net of any underwriters’ discounts or commissions) of the sale of shares relating to such registration is less than $10,000,000. We shall file with the SEC, and use reasonable best efforts to cause to be declared effective, a Shelf Registration Statement on each of November 6, 2017 and 2018, the second and third anniversaries of the closing date, covering the number of shares for which registration is requested by New Wave.

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

Commercial Contracts

One of our subsidiaries is a party to an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President, Mr. Pehong Chen, our director from March 1999 to December 2015. Under the agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. In 2014 and 2015, service fees to BroadVision were approximately $176,000 and $175,000, respectively.

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

Control Agreements

PRC law currently limits foreign equity ownership of companies that provide certain internet related businesses. To comply with these PRC regulations, we operate our websites and provide certain online services in China through a series of contractual arrangements with our VIEs, which are PRC domestic companies, and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with VIEs and Their Respective Shareholders.”

Going-Private Transaction in Connection with E-House

On June 19, 2015, we formed a consortium with Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the board of directors of E-House, to work exclusively with one another with respect to a proposed transaction to acquire all the outstanding ordinary shares of E-House not already owned by us, Mr. Xin Zhou, Mr. Neil Nanpeng Shen or their respective affiliates. On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement, with E-House Holdings Ltd., and E-House Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of E-House Holdings Ltd.. Pursuant to the Merger Agreement, E-House Holdings Ltd. will acquire E-House for a cash consideration equal to $6.85 per ordinary share, and upon the closing of the merger, Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of E-House Holdings Ltd..  In connection with the transaction contemplated by the Merger Agreement, we, as a member of the buyer consortium, have agreed to make an equity contribution of approximately $140 million to E-House Holdings Ltd. to subscribe newly issued shares of E-House Holdings Ltd. and entered into a series of agreements, including a rollover agreement, a voting agreement, an equity commitment letter and a limited guarantee, concurrently with the execution of the Merger Agreement. On August 12, 2016, or the closing date, E-House completed its merger and became a wholly-owned subsidiary of E-House Holdings Ltd. We contributed approximately $140.0 million to subscribe newly issued shares of E-House Holdings Ltd. and beneficially owned 43% of E-House through E-House Holdings Ltd. immediate following the completion of the merger.

Disposal of Beneficial Ownership in E-House and Registration Rights Agreement with Leju

On the closing date, we, E-House Holdings Ltd. and certain other shareholders of E-House Holdings Ltd. entered into a shareholders agreement, pursuant to which during the 18-month period following the closing date, E-House Holdings Ltd. has an option to repurchase all the equity interest held by us in E-House Holdings Ltd. for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju, and (ii) certain cash payment.  E-House Holdings Ltd. exercised such option right in December 2016, consequently we disposed of our interests in E-House and in exchange became a principal shareholder of Leju, holding approximately 31.1% of the total outstanding ordinary shares of Leju.

Registration Rights Agreement

On March 21, 2017, we entered into an Registration Rights Agreement with Leju, under which Leju granted us certain registration rights with respect to the ordinary shares of Leju held us.

Demand registration rights.  We have the right to demand Leju to effect a registration covering the offer and sale of the ordinary shares held by us in Leju. We are entitled to an aggregate of three such registrations. Leju, however, is not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, Leju will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that we propose to register; and (ii) any securities Leju proposes to register and any securities with respect to which any other security holder has requested registration.

Shelf registration rights.  Once Leju is eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, we  will have the right to demand Leju to file a shelf registration statement covering the ordinary shares held by us in Leju. Leju, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights.  If Leju proposes to file a registration statement for an offering of its ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to Leju’s employees pursuant to any employee benefit plan, then Leju must offer us an opportunity to include in the registration all or any part of our registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by Leju or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if Leju initiates the piggyback registration, Leju will include in such registration the securities it proposes to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of Leju’s securities initiated the piggyback registration, Leju will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities Leju proposes to register.

Blackout periods.  Leju is entitled to two blackout periods, aggregating to no more than 90 days in any consecutive 12-month period, during which Leju can delay the filing or effectiveness of a registration statement, if Leju would, in the good faith judgment of its board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving Leju.

Expenses of registration.  Leju will pay all expenses relating to any demand or piggyback registration, except that we shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of our counsel or other advisers, subject to certain amounts that Leju will pay, and (v) our own out-of-pocket expenses, in each case, with respect to only our registrable securities.

Transactions and Agreements with Leju

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a then majority-owned subsidiary of E-House.  In March 2014, we and Leju entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024.  In 2014, 2015 and 2016, we generated $5.2 million, $4.9 million and $9.3 million online advertising agency fee from Leju, respectively. As of December 31, 2016, there were $1.4 million due from Leju, representing online advertising agency fee payable to us.

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

Legal Proceedings

From time to time, we are involved in legal proceedings, investigations and claims incidental to the conduct of our business. For many of such legal proceedings, we are currently unable to estimate the possible loss or a possible range of loss, if any, but we believe the likelihood for such legal proceedings individually and in the aggregate, when finally resolved, to cause a material impact on our financial position, result of operations and cash flows to be remote.

Dividend Policy

As approved by our board of directors in August 2016, we completed a distribution of Weibo Class A ordinary shares to our shareholders in October 2016 in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of September 12, 2016. Some of the Weibo shares were distributed in the form of ADSs. We distributed 7,088,116 Weibo shares in total. Following the distribution of Weibo shares, we held 108,921,106 Class B ordinary shares in Weibo, representing an equity interest in Weibo of approximately 50% or approximately 75% by voting power.

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

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2012	80.80	41.14
2013	92.83	45.54
2014	89.79	35.05
2015	61.25	31.92
2016	85.24	39.58
Quarterly Highs and Lows
First Quarter 2015	38.76	32.08
Second Quarter 2015	61.25	31.92
Third Quarter 2015	53.65	32.61
Fourth Quarter 2015	52.66	39.68
First Quarter 2016	50.54	39.58
Second Quarter 2016	54.60	44.57
Third Quarter 2016	85.24	50.15
Fourth Quarter 2016	80.63	60.46
First Quarter 2017	79.90	61.14
Monthly Highs and Lows
October 2016	80.42	71.83
November 2016	80.63	64.89
December 2016	76.68	60.46
January 2017	71.17	61.14
February 2017	79.90	68.67
March 2017	74.18	68.13
April 2017 (through April 26, 2017)	75.56	68.33

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

2015 Rights Plan

In 2005, we adopted a Rights Plan, or the “2005 Rights Plan,” to protect the best interests of all shareholders. The 2005 Rights Plan expired on February 22, 2015.  In order to continue to protect the best interests of our shareholders, our board of directors approved a continuation of the 2005 Rights Plan, or the 2015 Rights Plan in April 2015.  In general, the 2015 Rights Plan has substantially the same terms as the 2005 Rights Plan.  Pursuant to the 2015 Rights Plan, our stockholders have rights to purchase our ordinary shares at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the board of directors, more than 10% of our ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The 2015 Rights Plan has a record date of May 4, 2015 and will expire on April 23, 2025 unless extended by our board of directors before then.

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income taxation considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•                  banks, insurance companies and other financial institutions;

•                  broker dealers or traders in securities;

•                  regulated investment companies or real estate investment trusts;

•                  persons that elect to mark their securities to market;

•                  tax-exempt entities;

•                  U.S. expatriates;

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

In addition, this summary does not discuss the Medicare tax on net investment income or any non-United States, state, or local tax considerations.  Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,

•                  a citizen or individual resident of the United States;

•                  a corporation (or other entity taxable as a corporation ) organized under the laws of the United States, any State or the District of Columbia;

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

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any cash distribution (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, you should assume that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from United States corporations.

A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and for the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ordinary shares. If we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. You should consult your tax adviser regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ordinary shares (including rules relating to foreign tax credit limitations).

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you are permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company Considerations

As was the case for 2015, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2016 and, unless we choose to deploy our passive assets in our operations or for other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.  A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

For each taxable year that we are treated as a PFIC with respect to ordinary shares you own, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or who are otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the United States information reporting and backup withholding rules.

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In 2016, our interest income was $38.0 million. As of December 31, 2016, we had approximately $1.8 billion in cash, cash equivalents and short-term investments held by financial institutions in China, Hong Kong, Taiwan, Singapore and the United States. Interest-earning instruments carry a degree of interest rate risk and fluctuations of interest rates for RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2016, the foreign currency translation adjustments to our comprehensive income were a loss of $72.4 million and net currency transaction income of $0.3 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2016, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2016 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(in $ thousands)
Appreciate 2%	22,362	1,309
Appreciate 5%	55,964	3,274
Depreciate 2%	(22,330)	(1,309)
Depreciate 5%	(55,762)	(3,274)

Investment Risk

As of December 31, 2016, our long-term investments, including marketable securities, totaled $1,318.2 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2014, 2015 and 2016, we recognized impairment charges on long-term investments and related accounts in the amount of $19.6 million, $8.5 million and $44.4 million, respectively. In 2014, we recognized a gain of $29.1 million from Tencent’s acquisition of a 15% equity interest in Leju, a then subsidiary of E-House, on a fully diluted basis and a $19.2 million gain as a result of the initial public offering of Leju. We may be subject to additional investment loss if we had to or choose to sell our investments at a price lower than its carrying value. In 2015, we recognized a gain of $18.9 million from the partial disposal of Youku Tudou shares. In 2016, we recognized a gain of $159.5 million resulting from disposing of our certain investments under cost method. We also recognized a disposal gain of $44.2 million from the sales of certain shares in Alibaba and $34.5 million from the disposal of our investment in Youku Tudou upon the completion of its privatization.

Our short-term investment as of December 31, 2016 was $0.4 billion, which was composed of bank time deposits over three months but within one year.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2016 as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.              Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for 2015 and 2016:

	2015	2016
Audit Fees(1)	3,656,477	3,640,533
Audit Related Fees(2)	81,237	76,819
Tax Fees(3)	23,000	23,000
All Other Fees(4)	1,800	1,800

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2015 and 2016, the audit refers to financial audit.

(2)         “Audit-related fees” means fees incurred in each of the fiscal years listed for rendering review work on the extensible business reporting language (“XBRL”) and other audit-related services.

(3)         “Tax fees” consist of fees incurred for professional services related to tax advice and assistance with tax reporting.

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

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2016, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017.  The share repurchase program was publicly announced on March 2, 2016.  The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2016.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan
December 2016	332,069	$78.67	332,069	$473,875,373
Total	332,069	$78.67	332,069	$473,875,373

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
1.1

Amended and Restated Articles of Association of Sina Corporation (Filed as Exhibit 3.1 to the Registrant’s Report of Foreign Issuer on Form 6-K filed on December 23, 2009 and incorporated herein by reference)

2.1

Rights Agreement dated as of April 23, 2015 between Sina Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 8-A12B (No. 001-37361) filed on April 28, 2015, and incorporated herein by reference)

2.2

Amendment No. 1 to Rights Agreement dated as of June 22, 2015 between Sina Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 2 to the Amendment No. 1 to the Registrant’s the Registrant’s Registration Statement on Form 8-A12B (No. 001-37361) filed on November 27, 2015, and incorporated herein by reference)

2.3

Indenture, dated November 20, 2013 between Sina Corporation and The Bank of New York Mellon, as trustee (Filed as Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

2.4	144A 1.00% Convertible Senior Notes due 2018 (Filed as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

Exhibit Number	Description
4.1

Form of Indemnification Agreement between SINA.COM (currently known as Sina Corporation) and each of its officers and directors (Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference)

4.2*	Translation of Share Pledge Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs

4.3*	Translation of Loan Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs

4.4*	Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs

4.5

Translation of Form Loan Repayment Agreement by and between Registrant’s wholly owned subsidiaries and individual shareholders of Registrant’s VIEs.(Filed as Exhibit 4.13 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.6

Translation of Form Share Transfer Agreement by and between Registrant’s wholly owned subsidiaries and individual shareholders of Registrant’s VIEs.(Filed as Exhibit 4.14 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

4.7

Translation of Form Exclusive Technical Services Agreement by and between Registrant’s wholly owned subsidiaries and Registrant’s VIEs (Filed as Exhibit 4.15 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.8

Translation of Form Exclusive Sales Agency Agreement by and between Registrant’s wholly owned subsidiaries and Registrant’s VIEs (Filed as Exhibit 4.16 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.9

Translation of Form Trademark License Agreement by and between Registrant’s wholly owned subsidiaries and Registrant’s VIEs (Filed as Exhibit 4.17 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.10

Change of Control Agreement dated February 1, 2001 with Charles Chao (Filed as Exhibit 10.48 to the Registrant’s Report on Form 10-Q for the three month period ended March 31, 2001, and incorporated herein by reference)

4.11	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Registrant’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference)

4.12	Form of share option agreement for non-employee directors (Filed as Exhibit 4.44 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.13	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.45 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

Exhibit Number	Description
4.14	Form of performance restricted share unit agreement (Filed as Exhibit 4.46 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.15	Form of share option agreement for existing service providers (Filed as Exhibit 4.47 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.16	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.40 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference)

4.17	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.41 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference)

4.18

English translation of the Strategic Cooperation Agreement, dated April 29, 2013, between Weibo Internet Technology (China) Co., Ltd. and Alibaba (China) Co., Ltd (Filed as Exhibit 4.30 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.19

Amended and Restated Shareholders’ Agreement between Sina Corporation, Ali WB Investment Holding Limited and Weibo Corporation and the amendments thereto (Filed as Exhibit 4.31 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.20

Master Transaction Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.32 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.21

Transitional Services Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.33 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.22	Non-Competition Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.34 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.23

Sales and Marketing Services Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.35 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.24

Intellectual Property License Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.36 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

4.25

Subscription Agreement between Sina Corporation and Mr. Charles Chao dated as of June 1, 2015 (Filed as Exhibit B to the Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 16, 2015, and incorporated herein by reference)

4.26

Registration Rights Agreement between Sina Corporation and New Wave MMXV Limited dated as of November 6, 2015 (Filed as Exhibit E to the Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 16, 2015, and incorporated herein by reference)

Exhibit Number	Description
4.27	2015 Share Incentive Plan (Filed as Exhibit 4.39 to the Registrant’s Report on Form 20-F filed on April 28, 2016, and incorporated herein by reference)

4.28

Series A-16 Preferred Share Purchase Agreement between our subsidiary WB Online Investment Limited and Xiaoju Kuaizhi Inc. (Filed as Exhibit 4.22 to Weibo Corporation’s annual report on Form 20-F filed on April 28, 2016, and incorporated herein by reference).

4.29

Equity Commitment Letter dated April 15, 2016, between Sina Corporation and E-House Holdings Ltd. (Filed as Exhibit 7.05 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.30

Limited Guarantee dated April 15, 2016, between E-House (China) Holdings Limited, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and Sina Corporation (Filed as Exhibit 7.07 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.31

Rollover Agreement dated April 15, 2016, between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and Sina Corporation (Filed as Exhibit 7.08 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.32

Voting Agreement dated April 15, 2016, between E-House Holdings Ltd., Mr. Xin Zhou, Kanrich Holdings Limited, On Chance Inc., Jun Heng Investment Limited, Mr. Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited and Sina Corporation (Filed as Exhibit 7.09 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.33

Shareholder Agreement dated August 12, 2016 among E-House Holdings Ltd., Sina Corporation and certain other shareholders of E-House Holdings Ltd. (Filed as Exhibit 7.01 to the Schedule 13D filed by Sina Corporation on August 22, 2016, and incorporated herein by reference)

4.34

Registration Rights Agreement dated March 21, 2017 between Sina Corporation and Leju Holdings Limited (Filed as Exhibit 4.42 to Leju Holdings Limited’s annual report on Form 20-F filed on April 21, 2017, and incorporated herein by reference)

8.1*	List of Subsidiaries and Variable Interest Entities.

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

Exhibit Number	Description
15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of Maples and Calder (Hong Kong) LLP.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sina Corporation

By:	/s/ Charles Chao
Charles Chao
Chairman of the Board and
Chief Executive Officer

Date: April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sina Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sina Corporation and its subsidiaries at December 31, 2015 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2017

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for par value)

	December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$763,439	$1,407,625
Short-term investments	1,446,414	389,440
Restricted cash	140,652	241,306
Accounts receivable, net of allowances for doubtful accounts of $14,980 and $14,068, respectively (including due from related parties of $111,637 and $60,896 as of December 31, 2015 and 2016, respectively, Note 9)	228,732	210,328
Prepaid expenses and other current assets (Note 9)	135,416	407,373
Total current assets	2,714,653	2,656,072
Property and equipment, net (Note 9)	47,495	241,680
Long-term investments, net (Note 4)	1,212,640	1,318,207
Intangible assets, net (Note 6)	9,092	1,842
Goodwill (Note 6)	52,862	10,266
Other assets (Note 9)	320,205	56,807
Total assets	$4,356,947	$4,284,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $378,203 and $567,761 as of December 31, 2015 and 2016, respectively. Note 2):
Accounts payable	$81,351	$108,381
Amount due to customers	140,652	241,306
Accrued expenses and other current liabilities (Note 9)	265,490	452,751
Short-term bank loans	—	33,152
Income taxes payable	16,426	40,127
Deferred revenues (including deferred revenue from related parties of $14,748 and $19,186 as of December 31, 2015 and 2016, respectively)	79,528	95,566
Convertible debt (Note 18)	795,108	—
Total current liabilities	1,378,555	971,283
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $23,379 and $3,790 as of December 31, 2015 and 2016, respectively. Note 2):
Convertible debt (Note 18)	—	153,092
Deferred revenues from related parties (Note 10)	76,003	65,188
Other long-term liabilities	25,721	4,332
Total long-term liabilities	101,724	222,612
Total liabilities	1,480,279	1,193,895
Commitments and contingencies (Note 19)

Shareholders’ equity:
SINA shareholders’ equity:
Ordinary shares: $0.133 par value; 150,000 and 150,000 shares authorized; 79,115 shares issued and 69,840 shares outstanding as of December 31, 2015; 80,544 shares issued and 70,937 shares outstanding as of December 31, 2016, respectively	10,522	10,713
Treasury stock (9,275 and 9,607 shares as of December 31, 2015 and 2016, respectively)	(410,693)	(436,818)
Additional paid-in capital	2,211,901	2,610,173
Accumulated other comprehensive income	204,914	60,405
Retained earnings	548,628	435,117
Total SINA shareholders’ equity	2,565,272	2,679,590
Non-controlling interests (Note 8)	311,396	411,389
Total shareholders’ equity	2,876,668	3,090,979
Total liabilities and shareholders’ equity	$4,356,947	$4,284,874

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2014	2015	2016
Net revenues:
Advertising
Third parties	$445,426	$505,934	$732,724
Related parties	194,860	237,295	138,463
	640,286	743,229	871,187
Non-advertising (including amortization of deferred revenues from E-House of $11,959, $10,435 and $10,435 for 2014, 2015 and 2016, respectively)	127,955	137,440	159,749
	768,241	880,669	1,030,936
Costs of revenues:
Advertising	244,697	280,455	288,044
Non-advertising	45,644	54,925	66,652
	290,341	335,380	354,696
Gross profit	477,900	545,289	676,240
Operating expenses:
Sales and marketing	228,927	230,428	247,068
Product development	192,322	209,771	216,228
General and administrative	83,039	92,868	99,474
Goodwill and acquired intangibles impairment (Note 6)	14,526	—	40,194
Total operating expenses	518,814	533,067	602,964
Income (loss) from operations	(40,914)	12,222	73,276
Interest and other income, net	28,925	22,392	26,213
Change in fair value of option liability (Note 7 for 2014 and Note 4 for 2016)	(46,972)	—	(28,456)
Income (loss) from equity method investments, net	19,471	218	(11,766)
Realized gain on investments	227,824	19,790	289,693
Investment related impairment	(19,593)	(8,479)	(44,433)
Income before income tax expense	168,741	46,143	304,527
Income tax expense (Note 11)	(6,970)	(10,420)	(27,219)
Net income	161,771	35,723	277,308
Less: Net income (loss) attributable to the non-controlling interests	(15,031)	10,045	52,221
Net income attributable to SINA	$176,802	$25,678	$225,087
Other comprehensive income (loss)
Available-for-sale investments:
Change in unrealized gain (net of tax of nil, nil, and nil for 2014, 2015 and 2016 respectively)	76,431	43,878	11,845
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2014, 2015 and 2016, respectively)	981	18,986	92,640
Net change in unrealized gain (loss), net of tax	75,450	24,892	(80,795)
Currency translation adjustments	(17,446)	(37,009)	(72,399)
Total other comprehensive income (loss)	$58,004	$(12,117)	$(153,194)
Total comprehensive income	219,775	23,606	124,114
Less: Comprehensive income (loss) attributable to non-controlling interests	(15,351)	9,531	43,536
Comprehensive income attributable to SINA	$235,126	$14,075	$80,578
Basic net income per share attributable to SINA	$2.72	$0.43	$3.20
Shares used in computing basic net income per share attributable to SINA	64,950	60,237	70,301
Diluted net income per share attributable to SINA	$2.63	$0.40	$3.01
Shares used in computing diluted net income per share attributable to SINA	71,565	60,648	77,511

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
					Additional	Accumulated Other		Non-	Total
	Ordinary Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at January 1, 2014	67,194	$8,937	(1,172)	$(99,975)	$777,907	$158,193	$346,148	$484,408	$1,675,618
Issuance of ordinary shares pursuant to stock plans	411	54	—	—	7,803	—	—	—	7,857
Non-cash stock-based compensation expenses	—	—	—	—	18,714	—	—	13,779	32,493
Repurchase of ordinary shares (Note 18)	—	—	(6,399)	(249,004)	—	—	—	—	(249,004)
Proceeds from Weibo IPO, net of issuance costs	—	—	—	—	301,278	—	—	—	301,278
SINA sale Weibo shares to Alibaba	—	—	—	—	346,667	—	—	—	346,667
Conversion of Weibo preferred shares to ordinary shares and adjustments to non-controlling interests	—	—	—	—	216,394	—	—	(216,394)	—
Deemed contribution from exercise of Weibo call option by Alibaba	—	—	—	—	76,476	—	—	—	76,476
Sale of subsidiaries’ shares to non-controlling interests	—	—	—	—	79	—	—	8,145	8,224
Settlement of stock-based awards in a subsidiary	—	—	—	—	975	—	—	911	1,886
Net income	—	—	—	—	—	—	176,802	(15,031)	161,771
Unrealized gain on available-for-sale securities	—	—	—	—	—	75,450	—	—	75,450
Currency translation adjustments	—	—	—	—	—	(17,126)	—	(320)	(17,446)
Balances at December 31, 2014	67,605	$8,991	(7,571)	$(348,979)	$1,746,293	$216,517	$522,950	$275,498	$2,421,270
Issuance of ordinary shares pursuant to stock plans	510	68	—	—	1,394	—	—	—	1,462
Issuance of ordinary shares to the chief executive officer (Note 15)	11,000	1,463	—	—	454,927	—	—	—	456,390
Non-cash stock-based compensation expenses	—	—	—	—	29,740	—	—	26,399	56,139
Repurchase of ordinary shares (Note 18)	—	—	(1,704)	(61,714)	—	—	—	—	(61,714)
Deemed distribution to non-controlling shareholders (related to sale of the Weibo Fund by SINA to Weibo)	—	—	—	—	(8,153)	—	—	8,153	—
Tax payment on SINA’s sale of Weibo share to Alibaba	—	—	—	—	(27,800)	—	—	—	(27,800)
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	—	—	—	(808)	(808)
Settlement of stock-based awards in a subsidiary	—	—	—	—	15,500	—	—	(7,377)	8,123
Net income	—	—	—	—	—	—	25,678	10,045	35,723
Unrealized gain on available-for-sale securities	—	—	—	—	—	24,892	—	—	24,892
Currency translation adjustments	—	—	—	—	—	(36,495)	—	(514)	(37,009)
Balances at December 31, 2015	79,115	$10,522	(9,275)	$(410,693)	$2,211,901	$204,914	$548,628	$311,396	$2,876,668
Issuance of ordinary shares pursuant to stock plans	1,429	191	—	—	31,667	—	—	—	31,858
Non-cash stock-based compensation expenses	—	—	—	—	36,926	—	—	36,902	73,828
Repurchase of ordinary shares (Note 18)	—	—	(332)	(26,125)	—	—	—	—	(26,125)
In-kind distribution of Weibo’s shares (Note 15)	—	—	—	—	316,650	—	(338,598)	21,948	—
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	1,093	—	—	5,557	6,650
Settlement of stock-based awards in a subsidiary	—	—	—	—	11,936	—	—	(7,950)	3,986
Net income	—	—	—	—	—	—	225,087	52,221	277,308
Unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	(82,050)	—	1,255	(80,795)
Currency translation adjustments	—	—	—	—	—	(62,459)	—	(9,940)	(72,399)
Balances at December 31, 2016	80,544	$10,713	(9,607)	$(436,818)	$2,610,173	$60,405	$435,117	$411,389	$3,090,979

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2014	2015	2016
Cash flows from operating activities:
Net income	$161,771	$35,723	$277,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	41,906	33,218	26,560
Amortization of intangible assets	3,364	3,564	1,908
Amortization of convertible debt issuance cost	5,592	4,393	4,266
Stock-based compensation	32,493	56,139	73,828
Provision for allowance for doubtful accounts	21,574	14,933	14,621
Deferred income taxes benefits	(1,228)	(3,528)	(5,470)
(Income) Loss from equity method investments, net	(19,471)	(218)	11,766
Realized gain on investments	(226,526)	(19,790)	(289,693)
Investment related impairment	19,593	8,479	44,433
Goodwill and acquired intangibles impairment	14,526	—	40,194
Foreign exchange loss	4,922	2,191	—
Loss on disposal of property and equipment	70	223	57
Change in fair value of option liability (Note 7 for 2014 and Note 4 for 2016)	46,972	—	28,456
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(87,121)	5,012	(12,601)
Prepaid expenses and other current assets	540	3,371	(15,057)
Other assets	(4,950)	3,496	2,554
Accounts payable	10,213	5,225	14,329
Amount due to customers	37,959	98,226	100,654
Accrued expenses and other current liabilities	43,764	57,430	90,075
Income taxes payable	(3,279)	(949)	24,913
Deferred revenues	(1,659)	20,758	10,557
Others	—	242	(9)
Net cash provided by operating activities	101,025	328,138	443,649
Cash flows from investing activities:
Purchases of short-term investments	(1,555,243)	(1,933,878)	(1,116,340)
Maturities of short-term investments	1,568,171	1,434,525	2,153,181
Cash paid for business combination, net of cash acquired	(12,695)	—	—
Purchases of property and equipment	(102,853)	(45,466)	(37,688)
Transfer to restricted cash	—	(140,652)	(100,654)
Cash paid (including prepayments) on long-term investments	(228,156)	(687,176)	(862,848)
Loan to a third party	—	(21,000)	—
Proceeds from disposal/ refund of long-term investments	139,216	227,002	808,534
Others	—	97	959
Net cash provided by (used in) investing activities	(191,560)	(1,166,548)	845,144
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	10,439	9,284	36,045
Proceeds from issuance of ordinary shares to chief executive officer (Note 15)	—	456,390	—
Proceeds from sales of non-controlling interests in subsidiaries	2,117	652	127
Cash paid for purchase of non-controlling interests in subsidiary	(6,873)	(1,460)	(3,273)
Proceeds from Weibo’s IPO, net of underwriter’s commission	306,491	—	—
Payment of offering expenses	(5,213)	—	—
Proceeds from Alibaba for purchase Weibo shares	346,667	—	—
Tax payment on SINA’s sale of Weibo share	—	(27,800)	—
Redemption of senior convertible notes (Note 18)	—	—	(646,908)
Repurchase of ordinary shares (Note 18)	(249,004)	(61,714)	(26,125)
Proceeds from short-term bank loans	—	55,062	103,951
Repayment of short-term bank loans	—	(55,062)	(68,113)
Proceeds from third-party loan	—	21,000	22,485
Repayment of third-party loan	—	—	(21,599)
Net cash provided by (used in) financing activities	404,624	396,352	(603,410)
Effect of exchange rate change on cash and cash equivalents	(6,683)	(18,185)	(41,197)
Net increase (decrease) in cash and cash equivalents	307,406	(460,243)	644,186
Cash and cash equivalents at the beginning of the year	916,276	1,223,682	763,439
Cash and cash equivalents at the end of the year	$1,223,682	$763,439	$1,407,625
Supplemental disclosures:
Cash paid for income taxes	$(12,067)	$(14,522)	$(8,210)
Cash paid for interest, net of amounts capitalized	$(8,244)	$(6,949)	$(8,330)
Non-cash investing and financing activities
Deemed contribution from exercise of Weibo call option	$76,476	$—	$—
Deemed distribution to non-controlling interests from the transfer of Weibo Fund (Note 7)	—	8,153	—
Exchanges of long-term investments in E-House and Leju (Note 4)	—	—	322,726
In-kind distribution of Weibo’s shares (Note 15)	—	—	338,598
Changes in account payable related to property and equipment addition	$(3,220)	$39	$19,923

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Sina Corporation (“SINA,” “we” or the “Company”) is an online media company serving China and the global Chinese communities. The Company’s digital media network of SINA.com (portal), SINA mobile  (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content (UGC) in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances. SINA.com offers distinct and targeted professional content on each of its region specific websites and a full range of complementary offerings. SINA mobile provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) format, SINA.cn and mobile application format. Weibo is a leading social media for people to create, share and discover Chinese-language content. By providing an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. Through these properties and other product lines, the Company offers an array of online media and social media services to users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. The Company generates the majority of its revenues from online advertising and marketing services, and, to a lesser degree, from fee-based services.

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

Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued expenses and other current liabilities accordingly. Such reclassification amounted to $77.8 million as of December 31, 2015.

Effectively January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-3, which requires entities to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, the Company retrospectively reclassified $4.9 million of issuance cost of debt from prepaid expenses and other current assets into convertible debt as of December 31, 2015.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content and mobile value added service (“MVAS”) in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs to allow the transfer of economic benefits from the VIEs to the Company.

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2015 and 2016, the total amount of interest-free loans to these nominee shareholders was $61.4 million and $68.9 million, respectively, and the aggregate accumulated losses of all VIEs were approximately $43.9 million and $70.5 million, respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2015	2016
	(In thousands)
Total assets	$403,109	$591,695
Total liabilities	$401,582	$571,551

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Net revenues	$621,705	$743,535	$893,010
Net loss	$(16,509)	$(14,378)	$(26,627)

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Net cash provided by operating activities	$63,738	$368,185	$139,225
Net cash used in investing activities	(48,643)	(317,827)	(253,373)
Net cash provided by financing activities	32,212	20,280	37,021
Net increase (decrease) in cash and cash equivalents	$47,307	$70,638	$(77,127)

As of December 31, 2015 and 2016, the total assets for the consolidated VIEs were $403.1 million and $591.7 million, respectively, which mainly comprised of $256.6 million and $174.9 million in cash, cash equivalents and short-term investments, $140.7 million and $241.3 million in restricted cash and the remaining balances include goodwill, intangible assets, accounts receivable, long-term investments and property and equipment. As of December 31, 2015 and 2016, total liabilities for the consolidated VIEs were $401.6 million and $571.6 million, respectively, which mainly included $163.7 million and $221.0 million in accrued expenses and other current liabilities, $140.7 million and $241.3 million in amount due to customers related to SINA Pay, $19.6 million and $22.1 million in income taxes payable, and $54.3 million and $72.4 million in deferred revenues, respectively.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $87.6 million and $100.2 million as of December 31, 2015 and 2016, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2016:

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

•                  Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by four nominee shareholders of the Company. The registered capital of Weimeng is $9.1 million.

•                  Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online-game platform company, was acquired by the IAD Company in May 2013. All of the equity interest in Weibo Interactive was transferred to Weimeng in December 2013. The registered capital of Weibo Interactive is $8.7 million.

•                  Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”), an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.

The Company began to consolidate the ICP Company in October 2001. StarVI was acquired from Memestar Limited in January 2003 and its operating results had been consolidated by the Company since January 2003. The operating results of the IAD Company, Weimeng have been consolidated since its establishment in 2004 and 2010, respectively.

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

Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE. These exclusive technical services agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIE dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies. The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $322.2 million, $352.6 million, and $467.6 million, respectively, for the fiscal years ended December 31, 2014, 2015 and 2016, respectively.

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

StarVI, one of our VIEs, has engaged STC to provide technical services for its Internet information service and MVAS businesses, and STC has the sole right to appoint any company or companies at its discretion to perform such technical services.

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

Trademark License Agreements.  STC, or Weibo Technology in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in case of Weimeng. The terms of these agreements are for one year and are automatically renewed provided that there is no objection from STC, or Weibo Technology in case of Weimeng. In addition, only STC or Weibo Technology in the case of Weimeng may terminate the respective trade license agreement prematurely. The Company has entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.

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

The Company measures certain financial assets, including the investments under the cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices.  The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

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

•                                          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                                          Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities approximates fair value. The Company utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

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

Short-term bank loans

Short-term bank loans as of December 31, 2016 amounted to $33.2 million, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2016 was approximately 4.0%.

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

Long-lived assets

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from two to ten years. The amortization of intangible assets was $3.4 million, $3.6 million and $1.9 million for 2014, 2015 and 2016, respectively.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Office building	- 45 years
Office building related facilities	- 20 years
Furniture and fixtures	- 5 years
Computers and equipment	- 3 to 4 years
Leasehold improvements	- over the shorter of the estimated useful lives of the assets or the remaining lease term

Depreciation expenses were $41.9 million, $33.2 million and $26.6 million for 2014, 2015 and 2016, respectively.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as prepayment for office building in other assets. Prepayment for office building is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. The impairment charges of intangible assets arising from acquisitions for the years ended December 31, 2014, 2015 and 2016 was nil, nil and $3.5 million, respectively (Note 6).

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

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under long-term Investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to the consolidated statements of comprehensive income (loss). The fair value of the investment would then become the new cost basis of the investment and are not be adjusted for subsequent recoveries in fair value.

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

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. The Company presented the issuance cost of debt in assets in the balance sheet as of December 31, 2015. In April 2015, the FASB issued updated guidance which allows the issuer to select to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets, which was effective since 2016. The Company adopted the guidance since the beginning of 2016 and retrospectively presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

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

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company’s properties. Barter transactions in which physical goods or services (other than advertising services) are received in exchange for advertising services are recorded based on the fair values of the goods or services received. Revenues recognized from barter transactions were immaterial for all periods presented.

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

Other fee-based services

Other fee-based services allow the Company’s users to subscribe to services on its websites or platform, mainly including game-related service, Weibo VIP membership, online payment services, e-reading and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

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

Weibo VIP Membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

The Company began to offer data licensing arrangements that allow its customers to access search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

Deferred revenues

Deferred revenues are mostly derived from a licensing agreement to Leju, a subsidiary of E-House (China) Holdings Limited (“E-House”) (Note 10).  Deferred revenues also consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services. Deferred revenues represent the unamortized balance of license fees or service fee paid by third parties, and the deferred revenues are amortized on a straight-line basis through the service period.

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

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. With the implementation of the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”), the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising revenues. For other non-advertising revenues, before the implementation of the Pilot Program the business tax and surcharges levied was 5.6% and became 6.7% after switching over to the VAT. The total amount of such taxes for 2014, 2015 and 2016 were $64.0 million, $73.8 million and $ 88.1 million, respectively.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expense. The Company expenses all such direct marketing expenses. Advertising expenses for 2014, 2015 and 2016 were $121.1 million, $111.6 million and $123.4 million, respectively.

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

The Company recognizes the estimated compensation cost of performance-based restricted share units, net of forfeitures, based on the fair value of its ordinary shares on the date of the grant and adjusts the compensation cost according to the probability of performance goal achievement at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and records stock-based compensation expense only for those awards that are expected to vest. See Note 15 for further discussion on stock-based compensation.

Taxation

Income taxes

Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized.

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

Foreign currency translation adjustments to the Company’s comprehensive loss for 2014, 2015 and 2016 were $17.4 million, $37.0 million and $72.4 million, respectively. The Company recorded net foreign currency transaction losses of $2.4 million, $4.7 million and income of $0.3 million in 2014, 2015 and 2016, respectively, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), change in unrealized gains (losses) on marketable securities classified as available-for-sale (net of tax), foreign currency translation adjustments, and share of change in other comprehensive income of equity investments one quarter in arrears.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. In April 2015, the FASB proposed a one-year delay in the effective date and companies will be allowed to early adopt as of the original effective date.  Accordingly, this guidance will be effective for the Company beginning the first quarter of fiscal year 2018.  The Company plans to adopt the new revenue guidance in the fiscal year of 2018 and is currently in the process of evaluating the impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which intended to improve the recognition and measurement of financial instruments. This guidance will be effective for the Company beginning the first quarter of fiscal year 2018. No significant impacts on the consolidated financial statements from the guidance were expected.

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

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments will be effective for the Company beginning the first quarter of fiscal year 2017. The Company does not expect a significant impact on the consolidated financial statements from the amendments.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments in this ASU should be applied using a retrospective transition method to each period presented.  The Company will adopt the amendments in the fiscal year of 2018.  No significant impacts on the consolidated financial statements from the amendments were expected.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption of the amendments is permitted. The amendments should be applied using a retrospective transition method to each period presented. The Company plans to early adopt the amendments in the first quarter of fiscal year 2017. Since then, the changes in restricted cash in the consolidated cash flow are no longer presented within investing activities and will be retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments will be effective beginning the first quarter of fiscal year 2018.  Early application is permitted. The amendments should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company is currently evaluating the impact the amendments will have on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments should be applied on a prospective basis. The Company is currently evaluating the impact the amendments will have on the consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, Derecognition and Partial Sales of Nonfinancial Assets. The amendments in this ASU clarify the scope of guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The amendments will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted but is conditioned upon the early adoption of the new revenue standard (ASC 606). The amendments should be applied on a full or modified retrospective basis. The Company is currently evaluating the impact the amendments will have on the consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	As of December 31,
	2015	2016
	(In thousands)
Cash and cash equivalents:
Cash	$668,796	$1,234,547
Cash equivalents:
Bank time deposits (matured within 3 months)	74,643	81,906
Money market funds	20,000	91,172
	94,643	173,078
	763,439	1,407,625
Short-term investments:
Bank time deposits	1,446,414	389,440
Total cash, cash equivalents and short-term investments	$2,209,853	$1,797,065

The carrying amounts of cash, cash equivalents and short-term investments approximate fair values. Interest income for the years ended December 31, 2014, 2015 and 2016 were $43.9 million, $38.7 million and $38.0 million, respectively. The maturity dates of the bank time deposits are within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

	Cost	Equity Method			Available for Sale
	Method	(E-House)	(Leju)	(Others)	Securities	Total
	(In thousands)
Balance at January 1, 2014	$164,737	$175,205	$—	$46,970	$139,675	$526,587
New investments	180,854	—	—	13,763	39,640	234,257
Income from investments	—	10,138	—	9,333	—	19,471
Investment impairment	(10,126)	—	—	(5,187)	(2,647)	(17,960)
Unrealized gain, net	—	—	—	—	75,450	75,450
Disposal\change in interest of investment	(37,625)	48,298	—	47,394	(9,654)	48,413
Changes from cost method to consolidation	(12,684)	—	—	—	—	(12,684)
Changes from cost method to available-for-sale securities	(20,000)	—	—	—	20,000	—
Dividend received	—	(5,867)	—	(4,103)	—	(9,970)
Foreign exchange impact	(1,954)	(1,134)	—	(473)	—	(3,561)
Balance at December 31, 2014	$263,202	$226,640	$—	$107,697	$262,464	$860,003
New investments	317,817	—	4,453	41,954	64,566	428,790
Income (loss) from investments	—	1,873	245	(1,900)	—	218
Investment impairment	(6,609)	—	—	—	—	(6,609)
Unrealized gain, net	—	—	—	—	24,892	24,892
Disposal\dilution of investments	(5,416)	(4,453)	—	(7,566)	(48,213)	(65,648)
Changes from cost method to available-for-sale securities	(7,788)	—	—	—	7,788	—
Dividend received	—	(10,259)	(293)	(6,115)	—	(16,667)
Foreign exchange impact	(6,285)	(3,340)	(61)	(2,653)	—	(12,339)
Balance at December 31, 2015	$554,921	$210,461	$4,344	$131,417	$311,497	$1,212,640
New investments	331,949	139,953	195,126	56,160	52,449	775,637
Income (loss) from investments	—	(3,760)	308	(8,314)	—	(11,766)
Investment impairment	(29,032)	—	—	(2,455)	(4,822)	(36,309)
Unrealized loss, net	—	—	—	—	(80,795)	(80,795)
Disposal\dilution of investments	(67,658)	(341,052)	—	10,902	(124,040)	(521,848)
Dividend received	—	—	—	(3,103)	—	(3,103)
Foreign exchange impact	(7,889)	(5,602)	(116)	(2,642)	—	(16,249)
Balance at December 31, 2016	$782,291	$—	$199,662	$181,965	$154,289	$1,318,207

Cost Method

As of December 31, 2016, investments accounted for under the cost method were $782.3 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In January 2014, the Company obtained control of its investment in Beijing Weiyue Information Technology Co., Ltd (“Weiyue”) through a step acquisition, the impact of which was reflected in the changes in cost method to consolidation (Note 5). In 2015, the Company invested in preference shares of Didi and Kuaidi Taxi, an online transportation network company, through their holding company, Xiaoju Kuaizhi Inc. with a total consideration of $142.0 million. In 2015 and 2016, the Company also invested in preference shares of another private company, which primarily focus on developing social applications, with a total consideration of $70 million and $120 million respectively. The Company accounted for both investments under cost method investment in accordance with ASC325 because the preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value.  Other cost method investments made in 2015 and 2016 were individually immaterial. In 2016, the Company disposed of a series of investments under cost method and recognized the aggregated gains of $159.5 million. All the proceeds of $183.1 million from disposing these cost method investments were received by the Company as of December 31, 2016.

Equity Method

As of December 31, 2016, investments accounted for under the equity method totaled $381.6 million, which included a $199.7 million investment in Leju Holdings Limited (“Leju”). Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered as in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had significant influence over were also accounted for using the equity method.

In March 2014, Leju, a wholly owned subsidiary of E-House, entered into a share purchase and subscription agreement with E-House and Tencent Holdings Ltd. (“Tencent”), pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis from E-House and E-House’s ownership in Leju decreased from 100% to 85% on a fully diluted basis. On April 17, 2014, Leju completed its initial public offering on New York Stock Exchange with the new issuance of 11.5 million ordinary shares. Concurrent with Leju’s initial public offering, Leju additionally issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted to 75.5% of Leju’s then total outstanding shares. Although SINA’s ownership percentage in E-House did not change, the Company recognized a change in interest gain of $29.1 million and $19.2 million respectively for the two transactions respectively, as a result of the increase of SINA’s proportionate share of net assets in E-House.

On December 3, 2014, E-House announced a spin off plan for a portion of its share of Leju, to distribute 7,103,946 ordinary shares of Leju (“Leju Shares”) on a pro rata basis, or 0.05 Leju Shares for each outstanding ordinary share of E-House. Among these 7,103,946 Leju Shares to be distributed, a total of 3,878,324 Leju Shares will be distributed in the form of 3,878,324 Leju ADSs (on the 1:1 conversion ratio between ADS and ordinary share) to holders of E-House ADSs. After the spin off, E-House would continue to control Leju. As a result, the Company received a total of 1,466,687 ordinary shares of Leju (“Leju Dividend Shares”), representing approximately 1% equity interest of Leju, as of the distribution date. The Company accounts for the 1% equity interest of Leju under the equity method of accounting as it can exercise significant influence over Leju through E-House. The Company received cash dividends amounting to $5.9 million and $4.4 million in January and May, 2015 from E-House, represented the dividend of $0.2 per ordinary share and $0.15 per ordinary share, respectively.

On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement, with E-House Holdings Ltd., or Parent. Pursuant to the Merger Agreement, Parent acquired E-House for a cash consideration equal to US$6.85 per ordinary share, and upon the closing of the merger, E-House continued as the surviving corporation and a wholly owned subsidiary of Parent. In connection with the transaction contemplated by the Merger Agreement, the Company made an equity contribution of approximately $140 million to Parent in August 2016 to subscribe newly issued shares of Parent. At the same time, the shares of E-House held by the Company were also rolled over and converted into the shares of Parent. On August 12, 2016, or the closing date, the Company held 49,764,809 ordinary shares of Parent, which represented 43% of Parent’s then total outstanding shares and had a cost basis then to the Company of $340.7 million. The Company also entered into a Shareholders Agreement with Parent and certain other shareholders of Parent on the closing date, under which the Company granted an option (‘E-House Option’) to Parent to repurchase all the equity interest held by the Company in Parent during the 18-month period following the closing date for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase, and (ii) certain cash payment. In accordance with ASC Subtopic 815-10, the option is deemed legally detachable and separately exercisable from the repurchase of ordinary shares of Leju and, thus, accounted for as a freestanding instrument. The option was initially recognized as an option liability valued at $ 3.1 million on the basis of its fair value at the grant date, together with its subsequent changes in fair value were reflected in the fair value change in option liability. The fair value of option liability was determined by i) the number of Leju shares the Company received in this transaction, ii) the difference between the designated unit price of Leju shares agreed in the Shareholders Agreement by transaction parties and the fair value of unit price of Leju in the open market at each period end and iii) time value of the option liability. Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $28.5 million.

On December 30, 2016, Parent exercised such option right and repurchased 49,764,809 of its ordinary shares from the Company, for the aggregate consideration comprised of 40,651,187 shares of Leju with a fair value of $195.1 million and approximately $129 million in cash. As a result, together with Leju Dividend Shares received in 2014 by the Company, on December 31, 2016, the Company totally held 42,117,874 Leju shares with a fair value of $202.2 million, which represented 31.1% of Leju’s then total outstanding shares, and ceased to hold any beneficial ownership in Parent. The Company used equity method to account for the investment in Leju. As of December 31, 2016, the U.S. dollar cash consideration was not received from Parent, but an equivalent RMB deposit was paid to the Company to ensure the later payment of cash consideration in U.S. dollar. The RMB deposit is without any restriction for use but expected to be returned to Parent when the Company receives the cash consideration in U.S. dollar.  As a result of the share exchange, the Company recognized a one-time gain of $4.6 million, which was the difference between all the considerations received and the carrying value of the investment in E-House on the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for E-House as other comprehensive loss. Earnings/(loss) from Parent for the period from October 1, 2016 to December 30, 2016 has been included in the disposal gain of $4.6 million from this transaction. For the year ended December 31, 2016, a loss of $28.5 million was recognized as fair value change in option liability when marked to market in the Company’s consolidated statements of comprehensive income.

On July 9, 2014, Tian Ge Interactive Holding Limited (“Tian Ge”), an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). After Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge. As the issuance price per share was higher than the Company’s average carrying value per share, the Company recorded a change in interest gain of $49.2 million to reflect the partial disposal.  The Company received cash dividends amounting to $2.3 million from Tian Ge in 2015 and 2016, respectively, represented the dividend of HK$ 0.06 ($ 0.008) per ordinary share. The closing price of Tian Ge as of December 31, 2016 is HK$4.8(equivalent to $0.62) per ADS/share. The aggregate market value of the Company’s investment in Tian Ge is approximately $185.7 million.

None of our equity investments meets the SEC’s definition of a significant subsidiary for the years ended December 31, 2014, 2015 and 2016. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X. The condensed balance sheet below included the financial information of Leju but excluded the result of E-House as of December 31, 2016:

	Years Ended December 31,
	2014	2015	2016
	(In thousands)
Operating data:
Revenue	$1,023,959	$1,139,303	$1,884,793
Gross profit	$698,579	$777,323	$1,385,828
Income (loss) from operations	$89,934	$17,866	$(21,238)
Net income (loss)	$88,228	$1,772	$(57,894)
Net income (loss) attributable to our equity method investments companies	$75,121	$17,859	$(27,895)

	As of December 31,
	2015	2016
	(In thousands)
Balance sheet data:
Current assets	$1,617,225	$858,996
Long-term assets	$903,293	$606,819
Current liabilities	$672,439	$206,928
Long-term liabilities	$100,641	$29,406
Non-controlling interests	$162,273	$3,320

The investment in E-House with the cost allocated as follows:

	As of December 31,
	2014	2015
	(In thousands)
Carrying value of investment in E-House	$226,640	$210,461
Proportionate share of E-House’s net tangible and intangible assets *	208,731	183,125
Proportionate share of E-House’s change of APIC which was not picked up by SINA	6,476	17,088
Excess of carrying value of investment over proportionate share of E-House’s net tangible and intangible assets	$11,433	$10,248
The excess of carrying value has been primarily assigned to:
Goodwill and amortizable intangible assets *	$14,269	$12,689
Deferred tax liabilities	(2,836)	(2,441)
	$11,433	$10,248
Cumulative gain in equity interest	$4,731	$6,604

* The weighted average life of the intangible assets recorded in E-House’s financial statements was 8 years and the intangible assets not included in E-House’s financial statements, excluding the asset with indefinite life, was 6 years.

The investment in Leju was accounted for using the equity method with the cost allocated as follows:

As of December 31,
2016
(In thousands)

Carrying value of investment in Leju	$199,662
Proportionate share of Leju’s net tangible and intangible assets **	114,900
Excess of carrying value of investment over proportionate share of Leju’s net tangible and intangible assets	$84,762

The excess of carrying value has been primarily assigned to:
Goodwill and amortizable intangible assets **	$90,175
Deferred tax liabilities	(5,413)
$84,762

Cumulative gain in equity interest	$553

** The weighted average life of the intangible assets recorded in Leju’s financial statements was 7 years and the intangible assets not included in Leju’s financial statements was 8 years.

The Company performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In the years ended December 31, 2014, 2015 and 2016, the Company recorded $10.1 million, $6.6 million and $29.0 million of impairment charges to the carrying value of its investments under the cost method, respectively. In the years ended December 31, 2014, 2015 and 2016, the Company recorded $5.2 million, nil and $2.5 million of impairment charges to the carrying value of its investments under equity method as a result of the operation metrics were not performing to the expectations.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Youku Tudou	$91,969	$—	$(3,036)	$88,933
Alibaba	20,000	130,777	—	150,777
Others	20,274	2,480	—	22,754
December 31, 2014	$132,243	$133,257	$(3,036)	$262,464

Youku Tudou	$68,028	$32,951	$—	$100,979
Alibaba	18,997	92,982	—	111,979
Jupai	17,788	14,121	—	31,909
Others	51,571	17,324	(2,265)	66,630
December 31, 2015	$156,384	$157,378	$(2,265)	$311,497

Alibaba	$12,248	$65,757	$—	$78,005
Jupai	23,068	8,576	—	31,644
Others	44,656	807	(823)	44,640
December 31, 2016	$79,972	$75,140	$(823)	$154,289

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $311.5 million and $154.3 million as of December 31, 2015 and 2016, respectively.

The Company invested Alibaba through Yunfeng Funds with a total cost of $50.0 million in October 2011. On September 19, 2014, Alibaba completed its listing on the New York Stock Exchange (“Alibaba IPO”). The Company sold part of shares held, had total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. In 2016, the Company further disposed part of shares held, with the total cost of $6.7 million and recognized a gain of $44.2 million.

In 2014 and 2015, the Company invested $24.5 million and $5.2 million in Youku Tudou, respectively. In 2015, the Company disposed part of shares, with a disposal gain of $18.9 million. With the accomplishment of its privatization, the Company recognized a gain of $34.5 million in 2016.

The Company invested Jupai Holding Limited (“JP”) with a total cost of $7.8 million under cost method since 2014. In July 2015, JP completed its listing on the New York Stock Exchange (“JP IPO”). In 2015 and 2016, the Company further invested $10.0 million and $5.3 million in JP, respectively.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, the assessment, which included the business and financial outlook, the financial condition, as well as the severity and duration of the drop in share price compared to the carrying value, that these investments are not other-than-temporarily impaired, as well as the ability and current intent to hold these securities until the prices recover. For the years ended December 31, 2014, 2015 and 2016, the impairment charges of available-for-sale investments were $2.6 million, nil and $4.8 million, respectively.

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

Weiyue

The Company invested $3.4 million in Weiyue in 2011, which engages in operating the mobile-based as well as PC-based online reading platform, in return for 35% of common shares. Pursuant to the investment agreement, the Company had contingent redemption right and its investment in Weiyue did not meet the definition of “in-substance common shares” under ASC 323-10-15. Due to there was no readily determinable fair value for the Company’s investment in Weiyue, it was accounted for under the cost method prior to January 2014.

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

The acquisition did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented. The goodwill acquired from Weiyue has been fully impaired in 2014 as a result of the revocation of Internet Publication License and License for Online Transmission of Audio-Visual Programs for the reading business (Note 6).

In 2014, other than Weiyue acquisition described above, the Company acquired two other companies with total purchase consideration of $4.5 million, which had no material impact on the Company’s consolidated financial statements of 2014. No new acquisition incurred in 2015 and 2016.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1 , 2014	$39,826	$7,517	$—	$47,343
Acquisition of Weiyue in 2014	—	—	14,526	14,526
Acquisition of other businesses in 2014	—	4,135	—	4,135
Impairment provided in 2014	—	—	(14,526)	(14,526)
Balance as of December 31, 2014	39,826	11,652	—	51,478
Foreign exchange impact	1,919	(535)	—	1,384
Balance as of December 31, 2015	41,745	11,117	—	52,862
Impairment provided in 2016	(36,726)	—	—	(36,726)
Foreign exchange impact	(5,019)	(851)	—	(5,870)
Balance as of December 31, 2016	$—	$10,266	$—	$10,266

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company’s goodwill as of December 31, 2015 and 2016 was $52.9 million and $10.3 million respectively. No new acquisition incurred in 2015 and 2016, and the fluctuation in its balance in 2016 mainly resulted from the goodwill impairment provided for portal business. In January 2014, the Company acquired additional equity interest in Weiyue (Note 5), which resulted in an increase of $14.5 million in goodwill. For the increase in goodwill related to other businesses in 2014, it was mainly arising from an acquisition in a game developer, which resulted in an increase of $3.8 million in goodwill.

In the second quarter of 2014, based on the significant decline in revenue of the online reading business and near-term outlook, which was primarily due to the revocation of our Internet Publication License and License for Online Transmission of Audio-Visual Programs, the Company performed an assessment of goodwill acquired from Weiyue with assistance from an independent appraiser and recognized an impairment charge of $14.5 million. As of December 31, 2015, the Company performed a qualitative analysis, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from portal advertising business and Weibo business, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2015.

In 2016, the Company witnessed a decrease trend in revenue under portal segment, which was mainly caused by an increasingly competitive online advertising market landscape which led to a shift of advertising budget of brand advertisers, the largest customer segment in terms of revenue contribution for portal advertising business, from portal to APPs. As of December 31, 2016, the Company performed a quantitative analysis for the reporting unit under portal advertising business, with the assistance of an independent third party valuer to determine the fair value of reporting units and the implied fair value of their goodwill. In addition, as to the reporting unit under Weibo, the Company also performed a quantitative analysis on it considering the fact of under expectation performance and decreased revenue. The Company estimated the fair value by using the income approach, which considered a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and require the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business. Based on the assessment, the Company provided an impairment charges of $36.7 million for the goodwill arising from the acquisitions made under portal advertising segment as of December 31, 2016 and concluded that no impairment existed for the reporting unit under Weibo as its fair value of reporting unit was over its carrying amount.

Intangible assets

The following table summarizes the Company’s intangible assets:

	As of December 31, 2015			As of December 31, 2016
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Accumulated Impairment	Net
	(In thousands)			(In thousands)
Technology*	$15,698	$(13,083)	$2,615	$15,698	$(14,196)	(1,243)	$259
Software*	1,861	(1,861)	—	1,861	(1,861)	—	—
Exclusive content distribution right*	2,806	(1,485)	1,321	—	—	—	—
Games*	1,688	(496)	1,192	1,688	(979)	—	709
Other*	7,899	(3,935)	3,964	7,899	(4,800)	(2,225)	874
Total	$29,952	$(20,860)	$9,092	$27,146	$(21,836)	$(3,468)	$1,842

* Intangible assets are amortized over the estimated useful lives ranging from two to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2014, 2015 and 2016 was $3.4 million, $3.6 million and $1.9 million, respectively. In 2016, the Company recognized $3.5 million impairment loss of acquired intangible assets, which is related to the All Sure business acquired in 2013, as a result of the Company’s management’s assessment that the impairment existed based on its conclusion that All Sure was unable to provide expected synergies with the portal business. The impaired intangible assets consisted primarily of core technology, trademark and domain names. No impairment on acquired intangible assets was made for the years ended December 31, 2014 and 2015. As of December 31, 2016, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2017	$659
2018	531
2019	45
2020	42
2021 and thereafter	—
Total expected amortization expense**	$1,277

** The table above excludes indefinite lived intangible assets of $0.6 million.

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

Ordinary shares

The ordinary shares held by Alibaba were recognized as non-controlling interests and classified under permanent equity in the Company’s consolidated balance sheets at an initial fair value of $54.2 million as of the Transaction Date.

On March 28, 2014, shareholders of Weibo adopted the second amended and restated memorandum and articles of association, which became effective immediately prior to Weibo’s IPO on April 17, 2014. The second amended and restated memorandum and articles of association include a dual-class voting structure, whereby Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share. Furthermore, each Class B ordinary share could converted into one Class A ordinary share at any time, while the Class A ordinary share is not convertible into Class B ordinary share. Upon the IPO date, Weibo issued 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Ali WB, with a proceeds of $301.3 million net of underwriting commissions and offering expenses. Concurrently with the IPO, Ali WB acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from us. As of December 31, 2016, the outstanding Class A and Class B ordinary shares represent 50.1% and 49.9 % of Weibo’s total share ownership respectively.

Alibaba Option Liability

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

In accordance with US GAAP, the option is deemed legally detachable and separately exercisable from the preferred and ordinary shares and, thus, accounted for as a freestanding instrument. As the strike price of the call option may be adjusted by the occurrence of a qualified IPO of Weibo, if any, it is not considered indexed to Weibo’s own stock. Accordingly, the call option was recorded as an investor option liability valued at $50.6 million in the consolidated balance sheets as of the Transaction Date and is marked to market each reporting period. For the year ended December 31, 2014, $47.0 million of losses was recognized based on a subsequent change in fair value in the consolidated statements of income and comprehensive income.

The Company utilized the Binominal option pricing model to determine the fair value of the option liability, which was measured using significant unobservable input (level 3) and required an assessment of probability for each exercise scenario. These assumptions are subjective and have inherent uncertainties. Changes in these estimates and assumptions could materially impact the Company’s financial position and results of operations.

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

Share Ownership

As of December 31, 2016, the share ownership of Weibo was as follows:

Shareholder Name	Shares Type	Ownership Percentage	Voting Power*
SINA	Class B Ordinary shares	49.9%	75.0%
Alibaba	Class A Ordinary shares	31.1%	15.6%
Others	Class A Ordinary shares	19.0%	9.4%
Total		100.0%	100.0%

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

* Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share.

Strategic Alliance

On April 29, 2013, affiliated entities of the Company, including a PRC subsidiary of Weibo, formed a strategic alliance with affiliated entities of Alibaba, a related party, to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. The strategic alliance generated approximately $381 million in advertising and marketing revenues in aggregate for us from 2013 to 2015. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016.  For the year ended December 31, 2014 and 2015, the Company recorded $126.0 million and $186.0 million in advertising and marketing revenues from Alibaba under the strategic agreement, respectively, which included $107.6 million and $137.4 million recognized by Weibo for 2014 and 2015.  The Company recorded $82.0 million in advertising and marketing revenues from Alibaba in 2016. These amounts are included in related party revenue due to Alibaba’s significant ownership interest in Weibo.

Weibo Fund Transactions

In June 2015, the Company completed to transfer its 55% and 85% equity interest in two limited liability partnerships (referred to as Weibo Funds)  to Weibo for a fixed cash consideration of $ 22 million. The remaining equity interests of these entities are held by their original third party private shareholders.  After the closing of the transaction, SINA continued to consolidate the results of operations of Weibo Funds in its consolidated financial statements through its consolidation of Weibo. Given this is a transaction between entities under common control, the transfer is accounted for as an equity transaction and there is no change in the basis of the assets and liabilities. The Company recognized the increase of non-controlling interest as a result of this transfer of the Weibo Funds and deducted additional paid-in capital, which was deemed as a distribution to non-controlling interest shareholders of Weibo from SINA.

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31, 2015	As of December 31, 2016
	(In thousands)
Weibo	$299,824	$394,303
Others	11,572	17,086
Total	$311,396	$411,389

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. The increase in non-controlling interests related to Weibo during 2016 was mainly resulted from a) the pick-up of Weibo’s results of operations and changes in equity attributable to non-controlling shareholders (Note 7 — Investment in Weibo) and b) the declaration of in-kind dividend to SINA’s shareholders, which resulted in an increase of non-controlling interests based on the change in equity interest held by the Company in Weibo as of the declaration date (Note 15 —Shareholders’ Equity—In-kind Distribution).

9. Other Balance Sheet Components

	As of December 31,
	2014	2015	2016
	(In thousands)
Accounts receivable, net:
Accounts receivable		$243,712	$224,396
Allowance for doubtful accounts:
Balance at the beginning of year	$(16,307)	(22,761)	(14,980)
Additional provision charged to expenses	(21,574)	(14,933)	(14,621)
Write-off	15,120	22,714	15,533
Balance at the end of year	$(22,761)	$(14,980)	$(14,068)
		$228,732	$210,328
Prepaid expenses and other current assets:
Prepayments and loan to investees[1]		$91,940	$115,860
Secured loan to a founder of a related party[2]		—	100,000
Consideration receivables from disposing of the investment in E-House (Note 4)		—	127,600
Rental and other operation deposits		10,369	18,975
Amount deposited by Weibo users[3]		—	21,203
Content fees and revenue share		7,125	7,124
Advertising and marketing fees		2,387	3,802
Dividend receivable		7,783	—
Others		15,812	12,809
		$135,416	$407,373
Property and equipment, net:
Office building		$—	$195,053
Office building related facilities		—	3,276
Computers and equipment		204,949	185,816
Leasehold improvements		14,258	10,602
Furniture and fixtures		11,110	9,982
Other		4,927	2,292
		235,244	407,021
Less: Accumulated depreciation		(187,749)	(165,341)
		$47,495	$241,680
Other assets:
Prepayment for office building[4]		$178,294	$—
Loan to investees[5]		97,930	4,320
Loan to a third party[6]		21,000	—
Investment related deposits		14,948	38,855
Deferred tax assets		7,769	12,587
Others		264	1,045
		$320,205	$56,807
Accrued expenses and other current liabilities:

RMB deposit received from E-House (Note 4)		$—	$128,153
Accrued sales rebates		61,163	72,941
Accrued payroll related expenses (including sales commission)		74,754	86,667
Advertising and marketing expenses		43,447	49,908
Deposit from an investee		19,608	19,608
Loan from a third party[6]		—	19,896
Turnover tax		18,534	20,013
Amount due to Weibo users [3]		—	21,203
Employee reimbursement		5,019	7,459
Professional fee		4,684	5,731
Content fees		1,152	143
Others		37,129	21,029
		$265,490	$452,751

1  Prepayment and loan balance to investees as of December 31, 2015 and 2016 were individually immaterial.

2  The Company issued a one-year loan of $100 million to a founder of a related party in August 2016 with an annual interest rate of 5%.

3  Weibo wallet enables Weibo users to conduct interest-generation activities on Weibo, such as handing out “red envelops” and coupons to users. Weibo wallet also enables users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and VIP membership, and those offered by our platform partners, such as e-commerce merchandises, financial products and virtual gifts. The amounts deposited by users primarily represent the receivables temporarily held on account for Weibo wallet users through a third party online payment platform.  Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

4  Prepayment for office building included the capitalized costs related to the construction of the new office building was transferred to property and equipment upon substantial completion of the construction of building in July 2016.

5  In 2015, the Company entered into a loan agreement with an investee. The loan principal amounted to $ 98 million (RMB 620 million) with an annual interest rate of 8% in support of the investee’s business development and expansion for three years, which will be matured in August 2018. Bundled with the loan agreement, the Company acquired a contingent conversion right for converting the loan into the equity investment with a favorite conversion price when certain conditions are met. Considering such arrangement did not satisfy the net settlement requirement, the Company did not deem the conversion right as an embedded derivative and did not bifurcate it.  The principle and interest of the loan were early repaid by the investee in 2016.

6  In 2015, the Company issued a $21 million two-year’s loan dominated in US$ with 3% annual interest rate to Company A, which was secured by a loan from a related party of Company A with the similar terms and equivalent RMB amount. As of December 31, 2016, the loan to a third party was reclassified to current assets, with a maturity date of October 2017. The equivalent RMB liability was reclassified to current liability as of December 31, 2016.

10. Related Party Transactions

Service provided to related parties

The amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) were entered into with Leju, a subsidiary of E-House, and such amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under the straight-line method until 2024.  For the years ended December 31, 2014, 2015 and 2016, the Company recorded revenue from License Agreements in the amount of $12.0 million, $10.4 million and $10.4 million from such deferred revenue account, respectively. As of December 31, 2015 and 2016, the total amount of deferred revenue from Leju was $85.4 million and $75.0 million, respectively, which includes $75.0 million and $64.6 million of non-current portion of deferred revenue, respectively.

Based on the amended and restated advertising agency agreements with Leju, agency fees earned from Leju for 2014, 2015 and 2016, calculated at 15% of Leju’s revenue generated from the sales of advertising on SINA’s non-real estate channels, were $5.2 million, $4.9 million and $9.3 million, respectively. As of December 31, 2015 and 2016, receivables due from Leju were $1.4 million and $1.4 million, respectively.

On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. For 2014 and 2015, the Company recognized a total of $126.0 million and $186.0 million in advertising and marketing services revenue from Alibaba under the strategic alliance, respectively. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016  and recorded $82.0 million in advertising and marketing revenues from Alibaba in 2016. As of December 31, 2015 and 2016, the Company had an amount due from Alibaba of $71.7 million and $26.2 million, respectively.

Revenues from related parties, excluding those from Leju and Alibaba, represented approximately 5.0%, 3.9%, and 4.6% of net total revenues for 2014, 2015 and 2016, respectively.  As of December 31, 2015 and 2016, the Company had accounts receivable due from related parties other than Leju and Alibaba of $37.0 million and $33.3 million, which represented approximately 16.2% and 15.8% of total net accounts receivable, respectively.

Service purchased from related parties

Transactions with related parties included in cost and operating expenses represented 2.0%, 2.5%, and 4.4% of total cost and operating expenses for 2014, 2015 and 2016, respectively.

One of the Company’s subsidiaries entered into an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA in the presented periods and resigned in January 2016. Therefore, BroadVision is no longer a related party of the Company since 2016. Under this agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2014 and 2015, services fees to BroadVision are approximately $176,000 and $175,000, respectively. There was no payable amount outstanding as of December 31, 2015.

The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

New Share Issuance to the CEO

On November 6, 2015, the Company completed an issuance of 11,000,000 ordinary shares to a special purpose vehicle owned by Mr. Charles Chao, Chairman and CEO of the Company, for an aggregate price of $456,390,000 pursuant to a legally binding subscription agreement signed in June 2015.  The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of US$41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses arose from this placement.  See Note 15 New Share Issuance to the CEO to Consolidated Financial statements.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2015 and 2016.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2014	2015	2016
	(In thousands, except percentage)
Income before income tax expense	$168,741	$46,143	$304,527
Income (loss) from non-China operations	$168,446	$(25,354)	$125,064
Income from China operations	$295	$71,497	$179,463
Income tax expenses applicable to China operations	$6,970	$10,420	$11,985
Effective tax rate for China operations	2,362%	15%	7%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2014, 2015 and 2016. The income (loss) from non-China operation mainly resulted from the disposal\dilution gain (loss) or impairment loss related to overseas investments, stock-based compensation, fair value change in option liability, etc. In 2014, the Company’s non-China operations recognized a disposal gain of $109.2 million relates to Alibaba and a dilution gain of E-House totaling $48.2 million, Hong Kong operations recognized a deemed disposal gain of Tian Ge of $49.2 million, Weibo’s Cayman Islands operations recorded a loss in change in fair value of  option liability of $47.0 million related to Alibaba. In 2015, the Company’s non-China operations recorded a gain of $18.9 million related to disposal of its partial investment in Youku Tudou. In 2016, the Company’s non-China operations recorded (i) aggregated  gains of $156.4 million from disposing a series of  investments under cost method (ii) a gain of $44.2 million related to disposal of its partial investment in Alibaba, (iii) a gain of $34.5 million related to disposal of its remaining investment in Youku Tudou due to its privatization and (iv) a loss of $28.5 million in change in fair value of option liability related to E-House. A portion of the non-China operations in 2016 resulted in the recognition of non-China income tax expense.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from the disposition gain of Alibaba and certain private foreign entity’s shares in 2016 are not subject to tax.

U.S.

As of December 31, 2016, the Company’s subsidiary in the U.S. had approximately $88.1 million of federal and $8.8 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2036, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2017 through December 31, 2036. Included in the net operating loss carryforwards were $40.2 million and $5.6 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary as at December 31, 2016 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2015	2016
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,126	$30,279
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	479	553
Total deferred tax assets	30,605	30,832
Less: valuation allowance	(30,605)	(30,832)
Deferred tax assets, net	$—	$—

Hong Kong

As of December 31, 2016, the Company’s Hong Kong subsidiaries had approximately $29.6 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2016, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2015	2016
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$4,506	$4,883
Less: valuation allowance	(4,506)	(4,883)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. As of December 31, 2016, four of the Company’s subsidiaries and VIEs in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., and Sina (Shanghai) Management Co., Ltd., were qualified as high and new technology enterprises, and enjoyed a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”, which were updated in April 2013. An entity qualified as a software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. SINA (Shanghai) Management Co., Ltd., qualified as a software enterprise in 2010 and is exempted from income tax for the first two years and is entitled to a preferential tax rate of 12.5% for the three years thereafter. Weibo Technology was qualified as a software enterprise and started to enjoy the relevant tax holiday from its first profitable year in 2015.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company decided that its foreign invested enterprises will not distribute PRC earnings made since 2008 beyond to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.  As of December 31, 2015 and 2016, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

The Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2015 and 2016, there was both approximately $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between subsidiaries and VIEs in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2012 through 2016 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In December 2009, the State Administration of Tax (“SAT”) in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Circular on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” SAT Circular 7 became effective on February 2015, but it also applies to indirect transfers which occurred before its issuance but have not received assessment from the tax authorities.  In June 2015, according to communication with the local tax bureau in China, the sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such the capital gain from the transaction is subject to PRC withholding tax at rate of 10%.  The Company fully paid the relevant tax arising from the transaction and recorded a reduction of additional paid-in capital in 2015 considering the relevant tax directly relates to equity transaction. Although the Company believes that it is more likely than not all the other transactions made by the Company during all the presented periods would be determined to have reasonable commercial purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Current tax provision	$8,198	$13,948	$17,455
Deferred tax benefits	(1,228)	(3,528)	(5,470)
Income tax expenses	$6,970	$10,420	$11,985

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2014	2015	2016
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(1,664)%	(24)%	(29)%
Permanent differences	2,670%	12%	4%
Change in valuation allowance	1,699%	2%	7%
Effect of changes in the tax status	(368)%	—	—
Effective tax rate for China operations	2,362%	15%	7%

The provisions for income taxes for the years ended December 31, 2014, 2015 and 2016 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The decrease in effective tax rate for China operations in 2015 when compared to 2014 mainly resulted from a relatively higher income before tax from China operation in 2015 and the effect of the tax holiday of software enterprise enjoyed by Weibo Technology starting from 2015. The decrease in effective tax rate for China operations in 2016 as compared to 2015 was mainly due to the relatively higher proportion of income achieved by Weibo Technology, which has been enjoying the tax holiday since 2015.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2014	2015	2016
	(In thousands, except per share amount)
Tax holiday effect	$4,910	$17,169	$51,829
Basic net income per share effect	$0.08	$0.29	$0.74
Diluted net income per share effect	$0.07	$0.28	$0.67

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2015	2016
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts	$16,386	$18,509
Net operating loss carry forwards	1,098	815
Accruals	7,553	11,978
Depreciation, and other liabilities	5,964	16,732
Total deferred tax assets	31,001	48,034
Less: valuation allowance	(23,232)	(35,447)
Net deferred tax assets	$7,769	$12,587

Deferred tax liabilities:
Depreciation	$(468)	$(814)
Acquired intangible assets	(1,959)	(274)
Others	(2,044)	(2,521)
Total deferred tax liabilities	$(4,471)	$(3,609)

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry-forwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 25% or applicable preferential rates.

As of December 31, 2015 and 2016, the Company provided full valuation allowance of the deferred tax assets for China operations mainly related to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2015 and 2016, the Company had net operating loss carry forwards for China operation totaling $4.4 million and $3.3 million, which both recognized fully valuation allowance.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share. For the year ended December 31, 2014 and 2016, the interest expenses and amortized issuance costs of $13.5 million and $10.8 million, respectively, as well as the number of “if converted” shares related to convertible debt were recognized as dilutive factors and included in the calculation of diluted net income per share. For the year ended December 31, 2015, convertible debt that was anti-dilutive and excluded from the calculation of diluted net income per share was $10.7 million.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, applying the two-class method, multiplied by the number of Weibo shares held by SINA. In periods during which Weibo is profitable, the preferred shares held by Alibaba, a related party of the Company, are participating securities and, therefore, all profits of Weibo are allocated to ordinary shares and participating securities based on their dividend rights, as if all of the earnings for the period had been distributed. Considering that the holder of preferred shares has no contractual obligation to fund the losses of the Weibo business in excess of the initial investment, the Company believes that in applying the two-class method of calculating EPS in accordance with ASC 260-10, in periods during which Weibo recognizes losses, any losses from Weibo should not be allocated to the preferred shares, as a conversion of the preferred shares would increase the denominator to share losses, which would be anti-dilutive to the EPS calculation. With the completion of Weibo’s initial public offering in April 2014, the preferred shares were automatically converted into ordinary shares, and no  dilutive impact was considered on the preferred shares since then. In 2014, the effect from preferred shares and other potential ordinary shares outstanding on consolidated net income per share of dilutive shares from Weibo was nil as Weibo was in a loss position in the relevant periods. In 2015 and 2016, the effect on consolidated net income per share of dilutive shares from Weibo was $0.9 million and $2.1 million, respectively.

Additionally, the Company takes into account the effect on consolidated net income per share of dilutive shares of entities in which the Company holds equity interests that are accounted for using the equity method.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA	$176,802	$25,678	$225,087
Denominator:
Weighted average ordinary shares outstanding	64,950	60,237	70,301
Basic net income per share attributable to SINA	$2.72	$0.43	$3.20
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA	$176,802	$25,678	$225,087
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	2,106	1,490	2,275
Add: Effect on interest expenses and amortized issuance cost of convertible debt	13,539	—	10,831
Net income attributable for calculating diluted net income per share	188,235	24,188	233,643
Denominator:
Weighted average ordinary shares outstanding	64,950	60,237	70,301
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	74	23	112
Unvested restricted share units	74	388	958
Convertible debt	6,467	—	6,140
Shares used in computing diluted net income per share attributable to SINA	71,565	60,648	77,511
Diluted net income per share attributable to SINA	$2.63	$0.40	$3.01

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2014, 2015 and 2016, the Company contributed a total of $53.6 million, $60.1 million and $59.7 million to the government funds, respectively.

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

General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in register capital of the respective company.  As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $355.8 million or 13% of the Company’s total consolidated net assets as of December 31, 2016. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

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

In-kind Distribution

On August 31, 2016, the Company announced its planned distribution of shares of Weibo to SINA’s shareholders as of the record date of September 12, 2016 on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares. As of the distribution date of October 14, 2016, the Company has distributed 7,088,116 Class A ordinary shares of Weibo, based on 70,881,168 ordinary shares of SINA outstanding as of the record date.  The distribution resulted in a decrease of $338.6 million in retained earnings, which equals to the fair value of Weibo shares distributed and also leads an increase of $21.9 million in the non-controlling interests related to Weibo, which represents the change in equity interest held by the Company in Weibo as of the declaration date. The remaining difference has been reflected as an increase in additional paid-in capital in 2016.

2015 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan terminated on August 1, 2015. Under the 2007 Plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. As of December 31, 2016, there were 234,000 options and 1,037,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

In July, 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), which permits the granting of share options, share appreciation rights, restricted share units and restricted shares. Under the 2015 Plan, a total of 6,000,000 ordinary shares of the Company is available for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted shares or pursuant to a restricted shares unit. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 110% of the fair market value on the date of grant.

Upon adoption, the 2015 Plan replaced the existing 2007 Plan and, as a result, no additional awards could be granted under the 2007 Plan. As of December 31, 2016, there were nil options and 1,441,000 restricted share units outstanding under the 2015 Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Costs of revenues	$3,231	$5,272	$7,742
Sales and marketing	5,092	10,793	15,496
Product development	7,217	14,234	20,793
General and administrative	16,953	25,840	29,797
	$32,493	$56,139	$73,828

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options.

Stock Options

The assumptions used to value the Company’s option grants were as follows:

	Year Ended December 31,
	2014	2015
Stock options:
Expected term (in years)	4.0	4.1
Expected volatility	55%-56%	54%
Risk-free interest rate	1.3%-1.9%	1.1%
Expected dividend yield	—	—

No option was granted during 2016. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2014 and 2015, due to the lack of industry comparison and comparable historical exercise patterns. Options granted since 2007 have a contractual life of either six or seven years, compared ten years for previous grants. Most of the grants under the new terms have not been fully vested nor forfeited. In addition, the Company experienced significant changes in revenue mix and employee composition in recent years. For these reasons, the Company believes that share option exercise pattern on new grants may not reflect those of previous grants. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
January 1, 2014	4,711
Granted*	(1,841)
Cancelled/forfeited	92
December 31, 2014	2,962
New issued under the 2015 Plan	6,000
Granted*	(2,981)
Cancelled/forfeited	742
Expired	(995)
December 31, 2015	5,728
Granted*	(2,456)
Cancelled/forfeited	353
Expired	(279)
December 31, 2016	3,346

* In 2014, 2015 and 2016, 918,000, 1,620,000 and 1,403,000, restricted shares units, or 1,605,900, 2,834,700 and 2,456,000 equivalent option shares, respectively, were granted.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2014	1,038	$45.31	3.48	$40,411
Granted	235	$38.38
Exercised	(240)	$32.58
Cancelled/expired/forfeited	(11)	$47.94
December 31, 2014	1,022	$46.68	3.90	$809
Granted	147	$35.69
Exercised	(50)	$29.12
Cancelled/expired/forfeited	(196)	$51.65
December 31, 2015	923	$44.83	3.37	$5,208
Exercised	(674)	$47.26
Cancelled/expired/forfeited	(15)	$35.69
December 31, 2016	234	$38.41	3.63	$5,226
Vested and expected to vest as of December 31, 2015	914	$44.90	3.35	$5,103
Exercisable as of December 31, 2015	616	$48.52	2.69	$1,537
Vested and expected to vest as of December 31, 2016	229	$38.43	3.62	$5,119
Exercisable as of December 31, 2016	72	$40.76	3.03	$1,437

The total intrinsic value of options exercised during 2014, 2015 and 2016 was $4.7 million, $0.6 million and $22.0 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2014, 2015 and 2016 was $8.9 million, $1.5 million and $31.9 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2015 and 2016 was $49.40 and $60.79, respectively.

As of December 31, 2015 and 2016, there was $5.4 million and $2.6 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years as of December 31, 2016. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2015 and 2016 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2015
$24.39 - $38.27	374	$36.48	84	$34.28	4.51
$40.07 - $40.07	15	$40.07	7	$40.07	5.81
$45.13 - $45.13	56	$45.13	48	$45.13	2.55
$51.48 - $51.48	478	$51.48	477	$51.48	2.49
	923	$44.83	616	$48.52	3.37

As of December 31, 2016
$35.69 - $35.69	72	$35.69	16	$35.69	3.90
$38.27 - $38.27	124	$38.27	18	$38.27	3.90
$40.07 - $40.07	8	$40.07	8	$40.07	4.81
$45.13 - $45.13	30	$45.13	30	$45.13	1.55
	234	$38.41	72	$40.76	3.63

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January1, 2014	418	$71.03
Awarded*	918	$39.67
Vested	(171)	$68.51
Cancelled	(46)	$64.33
December 31, 2014	1,119	$45.97
Awarded*	1,620	$39.16
Vested	(460)	$44.81
Cancelled	(312)	$44.60
December 31, 2015	1,967	$40.85
Awarded*	1,384	$49.89
Vested	(754)	$42.91
Cancelled	(192)	$40.10
December 31, 2016	2,405	$45.47

* 36,000, nil and 24,000RSUs were granted to non-employee directors in 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, there was $80.3 million and $98.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 3.3 years and 2.9 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $7.4 million, $20.9 million and $43.6 million during the years ended December 31, 2014, 2015 and 2016, respectively.

The following table sets forth a summary of performance-based RSU activities in the year ended December 31, 2016:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	19	47.47
Cancelled	(1)	47.47
December 31, 2016	18	47.47

As of December 31, 2016, all performance-based restricted shares granted but not cancelled in 2016 had been fully vested. No performance-based RSUs were granted in 2014 and 2015.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation adopted the 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”), which permits the granting of options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants of Weibo and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted share or pursuant to a restricted share unit. No options were granted during the periods presented. In March, 2014, Weibo’s shareholders adopted the 2014 Share Incentive Plan (the “2014 Plan”), which has a term of ten years. Initially, the 2014 Plan were funded by the remaining 4,647,872 shares from the 2010 Share Incentive Plan and another 1,000,000 new added shares and by 1 share for every one share issued as restricted share or pursuant to a restricted share unit. On January 1, 2015, shares in the 2014 Plan was allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014 (“One-time Addition”).  The ordinary shares for issuance under the 2014 plan are on one-for-one basis for each share issued as restricted shares or pursuant to a restricted share unit. Weibo intends to use such share incentive plan to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2014	2015	2016
	(In thousands)
Cost of revenues	$755	$1,196	$2,616
Sales and marketing	1,583	3,209	5,357
Product development	4,392	10,210	15,076
General and administrative	7,049	11,784	13,853
	$13,779	$26,399	$36,902

Stock compensation expenses related to the grants for Weibo were amortized over four years on a straight-line basis with $13.8 million, $26.4 million and $36.9 million in 2014, 2015 and 2016, respectively.

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
January 1, 2014	4,648
Additions	1,000
Granted	(2,951)
Cancelled/expired/forfeited	41
December 31, 2014	2,738
One-time Addition	21,684
Granted	(4,851)
Cancelled/expired/forfeited	646
December 31, 2015	20,217
Granted	(1,917)
Cancelled/expired/forfeited	578
December 31, 2016	18,878

The following table sets forth a summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)

January 1, 2014	18,561	$1.17	4.3	$239,975
Exercise	(3,697)	$0.52
Cancelled/expired/forfeited	(534)	$2.84
December 31, 2014	14,330	$1.28	3.2	$185,684
Exercise	(7,308)	$1.11
Cancelled/expired/forfeited	(719)	$3.22
December 31, 2015	6,303	$1.26	2.4	$114,975
Exercise	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37
December 31, 2016	2,587	$1.41	1.6	$101,403

Vested and expected to vest as of December 31, 2015	6,237	$1.24	2.4	$113,909
Exercisable as of December 31, 2015	5,649	$1.01	2.2	$104,473
Vested and expected to vest as of December 31, 2016	2,572	$1.40	1.6	$100,819
Exercisable as of December 31, 2016	2,433	$1.28	1.4	$95,678

No options were granted in the years ended December 31, 2014, 2015 and 2016. The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was $65.7 million, $106.2 million and $129.3 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2014, 2015 and 2016 was $1.5 million, $7.8 million and $4.2 million, respectively. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2015 and 2016 was $19.50 and $40.6, respectively.

As of December 31, 2015 and 2016, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors was $3.9 million and $1.1 million, respectively.  Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.8 year and may be adjusted for future changes in estimated forfeitures.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2015
$ 0.36 - $0.41	4,167	$0.36	4,167	$0.36	1.7
$ 0.96 - $1.80	406	$1.24	406	$1.24	2.3
$ 3.25 - $3.36	682	$3.32	519	$3.33	3.5
$ 3.43 - $3.50	1,048	$3.48	557	$3.48	4.6
	6,303	$1.26	5,649	$1.01	2.2

As of December 31, 2016
$ 0.36 - $0.41	1,639	$0.36	1,639	$0.36	0.7
$ 0.96 - $1.80	79	$0.97	79	$0.97	1.2
$ 3.25 - $3.36	341	$3.33	338	$3.33	2.5
$ 3.43 - $3.50	528	$3.48	377	$3.48	3.7
	2,587	$1.41	2,433	$1.28	1.6

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
As at January 1, 2014	800	$13.19
Awarded	2,951	$17.11
Vested	(203)	$13.19
Cancelled	(41)	$17.23
As at December 31, 2014	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18
As at December 31, 2015	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled	(575)	$14.58
As at December 31, 2016	5,458	$17.23

As of December 31, 2016, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to Weibo’s employees and directors, was $76.8 million. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value based on the vesting date of the restricted share units vested was $2.7 million, $17.8 million and $33.5 million during the years ended December 31, 2014, 2015 and 2016, respectively.

Weibo’s Summary of Performance-Based RSUs

The following table sets forth a summary of Weibo’s performance-based RSU activities in the year ended December 31, 2016:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	111	27.00
Cancelled	(3)	27.00
December 31, 2016	108	27.00

As of December 31, 2016, there was $0.3 million unrecognized compensation cost related to performance-based restricted share units granted to Weibo’s employees. No performance-based RSUs were granted in 2014 and 2015.

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

In June 2015, the Company sold the Weibo Funds to Weibo (Note 7). At the point the CODM began evaluating the performance of the Weibo segment inclusive of the Weibo Funds, which constituted a change in the Company’s segment operating performance measurements. The comparative operating results of the Portal advertising&Others segment and Weibo segment were retrospectively adjusted to include the Weibo Funds in the Weibo segment for 2014 and 2015.

The following tables present summary information by segment:

For the Year Ended December 31, 2014:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$375,504	$58,565	$434,069	$334,172	$768,241
Costs of revenues	172,078	34,664	206,742	83,599	290,341
Gross margin	54%	41%	52%	75%	62%
Operating expenses:
Sales and marketing			$108,566	$120,361	$228,927
Product development			66,490	125,832	192,322
General and administrative			56,556	26,483	83,039
Goodwill impairment			14,526	—	14,526
Total operating expenses			246,138	272,676	518,814
Loss from operations			(18,811)	(22,103)	(40,914)
Interest and other income, net			22,145	6,780	28,925
Change in fair value of option liability			—	(46,972)	(46,972)
Income (loss) from equity method investments, net			19,476	(5)	19,471
Realized gain on long-term investments			227,343	481	227,824
Investment related impairment			(17,072)	(2,521)	(19,593)
Income (loss) before income tax expense			233,081	(64,340)	168,741
Income tax expense			(5,842)	(1,128)	(6,970)
Net income (loss)			$227,239	$(65,468)	$161,771

For the Year Ended December 31, 2015:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$340,814	$61,964	$402,778	$477,891	$880,669
Costs of revenues	157,862	35,558	193,420	141,960	335,380
Gross margin	54%	43%	52%	70%	62%
Operating expenses:
Sales and marketing			$104,369	$126,059	$230,428
Product development			66,327	143,444	209,771
General and administrative			63,943	28,925	92,868
Total operating expenses			234,639	298,428	533,067
Income (loss) from operations			(25,281)	37,503	12,222
Interest and other income, net			16,048	6,344	22,392
Income (loss) from equity method investments, net			224	(6)	218
Realized gain on long-term investments			18,846	944	19,790
Investment related impairment			(474)	(8,005)	(8,479)
Income before income tax expense			9,363	36,780	46,143
Income tax expense			(7,829)	(2,591)	(10,420)
Net income			$1,534	$34,189	$35,723

For the Year Ended December 31, 2016:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$304,090	$74,931	$379,021	$655,800	$(3,885)	$1,030,936
Costs of revenues	136,196	47,555	183,751	171,231	(286)	354,696
Gross margin	55%	37%	52%	74%		66%
Operating expenses:
Sales and marketing			$102,384	$148,283	(3,599)	$247,068
Product development			62,140	154,088	—	216,228
General and administrative			58,256	41,218	—	99,474
Goodwill and acquired intangibles impairment			40,194	—	—	40,194
Total operating expenses			$262,974	$343,589	$(3,599)	$602,964
Income (loss) from operations			(67,704)	140,980	—	73,276
Interest and other income, net			17,456	8,757		26,213
Change in fair value of option liability			(28,456)	—		(28,456)
Loss from equity method investments, net			(11,636)	(130)		(11,766)
Realized gain on long-term investments			289,159	534		289,693
Investment related impairment			(4,272)	(40,161)		(44,433)
Income before income tax expense			194,547	109,980		304,527
Income tax expense			(22,903)	(4,316)		(27,219)
Net income			$171,644	$105,664		$277,308

* Weibo has provided certain advertising service to portal business since 2016. The related revenue and sales tax were eliminated at the consolidation level.

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2014:
Net revenues	$762,200	$6,041	$768,241
Long-lived assets	$76,439	$301	$76,740
Year ended and as of December 31, 2015:
Net revenues	$864,075	$16,594	$880,669
Long-lived assets	$56,327	$260	$56,587
Year ended and as of December 31, 2016:
Net revenues	$1,016,210	$14,726	$1,030,936
Long-lived assets	$243,288	$234	$243,522

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2015 and 2016:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2015
Money market funds*	$20,000	$20,000	$—	$—
Bank time deposits**	1,521,057	—	1,521,057	—
Available-for-sale securities***	311,497	311,497	—	—
Total	$1,852,554	$331,497	$1,521,057	$—
As of December 31, 2016
Money market funds*	$91,172	$91,172	$—	$—
Bank time deposits**	471,346	—	471,346	—
Available-for-sale securities***	154,289	154,289	—	—
Total	$716,807	$245,461	$471,346	$—

*     Included in cash and cash equivalents on the Company’s consolidated balance sheets.

**   Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

*** Included in long-term investments on the Company’s consolidated balance sheets.

Recurring

The Company measures money market funds, bank time deposits and available-for-sale securities on a recurring basis.

The fair values of the Company’s money market funds and available-for-sale securities are determined based on the quoted market price (Level 1). The fair value of the Company’s bank time deposits are determined based on the quoted market price for similar products (Level 2).

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. In 2014, 2015 and 2016, the Company recognized an impairment charge of $2.6 million, nil and $4.8 million on its available-for-sale investments.

Non-recurring

The Company measures certain financial assets, including the investments under cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices.

As of December 31, 2015 and 2016, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values of nil, with impairment charges incurred and recorded in earnings for the years then ended. The impairment charges related to these investments were $10.1 million, $6.6 million and $29.0 million under cost method and $5.2 million, nil and $2.5 million under equity method for the years ended December 31, 2014, 2015 and 2016, respectively (Note 4). The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which ranges from 20% to 33%.

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In 2016, the Company provided $3.5 million of impairment on the acquired intangible assets based on management’s assessment. In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its goodwill of reporting units annually. In  2014 and 2016, based on the assessment of declined revenue and near-term outlook, considering a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry, the Company performed an assessment of reading business and portal business respectively with the assistance of an independent valuation firm and recognized goodwill of $14.5 million and $36.7 million, respectively. The fair value of on-line reading business and portal business was determined using Level 3 inputs. The Company concluded that no write-down of goodwill was warranted for year ended December 31, 2015.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Company has not done so. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong, Singapore and Taiwan, which are among the largest and most respected with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Company periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2015 and 2016, the Company had $2,132.7 million and $1,532.2 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2015 and 2016, substantially all accounts receivable have been derived from the Company’s China operations.

Only one customer accounted for more than 10% of the Company’s total net revenues in 2014 and 2015. No customer accounted for more than 10% of the Company’s total net revenues in 2016. Only two customers accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2015 and 2016 as follows:

	As of December 31, 2015	As of December 31, 2016

Customer
Customer A	31%	12%
Customer B	11%	19%

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

In 2014, 2015 and 2016, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2015 and 2016, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $460.4 million and $698.5 million, accounting for 20.8% and 38.9% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2015 and 2016, the Company’s accounts receivable balance denominated in RMB was $227.0 million and $209.2 million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2015 and 2016, the Company’s current liabilities balance denominated in RMB was $525.7 million and $905.5 million, which accounted for 38% and 93% of its total current liabilities balance, respectively. The increase in proportion of total current liabilities as of December 31, 2016 was resulted from the repayment of $646.9 million of convertible debt and the remaining balance was reclassified into long-term liabilities, which was denominated in US$. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2016.

18. Convertible Debt and Treasury Stock

Convertible Debt

In November 2013, the Company issued $800 million in aggregate principal amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 (the “Notes”) at par. The Notes may be converted into ordinary shares of the Company proceeding December 1, 2018 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, which is equivalent to an initial conversion price of approximately $123.70 per ordinary share, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. On October 14, 2016, the Company made an in-kind distribution of ordinary shares of Weibo, which triggered the conversion price to adjust to $115.89 per ordinary share. As of December 1, 2018, unless earlier converted, the Company is required to redeem the notes.

The net proceeds to the Company from the issuance of the Notes were $783.2 million, net of issuance cost of $16.8 million. Concurrently, the Company repurchased its shares of $100.0 million from the open market. The Company pays cash interest at an annual rate of 1.00% on the Notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. The issuance costs of the Notes are being amortized to interest expense to the earliest redemption date of the Notes (“December 1, 2016”) using effective interest method.

Concurrently with the issuance of the Notes, the Company offered a put option (the “Put Option”) to the holders of the Notes, which enable the holders to have the right to require the Company to repurchase for cash all or part of the Notes at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the repurchase date (“December 1, 2016”). If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Notes holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

In accordance with ASC 815-10-15, the Company concluded that (i) The Put Option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return; (ii) The bifurcation of the conversion feature from the debt host, the Notes, is not required as the scope exception prescribed in ASC 815-10-15 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity; (iii) There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the Company at the date of issuance. Therefore, the offering of the Notes and the embedded put option should be accounted for as bundle transactions in accordance with the accounting rule and the value of the Notes and Put Option are measured at par under the caption of convertible debts in the consolidated balance sheets. As of December 31, 2015, the convertible debt has been reclassified from long-term liabilities into current liabilities since the holders of the Notes may require the Company to repurchase their notes. On December 1, 2016, the Company repurchased $646.9 million principal amount of convertible debt upon the exercise of the put option by the Notes holders and the remaining notes were reclassified to a non-current liability as of December 31, 2016, which has a maturity date of December 1, 2018.

Treasury Stock

In 2003, the Company’s board of directors approved to use up to $100 million of net proceeds to repurchase the Company’s outstanding ordinary shares concurrently through legally permissible means (the “2013 Program”).  As of December 31, 2015 and 2016, approximately 1.2 million shares were accumulatively repurchased under the 2013 Program in the amount of $100.0 million.

In 2014, the board of directors of the Company has approved a share repurchase program whereby SINA was authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million (the “2014 Program”). The Company expects to fund the repurchase out of its existing cash balance. As of May 31, 2015, the expiration date of the program, the Company has repurchased approximately 8.1 million shares for approximately $311 million in cash under the 2014 Program.

In February 2016, the board of directors of the Company has approved a new share repurchase plan whereby the Company is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017 (the “2016 Program”). As of December 31, 2016, approximately 0.3 million shares were repurchased for approximately $26.1 million in cash under the 2016 Program.

All the ordinary shares repurchased above are no longer outstanding and pending for cancellation and are included as treasury stock.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2022. For the years ended December 31, 2014, 2015, and 2016, rental expense was $27.3 million, $28.3 million and $24.5 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2016 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating leases commitments	$33,229	$9,110	$13,522	$10,506	$91

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, and marketing activities.   Capital commitment was primarily related to commitments on construction of office building. The Company entered into an agreement to construct a new office building in Zhongguancun Software Park, Haidian District, Beijing, which was already completed in July 2016. As of December 31, 2016, $20.0 million of the remaining payable related to the construction was already included in accounts payable of the balance sheet, which is expected to be paid in 2017.

Purchase commitments as of December 31, 2016 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$295,112	$241,021	$53,836	$255	$—
Capital commitments	$22,396	$22,396	$—	$—	$—

Other commitment represents future maximum commitment relating to the principal amount and interests in connection with a) the issuance of $153 million in aggregate principle amount of 1.00% coupon interest convertible senior notes, which will mature on December 1, 2018; b) $33 million of short-term bank loans c) an RMB loan equivalent to $21 million from a third party with 3.00% annual interest rate due in October 2017; and d) commitment on equity investment. Other commitments as of December 31, 2016 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Convertible debt	$156,154	$1,531	$154,623	$—	$—
Short-term bank loans	33,152	33,152	—	—	—
Loan from a third party	20,355	20,355	—	—	—
Equity investments	33,991	33,991	—	—	—
Total other commitments	$243,652	$89,029	$154,623	$—	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2016. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

As of December 31, 2016, there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.