Form 20-F
period 2017-12-31
SINA CORP
filed 2018-04-26
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Beijing 100193,

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

Not Applicable
(Title of Class)

As of December 31, 2017, there were 71,409,729 ordinary shares of the registrant outstanding (excluding 10,079,948 ordinary shares that have been repurchased but not cancelled), par value $0.133 per share, and 7,150 class A preference shares of the registrant outstanding, par value $1.00 per share.

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

•                  “monthly active users” or “MAUs” refer to monthly active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up more than one account and certain accounts are used by multiple individuals within an organization;

•                  “daily active users” or “DAUs” refer to daily active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up more than one account and certain accounts are used by multiple individuals within an organization;

•                  “shares”  refer to our ordinary shares;

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of December 31, 2017. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and other information contained in this annual report.

	For the Year Ended December 31,
	2013(1)	2014(2)	2015(3)	2016(4)	2017(5)
	(in $ thousands, except per share data)
Operations:
Net revenues	665,106	768,241	880,669	1,030,936	1,583,884
Gross profit	394,042	477,900	545,289	676,240	1,169,747
Income (loss) from operations	22,572	(40,914)	12,222	73,276	388,576
Income before income tax expense	58,432	168,741	46,143	304,527	424,239
Net income	43,830	161,771	35,723	277,308	349,563
Net income attributable to SINA ordinary shareholders	45,132	176,802	25,678	225,087	156,569
Net income per share attributable to SINA’s ordinary shareholders
Basic	0.68	2.72	0.43	3.20	2.20
Diluted	0.66	2.63	0.40	3.01	2.09
Shares used in computing basic net income per share	66,741	64,950	60,237	70,301	71,284
Shares used in computing diluted net income per share	67,087	71,565	60,648	77,511	73,931

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

(2)         Fiscal year 2014 results included: 1) a $109.2 million gain from the sale of a portion of our investment in Alibaba Group Holding Limited (“Alibaba”) through Yunfeng E-Commerce Funds in Alibaba’s initial public offering, 2) a $49.2 million gain as a result of the initial public offering of Tian Ge Interactive Holding Limited (“Tian Ge”), a live social video company that we invested in, 3) a gain of $29.1 million from the acquisition by Tencent Holdings Ltd. (“Tencent”) of a 15% equity interest in Leju Holdings Limited (“Leju”), a then subsidiary of E-House, on a fully diluted basis, 4) a $19.2 million gain as a result of the initial public offering of Leju, 5) a loss of $47.0 million in the fair value change of option liabilities, which was related to the option granted to Alibaba, and 6) an impairment of $14.5 million related to goodwill acquired from Beijing Weiyue Information Technology Co., Ltd (“Weiyue”), which is an online reading platform operator.

(3)         Fiscal year 2015 results included an $18.9 million gain from the sale of a portion of our investment in Youku Tudou Inc. (“Youku Tudou”).

(4)         Fiscal year 2016 results included: 1) a $159.5 million gain from the sales of our certain investments under cost method, 2) a $44.2 million gain from the sale of a portion of our investment in Alibaba, 3) a $34.5 million gain as a result of the disposal of our investment in Youku Tudou, 4) a loss of $28.5 million in the fair value change of option liabilities related to E-House, and 5) an impairment of $40.2 million related to goodwill and acquired intangible assets.

(5)         Fiscal year 2017 results mainly included: 1) a $92.3 million gain from the sale of our investment in Alibaba, 2) a $113.1 million of other-than-temporary impairment loss on our investments in Leju.

	As of December 31,
	2013	2014	2015	2016	2017
	(in $ thousands)
Financial position:
Cash, cash equivalents and short-term investments	1,868,239	2,166,538	2,209,853	1,797,065	3,372,543
Working capital(1)	1,787,837	2,140,134	1,336,098	1,684,789	2,829,813
Total assets(2)	2,881,769	3,692,845	4,356,947	4,284,874	5,815,394
Long-term liabilities(1)(2)	878,666	880,060	101,724	222,612	942,865
Total liabilities(2)	1,206,151	1,271,575	1,480,279	1,193,895	2,215,665
Total SINA shareholders’ equity	1,191,210	2,145,772	2,565,272	2,679,590	2,846,842
Total shareholders’ equity	1,675,618	2,421,270	2,876,668	3,090,979	3,599,729

(1)         As of December 31, 2015, SINA’s convertible notes amounting to $800 million were reclassified into current liabilities since the holders had a right to require us to repurchase their notes on December 1, 2016.  On December 1, 2016, we repurchased $646.9 million principle amount of convertible notes upon the exercise of put option by the note holders.  Following the repurchase, approximately $153.1 million of convertible notes were outstanding with a maturity date on December 1, 2018.  On October 30, 2017, Weibo, one of our subsidiaries, issued $900 million convertible notes with a maturity date on November 15, 2022.

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

Our ability to successfully execute our business strategies depends on a number of factors, many of which are beyond our control. For example, we rely on advertisers from several industries for a majority of our portal advertising and marketing business. In 2017, approximately 63% of our portal advertising revenues in China were derived from the automobile, fast-moving consumer goods, internet service, financial services and IT sectors. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition could suffer.  Other factors that may affect our ability to successfully execute our business strategies include but not limited to:

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

If our social media platform Weibo is unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and Weibo faces strong competition in its business. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as new players in China who provide online media, including content aggregation and distribution services, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also compete with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, Weibo is subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile, Laiwang, Douban and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix New Media and Bytedance; (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, YY, Youku Tudou, iQiyi, Tencent Video, Paipai, Bytedance and Meipai.

Weibo also competes with both offline and online games for the time and money of gamers. Weibo has begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Snapchat, Instagram, Facebook, Youtube, Twitter, WhatsApp, Line, Kakao Talk and Snow.  Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo does. Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect Weibo’s business and financial performance.

We believe that Weibo’s ability to compete effectively for user traffic and user engagement depends upon many factors that may be beyond our control, including:

•                  the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of Weibo’s competitors;

•                  the amount, quality and timeliness of content aggregated on Weibo’s platform;

•                  Weibo’s ability to enable celebrities, KOLs, media outlets and other content creators to quickly and efficiently build a fan base and monetize from their social assets;

•                  Weibo’s ability, and the ability of Weibo’s competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•                  the frequency, relevance and relative prominence of the ads displayed by Weibo or Weibo’s competitors;

•                  Weibo’s ability to establish and maintain relationships with platform partners;

•                  Weibo’s ability to provide effective customer service and support;

•                  changes mandated by, or that Weibo elects to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on Weibo;

•                  acquisitions or consolidation within Weibo’s industry, which may result in more formidable competitors; and

•                  Weibo’s reputation and brand strength relative to Weibo’s competitors.

Weibo monetization may require users to accept “promoted” marketing in their feeds or private messages, which may affect user experience and cause decline in user traffic and delay in Weibo monetization.

Weibo users typically can log into their personal accounts to view user-generated feeds and private messages from accounts that they have selected to follow.  Social media companies have been subject to negative comments for introducing advertising into their users’ relation-based information feeds.  We started to test promoted advertising products in Weibo at the end of December 2012 and have received user complaints.  If we are unable to address user complaints to an acceptable level, Weibo’s monetization may be delayed and usage activities may decline, which may adversely impact our revenues and profitability.

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

Many of our competitors have greater financial resources, a longer history of providing online services, a larger and more active user base, more established brand names and currently offer a greater breadth of products that may be more popular than our online offerings. Many of our competitors are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions.  As internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting fee-based services, large global competitors, such as Facebook, and Google, may increasingly focus their resources on the Greater China market.  We cannot assure you that we will succeed in competing against the established and emerging competitors in the market. The increased competition could result in reduced traffic, loss of market share and revenues, and lower profit margins.

Our business is highly sensitive to the strength of our brands, and we may not be able to maintain current or attract new users, customers and strategic partners for our products and offerings if we do not continue to increase the strength of our brands and develop new brands successfully in the marketplace.

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

We rely in part on application marketplaces, internet search engines, navigation sites and web browsers to drive traffic to our platform and website, and if we fail to appear high up in the search results or rankings, traffic to our platform and website could decline and our business and operating results could be adversely affected.

We rely on application marketplaces, such as Apple’s App Store, Google Play, Baidu Mobile Assistant, and 360 Mobile Assistant, to drive downloads of the mobile applications of our products, including Weibo, Sina News and Sina Finance. In the future, Apple, Google or other operators of application marketplaces may make changes to their marketplaces which make access to our products and services more difficult. We also depend in part on internet search engines, navigation sites and web browsers, such as Baidu, Sogou, Google, Hao123, Hao360, UC Browser and 360 Browser, to drive traffic to our website. For example, when a user types an inquiry into a search engine, we rely on a high organic search result ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not totally within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, the growth in our user base could be adversely affected. In addition, navigation websites or web browsers might reduce the recommendation of our products for various reasons occasionally. Any reduction in the number of users directed to our mobile applications or website through application marketplaces, internet search engines, navigation sites and web browsers could harm our business and operating results.

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

We adopted our 2007 share incentive plan in June 2007 and 2015 share incentive plan in July 2015. Our subsidiary Weibo adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. For the years ended December 31, 2015, 2016 and 2017, we recorded $56.1 million, $73.8 million and $91.4 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Our financial results could be adversely affected by our long-term investments.

We periodically review our long-term investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired and that such impairment is other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2017, our long-term investments included $1,025.9 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. Determination of estimated fair value of these investments require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely impact our financial results and share price. We recognized an impairment charge of $6.6 million, $36.3 million and $122.1 million on our long-term investments in 2015, 2016 and 2017, respectively. We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

On December 30, 2016, we disposed of our beneficial ownership in E-House for a combination of cash and share consideration.  As a result, we became a principal shareholder of Leju. We reported our ownership in Leju using the equity method.

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

In November 2013 we issued $800,000,000 principal amount of convertible senior notes due 2018, which we refer to as 2018 convertible notes in this annual report. The notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, a number of holders exercised their option rights under the indenture to require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  We paid approximately $646.9 million in cash to repurchase such notes.  As of December 31, 2017, $153.1 million principal amount of convertible senior notes were outstanding, and they will mature on December 1, 2018. In addition, in October 2017 our subsidiary Weibo issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 convertible notes in this annual report. These notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

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

The internet industry is experiencing rapid technological changes. For example, with the advances of search engines, internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of internet users have shifted to user-generated content, such as social media services, social networking services and other online communities. As broadband becomes more accessible, internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 3G, 4G and 4.5G networks in China and the growing availability of Wi-Fi connections, mobile users have been shifting from the predominant text messaging services to newer applications, such as social networking, location-based services, messengers with free texting, voicemail and internet conferencing, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with a large proportion of internet usage shifting from personal computers to mobile phones and other mobile devices in China, mobile operating systems, browsers and application-based platforms may redefine the way internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

If we fail to successfully develop and introduce new products and services, our competitive position and ability to generate revenues could be harmed.

We continuously develop new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. For example, we started offering online loan facilitation service in 2017, and we have been providing guarantees of borrowers’ repayment obligations to lenders as part of our service. However, due to the limited history operating such business and particularly the guarantee program, we might not be able to accurately estimate the guarantee liabilities arising from the guarantee repayment.

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

Technologies have been developed that can disable the display of our advertisements and that provide tools to users to opt out of our advertising products. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of advertisement on webpages to our users. In addition, our traffic growth is significantly dependent on content viewing via mobile devices, such as smart phones and tablets. Technologies and tools for PCs and mobile devices, such as operating systems, internet browsers, anti-virus software and other applications, as well as mobile application download stores could set up technical measures to direct away internet traffic, require a fee for the download of our products or block our products all together, which could adversely affect our overall traffic and ability to monetize our services.

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

We have expanded rapidly by launching new services, acquiring companies, entering into joint ventures and forming strategic partnerships. These new businesses, joint ventures and strategic partnerships provide various services, such as instant messaging and application development. We anticipate continuous expansion in our business, both through further acquisitions and organic growth. In addition, the geographic dispersion of our operations as a result of acquisitions and organic growth requires significant management resources that our locally based competitors do not need to devote to their operations. In order to manage the planned growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other websites, internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or the TRAB, made a decision on July 28, 2017 to cancel a registered trademark of Weibo Interactive, “” due to the lack of the proof of use. We have appealed the TRAB’s decision with Beijing Intellectual Property Court.  On December 25, 2017, Beijing Intellectual Property Court made the first instance judgment, lifted the TRAB’s decision and determined that the TRAB shall make a new decision on the application for review regarding the trademark. If TRAB’s new decision is not in favor of us, Weibo Interactive might have to change its trademark.

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

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation, and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload written materials, images, pictures and other content on our websites and download, share, link to and otherwise access games and applications (some of which are developed by third parties) as well as audio, video and other content either on our platform or from other websites through our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

With respect to games and applications available on our websites, we have procedures designed to reduce the likelihood of infringement. However, such procedures might not be effective in preventing games and applications, particularly those developed by third parties, from infringing upon other parties’ rights. We may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our websites.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to and otherwise access games and applications as well as audio, video and other content through our services. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content.

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

Regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

Internet content regulation in China is continuously evolving, which can and does sometimes result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. In recent months, relevant regulators have ordered the suspension or significant curtailment of four of China’s most popular news content apps as well as one of the most popular humor platforms, all in connection with content being shared or accessed by users.

In a period of enhanced scrutiny of internet content, we may be become the target of regulatory investigations or audits in connection with products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During such investigation, some or all of our products, services, features or functionalities could be terminated, and our apps could be removed from relevant app stores. It is also possible that a regulatory investigation could result in changes to our policies or practices, could result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially averse to our business.

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

A significant barrier to transactions and communications over the internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the internet and other online services generally, especially as a means of conducting commercial transactions. If a widely-publicized internet breach of security were to occur, general internet usage could decline, which could harm our brand, reduce our user traffic and adversely impact our growth and results of operations.

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

“Spam” on Weibo refers to a range of abusive activities that are prohibited by Weibo’s terms of service and is generally defined as unsolicited actions that negatively impact other users with the general goal of drawing user attention to a given account, site, product or idea. This includes posting large numbers of unsolicited mentions of a user, duplicate feeds, misleading links (e.g., to malware or click-jacking pages) or other false or misleading content, and aggressively following and un-following accounts, adding users to lists, sending unsolicited invitations, reposting feeds and favoriting feeds to inappropriately attract attention. Weibo’s terms of service also prohibit the creation of serial or bulk accounts, both manually or using automation, for disruptive or abusive purposes, such as to post spam or to artificially inflate the popularity of users seeking to promote themselves on Weibo. Although we continue to invest resources in reducing spam on Weibo, we expect spammers will continue to seek ways to act inappropriately on our platform. In addition, we expect that increases in the number of users on our platform will result in increased efforts by spammers to misuse our platform. We continuously combat spam, including by suspending or terminating accounts we believe to be spammers and launching algorithmic changes focused on curbing abusive activities. Weibo’s actions to combat spam require the diversion of significant time and focus of Weibo’s engineering team from improving Weibo products and services. If Weibo is unable to effectively manage and reduce spam on Weibo, Weibo’s reputation for delivering relevant content could be damaged, user engagement could decline and Weibo’s operational costs could increase.

We prioritize product innovation and user experience over short-term operating results, which may negatively affect our revenue and operating results.

We prioritize improving the user experience for our products and services and on developing new and improved products and services for the advertisers on our platform over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and performance for advertisers, which we believe will improve our operating results over the long term. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which cause our user growth and user engagement, our relationships with advertisers and our business and operating results could be harmed.

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

In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In August 2017, Beijing Integrated Law Enforcement on the Cultural Market issued two Decisions on Administrative Penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 ($4,425) on Weimeng on the grounds that during the period from February 2016 to August 2017, Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. We have cooperated with the relevant government authorities to take corrective measures. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption.

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

The laws and regulations governing the Fintech service industry are developing and evolving rapidly. If our online loan facilitation service business is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

In July, 2017, we acquired a majority equity interest in Beijing Weiju Future Technology Co. Ltd, or Weiju, to launch our online loan facilitation business. Weiju generated revenue of $20.3 million in the year of 2017. This new business is facing a rapidly evolving regulatory environment.

China has tightened regulation of Fintech services since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the Fintech service. See “ Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Online loan facilitation service” for details of regulations in this industry.

For example, according to the Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding investors’ fund or setting up capital pools with investors’ fund, (iii) providing security or guarantee to investors as to principals and returns of investment, (iv) issuing or selling any wealth management products, (v) splitting terms of any financing project, (vi) securitization, (vii) promoting its financial products offline, and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information services to (i) strengthen their risk management and enhance screening and verifying efforts on customers’ and investors’ information, (ii) register with local financial regulatory authorities, and (iii) obtain internet content provisions services, or ICP services, license. Considering these regulations and rules are relatively new and the regulations and regulations and rules in this regards continue to rapidly evolve, we are in the process of rectify Weiju’s business practices to be in compliance with these regulations, including sourcing alternatives to our guarantee programs to lenders. Modifying Weiju business practices to conform to these regulations may be costly and time consuming, also might have a material negative effect on the results of operations and growth prospects of Weiju.

To comply with existing laws, regulations, rules and governmental policies relating to the online loan facilitation service, including but not limited to the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, which were issued by the General Office of the China Banking Regulatory Commission, or CBRC in August 2017, we have implemented and will continue to implement various policies and procedures to conduct our loan facilitation business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations and rules are expected to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations.

We currently guarantee repayment by borrowers in all loans facilitated by us. We may not be able to find alternative means of lender protection in time after such discontinuation may materially and adversely affect our online loan facilitation service business. Even if we successfully find alternative means of lender protection, we cannot assure you that the alternative arrangement could deliver the same level of assurance to lenders nor it would not cause adverse impact to the results of operations of our online loan facilitation service business.

The Notice on Regulating and Rectifying “Cash Loan” Business which was released in December 2017,  prohibits online lending information intermediaries like Weiju from facilitating loans with no designated use of loan proceeds. Weiju’s financial institution funding partners are also prohibited from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. With respect to the loans that are facilitated through our service and are not borrowed to finance a particular customer purchases, our lenders now require borrowers to select in their loan applications one of the specified permissible uses of loan proceeds, such as cost of living. It is unclear, however, whether such personal loans would still be deemed as loans with no designated use of loan proceeds and thus be subject to the foregoing requirement of the Notice on Regulating and Rectifying “Cash Loan” Business. If such personal loans were deemed as loans with no designated use of loan proceeds, Weiju’s financial institution lenders would also need to take necessary measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or even cease the funding and facilitation of such personal loans, which would cause material and adverse impact on our online loan facilitation service business.

We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to online loan facilitation service will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of Fintech services increases the likelihood that the PRC government will seek to further regulate this industry. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

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

We may face certain risks related to financial products available on our Weibo wallet.

Weibo wallet enables users to purchase different types of products and services, including financial services and products offered by Weibo platform partners. Chinese government has tightened regulation of online financing services since mid-2015. It has issued numerous laws and regulations governing online financial service. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued the Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet. This notice requires any entity that issues and sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. Operators without such license will be held to have raised funds illegally, and even subject to criminal charges in serious instances. Under this notice, current operators found in violation of applicable requirements must cease all sales of financial products and terminate or otherwise wind-down all outstanding transactions before the end of June 2018. This notice further requires that Internet platforms not act as proxies for any kind of trading or sale of financial products of operators not holding the required licensing and approvals. If any of the financial products available on our Weibo wallet are found in violation of the relevant regulations and laws, Weibo may face warnings, fines, confiscation of illegal gains, license revocations and discontinue of the relevant business, our business, financial condition and operating results could be adversely affected.

We have limited business insurance coverage.

The insurance industry in China is still developing and the business insurance products offered in China are limited. We have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Beijing, where most of our management and many employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the nominee shareholders of the VIEs entered into equity pledge agreements pursuant to which the nominee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office of the Administration for Industry and Commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of all our significant VIEs, except for Beijing Sina Internet Information Service Co., Ltd., or the ICP Company, Beijing Star-Village Online Cultural Development Co., Ltd., or Star VI, and  Beijing Weimeng Technology Co., Ltd, or Weimeng in which cases registrations of certain equity pledges are still in the process.

We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership. Any failure by our VIEs or their respective shareholders to perform their obligations under the contractual arrangements could have a material adverse effect on our business and financial condition.

Because PRC regulations restrict our ability to provide internet content directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate the businesses and assets held by our VIEs, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Payment Service License, the Online Culture Operating Permit and certain trademarks, patents, copy rights and domain names. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially after they have left our company. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the option to purchase their equity interests pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

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

On December 16, 2011, the Beijing Municipal Government issued the Rules on the Administration of Microblog Development, or the “Microblog Rules,” which became effective on the same day. Under the Microblog Rules, users who post publicly on microblogs are required to disclose their real identity information to the microblogging service provider and may still use pen names to reflect their account names on the front end. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing are required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. Several additional regulations, including the Cyber Security Law, the Administrative Measures on Group Chat Service, and the Administrative Measures on Internet User Public Account Information Service, also requires verification of users’ identify when they sign up.

The user identity verification requirements have deterred new users from completing their registrations on Weibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo. We are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo, a written warning, suspension or termination of Weibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

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

Cyberspace Administration of China, or CAC, which was set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content. CAC has published a series of regulations on internet contents recently. These regulations include the Regulations on Administration of Internet News Information Service and the Regulations on Administrative Enforcement Procedures for Internet Information Content; the Administrative Measures on Internet Forum Community Service and the Administrative Measures on Internet Comment; the Administrative Measures on Group Chat Service and the Administrative Measures on Internet User Public Account Information Service.

We are also subject to potential liability for user generated content on our websites that is deemed inappropriate or unlawful. Although we attempt to monitor the user generated content on our online properties including Weibo, we may not always be able to effectively control or restrict the content generated or placed by our users. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up Weibo postings related to certain rumors. The Chinese government may choose to tighten its internet censorship. If the Chinese government decides to restrict the dissemination of information via microblogging services or online postings in general, Weibo and our other online products could be impaired or even ordered to shut down, which may adversely impact our website traffic, our ability to monetize our services and our brand equity. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so, or to prevent such content from being transmitted, may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In this respect, since the Cybersecurity Law came into effect, we have been subject to several Decisions on Administrative Penalties as well as a Rectification Notice issued to Weimeng due to information transmitted in our platform. In all cases, we have cooperated with the relevant government authorities to take corrective measures.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017.  This is the first Chinese law that focuses exclusively on cyber security.  The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of classified protection systems for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption.  The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. In addition, the Cyber Security Law requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities that are deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cyber Security Law. However, there is no assurance that we will not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law.

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

It is not clear whether we would be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 88.8% of our total outstanding shares while  44.4% of our total voting power as of March 31, 2018.  The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

As of December 31, 2017, we had approximately $3.0 billion in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, qualified as a software enterprise, is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a reduced tax rate of 12.5% for the subsequent three years. The qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters Related to Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 and amended in 2017, or SAT Circular 7.  Pursuant to these rules and notices, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets.  SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. For example, in June 2015, according to communication with local tax authority in China, our sale of shares in Weibo during its initial public offering was categorized as an indirect transfer of taxable assets in China, and as such our capital gain from this transaction is subject to PRC withholding tax at rate of 10%. We have paid such tax in full in 2015. In the future, we may conduct acquisitions or disposals of properties that may involve complex corporate structures. If the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 7, our income tax expenses associated with such potential transactions may be increased, which may have a material adverse effect on our financial condition and results of operations. PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

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

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China and our VIEs. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements. We cannot make any assurance that our subsidiaries in China can continue to receive the payments as arranged under our contracts with those VIEs. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to stock-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries and VIEs under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

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

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from offerings or debt financing into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of goodwill and other intangible assets, lease obligations, tax matters, and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition.  For example, changes in accounting standards and the application of existing accounting standards, particularly related to the revenue recognition under Revenue from Contracts with Customers (Topic 606), the measurement of fair value as compared to carrying value for our reporting units, including goodwill, intangible assets and investments in equity interests, including investments held by our equity method investees, may have an adverse effect on our financial condition and results of operations. Factors that could lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and declines in the financial condition of a reporting unit. Factors that could lead to impairment of investments in equity interests of the companies in which we invested or the investments held by those companies include a prolonged period of decline in their operating performance or adverse changes in the economic, regulatory and legal environments of the countries where they operate. New accounting guidance also may require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, leases and other areas impacted by the current convergence project between the FASB and the International Accounting Standards Board could require us to make significant changes to our business management system or other accounting systems, and could result in changes to our financial statements.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets arising from acquisitions.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2014, we recorded a goodwill impairment charge of $14.5 million related to our acquired online reading business. In 2016, we recorded a goodwill and acquired intangibles impairment charge of $40.2 million, which was arising from certain acquisitions under our portal segment in light of the unsatisfied financial performance in 2016 and not optimistic forecast of future revenues. As of December 31, 2017, the total amount of our goodwill and acquired intangible assets was $104.2 million. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could adversely affect our financial results and the market price of our ordinary shares.

Risks Related to Our Shares

Our share price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During 2017, the prices of our ordinary shares on Nasdaq Global Select Market ranged from $61.14 to $119.20 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets and market rumors regarding our company. In January 2014, China Internet Network Information Center, or CNNIC, released a report in Chinese stating that the number of microblog users in China had declined by 9.2% from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), various media sources, including a number of prominent international media, reported that the number of Weibo’s users had declined by 9.2% from 2012 to 2013. Our share price fell substantially in the weeks following the CNNIC report. Media reports about our company in the future, whether due to this kind of misunderstanding or for any other reason, could have a material adverse effect on the trading price of our ADSs. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

Our business and operation could be negatively affected if we become subject to any shareholder activism campaign, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

We were subject to shareholder activism campaign in the past. In September 2017, a New York City hedge fund, Aristeia Capital, L.L.C., or Aristeia, which then claimed to hold approximately 4.2% of our ordinary shares launched a proxy contest to elect two of its nominees to our board of directors. Although neither of Aristeia’s proposals received the requisite shareholder approval during our 2017 annual general meeting, our directors and officers had been forced to divert significant amount of time and attention from our normal business operations and strategic planning to responding to the proxy contest since the commencement of the proxy contest.

While we are currently not subject to any shareholder activism campaign, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of shareholder activism. Shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and directors’ attention and resources from our business. Also, we may be required to incur significant legal fees and other expenses related to any activist shareholder matters, which may impair our ability to execute our business plans and strategies.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

We believe that it is likely that we were not a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2017 and, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we do not expect that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.

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

If we are characterized as a PFIC for any year, a U.S. Holder (as defined below under “Taxation—United States Federal Income Taxation Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should consider making a “deemed sale” election. For more information, see “Item 10. Additional Information—E.Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations.”

Our class A preferences shares’ voting power will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ordinary shares may view as beneficial.

On November 6, 2017, we issued 7,150 newly created class A preferences shares to New Wave MMXV Limited, or New Wave, a holding company that holds our ordinary shares on behalf of our senior management and is controlled by Mr. Charles Chao, our chairman of board and chief executive officer. The class A preference shares have no economic rights nor any right to dividend or other distribution. Subject to certain restrictions, the class A preference shares are entitled to vote on all matters submitted to our general meeting. Each class A preference share initially has 10,000 votes, which number of votes will be reduced proportionally if New Wave transfers any number of our ordinary shares it holds to a non-affiliate third party.

Immediately following the share issuance, New Wave’s aggregate voting power in our company increased to approximately 55.5%, and therefore has the ability to control or substantially influence the outcome of matters submitted to a general meeting of our company. This concentrated control may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ordinary shares may view as beneficial.

Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

The conversion of some or all of the notes may dilute the ownership interests of our existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

Substantial future sales of our shares in the public market, or the perception that these sales could occur, could cause our share price to decline.

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2018, we had 71,470,468 ordinary shares outstanding, of which 7,944,386 ordinary shares were held by New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer. Pursuant to a Registration Rights Agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.” Registration of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Weibo has been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on Weibo’s business, financial condition, results of operation, cash flows and reputation.

Weibo will have to defend against the putative shareholder class action lawsuit described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. Weibo is currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that Weibo’s initial defense of these lawsuits is unsuccessful, there can be no assurance that Weibo will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on Weibo business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of Weibo, all of which could harm Weibo business. Weibo also may be subject to claims for indemnification related to these matters, and Weibo cannot predict the impact that indemnification claims may have on Weibo business or financial results.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Sina Corporation was founded in March 1999 through the merger of Beijing SINA Information Technology Co., Ltd. and California-based SINANET.com. In April 2000, our company completed the initial public offering and was listed on the Nasdaq market. Our company was incorporated under the law of the Cayman Islands and is headquartered in Beijing, China. With offices throughout mainland China, Hong Kong, Taiwan and the U.S., our principal place of operations is located at 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86 10-8262-8888.

The primary focus of our operations is in China, where the majority of our revenues are derived. Our business operations in China are conducted primarily through wholly owned subsidiaries, including SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Starshining Mobile Technology (China) Ltd, Beijing New Media Information Technology Co., Ltd., Beijing SINA Advertising Co., Ltd., SINA (Shanghai) Management Co., Ltd., Shanghai SINA Advertising Co., Ltd. and Weibo Internet Technology (China) Co., Ltd., as well as our significant VIEs and their subsidiaries, including Beijing SINA Internet Information Service Co., Ltd., Beijing Star-Village Online Cultural Development Co., Ltd., Jinzhuo Hengbang Technology (Beijing) Co., Ltd., Beijing SINA Payment Technology Co., Ltd., Beijing Weiju Future Technology Co. Ltd., Beijing Weimeng Technology Co., Ltd. and Beijing Weibo Interactive Internet Technology Co., Ltd.

Online advertising has been a main source of our revenues since our inception. We started offering MVAS in 2001, and it contributed significantly to our growth during 2001 to 2004, but started to experience fluctuation and disruption since 2005. As our efforts to diversify our services proposition to users, we launched Weibo in 2009 and started generating revenues from it in 2012. Weibo has experienced rapid growth since then, and superseded our traditional portal advertising segment to become our largest revenue generator in 2015. In 2017, we started offering online loan facilitation service through the acquiring of Weiju.

We have taken several actions to restructure and seek strategic cooperation for our online real estate business, including the spin-off of China Online Housing Technology Corporation, or COHT in 2008, injection our interests in COHT to China Real Estate Information Corporation (“CRIC”) upon CRIC’s listing on the Nasdaq Global Select Market in 2009, and merger of CRIC with E-House in 2012. In August 2016, E-House was taken private. We contributed approximately $140 million as a member of the buyer consortium and became of the beneficial owner of 43% equity interests of E-House upon the completion of completion of the transaction. In December 2016, our interests in E-House was exchanged for 30% of outstanding shares of Leju and certain cash consideration, and consequently we became a principal shareholder of Leju.

We have also made investments in certain internet sectors that we have chosen to participate in through investments rather than organic development as well as in areas that we believes are strategic to extend our online ecosystem. For example, in August 2011, we purchased 9% of the issued and outstanding shares of Tudou, an online video company in China. Tudou merged into a wholly owned subsidiary of Youku in August 2012, in which transaction our shares in Tudou were converted into shares of the combined company, Youku Tudou Inc. We disposed of our interests in Youku Tudou in two transactions in 2015 and 2016, and recognized disposal gain of $53.4 million. In October 2011, we invested $50.0 million in Yunfeng Funds for the sole purpose of investment in Alibaba Group. We sold the shares we held in Alibaba Group through Yunfeng Funds gradually, and recognized disposal gain of $245.8 million in total.

In November 2013, we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, a number of holders exercised their option rights under the indenture to require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  We paid $646.9 million in cash to repurchase such notes.  As of December 31, 2017, $153.1 million principal amount of convertible senior notes were outstanding.  The remaining notes will mature on December 1, 2018. At any time prior to the maturity date, the notes can be convertible into our ordinary shares, at the option of the holders, based on an adjusted conversion rate.

On April 17, 2014, our subsidiary, Weibo listed its American depositary shares, each representing one Class A ordinary share of Weibo (the “Weibo ADSs”), on the Nasdaq Global Select Market in connection with an initial public offering of Weibo. Weibo offered a total of 19,320,000 Weibo ADSs, representing 19,320,000 Class A ordinary shares, in connection with its initial public offering.

As approved by our board of directors in August 2016 and May 2017, respectively, we completed a distribution of Weibo Class A ordinary shares to our shareholders in October 2016 and an additional distribution in July 2017 in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of September 12, 2016 and as of June 7, 2017, respectively. We distributed a total of 7,088,116 Weibo shares in October 2016, and 7,142,148 Weibo shares in July 2017. Following the distribution of Weibo shares in July 2017, our total equity stake in Weibo decreased to approximately 46% (or approximately 72% by voting power) of Weibo’s total outstanding shares.

In October 2017, Weibo issued $900 million principal amount of convertible senior notes due 2022. The notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the second business day immediately preceding November 15, 2022. The notes will mature on November 15, 2022. The notes will be convertible into Weibo’s ADSs at the option of the holders based on an initial conversion rate of 7.5038 ADSs per $1,000 principal amount of notes.

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

Weibo. Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, it provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Business and Products

We operate our business through the following three business segments, SINA Portal, Weibo and other businesses. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA Portal and Weibo, such as promoted feeds. Non-advertising revenues include revenues from online payment service and online loan facilitation service, mobile value added services (“MVAS”), Weibo value-added services (“Weibo VAS”) which mainly includes Weibo games, VIP membership and data licensing services.

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

SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, Xinhua Net and Xinhua News Agency, People’s Daily and People’s Daily Online, Global Times, China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, Nanfang Daily Group and the Beijing News. Through SINA News channel, users have an easy access to breaking news coverage from multiple sources and points of view.

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

SINA Video. SINA Video is an online video vertical portal that provides high-quality, easy-to-use interactive video products. This channel is divided into various vertical categories, mainly including news, sports and entertainment. SINA Video also allows users to upload, publish and manage user generated videos. For the risks concerning the revocation of our License for Online Transmission of Audio-Visual Programs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

Other Channels. In addition to the aforementioned vertical channels, SINA.com also includes SINA Education, SINA Digital, SINA Fashion, SINA Luxury, SINA Health, SINA Collectibles, SINA Travel and other interest-based channels. Each channel serves as an interactive platform which offers extensive, professional, real-time, interest-based information and targeted services in respective vertical areas to users.

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

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed and attach multimedia or long-form content. It serves a wide range of users including ordinary people, celebrities and other public figures, as well as media outlets, businesses, government agencies, charities and other organizations, making it a microcosm of Chinese society. For many people in China, Weibo allows them to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

•                  Customers. Weibo enables its advertising and marketing customers to promote their brands, products and services to its users. Weibo offers a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs and to individuals, including display advertisement and promoted marketing offerings. Weibo’s native promoted marketing offerings allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, Weibo’s customers can benefit from the potential viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media.”

•                  Platform Partners. Weibo has attracted a large number of platform partners, including organizations with media rights, MCNs, self-medias and app developers. Weibo’s platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and integrate products and applications with Weibo’s platform, enriching the experience of our users while increasing Weibo’s monetization opportunities.

While Weibo distinguishes among users, customers and platform partners in classifying Weibo’s products and analyzing Weibo’s revenues, the same person or organization may simultaneously be included in two or more of the categories.

Weibo began monetization on its platform in 2012, and has since experienced rapid revenue growth. Weibo’s revenues increased from $477.9 million in 2015 to $655.8 million in 2016 and further to $1,150.1 million in 2017, representing a CAGR of 55.1%. Weibo generates revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as membership fees.

Weibo’s product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Weibo’s product development approach is centered on building simple and useful tools to enable its users to access Weibo to discover, create, and distribute content and interact with others on Weibo’s platform in real time. Weibo employs a “mobile first” philosophy and has designed its platform around the capabilities of mobile devices. Weibo introduced the first generation of Weibo mobile app in the first quarter of 2010. Its app is compatible with all major mobile operating systems, including Android, iOS and others, and is accessible through mobile apps, mobile websites, computer apps and computer websites. Users can watch videos, read articles, discover Hot Weibo information feeds and interest-based topics after installing Weibo app or when visiting Weibo websites. Users registered with a Weibo account can set up their account information, post feeds, upload short videos and post articles. Users can also interact between themselves on Weibo’s platform by following, reposting, adding comments, sending private messages and through other channels.

Weibo’s users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Discovery Products. Weibo offers the following products to help users discover content on its platform:

•                  Information Feed. Weibo organizes and presents users with information feed in different forms. Among all, two most important and most frequently browsed are relationship-based information feed (follow model) and interest-based information feed, both of which reside on users’ home page.

Each user’s relationship-based information feed displays a regularly updated flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships and etc. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, celebrities, finance, sports and view feeds from each group separately.

Interest-based information feeds are timelines of feeds recommended by Weibo based on different interest-based themes. Hot information feed is an example of interested-based information feed that Weibo presents at users’ homepage to recommend feeds on recent popular topics, breaking news and feeds generated through users interest. Weibo also organizes other interest-based information feeds on various themes for users to further explore the topics in which they are interested. In addition the above, Weibo offers many other types of information feed as well. For example, video information feed, which appears after a user finishes watching a short video and a timeline of related videos are recommended; and profile information feed, which can be found on a user’s individual page and shows all of the feeds shared by that user.

•                  Search. Weibo’s search function allows users to search its large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtag), topic or recent popular trending. Through Weibo’s powerful search function, users can efficiently acquire the most relevant information they seek in real time. Hot Weibo is Weibo’s hot topic ranking chart which is calculated based on real-time search data, presenting to users the hottest and newest content.

•                  Discovery Zone. The discovery zone is the interface aggregating Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.

•                  Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel.  Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can stream songs and watch movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users. As one of the interest channels, Weibo also offers third-party online games, such as role-play games, card games and strategy games. Most games on Weibo are free and certain games have in-app purchase options for enhanced gaming experience. Weibo receives part of the revenues from such purchases through arrangements with the game developers.

•                  Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion.

Self-Expression Products. Weibo offers the following products to enable its users to express themselves on Weibo’s platform:

•                  Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multimedia content. A post is usually limited to 140 Chinese characters, and can include rich, descriptive and vivid content such as photos, music, short videos, live streaming and long-form articles.

•                  Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased through monthly or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. Weibo enables organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. Weibo also enables business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.

•                  Story.   Users can continuously create, share and discover photos and full-screen vertical short videos. Stories allow users to more easily create, consume contents and interact with their relations on smartphone. It gains popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.

•                  Top Articles. Top Articles satisfies user needs for content creation and presentation. Users can create beautifully presented content through Top Articles, and publish through Weibo which will display such content in the information feed.

•                  Weibo Q&A. Weibo Q&A is Weibo’s question-and-answer platform where users can engage in free Q&A as well as paid Q&A. Through creation and interaction of user generated content, it strengthens user engagement on Weibo.

•                  Weibo Live Broadcasting. Weibo Live Broadcasting includes showcase live broadcasting and media live broadcasting that satisfy the broadcasting demand of both individual users and business or organization users.

Social Products. Weibo offers the following mechanisms to promote social interaction between users on Weibo’s platform:

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

•                  Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops”, lucky money, and receive payments from other users.

•                  Group Chat. Group Chat enables users to organize and participate in conversations based on common interest. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base. In addition, users who are viewing the same live streaming session can simultaneously participate in a group chat as well.

Products for Advertising and Marketing Customers

Weibo seeks to provide advertising and marketing solutions to enable its customers to promote their brands and conduct effective marketing activities. Weibo provides its customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on Weibo’s platform. Weibo’s advertising and marketing customers include key accounts, Alibaba/e-commerce merchants, SMEs and individuals that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Advertisements. Social display advertisements appear on the app opening page, the Discovery Zone banner and website home page banner. When users click on a display advertisement, they may be redirected to the advertiser’s Weibo Page for further engagement. Social display advertisements mainly serve key account customers.

Promoted Marketing. Weibo promoted marketing offerings include the following:

•                  Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. Weibo encourages its customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use Weibo’s SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. Weibo offers promoted feeds tailored to different customer segments such as:

•                  Super FST is an advertising platform specifically for information feeds advertising products under a real time bidding system. By leverage Weibo’s massive user data, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increase app installation rates and collecting sales leads. Customer can place information feeds advertisements either through Weibo’s authorized distributor, or directly by themselves on Super FST. Super FST can help to target segment audience via multiple dimensions, including user quality, scenarios, social relations, behaviors and interests. In this way, brands can precisely target users with different features. Super FST provides various advertising formats, such as multi-image post, image-text advertisements, video advertisements and matrix advertisements;

•                  Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;

•                  Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and

•                  Promoted Accounts. Promoted accounts usually appear in various Weibo’s relationship recommendation scenes on mobile devices such as the recommended accounts area, or directly in the information feed on mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that Weibo recommends to its users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement and accumulate social assets using their Weibo Pages.

•                  Promoted Trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page.

Products for Platform Partners

Weibo seeks to provide its platform partners with abundant tools and services, which improves Weibo’s content ecosystem with more diverse and high quality content, increases user engagement, enhances user experience, expand user scale and strengthens platform influence. Weibo’s platform partners include traditional and online media outlets, copyright content providers, MCNs and other self-media, as well as app developers and data suppliers. Weibo offers different products tailored to different types of platform partners, including:

Products for copyright content providers. Weibo works with TV channels, online video websites and operators with copyright content through traffic resource exchange and content traffic sharing. Such cooperation enriches Weibo’s content ecosystem with diversified video content and strengthen Weibo’s brands influence, while at the same time enhances partners’ user scales, and their brands influence.

•                  Standardized products. Weibo’s standardized products to platform partners include, among others, Trends, Search, Video/Live Stream, and Editing tools.

•                  Customized products. Weibo provides customized products such as content customization, pooling of copyright contents and user interaction development to its platform partners.

•                  Resource services. Weibo provides its platform partners with operational resources to expand their brand influence, such as search list recommendation, trends list recommendation and Weibo app opening advertisements.

Products for MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. Weibo provides self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracting more self-medias to Weibo’s platform. Weibo’s products and services to them include:

•                  Back-end management. Weibo provides standardized and specialized back-end management allowing self-media to manage their content creator accounts in a scalable manner. Weibo’s back-end management services include, among others, management of account, data, resource and growth.

•                  Traffic supports. Weibo provides traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.

•                  Product services. Weibo provides self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users home page.

Products for other app developers. Under user consent, Weibo’s open application platform allows users to log into third-party applications with their Weibo account, which enables sharing of third-party content on Weibo platform. User privacy is strictly protected during the authorization to third-party applications, which only have access to user’s basic public information. This product helps mobile app developers to acquire users while helps Weibo to acquire shared content from other apps and platforms.

Weibo Wallet. Weibo wallet product enables platform partners to conduct interest generation activities on Weibo, such as handing out “red envelops” and coupons to other users to build a bigger and more active fan base, and drive purchase conversion. Weibo wallet also enables individual users to purchase different types of products and services on Weibo, including those offered by us, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts.

Other Businesses and Products

Online Payment Service. We developed an online payment system that enables merchants to transact online with their end customers or vendors. It is connected with banks’ websites, and we charge service fees to merchants for such service.

Online Loan Facilitation Service. We provided online loan facilitation service, connecting borrowers with lenders and facilitate the execution of loan transactions. We recommend borrowers with financing needs to financial institution lenders, and assess and provide an assessment of each borrower’s credit risks to lenders to facilitate lenders’ own lending decision. We charge loan facilitation service fees to borrowers for our assistance. We provide guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders.

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

Due to the expertise required to carry out an effective online marketing campaign, key accounts customers usually hire advertising agencies to handle their internet brand campaigns. These advertising agencies provide a broad spectrum of services, including designing ad campaigns based on an analysis of the customer’s needs, crafting ads in various formats and providing analytical tracking.

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

Seasonality

SINA has experienced seasonality in its online advertising business. Historically, the first calendar quarter has been the worst season for its advertising business due to the Lunar New Year holidays. Past performance may not be indicative of future trends, as the mix of advertising industry sectors, which may have different seasonality factors, may shift from quarter to quarter. Seasonality in other businesses is less apparent.

Competition

We provide online digital content and services for the global Chinese community, including but not limited to informational features, social media and social networking services as well as other fee-based services. This industry can be characterized as highly competitive and rapidly changing due to the fast growing market demand. Barriers to entry are relatively low, and existing and potential competitors can launch new websites, platforms or services at a relatively low cost. Many companies offer various contents and services targeting this community that compete with our offerings. With the growth rate of the overall size of internet community slowing down, the industry is evolving rapidly and is witnessing rising competition for traffic and user time.  In particular, we face head-to-head competition from other mobile news applications and we compete to attract, engage and retain users from other platforms with social attributes such as video-sharing and messaging or products with information feed functionalities.

The development of China’s advertising industry also has impacts on our product offerings and revenue generation.  According to iResearch’s report on China’s digital advertising market, the overall digital advertising revenues in China is estimated to grow at an annual growth rate of 32% in 2017, which slightly slowed down compared with prior years. While the entire digital ad market has generated healthy growth in the past year, certain trends have transformed the market. From regulatory perspective, the newly adopted Advertisement Law in 2015 and Interim Measures for the Administration of Internet Advertising on 2016 have set a higher standard for the content, the format of online advertisement and qualification of advertisers. From the perspective of digital ad budget allocation, advertisers have continued to shift budgets from PC to mobile, which has an unfavorable impact on overall portal advertising which has been dominant on the PC side. Information feed advertisement has gradually become a mainstream advertising format on mobile media platforms to serve advertisers’ demands.

With these factors taken into account, along with macro headwinds, there are challenges we face to ramp up our portal business in the short run and there are efforts we need to make to optimize our advertising products and improve mobile monetization capability to keep up with China’s advertising market and achieve growth in the long run. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

Classified Regulations

Foreign Investment in Value-added Telecom Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in 2001 and amended in 2008 and 2016, the ultimate foreign equity ownership in a value-added telecommunications service provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from MIIT and the Ministry of Commerce or their authorized local branches.

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

Internet Information Services

The Telecommunications Regulations of the People’s Republic of China, or Telecom Regulations, promulgated by the State Council in 2000, and subsequently amended in 2014 and 2016, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. On December 25, 2015, MIIT published the Classification Catalogue of Telecommunications Services (the “2015 Catalogue”), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003. Under the 2015 Catalogue, “value-added telecommunication services” were further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, fall under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from MIIT or its provincial level counterpart(s).

The State Council issued the Administrative Measures Internet on Internet Information Services concurrently with the Telecom Regulations in 2000 to regulate Internet content provision services, which was subsequently amended on January 9, 2011. According to these measures, commercial Internet content provision service operators must obtain an Internet Content Provision License from relevant government authorities before engaging in any commercial Internet content provision operations within the PRC. These measures further stipulate that entities providing internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must obtain the approval of the national government authorities responsible for such subject matter prior to applying for an operating license from the internet relevant government authorities.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by MIIT in 2001 and amended in 2009 and 2017, set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an information service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an information services operator providing the same services in one province is required to obtain a single local license.

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in July 2009 by the MIIT authorizing the ICP Company to provide national information services of the internet data center service of the first category of the value-added telecommunication service (excluding online resources coordination) and the second category of the value-added telecommunication services (excluding internet information services). The license has been renewed and is valid through April 29, 2019 subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on March 10, 2008, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through November 23, 2020 and subject to annual inspection.

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

Online Advertising

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

On February 4, 2015, CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests and so on, as well as ensuring the authenticity of any information they provide. Relevant Internet Information Service Providers are responsible for the protection of users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continue non-compliance.

On February 2, 2018, CAC promulgated the Administrative Provision on Microblogging Information Service, or “Microblogging Provisions”, which came into effect March 20, 2018.  The Microblogging Provision requires Microblogging service providers to strictly verify the identification information of registered users, establish an administration system for users who post and spread false information, and record users’ blogging content to be stored for at least six months.

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

Online News Publishing

On November 6, 2000 and September 25, 2005, the Provisional Regulations for the Administration of Website Operation of News Publication Services was jointly promulgated by the SCIO and the MII. The regulations stipulate that general websites set up by non-news organizations may list news released by certain governmental news agencies, if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere.

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

On May 2, 2017, the CAC issued the Administrative Provisions for Internet News Information Services, or the New Provisions, which became effective on June 1, 2017. The New Provisions replace the Provisions for the Administration of Internet News Information Services promulgated by the SCIO and the MIIT in 2015, and are intended to help solidify the CAC’ s jurisdiction over internet news information services. The New Provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, and network-based broadcasts that provides internet news information services obtain a permit for internet news information services. The New Provisions also broaden the scope of internet news information services to include (i) services for collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing platforms to spread such news information. To apply for such a permit, the applicant must satisfy requirements set forth under the New Provisions, such as that it be a legal entity established in the PRC and that its principal or chief editor be a Chinese national. In addition, all internet news providers are explicitly required to review and self-censor content published by them and to take measures to cease transmission and to remove any inappropriate content as it is discovered, as well as maintain relevant records and report such matters to the relevant regulators.

The ICP Company has renewed its internet news information service permit which is valid through March 31, 2020. As the New Provisions are relevantly new, there remain substantial uncertainties with respect to the interpretation and implementation of the New Provisions by CAC. Currently, the internet news information service permit of the ICP Company is still under annual inspection by CAC.

Weimeng currently provides a platform for our users to post news, current topics and social events, and has not obtained an internet news publication license. If the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news publication license for such services is needed, we will need to apply for the relevant approval and license, which Weimeng might not successfully obtain in a timely manner or at all.

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

Beijing Sina Payment Technology Co., Ltd., a wholly owned subsidiary of the ICP Company, has obtained a Payment Service License from the People’s Bank of China valid until July 5, 2018, which enables us to engage in nationwide online payment business through the internet and mobile phones. We plan to renew the Payment Service License with the People’s Bank of China before it expires. However, as China has tightened regulations on online payment service, we may not be able to successfully renew our Payment Service License.

Online Loan Facilitation Service

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors’ rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms. Moreover, the Interim Measures require that each online lending intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

The Interim Measures also set out certain additional requirements applicable to online lending intermediaries on, among other things, the real-name registration of lenders and borrowers, the risk control, internet and information security, limits on the fund collection period (up to 20 business days), allocation of charges, personal credit management, file management, lenders and borrowers protection, prohibition on making decisions by online lending intermediaries on behalf of the lender without the authorization of the lender, administration of electronic signatures and information disclosure. Any violation of the Interim Measures by an online lending intermediary may subject such online lending intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000. If any online lending intermediary established prior to the implementation of these Interim Measures fail to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending intermediary to make rectification, and the rectification period shall not exceed 12 months.

In November 2016, the CBRC, the MIIT and the State Administration for Industry and Commerce, or the SAIC, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

In April 2017, the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

In August 2017, the General Office of the CBRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model.  In additions, the Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, order to cease business operation, and criminal liabilities.

Online Games

On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MOC and went into effect on July 1, 2003, it was re-promulgated on February 17, 2011 and further amended on December 15, 2017. According to these regulations, commercial entities are required to apply to the relevant local branch of MOC for an Online Culture Operating Permit to engage in online games services.

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

On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on the Strengthening of Administration on Online Game Virtual Currency. Virtual currency is broadly defined in the notice as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game user by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business.

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

On December 1, 2016, the MOC issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators generally may not allow online game virtual currency to be exchanged for real currency or physical items; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services and  must publish the results of such lucky draws or lotteries on the website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days. In addition, enterprises engaged in online game operations shall require online game users to register their real names by using valid identity documents and shall limit the amount that an online game user may top up each time in each game.

Star VI and the ICP Company hold Online Culture Operating Permits with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Online Culture Operating Permit with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, has been renewed and is valid through December 30, 2020. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

The ICP Company currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 30, 2020,  StarVI currently holds an Online Culture Operating Permit issued by MOC, which was valid through December 30, 2019. Weimeng currently holds an Online Culture Operating Permit issued by MOC, which is valid through December 30, 2020.

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

On March 16, 2018, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued the Notice on Further Regulating the Order of Transmitting Online Audio-visual Programs. The notice prohibits all online audio/video service providers from engaging in (i)production and transmission of any unauthorized re-editing, re-dubbing or parody of other films, television programs, and online audio-visual programs, (ii) transmitting any trailers or previews of radio and television programs or audio-visual programs that have not obtained the relevant permit or completed required filing procedures. Further, any audio-visual program service provider which has not obtained the License for Online Transmission of Audio-Visual Programs may not engage in sponsorship of or any form of cooperation with any audio-visual program.

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

Production of Radio and Television Programs

On July 19, 2004, the State Administration for Radio, Film and Television promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Production Regulations,” which came into effect as of August 20, 2004 and were amended on August 28, 2015. The Radio and TV Programs Production Regulations provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit.

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

Internet Medical, Health and Drug Information Services

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004 and revised on November 17, 2017, websites publishing drug-related information must obtain a license from SDA or its provincial departments.

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA in December 2001 and January 2002, respectively, and has obtained a Qualification Certificate for Internet Drug Information Services issued by the BDA in December 2009. Upon expiration, the certificate has been renewed with a term valid through June 9, 2019. Weimeng currently holds a Qualification Certificate for Internet Drug Information Services issued by the BDA, which has been renewed and is valid through August 9, 2020.

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

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997 and amended on January 8, 2011, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security in 2006, require all internet content provision operators to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Internet content provision operators must regularly update information security systems for their websites with local public security authorities, and must also report any instances of public dissemination of prohibited content. If an internet content provision operator violates these measures, the PRC government may revoke its Internet Content Provision License and shut down its websites.

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

According to the Administrative Measures for the Administration of Commercial Website Filings for the Record, promulgated by Beijing Administration for Industry and Commerce (“BAIC”) in 2004, websites must comply with the following requirements:

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. However, no official guidelines as to the scope of “critical information infrastructure” have been formally issued.

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

Income Tax

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. On February 24, 2017, the EIT Law was further revised. Under the EIT Law and the Implementing Rules, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%.

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2017, four of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. As of December 31, 2017, Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The State Administration of Taxation issued the Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) on July 27, 2011, which became effective on September 1, 2011 and amended on April 17, 2015 and June 28, 2016, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

Pursuant to the SAT Circular 7, except for a few circumstances falling into the scope of the safe harbor provided by SAT Circular 7, such as open market trading of stocks in public companies listed overseas, if a non-PRC resident enterprise indirectly transfers PRC taxable properties (i.e. properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise) by disposing of equity interest or other similar rights in an overseas holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose, such as whether the main value of equity interest in an overseas holding company is derived directly or indirectly from PRC taxable properties. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law without considering other factors set out by SAT Circular 7: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets.  SAT Circular 7 also introduces an interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, then interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests are being transferred may voluntarily report the transfer by submitting the documents required in SAT Circular 7.

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

(2)         Shareholders of the ICP Company including H. Du, our executive officer, holding 27.3% equity interest, G. Wang, the chief executive officer of Weibo, holding 22.8% equity interest.  The remaining equity interest is held by D. Lin and F. Cao, two nominee shareholders of our company, holding 22.8% and 27.1% of ICP Company’s equity interest, respectively.  The registered capital of the ICP Company is $121.7 million.

(3)         Shareholders of StarVI include nominee shareholders, G. Wang, L. Wei and H. Du, holding 40%, 30% and 30% of StarVI’s equity interest, respectively. The registered capital of StarVI is $1.2 million.

(4)         Shareholders of Weimeng include four nominee shareholders, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 30%, 30%, 20% and 20% of Weimeng’s equity interest, respectively. The registered capital of Weimeng is $84.9 million.

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

The capital investments in these VIEs were funded by SINA through SINA’s wholly or partially owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2017, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $262.2 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of the VIE agreements between our wholly owned subsidiary STC, our VIE ICP Company and ICP Company’s shareholders:

Loan Agreements. STC has granted interest-free loans to the shareholders of the ICP Company with the sole purpose of providing funds necessary for the capital injection of the ICP Company. The terms of the loans are ten years in general. STC, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the ICP Company has granted STC an option to purchase his/her shares in the ICP Company at a purchase price equal to the amount of capital injection. STC may exercise such option at any time until it has acquired all shares of the ICP Company, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the ICP Company and STC have fully performed their obligations under this agreement, or (ii) the shareholders of the ICP Company and STC agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the ICP Company and STC have agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be offset against the loan repayment. The loan repayment agreements will be effective until the earlier of (i) the shareholders of the ICP Company and STC have fully performed their obligations under the respective agreement, and (ii) the shareholders of the ICP Company and STC agree to terminate the share transfer agreement in writing.

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the ICP Company has authorized STC to exercise all his/her voting power as a shareholder of the ICP Company. The authorizations are irrevocable and will not expire until the ICP Company dissolves. Modification, supplement or adjustment of the terms may only be made with the consents from STC.

Share Pledge Agreements. Each shareholder of the ICP Company has pledged all his/her shares in the ICP Company and all other rights relevant to the share rights to STC as a collateral security for his/her obligations to pay off all debts to STC under the loan agreement and for the payment obligations of the ICP Company under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of each agreement, STC is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the ICP Company and the shareholders of the ICP Company have fully performed their obligations under the above-referred agreements, or (iii) STC has unilaterally consented to terminate the respective share pledge agreement.

Exclusive Technical Services Agreement. The ICP Company has entered into an exclusive technical services agreement with STC pursuant to which STC is engaged to provide certain technical services to the ICP Company.  This exclusive technical services agreements can only be prematurely terminated by STC and will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.  Due to its control over the ICP Company, STC has the right to determine the service fees to be charged to the ICP Company by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of the ICP Company, applicable tax rates, planned capital expenditures and business strategies.

Particularly, the ICP Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC.

Exclusive Sales Agency Agreement. The ICP Company has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the ICP Company. These exclusive sales agency agreements can only be prematurely terminated by STC and will not expire until the ICP Company dissolves. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the The ICP Company in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

Trademark License Agreement. STC has granted the ICP Company trademark licenses to use the trademarks held by STC in specific areas, and the ICP Company is obligated to pay license fees to STC. The term of these agreements is one year and is automatically renewed provided there is no objection from STC. In addition, only STC may terminate the respective trade license agreement prematurely.

(i) STC, our VIE IAD Company and IAD Company’s shareholders, (ii) our subsidiary Star Shining, our VIE StarVI and StarVI’s shareholders, and (iii) our subsidiary Weibo Technology, our VIE Weimeng and Weimeng’s shareholders have also entered in to VIE agreements in substantially the same form as described above, except for the below specific services provided under the exclusive technical services agreement.

IAD Company has engaged to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. Pursuant to changes in applicable PRC laws in 2008, we established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

StarVI has engaged Star Shining to provide technical services for its internet information service and Star Shining has the sole right to appoint any company or companies at its discretion to perform such technical services.

Weimeng has engaged Weibo Technology to provide technical services for its online advertising and other related businesses.

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

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2017, Weibo had 392 million MAUs and 172 million average DAUs, increasing from 313 million MAUs and 139 million average DAUs in December 2016, with approximately 93% MAUs accessed Weibo from mobile devices at least once during the month.

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

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, SMEs as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increase our online advertising revenue in 2017. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

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

China

Effective January 1, 2008, the EIT Law in China supersedes the previous EIT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%. As of December 31, 2017, four of our subsidiaries were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprises,” which were updated in April 2013. An entity qualified as a software enterprise may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends paid from our PRC subsidiaries to our Hong Kong subsidiaries. If our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2017.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

We did not recognize any amount of unrecognized tax benefits and related interest and penalties in our financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2016 and 2017, respectively, there was approximately $0.6 million unrecognized tax liability, arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to our consolidated financial statements for all periods presented. We do not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of our PRC subsidiaries and VIEs for tax years 2013 through 2017 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 increases of 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenue recognition, allowance for doubtful accounts, stock-based compensation, taxation, net income (loss) per share, business combination, fair value, goodwill and other long-lived assets long-term investments and convertible debt. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

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

Portal Non-advertising Revenues

Online payment services

We provide online payment service for internet merchants and earn transaction fees from fund transfer transactions. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments) for funds they receive.

Online loan facilitation services

We provide lending related services in which we match lenders to borrowers and facilitate the execution of loan agreements between them, with the term of loan generally within three months. We are obligated to recommend borrowers to lenders from certain mobile platform and to provide a credit assessment on potential borrowers to lenders to facilitate lenders in making their own lending decision.  In light of the above, we determined that we only facilitate transactions between lenders and borrowers, and are not lenders ourselves. Accordingly we do not record loans receivable and payable arising from these loans.  We earn loan facilitation service fees from borrowers based on an agreed fixed percentage of loan amount.  We also provide guarantee on the principal, interest payment and penalty fee of the defaulted loans to lenders. We determined that the financial guarantee was within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 605-25. The value of guarantee liability was estimated with the consideration of discounting expected future payouts, net expected collection rates and a discount rate for time value.  The revenue from loan matching service is recognized when our facilitation obligation is completed, which is generally at the loan inception date.  Subsequent to the draw-down of the loan, the guarantee liability initially recognized by us would typically be reassessed in each period end of financial statements as we are released from risk under the guarantee either through expiry or cash out. Upon the occurrence of any triggering event or condition under the guarantee, we obtain the recourse rights from the lender to recover the amounts paid under the guarantee.

Weibo value added services

Weibo value added services allow our users to subscribe to services on Weibo’s websites or platform, mainly including game-related services, Weibo VIP membership and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Game related revenues

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

We have determined that the game developers are the primary obligors for the game-related services, based on whether the game developers are responsible for developing, maintaining and updating the online games and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sales of virtual items are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits. Virtual currency sold for game-related services in excess of recognized revenue is recorded as deferred revenues.

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

Weibo VIP membership and data licensing

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

Deferred Revenues

Deferred revenues are mostly derived from a licensing agreement with Leju and contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of advertising and marketing services. Deferred revenues represent the unamortized balance of license fees or service fee paid by third parties, and the deferred revenues are amortized on a straight-line basis through the service period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the operators decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. Allowance for doubtful accounts charged to our income statement was $14.9 million, $14.6 million and $8.5 million for 2015, 2016 and 2017, respectively.

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

For service-based restricted stock awards and performance-based restricted stock awards, we recognize the compensation expense only when it is probable that those awards expected to meet the performance and service vesting condition on a straight-line basis over the requisite service period.

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

Net Income (loss) Per Share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period. Potential ordinary shares include options to purchase ordinary shares, restricted share units and conversion of convertible debt, unless they were anti-dilutive. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. Additionally, we take into account the effect on consolidated net income per share of dilutive shares of entities in which we hold equity interests and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances. The dilutive impact from equity interests mainly include long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

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

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities approximates fair value.  We utilized the Binominal option pricing model to determine the fair value of the option liability. The fair value of option liability were measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When we perform the quantitative impairment test, we firstly determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, we perform the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.  Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Long-lived Assets

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their useful lives, generally from one to ten years.

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

Convertible debt

We determine the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, we may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date. We present the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

Recent Accounting Pronouncements

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. We will adopt new revenue guidance in the fiscal year of 2018. The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method, which means that revenues for 2016 and 2017 will be reported on a historical basis and revenues for 2018 will be reported on the new basis. We have substantially completed our assessments related to the standard.  The main impact will be a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease in revenues and cost of revenues, and b)the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. In aggregate, we do not expect the new revenue standard will have a material impact in net income level. We expect the cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard to be immaterial.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which is intended to improve the recognition and measurement of financial instruments. This guidance will be effective for us beginning the first quarter of fiscal year 2018.  We would apply this update by a cumulative-effect adjustment to the retained earnings as of the beginning of the fiscal year of adoption. After the adoption of this update in the first quarter of 2018, we will measure our long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, we will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative effects of initially applying the guidance were mainly arising from the reclassification of unrealized gain of $38.7 million on available-for-sale securities from accumulated other comprehensive income to retained earnings at the date of initially applying the guidance.

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

In May 2017, the FASB amend the scope of modification accounting for share-based compensation arrangements. Under this update, an entity would not apply modification accounting if the fair value, vesting conditions and classification of the awards are the same immediately before and after the modification. The update will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. This update will be applied prospectively to awards modified on or after the effective date or the adoption date, if the update is early adopted. No significant impact on our consolidated financial statements from the amendments is expected.

Results of Operations

Net revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2015		2016		2017		YOY 2016	YOY 2017
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Portal Advertising	340,814	39	304,090	30	320,473	20	(11)	5
Weibo	477,891	54	651,915	63	1,140,876	72	36	75
Others	61,964	7	74,931	7	122,535	8	21	64
	880,669	100	1,030,936	100	1,583,884	100	17	54

We generate revenues from (1) portal advertising business, which includes advertising on SINA.com and SINA mobile properties, (2) Weibo, which includes revenues from Weibo advertising and marketing as well as Weibo value added services (“VAS”), and (3) other channels, which mainly include our Fintech services and mobile value added services (“MVAS”).

2017 Compared to 2016.  Our total net revenues increased 54% year over year from $1,030.9 million in 2016 to $1,583.9 million in 2017, mainly due to the growth of revenues from Weibo.

2016 Compared to 2015.  Our total net revenues increased 17% year over year from $880.7 million in 2015 to $1,030.9 million in 2016, mainly due to the growth of Weibo revenues, partially offset by the decrease in portal advertising revenues.

Portal Advertising

Substantially all of our portal advertising revenues are generated from China. Automobile, fast-moving consumer goods, internet services, financial services and IT sectors were our top advertising sectors in 2016 and 2017, accounting for approximately 60% and 63%, respectively, of our portal advertising revenues in China. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of offering websites. We maintain a variety of traffic metrics for our internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these and other reasons, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

2017 Compared to 2016.  Our portal advertising revenues increased 5% year over year from $304.1 million in 2016 to $320.5 million in 2017. The increase was mainly due to the increased revenue from brand advertisers, which resulted from the growth of traffic on our mobile properties and the favorable foreign exchange impact. The increase of revenues from SME customers was flat from 2016 to 2017 and we expect revenue from SME customers continue to keep stable in 2018. Additionally, revenues generated from mobile devices have been increasing, as we witnessed a rapid growth of traffic on our mobile properties in recent years. We generated 59% of portal advertising revenues from mobile devices in 2017, compared to 46% in 2016. We expect revenues generated from mobile traffic as a percentage of the total portal advertising revenues will keep flat to increase in 2018.

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

	For the Year Ended December 31,
							% of Change
	2015		2016		2017		YOY 2016	YOY 2017
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Advertising and Marketing	402,415	46	567,097	55	991,393	63	41	75
Weibo VAS	75,476	8	84,818	8	149,483	9	12	76
	477,891	54	651,915	63	1,140,876	72	36	75

2017 Compared to 2016.  Revenues from Weibo increased 75% year over year from $651.9 million in 2016 to $1,140.9 million in 2017.

•                  Advertising and marketing revenues from Weibo grew by 75% from $567.1 million in 2016 to $991.4 million in 2017. Revenue from key accounts grew by 86% from $201.3 million in 2016 to $374.7 million in 2017, largely attributed to the increased diversity of Weibo’s advertising offerings and an increasing number of key account customers allocating more digital advertising budget to social marketing. Revenue from SMEs grew by 73% from $307.9 million in 2016 to $532.0 million in 2017, primarily attributed to the expansion of advertising inventory, new and upgraded advertisement products and features, and increase in user engagement. Revenue generated from Alibaba (China) Co., Ltd., or Alibaba grew by 46% from $57.9 million in 2016 to $84.7 million in 2017, primarily attributed to Weibo being a key platform for Alibaba in the fields of e-commerce, marketing, fans accumulation and fans interaction. In 2017, mobile advertising revenues accounted for approximately 76% of Weibo’s total advertising and marketing revenues, as compared to 67% in 2016, due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs increased by 29% year over year to 363 million in December 2017. We expect our mobile advertising revenues to continue to increase in absolute amount and as a percentage of our total advertising and marketing revenues in 2018.

•                  Revenues from Weibo VAS increased by 76% from $84.8 million in 2016 to $149.5 million in 2017. The increase was primarily attributed to the revenue growth of Weibo’s VIP membership, which increased by 99% year over year from $33.3 million in 2016 to $66.2 million in 2017, primarily attributed to the revenue growth of our VIP membership. Revenues generated from game-related service decreased by 11% from $30.9 million in 2016 to $27.6 million in 2017. The decline in game service revenue was mainly attributed to the unsatisfactory performance of licensed games, particularly on PC terminals.

2016 Compared to 2015.  Revenues from Weibo increased 36% year over year from $477.9 million in 2015 to $651.9 million in 2016.

•                  Advertising and marketing revenues from Weibo grew by 41% from $402.4 million in 2015 to $567.1 million in 2016. Revenue from key accounts grew by 94% from $103.5 million in 2015 to $201.3 million in 2016, largely attributed to the increase in Weibo’s brand influence, the expansion of advertising inventory, new and upgraded advertisement products, the increase in user growth and user engagement, as well as the coverage of the Rio 2016 Olympics. Revenue from SMEs grew by 98% from $155.2 million in 2015 to $307.9 million in 2016, primarily attributed to the increase in the number of SME customers, up 63% year over year to 2.5 million in 2016, the expansion of advertising inventory, new and upgraded advertisement products and increase in user growth and user engagement. Revenue generated from Alibaba were $57.9 million, compared to $143.7 million in 2015, and accounted for 6% of our total revenues in 2016, resulting from the expiration of the strategic collaboration agreement with Alibaba in January 2016. In 2016, mobile advertising revenues accounted for approximately 67% of Weibo’s total advertising and marketing revenues, as compared to 63% in 2015, due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs increased by 43% year over year to 282 million in December 2016.

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

	For the Year Ended December 31,
							% of Change
	2015		2016		2017		YOY 2016	YOY 2017
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Fintech Services	3,185	—	33,596	3	82,819	5	955	147
Others	58,779	7	41,335	4	39,716	3	(30)	(4)
	61,964	7	74,931	7	122,535	8	21	64

Our other revenues include revenues from Fintech services and other services, which mainly include MVAS, reading business and amortized deferred revenues related to license granted to Leju.

Revenues derived from our Fintech services mainly include online payment services and online loan facilitation service. We started to provide online payment service since 2013, and expanded our service offering to include online loan facilitation service by acquiring Weiju in July 2017.

Our MVAS revenues have been declining in recent years. In response to the changing market condition, we are deemphasizing the low-margin MVAS product lines and investing most of our mobile efforts in product lines more suitable for the new environment, such as Weibo VAS, and we do not expect a recovery in our MVAS revenues.

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

2017 Compared to 2016.  Our other revenues increased by 64% year over year from $74.9 million in 2016 to $122.5 million in 2017. Our Fintech service revenues increased by 147% from $33.6 million in 2016 to $82.8 million in 2017 mainly resulting from the increased revenue from online payment service and newly acquired online loan facilitation service. Excluding our Fintech service revenues, our other revenues decreased by 4% from $41.3 million in 2016 to $39.7 million in 2017. We had amortized deferred revenues of $10.4 million in 2017, same as in 2016. As of December 31, 2017, our license agreements with Leju had an unamortized balance of $64.5 million.

2016 Compared to 2015.  Our other revenues increased by 21% year over year from $62.0 million in 2015 to $74.9 million in 2016. Our Fintech service revenues increased significantly from $3.2 million in 2015 to $33.6 million in 2016 mainly resulting from our expansion in online payment service. Excluding Fintech service revenues, our other revenues decreased by 30% from $58.8 million in 2015 to $41.3 million in 2016, mainly resulting from the decreased revenue in reading business, which was disposed in 2016. We had amortized deferred revenues of $10.4 million in 2016 compared to $10.4 million in 2015. As of December 31, 2016, our license agreements with Leju had an unamortized balance of $75.0 million.

Cost of revenues

The following table sets forth the breakdown of our cost of revenues.

	For the Year Ended December 31,
				% of Change
	2015	2016	2017	YOY 2016	YOY 2017
	(in thousands, except percentages)
	US$	US$	US$	%	%
Portal Advertising	157,862	136,196	121,278	(14)	(11)
Weibo	141,960	170,945	230,952	20	35
Others	35,558	47,555	61,907	34	30
	335,380	354,696	414,137	6	17

Our cost of revenues increased 17% year over year from $354.7 million in 2016 to $414.1 million in 2017, and increased by 6% year over year from $335.4 million in 2015 to $354.7 million in 2016, both mainly due to an increase in costs of Weibo revenues and other revenues, which is partially offset by a decrease in the cost of portal advertising revenues.

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

2017 Compared to 2016.  Cost of portal advertising revenues decreased by 11% from $136.2 million in 2016 to $121.3 million in 2017 due to the decrease in content costs of $11.7 million, direct labor cost of $5.8 million, partially offset by the increase in VAT cost and surcharges of $2.2 million.

2016 Compared to 2015.  Cost of portal advertising revenues decreased by 14% from $157.9 million in 2015 to $136.2 million in 2016 due to the decrease in bandwidth costs of $8.4 million, revenue shared with service vendors of $7.8 million and content fees of $6.0 million, partially offset by the increase in direct labor cost of $1.0 million and stock-based compensation of $1.0 million.

Weibo

Cost of Weibo revenues consists mainly of costs associated with the maintenance of our Weibo platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees and turnover taxes levied on Weibo revenues.

2017 Compared to 2016.  Cost of Weibo revenues increased by 35% from $170.9 million in 2016 to $231.0 million in 2017. The increase was primarily due to an increase of $43.8 million in turnover taxes associated with higher revenues, an increase of $5.3 million in infrastructure-related costs resulting from traffic growth, and an increase of $3.9 million in revenue sharing cost primarily related to advertisement production. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

2016 Compared to 2015.  Cost of Weibo revenues increased by 20% from $142.0 million in 2015 to $170.9 million in 2016. The increase was primarily due to an increase of $16.2 million in turnover taxes associated with higher revenues, an increase of $7.5 million in infrastructure-related costs resulting from traffic growth as well as greater consumption of video content, and an increase of $2.5 million in content licensing fees primarily related to game services.

Others

Cost of other revenues mainly consists of fees or royalties paid to third-party content and service providers, costs for providing the enterprise services, turnover taxes and surcharges levied on non-advertising revenues in China and employee related cost for non-advertising business.

2017 Compared to 2016.  Cost of other revenues increased by 30% from $47.6 million in 2016 to $61.9 million in 2017, mainly due to the increased cost from Fintech services mainly arising from acquisition of online loan facilitation services and the growth of our online payment business.

2016 Compared to 2015.  Cost of other revenues increased by 34% from $35.6 million in 2015 to $47.6 million in 2016, mainly due to the growth of our online payment business.

Gross margin

The following table sets forth the gross margin for each of our business line for the periods presented.

	For the Year Ended December 31,
	2015	2016	2017
	%	%	%
Gross margin:
Portal Advertising	54	55	62
Weibo	70	74	80
Others	43	37	49
Overall	62	66	74

Overall gross margin increased 4 percentage points in 2016, and increased 8 percentage points in 2017, which was attributable to due to the increased gross margin from all businesses lines.

Portal Advertising

The year-over-year gross margin of portal advertising in 2017 increased by 7 percentage points, which was mainly due to the increased revenue and the continuous saving in content costs. Portal advertising gross margin remained stable year over year in 2016, which was mainly due to the decreased content spending in line with the decreased revenue in 2016.

Weibo

Weibo gross margin increased by 6 percentage points year over year in 2017, mainly due to the sharply increased revenue in Weibo. Weibo gross margin increased by 4 percentage points year over year in 2016, mainly due to the significant growth of revenues with relatively stable costs.

Others

Gross margin related to other revenues increased by 12 percentage points year over year in 2017, mainly due to the increase of revenue portion from loan facilitation service, which is with a relatively higher gross margin in 2017. Gross margin related to other revenues decreased by 6 percentage points year over year in 2016, mainly due to the increase of revenue portion from services with a lower gross margin, such as SINA Pay online payment service.

Operating expenses

The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2015		2016		2017		YOY 2016	YOY 2017
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Sales and marketing	230,428	26	247,068	24	408,856	26	7	65
Product development	209,771	24	216,228	21	267,392	17	3	24
General and administrative	92,868	11	99,474	10	104,923	6	7	5
Goodwill and acquired intangibles impairment	—	—	40,194	4	—	—	—	(100)
Total	533,067	61	602,964	59	781,171	49	13	30

Operating expenses increased by 30% year over year from $603.0 million in 2016 to $781.2 million in 2017, primarily due to the increase in marketing expenditure and payroll related cost, offset by the decrease in the impairment charges related to goodwill and acquired intangibles impairment in 2016. Operating expenses increased by 13% year over year from $533.1 million in 2015 to $603.0 million in 2016, primarily due to the impairment charges in 2016 related to goodwill and acquired intangibles impairment, as well as increases in marketing expenditure and stock-based compensation.

Sales and marketing.

Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 26%, 24% and 26% in 2015, 2016 and 2017, respectively. We expect our sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

2017 Compared to 2016.  Sales and marketing expenses increased by 65% from $247.1 million in 2016 to $408.9 million in 2017, primarily due to an increase of $144.9 million in channel marketing expenses incurred for user acquisition or both Weibo and SINA News app, an increase of $11.4 million employee-related expenses associated with new hires and salary increases and an increase of $5.3 million in stock-based compensation.

2016 Compared to 2015.  Sales and marketing expenses increased by 7% from $230.4 million in 2015 to $247.1 million in 2016, primarily due to an increase of $11.0 million in advertising and marketing expenses for special event promotions, an increase of $4.7 million in stock-based compensation and $2.7 million in employee-related expenses associated with new hires and salary increases.

Product development.

Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 24%, 21% and 17% in 2015, 2016 and 2017, respectively. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

2017 Compared to 2016.  Product development expenses increased by 24% from $216.2 million in 2016 to $267.4 million in 2017, primarily due to an increase of $33.2 million in employee-related expenses resulting from new hires and salary increases and an increase of $8.4 million in in stock-based compensation.

2016 Compared to 2015.  Product development expenses increased by 3% from $209.8 million in 2015 to $216.2 million in 2016, primarily due to an increase of $6.6 million in in stock-based compensation and an increase of $2.8 million in employee-related expenses resulting from new hires and salary increases, offset by the decrease of $3.8 million in depreciation expenses as certain fixed assets have been fully depreciated in 2016.

General and administrative.

General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 11%, 10% and 6% in 2015, 2016 and 2017, respectively. We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

2017 Compared to 2016.  General and administrative expenses increased by 5% from $99.5 million in 2016 to $104.9 million in 2017, mainly due to an increase of $5.2 million in employee-related expenses and an increase of $2.4 million in stock-based compensation, partially offset by the decrease of $5.6 million in bad debt expenses.

2016 Compared to 2015.  General and administrative expenses increased by 7% from $92.9 million in 2015 to $99.5 million in 2016, mainly due to an increase of $4 million in stock-based compensation.

Goodwill and acquired intangibles impairment. There was no goodwill impairment charge recorded in 2015 and 2017, while we recognized a goodwill and acquired intangibles impairment charge of $40.2 million in 2016.  The goodwill and acquired intangibles impairment recognized in 2016 was due to the decreased revenue, the unsatisfied financial performance and not optimistic forecast of future revenues of portal business.

Interest and other income, net

The following table sets forth the breakdown of interest and other income net for the periods presented.

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands)
Interest income, net	27,212	24,906	38,593
Other income (expenses), net	(4,820)	1,307	4,103
	22,392	26,213	42,696

Interest income, net. Net interest income increased by 55% to $38.6 million in 2017 from $24.9 million in 2016, primarily associated with the increase in the average cash balance when compared with 2016 and a decreased interest expenses of 2018 convertible notes as the result of partial repurchase of 2018 convertible notes in December 2016. Net interest income decreased by 8% to $24.9 million in 2016 from $27.2 million in 2015, primarily due to an increase in interest expenses related to short-term bank loans.

Other income (expenses), net. Other income (expenses) consists primarily of net currency transaction gain or loss, dividend income of investments and government grants. We recorded a net foreign currency transaction loss of $4.7 million in 2015, due to the depreciation of the RMB against the U.S. dollar. In 2016, we recorded a net foreign currency transaction income of $0.3 million. In 2017, we recorded a net foreign currency transaction loss of $2.0 million. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

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

No change in fair value of option liability was recorded in other presenting periods.

Income (loss) from equity method investments

We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded share of results of these investments one quarter in arrears.

In 2015, 2016 and 2017, we recorded a loss of $4.6 million, $15.2 million and 30.8 million, respectively, from investments related to E-House in 2015 and 2016 and Leju in 2017. The increasing loss from equity method in Leju related investments in 2017 was mainly due to a large loss made by Leju arising from the continuous restrict government policy in real estate industry in China. The increasing loss from equity method in E-House related investments in 2016 was mainly due to a higher expenditure on offline store business in 2016. We also recorded an income of $4.8 million, $3.5 million and $14.7 million in 2015, 2016 and 2017, respectively, from our other long-term investments accounted for under the equity method.

Realized gain (loss) on long-term investments

The following table summarizes realized gain (loss) on our long-term investments for the periods presented.

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands, except percentages)
Alibaba(1)	—	44,209	92,327
E-House(2)	—	4,603	—
Youku Tudou(3)	18,885	34,514	—
Gain from disposing of investments under cost methods(4)	—	159,486	14,000
Others	905	46,881	25,680
Total	19,790	289,693	132,007
% of total net revenues	2%	28%	8%

(1)         We invested $50.0 million in Alibaba through Yunfeng Funds in October 2011. In September 2014, Alibaba completed its initial public offering (“Alibaba IPO”) and listed its ADSs, each representing one ordinary share, on the New York Stock Exchange. We sold part of shares we held in Alibaba, representing a total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. In 2016 and 2017, we sold the remaining of our shareholding in Alibaba through open market recognized $44.2 million and $92.3 million of disposal gain, respectively.

(2)         In March 2014, Leju, a then wholly owned subsidiary of E-House, entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent acquired 15% of Leju’s total outstanding ordinary shares on a fully diluted basis, from E-House and E-house’s ownership in Leju decreased accordingly from 100% to 85% on a fully diluted basis. Leju primarily carries real estate e-commerce related business in PRC. In April 2014, Leju completed its initial public offering of 11.5 million ADSs, each representing one ordinary share, and became listed on the New York Stock Exchange. Concurrently with Leju’s initial public offering, Leju issued 2.0 million ordinary shares to Tencent in a private placement. Upon the completion of such transaction, E-House’s interest in Leju was further diluted. After these transactions, although our total shares held in E-House did not change, we recognized a dilution gain of $48.3 million as a result of the increase of our proportion of net assets in E-House. In 2016, we disposed of all the shares we held in E-House and realized a disposal gain of $4.6 million.

(3)         In 2015, we recognized a gain of $18.9 million resulting from sale of partial investment we held in Youku Tudou. In 2016, with the accomplishment of its privatization, we recognized a gain of 34.5 million.

(4)         A majority of the disposal gain was resulted from the sale of an investment we held in certain private company, which focuses on developing media applications in China.

Investment related impairment

In 2015, 2016 and 2017, we recorded $8.5 million, $44.4 million and $123.0 million, respectively, in impairment charges to the carrying value of our investments related accounts due to other than temporary impairments as a result of the lower-than-expected performance. Included in the impairment charges of 2017, we recorded a charge of $113.1 million to write down the carrying value of the investment in Leju to its fair value, based on quoted closing price of $1.84 per ADS for Leju. We believe the impairment made in Leju was other than temporary by considering (i) the continuous strict government policy in real estate industry in China, (ii) severity of the decline of Leju’s stock price after the investment and (iii) Leju’s financial condition, operating performance and its prospects.

Income tax expense

The following table sets forth details of our income tax expense for the periods presented.

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands, except percentages)
Current income tax provision	13,948	32,689	77,890
Deferred income tax benefits	(3,528)	(5,470)	(3,214)
Total	10,420	27,219	74,676
Income tax expenses applicable to China operations	10,420	11,985	73,165
Income from China operations	71,497	179,463	504,184
Effective tax rate for China operations	15%	7%	15%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2017 was 15%, compared to 7% in 2016 and 15% in 2015. The increase in effective tax rate for China operations in 2017 as compared to 2016 was mainly due to the change in tax status of Weibo Technology in 2017 from being fully tax exempt to being subject to a reduced enterprise income tax rate of 12.5%. The decrease in effective tax rate for China operations in 2016 as compared to 2015 was mainly due to the relatively higher proportion of income achieved by Weibo Technology, which has been enjoying the tax holiday since 2015.

Net income

As a result of the foregoing, our net income in 2015, 2016 and 2017 was $35.7 million, $277.3 million and $349.6 million, respectively.

Net income attributable to SINA’s ordinary shareholders

Our net income attributable to SINA’s ordinary shareholders for 2015, 2016 and 2017 was $25.7 million, $225.1 million and $156.6 million, respectively.

B.                                    Liquidity and Capital Resources

	As of December 31,
	2015	2016	2017
	(in $ thousands)
Cash, cash equivalents and short-term investments	2,209,853	1,797,065	3,372,543
Working capital	1,336,098	1,684,789	2,829,813
Convertible debt (1)	—	153,092	879,983
Total SINA shareholders’ equity	2,565,272	2,679,590	2,846,842

(1)         Compared to the amount of convertible debt we recorded in 2015, the amount of our convertible debt in 2016 decreased as we allowed the holders of the convertible note to have the right, at such holder’s option, to require us to repurchase for cash all of such holder’s notes, or any portion thereof on December 1, 2016.  We included the current portion of convertible notes amounting to $800 million in the amount of working capital as shown in 2015. Compared to the amount of convertible debt we recorded in 2016, the amount of our convertible debt in 2017 increased due to the issuance of $900 million convertible senior notes due 2022 by Weibo in October 2017, which bear interest at a rate of 1.25% per year.

As of December 31, 2015, 2016 and 2017, our accumulated earnings were $548.6 million, $435.1 million and $37.7 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2015, 2016 and 2017 were $2,209.9 million, $1,797.1 million and $3,372.5 million, respectively.  We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes by us in November 2013 and by Weibo in October 2017, and the proceeds received from the private placement in November 2015. Except for the cash flow from operating activities, the increase in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2017 as compared to the amount as of December 31, 2016 was primarily due to the cash received from the issuance of a $900 million convertible senior notes by Weibo, which was partially offset by a share repurchase of $47.6 million from the Company, in the fourth quarter of 2017. The decrease in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2016 as compared to the amount as of December 31, 2015 was primarily due to a principal repayment of $646.9 million upon the put option exercised by the holders of convertible senior note, partially offset by the operating cash inflow. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We early adopted the amendments in 2017 on a basis of using a retrospective transition method to each period presented. Since then, the changes in restricted cash in the consolidated cash flow were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

The following tables set forth the movements of our cash, cash equivalents and restricted cash for the periods presented.

	For the Year Ended December 31,
	2015	2016	2017
	(in $ thousands)
Net cash provided by operating activities	328,138	443,649	596,290
Net cash (used in) provided by in investing activities	(1,025,896)	945,798	(987,947)
Net cash provided by (used in) financing activities	396,352	(603,410)	886,970
Effect of exchange rate changes on cash and cash equivalents	(18,185)	(41,197)	62,459
Net increase (decrease) in cash, cash equivalents and restricted cash	(319,591)	744,840	557,772
Cash, cash equivalents and restricted cash at the beginning of year	1,223,682	904,091	1,648,931
Cash, cash equivalents and restricted cash at the end of year	904,091	1,648,931	2,206,703

Operating activities

Net cash provided by operating activities in 2017 was $596.3 million. This was attributable to our net income of $349.6 million, adjusted by non-cash expenses including  investment related impairment of $123.0 million, stock-based compensation of $91.4 million, depreciation of $28.6 million, net loss from equity method investments of $16.1 million, allowance for doubtful accounts of $8.5 million, partially offset by the realized gain on our investment of $132.0 million. The net increase in cash from working capital items was $101.7 million, mainly due to the increase in accrued expenses and other current liabilities, account payable, income tax payable and deferred revenue, partially offset by the increase in accounts receivable and amount due to customers. The increase in accrued expenses and other current liabilities and account payable resulted from the increase in payroll payable, accrued marketing expenses and accrued sales rebate. The increase in accounts receivable was in line with revenue growth.

Net cash provided by operating activities in 2016 was $443.6 million. This was attributable to our net income of $277.3 million, adjusted by non-cash expenses including stock-based compensation of $73.8 million, investment related impairment of $44.4 million, goodwill and acquired intangibles impairment of $40.2 million, fair value change in option liability related to E-House of $28.5 million, depreciation of $26.6 million, allowance for doubtful accounts of $14.6 million, partially offset by the realized gain on our investment of $289.7 million. The net increase in cash from working capital items was $212.3 million, mainly due to the increase in accrued expenses and other current liabilities, amount due to customers, income tax payable and deferred revenue, partially offset by the increase in accounts receivable. The increase in accrued expenses and other current liabilities resulted from the increase in payroll payable and accrued sales rebate. The increase in amount due to customers was in line with the continuous expansion of our SINA Pay online payment services. The increase in accounts receivable was in line with revenue growth.

Net cash provided by operating activities in 2015 was $328.1 million. This was attributable to our net income of $35.7 million, adjusted by non-cash expenses including stock-based compensation of $56.1 million, depreciation of $33.2 million, dividends received from equity method investments 16.7 million, allowance for doubtful accounts of $14.9 million, investment related impairment of $8.5 million, partially offset by the realized gain on our investment of $19.8 million. The net increase in cash from working capital items was $176.1 million, mainly due to the increase in accrued expenses and other current liabilities, amount due to customers and deferred revenue.  The increase in accrued expenses and other current liabilities resulted from the increase in payroll payable and content fees. The increase in amount due to customers was in line with the continuous expansion of our SINA Pay online payment services.

Investing activities

Net cash used in investing activities in 2017 was $987.9 million. This was a result of the purchase of short-term investments of $2,140.9 million, cash paid for long-term investments (including prepayment) of $150.4 million and deposit repaid to E-House of $135.4 million, partially offset by the maturities of short-term investments of $1,166.2 million, the net proceeds of $168.5 million received from the disposal/refund of long-term investments and consideration received from E-House for share exchange with Leju of $127.6 million.

Net cash provided by investing activities in 2016 was $945.8 million. This was a result of the maturities of short-term investments of $2,153.2 million, the net proceeds of $680.4 million received from the disposal/refund of long-term investments and deposit received from E-House of $128.2 million, partially offset by the purchase of short-term investments of $1,116.3 million, cash paid for long-term investments (including prepayment) of $862.8 million and property and equipment purchases of $37.7 million.

Net cash used in investing activities in 2015 was $1,025.9 million. This was a result of the purchase of short-term investments of $1,933.9 million, cash paid for long-term investments (including prepayment) of $687.2 million, property and equipment purchases of $45.5 million and a payment of $21.0 million on a third-party loan, partially offset by the maturities of short-term investments of $1,434.5 million and the net proceeds of $227.0 million received from the disposal/refund of long-term investments.

Financing activities

Net cash provided by financing activities in 2017 was $887.0 million, which mainly consisted of $879.3 million of proceeds from issuance of Weibo convertible senior notes and $87.6 million of proceeds from bank loans, partially offset by $47.6 million paid for the repurchase of ordinary shares and $33.7 million repayment for bank loans.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(in $ thousands)
Operating lease obligation(1)	46,052	14,655	22,079	9,318	—
Purchase commitments(2)	497,797	463,947	33,678	172	—
Short-term bank loan	91,079	91,079	—	—	—
Capital commitments(3)	12,237	12,128	109	—	—
Equity investments	63,404	63,404	—	—	—
2018 convertible notes(4)	154,623	154,623	—	—	—
2022 convertible notes (4)	956,750	13,219	22,500	921,031	—
Total contractual obligations	1,821,942	813,055	78,366	930,521	—

(1)         Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2022.  Rental expenses for 2015, 2016 and 2017 were $28.3 million, $24.5 million and $13.7 million, respectively. The majority of the commitments are from our office lease agreements in China.

(2)         Purchase commitments mainly include minimum commitments for internet connection, content and services related to website operation and marketing activities.

(3)         Capital commitment was primarily related to commitments on construction of our office building. In May 2013, we entered into an agreement to construct a new office building in Zhongguancun Software Park, Haidian District, Beijing, which was already completed and started to be put in use in July 2016. As of December 31, 2017, $4.7 million of the remaining payable related to the construction was already included in accounts payable of the balance sheet.

(4)         Convertible debts includes the future maximum commitment related to the principal and interests of the convertible notes that a) we issued in November 2013 with annual interest rate of 1% and partially repurchased in December 2016, the remaining with a maturity date of December 1, 2018 and b) Weibo issued in October 30, 2017 with annual interest rate of 1.25% and a maturity date of November 15, 2022.

There are no other claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are likely to have, a material impact on our financial position, results of operations or cash flow.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of this annual report:

Name	Age	Position
Charles Chao	52	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Bonnie Yi Zhang	44	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	46	President and Chief Operating Officer
Arthur Jianglei Wei	47	Senior Vice President
Bin Zheng	52	Vice President
Ter Fung Tsao	72	Independent Director
Yan Wang	45	Independent Director
Song-Yi Zhang	62	Independent Director
Yichen Zhang	54	Independent Director
James Jianzhang Liang	48	Independent Director

Charles Chao has served as our Chairman of the Board of Directors since August 2012 and our Chief Executive Officer since May 2006. He served as our President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005, and Executive Vice President from April 2002 to June 2003, Vice President of Finance from September 1999 to January 2001. Prior to joining us, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP, an accounting firm. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently the Chairman of the board of directors of our subsidiary Weibo Corporation, a leading social media company, a director of NetDragon Websoft Inc., a company providing technology for online gaming and a director of Leju, an online-to-offline (O2O) real estate services provider in China. Mr. Chao holds a Master of Professional Accounting degree from University of Texas at Austin, an M.A. in Journalism from University of Oklahoma and a B.A. in Journalism from Fudan University in Shanghai, China.

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

Bin Zheng has served as our Senior Vice President of Human Resources since April 2018. From November 2013 to March 2018, Ms. Zheng served as our Vice President of Human Resources and was promoted to be an executive officer of SINA in June 2014, fully in charge of human resources management of both SINA and Weibo. Prior to joining us, from June 2011 to January 2013, Ms. Zheng served as Vice President of Qihoo 360 and Director of Qifei International, a subsidiary of Qihoo 360. Prior to that, Ms. Zheng served as Baidu’s HR Executive Director from January 2008 to June 2011. Prior to her position in Baidu, Ms. Zheng held various Human Resources managerial roles in Fortune 500 companies, including Alcatel-Lucent, Lucent Technology Ltd. and General Electric. Ms. Zheng holds an EMBA degree from Peking University and a B.S. in Biology from Capital Normal University.

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

Yan Wang has served as a director since May 2003. Mr. Wang served as our Chairman of the Board of Directors from May 2008 to August 2012 and served as our Vice Chairman of the board of directors from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently a director of Athenex, Inc..  Besides, Mr. Zhang is also an independent non-executive director of each of China Longyuan Power Group Corporation Limited and China Renewable Energy Investment Limited and a non-executive director of Jimu Group Limited. Mr. Zhang holds a J.D. degree from Yale Law School.

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

James Jianzhang Liang has served as a director since December 2017. Mr. Liang is one of the co-founders and Executive Chairman of the board of Ctrip International, Ltd. (Nasdaq: CTRP), a leading travel service provider in China. He has been Ctrip’s Chairman since August 2003. Mr. Liang served as Ctrip’s chief executive officer from 2000 to January 2006, and from March 2013 to November 2016.  Under his leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business initiatives.  Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. He has also authored multiple publications, including the influential Too Many People in China? and the Rise of the Network Society. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of eHi (Nasdaq: EHIC) and MakeMyTrip (Nasdaq: MMYT). He is also an economics professor at Peking University. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

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

B.                                    Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2017, we paid an aggregate of approximately $1.9 million in cash compensation to our executive officers and non-employee directors as a group.

In 2017, we granted an aggregate of 20,000 restricted share units to non-employee directors and an aggregate of 2,500 restricted share units to our executive officers under our share incentive plans. No options were granted to our non-employee directors or executive officers in 2017. In addition, Weibo granted an aggregate of 4,000 restricted share units under its share incentive plans to our directors and executive officers in 2017.

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

As of March 31, 2018, there were 716,329 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan.

2015 Share Incentive Plan

In July 2015, we adopted our 2015 share incentive plan, or the 2015 Plan. The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of March 31, 2018, there were 1,195,382 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

	Ordinary Shares
	Underlying
	Outstanding
	Options
	and Restricted
	Share		Exercise Price
Name	Units		($/Share)	Grant Date	Expiration Date
Chao, Charles	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Zhang, Bonnie Yi	*	(1)	—	February 5, 2015	—
	*	(1)	—	May 6, 2016	—
Du, Hong	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
Wei, Arthur Jianglei	*	(1)	—	April 6, 2015	—
	*	(1)	—	April 5, 2016	—
	*	(1)	—	April 13, 2017	—
Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	December 30, 2013	—
	*	(1)	—	January 16, 2015	—
	*	(1)	—	May 1, 2015	—
	*	(1)	—	April 5, 2016	—
Tsao, Ter Fung	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
Wang, Yan	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
Zhang, Song-Yi	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
Zhang, Yichen	*	(1)	—	August 8, 2014	—
	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
Liang, James Jianzhang	*	(1)	—	February 9, 2018	—
Other employees	*		From $35.69 to $45.13	From July 20, 2012 to January 16, 2015	From July 20, 2018 to January 16, 2021
	1,086,709	(1)	—	From December 30, 2013 to January 3, 2018	—
Total	1,911,711

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

The following table summarizes, as of March 31, 2018, the options and restricted shares granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units	Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*(1)	—	October 10, 2014	—
	*(1)	—	May 5, 2016	—
Zhang, Bonnie Yi	*(1)	—	April 4, 2014	—
Du, Hong	*(1)	—	April 4, 2014	—
Wei, Arthur Jianglei	*(1)	—	October 26, 2017	—
Zheng, Bin	*	3.5	December 30, 2013	December 30, 2020
	*(1)	—	January 28, 2015	—
	*(1)	—	April 20, 2016	—
Tsao, Ter Fung	—	—	—	—
Wang, Yan	—	—	—	—
Zhang, Song-Yi	—	—	—	—
Zhang, Yichen	*(1)	—	April 4, 2014	—
Liang, James Jianzhang	—	—	—	—
Other grantees	*	From $1.58 to $3.5	From June 17, 2011 to December 30, 2013	From June 17, 2018 to December 30, 2020
	2,817,663(1)	—	From April 4, 2014 to February 8, 2018	—
Total	3,501,726

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

C.                                    Board Practices

Terms of Directors and Executive Officers

Our Amended and Restated Articles of Association currently authorize a board of not less than two directors.

We currently have six members of the board of directors. All members of the Board, except for the CEO, shall retire from office by rotation at our annual general meeting. Pursuant to our Amended and Restated Articles of Association, except for our CEO, who has been designated by the board as the managing director of our company and, as such, has a permanent seat on the board, one-third of the directors, or if their number is not three or a multiple of three, then the number nearest to, but not exceeding, one-third, shall retire from office by rotation at each annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. In addition, pursuant to our Amended and Restated Articles of Association, any director appointed by our board of directors shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election at that meeting. Based on our current board composition, Yan Wang and James Jianzhang Liang will retire and be eligible for re-election at our 2018 annual general meeting; Song-Yi Zhang and Ter Fung Tsao will retire and be eligible for re-election at our 2019 annual general meeting; Yichen Zhang will retire and be eligible for re-election at our 2020 annual general meeting. For the period during which each director has served on the Board, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” above.

Our officers are elected by and serve at the discretion of the board of directors. Our employment agreements with our officers have a term of three or four years and may be extended for an additional one-year period after the end of original term. For the period during which each officer has served in office, please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” above.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors and adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee.  Our Audit Committee consists of Song-Yi Zhang and Ter Fung Tsao, and Song-Yi Zhang is the chairman. The board has determined that all members of the Audit Committee are independent under the standards set forth in Rule 10A-3 under the Securities Act of 1933, as amended, and in Nasdaq Listing Rules 5605, and each of them is able to read and understand fundamental financial statements. In addition, the board has determined that Song-Yi Zhang qualifies as an “audit committee financial expert” as defined in the instructions to Item 16A of the Form 20-F. Our Audit Committee is responsible for, among other things:

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

Compensation Committee.  Our Compensation Committee consists of Mr. Yan Wang and Mr. Yichen Zhang. The members of the Compensation Committee satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee is responsible for establishing and monitoring the general compensation policies and compensation plans of our company, as well as the specific compensation levels for executive officers. It also administers the granting of equity awards to executive officers under our share incentive plans.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee consists of Mr. Yan Wang and Mr. Yichen Zhang. Yicheng Zhang is the chairman of the committee. The members of the Nominating and Corporate Governance Committee satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D.                                    Employees

We had 7,646, 7,308 and 8,224 employees respectively as of December 31, 2015, 2016 and 2017. Currently most of them were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2017 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.                                    Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 71,470,468 ordinary shares (excluding 10,079,948  ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2018 together with options that are exercisable within 60 days from March 31, 2018 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2018 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Ordinary Shares Beneficially Owned		Class A Preference Shares Beneficially Owned	Voting Power
	Number	%(1)	Number	%(2)
Major Shareholders
New Wave MMXV Limited(3)	7,944,386	11.1	7,150	55.6
Schroder Investment Management North America Inc(4)	3,977,803	5.6	—	2.8
Directors and Executive Officers
Charles Chao(5)	8,468,666	11.8	7,150	55.9
Bonnie Yi Zhang	*	*	—	*
Hong Du	*	*	—	*
Arthur Jianglei Wei	*	*	—	*
Bin Zheng	*	*	—	*
Ter Fung Tsao(6)	*	*	—	*
Yan Wang	*	*	—	*
Song-Yi Zhang(7)	*	*	—	*
Yichen Zhang(8)	*	*	—	*
James Jianzhang Liang(9)	—	—	—	—
All directors and executive officers as a group	8,990,377	12.5	7,150	56.2

*                 Less than one percent of the outstanding ordinary shares or less than one percent of voting power.

**          Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2018. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         For each named person or group included in this column, the percentage of total voting power represents voting power based on both ordinary shares and class A preference shares held by such person or group with respect to all of our outstanding ordinary shares and class A preference shares as one class as of March 31, 2018. Each ordinary share is entitled to one vote per share. Each class A preference shares is entitled to 10,000 votes per share as of March 31, 2018 on all matters subject to a shareholders’ vote, provided that (i) when New Wave sells or otherwise transfers any number of ordinary shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each class A preference share is entitled to will be reduced proportionally; (ii) on any resolution to elect a director where the nominee is an executive officer of our company, the votes attaching to the class A preference shares on such resolution shall not be counted if a majority of the votes cast by the holders of our ordinary shares is against the appointment of such nominee; (iii) for all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the class A preference shares in accordance with the recommendation of our board of directors to the extent the board determines to submit any such matter to shareholder approval; and (iv) If New Wave transfers the class A preference shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the class A preference shares shall cease to have any voting right.

(3)         New Wave MMXV Limited, or New Wave, is a company incorporated in British Virgin Islands and controlled by Mr. Charles Chao. Mr. Chao is the sole director of New Wave. The 7,944,386 ordinary shares held by New Wave are subject to a share mortgage for the benefit of Credit Suisse AG Hong Kong Branch, or Credit Suisse, a third-party lender that has entered into a margin loan facility agreement and related share mortgage with New Wave to provide financing for the purchase of the ordinary shares purchased by New Wave from us. The address of New Wave is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 9, 2017. The address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, NY 10022.

(5)         Includes 7,944,386 ordinary shares and 7,150 class A preference shares held by New Wave, 381,780 shares held by Mr. Chao, 52,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2018, and 90,000 shares issuable upon vesting of restricted share units within 60 days from March 31, 2018.

(6)         The address of Mr. Tsao is c/o Standard Foods Corporation, 8th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(7)         The address of Mr. Song-Yi Zhang is c/o Flat 8A, Magazine Court, 5-7 Magazine Gap Road, Mid-Levels, Hong Kong.

(8)         The address of Mr. Yichen Zhang is c/o CITIC 26/F CITIC Tower, Tim Mei Avenue, Central Hong Kong.

(9)         The address of Mr. James Jianzhang Liang is c/o Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.

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

As of March 31, 2018, 63,488,609 ordinary shares, or 88.8% of our total outstanding ordinary shares (excluding ordinary shares that have been repurchased but not cancelled), were held by 32 record shareholders in the United States, almost totally held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person.

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

The master transaction agreement will automatically terminate five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of Weibo’s then outstanding securities, provided that the agreement on sharing information and data will terminate on the earlier of (1) the fifteenth anniversary of the commencement of the cooperation period or (2) five years after the first date upon which we cease to ownin aggregate at least 20% of the voting power of Weibo’s then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement and the sales and marketing services agreement.

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

Intellectual Property License Agreement

The intellectual property license agreement was entered into by and between Weibo and us as a part of Ali WB’s purchase of Weibo’s ordinary and preferred shares in April 2013. Under the intellectual property license agreement, we grant Weibo and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, exclusive license of trademarks, including “新浪微博,” “  “ and “,” and a non-exclusive license of certain other intellectual property owned by us to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. Weibo grants us and our affiliates a non-exclusive, perpetual, worldwide, non-sublicensable, non-transferable limited license of certain of our intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue in effect unless terminated by us in case of Weibo’s breach as provided in the agreement.

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

Shareholders’ Agreement

Under the shareholders’ agreement among us, Weibo and Ali WB, Ali WB has the right of first offer if (1) our company or any of our wholly owned subsidiaries desires to sell all or any portion of our shares in Weibo to a third party other than up to 7,000,000 ordinary shares, or (2) any management shareholder of Weibo desires to sell all or any portion of Weibo’s shares such shareholder holds to a third party other than up to 20% of the ordinary shares held by such shareholder as of April 29, 2013. In addition, Ali WB has the right to purchase any new securities issued by Weibo to any person, based on Ali WB’s pro rata shareholding percentage on an as-converted basis.

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

On November 6, 2017, we entered into a share subscription agreement with New Wave, pursuant to which we issued to New Wave 7,150 newly created class A preference shares, at par value of US$1.00 per share. The class A preference shares have no economic rights nor any right to dividend or other distribution. Subject to certain restrictions, the class A preference shares are entitled to vote on all matters submitted to our general meeting. Each class A preference share initially has 10,000 votes, which number of votes will be reduced proportionally if New Wave transfers any number of our ordinary shares it holds to a non-affiliate third party. Immediately following the share issuance, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%.

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

Indemnification Agreements

We have entered into indemnification agreements with our officers Charles Chao and Bonnie Yi Zhang and directors Yan Wang, Ter Fung Tsao, Yichen Zhang, James Jianzhang Liang and Song-Yi Zhang containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

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

Registration Rights Agreement

On March 21, 2017, we entered into a Registration Rights Agreement with Leju, under which Leju granted us certain registration rights with respect to the ordinary shares of Leju held us.

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a then majority-owned subsidiary of E-House.  In March 2014, we and Leju entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024.  In 2015, 2016 and 2017, we generated $4.9 million, $9.3 million and $16.1 million online advertising agency fee from Leju, respectively. As of December 31, 2017, there were $1.5 million due from Leju, representing online advertising agency fee payable to us.

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

Legal Proceedings

Weibo and certain of Weibo’s current and former directors and officers have been named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 2:17-cv-04728-SRC-CLW (filed on June 27, 2017) (“Goldsmith Case”) and Feng Chen v. Weibo Corporation. et al., Civil Action No. 2:17-cv-05694 (filed on August 3, 2017) (“Chen Case”).  The Goldsmith Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 27 and June 22, 2017; the Chen Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in Weibo ADSs between April 28, 2016 and June 19, 2017.  Both cases’ complaints allege that Weibo ‘s public filings contained material misstatements and omissions in violation of the federal securities laws.

On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, Weibo and one individual defendant filed a motion to dismiss the amended complaint, which motion is currently pending before the court.

The action remains in its preliminary stages. We believe the case is without merit and intent to defend the action vigorously. For risks and uncertainties relating to the pending case against Weibo, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Weibo has been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

In addition, from time to time, we are involved in legal proceedings, investigations and claims incidental to the conduct of our business. For many of such legal proceedings, we are currently unable to estimate the possible loss or a possible range of loss, if any, but we believe the likelihood for such legal proceedings individually and in the aggregate, when finally resolved, to cause a material impact on our financial position, result of operations and cash flows to be remote.

Dividend Policy

In October 2016, as approved by our board of directors in August 2016, we completed a distribution of Weibo Class A ordinary shares to our shareholders in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of September 12, 2016. We distributed 7,088,116 Weibo shares in total. Immediately following the distribution, we held 108,921,106 Class B ordinary shares in Weibo, representing an equity interest in Weibo of approximately 50% or approximately 75% by voting power.

In July 2017, as approved by our board of directors in May 2017, we completed an additional distribution of Weibo Class A ordinary shares to our shareholders in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of June 7,2017. We distributed 7,142,148 Weibo shares in total.  Immediately following the distribution, we held 101,778,958 Class B ordinary shares in Weibo, and our total equity stake in Weibo decreased from approximately 49% (or approximately 74% by voting power) to approximately 46% (or approximately 72% by voting power) of Weibo’s total outstanding shares.

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

	Trading Price
	High	Low
	$	$
Annual Highs and Lows
2013	92.83	45.54
2014	89.79	35.05
2015	61.25	31.92
2016	85.24	39.58
2017	119.20	61.14
Quarterly Highs and Lows
First Quarter 2016	50.54	39.58
Second Quarter 2016	54.60	44.57
Third Quarter 2016	85.24	50.15
Fourth Quarter 2016	80.63	60.46
First Quarter 2017	79.90	61.14
Second Quarter 2017	105.99	68.33
Third Quarter 2017	118.85	84.12
Fourth Quarter 2017	119.20	94.06
First Quarter 2018	124.60	98.92
Monthly Highs and Lows
October 2017	119.20	104.01
November 2017	114.35	97.42
December 2017	106.43	94.06
January 2018	122.93	102.05
February 2018	124.60	100.33
March 2018	123.77	98.92
April 2018 (through April 20, 2018)	102.89	92.18

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

•                  persons that actually or constructively own 10% or more of our shares (by vote or value);

•                  persons that have a functional currency other than the United States dollar; and

•                  persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration for services.

In addition, this summary does not discuss the Medicare tax on net investment income or any United States federal estate or gift, non-United States, state, or local tax considerations.  Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,

•                  a citizen or individual resident of the United States;

•                  a corporation (or other entity taxable as a corporation ) organized under the laws of the United States, any State thereof or the District of Columbia;

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

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution of property, including any distribution of Weibo shares (including the amount of any PRC tax withheld if we are deemed to be a resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, you should assume that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from United States corporations.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and for the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ordinary shares. If we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. You should consult your tax adviser regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ordinary shares (including rules relating to foreign tax credit limitations).

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

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other taxable disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if you have held the ordinary shares for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a resident enterprise under PRC tax law, and gain from the disposition of the ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Considerations

We believe that it is likely that we were not a PFIC for our taxable year ended December 31, 2017 and, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we do not expect that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will or will not be a PFIC for the current or any other taxable year.  A non-U.S. corporation, such as our company, is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated with reference to the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, provided that you have not made a “mark-to-market” election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares.

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ordinary shares will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, if you are a holder of ordinary shares, it is expected that the mark-to-market election would be available to you if we are or become a PFIC.

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

If you own our ordinary shares during any taxable year that we are a PFIC, you are generally required to file IRS Form 8621, and the failure so to file may result in certain adverse United States federal income tax consequences to you. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In 2017, our interest income was $43.2 million. As of December 31, 2017, we had approximately $3.4 billion in cash, cash equivalents and short-term investments held by financial institutions in China, Hong Kong, Taiwan, Singapore and the United States. Interest-earning instruments carry a degree of interest rate risk and fluctuations of interest rates for RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2017, the foreign currency translation adjustments to our comprehensive income were an income of $87.3 million and net currency transaction loss of $2.0 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2017, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2017 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(in $ thousands)
Appreciate 2%	36,374	(786)
Appreciate 5%	91,095	(1,965)
Depreciate 2%	(36,285)	786
Depreciate 5%	(90,542)	1,965

Investment Risk

As of December 31, 2017, our long-term investments, including marketable securities, totaled $1,288.8 million. We periodically review our investments for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

For 2015, 2016 and 2017, we recognized impairment charges on long-term investments and related accounts in the amount of $8.5 million, $44.4 million and $123.0 million, respectively.  In 2015, we recognized a gain of $18.9 million from the partial disposal of Youku Tudou shares. In 2016, we recognized a gain of $159.5 million resulting from disposing of our certain investments under cost method. We also recognized a disposal gain of $44.2 million from the sales of certain shares in Alibaba and $34.5 million from the disposal of our investment in Youku Tudou upon the completion of its privatization. In 2017, we recognized a disposal gain of $92.3 million from the sales of certain shares in Alibaba. We also recognized a gain of $14.0 million resulting from disposing of our certain investments under cost method.

Our short-term investment as of December 31, 2017 was $1.4 billion, which was composed of bank time deposits over three months but within one year.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our management has excluded Weiju and Wexfin Inc (“Weihui”) from its assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by us in a purchase business combination during 2017. Weiju is a consolidated variable interest entity and Weihui is a majority-owned consolidated subsidiary, whose total assets and total revenues excluded from our management’s assessment represent 2% and 3%, respectively, of our consolidated financial statement amounts as of and for the year ended December 31, 2017.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2017 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for 2016 and 2017:

	2016	2017
Audit Fees(1)	3,640,533	3,143,948
Audit Related Fees(2)	76,819	891,381
Tax Fees(3)	23,000	23,000
All Other Fees(4)	1,800	1,800

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2016 and 2017, the audit refers to financial audit.

(2)         “Audit-related fees” primarily consists of fees related to the issuance of comfort letter in the offering of convertible notes by Weibo in 2017 and other audit-related services.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2016, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017.  The share repurchase program was publicly announced on March 2, 2016.  In 2017, our board of directors approved an extension of share repurchase plan through the end of June 2018. The extension was publicly announced on August 9, 2017. The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2017.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan (US$)
November 2017	121,624	99.17	453,693	461,813,678
December 2017	351,748	101.10	805,441	426,251,376
Total	473,372	100.61	805,441	426,251,376

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

•                  shareholder approval for the issuance of securities when the issuance will result in a change of control of the company under Nasdaq Rule 5635(b);

•                  shareholder approval for share incentive plans under Nasdaq Rule 5635(c); and

•                  shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock under Nasdaq Rule 5635(d).

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

2.4	144A 1.00% Convertible Senior Notes due 2018 (Filed as Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

2.5*	Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee

4.1

Form of Indemnification Agreement between SINA.COM (currently known as Sina Corporation) and each of its officers and directors (Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference)

Exhibit Number	Description
4.2*	Translation of Share Pledge Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs.

4.3*	Translation of Loan Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs.

4.4*	Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs.

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

4.11	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Registrant’s Report on Form S-8 filed on September 3, 2010, and incorporated herein by reference)

4.12	Form of share option agreement for non-employee directors (Filed as Exhibit 4.44 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.13	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.45 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.14	Form of performance restricted share unit agreement (Filed as Exhibit 4.46 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.15	Form of share option agreement for existing service providers (Filed as Exhibit 4.47 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference)

4.16	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.40 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference)

4.17	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.41 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference)

Exhibit Number	Description
4.18

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

4.21	Non-Competition Agreement between Sina Corporation and Weibo Corporation (Filed as Exhibit 4.34 to the Registrant’s Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

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

4.25

Registration Rights Agreement between Sina Corporation and New Wave MMXV Limited dated as of November 6, 2015 (Filed as Exhibit E to the Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 16, 2015, and incorporated herein by reference)

4.26	2015 Share Incentive Plan (Filed as Exhibit 4.39 to the Registrant’s Report on Form 20-F filed on April 28, 2016, and incorporated herein by reference)

4.27

Series A-16 Preferred Share Purchase Agreement between our subsidiary WB Online Investment Limited and Xiaoju Kuaizhi Inc. (Filed as Exhibit 4.22 to Weibo Corporation’s annual report on Form 20-F filed on April 28, 2016, and incorporated herein by reference).

4.28

Equity Commitment Letter dated April 15, 2016, between Sina Corporation and E-House Holdings Ltd. (Filed as Exhibit 7.05 to the amendment no. 6 to Schedule 13D filed jointly by Sina Corporation, Mr. Xin Zhou, Mr. Neil Nanpeng Sheng and other reporting persons on April 15, 2016, and incorporated herein by reference)

4.29

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
4.32

Shareholder Agreement dated August 12, 2016 among E-House Holdings Ltd., Sina Corporation and certain other shareholders of E-House Holdings Ltd. (Filed as Exhibit 7.01 to the Schedule 13D filed by Sina Corporation on August 22, 2016, and incorporated herein by reference)

4.33

Registration Rights Agreement dated March 21, 2017 between Sina Corporation and Leju Holdings Limited (Filed as Exhibit 4.42 to Leju Holdings Limited’s annual report on Form 20-F filed on April 21, 2017, and incorporated herein by reference)

4.34

Subscription Agreement between Sina Corporation and New Wave XXMV Limited dated as of November 6, 2017 (Filed as Exhibit F to the Schedule 13D/A filed jointly by Mr. Charles Chao and New Wave MMXV Limited on November 15, 2017, and incorporated herein by reference)

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
Name: Charles Chao
Title: Chairman of the Board and
Chief Executive Officer

Date: April 26, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sina Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sina Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of  December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it presents restricted cash and cash equivalents in the statement of cash flows in 2017.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Beijing Weiju Future Technology Co. Ltd (“Weiju”) and Wexfin Inc (“Weihui”) from its assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by the Company in a purchase business combination during 2017. We have also excluded Weiju and Weihui from our audit of internal control over financial reporting. Weiju is a consolidated variable interest entity and Weihui is a majority-owned consolidated subsidiary, whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2002.

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and par value)

	As of December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$1,407,625	$1,990,552
Short-term investments	389,440	1,381,991
Restricted cash	241,306	216,151
Accounts receivable, net of allowances for doubtful accounts of $14,068 and $20,214, respectively (including due from related parties of $60,896 and $75,037 as of December 31, 2016 and 2017, respectively, Note 9)	210,328	285,681
Prepaid expenses and other current assets (Note 9)	407,373	228,238
Total current assets	2,656,072	4,102,613
Property and equipment, net (Note 9)	241,680	262,676
Long-term investments, net (Note 4)	1,318,207	1,288,816
Intangible assets, net (Note 6)	1,842	22,811
Goodwill (Note 6)	10,266	81,396
Other assets (Note 9)	56,807	57,082
Total assets	$4,284,874	$5,815,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $556,738 and $671,205 as of December 31, 2016 and 2017, respectively. Note 2):
Accounts payable	$108,381	$130,431
Amount due to customers	241,306	216,151
Accrued expenses and other current liabilities (Note 9)	452,751	446,779
Short-term bank loans	33,152	89,309
Income taxes payable	40,127	102,458
Deferred revenues (including deferred revenue from related parties of $19,186 and $14,666 as of December 31, 2016 and 2017, respectively)	95,566	134,580
Convertible debt (Note 18)	—	153,092
Total current liabilities	971,283	1,272,800
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $3,790 and $6,483 as of December 31, 2016 and 2017, respectively. Note 2):
Convertible debt (Note 18)	153,092	879,983
Deferred revenues from related parties (Note 10)	65,188	54,372
Other long-term liabilities	4,332	8,510
Total long-term liabilities	222,612	942,865
Total liabilities	1,193,895	2,215,665
Commitments and contingencies (Note 19)
Shareholders’ equity:
SINA shareholders’ equity:
Preferred shares: $1.00 par value; 3,750,000 and 3,750,000 shares authorized; nil shares issued and outstanding as of December 31, 2016; 7,150 shares issued and outstanding as of December 31, 2017, respectively (Note 15)	—	7
Ordinary shares: $0.133 par value; 150,000,000 and 150,000,000 shares authorized; 80,543,686 shares issued and 70,937,110 shares outstanding as of December 31, 2016; 81,489,677 shares issued and 71,409,729 shares outstanding as of December 31, 2017, respectively	10,713	10,838
Treasury stock (9,606,576 and 10,079,948 shares as of December 31, 2016 and 2017, respectively, Note 18)	(436,818)	(484,442)
Additional paid-in capital	2,610,173	3,192,073
Accumulated other comprehensive income	60,405	90,696
Retained earnings	435,117	37,670
Total SINA shareholders’ equity	2,679,590	2,846,842
Non-controlling interests (Note 8)	411,389	752,887
Total shareholders’ equity	3,090,979	3,599,729
Total liabilities and shareholders’ equity	$4,284,874	$5,815,394

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2015	2016	2017
Net revenues:
Advertising
Third parties	$505,934	$732,724	$1,131,500
Related parties	237,295	138,463	180,366
	743,229	871,187	1,311,866
Non-advertising (including amortization of deferred revenues related to the license to Leju of $10,435, $10,435 and $10,435 for 2015, 2016 and 2017, respectively)	137,440	159,749	272,018
	880,669	1,030,936	1,583,884
Costs of revenues:
Advertising	280,455	288,044	325,494
Non-advertising	54,925	66,652	88,643
	335,380	354,696	414,137
Gross profit	545,289	676,240	1,169,747
Operating expenses:
Sales and marketing	230,428	247,068	408,856
Product development	209,771	216,228	267,392
General and administrative	92,868	99,474	104,923
Goodwill and acquired intangibles impairment (Note 6)	—	40,194	—
Total operating expenses	533,067	602,964	781,171
Income from operations	12,222	73,276	388,576
Interest and other income, net	22,392	26,213	42,696
Change in fair value of option liability (Note 4)	—	(28,456)	—
Income (loss) from equity method investments, net	218	(11,766)	(16,070)
Realized gain on investments	19,790	289,693	132,007
Investment related impairment	(8,479)	(44,433)	(122,970)
Income before income tax expense	46,143	304,527	424,239
Income tax expense (Note 11)	(10,420)	(27,219)	(74,676)
Net income	35,723	277,308	349,563
Less: Net income attributable to the non-controlling interests	10,045	52,221	192,994
Net income attributable to SINA’s ordinary shareholders	$25,678	$225,087	$156,569
Other comprehensive income (loss)
Available-for-sale investments:
Change in unrealized gain (net of tax of nil, nil, and nil for 2015, 2016 and 2017 respectively)	43,878	11,845	55,575
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2015, 2016 and 2017, respectively)	18,986	92,640	91,182
Net change in unrealized gain (loss), net of tax	24,892	(80,795)	(35,607)
Currency translation adjustments	(37,009)	(72,399)	87,258
Total other comprehensive income (loss)	$(12,117)	$(153,194)	$51,651
Total comprehensive income	23,606	124,114	401,214
Less: Comprehensive income attributable to non-controlling interests	9,531	43,536	214,354
Comprehensive income attributable to SINA’s ordinary shareholders	$14,075	$80,578	$186,860
Basic net income per share	$0.43	$3.20	$2.20
Shares used in computing basic net income per share	60,237	70,301	71,284
Diluted net income per share	$0.40	$3.01	$2.09
Shares used in computing diluted net income per share	60,648	77,511	73,931

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Preferred Shares		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at January 1, 2015	67,605	$8,991	—	$—	(7,571)	$(348,979)	$1,746,293	$216,517	$522,950	$275,498	$2,421,270
Issuance of ordinary shares pursuant to stock plans	510	68	—	—	—	—	1,394	—	—	—	1,462
Issuance of ordinary shares to the chief executive officer (Note 15)	11,000	1,463	—	—	—	—	454,927	—	—	—	456,390
Non-cash stock-based compensation expenses	—	—	—	—	—	—	29,740	—	—	26,399	56,139
Repurchase of ordinary shares (Note 18)	—	—	—	—	(1,704)	(61,714)	—	—	—	—	(61,714)
Deemed distribution to non-controlling shareholders (related to sale of the Weibo Fund by SINA to Weibo)	—	—	—	—	—	—	(8,153)	—	—	8,153	—
Tax payment on SINA’s sale of Weibo share to Alibaba	—	—	—	—	—	—	(27,800)	—	—	—	(27,800)
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	—	—	—	—	—	(808)	(808)
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	15,500	—	—	(7,377)	8,123
Net income	—	—	—	—	—	—	—	—	25,678	10,045	35,723
Unrealized gain on available-for-sale securities (Note 4)	—	—	—	—	—	—	—	24,892	—	—	24,892
Currency translation adjustments	—	—	—	—	—	—	—	(36,495)	—	(514)	(37,009)
Balances at December 31, 2015	79,115	$10,522	—	$—	(9,275)	$(410,693)	$2,211,901	$204,914	$548,628	$311,396	$2,876,668
Issuance of ordinary shares pursuant to stock plans	1,429	191	—	—	—	—	31,667	—	—	—	31,858
Non-cash stock-based compensation expenses	—	—	—	—	—	—	36,926	—	—	36,902	73,828
Repurchase of ordinary shares (Note 18)	—	—	—	—	(332)	(26,125)	—	—	—	—	(26,125)
In-kind distribution of Weibo’s shares (Note 15)	—	—	—	—	—	—	316,650	—	(338,598)	21,948	—
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	—	—	1,093	—	—	5,557	6,650
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	11,936	—	—	(7,950)	3,986
Net income	—	—	—	—	—	—	—	—	225,087	52,221	277,308
Unrealized gain (loss) on available-for-sale securities (Note 4)	—	—	—	—	—	—	—	(82,050)	—	1,255	(80,795)
Currency translation adjustments	—	—	—	—	—	—	—	(62,459)	—	(9,940)	(72,399)
Balances at December 31, 2016	80,544	$10,713	—	$—	(9,607)	$(436,818)	$2,610,173	$60,405	$435,117	$411,389	$3,090,979
Issuance of ordinary shares pursuant to stock plans	946	125	—	—	—	—	808	—	—	—	933
Issuance of preferred shares to New Wave (Note 15)	—	—	7	7	—	—	—	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	43,011	—	—	48,376	91,387
Repurchase of ordinary shares (Note 18)	—	—	—	—	(473)	(47,624)	—	—	—	—	(47,624)
In-kind distribution of Weibo’s shares (Note 15)	—	—	—	—	—	—	522,271	—	(554,016)	31,745	—
Non-controlling interests arising from business acquisitions (Note 5)	—	—	—	—	—	—	—	—	—	43,112	43,112
Sale (Purchase) of subsidiaries’ shares to\from non-controlling interests	—	—	—	—	—	—	(1,868)	—	—	19,382	17,514
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	17,678	—	—	(15,471)	2,207
Net income	—	—	—	—	—	—	—	—	156,569	192,994	349,563
Unrealized loss on available-for-sale securities (Note 4)	—	—	—	—	—	—	—	(35,075)	—	(532)	(35,607)
Currency translation adjustments	—	—	—	—	—	—	—	65,366	—	21,892	87,258
Balances at December 31, 2017	81,490	$10,838	7	$7	(10,080)	$(484,442)	$3,192,073	$90,696	$37,670	$752,887	$3,599,729

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2015	2016	2017
Cash flows from operating activities:
Net income	$35,723	$277,308	$349,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	33,218	26,560	28,642
Amortization of intangible assets	3,564	1,908	4,560
Amortization of convertible debt issuance cost (Note 18)	4,393	4,266	690
Stock-based compensation	56,139	73,828	91,387
Provision for allowance for doubtful accounts	14,933	14,621	8,465
Deferred tax benefits	(3,528)	(5,470)	(3,214)
Loss (Income) from equity method investments, net	(218)	11,766	16,070
Dividends received from equity method investments	16,667	3,103	7,680
Realized gain on investments	(19,790)	(289,693)	(132,007)
Investment related impairment	8,479	44,433	122,970
Goodwill and acquired intangibles impairment (Note 6)	—	40,194	—
Foreign exchange loss	2,191	—	—
Loss (Gain) on disposal of property and equipment	223	57	(178)
Change in fair value of option liability (Note 4)	—	28,456	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	5,012	(12,601)	(61,339)
Prepaid expenses and other current assets	(13,296)	(18,160)	(15,578)
Other assets	3,496	2,554	(1,008)
Accounts payable	5,225	14,329	15,963
Amount due to customers	98,226	100,654	(25,155)
Accrued expenses and other current liabilities	57,430	90,075	113,983
Income taxes payable	(949)	24,913	58,825
Deferred revenues	20,758	10,557	15,973
Others	242	(9)	(2)
Net cash provided by operating activities	328,138	443,649	596,290
Cash flows from investing activities:
Purchases of short-term investments	(1,933,878)	(1,116,340)	(2,140,946)
Maturities of short-term investments	1,434,525	2,153,181	1,166,184
Cash paid for business combination, net of cash acquired (Note 5)	—	—	242
Purchases of property and equipment	(45,466)	(37,688)	(44,907)
Cash paid (including prepayments) on long-term investments	(687,176)	(862,848)	(150,448)
RMB Deposit received from (repaid to) E-House (Note 4)	—	128,153	(135,386)
Consideration received from E-House for share exchange with Leju (Note 4)	—	—	127,600
Repayment from/(Loan to) a third party	(21,000)	—	21,000
Proceeds from disposal/ refund of long-term investments	227,002	680,381	168,486
Others	97	959	228
Net cash provided by (used in) investing activities	(1,025,896)	945,798	(987,947)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	9,284	36,045	3,220
Proceeds from issuance shares to New Wave, a related party (Note 15)	456,390	—	7
Proceeds received from non-controlling interests shareholders	652	127	20,330
Cash paid for purchase of non-controlling interests in subsidiary	(1,460)	(3,273)	(1,844)
Tax payment on SINA’s sale of Weibo share	(27,800)	—	—
Proceeds from issuance of Weibo convertible senior notes, net of issuance cost (Note 18)	—	—	879,293
Redemption of senior convertible notes of SINA (Note 18)	—	(646,908)	—
Repurchase of ordinary shares (Note 18)	(61,714)	(26,125)	(47,624)
Proceeds from short-term bank loans	55,062	103,951	87,560
Repayment of short-term bank loans	(55,062)	(68,113)	(33,733)
Proceeds from third-party loans	21,000	22,485	—
Repayment of third-party loans	—	(21,599)	(20,239)
Net cash provided by (used in) financing activities	396,352	(603,410)	886,970
Effect of exchange rate change on cash, cash equivalents and restricted cash	(18,185)	(41,197)	62,459
Net increase (decrease) in cash and cash equivalents and restricted cash	(319,591)	744,840	557,772
Cash, cash equivalents and restricted cash at the beginning of the year	1,223,682	904,091	1,648,931
Including:
Cash and cash equivalents at the beginning of the year	1,223,682	763,439	1,407,625
Restricted cash at the beginning of the year	—	140,652	241,306
Cash, cash equivalents and restricted cash at the end of the year	$904,091	$1,648,931	$2,206,703
Including:
Cash and cash equivalents at the end of the year	763,439	1,407,625	1,990,552
Restricted cash at the end of the year	140,652	241,306	216,151
Supplemental disclosures:
Cash paid for income taxes	$(14,522)	$(8,210)	$(17,313)
Cash paid for interest, net of amounts capitalized	$(6,949)	$(8,330)	$(1,987)
Non-cash investing and financing activities
Deemed distribution to non-controlling interests from the transfer of Weibo Fund (Note 7)	8,153	—	—
Exchanges of long-term investments in E-House and Leju (Note 4)	—	322,726	—
In-kind distribution of Weibo’s shares (Note 15)	—	338,598	554,016
Unpaid consideration for acquisitions	—	—	5,704
Changes in account payable related to property and equipment addition	$39	$19,923	$(12,369)

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

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company early adopted the amendments in the first quarter of fiscal year 2017 on a basis of using a retrospective method to each period presented. The changes in restricted cash in the consolidated cash flow were $140.7 million, $100.7 million and $(25.2) million for the years ended December 31, 2015, 2016 and 2017, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content, online payment services and mobile value added service (“MVAS”) in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs to allow the transfer of economic benefits from the VIEs to the Company.

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2016 and 2017, the total amount of interest-free loans to these nominee shareholders was $68.9 million and $262.2 million, respectively, and the aggregate accumulated losses of all VIEs were approximately $70.5 million and $34.9 million, respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2016	2017
	(In thousands)
Total assets	$591,695	$1,007,355
Total liabilities	$571,551	$689,459

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Net revenues	$743,535	$893,010	$1,372,419
Net income (loss)	$(14,378)	$(26,627)	$35,649

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Net cash provided by (used in) operating activities	$368,185	$139,225	$(78,813)
Net cash used in investing activities	(177,175)	(152,719)	(70,971)
Net cash provided by financing activities	20,280	37,021	128,730
Net increase (decrease) in cash, cash equivalents and restricted cash	$211,290	$23,527	$(21,054)

As of December 31, 2016 and 2017, the total assets for the consolidated VIEs were $591.7 million and $1,007.4 million, respectively, which mainly comprised of $174.9 million and $187.4 million in cash, cash equivalents and short-term investments, $241.3 million and $216.2 million in restricted cash and the remaining balances include goodwill, intangible assets, accounts receivable, long-term investments and property and equipment. As of December 31, 2016 and 2017, total liabilities for the consolidated VIEs were $571.6 million and $689.5 million, respectively, which mainly included $221.0 million and $327.1 million in accrued expenses and other current liabilities, $241.3 million and $216.2 million in amount due to customers related to SINA Pay, $22.1 million and $29.0 million in income taxes payable, and $72.4 million and $99.0 million in deferred revenues, respectively. The net cash for operating activities changed to outflow in 2017 was mainly due to more technical service fee settled in 2017.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $100.2 million and $336.8 million as of December 31, 2016 and 2017, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2017:

•     Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements, is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, sell online advertising and provide MVAS with its Value-Added Telecommunication Services Operating License via third-party operators in China. The register capital of the ICP Company is $121.7 million.

•     Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), formerly Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements, mainly is responsible for providing online advertising services through SINA News APP and www.sina.cn since April 2017. Before this, Star VI mainly provides MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three nominee shareholders of the Company. The registered capital of the StarVI is $1.2 million.

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

•     Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by four nominee shareholders of the Company. The registered capital of Weimeng is $84.9 million.

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

•     Beijing Weiju Future Technology Co. Ltd. (“Weiju”), a lending related service company, was acquired by the Company in July 2017. The registered capital of Weiju is $3.7 million.

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, Payment Service License and trademarks, patents, copy rights and the domain names.  Recognized revenue-producing assets held by the VIEs include core technology, trademarks, domain names, customer lists relating to game-related services, lending-related service and online payment platform technology, arising from acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, game-related services, Weibo VIP memberships and data licensing, as well as trademarks, are held by the Wholly Foreign Owned Enterprises (“WFOEs”).

The following is a summary of the VIE agreements between our wholly owned subsidiary, Sina.com Technology (China) Co., Ltd. (“STC”), our VIE ICP Company and ICP Company’s shareholders:

Loan Agreements.  STC has granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection into the VIEs. The terms of the loans in general are for 10 years. STC, at its own discretion, has the right to shorten or extend the terms of the loans if necessary. These loans were eliminated with the capital of the VIEs during consolidation.

Share Transfer Agreements. Each shareholder of the ICP Company has granted STC an option to purchase his/her shares in the respective VIEs at a purchase price equal to the amount of capital injection. STC may exercise such option at any time until it has acquired all shares of such VIE, subject to applicable PRC laws. The options will be effective until the earlier of (i) the shareholders of the ICP Company and STC have fully performed their obligations under this agreement, or (ii) the respective shareholders of the ICP Company and STC agree to terminate the share transfer agreement in writing.

Loan Repayment Agreements. Each shareholder of the ICP Company has agreed that the interest-free loans under the loan agreements shall only be repaid through share transfer. Once the share transfers are completed, the purchase price for the share transfer will be offset against the loan repayment. The loan repayment agreements will be effective until the earlier of (i) the shareholders of the ICP Company and STC have fully performed their obligations under the respective agreement, and (ii) the respective shareholders of the ICP Company and STC agree to terminate the share transfer agreement in writing.

Agreements on Authorization to Exercise Shareholder’s Voting Power.  Each shareholder of the ICP Company has authorized STC to exercise all of his/her voting power as a shareholder of the ICP Company. The authorizations are irrevocable and will not expire until the ICP Company dissolves. Modification, supplement or adjustment of the terms may only be made with the consents from STC.

Share Pledge Agreements.  Each shareholder of the ICP Company has pledged all of his/her shares in ICP Company and all other rights relevant to the share rights to STC, as a collateral security for his/her obligations to pay off all debts to STC under the loan agreement and for the payment obligations of the ICP Company under the trademark license agreement and the technical services agreement. In the event of default of any payment obligations, STC will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through a sale or auction. During the term of each agreement, STC is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the three-year anniversary of the due date of the last guaranteed debt, (ii) the ICP Company and its shareholders have fully performed their obligations under the above-referred agreements, or (iii) STC has unilaterally consented to terminate the respective share pledge agreement.

Exclusive Technical Services Agreements.  Each of the ICP Company below has entered into an exclusive technical services agreement with STC pursuant to which STC is engaged to provide certain technical services to the ICP Company. The exclusive technical services agreement can only be prematurely terminated by STC and will not expire until the ICP Company dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies.

Particularly, the ICP Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC.

Exclusive Sales Agency Agreements.  The ICP Company has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the ICP Company. These exclusive sale agency agreements will not expire until the ICP Company dissolve.  The Exclusive Sales Agency Agreements enable us to collect sales agency fees from the ICP Company if we decide to do so.

Trademark License Agreements.  STC has granted the ICP Company trademark licenses to use the trademarks held by STC, in specific areas, and the ICP Company is obligated to pay license fees to STC. The terms of these agreements are for one year and are automatically renewed provided that there is no objection from STC. In addition, only STC terminate its trade license agreement prematurely.

(i) STC, our VIE IAD Company and IAD Company’s shareholders, (ii) our subsidiary Starshining Mobile Technology (China)  Ltd. (“Star Shining”), our VIE StarVI and StarVI’s shareholders, and (iii) our subsidiary Weibo Internet Technology (China)  Ltd. (“Weibo Technology”), our VIE Weimeng and Weimeng’s shareholders have also entered in to VIE agreements in substantially the same form as described above, except for the below specific services provided under the exclusive technical services agreement.

The IAD Company has engaged to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. Pursuant to changes in applicable PRC laws in 2008, SINA established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

StarVI has engaged Star Shining to provide technical services for its Internet information service, and Star Shining  has the sole right to appoint any company or companies at its discretion to perform such technical services.

Weimeng has engaged Weibo Technology to provide technical services for its online advertising and other related businesses.

The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $352.6 million, $467.6 million, and $784.8 million, respectively, for the fiscal years ended December 31, 2015, 2016 and 2017, respectively.

The Company believes that the contractual arrangements among its subsidiaries, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs as a result of the aforementioned risks and uncertainties is remote.

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

The carrying amount of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities approximates fair value. The Company utilized the Binominal option pricing model to determine the fair value of the option liability. The option liability were measured using significant unobservable input (level 3) and required an assessment of the probability weight for each exercise scenario.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. Additionally, the Company takes into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which the Company holds equity interests and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances. The dilutive impact from equity interests mainly include long-term investments accounted for using the equity method, the consolidated subsidiaries, such as Weibo.

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

Short-term bank loans

Short-term bank loans as of December 31, 2016 and 2017 amounted to $33.2 million and $89.3 million, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The interest rate for the outstanding borrowings for 2016 and 2017 was ranged from approximately 3.6% and 4.6% per annum, respectively.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.  US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When the Company performs the quantitative impairment test, the Company firstly determines whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the Company performs the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination.  Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Long-lived assets

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from one to ten years. The amortization of intangible assets was $3.6 million, $1.9 million and $4.6 million for 2015, 2016 and 2017, respectively.

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

Depreciation expenses were $33.2 million, $26.6 million and $28.6 million for 2015, 2016 and 2017, respectively.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as prepayment for office building in other assets. Prepayment for office building is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. The impairment charges of intangible assets arising from acquisitions for the years ended December 31, 2015, 2016 and 2017 was nil, $3.5 million and nil, respectively (Note 6).

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

The Company invests in marketable equity securities to meet business objectives and intends to hold the securities for more than a year from the balance sheet date. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities under long-term investments. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income (loss) in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged to the consolidated statements of comprehensive income (loss). The fair value of the investment would then become the new cost basis of the investment and are not adjusted for subsequent recoveries in fair value.

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

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

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

Portal non-advertising services

Online payment services

The Company provides online payment service for Internet merchants and earns transaction fees from fund transfer transactions. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments) for funds they receive.

Loan facilitation services

The Company provides lending related services through which the Company matches lender to borrowers and facilitates the execution of loan agreements between the lenders and the borrowers, with the term of loan generally within three months. The Company is obligated to recommend borrowers to the lender from certain mobile platform and to provide a credit assessment on the potential borrower to the lender to facilitate the lender in making its own investment decision. In light of the above, the Company determined that the Company is not the legal lender and do not record loans receivable and payable arising from the loan.  The Company earns loan facilitation servicing fees from the borrowers base on an agreed fixed percentage of loan amount. The Company also provides guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders. The Company determined that the financial guarantee was within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 605-25. The value of guarantee liability was estimated with the consideration of discounting expected future payouts, net expected collection rates and a discount rate for time value.  The revenue from loan matching service is recognized when its obligation is completed, which is generally at the loan inception date. Subsequent to the inception of the loan, the guarantee liability initially recognized would be reassessed in each period end of financial statements as the Company is released from risk under the guarantee either through expiry or cash out. Upon the occurrence of any triggering event or condition under the guarantee, the Company obtain the recourse rights from the lender to recover the amounts paid under the guarantee.

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

Weibo value added services

Weibo fee-based services allow the Company’s users to subscribe to services on its websites or platform, mainly including game-related service, Weibo VIP membership, and data licensing. Revenues from these services are recognized over the periods in which the services are performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

Game related services

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

The Company has determined that the game developers are the primary obligors for the web game services, based on whether the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games that the Company is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Company’s primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual items are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

Weibo VIP membership

Weibo VIP membership is a service package consisting of user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Data license

The Company offers data licensing arrangements that allow its customers to access search and analyze historical and real-time data on its platform. The data licensing arrangement is for a fixed period, typically one year, and such revenue is recognized ratably over the contract period.

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

Cost of revenues

Advertising. Cost of advertising revenues consists mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, payroll-related expenses, turnover taxes and surcharges and equipment depreciation associated with the website production.

Non-advertising. Costs of non-advertising revenues mainly consist of fees or royalties paid to third-party content and service providers, costs for providing the enterprise services, turnover taxes and surcharges levied on non-advertising revenues in China and employee related cost for non-advertising business.

The Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. With the implementation of the Pilot Program for Imposition of Value-Added Tax (“VAT”) to Replace Business Tax (“Pilot Program”), the Company is subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of its advertising revenues. For other non-advertising revenues, the Company is subject to 6.7% VAT and surcharges after switching over to the VAT. The total amount of such taxes for 2015, 2016 and 2017 were $73.8 million, $88.1 million and $138.3 million, respectively.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company expenses all such direct marketing expenses. Advertising expenses for 2015, 2016 and 2017 were $111.6 million, $123.4 million and $268.3 million, respectively.

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

For service-based restricted stock awards and performance-based restricted stock awards, the Company recognizes the compensation expense only when it is probable that those awards expected to meet the performance and service vesting condition on a straight-line basis over the requisite service period.

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

Foreign currency transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other income, net.

Foreign currency translation adjustments to the Company’s comprehensive income were losses of $37.0 million and $72.4 million for 2015 and 2016, respectively, and an income of $87.3 million for 2017. The Company recorded net foreign currency transaction losses of $4.7 million and $2.0 million in 2015 and 2017, respectively, and a net income of $0.3 million in 2016, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), net change in unrealized gains (losses) on marketable securities classified as available-for-sale (net of tax), foreign currency translation adjustments, and share of change in other comprehensive income of equity investments one quarter in arrears.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.  The Company will adopt new revenue guidance in the fiscal year of 2018. The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company currently anticipates adopting the standard using the modified retrospective method, which means that revenues for 2016 and 2017 will be reported on a historical basis and revenues for 2018 will be reported on the new basis. The Company has substantially completed our assessments related to the standard. The main impact will be a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. In aggregate, the Company does not expect the new revenue standard will have a material impact in net income level. The Company expects the cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard to be immaterial.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which intended to improve the recognition and measurement of financial instruments. This guidance will be effective for the Company beginning the first quarter of fiscal year 2018.  The Company would apply this update by a cumulative-effect adjustment to the retained earnings as of the beginning of the fiscal year of adoption. After the adoption of this new accounting update in the first quarter of 2018, the Company will measure long-term investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative effects of initially applying the guidance were mainly arising from the reclassification of unrealized gain of $38.7 million on available-for-sale securities from accumulated other comprehensive income to retained earnings at the date of initially applying the guidance.

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

In May 2017, the FASB amend the scope of modification accounting for share-based compensation arrangements. Under this update, an entity would not apply modification accounting if the fair value, vesting conditions and classification of the awards are the same immediately before and after the modification. The update will be effective beginning the first quarter of fiscal year 2018. Early adoption is permitted. This update will be applied prospectively to awards modified on or after the effective date or the adoption date, if the update is early adopted. No significant impact on the consolidated financial statements from the amendments is expected.

3. Cash, Cash Equivalents, Restricted Cash and Short-term Investments

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2016	2017
	(In thousands)
Cash and cash equivalents:
Cash	$1,234,547	$1,766,927
Cash equivalents:
Bank time deposits (matured within 3 months)	81,906	24,966
Money market funds	91,172	198,659
	173,078	223,625
	1,407,625	1,990,552
Restricted cash	241,306	216,151
Total cash, cash equivalents and restricted cash	1,648,931	2,206,703

Short-term investments:
Bank time deposits	389,440	1,381,991

The carrying amounts of cash, cash equivalents, restricted cash and short-term investments approximate fair values. Interest income for the years ended December 31, 2015, 2016 and 2017 were $38.7 million, $38.0 million and $43.2 million, respectively. The maturity dates of the bank time deposits are within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

	Cost	Equity Method			Available for
	Method	(E-House)	(Leju)	(Others)	Sale Securities	Total
	(In thousands)
Balance at January1, 2015	$263,202	$226,640	$—	$107,697	$262,464	$860,003
New investments	317,817	—	4,453	41,954	64,566	428,790
Income (loss) from investments	—	1,873	245	(1,900)	—	218
Investment impairment	(6,609)	—	—	—	—	(6,609)
Unrealized gain, net	—	—	—	—	24,892	24,892
Disposal\dilution of investments	(5,416)	(4,453)	—	(7,566)	(48,213)	(65,648)
Changes from cost method to available-for-sale securities	(7,788)	—	—	—	7,788	—
Dividend received	—	(10,259)	(293)	(6,115)	—	(16,667)
Others*	(6,285)	(3,340)	(61)	(2,653)	—	(12,339)
Balance at December 31, 2015	$554,921	$210,461	$4,344	$131,417	$311,497	$1,212,640
New investments	331,949	139,953	195,126	56,160	52,449	775,637
Income (loss) from investments	—	(3,760)	308	(8,314)	—	(11,766)
Investment impairment	(29,032)	—	—	(2,455)	(4,822)	(36,309)
Unrealized loss, net	—	—	—	—	(80,795)	(80,795)
Disposal\dilution of investments	(67,658)	(341,052)	—	10,902	(124,040)	(521,848)
Dividend received	—	—	—	(3,103)	—	(3,103)
Others*	(7,889)	(5,602)	(116)	(2,642)	—	(16,249)
Balance at December 31, 2016	$782,291	$—	$199,662	$181,965	$154,289	$1,318,207
New investments	132,079	—	—	26,204	10,000	168,283
Income (loss) from investments	—	—	(30,796)	14,726	—	(16,070)
Investment impairment	(6,513)	—	(113,103)	(1,207)	(1,275)	(122,098)
Unrealized loss, net	—	—	—	—	(35,607)	(35,607)
Disposal\dilution\refund of investments	(10,410)	—	—	19,112	(22,248)	(13,546)
Changes from cost method to consolidation (Note 5)	(29,071)	—	—	—	—	(29,071)
Changes from cost method to equity method	(19,121)	—	—	19,121	—	—
Changes from cost method to available-for-sale securities	(2,213)	—	—	—	2,213	—
Dividend received\entitled	—	—	—	(7,829)	—	(7,829)
Others*	19,571	—	1,646	5,330	—	26,547
Balance at December 31, 2017	$866,613	$—	$57,409	$257,422	$107,372	$1,288,816

*Others mainly represents the impacts from foreign exchange change.

Cost Method

As of December 31, 2017, investments accounted for under the cost method were $866.6 million. Investments were accounted for under the cost method if the Company had no significant influence or if the underlying shares were not considered in substance ordinary shares and had no readily determinable fair value. In 2015, the Company invested in preference shares of Didi and Kuaidi Taxi, an online transportation network company, through their holding company, Xiaoju Kuaizhi Inc. with a total consideration of $142.0 million. In 2015 and 2016, the Company also invested in preference shares of another private company, which primarily focus on developing social applications, with a total consideration of $70 million and $120 million respectively. The Company accounted for these investments under cost method investment in accordance with ASC325 because the preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value.  Other cost method investments made in 2015, 2016 and 2017 were individually immaterial. In 2016, the Company disposed of a series of investments under cost method, and recognized the aggregated gains of $159.5 million. All the proceeds of $183.1 million from disposing these cost method investments were received by the Company as of December 31, 2016. No significant amount of disposal gains was realized from the investments under cost method in 2017.

Equity Method

As of December 31, 2017, investments accounted for under the equity method totaled $314.8 million, which included a $57.4 million investment in Leju Holdings Limited (“Leju”) and a $98.1million investment in Tian Ge Interactive Holding Limited (“Tian Ge”). Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered as in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had significant influence over were also accounted for using the equity method.

On December 3, 2014, E-House announced a spin off plan for a portion of its share of Leju, to distribute 7,103,946 ordinary shares of Leju (“Leju Shares”) on a pro rata basis, or 0.05 Leju Shares for each outstanding ordinary share of E-House. Among these 7,103,946 Leju Shares to be distributed, a total of 3,878,324 Leju Shares will be distributed in the form of 3,878,324 Leju ADSs (on the 1:1 conversion ratio between ADS and ordinary share) to holders of E-House ADSs. After the spin off, E-House would continue to control Leju. As a result, the Company received a total of 1,466,687 ordinary shares of Leju (“Leju Dividend Shares”), representing approximately 1% equity interest of Leju, as of January 15, 2015, the distribution date. The Company accounts for the 1% equity interest of Leju under the equity method of accounting as it can exercise significant influence over Leju through E-House. The Company received cash dividends amounting to $5.9 million and $4.4 million in January and May, 2015 from E-House, represented the dividend of $0.2 per ordinary share and $0.15 per ordinary share, respectively.

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

On December 30, 2016, Parent exercised such option right and repurchased 49,764,809 of its ordinary shares from the Company, for the aggregate consideration comprised of 40,651,187 shares of Leju with a fair value of $195.1 million and approximately $127.6 million in cash. As a result, together with Leju Dividend Shares received in 2014 by the Company, on December 31, 2016, the Company totally held 42,117,874 Leju shares with a fair value of $202.2 million, which represented 31.1% of Leju’s then total outstanding shares, and ceased to hold any beneficial ownership in Parent. The Company used equity method to account for the investment in Leju. During 2017, the U.S. dollar cash consideration was received from Parent, and an equivalent RMB deposit received in 2016 to ensure the later payment of cash consideration in U.S. dollar was repaid to the Parent.  As a result of the share exchange, the Company recognized a one-time gain of $4.6 million, which was the difference between all the considerations received and the carrying value of the investment in E-House on the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for E-House as other comprehensive loss. Earnings/(loss) from Parent for the period from October 1, 2016 to December 30, 2016 has been included in the disposal gain of $4.6 million from this transaction. For the year ended December 31, 2016, a loss of $28.5 million was recognized as fair value change in option liability when marked to market in the Company’s consolidated statements of comprehensive income. In 2017, the Company recorded $30.8 million of loss pick up and a $113.1 million of other- than-temporary impairment loss on its investments in Leju considering that the continuous strict government policy in real estate industry in China and severity of the decline of Leju’s stock price after the investment. The closing price of Leju as of December 31, 2017 was $1.44 per ADS/share, higher than its carrying amount per share (approximately $1.36). The aggregate market value of the Company’s investment in Leju is approximately $60.6 million.

On July 9, 2014, Tian Ge, an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). Immediately after Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge.  The Company received cash dividends amounting to $2.3 million, 2.3 million and 2.7 million from Tian Ge in 2015, 2016 and 2017, respectively. The closing price of Tian Ge as of December 31, 2017 is HK$6.16 (equivalent to $0.79) per ADS/share. The aggregate market value of the Company’s investment in Tian Ge is approximately $236.5 million.

None of the Company’s equity investments meets the SEC’s definition of a significant subsidiary for the years ended December 31, 2015, 2016 and 2017. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X.

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Operating data:
Revenue	$1,139,303	$1,884,793	$626,402
Gross profit	$777,323	$1,385,828	$470,681
Income (loss) from operations	$17,866	$(21,238)	$(128,034)
Net income (loss)	$1,772	$(57,894)	$(34,455)
Net income (loss) attributable to our equity method investments companies	$17,859	$(27,895)	$(33,053)

	As of December 31,
	2016	2017
	(In thousands)
Balance sheet data:
Current assets	$858,996	$918,942
Long-term assets	$606,819	$733,487
Current liabilities	$206,928	$257,650
Long-term liabilities	$29,406	$24,875
Non-controlling interests	$3,320	$(1,445)

The investment in Leju was accounted for using the equity method with the cost allocated as follows:

	As of December 31,
	2016	2017
	(In thousands)

Carrying value of investment in Leju	$199,662	$57,409
Proportionate share of Leju’s net tangible and intangible assets **	114,900	80,753
Carrying value of investment less proportionate share of Leju’s net tangible and intangible assets	$84,762	$(23,344)

The difference above has been primarily assigned to:
Goodwill and amortizable intangible assets **	$90,175	$(23,344)
Deferred tax liabilities	(5,413)	—
	$84,762	$(23,344)

Cumulative gain (loss) in equity interest	$553	$(30,243)

** The weighted average remaining life of the intangible assets recorded in Leju’s financial statements was 6 years, and the intangible assets not included in Leju’s financial statements was fully impaired in the end of June 2017. The negative basis difference mainly arising from intangible assets is being amortized over 6 years, the weighted average remaining lives of primary assets.

The Company performs the impairment assessment of its investments under the cost method and equity method whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. In the years ended December 31, 2015, 2016 and 2017, the Company recorded $6.6 million, $29.0 million and $6.5 million of impairment charges to the carrying value of its investments under the cost method, respectively. In the years ended December 31, 2015 and 2016, the Company recorded nil and $2.5 million of impairment charges to the carrying value of its investments under equity method as a result of the operation metrics were not performing to the expectations. In the second quarter of 2017, the Company conducted an impairment assessment on its investment in Leju considering a) the continuous restrict government policy in real estate industry in China, b) severity of the decline of Leju’s stock price after the investment and c) Leju’s financial condition, operating performance and its prospects, and concluded the decline in fair value of Leju investment was other-than-temporary. Accordingly, the Company recorded a charge of $113.1million to write down the carrying value of its investment in Leju to its fair value, based on quoted closing price of $1.84 per ADS for Leju.

Available-for-Sale Securities

The following table shows the carrying amount and fair value of marketable securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)

Youku Tudou	$68,028	$32,951	$—	$100,979
Alibaba	18,997	92,982	—	111,979
Jupai	17,788	14,121	—	31,909
Others	51,571	17,324	(2,265)	66,630
December 31, 2015	$156,384	$157,378	$(2,265)	$311,497

Alibaba	$12,248	$65,757	$—	$78,005
Jupai	23,068	8,576	—	31,644
Others	44,656	807	(823)	44,640
December 31, 2016	$79,972	$75,140	$(823)	$154,289

Jupai	23,068	44,107	—	67,175
Others	45,594	10,163	(15,560)	40,197
December 31, 2017	$68,662	$54,270	$(15,560)	$107,372

Investments in marketable securities are held as available-for-sale and reported at fair value, which totaled $154.3 million and $107.4 million as of December 31, 2016 and 2017, respectively.

The Company invested Alibaba through Yunfeng Funds with a total cost of $50.0 million in October 2011. On September 19, 2014, Alibaba completed its listing on the New York Stock Exchange (“Alibaba IPO”). The Company sold part of shares held, had total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. In 2016 and 2017, the Company disposed the remaining investments in Alibaba and recognized a gain of $44.2 million and $92.3 million, respectively.

In 2015, the Company disposed part of shares in Youku Tudou with a disposal gain of $18.9 million. With the accomplishment of its privatization, the Company recognized a gain of $34.5 million in 2016.

The Company invested Jupai Holding Limited (“JP”) with a total cost of $7.8 million under cost method since 2014. In July 2015, JP completed its listing on the New York Stock Exchange (“JP IPO”). In 2015 and 2016, the Company further invested $10.0 million and $5.3 million in JP, respectively.

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. Changes in market conditions and other facts and circumstances may change the business prospects of these issuers, the assessment, which included the business and financial outlook, the financial condition, as well as the severity and duration of the drop in share price compared to the carrying value, that these investments are not other-than-temporarily impaired, as well as the ability and current intent to hold these securities until the prices recover. As of December 31, 2017, the aggregate fair value of investments in market securities with unrealized losses was $25.8 million. These investments have been in a continuous unrealized loss position for less than one year as of December 31, 2017. For the years ended December 31, 2015, 2016 and 2017, the impairment charges of available-for-sale investments were nil, $4.8 million and $1.3 million, respectively.

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

Weihui

Prior to 2017, the Company held 45% equity interest of Weihui, primarily engages in providing technology service for financial service platforms, including design and develop online platform, payment system integration, etc. Pursuant to the investment agreement, the Company had contingent redemption right on its investment in Weihui, so the interest held by the Company did not meet the definition of “in-substance common shares” under ASC 323-10-15. Due to there was no readily determinable fair value for the Company’s investment in Weihui, it was accounted for an investment under the cost method prior to 2017. The carrying amount of the investment in Weihui prior to the acquisition was $29.1 million

In April 2017, the Company entered into a new share purchase agreement and purchased additional 10% equity interest of Weihui with consideration of $12.2 million and obtained control, holding aggregate 55% of Weihui’s equity interest with contingent redemption rights upon the completion of the transaction.  In accordance with ASC805 accounting for step-up acquisition, the Company’s previously held 45% equity interest was re-measured to fair value at the acquisition date, which was valued with the assistance of an independent valuation firm and a re-measurement gain of $6.0 million was recognized. The Company began to consolidate Weihui’s financial statements from April 2017 and the remaining 45% of its common shares without any preference right was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $15.9 million valued by the excess earnings method, customer relationships of $3.8 million, which have an estimated useful life of five years. Consideration for Weihui was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Consideration	$12,222
Fair value of previously held 45% equity interest	35,119
Non-controlling interests	24,707
Total	72,048

Cash and cash equivalents	12,078
Other tangible assets	1,602
Identifiable intangible assets acquired	19,748
Liabilities assumed	(2,687)
Goodwill	41,307
Total	$72,048

Weiju

In July 2017, the Company acquired 60% equity interest of Weiju, which primarily provides online loan facilitation services to the borrowers, with total consideration of $36.4 million, including $5.5 million paid to selling shareholders and $30.9 million paid to Weiju for its newly issued shares.  Total consideration was paid by the Company in March 2018. The Company began to consolidate Weiju’s financial statements from July 2017 and the remaining 40% equity interest of Weiju was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $5.3 million, which have an estimated useful life of five years. The Company has engaged an independent valuer to assist management in assessing the enterprise value of Weiju and preparing the purchase price allocation as follows:

As of acquisition date
(In thousands)
Consideration	$36,405
Non-controlling interests	18,405
Total	54,810

Tangible assets	27,423
Identifiable intangible assets acquired	5,278
Liabilities assumed	(1,319)
Goodwill	23,428
Total	$54,810

The acquisitions above did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.  In 2017, no other significant acquisition has material impact on the Company’s consolidated financial statements. No acquisition incurred in 2015 and 2016.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1, 2015	39,826	11,652	—	51,478
Foreign exchange impact	1,919	(535)	—	1,384
Balance as of December 31, 2015	41,745	11,117	—	52,862
Impairment provided in 2016	(36,726)	—	—	(36,726)
Foreign exchange impact	(5,019)	(851)	—	(5,870)
Balance as of December 31, 2016	$—	$10,266	$—	$10,266
New acquisitions (Note 5)	—	2,318	64,735	67,053
Foreign exchange impact	—	836	3,241	4,077
Balance as of December 31, 2017	$—	$13,420	$67,976	$81,396

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company’s goodwill as of December 31, 2016 and 2017 was $10.3 million and $81.4 million respectively. No new acquisition incurred in 2016, and the fluctuation in its balance in 2017 mainly resulted from the new acquired businesses (see Note 5).

In 2016, the Company witnessed a decrease trend in revenue under portal segment, which was mainly caused by an increasingly competitive online advertising market landscape which led to a shift of advertising budget of brand advertisers, the largest customer segment in terms of revenue contribution for portal advertising business, from portal to APPs. As of December 31, 2016, the Company performed a quantitative analysis for the reporting unit under portal advertising business, with the assistance of an independent third party valuer to determine the fair value of reporting units and the implied fair value of their goodwill. Based on the assessment, the Company provided a full impairment charges of $36.7 million for the goodwill arising from the acquisitions made under portal advertising segment as of December 31, 2016.

In addition, as to the reporting unit under Weibo, the Company also performed a quantitative analysis on it considering the fact of under expectation performance and decreased revenue in 2016. The Company estimated the fair value by using the income approach or market approach. The income approach considered a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and require the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business. Based on the assessment, the Company concluded that no impairment existed for the reporting unit under Weibo as its fair value of reporting unit was over its carrying amount.

As of December 31, 2017, the Company performed a qualitative analysis, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from newly acquired businesses and Weibo business, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2017.

Intangible assets

The following table summarizes the Company’s intangible assets:

	As of December 31, 2016				As of December 31, 2017
	Cost	Accumulated Amortization	Accumulated Impairment	Net	Cost	Accumulated Amortization	Accumulated Impairment	Net
	(In thousands)				(In thousands)
Technology*	$15,698	$(14,196)	(1,243)	$259	$36,859	$(17,274)	(1,243)	$18,342
Software*	1,861	(1,861)	—	—	1,861	(1,861)	—	—
Games*	1,688	(979)	—	709	1,688	(1,308)	—	380
Other*	7,899	(4,800)	(2,225)	874	12,090	(5,776)	(2,225)	4,089
Total	$27,146	$(21,836)	(3,468)	$1,842	$52,498	$(26,219)	$(3,468)	$22,811

* Intangible assets are amortized over the estimated useful lives ranging from one to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2015, 2016 and 2017 was $3.6 million, $1.9 million and $4.6 million, respectively. In 2016, the Company recognized $3.5 million impairment loss of acquired intangible assets, which is related to the All Sure business acquired in 2013, as a result of the Company’s management’s assessment that the impairment existed based on its conclusion that All Sure was unable to provide expected synergies with the portal business. The impaired intangible assets consisted primarily of core technology, trademark and domain names. No impairment on acquired intangible assets was made for the year ended December 31, 2015 and 2017. As of December 31, 2017, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2018	$5,728
2019	5,095
2020	5,092
2021	5,009
2022 and thereafter	1,322
Total expected amortization expense**	$22,246

** The table above excludes indefinite lived intangible assets of $0.6 million.

7. Investment in Weibo

In April 2014, Weibo completed an initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Alibaba Group. Prior to the completion of the IPO, a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba”) invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of Weibo, representing an ownership interest of 18% on a fully diluted basis.  With the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. Concurrently with the IPO, Alibaba Group further acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from the Company.  Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Share Ownership

As of December 31, 2017, the share ownership of Weibo was as follows:

Shareholder Name	Shares Type	Ownership Percentage	Voting Power*
SINA	Class B Ordinary shares	45.7%	71.6%
Alibaba	Class A Ordinary shares	30.5%	15.9%
Others	Class A Ordinary shares	23.8%	12.5%
Total		100.0%	100.0%

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

* Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share.

Strategic Alliance

On April 29, 2013, affiliated entities of the Company, including a PRC subsidiary of Weibo, formed a strategic alliance with affiliated entities of Alibaba, a related party, to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. The strategic alliance generated approximately $381 million in advertising and marketing revenues in aggregate for us from 2013 to 2015. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016.  For the year ended December 31 2015, the Company recorded $186.0 million in advertising and marketing revenues from Alibaba under the strategic agreement, which included $137.4 million recognized by Weibo for 2015.  The Company recorded $82.0 million and $91.6 million in advertising and marketing revenues from Alibaba in 2016 and 2017. These amounts are included in related party revenue due to Alibaba’s significant ownership interest in Weibo.

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

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31, 2016	As of December 31, 2017
	(In thousands)
Weibo	$394,303	$666,141
Others	17,086	86,746
Total	$411,389	$752,887

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. The increase in non-controlling interests related to Weibo both for 2016 and 2017 was mainly resulted from a) the pick-up of Weibo’s results of operations and changes in equity attributable to non-controlling shareholders (Note 7 — Investment in Weibo),  and b) the declaration of in-kind dividend to SINA’s shareholders, which resulted in an increase of non-controlling interests based on the change in equity interest held by the Company in Weibo as of the declaration date (Note 15 —Shareholders’ Equity—In-kind Distribution). The increase in other non-controlling interests was mainly resulted from a) new acquisitions in 2017 as noted in Note 5 and b) proceeds received from non-controlling interests shareholders arising from setting up a partially owned subsidiary in 2017.

9. Other Balance Sheet Components

	As of December 31,
	2015	2016	2017
	(In thousands)
Accounts receivable, net:
Accounts receivable		$224,396	$305,895
Allowance for doubtful accounts:
Balance at the beginning of year	$(22,761)	(14,980)	(14,068)
Additional provision charged to expenses	(14,933)	(14,621)	(8,465)
Write-off	22,714	15,533	2,319
Balance at the end of year	$(14,980)	$(14,068)	$(20,214)
		$210,328	$285,681
Prepaid expenses and other current assets:
Prepayments and loan to investees[1]		$115,860	$62,172
Secured loan to a founder of a related party[2]		100,000	80,000
Consideration receivables from disposing of the investment in E-House (Note 4)		127,600	—
Rental and other operation deposits		18,975	30,191
Amounts deposited by Weibo users[3]		21,203	25,277
Content fees and revenue share		7,124	12,013
Advertising and marketing fees		3,802	2,926
Others		12,809	15,659
		$407,373	$228,238
Property and equipment, net:
Office building		$195,053	$208,731
Office building related facilities		3,276	3,499
Computers and equipment		185,816	214,644
Leasehold improvements		10,602	14,258
Furniture and fixtures		9,982	11,355
Other		2,292	2,473
		407,021	454,960
Less: Accumulated depreciation		(165,341)	(192,284)
		$241,680	$262,676

Other assets:
Loan to investees	4,320	—
Investment related deposits	38,855	38,897
Deferred tax assets	12,587	16,158
Others	1,045	2,027
	$56,807	$57,082

Accrued expenses and other current liabilities:
RMB deposit received from E-House (Note 4)	$128,153	$—
Accrued sales rebates	72,941	104,117
Accrued payroll related expenses (including sales commission)	88,629	141,129
Advertising and marketing expenses	49,908	88,614
Guarantee liabilities[4]	—	10,143
Deposit from an investee	19,608	—
Loan from a third party[5]	19,896	—
Turnover tax	20,013	32,367
Amounts due to Weibo users [3]	21,203	25,277
Employee reimbursement	7,459	8,055
Professional fee	6,528	9,253
Unpaid consideration for acquisitions	—	5,704
Others	18,413	22,120
	$452,751	$446,779

1  Prepayment and loan balance to investees as of December 31, 2016 and 2017 were individually immaterial.

2  The Company issued a one-year loan of $100 million to a founder of a related party in August 2016 with an annual interest rate of 5%. $20 million was repaid as of December 31, 2017 and the remaining were extended to August 2018 with an annual interest rate of 7.5%.

3  Weibo wallet enables Weibo users to conduct hobby-oriented activities on Weibo, such as handing out “red envelops” and coupons to users. Weibo wallet also enables users to purchase different types of products and services on Weibo, including those offered by the Company, such as marketing services and VIP membership, and those offered by the Company’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. The amounts deposited by users primarily represent the receivables temporarily held on account for Weibo wallet users through a third party online payment platform. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

4  From the acquisition date of Weiju to the end of fiscal year in 2017, the total amount paid by Weiju under the guarantee as a result of defaults by the borrowers was $13.2 million.

5  In 2015, the Company issued a $21 million two-year’s loan dominated in US$ with 3% annual interest rate to Company A, which was secured by a loan from a related party of Company A with the similar terms and equivalent RMB amount.  As of December 31, 2017, the relevant loan to Company A and equivalent RMB deposit had been settled.

10. Related Party Transactions

Service provided to related parties

The amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) were entered into with Leju, a subsidiary of E-House, and such amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under the straight-line method until 2024.  For the years ended December 31, 2015, 2016 and 2017, the Company recorded $10.4 million revenue from License Agreements from such deferred revenue account, respectively. As of December 31, 2016 and 2017, the total amount of deferred revenue from Leju was $75.0 million and $64.5 million, respectively, which includes $64.5 million and $54.1 million of non-current portion of deferred revenue, respectively.

Based on the amended and restated advertising agency agreements with Leju, agency fees and advertising revenue earned from Leju for 2015, 2016 and 2017, generated from the sales of advertising through SINA were amounting to $4.9 million, $9.3 million and $16.1 million, respectively. As of December 31, 2016 and 2017, receivables due from Leju were $1.4 million and $1.5 million, respectively.

On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. For 2015, the Company recognized a total of $186.0 million in advertising and marketing services revenue from Alibaba under the strategic alliance. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016 and recorded $82.0 million and $91.6 million in advertising and marketing revenues from Alibaba in 2016 and 2017. As of December 31, 2016 and 2017, the Company had an amount due from Alibaba of $26.2 million and $43.7 million, respectively.

Revenues from related parties, excluding those from Leju and Alibaba, represented approximately 3.9%, 4.6% and 5.9% of net total revenues for 2015, 2016 and 2017, respectively.  As of December 31, 2016 and 2017, the Company had accounts receivable due from related parties other than Leju and Alibaba of $33.3 million and $29.8 million, which represented approximately 15.8% and 10.4% of total net accounts receivable, respectively.

Service purchased from related parties

Transactions with related parties included in cost and operating expenses represented 2.5%, 4.4%, and 4.4% of total cost and operating expenses for 2015, 2016 and 2017, respectively.

One of the Company’s subsidiaries entered into an agreement with BroadVision Inc. (“BroadVision”) whose Chairman, Chief Executive Officer and President Pehong Chen is a director of SINA in the presented periods and resigned in January 2016. Therefore, BroadVision is no longer a related party of the Company since 2016. Under this agreement, BroadVision provides HR information management hosting service, including software subscription, system upgrade and technical support. For 2015, services fees to BroadVision are approximately $175,000.

The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

Shares Issuance to Management

On November 6, 2015, the Company completed an issuance of 11,000,000 ordinary shares to New Wave MMXV Limited (“New Wave”), a holding company that holds ordinary shares on behalf of our senior management and controlled by Mr. Charles Chao, Chairman and chief executive officer (“CEO”) of the Company, for an aggregate price of $456,390,000 pursuant to a legally binding subscription agreement signed in June 2015.  The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of US$41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses arose from this placement.

On November 6, 2017, the Company entered into a share subscription agreement with New Wave, which held 7,944,386 ordinary shares of the Company then. Pursuant to the agreement,  the Company issued to New Wave 7,150 newly created class A preference shares with 10,000 votes per share initially (the “Class A Preference Shares”), at par value of US$1.00 per share.  Immediately following the share issuance, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%. The Class A Preference Shares have no economic rights and no participant rights to any dividend, and as a result, the Company concluded that the transfer of economic benefits from the Company or shareholders to New Wave and the fair value of these Class A Preferred Shares was immaterial.

See Note 15 to Consolidated Financial statements Shares Issuance to Management.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company had no material loan and interest income /expense with related parties for the years ended December 31, 2015, 2016 and 2017.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2016 and 2017.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except percentage)

Income before income tax expense	$46,143	$304,527	$424,239
Income (loss) from non-China operations	$(25,354)	$125,064	$(79,945)
Income from China operations	$71,497	$179,463	$504,184
Income tax expenses applicable to China operations	$10,420	$11,985	$73,165
Effective tax rate for China operations	15%	7%	15%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2015, 2016 and 2017. The income (loss) from non-China operation mainly resulted from the disposal\dilution gain (loss) or impairment loss related to overseas investments, stock-based compensation, fair value change in option liability, etc. In 2015, the Company’s non-China operations recorded a gain of $18.9 million related to disposal of its partial investment in Youku Tudou. In 2016, the Company’s non-China operations recorded (i) aggregated gains of $156.4 million from disposing a series of investments under cost method (ii) a gain of $44.2 million related to disposal of its partial investment in Alibaba, (iii) a gain of $34.5 million related to disposal of its remaining investment in Youku Tudou due to its privatization and (iv) a loss of $28.5 million in change in fair value of option liability related to E-House. A portion of the non-China operations in 2016 resulted in the recognition of non-China income tax expense. In 2017, the Company’s non-China operations recorded (i) a gain of $92.3 million related to disposal of its investment in Alibaba, offset by (ii) impairment of $113.1 million provided in Leju investment and (iii) stock based compensation expenses recognized in the financial statements.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from the disposition gain of Alibaba and certain private foreign entity’s shares in 2016 and 2017 are not subject to tax.

U.S.

As of December 31, 2017, the Company’s subsidiary in the U.S. had approximately $89.0 million of federal and $7.2 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2018 through December 31, 2037, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2028 through December 31, 2037. Included in the net operating loss carryforwards were $40.3 million and $4.2 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary as at December 31, 2017 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2016	2017
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,279	$30,557
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	553	563
Total deferred tax assets	30,832	31,120
Less: valuation allowance	(30,832)	(31,120)
Deferred tax assets, net	$—	$—

Hong Kong

As of December 31, 2017, the Company’s Hong Kong subsidiaries had approximately $35.0 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2017, the deferred tax assets for the Hong Kong subsidiary, consist mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2016	2017
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$4,883	$5,776
Less: valuation allowance	(4,883)	(5,776)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. As of December 31, 2017, four of the Company’s subsidiaries in China, SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., and Sina (Shanghai) Management Co., Ltd., were qualified as high and new technology enterprises, and enjoyed a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”, which were updated in April 2013. An entity qualified as a software enterprise, they can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first profitable year in 2015 and was subject to a reduced enterprise income tax rate of 12.5% since 2017.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company decided that its foreign invested enterprises will not distribute PRC earnings made since 2008 beyond to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.  As of December 31, 2016 and 2017, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company accrued appropriate expected tax associated with repatriation of such undistributed earnings.

The Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2016 and 2017, there was both approximately $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between subsidiaries and VIEs in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2013 through 2017 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

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

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Current tax provision	$13,948	$17,455	$76,379
Deferred tax benefits	(3,528)	(5,470)	(3,214)
Income tax expenses	$10,420	$11,985	$73,165

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2015	2016	2017
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate	(24)%	(29)%	(11)%
Permanent differences	10%	(1)%	(1)%
Change in valuation allowance	4%	12%	2%
Effective tax rate for China operations	15%	7%	15%

The provisions for income taxes for the years ended December 31, 2015, 2016 and 2017 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The decrease in effective tax rate for China operations in 2016 as compared to 2015 was mainly due to the relatively higher proportion of income achieved by Weibo Technology, which has been enjoying the tax holiday since 2015. The increase in effective tax rate for China operations in 2017 as compared to 2016 was mainly due to the change in tax status of Weibo Technology in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except per share amount)
Tax holiday effect	$17,169	$51,829	$56,377
Basic net income per share effect	$0.29	$0.74	$0.79
Diluted net income per share effect	$0.28	$0.67	$0.76

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2016	2017
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts	$18,509	$21,454
Net operating loss carry forwards	14,620	14,913
Accruals	11,978	17,330
Depreciation, and other liabilities	16,732	23,294
Total deferred tax assets	61,839	76,991
Less: valuation allowance	(49,252)	(60,833)
Net deferred tax assets	$12,587	$16,158

Deferred tax liabilities:
Depreciation	$(814)	$(650)
Acquired intangible assets	(274)	(3,836)
Others	(2,521)	(3,274)
Total deferred tax liabilities	$(3,609)	$(7,760)

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

As of December 31, 2016 and 2017, the Company provided full valuation allowance of the deferred tax assets for China operations mainly related to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2016 and 2017, the Company had net operating loss carry forwards for China operation totaling $58.5 million and $70.5 million to offset against future net profit for income tax purposes. The Company anticipates that it is more likely than not that these net operating losses may not be fully utilized based on its estimate of the operation performance of these PRC entities; therefore, deferred tax assets generated from net operating losses were offset by a valuation allowance of $14.6 million and $14.8 million, respectively.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share. For the years ended December 31, 2016 and 2017, the interest expenses and amortized issuance costs of $10.8 million and $1.5 million, respectively, as well as the number of “if converted” shares related to convertible debt were recognized as dilutive factors and included in the calculation of diluted net income per share. For the year ended December 31, 2015, the impact from convertible debt was anti-dilutive and the amount excluded from the calculation of diluted net income per share was $10.7 million. For the years ended December 31, 2016 and 2017, stock options and unvested restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 12.3 million and 0.04 million shares on a weighted average basis.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, multiplied by the number of Weibo shares held by SINA. In 2015, 2016 and 2017, the effect on consolidated net income per share of dilutive shares from Weibo was $0.9 million, $2.1 million and $3.6 million, respectively. The Company also believes that it is not necessary to make any allocation to the preferred shareholders when applying the two class method of calculating EPS in accordance with ASC 260, because the preferred shares are not participant securities (see Note 15- preferred shares for details)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA’s ordinary shareholders	$25,678	$225,087	$156,569
Denominator:
Weighted average ordinary shares outstanding	60,237	70,301	71,284
Basic net income per share	$0.43	$3.20	$2.20
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA’s ordinary shareholders	$25,678	$225,087	$156,569
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	1,490	2,275	3,915
Add: Effect on interest expenses and amortized issuance cost of convertible debt	—	10,831	1,531
Net income attributable for calculating diluted net income per share	24,188	233,643	154,185
Denominator:
Weighted average ordinary shares outstanding	60,237	70,301	71,284
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	23	112	94
Unvested restricted share units	388	958	1,172
Convertible debt	—	6,140	1,381
Shares used in computing diluted net income per share attributable to SINA	60,648	77,511	73,931
Diluted net income per share	$0.40	$3.01	$2.09

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2015, 2016 and 2017, the Company contributed a total of $60.1 million, $59.7 million and $69.9 million to the government funds, respectively.

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

General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in register capital of the respective company.  As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $497.9 million or 17.5% of the Company’s total consolidated net assets as of December 31, 2017. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

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

Shares Issuance to Management

Ordinary shares

On June 1, 2015, the Company entered into a legally binding subscription agreement to issue new 11,000,000 ordinary shares with New Wave, a holding company that holds ordinary shares on behalf of our senior management and controlled by Mr. Charles Chao, Chairman and CEO of the Company, for an aggregate price of $456,390,000.  On November 6, 2015, the placement was completed and all of the proceeds have been received by the Company. The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of $41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses arose from the new issuance as the purchase price for the shares was at or above the market price of those shares at the date Mr. Chao irrevocably committed to purchase those shares.

Preferred Shares

On November 6, 2017, the Company entered into the Share Subscription Agreement with New Wave, which held 7,944,386 ordinary shares of the Company then. Pursuant to the agreement, the Company issued to New Wave 7,150 newly created the Class A Preference Shares with 10,000 votes per share initially, at par value of US$1.00 per share. Immediately following the share issuance, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%.

The following is a summary of the key terms of the Class A Preference Shares:

•                  The Class A Preference Shares have no economic rights nor any right to any dividend or other distribution by the Company.

•                  The Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company. When New Wave sells or otherwise transfers any number of Ordinary Shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each Class A Preference Share is entitled to will be reduced proportionally.

•                  On any resolution to elect a director where the nominee is an executive officer of the Company, the votes attaching to the Class A Preference Shares on such resolution shall not be counted if a majority of the votes cast by the holders of the Company’s ordinary shares is against the appointment of such nominee.

•                  For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the Class A Preference Shares in accordance with the Board’s recommendation to the extent the board determines to submit any such matter to shareholder approval.

•                  If New Wave transfers the Class A Preference Shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the Class A Preference Shares shall cease to have any voting right.

The Class A Preference Shares have no economic rights and no participant rights to any dividend, and as a result, the Company concluded that the transfer of economic benefits from the Company or shareholders to New Wave and the fair value of these Class A Preferred Shares was immaterial.

In-kind Distribution

On August 31, 2016 and May 26, 2017, the Company announced its planned distribution of shares of Weibo to SINA’s shareholders as of the record date on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares, respectively (the “2016 Distribution” and the “2017 Distribution”). As of distribution date, the Company has distributed Class A ordinary shares of Weibo, based on the ordinary shares of SINA outstanding as of the record date.

Distribution	Record Date	Distribution Date	Distributed Share	SINA’s Ordinary Shares
2016 Distribution	September 12, 2016	October 14, 2016	7,088,116	70,881,168
2017 Distribution	June 7, 2017	July 10, 2017	7,142,148	71,421,480

2016 Distribution resulted in a decrease of $338.6 million in retained earnings, which equals to the fair value of Weibo shares distributed and also leads an increase of $21.9 million in the non-controlling interests related to Weibo, which represents the change in the underlying net assets related to the equity interest held by the Company in Weibo as of the declaration date. 2017 Distribution resulted in a decrease of $554.0 million in retained earnings, which equals to the fair value of Weibo shares distributed and also leads an increase of $31.7 million in the non-controlling interests related to Weibo, which represents the change in the underlying net assets related to the equity interest held by the Company in Weibo as of the declaration date. The remaining difference has been reflected as an increase in additional paid-in capital in 2016 and 2017, respectively. As of December 31, 2017, the Company held 45.7% economic interest and 71.6% voting interest in Weibo.

2015 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan terminated on August 1, 2015. Under the 2007 Plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. As of December 31, 2017, there were 190,000 options and 530,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

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

Upon adoption, the 2015 Plan replaced the existing 2007 Plan and, as a result, no additional awards could be granted under the 2007 Plan. As of December 31, 2017, there were nil options and 1,184,000 restricted share units outstanding under the 2015 Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Costs of revenues	$5,272	$7,742	$9,257
Sales and marketing	10,793	15,496	20,790
Product development	14,234	20,793	29,163
General and administrative	25,840	29,797	32,177
	$56,139	$73,828	$91,387

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options.

Stock Options

The assumptions used to value the Company’s option grants were as follows:

Year Ended December 31,
2015
Stock options:
Expected term (in years)	4.1
Expected volatility	54%
Risk-free interest rate	1.1%
Expected dividend yield	—

No option was granted during 2016 and 2017 under 2015 Incentive Plan. Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for 2015, due to the lack of industry comparison and comparable historical exercise patterns. Options granted since 2007 have a contractual life of either six or seven years, compared ten years for previous grants. Most of the grants under the new terms have not been fully vested nor forfeited. In addition, the Company experienced significant changes in revenue mix and employee composition in recent years. For these reasons, the Company believes that share option exercise pattern on new grants may not reflect those of previous grants. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
January 1, 2015	2,962
New issued under the 2015 Plan	6,000
Granted*	(2,981)
Cancelled/forfeited	742
Expired	(995)
December 31, 2015	5,728
Granted*	(2,456)
Cancelled/forfeited	353
Expired	(279)
December 31, 2016	3,346
Granted*	(673)
Cancelled/forfeited	320
Expired	(85)
December 31, 2017	2,908

* In 2015, 2016 and 2017, 1,620,000, 1,403,000 and 385,000, restricted shares units, or 2,834,700, 2,456,000 and 673,000 equivalent option shares, respectively, were granted.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2015	1,022	$46.68	3.90	$809
Granted	147	$35.69
Exercised	(50)	$29.12
Cancelled/expired/forfeited	(196)	$51.65
December 31, 2015	923	$44.83	3.37	$5,208
Exercised	(674)	$47.26
Cancelled/expired/forfeited	(15)	$35.69
December 31, 2016	234	$38.41	3.63	$5,226
Exercised	(26)	$35.69
Cancelled/expired/forfeited	(18)	$37.61
December 31, 2017	190	$38.86	2.56	$11,693

Vested and expected to vest as of December 31, 2016	229	$38.43	3.62	$5,119
Exercisable as of December 31, 2016	72	$40.76	3.03	$1,437
Vested and expected to vest as of December 31, 2017	190	$38.86	2.56	$11,693
Exercisable as of December 31, 2017	117	$39.74	2.31	$7,063

The total intrinsic value of options exercised during 2015, 2016 and 2017 was $0.6 million, $22.0 million and $1.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2015, 2016 and 2017 was $1.5 million, $31.9 million and $0.9 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2016 and 2017 was $60.79 and $100.31, respectively.

As of December 31, 2016 and 2017, there was $2.6 million and $1.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.9 years as of December 31, 2017. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2016 and 2017 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2016
$35.69 - $35.69	72	$35.69	16	$35.69	3.90
$38.27 - $38.27	124	$38.27	18	$38.27	3.90
$40.07 - $40.07	8	$40.07	8	$40.07	4.81
$45.13 - $45.13	30	$45.13	30	$45.13	1.55
	234	$38.41	72	$40.76	3.63

As of December 31, 2017
$35.69 - $35.69	36	$35.69	13	$35.69	3.04
$38.27 - $38.27	124	$38.27	74	$38.27	2.90
$45.13 - $45.13	30	$45.13	30	$45.13	0.55
	190	$38.86	117	$39.74	2.56

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January1, 2015	1,119	$45.97
Awarded*	1,620	$39.16
Vested	(460)	$44.81
Cancelled	(312)	$44.60
December 31, 2015	1,967	$40.85
Awarded*	1,384	$49.89
Vested	(754)	$42.91
Cancelled	(192)	$40.10
December 31, 2016	2,405	$45.47
Awarded*	365	$75.05
Vested	(905)	$45.45
Cancelled	(165)	$44.57
December 31, 2017	1,700	$51.92

* nil, 24,000 and 20,000 RSUs were granted to non-employee directors in 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, there was $98.2 million and $77.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 2.9 years and 2.3 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $20.9 million, $43.6 million and $92.2 million during the years ended December 31, 2015, 2016 and 2017, respectively.

The following table sets forth a summary of performance-based RSU activities for the years ended December 31, 2016 and 2017:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	19	$47.47
Cancelled	(1)	$47.47
December 31, 2016	18	$47.47
Awarded	19	$65.18
Vested	(15)	$47.47
Cancelled	(8)	$58.51
December 31, 2017	14	$65.18

As of December 31, 2016 and 2017, all performance-based restricted shares granted but not cancelled had been fully vested for 2016 and 2017, respectively. No performance-based RSUs were granted in 2015.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation adopted the 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”), which has a term of ten years and permits the granting of options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants of Weibo and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance will be reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted share or pursuant to a restricted share unit. No options were granted during the periods presented. In March 2014, Weibo’s shareholders adopted the 2014 Share Incentive Plan (the “2014 Plan”), which has a term of ten years. At the same time, the 2010 Weibo Incentive Plan was terminated and all remaining shares were forwarded to the 2014 Plan. Initially, the 2014 Plan were funded by the remaining 4,647,872 shares from the 2010 Share Incentive Plan and another 1,000,000 new added shares and by 1 share for every one share issued as restricted share or pursuant to a restricted share unit. On January 1, 2015, shares in the 2014 Plan was allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014 (“One-time Addition”).  The ordinary shares for issuance under the 2014 plan are on one-for-one basis for each share issued as restricted shares or pursuant to a restricted share unit. Weibo intends to use such share incentive plan to attract and retain employee talent.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Cost of revenues	$1,196	$2,616	$3,716
Sales and marketing	3,209	5,357	8,264
Product development	10,210	15,076	21,879
General and administrative	11,784	13,853	14,178
	$26,399	$36,902	$48,037

Stock compensation expenses related to the grants for Weibo were amortized over four years on a straight-line basis with $26.4 million, $36.9 million and $48.0 million in 2015, 2016 and 2017, respectively.

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
January 1, 2015	2,738
One-time Addition	21,684
Granted	(4,851)
Cancelled/expired/forfeited	646
December 31, 2015	20,217
Granted	(1,917)
Cancelled/expired/forfeited	578
December 31, 2016	18,878
Granted	(736)
Cancelled/expired/forfeited	398
December 31, 2017	18,540

The following table sets forth a summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2015	14,330	$1.28	3.2	$185,684
Exercise	(7,309)	$1.11
Cancelled/expired/forfeited	(718)	$3.22
December 31, 2015	6,303	$1.26	2.4	$114,975
Exercise	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37
December 31, 2016	2,587	$1.41	1.6	$101,403
Exercise	(2,122)	$1.04
Cancelled/expired/forfeited	(28)	$0.68
December 31, 2017	437	$3.24	2.0	$43,800

Vested and expected to vest as of December 31, 2016	2,572	$1.40	1.6	$100,819
Exercisable as of December 31, 2016	2,433	$1.28	1.4	$95,678
Vested and expected to vest as of December 31, 2017	437	$3.24	2.0	$43,800
Exercisable as of December 31, 2017	437	$3.24	2.0	$43,800

No options were granted in the years ended December 31, 2015, 2016 and 2017. The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was $106.2 million, $129.3 million and $135.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2015, 2016 and 2017 was $7.8 million, $4.2 million and $2.3 million, respectively. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2016 and 2017 was $40.6 and $103.46, respectively.

As of December 31, 2016 and 2017, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors was $1.1 million and nil, respectively. All compensation cost related to stock options has been fully amortized in 2017.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2016
$0.36 - $0.41	1,639	$0.36	1,639	$0.36	0.7
$0.96 - $1.80	79	$0.97	79	$0.97	1.2
$3.25 - $3.36	341	$3.33	338	$3.33	2.5
$3.43 - $3.50	528	$3.48	377	$3.48	3.7
	2,587	$1.41	2,433	$1.28	1.6

As of December 31, 2017
$0.96 - $1.80	31	$0.97	31	$0.97	0.2
$3.25 - $3.36	179	$3.33	179	$3.33	1.4
$3.43 - $3.50	227	$3.48	227	$3.48	2.6
	437	$3.24	437	$3.24	2.0

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
As at January 1, 2015	3,507	$16.44
Awarded	4,851	$12.41
Vested	(1,211)	$14.69
Cancelled	(646)	$14.18
As at December 31, 2015	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled	(575)	$14.58
As at December 31, 2016	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled	(366)	$17.72
As at December 31, 2017	3,267	$25.45

As of December 31, 2017, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to Weibo’s employees and directors, was $66.7 million. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value based on the vesting date of the restricted share units vested was $17.8 million, $33.5 million and $40.9 million during the years ended December 31, 2015, 2016 and 2017, respectively.

Weibo’s Summary of Performance-Based RSUs

The following table sets forth a summary of Weibo’s performance-based RSU activities in the year ended December 31, 2016:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	111	$27.00
Cancelled	(3)	$27.00
December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled	(32)	$46.42
December 31, 2017	129	$50.32

As of December 31, 2016 and 2017, there was $0.3 million and $0.7 million unrecognized compensation cost related to performance-based restricted share units granted to Weibo’s employees, respectively. No performance-based RSUs were granted in 2015.

16. Segment Information

The Company currently operates in three principal business segments globally — Portal advertising, Weibo and Others. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating expenses nor assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments of Portal advertising and Others. The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

In June 2015, the Company sold the Weibo Funds to Weibo (Note 7). At the point the CODM began evaluating the performance of the Weibo segment inclusive of the Weibo Funds, which constituted a change in the Company’s segment operating performance measurements. The comparative operating results of the Portal advertising & Others segment and Weibo segment were retrospectively adjusted to include the Weibo Funds in the Weibo segment for 2015.

With the increased revenues arising from Fintech business, mainly include online payment service and newly acquired loan facilitation service, the CODM started to evaluate the performance of Fintech business. However, the Fintech business was not deemed to be significant enough to qualify as a separate reportable segment, therefore together with other non-reportable segments it was included in “Others”.

The following tables present summary information by segment:

For the Year Ended December 31, 2015:

	Portal advertising	Others	Portal advertising & Others	Weibo	Total
	(In thousands, except percentages)
Net revenues	$340,814	$61,964	$402,778	$477,891	$880,669
- Advertising	340,814	—	340,814	402,415	743,229
- Non-advertising	—	61,964	61,964	75,476	137,440
Costs of revenues	157,862	35,558	193,420	141,960	335,380
Gross margin	54%	43%	52%	70%	62%
Operating expenses:
Sales and marketing			$104,369	$126,059	$230,428
Product development			66,327	143,444	209,771
General and administrative			63,943	28,925	92,868
Total operating expenses			234,639	298,428	533,067
Income (loss) from operations			(25,281)	37,503	12,222
Interest and other income, net			16,048	6,344	22,392
Income (loss) from equity method investments, net			224	(6)	218
Realized gain on long-term investments			18,846	944	19,790
Investment related impairment			(474)	(8,005)	(8,479)
Income before income tax expense			9,363	36,780	46,143
Income tax expense			(7,829)	(2,591)	(10,420)
Net income			$1,534	$34,189	$35,723

For the Year Ended December 31, 2016:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$304,090	$74,931	$379,021	$655,800	$(3,885)	$1,030,936
- Advertising	304,090	—	304,090	570,982	(3,885)	871,187
- Non-advertising	—	74,931	74,931	84,818	—	159,749
Costs of revenues	136,196	47,555	183,751	171,231	(286)	354,696
Gross margin	55%	37%	52%	74%		66%
Operating expenses:
Sales and marketing			$102,384	$148,283	(3,599)	$247,068
Product development			62,140	154,088	—	216,228
General and administrative			58,256	41,218	—	99,474
Goodwill and acquired intangibles impairment			40,194	—	—	40,194
Total operating expenses			$262,974	$343,589	$(3,599)	$602,964
Income (loss) from operations			(67,704)	140,980	—	73,276
Interest and other income, net			17,456	8,757		26,213
Change in fair value of option liability			(28,456)	—		(28,456)
Loss from equity method investments, net			(11,636)	(130)		(11,766)
Realized gain on long-term investments			289,159	534		289,693
Investment related impairment			(4,272)	(40,161)		(44,433)
Income before income tax expense			194,547	109,980		304,527
Income tax expense			(22,903)	(4,316)		(27,219)
Net income			$171,644	$105,664		$277,308

For the Year Ended December 31, 2017:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$320,473	$122,535	$443,008	$1,150,054	$(9,178)	$1,583,884
- Advertising	320,473	—	320,473	996,745	(5,352)	1,311,866
- Non-advertising	—	122,535	122,535	153,309	(3,826)	272,018
Costs of revenues	121,278	65,733	187,011	231,255	(4,129)	414,137
Gross margin	62%	46%	58%	80%		74%
Operating expenses:
Sales and marketing			$138,368	$275,537	(5,049)	$408,856
Product development			73,999	193,393	—	267,392
General and administrative			62,608	42,315	—	104,923
Total operating expenses			$274,975	$511,245	$(5,049)	$781,171
Income (loss) from operations			(18,978)	407,554	—	388,576
Interest and other income, net			29,436	13,260		42,696
Income (loss) from equity method investments, net			(17,100)	1,030		(16,070)
Realized gain on long-term investments			131,993	14		132,007
Investment related impairment			(118,223)	(4,747)		(122,970)
Income before income tax expense			7,128	417,111		424,239
Income tax expense			(7,930)	(66,746)		(74,676)
Net income (loss)			$(802)	$350,365		$349,563

* Weibo has provided advertising service to portal advertising business since 2016 and started to provide channel service to other business since 2017. The related revenue, cost of revenue and expenses were eliminated at the consolidation level.

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2015:
Net revenues	$864,075	$16,594	$880,669
Long-lived assets	$56,327	$260	$56,587
Year ended and as of December 31, 2016:
Net revenues	$1,016,210	$14,726	$1,030,936
Long-lived assets	$243,288	$234	$243,522
Year ended and as of December 31, 2017:
Net revenues	$1,571,035	$12,849	$1,583,884
Long-lived assets	$285,208	$279	$285,487

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2016 and 2017:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016
Money market funds*	$91,172	$91,172	$—	$—
Bank time deposits**	471,346	—	471,346	—
Available-for-sale securities***	154,289	154,289	—	—
Total	$716,807	$245,461	$471,346	$—
As of December 31, 2017
Money market funds*	$198,659	$198,659	$—	$—
Bank time deposits**	1,406,957	—	1,406,957	—
Available-for-sale securities***	107,372	107,372	—	—
Total	$1,712,988	$306,031	$1,406,957	$—

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

The Company reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators. In 2015, 2016 and 2017, the Company recognized an impairment charge of nil, $4.8 million and $1.3 million on its available-for-sale investments.

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

As of December 31, 2016 and 2017, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values of nil, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies and strategic collaboration with and the prospects of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The impairment charges related to these investments were $6.6 million, $29.0 million and $6.5 million under cost method and nil, $2.5 million and $114.3 million under equity method for the years ended December 31, 2015, 2016 and 2017, respectively (Note 4). The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which ranges from 19% to 33%.

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In 2016, the Company provided $3.5 million of impairment on the acquired intangible assets based on management’s assessment. In accordance with the Company policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Company performed an impairment assessment on its goodwill of reporting units annually. In 2016, based on the assessment of declined revenue and near-term outlook, considering a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry, the Company performed an assessment of portal business respectively with the assistance of an independent valuation firm and recognized goodwill impairment of $36.7 million. The fair value of portal business was determined using Level 3 inputs. The Company concluded that no write-down of goodwill was warranted for year ended December 31, 2015 and 2017.

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

As of December 31, 2016 and 2017, the Company had $1,532.2 million and $2,974.7 million in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2016 and 2017, substantially all accounts receivable have been derived from the Company’s China operations.

Only one customer accounted for more than 10% of the Company’s total net revenues in 2015. No customer accounted for more than 10% of the Company’s total net revenues in 2016 and 2017. Only two customers accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2016 and 2017 as follows:

	As of December 31, 2016	As of December 31, 2017

Customer
Customer A	12%	15%
Customer B	19%	15%

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

In 2015, 2016 and 2017, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2016 and 2017, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $698.5 million and $1,164.9 million, accounting for 38.9% and 34.5% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2016 and 2017, the Company’s accounts receivable balance denominated in RMB was $209.2 million and $284.5 million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2016 and 2017, the Company’s current liabilities balance denominated in RMB was $905.5 million and $1,074.6 million, which accounted for 93% and 84% of its total current liabilities balance, respectively. The decrease in proportion of total current liabilities as of December 31, 2017 was resulted from the reclassification of $153.1 million of convertible debt into current liabilities, which was denominated in US$. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2017 (Note 14).

18. Convertible Debt and Treasury Stock

	As of December 31, 2016	As of December 31, 2017

Convertible Debt
Current Liabilities
2018 1% Convertible Senior Notes (the “ 2018 Notes”)	—	153,092

Long-term liabilities
2018 Notes	153,092	—
2022 1.25% Weibo Convertible Senior Notes (the “ 2022 Notes”)	—	900,000
Subtotal	153,092	900,000
Less: Issuance costs	—	(20,017)
Total	153,092	879,983

Description of 2018 Convertible Senior Notes

In November 2013, the Company issued $800 million in aggregate principal amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 (the “2018 Notes”) at par. The Notes may be converted into ordinary shares of the Company proceeding December 1, 2018 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, which is equivalent to an initial conversion price of approximately $123.70 per ordinary share, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. On October 14, 2016 and July 10, 2017, the Company made in-kind distributions of ordinary shares of Weibo, which triggered the conversion price to adjust to $107.37 per ordinary share. As of December 1, 2018, unless earlier converted, the Company is required to redeem the notes.

The net proceeds to the Company from the issuance of the 2018 Notes were $783.2 million, net of issuance cost of $16.8 million. Concurrently, the Company repurchased its shares of $100.0 million from the open market. The Company pays cash interest at an annual rate of 1.00% on the 2018 Notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. The issuance costs of the 2018 Notes are being amortized to interest expense to the earliest redemption date of the 2018 Notes (“December 1, 2016”).

Concurrently with the issuance of the Notes, the Company offered a put option (the “Put Option”) to the holders of the Notes, which enable the holders to have the right to require the Company to repurchase for cash all or part of the Notes at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the repurchase date (“December 1, 2016”). If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the 2018 Notes holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

On December 1, 2016, the Company repurchased $646.9 million principal amount of convertible debt upon the exercise of the put option by the holders of 2018 Notes and the remaining notes were recognized in current convertible debt as of December 31, 2017, which has a maturity date of December 1, 2018.

In accordance with ASC 815-10-15, the Put Option related to the 2018 Notes is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2018 Notes holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the offering of the 2018 Notes and the embedded put option should be accounted for as bundle transactions in accordance with the accounting rule.

Description of 2022 Weibo Convertible Senior Notes

In October 2017, Weibo, a subsidiary of the Company, issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due 2022 (the “2022 Notes”) at par. The Notes may be converted into ADSs of Weibo proceeding November 15, 2022 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, which is equivalent to an initial conversion price of approximately $133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, Weibo will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. As of November 15, 2022, unless earlier converted, Weibo is required to redeem the notes.

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company pays cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual period to the maturity date of the 2022 Notes (“November 15, 2022”) .

Accounting assessment

The Company assessed 2018 Notes, 2022 Notes (collectively as “Notes”) in accordance with ASC 470 and concluded that:

•                      The bifurcation of the conversion feature from the debt host, the Notes, is not required as the scope exception prescribed in ASC 815-10-15 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity;

•                      There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the offering company at the date of issuance.

Therefore, the Company has accounted for the respective Notes in accordance with ASC 470, as a single instruments as a long-term debt. The issuance cost were recorded as reduction to convertible debts and are amortized as interest expenses over the period from the issuance date to the earliest conversion date. The values of the Notes are measured by the cash received.

Treasury Stock

In 2003, the Company’s board of directors approved to use up to $100 million of net proceeds to repurchase the Company’s outstanding ordinary shares concurrently through legally permissible means (the “2013 Program”).  As of December 31, 2016, approximately 1.2 million shares were accumulatively repurchased under the 2013 Program in the amount of $100.0 million.

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

In February 2016, the board of directors of the Company has approved a new share repurchase plan whereby the Company is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017 (the “2016 Program”). In 2017, the 2016 Program was extended to be effective until June 30, 2018. As of December 31, 2017, approximately 0.8 million shares were repurchased for approximately $73.7 million in cash under the 2016 Program.

All the ordinary shares repurchased above are no longer outstanding and pending for cancellation and are included as treasury stock.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2022. For the years ended December 31, 2015, 2016, and 2017, rental expense was $28.3 million, $24.5 million and $13.7 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2017 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating lease commitments	$46,052	$14,655	$22,079	$9,318	$—

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, and marketing activities. Capital commitment was primarily related to commitments on construction of office building. The Company entered into an agreement to construct a new office building in Zhongguancun Software Park, Haidian District, Beijing, which was already completed in July 2016. As of December 31, 2017, $4.7 million of the remaining payable related to the construction was already included in accounts payable of the balance sheet, which is expected to be paid in 2018.

Purchase commitments as of December 31, 2017 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$497,797	$463,947	$33,678	$172	$—
Capital commitments	$12,237	$12,128	$109	$—	$—

Other commitment represents future maximum commitment relating to the principal amount and interests in connection with a) the issuance of $153 million in aggregate principle amount of 1.00% coupon interest convertible senior notes, which will mature on December 1, 2018; b) the issuance of $900 million in aggregate principle amount of 1.25% coupon interest convertible senior notes by Weibo, which will due in 2022 c) the principal amount and interests of short-term bank loans d) commitment on equity investment. Other commitments as of December 31, 2017 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
2018 Notes	$154,623	$154,623	$—	$—	$—
2022 Notes	956,750	13,219	22,500	921,031	—
Short-term bank loans	91,079	91,079	—	—	—
Equity investments	63,404	63,404	—	—	—
Total other commitments	$1,265,856	$322,325	$22,500	$921,031	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2017. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

In June and August 2017, Weibo and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey, respectively. The actions purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in Weibo’s ADSs between April 27 and June 22, 2017 or between April 28, 2016 and June 19, 2017, allege that Weibo’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. On August 28, 2017, two sets of purported shareholders filed motions to consolidate the cases and appoint themselves as lead plaintiffs of the purported plaintiff class and appoint their designated counsel as lead counsel. On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, Weibo and one individual defendant filed a motion to dismiss the amended complaint, which motion is currently pending before the court. The action remains in its preliminary stages.  As of this stage, the Company is unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. As of December 31, 2017, no losses with respect to this contingency were accrued.

As of December 31, 2017, there are no other claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no material events or transactions needing recognition or disclosure found.