Form 20-F
period 2018-12-31
SINA CORP
filed 2019-04-30
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable
(Title of Class)

As of December 31, 2018, there were 69,368,140 ordinary shares of the registrant outstanding (excluding 13,042,702 ordinary shares that have been repurchased but not cancelled), par value $0.133 per share, and 7,150 class A preference shares of the registrant outstanding, par value $1.00 per share.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•                  all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 as set forth in the H.10 statistical release published by the Federal Reserve Board; and

•                  all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial data for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and other information contained in this annual report.

	For the Year Ended December 31,
	2014(1)	2015(2)	2016(3)	2017(4)	2018(5) (6)
	(in $ thousands, except per share data)
Operations:
Net revenues	768,241	880,669	1,030,936	1,583,884	2,108,327
Gross profit	477,900	545,289	676,240	1,169,747	1,656,287
Income (loss) from operations	(40,914)	12,222	73,276	388,576	466,954
Fair value changes through earnings on investments, net(7)	—	—	—	—	96,533
Income before income tax expense	168,741	46,143	304,527	424,239	555,410
Net income	161,771	35,723	277,308	349,563	426,326
Net income attributable to SINA’s ordinary shareholders	176,802	25,678	225,087	156,569	125,562
Net income per share attributable to SINA’s ordinary shareholders
Basic	2.72	0.43	3.20	2.20	1.79
Diluted	2.63	0.40	3.01	2.09	1.70
Shares used in computing basic net income per share	64,950	60,237	70,301	71,284	70,296
Shares used in computing diluted net income per share	71,565	60,648	77,511	73,931	72,375

Notes:

(1)         Fiscal year 2014 results included: 1) a $109.2 million gain from the sale of a portion of our investment in Alibaba Group Holding Limited (“Alibaba”) through Yunfeng E-Commerce Funds in Alibaba’s initial public offering, 2) a $49.2 million gain as a result of the initial public offering of Tian Ge Interactive Holding Limited (“Tian Ge”), a live social video company that we invested in, 3) a gain of $29.1 million from the acquisition by Tencent Holdings Ltd. (“Tencent”) of a 15% equity interest in Leju Holdings Limited (“Leju”), a then subsidiary of E-House, on a fully diluted basis, 4) a $19.2 million gain as a result of the initial public offering of Leju, 5) a loss of $47.0 million in the fair value change of option liabilities, which was related to the option granted to Alibaba, and 6) an impairment of $14.5 million related to goodwill acquired from Beijing Weiyue Information Technology Co., Ltd (“Weiyue”), which is an online reading platform operator.

(2)         Fiscal year 2015 results included an $18.9 million gain from the sale of a portion of our investment in Youku Tudou Inc. (“Youku Tudou”).

(3)         Fiscal year 2016 results included: 1) a $159.5 million gain from the sales of our certain investments under cost method, 2) a $44.2 million gain from the sale of a portion of our investment in Alibaba, 3) a $34.5 million gain as a result of the disposal of our investment in Youku Tudou, 4) a loss of $28.5 million in the fair value change of option liabilities related to E-House, and 5) an impairment of $40.2 million related to goodwill and acquired intangible assets.

(4)         Fiscal year 2017 results mainly included: 1) a $92.3 million gain from the sale of our investment in Alibaba, 2) a $113.1 million of other-than-temporary impairment loss on our investments in Leju.

(5)         Fiscal year 2018 results included: 1) a $96.5 million net gain from the fair value changes of equity investments under ASC 820, 2) a $61.0 million impairment loss on our investments in certain private companies, and 3) an impairment of $23.2 million related to goodwill and acquired intangibles.

(6)         On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Impact on Adoption of New Revenue Guidance.”

(7)         On January 1, 2018, we adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” and recorded a cumulative effect adjustment to reclassify $38.7 million unrealized gain from accumulated other comprehensive income to retained earnings. After the adoption of ASU 2016-1, we measure equity investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the carrying value of these equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer and will be reported in current earnings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Long-term Investments—Adoption of ASU 2016-1.”

	As of December 31,
	2014	2015	2016	2017	2018
	(in $ thousands)
Financial position:
Cash, cash equivalents and short-term investments	2,166,538	2,209,853	1,797,065	3,372,543	2,345,334
Working capital(1)	2,140,134	1,336,098	1,684,789	2,829,813	2,189,037
Total assets	3,692,845	4,356,947	4,284,874	5,815,394	5,886,089
Long-term liabilities(1)	880,060	101,724	222,612	942,865	979,556
Total liabilities	1,271,575	1,480,279	1,193,895	2,215,665	2,123,217
Total SINA shareholders’ equity	2,145,772	2,565,272	2,679,590	2,846,842	2,717,791
Total shareholders’ equity	2,421,270	2,876,668	3,090,979	3,599,729	3,762,872

Notes:

(1)         As of December 31, 2015, SINA’s convertible notes amounting to $800 million were reclassified into current liabilities since the holders had a right to require us to repurchase their notes on December 1, 2016.  On December 1, 2016, we repurchased $646.9 million principle amount of convertible notes upon the exercise of put option by the note holders.  Following the repurchase, we repaid the remaining approximately $153.1 million of convertible notes matured on December 1, 2018.  On October 30, 2017, Weibo, one of our subsidiaries, issued $900 million convertible notes with a maturity date on November 15, 2022.

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

Our ability to successfully execute our business strategies depends on a number of factors, many of which are beyond our control. For example, we rely on advertisers from several industries for a majority of our advertising and marketing business.  If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition could suffer.  Other factors that may affect our ability to successfully execute our business strategies include but not limited to:

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

Competition for user traffic and user engagement is intense and Weibo faces strong competition in its business. Major Chinese internet companies, including Tencent, Baidu and NetEase, as well as major players in China who provide online media services, including content aggregation and distribution, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also competes with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, Weibo is subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix News Media and Bytedance; (iii) multi-media apps (photo, short video, live streaming, etc.), such as Momo, Kuaishou, YY, iQiyi, Tencent Video, Youku Tudou and Bytedance.

Weibo also competes with both offline and online games for the time and money of gamers. Weibo has begun to offer social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, WhatsApp, Facebook Messenger, Snapchat, Line, Kakao Talk and Snow.  Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo does. Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect Weibo’s business and financial performance.

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

In terms of informational features, we compete with existing or emerging PRC internet portals such as Baidu Inc. (“Baidu”), Tencent, NetEase, Sohu and Phoenix News Media Limited (“iFeng.com”). In addition, we also face competition from vertical websites, which may have better focus and more resources dedicated to a specific topical area, such as automobile, finance and IT information.  Our competitors in this area include Hexun, East Money, China Finance Online, Autohome, Bitauto, PCAuto, Xcar, ZOL Online, PCpop.com and PConline.

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

Many of our competitors have greater financial resources, a longer history of providing online services, a larger and more active user base, more established brand names and currently offer a greater breadth of products that may be more popular than our online offerings. Many of our competitors are focused solely on one area of our business and are able to devote all of their resources to that business line and can more quickly adapt to changing technology and market conditions.  As internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting fee-based services, large global competitors, such as Facebook and Google, may increasingly focus their resources on the Greater China market.  We cannot assure you that we will succeed in competing against the established and emerging competitors in the market. The increased competition could result in reduced traffic, loss of market share and revenues, and lower profit margins.

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

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by various factors, including but not limited to, our ability to retain existing users and user activity levels, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; lack of significant news events in the current period, resulting in lower website traffic; technical difficulties, system downtime or internet failures; changes in demand for advertising space, new advertising formats or new advertising products from advertisers; seasonality of the advertising market; the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; mobile operators’ policies; governmental regulation and potentially sudden changes in policies affecting our businesses; seasonal trends in internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; decreases in earnings from equity investments; impairment of our equity investments; lower interest income resulting from decrease in interest yield and cash balance; and general economic conditions and economic conditions specific to the internet, wireless, e-commerce, media/advertising industry and the Greater China market. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

We have incurred and may continue to incur substantial stock-based compensation expenses.

We adopted our 2007 share incentive plan in June 2007 and 2015 share incentive plan in July 2015. Our subsidiary Weibo adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. For the years ended December 31, 2016, 2017 and 2018, we recorded $73.8 million, $91.4 million and $95.1 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Our financial results could be adversely affected by our investments in long-term investment.

We periodically review our investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2018, our investments included $1,638.3 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. We recognized an impairment charge of $36.3 million, $122.1 million and $61.0 million on our long-term investments in 2016, 2017 and 2018, respectively. We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

In addition, after our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure equity investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those equity securities without readily determinable fair value may result in our recognition of gain or loss on such investments in equity securities. Determination of estimated fair value of these investments may require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of $96.5 million in 2018 as a result of fair value changes. We are unable to control these factors and the fair value changes recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or TRAB, issued a decision on June 27, 2017 regarding No. 9882339 “” in Class 41 and a decision on July 28, 2017 regarding No. 9882314 “” in Class 9 to cancel the two trademarks owned by Weibo Interactive due to the lack of the proof of use. We have appealed TRAB’s decisions through the Beijing Intellectual Property Court. On December 25, 2017, Beijing Intellectual Property Court made two first instance judgments, each lifting TRAB’s decision and determining that TRAB issue new decisions on the application for review regarding the two trademarks. On May 8, 2018, TRAB issued two decisions withdrawing its prior decisions on the cancellation of the two marks, and declared No. 9882339 “”valid under the items of “providing online games, club service (entertainment or education), entertainment information (recreation)”, and No. 9882314 “”valid for all registered items including computer programs and computer game software.

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

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. For example, we and a few of our subsidiaries have been named as respondents in an arbitration initiated with the Netherlands Arbitrage Institute. The claimant in this arbitration claimed damages alleging intellectual property infringement by us in breach of certain license agreements. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arbitration” for more information. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this case. Any adverse outcome of this and other cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

In addition, defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

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

Internet content regulation in China is continuously evolving, which can at times result in sustained periods of enhanced enforcement of content censorship, cyber security reviews, user privacy compliance, and internet financial services oversight. In April 2018, relevant regulators have ordered the suspension or significant curtailment of four of China’s most popular news content apps as well as one of the most popular humor platforms, all in connection with content being shared or accessed by users.

In a period of enhanced scrutiny of internet content, we may become subject to regulatory investigations or audits in connection with products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During such investigation, some or all of our products, services, features or functionalities could be terminated, and our apps could be removed from relevant app stores. On April 16, 2019, Cyberspace Administration of China, or the CAC, instructed the Cyberspace Administration of Beijing to interview us for our failure to fulfill the duty to review content posted by users and for transmission of illegal and harmful information. The CAC required us to immediately conduct a self-inspection and make comprehensive improvements. Accordingly, the update of “Sina Blog” and “Sina Spotlight” and the app download services of “Sina Blog” and “Sina News” has been suspended for one month starting from April 17, 2019. It is also possible that a regulatory investigation could result in changes to our policies or practices, result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially averse to our business.

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

User-generated content, or UGC, has become an important source of content to draw traffic to our websites and platforms. Our UGC websites and platforms, including Weibo, light blog, blog, online video, online live streaming, audio streaming and photo gallery, are open to the public for posting. Although we have required our users to post only decent and unobtrusive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant UGC and, even if properly screened, a third party may still find UGC postings on our website offensive and take action against us in connection with the posting of such information. As with other companies who provide UGC on their websites, we have had to deal with such claims in the past and anticipate that such claims will increase as UGC becomes more popular in China. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products and services, and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help our customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” See “ Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.” Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our advertisement delivery system, we may integrate user information such as advertisement response rate, geographic information, behavior information with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

The laws and regulations governing the Fintech service industry are developing and evolving rapidly. If our online loan facilitation service business is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

In July 2017, we acquired a majority equity interest in Beijing Weiju Future Technology Co. Ltd, or Weiju, to launch our online loan facilitation business. In 2018, Weiju generated $47.9 million in revenue. This new business is facing a rapidly evolving regulatory environment.

China has been tightening regulation of Fintech services since mid-2015. The PRC government and relevant regulatory authorities have issued various laws and regulations governing the Fintech services. See “Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Online loan facilitation service” for details of regulations in this industry. To comply with existing laws, regulations, rules and governmental policies relating to online loan facilitation services, we have implemented and will continue to implement various policies and procedures to conduct our loan facilitation business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations, rules, and policies are expected to continue to evolve, we cannot be certain that our existing practices will not be deemed to violate any existing or future laws, regulations, rules, and policies. In particular, our online loan facilitation services are subject to risks and uncertainties in the following aspects:

•                  We currently guarantee the repayment by borrowers in most of the loans facilitated by us. To comply with the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measure, promulgated in August 2016 and the Notice on Initiating Self-inspection of Peer-to-Peer Online Lending Institution Registered in Beijing promulgated in August 2018, both of which prohibit online lending intermediaries from providing guarantee of the repayment of loan principal and interest, we have modified our business model by introducing guarantee service from qualified third parties to gradually replace our guarantee. However, rules and rectification requirements on online lending intermediaries are evolving and tend to become more restrictive. For instance, Beijing Municipal Financial Supervision and Administration Bureau stated that they would increase rectification efforts on the online lending intermediaries in 2019. We may therefore be required to complete rectification within a short term. Failure to do so may cause us to be deemed in violation of the laws and regulations and be even required to terminate this business. In addition, adoption of third-party guarantee will substantially increase our costs, and we cannot assure you that the alternative guarantee arrangement could provide the same level of assurance to lenders and retain the lenders from turning to other online loan facilitation service providers.

•                  The Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, released in December 2017 prohibits online lending information intermediaries from facilitating loans with no designated use of loan proceeds. To comply with Circular 141, Weiju requires borrowers to identify their use of loan proceeds during the loan application process and clearly informs borrowers of the scope of the prohibited uses of loan proceeds and the potential legal consequences. However, it is unclear whether these measures are sufficient to prevent the loans facilitated by Weiju from being regarded as “loans with no designated use of loan proceeds.” Currently, Weiju does no track the actual use of loan proceeds. If the governmental authorities require more specific and complex measures to track the actual use of loan proceeds, Weiju may need to modify its business model and upgrade its system for that purpose. The foregoing measures could cause us to incur substantially additional expenses and reduce or even cease to facilitate the loans to the extent Weiju cannot track the actual use of loan proceeds. Any of the foregoing could cause material and adverse impact on our online loan facilitation service business.

•                  The Circular 141 also prohibits online lending information intermediaries from facilitating loans to any “unspecific customer group.” Weiju has set up certain risk control standards for customers to borrow loans via the Weiju platform, including age limits, region and other specific conditions.  It is unclear whether Weiju’s risk control standards are sufficient to ensure the facilitation of loans to “non-unspecific customer groups” under the Notice on Regulating and Rectifying “Cash Loan” Business. If the governmental authority requires a more specific and complex measure to further identify potential borrowers, Weiju may need to modify its business model and upgrade its system for that purpose. The foregoing measures could cause us to incur substantially additional expenses and reduce or even cease to facilitate the loans to the extent Weiju cannot meet the regulatory requirements. Any of the foregoing could cause material and adverse impact on our online loan facilitation service business.

•                  Certain loans facilitated by Weiju are and will be funded by funding partners that are peer-to-peer lending platforms. These funding partners are also subject to the compliance inspection, examination and rectification campaigns launched by regulatory authorities. If any of these funding partners fail the regulatory examination, their cooperation with Weiju would be adversely affected, which could in turn cause material and adverse impact on our online loan facilitation service business.

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. For example, as part of the contractual arrangements described above, our relevant subsidiaries and the nominee shareholders of the VIEs entered into equity pledge agreements pursuant to which the nominee shareholders of the VIEs pledged their respective equity interests in the VIEs to our respective subsidiaries. We believe that the equity pledge agreements between our subsidiaries and the shareholders of the relevant VIEs as contracts between the parties thereto became effective and valid on the date when the agreements were duly executed. Therefore, lack of registration does not limit the ability of our subsidiaries to enforce their contractual rights against the equity holders of the VIEs under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to transfer the equity interests being pledged in the event of default under contracts secured by the equity pledge. However, according to the PRC Property Rights Law, such pledges can only be perfected upon their registration with the relevant local office of the Administration for Industry and Commerce. Before a successful registration of the equity pledges, we cannot assure you that our subsidiaries’ interests as pledgee will prevail over those of third parties who acquired the equities in the VIEs in good faith. As of the date of this annual report, we have registered the equity pledge on the shares of all our significant VIEs, except for Beijing Weiju Future Technology Co. Ltd., in which case the pledgee is a limited liability partnership and the registration of the equity pledge is not applicable.

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

•                  The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our websites or complete shutdown of our websites. For example, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the state secrecy and public security authorities. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our website. In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the PRC Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to three-year prison on internet users who fabricate or knowingly share defamatory false information online, which leads to serious consequences. The implementation of this judicial interpretation may have a significant and adverse effect on the traffic of our websites, particularly those with user generated contents, and in turn may impact the results of our operations and ultimately the valuation of our stock.

•                  Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. The State Council Information Office (“SCIO”), or other Chinese governmental authorities may prohibit the distribution of certain contents over our media channels, which could also have a material adverse effect on our results of operations.

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

•                  On December 16, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC issued the Rules for the Administration of Video and Audio Programs on microblog, WeChat and other Social Media Platforms, or the Circular 196. Circular 196 requires that any organizations that provide online streaming through social media platforms such as microblog or Wechat must obtain an internet audio/video program transmission license. For those organizations and individuals that do not hold such a license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, broadcasting films and TV shows through social media is required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news. See also “— We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

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

We are required to, but have not been able to, verify the identities of all of our users who post on Weibo or Yizhibo, and our noncompliance exposes us to potentially severe penalty by the Chinese government.

On December 16, 2011, the Beijing Municipal Government issued the Rules on the Administration of Microblog Development, or the “Microblog Rules,” which became effective on the same day. Under the Microblog Rules, users who post publicly on microblogs are required to disclose their real identity information to the microblogging service provider and may still use pen names to reflect their account names on the front end. Microblogging service providers are required to verify the identities of their users. In addition, microblogging service providers based in Beijing are required to verify the identities of all of their users by March 16, 2012, including existing users who post publicly on their websites. On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies that online live-streaming service providers are required to implement real name verification system for users. Several additional regulations, including the Cyber Security Law, the Administrative Measures on Group Chat Service, and the Administrative Measures on Internet User Public Account Information Service, also requires verification of users’ identify when they sign up.

The user identity verification requirements have deterred new users from completing their registrations on Weibo or Yizhibo, and a significant portion of registrations with user identity information provided were rejected because they do not match the Chinese government database.

We have made significant efforts to comply with the verification requirements. However, for reasons including existing user behaviors, the nature of the microblogging product and online live-streaming and the lack of clarity on specific implementation procedures, we have not been able to verify the identities of all of the users who post content publicly on Weibo or Yizhibo. We are potentially liable for our noncompliance and may be subject to penalties including the deactivation of certain features on Weibo or Yizhibo, a written warning, suspension or termination of Weibo or Yizhibo operations, fines, revocation of licenses or business license, or other penalties imposed by the Chinese government. Any of the above actions may have a material and adverse impact on our share price.

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

Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. In April 2015, the State Internet Information Office, which regulates the dissemination of information over internet, informed us of its concerns about the spread of illegal information in our portal website sina.com.cn related to rumors, violence, terrorism, advocating of heresies and distorted news facts. We were further informed that Cyberspace Administration of China might impose punishment including fine, suspension of our internet news service and even shutdown of our portal website unless we improved censorship and control over contents in our websites. Since the standard of “illegal information” is far from clear, there is no assurance that our efforts to improve the censorship and control will be satisfactory to the State Internet Information Office, and we will be subject to the penalties listed above if the State Internet Information Office finds our improvement not sufficient. We are not sure whether the Chinese government will find our other online content inappropriate and therefore prevent us from monetizing the contents in our SINA portal and Weibo or Yizhibo in the future. If they prevent us from offering such services, our profit will suffer.

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

The CAC, which was set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content. The CAC has published a series of regulations on internet contents recently. These regulations include the Regulations on Administration of Internet News Information Service and the Regulations on Administrative Enforcement Procedures for Internet Information Content; the Administrative Measures on Internet Forum Community Service and the Administrative Measures on Internet Comment; the Administrative Measures on Group Chat Service and the Administrative Measures on Internet User Public Account Information Service.

We are also subject to potential liability for user generated content on our websites that is deemed inappropriate or unlawful. Although we attempt to monitor the user generated content on our online properties including Weibo and Yizhibo, we may not always be able to effectively control or restrict the content generated or placed by our users. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up Weibo postings related to certain rumors. The Chinese government may choose to tighten its internet censorship. If the Chinese government decides to restrict the dissemination of information via microblogging services or online postings in general, Weibo, Yizhibo and our other online products could be impaired or even ordered to shut down, which may adversely impact our website traffic, our ability to monetize our services and our brand equity. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so, or to prevent such content from being transmitted, may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In this respect, since the Cybersecurity Law came into effect, we have been subject to several Decisions on Administrative Penalties as well as a Rectification Notice issued to Weimeng due to information transmitted in our platform. In all cases, we have cooperated with the relevant government authorities to take corrective measures.

Furthermore, we may be required to delete content that violates Chinese law and report content that we suspect may violate Chinese law. It is difficult to comprehensively examine and manage the contents by our users and broadcasters on Yizhibo due to the real-time nature of live streaming activities and determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our websites, which may adversely impact our website traffic, brand and financial condition and results of operations.

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

As of December 31, 2018, we had approximately $2.2 billion in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, having been qualified as a software enterprise, is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a reduced tax rate of 12.5% for the subsequent three years. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and thus entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018. The qualification as a “software enterprise” or a “key software enterprise” is subject to annual evaluation by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” or “key software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. In 2018, we recorded a goodwill and acquired intangibles impairment charge of $23.2 million in light of the unsatisfied financial performance and not optimistic forecast of future revenues. As of December 31, 2018, the total amount of our goodwill and acquired intangible assets was $119.0 million. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During 2018, the prices of our ordinary shares on Nasdaq Global Select Market ranged from $52.17 to $124.60 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets, market rumors regarding our company, and media reports about our company. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

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

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could result in adverse United States federal income tax considerations to U.S. Holders.

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income (the “asset test”).

Although we do not believe that we should be treated as a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018, there can be no assurance in this regard.  Additionally, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we may or may not be classified as a PFIC for the current taxable year. Because the value of our assets and the amount of our active goodwill will generally be determined by reference to the market price of  our ADSs and ordinary shares for purposes of the asset test, recent fluctuations in market price of our ADSs or ordinary shares may put us at risk of being classified as a PFIC.  Consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2019, or for any future taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year).

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

If we are characterized as a PFIC for any year, a U.S. Holder (as defined below under “Taxation—United States Federal Income Taxation Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder should consider making a “deemed sale” election. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations.”

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

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2019, we had 69,552,851 ordinary shares outstanding, of which 7,944,386 ordinary shares were held by New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer. Pursuant to a Registration Rights Agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.” Registration of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

Online advertising has been a main source of our revenues since our inception. We started offering mobile value-added services, or MVAS, in 2001, and it contributed significantly to our growth during 2001 to 2004, but started to experience fluctuation and disruption since 2005. As our efforts to diversify our services proposition to users, we launched Weibo in 2009 and started generating revenues from it in 2012. Weibo has experienced rapid growth since then, and superseded our traditional portal advertising segment to become our largest revenue generator in 2015. In 2017, we started offering online loan facilitation service through acquiring of Weiju.

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

In November 2013, we issued $800,000,000 principal amount of convertible senior notes due 2018. The notes bore interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. On December 1, 2016, a number of holders exercised their option rights under the indenture to require us to repurchase their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the repurchase date.  We paid $646.9 million in cash to repurchase such notes. The remaining notes were fully repaid in December 2018.

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

Business and Products

We operate our business through the following three business segments, SINA Portal, Weibo and other businesses. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA Portal and Weibo, such as promoted feeds. Non-advertising revenues include revenues from online loan facilitation service and online payment service, Weibo value-added services (“Weibo VAS”) which mainly includes VIP membership, live streaming and Weibo games.

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

We also provide news information and entertainment content customized for mobile users in in forms of mobile applications, such as SINA News, SINA Finance, SINA Sports, as well as through our mobile portal, SINA.cn, to mobile browsers.

User Offerings

As a leading digital content provider, SINA offers a variety of free interest-based vertical channels through SINA.com, SINA.cn and SINA mobile applications that provide region-focused format and content. The key vertical channels include:

SINA News. SINA News aggregates feeds from news providers, bringing together content from media companies, such as CCTV, Xinhua Net and Xinhua News Agency, People’s Daily and People’s Daily Online, Global Times, China News, Agence France-Presse (“AFP”), Associated Press, Reuters, Getty Images, the Paper and the Beijing News. Through SINA News channel, users have an easy access to breaking news coverage from multiple sources and points of view.

SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the major exchanges around the world, mainly including U.S., London, Shanghai, Shenzhen and Hong Kong stock exchanges, as well as breaking news from individual listed companies and market trend analysis.

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

Cooperation with Partners

In addition, we have closely cooperated with a range of content, service, application and distribution partners in order to serve users more effectively and to extend our brand and services to a broader audience. The goal of SINA.com’s content partnerships is to provide its users with an extensive offering of Chinese-language content. We contract with content partners to display their contents on one or more of our websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements. Some of our leading content providers include the International Olympic Committee, English Premier League, UEFA Champions League, Bundesliga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association, CCTV, ZJTV, HNTV, People’s Daily, Xinhua News Agency, China News Service, Global Times, Getty Images, Beijing News, AFP, Associated Press, Reuters, Nasdaq OMX, London Stock Exchange, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange. For our mobile content, SINA.com has established content partnerships with certain international record companies to provide image and music downloads.

Weibo’s Business and Products

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo serves a wide range of users including ordinary people, celebrities and other public figures, as well as media outlets, businesses, government agencies, charities and other organizations, making it a microcosm of Chinese society. For many people in China, Weibo allows them to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world.

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

Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, Weibo has developed a SIG recommendation engine that makes it easier for our users to discover content and allows advertisers to promote more relevant advertisements to our users. With the high information-density of Chinese characters and users’ ability to personalize content information feed, Weibo is particularly suited for mobile use.

Weibo began monetization on its platform in 2012, and has since experienced rapid revenue growth. Weibo’s revenues increased from $655.8 million in 2016 to $1,150.1 million in 2017 and further to $1,718.5 million in 2018, representing a CAGR of 61.9%. Weibo generates revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as membership fees.

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

•                 Video Community. The video community is the interface aggregating video content from different verticals for users to conveniently access and consume. User could also interact with video content creators and other platform users within the community. Video content offerings are categorized into different channels based on users’ social relationship and vertical interests, such as Story, Movie, Celebrity, Vlog and Media, etc.

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

•                 Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multimedia content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. Weibo enables organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. Weibo also enables business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.

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

•                 Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfy the broadcasting demand of both individual users and business or organization users.

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

•                 Topic Discussion: By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.

In October 2018, Weibo acquired live streaming business from Yizhibo, a live streaming platform in China. Live streaming generates revenue from sales of virtual items on the Yizhibo platform. Users can access the platform and view the live streaming content and interact with the broadcasters for free.

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

•                 Standardized products. Weibo’s standardized products to platform partners include, among others, Trends, Search, Video/Live Streaming, and Editing tools.

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

Products for MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live streaming, images and text. Weibo provides self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracting more self-medias to Weibo’s platform. Weibo’s products and services to them include:

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

Other Businesses and Products

We offer other business and products, mainly including our Fintech services, which mainly consist of online loan facilitation service and online payment service.

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

Technology Infrastructure

Our infrastructure allows users to access its products and services, regardless of their geographical location. Our infrastructure is also designed to provide high-speed access by forwarding user requests to data centers hosting pc sites, mobile sites and mobile applications with faster network or lower loads. Our web pages are generated, served and cached by servers hosted at various co-location data center in mainland China, the U.S., Taiwan and Hong Kong. Our servers mainly run on Linux platforms using Apache, Squid, Nginx, Java, PHP, Redis and Mysql, etc. These servers are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin, TNN in Taipei, Taiwan, China Telecom in Santa Clara, California, as well as NTT in Hong Kong.

We believe that these hosting partners provide operating advantages, including an enhanced ability to protect their systems from power loss, break-ins and other potential external causes of service interruption. They provide continuous customer service, multiple connections to the internet and a continuous power supply to their systems. In addition, SINA conducts online monitoring of its systems for accessibility, load, system resources, traffic, network-server intrusion and timeliness of content. Our mobile applications in China leverage the aforementioned web operation resources by utilizing the wireless infrastructure of mobile network operators in China to provide services to our users. Nevertheless, we have experienced slower response time and suffered outages in the past due to equipment and software downtime as well as bandwidth issues with operators. Although these instances have not had a material adverse effect on our business, similar instances may have a material impact on our business in the future.

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

The development of China’s advertising industry also has impacts on our product offerings and revenue generation. While the entire digital ad market has generated healthy growth in the past few years, certain trends have transformed the market. From regulatory perspective, the Advertisement Law adopted in 2015 and Interim Measures for the Administration of Internet Advertising promulgated on 2016 have set a higher standard for the content, the format of online advertisement and qualification of advertisers. From the perspective of digital ad budget allocation, advertisers have continued to shift budgets from PC to mobile, which has an unfavorable impact on overall portal advertising which has been dominant on the PC side. Information feed advertisement has gradually become a mainstream advertising format on mobile media platforms to serve advertisers’ demands.

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

Overview

The PRC government has enacted an extensive regulatory scheme governing the operation of business with respect to the internet, such as telecommunications, internet information services, international connections to computer information networks, information security and censorship and administrative protection of copyright. Besides the MIIT, the various services of the PRC internet industry are also regulated by various other governmental authorities, such as the State Administration for Market Regulation (“SAMR”, formerly, the State Administration for Industry and Commerce (“SAIC”) which was replaced by the SAMR in 2018 according to the Plan on Reforming the Communist Party of China and the State Institutions), the State Council Information Office (“SCIO”), the Cyberspace Administration of China (“CAC”), the National Radio and Television Administration (“NRTD”), the National  Administration of Press and Publication (formerly, the General Administration of Press and Publication (“GAPP”) which was a department of the General Administration of Press, Publication, Radio, Film and Television (“GAPPRFT”)), the National Copyright Administration (“NCAC”, which was formerly a department of the GAPPRFT), the Ministry of Education (“MOE”), the Ministry of Culture and Tourism formerly, the Ministry of Culture  (“MOC”) and the Ministry of Tourism as two separate ministries which were combined into the MOCT in 2018), the National Health Commission (“NHC”), and the Ministry of National Security.

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

Accordingly, the ICP Company submitted the self-correction scheme to the MII on November 17, 2006. Under the self-correction scheme, (i) the domain name “www.sina.com.cn” mainly used by the ICP Company should be transferred from BSIT to the ICP Company, and (ii) the trademark “SINA” (“新浪”) used by the ICP Company should be transferred from BSIT to the ICP Company. According to the Certificate for Approval of Trademark Transfer issued by the Trademark Office of the SAIC on September 28, 2008, the trademark “SINA” has already been transferred to the ICP Company. The domain name “www.sina.com.cn” has been transferred to the ICP Company as well.

On March 13, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, effective January 1, 2020 and replacing a trio of existing laws regulating foreign investment in China: namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law references pre-establishment national treatment along with a negative industry list for foreign investment. The negative list will be issued by the State Council and list industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) issued in June 28, 2018, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

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

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in July 2018 by the MIIT authorizing the ICP Company to provide national information services of the internet data center service of the first category of the value-added telecommunication service (excluding online resources coordination) and the second category of the value-added telecommunication services (excluding internet information services). The license has been renewed and is valid through April 29, 2019 subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on April 25, 2018, authorizing the ICP Company to provide MVAS in Beijing. The license has been renewed and is valid through April 25, 2023 and subject to annual inspection.

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

Weimeng currently holds a Value-Added Telecommunication Services Operating License, which was issued on March 21, 2018 by the MIIT authorizing Weimeng to provide national information services of the second category of the value-added telecommunication services (excluding internet information services). The license is valid through November 3, 2019 and is subject to annual inspection. Weimeng also holds a Telecommunication and Information Services Operating License, which was issued on by Beijing Communication Administration Bureau authorizing Weimeng to provide internet information services excluding services in the area of news, publishing, education, medicine, health, pharmaceuticals and medical equipment. The license is valid through May 20, 2020 and is subject to annual inspection.

Online Advertising

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

On April 24, 2015 the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015 and was amended in 2018. The Advertising Law applies to all advertising activities conducted via the internet.  The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require internet service providers to authenticate registered users’ identity information and to commit to complying with the “seven basic requirements”, including observing the laws and regulations, upholding the socialist regime, protecting state interests and so on, as well as ensuring the authenticity of any information they provide. Relevant Internet Information Service Providers are responsible for the protection of users’ privacy, the consistency between user information, such as account names, avatars, and the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as, notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continue non-compliance.

On February 2, 2018, the CAC promulgated the Administrative Provision on Microblogging Information Service, or “Microblogging Provisions”, which came into effect March 20, 2018.  The Microblogging Provision requires Microblogging service providers to strictly verify the identification information of registered users, establish an administration system for users who post and spread false information, and record users’ blogging content to be stored for at least six months.

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

On May 2, 2017, the CAC issued the Administrative Provisions for Internet News Information Services, or the New Provisions, which became effective on June 1, 2017. The New Provisions replace the Provisions for the Administration of Internet News Information Services promulgated by the SCIO and the MIIT in 2015, and are intended to help solidify the CAC’ s jurisdiction over internet news information services. The New Provisions require that internet websites, apps, forums, blogs, microblogs, official accounts, instant messaging tools, and network-based broadcasts that provides internet news information services obtain a license for internet news information services. The New Provisions also broaden the scope of internet news information services to include (i) services for collecting, editing, and releasing internet news information; (ii) reposting such news information; and (iii) providing platforms to spread such news information. To apply for such a license, the applicant must satisfy requirements set forth under the New Provisions, such as that it be a legal entity established in the PRC and that its principal or chief editor be a Chinese national. In addition, all internet news providers are explicitly required to review and self-censor content published by them and to take measures to cease transmission and to remove any inappropriate content as it is discovered, as well as maintain relevant records and report such matters to the relevant regulators.

The ICP Company has renewed its internet news information service license, which is valid through March 31, 2020 and subject to annual inspection by the CAC.

Weimeng currently provides a platform for our users to post news, current topics and social events, and has not obtained an internet news information service license. If the relevant government authorities determine that the services provided by Weimeng are internet news dissemination services and an internet news information service license for such services is needed, we will need to apply for the relevant approval and license, which Weimeng might not successfully obtain in a timely manner or at all.

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

In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”). The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

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

In October 2016, the CBRC, the MIIT and the SAIC jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

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

On October 10, 2018, the People’s Bank of China, the Banking and Insurance Regulatory Commission of the PRC, and the Securities Regulatory Commission of the PRC jointly issued the Administrative Measures for Anti-money laundering and Anti-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation) after which the National Internet Finance Association of China (NIFA) issued the Notice on Internet Financial Institutions’ Access to Internet Financial Anti-money laundering and Anti-terrorist Financing Network Monitoring Platform on January 1, 2019. As a result, online financing institutions must complete a registration on anti-money laundering and anti-terrorist financing on this platform before January 31, 2019.

In December 2018, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued an Opinion on Online Lending Institutions Classification and Risk Prevention, or Circular 175, classifying online lending institutions into different types and providing different opinions on the management of these online lending institutions.

In December 2018, the CAC issued Administrative Provisions on Financial Information Services which became effective on February 1, 2019, providing that financial information service providers shall not produce, copy, publish or disseminate information containing the following contents: (i) disseminating false financial information that endangers the state’s financial security and social stability; (ii) distorting the state’s fiscal and monetary policies and financial management policies, disrupting the economic order and harming the interests of the state; (iii) inciting others to commit commercial fraud or economic crimes and causing social impact; (iv) fabricating securities, funds, futures, foreign exchange and other financial market events or news reports; or (v) publicizing financial products and services prohibited by the competent authorities.

In December 2018, the CAC issued Administrative Provisions on Financial Information Services which became effective on February 1, 2019, providing that financial information service providers shall not produce, copy, publish or disseminate information containing the following contents: (i) disseminating false financial information that endangers the state’s financial security and social stability; (ii) distorting the state’s fiscal and monetary policies and financial management policies, disrupting the economic order and harming the interests of the state; (iii) inciting others to commit commercial fraud or economic crimes and causing social impact; (iv) fabricating securities, funds, futures, foreign exchange and other financial market events or news reports; or (v) publicizing financial products and services prohibited by the competent authorities.

In March 2019, the Beijing Internet Finance Industry Association (the “Association”) issued a Notice on the Launch of the Citywide Inspection Action and the Risk Reminder Letter on the Enterprises Providing Diversion Services to Non-Licensed Lending Institutions. This notice and letter summarized the findings of the Association’s investigation into the online “Cash Loan” business, stating that the Association had discovered that numerous internet and social media platforms, not licensed as lending institutions, are nevertheless engaging in the unlicensed “Cash Loan” or “Excess-interest Loan” business via diversion practices undertaken in partnership with licensed lenders. The Association goes on to order relevant enterprises to terminate all such selling of “Cash Loan” products provided by partner institutions immediately, and save all historical data in that connection to further support the Association’s work. In the event of enforcement action taken in this regard by relevant authorities, we may be required to terminate certain of our loan facilitation business services, which could have a material adverse effect on our business.

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

Beijing Sina Payment Technology Co., Ltd., a wholly owned subsidiary of the ICP Company, has obtained a Payment Service License from the People’s Bank of China valid until July 5, 2023, which enables us to engage in nationwide online payment business through the internet and mobile phones.

Online Games

On May 10, 2003, the Provisional Regulations for the Administration of Online Culture were issued by MOC and went into effect on July 1, 2003. It was re-promulgated on February 17, 2011 and further amended on December 15, 2017. According to these regulations, commercial entities are required to apply to the relevant local branch of MOC for an Online Culture Operating License to engage in online games services.

On March 17, 2010, the MOC issued the Interim Measures for the Administration of Online Games which were amended on December 15, 2017, stipulating rules for the first time on the content, market players, business activities, operation activities and legal responsibilities of online games. It establishes the basic principles of engaging in online game activities, and defines the applicable scope and concepts of “online game”, “online game online operation” and “virtual currency of online game”. At the same time, it has made specific institutional arrangements, focusing on online game content management, online game minor protection, online game operators’ business behavior, the issuance and management of online game virtual currency, and the protection of online game users’ rights and interests.

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

Star VI and the ICP Company hold Online Culture Operating Licenses with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Online Culture Operating License with a business scope encompassing the “issuance of virtual currency” issued by MOC in July 2011, has been renewed and is valid through December 30, 2020. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture described above and the Notice on Implementing the revised Provisional Regulations for the Administration of Online Culture issued by MOC in March 2011 apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, commercial entities are required to apply to MOC for an Online Culture Operating License if they intend to engage in any of the following types of activities for the purpose of making profits:

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

The ICP Company currently holds an Online Culture Operating License issued by MOC, which is valid through December 30, 2020,  StarVI currently holds an Online Culture Operating License issued by MOC, which was valid through December 30, 2019. Weimeng currently holds an Online Culture Operating License issued by MOC, which is valid through December 30, 2020.

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

On March 16, 2018, the State Administration of Press, Publication, Radio, Film and Television of the PRC issued the Notice on Further Regulating the Order of Transmitting Online Audio-visual Programs. The notice prohibits all online audio/video service providers from engaging in (i)production and transmission of any unauthorized re-editing, re-dubbing or parody of other films, television programs, and online audio-visual programs, (ii) transmitting any trailers or previews of radio and television programs or audio-visual programs that have not obtained the relevant permit or completed required filing procedures. Further, any audio-visual program service provider which has not obtained the License for Online Transmission of Audio-Visual Programs may not engage in sponsorship of or any form of cooperation with any audio-visual program.

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

Online Live-streaming Services

On November 4, 2016, the CAC promulgated the Regulations on the Administration of Online Live-streaming Services, or the Online Live-streaming Regulations, which became effective on December 1, 2016.

The Online Live-streaming Regulations provides that online live-streaming service providers and distributors must legally obtain the qualification for internet news information services before providing such services on the internet, and engage in online news information services to the licensed extent. Online live-streaming service providers must review all live internet news information and interactions before publishing them, and set up their “chief editor” position if they provide live-streaming services of internet news information. The Online Live-streaming Regulations also stipulate that online live-streaming service providers must carry out their subject responsibility, arrange professionals commensurate with its service size, establish and improve various management systems, and have the technical capability to immediately cut online live-streaming, and its technical plans shall comply with relevant national standards. In addition, online live-streaming service providers must conduct graded and categorized management according to the content category and user scale of online live-streaming, and establish a credit rating management system for online live-streaming distributors as well as a blacklist management system.

On December 2, 2016, the former Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which took effect on January 1, 2017, and provide that the online performances must not involve six types of content, such as “those infringing upon others’ legitimate rights and interests by taking candid photographs or using a hidden recorder.” Entities engaging in online performances must require and verify the registration of performers with their own valid IDs and real names. Moreover, the Measures stress that entities engaging in online performances must improve their own user registration systems, maintain the information provided by users for registration, and take active actions to safeguard the safety of users’ information.

On August 1, 2018, the CAC and the other five PRC governmental authorities jointly issued the Circular on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Circular, which specifies respective duties of online live-streaming service providers, network access service providers and application stores, aiming to prompt relevant internet-based enterprises to fulfill their responsibilities. The Online Live-streaming Services Circular provides that an online live-streaming service provider must make a record filing with the competent telecommunications authority as an internet content provider (ICP). Online live-streaming service providers are also required to apply for a permit with the local authorities if it engages in telecommunications business, livestreaming business for internet news information, online performance, and/or online visual-audio programs. Online live-streaming service providers must make record filings with the local public security authorities within 30 days after live-streaming services have been published on the internet. In addition, online live-streaming service providers are required to implement real name verification system for users, intensify administration of online anchors, establish blacklist system for online anchors, optimize the system of watching and censoring livestreamed content for regulatory purposes, and improve measures to better respond to harmful content.

Production of Radio and Television Programs

On July 19, 2004, the State Administration for Radio, Film and Television promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Production Regulations,” which came into effect as of August 20, 2004 and were amended on August 28, 2015 and October 30, 2018. The Radio and TV Programs Production Regulations provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit.

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through January 2021 and is subject to annual inspection. Additionally, Weimeng also holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is in the process of renewal.

Internet Mapping Services

Under the Surveying and Mapping Law promulgated by the National People’s Congress on December 28, 1992 and amended in August 2002 and April 2017, entities engaged in surveying and mapping services should obtain a surveying and mapping qualification certificate and comply with the state’s surveying and mapping criteria. According to the amended Administrative Rules of Surveying Qualification Certificate and the amended Standard for Surveying Qualification Certificate issued by the National Administration of Surveying, Mapping and Geo-information, or NASMG in August 2014 and July 2014, respectively, non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate to provide internet mapping services.

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

Following the Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into SAMR) and China National Standardization Management Committee issued the Personal Information Security Standard on December 29, 2017, which supplements and refines Cyber Security Law in many aspects. The standard further subdivides personal information into general information and sensitive information, and for sensitive information, including without limitation, ID number, bank account, property information, transaction information, provides that it shall be collected only with the explicit, specific, distinct and clear consent of the users on a fully informed basis.

On November 15, 2018, the CAC and the Ministry of Public Security jointly promulgated the Provisions on the Security Assessment of Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which categorizes service for bbs, blogging, microblogging, chat rooms, communication groups, public accounts, short videos, webcasts, information sharing, small programs, etc. as type of “internet information services capable of creating public opinions or social mobilization.” As a result, the service provider is required to conduct security assessments and submit reports to the local cyberspace authority and public security bureau through the National Internet Security Management Service Platform.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission along with the MIIT, Ministry of Public Security and State Administration for Market Regulation issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via APP, which restates the criteria for legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend certificated APPs.

On March 15, 2019, the CAC and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules for App Security Certification, according to which the state encourages App operators to voluntarily acquire App security certification, and encourages search engines, App stores and other clearly identified Apps to give priority to those that have acquired such certification. The institution responsible for this certification is the China Cybersecurity Review Technology and Certification Center (ISCCC). The testing institution will be determined by the ISCCC according to the certification business requirements and technical capabilities.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed above. Under the Order, these requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, Internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

Following Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into SAMR) and China National Standardization Management Committee issued Personal Information Security Standard on December 29, 2017, which supplements and refines Cyber Security Law in many aspects. The standard further subdivides personal information into general information and sensitive information, and for sensitive information, including without limitation, ID number, bank account, property information, transaction information, shall be collected with explicit, specific, distinct and clear consent of the users on a fully informed basis.

Further, on August 31, 2018, the Standing Committee of the National People’s Congress issued E-commerce Law, which came into force as of January 1, 2019 and specifically regulated the e-commerce activities conducted within the territory of the People’s Republic of China. Generally, e-commerce operators shall abide by the provisions regarding the protection of personal data as stipulated in laws and administrative regulations when collecting and using the personal data of users, also with exemption when competent authorities require e-commerce operators to provide relevant e-commerce data information.

Recently, Office of the Central Cyberspace Affairs Commission along with MIIT, Ministry of Public Security and State Administration for Market Regulation issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via APP on January 23, 2019, which restates the legal collection and use of personal information, encourages APP operators to conduct security certifications and search engines and APP stores to clearly mark and recommend the certificated APP.

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

Income Tax

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. On February 24, 2017 and December 28, 2018, the EIT Law was further revised. Under the EIT Law and the Implementing Rules, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%.

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation and further amended on January 1, 2016, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2018, six of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law.  The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and thus entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018. The qualification as a “software enterprise” and “key software enterprise” is subject to annual evaluation by the relevant authorities in China.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The State Tax Administration issued the Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The State Administration of Taxation issued the Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) on July 27, 2011, which became effective on September 1, 2011 and amended on April 17, 2015, June 28, 2016 and June 15, 2018, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in Circular 82 and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

Value-Added Tax

With the implementation of a pilot program (the “Pilot Program”), we are subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business. Our non-advertising revenue is subject to 6.7% VAT and surcharges.

Labor and Work Safety

The Labor Law of the PRC, or the Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018, provides basic protections for employees. For examples, employers should sign labor contracts with employees if labor relationships are to be established; employers cannot compel employees to work beyond the time limit and should promptly pay wages not lower than local minimum wage standards to employees; employers shall establish and improve occupational safety and health policies and procedures and strictly abide by applicable PRC rules and standards on labor safety and health; and female employees and juvenile employees are given special protection.

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

The capital investments in these VIEs were funded by SINA through SINA’s wholly owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2018, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $294.9 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

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

Exclusive Technical Services Agreement. The ICP Company has entered into an exclusive technical services agreement with STC pursuant to which STC is engaged to provide certain technical services to the ICP Company.  This exclusive technical services agreement can only be prematurely terminated by STC and will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.  Due to its control over the ICP Company, STC has the right to determine the service fees to be charged to the ICP Company by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of the ICP Company, applicable tax rates, planned capital expenditures and business strategies.

The ICP Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC.

Exclusive Sales Agency Agreement. The ICP Company has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the ICP Company. These exclusive sales agency agreements can only be prematurely terminated by STC and will not expire until the ICP Company is dissolved. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the ICP Company in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

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

IAD Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. Pursuant to changes in applicable PRC laws in 2008, we established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

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

In addition to SINA Plaza that we own, we also lease office facilities under non-cancelable operating leases with various expiration dates through 2023. Our servers are primarily maintained at China Telecom and China Unicom branches in cities across China, including Beijing, Shanghai, Guangzhou and Tianjin. We also have servers located at various internet data centers in Taipei, Taiwan, San Jose, California and Hong Kong.

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

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform. In December 2018, Weibo had 462 million MAUs and 200 million average DAUs, increasing from 392 million MAUs and 172 million average DAUs in December 2017, with approximately 93 % MAUs accessed Weibo from mobile devices at least once during the month.

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

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, SMEs as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increase our online advertising revenue in 2018. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

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

Our portal business faces challenges in growing our advertising revenue in near term with accelerated user migration to mobile terminals and diversification of customer marketing spending on various internet advertising sectors. We have renovated our legacy business by focusing on mobile front to gain market share, build up our advertising system, expand our customer base, and enable transactions and execute vertical strategies to diversify our revenue source. During the transformation process, we expect to incur more costs and expenses in near term to build up new talent pool and make investments in product innovation and business opportunities to achieve growth in long-term perspective. The investment in talent and products may reduce our gross margin and profitability in near term. In 2016, we provided an impairment of $36.7 million on our portal advertising segment taking into consideration a number of factors, including but not limited to the expected future cash flows and revenue growth rates.

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

China

Effective January 1, 2008, the EIT Law in China supersedes the previous EIT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%. As of December 31, 2018, some of our subsidiaries were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprises,” which were updated in April 2013. An entity qualified as a software enterprise may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and thus entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 and recognized $10.8 million of tax credit in 2018.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends paid from our PRC subsidiaries to our Hong Kong subsidiaries. If our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2018.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

We did not recognize any amount of unrecognized tax benefits and related interest and penalties in our financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2017 and 2018, respectively, there was approximately $0.6 million unrecognized tax liability, arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to our consolidated financial statements for all periods presented. We do not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of our PRC subsidiaries and VIEs for tax years 2014 through 2018 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In February 2015, the State Administration of Tax issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” Although we believe that it is more likely than not all of our equity transfers during the presented periods would be determined as one with a reasonable commercial purpose, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely affect our financial condition, results of operations and cash flows.

For further information on our tax structures and inherent risks see “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2016, 2017 and 2018 increases by 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenue recognition, allowance for doubtful accounts, stock-based compensation, taxation, net income (loss) per share, business combination, fair value, goodwill, long-lived assets, long-term investments and convertible debt. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We adopted the new revenue guidance ASC Topic 606 “Revenue from Contracts with Customers” as of January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC 605.

Impact on Adoption of New Revenue Guidance

The main impact of our adoption of ASC 606 include i) the presentation of VAT recognized in revenue from “gross” to “net,” which results in equal decreases of revenues and cost of revenues, and ii) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses.

Under the previous guidance of ASC 605, advertising barter transactions for which the fair value of the advertising services was not determinable were recorded at the carrying amount of the advertising surrendered since we did not settle such barter transactions with the counterparties in cash. Under the new guidance of ASC 606, advertising barter transactions are recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers.

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We identify our contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocate the transaction price to the performance obligations within our contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations when control of the promised goods or services transferred to the customers.

Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume of each individual agent with reference to their historical results. We recognize revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”) under ASC 606. We believe that there will not be significant changes to our estimates of variable consideration.

Advertising

We generate our revenues primarily by delivering advertising on our portal properties and Weibo’s social media’s properties. Advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements. Our majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. We believe our estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

Display advertising arrangements allow advertisers to place advertisements on particular areas of our websites or platform, in particular formats and over particular periods of time. Advertising revenues from display advertising arrangements are recognized ratably over the contract period of display, when the collectability is reasonably assured. We enter into cost per day (“CPD”) advertising arrangements with customers, under which we recognize revenues ratably over the contract period. We also enter into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with our customers. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed and we recognize revenues based on the number of times that the advertisement has been displayed.

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

In addition, our contracts with customers may include multiple performance obligations, which primarily consist of combination of services to allow customer to place advertisements on different areas of our websites or platform. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, we determine best estimates of the stand-alone selling price by taking into consideration of the pricing of advertising areas of our platform with similar characteristics and advertisements with similar formats and quoted prices from competitors and other market conditions. We believe our estimation approach in stand-alone selling price and allocation of the transaction price on a relative standalone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Portal Non-advertising Revenues

Online loan facilitation services

We earn loan matching service fees and the post origination services from borrowers based on an agreed fixed percentage of loan amount.  We also provide guarantee on the principal, interest payment and penalty fee of the defaulted loans to lenders. Although we do not sell these services separately, we determined that all deliverables have standalone value. We determined that the financial guarantee was within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 606-25.

We considers the loan matching services and the post origination services as a multiple element revenue arrangement, and first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability. Then the remaining consideration are allocated to the loan matching services and post-origination services using their relative estimated selling prices under ASC 606. The revenue from loan matching service is recognized when our facilitation obligation is completed, which is generally at the loan inception date.  Post-origination revenue is recognized when service is provided.

The estimation of fair value of the guarantee liability and the standalone selling price for loan matching services and the post origination services involves significant judgment.  The value of guarantee liability was estimated with the consideration of discounting expected future payouts, net expected collection rates and a discount rate for time value. We do not have stand-alone selling price for the loan matching service and the post origination service because we do not provide these services separately. Third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees our competitors charge for these services. Since no third-party evidence is available, we generally use our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

Online payment services

We provide online payment service for internet merchants and earn transaction fees from fund transfer transactions. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments) for funds they receive.

Weibo value added services

Weibo value added services allow our users to subscribe to services on Weibo’s websites or platform, mainly including Weibo VIP membership, live streaming and game-related services. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

Weibo VIP Membership is a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Weibo live streaming includes showcase live broadcasting and media live broadcasting that satisfy the broadcasting demand of both individual users and business or organization users. Live streaming generates revenue from sales of virtual items in the Yizhibo platform. Users can access the platform and view the live streaming content and interact with the broadcasters for free. Weibo designs, creates and offers various virtual items for sales to users with pre-determined selling price. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, we share with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as we have determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. We do not have further obligations to the user after the virtual items are consumed.

The majority of the game-related revenues are mostly generated from the purchase of virtual items by game players through our platforms. Each virtual item is considered as a distinctive performance obligation. We collect payments from the game players in connection with the sale of virtual currency, which will later be converted by game player into in-game credits (game tokens) that can be used to purchase virtual items in online games.  We remit certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

We have determined that the game developers are the primary obligors for the game-related services, based on whether the game developers are responsible for developing, maintaining and updating game-related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which our primary responsibility is to promote the games of the developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

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

Contract Balances

We enter into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within our contracts vary by the type and location of our customer and products or services purchased, the substantial majority of which are due in less than one year.

Deferred revenue relate to unsatisfied performance obligations at the end of the period and consist of a) the unamortized balance of license fees, which are mostly derived from a licensing agreement to Leju, a subsidiary of E-House (China) Holdings Limited (“E-House”) and b) the unamortized balance of service fee paid by third parties, which are mainly received from the customer advance of advertising and marketing services and online gaming business. The deferred revenues are amortized on a straight-line basis through the service period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the customers decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. Allowance for doubtful accounts charged to our income statement was $14.6 million, $8.5 million and $15.4 million for 2016, 2017 and 2018, respectively.

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

We measure the equity method investments at fair value on a non-recurring basis only if an impairment charges were to be recognized. For those investments without readily determinable fair value, we measure them at fair value when observable price changes or impairments are identified. The fair values of our privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair values of our investments in private equity funds are measured using net asset value per share as a practical expedient, provided certain criteria are met. Non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

We use significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors. The carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities (excluded for guarantee liabilities) approximates fair value.

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

Long-lived Assets

Intangible assets mainly include land use rights and certain intangible assets arising from acquisitions. Land use rights represent the land use rights acquired for the purpose of constructing offices, which was amortized on a straight-line basis over the term of the land use right period, approximately 50 years. The acquisition related intangible assets are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from one to ten years.

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

Equity Securities Accounting For Under the Equity Method

We use the equity method to account for common-stock-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control the entity.

Equity Investments Other Than Equity Method Investments Prior to 2018

Before adopting ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, for long-term investments over which we do not have significant influence, the cost method accounting was used. For long-term investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is also used. Investments in limited partnerships over whose operating and financing policies we have virtually no influence are accounted for using the cost method.

Marketable equity securities were reported at fair value, classified and accounted for as available-for-sale securities prior to 2018 and their changes in fair value were previously reported in other comprehensive income.  We assessed our available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If we determined a decline in fair value is other-than-temporary, the cost basis of the individual security was written down to fair value as a new cost basis and the amount of the write-down was accounted for as a realized loss charged to the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and are not adjusted for subsequent recoveries in fair value.

Adoption of ASU 2016-1

Beginning January 1, 2018, we measure equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable efforts” to identify price changes that are known or that can reasonably be known.

The marketable equity securities were reclassified as investment with readily determinable fair values beginning January 1, 2018. There will no longer be an available-for-sale classification for equity securities. Prior to the adoption of ASU 2016-01, we recorded investments in private equity funds without significant influence exerted by us under cost method. Under the new guidance, investments in private equity funds using the Net Asset Value (“NAV”) practical expedient under ASC 820 are required to be measured at fair value on a recurring basis.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we have to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in entities over which we can exercise significant influence and hold an investment in voting common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment -— Equity Method and Joint Ventures. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

We assess our investments for impairment by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear and requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, we estimate the fair value of the investment and write down the asset to its fair value, taking the corresponding charge to the consolidated statements of comprehensive income (loss).

Convertible debt

We determine the appropriate accounting treatment of convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, we may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date. We present the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

Recent Accounting Pronouncements

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We will adopt the new lease standard beginning the first quarter of fiscal year 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. The impact of initially applying the guidance on the opening balance of 2019 is estimated mainly to be recognition of approximately $35 million to $40 million of leasing related assets and liabilities that arise from operating leases, respectively.

In June 2016, the FASB issued of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for us in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU No. 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. We are currently evaluating the impact of adopting ASU No. 2016-13 on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. We will early adopt the guidance on January 1, 2019 on a prospective basis and no impact is expected from the amendments.

Results of Operations

Net revenues

We have adopted new revenue guidance ASC Topic 606 “Revenue from Contracts with Customers” beginning January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC 605.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2016		2017		2018		YOY 2017	YOY 2018
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Portal Advertising	304,090	30	320,473	20	290,215	14	5	(9)
Weibo	651,915	63	1,140,876	72	1,706,700	81	75	50
Others	74,931	7	122,535	8	111,412	5	64	(9)
	1,030,936	100	1,583,884	100	2,108,327	100	54	33

We generate revenues from (1) portal advertising business, which includes advertising on SINA.com and SINA mobile properties, (2) Weibo, which includes revenues from Weibo advertising and marketing as well as Weibo value added services (“VAS”), and (3) other channels, which mainly include our Fintech services and mobile value added services (“MVAS”).

2018 Compared to 2017.  Our total net revenues increased by 33% year over year from $1,583.9 million in 2017 to $2,108.3 million in 2018, mainly due to the growth of revenues from Weibo.

2017 Compared to 2016.  Our total net revenues increased 54% year over year from $1,030.9 million in 2016 to $1,583.9 million in 2017, mainly due to the growth of revenues from Weibo.

Portal Advertising

Substantially all of our portal advertising revenues are generated from China. Automobiles, fast-moving consumer goods, internet services, financial services and IT sectors were our top advertising sectors in 2018, accounting for approximately 68%, respectively, of our portal advertising revenues in China. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of offering websites. We maintain a variety of traffic metrics for our internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these and other reasons, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

2018 Compared to 2017.  Our portal advertising revenues decreased by 9% year over year from $320.5 million in 2017 to $290.2 million in 2018. The decrease was mainly due to the presentation of value added tax under new revenue guidance, the unfavorable currency changes and reduction of advertisement budget by SME customers. We expect revenue from SME customers to stablize in 2019. Revenues generated from mobile devices have been increasing, and we have seen a rapid growth of traffic on our mobile properties in recent years. We generated 81% of portal advertising revenues from mobile devices in 2018, compared to 59% in 2017. We expect revenues generated from mobile traffic as a percentage of the total portal advertising revenues to continue to increase in 2019.

2017 Compared to 2016.  Our portal advertising revenues increased by 5% year over year from $304.1 million in 2016 to $320.5 million in 2017. The increase was mainly due to the increased revenue from brand advertisers, which resulted from the growth of traffic on our mobile properties and the favorable foreign exchange impact. The increase of revenues from SME customers was flat from 2016 to 2017. Additionally, revenues generated from mobile devices have been increasing, as we witnessed a rapid growth of traffic on our mobile properties in recent years. We generated 59% of portal advertising revenues from mobile devices in 2017, compared to 46% in 2016.

Weibo

The following table sets forth the breakdown of revenues from Weibo, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2016		2017		2018		YOY 2017	YOY 2018
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Advertising and Marketing	567,097	55	991,393	63	1,499,070	71	75	51
Weibo VAS	84,818	8	149,483	9	207,630	10	76	39
	651,915	63	1,140,876	72	1,706,700	81	75	50

2018 Compared to 2017.  Revenues from Weibo increased by 50% year over year from $1,140.9 million in 2017 to $1,706.7 million in 2018.

•                  Advertising and marketing revenues from Weibo grew by 51% from $991.4 million in 2017 to $1,499.1 million in 2018. Revenue from key accounts grew by 80% from $374.7 million in 2017 to $673.9 million in 2018, largely attributed to the increased diversity of Weibo’s advertising offerings and an increasing number of key account customers allocating more digital advertising budget to social marketing. Revenue from SMEs grew by 33% from $532.0 million in 2017 to $707.5 million in 2018, primarily attributed to the expansion of advertising inventory, new and upgraded advertisement products and features, and increase in user engagement. Revenue generated from Alibaba (China) Co., Ltd., or Alibaba grew by 39% from $84.7 million in 2017 to $117.7 million in 2018, primarily attributed to Weibo being a key platform for Alibaba in the fields of e-commerce, marketing, fans accumulation and fans interaction. In 2018, mobile advertising revenues accounted for approximately 83% of Weibo’s total advertising and marketing revenues, as compared to 76% in 2017, due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs increased by 19% year over year to 431 million in December 2018. We expect our mobile advertising revenues to continue to increase in absolute amount and as a percentage of our total advertising and marketing revenues in 2019.

•                  Revenues from Weibo VAS increased by 39% from $149.5 million in 2017 to $207.6 million in 2018. The increase was primarily attributed to the revenue growth of Weibo’s VIP membership, which increased by 48% year over year from $66.2 million in 2017 to $98.2 million in 2018, primarily attributed to the increase of our user base, as well as the newly acquired Yizhibo business, which attributed $28.0 million live streaming revenue in 2018. Revenues generated from game-related service remained stable from $27.6 million in 2017 to $27.3 million in 2018. We expect our value-added services revenues to continue to increase in total in 2019.

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

	For the Year Ended December 31,
							% of Change
	2016		2017		2018		YOY 2017	YOY 2018
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Fintech Services	33,596	3	82,819	5	74,246	3	147	(10)
Others	41,335	4	39,716	3	37,166	2	(4)	(6)
	74,931	7	122,535	8	111,412	5	64	(9)

Our other revenues include revenues from Fintech services and other services, which mainly include MVAS and amortized deferred revenues related to license granted to Leju.

Revenues derived from our Fintech services mainly include online payment services and online loan facilitation service. We started to provide online payment service in 2013, and expanded our service offering to include online loan facilitation service by acquiring Weiju in July 2017.

2018 Compared to 2017.  Our other revenues decreased by 9% year over year from $122.5 million in 2017 to $111.4 million in 2018. Our Fintech service revenues decreased by 10% from $82.8 million in 2017 to $74.2 million in 2018 mainly due to the decreased revenue from online payment service due to the strict government regulation on the peer-to-peer industry. Excluding our Fintech service revenues, our other revenues decreased by 6% from $39.7 million in 2017 to $37.2 million in 2018. We had amortized deferred revenues of $10.4 million in 2018, same as in 2017. As of December 31, 2018, our license agreements with Leju had an unamortized balance of $54.1 million.

2017 Compared to 2016.  Our other revenues increased by 64% year over year from $74.9 million in 2016 to $122.5 million in 2017. Our Fintech service revenues increased by 147% from $33.6 million in 2016 to $82.8 million in 2017 mainly resulting from the increased revenue from our online payment service and our acquired online loan facilitation service. Excluding our Fintech service revenues, our other revenues decreased by 4% from $41.3 million in 2016 to $39.7 million in 2017. We had amortized deferred revenues of $10.4 million in 2017, same as in 2016. As of December 31, 2017, our license agreements with Leju had an unamortized balance of $64.5 million.

Cost of revenues

The following table sets forth the breakdown of our cost of revenues.

	For the Year Ended December 31,
				% of Change
	2016	2017	2018	YOY 2017	YOY 2018
	(in thousands, except percentages)
	US$	US$	US$	%	%
Portal Advertising	136,196	121,278	117,600	(11)	(3)
Weibo	170,945	230,952	277,648	35	20
Others	47,555	61,907	56,792	30	(8)
	354,696	414,137	452,040	17	9

Our cost of revenues increased by 17% from $354.7 million in 2016 to $414.1 million in 2017, and further increased by 9% to $452.0 million in 2018, mainly due to the increases in the costs associated with Weibo.

Portal Advertising

Cost of portal advertising revenues consists primarily of expenses associated with the production of our websites, including fees paid to third parties for internet connection and content, revenues share with third parties, labor-related costs, stock-based compensation and equipment depreciation expenses. Prior to 2018, cost of advertising revenues also included 6.7% VAT and relevant surcharges and 3% cultural business construction fees on advertising revenues from China. As a result of our adoption of ASC 606, effective beginning January 1, 2018, we changed the presentation of the value-added tax (“VAT”) from gross basis to net against revenue, which resulted in decreases in both revenues and cost of revenues.

2018 Compared to 2017.  Cost of portal advertising revenues decreased by 3% from $121.3 million in 2017 to $117.6 million in 2018 due to the decrease of $21.0 million in VAT as a result of the adoption of the new revenue guidance, partially offset by an increase in content fees of $12.0 million and an increase in labor cost of $4.5 million.

2017 Compared to 2016.  Cost of portal advertising revenues decreased by 11% from $136.2 million in 2016 to $121.3 million in 2017 due to the decrease in content costs of $11.7 million, direct labor cost of $5.8 million, partially offset by the increase in VAT cost and surcharges of $2.2 million.

Weibo

Cost of Weibo revenues consists mainly of costs associated with the maintenance of our Weibo platform, such as bandwidth and other infrastructure costs, as well as personnel-related expenses, stock-based compensation, content licensing fees, revenue-share cost and turnover taxes levied on Weibo revenues (no VAT tax since 2018).

2018 Compared to 2017.  Cost of Weibo revenues increased by 20% from $231.0 million in 2017 to $277.6 million in 2018. The increase was primarily due to an increase of $53.5 million in revenue sharing cost primarily related to advertisement production and live streaming business, an increase of $16.9 million in content expenditure, and an increase of $13.3 million in labor cost, partially offset by a decrease of $44.8 million in turnover taxes due to the adoption of ASC 606, resulting VAT excluded from cost of revenues in 2018. We expect our cost of revenues to increase in absolute amount in the foreseeable future.

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

Others

Cost of other revenues mainly consists of fees or royalties paid to third-party content and service providers, costs for providing the enterprise services and employee related cost for non-advertising business.

2018 Compared to 2017.  Cost of other revenues decreased by 8% from $61.9 million in 2017 to $56.8 million in 2018, mainly due to the decrease in our online payment business.

2017 Compared to 2016.  Cost of other revenues increased by 30% from $47.6 million in 2016 to $61.9 million in 2017, mainly due to the increased cost from Fintech services mainly arising from acquisition of online loan facilitation services and the growth of our online payment business.

Gross margin

The following table sets forth the gross margin for each of our business lines for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	%	%	%
Gross margin:
Portal Advertising	55	62	59
Weibo	74	80	84
Others	37	49	49
Overall	66	74	79

Overall gross margin increased 8 percentage points in 2017, and increased 5 percentage points in 2018, which was attributable to our revenue reporting changed from gross basis to net basis under the new accounting standard adopted starting from January 1, 2018.

Portal Advertising

The year-over-year gross margin of portal advertising in 2018 decreased by 3 percentage points, which was mainly due to the decreased revenue from SME customers. Portal advertising gross margin increased by 7 percentage points in 2017, which was mainly due to the increased revenue and the continuous saving in content costs.

Weibo

Weibo gross margin increased by 4 percentage points year over year in 2018, mainly due to our revenue reporting changed from gross basis to net basis under the new accounting standard adopted starting from January 1, 2018. Weibo gross margin increased by 6 percentage points year over year in 2017, mainly due to the sharply increased revenue in Weibo.

Others

Gross margin related to other revenues in 2018 remained flat as compared to 2017. Gross margin related to other revenues increased by 12 percentage points year over year in 2017, mainly due to the increase of revenue portion from loan facilitation service, which is with a relatively higher gross margin in 2017.

Operating expenses

The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
	2016		2017		2018		YOY 2017	YOY 2018
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Sales and marketing	247,068	24	408,856	26	699,962	33	65	71
Product development	216,228	21	267,392	17	345,942	16	24	29
General and administrative	99,474	10	104,923	6	120,184	6	5	15
Goodwill and acquired intangibles impairment	40,194	4	—	—	23,245	1	(100)	100
Total	602,964	59	781,171	49	1,189,333	56	30	52

Operating expenses increased by 52% from $781.2 million in 2017 to $1,189.3 million in 2018, primarily due to the increase in marketing expenditure, payroll related cost and the impairment charges related to goodwill and acquired intangibles impairment in 2018. Operating expenses increased by 30% from $603.0 million in 2016 to $781.2 million in 2017, primarily due to the increase in marketing expenditure and payroll related cost, offset by the decrease in the impairment charges related to goodwill and acquired intangibles impairment in 2017 relative to 2016.

Sales and marketing.

Sales and marketing expenses consist of payroll, commissions and other employee-related expenses, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 24%, 26% and 33% in 2016, 2017 and 2018, respectively. We expect our sales and marketing expenses to continue to increase in absolute dollars terms in the near future.

2018 Compared to 2017.  Sales and marketing expenses increased by 71% from $408.9 million in 2017 to $700.0 million in 2018, primarily due to an increase of $140.5 million in channel marketing expenses, an increase of $112.8 million advertising for advertising barter transactions, an increase of $30.3 million employee-related expenses associated with new hires and salary increases. The increased channel marketing expenses was due to investment in user acquisition and promotion for both Weibo and SINA News app. We adopted the new revenue guidance starting from January 1, 2018, which resulted in an increase in marketing expense related to barter transactions.

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

Product development.

Product development expenses consist primarily of payroll and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 21%, 17% and 16% in 2016, 2017 and 2018, respectively. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

2018 Compared to 2017.  Product development expenses increased by 29% from $267.4 million in 2017 to $345.9 million in 2018, primarily due to an increase of $48.7 million in employee-related expenses mainly resulting from new hires and salary increases, and an increase of $14.2 million in in infrastructure cost.

2017 Compared to 2016.  Product development expenses increased by 24% from $216.2 million in 2016 to $267.4 million in 2017, primarily due to an increase of $33.2 million in employee-related expenses resulting from new hires and salary increases and an increase of $8.4 million in in stock-based compensation.

General and administrative.

General and administrative expenses consist primarily of payroll-related costs, stock-based compensation, professional service fees and provisions for doubtful accounts. General and administrative expenses as a percentage of net revenues were 10%, 6% and 6% in 2016, 2017 and 2018, respectively. We expect our general and administrative expenses to continue to increase in absolute dollar terms in the near future.

2018 Compared to 2017.  General and administrative expenses increased by 15% from $104.9 million in 2017 to $120.2 million in 2018, mainly due to the increase of $7.0 million in bad debt expenses, an increase of $4.7 million in employee-related expenses and an increase of professional fees.

2017 Compared to 2016.  General and administrative expenses increased by 5% from $99.5 million in 2016 to $104.9 million in 2017, mainly due to an increase of $5.2 million in employee-related expenses and an increase of $2.4 million in stock-based compensation, partially offset by the decrease of $5.6 million in bad debt expenses.

Goodwill and acquired intangibles impairment. We recognized a goodwill and acquired intangibles impairment charge of $40.2 million and $23.2 million in 2016 and 2018, respectively, while no goodwill impairment charges were recorded in 2017.  The goodwill and acquired intangibles impairment recognized in 2016 and 2018 was due to the decreased revenue, the unsatisfied financial performance and not optimistic forecast of future revenues of certain report units.

Interest and other income, net

The following table sets forth the breakdown of interest and other income net for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands)
Interest income	38,024	43,150	83,233
Interest expenses	(13,118)	(4,557)	(20,749)
Other income (expenses), net	1,307	4,103	6,871
	26,213	42,696	69,355

Interest income. Interest income increased by 93% to $83.2 million in 2018 from $43.2 million in 2017 and increased by 13% to $43.2 million in 2017 from $38.0 million in 2016, primarily due to the increase in the average cash balance and higher interest rate when compared with prior periods.

Interest expense. Interest expense increased by 355% to $20.7 million in 2018 from $4.6 million in 2017, primarily due to the increased interest expenses of Weibo’s convertible notes. Interest expense decreased by 65% to $4.6 million in 2017 from $13.1 million in 2016, primarily due to a decreased interest expenses of our 2018 convertible notes as the result of partial repurchase of our 2018 convertible notes in December 2016.

Other income (expenses), net. Other income (expenses) consists primarily of net currency transaction gain or loss, dividend income of investments and government grants. In 2016, we recorded a net foreign currency transaction income of $0.3 million. In 2017, we recorded a net foreign currency transaction loss of $2.0 million. In 2018, we recorded a net foreign currency transaction gain of $0.8 million. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related losses.

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

In 2016, 2017 and 2018, we recorded a loss of $15.2 million, $30.8 million and $9.1 million, respectively, from investments related to E-House in 2016, and Leju in 2017 and 2018. The decrease in the Leju loss from 2017 to 2018 was mainly due to better performance achieved by Leju, including higher revenue and better control over expenditures. The increase in the Leju loss from 2016 to 2017 was mainly due to restrictive government policy in real estate industry in China. The loss from equity method in E-House related investments in 2016 was mainly due to a higher expenditures for the offline store business in 2016. We also recorded income of $3.5 million, $14.7 million and $10.2 million in 2016, 2017 and 2018, respectively, from our other equity method investments.

Realized gain (loss) on long-term investments and fair value changes through earnings

The following table summarizes realized gain (loss) and fair value change through earnings on our long-term investments for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands, except percentages)
Alibaba(1)	44,209	92,327	—
E-House(2)	4,603	—	—
Youku Tudou(3)	34,514	—	—
Fair value changes from investments in equity securities	—	—	(74,181)
Fair value changes from investments in private equity funds	—	—	4,161
Fair value changes arising from investments using alternative measurement methods(4)	—	—	166,553
Gain from disposing of investments under cost methods(5)	159,486	14,000	—
Others	46,881	25,680	2,729
Total	289,693	132,007	99,262
% of total net revenues	28%	8%	5%

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

(2)         In 2016, we disposed of all the shares we held in E-House and realized a disposal gain of $4.6 million.

(3)         In 2016, with the completion of Youku Tudou’s privatization, we recognized a gain of 34.5 million.

(4)         Upon the adoption of ASU 2016-01, we elected the measurement alternative to report changes in the carrying value of the equity investments in our current earnings. In 2018, we identified observable price changes in orderly transactions and recognized $166.6 million in upward adjustment for fair value changes. No downward adjustment was identified in 2018.

(5)         A majority of the disposal gain in 2016 was resulted from the sale of an investment we held in certain private company, which focuses on developing media applications in China. Other disposal gain is individually immaterial.

Investment related impairment

In 2016, 2017 and 2018, we recorded $44.4 million, $123.0 million and $81.3 million, respectively, in impairment charges to the carrying value of our investments related accounts as a result of the lower-than-expected performance. Included in the impairment charges of 2017 and 2018, we recorded a charge of $113.1 million in 2017 to write down the carrying value of the investment in Leju to its fair value, based on quoted closing price of $1.84 per ADS for Leju. We believe the impairment made in Leju was other than temporary by considering (i) the tightening of government policy in real estate industry in China, (ii) severity of the decline of Leju’s stock price after the investment and (iii) Leju’s financial condition, operating performance and its prospects. Other investment related impairments were individually immaterial.

Income tax expense

The following table sets forth details of our income tax expense for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands, except percentages)
Current income tax provision	32,689	77,890	95,524
Deferred income tax (benefits) provision	(5,470)	(3,214)	33,560
Total	27,219	74,676	129,084
Income tax expenses applicable to China operations	11,985	73,165	129,406
Income from China operations	179,463	504,184	699,090
Effective tax rate for China operations	7%	15%	19%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2018 was 19%, compared to 15% in 2017. The increase in effective tax rate for China operations in 2018 as compared to 2017 was mainly due to the higher impact from the change of valuation allowance on deferred tax assets and permanent differences, which was offset by the preferential tax rate effect of Weibo Technology’s key software enterprise qualification obtained in 2018.

The effective income tax rate for our China operations in 2017 was 15%, compared to 7% in 2016. The increase in effective tax rate for China operations in 2017 as compared to 2016 was mainly due to the change in tax status of Weibo Technology in 2017 from being fully tax exempt to being subject to a reduced enterprise income tax rate of 12.5%.

Net income

As a result of the foregoing, our net income in 2016, 2017 and 2018 was $277.3 million, $349.6 million and $426.3 million, respectively.

Net income attributable to SINA’s ordinary shareholders

Our net income attributable to SINA’s ordinary shareholders for 2016, 2017 and 2018 was $225.1 million, $156.6 million and $125.6 million, respectively.

Liquidity and Capital Resources

	As of December 31,
	2016	2017	2018
	(in $ thousands)
Cash, cash equivalents and short-term investments	1,797,065	3,372,543	2,345,334
Working capital	1,684,789	2,829,813	2,189,037
Convertible debt (1)	153,092	879,983	884,123
Total SINA shareholders’ equity	2,679,590	2,846,842	2,717,791

(1)         Compared to the amount of convertible debt we recorded in 2016, the amount of our convertible debt in 2017 increased due to the issuance of $900 million convertible senior notes due 2022 by Weibo in October 2017, which bear interest at a rate of 1.25% per year. Compared to the amount of convertible debt we recorded in 2017, the increase of our convertible debt in 2018 was due to the amortization of its issuance cost.

As of December 31, 2016, 2017 and 2018, our accumulated earnings were $435.1 million, $37.7 million and $212.0 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2016, 2017 and 2018 were $1,797.1 million, $3,372.5 million and $2,345.3 million, respectively.  We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes by us in November 2013 and by Weibo in October 2017, and the proceeds received from the private placement in November 2015. The decrease in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2018 as compared to the amount as of December 31, 2017 was primarily due to the continued investment activities, the execution of our share repurchase program and repayment of our convertible senior notes. Except for the cash flow from operating activities, the increase in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2017 as compared to the amount as of December 31, 2016 was primarily due to the cash received from the issuance of a $900 million convertible senior notes by Weibo, which was partially offset by a share repurchase of $47.6 million from the Company, in the fourth quarter of 2017. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

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

The following tables set forth the movements of our cash, cash equivalents and restricted cash for the periods presented.

	For the Year Ended December 31,
	2016	2017	2018
	(in $ thousands)
Net cash provided by operating activities	443,649	596,290	311,037
Net cash (used in) provided by in investing activities	945,798	(987,947)	(447,909)
Net cash provided by (used in) financing activities	(603,410)	886,970	(408,514)
Effect of exchange rate changes on cash and cash equivalents	(41,197)	62,459	(18,485)
Net increase (decrease) in cash, cash equivalents and restricted cash	744,840	557,772	(563,871)
Cash, cash equivalents and restricted cash at the beginning of year	904,091	1,648,931	2,206,703
Cash, cash equivalents and restricted cash at the end of year	1,648,931	2,206,703	1,642,832

Operating activities

Net cash provided by operating activities in 2018 was $311.0 million. This was attributable to our net income of $426.3 million, adjusted by non-cash expenses including stock-based compensation of $95.1 million, investment related impairment of $81.3 million, depreciation and amortization of $41.2 million, deferred tax provision of $33.6 million, goodwill and acquired intangibles impairment of $23.2 million, allowance for doubtful accounts of $15.4 million, partially offset by the fair value changes through earnings on our investments of $96.5 million. The net decrease in cash from working capital items was $312.9 million, mainly due to the increase in accounts receivable, prepaid and other current assets and decreased amount due to customers, partially offset by the increase in accrued expenses and other current liabilities, account payable, which mainly resulted from the increase in accrued marketing expenses and sales rebate, deposits received from secured loan and income tax payable. The increase in accounts receivable was mainly arising from the revenue growth.

Net cash provided by operating activities in 2017 was $596.3 million. This was attributable to our net income of $349.6 million, adjusted by non-cash expenses including investment related impairment of $123.0 million, stock-based compensation of $91.4 million, depreciation of $28.6 million, net loss from equity method investments of $16.1 million, allowance for doubtful accounts of $8.5 million, partially offset by the realized gain on our investment of $132.0 million. The net increase in cash from working capital items was $101.7 million, mainly due to the increase in accrued expenses and other current liabilities, account payable, income tax payable and deferred revenue, partially offset by the increase in accounts receivable and decreased amount due to customers. The increase in accrued expenses and other current liabilities and account payable resulted from the increase in payroll payable and accrued sales rebate. The increase in accounts receivable was in line with revenue growth.

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

Investing activities

Net cash used in investing activities in 2018 was $447.9 million. This was a result of the purchase of short-term investments of $2,357.3 million, cash paid for long-term investments (including prepayment) of $1,008.4 million, the purchase of land use rights of $216.1 million, the net payment for business acquisitions of $47.0 million and cash paid for property and equipment purchases of $46.5 million, partially offset by the maturities of short-term investments of $2,933.6 million and the proceeds received from disposal of our investments or refund of our prepayment in investments of $293.5 million.

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

Financing activities

Net cash used in financing activities in 2018 was $408.5 million, which mainly consisted of repurchase of ordinary shares of $249.3 million, $153.1 million paid for the repayment of our convertible senior notes on the due date and $150.6 million repayment for bank loans, partially offset by $143.9 million of proceeds from bank loans.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(in $ thousands)
Operating lease obligations(1)	45,873	16,692	25,607	3,574	—
Purchase commitments(2)	675,510	651,333	23,950	227	—
Short-term bank loans	79,434	79,434	—	—	—
Capital commitments(3)	12,817	12,715	102	—	—
Equity investments	167,633	167,633	—	—	—
2022 convertible notes (4)	945,000	12,750	22,500	909,750	—
Total contractual obligations	1,926,267	940,557	72,159	913,551	—

(1)         Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2023.  Rental expenses for 2016, 2017 and 2018 were $24.5 million, $13.7 million and $17.9 million, respectively. The majority of the commitments are from our office lease agreements in China.

(2)         Purchase commitments mainly include minimum commitments for internet connection, content and services related to website operation and marketing activities.

(3)         Capital commitment was primarily related to commitments on the purchase of fixed assets and the payment on leasehold improvements.

(4)         Convertible debt includes the future maximum commitment related to the principal and interests of the convertible notes that Weibo issued in October 30, 2017 with annual interest rate of 1.25% and a maturity date of November 15, 2022.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of this annual report:

Name	Age	Position
Charles Chao	53	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Bonnie Yi Zhang	45	Chief Financial Officer (Principal Financial and Accounting Officer)
Hong Du	47	President and Chief Operating Officer
Qingxu Deng	43	Senior Vice President
Bin Zheng	53	Senior Vice President
Ter Fung Tsao	73	Independent Director
Yan Wang	46	Independent Director
Song-Yi Zhang	63	Independent Director
Yichen Zhang	55	Independent Director
James Jianzhang Liang	49	Independent Director

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

Qingxu Deng has served as our Senior Vice President of Operation since March 2018. Mr. Deng had served as our Vice President from August 2015 to February 2018. Mr. Deng joined us in April 2001 and worked in Finance Channel and Technology Channel successively. Mr. Deng served as Deputy Chief Editor of Finance Center from February 2011 to December 2014 and General Manager of Finance and Technology Division from January 2015 to July 2015. Prior to joining us, Mr. Deng worked at Xinhuanet. Mr. Deng holds a B.S. in Economics from Dongbei University of Finance & Economics and an M.A. in Journalism from Renmin University of China.

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

James Jianzhang Liang has served as a director since December 2017. Mr. Liang is one of the co-founders and the Executive Chairman of the board of Ctrip International, Ltd. (Nasdaq: CTRP), a leading travel service provider in China. He has been Ctrip’s Chairman since August 2003. Mr. Liang served as Ctrip’s chief executive officer from 2000 to January 2006, and from March 2013 to November 2016.  Under his leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business initiatives.  Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. He has also authored multiple publications, including the influential Too Many People in China? and the Rise of the Network Society. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of MakeMyTrip (Nasdaq: MMYT). He is also an economics professor at Peking University. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

There are no family relationships among any of the directors or executive officers of Sina Corporation. Our board of directors has determined that the following directors, representing a majority of our directors, are “independent” as defined under Nasdaq Marketplace Rule 5605(a)(2): Yan Wang, Ter Fung Tsao, Yichen Zhang, Song-Yi Zhang and James Jianzhang Liang. We intend to maintain a majority of independent directors on the Board.

B.            Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2018, we paid an aggregate of approximately $2.0 million in cash compensation to our executive officers and non-employee directors as a group.

In 2018, we granted an aggregate of 25,000 restricted share units to non-employee directors and an aggregate of 1,000,000 restricted share units to our executive officers under our share incentive plans. No options were granted to our non-employee directors or executive officers in 2018. In addition, Weibo granted an aggregate of 460,000 restricted share units under its share incentive plans to our directors and executive officers in 2018.

SINA’s Share Incentive Plans

Amended and Restated 2007 Share Incentive Plan

Our 2007 share incentive plan was adopted on June 29, 2007 and amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). A total of 10,000,000 ordinary shares were available for issuance pursuant to awards granted under the Amended and Restated 2007 Plan then. The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the Amended and Restated 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

Upon its adoption, the Amended and Restated 2007 Plan replaced our 1999 Stock Plan and 1999 Directors’ Stock Option Plan. Our Amended and Restated 2007 Plan terminated on August 1, 2015. No addition awards could be made under our Amended and Restated 2007 Plan after its termination, but the termination of the plan would not impair any award previously granted under the plan.

As of March 31, 2019, there were 246,743 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan.

2015 Share Incentive Plan

In July 2015, we adopted our 2015 share incentive plan, or the 2015 Plan. The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of March 31, 2019, there were 2,211,332 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—
Zhang, Bonnie Yi	*	(1)	—	February 5, 2015	—
	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—
Du, Hong	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	November 25, 2014	—
	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—
Deng, Qingxu	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	January 16, 2015	—
	*	(1)	—	October 2, 2015	—
	*	(1)	—	April 5, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—
Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	January 16, 2015	—
	*	(1)	—	May 1, 2015	—
	*	(1)	—	April 5, 2016	—
Tsao, Ter Fung	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Wang, Yan	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Zhang, Song-Yi	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Zhang, Yichen	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Liang, James Jianzhang	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Other employees	*		35.69	January 16, 2015	January 16, 2021
	1,095,996	(1)	—	From January 16, 2015 to March 27, 2019	—
Total	2,458,075

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

The following table summarizes, as of March 31, 2019, the options and restricted share units granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted share units that have vested, if any.

Name	Ordinary Shares Underlying Outstanding Options and Restricted Share Units		Exercise Price ($/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Zhang, Bonnie Yi	*	(1)	—	November 22, 2018	—
Du, Hong	*	(1)	—	November 22, 2018	—
Deng, Qingxu	*	(1)	—	January 28, 2015	—
Zheng, Bin	*		3.5	December 30, 2013	December 30, 2020
	*	(1)	—	January 28, 2015	—
	*	(1)	—	April 20, 2016	—
Tsao, Ter Fung	—		—	—	—
Wang, Yan	—		—	—	—
Zhang, Song-Yi	—		—	—	—
Zhang, Yichen	—		—	—	—
Liang, James Jianzhang	—		—	—	—
Other grantees	*		From $3.25 to $3.5	From November 30, 2012 to December 30, 2013	From November 30, 2019 to December 30, 2020
	2,701,784	(1)	—	From January 28, 2015 to March 27, 2019	—
Total	3,417,161

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

C.                              Board Practices

Terms of Directors and Executive Officers

Our Amended and Restated Articles of Association currently authorize a board of not less than two directors. We currently have six members of the board of directors. Unless there is a director service agreement between a director and our company which specifies the term of office of the director, our directors are not subject to a term of office and hold office until such time as they are removed from office by a special resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (ii) is prohibited from being a director by law or by virtue of any provisions in our Amended and Restated Articles of Association.

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

Financial Reporting

1.              Review and discuss with finance management our company’s earnings press releases as well as earnings guidance provided to analysts.

2.              Review the annual reports of our company with finance management and the independent accountant prior to filing of the reports with the SEC.

3.              Review with finance management and the independent accountant at the completion of the annual audit:

•                  Our company’s annual financial statements and related footnotes;

•                  The independent accountant’s audit of the financial statements;

•                  Any significant changes required in the independent accountant’s audit plan;

•                  Any serious difficulties or disputes with management encountered by the independent accountant during the course of the audit; and

•                  Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

Related Party and Relationship Disclosure

1.              Ensure the receipt of, and review, a report from the independent accountant required by Section 10A of the Exchange Act.

2.              Oversee our company’s compliance with SEC requirements for disclosure of accountant’s services and Audit Committee members and activities.

3.              Review and approve all related party transactions other than compensation transactions.

Critical Accounting Policies & Principles and Key Transactions

1.              Review with finance management and the independent accountant at least annually our company’s application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) our provisions for future occurrences which may have a material impact on the financial statements of our company.

2.              Oversee our company’s finance function, which may include the adoption from time to time of a policy with regard to the investment of our assets.

3.              Periodically discuss with the independent accountant, without Management being present, (i) their judgments about the quality, appropriateness, and acceptability of our company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of our company’s financial statements.

4.              Review and discuss with finance management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of our company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

Internal Control and Related Matters

1.              Oversee the adequacy of our company’s system of internal controls. Obtain from the independent accountant management letters or summaries on such internal controls. Review any related significant findings and recommendations of the independent accountant together with management’s responses thereto.

2.              Oversee our company’s Anti-Fraud and Whistleblower Program.

3.              Perform annual self-assessment on Audit Committee effectiveness.

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

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee consists of Mr. Yan Wang and Mr. Yichen Zhang. Yichen Zhang is the chairman of the committee. The members of the Nominating and Corporate Governance Committee satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Potential Payments upon Termination or Change in Control

We have entered into contracts with our executive director and officers, including Mr. Charles Chao, our Chief Executive Officer and the Chairman of the board of directors of our Company, which provide for potential payments upon termination or change in control.

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

Terms of Potential Payments—Change in Control

In addition to the employment agreements described above, we have also entered into a change in control agreement with our executives. Under the change in control agreements, in general, a change in control shall be deemed to occur if (i) any person or entity acquires fifty percent or more of the combined voting power of our outstanding securities, (ii) during any period of two consecutive years there is an unwelcome change in a majority of the members of our board of directors, (iii) we merge or consolidate with another organization (other than a merger where our shareholders continue to own more than fifty percent of the combined voting power and with the power to elect at least a majority of the board of directors), (iv) our shareholders approve a complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

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

D.          Employees

We had 7,308, 8,224 and 9,207 employees respectively as of December 31, 2016, 2017 and 2018. Currently most of them were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2018 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.          Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each shareholder known to us own beneficially more than 5% of the ordinary shares;

•                  each director;

•                  each of our executive officers listed in “Directors and Senior Management” above; and

•                  all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 69,552,851 ordinary shares (excluding 13,042,702 ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2019 together with options that are exercisable within 60 days from March 31, 2019 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2019 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

	Ordinary Shares Beneficially Owned		Class A Preference Shares Beneficially Owned	Voting Power
	Number	%(1)	Number	%(2)
Major Shareholders
New Wave MMXV Limited(3)	7,944,386	11.4	7,150	56.3
BlackRock, Inc.(4)	4,615,133	6.6	—	3.3
Schroder Investment Management North America Inc(5)	3,977,803	5.7	—	2.8
Directors and Executive Officers
Charles Chao(6)	8,675,048	12.4	7,150	56.8
Bonnie Yi Zhang	*	*	—	*
Hong Du	*	*	—	*
Qingxu Deng	*	*	—	*
Bin Zheng	*	*	—	*
Ter Fung Tsao(7)	*	*	—	*
Yan Wang(8)	*	*	—	*
Song-Yi Zhang(9)	*	*	—	*
Yichen Zhang(10)	*	*	—	*
James Jianzhang Liang(11)	*	*	—	*
All directors and executive officers as a group	9,471,409	13.6	7,150	57.3

*              Less than one percent of the outstanding ordinary shares or less than one percent of voting power.

**           Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)         For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2019. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)         For each named person or group included in this column, the percentage of total voting power represents voting power based on both ordinary shares and class A preference shares held by such person or group with respect to all of our outstanding ordinary shares and class A preference shares as one class as of March 31, 2019. Each ordinary share is entitled to one vote per share. Each class A preference shares is entitled to 10,000 votes per share as of March 31, 2019 on all matters subject to a shareholders’ vote, provided that (i) when New Wave sells or otherwise transfers any number of ordinary shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each class A preference share is entitled to will be reduced proportionally; (ii) on any resolution to elect a director where the nominee is an executive officer of our company, the votes attaching to the class A preference shares on such resolution shall not be counted if a majority of the votes cast by the holders of our ordinary shares is against the appointment of such nominee; (iii) for all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the class A preference shares in accordance with the recommendation of our board of directors to the extent the board determines to submit any such matter to shareholder approval; and (iv) If New Wave transfers the class A preference shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the class A preference shares shall cease to have any voting right.

(3)         New Wave MMXV Limited, or New Wave, is a company incorporated in British Virgin Islands and controlled by Mr. Charles Chao. Mr. Chao is the sole director of New Wave. The address of New Wave is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(4)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 8, 2019. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 9, 2017. The address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, NY 10022.

(6)         Includes 7,944,386 ordinary shares and 7,150 class A preference shares held by New Wave, 598,702 shares held by Mr. Chao, 67,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2019, and 64,460 shares issuable upon vesting of restricted share units within 60 days from March 31, 2019.

(7)         The address of Mr. Ter Fung Tsao is c/o Standard Foods Corporation, 8th Floor, No. 136 Jen Ai Road, Section 3, Taipei 10657, Taiwan.

(8)         The address of Mr. Yan Wang is No. 527 Lijiang Garden, No. 89 Capital Road, Beijing, People’s Republic of China.

(9)         The address of Mr. Song-Yi Zhang is c/o Flat 8A, Magazine Court, 5-7 Magazine Gap Road, Mid-Levels, Hong Kong.

(10)  The address of Mr. Yichen Zhang is House D, 62-70 Black’s Link, Hong Kong.

(11)  The address of Mr. James Jianzhang Liang is c/o Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.

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

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

For information regarding major shareholders, please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Except for New Wave which held 7,150 class A preference shares as of March 31, 2019, our major shareholders do not have voting rights that are different from other shareholders. Subject to certain restrictions, each class A preference share is entitled to 10,000 votes per share while each ordinary share is entitled to one vote per share.

Pursuant to a registration rights agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares owned by New Wave. See “—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.”

As of March 31, 2019, 61,570,992 ordinary shares, or 88.5% of our total outstanding ordinary shares (excluding ordinary shares that have been repurchased but not cancelled), were held by 31 record shareholders in the United States, almost totally held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

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

The service period under the transitional services agreement commenced in March 2014 and ended on the expiration of five years thereafter. After the expiration of the transitional services agreement, we continue to provide certain administration services to Weibo in the ordinary course of business.

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

On November 6, 2017, we entered into a share subscription agreement with New Wave, pursuant to which we issued to New Wave 7,150 newly created class A preference shares, at par value of US$1.00 per share. The class A preference shares have no economic rights nor any right to dividend or other distribution. Subject to certain restrictions, the class A preference shares are entitled to vote on all matters submitted to our general meeting. Each class A preference share initially has 10,000 votes, which number of votes will be reduced proportionally if New Wave transfers any number of our ordinary shares it holds to a non-affiliate third party. Immediately following the share issuance, New Wave’s aggregate voting power in our company increased from approximately 11.1% to approximately 55.5%.

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement.  In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a then majority-owned subsidiary of E-House.  In March 2014, we and Leju entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024.  In 2016, 2017 and 2018, we generated $9.3 million, $16.1 million and $20.8 million online advertising agency fee from Leju, respectively. As of December 31, 2018, there were $4.9 million due from Leju, representing online advertising agency fee payable to us.

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

Registration Rights Agreement with Leju

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

Legal Proceedings

From time to time, we are subject to legal proceedings and claims incidental to the conduct of our business.

Litigation

Weibo and certain of Weibo’s current and former directors and officers have been named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 2:17-cv-04728-SRC-CLW (filed on June 27, 2017) (“Goldsmith Case”) and Feng Chen v. Weibo Corporation. et al., Civil Action No. 2:17-cv-05694 (filed on August 3, 2017) (“Chen Case”).  The Goldsmith Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 27 and June 22, 2017; the Chen Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in Weibo ADSs between April 28, 2016 and June 19, 2017.  Both cases’ complaints allege that Weibo’s public filings contained material misstatements and omissions in violation of the federal securities laws.

On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, Weibo and one individual defendant filed a motion to dismiss the amended complaint. On June 7, 2018, the court granted Weibo’s motion to dismiss the class action complaint in its entirety with prejudice.

Arbitration

Sina Corporation and Sina Hong Kong Limited, together with GyPSii (Shanghai) Co., Ltd., a joint venture that is 60% owned by Sina Corporation through Sina Hong Kong Limited and 40% owned by GeoSolutions Holding N.V., were named as respondents in an arbitration initiated by GeoSolutions Holding N.V. and its parent company GeoSolutions B.V. with the Netherlands Arbitrage Institute. The claimant in this arbitration claimed damages alleging intellectual property infringement by us in breach of certain license agreements.

On November 7, 2017, the tribunal rendered an award on jurisdiction, among other things, sustaining our objection to Sina Corporation being a party to the arbitration. Accordingly,  Sina Corporation is no longer a party to the arbitration and all claims against Sina Corporation were dismissed. Sina Hong Kong Limited, and GyPSii (Shanghai) Co., Ltd. remain the respondents in the arbitration.

In addition, Sina Corporation, Sina Hong Kong Limited, and GyPSii (Shanghai) Co., Ltd. were named as respondents in another arbitration initiated by GeoSolutions Holding N.V. with the China International Economic and Trade Arbitration Commission. The claimant requested an award ordering Sina to turn over the exclusive operations of certain business and payment of revenues (subject to audit) and damages (no specific amount claimed) alleging certain investment agreement breach by the respondents of certain investment agreement.  The case had a hearing on June 20, 2018 and is currently pending for the final award.

We believe these cases are without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

In addition, from time to time, we are involved in legal proceedings, investigations and claims incidental to the conduct of our ordinary course of business. For many of such legal proceedings, we are currently unable to estimate the possible loss or a possible range of loss, if any.

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

In July 2017, as approved by our board of directors in May 2017, we completed an additional distribution of Weibo Class A ordinary shares to our shareholders in the form of a dividend, on a pro rata basis, of one Weibo Class A ordinary share for each ten of our ordinary shares outstanding as of June 7, 2017. We distributed 7,142,148 Weibo shares in total.  Immediately following the distribution, we held 101,778,958 Class B ordinary shares in Weibo, and our total equity stake in Weibo decreased from approximately 49% (or approximately 74% by voting power) to approximately 46% (or approximately 72% by voting power) of Weibo’s total outstanding shares.

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

B.            Memorandum and Articles of Association

Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by the Companies Law (2018 Revision) of the Cayman Islands (referred to as the Companies Law below) and our currently effectively amended and restated memorandum and articles of association, which were adopted by our shareholders during our 2018 annual general meeting. The following are summaries of certain provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares and class A preference shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, Ugland House, P.O. Box 309, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our amended and restated memorandum and articles of association the objects for which we are established are unrestricted and we have full power to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares and Class A Preference Shares

General.  The share capital of our company is divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each of which 7,150 preference shares have been designated as class A preference shares of US$1.00 each. Class A preference shares are not convertible into ordinary shares. A holder of a class of shares shall, according to the number of shares of that class held by him/her, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as other holders of that same class of shares.

Dividend Rights and Rights to Share Profits.  The class A preference shares have no economic rights nor any right to dividend or other distribution except a right to return of par value of US$1.00 per share on a winding up of our company pari passu with our ordinary shares. All other preference shares and ordinary shares of the same class shall rank pari passu with regard to all distributions by way of dividend or otherwise that may be declared by our company.

Voting Rights.  Each ordinary share is entitled to one vote per share. Each class A preference share is entitled to 10,000 votes per share. The holders of the class A preference shares are entitled to vote on all matters submitted to a general meeting provided that, (i) when New Wave sells or otherwise transfers any number of ordinary shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each class A preference share is entitled to will be reduced proportionally; (ii) on any resolution to elect a director where the nominee is an executive officer of our company, the votes attaching to the class A preference shares on such resolution shall not be counted if a majority of the votes cast by the holders of our ordinary shares is against the appointment of such nominee; (iii) for all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the class A preference shares in accordance with the recommendation of our board of directors to the extent the board determines to submit any such matter to shareholder approval; and (iv) if New Wave transfers the class A preference shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in our company, the class A preference shares shall cease to have any voting right.

No person other than a member duly registered and who shall have paid everything for the time being due from him payable to us in respect of his shares shall be entitled to be present or to vote, or to be reckoned in a quorum, either personally or by proxy at any meeting of shareholders. Voting at any meeting of shareholders is by show of hands unless a poll is duly demanded. On a show of hands, every shareholder who is present in person shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each ordinary share and 10,000 votes for each class A preference share registered in his name in our register of members. A poll may be demanded by, the Chairman of the meeting, at least five shareholders present in person or by proxy, any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or any shareholder or shareholders holding shares conferring the right to attend and vote at the meeting on which there have been sums paid up in the aggregate of not less than one-tenth of the total sum paid up on all shares conferring that right. A written resolution by all shareholders being entitled to attend and vote at a meeting of shareholders shall be as valid and effective as if the same had been passed at a duly convened and held meeting of shareholders.

All business at meetings of shareholders shall be transacted by shareholders to pass either ordinary resolutions or special resolutions. An ordinary resolution requires the affirmative vote of a simple majority of the votes of such shareholders of our company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of our company and includes a unanimous resolution in writing. A special resolution requires the affirmative vote of not less than two-thirds of the votes of such shareholders of our company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting and includes a unanimous resolution in writing. While ordinary resolution is required for most of business, a special resolution is required for matters such as issuance of redeemable shares, reduction of share capital, removal of a director from office, distribution of assets in liquidation, and amendment of the memorandum and articles in whole or in part.

Liquidation Rights.  If the assets available for distribution in a liquidation are insufficient to repay all of the paid-up capital, such assets shall be distributed so that the losses shall be borne by the shareholders in proportion to the capital paid up or ought to have been paid up, at the commencement of the winding up. If such assets are more than sufficient to repay all of the paid-up capital, the excess shall be distributed among the shareholders in proportion to the capital paid up at the commencement of the winding up. This provision is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Redemption and Repurchase of Shares.  The board of directors may from time to time authorize us to repurchase all or any portion of the outstanding shares. We may, by special resolution, issue shares on the terms that they may be, or at option of us or the holders are, liable to be redeemed.

Calls on Shares and Forfeiture of Shares.  The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares and at least 14 days’ notice shall be given to such shareholders. The shares that have been called upon and remain unpaid are subject to forfeiture.

Modification of Rights of Shares

All or any of the rights attached to any class of shares may be varied or abrogated either with the consent in writing of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Meetings of Shareholders

We may in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year.

The board of directors may, whenever they think fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any two or more shareholders, or one shareholder which is a recognized clearing house, who held at the date of the deposit of the requisition not less than one-third of the paid-up capital of our company which carries the right of voting at our general meetings. If the board of directors does not within 21 days from the date of the deposit of the requisition proceed duly to convene the general meeting, the requisitionist(s), or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any such meeting so convened shall not be held after the expiration of three months after the deposit of the requisition.

Advanced notice of at least 21 days in writing is required for the convening of an annual general meeting and any extraordinary general meeting called for the passing of a special resolution. Advanced notice of at least 14 days in writing is required for the convening of any other shareholders meetings. The notice excludes the day on which it is served or deemed to be served and of the day for which it is given.

A quorum required for a meeting of shareholders shall be a shareholder or shareholders together holding not less than one-third of the then outstanding shares of our company that are entitled to vote at such meeting.

Issue of Shares

Shares, including preference shares, may be issued with such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the board of directors may determine. No powers shall be taken to freeze or otherwise impair any of the rights attaching to such share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to our company. The preference shares may be issued from time to time in one or more series, and the Board is authorized to determine or alter the number of shares constituting any such series of preference shares.

The board of directors may also issue warrants to subscribe for any class of shares or other securities of our company on such terms as the board of directors may from time to time determine.

Change in Capital

We may at any time and from time to time by ordinary resolution increase its share capital by the creation of new shares with the number and amount prescribed by such ordinary resolution.

Amendment of Memorandum and Articles

We may at any time and from time to time by special resolution alter or amend its memorandum of association and articles of association in whole or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Our memorandum and articles of association also contain a dual-class voting structure that gives disproportionate voting power to the class A preference shares held by New Wave. In addition, our memorandum and articles of association contain provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the written requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all outstanding shares of our company which carry the right of voting at general meetings of our company, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our memorandum and articles of association does not oblige our company in each year to hold a general meeting as its annual general meeting. The annual general meeting may be held at such time and place as our board of directors shall appoint.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed on various grounds including but not limited to, by a special resolution of our shareholders or by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the directors (including himself) then in office.

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

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Foreign Exchange” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”

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

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income taxation considerations relating to an investment in our ordinary shares by a U.S. Holder (defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant, which are subject to differing interpretation or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances. The following discussion does not deal with the tax considerations to any particular investor or to persons in special tax situations such as:

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

The discussion below of the United States federal income tax considerations to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares and you are, for United States federal income tax purposes,

•                  a citizen or individual resident of the United States;

•                  a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•                  an estate whose income is subject to United States federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ordinary shares, such U.S. Holder is urged to consult its tax advisor regarding an investment in our ordinary shares.

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

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and for the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ordinary shares. Moreover, if we are treated as a “resident enterprise” for PRC tax purposes under its EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax adviser regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ordinary shares (including rules relating to foreign tax credit limitations).

For United States foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign taxes withheld, you are permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisor regarding the availability of the foreign tax credit based on your particular circumstances.

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

You are urged to consult your tax advisor regarding the United States federal income tax considerations if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income (the “asset test”).

Although we do not believe that we should be treated as a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018, there can be no assurance in this regard.  Additionally, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we may or may not be classified as a PFIC for the current taxable year. Because the value of our assets and the amount of our active goodwill will generally be determined by reference to the market price of  our ADSs and ordinary shares for purposes of the asset test, recent fluctuations in market price of our ADSs or ordinary shares may put us at risk of being classified as a PFIC.  Consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2019, or for any future taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated United States GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years, generally without regard to whether we reduce our cash holdings.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares would be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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

A U.S. Holder that holds our ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If you make a valid deemed sale election with respect to such ordinary shares, you would be treated as having sold all of your ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ordinary shares will no longer be treated as PFIC stock. Additionally, you would recognize gain (but not loss), which would be subject to tax as an “excess distribution” received on the last day of the last taxable year in which we were a PFIC. Your basis in the ordinary shares would be increased to reflect gain recognized, and your holding period would begin on the day after we ceased to be a PFIC.

The deemed sale election is only relevant to U.S. Holders that hold ordinary shares during a taxable year in which we are a PFIC, regardless of whether we were a PFIC in any prior taxable year. U.S. Holders are urged to consult their tax advisors regarding the advisability of making a deemed sale election and the considerations thereof in light of the U.S. Holder’s individual circumstances.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you are generally required to file IRS Form 8621, and the failure so to file may result in certain adverse United States federal income tax considerations to you.

You should consult your tax advisor concerning the United States federal income tax considerations of purchasing, holding and disposing of our ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In 2018, our interest income was $83.2 million. As of December 31, 2018, we had approximately $2.3 billion in cash, cash equivalents and short-term investments held by financial institutions in China, Hong Kong, Taiwan, Singapore and the United States. Interest-earning instruments carry a degree of interest rate risk and fluctuations of interest rates for RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2018, the foreign currency translation adjustments to our comprehensive income were a loss of $119.6 million and net currency transaction income of $0.8 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2018, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2018 and (3) currency fluctuation occurs proportionately over the period:

Change in the Value of RMB Against the U.S. Dollar	Translation Adjustments to Comprehensive Income	Transaction Gain (Loss)
	(in $ thousands)
Appreciate 2%	49,604	(299)
Appreciate 5%	124,211	(749)
Depreciate 2%	(49,493)	299
Depreciate 5%	(123,517)	749

Investment Risk

As of December 31, 2018, our investments totaled $1.9 billion. We adopted ASU 2016-1, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of this new accounting update, we measure investments other than those investments accounted for under the equity method at fair value through earnings.  For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement). Changes in the basis of these investments are reported in current earnings. We recognized net gain of $96.5 million in upward adjustment for fair value changes on investments for the year ended December 31, 2018.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings.  Securities with readily determinable fair values (except for equity investments in private equity funds which were qualified as NAV) are publicly traded stocks, which are subject to market price volatility, and represent $93.3 million of our investments as of December 31, 2018. A hypothetical adverse price change of 10%, which could be experienced in the near term, would decrease the fair value of our marketable equity securities by $9.3 million. Equity securities using alternative measurement methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2018, the carrying value of our investments using alternative measurement method was $1.3 billion.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery.  In 2018, we provided $61.0 million of impairment charges on our investments in equity securities. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2018 totaled $0.8 billion, which were composed of bank time deposits over three months but within one year.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a description of the rights of securities holders under our currently effective amended and restated memorandum and articles of association, which were adopted by our shareholders during our 2018 annual general meeting.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our management has excluded the live streaming business, Yizhibo, from our assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by us in a purchase business combination during 2018. Yizhibo is a division of a consolidated variable interest entity and Yizhibo’s total assets and total revenues excluded from management’s assessment represented 0.6% and 1.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2018 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for 2017 and 2018:

	2017	2018
Audit Fees(1)	$3,143,948	$3,131,734
Audit Related Fees(2)	891,381	709,817
Tax Fees(3)	23,000	28,000
All Other Fees(4)	1,800	1,800

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2016, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017.  The share repurchase program was publicly announced on March 2, 2016.  In 2017, our board of directors approved an extension of share repurchase plan through the end of June 2018. The extension was publicly announced on August 9, 2017. We have completed this share repurchase program on June 30, 2018.

In August 2018, our board of directors approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of $500 million for a period through the end of December 2019. The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2018.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plan (US$)
October 2018	342,889	59.39	342,889	479,634,836
Total	342,889	59.39	342,889	479,634,836

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

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Sina Corporation

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

2.5

Indenture, dated as of October 30, 2017, between Weibo Corporation and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 2.5 to the Registrant’s Report on Form 20-F filed on April 26, 2018, and incorporated herein by reference)

4.1

Form of Indemnification Agreement between SINA.COM (currently known as Sina Corporation) and each of its officers and directors (Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, Registration No. 333-11718, filed on March 27, 2000, as amended, and incorporated herein by reference)

4.2

Translation of Share Pledge Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs (Filed as Exhibit 4.2 to the Registrant’s Report on Form 20-F filed on April 26, 2018, and incorporated herein by reference)

4.3

Translation of Loan Agreements by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs (Filed as Exhibit 4.3 to the Registrant’s Report on Form 20-F filed on April 26, 2018, and incorporated herein by reference)

4.4

Translation of Agreements on Authorization to Exercise Shareholder’s Voting Power by and between the Registrant’s wholly owned subsidiaries and individual shareholders of the Registrant’s VIEs (Filed as Exhibit 4.4 to the Registrant’s Report on Form 20-F filed on April 26, 2018, and incorporated herein by reference)

4.5

Translation of Form Loan Repayment Agreement by and between Registrant’s wholly owned subsidiaries and individual shareholders of Registrant’s VIEs (Filed as Exhibit 4.13 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference)

4.6

Translation of Form Share Transfer Agreement by and between Registrant’s wholly owned subsidiaries and individual shareholders of Registrant’s VIEs (Filed as Exhibit 4.14 to the Registrant’s Report on Form 20-F filed on April 27, 2012, and incorporated herein by reference).

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

4.29

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

Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sina Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sina Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded its live streaming business (“Yizhibo”) from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. We have also excluded Yizhibo from our audit of internal control over financial reporting. Yizhibo is a division of a consolidated variable interest entity and Yizhibo’s total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.6% and 1.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

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

/s/PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2019

We have served as the Company’s auditor since 2002.

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and par value)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$1,990,552	$1,545,800
Short-term investments	1,381,991	799,534
Restricted cash	216,151	97,032
Accounts receivable, net of allowances for doubtful accounts of $20,214 and $27,964, respectively (including due from related parties of $75,037 and $189,522 as of December 31, 2017 and 2018, respectively, Note 9)	285,681	527,897
Prepaid expenses and other current assets (including prepayment and receivables from related parties of $40,506 and $115,976 as of December 31, 2017 and 2018, respectively, Note 9)	228,238	362,435
Total current assets	4,102,613	3,332,698
Property and equipment, net (Note 9)	262,676	262,846
Long-term investments, net (Note 4)	1,288,816	1,889,843
Intangible assets, net (Note 6)	22,811	225,335
Goodwill (Note 6)	81,396	94,240
Other assets (Note 9)	57,082	81,127
Total assets	$5,815,394	$5,886,089
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $671,205 and $627,037 as of December 31, 2017 and 2018, respectively. Note 2):
Accounts payable (including due to related parties of $20,660 and $50,678 as of December 31, 2017 and 2018, respectively, Note 10)	$130,431	$172,562
Amount due to customers	216,151	97,032
Accrued expenses and other current liabilities (including due to related parties of $5,681 and $14,763 as of December 31, 2017 and 2018, respectively, Note 9)	446,779	540,807
Short-term bank loans	89,309	78,229
Income taxes payable	102,458	115,725
Deferred revenues (including deferred revenue from related parties of $14,666 and $12,883 as of December 31, 2017 and 2018, respectively, Note 10)	134,580	139,306
Convertible debt (Note 18)	153,092	—
Total current liabilities	1,272,800	1,143,661
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $6,483 and $51,002 as of December 31, 2017 and 2018, respectively, Note 2):
Convertible debt (Note 18)	879,983	884,123
Deferred revenues from related parties (Note 10)	54,372	43,652
Other long-term liabilities	8,510	51,781
Total long-term liabilities	942,865	979,556
Total liabilities	2,215,665	2,123,217
Commitments and contingencies (Note 19)
Shareholders’ equity:
SINA shareholders’ equity:
Preferred shares: $1.00 par value; 3,750,000 and 3,750,000 shares authorized; 7,150 shares issued and outstanding as of December 31, 2017 and 2018 (Note 15)	7	7
Ordinary shares: $0.133 par value; 150,000,000 and 150,000,000 shares authorized; 81,489,677 shares issued and 71,409,729 shares outstanding as of December 31, 2017; 82,410,842 shares issued and 69,368,140 shares outstanding as of December 31, 2018.	10,838	10,961
Treasury stock (10,079,948 and 13,042,702 shares as of December 31, 2017 and 2018, respectively, Note 18)	(484,442)	(733,705)
Additional paid-in capital	3,192,073	3,261,795
Accumulated other comprehensive income (loss)	90,696	(33,223)
Retained earnings	37,670	211,956
Total SINA shareholders’ equity	2,846,842	2,717,791
Non-controlling interests (Note 8)	752,887	1,045,081
Total shareholders’ equity	3,599,729	3,762,872
Total liabilities and shareholders’ equity	$5,815,394	$5,886,089

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Years Ended December 31,
	2016	2017	2018
Net revenues:
Advertising
Third parties	$732,724	$1,131,500	$1,505,690
Related parties	138,463	180,366	283,595
	871,187	1,311,866	1,789,285
Non-advertising (including amortization of deferred revenues related to the license to Leju of $10,435, $10,435 and $10,435 for 2016, 2017 and 2018, respectively)	159,749	272,018	319,042
	1,030,936	1,583,884	2,108,327
Costs of revenues:
Advertising	288,044	325,494	341,153
Non-advertising	66,652	88,643	110,887
	354,696	414,137	452,040
Gross profit	676,240	1,169,747	1,656,287
Operating expenses:
Sales and marketing	247,068	408,856	699,962
Product development	216,228	267,392	345,942
General and administrative	99,474	104,923	120,184
Goodwill and acquired intangibles impairment (Note 6)	40,194	—	23,245
Total operating expenses	602,964	781,171	1,189,333
Income from operations	73,276	388,576	466,954
Interest and other income, net	26,213	42,696	69,355
Change in fair value of option liability (Note 4)	(28,456)	—	—
Income (loss) from equity method investments, net	(11,766)	(16,070)	1,120
Realized gain on investments	289,693	132,007	2,729
Fair value changes through earnings on investments, net (Note 4)	—	—	96,533
Investment related impairment	(44,433)	(122,970)	(81,281)
Income before income tax expense	304,527	424,239	555,410
Income tax expense (Note 11)	(27,219)	(74,676)	(129,084)
Net income	277,308	349,563	426,326
Less: Net income attributable to the non-controlling interests	52,221	192,994	300,764
Net income attributable to SINA’s ordinary shareholders	$225,087	$156,569	$125,562

Net income	277,308	349,563	426,326
Other comprehensive income (loss)
Available-for-sale investments:
Change in unrealized gain (net of tax of nil, nil, and nil for 2016, 2017 and 2018 respectively)	11,845	55,575	—
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2016, 2017 and 2018, respectively)	92,640	91,182	—
Net change in unrealized loss, net of tax	(80,795)	(35,607)	—
Currency translation adjustments	(72,399)	87,258	(119,647)
Total other comprehensive income (loss)	$(153,194)	$51,651	$(119,647)
Total comprehensive income	124,114	401,214	306,679
Less: Comprehensive income attributable to non-controlling interests	43,536	214,354	266,326
Comprehensive income attributable to SINA’s ordinary shareholders	$80,578	$186,860	$40,353
Basic net income per share	$3.20	$2.20	$1.79
Shares used in computing basic net income per share	70,301	71,284	70,296
Diluted net income per share	$3.01	$2.09	$1.70
Shares used in computing diluted net income per share	77,511	73,931	72,375

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
	Ordinary Shares		Preferred Shares		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at January 1, 2016	79,115	$10,522	—	$—	(9,275)	$(410,693)	$2,211,901	$204,914	$548,628	$311,396	$2,876,668
Issuance of ordinary shares pursuant to stock plans	1,429	191	—	—	—	—	31,667	—	—	—	31,858
Non-cash stock-based compensation expenses	—	—	—	—	—	—	36,926	—	—	36,902	73,828
Repurchase of ordinary shares (Note 18)	—	—	—	—	(332)	(26,125)	—	—	—	—	(26,125)
In-kind distribution of Weibo’s shares (Note 15)	—	—	—	—	—	—	316,650	—	(338,598)	21,948	—
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	1,093	—	—	5,557	6,650
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	11,936	—	—	(7,950)	3,986
Net income	—	—	—	—	—	—	—	—	225,087	52,221	277,308
Unrealized gain (loss) on available-for-sale securities (Note 4)	—	—	—	—	—	—	—	(82,050)	—	1,255	(80,795)
Currency translation adjustments	—	—	—	—	—	—	—	(62,459)	—	(9,940)	(72,399)
Balances at December 31, 2016	80,544	$10,713	—	$—	(9,607)	$(436,818)	$2,610,173	$60,405	$435,117	$411,389	$3,090,979
Issuance of ordinary shares pursuant to stock plans	946	125	—	—	—	—	808	—	—	—	933
Issuance of preferred shares to New Wave (Note 15)	—	—	7	7	—	—	—	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	43,011	—	—	48,376	91,387
Repurchase of ordinary shares (Note 18)	—	—	—	—	(473)	(47,624)	—	—	—	—	(47,624)
In-kind distribution of Weibo’s shares (Note 15)	—	—	—	—	—	—	522,271	—	(554,016)	31,745	—
Non-controlling interests arising from business acquisitions (Note 5)	—	—	—	—	—	—	—	—	—	43,112	43,112
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	(1,868)	—	—	19,382	17,514
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	17,678	—	—	(15,471)	2,207
Net income	—	—	—	—	—	—	—	—	156,569	192,994	349,563
Unrealized loss on available-for-sale securities (Note 4)	—	—	—	—	—	—	—	(35,075)	—	(532)	(35,607)
Currency translation adjustments	—	—	—	—	—	—	—	65,366	—	21,892	87,258
Balances at December 31, 2017	81,490	$10,838	7	$7	(10,080)	$(484,442)	$3,192,073	$90,696	$37,670	$752,887	$3,599,729
Issuance of ordinary shares pursuant to stock plans	921	123	—	—	—	—	1,401	—	—	—	1,524
Issuance of ordinary shares pursuant to convertible debt conversion (Note 18)	—	—	—	—	—	—	7	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	51,548	—	—	43,521	95,069
Impact of adoption of new revenue guidance (Note 2)	—	—	—	—	—	—	—	—	(253)	(324)	(577)
Impact of adoption of new guidance for investments in equity securities (Note 4)	—	—	—	—	—	—	—	(38,710)	38,710	—	—
Impact of adoption of new guidance for private equity fund investments (Note 4)	—	—	—	—	—	—	—	—	10,267	—	10,267
Repurchase of ordinary shares (Note 18)	—	—	—	—	(2,963)	(249,263)	—	—	—	—	(249,263)
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	—	—	—	(1,341)	(1,341)
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	16,766	—	—	(15,988)	778
Net income	—	—	—	—	—	—	—	—	125,562	300,764	426,326
Currency translation adjustments	—	—	—	—	—	—	—	(85,209)	—	(34,438)	(119,647)
Balances at December 31, 2018	82,411	$10,961	7	$7	(13,043)	$(733,705)	$3,261,795	$(33,223)	$211,956	$1,045,081	$3,762,872

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net income	$277,308	$349,563	$426,326
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	26,560	28,642	32,122
Amortization of intangible assets	1,908	4,560	9,110
Amortization of convertible debt issuance cost (Note 18)	4,266	690	4,140
Stock-based compensation	73,828	91,387	95,069
Provision for allowance for doubtful accounts	14,621	8,465	15,424
Deferred tax (benefits) provision	(5,470)	(3,214)	33,560
Loss (income) from equity method investments, net	11,766	16,070	(1,120)
Fair value changes through earnings on investments, net (Note 4)	—	—	(96,533)
Dividends received from equity method investments	3,103	7,680	4,236
Realized gain on investments	(289,693)	(132,007)	(2,729)
Investment related impairment	44,433	122,970	81,281
Goodwill and acquired intangibles impairment (Note 6)	40,194	—	23,245
Foreign exchange loss	—	—	32
Loss (gain) on disposal of property and equipment	57	(178)	(249)
Change in fair value of option liability (Note 4)	28,456	—	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(12,601)	(61,339)	(281,955)
Prepaid expenses and other current assets	(18,160)	(15,578)	(39,127)
Other assets	2,554	(1,008)	(9,440)
Accounts payable	14,329	15,963	49,649
Amount due to customers	100,654	(25,155)	(119,119)
Accrued expenses and other current liabilities	90,075	113,983	68,590
Income taxes payable	24,913	58,825	17,029
Deferred revenues	10,557	15,973	1,495
Others	(9)	(2)	1
Net cash provided by operating activities	443,649	596,290	311,037
Cash flows from investing activities:
Purchases of short-term investments	(1,116,340)	(2,140,946)	(2,357,346)
Maturities of short-term investments	2,153,181	1,166,184	2,933,641
Cash paid for business combination, net of cash acquired (Note 5)	—	242	(47,042)
Purchases of property and equipment	(37,688)	(44,907)	(46,451)
Purchases of land use rights	—	—	(216,050)
Cash paid (including prepayments) on long-term investments	(862,848)	(150,448)	(1,008,444)
RMB deposit received from (repaid to) E-House (Note 4)	128,153	(135,386)	—
Consideration received from E-House for share exchange with Leju (Note 4)	—	127,600	—
Repayment from a third party	—	21,000	—
Proceeds from disposal of investments/ refund of prepayment on long-term investments	680,381	168,486	293,459
Others	959	228	324
Net cash provided by (used in) investing activities	945,798	(987,947)	(447,909)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	36,045	3,220	2,305
Proceeds from issuance of shares to New Wave, a related party (Note 15)	—	7	—
Proceeds received from non-controlling interests shareholders	127	20,330	—
Cash paid for purchase of non-controlling interests in subsidiary	(3,273)	(1,844)	(1,792)
Proceeds from issuance of Weibo convertible senior notes, net of issuance cost (Note 18)	—	879,293	—
Repayment of senior convertible notes of SINA (Note 18)	(646,908)	—	(153,085)
Repurchase of ordinary shares (Note 18)	(26,125)	(47,624)	(249,263)
Proceeds from short-term bank loans	103,951	87,560	143,873
Repayment of short-term bank loans	(68,113)	(33,733)	(150,552)
Proceeds from third-party loans	22,485	—	—
Repayment of third-party loans	(21,599)	(20,239)	—
Net cash provided by (used in) financing activities	(603,410)	886,970	(408,514)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(41,197)	62,459	(18,485)
Net increase (decrease) in cash and cash equivalents and restricted cash	744,840	557,772	(563,871)
Cash, cash equivalents and restricted cash at the beginning of the year	904,091	1,648,931	2,206,703
Cash, cash equivalents and restricted cash at the end of the year	$1,648,931	$2,206,703	$1,642,832
Supplemental disclosures:
Cash paid for income taxes	$(8,210)	$(17,313)	$(77,937)
Cash paid for interest, net of amounts capitalized	$(8,330)	$(1,987)	$(16,836)
Non-cash investing and financing activities
Exchanges of long-term investments in E-House and Leju (Note 4)	322,726	—	—
In-kind distribution of Weibo’s shares (Note 15)	338,598	554,016	—
Unpaid consideration for acquisitions	—	5,704	10,055
Changes in account payable related to property and equipment addition	$19,923	$(12,369)	$(395)

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).”  The Company adopted new revenue guidance since January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting method under ASC 605.  The main impacts are a) the presentation of value added tax recognized in revenue from “gross” to “net”, which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard was immaterial.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which intended to improve the recognition and measurement of financial instruments. The Company adopted the guidance as of the beginning of the fiscal year of 2018. After the adoption of this new accounting update in the first quarter of 2018, the Company measures equity investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings starting from January 1, 2018. The cumulative effects of initially applying the guidance mainly related to the reclassification of unrealized gain of $38.7 million from accumulated other comprehensive income to retained earnings in relation to the available-for-sale securities on January 1, 2018, the date of initially applying the guidance (Refer to Note 4 for details).

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content, online payment services and mobile value added service (“MVAS”) in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs and legal shareholders of the VIEs to allow the transfer of economic benefits from the VIEs to the Company and to direct the activities of the VIEs.

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company. The capital for the VIEs is funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company, and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2017 and 2018, the total amount of interest-free loans to these nominee shareholders was $262.2 million and $294.9 million, respectively. The aggregate accumulated loss of all VIEs were approximately $34.9 million as of December 31, 2017 and the aggregate accumulated income were approximately $32.2 million as of December 31, 2018, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2017	2018
	(In thousands)
Total assets	$1,007,355	$1,142,515
Total liabilities	$689,459	$748,354

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Net revenues	$893,010	$1,372,419	$1,842,602
Net income (loss)	$(26,627)	$35,649	$67,063

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Net cash provided by (used in) operating activities	$139,225	$(78,813)	$(84,961)
Net cash used in investing activities	(152,719)	(70,971)	(443,588)
Net cash provided by financing activities	37,021	128,730	399,182
Net increase (decrease) in cash, cash equivalents and restricted cash	$23,527	$(21,054)	$(129,367)

As of December 31, 2017 and 2018, the total assets for the consolidated VIEs were $1,007.4 million and $1,142.5 million, respectively, which mainly comprised of $187.4 million and $184.6 million in cash, cash equivalents and short-term investments, $216.2 million and $97.0 million in restricted cash and the remaining balances include goodwill, intangible assets, accounts receivable, long-term investments and property and equipment. As of December 31, 2017 and 2018, total liabilities for the consolidated VIEs were $689.5 million and $748.4 million, respectively, which mainly included $327.1 million and $400.7 million in accrued expenses and other current liabilities, $216.2 million and $97.0 million in amounts due to customers related to SINA Pay, $29.0 million and $31.5 million in income taxes payable, $99.0 million and $97.8 million in deferred revenues, and nil and $59.2 million in short-term bank loan, respectively.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $336.8 million and $374.2 million as of December 31, 2017 and 2018, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2018:

•                  Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements, is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, sell online advertising and provide MVAS with its Value-Added Telecommunication Services Operating License via third-party operators in China. It is owned by four nominee shareholders of the Company. The register capital of the ICP Company is $121.7 million.

•                  Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), formerly Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements, mainly is responsible for providing online advertising services through SINA News APP and www.sina.cn since April 2017. Before this, Star VI mainly provided MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three nominee shareholders of the Company. The registered capital of the StarVI is $1.2 million.

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

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, Payment Service License and trademarks, patents, copy rights and the domain names.  Recognized revenue-producing assets held by the VIEs include core technology, vendor-relationship contracts, trademarks, domain names, customer lists relating to game-related services, lending-related service, living streaming and online payment platform technology, arising from acquisitions. Unrecognized revenue-producing assets, held by the Wholly Foreign Owned Enterprises (“WFOEs”), include customer lists relating to advertising and marketing services, game-related services, Weibo VIP memberships and data licensing, as well as trademarks.

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

Exclusive Technical Services Agreements.  Each shareholder of the ICP Company below has entered into an exclusive technical services agreement with STC pursuant to which STC is engaged to provide certain technical services to the ICP Company. The exclusive technical services agreement can only be prematurely terminated by STC and will not expire until the ICP Company dissolves, and the service fees are adjusted annually through written agreements. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies.

The ICP Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. The ICP Company is obligated to pay service fees to STC.

Exclusive Sales Agency Agreements.  The ICP Company has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the ICP Company. These exclusive sale agency agreements will not expire until the ICP Company is dissolved.  The Exclusive Sales Agency Agreements enable us to collect sales agency fees from the ICP Company if we decide to do so.

Trademark License Agreements.  STC has granted the ICP Company trademark licenses to use the trademarks held by STC, in specific areas, and the ICP Company is obligated to pay license fees to STC. The terms of these agreements are for one year and are automatically renewed provided that there is no objection from STC. In addition, only STC can terminate its trade license agreement prematurely.

(i) STC, our VIE IAD Company and IAD Company’s shareholders, (ii) our subsidiary Starshining Mobile Technology (China)  Ltd. (“Star Shining”), our VIE StarVI and StarVI’s shareholders, and (iii) our subsidiary Weibo Internet Technology (China)  Ltd. (“Weibo Technology”), our VIE Weimeng and Weimeng’s shareholders have also entered into VIE agreements in substantially the same form as described above, except for the below specific services provided under the exclusive technical services agreement.

The IAD Company has engaged STC to provide technical services for its (i) online advertising and other related businesses, and (ii) value-added telecommunication and other related businesses. Pursuant to changes in applicable PRC laws in 2008, SINA established two wholly owned subsidiaries to engage directly in online advertising and related businesses.

StarVI has engaged Star Shining to provide technical services for its Internet information service, and Star Shining has the sole right to appoint any company or companies at its discretion to perform such technical services.

Weimeng has engaged Weibo Technology to provide technical services for its online advertising and other related businesses.

The service fees that the Company’s wholly owned subsidiaries charged to the major VIEs amounted to $467.6 million, $784.8 million and $985.6 million, respectively, for the fiscal years ended December 31, 2016, 2017 and 2018, respectively.

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

The Company remeasures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Company measures them at fair value when observable price changes or impairments are identified. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair values of the Company’s investments in private equity funds are measured using net asset value per share as a practical expedient, provided certain criteria are met. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

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

The Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors. The carrying amount of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other current assets, accounts payable, amount due to customers and accrued expenses and other current liabilities (excluded for guarantee liabilities) approximates fair value.

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

Short-term bank loans

Short-term bank loans as of December 31, 2017 and 2018 amounted to $89.3 million and $78.2 million, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The effective interest rate for the outstanding borrowings for 2017 and 2018  ranged from approximately 4.6% and 4.8% per annum.

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

Long-lived assets

Intangible assets mainly include land use rights and certain intangible assets arising from acquisitions. Land use rights represent the land use rights acquired for the purpose of constructing offices, which is being amortized on a straight-line basis over the term of the land use right period, approximately 50 years. The acquisition related intangible assets are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from one to ten years. The amortization of intangible assets was $1.9 million, $4.6 million and $9.1 million for 2016, 2017 and 2018, respectively.

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

Depreciation expenses were $26.6 million, $28.6 million and $32.1 million for 2016, 2017 and 2018, respectively.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as prepayment for office building in other assets. Prepayment for office building is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. The impairment charges of intangible assets for the years ended December 31, 2016, 2017 and 2018 was $3.5 million, nil and $12.7 million, respectively (Note 6).

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and limited partnerships.

Equity Securities Accounting For Under the Equity Method

The Company uses the equity method to account for common-stock-equivalent equity investments and limited-partnership investments in entities over which it has significant influence but does not own a majority equity interest or otherwise control.

Equity Securities Other Than Equity Method Investments Prior To 2018

Before adopting ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, for long-term investments over which the Company does not have significant influence, the cost method accounting is used. For long-term investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is used. Investments in limited partnerships over whose operating and financing policies the Company has virtually no influence are accounted for using the cost method.

Marketable equity securities were reported at fair value, classified and accounted for as available-for-sale securities prior to 2018 and its changes in fair value were previously reported in other comprehensive income.  The Company assessed its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determined a decline in fair value is other-than-temporary, the cost basis of the individual security was written down to fair value as a new cost basis and the amount of the write-down was accounted for as a realized loss charged to the consolidated statements of comprehensive income. The fair value of the investment would then become the new cost basis of the investment and are not adjusted for subsequent recoveries in fair value.

Adoption of ASU 2016-01

Beginning January 1, 2018, the Company measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Company makes reasonable efforts to identify price changes that are known or that can reasonably be known.

The marketable equity securities were reclassified as investment with readily determinable fair values beginning January 1, 2018. There will no longer be an available-for-sale classification for equity securities.

Prior to the adoption of ASU 2016-01,the Company recorded investments in private equity funds without significant influence exerted by the Company under cost method. Under the new guidance, investments in private equity funds using the Net Asset Value (“NAV”) practical expedient under ASC 820 are required to be measured at fair value on a recurring basis.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Investments in entities which the Company can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment — Equity Method and Joint Ventures. Under the equity method, the Company initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Convertible debt

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

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

Revenue recognition

The Company adopted the new revenue guidance as of January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting method under ASC 605.

Impact on Adoption of New Revenue Recognition

Pursuant to the adoption of ASC606, the main impacts are a) the presentation of VAT recognized in revenue from “gross” to “net”, which results in equal decreases of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions (“Barter Transaction”), which mainly results in the increase of revenue and advertising expenses.

Under the previous guidance of ASC 605, advertising barter transactions for which the fair value of the advertising services was not determinable was recorded at the carrying amount of the advertising surrendered since the Company did not settle such barter transactions with the counterparties in cash. Under the new guidance of ASC 606, advertising barter transactions are recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers.

The Company recorded a net reduction to opening retained earnings of $0.3 million resulting from Barter Transactions as of January 1, 2018 due to the cumulative impact of adopting ASC 606.

Adoption of the standards related to revenue recognition which impacted the Company’s current period reported results are as follows:

	Year Ended December 31, 2018
	Adjustments
	ASC 605	VAT	Barter Transaction	ASC 606
	( In thousands, except for percentage)
Net revenues	$2,113,954	$(118,006)	$112,379	$2,108,327
- Advertising	1,776,944	(100,038)	112,379	1,789,285
- Non-advertising	337,010	(17,968)	—	319,042
Cost of revenues	570,046	(118,006)	—	452,040
Operating expenses	1,076,520	—	112,813	1,189,333
- Sales and marketing	587,149	—	112,813	699,962
Income from operations	$467,388	$—	$(434)	$466,954
Gross margin	73.0%			78.6%
Operating margin	22.1%			22.1%

No other material impacts on the consolidated financial statements of 2018 arising from the adjustments on VAT and Barter Transaction. Other than the above, the Company’s revenue recognition under ASC 606 did not change from that under ASC 605.

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company’s contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations when control of the promised goods or services transferred to the customers.

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Company estimates annual expected revenue volume of each individual agent with reference to their historical results. The Company recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”) under ASC 606. The Company believes that there will not be significant changes to its estimates of variable consideration.

The following table presents our revenues disaggregated by revenue source.

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Portal advertising	$304,090	$320,473	$290,215
Weibo advertising	570,982	996,745	1,499,180
Elimination	(3,885)	(5,352)	(110)
Advertising revenues	871,187	1,311,866	1,789,285

Portal non-advertising	74,931	122,535	111,412
Weibo value added services (“VAS”)	84,818	153,309	219,338
Elimination	—	(3,826)	(11,708)
Non-advertising revenues	159,749	272,018	319,042
Net revenue	$1,030,936	$1,583,884	$2,108,327

Advertising Revenues

The Company generates revenues primarily by delivering advertising on the Company’s portal properties and Weibo’s social media’s properties. Advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements. The majority of the Company’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates.

Display advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s websites or platform, in particular formats and over particular periods of time. Advertising revenues from display advertising arrangements are recognized ratably over the contract period of display, when the collectability is reasonably assured. The Company enters into cost per day (“CPD”) advertising arrangements with customers, under which the Company recognizes revenues ratably over the contract period. The Company also enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed and the Company recognizes revenues based on the number of times that the advertisement has been displayed.

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

The Company’s contracts with customers may include multiple performance obligations, which primarily consist of combination of services to allow customer to place advertisements on different areas of the Company’s websites or platform. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. For the deliverables that have not been sold separately, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings of the Company’s platform with similar characteristics and advertisements with similar formats and quoted prices from competitors and other market conditions. Revenues recognized with reference to best estimates of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year.

Non-advertising Revenue

Portal non-advertising services

Loan facilitation services

The Company provides lending related services through which the Company matches lenders to borrowers and facilitates the execution of loan agreements between the lenders and the borrowers, with the terms of loan generally within one year. The Company is obligated to recommends borrowers to the lenders from certain mobile platform and to provide a credit assessment on the potential borrowers to facilitate the lenders in making their own investment decision. In light of the above, the Company determined that the Company is not the legal lender and does not record loans receivable and payable arising from the loan.  The Company earns loan matching servicing fees and the post origination services from the borrowers base on an agreed fixed percentage of loan amount. The Company also provides guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders. Although the Company did not sell these services separately, the Company determined that all deliverables have standalone value. The Company determined that the financial guarantee is within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 606-25. The value of guarantee liability is estimated taking into consideration discounting expected future payouts, net expected loss rates and incorporating a markup margin. Subsequent to the inception of the loan, the guarantee liability initially recognized is reassessed in each period end of financial statements as the Company is released from risk under the guarantee either through expiry or cash out. Upon the occurrence of any triggering event or condition under the guarantee, the Company compensates the lenders for their principal and interest losses and obtains the recourse rights from the lender to recover the amounts paid under the guarantee.

The Company considers the loan matching services and the post origination services as a multiple element revenue arrangement, and first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability. Then the remaining consideration is allocated to the loan matching services and post-origination services using their relative estimated selling prices under ASC 606. The revenue from loan matching service is recognized when the facilitation obligation is completed, which is generally at the loan inception date.  Post-origination revenue is recognized when service is provided.

Online payment services

The Company provides online payment service for Internet merchants and earns transaction fees from fund transfer transactions. Revenues resulting from these transactions are recognized when transactions are completed. Transaction fee is charged based on certain criteria (such as account type and volume of payments) for funds they receive.

Weibo VAS

Weibo fee-based services allow the Company’s users to subscribe to services on its websites or platform, mainly including Weibo VIP membership, living stream and game-related service. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Weibo VIP membership

Weibo VIP membership is a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Live streaming

Live streaming generates revenue from sales of virtual items in the Yizhibo platform. Users can access the platform and view the live streaming content and interact with the broadcasters for free.

The Company designs, creates and offers various virtual items for sales to users with pre-determined selling price. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, the Company shares with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Company has determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. The Company does not have further obligations to the user after the virtual items are consumed.

Game related services

The majority of the game related service revenues are generated from purchasing of virtual items through its game platform. Each virtual item is considered as a distinctive performance obligation. The Company collects payments from the game players in connection with the sale of virtual currency, which are converted into in-game credits (game tokens) that can be used to purchase virtual items in the third party developed games.  The Company remits certain predetermined percentages of the proceeds to the game developers when the virtual currency is converted into in-game credits.

The Company has determined that the game developers are the primary obligors for the web game services, based on whether the game developers are responsible for developing, maintaining and updating the game related services and have reasonable latitude to establish the prices of virtual items for which in-game credits are used. Revenue is recorded on a gross basis for games when the Company is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games. The Company’s primary responsibility is to promote the games of the developers, provide virtual currency exchange service, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, currency exchange and other related issues.

Virtual currencies in general are not refundable once they have been sold unless there are unused in-game credits at the time a game is discontinued. Sale of virtual items are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month after the purchase of in-game credits.

Contract Balances

The Company enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Company’s contracts vary by the type and location of its customer and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets was arising from the new guidance of revenue recognition.

Deferred revenue related to unsatisfied performance obligations at the end of the period and consist of a) the unamortized balance of license fees, which are mostly derived from a licensing agreement to Leju, a subsidiary of E-House (China) Holdings Limited (“E-House”) and b) the unamortized balance of service fee paid by third parties, which are mainly received from the customer advance of advertising and marketing services and online gaming business. The deferred revenues are amortized on a straight-line basis through the service period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was $106.7 million for the year ended December 31, 2018.

Practical Expedients and Exemptions

The Company generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors, such as credit-worthiness of the customers and the age of the receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the company incurs more bad debt than the original estimates, additional allowances would be required that could materially impact the Company’s financial position and results of operations.

Cost of revenues

Advertising. Cost of advertising revenues consists mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and costs of revenue shared with third parties, payroll-related expenses and equipment depreciation associated with the website production.

Non-advertising. Costs of non-advertising revenues mainly consist of fees or royalties paid to third-party content and service providers, costs of revenue shared with third parties, costs for providing the enterprise services and employee related cost for non-advertising business.

Prior to January 1, 2018, the Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Company is subject to 6.7% Value-Added Tax (“VAT” or “turnover tax”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the Company changed the presentation of the VAT from gross basis to net against revenue, which results in equal decrease of revenues and cost of revenues.  The total amounts of such taxes for 2016, 2017 and 2018 were $88.1 million, $138.3 million and $65.7 million, respectively, with VAT excluded from the cost of sales since 2018.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, marketing expenses related to advertising barter transaction, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company expenses all such direct marketing expenses. Advertising expenses for 2016, 2017 and 2018 were $123.4 million, $268.3 million and $521.4 million, respectively.

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

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of the estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Shares of the Company’s subsidiary, which do not have quoted market prices before they were publicly listed, were valued based on the income approach, if a revenue model had been established, or valued based on the market approach, if information from comparable companies had been available or a weighted blend of these approaches if more than one is applicable.

The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years.

For service-based restricted stock awards and performance-based restricted stock awards, the Company recognizes the compensation expense only when it is probable that those awards will meet the performance and service vesting condition on a straight-line basis over the requisite service period.

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

Foreign currency translation adjustments included in the Company’s comprehensive income were losses of $72.4 million and $119.6 million for 2016 and 2018, respectively, and an income of $87.3 million for 2017. The Company recorded a net foreign currency transaction income of $0.3 million and $0.8 million in 2016 and 2018, respectively, and net losses of $2.0 million in 2017, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss), net change in unrealized gains (losses) on marketable securities classified as available-for-sale (net of tax), foreign currency translation adjustments, and share of change in other comprehensive income of equity investments one quarter in arrears. On January 1, 2018, the date of initially applying ASU 2016-1, an unrealized gains of $38.7 million on marketable securities previously classified as available-for-sale was reclassified from accumulated other comprehensive income to retained earnings. Subsequently all the fair value changes arising from marketable securities will be recognized in the earnings.

Recent accounting pronouncements

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company will adopt the new lease standard beginning the first quarter of fiscal year 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. The impact of initially applying the guidance on the opening balance of 2019 is estimated mainly to be recognition of approximately $35 million to $40 million of leasing related assets and liabilities that arise from operating leases, respectively.

In June 2016, the FASB issued of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Company in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU No. 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. The Company is currently evaluating the impact of adopting ASU No. 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, which eliminates the current requirement to calculate a goodwill impairment charge by comparing the implied fair value of goodwill with its carrying amount. The amendments will be effective beginning the first quarter of fiscal year 2020. The Company will early adopt the guidance in 2019 on a prospective basis and no impact is expected from the amendments.

3. Cash, Cash Equivalents, Restricted Cash and Short-term Investments

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2017	2018
	(In thousands)
Cash and cash equivalents:
Cash	$1,766,927	$1,383,610
Cash equivalents:
Bank time deposits (maturing within 3 months)	24,966	75,367
Money market funds	198,659	86,823
	223,625	162,190
	1,990,552	1,545,800
Restricted cash	216,151	97,032
Total cash, cash equivalents and restricted cash	$2,206,703	$1,642,832

Short-term investments:
Bank time deposits	$1,381,991	$799,534

The carrying amounts of cash, cash equivalents, restricted cash and short-term investments approximate fair values. Interest income for the years ended December 31, 2016, 2017 and 2018 was $38.0 million, $43.2 million and $83.2 million, respectively. The maturity dates of the bank time deposits are within one year.

4. Long-term Investments

Long-term investments comprised investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

	Equity Method			Available for	Cost
	(E-House)	(Leju)	(Others)	Sale Securities/ Equity Securities Readily Determinable Fair Values	Method/ Equity Securities Without Readily Determinable Fair Values	Total
	(In thousands)
Balance at January1, 2016	$210,461	$4,344	$131,417	$311,497	$554,921	$1,212,640
New investments/transferred from prepayments	139,953	195,126	56,160	52,449	331,949	775,637
Income (loss) from investments	(3,760)	308	(8,314)	—	—	(11,766)
Investment impairment	—	—	(2,455)	(4,822)	(29,032)	(36,309)
Unrealized loss, net	—	—	—	(80,795)	—	(80,795)
Disposal/dilution of investments	(341,052)	—	10,902	(124,040)	(67,658)	(521,848)
Dividend received	—	—	(3,103)	—	—	(3,103)
Others*	(5,602)	(116)	(2,642)	—	(7,889)	(16,249)
Balance at December 31, 2016	$—	$199,662	$181,965	$154,289	$782,291	$1,318,207
New investments/transferred from prepayments	—	—	26,204	10,000	132,079	168,283
Income (loss) from investments	—	(30,796)	14,726	—	—	(16,070)
Investment impairment	—	(113,103)	(1,207)	(1,275)	(6,513)	(122,098)
Unrealized loss, net	—	—	—	(35,607)	—	(35,607)
Disposal/dilution/refund of investments	—	—	19,112	(22,248)	(10,410)	(13,546)
Changes from cost method to consolidation (Note 5)	—	—	—	—	(29,071)	(29,071)
Changes from cost method to equity method	—	—	19,121	—	(19,121)	—
Changes from cost method to available-for-sale securities	—	—	—	2,213	(2,213)	—
Dividend received/entitled	—	—	(7,829)	—	—	(7,829)
Others*	—	1,646	5,330	—	19,571	26,547
Balance at December 31, 2017	$—	$57,409	$257,422	$107,372	$866,613	$1,288,816
Impact of adoption of new investment guidance **	—	—	—	37,686	(27,419)	10,267
New investments/transferred from prepayments	—	—	140,379	149,140	382,031	671,550
Income (loss) from equity method investments	—	(9,080)	10,200	—	—	1,120
Investment impairment	—	—	(5,699)	—	(55,289)	(60,988)
Disposal/dilution/refund of investments	—	—	3,235	(87,351)	—	(84,116)
Changes from investments without readily determinable fair value to readily determinable fair value	—	—	—	30,000	(30,000)	—
Fair value change through earnings (including adjustment of subsequent observable price changes)	—	—	—	(70,020)	166,553	96,533
Dividend received/entitled	—	—	(4,087)	—	—	(4,087)
Others*	—	(186)	(8,235)	(891)	(19,940)	(29,252)
Balance at December 31, 2018	$—	$48,143	$393,215	$165,936	$1,282,549	$1,889,843

* Others mainly represents the impacts from foreign exchange change. For equity method investments, others represents the equity pick-up of other comprehensive income (loss) of investees caused by foreign exchange change.

** Upon the adoption of ASU 2016-01, $27.4 million of investments in private equity funds were adjusted to their NAV of $37.7 million and reclassified from cost method to equity investments with readily determinable fair value on January 1, 2018.

Equity Method

As of December 31, 2018, investments accounted for under the equity method totaled $441.4 million, which included a $48.1 million investment in Leju Holdings Limited (“Leju”) and a $110.1 million investment in Tian Ge Interactive Holding Limited (“Tian Ge”) ($57.4 million in Leju and $98.1 million in Tian Ge as of December 31, 2017, respectively). Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered as in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had significant influence over were also accounted for using the equity method.

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

On December 30, 2016, Parent exercised such option right and repurchased 49,764,809 of its ordinary shares from the Company, for the aggregate consideration comprised of 40,651,187 shares of Leju with a fair value of $195.1 million and approximately $127.6 million in cash. As a result, together with Leju Dividend Shares received in 2014 by the Company, on December 31, 2016, the Company totally held 42,117,874 Leju shares with a fair value of $202.2 million, which represented 31.1% of Leju’s then total outstanding shares, and ceased to hold any beneficial ownership in Parent. The Company used the equity method to account for the investment in Leju. During 2017, the U.S. dollar cash consideration was received from Parent, and an equivalent RMB deposit received in 2016 to ensure the later payment of cash consideration in U.S. dollar was repaid to the Parent.  As a result of the share exchange, the Company recognized a one-time gain of $4.6 million, which was the difference between all the considerations received and the carrying value of the investment in E-House on the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for E-House as other comprehensive loss. Earning/(loss) from Parent for the period from October 1, 2016 to December 30, 2016 was included in the disposal gain of $4.6 million from this transaction. For the year ended December 31, 2016, a loss of $28.5 million was recognized as fair value change in option liability when marked to market in the Company’s consolidated statements of comprehensive income. In 2017, the Company recorded a $30.8 million of loss and a $113.1 million of other- than-temporary impairment loss on its investments in Leju related to changes in the government policy in real estate industry in China and to the decline of Leju’s stock price after the investment. In 2018, the Company recorded a $9.1 million of loss. The closing price of Leju as of December 31, 2018 was $1.4 per ADS/share, higher than its carrying amount per share (approximately $1.14). The aggregate market value of the Company’s investment in Leju is approximately $59.0 million.

On July 9, 2014, Tian Ge, an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). Immediately after the Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge. The closing price of Tian Ge as of December 31, 2018 was HK$3.06 (equivalent to $0.39) per ADS/share, as compared to the carrying amount per share of approximately $0.37. The aggregate market value of the Company’s investment in Tian Ge was approximately $117.2 million.

The Company made an investment in an investing fund of $48.0 million in 2018, which was accounted for under equity method. Other investments under equity method made during the presented periods were individually immaterial.

None of the Company’s equity method investments meets the SEC’s definition of a significant subsidiary for the years ended December 31, 2016, 2017 and 2018. The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X.

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Operating data:
Revenue	$1,884,793	$626,402	$926,219
Gross profit	$1,385,828	$470,681	$550,181
Loss from operations	$(21,238)	$(128,034)	$(2,014)
Net loss	$(57,894)	$(34,455)	$(41,682)
Net loss attributable to the investees	$(27,895)	$(33,053)	$(39,600)

	As of December 31,
	2017	2018
	(In thousands)
Balance sheet data:
Current assets	$918,942	$946,459
Long-term assets	$733,487	$1,402,989
Current liabilities	$257,650	$283,495
Long-term liabilities	$24,875	$33,148
Non-controlling interests	$(1,445)	$(572)

The investment in Leju was accounted for using the equity method with the cost allocated as follows:

	As of December 31,
	2017	2018
	(In thousands)

Carrying value of investment in Leju	$57,409	$48,143
Proportionate share of Leju’s net tangible and intangible assets *	80,753	75,723
Carrying value of investment less proportionate share of Leju’s net tangible and intangible assets	$(23,344)	$(27,580)

The difference above has been primarily assigned to:
Goodwill and amortizable intangible assets *	$(23,344)	$(27,580)
Deferred tax liabilities	—	—
	$(23,344)	$(27,580)

Cumulative loss in equity interest	$(30,243)	$(39,323)

* The weighted average remaining life of the intangible assets recorded in Leju’s financial statements was 5 years, and the intangible assets not included in Leju’s financial statements was fully impaired in the end of June 2017. The negative basis difference mainly arising from intangible assets is being amortized over 5 years, the weighted average remaining lives of primary assets.

Equity Securities with Readily Determinable Fair Values

Equity securities with readily determinable fair values include i) marketable equity securities, which are publicly traded stocks or funds measured at fair value and ii) private equity funds, which are qualified NAV under ASC 820.

Prior to January 1, 2018, the Company accounted for the marketable equity securities at fair value with unrealized gains and losses recognized in accumulated other comprehensive income. Upon the adoption of ASU 2016-01, the Company measures equity securities with readily determinable fair values at fair value through earnings. Due to the initial application of the ASU 2016-01, The Company reclassified a cumulative unrealized gain of $38.7 million in accumulated other comprehensive income arising from marketable securities to the retained earnings and also recognized a cumulative-effect adjustment of $10.3 million to increase its carrying amount for the investments qualified for NAV and credited to the retained earnings as of January 1, 2018.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values and private equity funds:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Jupai	$23,068	44,107	—	67,175
Other equity securities	45,594	10,163	(15,560)	40,197
December 31, 2017	$68,662	$54,270	$(15,560)	$107,372
Jupai	$23,068	$—	$(7,119)	$15,949
Pintec	30,000	—	(2,776)	27,224
Other equity securities	74,844	4,562	(29,317)	50,089
Private equity funds	58,246	16,277	(1,849)	72,674
December 31, 2018	$186,158	$20,839	$(41,061)	$165,936

The Company invested Jupai Holding Limited (“JP”) with a total cost of $7.8 million under cost method since 2014. In July 2015, JP completed its listing on the New York Stock Exchange (“JP IPO”) and the investment was transferred to marketable securities which measures at fair value. As of December 31, 2018, the Company had an unrealized loss of $7.1 million in relation to the investment in JP. In June 2018, the Company invested Pintec Technology Holding Limited (“Pintec”) with a total cost of $30 million, which was initially recorded under the investment without readily determinable fair value. In October 2018, Pintec completed its listing on the NASDQ Stock Exchange (“Pintec IPO”) and the investment was transferred to marketable securities which measures at fair value from marked to market. As of December 31, 2018, the Company had the unrealized loss of $2.8 million. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Instead, distributions from each fund will be received as the underlying investments of the funds are disposed and monetized. As of December 31, 2018, the unfunded commitments related to investments in private equity funds was $53.5 million. Investments in private equity funds may be subject to lock-up period, which is usually from 5 to 10 years and restricts an investor from withdrawing from the fund during the investment period.

As of December 31, 2018, equity securities with readily determinable fair values were $165.9 million. In 2018, the Company recognized a net loss of $74.2 million from the fair value change of marketable equity securities, which substantially was unrealized. The Company also recognized unrealized gain of $ 4.2 million for the equity investments qualified NAV in 2018.

Equity Securities without Readily Determinable Fair Values

Prior to January 1, 2018, the Company accounted for equity securities under cost method at cost less impairment. As of December 31, 2017, the equity securities previously accounted for under the cost method had a carrying value of $866.6 million. Started from January 1, 2018, the Company elected measurement alternative and recorded equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. $27.4 million of investment in private equity funds were adjusted to their fair values of $37.7 million and reclassified from cost method to equity securities with readily determinable fair value. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable efforts” to identify price changes that are known or that can reasonably be known.

In 2016, the Company further invested $120 million in the preference shares of a private company, which primarily focus on developing social applications. In 2018, the Company invested in a) preference shares of two private companies in Fintech industry, which primarily focus on the insurance business and Fintech services, with the consideration of $96.4 million and $91.5 million, respectively; and b) preference shares of a private company, which primarily focus on developing artificial intelligence of automobile, with the consideration of $90.0 million. Other investments without readily determinable fair values made during the presented periods were individually immaterial.

In 2018, the Company recognized $55.3 million impairment related to investments without readily determinable fair value and no other downward adjustment was related to investments without readily determinable fair value. These impairments were primarily driven by revised projections of future operating results reflecting unfavorable macroeconomic conditions and performance of the investees. The fair value of each of these investments was derived using discounted cash flow analysis based on Level 3 inputs.

As of December 31, 2018, investments accounted for without readily determinable fair values were $1,282.5 million. During 2018, the Company recorded $166.6 million gains from upward adjustments, mainly from two investments, which were based on identified observable price changes indicated by new issuance of identical securities of the same investee or transaction of identical securities between other existing shareholders. The Company did not dispose any interests of these investments and all of gains were unrealized as of December 31, 2018. The Company classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity securities accounted for alternative measures as of December 31, 2018 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities (in thousands):

Initial cost basis	$1,191,225
Upward adjustments	166,553
Impairment	(55,289)
Foreign currency translation	(19,940)
Total carrying value at the end of the period	$1,282,549

Subsequently, in the first quarter of 2019, the Company noted impairment indicators for two equity investments without readily determinable fair value, as the respective investees suffered significant performance deterioration caused by loss of certain significant cooperation agreement and financing difficulties coupled with investment losses that all occurred in the first quarter of 2019. As a result, the investees made business plan changes and scaled down their operations and employees. The Company expects to recognize $75.2 million impairment for these two equity investments in the first quarter of 2019. The Company also expects to recognize $163.3 million gains from upward adjustment of fair value for one equity investment, as the identical shares of the same investee were listed for the first quarter of 2019 on the Shenzhen Stock Exchange in China.

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

Yizhibo

On October 1, 2018(“Acquisition Date”), Weibo entered into a series of business and asset transfer agreements with Yixia Tech Co., Ltd. (“Yixia Tech”) to acquire the whole live streaming business of Yizhibo, which was previously operated by Yixia Tech. The acquisition included the Yizhibo APP and related assets/technology, employees and business contracts with a cash consideration of US$50.0 million. As of December 31, 2018, Weibo had paid $40.0 million to Yixia Tech, with the remaining $10.0 million scheduled to be paid in 2019. Weibo engaged an independent valuation firm to help its management determine the value of assets and liabilities from the acquisition. Total identifiable intangible assets acquired on acquisition date included supplier-relationship of $9.7 million with estimated useful life of five years, core technology of $6.6 million with estimated useful life of eight years, and trademark and domain name of $5.6 million with estimated useful life of ten years. The acquisition mentioned above resulted in an increase of $28.0 million to revenue and an immaterial impact to net income for 2018.

The consideration of acquisition of Yizhibo was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

As of October 1, 2018
(In thousands)
Consideration	$50,000
Property and equipment, net	466
Identifiable intangible assets acquired	21,942
Other tangible assets	2,874
Liabilities assumed	(2,434)
Goodwill	27,152
Total	$50,000

Weihui

Prior to 2017, the Company held a 45% equity interest of Weihui, which is primarily engaged in providing technology service for financial service platforms, including design and develop online platform, payment system integration, etc. Pursuant to the investment agreement, the Company had contingent redemption right on its investment in Weihui, so the interest held by the Company did not meet the definition of “in-substance common shares” under ASC 323-10-15. As there was no readily determinable fair value for the Company’s investment in Weihui, it was accounted for an investment under the cost method prior to 2017. The carrying amount of the investment in Weihui prior to the acquisition was $29.1 million.

In April 2017, the Company entered into a new share purchase agreement and purchased additional 10% equity interest of Weihui with consideration of $12.2 million and obtained control, holding aggregate 55% of Weihui’s equity interest with contingent redemption rights upon the completion of the transaction.  In accordance with ASC 805 accounting for step-up acquisition, the Company’s previously held 45% equity interest was re-measured to fair value at the acquisition date, which was valued with the assistance of an independent valuation firm and a re-measurement gain of $6.0 million was recognized. The Company began to consolidate Weihui’s financial statements from April 2017 and the remaining 45% of its common shares without any preference right was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $15.9 million valued by the excess earnings method, customer relationships of $3.8 million, which have an estimated useful life of five years. Consideration for Weihui was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

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

The acquisitions above did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.  In 2017 and 2018, no other significant acquisition has material impact on the Company’s consolidated financial statements. No acquisition incurred in 2016.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Portal Advertising	Weibo	Others	Total
Balance as of January 1, 2016	41,745	11,117	—	52,862
Impairment provided in 2016	(36,726)	—	—	(36,726)
Foreign exchange impact	(5,019)	(851)	—	(5,870)
Balance as of December 31, 2016	$—	$10,266	$—	$10,266
New acquisitions (Note 5)	—	2,318	64,735	67,053
Foreign exchange impact	—	836	3,241	4,077
Balance as of December 31, 2017	$—	$13,420	$67,976	$81,396
New acquisitions (Note 5)	—	27,152	652	27,804
Impairment provided in 2018	—	(10,554)	—	(10,554)
Foreign exchange impact	—	(672)	(3,734)	(4,406)
Balance as of December 31, 2018	$—	$29,346	$64,894	$94,240

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company’s goodwill as of December 31, 2017 and 2018 was $81.4 million and $94.2 million respectively. No new acquisition incurred in 2016.

For the portal advertising segment, the Company witnessed a decrease trend in revenue in 2016, which was mainly caused by an increasingly competitive online advertising market landscape. This led to a shift of advertising budget of brand advertisers, the largest customer segment in terms of revenue contribution for portal advertising business, from portal to APPs. As of December 31, 2016, the Company performed a quantitative analysis for the reporting unit under portal advertising business, with the assistance of an independent third party valuer to determine the fair value of reporting units and the implied fair value of their goodwill. Based on the assessment, the Company provided a full impairment charges of $36.7 million for the goodwill arising from the acquisitions made under portal advertising segment as of December 31, 2016.

As to Weibo, no impairment provision was made in 2016 and 2017. In 2018, the Company also performed a quantitative analysis on its reporting units considering the fact of under expectation performance and decreased revenue. The Company estimated the fair value by using the income approach or market approach. The income approach considered a number of factors, which included, but were not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and required the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business. Based on the assessment, the Company provided $10.6 million of impairment charge on goodwill related to Weibo VAS business as of December 31, 2018.

For other reporting units, the Company performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from newly acquired businesses, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2017.  In 2018, considering the strict government policy in Fintech industry in China and the increasing market competition, the Company performed a quantitative analysis on the reporting unit as of December 31, 2018, with the assistance of an independent third party valuer to determine the fair value of reporting unit and concluded that there was no impairment.

Intangible assets

The following table summarizes the Company’s intangible assets arising from acquisitions and land use rights:

	As of December 31, 2017				As of December 31, 2018
	Cost	Accumulated Amortization	Accumulated Impairment	Net	Cost	Accumulated Amortization		Accumulated Impairment	Net
	(In thousands)				(In thousands)
Land use rights	$—	$—	$—	$—	$202,340	$(2,341)		$—	$199,999
Technology	38,547	(18,582)	(1,243)	18,722	44,342	(22,747)		(11,598)	9,997
Supplier-relationship	—	—	—	—	9,738	(495)		—	9,243
Trademark and Domain name	—	—	—	—	5,623	(147)		—	5,476
Software	1,861	(1,861)	—	—	1,859	(1,859)		—	—
Others	12,090	(5,776)	(2,225)	4,089	11,275	(5,998)		(4,657)	620
Total	$52,498	$(26,219)	$(3,468)	$22,811	$275,177	$(33,587	) $	$(16,255)	$225,335

Land use rights represent the land rights acquired for the purpose of constructing offices. In 2018, the Company obtained the land use rights from local authorities with cash consideration, which was amortized on a straight-line basis over the term of the land use right period, approximately 50 years. Amortization expense related to land use rights for the year ended December 31, 2018 was $2.4 million.

Other intangible assets mainly include technology arising from acquisition, which are amortized over the estimated useful lives ranging from one to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2016, 2017 and 2018 was $1.9 million, $4.6 million and $9.1 million, respectively. In 2016, the Company recognized $3.5 million impairment loss of acquired intangible assets, which is related to the All Sure business acquired in 2013, as a result of the management’s assessment that the impairment existed based on its conclusion that All Sure was unable to provide expected synergies with the portal business. The impaired intangible assets consisted primarily of core technology, trademark and domain names. No impairment on acquired intangible assets was made for the year ended December 31, 2017. In 2018, the Company recognized $12.7 million impairment loss of acquired intangible assets, which is related to Weihui business acquired in April 2017, as a result of the management’s assessment that the impairment existed based on the under expectation performance of Weihui and its conclusion that Weihui was unable to provide expected synergies with the Company’s Fintech business. The impaired intangible assets consisted primarily of core technology and customer list.

As of December 31, 2018, estimated amortization expenses for future periods are expected to be as follows:

Year Ended December 31,	(In thousands)
2019	$8,491
2020	8,487
2021	8,447
2022	7,931
2023 and thereafter	191,443
Total expected amortization expense*	$224,799

*  The table above excludes $0.5 million of indefinite lived intangible assets which was included in the category of Others.

7. Investment in Weibo

In April 2014, Weibo completed an initial public offering (the “IPO”) with the new issuance of 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Alibaba Group. Prior to the completion of the IPO, a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba”) invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of Weibo, representing an ownership interest of 18% on a fully diluted basis.  With the completion of the IPO, all the ordinary shares held by SINA were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. Concurrent with the IPO, Alibaba Group further acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from the Company.  Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Share Ownership

As of December 31, 2018, the share ownership of Weibo was as follows:

Shareholder Name	Shares Type	Ownership Percentage	Voting Power*
SINA	Class B Ordinary shares	45.3%	71.3%
Alibaba	Class A Ordinary shares	30.2%	15.8%
Others	Class A Ordinary shares	24.5%	12.9%
Total		100.0%	100.0%

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

* Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share.

8. Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31, 2017	As of December 31, 2018
	(In thousands)
Weibo	$666,141	$969,803
Others	86,746	75,278
Total	$752,887	$1,045,081

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. The increase in non-controlling interests related to Weibo both for 2017 and 2018 mainly resulted from a) the pick-up of Weibo’s results of operations and changes in equity attributable to non-controlling shareholders (Note 7— Investment in Weibo),  and b) the declaration of in-kind dividend to SINA’s shareholders in 2017, which resulted in an increase of non-controlling interests based on the change in equity interest held by the Company in Weibo as of the declaration date (Note 15—Shareholders’ Equity—In-kind Distribution).

9. Other Balance Sheet Components

	As of December 31,
	2016	2017	2018
		(In thousands)
Accounts receivable, net:
Accounts receivable		$305,895	$555,861
Allowance for doubtful accounts:
Balance at the beginning of year	$(14,980)	(14,068)	(20,214)
Additional provision charged to expenses	(14,621)	(8,465)	(15,424)
Write-off	15,533	2,319	7,674
Balance at the end of year	$(14,068)	$(20,214)	$(27,964)
		$285,681	$527,897
Prepaid expenses and other current assets:
Prepayments and loan to investees[1](including prepayment and receivables from related parties of $40,506 and $115,976 as of December 31, 2017 and 2018)		$62,172	$190,444
Secured loan to a founder of a related party[2]		80,000	80,000
Rental and other operation deposits		30,191	9,842
Amounts deposited by Weibo users[3]		25,277	30,631
Content fees and revenue share		12,013	14,769
Advertising and marketing fees		2,926	4,742
Deductible value added tax		—	10,304
Others		15,659	21,703
		$228,238	$362,435
Property and equipment, net:
Office building		$208,731	$197,337
Office building related facilities		3,499	3,308
Computers and equipment		214,644	217,335
Leasehold improvements		14,258	17,328
Furniture and fixtures		11,355	11,558
Other		2,473	2,996
		454,960	449,862
Less: Accumulated depreciation		(192,284)	(187,016)
		$262,676	$262,846
Other assets:
Investment related deposits		$38,897	$46,777
Deferred tax assets		16,158	23,213
Deposits for land use rights		—	6,321
Others		2,027	4,816
		$57,082	$81,127
Accrued expenses and other current liabilities:
Accrued sales rebates		$104,117	$149,371
Accrued payroll related expenses (including sales commission)		141,129	117,562
Advertising and marketing expenses		88,614	83,893
Guarantee liabilities (Note 17)		10,143	10,952
Deposit for secured loan[2]		—	43,614
Turnover tax		32,367	44,280
Amounts due to Weibo users[3]		25,277	30,631
Employee reimbursement		8,055	8,934
Professional fee		9,253	10,014
Unpaid consideration for acquisitions		5,704	10,055
Others		22,120	31,501
		$446,779	$540,807

1 Prepayment and loan balance to investees as of December 31, 2017 and 2018 were individually immaterial. The Company recognized $8.1 million, $0.9 million and $20.3 million of impairment on the prepayment of investments as a result of the deterioration of the investees’ operation for the year ended December 31, 2016, 2017 and 2018, respectively.

2 The Company issued a one-year loan of $100 million to a founder of a related party in August 2016 with an annual interest rate of 5%. $20 million was repaid as of December 31, 2017 and the remaining were extended to August 15, 2018 and then August 15, 2019, with an annual interest rate of 7.5%, and secured by an RMB deposits included in accrued expenses and other current liabilities (equivalent to $43.6 million) and mortgaged shares of the related party provided by its founder as of December 31, 2018. Subsequently, as of March 31, 2019, all the loan amount was fully secured by RMB deposits received by the Company.

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

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Leju and its subsidiaries (“Leju”)	An investee of the Company
Alibaba and its subsidiaries (“Alibaba”)	Strategic partner and significant shareholder of Weibo
New Wave MMXV Limited (“New Wave”)	An entity controlled by Mr. Charles Chao

(a)  Service provided to related parties

The Company entered into the following transactions with related parties:

	Year ended December 31,
Transactions	2016	2017	2018
	(In thousands)
Revenues:
License revenue from Leju[1]	$10,435	$10,435	$10,435
Agency and advertising service earned from Leju[1]	9,265	16,091	20,754
Promotion and advertising service to Alibaba[2]	82,021	91,724	126,882
Others[3]	47,809	94,107	160,184
	$149,530	$212,357	$318,255

Other related parties mainly include investee companies over on which the Company has significant influence. These investees are mainly high-tech companies operating in different internet-related industries, such as short video applications, social and new media marketing services and so on.

1  The amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) were entered into with Leju, a subsidiary of E-House, and such amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March 2014, when the License Agreement was extended for another ten years.  Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under the straight-line method until 2024. For the years ended December 31, 2016, 2017 and 2018, the Company recorded $10.4 million revenue from License Agreements from such deferred revenue account, respectively. As of December 31, 2017 and 2018, the total amount of deferred revenue from Leju was $64.5 million and $54.1 million, respectively, which includes $54.1 million and $43.7 million of non-current portion of deferred revenue, respectively. Based on the amended and restated advertising agency agreements with Leju, agency fees and advertising revenue earned from Leju for 2016, 2017 and 2018, generated from the sales of advertising through SINA were amounting to $9.3 million, $16.1 million and $20.8 million, respectively.

2  On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016 and recorded $82.0 million, $91.6 million and $126.7 million in advertising and marketing revenues from Alibaba in 2016, 2017 and 2018, respectively.

3  Within other related parties, one related party that is an equity investee in the short video business contributed $53.9 million of advertising and marketing revenues in 2018 and represented $80.9 million of accounts receivable due from other related parties at December 31, 2018.

(b)         Balances with related parties

The Company had the following balances with related parties:

	As of December 31,
	2017	2018
	(In thousands)
Accounts receivable from Leju	$1,513	$4,905
Accounts receivable from Alibaba	43,676	53,480
Accounts receivable from other related parties[3]	29,848	131,137
	$75,037	$189,522
Deferred revenues in relation to License Agreement with Leju	$64,521	$54,087
Account payable to related parties	$20,660	$50,678
Accrued and other liabilities to related parties	$5,681	$14,763

(c)          Shares Issuance to Management

On November 6, 2015, the Company completed an issuance of 11,000,000 ordinary shares to New Wave, a holding company that holds ordinary shares on behalf of our senior management and controlled by Mr. Charles Chao, Chairman and chief executive officer (“CEO”) of the Company, for an aggregate price of $456,390,000 pursuant to a legally binding subscription agreement signed in June 2015.  The shares acquired in this transaction are subject to a contractual lock-up restriction for six months after the closing on November 6, 2015.  The per share purchase price of US$41.49 represents the average closing trading price of SINA’s ordinary shares for the 30 trading days ended May 29, 2015, the last trading day before the signing of the subscription agreement. No stock-based compensation expenses arose from this placement.

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

See Note 15 to Consolidated Financial statements Shares Issuance to Management.

(d)         Other transactions with related parties

Transactions with related parties included in cost and operating expenses represented 4.4%, 4.4%, and 4.1% of total cost and operating expenses for 2016, 2017 and 2018, respectively.  The Company believes that the terms of the agreements with the related parties are comparable to the terms of market rate transactions with third-party customers and vendors.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company had no material loan and interest income /expense with related parties for the years ended December 31, 2016, 2017 and 2018.

11. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2017 and 2018.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2016	2017	2018
	(In thousands, except percentage)
Income before income tax expense	$304,527	$424,239	$555,410
Income (loss) from non-China operations	$125,064	$(79,945)	$(143,680)
Income from China operations	$179,463	$504,184	$699,090
Income tax expense applicable to China operations	$11,985	$73,165	$129,406
Effective tax rate for China operations	7%	15%	19%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2016, 2017 and 2018. The income (loss) from non-China operation mainly resulted from the disposal/dilution gain (loss) or impairment loss related to overseas investments, stock-based compensation and fair value change in option liability, etc. In 2016, the Company’s non-China operations recorded (i) aggregated gains of $156.4 million from disposing a series of investments under cost method (ii) a gain of $44.2 million related to disposal of its partial investment in Alibaba, (iii) a gain of $34.5 million related to disposal of its remaining investment in Youku Tudou due to its privatization and (iv) a loss of $28.5 million in change in fair value of option liability related to E-House. A portion of the non-China operations in 2016 resulted in the recognition of non-China income tax expense. In 2017, the Company’s non-China operations recorded (i) a gain of $92.3 million related to disposal of its investment in Alibaba, offset by (ii) impairment of $113.1 million provided in Leju investment and (iii) stock based compensation expenses recognized in the financial statements. In 2018, the Company’s non-China operations recorded (i) an aggregated loss of $66.3 million in fair value change on overseas investments and (ii) stock based compensation expenses recognized in the financial statements.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from the disposition gain of Alibaba and certain private foreign entity’s shares are not subject to tax.

U.S.

As of December 31, 2018, the Company’s subsidiary in the U.S. had approximately $88.8 million of federal and $7.9 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2019 through December 31, 2038, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2028 through December 31, 2038. Included in the net operating loss carryforwards were $40.4 million and $4.2 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary as at December 31, 2018 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2017	2018
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,557	$30,484
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	563	539
Total deferred tax assets	31,120	31,023
Less: valuation allowance	(31,120)	(31,023)
Deferred tax assets, net	$—	$—

Hong Kong

As of December 31, 2018, the Company’s Hong Kong subsidiaries had approximately $36.5 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2018, the deferred tax assets for the Hong Kong subsidiary, consist mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2017	2018
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$5,776	$6,023
Less: valuation allowance	(5,776)	(6,023)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. As of December 31, 2018, some of the Company’s subsidiaries in China, such as SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., and Sina (Shanghai) Management Co., Ltd., were qualified as high and new technology enterprises and enjoyed a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”, which were updated in April 2013. An entity qualified as a software enterprise, may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. In late 2018, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and thus entitled to enjoy a further reduced preferential tax rate of 10% for 2017. Weibo Technology used the tax credit of its “key software enterprise” status of 2017 and recognized $10.8 million of tax credit related to 2017 in 2018.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company has accrued PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If the Company is regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then the Company’s PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from the Company’s PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company decided that its foreign invested enterprises will not distribute PRC earnings made since 2008 beyond to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.  As of December 31, 2017 and 2018, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company accrued appropriate expected tax associated with repatriation of such undistributed earnings.

The Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2017 and 2018, there was both approximately $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between subsidiaries and VIEs in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2014 through 2018 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

In December 2009, the State Administration of Tax (“SAT”) in China issued a circular on strengthening the management of proceeds from equity transfers by non-China tax resident enterprises and requires foreign entities to report indirect sales of China tax resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. In February 2015, SAT issued the Circular on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Circular 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Circular 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Circular 7 is newly issued, there is uncertainty as to the application of SAT Circular 7 and the interpretation of the term “reasonable commercial purpose.” SAT Circular 7 became effective on February 2015, but it also applies to indirect transfers which occurred before its issuance but have not received assessment from the tax authorities. Although the Company believes that it is more likely than not all the transactions made by the Company during all the presented periods would be determined to have reasonable commercial purpose, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Current tax provision	$17,455	$76,379	$95,846
Deferred tax (benefits) provision	(5,470)	(3,214)	33,560
Income tax expense	$11,985	$73,165	$129,406

The deferred tax provision in 2018 mainly consisted of $40.8 million deferred tax provision for those gains recognized from fair value changes on investments with the adoption of the new guidance on accounting for investment in equity securities starting from 2018, and deferred tax benefits in relation to the increase in deferred tax assets.

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2016	2017	2018
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate[1]	(29)%	(11)%	(11)%
Permanent differences	(1)%	(1)%	1%
Change in valuation allowance	12%	2%	4%
Effective tax rate for China operations	7%	15%	19%

1     Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of 2017 in 2018

The provisions for income taxes for the years ended December 31, 2016, 2017 and 2018 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The increase in effective tax rate for China operations in 2017 as compared to 2016 was mainly due to the change in tax status of Weibo Technology in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%. The increase in effective tax rate for China operations in 2018 as compared to 2017 was mainly due to higher impact from the change of valuation allowance and permanent differences, which was offset in part by the preferential tax rate effect of Weibo Technology’s key software enterprise qualification obtained in 2018.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2016	2017	2018
	(In thousands, except per share amount)
Tax holiday effect	$51,829	$56,377	$76,246
Basic net income per share effect	$0.74	$0.79	$1.08
Diluted net income per share effect	$0.67	$0.76	$1.05

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2017	2018
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts	$21,454	$24,267
Net operating loss carry forwards	14,913	31,016
Accruals	17,330	21,989
Depreciation and other liabilities	23,294	33,020
Total deferred tax assets	76,991	110,292
Less: valuation allowance	(60,833)	(87,079)
Net deferred tax assets	$16,158	$23,213

Deferred tax liabilities:
Depreciation	$(650)	$(821)
Investment gain	—	(40,781)
Acquired intangible assets	(3,836)	(3,213)
Others	(3,274)	(6,278)
Total deferred tax liabilities	$(7,760)	$(51,093)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry-forwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 25% or applicable preferential rates.

As of December 31, 2017 and 2018, the Company provided a full valuation allowance of the deferred tax assets for China operations mainly related to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2017 and 2018, the Company had net operating loss carry forwards for China operations totaling $70.5 million and $149.9 million to offset against future net profit for income tax purposes, resulting in $14.9 million and $31.0 million deferred tax assets. The Company anticipates that it is more likely than not that these net operating losses may not be fully utilized based on its estimate of the operation performance of these PRC entities; therefore, deferred tax assets generated from net operating losses were offset by a valuation allowance of $14.8 million and $29.8 million, respectively.

The deferred tax liabilities arising from investments was related to the deferred tax provision on the fair value changes of investments since the adoption of new investment guidance starting from 2018.

12. Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in EPS amounts or a decrease in loss per share amounts) on net income per share. For the years ended December 31, 2016, 2017 and 2018, the interest expenses and amortized issuance costs of $10.8 million, $1.5 million and $1.4 million, respectively, as well as the number of “if converted” shares related to convertible debt were recognized as dilutive factors and included in the calculation of diluted net income per share. For the years ended December 31, 2016, 2017 and 2018, stock options and unvested restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were immaterial on a weighted average basis.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, multiplied by the number of Weibo shares held by SINA. In 2016, 2017 and 2018, the effect on consolidated net income per share of dilutive shares from Weibo was $2.1 million, $3.6 million and $3.3 million, respectively. The Company also believes that it is not necessary to make any allocation to the preferred shareholders when applying the two class method of calculating EPS in accordance with ASC 260, because the preferred shares are not participant securities (see Note 15- preferred shares for details)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(In thousands, except per share amounts)
Basic net income per share calculation:
Numerator:
Net income attributable to SINA’s ordinary shareholders	$225,087	$156,569	$125,562
Denominator:
Weighted average ordinary shares outstanding	70,301	71,284	70,296
Basic net income per share	$3.20	$2.20	$1.79
Diluted net income per share calculation:
Numerator:
Net income attributable to SINA’s ordinary shareholders	$225,087	$156,569	$125,562
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	2,275	3,915	3,699
Add: Effect on interest expenses and amortized issuance cost of convertible debt	10,831	1,531	1,403
Net income attributable for calculating diluted net income per share	233,643	154,185	123,266
Denominator:
Weighted average ordinary shares outstanding	70,301	71,284	70,296
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	112	94	87
Unvested restricted share units	958	1,172	683
Convertible debt	6,140	1,381	1,309
Shares used in computing diluted net income per share attributable to SINA	77,511	73,931	72,375
Diluted net income per share	$3.01	$2.09	$1.70

13. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2016, 2017 and 2018, the Company contributed a total of $59.7 million, $69.9 million and $93.8 million to the government funds, respectively.

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

14. Profit Appropriation

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including the (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in register capital of the respective company.  As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $514.6 million or 18.9% of the Company’s total consolidated net assets as of December 31, 2018. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

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

The 2016 Distribution resulted in a decrease of $338.6 million in retained earnings, which was equal to the fair value of Weibo shares distributed and also led an increase of $21.9 million in the non-controlling interests related to Weibo, which represented the change in the underlying net assets related to the equity interest held by the Company in Weibo as of the declaration date. The 2017 Distribution resulted in a decrease of $554.0 million in retained earnings, which was equal to the fair value of Weibo shares distributed and also led an increase of $31.7 million in the non-controlling interests related to Weibo, which represented the change in the underlying net assets related to the equity interest held by the Company in Weibo as of the declaration date. The remaining difference has been reflected as an increase in additional paid-in capital in 2016 and 2017, respectively. As of December 31, 2018, the Company held 45.3% economic interest and 71.3% voting interest in Weibo.

2015 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan terminated on August 1, 2015. Under the 2007 Plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. As of December 31, 2018, there were 155,000 options and 92,000 restricted share units outstanding under the Amended and Restated 2007 Plan.

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

Upon adoption, the 2015 Plan replaced the existing 2007 Plan and, as a result, no additional awards could be granted under the 2007 Plan. As of December 31, 2018, there were nil options and 2,065,000 restricted share units outstanding under the 2015 Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Costs of revenues	$7,742	$9,257	$10,128
Sales and marketing	15,496	20,790	21,942
Product development	20,793	29,163	30,830
General and administrative	29,797	32,177	32,169
	$73,828	$91,387	$95,069

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
January 1, 2016	5,728
Granted*	(2,456)
Cancelled/forfeited	353
Expired	(279)
December 31, 2016	3,346
Granted*	(673)
Cancelled/forfeited	320
Expired	(85)
December 31, 2017	2,908
Granted*	(2,456)
Cancelled/forfeited	128
Expired	(13)
December 31, 2018	567

* In 2016, 2017 and 2018, 1,403,000, 385,000 and 1,404,000, restricted shares units, or 2,456,000, 673,000 and 2,456,000 equivalent option shares, respectively, were granted.

Stock Option

No options were granted during the presented periods under 2015 Incentive Plan.

The following table sets forth the summary of option activities under the Company’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2016	923	$44.83	3.37	$5,208
Exercised	(674)	$47.26
Cancelled/expired/forfeited	(15)	$35.69
December 31, 2016	234	$38.41	3.63	$5,226
Exercised	(26)	$35.69
Cancelled/expired/forfeited	(18)	$37.61
December 31, 2017	190	$38.86	2.56	$11,693
Exercised	(34)	$43.85
Cancelled/expired/forfeited	(1)	$35.69
December 31, 2018	155	$37.75	1.93	$2,467

Vested and expected to vest as of December 31, 2017	190	$38.86	2.56	$11,693
Exercisable as of December 31, 2017	117	$39.74	2.31	$7,063
Vested and expected to vest as of December 31, 2018	155	$37.75	1.93	$2,467
Exercisable as of December 31, 2018	153	$37.77	1.93	$2,435

The total intrinsic value of options exercised during 2016, 2017 and 2018 was $22.0 million, $1.6 million and $1.5 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2016, 2017 and 2018 was $31.9 million, $0.9 million and $1.5 million. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2017 and 2018 was $100.31 and $53.64, respectively.

As of December 31, 2017 and 2018, there was $1.2 million and $0.02 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.04 years as of December 31, 2018. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2017 and 2018 are summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)

As of December 31, 2017
$35.69 - $35.69	36	$35.69	13	$35.69	3.04
$38.27 - $38.27	124	$38.27	74	$38.27	2.90
$45.13 - $45.13	30	$45.13	30	$45.13	0.55
	190	$38.86	117	$39.74	2.56

As of December 31, 2018
$35.69 - $35.69	31	$35.69	29	$35.69	2.04
$38.27 - $38.27	124	$38.27	124	$38.27	1.90
	155	$37.75	153	$37.77	1.93

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January1, 2016	1,967	$40.85
Awarded*	1,384	$49.89
Vested	(754)	$42.91
Cancelled/forfeited	(192)	$40.10
December 31, 2016	2,405	$45.47
Awarded*	365	$75.05
Vested	(905)	$45.45
Cancelled/forfeited	(165)	$44.57
December 31, 2017	1,700	$51.92
Awarded*	1,383	$77.67
Vested	(874)	$48.44
Cancelled/forfeited	(64)	$57.78
December 31, 2018	2,145	$69.76

*24,000, 20,000 and 25,000 RSUs were granted to non-employee directors in 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, there was $77.5 million and $118.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 2.3 years and 3.0 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $43.6 million, $92.2 million and $69.7 million during the years ended December 31, 2016, 2017 and 2018, respectively.

The following table sets forth a summary of performance-based RSU activities for the years ended December 31, 2016, 2017 and 2018:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	19	$47.47
Cancelled/forfeited	(1)	$47.47
December 31, 2016	18	$47.47
Awarded	19	$65.18
Vested	(15)	$47.47
Cancelled/forfeited	(8)	$58.51
December 31, 2017	14	$65.18
Awarded	21	$102.88
Vested	(12)	$65.18
Cancelled/forfeited	(11)	$98.10
December 31, 2018	12	$101.86

As of December 31, 2016, 2017 and 2018, all performance-based restricted shares granted but not cancelled had been fully vested.

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

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2016	2017	2018
	(In thousands)
Cost of revenues	$2,616	$3,716	$3,522
Sales and marketing	5,357	8,264	6,837
Product development	15,076	21,879	21,187
General and administrative	13,853	14,178	9,465
	$36,902	$48,037	$41,011

Stock compensation expenses related to the grants for Weibo were $36.9 million, $48.0 million and $41.0 million in 2016, 2017 and 2018, respectively, which were amortized over four years on a straight-line basis.

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
January 1, 2016	20,217
Granted	(1,917)
Cancelled/expired/forfeited	578
December 31, 2016	18,878
Granted	(736)
Cancelled/expired/forfeited	398
December 31, 2017	18,540
Granted	(1,597)
Cancelled/expired/forfeited	350
December 31, 2018	17,293

The following table sets forth a summary of option activities under Weibo’ stock option program:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2016	6,303	$1.26	2.4	$114,975
Exercise	(3,625)	$1.10
Cancelled/expired/forfeited	(91)	$3.37
December 31, 2016	2,587	$1.41	1.6	$101,403
Exercise	(2,122)	$1.04
Cancelled/expired/forfeited	(28)	$0.68
December 31, 2017	437	$3.24	2.0	$43,800
Exercise	(248)	$3.14
Cancelled/expired/forfeited	(5)	$1.16
December 31, 2018	184	$3.45	1.5	$10,089

Vested and expected to vest as of December 31, 2017	437	$3.24	2.0	$43,800
Exercisable as of December 31, 2017	437	$3.24	2.0	$43,800
Vested and expected to vest as of December 31, 2018	184	$3.45	1.5	$10,089
Exercisable as of December 31, 2018	184	$3.45	1.5	$10,089

No options were granted in the years ended December 31, 2016, 2017 and 2018. The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was $129.3 million, $135.2 million and $25.6 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2016, 2017 and 2018 was $4.2 million, $2.3 million and $0.8 million, respectively. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2017 and 2018 was $103.46 and $58.43, respectively.

All unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors has been fully amortized in 2017.

Information regarding stock options of Weibo outstanding is summarized below:

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2017
$ 0.96 - $1.80	31	$0.97	31	$0.97	0.2
$ 3.25 - $3.36	179	$3.33	179	$3.33	1.4
$ 3.43 - $3.50	227	$3.48	227	$3.48	2.6
	437	$3.24	437	$3.24	2.0

As of December 31, 2018
$ 3.25 - $3.36	32	$3.30	32	$3.30	0.8
$ 3.43 - $3.50	152	$3.48	152	$3.48	1.7
	184	$3.45	184	$3.45	1.5

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
As at January 1, 2016	6,501	$13.98
Awarded	1,806	$24.94
Vested	(2,274)	$14.73
Cancelled/forfeited	(575)	$14.58
As at December 31, 2016	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled/forfeited	(366)	$17.72
As at December 31, 2017	3,267	$25.45
Awarded	1,406	$68.18
Vested	(1,757)	$21.59
Cancelled/forfeited	(160)	$44.00
As at December 31, 2018	2,756	$48.62

As of December 31, 2018, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to Weibo’s employees and directors, was $112.5 million. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.5 years. The total fair value based on the vesting date of the restricted share units vested was $33.5 million, $40.9 million and $37.9 million during the years ended December 31, 2016, 2017 and 2018, respectively.

Weibo’s Summary of Performance-Based RSUs

The following table sets forth a summary of Weibo’s performance-based RSU activities for the year ended December 31, 2016, 2017 and 2018:

	Shares Granted	Weighted-Average Grant Date Fair Value
	(In thousands)
January 1, 2016	—	$—
Awarded	111	$27.00
Cancelled/forfeited	(3)	$27.00
December 31, 2016	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled/forfeited	(32)	$46.42
December 31, 2017	129	$50.32
Awarded	191	$86.63
Vested	(126)	$50.32
Cancelled/forfeited	(190)	$86.90
December 31, 2018	4	$87.14

As of December 31, 2017 and 2018, there was $0.7 million and $0.02 million unrecognized compensation cost related to performance-based restricted share units granted to Weibo’s employees, respectively.

16. Segment Information

The Company currently operates in three principal business segments globally — Portal advertising, Weibo and Others. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments of Portal advertising and Others. The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

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

The following tables present summary information by segment:

For the Year Ended December 31, 2016:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$304,090	$74,931	$379,021	$655,800	$(3,885)	$1,030,936
- Advertising	304,090	—	304,090	570,982	(3,885)	871,187
- Non-advertising	—	74,931	74,931	84,818	—	159,749
Costs of revenues	136,196	47,555	183,751	171,231	(286)	354,696
Gross margin	55%	37%	52%	74%		66%
Operating expenses:
Sales and marketing			$102,384	$148,283	$(3,599)	$247,068
Product development			62,140	154,088	—	216,228
General and administrative			58,256	41,218	—	99,474
Goodwill and acquired intangibles impairment			40,194	—	—	40,194
Total operating expenses			$262,974	$343,589	$(3,599)	$602,964
Income (loss) from operations			(67,704)	140,980	—	73,276
Interest and other income, net			17,456	8,757		26,213
Change in fair value of option liability			(28,456)	—		(28,456)
Loss from equity method investments, net			(11,636)	(130)		(11,766)
Realized gain on long-term investments			289,159	534		289,693
Investment related impairment			(4,272)	(40,161)		(44,433)
Income before income tax expense			194,547	109,980		304,527
Income tax expense			(22,903)	(4,316)		(27,219)
Net income			$171,644	$105,664		$277,308

For the Year Ended December 31, 2017:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$320,473	$122,535	$443,008	$1,150,054	$(9,178)	$1,583,884
- Advertising	320,473	—	320,473	996,745	(5,352)	1,311,866
- Non-advertising	—	122,535	122,535	153,309	(3,826)	272,018
Costs of revenues	121,278	65,733	187,011	231,255	(4,129)	414,137
Gross margin	62%	46%	58%	80%		74%
Operating expenses:
Sales and marketing			$138,368	$275,537	$(5,049)	$408,856
Product development			73,999	193,393	—	267,392
General and administrative			62,608	42,315	—	104,923
Total operating expenses			$274,975	$511,245	$(5,049)	$781,171
Income (loss) from operations			(18,978)	407,554	—	388,576
Interest and other income, net			29,436	13,260		42,696
Income (loss) from equity method investments, net			(17,100)	1,030		(16,070)
Realized gain on long-term investments			131,993	14		132,007
Investment related impairment			(118,223)	(4,747)		(122,970)
Income before income tax expense			7,128	417,111		424,239
Income tax expense			(7,930)	(66,746)		(74,676)
Net income (loss)			$(802)	$350,365		$349,563

For the Year Ended December 31, 2018:

	Portal advertising	Others	Portal advertising & Others	Weibo	Elimination*	Total
	(In thousands, except percentages)
Net revenues	$290,215	$111,412	$401,627	$1,718,518	$(11,818)	$2,108,327
- Advertising	290,215	—	290,215	1,499,180	(110)	1,789,285
- Non-advertising	—	111,412	111,412	219,338	(11,708)	319,042
Costs of revenues	117,600	68,500	186,100	277,648	(11,708)	452,040
Gross margin	59%	39%	54%	84%		79%
Operating expenses:
Sales and marketing			$172,648	$527,424	$(110)	$699,962
Product development			96,069	249,873	—	345,942
General and administrative			76,429	43,755	—	120,184
Goodwill and acquired intangibles impairment			12,691	10,554	—	23,245
Total operating expenses			$357,837	$831,606	$(110)	$1,189,333
Income (loss) from operations			(142,310)	609,264	—	466,954
Interest and other income, net			25,547	43,808		69,355
Income (loss) from equity method investments, net			1,063	57		1,120
Realized gain (loss) on long-term investments			3,016	(287)		2,729
Fair value changes through earnings on investments, net			56,459	40,074		96,533
Investment related impairment			(57,207)	(24,074)		(81,281)
Income (loss) before income tax expense			(113,432)	668,842		555,410
Income tax expense			(32,862)	(96,222)		(129,084)
Net income (loss)			$(146,294)	$572,620		$426,326

* Weibo has provided advertising service to portal advertising business since 2016 and started to provide channel service to other business since 2017. The related revenue, cost of revenue and expenses were eliminated at the consolidation level.

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
		(In thousands)
Year ended and as of December 31, 2016:
Net revenues	$1,016,210	$14,726	$1,030,936
Long-lived assets	$243,288	$234	$243,522
Year ended and as of December 31, 2017:
Net revenues	$1,571,035	$12,849	$1,583,884
Long-lived assets	$285,208	$279	$285,487
Year ended and as of December 31, 2018:
Net revenues	$2,096,179	$12,148	$2,108,327
Long-lived assets	$487,844	$337	$488,181

Revenues are attributed to the countries in which the invoices are issued.

17. Financial Instruments

Fair Value

The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 and 2018:

	Fair Value Measurements (In thousands)
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2017
Assets
Money market funds*	$198,659	$198,659	$—	$—
Bank time deposits**	1,406,957	—	1,406,957	—
Available for sale securities***	107,372	107,372	—	—
Total	$1,712,988	$306,031	$1,406,957	$—

Liabilities
Guarantee liabilities	$10,143	$—	$—	$10,143

As of December 31, 2018
Assets
Money market funds*	$86,823	$86,823	$—	$—
Bank time deposits**	874,901	—	874,901	—
Equity securities with readily determinable fair value ***	93,262	93,262	—	—
Total	$1,054,986	$180,085	$874,901	$—

Liabilities
Guarantee liabilities	$10,952	$—	$—	$10,952

*     Included in cash and cash equivalents on the Company’s consolidated balance sheets.

**   Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

*** Included in long-term investments on the Company’s consolidated balance sheets.

Recurring

The Company measures money market funds, bank time deposits and marketable securities with readily determinable fair value on a recurring basis.

The fair values of the Company’s money market funds and equity securities with readily determinable fair value  are determined based on the quoted market price (Level 1). The fair value of the Company’s bank time deposits are determined based on the quoted market price for similar products (Level 2).

The Company reviews its equity securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators prior to 2018. In 2016 and 2017, the Company recognized an impairment charge of $4.8 million and $1.3 million on equity securities investments. With the adoption of new investment guidance under ASC 820, the available-for-sale securities were reclassified as investment with readily determinable fair values beginning January 1, 2018 with their fair value change recognized in earnings immediately. The fair values of the Company’s equity investments in the equity securities are measured using quoted market prices.

Non-recurring

For those investments without readily determinable fair value, the Company measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Company classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Company also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge were to be recognized. As of December 31, 2017 and 2018, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies and strategic collaboration with and the prospects of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The Company recognized an impairment charge of $31.5 million and $120.8 million for those investments under cost method and equity method in 2016 and 2017, respectively. The Company recognized an impairment charge of $61.0 million for those investments without readily determinable fair values and equity method investments in 2018. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which ranges from 12% to 33%.

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. For the years ended December 31, 2016, 2017 and 2018, the Company provided $3.5 million, nil and $12.7 million of impairment on the acquired intangible assets based on management’s assessment. The Company has a policy to perform impairment assessment of its goodwill on an annual basis as of the balance sheet date, or when facts and circumstances warrant a review. Based on the assessment of declined revenue and near-term outlook, considering a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry, the Company performed goodwill impairment assessment at the reporting unit level. With the assistance of an independent valuation firm, the Company recognized a goodwill impairment of $36.7 million, nil and $10.6 million for the years ended December 31, 2016, 2017 and 2018, respectively and the remaining carrying values were zero after the impairment for the respective reporting units. The fair value of reporting units were determined using Level 3 inputs.

The Company measures its guarantee liabilities at inception at fair value and estimates the fair value of the guarantee liabilities by estimating with the consideration of discounting expected future payouts, accumulative expected loss rates and incorporating a markup margin. The expected net accumulative expected loss rates applied in the valuation models which ranged from 2.0% to 3.7% at inception. These inputs in isolation can cause significant increases or decreases in fair value.  Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table sets forth the Company’s guarantee liabilities movement activities for the period from the acquisition date to December 31, 2017 and the year ended December 31, 2018.

	For the period from the acquisition date to December 31, 2017	For the year ended December 31, 2018
	(In thousands)
Balance at the beginning of year/period	$—	$10,143
Addition in the opening balance at the acquisition date (Note 5)	2,227	—
Provision at the inception of new loans	16,013	39,291
Payment for the guarantee	(13,166)	(37,082)
Subsequent adjustments to the provisions[1]	4,812	(792)
Foreign exchange impacts	257	(608)
Balance at the end of the year	$10,143	$10,952

1  The subsequent adjustment to the provisions in 2017 was to reflect an increased default rate at the end of 2017, as a result of certain borrower’s reaction to a government regulation release in December 2017 over the cash loan business.

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

As of December 31, 2017 and 2018, the Company had $3.0 billion and $2.2 billion in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2017 and 2018, substantially all accounts receivable have been derived from the Company’s China operations.

No customer accounted for more than 10% of the Company’s total net revenues in 2016, 2017 and 2018. Only three customers accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2017 and 2018 as follows:

	As of December 31, 2017	As of December 31, 2018
Customer
Customer A	15%	10%
Customer B	15%	13%
Customer C	*	15%

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

In 2016, 2017 and 2018, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2017 and 2018, the Company’s cash, cash equivalents and short-term investments balance denominated in RMB was $1.2 billion and $1.1 billion, accounting for 34.5% and 47.2% of the Company’s total cash, cash equivalents and short-term investments balance, respectively. As of December 31, 2017 and 2018, the Company’s accounts receivable balance denominated in RMB was $284.5 million and $527.9 million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2017 and 2018, the Company’s current liabilities balance denominated in RMB was $1,074.6 million and $1,091.9 million, which accounted for 84% and 95% of its total current liabilities balance, respectively. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2018 (Note 14).

18. Convertible Debt and Treasury Stock

	As of December 31, 2017	As of December 31, 2018
Convertible Debt
Current Liabilities
2018 1% Convertible Senior Notes (the “ 2018 Notes”)	$153,092	$—

Long-term liabilities
2022 1.25% Weibo Convertible Senior Notes (the “ 2022 Notes”)	900,000	900,000
Less: Issuance costs	(20,017)	(15,877)
Total	$879,983	$884,123

Description of 2018 Convertible Senior Notes

In November 2013, the Company issued $800 million in aggregate principal amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 (the “2018 Notes”) at par. The Notes were convertible into ordinary shares of the Company proceeding December 1, 2018 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, at an initial conversion price of approximately $123.70 per ordinary share, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

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

On December 1, 2016, the Company repurchased $646.9 million principal amount of convertible debt upon the exercise of the put option by the holders of 2018 Notes. Upon the election of notes holder, the Company converted $7,000 principal amount of convertible debt into ordinary shares in 2018 and the remaining notes were repaid in December 2018.

In accordance with ASC 815-10-15, the Put Option related to the 2018 Notes is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2018 Notes holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the 2018 Notes and the embedded put option should be accounted for as a single instrument in accordance with the accounting rule.

Description of 2022 Weibo Convertible Senior Notes

In October 2017, Weibo, a subsidiary of the Company, issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (the “2022 Notes”) at par. The Notes may be converted into ADSs of Weibo proceeding November 15, 2022 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, at an initial conversion price of approximately $133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, Weibo will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. As of November 15, 2022, unless earlier converted, Weibo is required to redeem the notes.

The net proceeds to the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company pays cash interest at an annual rate of 1.25% on the 2022 Notes, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expense over the contractual period to the maturity date of the 2022 Notes (“November 15, 2022”).

Accounting assessment

The Company assessed the accounting for 2018 Notes and 2022 Notes (collectively as “Notes”) in accordance with ASC 470 and concluded that:

•                      The bifurcation of the conversion feature from the debt host, the Notes, is not required as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity, and therefore meets the scope exception prescribed in ASC 815-10-15;

•                      There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the offering company at the date of issuance.

Therefore, the Company has accounted for the respective Notes as a single instruments in accordance with ASC 470, and classified them as a long-term debt. The issuance cost were recorded as reduction to convertible notes balance, and are amortized as interest expenses over the period from the issuance date to the earliest conversion date. The Company recognized total interest expenses related to the Notes of $10.8 million, $4.2 million and $16.8 million for the year ended December 31, 2016, 2017 and 2018.

Treasury Stock

In February 2016, the board of directors of the Company approved a new share repurchase plan whereby the Company is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of June 2017 (the “2016 Program”). In 2017, the 2016 Program was extended to be effective until June 30, 2018. Up to the expiration date, approximately 3.4 million shares were repurchased for approximately $302.6 million in cash under the 2016 Program.

Following the expiration of the 2016 Program, the board of directors approved a new share repurchase plan whereby the Company was authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of December 2019 (the “2018 Program”). As of December 31, 2018, approximately 0.3 million shares were repurchased for approximately $20.4 million in cash under the 2018 Program.

All the ordinary shares repurchased above are no longer outstanding and pending for cancellation and are included as treasury stock.

19. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2023. For the years ended December 31, 2016, 2017, and 2018, rental expense was $24.5 million, $13.7 million and $17.9 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2018 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Operating lease commitments	$45,873	$16,692	$25,607	$3,574	$—

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, and marketing activities. Capital commitment was primarily related to commitments on the purchase of fixed assets and the payment on leasehold improvements

Purchase commitments as of December 31, 2018 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Purchase commitments	$675,510	$651,333	$23,950	$227	$—
Capital commitments	$12,817	$12,715	$102	$—	$—

Other commitment represents future maximum commitment relating to the principal amount and interests in connection with a) the issuance of $900 million in aggregate principle amount of 1.25% coupon interest convertible senior notes by Weibo, which will due in 2022 b) the principal amount and interests of short-term bank loans c) commitment on equity investment. Other commitments as of December 31, 2018 were as follows:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
2022 Notes	945,000	12,750	22,500	909,750	—
Short-term bank loans	79,434	79,434	—	—	—
Equity investments	167,633	167,633	—	—	—
Total other commitments	$1,192,067	$259,817	$22,500	$909,750	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2018. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

In June and August 2017, Weibo and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey, respectively. The actions - purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in Weibo’s ADSs between April 27 and June 22, 2017 or between April 28, 2016 and June 19, 2017, allege that Weibo’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, Weibo and one individual defendant filed a motion to dismiss the amended complaint. On June 7, 2018, the court granted the motion to dismiss the class action complaint in its entirety with prejudice.

The Company and a few of its subsidiaries have been named as respondents in an arbitration initiated with the Netherlands Arbitrage Institute and China International Economic and Trade Arbitration Commission in which the claimant claimed damages amount based on the alleged use by the respondents of certain intellectual property of the claimants in breach of certain license agreements. The Company is currently unable to estimate the possible loss or a range of reasonably possible loss, if any.

As of December 31, 2018, there are no other claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

20. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued. Except for the events mentioned in Note 4 regarding potential impairments and upward adjustments for certain equity investments without readily determinable fair value, there is no other material events or transactions needing recognition or disclosure.