Form 20-F
period 2019-12-31
SINA CORP
filed 2020-04-29
CIK 1094005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Haidian District,

Beijing 100193,

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $0.133 par value	SINA	The Nasdaq Stock Market LLC
Ordinary Shares Purchase Rights		(Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

As of December 31, 2019, there were 68,450,187 ordinary shares of the registrant outstanding (excluding 14,867,450 ordinary shares that have been repurchased but not cancelled), par value $0.133 per share, and 7,150 class A preference shares of the registrant outstanding, par value $1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our company,” “the Company,” “our” and “SINA” refer to Sina Corporation, its subsidiaries, and, in the context of describing our operations and consolidated financial information, include our consolidated variable interest entities (“VIEs”) in China;
●	“China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;
●	“GAAP” refers to generally accepted accounting principles in the United States;
●	“monthly active users” or “MAUs” refer to monthly active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, during a given calendar month. The numbers of MAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating MAUs, although it is possible that certain individuals or organizations may have set up more than one account and certain accounts are used by multiple individuals within an organization;
●	“daily active users” or “DAUs” refer to daily active users, which are Weibo users who logged in and accessed Weibo through Weibo’s website, mobile website, desktop or mobile applications, SMS or connections via platform partners’ websites or applications that are integrated with Weibo, on a given day, and “average DAUs” for a month refers to the average of the DAUs for each day during the month. The numbers of DAUs are calculated using internal company data that has not been independently verified, and we treat each account as a separate user for purposes of calculating DAUs, although it is possible that certain individuals or organizations may have set up more than one account and certain accounts are used by multiple individuals within an organization;
●	“shares” refer to our ordinary shares;
●	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 as set forth in the H.10 statistical release published by the Federal Reserve Board; and
●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

The following table presents the selected consolidated financial data for our company. The selected consolidated statements of comprehensive income data and cash flow data for the three years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and other information contained in this annual report.

	For the Year Ended December 31,
	2015(1)	2016(2)	2017(3)	2018(4) (5)	2019(5) (7)
	(in $ thousands, except per share data)
Operations:
Net revenues	880,669	1,030,936	1,583,884	2,108,327	2,162,955
Gross profit	545,289	676,240	1,169,747	1,656,287	1,669,527
Income from operations	12,222	73,276	388,576	466,954	370,279
Fair value changes through earnings on investments, net(6)	—	—	—	96,533	165,295
Investment related impairment	(8,479)	(44,433)	(122,970)	(81,281)	(342,049)
Income before income tax expense	46,143	304,527	424,239	555,410	255,192
Net income	35,723	277,308	349,563	426,326	108,727
Net income (loss) attributable to SINA’s ordinary shareholders	25,678	225,087	156,569	125,562	(70,542)
Net income (loss) per share attributable to SINA’s ordinary shareholders
Basic	0.43	3.20	2.20	1.79	(1.01)
Diluted	0.40	3.01	2.09	1.70	(1.03)
Shares used in computing basic net income (loss) per share	60,237	70,301	71,284	70,296	69,640
Shares used in computing diluted net income (loss) per share	60,648	77,511	73,931	72,375	69,640

Notes:

(1)	Fiscal year 2015 results included an $18.9 million gain from the sale of a portion of our investment in Youku Tudou Inc. (“Youku Tudou”).
(2)	Fiscal year 2016 results included: 1) a $159.5 million gain from the sales of our certain investments under cost method, 2) a $44.2 million gain from the sale of a portion of our investment in Alibaba, 3) a $34.5 million gain as a result of the disposal of our investment in Youku Tudou, 4) a loss of $28.5 million in the fair value change of option liabilities related to E-House, and 5) an impairment of $40.2 million related to goodwill and acquired intangible assets.
(3)	Fiscal year 2017 results mainly included: 1) a $92.3 million gain from the sale of our investment in Alibaba, and 2) a $113.1 million of other-than-temporary impairment loss on our investments in Leju.

(4)	Fiscal year 2018 results included: 1) a $96.5 million net gain from the fair value changes of equity investments under ASC 820, 2) a $61.0 million impairment loss on our investments in certain private companies, and 3) an impairment of $23.2 million related to goodwill and acquired intangibles.
(5)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Impact on Adoption of New Revenue Guidance.”
(6)	On January 1, 2018, we adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” and recorded a cumulative effect adjustment to reclassify $38.7 million unrealized gain from accumulated other comprehensive income to retained earnings. After the adoption of ASU 2016-1, we measure equity investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the carrying value of these equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer and will be reported in current earnings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Long-term Investments—Adoption of ASU 2016-1.”
(7)	Fiscal year 2019 results included: 1) a $165.3 million net gain from fair value changes on investments mainly due to the completion of the listing of an equity investee; 2) a $342.0 million impairment on investments, mainly including a $177.8 million impairment to an equity investee in the short video business due to its unsatisfied financial performance; and 3) a $64.1 million net interest and other income.

	As of December 31,
	2015	2016	2017	2018	2019
	(in $ thousands)
Financial position:
Cash, cash equivalents and short-term investments	2,209,853	1,797,065	3,372,543	2,345,334	2,903,839
Working capital(1) (2)	1,336,098	1,684,789	2,829,813	2,189,037	2,892,641
Total assets(2)	4,356,947	4,284,874	5,815,394	5,886,089	7,468,828
Long-term liabilities(1) (2)	101,724	222,612	942,865	979,556	1,851,712
Total liabilities	1,480,279	1,193,895	2,215,665	2,123,217	3,570,915
Total SINA shareholders’ equity	2,565,272	2,679,590	2,846,842	2,717,791	2,638,481
Total shareholders’ equity	2,876,668	3,090,979	3,599,729	3,762,872	3,897,913

Notes:

(1)As of December 31, 2015, SINA’s convertible notes amounting to $800 million were reclassified into current liabilities since the holders had a right to require us to repurchase their notes on December 1, 2016. On December 1, 2016, we repurchased $646.9 million principle amount of convertible notes upon the exercise of put option by the note holders. Following the repurchase, we repaid the remaining approximately $153.1 million of convertible notes matured on December 1, 2018. On October 30, 2017, Weibo, one of our subsidiaries, issued $900 million convertible notes with a maturity date on November 15, 2022. On June 26, 2019, Weibo issued US$800 million senior notes with a maturity date on July 5, 2024.
(2)On January 1, 2019, we adopted the new leasing guidance ASU 2016-2, "Leases (Topic 842)", which requires that a lessee recognize the assets and liabilities that arise from operating leases, and we recognized a right-of-use asset and a liability relating to lease payments in the statements of financial position for lease contracts having terms beyond a 12-month period. After the adoption of ASU 2016-2, we used the transition method provided by ASU 2018-11 and did not retrospectively adjust the prior comparative periods. The adoption of new leasing guidance resulted in recognition of US$36.7 million of right-of-use asset and US$37.5 million of leasing liability as of January 1, 2019, respectively.

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

Our ability to successfully execute our business strategies depends on a number of factors, many of which are beyond our control. For example, we rely on advertisers from several industries for a majority of our advertising and marketing business. If there is a downturn in advertising and marketing spending, especially in these sectors, our results of operations, cash flows and financial condition could suffer. Other factors that may affect our ability to successfully execute our business strategies include but not limited to:

●	the development and retention of a large base of users possessing demographic characteristics attractive to advertisers;
●	the maintenance and enhancement of our brands in a cost-effective manner;
●	increased competition and potential downward pressure on online advertising and marketing prices and limitations of display space on web pages and mobile applications;
●	changes in government policy that curtail or restrict our online advertising and marketing services or content offerings or increase our costs associated with policy compliance;
●	the acceptance of online advertising and marketing as an effective way for advertisers to market their businesses;
●	advertisers’ preferences for new online advertising and marketing formats, products or business models offered by other competitors and our ability to provide similar or competing new formats, products and solutions;
●	the development of independent and reliable means of verifying levels of online advertising and traffic; and
●	the effectiveness of our advertising delivery, tracking and reporting systems.

If our social media platform Weibo is unable to compete effectively for user traffic or user engagement, our business and operating results may be materially and adversely affected.

Competition for user traffic and user engagement is intense and Weibo faces strong competition in its business. Major Chinese internet companies, including Tencent, Bytedance, Baidu and NetEase, compete directly with Weibo for user traffic and user engagement, content, talent and marketing resources. As a media platform in nature, Weibo also competes with offline media companies for audiences and content. In addition, as a social media featuring social networking services and messenger features, Weibo is subject to intense competition from providers of similar services as well as potentially new types of online services. These services include (i) messengers and other social apps and sites, such as Weixin/WeChat, QQ Mobile, Qzone Mobile and Momo; (ii) news apps and sites, such as those operated by other major internet companies, including Tencent, Baidu, NetEase, Sohu, Phoenix News Media and Bytedance; (iii) multi-media apps (photo, short video and live streaming, etc.), such as Douyin/Tiktok, Kuaishou, Bilibili, iQiyi, Tencent Video, Youku, Momo and JOYY.

Weibo also competes with both offline and online games for the time and money of gamers. Weibo offers social commerce solutions to our customers that enable them to conduct e-commerce on its platform. Consequently, Weibo’s offerings compete with e-commerce companies and online verticals that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition to direct competition, Weibo faces indirect competition from companies that sponsor or maintain high traffic volume websites or provide an initial point of entry for internet users, including but not limited to providers of search services, web browser and navigation pages, such as Baidu, UC Web and Qihoo 360. Weibo may also face increasing competition from global social media, social networking services and messengers, such as Facebook, Instagram, Twitter, Youtube, WhatsApp, Facebook Messenger, Snapchat, Line, Kakao Talk and Snow. Some of Weibo’s competitors may have substantially more cash, traffic, technical and other resources than Weibo does. Weibo may be unable to compete successfully against these competitors or new market entrants, which may adversely affect Weibo’s business and financial performance.

We believe that Weibo’s ability to compete effectively for user traffic and user engagement depends upon many factors that may be beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of Weibo’s competitors;
●	the amount, quality and timeliness of content aggregated on Weibo’s platform;
●	Weibo’s ability to enable celebrities, KOLs, media outlets and other content creators to quickly and efficiently build a fan base and monetize from their social assets;
●	Weibo’s ability, and the ability of Weibo’s competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;
●	the frequency, relevance and relative prominence of the ads displayed by Weibo or Weibo’s competitors;
●	Weibo’s ability to establish and maintain relationships with platform partners;
●	Weibo’s ability to provide effective customer service and support;
●	changes mandated by, or that Weibo elects to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on Weibo;
●	acquisitions or consolidation within Weibo’s industry, which may result in more formidable competitors; and
●	Weibo’s reputation and brand strength relative to Weibo’s competitors.

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

In terms of informational features, we compete with existing or emerging PRC internet portals such as Tencent, Bytedance, Netease, Baidu, Phoenix News Media and Sohu. In addition, we also face competition from vertical websites, which may have better focus and more resources dedicated to a specific topical area, such as automobile, finance and IT information. Our competitors in this area include East Money, China Finance Online, Autohome, Bitauto, PCAuto, 36Kr, ZOL Online and PConline.

As we expand our product and services offerings into social media and social networking services, online video, WAP (mobile portal), blog, light blog and messaging services, we face competition from companies that are focused in the same space. Major Chinese internet companies, such as Tencent, Bytedance, Baidu and Netease, compete directly with us for user traffic and user engagement, content, talent and marketing resources. In addition, as a form of social media featuring social networking services and messaging services, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. If our social media platform Weibo fails to compete effectively for user traffic and user engagement and generate sustainable revenue growth and profit, our share price could suffer significantly. We offer social commerce solutions to our customers that enable them to conduct e-commerce on our platform. Consequently, our offerings compete with e-commerce platforms that enable merchants to conduct e-commerce, including location-based services and online-to-offline services. In addition, we may also face increasing competition from global social media and social networking services, such as Twitter and Facebook.

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

Our primary market is in China, where the internet industry is rapidly evolving and new products, new business models and new players emerge from time to time. In addition, regulatory changes can have an unexpected and significant impact on many aspects of our business. We believe our future success depends on our ability to significantly grow our revenues from new and existing products, business models and sales channels. However, market data on our business, especially on new products, business models and sales channels, are often limited, unreliable or nonexistent. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a fast changing market where there are abundant private and public capital to support competing new product developments, new business models and new companies. These risks include our ability to:

●	offer new and innovative products;
●	react quickly and effectively to regulatory changes;
●	respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

●	maintain our current, and develop new, strategic relationships;
●	increase awareness of our brand and continue to build user loyalty;
●	attract and retain qualified managerial and other talented employees;
●	upgrade our technology to support increased traffic and expanded services; and
●	expand the content and services on our network, secure premium content and increase network bandwidth in a cost-effective manner.

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

We adopted our 2007 share incentive plan in June 2007, 2015 share incentive plan in July 2015, and 2019 share incentive plan in May 2019. Our subsidiary Weibo adopted a 2010 share incentive plan in August 2010 and a 2014 share incentive plan in March 2014. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. For the years ended December 31, 2017, 2018 and 2019, we recorded $91.4 million, $95.1 million and $121.9 million, respectively, in stock-based compensation expenses. We will continue to grant stock-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our stock-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

Our financial results could be adversely affected by our investments in long-term investment.

We periodically review our investments in publicly traded companies, privately held companies and limited partnerships for impairment. If we conclude that any of these investments are impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income. As of December 31, 2019, our investments included $1,730.1 million in privately held companies and limited partnerships, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. We recognized an impairment charge of $122.1 million and $61.0 million on our long-term investments in 2017 and 2018, respectively. We recognized an impairment charge of $321.4 million in 2019 mainly including a $177.8 million impairment of investment in Yixia Tech Co., Ltd (“Yixia Tech”). We may continue to incur impairment charges, which could depress our profitability or subject us to incur a net loss.

In addition, after our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure equity investments other than equity method investments at fair value through earnings. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those equity securities without readily determinable fair value may result in our recognition of gain or loss on such investments in equity securities. Determination of estimated fair value of these investments may require complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our investments on a timely basis to properly account for them. We recognized a net gain of $160.7 million in 2019 as a result of fair value changes. We are unable to control these factors and the fair value changes recognized by us, especially untimely recorded, may adversely impact our financial results and share price.

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

Our future financial results may be also adversely affected by the performance of Leju and other equity investments accounted for under the equity method. If the financial results of Leju and other equity investments accounted for under the equity method decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarterly and annual results until we have obtained  the result of the Leju and other equity investments accounted for under the equity method, which we have reported a quarter in arrears. A delay in the reporting by Leju and other equity investments accounted for under the equity method could adversely affect our reporting schedule and cause the market to react negatively to our share price. Leju’s business is subject to risks that may be different than those that affect our business. Potential risks and uncertainties include, but are not limited to:

●	fluctuations in China’s real estate market;
●	the highly regulated nature of, and government measures affecting, the real estate and internet industries in China;
●	Leju’s ability to compete successfully against current and future competitors;
●	Leju’s ability to continue to develop and expand Leju’s content, service offerings and features, and to develop or incorporate the technologies that support them;
●	substantial revenue contribution from a limited number of real estate markets, including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin;
●	effectiveness of Leju’s contractual arrangements in providing operational control over Leju’s consolidated variable interest entities in China; and
●	Leju’s ability to receive distributions from, and to make loans to, and direct investments in, Leju’s operating entities in China.

Further information regarding these and other risks can be found in Leju’s filings with the SEC. We assume no obligation to update Leju’s risks factors.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our senior notes.

In October 2017 our subsidiary Weibo issued $900 million principal amount of convertible senior notes due 2022, which we refer to as 2022 Notes in this annual report. These notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018, and will mature on November 15, 2022. In July 2019, Weibo issued US$800 million in aggregate principal amount of senior notes due 2024, which we refer to as 2024 Notes in this annual report. The 2024 Notes were issued at par value and bear an annual interest at a rate of 3.50% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation (legal or otherwise) to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our senior notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

We may need additional capital, and financing may not be available on term acceptable to us, or at all.

We may require additional cash resources if we experience changes in business conditions or other developments. In addition to the 2022 Notes and 2024 Notes, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

If we are unable to keep up with the rapid technological changes of the internet industry, our business may suffer.

The internet industry is experiencing rapid technological changes. For example, with the advances of search engines, internet users may choose to access information through search engines instead of our web portal and other web properties. With the advent of Web 2.0, the interests and preferences of internet users have shifted to user-generated content, such as social media services, social networking services and other online communities. As broadband becomes more accessible, internet users may demand content in pictorial, audio-rich and video-rich formats. With the development of 3G, 4G and 5G networks in China and the growing availability of Wi-Fi connections, mobile users have been shifting from the predominant text messaging services to newer applications, such as social networking, location-based services, messengers with free texting, voicemail and internet conferencing, mobile commerce, music, photo and video download sites, applications and sharing platforms, and mobile games. In addition, with a large proportion of internet usage shifting from personal computers to mobile phones and other mobile devices in China, mobile operating systems, browsers and application-based platforms may redefine the way internet companies operate, impacting our competitiveness and hindering our ability to shift our personal-computer-based offerings into the mobile environment. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share, profitability and share price could suffer.

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

Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. For example, Weibo launched a new lifestyle focused photo and video sharing app, Oasis, in the third quarter of 2019. If new or enhanced products or services fail to engage users, customers and platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results could be adversely affected. If our efforts to develop, market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

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

As part of our business strategy, we and our subsidiary, Weibo, have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. For example, in October 2018, Weibo acquired live streaming business from Yizhibo, a live streaming platform in China. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. The PRC government has established additional procedures and requirements that could make merger and acquisition activities by us more time-consuming and complex. For instance, as of September 1, 2011, the PRC Ministry of Commerce (“MOFCOM”) adopted a national security review rule which requires acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security review before consummation of any such acquisition. In the event that our acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. For example, the Trademark Review and Adjudication Board, or TRAB, issued decisions in June and July, 2017 to cancel the two trademarks owned by Weibo Interactive due to the lack of the proof of use. We have appealed TRAB's decisions through the Beijing Intellectual Property Court. On December 25, 2017, Beijing Intellectual Property Court made two first instance judgments, each lifting TRAB's decision and instructing TRAB to issue new decisions on the application for review regarding the two trademarks. On May 8, 2018, TRAB issued that the trademarks are valid for all registered items including computer programs and computer game software.

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

We may be subject to intellectual property infringement claims or other allegations by third parties for products or services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. For example, we and a few of our subsidiaries have been named as respondents in an arbitration initiated with the Netherlands Arbitration Institute. The claimant in this arbitration claimed damages alleging intellectual property infringement by us in breach of certain license agreements. In December 2019, the arbitrators of Netherlands Arbitration Institute found that Sina Hong Kong Limited had breached a license agreement with the claimant and ordered that Sina Hong Kong Limited and another subsidiary of ours be jointly and severally obligated to pay the claimant as stipulated under the arbitral award. As Sina Hong Kong Limited is a consolidated subsidiary of us, we recorded a litigation reserve of approximately US$125.8 million in the fourth quarter of 2019. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arbitration” for more information. Any adverse outcome of any other cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

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

We may experience significant fee increases from some of our content providers in the areas of video content and other premium content. Competition for quality content for online advertising is intense in China. Our competitors include well-capitalized companies, both private and newly listed companies, many of whom operate on a net-loss basis, as well as well-established companies that have user traffic greater than ours. If we are unable to secure a large portfolio of professionally produced quality content due to prohibitive cost, or if we are unable to manage our content acquisition costs effectively and generate sufficient revenues to outpace the increase in content spending, our user traffic, financial condition and results of operations may be adversely affected.

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

Certain internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty, which subjects our business to legal uncertainties that could harm our business.

Due to the increasing popularity and use of the internet and other online services, a number of laws and regulations have been adopted covering issues such as advertising, contents, audio/video programs, online streaming, user privacy and copyrights. Furthermore, the growth and development of new technologies, such as deep learning and virtual reality, may result in the promulgation of more protective laws that may impose additional burdens on platforms publishing and transmitting information using such technologies. The adoption of new laws or regulations may decrease the growth of the internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a notice stating that it had requested the local authorities to take measures to suspend several companies’ video and audio services because they did not possess internet audio/video program transmission licenses but posted commentary programs with content in violation of government regulations, and Weibo was named as one of these companies. In August 2017, Beijing Integrated Law Enforcement on the Cultural Market issued two Decisions on Administrative Penalty to Weimeng, each of which imposed a warning and a fine of RMB30,000 ($4,309) on the grounds that during the period from February 2016 to August 2017, Weimeng offered internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. We have cooperated with the relevant government authorities to take corrective measures. However, there can be no assurance that there will not be further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption.

Moreover, in some jurisdictions, the applicability to the internet and other online services of some existing laws governing issues such as data security and personal privacy is uncertain and we may face certain formal regulations in these areas in the future. For example, new personal information protection laws and regulations may compel us to upgrade our data protection system and incur greater costs to comply with requirements in respect of the protection of users’ information. Any new legislation or regulation, or the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and other online services could significantly disrupt our operations or subject us to penalties.

We may be subject to claims based on the content of information we provide over our websites and platforms, and services sold on our websites and platforms, which, if successful, could cause us to pay significant damages.

As a publisher and distributor of content, and a provider of services over the internet, we face potential liability for claims based on defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message boards, chat room services, social media, light blog, blog, online video and other areas on our websites; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; and unsolicited emails, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service.

We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability. Our insurance coverage is limited, and may not be able to cover potential claims of these types and may not be adequate to indemnify us against all potential liabilities.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” See “ Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.” Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. For example, as part of our advertisement delivery system, we may integrate user information such as advertisement response rate, geographic information, behavior information with third-party databases to generate comprehensive demographic profiles. In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In mid-March, 2020, Weibo experienced certain data leak caused by malicious queries through Weibo application programming interface . On March 21, 2020, the MIIT summoned representatives from Weibo to a meeting on this incident and instructed Weibo to take steps to improve data security in accordance with the Cybersecurity Law, the Order for the Protection of Telecommunication and Internet User Personal Information, and the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, including improving Weibo's privacy policy, strengthening user information protection and internal data security management, and other measures. Weibo immediately took measures in response to this incident, including upgrading its security interface. Weibo will continue improving data security and the protection of user personal information as required by the MIIT.

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

The laws and regulations governing the Fintech services industry are developing and evolving rapidly. If our online loan facilitation service business is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

In July 2017, we acquired a majority equity interest in Beijing Weiju Future Technology Co. Ltd, or Weiju, to launch our online loan facilitation business. In 2019, Weiju generated $166.9 million in revenue. This new business is facing a rapidly evolving regulatory environment.

China has been tightening regulation of Fintech services since 2015. The PRC government and relevant regulatory authorities have issued various laws and regulations governing the Fintech services. See “Item 4. Information on the Company—B. Business Overview—Government Regulation and Legal Uncertainties—Classified Regulations—Online loan facilitation service” for details of regulations in this industry. To comply with existing laws, regulations, rules and governmental policies relating to online loan facilitation service, we have implemented and will continue to implement various policies and procedures to conduct our loan facilitation business and operations. However, due to the fact that the relevant laws, regulations, rules, and policies are expected to continue to evolve, we cannot be certain that our existing practices will not be deemed to violate any existing or future laws, regulations, rules, and policies. In particular, our online loan facilitation service is subject to risks and uncertainties in the following aspects:

●	We previously guarantee the repayment by the borrowers in most of the loans facilitated by us. To comply with the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measure, promulgated in August 2016, and the Notice on Initiating Self-inspection of Peer-to-Peer Online Lending Institutions Registered in Beijing, promulgated in August 2018, both of which prohibit online lending intermediaries from providing guarantee of the repayment of loan principal and interest, we have modified our business model by introducing guarantee services from qualified third parties and Chongqing Yuzhong Financial Guarantee Co., Ltd., or Yuzhong, a qualified financing company we acquired in December 2018, to gradually replace our guarantee. In addition, we commit to fund certain amount of shortfalls in the event that a borrower fails to fulfil its repayment obligation upon foreclosure and the guarantee provided by the qualified third party company is not sufficient. Certain loans facilitated by Weiju were funded by peer-to-peer lending platforms and we previously guarantee the repayment in these loans. By November 2019, we have terminated all cooperation with these peer-to-peer lending platforms. As a result, other than a few outstanding loan balances funded by peer-to-peer lending platforms, the repayment in all loans facilitated by us are guaranteed by qualified third party financing guarantee companies or Yuzhong. The cooperation with third-party companies for the provision of guarantee services and our commitment may increase our compliance risk and will substantially increase our costs, and we cannot assure you that the alternative guarantee arrangements can provide the same level of assurance to lenders or prevent such lenders from turning to other online loan facilitation service providers. Furthermore, we cannot assure you that our commitment will in all circumstances now or in future be deemed as fully compliant with relevant rules on security interests and guarantees as the PRC laws and regulations in this regard are evolving rapidly.
●	The Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, released in December 2017 prohibits online lending information intermediaries from facilitating loans with no designated use of loan proceeds. To comply with Circular 141, Weiju requires borrowers to identify their use of loan proceeds during the loan application process and clearly informs borrowers of the scope of the prohibited uses of loan proceeds and the potential legal consequences. Weiju also currently requires the borrower to report the actual use of loan proceeds and conducts sampling inspection. However, it is unclear whether these measures are sufficient to prevent the loans facilitated by Weiju from being regarded as “loans with no designated use of loan proceeds.” If the governmental authorities require more specific and complex measures to track the actual use of loan proceeds, Weiju may need to modify its business model and upgrade its system for that purpose. The foregoing measures could cause us to incur substantially additional expenses and reduce or even cease to facilitate the loans to the extent Weiju cannot track the actual use of loan proceeds. Any of the foregoing could cause material and adverse impact on our online loan facilitation service business.

●	The Circular 141 also prohibits online lending information intermediaries from facilitating loans to any “unspecific customer group.” The Notice on Further Strengthening the Standardized Management of Campus Loans issued by the China Banking Regulatory Commission, the Ministry of Education and the Ministry of Human Resources and Social Security in June 2017 requires the online lending information intermediaries to suspend all online loan services to students and terminate all remaining services of campus loans. Weiju has set up certain risk control standards for customers to borrow loans via the Weiju platform, including age limits, region, occupation and other specific conditions. Weiju also requires the borrower to execute an authorization letter for using his or her personal information, and the borrower needs to undertake that he or she is not a student. It is unclear whether Weiju’s risk control standards are sufficient to ensure the facilitation of loans to “non-unspecific customer groups” under the Notice on Regulating and Rectifying “Cash Loan” Business. If the governmental authority requires a more specific and complex measure to further identify potential borrowers, Weiju may need to modify its business model and upgrade its system for that purpose. The foregoing measures could cause us to incur substantially additional expenses and reduce or even cease to facilitate the loans to the extent Weiju cannot meet the regulatory requirements. Any of the foregoing could cause material and adverse impact on our online loan facilitation service business.

Along with the issuance of the Notice on the Classified Disposal and Risk Prevention of Online Loan Facilitation Institutions in December 2018, an increasing number of loan facilitation platform have terminated their businesses in 2019, due to failures to complete filings or serious non-compliance. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to online loan facilitation service will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of Fintech services increases the likelihood that the PRC government will seek to further regulate this industry. If our practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be subject to other penalties as determined by the relevant government authorities.

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

Weibo wallet enables users to purchase different types of financial products and services, including loans, insurances, funds and other financial services offered by Weibo platform’s business partners who are licensed third-parties. One of our wholly owned PRC subsidiary, offers the online lending information intermediary services for lenders and borrowers on Weibo platform. The Chinese government has tightened regulation of online financing services since mid-2015. It has issued numerous laws and regulations governing online financial service. For example, on April 3, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued the Notice on Strengthening the Rectification and Inspection of Asset Management Operations via the Internet. This notice requires any entity that issues and sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. Operators without such license will be held to have raised funds illegally, and even subject to criminal charges in serious instances. Under this notice, current operators found in violation of applicable requirements must cease all sales of financial products and terminate or otherwise wind-down all outstanding transactions before the end of June 2018. This notice further requires that Internet platforms not act as proxies for any kind of trading or sale of financial products of operators not holding the required licensing and approvals. In 2019, the Internet Financing Risks Special Rectification Work Leading Group conducted administrative examinations on online lending information intermediary institutions, and our subsidiary that offers the online lending information intermediary service for lenders and borrowers on Weibo platform passed these examinations in April 2019. However, if any of the financial products or services available on our Weibo wallet are found in violation of the relevant regulations and laws, Weibo may face warnings, fines, confiscation of illegal gains, license revocations and discontinue of the relevant business, our business, financial condition and operating results could be adversely affected.

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

We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations and financial performance could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The recent outbreak of coronavirus, now named as COVID-19, has adversely affected our business operations, financial condition, operating results and cash flow. It has caused material negative impact to our total revenues, slower collection of accounts receivables, additional allowance for doubtful accounts and significant downward adjustments or impairment to our long-term investments. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may continue to cause companies, including us and certain of our customers, distributors and content partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees' health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. However, we may still experience lower work efficiency and productivity. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020, especially its first two quarters, will be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

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

We cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including the requirements under the MII Circular 2006, with existing policies or with requirements or policies that may be adopted in the future. On September 28, 2009, the General Administration of Press and Publication (“GAPP,” formerly the State Press and Publications Administration (“SPPA”)), the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published a notice prohibiting foreign investors from participating in the operation of online games via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements (“Circular 13”). It is not clear yet as to whether other PRC government authorities, such as the MOFCOM and the Ministry of Industry and Information Technology (“MIIT”), will support GAPP to enforce the prohibition of the VIE model that Circular 13 contemplates.

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

The PRC government heavily regulates the internet sector, including the legality of foreign investment in this sector, the existence and enforcement of content restrictions on the internet and the licensing and permit requirements for companies in the internet industry. Because some of the laws, regulations and legal requirements with regard to the internet sector are still evolving, their interpretation and enforcement involve significant uncertainties. In addition, the PRC legal system is based on written statutes and prior court decisions have limited precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to the PRC government’s regulation of the Chinese internet sector include the following:

●	We only have contractual control over our websites www.sina.com.cn and www.weibo.com in China as well as mobile applications related to these websites. We do not own them due to the restriction of foreign investment in businesses providing value-added telecommunication services.
●	Uncertainties relating to the regulation of the internet industry in China, including evolving licensing practices, give rise to the risk that permits, licenses or operations at some of our companies may be subject to challenge, which may be disruptive to our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

●	The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liabilities, temporary blockage of our websites or complete shutdown of our websites. For example, the amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leak of state secrets in the distribution of online information, it should stop the distribution of such information and report to the state secrecy and public security authorities. Failure to do so on a timely and adequate basis may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our website. In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the PRC Supreme People’s Court and Supreme People’s Procuratorate, which became effective on September 10, 2013, imposes up to three-year prison on internet users who fabricate or knowingly share defamatory false information online, which leads to serious consequences. The implementation of this judicial interpretation may have a significant and adverse effect on the traffic of our websites, particularly those with UGC, and in turn may impact the results of our operations and ultimately the valuation of our stock.
●	Because the definition and interpretation of prohibited content are in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future or how such restrictions will apply. The State Council Information Office (“SCIO”), or other Chinese governmental authorities may prohibit the distribution of certain contents over our media channels, which could also have a material adverse effect on our results of operations.
●	New laws and regulations may be promulgated to regulate internet activities, including, without limitation, online advertising, online news reporting, online publishing, online education, online gaming, online transmission of audio-visual programs, online health diagnosis and treatment, and the provision of industry-specific information over the internet. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations when they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. Our operations may not be consistent with these new regulations when they are put into effect. As a result, we could be subject to severe penalties, which could have a material adverse effect on our financial position, results of operations and cash flows.
●	On December 16, 2016, the State Administration of Press, Publication, Radio, Film and Television of the PRC issued the Rules for the Administration of Video and Audio Programs on microblog, WeChat and other Social Media Platforms, or the Circular 196. Circular 196 requires that any organizations that provide online streaming through social media platforms such as microblog or Wechat must obtain an internet audio/video program transmission license. For those organizations and individuals that do not hold such a license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, broadcasting films and TV shows through social media is required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news. See also “— We may not be able to continue offering online video services if we cannot find business partners with the required licenses.”

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

We are also subject to potential liability for UGC on our websites that is deemed inappropriate or unlawful. Although we attempt to monitor the UGC on our online properties including Weibo and Yizhibo, we may not always be able to effectively control or restrict the content generated or placed by our users. On March 31, 2012, we had to disable the comment feature of Weibo for three days to clean up Weibo postings related to certain rumors. The Chinese government may choose to tighten its internet censorship. If the Chinese government decides to restrict the dissemination of information via microblogging services or online postings in general, Weibo, Yizhibo and our other online products could be impaired or even ordered to shut down, which may adversely impact our website traffic, our ability to monetize our services and our brand equity. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so, or to prevent such content from being transmitted, may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. In this respect, since the Cybersecurity Law came into effect, we have been subject to several Decisions on Administrative Penalties as well as a Rectification Notice issued to Weimeng due to information transmitted in our platform. In all cases, we have cooperated with the relevant government authorities to take corrective measures.

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

Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and between economic sectors, and the rate of growth has been slowing since 2012. Furthermore, China's GDP growth turned negative in the first quarter of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

As of December 31, 2019, we had approximately $2.8 billion in cash and bank deposits, such as time deposits with large domestic banks in China. The remaining cash, cash equivalents and short-term investments were held by financial institutions in Hong Kong, Taiwan, Singapore and the United States. The terms of these deposits are, in general, up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007 and contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s accession to the World Trade Organization (“WTO”), foreign banks have been gradually permitted to operate in China and have been strong competitors against Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy or illiquidity of those Chinese banks in which we have deposits has increased. In the event of bankruptcy or illiquidity of any one of the banks which holds our deposits, we are unlikely to claim our deposits back in full since we are unlikely to be classified as a secured creditor based on PRC laws.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Internet Technology (China) Co., Ltd., or Weibo Technology, having been qualified as a software enterprise, is entitled to an exemption from the enterprise income tax for two years beginning 2015 and a reduced tax rate of 12.5% since 2017. Weibo Technology qualified as a “key software enterprise” in 2017 and 2018, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018, and of 2018 in 2019. The qualification as a “software enterprise” or a “key software enterprise” is subject to annual evaluation by the relevant authorities in China. If Weibo Technology fails to maintain its “software enterprise” or “key software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is still evolving, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC's list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of goodwill and other intangible assets, lease obligations, tax matters, and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. For example, changes in accounting standards and the application of existing accounting standards, particularly the new standard on leases, ASU 2016-02, "Leases (Topic 842)", may have an adverse effect on our financial condition and results of operations. Factors that could lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and declines in the financial condition of a reporting unit. Factors that could lead to impairment of investments in equity interests of the companies in which we invested or the investments held by those companies include a prolonged period of decline in their operating performance or adverse changes in the economic, regulatory and legal environments of the countries where they operate. New accounting guidance also may require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to the measurement of credit losses on financial instruments and other areas impacted by the current convergence project between the FASB and the International Accounting Standards Board could require us to make significant changes to our business management system or other accounting systems, and could result in changes to our financial statements.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets arising from acquisitions.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in share price and market capitalization and slower or declining growth rates in our industry. As of December 31, 2019, the total amount of our goodwill and acquired intangible assets was $113.2 million. We may be required to record a significant charge to earnings in our financial statements during the period in which any additional impairment of our goodwill or amortizable intangible assets is determined.

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

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During 2019, the prices of our ordinary shares on the Nasdaq Global Select Market ranged from $31.03 to $70.83 per share. Our share price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, our ability to meet expectations on the progress of our key business initiatives, such as Weibo development, growth in traffic and monetization, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions, regulations or practice, news reports relating to trends in our markets, market rumors regarding our company, and media reports about our company. In addition, the stock market in general, and the market prices for China-related and internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

Our business and operation could be negatively affected if we become subject to any shareholder activism campaign, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

We were subject to shareholder activism campaign in the past. In September 2017, a New York City hedge fund, Aristeia Capital, L.L.C., or Aristeia, which then claimed to hold approximately 4.2% of our ordinary shares launched a proxy contest to elect two of its nominees to our board of directors. Although neither of Aristeia’s proposals received the requisite shareholder approval during our 2017 annual general meeting, our directors and officers had been forced to divert significant amount of time and attention from our normal business operations and strategic planning to respond to the proxy contest since the commencement of the proxy contest.

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

We may be classified as a passive foreign investment company, federal income tax law, which could result in adverse consequences to U.S. Holders of our ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes and based on our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019

Although we do not believe that we should be treated as a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, there can be no assurance in this regard. Because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile), recent fluctuations in the market price of our ordinary shares increased our risk of becoming a PFIC. The market price of ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2020, or for any future taxable year. Additionally, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we may or may not be classified as a PFIC for the current taxable year. Under circumstances where revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of ,and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ordinary shares, we would generally continue to be treated as a PFIC for all succeeding years during which such holder held our ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of acquiring, holding, and disposing of the ordinary shares if we are or become classified as a PFIC.. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

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

Additional sales of our shares in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline. As of March 31, 2020, we had 65,384,161 ordinary shares outstanding, of which 7,944,386 ordinary shares were held by New Wave, a British Virgin Islands company controlled by Mr. Charles Chao, our chairman of the board and chief executive officer. Pursuant to a Registration Rights Agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares held by it, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.” Registration of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

In October 2017, Weibo issued $900 million principal amount of convertible senior notes due 2022 (the “2022 Notes”). The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. Holders of the 2022 Notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on November 11, 2022. The 2022 Notes will mature on November 15, 2022. The 2022 Notes will be convertible into our ADSs, at the option of the holders, based on an initial conversion rate of 7.5038 ADSs per $1,000 principal amount of notes.

In July 2019, Weibo issued $800 million principal amount of senior notes due 2024. The 2024 Notes (the “2024 Notes”). The 2024 Notes were issued at par value and bear interest rate at a rate of 3.50% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to the maturity.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://corp.sina.com.cn.

B.   Business Overview

Overview

We are a leading online media company serving China and the global Chinese communities. Our SINA media properties, including SINA mobile apps, mobile portal and SINA.com, and Weibo (social media) enable internet users to access professional media and UGC in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances. We also provide Fintech services to address the underserved financing demand of internet users in China.

SINA Media (Portal). SINA media business, which is conducted through our media properties of SINA mobile apps, mobile portal and SINA websites, provides internet users with diverse news information, entertainment contents and professional media contents. We provide a wide range of media contents customized for mobile users through mobile applications, such as SINA News, SINA Finance and SINA Sports, as well as through our mobile portal, SINA.cn. We also offer distinct and targeted professional content and a full range of complementary offerings through the main homepage of SINA websites, SINA.com and each of its region-specific websites.

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

Fintech Services. We offer Fintech services, which mainly consist of online loan facilitation service and online payment service. Our online loan facilitation service connects borrowers with lenders and facilitate the execution of loan transactions. For our online payment service, we have developed an online payment system, which connects to banks' websites, that enables merchants to conduct online transactions with their end customers or vendors.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Business and Products

We operate our business through the following three business segments, SINA Media (Portal), Weibo and Fintech. We generate the majority of our revenues from online advertising and marketing services and, to a lesser degree, from fee-based services. We offer both brand advertising services in display ad formats and performance-based online marketing solutions on SINA Portal and Weibo, such as promoted feeds. Non-advertising revenues include revenues from Fintech Services, including online loan facilitation service and online payment service, Weibo value-added services (“Weibo VAS”) which mainly includes VIP membership, live streaming and Weibo games.

SINA Media (Portal) Business and Products

We provide a wide range of media contents, including news information, professional media contents, entertainment contents, and industry forums customized for mobile users through mobile applications, such as SINA News, SINA Finance and SINA Sports, as well as through our mobile portal, SINA.cn, to mobile browsers. We also offer professional content and a full range of complementary offerings through the main homepage of SINA websites, SINA.com and each of its region-specific websites.

User Offerings

SINA News.

SINA News is a mobile news application in China. It provides users with comprehensive, professional and personalized contents by aggregating contents from professional media, independent content contributors and various vertical channels. We apply AI technology in the content selection and editing process from monitoring breaking news to distributing content, at the same time, we rely on experienced editors’ input to supplement our content offerings. We also leverage synergies with Weibo in content selection and distribution process.

The content display interface of SINA News is organized by a default interest-based recommended feed, a feed with breaking news and various vertical channels, including but not limited to entertainment, sports, finance, technology and automobiles. We also have entry points of video and discovery on the interface to facilitate easy access to the aggregation of video content and enable users to discover trending topics or those might interest them.

SINA Finance.

SINA Finance is a financial media mobile application in China. It provides users with global financial market coverage and in-depth commentary, as well as data application products, such as stock quotes, economic data and portfolio management tools. It offers comprehensive, accurate and around-the-clock reporting on daily financial news and covers a series of high profile industry forums.

The content display interface of SINA Finance is organized by a default recommended feed and several other feeds aggregating insights from key finance related verticals, including stock, fund, futures and foreign exchange market, etc. We also have tabs of stock quotes, watch list and live streaming to enable users to easily monitor the market and access live events.

SINA Media’s mobile user offerings also include the mobile application SINA Sports dedicated to the sports sector, as well as SINA.cn, our mobile portal offered to mobile browsers.

SINA.com.

SINA.com, is an online media property for PCs which provides professional digital contents to users. Over the years, we have built a broad content network with thousands of professional media partners and accumulated a large mainstream user base, including well-educated, white-collar professionals.

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

Content Offerings

As a leading digital content provider, SINA offers a variety of free interest-based vertical channels through SINA.com, SINA.cn and SINA mobile applications that provide region-focused format and content. We have closely cooperated with various content providers to provide users with an extensive offering of Chinese-language content. We contract with content partners to display their contents on one or more of our websites free of charge or in exchange for a share of revenue, a licensing fee, and access to SINA-generated content or a combination of these arrangements.

The key vertical channels and content partners include:

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

SINA Finance. SINA Finance provides business news coverage and personal finance columns. SINA Finance also offers stock quotes from the major exchanges around the world, mainly including U.S., London, Shanghai, Shenzhen and Hong Kong stock exchanges, as well as breaking news from individual listed companies and market trend analysis. SINA Finance’s content partners mainly include Nasdaq OMX, London Stock Exchange, Hong Kong Stock Exchange, Shanghai Stock Exchange and Shenzhen Stock Exchange.

SINA Sports. SINA Sports offers multi-media news and information on a wide range of sporting events from home and abroad. SINA Sports features domestic and international soccer matches, National Basketball Association (“NBA”) games, general sports as well as coverage of world-famous sports stars and teams. SINA Sport’s content providers include the International Olympic Committee, English Premier League, UEFA Champions League, Bundesliga, Chinese Football Association Super League, China Open, National Football League, PGA Tour, Women’s Tennis Association.

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

Advertiser Offerings

SINA media business generates revenue mainly from advertising. SINA.com is an online advertising property. Through SINA’s various vertical channels, across various mobile platforms (sina.cn, SINA News App, SINA Finance App, SINA Sports App, etc.) and PC websites (sina.com), we provide a rich spectrum of advertising and marketing solutions to advertisers to connect with users in a meaningful way. SINA’s advertising offerings mainly consist of display ads and performance based ads. Display ads, which mainly take the formats of banner, button, text-link and loading page ads and appear on pages within the SINA network, channels and promotional sponsorships, fulfils advertisers’ fundamental needs to drive brand awareness and interests to users or customers. Our primary advertising and sponsorship client base includes Fortune 1000 companies that employ a global approach to their branding, marketing and communications programs, regional companies of medium to large scale that focus on specific geographic and demographic markets and smaller companies whose markets are within a local territory.

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

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo serves a wide range of users including ordinary people, celebrities and other public figures, as well as media outlets, businesses, government agencies, charities and other organizations, making it a microcosm of Chinese society. For many people in China, Weibo allows them to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world.

In addition to users, Weibo’s ecosystem includes customers and platform partners:

●	Customers. Weibo enables its advertising and marketing customers to promote their brands, products and services to its users. Weibo offers a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs and to individuals, including display advertisement and promoted marketing offerings. Weibo’s native promoted marketing offerings allow customers to reach a targeted audience based on the social interest graph, or SIG, of our users. In addition, Weibo’s customers can benefit from the potential viral effect of their promoted feeds generated from the public and distributed nature of our platform, commonly known as “earned media.”
●	Platform Partners. Weibo has attracted a large number of platform partners, including organizations with media rights, MCNs, self-medias and app developers. Weibo’s platform partners contribute a vast amount of content to Weibo, broadly distribute Weibo content across their properties and integrate products and applications with Weibo’s platform, enriching the experience of our users while increasing Weibo’s monetization opportunities.

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

Weibo began monetization on its platform in 2012, and has since experienced rapid revenue growth. Weibo’s revenues increased from $1,150.1 million in 2017 to $1,718.5 million in 2018 and further to $1,766.9 million in 2019, representing a CAGR of 24.0%. Weibo generates revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as membership fees.

Weibo’s product categories include those for users, advertising and marketing customers and platform partners.

Products for Users

Weibo’s product development approach is centered on building simple and useful tools to enable its users to access Weibo to discover, create, and distribute content and interact with others on Weibo’s platform in real time. Weibo employs a “mobile first” philosophy and has designed its platform around the capabilities of mobile devices. Weibo introduced the first generation of Weibo mobile app in the first quarter of 2010. Its app is compatible with all major mobile operating systems, including Android, iOS and others, and is accessible through mobile apps, mobile websites, computer apps and computer websites. Users can watch videos, read articles, discover hot Weibo information feeds and interest-based topics after installing Weibo app or when visiting Weibo websites. Users registered with Weibo accounts can set up their account information, post feeds, upload short videos and post articles. Users can also interact among themselves on our platform by following, liking, reposting, adding comments, sending private messages, participating in topic discussion and group chats. In addition, we officially launched new product named Oasis in the fourth quarter of 2019, an interest-based social community product for users to share lifestyle related contents in the form of photos and short videos.

Weibo’s users range from ordinary people to celebrities, businesses, government agencies and other organizations.

Discovery Products. Weibo offers the following products to help users discover content on its platform:

●	Information Feed. Weibo organizes and presents users with information feed in different forms. Among all, two most important and most frequently browsed are relationship-based information feed (follow model) and interest-based information feed, both of which reside on users’ home page. Each user’s relationship-based information feed displays a regularly updated flow of feeds posted by that user and other users who he or she has opted to follow. Since Weibo allows users to follow other users without establishing a reciprocal relationship, users are able to personalize whom to follow based on their interests. In other words, users can as easily follow celebrities and strangers as they follow friends and acquaintances. To improve user experience, the relationship-based information feed has evolved from a chronological timeline to one with multiple dimensions, including content relevancy, content quality, user interest, user engagement, user relationships and etc. Users can also customize their information feed by classifying followed accounts into different groups, e.g. friends, co-workers, celebrities, finance, sports and view feeds from each group separately.

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

●	Search. Weibo’s search function allows users to search its large content pool for users, feeds, videos, articles, pictures, etc. based on keyword (hashtag), topic or recent popular trending. Through Weibo’s powerful search function, users can efficiently acquire the most relevant information they seek in real time. Weibo hot search is Weibo’s hot topic ranking chart which is calculated based on real-time search data, presenting to users the hottest and newest content.
●	Discovery Zone. The discovery zone is the interface aggregating Search, Channels, Trends and information feeds for users to conveniently access a variety of content and services based on the user’s current location and topical interests such as games, movie review, ticket purchasing, online music streaming, online shopping and live streaming. Users can find content related to their interests and interact with others of the same interest in the discovery zone.
●	Channels. Channels gather users based on particular interests or locations and encourage user engagement through interaction within each channel. Users can visit these Channels to find rich content on topics of interest and interact with other users of similar interest. For example, users can watch live streaming contents and movie trailers from the respective Channels and write reviews in the discussion zone. With Weibo location-based services, users can locate popular points of interest, find information about them, such as show times for movie theaters and menus for restaurants, access coupons, post comments, and see reviews shared by other users.
●	Trends. Trends are lists of hot topics on Weibo. A user can start a topic discussion by adding hashtags (#) around a word or phrase in a feed. The key word or phrase then becomes searchable with a single click. Top trends are listed in the discovery zone. Users may view feeds under each trending topic and participate in the discussion.

●	Video Community. The video community is the interface aggregating and recommending video content from different verticals for users to conveniently access and consume. User could also interact with video content creators and other platform users within the community. Video content offerings are categorized into different channels based on users’ social relationship and vertical interests, such as Story, Movie, Celebrity, Vlog and Media, etc.

Self-Expression Products. Weibo offers the following products to enable its users to express themselves on Weibo’s platform:

●	Post. Weibo enables users to express and share their ideas, opinions and stories in the form of text and multi-media content. A post is usually composed of text, and can include rich, descriptive and vivid content such as photos, short videos, live streaming, and long-form articles and votes.
●	Individual Page. Each individual user has an Individual Page to express and share ideas, opinions and stories in the form of text and multi-media content. Basic information about a user, including username, introduction, education, location, liked feeds, accounts followed, follower accounts and Weibo account number, is also available on the user’s Page. Individual users with verified authentic identity information will have an orange “V” mark on their profile picture. Weibo VIP membership, which can be purchased mainly through monthly, quarterly or annual subscriptions, offers certain additional services and functions not available to free users, such as following more users, more personalization of their Pages, additional options to manage information feeds and followers and access to premium games. Business and other organizations with verified identities can apply for enterprise accounts, create an Enterprise Page and will have a blue “V” mark on their profile picture. Weibo enables organizations to customize their Pages and to increase brand awareness, interact with followers, perform marketing events, promotion activities, and advertisement campaigns on Weibo. Weibo also enables business and other organizations to increase its business efficiency by providing various tools. For example, an e-commerce merchant can facilitate purchase activities through Weibo or offer “red envelop,” and drawings to build a follower base.
●	Story. Users can continuously create, share and discover photos and full-screen vertical short videos. Stories allow users to more easily create, consume contents and interact with their relations on smartphone. It gains popularity quickly among Weibo users, especially younger generation. In addition, user can use tools such as stickers, filters and music to express their personality.
●	Top Articles. Top Articles satisfies user needs for content creation and presentation. Users can create beautifully presented content through Top Articles, and publish through Weibo which will display such content in the information feed.
●	Weibo Q&A. Weibo Q&A is Weibo’s question-and-answer platform where users can engage in free Q&A as well as paid Q&A. Through creation and interaction of user-generated content, it strengthens user engagement on Weibo.
●	Weibo Live Streaming. Weibo Live Streaming includes showcase live streaming and media live streaming that satisfy the broadcasting demand of both individual users and business or organization users.

Social Products. Weibo offers the following mechanisms to promote social interaction between users on Weibo’s platform:

●	Follow. Users can establish relationships with other users by electing to follow them. Feeds that are posted or reposted by a user will automatically appear in the information feed of the user’s follower. Relationships may be asymmetrical. The user being followed does not need to approve the follower’s decision to follow them, although a user can choose to limit access to certain feeds or to blacklist a certain follower.
●	Repost, Comment, Favorite, Like. By clicking on the Repost button, users can repost feeds from other users. When a feed is reposted, the original author is able to virally reach and influence users beyond that author’s own circle of followers, leveraging the network of the followers of the author’s followers, sometimes many degrees away. Users can add their own comments when they repost and share their view on the original feed with their followers. Users can also leave comments on a feed by clicking on the Comment button. If they like a feed, they can click on the Like button to express their support for the feed. At the bottom of each feed, users can see how many people have Reposted, Commented on or Liked the feed. Users can also save feeds into their favorites by clicking on the Favorite button.
●	@Mention. Users can view their history of interactions with other users by going to the @Mention Page, which allows users to access all the feeds in which they are mentioned by other users. In addition, users can see a list of comments from other users on their own feeds, as well as the Likes on their feeds.

●	Messenger. Users can send private messages in the form of text or voice recordings and can attach photos, locations and group contact cards. In addition, users can also use messengers to hand out “red envelops”, lucky money, and receive payments from other users.
●	Group Chat. Group Chat enables users to organize and participate in conversations based on common interest. For example, fans of a celebrity can establish chat rooms to share the latest gossips and tidbits, and the celebrity himself may choose to “drop in” to increase the livelihood of his fan base. In addition, users who are viewing the same live streaming session can simultaneously participate in a group chat as well.
●	Topic Discussion: By accessing the topic feeds embedded in the Discovery Zone, users can consume hot topics and trends on Weibo, participate in specific topic discussions and interact with other platform users with similar topical interests.

Products for Advertising and Marketing Customers

Weibo seeks to provide advertising and marketing solutions to enable its customers to promote their brands and conduct effective marketing activities. Weibo provides its customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on Weibo’s platform. Weibo’s advertising and marketing customers include key accounts, Alibaba and SMEs and individuals that seek a full spectrum of online advertising and marketing services ranging from brand awareness to interest generation, sales conversion and loyalty marketing.

Social Display Advertisements. Social display advertisements appear on the app opening page, the Discovery Zone banner and website home page banner. When users click on a display advertisement, they may be redirected to the advertiser’s Weibo Page or a product page on other platforms for further engagement or conversion. Social display advertisements mainly serve key account customers.

Promoted Marketing. Weibo promoted marketing offerings include the following:

●	Promoted Feeds. Promoted feeds appear in the user’s information feed alongside organic feeds. Weibo encourages its customers to produce feeds that have relevant information value similar to that of the users’ organic feeds. Customers may use Weibo’s SIG recommendation engine to better target their audience and improve the relevancy of the advertisement to the users. As with other feeds, users can Repost, Comment on and Like promoted feeds, amplifying the visibility and reach of the original promoted feed and generating earned media to our customers. Weibo offers promoted feeds tailored to different customer segments such as:
●	Super FST is an advertising platform specifically for information feeds advertising products under a real time bidding system. By leverage Weibo’s massive user data, Super FST can help customers precisely target users based on user attributes and social relations, enabling customers to achieve marketing objectives such as improving customers’ branding, increasing website visits and advertisement conversion rate, growing fan bases, increase app installation rates and collecting sales leads. Customer can place information feeds advertisements either through Weibo’s authorized distributor, or directly by themselves on Super FST. Super FST can help to target segment audience via multiple dimensions, including user quality, scenarios, social relations, behaviors and interests. In this way, advertisers can precisely target users with different features. Super FST provides various advertising formats, such as multi-image post, image-text advertisements, video advertisements and matrix advertisements;
●	Fans Headline is a promoted service that guarantees a certain feed from the customer will appear at the top of the information feeds of the customer’s followers;
●	Weibo Express is a promoted service offered to key accounts for them to reach and engage with a broad range of Weibo users; and
●	Promoted Accounts. Promoted accounts usually appear in various Weibo’s relationship recommendation scenes on mobile devices such as the recommended accounts area, or directly in the information feed on mobile devices. Promoted accounts are labeled but otherwise appear in the same format as other accounts that Weibo recommends to its users. Promoted accounts provide customers a way to grow their followers, with whom they can then drive engagement and accumulate social assets using their Weibo Pages.

●	Promoted Trends and Search. Promoted trends and search products appear alongside user’s organic trends discovery and search behaviors, based on keywords, topics and trends. Promoted trends, which are labeled as “promoted,” appear at the top of the list of trending topics. When a user clicks on a promoted trend, he will be redirected to the sponsor’s landing page. Promoted search usually appears as the default keyword or topic in the search bar when triggered by users’ search behaviors of certain sponsored keyword or topic.

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

●	Standardized products. Weibo’s standardized products to platform partners include, among others, Trends, Search, Video/Live Streaming, and Editing tools.
●	Customized products. Weibo provides customized products such as content customization, pooling of copyright contents and user interaction development to its platform partners.
●	Resource services. Weibo provides its platform partners with operational resources to expand their brand influence, such as search list recommendation, trends list recommendation and Weibo app opening advertisements.

Products for MCNs and other self-media. Self-media refers to organization partners with the ability to manage and provide services to top content creators on Weibo, such as MCNs, unions and e-commerce partners. These top content creators produce various types of content on Weibo in the form of video, live stream, images and text. Weibo provides self-media with standardized products and services to help them build up and monetize social assets, which in return enables them to produce more content and attracting more self-medias to Weibo’s platform. Weibo’s products and services to them include:

●	Back-end management. Weibo provides standardized and specialized back-end management allowing self-media to manage their content creator accounts in a scalable manner. Weibo’s back-end management services include, among others, management of account, data, resource and growth.
●	Traffic supports. Weibo provides traffic distribution supports such as account recommendation, content recommendation and access to certain exclusive functions.
●	Product services. Weibo provides self-media with product solutions for better displaying and promotion of its account and content through various channels, including information feeds, video feeds and users home page.

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

Fintech Services

We offer Fintech services, which mainly consist of online loan facilitation service and online payment service.

Online Loan Facilitation Service. We provided online loan facilitation service, connecting borrowers with lenders and facilitate the execution of loan transactions. We recommend borrowers with financing needs to financial institution lenders, and assess and provide an assessment of each borrower’s credit risks to lenders to facilitate lenders’ own lending decision. We charge loan facilitation service fees to borrowers for our assistance.We also provide guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders via qualified guarantee companies. In addition, we commit to fund certain amount of shortfalls in the event that a borrower fails to fulfil its repayment obligation upon foreclosure and the guarantee provided by the qualified third party guarantor company is not sufficient. We have diversified institutional funding sources, including commercial banks, consumer financing companies, other licensed financial institutions and peer-to-peer lending platforms. Since January 2019, we established several trusts to expand funding sources, where we and third-party investors are the settlors to these trusts and contribute funds to the trusts, as well as the beneficiaries of these trusts. The trusts are administered by third-party trust companies, who act as their trustees and allocate the funds to make consumer loans to individual borrowers recommended by us. In December 2018, we acquired a qualified guarantee company to provide financing guarantee services to comply with PRC laws and regulations in relation to loan facilitation and financing guarantee services. The cooperation with third-party companies for the provision of guarantee services and our commitment may increase our compliance risk and will substantially increase our costs, and we cannot assure you that the alternative guarantee arrangements can provide the same level of assurance to lenders or prevent such lenders from turning to other online loan facilitation service providers. Furthermore, we cannot assure you that our commitment will in all circumstances now or in future be deemed as fully compliant with relevant rules on security interests and guarantees as the PRC laws and regulations in this regard are evolving rapidly.

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

Technology Infrastructure

Our infrastructure allows users to access its products and services, regardless of their geographical location. Our infrastructure is also designed to provide high-speed access by forwarding user requests to data centers hosting pc sites, mobile sites and mobile applications with faster network or lower loads. Our web pages are generated, served and cached by servers hosted at various co-location data center in mainland China, the U.S., Taiwan and Hong Kong. Our servers mainly run on Linux platforms using Apache, Squid, Nginx, Java, PHP, Redis and Mysql, etc. These servers are primarily maintained at China Telecommunications Corporation, or China Telecom, and China Unicom branches, Ali Cloud and Huawei Cloud in cities across China, TNN in Taipei, China Telecom in Santa Clara, California, as well as NTT in Hong Kong.

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

The development of China’s advertising industry also has impacts on our product offerings and revenue generation. We compete with internet companies and online marketing platforms in China to attract and retain advertisers and their budgets. We have seen escalating competitions for digital ads spending and we expect this trend to continue. We also compete with traditional forms of media for advertising related revenue.

When we introduce new products, update our existing products, or other companies introduce new products and services, we may become subject to additional competitions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The markets for internet and social media and social networking services are highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, which could reduce our market share and adversely affect our financial performance.”

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations reference a negative industry list for foreign investment’s access into various PRC domestic industries. This negative list has been updated from time to time by the State Council and sets forth industry sectors prohibited to foreign investment. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019) issued on June 30, 2019, the ultimate foreign equity ownership of a value-added telecommunications service provider in the PRC may not exceed 50%.

The Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void because the contracts have not been approved or registered by administrative authorities. In addition, courts in China shall support contracted parties who claim (i) foreign investment contracts for sectors prohibited by the Negative List as void, or (ii) foreign investment contracts in sectors where foreign investment is restricted as void because the contracts have violated the restrictions in the Negative List.

Internet Information Services

The Telecommunications Regulations, promulgated by the State Council in 2000, and were subsequently revised in 2014 and 2016 respectively, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services is a subcategory of value-added telecommunications services. According to the Catalogue of Telecommunications Business, most recently updated in June 6, 2019, the “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

The ICP Company currently holds a Value-Added Telecommunication Services Operating License, which was issued in March 2019 by the MIIT authorizing the ICP Company to provide national information services of the internet data center service of the first category of the value-added telecommunication service and the second category of the value-added telecommunication services (excluding internet information services). The license is valid through March 18, 2024 and subject to annual inspection. The ICP Company also holds a Value-Added Telecommunication Services Operating License issued by Beijing Communication Administration Bureau on January 15, 2019, authorizing the ICP Company to provide internet information service. The license is valid through November 23, 2020 and subject to annual inspection.

Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) currently holds a Value-Added Telecommunication Services Operating License, which was originally issued by the MIIT authorizing StarVI to provide national information services of the second category of the value-added telecommunication services (excluding internet information services). The license is valid through June 12, 2024 and subject to annual inspection. StarVI also holds a Telecommunication and Information Services Operating License, which was issued by the Beijing Communication Administration Bureau. The license is valid through November 11, 2020 and subject to annual inspection.

Weiju currently holds a Value-Added Telecommunication Services Operating License, issued on August 14, 2019 by Beijing Communication Administration Bureau, authorizing Weiju to provide internet information services excluding services in relation to information search, information community, information real time interactive, information protection and processing. The license is valid through July 20, 2021 and subject to annual inspection.

Weimeng currently holds a Value-Added Telecommunication Services Operating License, which was issued on June 26, 2019 by the MIIT authorizing Weimeng to provide national information services of the second category of the value-added telecommunication services (excluding internet information services). The license is valid through June 26, 2024 and subject to annual inspection. Weimeng also holds a Value-Added Telecommunication Services Operating License, which was issued by Beijing Communication Administration Bureau authorizing Weimeng to provide internet information services including services in relation to news, pharmaceuticals and medical equipment and excluding services in relation to information search, information community, information real time interactive, information protection and processing. The license is valid through May 20, 2020 and subject to annual inspection.

On December 15, 2019, the CAC promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content producers should take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates gossip and scandals. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, emergency response, and etc. The network information content service users, network information content producers and network information content service platforms should not, through manual or technical means, carry out acts, such as traffic falsification, traffic hijacking, false registration of account IDs, illegal trading of account IDs, or manipulation of user account IDs, that destroy network ecology.

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

On November 15, 2018, the CAC and the Ministry of Public Security jointly promulgated the Regulations for the Security Assessment of Internet Information Services Having Public Opinion Properties or Social Mobilization Capacity, which deems microblogging, live streaming, information sharing services as internet information having public opinion properties or social mobilization capacity. The service providers providing such services are required to conduct security assessments when they launch new online services, expand the functionality of their existing services, introduce new technologies or applications, experience a significant increase in user base, witness the spread of unlawful or harmful information, or any other circumstance identified by the cybersecurity authorities. These service providers are required to submit security assessment reports to the local cybersecurity authorities and public security bureau via the National Internet Security Management Service Platform.

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

The ICP Company has renewed its internet news information service license, which is valid through April 3, 2021 and subject to annual inspection by the CAC.

Weimeng provides a platform for our users to post news, current topics and social events and it has obtained an Internet News Publication License on July 30, 2019 for providing news republishing and broadcasting platform services, which is valid through July 29, 2022.

Financing Guarantee

In March 2010, seven governmental authorities, including the China Banking Regulatory Commission, the MOFCOM, and the Ministry of Finance, or MOF, promulgated the Interim Administrative Measures for Financing Guarantee Companies, which requires an entity or individual to obtain a prior approval from the relevant governmental authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

In August 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define "financing guarantee" as a guarantee provided for debt financing, including but not limited to the extension of loans or issuance of bonds, and sets out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

In October 2019, the China Banking and Insurance Regulatory Commission, or the CBIRC, the National Development and Reform Commission, and seven other regulatory authorities jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, according to which any institution that provides money lending services such as customer recommendation and credit evaluation is not allowed to, directly or indirectly, provide financing guarantee services without governmental approval. Regulatory authorities should terminate the business of entities that are providing financing guarantee services without licenses.

In December 2018, we acquired a qualified guarantee company, Chongqing Yuzhong Financial Guarantee Co., Ltd., or Yuzhong, which holds a guarantee license valid through November 2023, to provide guarantee services for our Fintech services.

Online Loan Facilitation Service

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, now re-organized into the CBIRC, in March 2018, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBIRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the CBIRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”). The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

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

In October 2016, the CBIRC, the MIIT and the SAIC jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

In February 2017, the CBIRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

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

In August 2017, the General Office of the CBIRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

In June 2017, China Banking Regulatory Commission, the Ministry of Education and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Standardized Management of Campus Loans, requiring the online lending information intermediaries to suspend all online loan services to students and terminate all remaining services of campus loans.

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

In October 2019, the CBIRC, the National Development and Reform Commission, and seven other regulatory authorities jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, according to which, any institution that provides money lending services such as customer recommendation and credit evaluation is not allowed to, directly or indirectly, provide financing guarantee services without governmental approval. Regulatory authorities should terminate the business of entities that are providing financing guarantee services without licenses.

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

On October 25, 2019, the General Administration of Press and Publication issued the Notice on Preventing Minor's Addiction to Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount.

Star VI and the ICP Company hold Online Culture Operating Licenses with a business scope encompassing the “issuance of virtual currency”. They must also make certain filings with the MOC prior to the issuance of virtual currency and conduct their respective businesses in compliance with PRC law.

The ICP Company currently holds an Online Culture Operating License with a business scope encompassing the “issuance of virtual currency” issued by MOC in November 2017, has been renewed and is valid through December 30, 2020. We have adopted our own anti-fatigue and real name registration systems since December 2007.

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

Online Cultural Products

The Provisional Regulations for the Administration of Online Culture described above and the Notice on Implementing the revised Provisional Regulations for the Administration of Online Culture issued by MOC in March 2011 apply to entities engaged in activities related to “online cultural products.” Online cultural products are classified as: (i) online cultural products particularly developed for publishing via internet, which include online music and video files (including video on demand and digital video broadcasting etc.), network games, online performing arts, online artworks, and online animation features and cartoons (including Flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, commercial entities are required to apply to MOC for an Online Culture Operating License if they intend to engage in any of the following types of activities for the purpose of making profits:

●	production, duplication, import, wholesale, retail, leasing or broadcasting of online cultural products;
●	publishing of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or
●	exhibitions or contests related to online cultural products.

The ICP Company currently holds an Online Culture Operating License issued by MOC, which is valid through December 30, 2020,  StarVI currently holds an Online Culture Operating License issued by MOC, which was valid through December 30, 2019 and is in the process of renewal. Weimeng currently holds an Online Culture Operating License issued by MOC, which is valid through December 30, 2020.

Online Transmission of Audio-Visual Programs

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that online audio/video service providers must obtain an internet audio/video program transmission license from the State Administration for Radio, Film and Television. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state owned or state controlled. According to relevant official answers to press questions published on the website of the State Administration for Radio, Film and Television on February 3, 2008, officials from the State Administration for Radio, Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License promulgated by the State Administration for Radio, Film and Television in 2009. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000 ($4,309), seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration, or the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective on January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. The Provisions further set out requirements for utilization of new applications driven by new technology (such as deep learning and virtual reality) to produce, publish and disseminate audio-visual information, for example, audio-visual information service providers are required to conduct safety evaluation, identify and label fraudulent audio-visual information, and to defeat rumors, false news and content violating user agreements.

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

Production of Radio and Television Programs

On July 19, 2004, the State Administration for Radio, Film and Television promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Production Regulations,” which came into effect as of August 20, 2004 and were amended on August 28, 2015 and October 30, 2018. The Radio and TV Programs Production Regulations provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Weimeng holds a permit for radio and television program production and operation, with a permitted scope encompassing production of animated programs, features programs and television entertainment programs, which is valid through March 31, 2021.

On March 29, 2019, NRTA issued the Administrative Provisions on Underage Programs, effective on April 30, 2019, which lists 9 types of state-supported and encouraged programs for minors s and 16 types prohibited programs for minors. In addition, recognizable message calling for rest must be prominently displayed at least every 30 minutes when programs for minors are on.

In October 2011, the ICP Company obtained a license for production of radio and television programs issued by Beijing Radio and Television Bureau. The license is valid through March 31, 2021 and subject to annual inspection.

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

The ICP company holds a surveying and mapping qualification certificate (Class A) issued by NASMG, valid through December 31, 2020. Weimeng holds a surveying and mapping qualification certificate (Class B) issued by Beijing Municipal Commission of Planning and Natural Resources, valid through December 31, 2020.

Internet Medical, Health and Drug Information Services

According to the Measures for the Administration of Internet Drug Information Services, issued by the State Drug Administration (“SDA”), on July 8, 2004 and revised on November 17, 2017, websites publishing drug-related information must obtain a license from SDA or its provincial departments.

The ICP Company obtained the approval for website publishing of drug-related information from Beijing Drug Administration (“BDA”) and SDA in December 2001 and January 2002, respectively, and has obtained a Qualification Certificate for Internet Drug Information Services issued by the BDA in December 2009. Upon expiration, the certificate has been renewed with a term valid through September 5, 2024. Weimeng currently holds a Qualification Certificate for Internet Drug Information Services issued by the BDA, which has been renewed and is valid through August 9, 2020.

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

On September 19, 2019, the Guiding Opinions on Promoting the Healthy Development of Online Education was released by the Ministry of Education and ten other authorities, which sets clear development goals for realizing the in-depth integration of modern information technologies and education, continuously enhancing the quality of online education, establishing a comprehensive framework of resource and service standards, and making a significant progress in building a learning society, by 2022.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

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

According to the Administrative Measures for the Administration of Commercial Website Filings for the Record, promulgated by Beijing Administration for Industry and Commerce (“BAIC”) in 2004, websites must comply with the following requirements:

●	file with BAIC and obtain electronic registration marks;
●	place the registration marks on their websites’ homepages; and
●	register their website names with BAIC.

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

On January 23, 2019, the CAC, the MIIT, and the Ministry of Public Security or the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On March 15, 2019, the CAC and the SAMR jointly issued the Notice on Mobile App Security Certification and the Implementation Rules for Mobile App Security Certification. Mobile App operators are encouraged to voluntarily acquire security certification and search engines and App stores are encouraged to mark and recommend Apps that have acquired this certification. China Cybersecurity Review Technology and Certification Center will be responsible for issuing the certification, and it will appoint qualified inspection bodies to issue technology inspection report after review of the mobile app.

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

On January 23, 2019, the CAC, the MIIT, and the Ministry of Public Security or the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages APP operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified APPs.

On March 15, 2019, the CAC and the SAMR jointly issued the Notice on Mobile App Security Certification and the Implementation Rules for Mobile App Security Certification. Mobile App operators are encouraged to voluntarily acquire security certification, and search engines and App stores are encouraged to mark and recommend Apps that have acquired such certification. China Cybersecurity Review Technology and Certification Center will be responsible for issuing the certification, and it will appoint qualified inspection bodies to issue technology inspection report after review of the mobile app.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On October 31, 2019, the MIIT issued the Notice to Rectify Mobile Apps’ Infringement on Users’ Interests, announcing that it will launch a rectification program on mobile App service providers and distribution service providers, including App stores, from November 6, 2019 to December 20, 2019. The inspection covers the illegal collection and usage of personal information, unreasonable request for user authorization, and obstacles for users to cancel their accounts. On December 19, 2019, the MIIT issued a list of mobile apps that failed to pass its inspection. Sina Sport was on the list, but it immediately completed relevant rectifications which were accepted by the MIIT.

On November 28, 2019, the CAC, MIIT, MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by APPs, which list six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

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

Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following regulations:

●	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People’s Bank of China on June 20, 1996.

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

Income Tax

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law. On December 6, 2007, the State Council approved the Implementing Rules, as amended on April 23, 2019. Both the EIT Law and its Implementing Rules became effective on January 1, 2008. On February 24, 2017 and December 28, 2018, the EIT Law was further revised. Under the EIT Law and the Implementing Rules, the enterprise income tax rate for both domestic companies and FIEs is unified at 25%.

On April 14, 2008, the Administration Measures for Recognition of High and New Technology Enterprises, or the Recognition Measures, were jointly promulgated by the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation and further amended on January 1, 2016, which sets out the standards and process for granting the high and new technology enterprises status. According to the EIT Law and its Implementing Rules as well as the Recognition Measures, enterprises which have been granted the high and new technology enterprises status shall enjoy a favorable income tax rate of 15%. As of December 31, 2019, six of our subsidiaries have obtained the Certificate for High and New Technology Enterprises and enjoyed a favorable tax rate under the EIT Law. The New EIT Law and its implementation rules also provide that “software enterprises” enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. Weibo Technology qualified as a “key software enterprise” in 2017 and 2018, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018, and of 2018 in 2019. The qualification as a “software enterprise” and “key software enterprise” is subject to annual evaluation by the relevant authorities in China.

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

Value-Added Tax

With the implementation of a pilot program (the “Pilot Program”), we are subject to 6.7% VAT and surcharges and 3% cultural business construction fees for certain parts of our advertising business, which has further decreased to 1.5% since July 1, 2019. Our non-advertising revenue is subject to 6.7% VAT and surcharges.

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
(4)

Shareholders of Weimeng are four non-executive PRC employees of our company or SINA, Y. Liu, W. Wang, W. Zheng and Z. Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interest, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder holding 1% of Weimeng’s equity interest. The registered capital of Weimeng is $85.7 million.

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

The capital investments in these VIEs were funded by SINA through SINA’s wholly owned subsidiaries and recorded as interest-free loans to the employees. As of December 31, 2019, the total amount of interest-free loans to the employee shareholders of the VIEs listed above and the other inactive VIEs was $292.7 million. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to our wholly owned subsidiaries in China. Our subsidiaries in China have the power to appoint all directors and senior management personnel of the VIEs. Through our subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services and other services to the VIEs in exchange for substantially all of the economic benefits of the VIEs. In addition, our employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for non-payment of loans or for fees on technical and other services due to us.

The following is a summary of VIE agreements with our wholly owned subsidiary STC, our VIE ICP Company and ICP Company’s shareholders:

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

D.    Property, Plant and Equipment

The majority of our operations are in China, where we have offices in Beijing, Tianjin, Shanghai, Hangzhou, Guangzhou, Shenzhen, Chengdu and Shenyang. Our offices at SINA Plaza in Beijing, comprising approximately 132,000 square meters, hold our principal sales, marketing and development facilities. We also have sales, marketing and other operations at satellite offices across China.

In addition to SINA Plaza that we own, we also lease office facilities under non-cancelable operating leases with various expiration dates through 2023. Our servers are primarily maintained at China Telecom and China Unicom branches, Ali Cloud and Huawei Cloud in cities across China. We also have servers located at various internet data centers in Taipei, Santa Clara, California and Hong Kong.

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

A.  Operating Results

Overview

We are an online media company serving China and the global Chinese communities. Our SINA media properties, including SINA mobile apps, mobile portal and SINA.com, and Weibo (social media) enable internet users to access professional media and UGC in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances. We also provide Fintech services to address the underserved financing demand of internet users in China. In July 2017, we acquired a majority equity interest in Beijing Weiju Future Technology Co. Ltd, or Weiju, to launch our online loan facilitation business.

SINA Media (Portal). SINA media business, which is conducted through our media properties of SINA mobile apps, mobile portal and SINA websites, provides internet users with diverse news information, entertainment contents and professional media contents. We provide a wide range of media contents customized for mobile users through mobile applications, such as SINA News, SINA Finance and SINA Sports, as well as through our mobile portal, SINA.cn. We also offer distinct and targeted professional content and a full range of complementary offerings through the main homepage of SINA websites, SINA.com and each of its region-specific websites.

Weibo. Based on an open platform architecture to host organically developed and third party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect, discover and share information anywhere, anytime and with anyone on our platform. In December 2019, Weibo had 516 million MAUs and 222 million average DAUs, increasing from 462 million MAUs and 200 million average DAUs in December 2018, with approximately 94% MAUs accessed Weibo from mobile devices at least once during the month.

Fintech Services. We offer Fintech services, which mainly consist of online loan facilitation service and online payment service. Our online loan facilitation service connects borrowers with lenders and facilitate the execution of loan transactions. We recommend borrowers with financing needs to financial institution lenders and provide an assessment of each borrower’s credit risks to lenders to facilitate lenders’ own lending decision. We charge loan facilitation service fees to borrowers for our assistance. We also provide guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders via qualified guarantee companies. For our online payment service, we have developed an online payment system, which connects to banks' websites, that enables merchants to conduct online transactions with their end customers or vendors. We charge service fees to merchants for such service.

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

The primary focus of our operations is in China, where the majority of our revenues are derived. We have grown in recent years, except for 2009 when China was impacted by the global financial crisis. Our online advertising business in China has been robust due to a growing local economy, increase in internet users and the shift of advertising budgets from traditional media to online media. As the growth of the Chinese economy slowed in recent years, our online advertising business was impacted by the budget limitations of certain large brand advertisers. Nevertheless, since Weibo launched a full spectrum of advertising and marketing solutions tailored made to brand advertisers, SMEs as well as to Alibaba and e-commerce merchants, we witnessed healthy growing trends in each customer segment, which helped increase our online advertising revenue in 2019. The success of our online advertising business is tied to the size and vitality of the China’s economy. Any prolonged economic slowdown in China may cause our customers to decrease or delay their online marketing spending and could negatively affect our ability to grow our online advertising business.

Factors directly affecting the growth of our online advertising business include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our online advertising and other businesses also depends on our ability to react to risks and challenges, including:

●	our ability to adapt our content, product offerings and monetization model to the increasing usage of smart phones, tablets and other mobile devices and sustain the monetization of PC traffic while the proportion of internet traffic shifts to mobile;
●	increasing competition in the core areas of our business, including mobile, video, portal verticals (including news, auto, finance and sports) and social media;
●	our ability to achieve sustainable revenue growth and profitability for our social media Weibo;
●	our ability to continue to increase the strength of our brands and develop new brands successfully in the marketplace;
●	our ability to keep up with the rapid technological changes of the internet industry and develop and introduce new products and services;
●	our ability to meet internal or external expectations of future performance;
●	the ability of the online advertising market in China to continue to grow and the rate of such growth;
●	China’s complex legal system governing the internet and advertising related industries;
●	Changes in practice, policy or law by the Chinese government in connection with our advertising and other businesses;
●	the performance of our equity investments; and
●	the risks associated with our control over our variable interest entities.

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

Revenues generated from our Fintech services have been growing in recent years. We have diversified institutional funding sources including commercial banks, consumer finance companies, other licensed financial institutions and peer-to-peer lending platforms. In 2019, we established several trusts to expand funding sources, where we and third-party investors are the settlors to these trusts and contribute funds to the trusts. The trusts are administered by third-party trust companies, who act as their trustees and allocate the funds to make consumer loans to individual borrowers recommended by us. In December 2018, we acquired a qualified guarantee company, namely, Chongqing Yuzhong Financial Guarantee Co., Ltd., to provide financing guarantee services to comply with PRC laws and regulations in relation to loan facilitation and financing guarantee services.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. Our headquarter is located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable diseases has caused, and may continue to cause companies, including us and certain of our customers, distributors and content partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees' health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. The recent outbreak of COVID-19 has caused our advertising and marketing customers to reduce their advertising budgets, which has affected our advertising revenues and financial performance generally. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus may adversely affect our business operations, financial condition, operating results and cash flow. It has caused material negative impact to our total revenues, slower collection of accounts receivables, additional allowance for doubtful accounts and significant downward adjustments or impairment to our long-term investments.

While we have resumed business operations and events related to the outbreak of and response to the COVID-19 are expected to be temporary, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

Our total cash, cash equivalents and short-term investments as of December 31, 2019 were $2,903.8 million. We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes by us in November 2013 and by Weibo in October 2017, the proceeds received from the private placement in November 2015, and the proceeds received from the issuance of senior notes by Weibo in July 2019. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.”

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2016/2017, 2017/2018 and 2018/2019. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiary incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

China

Effective January 1, 2008, the EIT Law in China supersedes the previous EIT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. High and new technology enterprises continue to enjoy a preferential tax rate of 15%. As of December 31, 2019, some of our subsidiaries were qualified as high and new technology enterprises and enjoy a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprises,” which were updated in April 2013. An entity qualified as a software enterprise may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% for the subsequent three years. Weibo Technology qualified as a “key software enterprise” in 2017 and 2018, therefore is entitled to enjoy a further reduced preferential tax rate of 10% for 2017 and 2018. Weibo Technology used the preferential tax treatment of its “key software enterprise” status of 2017 in 2018, and of 2018 in 2019. Weibo Technology used the preferential tax treatment of its “key software enterprise” status and recognized $10.8 million of tax credit related to 2017 in 2018, and $13.0 million of tax credit related to 2018 in 2019.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our holding company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that the tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. If we are regarded as a non-resident enterprise and our Hong Kong subsidiaries are regarded as resident enterprises, then our Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If our Hong Kong entities are regarded as non-resident enterprises, then our PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends paid from our PRC subsidiaries to our Hong Kong subsidiaries. If our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. We do not have any present plan to have our subsidiaries to distribute their earnings overseas, and we intend to retain most, if not all, of our available funds and any future earnings in China to operate and expand our business within the PRC. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as of December 31, 2019.

Our VIEs are wholly owned by our employees or designated personnel and controlled by us through various contractual agreements. To the extent that these VIEs have undistributed earnings, we will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

We did not recognize any amount of unrecognized tax benefits and related interest and penalties in our financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2018 and 2019, respectively, there was approximately $0.6 million unrecognized tax liability, arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to our consolidated financial statements for all periods presented. We do not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of our PRC subsidiaries and VIEs for tax years 2015 through 2019 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

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

For further information on our tax structures and inherent risks see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of preferential tax treatment, changes to the interpretation or enforcement of tax regulations or imposition of any additional taxes could adversely affect our financial condition and results of operations.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to the basis of consolidation, fair value, the recognition of non-controlling interests, revenue recognition, allowance for doubtful accounts, the allowance for financing receivables, stock-based compensation, taxation, net income (loss) per share, business combination, fair value, goodwill, long-lived assets, long-term investments, guarantee liabilities, convertible debt and foreign currency. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

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

Fintech

Off-balance sheet online loan facilitation service

We earn loan matching service fees and the post origination services from borrowers based on an agreed fixed percentage of loan amount. The company also provides guarantee on the principal, interest payment and penalty fee of the defaulted loans to lenders via qualified guarantee companies. Although we do not sell these services separately, we determined that all deliverables have standalone value. We determined that the financial guarantee was within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 606-25.

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

On-balance sheet online loan facilitation service

In 2019, we established several trusts to expand funding sources, where we and third-party investors are the settlors to these trusts and contribute funds to the trusts. The trusts are administered by third-party trust companies, who act as their trustees and allocates the funds to make consumer loans to individual borrowers recommended by us. We also absorb substantially all of the variability in the trusts absorbing losses or the right to receive benefits from the trusts that could potentially be significant to the trusts. As a result, the trusts are considered as our consolidated VIEs under Accounting Standards Codification ("ASC") 810, Consolidation.

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

Game-related revenues are mostly generated from the purchase of virtual items by game players through our platforms. Each virtual item is considered as a distinctive performance obligation. We collect payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. Revenue is recorded on a gross basis for games that we are acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which we are not acting as the principal in fulfilling all obligations. Sales of virtual items are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month. Virtual currency sold for game-related services in excess of recognized revenue is recorded as deferred revenues.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the customers decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. Allowance for doubtful accounts charged to our income statement was $8.5 million, $15.4 million and $50.3 million for 2017, 2018 and 2019, respectively.

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

Net Income (loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings (loss) per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary share and potential ordinary shares outstanding during the period. Potential ordinary shares include options to purchase ordinary shares, restricted share units and conversion of convertible debt, unless they were anti-dilutive. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. Additionally, we take into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which we hold equity interests and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances. The dilutive impact from equity interests mainly include long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

We measure the equity method investments at fair value on a non-recurring basis only if an impairment charges were to be recognized. For those investments without readily determinable fair value, we measure them at fair value when observable price changes or impairments are identified. The fair values of our privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair values of our investments in private equity funds are measured using net asset value per share as a practical expedient, provided certain criteria are met. Non-financial assets, such as intangible assets, operating lease right-of-use assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

We use significant unobservable inputs to measure the fair value of guarantee liabilities and loan investment applied fair value option (“FVO”). Guarantee liabilities and loan investment applied FVO are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors. The carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable financing receivables and other current assets (excluded for loan investment applied FVO), accounts payable, amount due to customers short-term bank loan, funding debts and accrued expenses and other current liabilities (excluded for guarantee liabilities) approximates fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. We assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles – Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. US GAAP provides the option to apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The qualitative approach starts the goodwill impairment test by assessing qualitative factors, which by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the quantitative impairment test is performed; otherwise, no further testing is required. When we perform the quantitative impairment test, we firstly determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, we perform the second step of a two-step quantitative goodwill impairment test to allocate the fair value of reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, "Leases (Topic 842)," which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

We have adopted the new lease standard beginning the first quarter of fiscal year 2019 and elected to apply practical expedients permitted under the transition method that allow us to use the beginning of the period of adoption (January 1, 2019) as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. We did not retrospectively adjust the prior comparative periods. Under the new lease standard, we determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

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

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by us in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts.

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

Financial receivables, net

We have set up a series of trusts to issue loans to the individual borrowers recommended by us since January 2019. The purpose of this arrangement is to expand the funding resource for our lending business. The trusts are administered by third-party trust companies, who act as their trustees, with funds contributed by us and/or other third-party investors for the purposes of providing returns to the beneficiary of the trusts. We have power over the activities that most significantly impact the economic performance of the trusts and also absorbs substantially all of the variability in the trusts. Therefore, we have the right to receive benefits and the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As a result, the trusts are VIEs and are consolidated under Accounting Standards Codification (“ASC”) 810, Consolidation.

Financing receivables represent loans facilitated through these consolidated trusts, which is measured at amortized cost. We record financing receivable at unpaid principal balances and interest and financing services fee receivables, net of allowance for loan losses that reflects our best estimate of the uncollectable amount. The proceeds received from third-party investors of the consolidated trusts are recorded as funding debts. Cash received by the consolidated trusts that has not yet been distributed is recorded as restricted cash. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio of the financing receivables as of each balance sheet date. The allowance is provided based on the Company’s assessments performed both on an individual-loan basis and collective basis. All loans are assessed depending on factors such as delinquent rate, size and other risk characters of the portfolio.

We consider a financing receivable to be delinquent when a monthly payment is one day past due. When we determine it is probable that it will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. We do not resume accrual of interest after a loan has been placed on nonaccrual status.

Funding debts

For the proceeds received from the third-party investors of the consolidated trusts to fund the on-balance sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts and is presented in accounts payable in the consolidated balance sheets.

Convertible debt and unsecured senior notes

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

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income over the estimated term using the effective interest method.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Group in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. We expect the initial impact of applying ASU 2016-13 on our consolidated financial statements to be an approximately $56.3 million to $68.9 million cumulative-effect adjustment to decrease the retained earnings as of January 1, 2020. We are currently evaluating the on-going impacts in 2020 and does not expect any material impact on the income (loss) for the first quarter of 2020 due to applying ASU 2016-13.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for us for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. We are evaluating the effects on its consolidated financial statements.

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

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2017		2018		2019		2018	2019
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Portal Advertising	320,473	20	290,215	14	216,440	10	(9)	(25)
Weibo	1,140,876	72	1,706,700	81	1,739,735	80	50	2
Fintech	122,535	8	111,412	5	206,780	10	(9)	86
	1,583,884	100	2,108,327	100	2,162,955	100	33	3

We generate revenues from (1) portal advertising business, which includes advertising on SINA.com and SINA mobile properties, (2) Weibo, which includes revenues from Weibo advertising and marketing as well as Weibo value added services (“VAS”), (3) Fintech, which mainly include our online loan facilitation and online payment Fintech services, and other portal businesses, which mainly include our mobile value added services (“MVAS”).

2019 Compared to 2018. Our total net revenues increased by 3% year over year from $2,108.3 million in 2018 to $2,163.0 million in 2019, mainly due to the growth of revenue from Fintech.

2018 Compared to 2017. Our total net revenues increased by 33% year over year from $1,583.9 million in 2017 to $2,108.3 million in 2018, mainly due to the growth of revenues from Weibo.

Portal Advertising

Substantially all of our portal advertising revenues are generated from China. Automobiles, fast-moving consumer goods, internet services, financial services and IT sectors were our top advertising sectors in 2019, accounting for approximately 67% of our portal advertising revenues in China. Unlike search and other performance-based advertising models, brand advertising on SINA.com and SINA mobile properties is priced primarily based on time. Based on our experience, online brand advertising clients in China tend to place more emphasis of their buying decision on factors such as the brand strength, market influence and user quality of offering websites. We maintain a variety of traffic metrics for our internet properties, and the key metrics we focus on differ across product lines based on the nature and features of the products. For these and other reasons, such as a significant portion of our online traffic is currently not being monetized, we do not gauge the growth of our portal advertising revenues based on any particular traffic metric.

2019 Compared to 2018. Our portal advertising revenues decreased by 25% year over year from $290.2 million in 2018 to $216.4 million in 2019. The decrease was mainly due to reduction of advertisement budget by SME customers and the unfavorable currency changes, as well as intense market competition. We generated 83% of portal advertising revenues from mobile devices in 2019, compared to 81% in 2018.

2018 Compared to 2017. Our portal advertising revenues decreased by 9% year over year from $320.5 million in 2017 to $290.2 million in 2018. The decrease was mainly due to the presentation of value added tax under new revenue guidance, the unfavorable currency changes and reduction of advertisement budget by SME customers. We expect revenue from SME customers to stabilize in 2019. Revenues generated from mobile devices have been increasing, and we have seen a rapid growth of traffic on our mobile properties in recent years. We generated 81% of portal advertising revenues from mobile devices in 2018, compared to 59% in 2017.

Weibo

The following table sets forth the breakdown of revenues from Weibo, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2017		2018		2019		2018	2019
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Advertising and Marketing	991,393	63	1,499,070	71	1,527,177	70	51	2
Weibo VAS	149,483	9	207,630	10	212,558	10	39	2
	1,140,876	72	1,706,700	81	1,739,735	80	50	2

2019 Compared to 2018. Revenues from Weibo increased by 2% year over year from $1,706.7 million in 2018 to $1,739.7 million in 2019. Weibo had faced miscellaneous challenges in 2019, such as the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in 2019 compared to 2018, tightened regulations on certain industries, and intensified market competitions.

●	Advertising and marketing revenues from Weibo increased by 2% from $1,499.1 million in 2018 to $1,527.2 million in 2019. Mobile advertising revenues accounted for approximately 87% of Weibo’s total advertising and marketing revenues in 2019, compared to 83% in 2018, benefiting from the growth of both mobile users as well as advertiser preferences. The total number of advertisers was 2.4 million in 2019, compared to 2.9 million in 2018, mainly due to customer churn of SME customers, as result of mixed challenges from unfavorable macroeconomic conditions and intense market competitions. The average spending per advertiser (excluding Alibaba) increased by 26% from $470 in 2018 to $593 in 2019, primarily attributable to the increase in spending by its recurring customers, and also a reflection of the churn of SME customers with relatively lower advertising budget.

Revenue from key accounts grew by 8% from $673.9 million in 2018 to $726.2 million in 2019, largely attributable to the strong bond between Weibo and brand advertising customers, as Weibo demonstrated unique value proposition for customers with its differentiated social ad offerings and enhanced ad performance.

Revenue from SMEs decreased slightly by 1% from $707.5 million in 2018 to $703.2 million in 2019, primarily attributable to the unfavorable impact from the overall depreciation of RMB against the U.S. dollar in 2019 compared to 2018. Weibo also faced unfavorable supply and demand dynamics in the performance-based advertising market and consequently intensified market competitions.

Revenue generated from Alibaba decreased by 17% from $117.7 million in 2018 to $97.8 million in 2019. The expenditure from Alibaba on Weibo’s platform highly correlates to its marketing strategies, which may fluctuate on an annual basis. Weibo remains as a key platform for Alibaba in the fields of social marketing, e-commerce and fans economy.

●	Value-added services revenues from Weibo. Value-added services revenues from Weibo increased by 2% from $207.6 million in 2018 to $212.6 million in 2019. The increase was primarily attributable to (i) the revenue growth of Weibo’s VIP membership, which increased by 10% from $98.2 million in 2018 to $108.1 million in 2019 mainly as a result of the increase of Weibo’s user base, and (ii) the revenue growth of Yizhibo live streaming business acquired in the fourth quarter of 2018, which increased from $28.0 million in 2018 to $76.7 million in 2019. Revenues from game-related services decreased by 84% from $27.3 million in 2018 to $4.4 million in 2019, mainly because some games reached the end of their life cycles and tightened regulatory environment in this industry.

We expect Weibo’s total revenues to decrease in absolute amount for the first half of 2020 on a year-over-year basis, due to the negative impact and uncertainties brought forth by the COVID-19 pandemic.

2018 Compared to 2017. Revenues from Weibo increased by 50% year over year from $1,140.9 million in 2017 to $1,706.7 million in 2018.

●	Advertising and marketing revenues from Weibo grew by 51% from $991.4 million in 2017 to $1,499.1 million in 2018. The total number of advertisers increased by 15.0% from 2.6 million in 2017 to 2.9 million in 2018, primarily attributable to the increase in the number of SME advertisers. The average spending per advertiser (excluding Alibaba) increased by 31.7% from $357 in 2017 to $470 in 2018, primarily attributed to an increasing number of key accounts allocating more digital advertising budget to social marketing.

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

In 2018, mobile advertising revenues accounted for approximately 83% of Weibo’s total advertising and marketing revenues, as compared to 76% in 2017, due to the growth of both mobile users as well as advertiser preferences. Mobile MAUs in December 2018 increased by 19% year over year to 431 million.

●	Revenues from Weibo VAS increased by 39% from $149.5 million in 2017 to $207.6 million in 2018. The increase was primarily attributed to the revenue growth of Weibo’s VIP membership, which increased by 48% year over year from $66.2 million in 2017 to $98.2 million in 2018, primarily attributed to the increase of our user base, as well as the newly acquired Yizhibo live streaming business acquired in October 2018, which attributed $28.0 million live streaming revenue in 2018. Revenues from game-related service remained stable from $27.6 million in 2017 to $27.3 million in 2018.

Fintech

The following table sets forth the breakdown of our Fintech revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2017		2018		2019		2018	2019
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Online Loan Facilitation Service	20,259	1	47,882	2	169,194	8	136	253
Online Payment and Others	62,560	4	26,364	1	17,891	1	(58)	(32)
Fintech Services	82,819	5	74,246	3	187,085	9	(10)	152
Other portal revenues	39,716	3	37,166	2	19,695	1	(6)	(47)
	122,535	8	111,412	5	206,780	10	(9)	86

Revenues derived from our Fintech services mainly include online loan facilitation service and online payment service. We started to provide online payment service in 2013, and expanded our service offering to include online loan facilitation service by acquiring Weiju in July 2017. Other portal revenues mainly include MVAS and amortized deferred revenues related to license granted to Leju.

2019 Compared to 2018. Our Fintech services revenues increased by 152% from $74.2 million in 2018 to $187.1 million in 2019 primarily as a result of the growth in loan origination volume due to the diversified institutional funding on online loan facilitation service. Our other portal revenues decreased by 47% from $37.2 million in 2018 to $19.7 million in 2019 mainly due to the decrease in MVAS. We had amortized deferred revenues of $10.4 million in 2019, same as in 2018. As of December 31, 2019, our license agreements with Leju had an unamortized balance of $43.7 million.

2018 Compared to 2017. Our Fintech services revenues decreased by 10% from $82.8 million in 2017 to $74.2 million in 2018 mainly due to the decreased revenue from online payment service due to the strict government regulation on the peer-to-peer industry. Our other portal revenues decreased by 6% from $39.7 million in 2017 to $37.2 million in 2018. We had amortized deferred revenues of $10.4 million in 2018, same as in 2017. As of December 31, 2018, our license agreements with Leju had an unamortized balance of $54.1 million.

Cost of revenues

The following table sets forth the breakdown of our cost of revenues.

	For the Year Ended December 31,
				% of Change
				YOY	YOY
	2017	2018	2019	2018	2019
	(in thousands, except percentages)
	US$	US$	US$	%	%
Portal Advertising	121,278	117,600	90,071	(3)	(23)
Weibo	230,952	277,648	328,826	20	18
Fintech	61,907	56,792	74,531	(8)	31
	414,137	452,040	493,428	9	9

Our cost of revenues increased by 9% from $414.1 million in 2017 to $452.0 million in 2018, and further increased by 9% to $493.4 million in 2019, mainly due to an increase in Weibo’s cost of revenues and cost of our Fintech services, which is partially offset by a decrease in our cost of portal advertising and others.

Portal Advertising

Cost of portal advertising revenues consists primarily of expenses associated with the production of our websites, including fees paid to third parties for internet connection and content, labor-related costs, stock-based compensation and equipment depreciation expenses. Prior to 2018, cost of advertising revenues also included 6.7% VAT and relevant surcharges and 3% cultural business construction fees on advertising revenues from China. As a result of our adoption of ASC 606, effective beginning January 1, 2018, we changed the presentation of the value-added tax (“VAT”) from gross basis to net against revenue, which resulted in decreases in both revenues and cost of revenues.

2019 Compared to 2018. Cost of portal advertising revenues decreased by 23% from $117.6 million in 2018 to $90.1 million in 2019 due to a decrease of $14.1 million in content cost, a decrease of $9.3 million in labor cost, and a decrease of $2.9 million in turnover taxes primarily due to cultural construction fees applicable to our advertising revenues reduced from a rate of 3% to 1.5% since July 1, 2019.

2018 Compared to 2017. Cost of portal advertising revenues decreased by 3% from $121.3 million in 2017 to $117.6 million in 2018 due to the decrease of $21.0 million in VAT as a result of the adoption of the new revenue guidance, partially offset by an increase in content fees of $12.0 million and an increase in labor cost of $4.5 million.

Weibo

Weibo’s cost of revenues consists mainly of costs associated with the maintenance of the platform, such as bandwidth and other infrastructure costs, as well as labor costs, stock-based compensation, content licensing fees, revenue sharing cost and turnover taxes levied on Weibo’s revenues

2019 Compared to 2018. Cost of Weibo’s revenues increased by 18% from $277.6 million in 2018 to $328.8 million in 2019. The increase was largely due to an increase of $36.1 million in live streaming revenue sharing cost, an increase of $11.0 million in labor cost, an increase of $8.6 million in bandwidth expenditure, and an increase of $3.8 million in advertisement production cost, partially offset by a decrease of $12.0 million in turnover taxes mainly due to cultural construction fees applicable to Weibo’s advertising and marketing revenues reduced from a rate of 3% to 1.5% since July 1, 2019. We expect Weibo’s cost of revenues to increase in absolute amount in the foreseeable future.

2018 Compared to 2017. Cost of Weibo’s revenues increased by 20% from $231.0 million in 2017 to $277.6 million in 2018. The increase was primarily due to an increase of $39.1 million in revenue sharing cost primarily related to value-added services for live streaming business, an increase of $16.9 million in content expenditure, an increase of $14.5 million in advertisement production cost, and an increase of $13.3 million in labor cost, partially offset by a decrease of $44.8 million in turnover taxes due to the adoption of ASC 606, resulting VAT excluded from cost of revenues in 2018.

Fintech

Fintech’s cost of revenues mainly consist of funding cost to funding partners, processing and service fees, provision for credit losses of financing receivables from Fintech services and cost of other revenues, which mainly consists of fees or royalties paid to third-party content and service providers, costs for providing the enterprise services and employee related cost for non-advertising business.

2019 Compared to 2018. Cost of Fintech services revenues increased by 65% from $41.6 million in 2018 to $68.7 million in 2019, mainly due to the increase of cost associated with the consolidated trusts. Cost of other revenues decreased by 62% from $15.2 million in 2018 to $5.8 million in 2019, mainly due to the decrease in our MVAS business.

2018 Compared to 2017. Cost of Fintech services revenues increased by 6% from $39.4 million in 2017 to $41.6 million in 2018, mainly due to the growth of our online loan facilitation service business. Cost of other revenues decreased by 33% from $22.5 million in 2017 to $15.2 million in 2018, mainly due to the decrease in our MVAS business.

Gross margin

The following table sets forth the gross margin for each of our business lines for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	%	%	%
Gross margin:
Portal Advertising	62	59	58
Weibo	80	84	81
Fintech	49	49	64
Overall	74	79	77

Overall gross margin increased by 5% in 2018, which was attributable to increase of gross margin of Weibo. Overall gross margin decreased by 2% in 2019, which was attributable to the decreases of gross margin of Weibo and Portal advertising.

Portal Advertising

The year-over-year gross margin of portal advertising in 2019 decreased by 1%, which was mainly due to the decreased revenues from SMEs customers attributed to the severe market competition. Portal advertising gross margin decreased by 3% in 2018, which was mainly due to the decreased revenue from SME customers.

Weibo

Weibo gross margin decreased by 3% year over year in 2019, mainly due to the increase of revenue sharing cost, labor cost and bandwidth expenditure. Weibo gross margin increased by 4% year over year in 2018, mainly due to the change in revenue reporting from gross basis to net basis under the new accounting standard adopted starting from January 1, 2018.

Fintech

Gross margin related to Fintech increased by 15% year over year in 2019, mainly due to the increase in revenue of online loan facilitation service and the decrease of cost in MVAS. Gross margin is flat year over year in 2018, mainly due to the decreased revenue from online payment offset by the decrease of cost in MVAS.

Operating expenses

The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,
							% of Change
							YOY	YOY
	2017		2018		2019		2018	2019
	(in thousands, except percentages)
	US$	%	US$	%	US$	%	%	%
Sales and marketing	408,856	26	699,962	33	627,989	29	71	(10)
Product development	267,392	17	345,942	16	372,818	17	29	8
General and administrative	104,923	6	120,184	6	298,441	14	15	148
Goodwill and acquired intangibles impairment	—	—	23,245	1	—	—	100	(100)
Total	781,171	49	1,189,333	56	1,299,248	60	52	9

Operating expenses increased by 9% from $1,189.3 million in 2018 to $1,299.2 million in 2019, primarily due to a reserve of approximately $125.8 million in relation to an arbitration initiated with the Netherlands Arbitration Institute, an increase of $34.9 million in bad debt expenses, an increase of $25.1 million in stock-based compensation and an increase of $13.8 million in personnel-related expense, and partially offset by a decrease of $81.3 million in marketing expenditure. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arbitration” for more information about the arbitration initiated with the Netherlands Arbitration Institute. Operating expenses increased by 52% from $781.2 million in 2017 to $1,189.3 million in 2018, primarily due to the increase in marketing expenditure, personnel related expense and the impairment charges related to goodwill and acquired intangibles impairment in 2018.

Sales and marketing.

Sales and marketing expenses consist of payroll, commissions and other personnel-related expense, advertising and promotional expenditures and business travel expenses. Sales and marketing expenses as a percentage of net revenues were 26%, 33% and 29% in 2017, 2018 and 2019, respectively. We expect our sales and marketing expenses will be stable in absolute dollars terms in the near future.

2019 Compared to 2018. Sales and marketing expenses decreased by 10% from $700.0 million in 2018 to $628.0 million in 2019, primarily due to a decrease of $81.3 million in channel marketing spending and brand promotion activities due to a more disciplined strategy of investment in marketing, partially offset by an increase of $7.1 million in personnel-related expense, primarily due to higher salaries and commissions arising from higher revenue achievements and an increase of $2.6 million in stock-based compensation.

2018 Compared to 2017. Sales and marketing expenses increased by 71% from $408.9 million in 2017 to $700.0 million in 2018, primarily due to an increase of $140.5 million in channel marketing expenses, an increase of $112.8 million advertising for advertising barter transactions, an increase of $30.3 million personnel-related expenses associated with new hires and salary increases. The increased channel marketing expenses was due to investment in user acquisition and promotion for both Weibo and SINA News app. We adopted the new revenue guidance starting from January 1, 2018, which resulted in an increase in marketing expense related to barter transactions.

Product development.

Product development expenses consist primarily of personnel and infrastructure-related expenses incurred for maintaining and enhancing our websites and platforms, as well as costs associated with new product development and product enhancements. Product development expenses as a percentage of net revenues were 17%, 16% and 17% in 2017, 2018 and 2019, respectively. We expect our product development expenses to continue to increase in absolute dollar terms in the near future.

2019 Compared to 2018. Product development expenses increased by 8% from $345.9 million in 2018 to $372.8 million in 2019, primarily due to an increase of $8.6 million in personnel-related expenses arising from higher salaries, an increase of $8.2 million in stock-based compensation, an increase of $5.4 million in infrastructure cost and an increase of $4.7 million in outside labor cost.

2018 Compared to 2017. Product development expenses increased by 29% from $267.4 million in 2017 to $345.9 million in 2018, primarily due to an increase of $48.7 million in personnel-related expenses mainly resulting from new hires and salary increases, and an increase of $14.2 million in in infrastructure cost.

General and administrative.

General and administrative expenses consist primarily of litigation reserve in relation to an arbitration initiated with the Netherlands Arbitration Institute, personnel-related expense, stock-based compensation, professional service fees and provisions for doubtful accounts. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Arbitration” for more information about the arbitration initiated with the Netherlands Arbitration Institute. General and administrative expenses as a percentage of net revenues were 6%, 6% and 14% in 2017, 2018 and 2019, respectively. We expect our general and administrative expenses to decrease in absolute dollar terms in the near future.

2019 Compared to 2018. General and administrative expenses increased by 148% from $120.2 million in 2018 to $298.4 million in 2019, mainly due to a litigation reserve of approximately $125.8 million in relation to an arbitration initiated with the Netherlands Arbitration Institute, an increase of $34.9 million in bad debt expenses due to slower collection of accounts receivable from customers during 2019, an increase of $14.4 million in stock-based compensation and an increase of $5.3 million in professional service fees.

2018 Compared to 2017. General and administrative expenses increased by 15% from $104.9 million in 2017 to $120.2 million in 2018, mainly due to the increase of $7.0 million in bad debt expenses, an increase of $4.7 million in personnel-related expenses and an increase of $5.3 million in professional service fees.

Goodwill and acquired intangibles impairment. We recognized a goodwill and acquired intangibles impairment charge of $23.2 million in 2018, while no goodwill impairment charges were recorded in 2017 and 2019. The goodwill and acquired intangibles impairment recognized in 2018 was due to the decreased revenue, the unsatisfied financial performance and not optimistic forecast of future revenues of certain report units.

Interest and other income, net

The following table sets forth the breakdown of interest and other income net for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands)
Interest income	43,150	83,233	86,549
Interest expenses	(4,557)	(20,749)	(34,595)
Other income (expenses), net	4,103	6,871	12,099
	42,696	69,355	64,053

Interest income. Interest income increased by 4% to $86.5 million in 2019 from $83.2 million in 2018 and increased by 93% to $83.2 million in 2018 from $43.2 million in 2017, primarily due to the increase in the average cash balance.

Interest expenses. Interest expense increased by 67% to $34.6 million in 2019 from $20.7 million in 2018, primarily due to the interest expense arising from unsecured senior notes issued in July 2019 by Weibo. Interest expense increased by 355% to $20.7 million in 2018 from $4.6 million in 2017, primarily due to the increased interest expenses of Weibo’s convertible notes.

Other income (expenses), net. Other income (expenses) consists primarily of net currency transaction gain or loss, dividend income of investments and government grants. In 2017, we recorded a net foreign currency transaction loss of $2.0 million. In 2018, we recorded a net foreign currency transaction gain of $0.8 million. In 2019, we recorded a net foreign currency transaction loss of $0.1 million. If the RMB continues to depreciate against the U.S. dollar, we may incur further currency related loss.

Income (loss) from equity method investments, net

We use the equity method to account for ordinary-share-equivalent equity investments and limited-partnership investments in entities over which we have significant influence but do not own a majority equity interest or otherwise control, and recorded share of results of these investments one quarter in arrears.

In 2017 and 2018, we recorded a loss of $30.8 million and $9.1 million, respectively, from the investments related to Leju. In 2019, we recorded a gain of $5.1 million from the investments related to Leju. The change in Leju investments from loss in 2018 to gain in 2019 was mainly due to the increase in Leju’s revenues from e-commerce and online advertising services. The decrease in the Leju loss from 2017 to 2018 was mainly due to better performance achieved by Leju, including higher revenue and better control over expenditures. We recorded income of $14.7 million and $10.2 million in 2017 and 2018, respectively, and loss of $5.1 million in 2019, from our other equity method investments.

Realized gain (loss) on long-term investments and fair value changes through earnings

The following table summarizes realized gain (loss) and fair value change through earnings on our long-term investments for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands, except percentages)
Alibaba(1)	92,327	—	—
Fair value changes from investments in marketable securities	—	(74,181)	159,149
Fair value changes from investments in private equity funds	—	4,161	4,305
Fair value changes arising from investments using measurement alternative methods(2)	—	166,553	(2,743)
Gain from disposing of investments under cost methods	14,000	—	—
Others	25,680	2,729	2,174
Total	132,007	99,262	162,885
% of total net revenues	8%	5%	8%
(1)	We invested $50.0 million in Alibaba through Yunfeng Funds in October 2011. In September 2014, Alibaba completed its initial public offering (“Alibaba IPO”) and listed its ADSs, each representing one ordinary share, on the New York Stock Exchange. We sold part of shares we held in Alibaba, representing a total cost of $30.0 million, through Alibaba IPO and recognized a one-time disposal gain of $109.2 million. In 2016 and 2017, we sold the remaining of our shareholding in Alibaba through open market recognized $44.2 million and $92.3 million of disposal gain, respectively.
(2)	Upon the adoption of ASU 2016-01, we elected the measurement alternative to report changes in the carrying value of the equity investments in our current earnings. In 2018, we identified observable price changes in orderly transactions and recognized $166.6 million upward adjustments and no downward adjustments in fair value changes. In 2019, we recognized $2.7 million downward adjustments and no upward adjustments in fair value changes.

Investment related impairment

In 2017, 2018 and 2019, we recorded $123.0 million, $81.3 million and $342.0 million, respectively, in impairment charges to the carrying value of our investments related accounts due to the lower-than-expected performance. In 2017, we recorded a charge of $113.1 million to write down the carrying value of the investment in Leju to its fair value, based on quoted closing price of $1.84 per ADS for Leju. We believe the impairment made in Leju was other than temporary by considering (i) the tightening of government policy in real estate industry in China, (ii) severity of the decline of Leju’s stock price after the investment and (iii) Leju’s financial condition, operating performance and its prospects. In 2019, we recorded a charge of $177.8 million partial impairment of investment in Yixia Tech due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future. We engaged an independent valuation firm to help assess the fair value of Yixia Tech at the end of the year using market approach by comparing the operating metrics of public peer companies with Yixia Tech and concluded that the partial impairment was warranted, resulting in a remaining carrying value of $129.5 million in Yixia Tech.

Income tax expense

The following table sets forth details of our income tax expense for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands, except percentages)
Current income tax provision	77,890	95,524	99,663
Deferred income tax (benefits) provision	(3,214)	33,560	46,802
Total	74,676	129,084	146,465
Income tax expenses applicable to China operations	73,165	129,406	146,283
Income from China operations	504,184	699,090	763,772
Effective tax rate for China operations	15%	19%	19%

Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2019 was 19%, same as 19% in 2018.

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

Net income

As a result of the foregoing, our net income in 2017, 2018 and 2019 was $349.6 million, $426.3 million and $108.7 million, respectively.

Net income attributable to SINA’s ordinary shareholders

Our net income attributable to SINA’s ordinary shareholders for 2017 and 2018 was $156.6 million and $125.6 million, and net loss attributable to SINA’s ordinary shareholders for 2019 was $70.5 million.

B.  Liquidity and Capital Resources

	As of December 31,
	2017	2018	2019
	(in $ thousands)
Cash, cash equivalents and short-term investments	3,372,543	2,345,334	2,903,839
Working capital	2,829,813	2,189,037	2,892,641
Long-term funding debts	—	—	22,260
Convertible debt (1)	879,983	884,123	888,266
Unsecured senior notes (2)	—	—	793,985
Total SINA shareholders’ equity	2,846,842	2,717,791	2,638,481
(1)	The increases of our convertible debt in presented periods were all due to the amortization of its issuance cost.
(2)	In July 2019, Weibo issued US$800 million in aggregate principal amount of unsecured senior notes due 2024, which were issued at par value and bear an annual interest at a rate of 3.50% per year.

As of December 31, 2017, 2018 and 2019, our accumulated earnings were $37.7 million, $212.0 million and $141.4 million, respectively. Our total cash, cash equivalents and short-term investments as of December 31, 2017, 2018 and 2019 were $3,372.5 million, $2,345.3 million and $2,903.8 million, respectively. We have funded our operations and capital expenditures primarily using cash generated from operations, proceeds received from Weibo’s initial public offering and the concurrent private placement in April 2014, proceeds received from the issuance of convertible notes by us in November 2013 and by Weibo in October 2017, the proceeds received from the private placement in November 2015, and the proceeds received from the issuance of senior notes by Weibo in July 2019. The increase in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2019 as compared to the amount as of December 31, 2018 was primarily due to net proceeds from issuance of unsecured senior notes by Weibo in July 2019 and cash generated from daily operations. The decrease in cash, cash equivalents, restricted cash and short-term investments as of December 31, 2018 as compared to the amount as of December 31, 2017 was primarily due to the continued investment activities, the execution of our share repurchase program and repayment of our convertible senior notes. We intend to continue our investment in the development and enhancement of our products. If we are unable to generate sufficient cash from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.

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

The following tables set forth the movements of our cash, cash equivalents and restricted cash for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	(in $ thousands)
Net cash provided by operating activities	596,290	311,037	744,018
Net cash used in investing activities	(987,947)	(447,909)	(1,176,258)
Net cash provided by (used in) financing activities	886,970	(408,514)	933,244
Effect of exchange rate changes on cash and cash equivalents	62,459	(18,485)	(7,807)
Net increase (decrease) in cash, cash equivalents and restricted cash	557,772	(563,871)	493,197
Cash, cash equivalents and restricted cash at the beginning of year	1,648,931	2,206,703	1,642,832
Cash, cash equivalents and restricted cash at the end of year	2,206,703	1,642,832	2,136,029

Operating activities

Net cash provided by operating activities in 2019 was $744.0 million. This was attributable to our net income of $108.7 million, adjusted by non-cash expenses including investment related impairment of $342.0 million, stock-based compensation of $121.9 million, depreciation and amortization of $55.8 million, deferred tax provision of $46.8 million, allowance for doubtful accounts and financial receivables of $71.1 million, partially offset by the fair value changes through earnings on our investments of $165.3 million. The net increase in cash from working capital items was $153.5 million, mainly due to the increase in accrued expenses which mainly resulted from the increase in accrued arbitration and marketing expenses and sales rebate, amount due to customers and income tax payable, partially offset by the increase in accounts receivable which mainly arising from the revenue growth, operating lease liabilities, prepaid and other current assets.

Net cash provided by operating activities in 2018 was $311.0 million. This was attributable to our net income of $426.3 million, adjusted by non-cash expenses including stock-based compensation of $95.1 million, investment related impairment of $81.3 million, depreciation and amortization of $41.2 million, deferred tax provision of $33.6 million, goodwill and acquired intangibles impairment of $23.2 million, allowance for doubtful accounts of $15.4 million, partially offset by the fair value changes through earnings on our investments of $96.5 million. The net decrease in cash from working capital items was $312.9 million, mainly due to the increase in accounts receivable, prepaid and other current assets and decreased amount due to customers, partially offset by the increase in accrued expenses and other current liabilities, account payable, which mainly resulted from the increase in accrued marketing expenses and sales rebate, and income tax payable. The increase in accounts receivable was mainly arising from the revenue growth.

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

Investing activities

Net cash used in investing activities in 2019 was $1,176.3 million. This was a result of the purchase of short-term investments of $1,231.9 million, cash paid for long-term investments (including prepayment) of $886.0 million, origination of financing receivables of $849.4 million and cash paid for property and equipment purchases of $29.9 million, partially offset by the maturities of short-term investments of $1,076.4 million, collection of the principal on financing receivables of $595.7 million and the proceeds received from the disposal of our investments or refund of our prepayment in investments of $148.7 million.

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

Financing activities

Net cash provided by financing activities in 2019 was $933.2 million, which mainly consisted of $793.3 million of net proceeds from issuance of unsecured senior notes by Weibo, $216.3 million of proceeds from funding debts, and $114.7 million of proceeds from bank loans, partially offset by $111.5 million repayment for bank loans, repurchase of ordinary shares of $61.7 million, and $15.2 million paid for the repayment of principal on funding debts.

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

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were $44.9 million in 2017, $46.5 million in 2018 and $29.9 million in 2019. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

C.  Research and Development, Patents and Licenses, etc.

Our success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property and Proprietary Rights” for a description of the protection of our intellectual property.

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We consider the loan matching services and the post origination services as a multiple element revenue arrangement, and first allocate the consideration to the guarantee liability equaling to the fair value of the guarantee liability. Then the remaining consideration are allocated to the loan matching services and post-origination services using their relative estimated selling prices under ASC 606. The revenue from loan matching service is recognized when our facilitation obligation is completed, which is generally at the loan inception date. Post-origination revenue is recognized when service is provided.

The estimation of fair value of the guarantee liability and the standalone selling price for loan matching services and the post origination services involves significant judgment. The value of guarantee liability was estimated with the consideration of discounting expected future payouts, net expected collection rates and a discount rate for time value. We do not have stand-alone selling price for the loan matching service and the post origination service because we do not provide these services separately. Third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees our competitors charge for these services. Since no third-party evidence is available, we generally use our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments Due by Period
		Less Than	One to	Three to	More Than
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years
	(in $ thousands)
Operating lease obligations(1)	26,681	13,101	13,492	88	—
Purchase commitments(2)	626,477	591,330	35,084	63	—
Short-term bank loans	82,929	82,929	—	—	—
Capital commitments(3)	5,587	5,025	562	—	—
Equity investments	115,022	115,022	—	—	—
2022 Notes (4)	933,750	11,250	922,500	—	—
2024 Notes (5)	940,000	28,000	56,000	856,000	—
Litigation reserve	125,809	125,809	—	—	—
Funding debts and interests (6)	197,132	174,872	22,260	—	—
Total contractual obligations	3,053,387	1, 147,338	1,049,898	856,151	—
(1)	Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2023. Rental expenses for 2017, 2018 and 2019 were $13.7 million, $17.9 million and $17.0 million, respectively. The majority of the commitments are from our office lease agreements in China.
(2)	Purchase commitments mainly include minimum commitments for internet connection, content and services related to website operation and marketing activities.
(3)	Capital commitment was primarily related to commitments on the purchase of fixed assets and the payment on leasehold improvements.
(4)	2022 Notes represents the future maximum commitment relating to the principal amount and interests of the convertible notes that Weibo issued in October 30, 2017 bearing an annual interest rate of 1.25%, which will mature on November 15, 2022.
(5)	2024 Notes represents the future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of unsecured senior notes bearing annual interest rate at a rate of 3.50% per year, which will mature on July 5, 2024.
(6)	Funding debts and interests represent the contribution of funds from the third-party investors to the consolidated trusts, including the principal amount and interest payable

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table provides information with respect to our directors and executive officers as of this annual report:

Name	Age	Position
Charles Chao	54	Chairman of the Board and Chief Executive Officer
Bonnie Yi Zhang	46	Chief Financial Officer
Hong Du	48	President and Chief Operating Officer
Qingxu Deng	44	Senior Vice President
Bin Zheng	54	Senior Vice President
Ter Fung Tsao	74	Independent Director
Yan Wang	47	Independent Director
Song-Yi Zhang	64	Independent Director
Yichen Zhang	56	Independent Director
James Jianzhang Liang	50	Independent Director

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

Song-Yi Zhang has served as a director since April 2004. Mr. Zhang currently serves as the Chairman of Mandra Capital. From November 1997 to November 2000, Mr. Zhang was a Managing Director of Morgan Stanley and served separately as a Managing Director in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group and Co-head of its Asia Utilities/ Infrastructure Group. Mr. Zhang is currently an independent non-executive director of each of China Longyuan Power Group Corporation Limited and China Renewable Energy Investment Limited . Mr. Zhang holds a J.D. degree from Yale Law School.

Yichen Zhang has served as a director since May 2002 and was a director of Weibo from January 2014 to January 2016. Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid-1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. He is also a member of the Eleventh, Twelfth and Thirteenth National Committee of the Chinese People’s Political Consultative Conference. Mr. Zhang is a graduate of Massachusetts Institute of Technology.

James Jianzhang Liang has served as a director since December 2017. Mr. Liang is one of the co-founders and the Executive Chairman of the board of Trip.com Group Ltd (Nasdaq: TCOM), a leading travel service provider in China. He was the chief executive officer of Trip.com Group Ltd from 2000 to January 2006, and from March 2013 to November 2016. Under his leadership, Trip.com Group has successfully transitioned from offline to online and from desktop to mobile, made strategic investments in key industry players, and cultivated and invested in new business ideas, and established industry-leading operational standards and processes. Mr. Liang has been awarded with various accolades for his contributions to the travel industry, including 2019 Forbes China Multinational Business Leader, Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. He is also the author of multiple publications, including the Rise of the Network Society and his latest book published in 2018 The Demographics of Innovation. Prior to co-founding Trip.com Group, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080) and on the board of MakeMyTrip (Nasdaq: MMYT). He is also research professor of economics at Peking University. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

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

B.   Compensation

Each non-employee director receives an annual cash retainer of $20,000, the Chair of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chair of the Compensation Committee receives an additional annual cash retainer of $3,000. Currently, our employee directors are not entitled to any other cash compensation in addition to their employment compensation for serving on our board of directors. In 2019, we paid an aggregate of approximately $1.9 million in cash compensation to our executive officers and non-employee directors as a group.

In 2019, we granted an aggregate of 25,000 restricted share units to non-employee directors and no restricted share units to our executive officers under our share incentive plans. No options were granted to our non-employee directors or executive officers in 2019. In addition, Weibo granted an aggregate of 50,000 restricted share units under its share incentive plans to our directors and executive officers in 2019.

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

As of March 31, 2020, there were 155,018 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the Amended and Restated 2007 Plan.

2015 Share Incentive Plan

In July 2015, we adopted our 2015 share incentive plan, or the 2015 Plan. The aggregate number of shares reserved for issuance pursuant to awards under the 2015 Plan is 6,000,000 ordinary shares. The 2015 Plan permits the grant of four types of awards: share options, share appreciation rights, restricted share units and restricted shares. The maximum number of ordinary shares that may be granted subject to awards under the 2015 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of our company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. As of March 31, 2020, there were 1,401,760 ordinary shares issuable upon exercise of outstanding restricted share units under the 2015 Plan.

2019 Share Incentive Plan

In May 2019, we adopted our 2019 share incentive plan, or the 2019 Plan. The aggregate number of shares reserved for awards under the 2019 Plan is 3,477,643 ordinary shares. The aggregate maximum number of shares that may be granted in connection with all awards under the 2019 Plan during any fiscal year shall not exceed 3% of the total outstanding shares of our company as of the last day of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year, subject to adjustment. The aggregate maximum number of shares that may be granted in connection with incentive stock options under the 2019 Plan is 3,477,643 ordinary shares. The 2019 Plan permits the grant of four types of awards: options (which may be incentive share options or non-statutory share options), share appreciation rights, share grants and restricted share units. As of March 31, 2020, there were 622,036 ordinary shares issuable upon exercise of outstanding options and vesting of outstanding restricted share units under the 2019 Plan.

	Ordinary Shares
	Underlying
	Outstanding
	Options
	and Restricted		Exercise Price
Name	Share Units		($/Share)	Grant Date	Expiration Date
Chao, Charles	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—

Zhang, Bonnie Yi	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—

Du, Hong	*		38.27	November 25, 2014	November 25, 2020
	*	(1)	—	May 6, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—

Deng, Qingxu	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	April 5, 2016	—
	*	(1)	—	July 5, 2018	—
	*	(1)	—	November 23, 2018	—

Zheng, Bin	*		35.69	January 16, 2015	January 16, 2021
	*	(1)	—	April 5, 2016	—

Tsao, Ter Fung	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Wang, Yan	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Zhang, Song-Yi	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Zhang, Yichen	*	(1)	—	February 19, 2016	—
	*	(1)	—	May 5, 2017	—
	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Liang, James Jianzhang	*	(1)	—	February 9, 2018	—
	*	(1)		March 1, 2019
Other employees	*		35.69	January 16, 2015	January 16, 2021
	1,251,591	(1)	—	From April 5, 2016 to March 5, 2020	—
Total	2,178,814

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

The following table summarizes, as of March 31, 2020, the options and restricted share units granted under Weibo’s share incentive plans to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted share units that have vested, if any.

	Ordinary Shares
	Underlying
	Outstanding
	Options
	and Restricted		Exercise Price
Name	Share Units		($/Share)	Grant Date	Expiration Date
Chao, Charles	*	(1)	—	May 5, 2016	—
	*	(1)	—	November 22, 2018	—
Zhang, Bonnie Yi	*	(1)	—	November 22, 2018	—
Du, Hong	*	(1)	—	November 22, 2018	—
Deng, Qingxu	*	(1)	—	March 27, 2019	—
Zheng, Bin	*	(1)	—	April 20, 2016	—
Tsao, Ter Fung	—		—	—	—
Wang, Yan	—		—	—	—
Zhang, Song-Yi	—		—	—	—
Zhang, Yichen	—		—	—	—
Liang, James Jianzhang	—		—	—	—
Other grantees	*		From $3.45 to $3.5	From April 12, 2013 to December 30, 2013	From April 12, 2020 to December 30, 2020
	3,159,819	(1)	—	From August 24, 2015 to February 27, 2020	—
Total	3,639,895

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

Independent accountant

1.	Appoint the independent accountant for ratification by the stockholders and approve the compensation of and oversee the independent accountant.
2.	Confirm that the proposed audit engagement team for the independent accountant complies with the applicable auditor rotation rules.
3.	Ensure the receipt of, and review, a written statement from our independent accountant regarding the independent accountant’s independence in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence.
4.	Review with our independent accountant any disclosed relationship or service that may impact the objectivity and independence of the accountant.
5.	Pre-approve all audit services and permitted non-audit services to be provided by the independent accountant as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
6.	Review the plan for and the scope of the audit and related services at least annually.

Financial Reporting

1.	Review and discuss with finance management our company’s earnings press releases as well as earnings guidance provided to analysts.

2.	Review the annual reports of our company with finance management and the independent accountant prior to filing of the reports with the SEC.
3.	Review with finance management and the independent accountant at the completion of the annual audit:
●	Our company’s annual financial statements and related footnotes;
●	The independent accountant’s audit of the financial statements;
●	Any significant changes required in the independent accountant’s audit plan;
●	Any serious difficulties or disputes with management encountered by the independent accountant during the course of the audit; and
●	Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

Related Party and Relationship Disclosure

1.	Ensure the receipt of, and review, a report from the independent accountant required by Section 10A of the Exchange Act.
2.	Oversee our company’s compliance with SEC requirements for disclosure of accountant’s services and Audit Committee members and activities.
3.	Review and approve all related party transactions other than compensation transactions.

Critical Accounting Policies & Principles and Key Transactions

1.	Review with finance management and the independent accountant at least annually our company’s application of critical accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) our provisions for future occurrences which may have a material impact on the financial statements of our company.
2.	Oversee our company’s finance function, which may include the adoption from time to time of a policy with regard to the investment of our assets.
3.	Periodically discuss with the independent accountant, without Management being present, (i) their judgments about the quality, appropriateness, and acceptability of our company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of our company’s financial statements.
4.	Review and discuss with finance management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of our company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

Internal Control and Related Matters

1.	Oversee the adequacy of our company’s system of internal controls. Obtain from the independent accountant management letters or summaries on such internal controls. Review any related significant findings and recommendations of the independent accountant together with management’s responses thereto.
2.	Oversee our company’s Anti-Fraud and Whistleblower Program.
3.	Perform annual self-assessment on Audit Committee effectiveness.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Mr. Yan Wang and Mr. Yichen Zhang. Yichen Zhang is the chairman of the committee. The members of the Nominating and Corporate Governance Committee satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D.    Employees

We had 8,224, 9,207 and 8,300 employees, respectively, as of December 31, 2017, 2018 and 2019. Currently most of them were employed in the PRC with the remaining employed in the United States, Hong Kong and Taiwan. From time to time we employ independent contractors to support our production, engineering, marketing and sales departments. The number of independent contractors employed during 2019 was not significant. Our Chinese employees are members of a labor association that represents employees with respect to labor disputes and other employee matters. To date, we have not experienced a work stoppage or a labor dispute that has interfered with our operations.

E.    Share Ownership

The following table sets forth certain information that has been provided to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

●	each shareholder known to us own beneficially more than 5% of the ordinary shares;
●	each director;
●	each of our executive officers listed in “Directors and Senior Management” above; and
●	all of our current directors and executive officers as a group.

Percentage of beneficial ownership is based on 65,384,161 ordinary shares (excluding 18,083,741 ordinary shares that have been repurchased but not cancelled) outstanding as of March 31, 2020 together with options that are exercisable within 60 days from March 31, 2020 and shares issuable upon vesting of restricted share units within 60 days from March 31, 2020 for each shareholder. Beneficial ownership is determined in accordance with the rules of the SEC.

			Class A
			Preference
			Shares
	Ordinary Shares		Beneficially
	Beneficially Owned		Owned	Voting Power
	Number	%(1)	Number	%(2)
Major Shareholders
New Wave MMXV Limited(3)	7,944,386	12.2	7,150	58.0
Schroder Investment Management North America Inc(4)	3,551,056	5.4	—	2.6
BlackRock, Inc.(5)	3,434,467	5.3	—	2.5
Susquehanna Securities and its affiliates(6)	3,491,699	5.3	—	2.6
Directors and Executive Officers
Charles Chao(7)	8,819,253	13.5	7,150	58.6
Bonnie Yi Zhang	*	*	—	*
Hong Du	*	*	—	*
Qingxu Deng	*	*	—	*
Bin Zheng	*	*	—	*
Ter Fung Tsao	*	*	—	*
Yan Wang	*	*	—	*
Song-Yi Zhang	*	*	—	*
Yichen Zhang	*	*	—	*
James Jianzhang Liang	*	*	—	*
All directors and executive officers as a group	9,561,895	14.6	7,150	59.1

*     Less than one percent of the outstanding ordinary shares or less than one percent of voting power.

**    Except otherwise disclosed in this annual report, the business address of our directors and executive officers is 7/F SINA Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China.

(1)	For each named person, the percentage ownership includes ordinary shares which the person has the right to acquire within 60 days after March 31, 2020. However, such shares shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.
(2)	For each named person or group included in this column, the percentage of total voting power represents voting power based on both ordinary shares and class A preference shares held by such person or group with respect to all of our outstanding ordinary shares and class A preference shares as one class as of March 31, 2020. Each ordinary share is entitled to one vote per share. Each class A preference shares is entitled to 10,000 votes per share as of March 31, 2020 on all matters subject to a shareholders’ vote, provided that (i) when New Wave sells or otherwise transfers any number of ordinary shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each class A preference share is entitled to will be reduced proportionally; (ii) on any resolution to elect a director where the nominee is an executive officer of our company, the votes attaching to the class A preference shares on such resolution shall not be counted if a majority of the votes cast by the holders of our ordinary shares is against the appointment of such nominee; (iii) for all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the class A preference shares in accordance with the recommendation of our board of directors to the extent the board determines to submit any such matter to shareholder approval; and (iv) If New Wave transfers the class A preference shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the class A preference shares shall cease to have any voting right.
(3)	New Wave MMXV Limited, or New Wave, is a company incorporated in British Virgin Islands and controlled by Mr. Charles Chao. Mr. Chao is the sole director of New Wave .
(4)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 14, 2020.

(5)	Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 8, 2019 and a 13G/A filed with the SEC on June 7, 2019.
(6)	Beneficial ownership calculation is based solely on a review of a Schedule 13G/A filed with the SEC on April 10, 2020.
(7)	Includes 7,944,386 ordinary shares and 7,150 class A preference shares held by New Wave, 748,107 shares held by Mr. Chao, 67,500 shares issuable upon exercise of options exercisable within 60 days from March 31, 2020, and 59,260 shares issuable upon vesting of restricted share units within 60 days from March 31, 2020.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

For information regarding major shareholders, please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Except for New Wave which held 7,150 class A preference shares as of March 31, 2020, our major shareholders do not have voting rights that are different from other shareholders. Subject to certain restrictions, each class A preference share is entitled to 10,000 votes per share while each ordinary share is entitled to one vote per share.

Pursuant to a registration rights agreement we entered into with New Wave on November 6, 2015, we agreed to provide New Wave with certain registration rights in respect of our ordinary shares owned by New Wave. See “—B. Related Party Transactions—Transactions and Agreements with Directors and Officers—Registration Rights Agreement.”

As of March 31, 2020, 57,402,302 ordinary shares, or 87.8% of our total outstanding ordinary shares (excluding ordinary shares that have been repurchased but not cancelled), were held by 31 record shareholders in the United States, almost totally held by Cede & Co. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not directly or indirectly controlled by another corporation, any foreign government or any other natural or legal person. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

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

Transitional Services Agreement

Under the transitional services agreement, we agree that, during the service period, as described below, we will provide Weibo with various corporate support services, including but not limited to:

●	administrative support;
●	operational management support;
●	legal support;
●	technology support; and
●	provision of office facilities.

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

In connection with the formation of COHT in 2008, the terms of the joint venture provided COHT with the rights, for an initial term of ten years, to operate our real estate and home furnishing websites, including licenses to use our trademark, domain names, website technologies and certain software. In 2009, we and COHT entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement. In December 2013, COHT became a wholly owned subsidiary of Leju Holdings Limited, or Leju, a then majority-owned subsidiary of E-House. In March 2014, we and Leju entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements through 2024. In 2017, 2018 and 2019, we generated $16.1 million, $20.8 million and $19.2 million online advertising agency fee from Leju, respectively. As of December 31, 2019, there were $7.1 million due from Leju, representing online advertising agency fee payable to us.

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

Loan to and Interest Receivable from Other Related Parties

As of December 31, 2018 and 2019, we recorded $43.7 million and $160.0 million, respectively, of loan to and interest receivable from an equity investee in e-commerce business. As of December 31, 2019, we also recorded $60.6 million of new loan to an equity investee providing social and new media marketing service in free interest. As of December 31, 2018 and 2019, we recorded $41.0 million and $41.0 million, respectively, of loan to and interest receivable from an equity investee providing online brokerage services, which was renewed with another subsidiary in 2019. The annual interest rates of the loans were ranging from 4.0% to 10.5% (except for the company in free interest) and the maturities of all loans were within one year at both dates.

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

Arbitration

Sina Corporation and Sina Hong Kong Limited, or Sina HK, together with GyPSii (Shanghai) Co., Ltd., or GyPSii, a joint venture that is 60% owned by Sina Corporation through Sina Hong Kong Limited and 40% owned by GeoSolutions Holding N.V., were named as respondents in an arbitration initiated by GeoSolutions Holding N.V. and its parent company GeoSolutions B.V. (together with GeoSolutions Holding N.V., “GeoSolutions”) with the Netherlands Arbitration Institute (NAI). The claimant in this arbitration mainly claimed damages alleging intellectual property infringement by us and in breach of certain license agreements.

On November 7, 2017, the tribunal rendered an award on jurisdiction, among other things, sustaining our objection to Sina Corporation being a party to the arbitration. Accordingly, Sina Corporation is no longer a party to the arbitration and all claims against Sina Corporation were dismissed. Sina HK and GyPSii remain the respondents in the arbitration .

In addition, Sina Corporation, Sina Hong Kong Limited, and GyPSii (Shanghai) Co., Ltd. were named as respondents in another arbitration initiated by GeoSolutions Holding N.V. with the China International Economic and Trade Arbitration Commission (CIETAC). The claimant requested an award ordering Sina to turn over the exclusive operations of certain business and payment of revenues and damages alleging certain investment agreement breach by the respondents of certain investment agreement. The case had a hearing on June 20, 2018. The CIETAC Tribunal issued an award on June 3, 2019, rejecting all of the requests raised by the Claimant .

The NAI Tribunal had a hearing on merits from December 3 to 14, 2018 and issued an award on December 20, 2019. The NAI Tribunal found that Sina Hong Kong had breached a license agreement with GeoSolutions B.V. and ordered that Sina Hong Kong and GyPSii (Shanghai) Co., Ltd. be jointly and severally obligated to pay GeoSolutions B.V. as stipulated under the arbitral award. The arbitrators rejected claimants’ other requests for relief against Sina Hong Kong, including a declaration of infringement of copyright and payout of part of Weibo’s market value. We consider the arbitral award unjustified and groundless. Sina Hong Kong is considering legal and other actions available to protect its interests, while evaluating the financial impact of the award on Sina Hong Kong. As a result of the award and the fact that Sina Hong Kong is a consolidated subsidiary of us, we recorded a litigation reserve of approximately US$125.8 million which was the amount of the arbitration panels award in the fourth quarter of 2019.

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

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition and labor disputes. For example, Weibo has been named as a defendant in two civil actions filed in Texas and in California by the same individual plaintiff, alleging that her rights under the Fourteenth Amendment to the United States Constitution were violated when our company allegedly shut down her Weibo accounts without good cause. Both lawsuits have been dismissed.

For many of these legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial. We believe that such proceedings, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material and adverse effect on our results of operations, financial position and cash flows.

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

B.   Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

B.   Memorandum and Articles of Association

Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by the Companies Law (2020 Revision) of the Cayman Islands (referred to as the Companies Law below) and our currently effective amended and restated memorandum and articles of association, which were adopted by our shareholders during our 2018 annual general meeting. The following are summaries of certain provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares and class A preference shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, Ugland House, P.O. Box 309, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our amended and restated memorandum of association the objects for which we are established are unrestricted and we have full power to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

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

All business at meetings of shareholders shall be transacted by shareholders to pass either ordinary resolutions or special resolutions. An ordinary resolution requires the affirmative vote of a simple majority of the votes of such shareholders of our company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of our company and includes a unanimous resolution in writing. A special resolution requires the affirmative vote of not less than two-thirds of the votes of such shareholders of our company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting and includes a unanimous resolution in writing. While ordinary resolution is required for most of business, a special resolution is required for matters such as issuance of redeemable shares, reduction of share capital, removal of a director from office, distribution of assets in liquidation, and amendment of the memorandum and articles in whole or in part.

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

Amendment of Memorandum and Articles

We may at any time and from time to time by special resolution alter or amend our memorandum of association and articles of association in whole or in part subject, in the case of any alteration or amendment which modifies the rights of a class of shares, to consent from holders of that class of shares as more fully set out above.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires;
●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be entitled to be indemnified out of the assets of our company against all losses or liabilities incurred or sustained by him as a director or officer of our company in defending any proceedings, whether civil or criminal, in which judgement is given in his favor, or in which he is acquitted. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provides that, on the written requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all outstanding shares of our company which carry the right of voting at general meetings of our company, the board shall convene an extraordinary general meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings, and our memorandum and articles of association does not oblige our company in each year to hold a general meeting as its annual general meeting. The annual general meeting may be held at such time and place as our board of directors shall appoint.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law and our memorandum and articles of association, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association which require our company to disclose shareholder ownership above any particular ownership threshold.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder ("Regulations"), pertinent judicial decisions and interpretive rulings of the IRS, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances. The following discussion does not deal with the tax considerations to any particular investor or to persons in s , including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our equity (by vote or value), investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar, or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations.

You are urged to consult your tax advisor regarding the U.S. federal, state, local, and non-U.S. income tax considerations of owning and disposing of our ordinary shares.

General

For the purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ordinary shares that is for U.S federal income tax purposes,

(i)an individual citizen or resident of the United States;

(ii)a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia;

(iii)an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

(iv)a trust that (A) is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our ordinary shares should consult its tax advisor regarding the tax consideration of holding and disposing of our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2019 and for subsequent taxable years. Assuming we are the owner of our VIEs for U.S. federal income tax purposes, based on our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019.

Although we do not believe that we should be treated as a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, there can be no assurance in this regard. Because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile), recent fluctuations in the market price of our ordinary shares increased our risk of becoming a PFIC. The market price of ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2020, or for any future taxable year. Additionally, depending on how we deploy our passive assets in our operations or for other active purposes and the value of our gross assets, we may or may not be classified as a PFIC for the current taxable year. Under circumstances where revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder's gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should assume that any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty ( “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and for the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under PRC tax, law, you may be subject to PRC withholding taxes on dividends paid on our ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation applicable to qualified dividend income f, as discussed above.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a U.S. Holder's particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder's adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, and gain from the disposition of the ordinary shares would be subject to tax in the PRC, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations.

U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder's holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder's holding period for the ordinary shares,
●	amounts allocated to the current taxable year and any taxable years in such holder's holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income, and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an “interest charge”).

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such holder's taxable year over such holder's adjusted basis in such ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S Holder's income for prior taxable years. Amounts included in the U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market will be on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder's basis in the ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ordinary shares will continue to be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ordinary shares if we are or become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we agreed to provide the necessary information, a U.S. Holder could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election, in which case such holder would generally be required to include in income on a current basis such holder’s pro rata share of our ordinary earnings as ordinary income and such holder’s pro rata share of our net capital gains as capital gain. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, and we make no undertaking to provide such information in the event that we are or become a PFIC.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Our corporate internet address is http://corp.sina.com.cn. We make available free of charge on or through our website our annual reports, quarterly reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by the SEC rules. Information contained on SINA’s website is not part of this report or any other report filed with the SEC. The SEC maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. In 2019, our interest income was $86.5 million. As of December 31, 2019, we had approximately $3.1 billion in cash, cash equivalents, restricted cash and short-term investments held by financial institutions in China, Hong Kong, Taiwan, Singapore and the United States. Interest-earning instruments carry a degree of interest rate risk and fluctuations of interest rates for RMB and U.S. dollars bank deposits can impact our financial results.

Foreign Currency Exchange Rate Risk

The majority of our revenues derived and expenses and liabilities incurred are in RMB with a relatively small amount in New Taiwan dollars, Hong Kong dollars and U.S. dollars. Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Taiwan and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB and restrictions on currency exchange may have a material adverse effect on the value of your investment.” We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. In 2019, the foreign currency translation adjustment to our comprehensive income was a loss of $34.6 million and net currency transaction loss was $0.1 million, respectively. Below is a sensitivity analysis on the impact of a change in the value of the RMB against the U.S. dollar assuming: (1) projected net income from operation in China equal to the net income of 2019, (2) projected net assets of the operation in China equal to the balances in RMB and U.S. dollar as of December 31, 2019 and (3) currency fluctuation occurs proportionately over the period:

	Translation
	Adjustments to	Transaction Gain
Change in the Value of RMB Against the U.S. Dollar	Comprehensive Income	(Loss)
	(in $ thousands)
Appreciate 2%	61,530	(326)
Appreciate 5%	154,043	(814)
Depreciate 2%	(61,410)	326
Depreciate 5%	(153,292)	814

Investment Risk

As of December 31, 2019, our investments totaled $2.2 billion. We adopted ASU 2016-1, “Classification and Measurement of Financial Instruments,” beginning January 1, 2018. After the adoption of this new accounting update, we measure investments other than those investments accounted for under the equity method at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Changes in the basis of these investments are reported in current earnings. We recognized net loss of $2.7 million in downward adjustment for fair value changes on investments for the year ended December 31, 2019.

Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. Securities with readily determinable fair values (except for equity investments in private equity funds which were qualified as NAV) are publicly traded stocks, which are subject to market price volatility, and represent $251.0 million of our investments as of December 31, 2019. A hypothetical adverse price change of 10%, which could be experienced in the near term, would decrease the fair value of our marketable equity securities by $25.1 million. Equity securities using measurement alternative methods are investments in privately held companies. Valuations of our investments in private companies are inherently more complex due to the lack of readily available market data. The fair value is measured at the time of the observable transaction, which is not necessarily an indication of the current fair value as of the balance sheet date. These investments, especially those in the early stages, are inherently risky because the technologies or products these companies have under development are typically in the early phases and may never materialize and they may experience deterioration in financial condition, which could result in a loss of a substantial part of our investment in these companies. The success of our investment in any private company is also dependent on the likelihood of our ability to realize value in our investments through liquidity events such as public offerings, acquisitions, private sales or other favorable market events reflecting appreciation to the cost of our initial investment. Volatility in the global economic climate and financial markets could also result in a significant impairment charge on our non-marketable equity securities. As of December 31, 2019, the carrying value of our investments using measurement alternative method was $1.3 billion.

The carrying values of our equity method investments generally do not fluctuate due to market price changes, however these investments could be impaired if the carrying value exceeds the fair value.

We periodically review our investments for impairment. Factors we consider to make such determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell, the investment before recovery. In 2019, we provided $321.4 million of impairment charges on our long-term investments. We are unable to control these factors and an impairment charge recognized by us will unfavorably impact our operating results and financial position.

Our short-term investments as of December 31, 2019 totaled $952.0 million, which were composed of bank time deposits over three months but within one year.

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

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and its affiliates, our independent auditor and principal accountant for 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	(in $ thousands)
Audit Fees(1)	$3,132	$3,004
Audit Related Fees(2)	710	436
Tax Fees(3)	28	27
All Other Fees(4)	2	2
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit.
(2)	“Audit-related fees” primarily consists of fees related to the issuance of comfort letter in the offering of unsecured senior notes in 2019 by Weibo and other audit-related services.
(3)	“Tax fees” consist of fees incurred for professional services related to tax advice and assistance with tax reporting.
(4)	“All other fees” consist of subscription fee for accounting rules and materials

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

In August 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of $500 million for a period through the end of December 2019. In December 30 2019, our board of directors approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares with an aggregate value of $500 million for a period through the end of December 2020. The table below sets forth a summary of the ordinary shares repurchased by us as of December 31, 2019.

				Approximate
				Dollar Value of
				Ordinary Shares
			Total Number of	that
			Ordinary	May Yet Be
	Total Number of	Average Price	Shares Purchased	Purchased
	Ordinary	Paid Per Share	as Part of Publicly	Under the Plan
Period	Shares Purchased	(US$)	Announced Plan	(US$)
October 2018	342,889	59.39	342,889	479,634,836
November 2019	1,537,306	33.61	1,880,195	427,960,136
December 2019	287,442	34.85	2,167,637	417,943,555
Total	2,167,637	37.86	2,167,637	417,943,555

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.   CORPORATE GOVERNANCE

As a foreign private issuer whose securities are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of the requirements of the Nasdaq Marketplace Rules (the “Nasdaq Rules”) pursuant to Nasdaq Rule 5615, which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirements in terms of:

●	the minimum number requirement of audit committee members under Nasdaq Rule 5605(c)(2)(A);
●	shareholder approval for the issuance of securities when the issuance will result in a change of control of the company under Nasdaq Rule 5635(b);
●	shareholder approval for share incentive plans under Nasdaq Rule 5635(c); and
●	shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock under Nasdaq Rule 5635(d).

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

1.1

Amended and Restated Memorandum and Articles of Association of Sina Corporation (Filed as Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (No. 001-37361) filed on April 30, 2019, and incorporated herein by reference)

2.1

Rights Agreement dated as of April 23, 2015 between Sina Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 8-A 12B (No. 001-37361) filed on April 28, 2015, and incorporated herein by reference)

2.2

Amendment No. 1 to Rights Agreement dated as of June 22, 2015 between Sina Corporation and American Stock Transfer & Trust Company, as Rights Agent (Filed as Exhibit 2 to the Amendment No. 1 to the Registrant’s the Registrant’s Registration Statement on Form 8-A 12B (No. 001-37361) filed on November 27, 2015, and incorporated herein by reference)

2.3

Indenture, dated November 20, 2013 between Sina Corporation and The Bank of New York Mellon, as trustee (Filed as Exhibit 2.7 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2014, and incorporated herein by reference)

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

2.6*	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

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

Exhibit Number	Description

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

4.11	Amended and Restated 2007 Share Incentive Plan (Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed on September 3, 2010, and incorporated herein by reference).

4.12	2019 Share Incentive Plan (Filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed on June 26, 2019, and incorporated herein by reference).

4.13	Form of share option agreement for non-employee directors (Filed as Exhibit 4.44 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.14	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.45 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.15	Form of performance restricted share unit agreement (Filed as Exhibit 4.46 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.16	Form of share option agreement for existing service providers (Filed as Exhibit 4.47 to the Registrant’s Report on Form 20-F filed on June 30, 2008, and incorporated herein by reference).

4.17	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.40 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

4.18	Form of restricted share unit agreement for existing service providers (Filed as Exhibit 4.41 to the Registrant’s Report on Form 20-F filed on June 29, 2009, and incorporated herein by reference).

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

8.1*	List of Subsidiaries and Variable Interest Entities.

12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of TransAsia Lawyers.

15.3*	Consent of Maples and Calder (Hong Kong) LLP.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith.

**  Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sina Corporation

	By:	/s/ Charles Chao
Name: Charles Chao
Title: Chairman of the Board and
Chief Executive Officer

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sina Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sina Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Note 2 and Note 5 to the consolidated financial statements, the Company’s consolidated investments in equity securities without readily determinable fair value was $1,337 million as of December 31, 2019. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgment is applied by management in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgments include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are there was significant judgment by management in (i) making the qualitative assessment of whether investments in equity securities were impaired and (ii) determining the fair value of these equity securities. This in turn led to significant auditor judgment and effort in performing procedures to (i) evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities were impaired and to (ii) evaluate the reasonableness of significant assumptions management used in determining the fair value, including revenue growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities were impaired and determining the fair value of these equity securities. These procedures also included, among others, (i) testing management’s process for making the qualitative assessment of whether investments in equity securities were impaired by assessing the investees’ performance data as well as other relevant market information considered by management; (ii) evaluating the appropriateness of the valuation methodology used in management’s fair value estimate; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, and evaluating the reasonableness of significant assumptions used by management; and (iv) using professionals with specialized skill and knowledge to assist in assessing the valuation models, certain assumptions and testing of the mathematical accuracy of the valuation models.

/s/PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 29, 2020

We have served as the Company's auditor since 2002

SINA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and par value)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,545,800	$1,951,886
Short-term investments	799,534	951,953
Restricted cash	97,032	184,143
Accounts receivable, net of allowances for doubtful accounts of $27,964 and $60,420, respectively (including due from related parties of $189,522 and $174,080 as of December 31, 2018 and 2019, respectively, Note 13)	527,897	601,876
Financing receivables, net (Note 4)	—	226,098
Prepaid expenses and other current assets (including prepayment to and loans to and interest receivables from related parties of $115,976 and $320,221 as of December 31, 2018 and 2019, respectively, Note 12 and 13)	362,435	695,888
Total current assets	3,332,698	4,611,844
Property and equipment, net (Note 12)	262,846	253,179
Operating lease right-of-use assets, net (Note 7)	—	24,872
Long-term investments, net (Note 5)	1,889,843	2,200,548
Intangible assets, net (Note 8)	225,335	214,207
Goodwill (Note 8)	94,240	93,093
Other assets (Note 12)	81,127	71,085
Total assets	$5,886,089	$7,468,828
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $627,037 and $1,150,273 as of December 31, 2018 and 2019, respectively, Note 2)
Accounts payable (including due to related parties of $50,678 and $46,655 as of December 31, 2018 and 2019, respectively, Note 13)	$172,562	$170,647
Amount due to customers	97,032	121,558
Accrued expenses and other current liabilities (including due to related parties of $14,763 and $39,836 as of December 31, 2018 and 2019, respectively, Note 12 and 13)	540,807	886,713
Short-term bank loans	78,229	81,649
Short-term operating lease liabilities (Note 7)	—	12,151
Short-term funding debts (Note 9)	—	173,821
Income taxes payable	115,725	129,591
Deferred revenues (including deferred revenue from related parties of $12,883 and $13,813 as of December 31, 2018 and 2019, respectively, Note 13)	139,306	143,073
Total current liabilities	1,143,661	1,719,203
Long-term liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of $51,002 and $124,992 as of December 31, 2018 and 2019, respectively, Note 2)
Convertible debt (Note 21)	884,123	888,266
Senior notes (Note 21)	—	793,985
Deferred revenues from related parties (Note 13)	43,652	33,217
Long-term funding debts (Note 9)	—	22,260
Long-term operating lease liabilities (Note 7)	—	13,081
Other long-term liabilities	51,781	100,903
Total long-term liabilities	979,556	1,851,712
Total liabilities	2,123,217	3,570,915
Commitments and contingencies (Note 22)
Shareholders’ equity:
SINA shareholders’ equity:
Preferred shares: $1.00 par value; 3,750,000 and 3,750,000 shares authorized; 7,150 shares issued and outstanding as of December 31, 2018 and 2019 (Note 18)	7	7
Ordinary shares: $0.133 par value; 150,000,000 and 150,000,000 shares authorized; 82,410,842 shares issued and 69,368,140 shares outstanding as of December 31, 2018; 83,317,637 shares issued and 68,450,187 shares outstanding as of December 31, 2019.	10,961	11,082
Treasury stock (13,042,702 and 14,867,450 shares as of December 31, 2018 and 2019, respectively, Note 21)	(733,705)	(795,396)
Additional paid-in capital	3,261,795	3,338,491
Accumulated other comprehensive loss	(33,223)	(57,117)
Retained earnings	211,956	141,414
Total SINA shareholders’ equity	2,717,791	2,638,481
Non-controlling interests (Note 11)	1,045,081	1,259,432
Total shareholders’ equity	3,762,872	3,897,913
Total liabilities and shareholders’ equity	$5,886,089	$7,468,828

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

	Year Ended December 31,
	2017	2018	2019
Net revenues:
Advertising
Third parties	$1,131,500	$1,505,690	$1,506,892
Related parties	180,366	283,595	236,725
	1,311,866	1,789,285	1,743,617
Non-advertising (including amortization of deferred revenues related to the license to Leju of $10,435, $10,435 and $10,435 for 2017, 2018 and 2019, respectively, Note 13)	272,018	319,042	419,338
	1,583,884	2,108,327	2,162,955
Costs of revenues:
Advertising	325,494	341,153	338,386
Non-advertising	88,643	110,887	155,042
	414,137	452,040	493,428
Gross profit	1,169,747	1,656,287	1,669,527
Operating expenses:
Sales and marketing	408,856	699,962	627,989
Product development	267,392	345,942	372,818
General and administrative	104,923	120,184	298,441
Goodwill and acquired intangibles impairment (Note 8)	—	23,245	—
Total operating expenses	781,171	1,189,333	1,299,248
Income from operations	388,576	466,954	370,279
Interest and other income, net	42,696	69,355	64,053
Income (loss) from equity method investments, net	(16,070)	1,120	24
Realized gain (loss) on investments	132,007	2,729	(2,410)
Fair value changes through earnings on investments, net (Note 5 and Note 12)	—	96,533	165,295
Investment related impairment	(122,970)	(81,281)	(342,049)
Income before income tax expense	424,239	555,410	255,192
Income tax expense (Note 14)	(74,676)	(129,084)	(146,465)
Net income	349,563	426,326	108,727
Less: Net income attributable to the non-controlling interests	192,994	300,764	179,269
Net income (loss) attributable to SINA's ordinary shareholders	$156,569	$125,562	$(70,542)

Net income	349,563	426,326	108,727
Other comprehensive income (loss)
Available-for-sale investments:
Change in unrealized gain (net of tax of nil, nil, and nil for 2017, 2018 and 2019 respectively)	55,575	—	—
Less: reclassification adjustment for net gain included in net income (net of tax of nil, nil, and nil for 2017, 2018 and 2019, respectively)	91,182	—	—
Net change in unrealized loss, net of tax	(35,607)	—	—
Currency translation adjustments	87,258	(119,647)	(34,635)
Total other comprehensive income (loss)	$51,651	$(119,647)	$(34,635)
Total comprehensive income	401,214	306,679	74,092
Less: Comprehensive income attributable to non-controlling interests	214,354	266,326	168,528
Comprehensive income (loss) attributable to SINA's ordinary shareholders	$186,860	$40,353	$(94,436)
Basic net income (loss) per share	$2.20	$1.79	$(1.01)
Shares used in computing basic net income (loss) per share	71,284	70,296	69,640
Diluted net income (loss) per share	$2.09	$1.70	$(1.03)
Shares used in computing diluted net income (loss) per share	73,931	72,375	69,640

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	SINA Shareholders’ Equity
								Accumulated
			Preferred				Additional	Other		Non-	Total
	Ordinary Shares		Shares		Treasury Stock		Paid-In	Comprehensive	Retained	controlling	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Interests	Equity
Balances at January 1, 2017	80,544	$10,713	—	$—	(9,607)	$(436,818)	$2,610,173	$60,405	$435,117	$411,389	$3,090,979
Issuance of ordinary shares pursuant to stock plans	946	125	—	—	—	—	808	—	—	—	933
Issuance of preferred shares to New Wave (Note 18)	—	—	7	7	—	—	—	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	43,011	—	—	48,376	91,387
Repurchase of ordinary shares (Note 21)	—	—	—	—	(473)	(47,624)	—	—	—	—	(47,624)
In-kind distribution of Weibo's shares (Note 18)	—	—	—	—	—	—	522,271	—	(554,016)	31,745	—
Non-controlling interests arising from business acquisitions (Note 6)	—	—	—	—	—	—	—	—	—	43,112	43,112
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	(1,868)	—	—	19,382	17,514
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	17,678	—	—	(15,471)	2,207
Net income	—	—	—	—	—	—	—	—	156,569	192,994	349,563
Unrealized loss on available-for-sale securities (Note 5)	—	—	—	—	—	—	—	(35,075)	—	(532)	(35,607)
Currency translation adjustments	—	—	—	—	—	—	—	65,366	—	21,892	87,258
Balances at December 31, 2017	81,490	$10,838	7	$7	(10,080)	$(484,442)	$3,192,073	$90,696	$37,670	$752,887	$3,599,729
Issuance of ordinary shares pursuant to stock plans	921	123	—	—	—	—	1,401	—	—	—	1,524
Issuance of ordinary shares pursuant to convertible debt conversion (Note 21)	—	—	—	—	—	—	7	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	51,548	—	—	43,521	95,069
Impact of adoption of new revenue guidance	—	—	—	—	—	—	—	—	(253)	(324)	(577)
Impact of adoption of new guidance for investments in equity securities (Note 5)	—	—	—	—	—	—	—	(38,710)	38,710	—	—
Impact of adoption of new guidance for private equity fund investments (Note 5)	—	—	—	—	—	—	—	—	10,267	—	10,267
Repurchase of ordinary shares (Note 21)	—	—	—	—	(2,963)	(249,263)	—	—	—	—	(249,263)
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	—	—	—	(1,341)	(1,341)
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	16,766	—	—	(15,988)	778
Net income	—	—	—	—	—	—	—	—	125,562	300,764	426,326
Currency translation adjustments	—	—	—	—	—	—	—	(85,209)	—	(34,438)	(119,647)
Balances at December 31, 2018	82,411	$10,961	7	$7	(13,043)	$(733,705)	$3,261,795	$(33,223)	$211,956	$1,045,081	$3,762,872
Issuance of ordinary shares pursuant to stock plans	907	121	—	—	—	—	(114)	—	—	—	7
Non-cash stock-based compensation expenses	—	—	—	—	—	—	56,731	—	—	65,140	121,871
Repurchase of ordinary shares (Note 21)	—	—	—	—	(1,825)	(61,691)	—	—	—	—	(61,691)
Share of changes in the equity investee's capital accounts (Note 5)	—	—	—	—	—	—	5,172	—	—	—	5,172
Sale (Purchase) of subsidiaries’ shares to/from non-controlling interests	—	—	—	—	—	—	2,208	—	—	(6,939)	(4,731)
Settlement of stock-based awards in a subsidiary	—	—	—	—	—	—	12,699	—	—	(12,378)	321
Net income (loss)	—	—	—	—	—	—	—	—	(70,542)	179,269	108,727
Currency translation adjustments	—	—	—	—	—	—	—	(23,894)	—	(10,741)	(34,635)
Balances at December 31, 2019	83,318	$11,082	7	$7	(14,868)	$(795,396)	$3,338,491	$(57,117)	$141,414	$1,259,432	$3,897,913

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net income	$349,563	$426,326	$108,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	28,642	32,122	36,155
Amortization of intangible assets and lease right-of-use assets	4,560	9,110	19,611
Amortization of convertible debt and senior notes issuance cost (Note 21)	690	4,140	4,803
Stock-based compensation	91,387	95,069	121,871
Provision for allowance for doubtful accounts	8,465	15,424	50,313
Provision for allowance of financing receivables	—	—	20,755
Deferred tax (benefits) provision	(3,214)	33,560	46,802
Loss (income) from equity method investments, net	16,070	(1,120)	(24)
Fair value changes through earnings on investments, net (Note 5)	—	(96,533)	(165,295)
Dividends received from equity method investments	7,680	4,236	2,706
Realized loss (gain) on investments	(132,007)	(2,729)	2,410
Investment related impairment	122,970	81,281	342,049
Goodwill and acquired intangibles impairment (Note 8)	—	23,245	—
Foreign exchange loss	—	32	—
Gain on disposal of property and equipment	(178)	(249)	(353)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(61,339)	(281,955)	(143,536)
Prepaid expenses and other current assets	(15,578)	(39,127)	(21,107)
Other assets	(1,008)	(9,440)	110
Accounts payable	15,963	49,649	1,409
Amount due to customers	(25,155)	(119,119)	25,943
Accrued expenses and other current liabilities	113,983	68,590	290,579
Income taxes payable	58,825	17,029	14,023
Deferred revenues	15,973	1,495	(4,162)
Operating lease liabilities	—	—	(10,715)
Others	(2)	1	944
Net cash provided by operating activities	596,290	311,037	744,018
Cash flows from investing activities:
Purchases of short-term investments	(2,140,946)	(2,357,346)	(1,231,893)
Maturities of short-term investments	1,166,184	2,933,641	1,076,362
Financing receivables originated	—	—	(849,428)
Principal collection on financing receivables	—	—	595,734
Cash paid for business combination, net of cash acquired (Note 6)	242	(47,042)	(270)
Purchases of property and equipment	(44,907)	(46,451)	(29,924)
Purchases of land use rights	—	(216,050)	—
Cash paid (including prepayments) on long-term investments	(150,448)	(1,008,444)	(885,962)
RMB deposit received from (repaid to) E-House (Note 5)	(135,386)	—	—
Consideration received from E-House for share exchange with Leju (Note 5)	127,600	—	—
Repayment from a third party	21,000	—	—
Proceeds from disposal of investments or refund of prepayment on long-term investments	168,486	293,459	148,748
Others	228	324	375
Net cash used in investing activities	(987,947)	(447,909)	(1,176,258)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to stock plans	3,220	2,305	283
Proceeds from issuance of shares to New Wave, a related party (Note 18)	7	—	—
Proceeds received from non-controlling interests shareholders	20,330	—	385
Cash paid for purchase of non-controlling interests in subsidiary	(1,844)	(1,792)	(5,403)
Proceeds from issuance of Weibo convertible senior notes, net of issuance cost (Note 21)	879,293	—	—
Proceeds from issuance of Weibo senior notes, net of issuance cost (Note 21)	—	—	793,325
Repayment of senior convertible notes of SINA (Note 21)	—	(153,085)	—
Repurchase of ordinary shares (Note 21)	(47,624)	(249,263)	(61,691)
Proceeds from short-term bank loans	87,560	143,873	114,691
Repayment of short-term bank loans	(33,733)	(150,552)	(111,505)
Proceeds from third-party loans	—	—	2,061
Repayment of third-party loans	(20,239)	—	—
Proceeds from funding debts	—	—	216,332
Repayment of principal on funding debts	—	—	(15,234)
Net cash provided by (used in) financing activities	886,970	(408,514)	933,244
Effect of exchange rate change on cash, cash equivalents and restricted cash	62,459	(18,485)	(7,807)
Net increase (decrease) in cash, cash equivalents and restricted cash	557,772	(563,871)	493,197
Cash, cash equivalents and restricted cash at the beginning of the year	1,648,931	2,206,703	1,642,832
Cash, cash equivalents and restricted cash at the end of the year	$2,206,703	$1,642,832	$2,136,029
Supplemental disclosures:
Cash paid for income taxes	$(17,313)	$(77,937)	$(85,090)
Cash paid for interest, net of amounts capitalized	(1,987)	(16,836)	(15,319)
Cash paid for amounts included in the measurement of lease liabilities	—	—	(13,543)
Operating lease assets obtained in exchange for operating lease liabilities	$—	$—	$2,035
Non-cash investing and financing activities
In-kind distribution of Weibo's shares (Note 18)	$554,016	$—	$—
Unpaid consideration for acquisitions	5,704	10,055	54
Consideration settled for acquisitions (Note 6)	—	—	(10,000)
Changes in account payable related to property and equipment addition	$(12,369)	$(395)	$(642)

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations

Sina Corporation (“SINA” or the “Company”) is an online media company serving China and the global Chinese communities. The Company’s digital media network of SINA media (portal) properties, including SINA mobile apps, mobile portal and SINA.com, and Weibo (social media) enable Internet users to access professional media and user generated content (UGC) in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances. SINA mobile provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) format, SINA.cn and mobile application format. SINA.com offers distinct and targeted professional content on each of its region specific websites and a full range of complementary offerings. Weibo is a leading social media for people to create, share and discover Chinese-language content. By providing an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China. Through these properties and other product lines, the Company offers an array of online media and social media services to users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences. The Company generates the majority of its revenues from online advertising and marketing services, and, to a lesser degree, from fee-based services.

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

2.    Significant Accounting Policies

Basis of presentation and use of estimates

The preparation of the Company’s consolidated financial statements is in conformity with Generally Accepted Accounting Principles in the United States (“US GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods reported. Actual results may differ materially from such estimates. The Company believes the basis of consolidation, fair value, the recognition of non-controlling interests, revenue recognition, taxation, business combination, net income (loss) per share, goodwill and other long-lived assets, allowances for doubtful accounts, the allowance for financing receivables, long-term investments, guarantee liabilities, stock-based compensation, convertible debt and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard on leases, ASU 2016-02, "Leases (Topic 842)", and then in July 2018, the FASB issued an amendment, ASU 2018-11. The Company has adopted the new lease standard beginning the first quarter of fiscal year 2019 and elected to apply practical expedients permitted under the transition method and did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. The adoption of new leasing guidance resulted in recognition of $36.7 million of right-of-use asset and $37.5 million of leasing liability as of January 1, 2019, respectively (Refer to Note 7 for details).

In May 2014, FASB issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted new revenue guidance since January 1, 2018 using the modified retrospective method. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company's historic accounting method under ASC 605. The main impacts are a) the presentation of value added tax recognized in revenue from "gross" to "net", which results in equal decrease of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions, which mainly results in the increase of revenue and advertising expenses. The cumulative-effect adjustment on the retained earnings as of January 1, 2018 related to the initial application of the new revenue standard was immaterial.

In January 2016, the FASB issued an updated guidance, ASU 2016-1, Classification and Measurement of Financial Instruments, which intended to improve the recognition and measurement of financial instruments. The Company adopted the guidance as of the beginning of the fiscal year of 2018. After the adoption of this new accounting update in the first quarter of 2018, the Company measures equity investments other than equity method investments at fair value through earnings, which could vary significantly quarter to quarter. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings starting from January 1, 2018. The cumulative effects of initially applying the guidance mainly related to the reclassification of unrealized gain of $38.7 million from accumulated other comprehensive income to retained earnings in relation to the available-for-sale securities on January 1, 2018, the date of initially applying the guidance (Refer to Note 5 for details).

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and its variable interest entities (“VIEs”), of which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Company provides substantially all of its Internet content, online loan facilitation services, online payment services and mobile value added service (“MVAS”) in China via its VIEs, which hold critical operating licenses that enable the Company to do business in China. Substantially all of the Company’s revenues, costs and net income (loss) in China are directly or indirectly generated through these VIEs. The Company has signed various agreements with its VIEs and legal shareholders of the VIEs to allow the transfer of economic benefits from the VIEs to the Company and to direct the activities of the VIEs.

The Company’s VIEs are wholly or partially owned by nominee shareholders of the Company except for the consolidated trusts (Note 4). The capital for the VIEs is funded by the Company and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company, and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs, under which the Company provided technical and other services to the VIEs. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to the Company. As of December 31, 2018 and 2019, the total amount of interest-free loans to these nominee shareholders was $294.9 million and $292.7 million, respectively. The aggregate accumulated income were approximately $32.2 million and $79.0 million as of December 31, 2018 and 2019 respectively, which have been included in the consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	As of December 31,
	2018	2019
	(In thousands)
Total assets	$1,142,515	$1,604,422
Total liabilities	$748,354	$1,286,259

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Net revenues	$1,372,419	$1,842,602	$1,943,995
Net income after intercompany service fee charge	$35,649	$67,063	$46,838

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Net cash provided by (used in) operating activities	$(78,813)	$(84,961)	$373
Net cash used in investing activities	(70,971)	(443,588)	(552,829)
Net cash provided by financing activities	128,730	399,182	746,979
Net increase (decrease) in cash, cash equivalents and restricted cash	$(21,054)	$(129,367)	$194,523

As of December 31, 2018 and 2019, the total assets for the consolidated VIEs were $1,142.5 million and $1,604.4 million, respectively, which mainly comprised of $184.6 million and $276.1 million in cash, cash equivalents and short-term investments, $97.0 million and $184.1 million in restricted cash and the remaining balances include goodwill, intangible assets, accounts receivable, prepaid expenses and other current assets, financing receivables, operating lease right-of-use assets, long-term investments and property and equipment and other assets. As of December 31, 2018 and 2019, total liabilities for the consolidated VIEs were $748.4 million and $1,286.3 million, respectively, which mainly included $400.7 million and $662.0 million in accrued expenses and other current liabilities, $97.0 million and $121.6 million in amounts due to customers related to SINA Pay, $31.5 million and $42.1 million in income taxes payable, $97.8 million and $94.9 million in deferred revenues, $59.2 and $51.6 million in short-term bank loan, $173.8 million in short-term funding debts, $4.2 million in short-term operating lease liabilities, $22.3 million in long-term funding debts, and $4.5 million in long-term operating lease liabilities, respectively.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs amounting to a total of $374.2 million and $376.3 million as of December 31, 2018 and 2019, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through its VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The following is a summary of the Company’s major VIEs and subsidiary of VIEs as of December 31, 2019:

●	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a Chinese company controlled through business agreements, is responsible for operating www.sina.com and www.sina.cn in connection with its Internet content company license, sell online advertising and provide MVAS with its Value-Added Telecommunication Services Operating License via third-party operators in China. It is owned by four nominee shareholders of the Company. The register capital of the ICP Company is $121.7 million.
●	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), formerly Beijing Star-Village.com Cultural Development Co., Ltd, a Chinese company controlled through business agreements, mainly is responsible for providing online advertising services through SINA News APP and www.sina.cn since April 2017. Before this, Star VI mainly provided MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by three nominee shareholders of the Company. The registered capital of the StarVI is $1.2 million.
●	Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (“the IAD Company”), formerly Beijing SINA Infinity Advertising Co., Ltd., is an advertising agency in China controlled through business agreements and approved for the design, production, issuance and serving as an agency of advertisements. It is owned by two nominee shareholders of the Company. The registered capital of the IAD Company is $24.8 million.
●	Beijing Weimeng Technology Co., Ltd (“Weimeng”), a Chinese company controlled through business agreement, is responsible for operating www.weibo.com and www.weibo.cn in connection with its Internet content company license and providing MVAS in China via third-party operators under its Value-Added Telecommunication Services Operating License. It is owned by four nominee shareholders of the Company. The registered capital of Weimeng is $84.9 million.

●	Beijing Weibo Interactive Internet Technology Co., Ltd. (‘‘Weibo Interactive’’), an online-game platform company, was acquired by the IAD Company in May 2013. All of the equity interest in Weibo Interactive was transferred to Weimeng in December 2013. The registered capital of Weibo Interactive is $8.7 million.
●	Beijing Sina Payment Technology Co., Ltd. (“SINA Pay”), an online payment service company wholly owned by the ICP Company. The registered capital of SINA Pay is $15.7 million.
●	Beijing Weiju Future Technology Co. Ltd. ("Weiju"), a lending related service company, was acquired by the Company in July 2017. The registered capital of Weiju is $3.7 million.

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit, the Internet News Publication License, the Payment Service License and trademarks, patents, copy rights and the domain names. Recognized revenue-producing assets held by the VIEs include core technology, vendor-relationship contracts, trademarks, domain names, customer lists relating to game-related services, lending-related service, living streaming and online payment platform technology, arising from acquisitions. Unrecognized revenue-producing assets, held by the Wholly Foreign Owned Enterprises (“WFOEs”), include customer lists relating to advertising and marketing services, game-related services, Weibo VIP memberships and data licensing, as well as trademarks.

The following is a summary of the VIE agreements between the Company's wholly owned subsidiary, Sina.com Technology (China) Co., Ltd. ("STC"), VIE ICP Company and ICP Company's shareholders:

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

Exclusive Sales Agency Agreements. The ICP Company has granted STC the exclusive right to distribute, sell and provide agency services for all the products and services provided by the ICP Company. These exclusive sale agency agreements will not expire until the ICP Company is dissolved. The Exclusive Sales Agency Agreements enable STC to collect sales agency fees from the ICP Company if STC decide to do so.

Trademark License Agreements. STC has granted the ICP Company trademark licenses to use the trademarks held by STC, in specific areas, and the ICP Company is obligated to pay license fees to STC. The terms of these agreements are for one year and are automatically renewed provided that there is no objection from STC. In addition, only STC can terminate its trade license agreement prematurely.

(i) STC, VIE IAD Company and IAD Company’s shareholders, (ii) the subsidiary Starshining Mobile Technology (China) Ltd. (“Star Shining”), VIE StarVI and StarVI’s shareholders, and (iii) the subsidiary Weibo Internet Technology (China) Ltd. (“Weibo Technology”), VIE Weimeng and Weimeng’s shareholders have also entered into VIE agreements in substantially the same form as described above, except for the below specific services provided under the exclusive technical services agreement.

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

The service fees that the Company's wholly owned subsidiaries charged to the major VIEs amounted to $784.8 million, $985.6 million and $951.0 million, respectively, for the fiscal years ended December 31, 2017, 2018 and 2019, respectively.

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

The Company remeasures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Company measures them at fair value when observable price changes or impairments are identified. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair values of the Company's investments in private equity funds are measured using net asset value per share as a practical expedient, provided certain criteria are met. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company uses significant unobservable inputs to measure the fair value of guarantee liabilities and loan investment accounted for using fair value option ("FVO Loan Investment") (Note 20). Guarantee liabilities and FVO Loan Investment are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors. The carrying amount of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other current assets (excluding for FVO Loan Investment), accounts payable, financing receivables, funding debts, short-term operating lease liabilities, short-term bank loan, amount due to customers and accrued expenses and other current liabilities (excluded for guarantee liabilities) approximates their fair value.

Net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options to purchase ordinary shares and restricted share units are not considered outstanding in computation of basic earnings

(loss) per share. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. Additionally, the Company takes into account the effect on consolidated net income (loss) per share of dilutive shares of entities in which the Company holds equity interests and interest expenses along with relevant amortized issuance costs of convertible debt under certain circumstances. The dilutive impact from equity interests mainly include long-term investments accounted for using the equity method and the consolidated subsidiaries, such as Weibo.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are comprised of investments in time deposits that mature within three months, which are stated at cost plus accrued interest, and money market funds are stated at fair market value.

Restricted cash and amount due to customers

The restricted cash primarily represents :(i) cash temporarily held on account for the merchant customers of the Company through the SINA Pay online payment platform and is considered legally restricted with the release of Measures for Online Payment Business of Non-financial Institutions by the People’s Bank of China (“PBOC”) in December 2015; (ii) cash received via consolidated trusts that has not yet been distributed (Note 4); (iii) security deposits set aside for partnering commercial banks or certain institutional funding partners in case of borrowers' defaults (see "Off-balance sheet loan facilitation services" below). The Company can only use segregated bank accounts for those restricted cash and cash in the segregated accounts can only be used for the respective businesses as designated. As of December 31, 2018 and 2019, the amount of restricted cash is $97.0 million and $184.1 million, respectively.

Amount due to customers represents the balances that are payable on demand to customers and therefore reflected as current liability on the consolidated balance sheets. The SINA Pay customer accounts are used to facilitate payments to online merchants or third party banks and are deemed as pass through accounts between the payer and the online merchant. The balances are in-transit to customers and the payments are normally made within the normal trade settlement dates. The changes in amount due to customers are presented within operating activities in the consolidated statements of cash flows.

Financing receivables, net

Since January 2019, the Company set up a series of trusts to issue loans to the individual borrowers recommended by it. The purpose of this arrangement is to expand the funding resource for the lending business. The trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Company and/or other third-party investors for the purposes of providing returns to the beneficiary of the trusts. The Company has power over the activities that most significantly impact the economic performance of the trusts and also absorbs substantially all of the variability in the trusts. Therefore, the Company has the right to receive benefits and the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As a result, the trusts are VIEs and are consolidated under Accounting Standards Codification ("ASC") 810, Consolidation.

Financing receivables represent loans facilitated through the consolidated trusts, which is measured at amortized cost. Financing receivable are recorded at unpaid principal balances and interest and financing services fee receivables , net of allowance for loan losses that reflects the Company's best estimate of the amounts that will not be collected. The proceeds received from third-party investors of the consolidated trusts are recorded as funding debts. Cash received by the consolidated trusts that has not yet been distributed is recorded as restricted cash.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio of the financing receivables as of each balance sheet date. The allowance is provided based on the Company's assessments performed both on an individual-loan basis and collective basis. All loans are assessed depending on factors such as delinquent rate, size and other risk characters of the portfolio.

The Company considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Company determines it is probable that it will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. The Company does not resume accrual of interest after a loan has been placed on nonaccrual status.

Funding debts

For the proceeds received from the third-party investors of the consolidated trusts to fund the Company's on-balance sheet financing receivables, are recorded as funding debts on the consolidated balance sheets. Accrued interest payable is calculated based on the contractual interest rates of the funding debts and is presented in accounts payable in the consolidated balance sheets with the amount of $1.1 million as of December 31, 2019.

Short-term bank loans

Short-term bank loans as of December 31, 2018 and 2019 amounted to $78.2 million and $81.6 million, respectively, which consisted of several bank borrowings denominated in RMB. All of these bank borrowings were repayable within one year. The effective interest rate for the outstanding borrowings for 2018 and 2019 ranged from approximately 4.4% to 4.8% per annum.

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

Long-lived assets

Intangible assets mainly include land use rights and certain intangible assets arising from acquisitions. Land use rights represent the land use rights acquired for the purpose of constructing offices, which is being amortized on a straight-line basis over the term of the land use right period, approximately 50 years. The acquisition related intangible assets are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from one to ten years. The amortization of intangible assets was $4.6 million, $9.1 million and $8.5 million for 2017, 2018 and 2019, respectively.

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

Depreciation expenses were $28.6 million, $32.1 million and $36.2 million for 2017, 2018 and 2019, respectively.

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalized as prepayment for office building in other assets. Prepayment for office building is transferred to specific fixed assets items and depreciation of these assets commences when they are ready for their intended use.

Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. The impairment charges of intangible assets for the years ended December 31, 2017, 2018 and 2019 was nil, $12.7 million and nil, respectively (Note 8).

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, "Leases (Topic 842)", which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease

Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

The Company has adopted the new lease standard beginning the first quarter of fiscal year 2019 and elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption (January 1, 2019) as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement. The adoption of new leasing guidance resulted in recognition of $36.7 million of right-of-use asset and $37.5 million of leasing liability as of January 1, 2019, respectively.

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

Prior to the adoption of ASU 2016-01,the Company recorded investments in private equity funds without significant influence exerted by the Company under cost method. Under the new guidance, investments in private equity funds using the Net Asset Value (“NAV”) as a practical expedient under ASC 820 and are not categorized in the fair value hierarchy.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Company in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used, including cash flow forecasts and critical assumptions used in cash flow forecasts. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Investments in entities which the Company can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment — Equity Method and Joint Ventures. However, investments in entities which have preference rights and as such is not considered in-substance common shares are accounted for under the measurement alternative. Under the equity method, the Company initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Convertible debt and unsecured senior notes

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

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income over the estimated term using the effective interest method.

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

Impact on Adoption of New Revenue Recognition

Pursuant to the adoption of ASC606, the main impacts are a) the presentation of VAT recognized in revenue from "gross" to "net", which results in equal decreases of revenues and cost of revenues, and b) the recognition of revenues and expenses at fair value for advertising barter transactions ("Barter Transaction"), which mainly results in the increase of revenue and advertising expenses.

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

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company's contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations when control of the promised goods or services transferred to the customers.

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

The following table presents the Company's revenues disaggregated by revenue source.

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Portal advertising	$320,473	$290,215	$216,440
Weibo advertising	996,745	1,499,180	1,530,211
Elimination	(5,352)	(110)	(3,034)
Advertising revenues	1,311,866	1,789,285	1,743,617

Fintech	122,535	111,412	206,780
Weibo value added services (“VAS”)	153,309	219,338	236,703
Elimination	(3,826)	(11,708)	(24,145)
Non-advertising revenues	272,018	319,042	419,338
Net revenue	$1,583,884	$2,108,327	$2,162,955

Advertising Revenues

The Company generates revenues primarily by delivering advertising on the Company's portal properties and Weibo's social media's properties. Advertising revenues are derived principally from online advertising and marketing, including display advertising and promoted marketing, and, to a lesser extent, sponsorship arrangements. The majority of the Company's revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates.

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

Non-advertising Revenue

Fintech services

The Company offers Fintech services, which mainly consist of online loan facilitation service and online payment service.

Off-balance sheet loan facilitation service

The Company provides lending related service through which the Company matches lenders to borrowers and facilitates the execution of loan agreements between the lenders and the borrowers, with the terms of loan generally within one year. The Company is obligated to recommends borrowers to the lenders from certain mobile platform and to provide a credit assessment on the potential borrowers to facilitate the lenders in making their own investment decision. In light of the above, the Company determined that the Company is not the legal lender and does not record loans receivable and payable arising from the loan. The Company earns loan matching servicing fees and the post origination services from the borrowers base on an agreed fixed percentage of loan amount. The company also provides guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders via qualified guarantee companies. Although the Company did not sell these services separately, the Company determined that all deliverables have standalone value. The Company determined that the financial guarantee is within the scope of ASC 460-10 “Guarantees” and recognized it as a separate liability at inception, with the remaining consideration recognized as revenues under ASC 606-25. The value of guarantee liability is estimated taking into consideration discounting expected future payouts, net expected loss rates and incorporating a markup margin, with a corresponding financial asset representing fees to be collected for providing the guarantee. Such financial assets were $20.7 million and $19.9 million as of December 31, 2018 and 2019, respectively, and were included in accounts receivables on the consolidated balance sheet. Subsequent to the inception of the loan, the guarantee liability initially recognized is reassessed in each period end of financial statements as the Company is released from risk under the guarantee either through expiry or cash out. Upon the occurrence of any triggering event or condition under the guarantee, the Company compensates the lenders for their principal and interest losses and obtains the recourse rights from the lender to recover the amounts paid under the guarantee.

The Company considers the loan matching service and the post origination service as a multiple element revenue arrangement, and first allocates the consideration to the guarantee liability equaling to the fair value of the guarantee liability. Then the remaining consideration is allocated to the loan matching service and post-origination service using their relative estimated selling prices under ASC 606. The revenue from loan matching service is recognized when the facilitation obligation is completed, which is generally at the loan inception date. Post-origination revenue is recognized when service is provided.

On-balance sheet online loan facilitation service

Since January 2019, the Company set up a series trusts to issue loans to the individual borrowers recommended by the Company. The purpose of this arrangement is to expand the funding resource for the lending business. The trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Company and/or other third-party investors for the purposes of providing returns to the beneficiary of the trusts. The company has power over the activities that most significantly impact the economic performance of the trusts and also absorbs substantially all of the variability in the trusts. Therefore, the Company has the right to receive benefits and the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As a result, the trusts are considered consolidated VIEs under Accounting Standards Codification ("ASC") 810, Consolidation.

The Company generates interest and financial services income from its financing receivables (Refer to Note 4 for details). Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Online payment service

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

Live streaming

Live streaming generates revenue from sales of virtual items in the live streaming platform (“Yizhibo”). Users can access the platform and view the live streaming content and interact with the broadcasters for free.

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

Game related services

Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Company's platform. Each virtual item is considered as a distinctive performance obligation. The Company collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. Revenue is recorded on a gross basis for games that the Company is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Company is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated consumption period of in-game virtual items, which is typically from a few days to one month. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Contract Balances

The Company enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Company's contracts vary by the type and location of its customer and products or services purchased, the substantial majority of which are due in less than one year. No material impact on the contract assets was arising from the new guidance of revenue recognition.

Deferred revenue related to unsatisfied performance obligations at the end of the period and consist of a) the unamortized balance of license fees, which are mostly derived from a licensing agreement to Leju, a subsidiary of E-House (China) Holdings Limited (“E-House”) and b) the unamortized balance of service fee paid by third parties, which are mainly received from the customer advance of advertising and marketing services and online gaming business. The deferred revenues are amortized on a straight-line basis through the service period. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the beginning deferred revenue balance was $106.7 million and $113.4 million, for the years ended December 31, 2018 and 2019, respectively.

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

Non-advertising. Costs of non-advertising revenues mainly consist of fees or royalties paid to third-party content and service providers, costs of revenue shared with third parties, costs for providing the enterprise services, funding cost to funding partners and employee related cost for non-advertising business.

Prior to January 1, 2018, the Company presents taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. The Company is subject to 6.7% Value-Added Tax (“VAT” or “turnover tax”) and surcharges for its revenues and an additional 3% cultural business construction fees for its advertising and marketing revenues. Pursuant to the adoption of ASC 606 effectively beginning January 1, 2018, the Company changed the presentation of the VAT from gross basis to net against revenue, which results in equal decrease of revenues and cost of revenues. The total amounts of such taxes for 2017, 2018 and 2019 were $138.3 million, $65.7 million and $51.9 million, respectively, with VAT excluded from the cost of sales since 2018.

Advertising expenses

Advertising expenses consist primarily of costs for the promotion of corporate image, marketing expenses related to advertising barter transaction, product marketing and direct marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company expenses all such direct marketing expenses. Advertising expenses for 2017, 2018 and 2019 were $268.3 million, $521.4 million and $440.2 million, respectively.

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

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and records stock-based compensation expense only for those awards that are expected to vest. See Note 17 for further discussion on stock-based compensation.

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

Foreign currency translation adjustments included in the Company’s comprehensive income were losses of $119.6 million and $34.6 million for 2018 and 2019, respectively, and an income of $87.3 million for 2017. The Company recorded a net foreign currency transaction income of $0.8 million in 2018, and net losses of $2.0 million and $0.1 million in 2017 and 2019, respectively, which is recorded in the interest and other income, net in the consolidated statements of comprehensive income.

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

Risks and uncertainties

The Company's financial service business is operated under highly regulated environment with frequent new rules and regulation. The implementation and interpretations of certain new rules and regulations are unclear. Certain business arrangements of the Company's financial service business might be deemed as non-compliant with the new regulations by certain regulator.

Although the Company believed it is not probable to happen, if the business arrangements were deemed by the regulator as non-compliant, the Company may need to adjust those arrangements prospectively and make other remediation for existing contracts, which may cause a negative impact to the Company's financial performance. The extent to which these adjustments may impact the Company's performance cannot be estimated at this time, but it will be limited to the financial service business.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments", which will be effective for the Company in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. The Company expects the initial impact of applying ASU 2016-13 on the consolidated financial statements to be an approximately $56.3 million to $68.9 million cumulative-effect adjustment to decrease the retained earnings as of January 1, 2020. The Company is currently evaluating the on-going impacts in 2020 and does not expect any material impact on the income (loss) for the first quarter of 2020 due to applying ASU 2016-13.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects on its consolidated financial statements.

3.    Cash, Cash Equivalents, Restricted Cash and Short-term Investments

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2018	2019
	(In thousands)
Cash and cash equivalents:
Cash	$1,383,610	$1,907,310
Cash equivalents:
Bank time deposits (maturing within 3 months)	75,367	25,625
Money market funds	86,823	18,951
	162,190	44,576
	1,545,800	1,951,886
Restricted cash	97,032	184,143
Total cash, cash equivalents and restricted cash	$1,642,832	$2,136,029

Short-term investments:
Bank time deposits	$799,534	$951,953

The carrying amounts of cash, cash equivalents, restricted cash and short-term investments approximate fair values. Interest income for the years ended December 31, 2017, 2018 and 2019 was $43.2 million, $83.2 million and $86.5 million, respectively. The maturity dates of the bank time deposits are within one year.

4.    Financing receivables, net

Financing receivables originated and retained by the Company consist of the following:

As of December 31, 2019
(In thousands)
Financing receivables	$246,864
Allowance for financing receivables	(20,766)
Financing receivables, net	$226,098

The total financing receivables balance represents the outstanding loans made to the borrowers from consolidated trusts and loans held by Weiju, a subsidiary of the Company with an original term less than one year and do not have collateral. As part of the company’s efforts to develop new product offerings for institutional funding partners, the Company has established a series of trusts administrated by third-party trust companies since January 2019. These trusts invest solely in loans originated through the Company’s platform to provide returns to the beneficiaries, including the Company. Since the trusts only invest in loans originated through the Company, the Company has power to direct the activities of the trusts. Also, the Company is either the sole beneficiary of some trusts or has the obligation to absorb losses or the right to receive benefits from some trusts that could potentially be significant to these trusts. As a result, the Company is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly. The cash of the consolidated trust that will be issued loans to the borrowers is presented as restricted cash in the consolidated balance sheet with amounts of $56.1 million as of December 31, 2019.

Aging analysis of past due financing receivables as of December 31, 2019

Year ended
December 31, 2019
(In thousands)
Days past due
1-29	$4,859
30-59	4,151
60-89	2,993
90-179	6,099
180 or greater	2,190
Total past due	20,292
Current	226,572
Total financing receivables	$246,864

The following table sets forth the movement of the allowance for financing receivables for the years ended December 31, 2019.

Year ended
December 31, 2019
(In thousands)
Balance at beginning of year	$—
Current period provision	(20,755)
Foreign exchange impact	(11)
Balance at end of year	$(20,766)

The Company evaluates the creditworthiness and collectability of its financing receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics.

5.    Long-term Investments

Long-term investments comprised investments in publicly traded companies, privately held companies and limited partnerships. The following sets forth the changes in the Company’s long-term investments.

			Available for	Cost
			Sale Securities/	Method/Equity
			Equity Securities	Securities
			With Readily	Without Readily
	Equity Method		Determinable	Determinable Fair
	(Leju)	(Others)	Fair Values	Values	Total
		(In thousands)
Balance at January 1, 2017	$199,662	$181,965	$154,289	$782,291	$1,318,207
New investments/transferred from prepayments	—	26,204	10,000	132,079	168,283
Income (loss) from investments	(30,796)	14,726	—	—	(16,070)
Investment impairment	(113,103)	(1,207)	(1,275)	(6,513)	(122,098)
Unrealized loss, net	—	—	(35,607)	—	(35,607)
Disposal/dilution/refund of investments	—	19,112	(22,248)	(10,410)	(13,546)
Changes from cost method to consolidation (Note 6)	—	—	—	(29,071)	(29,071)
Changes from cost method to equity method	—	19,121	—	(19,121)	—
Changes from cost method to available-for-sale securities	—	—	2,213	(2,213)	—
Dividend received/entitled	—	(7,829)	—	—	(7,829)
Others*	1,646	5,330	—	19,571	26,547
Balance at December 31, 2017	$57,409	$257,422	$107,372	$866,613	$1,288,816
Impact of adoption of new investment guidance **	—	—	37,686	(27,419)	10,267
New investments/transferred from prepayments	—	140,379	149,140	382,031	671,550
Income (loss) from equity method investments	(9,080)	10,200	—	—	1,120
Investment impairment	—	(5,699)	—	(55,289)	(60,988)
Disposal/dilution/refund of investments	—	3,235	(87,351)	—	(84,116)
Changes from investment without readily determinable fair value to those with readily determinable fair value	—	—	30,000	(30,000)	—
Fair value change through earnings (including adjustment of subsequent observable price changes)	—	—	(70,020)	166,553	96,533
Dividend received/entitled	—	(4,087)	—	—	(4,087)
Others*	(186)	(8,235)	(891)	(19,940)	(29,252)
Balance at December 31, 2018	$48,143	$393,215	$165,936	$1,282,549	$1,889,843
New investments/transferred from prepayments	—	139,957	29,566	360,428	529,951
Income (loss) from equity method investments	5,080	(5,056)	—	—	24
Investment impairment	—	(38,620)	—	(282,819)	(321,439)
Disposal/dilution/refund of investments	—	(10,338)	(20,890)	(10,983)	(42,211)
Changes from investment without readily determinable fair value to those with readily determinable fair value	—	—	6,190	(6,190)	—
Fair value change through earnings (including adjustment of subsequent observable price changes)	—	—	163,454	(2,743)	160,711
Share of changes in the equity investee's capital accounts ***	—	5,172	—	—	5,172
Dividend received/entitled	—	(2,706)	—	—	(2,706)
Others*	(2,609)	(4,817)	(7,702)	(3,669)	(18,797)
Balance at December 31, 2019	$50,614	$476,807	$336,554	$1,336,573	$2,200,548

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

*** The change of investee's capital accounts was due to sale of one equity method investee's subsidiary's share to non-controlling interests. The Company elected to record such change in an equity method investee's capital account as additional paid-in capital in its consolidated statements of shareholders' equity.

Equity Method

As of December 31, 2019, investments accounted for under the equity method totaled $527.4 million, which included a $50.6 million investment in Leju Holdings Limited (“Leju"), a $74.7 million investment in Tian Ge Interactive Holding Limited ("Tian Ge”) and a $94.1 million investment in Beijing Showworld Technology Co. Ltd. ("Showworld") ($48.1 million in Leju, $110.1 million in Tian Ge and a $46.6 million in Showworld as of December 31, 2018, respectively). Investments are accounted for under the equity method when the Company has significant influence in the investment and the investment is considered as in substance ordinary shares. Investments in limited partnerships, whose operating and financial policies the Company had significant influence over were also accounted for using the equity method.

On April 15, 2016, E-House entered into a definitive agreement and plan of merger, or the Merger Agreement, with E-House Holdings Ltd., or Parent. Pursuant to the Merger Agreement, Parent acquired E-House for a cash consideration equal to $6.85 per ordinary share, and upon the closing of the merger, E-House continued as the surviving corporation and a wholly owned subsidiary of Parent. In connection with the transaction contemplated by the Merger Agreement, the Company made an equity contribution of approximately $140 million to Parent in August 2016 to subscribe newly issued shares of Parent. At the same time, the shares of E-House held by the Company were also rolled over and converted into the shares of Parent. On August 12, 2016, or the closing date, the Company held 49,764,809 ordinary shares of Parent, which represented 43% of Parent’s then total outstanding shares and had a cost basis then to the Company of $340.7 million. The Company also entered into a Shareholders Agreement with Parent and certain other shareholders of Parent on the closing date, under which the Company granted an option (“E-House Option”) to Parent to repurchase all the equity interest held by the Company in Parent during the 18-month period following the closing date for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase, and (ii) certain cash payment. In accordance with ASC Subtopic 815-10, the option is deemed legally detachable and separately exercisable from the repurchase of ordinary shares of Leju and, thus, accounted for as a freestanding instrument. The option was initially recognized as an option liability valued at $3.1 million on the basis of its fair value at the grant date, together with its subsequent changes in fair value were reflected in the fair value change in option liability. The fair value of option liability was determined by i) the number of Leju shares the Company received in this transaction, ii) the difference between the designated unit price of Leju shares agreed in the Shareholders Agreement by transaction parties and the fair value of unit price of Leju in the open market at each period end and iii) time value of the option liability. Immediately prior to the exercise of the option, the fair value of the investor option liability was approximately $28.5 million.

On December 30, 2016, Parent exercised such option right and repurchased 49,764,809 of its ordinary shares from the Company, for the aggregate consideration comprised of 40,651,187 shares of Leju with a fair value of $195.1 million and approximately $127.6 million in cash. As a result, together with Leju Dividend Shares received in 2014 by the Company, on December 31, 2016, the Company totally held 42,117,874 Leju shares with a fair value of $202.2 million, which represented 31.1% of Leju’s then total outstanding shares, and ceased to hold any beneficial ownership in Parent. The Company used the equity method to account for the investment in Leju. During 2017, the U.S. dollar cash consideration was received from Parent, and an equivalent RMB deposit received in 2016 to ensure the later payment of cash consideration in U.S. dollar was repaid to the Parent. As a result of the share exchange, the Company recognized a one-time gain of $4.6 million, which was the difference between all the considerations received and the carrying value of the investment in E-House on the transaction date, after offsetting the cumulative currency translation adjustments previously recorded for E-House as other comprehensive loss. Earning (loss) from Parent for the period from October 1, 2016 to December 30, 2016 was included in the disposal gain of $4.6 million from this transaction. For the year ended December 31, 2016, a loss of $28.5 million was recognized as fair value change in option liability when marked to market in the Company’s consolidated statements of comprehensive income. In 2017, the Company recorded a $30.8 million of loss and a $113.1 million of other- than-temporary impairment loss on its investments in Leju related to changes in the government policy in real estate industry in China and to the decline of Leju’s stock price after the investment. In 2018, the Company recorded a $9.1 million of loss. The closing price of Leju as of December 31, 2019 was $2.01 per ADS/share, higher than its carrying amount per share (approximately $1.20). The aggregate market value of the Company’s investment in Leju is approximately $84.7 million.

On July 9, 2014, Tian Ge, an equity method investee of the Company, completed its initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited with the new issuance of 349.9 million ordinary shares (“Tian Ge IPO”). Immediately after the Tian Ge IPO, the Company’s equity interest in Tian Ge was diluted from 36% to 25% and the Company in substance disposed part of its interest in Tian Ge. The closing price of Tian Ge as of December 31, 2019 was HK$1.94 (equivalent to $0.25) per share. The Company deemed that there was an other-than-temporary impairment for the investment in Tian Ge as of December 31, 2019 given the length of the underwater period and the magnitude of the stock price decrease. In addition, the revenue of Tian Ge demonstrated a downward trend due to decreasing active users and paying users in the live-streaming industry. Therefore, the Company wrote down the investment in Tian Ge to its fair value as of December 31, 2019, which was $74.7 million based on the quoted market price as of December 31, 2019 and the Company recognized an impairment loss of $34.3 million.

On December 30, 2019, Showworld, an equity method investee of the Company, successfully listed on the Shanghai Stock Exchange with an issuance price of RMB3.0 (approximately $0.43) per share. Upon Showworld's listing, the Company's equity interest in Showworld, including the $34.7 million follow-on investment the Company made in January 2019 was diluted from 36.1% to 28.6% and the Company in substance disposed part of its interest in Showworld. As the Company continued to have significant influence over Showworld, the Company continued to apply equity method after Showworld's listing. The closing price of Showworld as of December 31, 2019 was RMB12.14 (equivalent to $1.74) per share, higher than its carrying amount per share (approximately $0.2). The aggregate market value of the Company's investment in Showworld is approximately $837.5 million.

In 2018, the Company made a new investment of $48.0 million in a limited partnership, and accounted for the investment under equity method as significant influence could be imposed by the Company. The investment balance for this limited partnership as of December 31, 2018 and 2019 were $48.0 million and $46.0 million, respectively. In 2019, the Company made a new equity method investment of $57.4 million in a company providing consumer finance services. Other investments under equity method made during the presented periods were individually immaterial.

The Company used equity method to account for investments in limited partnership unless the Company’s interest is so minor and has virtually no influence over the operating and financial policies of the partnership. Except for the investment in limited partnership, the ownership held by the Company in the equity method investees ranged from 20% to 50%.

None of the Company's equity method investments meets the SEC’s definition of a significant subsidiary for the twelve months ended December 31, 2017, 2018 and 2019. The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X.

	For the twelve months ended September 30,
	2017	2018	2019
	(In thousands)
Operating data:
Revenue	$569,974	$888,767	$1,120,086
Gross profit	$447,060	$562,892	$744,208
Income (loss) from operations	$(111,031)	$(39,854)	$7,465
Net income (loss)	$(72,828)	$60,972	$(53,900)
Net income (loss) attributable to the investees	$(70,913)	$61,665	$(53,148)

	As of September 30,
	2018	2019
	(In thousands)
Balance sheet data:
Current assets	$1,045,113	$1,617,545
Long-term assets	$1,455,556	$1,508,744
Current liabilities	$295,372	$808,737
Long-term liabilities	$32,330	$66,012
Non-controlling interests	$(898)	$13,406

Equity Securities with Readily Determinable Fair Values

Equity securities with readily determinable fair values include i) marketable equity securities, which are publicly traded stocks or funds measured at fair value and ii) investments in private equity funds which use NAV as practical expedient under ASC 820.

Prior to January 1, 2018, the Company accounted for the marketable equity securities at fair value with unrealized gains and losses recognized in accumulated other comprehensive income. Upon the adoption of ASU 2016-01, the Company measures equity securities with readily determinable fair values at fair value through earnings. Due to the initial application of the ASU 2016-01, the Company reclassified a cumulative unrealized gain of $38.7 million in accumulated other comprehensive income arising from marketable securities to the retained earnings and also recognized a cumulative-effect adjustment of $10.3 million to increase its carrying amount for the investments qualified for NAV as practical expedient and credited to the retained earnings as of January 1, 2018.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values including marketable securities and private equity funds:

		Gross	Gross
	Cost	Unrealized	Unrealized		Fair
	Basis	Gains	Losses	Other	Value
	(In thousands)
Jupai	$23,068	$—	$(7,119)	$—	$15,949
Pintec	30,000	—	(2,776)	—	27,224
Other equity securities	74,844	4,562	(29,317)	—	50,089
Private equity funds	58,246	16,277	(1,849)	—	72,674
December 31, 2018	$186,158	$20,839	$(41,061)	$—	$165,936

Jupai	$23,068	$—	$(17,909)	$—	$5,159
Pintec	30,000	—	(25,268)	—	4,732
Getui	6,190	195,699	—	(7,619)	194,270
Other equity securities	75,442	8,467	(37,067)	—	46,842
Private equity funds	66,819	18,732	—	—	85,551
December 31, 2019	$201,519	$222,898	$(80,244)	$(7,619)	$336,554

The Company invested Jupai Holding Limited (“JP”) with a total cost of $7.8 million under cost method since 2014. In July 2015, JP completed its listing on the New York Stock Exchange (“JP IPO") and the investment was transferred to marketable securities which measures at fair value. As of December 31, 2019, the Company had a cumulative unrealized loss of $17.9 million in relation to the investment in JP. In June 2018, the Company invested Pintec Technology Holding Limited ("Pintec") with a total cost of $30 million, which was initially recorded under the investment without readily determinable fair value. In October 2018, Pintec completed its listing on the NASDQ Stock Exchange ("Pintec IPO") and the investment was transferred to marketable securities which measures at fair value from marked to market As of December 31, 2019, the Company had a cumulative unrealized loss of $25.3 million. On March 25, 2019, Zhejiang Daily Interactive Network Technology Co. Ltd ("Getui"), an intelligent data service provider, successfully listed on the Shenzhen Stock Exchange. Upon the completion of listing, the Company reclassified the investment in Getui from investment without readily determinable fair value accounted for under measurement alternative to investment with readily determinable fair value using fair value through earnings. As of December 31, 2019, the Company had the unrealized gain of $195.7 million. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements (Note 20).

Private equity funds pursue various investment strategies and investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Instead, distributions from each fund will be received as the underlying investments of the funds are disposed and monetized. As of December 31, 2019, the unfunded commitments related to investments in private equity funds was $40 million. Investments in private equity funds may be subject to lock-up period, which is usually from 5 to 10 years and restricts an investor from withdrawing from the fund during the investment period.

As of December 31, 2019, equity securities with readily determinable fair values were $336.6 million. For the years ended 2018 and 2019, the Company recognized a net loss of $74.2 million and a net gain $159.2 million, respectively, from the fair value change of marketable equity securities, which substantially was unrealized. The Company also recognized unrealized gain of $4.2 million and $4.3 million for the equity investments qualified NAV for the years ended 2018 and 2019, respectively.

Equity Securities without Readily Determinable Fair Values

Prior to January 1, 2018, the Company accounted for equity securities under cost method at cost less impairment. As of December 31, 2017, the equity securities previously accounted for under the cost method had a carrying value of $866.6 million. Started from January 1, 2018, the Company elected measurement alternative and recorded equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. $27.4 million of investment in private equity funds were adjusted to their fair values of $37.7 million and reclassified from cost method to equity securities with readily determinable fair value. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make "reasonable efforts" to identify price changes that are known or that can reasonably be known.

In 2018, the Company invested in a) preference shares of two private companies in Fintech industry, which primarily focus on the insurance business and Fintech services, with the consideration of $96.4 million and $91.5 million, respectively; and b) preference shares of a private company, which primarily focus on developing artificial intelligence of automobile, with the consideration of $90.0 million. In 2019, the Company invested in a) additional preference shares of $100.0 million in a developer of mobile video apps, b) additional preference shares of $60.0 million in a private company, which primarily focus on developing artificial intelligence of automobile, and c) preference shares of $50.8 million in in a private company, which develop and operate a leading photo and video application. Other investments without readily determinable fair values made during the presented periods were individually immaterial.

For the years ended 2018 and 2019, the Company recognized impairment amounted to $55.3 million and $282.8 million, respectively, related to investments without readily determinable fair value. The $282.8 million investment impairment recognized in 2019 included a) $177.8 million partial impairment of investment in preference shares of Yixia Tech Co., Ltd ("Yixia Tech") which is a developer of mobile video apps, due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future; b) $75.2 million full impairment of two equity investment due to significant performance deterioration caused by loss of certain significant cooperation agreement and financing difficulties coupled with investment losses; c) other $29.8 million full impairment of other investments primarily driven by revised projections of future operating results reflecting unfavorable macroeconomic conditions and performance of the investees. The fair value of a developer of mobile video APPs was estimated using market approach with a remaining carrying value of $129.5 million as of December 31, 2019 and was classified as Level 3 of fair value measurement. For each of these other investments, the fair value was derived using discounted cash flow analysis based on Level 3 inputs with a remaining value of nil as of December 31, 2019.

As of December 31, 2018 and 2019, investments without readily determinable fair values were $1,282.5 million and $1,336.6 million, respectively. In 2018, the Company recorded $166.6 million gains from upward adjustments, mainly on two investments and $55.3 million impairment, respectively. In 2019, the Company recorded $2.7 million loss from downward adjustment and $282.8 million investment impairment. The downward adjustment and upward adjustment were based on identified observable price changes indicated by new issuance of identical securities of the same investee or transaction of identical securities between other existing shareholders. The Company classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. The Company did not dispose any interests of these investments and all of gains were unrealized as of December 31, 2018. In 2019, the Company disposed one of these investments, which recorded $4.0 million cumulative upward adjustments and $2.7 million downward adjustments in current year.

The following table summarizes the total carrying value of the equity securities without readily determinable fair value and accounted for under measurement alternative as of December 31, 2018 and 2019. The amounts included cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2018	2019
	(In thousands)
Initial cost basis	$1,191,225	$1,535,760
Upward adjustments	166,553	162,530
Impairment	(55,289)	(338,108)
Foreign currency translation	(19,940)	(23,609)
Total carrying value at the end of the period	$1,282,549	$1,336,573

6.    Acquisitions

The Company accounts for business combinations using the purchase method of accounting, which requires the acquisition cost to be allocated to the assets and liabilities of the Company acquired, including separately identifiable intangible assets, based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Yizhibo

On October 1, 2018 (“Acquisition Date”), Weibo entered into a series of business and asset transfer agreements with Yixia Tech Co., Ltd. (“Yixia Tech”) to acquire the whole live streaming business of Yizhibo, which was previously operated by Yixia Tech. The acquisition included the Yizhibo APP and related assets/technology, employees and business contracts with a cash consideration of $50.0 million. Weibo had paid $40 million consideration payable to Yixia Tech in 2018 and settled the rest $10 million in 2019 (Note 13). Weibo has engaged an independent valuation firm to help management determine the value of assets and liabilities from the acquisition. Total identifiable intangible assets acquired on acquisition date included supplier-relationship of $9.7 million with estimated useful life of five years, core technology of $6.6 million with estimated useful life of eight years, and trademark and domain name of $5.6 million with estimated useful life of ten years.

The consideration of acquisition of Yizhibo was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

As of Acquisition Date
(In thousands)
Consideration	$50,000

Property and equipment, net	466
Identifiable intangible assets acquired	21,942
Other tangible assets	2,874
Liabilities assumed	(2,434)
Goodwill	27,152
Total	$50,000

Weihui

Prior to 2017, the Company held a 45% equity interest of Wexfin Inc. (“Weihui”), which is primarily engaged in providing technology service for financial service platforms, including design and develop online platform, payment system integration, etc. Pursuant to the investment agreement, the Company had contingent redemption right on its investment in Weihui, so the interest held by the Company did not meet the definition of “in-substance common shares” under ASC 323-10-15. As there was no readily determinable fair value for the Company’s investment in Weihui, it was accounted for an investment under the cost method prior to 2017. The carrying amount of the investment in Weihui prior to the acquisition was $29.1 million.

In April 2017, the Company entered into a new share purchase agreement and purchased additional 10% equity interest of Weihui for consideration of $12.2 million and obtained control, holding aggregate 55% of Weihui’s equity interest with contingent redemption rights upon the completion of the transaction. In accordance with ASC 805 accounting for step-up acquisition, the Company’s previously held 45% equity interest was re-measured to fair value at the acquisition date, which was valued with the assistance of an independent valuation firm and a re-measurement gain of $6.0 million was recognized. The Company began to consolidate Weihui’s financial statements from April 2017 and the remaining 45% of its common shares without any preference right was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $15.9 million valued by the excess earnings method, customer relationships of $3.8 million, which have an estimated useful life of five years. Consideration for Weihui was allocated on the acquisition date based on their fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
(In thousands)
Consideration	$12,222
Fair value of previously held 45% equity interest	35,119
Non-controlling interests	24,707
Total	72,048

Cash and cash equivalents	12,078
Other tangible assets	1,602
Identifiable intangible assets acquired	19,748
Liabilities assumed	(2,687)
Goodwill	41,307
Total	$72,048

Weiju

In July 2017, the Company acquired 60% equity interest of Weiju, which primarily provides online loan facilitation services to the borrowers, with total consideration of $36.4 million, including $5.5 million paid to selling shareholders and $30.9 million paid to Weiju for its newly issued shares. Total consideration was paid by the Company in March 2018. The Company began to consolidate Weiju's financial statements from July 2017 and the remaining 40% equity interest of Weiju was recognized as non-controlling interests on the balance sheet. Total identifiable intangible assets acquired upon acquisition mainly included core technology of $5.3 million, which have an estimated useful life of five years. The Company engaged an independent valuer to assist management in assessing the enterprise value of Weiju and preparing the purchase price allocation as follows:

As of acquisition date
(In thousands)
Consideration	$36,405
Non-controlling interests	18,405
Total	54,810

Tangible assets	27,423
Identifiable intangible assets acquired	5,278
Liabilities assumed	(1,319)
Goodwill	23,428
Total	$54,810

The acquisitions above did not have a material impact on the Company’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented. In 2017 and 2018, no other significant acquisition had material impact on the Company’s consolidated financial statements. No acquisition incurred in 2019.

7.    Leases

The Company entered into operating lease agreements primarily for office premises with initial lease term up to 6.1 years. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, net, short-term operating lease liabilities and long-term operating lease liabilities on the Company's consolidated balance sheets. The Company has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the condensed consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Company uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on what the Company's interest rate would be if it borrowed from banks in China.

Certain lease agreements contain an option for the Company to renew a lease for a term agreed by the Company and the lessor or an option to terminate a lease earlier than the maturity dates. The Company considers these options, which may be elected at the Company's sole discretion, in determining the lease term on a lease-by-lease basis. The Company's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Company's leases contain free or escalating rent payment terms. The Company's lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. For amount of the lease components, there were no variable payments in future lease payments.

The components of lease cost (excluding the amortization expenses of land use rights) for the year ended December 31, 2019 were as follows:

Year ended
December 31, 2019
(In thousands)
Operating lease cost	$13,312
Short term lease cost	3,641
Total lease cost	$16,953

Maturities of lease liabilities under operating leases as of December 31, 2019 were as follows:

As of the end of year	(In thousands)
2020	$13,101
2021	10,899
2022	2,593
2023	88
Thereafter	—
Total future lease payments	26,681
Less: imputed interest	(1,449)
Total lease liabilities	$25,232

As of December 31, 2019, operating leases recognized in lease liabilities have average remaining lease terms of 2.3 years and weighted-average discount rate of 5%. As of December 31, 2019, the lease that has been entered into contracts but not yet commenced amounted to $0.1 million.

8.    Goodwill and Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment are as follows (in thousands):

	Weibo	Fintech	Total
Balance as of January 1, 2017	$10,266	$—	$10,266
New acquisitions (Note 6)	2,318	64,735	67,053
Foreign exchange impact	836	3,241	4,077
Balance as of December 31, 2017	$13,420	$67,976	$81,396
New acquisitions (Note 6)	27,152	652	27,804
Impairment provided in 2018	(10,554)	—	(10,554)
Foreign exchange impact	(672)	(3,734)	(4,406)
Balance as of December 31, 2018	$29,346	$64,894	$94,240
Foreign exchange impact	(357)	(790)	(1,147)
Balance as of December 31, 2019	$28,989	$64,104	$93,093

The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. As of December 31, 2018 and 2019, the Company’s gross goodwill was $104.8 million and $103.5 million, respectively, and accumulative impairment loss was $10.5 million and $10.4 million, respectively. No new acquisition incurred in 2019.

As to Weibo, no impairment provision was made in 2017 and 2019. In 2018, the Company also performed a quantitative analysis on its reporting units considering the fact of under expectation performance and decreased revenue. The Company estimated the fair value by using the income approach or market approach. The income approach considered a number of factors, which included, but were not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and required the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business. Based on the assessment, the Company provided $10.6 million of impairment charge on goodwill related to Weibo VAS business as of December 31, 2018.

For other reporting units, the Company performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions and the share price of the Company, on the goodwill arising from newly acquired businesses, in addition to other entity specific factors. Based on the assessment, the Company determined that it was not necessary to perform a quantitative goodwill impairment test and concluded that no impairment indicators on its goodwill were noted as of December 31, 2017. In 2018, considering the strict government policy in Fintech industry in China and the increasing market competition, the Company performed a quantitative analysis on the reporting unit as of December 31, 2018, with the assistance of an independent third party valuer to determine the fair value of reporting unit and concluded that there was no impairment. In 2019, the performance of Fintech unit was in line with the Company's expectation. Therefore, the Company considered there was no impairment indicator for the year ended December 31, 2019.

Intangible assets

The following table summarizes the Company’s intangible assets arising from acquisitions and land use rights:

	As of December 31, 2018				As of December 31, 2019
		Accumulated	Accumulated			Accumulated	Accumulated
	Cost	Amortization	Impairment	Net	Cost	Amortization	Impairment	Net
	(In thousands)				(In thousands)
Land use rights	$202,340	$(2,341)	$—	$199,999	$199,879	$(6,315)	$—	$193,564
Technology	44,342	(22,747)	(11,598)	9,997	43,936	(24,412)	(11,457)	8,067
Supplier-relationship	9,738	(495)	—	9,243	9,619	(2,444)	—	7,175
Trademark and Domain name	5,623	(147)	—	5,476	5,555	(724)	—	4,831
Software	1,859	(1,859)	—	—	1,858	(1,858)	—	—
Others	11,275	(5,998)	(4,657)	620	11,139	(5,969)	(4,600)	570
Total	$275,177	$(33,587)	$(16,255)	$225,335	$271,986	$(41,722)	$(16,057)	$214,207

Land use rights represent the land rights acquired for the purpose of constructing offices. In 2018, the Company obtained the land use rights from local authorities with cash consideration, which is being amortized on a straight-line basis over the term of the land use right period, approximately 50 years. Amortization expense related to land use rights for the years ended December 31, 2018 and 2019 was $2.4 million and $4.0 million, respectively.

Other intangible assets mainly include technology arising from acquisition, which are amortized over the estimated useful lives ranging from one to ten years.

Amortization expense related to intangible assets for the years ended December 31, 2017, 2018 and 2019 was $4.6 million, $9.1 million and $8.5 million, respectively. In 2018, the Company recognized $12.7 million impairment loss of acquired intangible assets, which is related to Weihui business acquired in April 2017, as a result of the management's assessment that the impairment existed based on the under expectation performance of Weihui and its conclusion that Weihui was unable to provide expected synergies with the Company’s Fintech business. The impaired intangible assets consisted primarily of core technology and customer list. No impairment on acquired intangible assets was recognized for the years ended December 31, 2017 and 2019.

As of December 31, 2019, estimated expenses for amortization of intangible assets in future periods were as follows:

Year Ended December 31,	(In thousands)
2020	$8,384
2021	8,344
2022	7,835
2023	6,680
2024 and thereafter	182,434
Total expected amortization expense*	$213,677

*   The table above excludes $0.5 million of indefinite lived intangible assets which was included in the category of Others.

9.    Funding debts

The following table summarized the Company’s outstanding funding debts as of December 31, 2019 (in thousands):

		Less than One	One to	More than
	Total	Year	Two Years	Two Years
Short-term funding debts	$173,821	$173,821	$—	$—
Long-term funding debt	22,260	—	22,260	—
Total	$196,081	$173,821	$22,260	$—

The Company finances its on-balance sheet loans using the proceeds from external funding partners mainly including certain Institutional Funding Partners. As of December 31, 2019, the external investors purchased senior tranche securities, bearing the interest from 6.7% to 9.2%.

10.    Investment in Weibo

In April 2014, Weibo completed an initial public offering (the "IPO") with the new issuance of 19,320,000 Class A ordinary shares, of which 6,000,000 Class A ordinary shares were allotted to Alibaba Group. Prior to the completion of the IPO, a wholly owned subsidiary of Alibaba Group Holding Limited (“Alibaba”) invested $585.8 million to purchase 30.0 million of preferred shares and 4.8 million of ordinary shares of Weibo, representing an ownership interest of 18% on a fully diluted basis. With the completion of the IPO, all the ordinary shares held by SINA were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares were automatically converted into 30,046,154 Class A ordinary shares. Concurrent with the IPO, Alibaba Group further acquired an additional 2,923,478 Class A ordinary shares of Weibo in a private placement and 21,067,300 Class A ordinary shares from the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Share Ownership

As of December 31, 2019, the share ownership of Weibo was as follows:

		Ownership	Voting
Shareholder Name	Shares Type	Percentage	Power*
SINA	Class B Ordinary shares	45.0%	71.0%
Alibaba	Class A Ordinary shares	30.0%	15.8%
Others	Class A Ordinary shares	25.0%	13.2%
Total		100.0%	100.0%

*   Class A ordinary shares are entitled to one vote per share and Class B ordinary shares, which the Company holds, are entitled to three votes per share.

The Company has been the controlling shareholder of Weibo from inception and has consolidated Weibo’s financial results for the periods presented.

11.    Non-controlling interests

The following table summarizes the Company’s non-controlling interests:

	As of December 31,
	2018	2019
	(In thousands)
Weibo	$969,803	$1,279,707
Others	75,278	(20,275)
Total	$1,045,081	$1,259,432

Non-controlling interests related to Weibo mainly represent Weibo’s cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders, along with non-controlling shareholders’ original investments for the ordinary and preferred shares issued by Weibo. The increase in non-controlling interests related to Weibo both for 2018 and 2019 mainly resulted from the pick-up of Weibo’s results of operations and changes in equity attributable to non-controlling shareholders (Note 10— Investment in Weibo).

12.    Other Balance Sheet Components

	As of December 31,
	2017	2018	2019
	(In thousands)
Accounts receivable, net:
Accounts receivable		$555,861	$662,296
Allowance for doubtful accounts:
Balance at the beginning of year	$(14,068)	(20,214)	(27,964)
Additional provision charged to expenses	(8,465)	(15,424)	(50,313)
Write-off	2,319	7,674	17,857
Balance at the end of year	$(20,214)	$(27,964)	$(60,420)
		$527,897	$601,876
Prepaid expenses and other current assets:
Loans to and interest receivables from investees (Note 13)		$102,708	$332,971
FVO Loan Investment[1] (Note 20)		—	121,131
Secured loan to a founder of a related party[2]		80,000	80,000
Prepayments to investees[3]		89,163	51,008
Rental and other operation deposits		9,842	28,190
Amounts deposited by Weibo users[4]		30,631	34,912
Content fees and revenue share		14,769	17,992
Advertising and marketing fees		4,742	5,124
Deductible value added tax		10,304	9,127
Others		20,276	15,433
		$362,435	$695,888
Property and equipment, net:
Office building		$197,337	$194,936
Office building related facilities		3,308	3,268
Computers and equipment		217,335	218,446
Leasehold improvements		17,328	18,131
Furniture and fixtures		11,558	11,529
Other		2,996	2,742
		449,862	449,052
Less: Accumulated depreciation		(187,016)	(195,873)
		$262,846	$253,179

1 As of December 31, 2019, the Company recorded $121.1 million of one loan investment in a special purpose entity with maturity within one year. The loan investment had a variable interest rate depending on the underlying assets’ performance, and the Company elected to account for the loan investment using fair value option(“FVO Loan Investment”), with subsequent fair value change recorded in fair value changes through earnings on investments, net, from which $4.6 million of fair value gain was recorded for the year ended December 31, 2019.

2 The Company issued a one-year loan of $100 million to a founder of a related party in August 2016 with an annual interest rate of 5%. $20 million was repaid as of December 31, 2017 and the remaining were extended to August 15, 2018, August 15, 2019 and then August 15, 2020, with an annual interest rate of 7.5%. As of December 31, 2019, the loan was fully secured by an RMB deposits (equivalent to $79.3 million) and mortgaged shares of the related party provided by its founder as of December 31, 2019.

3 The Company recognized $0.9 million, $20.3 million and $20.6 million of impairment on the prepayment of investments as a result of the deterioration of the investees’ operation for the years ended December 31, 2017, 2018 and 2019, respectively. All these investment prepayments were fully impaired.

4 Weibo wallet enables Weibo users to conduct hobby-oriented activities on Weibo, such as handing out “red envelops” and coupons to users. Weibo wallet also enables users to purchase different types of products and services on Weibo, including those offered by the Company, such as marketing services and VIP membership, and those offered by the Company’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. The amounts deposited by users primarily represent the receivables temporarily held on account for Weibo wallet users through a third party online payment platform. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.

Other assets:
Investment related deposits	$46,777	$33,641
Deferred tax assets	23,213	25,400
Deposits for land use rights	6,321	6,244
Others	4,816	5,800
	$81,127	$71,085
Accrued expenses and other current liabilities:
Accrued sales rebates	$149,371	$196,319
Accrued payroll related expenses (including sales commission)	117,562	128,290
Litigation reserve (Note 22)	—	125,809
Advertising and marketing expenses	83,893	94,289
Guarantee liabilities (Note 20)	10,952	43,677
Deposit for secured loan[2]	43,614	79,274
Turnover tax	44,280	57,764
Amounts due to Weibo users[3]	30,631	34,912
Employee reimbursement	8,934	10,165
Professional fee	10,014	18,329
Unpaid consideration for acquisitions and investment	10,055	30,054
Interest payable of Weibo convertible debt and senior notes	1,500	15,344
Others	30,001	52,487
	$540,807	$886,713

13. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Leju and its subsidiaries (“Leju”)	An investee of the Company
Alibaba and its subsidiaries (“Alibaba”)	Strategic partner and significant shareholder of Weibo
New Wave MMXV Limited (“New Wave”)	An entity controlled by Mr. Charles Chao

(a)  Service provided to related parties

The Company entered into the following transactions with related parties:

	Year ended December 31,
Transactions	2017	2018	2019
	(In thousands)
Revenues:
License revenue from Leju[1]	$10,435	$10,435	$10,435
Agency and advertising service earned from Leju[1]	16,091	20,754	19,154
Promotion and advertising service to Alibaba[2]	91,724	126,882	100,439
Others[3]	94,107	160,184	122,993
	$212,357	$318,255	$253,021

Other related parties mainly include investee companies over on which the Company has significant influence. These investees are mainly high-tech companies operating in different internet-related industries, such as online advertising agency, short video applications, social and new media marketing services and so on.

1 The amended and restated advertising agency agreement, the domain name and content license agreement, the trademark license agreement and the software license and support services agreement (“License Agreements”) were entered into with Leju, a subsidiary of E-House, and such amount allocated to the fair value of the License Agreements was $187.4 million, which represents the difference between the total consideration and the fair value of equity interests disposed. This amount was recorded as deferred revenues and amortized over ten years prior to March 2014, when the License Agreement was extended for another ten years. Accordingly, the remaining deferred revenue balance as of March 2014 will be amortized prospectively under the straight-line method until 2024. For the years ended December 31, 2017, 2018 and 2019, the Company recorded $10.4 million revenue from License Agreements from such deferred revenue account, respectively. As of December 31, 2018 and 2019, the total amount of deferred revenue from Leju was $54.1 million and $43.7 million, respectively, which includes $43.7 million and $33.2 million of non-current portion of deferred revenue, respectively. Based on the amended and restated advertising agency agreements with Leju, agency fees and advertising revenue earned from Leju for 2017, 2018 and 2019, generated from the sales of advertising through SINA were amounting to $16.1 million, $20.8 million and $19.2 million, respectively.

2 On April 29, 2013, affiliated entities of the Company formed a strategic alliance with affiliated entities of Alibaba to jointly explore social commerce and develop marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo’s users. Alibaba purchased advertising from the Company and continued to do so subsequently. The Company has continued to keep strategic collaboration and work with Alibaba in the area of social commerce and other areas after the expiration of the strategic framework agreement in January 2016 and recorded $91.6 million, $126.7 million and $100.1 million in advertising and marketing revenues from Alibaba in 2017, 2018 and 2019, respectively.

3 Within other related parties, one related party that is an equity investee in the short video business contributed $53.9 million and $10.9 million of advertising and marketing revenues in 2018 and 2019, respectively, and represented $80.9 million and $34.7 million of accounts receivable from other related parties as of December 31, 2018 and 2019, respectively The Company also recorded $5.6 million and $40.9 million of advertising and marketing revenues from an equity investee which is an advertising agency in 2018 and 2019, respectively, and represented $5.8 million and $13.6 million of accounts receivable from other related parties as of December 31, 2018 and 2019, respectively.

(b)  Balances with related parties

The Company had the following balances with related parties:

	As of December 31,
	2018	2019
	(In thousands)
Accounts receivable from related parties:	$189,522	$174,080
-Accounts receivable from Leju	$4,905	$7,124
-Accounts receivable from Alibaba	$53,480	$61,857
-Accounts receivable from other related parties[1]	$131,137	$105,099
Loans to and interest receivables from related parties[2]	$102,409	$320,221
-Company A (an investee in e-commerce business)	$43,695	$160,010
-Company B (an investee providing social and new media marketing services)	$—	$60,602
-Company C (an investee providing online brokerage services)	$40,982	$40,982
-Others	$17,732	$58,627
Prepayment to related parties	$13,567	$—
Deferred revenues in relation to License Agreement with Leju	$54,087	$43,652
Account payable to related parties	$50,678	$46,655
Accrued and other liabilities to related parties[1]	$14,763	$39,836

1 In 2019, the Company has signed an agreement with the related party to settle partial transaction amount between the two parties, resulting $38.7 million accounts receivable from the related party offset by $28.7 million accounts payable and $10 million accrued and other liabilities due to the related party on the consolidated balance sheet where a legally enforceable right of setoff exists.

2 The Company recorded loans to and interest receivables from other related parties of $102.4 million and $320.2 million as of December 31, 2018 and 2019, respectively. The annual interest rates of the loans were ranging from 4.0% to 10.5% (interest free for Company B) and the maturities of all loans were within one year at both dates. Moreover, the loan to and interest receivable from Company C was renewed with another subsidiary in 2019.

(c)  Shares Issuance to Management

On November 6, 2017, the Company entered into a share subscription agreement with New Wave, a holding company that holds ordinary shares on behalf of its senior management and controlled by Mr. Charles Chao, Chairman and chief executive officer (“CEO”) of the Company, which held 7,944,386 ordinary shares of the Company then. Pursuant to the agreement, the Company issued to New Wave 7,150 newly created class A preference shares with 10,000 votes per share initially (the "Class A Preference Shares"), at par value of $1.00 per share. Immediately following the share issuance, New Wave's aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%. The Class A Preference Shares have no economic rights and no participant rights to any dividend, and as a result, the Company concluded that the transfer of economic benefits from the Company or shareholders to New Wave and the fair value of these Class A Preferred Shares was immaterial. See Note 18 to Consolidated Financial statements Shares Issuance to Management.

(d)  Other transactions with related parties

Transactions with related parties included in cost and operating expenses represented 4.4%, 4.1%, and 4.6% of total cost and operating expenses for 2017, 2018 and 2019, respectively. The Company believes that the terms of the agreements with the related parties are comparable to the terms of market rate transactions with third-party customers and vendors.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company had no material loan and interest income or expense with related parties for the years ended December 31, 2017, 2018 and 2019.

14. Income Taxes

The Company is registered in the Cayman Islands and has operations in four tax jurisdictions — the PRC, the U.S., Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S., Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2018 and 2019.

The components of income before income taxes are as follows:

	Year Ended December 31,
	2017	2018	2019
	(In thousands, except percentage)

Income before income tax expense	$424,239	$555,410	$255,192
Loss from non-China operations	$(79,945)	$(143,680)	$(508,580)
Income from China operations	$504,184	$699,090	$763,772
Income tax expense applicable to China operations	$73,165	$129,406	$146,283
Effective tax rate for China operations	15%	19%	19%

The Company has recorded income tax provisions from its PRC operations for the years ended December 31, 2017, 2018 and 2019. The loss from non-China operation mainly resulted from the disposal/dilution gain (loss) or impairment loss related to overseas investments, stock-based compensation and fair value change in option liability, etc. In 2017, the Company’s non-China operations recorded (i) a gain of $92.3 million related to disposal of its investment in Alibaba, offset by (ii) impairment of $113.1 million provided in Leju investment and (iii) stock based compensation expenses recognized in the financial statements. In 2018, the Company’s non-China operations recorded (i) an aggregated loss of $66.3 million in fair value change on overseas investments and (ii) stock based compensation expenses recognized in the financial statements. In 2019, the Company’s non-China operations recorded (i) an aggregated loss of $34.9 million in fair value change on overseas investments, (ii) impairment of $234.0 million provided on certain investments, (iii) a $125.8 million NAI litigation reserve and (iv) stock based compensation expenses recognized in the financial statements.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. As such, the significant income from the disposition gain of Alibaba and certain private foreign entity’s shares are not subject to tax.

U.S.

As of December 31, 2019, the Company’s subsidiary in the U.S. had approximately $85.0 million of federal and $8.3 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2020 through December 31, 2039, and the state net operating loss carryforwards will expire, if unused, in the years ending December 31, 2028 through December 31, 2039. Included in the net operating loss carryforwards were $40.4 million and $4.2 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary as of December 31, 2019 consisted mainly of net operating loss carryforwards, for which a full valuation allowance has been provided, as management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	As of December 31,
	2018	2019
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$30,484	$29,226
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	539	514
Total deferred tax assets	31,023	29,740
Less: valuation allowance	(31,023)	(29,740)
Deferred tax assets, net	$—	$—

Hong Kong

As of December 31, 2019, the Company’s Hong Kong subsidiaries had approximately $48.9 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2019, the deferred tax assets for the Hong Kong subsidiary, consist mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation:

	As of December 31,
	2018	2019
	(In thousands)
Deferred tax assets:
Net operating loss carry-forwards	$6,023	$8,070
Less: valuation allowance	(6,023)	(8,070)
Deferred tax assets	$—	$—

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% if they are not eligible for any preferential tax treatment. High and new technology enterprises enjoy a preferential tax rate of 15% under the EIT Law. As of December 31, 2019, some of the Company’s subsidiaries in China,such as SINA.com Technology (China) Co., Ltd., SINA Technology (China) Co., Ltd., Beijing New Media Information Technology Co., Ltd., Sina (Shanghai) Management Co., Ltd., and Beijing Weiju Future Technology Co. Ltd., were qualified as high and new technology enterprises and enjoyed a preferential tax rate of 15% under the new EIT Law.

On February 22, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “software enterprise”, which were updated in April 2013. An entity qualified as a software enterprise, may enjoy an income tax exemption for two years beginning with its first profit making year and a reduced tax at a rate of 12.5% for the subsequent three years. Weibo Technology, qualified as software enterprises, started to enjoy the relevant tax holiday from its first accumulative profitable year in 2015 and has been subject to a reduced enterprise income tax rate of 12.5% since 2017. In late 2018 and 2019, Weibo Technology was approved to be qualified as a “key software enterprise” for 2017 and 2018, respectively. Thus, Weibo Technology was entitled to enjoy a further reduced preferential tax rate of 10% for 2017 in 2018, and 2018 in 2019. Weibo Technology used the tax credit of its “key software enterprise” status and recognized $10.8 million of tax credit related to 2017 in 2018, and $13.0 million of tax credit related to 2018 in 2019. The qualification as a "key software enterprise" is subject to annual evaluation and approval by the relevant authorities in China and the Company will only recognize the preferential tax treatment of "key software enterprise" status when approval from the relevant authorities is obtained.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company has to accrue PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

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

A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. If the Company is regarded as a non-resident enterprise and its Hong Kong subsidiaries are regarded as resident enterprises, then the Hong Kong subsidiaries may be required to pay a 10% withholding tax on any dividends payable to us. If the Hong Kong entities are regarded as non-resident enterprises, then the Company’s PRC subsidiaries may be required to pay a 5% withholding tax for any dividends payable to our Hong Kong subsidiaries. However, it is still unclear at this stage whether Circular 601 applies to dividends from the Company’s PRC subsidiaries paid to our Hong Kong subsidiaries and if our Hong Kong subsidiaries were not considered as “beneficial owners” of any dividends from their PRC subsidiaries, the dividends payable to our Hong Kong subsidiaries would be subject to withholding tax at a rate of 10%. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui (2008) Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The Company decided that its foreign invested enterprises will not distribute PRC earnings made since 2008 beyond to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations. As of December 31, 2017 and 2018, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest all earnings in China since 2008 to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings made since 2008 to their immediate foreign holding companies.

The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company accrued appropriate expected tax associated with repatriation of such undistributed earnings.

The Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2018 and 2019, there was both approximately $0.6 million unrecognized tax liability, respectively, arising from transferring pricing arrangements between subsidiaries and VIEs in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2015 through 2019 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities.

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

Composition of income tax expenses for China operations

The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Current tax provision	$76,379	$95,846	$99,481
Deferred tax (benefits) provision	(3,214)	33,560	46,802
Income tax expense	$73,165	$129,406	$146,283

The deferred tax provision in 2018 mainly consisted of $40.8 million deferred tax provision for those gains recognized from fair value changes on investments with the adoption of the new guidance on accounting for investment in equity securities starting from 2018, and deferred tax benefits in relation to the increase in deferred tax assets. The deferred tax provision in 2019 mainly consisted of $49.9 million deferred tax provision for those gains recognized from fair value changes on investments.

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Year Ended December 31,
	2017	2018	2019
Statutory EIT rate	25%	25%	25%
Effect on tax holiday and preferential tax rate[1]	(11)%	(11)%	(13)%
Permanent differences	(1)%	1%	2%
Change in valuation allowance	2%	4%	5%
Effective tax rate for China operations	15%	19%	19%

1 Included the impact of Weibo Technology’s preferential tax treatment of “key software enterprise” status of in 2018 and 2019.

The provisions for income taxes for the years ended December 31, 2017, 2018 and 2019 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The increase in effective tax rate for China operations in 2018 as compared to 2017 was mainly due to higher impact from the change of valuation allowance and permanent differences, which was offset in part by the preferential tax rate effect of Weibo Technology’s key software enterprise qualification obtained in 2018. The effective tax rate for China operations in 2019 is flat compared to 2018.

The following table sets forth the effect of tax holiday related to China operations:

	Year Ended December 31,
	2017	2018	2019
	(In thousands, except per share amount)
Tax holiday effect	$56,377	$76,246	$100,616
Basic net income per share effect	$0.79	$1.08	$1.44
Diluted net income per share effect	$0.76	$1.05	$1.44

The following table sets forth the significant components of deferred tax assets and liabilities for China operations:

	As of December 31,
	2018	2019
	(In thousands)
Deferred tax assets:
Allowances for doubtful accounts	$24,267	$35,202
Net operating loss carry forwards	31,016	44,970
Investment impairment	32,797	44,397
Accruals and others	22,212	26,261
Total deferred tax assets	110,292	150,830
Less: valuation allowance	(87,079)	(125,430)
Net deferred tax assets	$23,213	$25,400

Deferred tax liabilities:
Depreciation	$(821)	$(1,102)
Investment gain	(40,781)	(88,113)
Acquired intangible assets	(3,213)	(2,430)
Others	(6,278)	(6,482)
Total deferred tax liabilities	$(51,093)	$(98,127)

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

As of December 31, 2018 and 2019, the Company provided a full valuation allowance of the deferred tax assets for China operations mainly related to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on bad debt in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized.

As of December 31, 2018 and 2019, the Company had net operating loss carry forwards for China operations totaling $149.9 million and $212.6 million to offset against future net profit for income tax purposes, resulting in $31.0 million and $45.0 million deferred tax assets. The Company anticipates that it is more likely than not that these net operating losses may not be fully utilized based on its estimate of the operation performance of these PRC entities; therefore, deferred tax assets generated from net operating losses were offset by a valuation allowance of $29.8 million and $45.0 million, respectively.

The deferred tax liabilities arising from investments was related to the deferred tax provision on the fair value changes of investments since the adoption of new investment guidance starting from 2018.

15.    Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Restricted share units are not considered outstanding in the computation of basic earnings (loss) per share . Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The computation of diluted earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income (loss) per share. For the years ended December 31, 2017, 2018 and 2019, the interest expenses and amortized issuance costs of $1.5 million, $1.4 million and nil, respectively, as well as the number of “if converted” shares related to convertible debt were recognized as dilutive factors and included in the calculation of diluted net income (loss) per share, as the 2018 Convertible Senior Notes (Note 21) was due and repaid in December 2018. For the years ended December 31, 2017, 2018, stock options and unvested restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were immaterial on a weighted average basis. For the year ended December 31, 2019, stock options and unvested restricted share units to purchase 2.4 million ordinary shares on a weighted average basis were not included in the diluted net loss per share where their inclusion would be anti-dilutive.

In calculating the Company’s consolidated basic and diluted EPS, the numerator include SINA’s share of income (loss) from Weibo based on Weibo’s basic and diluted EPS, respectively, multiplied by the number of Weibo shares held by SINA. In 2017, 2018 and 2019, the effect on consolidated net income per share of dilutive shares from Weibo was $3.6 million, $3.3 million and $1.0 million, respectively. The Company also believes that it is not necessary to make any allocation to the preferred shareholders when applying the two class method of calculating EPS in accordance with ASC 260, because the preferred shares are not participant securities (Note 18).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(In thousands, except per share amounts)
Basic net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to SINA’s ordinary shareholders	$156,569	$125,562	$(70,542)
Denominator:
Weighted average ordinary shares outstanding	71,284	70,296	69,640
Basic net income (loss) per share	$2.20	$1.79	$(1.01)
Diluted net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to SINA’s ordinary shareholders	$156,569	$125,562	$(70,542)
Less: Effect on consolidated net income per share of dilutive shares of the Company’s equity interests	3,915	3,699	956
Add: Effect on interest expenses and amortized issuance cost of convertible debt	1,531	1,403	—
Net income (loss) attributable for calculating diluted net income per share	154,185	123,266	(71,498)
Denominator:
Weighted average ordinary shares outstanding	71,284	70,296	69,640
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Stock options	94	87	—
Unvested restricted share units	1,172	683	—
Convertible debt	1,381	1,309	—
Shares used in computing diluted net income (loss) per share attributable to SINA	73,931	72,375	69,640
Diluted net income (loss) per share	$2.09	$1.70	$(1.03)

16.   Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the Company’s subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. For the years ended December 31, 2017, 2018 and 2019, the Company contributed a total of $69.9 million, $93.8 million and $88.5 million to the government funds, respectively.

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

17.   Profit Appropriation

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including the (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for setting off against losses, expansion of production and operation or increase in register capital of the respective company. As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $581.4 million or 22.0% of the Company’s total consolidated net assets as of December 31, 2019. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

18.   Shareholders’ Equity

Stockholder Rights Plan

In 2005, the Company adopted a Rights Plan (the "2005 Rights Plan") to protect the best interests of all shareholders. The 2005 Rights Plan expired on February 22, 2015. In order to continue to protect the best interests of shareholders, the Company’s board of directors approved a continuation of the 2005 Rights Plan (the "2015 Rights Plan") in April 2015. In general, the 2015 Rights Plan has substantially the same terms as the 2005 Rights Plan. Pursuant to the 2015 Rights Plan, stockholders of SINA have rights to purchase ordinary shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The 2015 Rights Plan has a record date of May 4, 2015 and will expire on April 23, 2025 unless extended by the Company’s board of directors before then.

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

Shares Issuance to Management

Preferred Shares

On November 6, 2017, the Company entered into the Share Subscription Agreement with New Wave, which held 7,944,386 ordinary shares of the Company then. Pursuant to the agreement, the Company issued to New Wave 7,150 newly created the Class A Preference Shares with 10,000 votes per share initially, at par value of $1.00 per share. Immediately following the share issuance, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%.

The following is a summary of the key terms of the Class A Preference Shares:

●	The Class A Preference Shares have no economic rights nor any right to any dividend or other distribution by the Company.
●	The Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company. When New Wave sells or otherwise transfers any number of Ordinary Shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each Class A Preference Share is entitled to will be reduced proportionally.
●	On any resolution to elect a director where the nominee is an executive officer of the Company, the votes attaching to the Class A Preference Shares on such resolution shall not be counted if a majority of the votes cast by the holders of the Company’s ordinary shares is against the appointment of such nominee.
●	For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the Class A Preference Shares in accordance with the Board’s recommendation to the extent the board determines to submit any such matter to shareholder approval.
●	If New Wave transfers the Class A Preference Shares to a third party which is not an affiliate of New Wave, or when New Wave ceases to be controlled by any person holding executive office in the Company, the Class A Preference Shares shall cease to have any voting right.

The Class A Preference Shares have no economic rights and no participant rights to any dividend, and as a result, the Company concluded that the transfer of economic benefits from the Company or shareholders to New Wave and the fair value of these Class A Preferred Shares was immaterial.

In-kind Distribution

On May 26, 2017, the Company announced its planned distribution of shares of Weibo to SINA’s shareholders as of the record date of June 7, 2017 on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares. As of distribution date of July 10, 2017, the Company has distributed 7,142,148 Class A ordinary shares of Weibo, based on 71,421,480 ordinary shares of SINA outstanding as of the record date. The distribution resulted in a decrease of $554.0 million in retained earnings, which was equal to the fair value of Weibo shares distributed and also led an increase of $31.7 million in the non-controlling interests related to Weibo, which represented the change in the underlying net assets related to the equity interest held by the Company in Weibo as of the declaration date. The remaining difference has been reflected as an increase in additional paid-in capital in 2017. As of December 31, 2019, the Company held 45.0% economic interest and 71.0% voting interest in Weibo.

2015 Share Incentive Plan

On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”), which plan was amended and restated on August 2, 2010 (the “Amended and Restated 2007 Plan”). The Amended and Restated 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The Amended and Restated 2007 Plan terminated on August 1, 2015. Under the 2007 Plan, a total of 10,000,000 ordinary shares of the Company are available for issuance. As of December 31, 2019, there were 155,000 options and nil restricted share units outstanding under the Amended and Restated 2007 Plan.

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

Upon adoption, the 2015 Plan replaced the existing 2007 Plan and, as a result, no additional awards could be granted under the 2007 Plan. As of December 31, 2019, there were nil options and 1,563,000 restricted share units outstanding under the 2015 Plan.

2019 Share Incentive Plan

In May 2019, the Company adopted the 2019 share incentive plan, or the 2019 Plan. The aggregate number of shares reserved for awards under the 2019 Plan is 3,477,643 ordinary shares. The aggregate maximum number of shares that may be granted in connection with all awards under the 2019 Plan during any fiscal year shall not exceed 3% of the total outstanding shares of the Company as of the last day of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year, subject to adjustment. The aggregate maximum number of shares that may be granted in connection with incentive stock options under the 2019 Plan is 3,477,643 ordinary shares. The 2019 Plan permits the grant of four types of awards: options (which may be incentive share options or non-statutory share options), share appreciation rights, share grants and restricted share units. As of December 31, 2019, there were nil options and 547,000 restricted share units outstanding under the 2019 Plan.

Stock-Based Compensation

The following table sets stock-based compensation included in each of the accounts, including amount arising from Weibo’s incentive plan:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Costs of revenues	$9,257	$10,128	$11,859
Sales and marketing	20,790	21,942	24,499
Product development	29,163	30,830	38,991
General and administrative	32,177	32,169	46,522
	$91,387	$95,069	$121,871

The following table sets forth the summary of number of shares available for issuance:

Shares Available
(In thousands)
January 1, 2017	3,346
Granted*	(673)
Cancelled/forfeited	320
Expired	(85)
December 31, 2017	2,908
Granted*	(2,456)
Cancelled/forfeited	128
Expired	(13)
December 31, 2018	567
Authorized	3,478
Granted*	(1,354)
Cancelled/forfeited	261
Expired	—
December 31, 2019	2,952

*  In 2017, 2018 and 2019, 385,000, 1,404,000 and 1,019,000 restricted shares units, or 673,000, 2,456,000 and 1,354,000 equivalent option shares, respectively, were granted.

Stock Option

No options were granted during the presented periods under 2015 Incentive Plan.

The following table sets forth the summary of option activities under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2017	234	$38.41	3.63	$5,226
Exercised	(26)	$35.69
Cancelled/expired/forfeited	(18)	$37.61
December 31, 2017	190	$38.86	2.56	$11,693
Exercised	(34)	$43.85
Cancelled/expired/forfeited	(1)	$35.69
December 31, 2018	155	$37.75	1.93	$2,467
Exercised	—	$35.69
Cancelled/expired/forfeited	—	$—
December 31, 2019	155	$37.75	0.93	$338

Vested and expected to vest as of December 31, 2018	155	$37.75	1.93	$2,467
Exercisable as of December 31, 2018	153	$37.77	1.93	$2,435
Vested and expected to vest as of December 31, 2019	155	$37.75	0.93	$338
Exercisable as of December 31, 2019	155	$37.75	0.93	$338

The total intrinsic value of options exercised during 2017, 2018 and 2019 was $1.6 million, $1.5 million and nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option of the Company during 2017, 2018 and 2019 was $0.9 million, $1.5 million and nil. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2018 and 2019 was $53.64 and $39.93, respectively.

As of December 31, 2018 and 2019, there was $0.02 million and nil of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees and directors, respectively. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Information regarding the stock options outstanding as of December 31, 2018 and 2019 are summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2018
$35.69 - $35.69	31	$35.69	29	$35.69	2.04
$38.27 - $38.27	124	$38.27	124	$38.27	1.90
	155	$37.75	153	$37.77	1.93

As of December 31, 2019
$35.69 - $35.69	31	$35.69	31	$35.69	1.04
$38.27 - $38.27	124	$38.27	124	$38.27	0.90
	155	$37.75	155	$37.75	0.93

Restricted Share Units

Summary of Service-Based Restricted Share Units

The following table sets forth the summary of service-based restricted share unit (“RSU”) activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
January 1, 2017	2,405	$45.47
Awarded*	365	$75.05
Vested	(905)	$45.45
Cancelled/forfeited	(165)	$44.57
December 31, 2017	1,700	$51.92
Awarded*	1,383	$77.67
Vested	(874)	$48.44
Cancelled/forfeited	(64)	$57.78
December 31, 2018	2,145	$69.76
Awarded*	999	$46.61
Vested	(900)	$63.56
Cancelled/forfeited	(145)	$72.33
December 31, 2019	2,099	$61.23

*   20,000, 25,000 and 25,000 RSUs were granted to non-employee directors in 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, there was $118.2 million and $106.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based RSUs granted to the Company’s employees and non-employee directors, which is expected to be recognized over a weighted-average period of 3.0 years and 2.9 years respectively. The total fair value based on the respective vesting dates of the restricted share units vested was $92.2 million, $69.7 million and $41.6 million during the years ended December 31, 2017, 2018 and 2019, respectively.

The following table sets forth a summary of performance-based RSU activities for the years ended December 31, 2017, 2018 and 2019:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
January 1, 2017	18	$47.47
Awarded	19	$65.18
Vested	(15)	$47.47
Cancelled/forfeited	(8)	$58.51
December 31, 2017	14	$65.18
Awarded	21	$102.88
Vested	(12)	$65.18
Cancelled/forfeited	(11)	$98.10
December 31, 2018	12	$101.86
Awarded	21	$67.35
Vested	(7)	$102.69
Cancelled/forfeited	(15)	$78.72
December 31, 2019	11	$67.35

As of December 31, 2017, 2018 and 2019, all performance-based restricted shares granted but not cancelled had been fully vested.

Weibo’s Stock-Based Compensation

In August 2010, the Company’s subsidiary Weibo Corporation adopted the 2010 Share Incentive Plan (the “2010 Weibo Incentive Plan”), which has a term of ten years and permits the granting of options, share appreciation rights, restricted share units and restricted shares of Weibo to employees, directors and consultants of Weibo and its affiliates. Under the plan, a total of 35 million ordinary shares were initially reserved for issuance. The maximum number of ordinary shares available for issuance is reduced by one share for every one share issued pursuant to a share option or share appreciation right and by 1.75 share for every one share issued as restricted share or pursuant to a restricted share unit. In March 2014, the 2010 Plan was terminated and all remaining shares were forwarded to the 2014 Plan.

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the 2010 Plan plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talent. Stock based compensation related to the grants were amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares) with $48.0 million, $41.0 million and $61.3 million expensed for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table sets forth the stock-based compensation included in each of the relevant accounts arising from Weibo’s incentive plan:

	Year Ended December 31,
	2017	2018	2019
	(In thousands)
Cost of revenues	$3,716	$3,522	$5,251
Sales and marketing	8,264	6,837	9,828
Product development	21,879	21,187	28,628
General and administrative	14,178	9,465	17,582
	$48,037	$41,011	$61,289

The following table sets forth a summary of the number of shares available for issuance under Weibo’s incentive plan:

Shares Available
(In thousands)
January 1, 2017	18,878
Granted	(736)
Cancelled/expired/forfeited	398
December 31, 2017	18,540
Granted	(1,597)
Cancelled/expired/forfeited	350
December 31, 2018	17,293
Granted	(2,411)
Cancelled/expired/forfeited	222
December 31, 2019	15,104

The following table sets forth a summary of option activities under Weibo’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
January 1, 2017	2,587	$1.41	1.6	$101,403
Exercise	(2,122)	$1.04
Cancelled/expired/forfeited	(28)	$0.68
December 31, 2017	437	$3.24	2.0	$43,800
Exercise	(248)	$3.14
Cancelled/expired/forfeited	(5)	$1.16
December 31, 2018	184	$3.45	1.5	$10,089
Exercise	(95)	$3.41
Cancelled/expired/forfeited	—	$—
December 31, 2019	89	$3.49	0.7	$3,799

Vested and expected to vest as of December 31, 2018	184	$3.45	1.5	$10,089
Exercisable as of December 31, 2018	184	$3.45	1.5	$10,089
Vested and expected to vest as of December 31, 2019	89	$3.49	0.7	$3,799
Exercisable as of December 31, 2019	89	$3.49	0.7	$3,799

No options were granted in the years ended December 31, 2017, 2018 and 2019. The total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was $135.2 million, $25.6 million and $4.2 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option for Weibo during the years ended December 31, 2017, 2018 and 2019 was $2.3 million, $0.8 million and $0.3 million, respectively. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2018 and 2019 was $58.43 and $46.35, respectively.

All unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to Weibo’s employees and directors has been fully amortized in 2017.

Information regarding stock options of Weibo outstanding is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
As of December 31, 2018
$ 3.25 - $3.36	32	$3.30	32	$3.30	0.8
$ 3.43 - $3.50	152	$3.48	152	$3.48	1.7
	184	$3.45	184	$3.45	1.5

As of December 31, 2019
$ 3.43 - $3.50	89	$3.49	89	$3.49	0.7
	89	$3.49	89	$3.49	0.7

Weibo’s Restricted Share Units

The following table sets forth the summary of service-based restricted share unit activities for Weibo:

		Weighted-Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
As at January 1, 2017	5,458	$17.23
Awarded	581	$62.87
Vested	(2,406)	$17.01
Cancelled/forfeited	(366)	$17.72
As at December 31, 2017	3,267	$25.45
Awarded	1,406	$68.18
Vested	(1,757)	$21.59
Cancelled/forfeited	(160)	$44.00
As at December 31, 2018	2,756	$48.62
Awarded	2,313	$45.49
Vested	(1,374)	$37.60
Cancelled/forfeited	(183)	$48.48
As at December 31, 2019	3,512	$50.89

As of December 31, 2019, unrecognized compensation cost, adjusted for estimated forfeitures and related to non-vested, service-based restricted share units granted to Weibo’s employees and directors, was $150.7 million. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value based on the vesting date of the restricted share units vested was $40.9 million, $37.9 million and $51.7 million during the years ended December 31, 2017, 2018 and 2019, respectively.

Weibo’s Summary of Performance-Based RSUs

The following table sets forth a summary of Weibo’s performance-based RSU activities for the years ended December 31, 2017, 2018 and 2019:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
January 1, 2017	108	$27.00
Awarded	155	$50.45
Vested	(102)	$27.00
Cancelled/forfeited	(32)	$46.42
December 31, 2017	129	$50.32
Awarded	191	$86.63
Vested	(126)	$50.32
Cancelled/forfeited	(190)	$86.90
December 31, 2018	4	$87.14
Awarded	98	$64.33
Vested	(4)	$87.14
Cancelled/forfeited	(39)	$69.14
December 31, 2019	59	$61.17

As of December 31, 2018 and 2019, there was $0.02 million and $0.4 million unrecognized compensation cost related to performance-based restricted share units granted to Weibo’s employees, respectively.

19. Segment Information

The Company currently operates in three principal business segments globally — Portal advertising, Weibo and Fintech. Information regarding the business segments provided to the Company’s chief operating decision makers (“CODM”) are at the revenue or gross margin level. The Company currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments of Portal advertising and Fintech. The Company currently does not allocate other long-lived assets to the geographic operations, except for property and equipment.

The following tables present summary information by segment:

For the Year Ended December 31, 2017:

	Portal
	advertising	Fintech[1]	Subtotal	Weibo	Elimination[2]	Total
	(In thousands, except percentages)
Net revenues	$320,473	$122,535	$443,008	$1,150,054	$(9,178)	$1,583,884
- Advertising	320,473	—	320,473	996,745	(5,352)	1,311,866
- Non-advertising	—	122,535	122,535	153,309	(3,826)	272,018
Costs of revenues	121,278	65,733	187,011	231,255	(4,129)	414,137
Gross margin	62%	46%	58%	80%		74%
Operating expenses:
Sales and marketing			$138,368	$275,537	$(5,049)	$408,856
Product development			73,999	193,393	—	267,392
General and administrative			62,608	42,315	—	104,923
Total operating expenses			$274,975	$511,245	$(5,049)	$781,171
Income (loss) from operations			(18,978)	407,554	—	388,576
Interest and other income, net			29,436	13,260		42,696
Income (loss) from equity method investments, net			(17,100)	1,030		(16,070)
Realized gain on long-term investments			131,993	14		132,007
Investment related impairment			(118,223)	(4,747)		(122,970)
Income before income tax expense			7,128	417,111		424,239
Income tax expense			(7,930)	(66,746)		(74,676)
Net income (loss)			$(802)	$350,365		$349,563

For the Year Ended December 31, 2018:

	Portal
	advertising	Fintech[1]	Subtotal	Weibo	Elimination[2]	Total
	(In thousands, except percentages)
Net revenues	$290,215	$111,412	$401,627	$1,718,518	$(11,818)	$2,108,327
- Advertising	290,215	—	290,215	1,499,180	(110)	1,789,285
- Non-advertising	—	111,412	111,412	219,338	(11,708)	319,042
Costs of revenues	117,600	68,500	186,100	277,648	(11,708)	452,040
Gross margin	59%	39%	54%	84%		79%
Operating expenses:
Sales and marketing			$172,648	$527,424	$(110)	$699,962
Product development			96,069	249,873	—	345,942
General and administrative			76,429	43,755	—	120,184
Goodwill and acquired intangibles impairment			12,691	10,554	—	23,245
Total operating expenses			$357,837	$831,606	$(110)	$1,189,333
Income (loss) from operations			(142,310)	609,264	—	466,954
Interest and other income, net			25,547	43,808		69,355
Income (loss) from equity method investments, net			1,063	57		1,120
Realized gain (loss) on long-term investments			3,016	(287)		2,729
Fair value changes through earnings on investments, net			56,459	40,074		96,533
Investment related impairment			(57,207)	(24,074)		(81,281)
Income (loss)before income tax expense			(113,432)	668,842		555,410
Income tax expense			(32,862)	(96,222)		(129,084)
Net income (loss)			$(146,294)	$572,620		$426,326

1 Fintech includes SINA fin-tech and portal other businesses.

2 Weibo has provided advertising service to portal advertising business since 2016 and started to provide channel service to Fintech since 2017. The related revenue, cost of revenue and expenses were eliminated at the consolidation level.

For the Year Ended December 31, 2019:

	Portal
	advertising	Fintech[1]	Subtotal	Weibo	Elimination[2]	Total
	(In thousands, except percentages)
Net revenues	$216,440	$206,780	$423,220	$1,766,914	$(27,179)	$2,162,955
- Advertising	216,440	—	216,440	1,530,211	(3,034)	1,743,617
- Non-advertising	—	206,780	206,780	236,703	(24,145)	419,338
Costs of revenues	90,071	98,676	188,747	328,826	(24,145)	493,428
Gross margin	58%	52%	55%	81%		77%
Operating expenses:
Sales and marketing			$165,684	$465,339	$(3,034)	$627,989
Product development			88,374	284,444	—	372,818
General and administrative			207,720	90,721	—	298,441
Total operating expenses			$461,778	$840,504	$(3,034)	$1,299,248
Income (loss) from operations			(227,305)	597,584	—	370,279
Interest and other income, net			4,157	59,896		64,053
Income (loss) from equity method investments, net			13,222	(13,198)		24
Realized gain (loss) on long-term investments			(3,022)	612		(2,410)
Fair value changes through earnings on investments, net			(42,143)	207,438		165,295
Investment related impairment			(92,114)	(249,935)		(342,049)
Income (loss) before income tax expense			(347,205)	602,397		255,192
Income tax expense			(36,901)	(109,564)		(146,465)
Net income (loss)			$(384,106)	$492,833		$108,727

The following is a summary of the Company’s geographic operations:

	PRC	International	Total
	(In thousands)
Year ended and as of December 31, 2017:
Net revenues	$1,571,035	$12,849	$1,583,884
Long-lived assets	$285,208	$279	$285,487
Year ended and as of December 31, 2018:
Net revenues	$2,096,179	$12,148	$2,108,327
Long-lived assets	$487,844	$337	$488,181
Year ended and as of December 31, 2019:
Net revenues	$2,154,529	$8,426	$2,162,955
Long-lived assets	$466,727	$659	$467,386

Revenues are attributed to the countries in which the invoices are issued.

20. Financial Instruments

Fair Value

The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2018 and 2019:

	Fair Value Measurements
	(In thousands)
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
As of December 31, 2018
Assets
Money market funds [1]	$86,823	$86,823	$—	$—
Bank time deposits [2]	874,901	—	874,901	—
Equity securities with readily determinable fair value [3]	93,262	93,262	—	—
Total	$1,054,986	$180,085	$874,901	$—
Liabilities
Guarantee liabilities	$10,952	$—	$—	$10,952
As of December 31, 2019
Assets
Money market funds [1]	$18,951	$18,951	$—	$—
Bank time deposits [2]	977,578	—	977,578	—
FVO Loan Investment [4]	121,131	—	—	121,131
Equity securities with readily determinable fair value [3]	251,003	251,003	—	—
Total	$1,368,663	$269,954	$977,578	$121,131
Liabilities
Guarantee liabilities	$43,677	$—	$—	$43,677

1 Included in cash and cash equivalents on the Company’s consolidated balance sheets.

2 Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

3 Included in long-term investments on the Company’s consolidated balance sheets.

4 Included in prepaid expenses and other current assets on the Company’s consolidated balance sheets.

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

The Company reviews its equity securities investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators prior to 2018. In 2017, the Company recognized an impairment charge of $1.3 million on equity securities investments. With the adoption of new investment guidance under ASC 820, the available-for-sale securities were reclassified as investment with readily determinable fair values beginning January 1, 2018 with their fair value change recognized in earnings immediately. The fair values of the Company’s equity investments in the equity securities are measured using quoted market prices.

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

The Company also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge were to be recognized. As of December 31, 2018 and 2019, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies and strategic collaboration with and the prospects of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The Company recognized an impairment charge of $120.8 million for those investments under cost method and equity method in 2017. The Company recognized an impairment charge of $61.0 million and $321.4 million for those investments without readily determinable fair values and equity method investments in 2018 and 2019, respectively. As of December 31, 2018 and 2019, the remaining balance of those investments after impairment were $15.5 million and $215.9 million, respectively. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which ranges from 12% to 23%, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability.

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. For the years ended December 31, 2017, 2018 and 2019, the Company provided nil, $12.7 million and nil of impairment on the acquired intangible assets based on management’s assessment. The Company has a policy to perform impairment assessment of its goodwill on an annual basis as of the balance sheet date, or when facts and circumstances warrant a review. Based on the assessment of declined revenue and near-term outlook, considering a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry, the Company performed goodwill impairment assessment at the reporting unit level. With the assistance of an independent valuation firm, the Company recognized a goodwill impairment of nil, $10.6 million and nil for the years ended December 31, 2017, 2018 and 2019, respectively and the remaining carrying values were zero after the impairment for the respective reporting units. The fair value of reporting units were determined using Level 3 inputs.

The Company measures its guarantee liabilities initially at fair value and estimates the fair value of the guarantee liabilities by estimating with the consideration of discounting expected future payouts, accumulative expected loss rates and incorporating a markup margin. The expected net accumulative expected loss rates applied in the valuation models which ranged from 3.2% to 3.7% at inception. These inputs in isolation can cause significant increases or decreases in fair value. The Company also elected to measure one loan investment with variable interest rate using fair value option, with subsequent fair value change recorded in fair value changes through earnings on investments, net. The Company estimated the fair value with consideration of expected future cash flow under different scenarios, possibility of different scenarios and discount rate. Guarantee liabilities and FVO Loan Investment are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table sets forth the Company's guarantee liabilities movement activities for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2018	2019
	(In thousands)
Balance at the beginning of year	$10,143	$10,952
Provision at the inception of new loans	39,291	70,120
Payment for the guarantee	(37,082)	(34,507)
Subsequent adjustments to the provisions	(792)	(2,452)
Foreign exchange impacts	(608)	(436)
Balance at the end of the year	$10,952	$43,677

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

As of December 31, 2018 and 2019, the Company had $2.3 billion and $2.8 billion in cash and bank deposits, such as time deposits (with terms generally up to twelve months), with large domestic banks in China, respectively. Historically, deposits in Chinese banks were secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Company holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2018 and 2019, substantially all accounts receivable have been derived from the Company’s China operations.

No customer accounted for more than 10% of the Company’s total net revenues in 2017, 2018 and 2019. Only three and two customers accounted for more than 10% of the Company’s net accounts receivable as of December 31, 2018 and 2019 as follows:

	As of December 31,
	2018	2019
Customer
Customer A	10%	10%
Customer B	13%	18%
Customer C	15%	*

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

In 2017, 2018 and 2019, the majority of the Company’s revenues derived and expenses incurred were in RMB. As of December 31, 2018 and 2019, the Company’s cash, cash equivalents, restricted cash and short-term investments balance denominated in RMB was $1.2 billion and $1.4 billion, accounting for 49% and 44% of the Company’s total cash, cash equivalents, restricted cash and short-term investments balance, respectively. As of December 31, 2018 and 2019, the Company’s accounts receivable balance denominated in RMB was $527.9 million and $601.3million, which accounted for almost all of its net accounts receivable balance, respectively. As of December 31, 2018 and 2019, the Company’s current liabilities balance denominated in RMB was $1,091.9 million and $1,497.1 million, which accounted for 95% and 87% of its total current liabilities balance, respectively. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial

Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2019 (Note 16).

21. Convertible Debt, Unsecured Senior Notes and Treasury Stock

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

The net proceeds to the Company from the issuance of the 2018 Notes were $783.2 million, net of issuance cost of $16.8 million. Concurrently, the Company repurchased $100.0 million of its shares from the open market. The Company pays cash interest at an annual rate of 1.00% on the 2018 Notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. The issuance costs of the 2018 Notes are being amortized to interest expense to the earliest redemption date of the 2018 Notes (“December 1, 2016”).

Concurrently with the issuance of the Notes, the Company offered a put option (the “Put Option”) to the holders of the Notes, which enable the holders to have the right to require the Company to repurchase for cash all or part of the Notes at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the repurchase date (“December 1, 2016”). If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the 2018 Notes holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, but excluding, the fundamental change purchase date.

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

Description of 2022 Weibo Convertible Senior Notes

In October 2017, Weibo, a subsidiary of the Company, issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (the “2022 Notes”) at par. The Notes may be converted into ADSs of Weibo preceding November 15, 2022 in $1,000 principal amount or an integral multiple of $1,000 in excess thereof, at the option of the holder, at an initial conversion price of approximately $133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change, Weibo will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. As of November 15, 2022, unless earlier converted, Weibo is required to redeem the notes.

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

Description of 2024 Weibo Unsecured Senior Notes

In July 2019, Weibo issued $800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Weibo Senior Notes”). The 2024 Weibo Senior Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The 2024 Weibo Senior Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with the terms prior to maturity. The net proceeds to Weibo from the issuance of the 2024 Notes were $793.3 million, net of issuance cost of $6.7 million. The issuance costs of the 2024 Weibo Senior Notes are being amortized to interest expense over the contractual life. The 2024 Weibo Senior Notes do not contain any financial covenants or other significant restrictions.

Accounting assessment

The Company assessed the accounting for 2018 Notes and 2022 Notes (collectively as “Convertible Notes”) in accordance with ASC 470 and concluded that:

●	The bifurcation of the conversion feature from the debt host, the Convertible Notes, is not required as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity, and therefore meets the scope exception prescribed in ASC 815-10-15;
●	There is no beneficial conversion feature noted at the issuance date as the conversion price of the Notes is greater than the stock price of the offering company at the date of issuance.

Therefore, the Company has accounted for the respective Convertible Notes as a single instruments in accordance with ASC 470, and classified them as a long-term debt. The issuance cost were recorded as reduction to convertible notes balance, and are amortized as interest expenses over the period from the issuance date to the earliest conversion date. The Company recognized interest expenses related to the 2018 Notes of $4.2 million and $1.4 million for the years ended December 31, 2017 and 2018, respectively. The interest expenses related to the 2022 Notes were $15.4 million for both the years ended December 31, 2018 and 2019, respectively. The interest expenses related to the 2024 Notes was $14.5 million for the year ended December 31, 2019.

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

In August 2018, the board of directors approved a new share repurchase plan whereby the Company was authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of December 2019 (the “2018 Program”). As of December 31, 2019, approximately 2.2 million shares were repurchased for approximately $82.1 million in cash under the 2018 Program.

On December 30, 2019, board of directors has authorized a share repurchase program under which the Company may repurchase up to $500 million of its ordinary shares for a period through the end of December 2020 (the 2020 Program).

All the ordinary shares repurchased above are no longer outstanding and pending for cancellation and are included as treasury stock.

22. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases its office facilities under non-cancelable operating leases with various expiration dates through 2023. For the years ended December 31, 2017, 2018 and 2019, rental expense was $13.7 million, $17.9 million and $17.0 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2019 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
Operating lease commitments	$26,681	$13,101	$13,492	$88	$—

Purchase commitments mainly include minimum commitments for Internet connection, content and services related to website operation, and marketing activities. Capital commitment was primarily related to commitments on the purchase of fixed assets and the payment on leasehold improvements.

Purchase commitments as of December 31, 2019 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
Purchase commitments	$626,477	$591,330	$35,084	$63	$—
Capital commitments	$5,587	$5,025	$562	$—	$—

Other commitment represents future maximum commitment relating to the principal amount and interests in connection with a) the issuance of $900 million in aggregate principle amount of 1.25% coupon interest convertible senior notes by Weibo, which will due in 2022 b) the issuance of $800 million in aggregate principle amount of 3.5% coupon interest senior notes by Weibo, which will due in 2024 c) the principal amount and interests of short-term bank loans d) the principal amount and interests of funding debts e) the litigation reserve for NAI f) commitment on equity investment. Other commitments as of December 31, 2019 were as follows:

		Less than One	One to	Three to	More than
	Total	Year	Three Years	Five Years	Five Years
	(In thousands)
2022 Notes	$933,750	$11,250	$922,500	$—	$—
2024 Notes	940,000	28,000	56,000	856,000	—
Short-term bank loans	82,929	82,929	—	—	—
Funding debts and interests	197,132	174,872	22,260	—	—
Litigation reserve	125,809	125,809	—	—	—
Equity investments	115,022	115,022	—	—	—
Total other commitments	$2,394,642	$537,882	$1,000,760	$856,000	$—

There are uncertainties regarding the legal basis of the Company’s ability to operate an Internet business and telecommunication value-added services in China as of December 31, 2019. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

The Company's financial service business is operated under highly regulated environment with frequent new rules and regulations. The implementations and interpretations of certain new rules and regulations are unclear. The company provides guarantee on the principal, interest payment and penalty fee of the defaulted loans to the lenders via qualified guarantee companies. In addition, the Company commits to fund certain shortfalls in the event a borrower fails to fulfill its repayment obligation and the guarantee provided by the qualified third party was not sufficient. Due to the risk and uncertainty of such arrangements, the Company is not certain that the existing practices will not be deemed to violate any existing or future laws, regulations, rules, and policies. Therefore, the Company might be required to adjust those arrangements prospectively and make other remediation for existing contracts, which may cause a negative impact to the Company's financial performance.

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

The Company and a few of its subsidiaries have been named as respondents in an arbitration initiated with the Netherlands Arbitrage Institute and China International Economic and Trade Arbitration Commission ("CIETAC") in which the claimant claimed damages amount based on the alleged use by the respondents of certain intellectual property of the claimants in breach of certain license agreements. On June 3, 2019, the CIETAC issued its award that denied the claimant's claims in favor of the respondents. In

December 2019, the arbitrators of Netherlands Arbitrage Institute found that Sina Hong Kong Limited was a party to, and had breached, a license agreement with the claimant and ordered that Sina Hong Kong Limited and another subsidiary of the Company be jointly and severally obligated to pay the claimant as stipulated under the arbitral award. As Sina Hong Kong Limited is the Company's consolidated subsidiary, the Company recorded a litigation reserve of approximately $125.8 million in operating expenses in the fourth quarter of 2019. The Company believe this cases is without merit and intend to defend the action vigorously.

As of December 31, 2019, there are no other claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

23. Subsequent Events

Subsequent to December 31, 2019, the Company’s business has been significantly impacted by the coronavirus outbreak in China. The epidemic has resulted in quarantines, travel restrictions, and suspension of non-essential business all around China. The Company’s business operations, financial condition, operating results and cash flow for 2020 will adversely be affected by the outbreak, including but not limited to material negative impact to the Company’s total revenues, slower collection of accounts receivables, additional allowance for doubtful accounts and significant downward adjustments or impairment to the Company’s long-term investments. Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the epidemic and the related financial impact cannot be estimated at this time.